INDEPENDENT TECHNICAL REPORT

NIEVES SILVER PROJECT

ZACATECAS STATE, MEXICO

VOLUME I

QUATERRA RESOURCES INC.

1185 West Georgia Street, Suite 1550
Vancouver, British Columbia, Canada
V6E 4E6

and

BLACKBERRY VENTURES 1 LLC.

30 Rockefeller Plaza, Suite 4250,
New York, New York 10112

November 15th, 2006

Prepared By:	Caracle Creek International Consulting Inc.
Suite 203 - 210 Cedar Street Sudbury, Ontario, Canada P3B 1M6 +1.705.671.1801

Stephen Wetherup, B.Sc., P.Geo.

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	1

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	2

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

Table 7-2:	Major Altiplano Ore Deposits (after Wendt, 2002)	28
Table 10-1:	Lengths of geophysical grid established on the Nieves Property	35
Table 10-2:	Additional lines surveyed by ground magnetics.	36
Table 10-3:	Interpreted length from CSAMT survey and summary of drill testing of structures on the Property (after Inman, 2005).	36
Table 11-1:	Summary of diamond drill holes completed during Phase I.	39
Table 11-2:	Phase II drill collar summary.	41
Table 11-3:	Highlights from Phase II drill programme in the Concordia-San Gregorio-Dolores vein area	43
Table 11-4:	Highlights from Phase II drilling in the Santa Rita area	45
Table 11-5:	Phase II drill collar summary.	45
Table 11-6:	Highlights from the Phase III drill programme.	47
Table 14-1:	Comparison of Quaterra reported assays and CCIC check assays of identical intervals	50
Table 19-1:	Recommended budget for the next phase of exploration on the Nieves Property (with logistical costs included such as accommodation, board, travel etc…).	54

APPENDICES

Appendix 1:	Author Certificate of Qualifications and Certificate of Authorization

Appendix 2:	Glossary of Terms

Appendix 3:	Exploration Permits and Mexican Mining Law

Appendix 4:	Joint Venture Agreement between Quaterra and Blackberry

Appendix 5:	Drill Logs, Vertical Sections and Assays

VOLUME II

Appendix 6:	Assay Certificates and Analytical Methods from ALS Chemex Laboratories and Summary of Surface Sampling Programme

Appendix 7:	Site Visit Summary Sample Descriptions, Assays, Assay Certificates and Analytical Methods.

Appendix 8:	Geophysical maps and sections.

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	3

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

SUMMARY

Caracle Creek International Consulting Inc. (“CCIC”) was contracted by Quaterra Resources Inc. (“Quaterra”), a Toronto Stock Exchange listed company, and Blackberry Ventures 1 LLC. (“Blackberry”), a privately held company, to conduct a site visit and prepare a NI43-101 compliant Independent Technical Report (the "Report") on their Nieves Property (the “Property”) in Zacatecas State, Mexico. This Report is intended to provide an overview of the results from the work programmes conducted by Quaterra and Blackberry from 2002 to 2006.

The Nieves Property is centred at 23o58’N latitude, 103o03’W longitude within Zacatecas State, Mexico approximately 150 kilometres northwest of the state capital of Zacatecas and 90 kilometres north of the mining community of Fresnillo. The Nieves Property comprises 15 separate exploitation claims/concessions in the State of Zacatecas Mexico. These claims are jointly owned by Blackberry Ventures 1, LLC and Quaterra Resources Inc. Net Smelter Return Royalties (“NSR”) remain outstanding on each of the concessions to Kennecott Exploration and a group consisting of Abelardo Garza Hernandez, Noel McAnulty and Bill Shafer. The 2% NSR owed to Kennecott is uncapped but NSR owed to Garza, McAnulty and Shafer may be purchased in full for US$2,000,000.

The first discovery on the area covered by the Nieves Property was the Santa Rita Vein in 1560 by Spanish explorers. Soon after in 1574 the Concordia Vein was discovered. The Santa Rita and Concordia-San Gregorio-Dolores Veins were the focus of mining by the Spanish and Mexican miners until 1880. Between 1880 and 1910 several foreign mining companies operated mining operations on the two main vein systems with the only documented mine working plans available on the Concordia Vein. Production is thought to have been less than 50,000 tonnes for the entire Nieves District up until 1910. From 1910 to 1978 the only appreciable mining occurred on the Santa Rita Vein where a 100 ton/day mill was built and operated until 1978. There are no records for this mining.

In the early 1990’s, Abelardo Garza Hernandez, Noel McAnulty and Bill Shafer assembled a land position in the area and presented it to Kennecott Exploration who signed the lease in January 1995. Kennecott worked on the Nieves Property from 1994-1996 where they completed geological mapping, satellite image analysis, soil geochemical surveys, rock geochemical sampling, and 1532.5 m of reverse-circulation drilling. Western Copper

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	4

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

optioned the ground from Kennecott in 1997 and completed a work programme which included 921 m of drilling between 1997 and 1998. Quaterra purchased a 100% interest in the property from Western in 1999 and completed an additional 10 drill holes totalling 3506.57 m. Results form this recent exploration work identified the presence of a large hydrothermal alteration system occurring throughout the Nieves Property and drill testing of the previously mined vein systems showed them to have significant Ag-Au-Pb-Zn grades and extended 100’s of meters beyond where they were mined along strike and to depth.

The Nieves Property lies on the western flank of the Central Altiplano in Mexico, just east of the Sierra Madre Occidental ranges. Basement rocks underlying the western Altiplano are a late Palaeozoic to Mesozoic assemblage of marine sedimentary and submarine volcanic rocks belonging to the Guerrero Terrane that were obducted/overthrust onto older Palaeozoic and Precambrian continental rocks during the early Jurassic. These were then overlapped by a Jura-Cretaceous epi-continental marine and volcanic arc sequence. Mesozoic marine rocks are host to the San Nicolas VMS deposit and Francisco I. Madero Sedex deposit. Unconformably overlying the Mesozoic basement rocks in the western Altiplano are units from the late Cretaceous to Tertiary, Sierra Madre Occidental magmatic arc.

Rocks underlying the Nieves Property are of two distinct ages (1) Mesozoic inter-bedded argillite and greywacke interpreted as belonging to the Caracol Formation overlain by (2) Tertiary rhyolite volcaniclastic rocks separated by a presumably Tertiary age basal conglomerate and conglomeratic sandstone sequence.

Within the Altiplano Region of Mexico, epithermal silver veins are the most dominant deposit type with such world-class examples as Pachuca, Zacatecas, Fresnillo, and Guanajuato to name a few. The nearest of these world class examples is the Fresnillo Deposit owned and operated by Peñoles which lies 90 km to the south of the Nieves Property. Furthermore, the geology of both the Fresnillo and Nieves Districts are similar and silver mineralization in both areas is related to Tertiary epithermal fluids. As such, Fresnillo styles of mineralization are the primary targets for exploration on the Nieves Property.

On the Nieves Property there are three major east to east-northeast striking silver vein systems, the California, Concordia-San Gregorio-Dolores, and Santa Rita veins systems. In addition to these silver mineralized systems is an east-northeast to east-southeast striking manganese breccia system hosted by Tertiary rhyolitic rocks on the east side of the Property

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	5

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

and numerous other east to east-northeast trending geophysical anomalies and alteration zones that have yet to be explored.

Together, Quaterra and Blackberry have completed three work programmes on the Nieves Property from October, 2003 to June, 2006 and are named Phases I, II, and III. Phase I of the exploration programmes on Nieves began in October 2003 and was completed as of August 2004 and included air photo interpretation and cartography, establishing a property wide grid and brushing out the lines, CSAMT and IP geophysical surveying, surveying of previous drill collars, geochemical sampling and diamond drilling. Phase II exploration work began in September, 2004 and was completed by April, 2005. It consisted of drilling 11 holes totalling 5170.92 m. Phase III exploration work began in June, 2005 and ended in May, 2006. This phase of the work programme consisted of eight drill holes totalling 5894.07 m.

CSAMT surveying contracted by Quaterra has delineated the presence of six high-priority conductor/vein system targets which require drill testing. In addition to the high-priority targets, CSAMT data suggests that over a dozen secondary conductors/vein systems occur throughout the Nieves Property of which few have been tested by drilling. Most of the drilling during Phases I, II and II was conducted in the Concordia-San Gregorio-Dolores vein system, in an effort to better understand and expand the extents of this system. However, there are a plethora of additional targets yet to be drill tested.

Mineralization on the Nieves Property as indicated by the exploration work conducted thus far appears to be of moderate grade for narrow vein type systems (100-200 g/t on average) and these individual veins are generally less than 1 m thick. Generally, these grades and widths would be considered marginally economic however these results are not representative of the high-grade shoots historically mined (4065 g/t Ag reported in the Concorida Vein; section 5.1) mainly because the drilling conducted by Quaterra has focussed on establishing the strike and depth extents of the various vein systems and not toward defining the high-grade shoots. QTA-19 was drilled directly below the historical mine working and returned a similar 4020 g/t Ag over 1.5 m confirming the grades reported by the historical mining records. Even though the Quaterra drilling programmes have been expanding the known strike and depth extents of the documented vein systems, specifically the Concordia-San Gregorio-Dolores vein system, the drilling to date has not fully tested the Concordia-San Gregorio-Dolores vein system nor the other vein systems on the Property (i.e. the Santa Rita, Orion, or California veins are only tested by four, one and three holes respectively). Therefore, in CCIC’s

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	6

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

opinion there are abundant drill targets remaining on the Nieves Property and excellent potential to find additional high-grade silver shoots within the known veins systems.

Furthermore, there are intriguing low-grade stockwork zones that appear to show that this epithermal system was not channelled along discrete veins but rather along bifurcated and complex vein systems with lower overall grade but significantly greater widths. Quaterra has just begun drill testing these low-grade vein systems subsequently; it is CCIC’s opinion that there is significant potential to identify low to moderate-grade bulk-tonnage silver-lead-zinc zones on the Nieves Property.

CCIC recommends that a structural study, 3-D modelling and data compilation (including satellite image analyses) be conducted to develop an improved model of the style and distribution of the mineralization and alteration on the Nieves Property. Once completed an aggressive drilling programme consisting of approximately 10,000 m is suggested to continue to test drill targets and to infill zones required to enable resource calculations to be made on the Concordia-San Gregorio-Dolores vein system.

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	7

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

1.0	INTRODUCTION AND TERMS OF REFERENCE

Caracle Creek International Consulting Inc. (“CCIC”) was contracted by Quaterra Resources Inc. (“Quaterra”), a Toronto Stock Exchange listed company, and Blackberry Ventures 1 LLC. (“Blackberry”), a privately held company, to conduct a site visit and prepare a NI43-101 compliant Independent Technical Report (the "Report") on their Nieves Property (the “Property”) in Zacatecas State, Mexico. This Report is intended to provide an overview of the results from the work programmes conducted by Quaterra and Blackberry from 2002 to 2006.

The author, Stephen Wetherup, visited the Property on October 3rd and 4th, 2006 where he was shown most of the drill collar locations, most of the major geological features and units, and toured the core cutting, logging, and storage facilities. Representative check samples were taken from intervals of reported mineralized zones from four different holes and representing the various styles of mineralization and the three different areas of mineralization on the Property.

Most of the information used in the preparation of this Report has been provided by Quaterra, Blackberry and their representatives.

1.1	TERMINOLOGY AND UNIT CONVERSION

Before ~1980 in Canada the Imperial system was the primary system of measure and length often expressed in feet and tenths of feet, volume is expressed as cubic feet, mass expressed as short tons, and nickel and copper grades are generally expressed as percent. The precious metals grades are generally expressed as ounce per ton but may also be in parts per billion or parts per million. Conversions from the Imperial system to the SI or metric system used in Canada are provided below and quoted where practical. Metals and minerals acronyms in this report conform to mineral industry accepted usage and are listed in Appendix 2. Unless otherwise noted, dollars are expressed in Canadian currency (CAD).

Conversion factors utilized in this report include: 1 troy ounces/ton = 34.29 gram/ton; 0.029 troy ounces/ton = 1 gram/ton; 1 troy ounce/tonne = 31.10 gram/tonne; 0.032 troy ounces/tonne = 1 gram/tonne; 1 gram = 0.0322 troy ounces; 1 troy ounce = 31.104 grams; 1 pound = 0.454 kilograms; 1 foot = 0.3048 metres; 1 mile = 1.609 kilometres; 1 acre = 0.405

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	8

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

hectares; and, 1 sq mile = 2.59 square kilometres. The term gram/tonne or g/t is expressed as “gram per tonne” where 1 gram/tonne = 1 ppm (part per million) = 1000 ppb (part per billion). Other abbreviations may include ppb = parts per billion; ppm = parts per million; opt = ounce per short ton; g/t=grams per tonne, Moz = million ounces; Mt = million tonne; t = tonne (1000 kilograms); and, st = short ton (2000 pounds). A glossary of geological terms is provided in Appendix 2.

2.0	PROPERTY DESCRIPTION AND LOCATION

The Nieves Property is centred at 23o58’N latitude, 103o03’W longitude within Zacatecas State, Mexico approximately 150 kilometres northwest of the state capital of Zacatecas and 90 kilometres north of the mining community of Fresnillo (Figure 2-1).

The Nieves Property comprises 15 separate exploitation claims/concessions in the State of Zacatecas Mexico (Figure 2-2). These claims are owned by Minera Agua Tierra, S.A. de C.V. (“Minera”), a Mexican company owned by Quaterra Resources Inc. Quaterra and Blackberry Ventures 1, LLC have subsequently entered into an option agreement where by they jointly own the Nieves Property. A summary of the concession information is provided in Table 2-1 including the Net Smelter Return Royalties (“NSR”) that remain outstanding on each of the concessions to Kennecott Exploration and a group consisting of Abelardo Garza Hernandez, Noel McAnulty and Bill Shafer. The 2% NSR owed to Kennecott is uncapped but NSR owed to Garza, McAnulty and Shafer may be purchased in full for US$2,000,000.

Table 2-1: Nieves Property concession summary data.

Claim	Title	File No.	Area (Ha)	Date Issued	Expiry	% NSR	% NSR	Total
					Date	to GSM	to MK	NSR
San Gregorio I	209552	8/1.3/798	944.4291	03-Aug-99	02-Aug-49	3	2	5
Lalos	210858	8/1.3/799	30.1924	16-Dec-99	15-Dec-49	3	2	5
Lalos II	207131	8/1.3/800	3.9268	29-Apr-98	28-Apr-48	3	2	5
Lalos III	206550	8/1.3/801	0.7370	23-Jan-98	22-Jan-48	3	2	5
Elvita	206549	8/1.3/797	92.7895	23-Jan-98	22-Jan-48	3	2	5
Lalos IV	206727	8/1.3/802	5.6194	12-Mar-98	11-Mar-48	3	2	5
Orion	211168	8/1.3/782	21.8825	11-Apr-00	10-Apr-50	3	2	5
Nieves F. I (Int)	220487	8/1.3/1362	3512.2773	12-Aug-03	11-Aug-53	3	2	5
Nieves F. I (Ext)	220487	8/1.3/1362				1	2	3
Nieves F. II	201695	92/9579	10.0043	11-Oct-95	10-Oct-45	3	2	5
Nieves 2	220519	8/1.3/1366	59.2114	14-Aug-03	13-Aug-53	1	2	3
Nieves F. III	220321	8/1.3/1365	6.3400	11-Jul-03	10-Jul-53	3	2	5
Santa Rita	219398	8/1/1462	24.0000	04-Mar-03	03-Mar-53	1	2	3
Nieves F. IV	223616	8/1/1631	3.7494	21-Jan-05	20-Jan-55	1	2	3
Nazaret	180574	321.1-9/492	7.1302	13-Jul-87	12-Jul-37	3	0	3
Dolores	191776	321.1-9/773	61.0047	19-Dec-91	18-Dec-41	3	0	3
Subtotal			4783.294

GSM =Garza-Shafer-McAnulty, MK=Minera Kennecott

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	9

STATE OF ZACATECAS
Nieves Silver Property
NIEVES
MIGUEL AUZA
JUAN ALDAMA
RIO GRANDE
SOMBRERETE
SAIN ALTO
CHALCHIHUITES
JIMENEZ DEL TEUL
CANITAS DE FELIPE PESCADOR
MELCHOR OCAMPO
MAZAPIL
CONCEPCION DEL ORO
EL SALVADOR
EDO DE NUEVO LEON
VILLA DE COS
FRESNILLO
G. E ESTRADA
VICTOR ROSALES
MORELOS
PANUCO
VETAGRANDE
ZACATECAS
GUADALUPE
G. PANFILO NATERA
VALPARAISO
SUSTICACAN
JEREZ DE GARCIA SALINAS
OJOCALIENTE
GENARO CODINA
TEPETONGO
VILLANUEVA
LUIS MOYA
SAN PEDRO PIEDRA GORDA
VILLA GONZALEZ ORTEGA
NORIA DE ANGELES
VILLA HIDALGO
PINOS
LORETO
VILLA GARCIA
MONTE ESCOBEDO
ESTADO SAN LUIS POTOSI
G. JOAQUIN AMARO
MOMAX
TABASCO
ATOLINGA
HUANUSCO
TEPECHITLAN
JALPA
BENITO JUAREZ
APOZOL
TEUL DE GONZALEZ ORTEGA
JUCHIPILA
APULCO
GARCIA DE LA CADENA
NOCHISTLAN DE MEJIA
MEZQUITAL DEL ORO
MOYAHUA DE ESTRADA
N
EXPLANATION
RAILROAD
INTERNATIONAL HIGHWAY
STATE AND FEDERAL HIGHWAY
STATE CAPITAL
MUNICIPAL SEAT
MEXICO

Figure 2-1: Location of the Nieves Property within Zacatecas State, Mexico.

N
W
E
S
695000 mE
700000 mE
2655000 mN
2650000 mN
Nieves Fraction I External (220487)
San Gregorio (209552)
Lalos II (207131)
Nieves Frac. III
(201695)
Orion
(211168)
Elvita
(206549)
Lalos
(210858)
Lalos III (206550)
Lalos IV (206727)
Elvita
(206549)
Dolores (191776)
Nazaret
(180574)
Nieves Frac. II
(220321)
Nieves Fr. IV (223616)
Nieves 2 (220519)
Santa Rita (219398)
0
1000 m
UTM NAD 27 Mexico, Zone 13
Coordinate System

Figure 2-2: Nieves Silver Property (red boundary, purple area) claim map and the 15 claims that comprise the Property (black boundaries). The Nieves Property has no claims adjacent to it, hence the surrounding yellow area is open ground.

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

Prior to December 2005, under Mexican Mining Law, Mexican companies and individuals may claim mineral exploration concessions in available areas and may hold them for a period of 6 years, provided that they pay the applicable taxes and provide proof of exploration work. Since, December 2005 the Mexican Government has done away with the “exploration” and “exploitation” designations and now all claims are “mining concessions” that are good for 50 years (and renewable for 50 more) provided the work and taxes requirements are kept up to date. Recent tax payments for each of the concessions are listed in Table 2-2 with taxes payable every six months.

Table 2-2: Most recent tax assessment to Minera Agua Tierra on the Nieves concessions.
Obligation Date	Claim	Title No.	File No.	Area (Hectares)	Tax Rate (Pesos)	Cost (Pesos)	Cost (US$)
01/01/2007	SAN GREGORIO I	209552	8/1.3/798	944.429	$27.51	$25,982	$2,406
01/01/2007	LALOS	210858	8/1.3/799	30.192	$27.51	$832	$77
01/01/2007	LALOS II	207131	8/1.3/800	3.927	$55.01	$217	$20
01/01/2007	LALOS III	206550	8/1.3/801	0.737	$55.01	$42	$4
01/01/2007	ELVITA	206549	8/1.3/797	92.790	$55.01	$5,105	$473
01/01/2007	LALOS IV	206727	8/1.3/802	5.619	$55.01	$310	$29
01/01/2007	ORION	211168	8/1.3/782	21.883	$27.51	$603	$56
01/01/2007	NIEVES F. II	201695	92/9579	10.004	$96.83	$970	$90
01/01/2007	SANTA RITA	219398	8/1/1462	24.000	$13.68	$329	$30
01/01/2007	NIEVES F. I	220487	8/1.3/1362	3512.277	$6.61	$23,217	$2,150
01/01/2007	NIEVES F. III	220321	8/1.3/1365	6.340	$6.61	$43	$4
01/01/2007	NIEVES 2	220519	8/1.3/1366	59.211	$6.61	$392	$36
01/01/2007	NIEVES F. IV	223616	8/1/1631	3.749	$6.61	$26	$2
01/01/2007	DOLORES	191776	321.1-9/773	61.005	$96.83	$5,908	$547
01/01/2007	NAZARET	180574	321.1-9/492	7.130	$96.83	$691	$64
			Subtotal	4783.294		$64,668	$5,988

Quaterra is now obligated to maintain their concessions by paying the applicable taxes (~$3500.00 CAD every 6 months) and providing proof of work done with statistical, technical and economic data on any mining operations. The amount of work and taxes required by the Mineral Resources Council is updated annually to maintain constant peso amounts. Appendix 3 contains a summary of the Mexican Mining Law as provided by the Mexican Ministry of the Economy web site.

Quaterra and Blackberry are joint venture partners whereby each owns a 50% interest in the Nieves Property pursuant of an option agreement they entered into on April 10, 2003 (the “Option Agreement”). As part of this Option Agreement Quaterra and Blackberry created the limited partnership agreeing to advance funding in two stages of US$750,000 each. After

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	12

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

expenditure of the initial tranche of US$750,000, Blackberry advanced the second tranche for further Nieves development and earned a 50% interest in the project. As of May 2005, the partners were in the process of formalizing the joint venture.

2.1	POTENTIAL ECOLOGICAL AND SOCIAL LIABILITIES

The Nieves Property encompasses three silver veins systems (the Concordia-San Gregorio-Delores, the Santa Rita, and California vein systems) that have been the focus of historical mining activity, much of which is poorly documented. These previous mining operations were conducted by private miners. Open shafts and pits are abundant unmarked and in some cases completely hidden and are not fenced off. More importantly, the mining operations on the Santa Rita vein area left abundant stibnite rich tailing open on the surface, where local farming and ranching operations are ~ 500 m from dumps and tailings ponds. As these were pre-existing conditions prior to Quaterra acquiring the Nieves Property it is unlikely that the economic burden to clean up these problems will be placed upon Quaterra. However it is highly recommended that Quaterra document all of the potential ecological liabilities, including ground water testing, preferably by an independent company specializing in environmental assessment and mining reclamation, before conducting further exploration work.

Ecological concerns on the Property with regard to exploration work are minimal as the areas of primary mineral exploration interest are generally flat-lying, sparsely populated with a few cultivated areas and the remaining land area used for the periodic grazing of livestock. Minimal rehabilitation measures such as stabilizing slopes and planting local flora (“Buffell” grass) in areas of disturbance is usually sufficient to satisfy the ecological authorities, the Instituto de Investigaciones Forestales Agricolas y Pecuarias (INIFAP), a government office based in Calera, Zacatecas. There is little to no surface water for exploration or mining activities but an abundance of ground water exists and the ownership of mineral rights generally allows access to ground water as needed.

3.0	RELIANCE ON OTHER EXPERTS

CCIC have conducted this independent technical assessment in accordance with the methodology and format outlined in NI43-101, companion policy NI43-101CP and Form 43-101F1. This Report is directed solely for the development and presentation of data with

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	13

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

recommendations to allow for Quaterra and Blackberry to reach informed decisions. This Report was prepared by Stephen Wetherup, P.Geo, General Manger of CCIC, Canada. The information, conclusions and recommendations contained herein are based largely on a review of published geological reports, a site visit, company reports and data provided by Quaterra Resources Inc. and Blackberry Ventures 1, LLC. CCIC have assumed that the reports and other data listed in the “References” section of this Report are substantially accurate and complete.

Information on mineral title and ownership and status of claims as outlined in this Report were obtained from Quaterra and its representatives.

All relevant information on the Property presented in this Report is based on data derived from reports written by geologists and/or engineers, whose professional status may or may not be known in relation to the NI43-101 definition of a Qualified Person. CCIC have made every attempt to accurately convey the content of those files, but cannot guarantee either the accuracy or validity of the work contained within those files. However, CCIC believe that these reports were written for internal purposes only, with the objective of presenting the results of the work performed without any promotional or misleading intent. In this sense, the information presented should be considered reliable, unless otherwise stated, and may be used without any prejudice by Quaterra.

CCIC are not responsible for any omissions in, and CCIC do not guarantee, and make no warranty as to the accuracy of, information received from outside sources. CCIC have made all reasonable efforts to outline any land tenure or environmental issues relating to the Property and CCIC disclaim all responsibility for missing or inaccurate Property information.

4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Physiographically, the Nieves Property lies within the Mexican Altiplano or “Mesa Central” region. This region is flanked to the west by the Sierra Madre Occidental and to the east by the Sierra Madre Oriental mountain ranges (Figure 4-1). The Altiplano in this region is dominated by broad alluvium filled plains between rolling to rugged mountain ranges and hills reaching up to 3000 m above mean sea level (AMSL) and average elevations in valleys of approximately 1700 m. The climate is continental, warm and arid with temperatures ranging from 0oC to 41oC, averaging ~21oC and <1000 mm of annual precipitation. Due to

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	14

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

the limited precipitation, vegetation is sparse consisting mainly of grasses, low thorny shrubs and cacti, with scattered oak forests at higher elevations. Surface water is rare but ground water is readily available.

Elevations on the Nieves Property range from 1900 m to 2000 m AMSL. The terrain is generally flat-lying with a prominent north-south trending ridge along the eastern portion of the Property with moderate to vertical slopes (Figures 4-2 and 4-3). On the Property, there is very little human habitation with a few widely scattered farm houses, although the town of Nieves directly borders the Property to the northeast. As there are existing mines in the area and historic mining operations on the Property, the people living around the Nieves Property are knowledgeable about mining and exploration and are generally supportive of possible increased employment opportunities. Road access to the Property is excellent with the main paved highway to Nieves running along the northern portion of the Property and a network of dirt roads and trails for access to the historical mining operations extending southward to all areas of the Property. As most of the Nieves Property is flat-lying with only a few dry arroyos drill and access roads can be easily built.

The small town of Nieves (now re-named Francisco R. Murguia) can be accessed from Highway 49 along a 17 km paved side road. Nieves is the business center for the Quaterra exploration activities. From Nieves there are various dirt roads that provide access to the main mine areas on the Property. The nearest major population and services centre to Nieves is the mining town of Fresnillo approximately 90 kilometres south.

Fresnillo has a population of ~75,000 and services the Fresnillo Mine run by Peñoles. As such, it offers a substantial professional work force experienced in mining and mining related activities in addition to most other supplies and services. Access to Fresnillo and to the nearest international airport in Zacatecas is via paved highway. Zacatecas has a population of >1,000,000, is the capital of Zacatecas State and acts as the mining centre for the area. Fresnillo and Zacatecas are also serviced by rail (Figure 2-1). Other infrastructure in the area includes (1) a power line adequate to support a 100 tons per day mill, (2) an existing mill structure on the Property at the Santa Rita vein area which may be refurbished, (3) a spur of the main Zacatecas rail line that connects Rio Grande city, located 18 km to the south, and (4) reasonably close operating smelters: the San Luis Potosi copper and zinc smelter approximately 350 km’s away and the Industrias Peñoles, S.A. de C.V. (“Peñoles”) Pb-Zn smelter in Torreon, Coahuila approximately 200 km north.

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	15

Mining Districts Shown
1 - Santa Eulalia
2 - Providencia - Concepcion del Oro
3 - Naica
4 - San Martin
5 - Charcas
6 - Velardena
7 - Catorce
8 - Zimapan - La Negra
9 - Sierra Mojada
10 - Mapimi
11 - Cerro San Pedro
12 - La Encantada
13 - Plomosas
14 - Sierra Almoloya
15 - San Carlos
16 - San Pedro Corralitos
17 - Los Lamentos
18 - Shafter, Texas
C - Cananea
SF-SB - San Francisco del Oro - Santa Barbara
F - Fresnillo
Z - Zacatecas
RA-SN - Real de Angeles - San Nicoles
A-T - Asientos - Tepezala
Tx - Taxco
After MEGAW, et al, 1988
Nieves Silver Property
Sierra Madre Occidental Range
Altiplano
Sierra Madre OrientalR ange
N
Sierra Madre Occidental Volcanics
Trans - Mexico Volcanic Belt
Mexican Fold - Thrust Belt

Figure 4-1: Major geological and physiographic belts within Mexico and the location of the Nieves Silver Property.

10.03.2006

Figure 4-2: Photo of the Nieves Property as seen from the paved road on the north end of the Nieves Property. Note the power-line which continues to the Santa Rita mill site and the various historical mining structures along the Concordia-San Gregorio-Dolores Vein Systemin the central-right portion of the photo.

Figure 4-3: Photo of the north-northwest trending ridge (Chicharrona Hills) underlain by Tertiary felsic volcanic rocks on the east side of the Nieves Property View to the east from a drill pad in the San-Gregorio area.

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

5.0	EXPLORATION HISTORY

5.1	1560-1978 EARLY WORK HISTORY

The first discovery on the area covered by the Nieves Property was the Santa Rita Vein in 1560 by Spanish explorers (Turner, 1999; Cavey, 1999). Soon after in 1574 the Concordia vein was discovered. The Santa Rita and Concordia-San Gregorio-Dolores Veins were the focus of mining by the Spanish and Mexican miners until 1880.

Most of the activity in the Nieves District occurred between 1880 and 1910, when an English company, the Mexican Rosario Mining Company, and two Californian companies the Almaden Mining Company and the Concordia M. and M. Company worked in the area. These companies worked on the Concordia Vein primarily while a small independent miner Gonzáles Piñera worked concurrently on the San Gregorio Vein (Turner, 1999; Cavey, 1999).

Four shafts were used to access the San Gregorio and Concordia Veins, the deepest of which reached 133 m depth. Historical reports document that an additional four shafts were sunk to access the Dolores Vein, although to date only two have been located as there are no records or maps available for the workings on the Dolores Vein (Turner, 1999). Six shafts were developed to access the Santa Rita Vein to a maximum depth of 282 m. A smelter was built on site in 1906 but heavy rains and flooding in 1906 prevented coal deliveries which shut down the pumps in the Santa Rita mine, flooding the mine and, ceasing production. Prior to the 1910 revolution, which halted all production in the Nieves District, total production in the District was estimated at 50,000 tons of ore (Turner, 1999). The only production reported are from the Concordia Mine where 5414 tons at a grade of 4065 g/t Ag were produced.

Between 1910 and 1978 several companies (including the Fresnillo Mining, 1936; Scurry-Rainbow, mid-1960’s to 1978) attempted to de-water, sample, and re-open the historical workings in the Concordia and Santa Rita Mine, which were largely unsuccessful. However, underground drilling from this period intersected and confirmed the presence of the Santa Rita Vein 100 m below the 8th level. Included in this time period, is a site visit by D.B. Dill for Peñoles Mining, in 1954, who compiled and preserved much of the historical data for the Nieves District. Dill (1954) reported 21,500 tonnes of probable ore at a width of 0.92 m and a grade of 0.92 g/t Au, 1131 g/t Ag, and 2-4% Sb, still remained in the Concordia Vein and a

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	18

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

prospective 120,000 additional tonnes. These resource estimates have not been verified, nor are they NI43-101 compliant resource estimates.

The Santa Rita Vein and refurbished mill and flotation plant were purchased by Fomento Minero in 1978 who operated the mine until 1987. Fomento Minero also sank three shafts and deepened a historic shaft along the Concordia-San Gregorio vein system during the 1970’s. The flotation mill was capable of running 100 tonnes/day during this time and was fed 50% tailings and 50% ore with an average head grade of 130 g/t Ag, 2% Pb, 2.4% Zn and 2.5% Sb, according to Consejo Recursos Minerales (“CRM”)(Cavey, 1999). In 1992, CRM estimated the resources remaining in the Santa Rita Vein system (Table 5-1). Today, all that remains on the site are the building foundations, abandoned shafts and power lines.

Table 5-1: Santa Rita Resources calculated by CRM (Cavey, 1999).

Category	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Sb (%)
Positive	18,600	398	3.0	3.5	3.0
Probable	76,700	225	3.3	4.3	2.6
Possible	71,200	n/a	n/a	n/a	n/a
Tailings	20,000	90	n/a	n/a	n/a

* These resource estimates have not been verified by CCIC nor are they NI43-101 compliant.

In the early 1990’s, Abelardo Garza Hernandez, Noel McAnulty and Bill Shafer assembled a land position in the area and presented it to Kennecott Exploration who signed the lease in January 1995 (Turner, 1999).

5.2	1994-1996 KENNECOTT EXPLORATION

Kennecott identified the Nieves area through thematic mapping satellite imagery and determined the area to contain a large epithermal system and had potential to host epithermal silver-lead-zinc mineralization. Between 1994 and 1996 Kennecott

1)	conducted reconnaissance geologic mapping at a scale of 1:25,000,

2)	collected a total of 535 rock geochemical samples and analyzed them for Au, Ag, As, Sb, Hg, Cu, Pb, Zn, Mo,

3)	collected 131 rock chip samples and assayed them for Au, Ag, As, Sb, Hg, Cu, Pb, Zn, Mo, Sn, W,

4)	conducted three soil surveys,

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	19

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

5)

several geophysical surveys including airborne and ground magnetic surveys, a single dipole-dipole induced polarization (IP) line, and seven controlled source audio- frequency magneto-telluric (CSAMT) lines,

6)	four reverse-circulation (RC) holes in 1995 totalling 689.5 m (NV01 to NV04) and four RC holes in 1996 totalling 843 m (NV05 to NV08).

These drill programmes intersected several zones of significant silver mineralization hosted by two distinct styles of mineralization. Hole NV08 in the California area intercepted two separate 2 m intervals of high grade silver vein mineralization that returned assay values of 367 g/t Ag and 795 g/t Ag at depths of 108 m and 116 m, respectively. In contrast, Hole NV03 intersected a large low grade zone of silver mineralization at 180 m depth that averaged 82 g/t Ag over 28 m. Hole NV03 encountered a high grade silver vein at 148 m depth that returned 254 g/t Ag over 2 m and Hole NV06 cut a large zone of low-grade silver mineralization that returned 67 g/t Ag over 68 m.

5.3	1997-1998 WESTERN COPPER

In 1997 Western Copper entered an agreement with Kennecott giving them the right to acquire up to 100% interest in eight properties in the Faja de Plata area of Zacatecas, one of which was the Nieves Project.

Western Copper drilled five diamond drill holes totalling 921.6 m in the area around hole NV08 drilled by Kennecott in 1996. In addition, Western Copper twinned hole NV08 and reproduced similar assay values for the intercepts reported by Kennecott including 890 g/t Ag over 1.0 m in Hole WCNV-1. Holes drilled beneath hole NV08 returned assay values of 841 g/t Ag over 0.45 m, 109 g/t Ag over 0.8 m, and 1081g/t Ag over 0.35 m in Hole WCNV-4.

5.4	1999-2000 QUATERRA

Exploration work by Quaterra included:

1)	Geological mapping at a scale 1:10,000 over an area of 6 x 8 km,

2)	Detailed geological mapping at a scale of 1:2000 over the main Concordia-Dolores- San Gregorio veins, an area of nearly 2 km x 800 m,

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	20

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

3)	Sampling (205 rock chip samples) assayed by Chemex Labs for gold, silver, copper, lead , zinc, arsenic and antimony,

4)	Quaterra drilled 10 RC holes and deepened four by core drilling, including Kennecott’s hole NV-5. Table 5-2 summarizes the Quaterra drilling.

Table 5-2: Diamond (DDH) and reverse-circulation (RC) drilling highlights and summary during work programme from 1998-2000.

Hole	RC	DDH	Total Drilled		Intercepts
	(m)	(m)	(m)	from	to	Length (m)	Ag g/t
				65.53	74.67	9.14	204
QTA-1	173		173	74.67	77.72	3.05	23
				97.53	99.06	1.53	273
				99.06	100.58	1.52	29.8
QTA-2	207		207
				33	36	3	243
QTA-3	213	337	550	386	420	34	21.26
				426	434	8	23
				446	452	6	26
				80.75	97	16.25	48.25
QTA-4	238		238	116	123	7	17
				195.6	232.10	36.5	98.18
QTA-5	140		140	61.0	68.5	7.5	40.2
QTA-6	213		213
QTA-7	280	232	512	346	354	8	23.70
QTA-8	364	142.27	506.27
QTA-9	348		348	276	278	2	115
QTA-10	382		382
NV5	88	149.3	237.3
Totals	2646	860.57	3506.57

6.0	GEOLOGICAL SETTING

6.1	REGIONAL GEOLOGY

The Nieves Property lies on the western flank of the Central Altiplano in Mexico, just east of the Sierra Madre Occidental ranges (Figure 4-1). Basement rocks underlying the western Altiplano are a late Palaeozoic to Mesozoic assemblage of marine sedimentary and submarine volcanic rocks belonging to the Guerrero Terrane (Simmons, 1991) that were obducted/overthrust onto older Palaeozoic and Precambrian continental rocks during the early Jurassic. These were then overlapped by a Jura-Cretaceous epi-continental marine and volcanic arc sequence (Simmons, 1991). In the Nieves area the boundary between the Guerrero Terrane rocks and the younger Jura-Cretaceous sedimentary sequences (interpreted to be the Caracol Formation on the Property) is unclear.

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	21

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

The late Cretaceous to early Tertiary Laramide Orogeny folded and thrust faulted the basement rocks throughout area and preceded the emplacement of mid-Tertiary plutons and related dykes and stocks (Ruvalcaba-Ruiz and Thompson, 1988). Mesozoic marine rocks are host to the San Nicolas, VMS deposit and Francisco I. Madero Sedex deposit (Wendt, 2002).

Unconformably overlying the Mesozoic basement rocks in the western Altiplano are units from the late Cretaceous to Tertiary, Sierra Madre Occidental magmatic arc (Figure 4-1). These rocks consist of a lower assemblage of late Cretaceous to Tertiary volcanic, volcaniclastic, conglomerate and locally limestone rocks, the “lower volcanic complex” and a Tertiary (~25-45 Ma) “upper volcanic supergroup” of caldera related, rhyolite ash-flow tuffs and flows. Eocene to Oligocene intrusions occur throughout the Altiplano and are related to the later felsic volcanic event. Locally, these two units are separated by an unconformity (Ruvalcaba-Ruiz and Thompson, 1988).

A late NE-SW extensional tectonic event accompanied by major strike-slip fault movement affected the Altiplano starting ~35 Ma. This extension was most intense during the Miocene and developed much of the basin and range topography currently exhibited in the area. Subsequent erosion of the ranges has covered most of the basins/valleys.

6.2	PROPERTY GEOLOGY

Rocks underlying the Nieves Property are of two distinct ages (1) Mesozoic inter-bedded argillite and greywacke interpreted as belonging to the Caracol Formation overlain by (2) Tertiary rhyolite volcaniclastic rocks separated by a presumably Tertiary age basal conglomerate and conglomeratic sandstone sequence (Figure 6-1).

6.2.1	Mesozoic Rocks

The most common rock type underlying the Nieves Property are a thick sequence of fine laminar grey to dark green siltstone and greywacke that host the silver mineralization. These rocks contain 60% to 80% siltstone with lesser amounts (20% to 40%) of fine grained grey to light grey greywacke beds up to 1 m thick and have been assigned to the Caracol formation of the late Cretaceous age. Greywacke beds are more abundant to the south in the Santa Rita area and to the west in the Concordia area.

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	22

FCO. R. MURGUIA
CHICHARRONA HILLS
Nieves Property
CALIFORNIA SYSTEM
CONCORDIA, DOLORES & SAN GREGORIO SYSTEM
SANTA RITA SYSTEM
QTA-12-04
QTA-43-05
QTA-32-05
QTA-33-05
QTA-22-04
QTA-23-04
QTA-27-05
QTA-25-05
QTA-20-04
QTA-19-04
QTA-21-04
QTA-35-05
QTA-30-05
QTA-40-05
QTA-36-05
QTA-41-05
QTA-14-04
QTA-37-04
QTA-16-04
QTA-26-04
Air Strip
Treched
698000 E
699000 E
700000 E
701000 E

Rock Explanation

Tertiary

- Porphyritic Rhyolite
- Rhyolitic, Rhyodacitic to Andesite welded tuffs
- Conglomerate with limestone cobbles

Jurassic-Cretaceous

- Calcareous laminar-bedded siltstone
- Calcareous coarse-bedded sandstone

Alteration - Mineralization

Tertiary

- Bleached - pyrite - carbonate (PC)
- Silica-sericite-pyrite-carbonate (QSPC)
- Calcite, manganese oxides hydrothermal breccia and veinlets
- Ferroan carbonate vein or veinlet
- Carbonate replaced to fine grain quartz+ sulfides vein
- Silica breccia vein jasperoid structure

Geological Symbols

- Geological contact
- Geological contact inferred
- Fault
- Low angle fault
- Fracture cleavage
- Bedding
- Kennecott Drill holes
- QTA Drill Holes (2004-2006)
- QTA Drill Holes (99 / 00)
- Western Copper Drill Holes

Topographical Symbols

- Shaft
- Dump
- Open cut
- Trench
- Road
- Dirt road
- Ruin

Projection: NAD 27 Zone 13 (UTM for Mexico)

0 500
Meters

MINERA AGUA TIERRA S.A. de C.V.

NIEVES PROJECT

GEOLOGY MAP

Nieves, Zacatecas, Mexico.

Figure 6-1 Property geology and drill hole plan map of the Nieves Property.

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

Rocks of the Caracol Formation are tightly folded with east-northeast to east striking fold axes and bedding strikes east-west and dips steeply south to near vertical.

6.2.2	Tertiary Clastic Rocks

On the east side of the Nieves Property the Caracol Formation is overlain unconformably by a 1 to 10 m thick conglomerate composed rounded to sub- rounded limestone boulders 2 to 20 cm in diameter in a grey to brown sandstone groundmass. Above the limestone conglomerate is up 130 m of conglomeratic sandstone with thin bands of calcareous conglomerate which was intersected in hole QTA-18. These units are shallowly dipping.

6.2.3	Tertiary Volcanic Rocks

In Hole QTA-18, 46 m of rhyodacitic to andesitic welded tuff occur above the conglomerate and conglomeratic sandstone. A thin 1.5 to 2 m unit of grey to dark grey basalt occurs above the tuff and is in turn overlain by at least 56 m of porphyritic rhyolite flows striking north-northwest and dipping northeast. These porphyritic rhyolite flows underlie a prominent north trending ridge on the east side of the Property and are the host rock for manganese-calcite veins and breccia mineralization previously exploited by local miners.

6.2.4	Structural Geology

The oldest structures on the Nieves Property are the folds that affect only the Mesozoic argillite and greywacke units. These structures are likely related to compression during the Laramide Orogeny in the Cretaceous. Thrust faults are also common features of structures attributed to the Laramide Orogeny and several have been suspected to occur on the Nieves Property.

Post-Laramide structures are in all cases brittle in nature and affect both the Mesozoic Caracol Formation sedimentary rocks and the Tertiary volcanic and sedimentary rocks. These features include (1) faults that strike 330o to 000o and dip moderately northeast to east with east plunging slicken-sides, (2) faults that strike 170o to 180o and dip steeply to the west, and (3) major vein structures that strike 240o to 270o and dip 60o to 90o to the south.

A late vertical fault structure that strikes between 020o to 030o offsets the major mineralized structures and offsets the Concordia vein from the San Gregorio vein.

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	24

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

7.0	DEPOSIT TYPES

Silver mineralization on the Nieves Property is best classified as low-sulphidation epithermal mineralization and is the primary exploration target. Several other styles of mineralization are found within the ages of rocks observed on the Nieves Property and are potential secondary exploration targets.

7.1	EPITHERMAL HIGH-GRADE SILVER VEINS

Within the Altiplano Region of Mexico, epithermal silver veins are the most dominant deposit type with such world-class examples as Pachuca, Zacatecas, Fresnillo, and Guanajuato to name a few. The nearest of these world class examples is the Fresnillo Deposit owned and operated by Peñoles which lies 90 km to the south of the Nieves Property. Several styles of silver mineralization occur in the Fresnillo Deposit including (1) mantos and chimneys, (2) stockworks (Cerro Proaño area), (3) disseminated ores in areas of propyllitic alteration, and (4) veins that show vertical mineralogical zonation such as the Santo Niño vein. The veins are currently being mined by Peñoles and they are actively exploring for more of these mineralized structures (Garcia, et al., 1991).

In the Santo Niño Vein the high-grade silver mineralization averaging 769 g/ton Ag, 0.56 g/ton Au, 0.99% Zn, 0.5% Pb, 0.03% Cu; (Gemmel et al, 1988) is hosted in a single fault structure that locally bifurcates or is separated into en-echelon offset structures. It is between 0.5 to 4 m wide, averaging 2.5 m wide, and extends for over 2.5 km. Typically in these veins, the high-grade Ag (Au) zone is constrained in elevation within the vein structure to up to 500 m vertically, or between 180 to 750 m depths (Garcia, et al, 1991), below which the veins becomes dominated by base-metal sulphides and progressively lower in precious metal content (Garcia et al, 1991). A model for the formation of the Fresnillo fissure veins was proposed by authors such as Buchanan (1981) and modified and incorporated into the low-sulphidation epithermal model over the last 20 years (e.g. Corbett, 2002; Corbett and Leach, 1998; Hedenquist, et al, 1996, Simmons et al, 1988; etc…). The low-sulphidation epithermal model predicts that the Fresnillo epithermal veins: (1) formed in rifting or tensional environments; (2) formed along normal or strike-slip fault structures; (3) are mineralogically zoned vertically; (4) have the highest precious metal zones within boiling horizons (likely related to paleo-water tables); and, (5) are in faults that diffuse as they near the surface and are

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	25

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

accompanied with intense acid-sulphate alteration (advanced argillic and silicification) that cap the systems (Figure 7-1).

Table 7-1: Stratigraphy of the Fresnillo District (modified after Ruvalcaba-Ruiz et al., 1988; Wendt, 2002)

Per.	Age	Group Name	Fm.	Local Name	Thickness	Rock Type	Assoc. min/ alt

Q	Holocene				1-250 m	Alluvium	None
Pleistocene
Tertiary	Miocene- Pliocene			Basalt	100 m	Olivine basalt	None

	Eocene- Miocene			Altamira Volcanics	400 m	Conglomerate, welded rhyolite ash-flow tuff, volarenites	None

	Eocene			Quartz monzonite	-	Quartz- monzonite	Ag-Pb-Zn skarn

	Paleocene- Eocene		Fresnillo	Linares Volcanics	400 m	Conglomerate, welded rhyolite ash-flow tuff, flow domes, volarenite	Veins, advanced argillic alt., silicification

Cretaceous	Late		Cuestra del Cura	Cerro Gordo	300 m	Limestone	Replacement and veins
				Fortuna	300 m	Limestone	Replacement and veins

	Early	Proaño	Plateros	Upper Greywacke	250 m	Calcareous greywacke and shale	Veins
				Calcareous shale	50	Calcareous shale	Veins and replacement
			Valdecañas	Lower Greywacke	700	Greywacke	Veins

Geology in the Fresnillo District (Table 7-1) has been well studied and appears to be very similar to the geology observed on the Nieves Property. Both the Nieves Property and the Fresnillo District are underlain by Jura-Cretaceous argillite and greywacke units that have been overlain by Tertiary volcanic rocks. Tertiary volcanism in this region is attributed to have occurred in conjunction with extensional tectonics associated with major strike-slip motion on north to northwest trending faults. In the Fresnillo District, epithermal fluids ascended along steeply dipping extensional fault structures generally oriented east-west (Simmons et al, 1988). On the Nieves Property, there are several north to north-northwest trending faults mapped as well as the main vein orientations occurring in a roughly east-west orientation, very similar to those veins and structures in the Fresnillo District.

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	26

eruption
breccia
acid
springs
tuff
ring
pool
proximal
sinter
distal
sinter
deposits
stockwork
sheeted
veins
smectite
illite-
smectite
stockwork
veins
Volcanic Rock
e.g. rhyolite
banded vein
propylitic
illite
meteoric
water
hanging-
wall split
COMPETENT
HOST ROCK
e.g. slate
crustiform
banded
fissure vein
Regional
possibly
strike-slip
structure
dilational
structure
Regional possibly
strike-slip
structure

Figure 7-1: Schematic cross-section of a typical rift related epithermal low-sulphidation system *(after Corbett, 2004).* The high-grade Ag (Au) mineralization in the Fresnillo area occurs below where the fault structure bifurcates ("horse-tails") in the "fissure-vein" zone well below the volcanic rocks and the advanced-argillic alteration assemblages. Generally the alteration style associated with the fissure veins is typified by illite (brown zone) grading outward to propyllitic alteration.

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

7.2	OTHER DEPOSIT TYPES IN THE DISTRICT

The Altiplano Region contains several other deposit types such as Carbonate Replacement Deposits (e.g. San Martin, Charcas), Volcanogenic Massive Sulphide deposits (San Nicolas), Sedex (Francisco I. Madero) and Stockwork deposits (Real de Angeles) (Wendt, 2002; Table 7-2). These other deposit types are generally hosted within the Mesozoic rock units that underlie the Tertiary volcanic rocks and as the Mesozoic rocks are the dominant rock type underlying the Nieves Property, these other deposit types are possible secondary exploration targets.

Table 7-2: Major Altiplano Ore Deposits (after Wendt, 2002)

#	District	State	Deposit	Tonnage	Tonnage		Average Grade
			Type	Produced	Reserves	Au ppm	Ag ppm	Cu%	Zn%	Pb%
	San Martin-
1		ZAC	CRD	40+ M	30 M	tr	125	1	3.8	0.5
	Sabinas
	Concepcion
2		ZAC	CRD	40+ M	8 M+	< 1.5	275	0.2-2.3	12.8	5.8
	del Oro
3	Charcas	SLP	CRD	35 M	12M+		67	0.26	4.5	0.32
								0.02-
4	Fresnillo	ZAC	E-Vein	50+ M	10+	3-0.6	685-280		0.5-3.0	0.6-3.0
								0.3
5	Velardeña	DUR	CRD	22 M	8 M	< 1.5	156	to .4	5.2	3.8
6	Catorce	SLP	CRD, E-Vein	10+ M	.5 M	tr	80	tr	6	10
7	La Negra	QRO	CRD	7 M	2 M		184	0.2	2.3	1.2
8	Zimapan	HID	CRD	3.5+ M	1 M		173	1.2	4	2
9	Mapimi	DUR	CRD	6 M	none	3.7	475	mod	high	15.8

10	Asientos/	AGS	CRD, E-Vein	6 M min	2.5 M+	0.5	150-600	0.2-3.5	5	2.5
	Tepezala
	Cerro San
11		SLP	CRD	5M	56 M (Au)	0.57-30	22-325	4	9	5
	Pedro
	La Paz/
12		SLP		4 M ?	12 M	0.5	500	0.2-1.4	5	7
	Matehuala
13	Chalchihuites	ZAC		2 M ?	1.5 M	1	350	< 0.3	3	2.5

	Francisco I
A		ZAC	Sedex ?	minor	20 M+	tr	60	1.5	6	1.5
	Madero
	Real de
B		ZAC	Stockwork	90 M	none		80		0.9	1
	Angeles
C	San Nicolas	ZAC	VMS	minor	72 M	0.5	30	1.35	2.3

CRD = Carbonate Replacement Deposit
E-Vein = Epithermal Vein
VMS = Volcanogenic Massive Sulphide

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	28

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

8.0	MINERALIZATION

8.1	ALTERATION AND STYLES OF MINERALIZATION

Generally, Mesozoic Caracol Formation rocks proximal to mineralized zones exhibit a weak bleaching halo that results from the oxidation of 2% to 5% disseminated pyrite throughout these rocks. Pyrite and thin calcite veinlets occur adjacent to mineralized zones in a pyrite-carbonate alteration assemblage called P-C type (pyrite-carbonate).

A local, more intense alteration assemblage includes weak to moderate sericite replacing thin calcite veinlets and weak to advanced fine-grained quartz replacing calcite, associated with an increase in fine grained pyrite. This alteration type, described as QSPC (quartz-sericite- pyrite-carbonate) is present in close proximity to the mineralized structures in some drill holes. Stibnite rosettes are commonly associated with the sericite veinlets.

Silicification, mainly of sandstone beds, occurs in a few zones on the Nieves Property as in the hill located north of the Santa Rita vein. Weak chlorite alteration of tuffs and conglomeratic sandstone occurs in Hole QTA-18 in the manganese mine area within the Tertiary rhyolitic rocks on the east side of the Property (Figure 6-1).

Four types of mineralization have been identified on the Nieves Property and are described below.

8.1.1	Jasperoid Structures

Jasperoid structures located to the northwest of the Concordia-Dolores vein system are characterized by advanced silicified tan to black coloured rocks with abundant thin jasper, fine grained quartz micro-breccia and veinlets with up to 5% disseminated pyrite. These jasperoid structures are 1 to 12 m wide, strike northwest and dip southwest. Locally, jasperoid bodies are anomalous in gold, arsenic and antimony with erratic silver, lead and zinc values.

Possibly a related mineralization style to the Jasperoid structures are silica breccia veins that are typically composed of small silicified rock fragments in a saccaroidal quartz groundmass.

8.1.2	Iron carbonate veins

Iron carbonate veins include mostly calcite and scarce rhodochrosite with hairline to 10 cm wide pyrite veinlets which are abundant up to hundred of meters away from partially to totally

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	29

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

replaced quartz veins. Some veinlets contain stibnite and silver sulphosalts and are abundant in surface alteration halos as well as above and below ore intercepts in drill core. Low grade silver often is associated with this type of veinlet.

8.1.3	Carbonate-quartz-sulphide veins

Carbonate-quartz-sulphide veins are the most economically important veins and consist of calcite that is partially to totally replaced by grey to white, chalcedonic, fine-grained quartz veins and veinlets. These veins are from centimetres to 1.5 m wide with up to 50% sulphide minerals. Sulphides include pyrite, stibnite, sphalerite, galena, chalcopyrite and the silver sulphosalts proustite, pyrargyrite, jamesonite and scarce tetrahedrite. The best grades of silver, gold, lead and zinc occur in these veins and past production has come primarily from this vein type.

8.1.4	Calcite-manganese-oxide breccias and veins

These mineralized structures which may be 5 to 10 m wide and up to 150 m long include breccias formed by sub-angular volcanic fragments in a clay-altered sandy groundmass. Thin veinlets of ferro-manganese oxides form stockwork zones of clay-altered volcanic rocks and occur along the borders of the breccia bodies in the Manganese mine area (Figure 6-1).

8.2	MINERALIZED ZONES

On the Nieves Property there are three major east to east-northeast striking silver vein systems, the California, Concordia-San Gregorio-Dolores, and Santa Rita veins systems. In addition to these silver mineralized systems is an east-northeast to east-southeast striking manganese breccia system hosted by rhyolitic rocks on the east side of the Property. Local miners have worked on all of these areas, previously.

8.2.1	California Vein System

The California vein is marked by a shaft and series of small open cuts aligned 250° to 255° over a distance of 300 m. Only thin and discontinuous quartz-oxide veinlets outcrop near the workings. The California vein system shows a large 150-600 m wide alteration zone extending about 2700 m along strike. Local stockwork zones contain thin calcite veinlets in part weakly replaced by quartz-oxide veinlets. The California vein was intercepted in

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	30

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

Kennecott hole NV-08 in two intervals at depths of 108 m and 116.0 m that returned assays of 367 g/t Ag over 2 m and 795 g/t Ag over 2 m respectively.

8.2.2	Concordia-San Gregorio-Dolores Vein System

The Concordia-San Gregorio-Dolores vein system has a known strike length, in mine workings of nearly 1.8 km in two system of veins, (1) the 240º-260° striking Concordia-San Gregorio vein and (2) the 260°-270º striking Dolores splay. Both veins dip from 60º southward to near vertical.

The Concordia-San Gregorio-Dolores system is composed of carbonate to quartz-sulphide veins and varies in width from tens of centimetres up to 1.5 m. The Concordia vein can be traced in shafts and mine workings for approximately 600 m to the southwest of the San Gregorio arroyo. The San Gregorio vein appears to be the continuation of the Concordia structure, assuming approximately 50 m of left lateral offset from a north trending fault that presumably follows the San Gregorio arroyo. The San Gregorio vein structure can be traced in some small open cuts for about 500 m to the northeast at an azimuth of 250° to 260°. Surface samples from 10 to 40 cm wide calcite to quartz veins with oxides returned silver assays of up to 954 g/t.

The Dolores vein is interpreted to be a splay of the Concordia vein, strikes at 260º to 270° and is traced for nearly 500 m on surface by numerous small open cuts and at least five shafts. A stockwork zone of thin calcite to quartz and oxides veinlets in the hanging wall extends on surface for up to 250 m across strike from the main vein and along strike for an additional 350 m from the last workings on the vein. Surface samples of some of the thin stockwork veinlets from this zone returned silver assays of up to 553 g/t.

The Concordia and Dolores veins appear to intersect to the west of the Rosario Shaft in an area of abundant calcite and lesser quartz veinlets. This area was evaluated on the surface by two long trenches separated by 85 m, with 2 m wide channel samples collected 10 to 20 cm below the surface.

8.2.3	Santa Rita Vein System

The Santa Rita vein system, located in southern portion of the Property, strikes 230° to 260° and can be recognized in shafts and in short drifts for over 500 m. Last production during

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	31

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

1970-1985 came from the lower levels of the mine which was deepening to 9 levels reaching a depth of 282 m. The Santa Rita vein contains a series of veinlets in the footwall that form a wide stockwork zone in an area of 100 x 100 m centered on a small silica altered hill north of the main Santa Rita drift. A sub-parallel vein also occurs about 100 m southwest of the main Santa Rita vein.

Quaterra hole QTA-16 tested the Santa Rita vein at a depth of 350 m and intercepted a 3.1 m interval that averages 71.44 g/t Ag, 0.56% Pb and 0.91% Zn. QTA-37 also appears to have cut the Santa Rita vein system at 416 m depth where it encountered a 5.90 m zone that averaged 104 g/t Ag, 0.23% Pb, and 0.55% Zn.

8.2.4	Manganese Mineralization

Various small pits and drifts sunk on calcite-manganese-oxides breccias and stockwork veinlets hosted in volcanic rocks occur 1 km east of the Concordia-Dolores-San Gregorio vein system on the eastern side of the Nieves Property.

The stockwork zone is flanked to the north and south by two breccia structures formed by sub-angular volcanic fragments in clay altered sandy groundmass with irregular ferroan calcite and manganese oxides of possible hydrothermal origin. The north breccia structure is 150 m long by 5 to 10 m wide, trends 290 to 300 and dips 75° to south. The southern breccia is 115 m long by 7 m wide, trends 070 and dips 75o to the north.

A second zone of calcite-manganese-oxide breccia occurs 230 m south of those described above. It is 150 m long by 5 m wide, trends 075 and dips 67o north. Surface and underground rock samples from this area were anomalous in silver, arsenic, antimony, tungsten, molybdenum and cobalt. Hole QTA-18 tested the depth extent of these structures but intersected no significant mineralization.

9.0	SITE VISIT

The author and CCIC representative, Stephen Wetherup, was accompanied by Quaterra geologist Hector Fernandez through the Nieves Property and the core logging, sampling and storage compound from October 3rd and 4th, 2006 (Figure 9-1). During this time, the author was taken to the Property and shown most of the drill pads and representative outcrops of the rock types and alteration styles present on the claims. Also, representative sections of

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	32

a
10.03.2006
b
c
10.03.2006

Figure 9-1: Photos of core logging and storage facilities on the Nieves Property. (a) Photo of core logging tables and shelter (b) Photo of core storage buildings (c) Photo of stored core.

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

mineralized drill core from the three vein systems and from the various styles of mineralization present on the Nieves Property were examined and a few intervals were re-sampled. A core saw was not available so generally broken sections of mineralized core were chosen so that fragments could be taken throughout the intervals to simulate a second split of the core. The results from this sampling are presented in section 14.0.

10.0	EXPLORATION

Together, Quaterra and Blackberry have completed three work programmes on the Nieves Property from October, 2003 to June, 2006 and are named Phases I, II, and III. These work programmes are summarized below and the drilling portion of each programme is dealt with in greater detail in the following section “11.0 Diamond Drilling”.

10.1	PHASE I

Phase I of the exploration programmes on Nieves began in October 2003 and was completed as of August 2004 and included air photo interpretation and cartography, establishing a property wide grid and brushing out the lines, CSAMT and IP geophysical surveying, surveying of previous drill collars, geochemical sampling and diamond drilling.

10.1.1	Base Map

A set of 24 color 23 x 23 cm format 1:20,000 scale air-photos in 3 lines bearing N-S covering the property area were obtained from a private flight by Eagle Mapping on May 17, 2003. Sistemas de Cartografia Automatizada, a company based in Guadalajara, Jalisco plotted a digitized topographic base map based on 9 photo-negatives of the main area in December 2003. UTM coordinates and elevations for the map were based on 9 high accuracy GPS control points scattered over the area for easy location on the photographs. Two sets of 4 maps at a scale of 1:5000 were generated with contour intervals of 2 and 5 m for North America NAD 27 and WGS 84 ellipsoids. One topographic-controlled photo map at a scale 1:10000 was also printed.

10.1.2	Lines for geophysical survey

A total of 63,200 m on 11 lines were cleared and staked with stations every 200 m. The lines were 6200 to 6400 m long at 400 m intervals except for lines 9800E and 10800E which were

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	34

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

spaced 200 m from lines 9600E and 10600E. Line surveying was accomplished by Carrillo Gallegos Consultores, a contractor company based in San Luis Potosi. The survey team included two surveyors with two 5’ precision SokKia Total stations assisted by 4 to 6 local workers each. This work was completed from November 1 to December 18, 2003. The survey was tied to the PC 8213 and LB 8214 high precision positioned points of the Subred Geodesica Minera made by the Instituto Nacional de Estadistica Geografia e Informatica of the Mexican Government. A chart with UTM coordinates in NAD 27 of every station was the final result of the survey.

10.1.3	Location of previous drill holes

Holes drilled by Kennecott (except NV04 and NV05), Western Copper and Quaterra (QTA-01 to 10) were located and surveyed during the line survey. Distances from nearest surveyed holes to holes NV04 and NV05 were taken from a previous Kennecott GPS survey and correlated to the new survey.

10.1.4	Geophysical Surveying

Zonge Engineering & Research Organization, Inc based in Tucson, AZ completed a CSAMT survey during the period from November 8 to 23, and December 4 to 19, 2003. Ten lines of CSAMT totalling 57,000 m were completed. Induced polarization measurements were collected as part of the CSAMT survey in sets of five electric field dipoles spaced 100 m apart. Zonge also ran a ground magnetic survey over 12 lines totalling 71,600 m (Table 10-1; Figure 10-1). Equipment included a GDP-32 CSAMT collector, 2 GEM-19 magnetometers, a GGT-30 transmitter and 2 four wheel drive vehicles. Appendix 9 contains selected maps of the geophysical results

Table 10-1: Lengths of geophysical grid established on the Nieves Property.
LINE	STATIONS	Total meters
7600 E	from station 6400N to 8600N	2200
7600 E	from station 11400N to 12 600 N	1200
8000 E	from station 6400N to 8600N	2200
8000 E	from station 10800N to 12 600 N	1800
8400 E	from station 6400N to 12600N	6200
8800 E	from station 6400N to 12600N	6200
9200 E	from station 6400N to 12600N	6200
9600 E	from station 6400N to 12600N	6200
9800 E	from station 6400N to 12600N	6200
10200 E	from station 6400N to 12600N	6200
10600 E	from station 6400N to 12600N	6200
10800 E	from station 6400N to 12600N	6200
	TOTAL	57000

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	35

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

Table 10-2: Additional lines surveyed by ground magnetics.
LINE	STATIONS	Total meters
7200 E	From station 6400N to 12600N	6200
7600 E	From station 8600N to 11400 N	2800
8000 E	From station 8600N to 10800N	2200
10000N	7200E to 10600E	3400
	TOTAL	14600
	GRAND TOTAL	71600

Ground magnetic survey stations at 10 m intervals were run on all of lines run by CSAMT and IP as well as on 4 additional lines listed in Table 10-2.

Results from the CSAMT survey are encouraging as the data suggests that the known zones of mineralization extend to well beyond, both to depth and along strike, where they have been previously mined or drill tested (Inman, 2005). Six high-priority targets were interpreted (Table 10-3) in the CSAMT survey and more than twelve other conductors/target zones were also delineated.

As veins in the Fresnillo Deposit are economically mineralized from 180-750 m depth it is important to note that the vein systems on the Nieves Property extend to these depths according to the geophysics and they have rarely been tested below 350 m depth (Table 10-3).

Table 10-3: Interpreted length from CSAMT survey and summary of drill testing of structures on the Property (after Inman, 2005).

Vein/Conductor	Holes intersecting vein below 350 m depth	Total Strike Length (km)	Untested Length (km / % of total)
Concordia	1	2.1	0.8 (38%)
Dolores	1	2.0	1.2 (60%)
Nino	0	2.0	1.2 (60%)
Orion	0	3.0	2.0 (67%)
California	0	1.0	0.6 (60%)
Santa Rita	3	1.8	1.4 (78%)

10.1.5	Geology

Some areas were mapped in detail to understand vein distribution and configuration and include:

1)	1:5000 Concordia-Dolores to California

2)	1:1000 Jasperoide Grande-Orion

3)	1:1000 Manganese Mine (surface)

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	36

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

4)	1:250 Manganese mine underground

5)	1.1000 Concordia-Dolores-Arenisco hill

A final geology map at a scale of 1:5000 was drafted on the topographic base map and integrated with the geologic mapping completed by Tom Turner in 1999-2000. Figure 6-1 is reduced 1:50,000 scale version of this mapping including the positions of all drill collars from Phases I to III. A 1:5000 scale map is included in Appendix 5.

Personnel involved in the geologic mapping included Hector Fernandez (October 2003 to August 2004); two geologists, Jose Luis Motilla Moreno (November to December 2003) and Aurelio Hernandez Anda (January to August 2004), assisted by one to two local helpers.

10.1.6	Geochemical sampling

A total of 589 samples were collected and sent to Chemex Labs in Guadalajara for analysis using a 41 element ICP method. Gold and silver were analyzed by fire assay. Copper, lead and zinc with values > 10,000 ppm were re-assayed by atomic absorption methods. Sampling was focused to collect thin mineralized veinlets, selecting only the vein or veinlet material. A separate listing of geochemical results is included as Appendix 6.

Twenty-two rock samples returned assay values >100 g/t silver and 32 samples returned greater than 10 g/t silver. All of these anomalous samples came from known areas of mineralization including the Concordia-San Gregorio-Dolores, California, Orion, and Santa Rita vein systems.

10.2	PHASE II

Phase II exploration work began in September, 2004 and was completed by April, 2005. It consisted of drilling 11 holes totalling 5170.92 m. The results of this phase of drilling are summarized in the following section.

10.3	PHASE III

Phase III exploration work began in June, 2005 and ended in May, 2006. This phase of the work programme consisted of eight drill holes totalling 5894.07 m. The results of this phase of drilling are summarized below in the following section.

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	37

FCO. R. MURGUIA
CHICHARRONA HILLS
Nieves Property
CALIFORNIA SYSTEM
CONCORDIA, DOLORES & SAN GREGORIO SYSTEM
SANTA RITA SYSTEM
Air Strip Trench
7200 E
7600 E
8000 E
8400 E
8800 E
9200 E
9600 E
9800 E
10200 E
10600 E
10800 E

Rock Explanation

Tertiary
- Porphyritic Rhyolite
- Rhyolitic, Rhyodacitic to Andesite welded tuffs
- Conglomerate with limestone cobbles

Jurassic-Cretaceous
- Calcareous laminar-bedded siltstone
- Calcareous coarse-bedded sandstone

Alteration-Mineralization

Tertiary
- Bleached - pyrite - carbonate (PC)
- Silica-sericite-pyrite-carbonate (QSPC)
- Calcite, manganese oxides hydrothermal breccia and veinlets
- Ferroan carbonate vein or veinlet
- Carbonate replaced to fine grain quartz+ sulfides vein
- Silica breccia vein jasperoid structure

Geological Symbols
- Geological contact
- Geological contact inferred
- Fault
- Low angle fault
- Fracture cleavage
- Bedding
- Kennecott Drill holes
- QTA Drill Holes (2004-2006)
- QTA Drill Holes (99 / 00)
- Western Copper Drill Holes

Topographical Symbols
- Shaft
- Dump
- Open cut
- Trench
- Road
- Dirt road
- Ruin

0 500
Meters

Projection: NAD 27 Zone 13 (UTM for Mexico)

MINERA AGUA TIERRA S.A. de C.V.

NIEVES PROJECT

GEOLOGY MAP

Nieves, Zacatecas, Mexico.

Figure 10-1: Plan map of geophysical grid established on the Nieves Property (thick black lines).

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

11.0	DIAMOND DRILLING

11.1	PHASE I DRILLING

A thirteen-hole, 5301.94 m program of diamond drilling was completed by contractor Major Drilling of Mexico, a Canadian company with offices in Hermosillo Sonora. The holes ranged in depth from 314.44 to 599.54 m. Drilling started on April 13 and ended on July 10 (89 days).

Holes were tested for bearing and inclination deviations every 100 m. Deviations on bearing were on the order of 2º to 3º with only one up to 5.9º . Inclination of holes varied from 2º to 3º with few up to 4.8º, in general down dip.

Drill logs for all phases of drilling are located in Appendix 5 as are selected vertical drill sections.

Table 11-1: Summary of diamond drill holes completed during Phase I.
Hole	E (NAD27)	N (NAD27)	Elevation	Azimuth	Inclination	Total depth (m)
QTA-11	699,257	2,654,553	1,952	340	-60º	450.19
QTA-12	699,417	2,654,623	1,966	340	-60º	401.42
QTA-13	699,098	2,652,373	1,936	340	-60	385.88
QTA-14	698,728	2,652,442	1,953	340	-60	474.57
QTA-15	699,287	2,652,351	1,950	340	-60	407.52
QTA-16	699,322	2,649,862	1,960	340	-60	599.54
QTA-17	697,337	2,653,221	1,996	20	-60	343.51
QTA-18	701356	2653231	2,000	340	-60	431.90
QTA-19	699,496	2,652,710	1,926	330	-60	456.29
QTA-20	699,582	2652760	1,926	330	-60	345.97
QTA-21	699,536	2,652,641	1,926	330	-60	353.30
QTA-22	699,893	2,653,013	1,920	340	-60	314.44
QTA-23	699,993	2,652,968	1,920	340	-60	337.41

11.1.1	California Vein System Results

Quaterra Holes QTA-11 and QTA-12 were drilled to test the alteration halo with zones of stockwork veinlets coincident with a geophysical anomaly located south of the California vein. Neither hole intercepted the vein. QTA-12 does contain one narrow 0.1 m interval of 406 g/t Ag at 342.44 m and a 1.16 m interval with 0.14 g/t Au and 40 g/t Ag at a depth of 355.70 m.

11.1.2	Concordia-San Gregorio-Dolores Vein System Results

Hole QTA-13 tested both the Dolores vein about 200 m below the surface and part of a hanging wall stockwork zone. QTA-13 intersected low-grade mineralization in the stockwork

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	39

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

zone and one 0.2 m interval starting at 203.10 m that returned assay values of 0.66 g/t Au, 2,590 g/t Ag, 3.02% Pb, and 2.41% Zn. Hole QTA-14 tested the Dolores-Concordia intersection zone but returned only low-grade silver values. Hole QTA-15 tested the eastern portion of the Dolores vein at ~250 m below the surface, but intersected only low grade results.

The Concordia and San Gregorio veins were the most important historic silver producers on the Nieves Property, with shafts reported to extend to 100 m depth at San Gregorio and 160 m depth at Concordia. The Concordia vein was tested with Holes QTA-19, QTA-20 and QTA-21.

Hole QTA-19 was planned to intercept the vein at the 210 m level approximately 50 m below an ore shoot where a historical longitudinal section of the vein showed silver grades up to 10 kg/t. Hole QTA-19 intersected a fine grained quartz vein with up to 40% massive sulphides, mainly pyrite and lesser silver sulphosalts grading 1.39 g/t Au, 4,020 g/t Ag, 3.42 % Pb and 2.80% Zn in a 1.5 m interval beginning at a depth of 207.6 m. A new vein located north of the known Concordia vein also was intersected in Hole QTA-19 at 425.20 m depth down hole. The interval is 0.8 m wide and returned assays of 0.49 g/t Au, 915 g/t Ag, 0.91% Pb and 0.30% Zn. This vein does not outcrop.

Holes QTA-20 and QTA-21, collared 100 m northeast and 80 m southeast of hole QTA-19 respectively, intersected mineralization similar to the main vein in hole QTA-19 but it is brecciated and crosses bedding a low angle. These intercepts returned grades of nearly 500 g/t Ag.

The San Gregorio vein was tested by holes QTA-22 and QTA-23. Hole QTA-22 is located approximately 400 ms northeast of hole QTA-20 and intersected the San Gregorio vein from 129.5 m to 131.65 m (2.15 m) with assay values of 201 g/t Ag and a vein splay in the hanging wall 3.96 m apparent thickness with a grade of 203 g/t Ag. These two veins and the veinlets in between form a wider low grade zone of 49.2 m averaging 51 g/t Ag. This intersection, added to the interval of 12.2 m of 153 g/t Ag intersected in previous Quaterra Hole QTA-1 located 25 m to the northwest, suggests potential for bulk mineable mineralization.

QTA-23 located about 100 m southeast of QTA-22, intercepted several zones of low grade mineralization.

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	40

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

A broad alteration zone extends up to 2 km to the northwest of the Concordia-Dolores vein system with areas of carbonate-quartz-sulphide mineralization present in the Disquito, Orion West and Orion East and Jasperoid Grande structures and has yet to be drill tested.

11.1.3	Santa Rita Vein System Results

Quaterra hole QTA-16 tested the Santa Rita vein at a depth of 350 m and intercepted a 3.1 m interval that returned assays that average 71.44 g/t Ag, 0.56% Pb and 0.91% Zn. Another 0.19 cm interval starting at 369.71 m returned an assay of 99 g/t Ag. Various other intervals up to 8 m wide contain a quartz-sericite-pyrite-carbonate alteration assemblage with low assay values.

11.2	PHASE II DRILLING

Based on Geology maps, Phase I hole location and interceptions, a 5,000 m drilling program was planned to test the extension of ore-grade mineralization intercepted in Phase I holes and also to test several geophysical targets. Most sites were located in the Concordia vein system where Hole QTA-19 intercepted a 1.5 m wide vein that returned >4000 g/t Ag. In total, eleven holes and 5170.92 m were drilled during the Phase II programme. Drill holes ranged in depth from 346.25 to 785.16 m (Table 11-2).

Table 11-2: Phase II drill collar summary.

Hole	E (NAD27)	N (NAD27)	Elevation	Azimuth	Inclination	Total depth (m)
QTA-24	698408	2654479	1976	337	-60	450.49
QTA-25	699200	2649752	1970	337	-60	559.31
QTA-26	699137	2650251	1989	160	-60	519.99
QTA-27	699757	2652873	1921	340	-60	368.8
QTA-28	699782	2652797	1919	340	-60	395.33
QTA-29	699329	2652567	1932	340	-60	501.7
QTA-30	699703	2652396	1920	340	-60	785.16
QTA-31	700144	2653346	1938	340	-60	350.22
QTA-32	700505	2653356	1949	340	-60	346.25
QTA-33	700282	2652922	1922	340	-60	379.78
QTA-34	700648	2653175	1967	40	-60	513.89

Holes were tested for bearing and inclination deviations every 50 to 100 m of depth. Deviations were larger than with the Phase I holes (QTA-11 to 23) and varied from -45.4º to 15.6º . Inclination of holes varied from -3.3º to 13º.

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	41

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

Significant intersections for the Phase II drill programme are summarized in Table 11-3 and Table 11-4.

11.2.1	California Vein System Results

Hole QTA-24 was focused to test a strong IP geophysical anomaly coincident with a red, oxidized zone with scattered thin calcite and less quartz veinlets and small breccias zone on surface. This area is located to about 700 m southwest of the most western hole in the California vein (WCNV-2 hole), and in the southwest projection of this vein. Hole QTA-24 did not intercept the projection of the California vein, nor significant Ag mineralization.

11.2.2	Concordia-San Gregorio-Dolores Vein System Results

Hole QTA-27 is located 184 m SSE of San Gregorio shaft and sought to test the Concordia-San Gregorio vein system below the old San Gregorio workings in the portion of this vein between holes QTA-22 and QTA-20. Hole QTA-27 intercepted 17 intervals with silver grades greater to 100 g/t, the most significant of which are listed in Table 11-3.

Hole QTA-28 located 80 m SSE from hole QTA-27, was intended to test the San Concordia-San Gregorio vein 90 m below the QTA-27 interception. QTA-28 intercepted 13 intervals grading greater 100 g/t Ag. This hole intercepted from 255.9 m to 257.08 m, a 1.18 m wide interval considered to be the Concordia vein and returned assay values of 291 g/t Ag, 0.41 g/t Au, 1.49% Pb, and 1.25% Zn and includes an interval that returned 750 g/t Ag, 1.13 g/t Au, 5.65% Pb and 4.46% Zn over 0.28 m.

Hole QTA-29 tested the Concordia vein system on its west known portion and was collared to intercept the vein at about 250 m below the surface where the ore shoot intersected by Hole QTA-19 was interpreted to occur. This hole intercepted 8 sample intervals that returned assay values greater than 100 g/t Ag. QTA-29 intercepted a vein thought to be the Concordia vein from 224 m to 227.10 m which returned an average assay value of 156 g/t Ag over 3.1 m including 888 g/t Ag, 0.17 g/t Au, 0.26% Pb, 0.32% Zn over 0.1 m and 392 g/t Ag, 0.43 g/t Au, 0.25% Pb and 0.21% Zn over 0.5 m.

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	42

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

Table 11-3: Highlights from Phase II drill programme in the Concordia-San Gregorio-Dolores vein area.

Hole	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Pb (%)	Zn (%)
QTA-27	124.28	126.00	1.72	<0.05	120	0.0803	0.0984
	161.30	161.50	0.20	0.9	928	1.79	2.58
	172.00	174.00	4.00	0.02	186	0.27	0.28
	182.30	182.60	0.30	0.32	488	1.58	1.72
	189.30	189.87	0.57	1.24	229	1.9	1.49
	191.30	192.50	1.20	0.42	626	0.44	0.39
	197.57	197.77	0.20	0.58	1105	1.17	2.57
	208.00	208.90	0.90	<0.05	260	0.205	0.223
QTA-28	243.15	243.25	0.10	<0.05	1835	2.11	2.25
	243.80	243.90	0.10	0.07	894	1.45	1.17
	252.60	252.66	0.06	2.47	394	2.66	0.584
	255.90	256.50	0.60	0.26	206	0.29	0.37
	256.80	257.08	0.28	1.13	750	5.65	4.46
	337.45	337.65	0.20	0.2	648	0.696	1.45
QTA-29	185.80	186.30	0.50	0.07	275	0.387	1.06
	224.00	225.00	1.00	<0.05	130	0.147	0.1245
	226.50	226.60	0.10	0.17	888	0.269	0.328
	226.60	227.10	0.60	0.39	475	0.26	0.23
	427.70	427.85	0.15	0.2	1550	10.75	0.468
QTA-30	511.24	512.57	1.33	0.05	133	0.111	0.0324
	598.00	598.45	0.45	0.06	251	2.1	2.14
	605.33	606.00	0.67	0.05	129	2.26	1.72
	608.00	608.38	0.38	0.05	107	0.936	0.601
	609.40	610.00	0.60	0.07	196	1.51	0.59
	614.00	615.10	1.20	0.06	201	1.5	1.48
	619.30	619.45	0.15	0.06	773	6.95	5.04
	628.60	629.50	0.90	0.05	176	2.13	1.84
	632.33	632.53	0.20	0.05	202	2.17	1.44
	643.50	644.10	0.60	0.05	256	2.18	1.61
	653.95	654.20	0.25	0.07	677	6.5	3.89
	656.05	656.50	0.45	0.05	137	1.34	1.36
	657.45	658.00	0.55	0.13	216	2.55	2.61
	663.60	664.50	0.90	0.06	160	1.87	1.59
	675.60	676.00	0.40	0.05	127	0.876	0.499
	682.20	682.70	0.50	0.05	168	1.17	1.92
	689.32	689.50	0.18	0.05	131	0.853	3.96
	758.30	758.70	0.40	0.05	326	2.99	2.93
	761.50	761.70	0.20	0.24	313	2.23	1.89
QTA-31	143.00	144.70	1.70	0.1	136	0.0525	0.0761
	157.38	158.30	0.92	1.01	340	1.07	2.29
	159.90	160.10	0.20	1.53	1105	1.29	2.2
	237.40	237.60	0.20	1.21	556	0.595	1.2
	241.30	241.50	0.20	0.31	575	0.742	0.834
	241.80	242.20	0.40	0.61	1750	2.59	1.96
	307.25	307.75	0.50	0.07	320	0.22	0.21
	324.35	324.45	0.10	0.28	668	2	0.595
QTA-33	333.30	333.80	0.50	<0.05	1795	1.33	0.442
	351.78	351.88	0.10	0.26	239	0.284	0.384

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	43

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

Hole QTA-30 sought to test the possible east extension of the Dolores vein, also to test the Concordia vein at ~600 m depth. Hole QTA-30 did not appear to intercept the Dolores vein. However, this hole intercepted 34 intervals greater than 100 g/t Au all below 511 m down hole. QTA-30 intercepted from 653.95 to 655.65 m, a 1.7 m interval that averages 148 g/t Ag, 0.055 g/t Au, 1.33% Pb and 1.05% Zn that is interpreted to be the Concordia vein. This intercept includes a 0.25 m interval that returned assays values of 677 g/t Ag, 0.07 g/t Au, 6.5% Pb and 3.89% Zn.

Notably, hole QTA-30 encountered a 97.35 m interval of stockwork mineralization formed by 0.01 m to 0.20 m wide pyrite, sphalerite, galena, silver sulphosalts and calcite veins from 592.15 to 689.50 m down hole. This zone averaged 40.3 g/t Ag, 0.057 g/t Au, 0.38% Pb and 0.38% Zn over the 97.35 m.

Hole QTA-31 tested the silver mineralization below the Cerro Gregorio area found in previous holes NV-2, NV-3, NV-6, QTA-4, QTA-6 and QTA-7. This hole intercepted 12 intervals assaying more than 100 g/t Ag.

Hole QTA-32 tested the possible east-northeast extension of the mineralized zone below the San Gregorio hill. Only one notable intercept was encountered of 24.17 g/t Ag over 0.6 m.

Hole QTA-33 tested the east extent of the Concordia-San Gregorio vein system. QTA-33 intercepted two intervals assaying more than 100 grams of silver including 1795 g/t Ag, 1.33% Pb and 0.44% Zn over 0.5 m at 333.3 m depth down hole.

Hole QTA-34 sought to test a possible east continuation of the San Gregorio vein system assuming a hypothetic fault offset. Hole QTA-34 cut a wide fault zone, but did not intercept appreciable mineralization.

11.2.3	Santa Rita Vein System Results

Hole QTA-25 was intended to test the west portion of the Santa Rita vein close to a shaft where historical reports suggest an ore shoot zone occurs and to test a new parallel vein approximately 180 m south of the Santa Rita vein. This hole intercepted 10 scattered intervals varying from 0.10 m to 1.6 m wide that returned assay values greater than 100 g/t Ag.

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	44

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

Hole QTA-26 tested a silicified greywacke zone at the top of Santa Rita Hill and in the footwall of the Santa Rita vein. It intercepted 4 intervals that returned assay values greater than 100 g/t Ag (Table 11-4).

Table 11-4: Highlights from Phase II drilling in the Santa Rita area.

Hole	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Pb (%)	Zn (%)
QTA-25	204.70	205.26	0.56	<0.05	317	1.62	1.00
	239.60	239.70	0.10	<0.05	223	1.13	1.22
	284.71	285.00	0.29	0.89	405	3.42	4.54
	351.10	352.90	1.80	0.19	190	2.94	3.94
	361.10	362.30	1.20	<0.05	129	0.26	0.69
	396.30	396.70	0.40	<0.05	299	2.54	1.41
	439.40	439.50	0.10	1.09	360	2.75	3.82
	505.50	505.80	0.30	<0.05	184	0.70	0.66
	507.20	508.00	0.80	<0.05	153	0.46	0.44
	544.10	544.30	0.20	0.26	206	0.19	0.01
QTA-26	119.80	199.90	0.10	0.13	1415	0.39	2.08
	142.20	142.40	0.20	0.53	479	0.30	0.25
	382.83	383.10	0.27	<0.05	140	0.03	0.22
	505.60	506.00	0.40	<0.05	166	0.19	0.31

11.3	PHASE III DRILLING

Phase III of the exploration programme consisted of 8 diamond drill holes (NQ) from QTA-35 to QTA-42, totalling 5894.07 m. This phase of the programme began on October 23, 2005 and was completed on March 21, 2006. Table 11-5 summarizes the collar information for the Phase II drill holes.

Table 11-5: Phase III drill collar summary.

Hole	E (NAD27)	N (NAD27)	Elevation	Azimuth	Inclination	Total depth (m)
QTA-35	699639	2652529	1919	340	-60	731.52
QTA-36	699791	2652183	1920	340	-60	1012.00
QTA-37	699802	2650023	1956	340	-60	803.76
QTA-38	699102	2652792	1934	340	-60	650.54
QTA-39	700266	2653635	1940	340	-60	459.03
QTA-40	699499	2652345	1927	340	-60	724.50
QTA-41	698911	2652199	1934	340	-55	861.67
QTA-42	700246	2654060	1960	020	-50	651.05

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	45

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

11.3.1	Concordia-San Gregorio-Dolores Vein System Results

Four of these holes tested the Concordia vein (QTA-35, 36, 40, and 41) and two tested a geophysical anomaly and a zone of alteration north of the Gregorio vein (QTA- 39, 42) and are included in this section (Figure 6-1). The results from these holes are summarized in Table 11-6.

Hole QTA-35 was drilled to test a projection of the high-grade silver mineralization intersected in holes QTA-19 and 21 down-plunge and to test the upper extent of stockwork style mineralization intersected by holes QTA-30. This hole intersected what is interpreted to be the Concordia vein between 478.54 m and 479.20 m down hole and returned assay values of 156 g/t Ag over 0.66 m.

The focus of hole QTA-36 was to intersect the projection of stockwork mineralization to depth below hole QTA-30. This hole intersected the Concordia vein between 878.05 and 891.80 m depth and averages 17.9 g/t Ag, 0.14% Pb and 0.13 % Zn over the 13.75 m interval. Two veinlets, 0.15 m and 0.28 m wide, bookend the 13.75 m interval and returned assay values of 160 g/t Ag and 148 g/t Ag, respectively.

QTA-39 tested a geophysical anomaly centred north of the San Gregorio vein in an area called Cerro Gregorio. No appreciable assay values were returned from this drill hole.

Hole QTA-40 was planned to test a stockwork mineralization intersected in hole QTA-30 along strike to the southwest. It successfully encountered stockwork mineralization from 578.0 to 622.0 m depth which averaged 30 g/t Ag, 0.45% Pb and 0.30% Zn over the entire 44.0 m. Below this stockwork zone is the interpreted projection of the Concordia vein which returned 203 g/t Ag, 2.10% Pb and 0.94% Zn over 2.60 m beginning at 667.40 m depth down hole.

The Dolores and Concordia vein systems appear to form a cymoid loop where they intersect and hole QTA-41 was drilled to test the closure of this loop at the southwest terminus of the Concordia vein. This hole interscepted two mineralized veins one of which may or may not represent the extension of the Concordia vein (Table 11-6). Or, they may represent both vein structures in the cymoid loop.

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	46

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

Table 11-6: Highlights from the Phase III drill programme.

Hole	Area	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Comments

QTA-35	Concordia	508.00	546.00	38.00	0.03	24	0.17	0.26
		478.00	546.00	68.00	0.01	20	0.13	0.2
			incl.	0.66	0.06	16	0.86	3.12	Concordia vein
			incl.	0.12	0.33	567	2.36	4.16	Concordia vein

QTA-36	Concordia	413.32	413.41	0.09	0.40	1030	0.34	1.27
		475.50	478.00	2.50	0.10	83	0.06	0.08
			incl.	1.30	0.10	126	0.09	0.1
		851.23	851.70	0.47	<0.05	72	0.92	1.55
		878.05	891.80	13.75	0.03	18	0.14	0.13	Concordia vein
			incl.	0.15	0.20	160	1.58	1.38
			incl.	0.28	0.13	148	1.53	0.68
		920.00	922.00	2.00	0.07	61	0.83	0.32
		959.10	959.20	0.10	0.26	175	1.62	0.78

QTA-37	Santa Rita	462.28	462.85	0.57	0.77	90	3.8	0.44
		466.10	472.00	5.90	<0.05	104	0.23	0.55	Sta. Rita Vein
		719.15	719.30	0.15	0.32	20	0.72	1.19

QTA-38	Orion	101.40	101.55	0.15	1.02	53	0.03	0.21
		170.35	170.55	0.20	<0.05	308	0.23	0.27
		345.95	349.20	3.25	<0.05	116	0.16	0.14

QTA-40	Concordia	467.00	468.00	1.00	0.17	62	0.01	0.04
			incl.	0.20	0.44	267	0.05	0.16
		514.90	515.10	0.20	<0.05	76	0.52	0.02
		551.90	552.90	1.00	0.07	59	0.08	0.43
		570.00	572.00	2.00	0.05	56	0.47	0.61
		578.00	622.00	44.00	<0.05	30	0.45	0.3
			incl.	22.00	<0.05	44	0.45	0.45
			incl.	2.00	<0.05	99	0.83	0.89
		667.40	682.00	14.60	0.03	46	0.45	0.36
			incl.	2.60	0.06	203	2.1	0.94	Concordia vein
			incl.	0.20	0.19	899	9.64	3.72	Concordia vein

QTA-41	Concordia	237.70	237.90	0.20	0.25	147	0.23	0.15
		742.00	745.10	3.10	0.06	51	0.19	0.19
		802.30	804.00	1.70	0.09	43	0.31	0.2
			incl.	0.35	0.20	97	0.6	0.45

Hole QTA-42 was drilled in the Cerro Gregorio area north of the San Gregorio vein to test the alteration zone and geophysical anomaly that hole QTA-39 tested but along strike of hole 39. Unfortunately, no significant mineralized zones were encountered.

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	47

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

11.3.2	Santa Rita Vein System Result

One hole was drilled in the Santa Rita area, QTA-37, and tested the Santa Rita vein along strike from and northeast of holes QTA-16 and 26. Hole QTA-37 appears to have cut the Santa Rita vein at 466.10 m when it intersected a 5.90 m zone that averaged 104 g/t Ag, 0.23% Pb, and 0.55% Zn (Table 11-6)

11.3.3	Orion Vein

Scattered outcrops of this vein and IP anomalies occur northwest of the main Concordia-San Gregorio-Dolores vein system and one hole, QTA-38, was drilled to test this poorly known vein system. Two narrow veins were intersected along with a 3.25 m wide zone at 345.95 m depth that averaged 116 g/t Ag, 0.16% Pb, and 0.14% Zn (Table 11-6).

12.0	SAMPLING METHOD AND APPROACH

Drill core (NQ diameter) was collected from the drilling rig and brought to the core storage facility on the Nieves Property for logging and sampling, by the project or assistant geologists, on a daily basis. At the core storage/logging facility, the core was measured, core recovery estimated, and the rock types, alteration minerals, textural features, structures, veining, and mineralized zones documented. Sample intervals were measured, marked with permanent marker and given a sample number and sample tag by the geologists. From this point, technicians were given the core to split, using a core saw, into halves where one half of each interval was placed with the sample tag into a sample bag and marked with the sample number. The other half was placed back into the core box in it original position and the core boxes were then stacked and stored in order and by hole number. Where the veins were coherent they were sawed in half perpendicular to the “grain” to get a representative split.

The geologists visually selected sample intervals based on the presence of quartz-carbonate veins, silicification or the presence of sulphide minerals. Any significant mineralized zones were also sampled for several meters below and above and generally samples were kept to between 0.05 m and 4.2 m in length to encompass entire vein structures.

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

A total of 4902 drill core samples from all three phases of exploration were marked by supervising and core logging geologists before being split using a diamond saw by a

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	48

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

technician. Samples were placed into individual plastic bags marked with a unique sample identification number and with a sample tag placed into the bag. Sample ID numbers and meterages were also written onto the core trays. Samples were then packaged into sealed sacks and taken by Quaterra employees to ALS Chemex Laboratories in Guadalajara for analysis.

ALS Chemex is an ISO 9001:2000, ISO 17025:2005 and Standard Council of Canada accredited laboratory with preparation and analytical laboratories operating in over 16 countries. All samples were analyzed using a 41 element ICP method, in addition to analyzing gold and silver by standard fire assay. Lead and zinc values over 10,000 ppm and silver values over 100 ppm were re-assayed by atomic-absorption methods. These methods are outlined in ALS Chemex Laboratories’ brochure in Appendix 6.

Internal quality assurance and quality control procedures were not utilized by Quaterra such as the insertion of blanks and standards into the sample sequences. For NI43-101 compliant resource estimates to be calculated a small check sampling programme whereby ~5-10% random samples should be quarter split and sent to another accredited laboratory. If pulps/rejects are available from the previous drilling those could also be sent for check analyses.

14.0	DATA VERIFICATION

Five samples were selected by the Author to represent the mineralization from each of the vein systems and mineralization styles tested by Quaterra during its drilling programmes. As mentioned above, a core splitting apparatus was not available during the site visit, so broken sample intervals were preferred so as to leave a quarter of the core material in the core boxes. Hence, these sample intervals are not ideal quarter splits of the material remaining, however the assay results returned from the site visit sampling compared favourably to the original assay results reported by Quaterra. One notable exception is the sample from QTA-19 which Quaterra reported 4020 g/t Ag and the site visit sample returned 2314 g/t Ag. This represents a 42% lower result, but as is common with high-grade samples, assay results are difficult to reproduce as they are statistically anomalous and the metal distribution within the core is rarely homogenous. It is more important that the magnitude of the results in high-grade assays are the same and in this case, the author has established that the interval from 207.6 -209.1 m in hole QTA-19 contains significantly greater than 1000 g/t Ag.

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	49

a
209.1 m
207.6 m
10.03.2006
b
10.03.2006
c
10.03.2006

Figure 14-1: Photos of core intervals selected for data verification re-assay. (a) Photo of the entire interval from 207. 6 m to 209.1 m from hole QTA-19. (b) Enlarged photo of the sulphide mineralization within the zone in photo "a". (c) Photo of typical "low-grade" silver stockwork intersected in hole QTA-30.

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

Table 14-1: Comparison of Quaterra reported assays and CCIC check assays of identical intervals.

Hole	From (m)	To (m)	Int. (m)	Sampler	Sample #	Au (g/t)*	Ag (g/t)*	Pb (%)*	Zn (%)*

				QTA	431721	0.03	62	0.54	0.56
QTA-30	611.0	6612.1	1.1
				CCIC	942	0.03	72	0.53	0.60

				QTA	237321	1.39	4020	3.42	2.80
QTA-19	207.6	209.1	1.5
				CCIC	943	0.84	2314	>1.0	>1.0

				QTA	236949	0.1	52.4	0.54	>1.0
QTA-16	459.38	459.80	0.42
				CCIC	944	0.11	63	0.68	>1.0

				QTA	236950	0.13	42.2	0.08	0.17
QTA-16	459.80	461.0	1.2
				CCIC	945	0.05	30	0.06	0.10

				QTA	237614	0.84	471	1.29	0.75
QTA-21	283.0	283.85	0.85
				CCIC	946	0.55	319	0.95	0.62

* Original QTA assays reported in ppm for Au, Ag, Pb and Zn.

15.0	ADJACENT PROPERTIES

The Nieves Property is bordered by no other mineral concessions or claims.

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

As this project is still in the discovery phases of exploration, metallurgical testing has not been completed on rocks from the Nieves Property. However the veins on the Nieves Property have been previously mined and metal recoveries are not anticipated to be problematic and shouldn’t be a factor to hinder a mine development.

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATE

At this point, there is insufficient drill density to complete NI43-101 compliant mineral resource or reserve estimates. For vein systems which contain discrete high-grade ore shoots such as on the Nieves Property a drill density of < 50 m between pierce points through the vein would be necessary to begin to quantify the mineral resources. Should the ore shoots within the veins be significantly narrower than 50 m (i.e. < 25 m wide), a tighter drill spacing may be required.

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	51

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

18.0	INTERPRETATIONS AND CONCLUSIONS

The Nieves Property is underlain by a large paleo-hydrothermal system that was likely active during the Tertiary. Evidence for this hydrothermal system is nearly omnipresent on the Property from (1) the three east-west trending en-echelon major vein systems (i) the Santa Rita at the south end, (ii) the Concordia-San Gregorio-Dolores centrally located and (iii) the California vein system at the north end of the Property, (2) to the west where epithermal veining in the Orion vein system and a large jasperoid body occurs, and (3) to the east where a historical manganese mining operation occurs.

Low-sulphidation epithermal high-grade silver-lead-zinc veins are the primary exploration target. Historical operations on the Property that have exploited three low-sulphidation epithermal veins systems and the geology on the Nieves Property is similar to many other world class low-sulphidation silver vein deposits in this region of Mexico such as Fresnillo, Pachuca, Zacatecas, and Guanajuato. As discussed, in section “7.0 Deposit Types” the geology underlying the Nieves Property has many similarities to the Fresnillo District including the orientation of veins and fault structures, further emphasizing the importance of the low-sulphidation epithermal silver veins as an exploration target on the Nieves Property.

Mineralization on the Nieves Property as indicated by the exploration work conducted thus far appears to be of moderate grade for narrow vein type systems (100-200 g/t on average) and these individual veins are generally less than 1 m thick. Generally, these grades and widths would be considered marginally economic. However these results are not representative of the high-grade shoots historically mined (4065 g/t Ag reported in the Concorida Vein; section 5.1) mainly because the drilling conducted by Quaterra has focussed on establishing the strike and depth extents of the various vein systems and not toward defining the high-grade shoots. QTA-19 was drilled directly below the historical mine working and returned a similar 4020 g/t Ag over 1.5 m confirming the grades reported by the historical mining records. Even though the Quaterra drilling programmes have been expanding the known strike and depth extents of the documented vein systems, specifically the Concordia-San Gregorio-Dolores vein system, the drilling to date has not fully tested the Concordia-San Gregorio-Dolores vein system nor the other vein systems on the Property (i.e. the Santa Rita, Orion, or California veins are only tested by four, one and three holes respectively). Therefore, in CCIC’s opinion there are abundant drill targets remaining on the Nieves Property and excellent potential to find additional high-grade silver shoots within the known veins systems.

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	52

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

Furthermore, there are intriguing low-grade stockwork zones that appear to show that this epithermal system was not channelled along discrete veins locally but rather along bifurcated and complex vein systems with lower overall grade but significantly greater widths. Quaterra has just begun drill testing these low-grade vein systems subsequently; it is CCIC’s opinion that there is significant potential to identify low to moderate-grade bulk-tonnage silver-lead-zinc zones on the Nieves Property.

Overall, the Nieves Property contains similar geology to the world class silver vein systems within the Altiplano of Mexico and contains evidence throughout the Property for a large hydrothermal system at depth and multiple low-sulphidation veins systems near surface. CSAMT surveying contracted by Quaterra has delineated the presence of six high-priority conductor/vein system targets which require drill testing. In addition to the high-priority targets, CSAMT data suggests that over a dozen secondary conductors/vein systems are occur throughout the Nieves Property of which few have been tested by drilling. Therefore, the Nieves Property has the potential to contain numerous Ag-Au-Pb-Zn mineralized veins systems, beyond the previously mined and explored vein systems, and in CCIC’s opinion the Nieves Property is an excellent exploration property.

19.0	RECOMMENDATIONS

Low-sulphidation vein systems are often structurally controlled and on the Nieves Property where alteration surrounding the mineralized veins is minimal, hence structural traps are the primary control on ore distribution. In light of this, understanding the structural setting of the silver mineralized veins before continuing with additional drilling, is of the utmost importance. CCIC recommends that the next phase of exploration begin with compiling all of the current drill and historical mine workings data and building a three dimensional model of the Concordia-San Gregorio-Dolores system and possibly the Santa Rita system. In addition to this a structural study of the surface outcrops throughout the Property and immediate area surrounding the Nieves Property is highly recommended in order to help interpret the three-dimensional model and develop a structural framework.

The three-dimensional modelling should also be investigated for possible metal zonation within each vein system and between the vein systems to determine if there is a possibility to find higher gold grades in other portions of the epithermal system which will greatly enhance the economics of mining any such veins.

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	53

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

Spectral analysis of satellite imagery for epithermal alteration mineral assemblages and structural interpretation could also be implemented. Kennecott had obtained satellite imagery prior to Quaterra’s involvement with the project, and this may be sufficient to identify specific alteration mineral species known to be significant indicators of epithermal systems. This may highlight mineral zonation in the hydrothermal system an identify areas with increased fluid flow as well as to help trace major structures not only on the Property but in the region in order to help understand the local structures.

With the satellite image analysis, 3-D modelling and structural interpretation, additional target areas will be generated. Also, this information can be used to guide drilling within previously known areas of mineralization such as on the Concordia-San Gregorio-Dolores vein system.

The amount of drilling in this next phase of exploration will be contingent upon the results of the data compilation and interpretation, but several targets are already likely. Infill drilling on the Concordia-San Gregorio-Dolores veins system will certainly be warranted to delineate the high-grade shoot historically mined to depth and allow for a resource estimate to be calculated. Drill spacings should be brought down to less than 50 m to begin resource estimation. Several more holes on each of the Orion, Santa Rita and California vein systems should be drilled to identify the strike extents of these systems and possible high-grade silver shoots. In all at least 10,000 m of drilling is suggested to properly explore the Nieves Property.

Table 19-1: Recommended budget for the next phase of exploration on the Nieves Property (including logistical costs such as accommodation, board, travel etc…).

Item	Amount	Units	Rate	Per	Cost
Structural study	20	man days	$900	day	$18,000.00
3D modelling and compilation	20	man days	$900	day	$18,000.00
Satellite image analysis	1	scene	$20,000	scene	$20,000.00
Road construction/pad building	10	km	$5,000	km	$50,000.00
Drilling (with analyses)	10,000	m	$125	m	$1,250,000.00
Reclamation	6	man days	$500	day	$3,000.00
				Total:	$1,359,000.00

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	54

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

20.0	REFERENCES

Buchanan, L.J., 1981: Precious metal deposits associated with volcanic environments in the
Southwest; in Dickinson, W.R. and Payne, W.D., eds. Relations of tectonics to ore deposits in the southern Cordillera, Arizona Geological Society Digest, v. 14, p. 237-
262.

Cavey, George, 1999: Summary Report on the Nieves Property, Zacatecas, Mexico; Report
for Quaterra Resources Inc.

Corbett, G.J., 2002: Epithermal Gold for Explorationists; AIG Presidents Lecture, AIG On
Line Journal April 2002, AIG website www.aig.asn.au.

Corbett, G.J., and Leach, T.M., 1998: Southwest Pacific rim gold-copper systems: Structure, alteration and mineralization; Economic Geology, Special Publication 6, 238 p.,
Society of Economic Geologists.

Dill, D.B., 1954: Nieves, Valencianna and Miguel Auza Silver Districts of Northwestern
Zacatecas; Servicios Industriales Peñoles S.A. de V.V., Archio Oficina, Torreon,
Coahila, Mexico.

Garcia, M.E., Querol, S.F. and Lowther, G.K., 1991: Geology of the Fresnillo mining district,
Zacatecas; in: Salas, G.P., ed., Economic Geology, Mexico, Geological Society of
America, Boulder, CO, DNAG Volume P-3, p. 383-394.

Gemmell, J.B., Simmons, S.F. and Zantop, H., 1988: The Santo Nino silver-lead-zinc vein,
Fresnillo District, Zacatecas, Mexico; Part I Structure, vein stratigraphy, and mineralogy; Economic Geology, v. 83, no. 8, p. 1597-1618.

Hedenquist, J.W., Izawa, E, Arribas, A, and White N.C., 1996: Epithermal Gold Deposits:
Styles Characteristics and Exploration; Society of Resource Geology, resource
Geology Special Publication Number 1, Tokyo, Japan, 24 p.

Inman, J., 2005: Geophysics Summary Report, Nieves Project, Zacatecas, Mexico; Joe Inman
Explorer Report for Quaterra Resources Inc.

Lang, B., Steinitz, G., Sawkins, F.J., and Simmons, S.F., 1988: K-Ar age studies in the
Fresnillo silver district, Zacatecas; Econ. Geol. 83, 1642-1646.

Megaw, Peter, 2006: Exploration of Low Sulphidation Epithermal Vein Systems; Mag Silver
unpublished report, 3 p.

Ruvalcaba-Ruiz, D.C. and Thompson, T.B., 1988: Ore deposits at the Fresnillo Mine,
Zacatecas, Mexico; Economic Geology, v. 83, no. 8, p. 1583-1596.

Simmons, S.F., Gemmell, J.B. and Sawkins, F.J., 1988: The Santo Nino silver-lead-zinc vein,
Fresnillo District, Zacatecas; Part II, Physical and chemical nature of ore-forming solutions; Economic Geology, v. 83, no. 8, p. 1619-1641.

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	55

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

Simmons, S.F., 1991: Hydrologic implications of alteration and fluid inclusion studies in the
Fresnillo District, Mexico; evidence for a brine reservoir and a descending water table during the formation of hydrothermal Ag-Pb-Zn orebodies.: Economic Geology, v.
86, no. 8, p1579-1601.

Turner, Tom, 1998: The Nieves District, Zacatecas, Mexico, A geologic report; Report for
Western Copper Holdings Ltd.

Turner, Tom, 1999: The Nieves District, Zacatecas, Mexico, A geologic report; Report for
Western Copper Holdings Ltd.

Wendt, Clancy, J., 2002: The Geology and Exploration Potential of the Juanicipio Property,
Fresnillo District, Zacatecas, Mexico; Technical Report for Mega Capital
Investments.

Caracle Creek International Consulting Inc. QTA06-NS November 15th, 2006	56

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

APPENDIX 1

Certificates of Author

Caracle Creek International Consulting Inc. QTA-NS November 15th, 2006

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

 Caracle Creek International Consulting Inc.

Stephen William Wetherup
 34176 Cedar Avenue
Abbotsford, British Columbia, Canada, V2S 2W1
T: 604-617-5955
email: swetherup@cciconline.com

CERTIFICATE OF AUTHOR

I, Stephen Wetherup, (P.Geo), do hereby certify that:

1.	I am employed as General Manager with:

Caracle Creek International Consulting Inc. 210 Cedar Street, Suite 203 Sudbury, Ontario, Canada, P3B 1M6 T: (705) 671-1801 F: (705) 671-3665

2.	I graduated with a B.Sc. Honours degree in Geology from The University of Manitoba in 1995.

3.

I am a member of the Association of Professional Geoscientists and Engineers of British Columbia (member # 27770), the Prospectors and Developers Association of Canada, Society of Economic Geologists, Geological Association of Canada and the Vancouver Mining Exploration Group.

4.	I have worked as a geologist for 12 years since my graduation from university.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

6.

I am responsible for the preparation of all sections in the Technical Report titled Independent Technical Report: Nieves Silver Property, Zacatecas, Mexico” (the “Technical Report”) and dated November 15th, 2006. I visited the Nieves Property on October 3rd and October 4th, 2006.

7.	I have had no prior involvement with the Nieves Property that forms the subject of this Technical Report.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all of the tests in Section 1.4 of NI43-101. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

Caracle Creek International Consulting Inc. QTA-NS November 15th, 2006

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 15th Day of November, 2006

signed
Stephen William Wetherup
B.Sc., P.Geo.

Caracle Creek International Consulting Inc. QTA-NS November 15th, 2006

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico
Caracle Creek International Consulting Inc.

Stephen William Wetherup
34176 Cedar Avenue
Abbotsford, British Columbia
Canada, V2S 2W1
Telephone: 604-617-5955, Email: swetherup@cciconline.com

CONSENT OF AUTHOR

TO:	Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Authorité des Marchés Financiers

I, Stephen Wetherup, do hereby consent to the filing of the written disclosure of the technical report titled “Independent Technical Report: Nieves Silver Property, Zacatecas State, Mexico” and dated November 15th, 2006 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the prospectus of Quaterra Resources Inc, and to the filing of the Technical Report with the regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report.

Dated this 15th Day of November, 2006.

signed
Stephen William Wetherup,
(BSc., P.Geo.)

Caracle Creek International Consulting Inc. QTA-NS November 15th, 2006

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

APPENDIX 2

Glossary of Terms

Caracle Creek International Consulting Inc. QTA-NS November 15th, 2006

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

(For more detailed descriptions or for geological, mining and mineral related terms not covered in this glossary, one should consult a reputable dictionary or source of related technical definitions).

“Ag”	silver

“alteration”	any physical or chemical change in a rock or mineral subsequent to its formation; milder and more localized than metamorphism

“anomaly”	an abnormal find or result

“argillic”	clay or clay minerals; alteration whereby certain minerals are converted to clay

“assay”	the analysis of minerals and mine products to determine the concentration of their components

“Au”	gold

“bedrock”	un-weathered rock below the soil; solid rock

“breccia”	coarse clastic sedimentary rock, the constituent clasts of which are angular

“Cu”	copper

“clast”	particle of broken down rock

“concentrate”	a product in which valuable minerals have been enriched (concentrated) through mineral processing

“copper-porphyry”	or “copper-gold porphyry” is a type of copper (gold) deposit in which the copper (gold) minerals occur in disseminated grains and/or in veinlets through a large volume of rock

“cut-off grade”	the break-even or lowest grade of ore in a deposit that will recover its total mining costs

“decline”	access to underground via a downward incline or sloping roadway

“dip”	direction or angle that the plane of a rock formation makes with the horizontal

“disseminated”	in a mineral deposit, whereby the minerals (metals) occur as scattered particles in the rock, but in sufficient quantity to make the deposit a worthwhile ore

“dike”	a sheet-like body of igneous rock cutting across bedding planes of rock

Caracle Creek International Consulting Inc. QTA-NS November 15th, 2006

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

“epithermal”	vein deposit formed within about a kilometre of the Earth’s surface by hot ascending solutions; low temperature-low pressure mineralization style

“fire assay”	an analytical smelting procedure for determining the precious metal content in rock and mine products

“g/t”	gram per tonne (gram per 1000 kilogram)

“Ga”	a thousand million years (a billion years)

“gossan”	rocks in which metal (usually iron)-bearing sulphide minerals have been oxidized by air and water

“grade”	the element or metal content per unit of material

“gravity process”	the physical process of separating minerals from waste rock using their natural differences in specific gravity

“ha”	hectare

“head frame”	The structure surmounting the mine shaft which supports the hoist rope pulley, and often the hoist itself

“heap-leach”

or “heap-leaching”, is a process whereby valuable metals (usually gold-silver) are leached from a heap, or pad (pile), of crushed ore by using leaching solutions that percolate down through the heap, and are collected from a sloping, impermeable liner below the heap or pad

“high-sulphidation”	an epithermal system whereby later stage mineralization consists mainly of gold-copper mineralization (generally deeper than low sulphidation)

“hoist”	the machine used for raising and lowering the cage or other conveyance in a mine shaft

“hydrothermal”	heated or superheated fluid or water from depth in the earth’s crust

“igneous rock”	rock formed by crystallization or solidification of magma

“lode”	the occurrence of mineralization or a mineral deposit within solid rock (bedrock)

“low sulphidation”	an epithermal system whereby early stage mineralization consists of silica minerals and gold; a shallow to surficial, hot spring environment

“Ma”	a million years

Caracle Creek International Consulting Inc. QTA-NS November 15th, 2006

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

“mafic”	general term used to describe rocks containing ferromagnesian minerals (see also basic)

“magma”	molten rock material formed within the earth’s crust

“metamorphism”	The processes by which changes are brought about in rocks within the Earth’s crust through heat, pressure and chemically active fluids

“metasomatism”	a metamorphic change which involves the introduction of material from an external source

“mineral”	a naturally occurring inorganic substance typically with a crystalline structure

“Mo”	molybdenum

“mullock”	mine waste rock

“olivine”	a rock forming group of magnesium iron silicate minerals forming a complete solid solution series between the forsterite mineral (magnesium silicate) to the fayalite mineral (iron silicate)

“ophiolite”	collective name for a group of mafic and ultramafic rocks associated with marine origin; a fossilized piece of oceanic crust

“ore”	a mineral or rock that can be extracted economically

“ore body”	a mass of ore with defined geometry

“outcrop”	rock unit exposure at surface

“Pb”	lead

“polymetallic”	several metals

“porphyry”	a medium- to coarse-grained intrusive (generally felsic) igneous rock that contains conspicuous mineral crystals that are coarser- grained than the groundmass

“pressure oxidation”	the thermal oxidation of sulphides at elevated pressure

“pyrite”	iron sulphide mineral

“pyroxenite”	an igneous rock comprising generally of pyroxene minerals, of varying calcium, magnesium and iron silicates

“refractory”	a term used to describe gold ores which are not amenable to recovery using conventional gravity or cyanide leaching technology

Caracle Creek International Consulting Inc. QTA-NS November 15th, 2006

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

“Reserve”	that part of a Resource which can be mined at a profit under reasonably expected economic conditions as defined by the JORC Code

“Resource”	mineralised body for which there is sufficient sampling information and geological understanding to outline a deposit of potential economic merit

“roasting”	the thermal oxidation of sulphides at atmospheric pressure as defined by the JORC Code

“shaft”	or “mine shaft” is a vertical or inclined excavation in rock or consolidated material for the purpose of providing access to an ore body. Usually equipped with a hoist at the top

“sill”	a sheet-like body of igneous rock which conforms to bedding planes of rock

“skarn”	a contact thermally metamorphosed impure limestone or dolomite

“stratabound”	contained within a stratum or layer

“stratiform”	formed within a stratum or layer during layer deposition

“strike”	horizontal level direction or bearing of an inclined rock bed, structure, vein or stratum surface. The direction is perpendicular to the direction of dip

“strip ratio”	ratio of waste rock to ore mined in open cast (pit) mining

“sub outcrop”	rock unit exposure below the surface (also referred to as subcrop)

“sulphidation”	a relative classification of ore forming environments principally hydrothermal fluidisation

“sulphide”	a mineral in which the element sulphur is in combination with one or more metallic elements

“tailings”	the waste products resulting from the processing of ore material

“ultramafic”	partial acronym describing an igneous rock consisting of ferro (iron) magnesian minerals

“veinlet”	a narrow, fine stringer or filament of mineral (metal) that occurs in a discontinuous pattern in the host rock

“Zn”	Zinc

Caracle Creek International Consulting Inc. QTA-NS November 15th, 2006

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

APPENDIX 3

Exploration Permits

Caracle Creek International Consulting Inc. QTA-NS November 15th, 2006

ORIGINAL

SECRETARIA DE COMERCIO Y FOMENTO INDUSTRIAL
COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS

TITULO DE CONCESION MINERA DE EXPLOTACION

NUMERO	AGENCIA	EXP.NUM.
209552	ZACATECAS, ZAC.	8/1.3/798

NOMBRE DEL LOTE

SAN GREGORIO I

VIGENCIA

DEL 3 DE AGOSTO DE 1999 AL 2 DE AGOSTO DE 2049

El Ejecutivo Federal, por conducto de la Secretaría de Comercio y Fomento Industrial, con fundamento en los artículos 27, párrafo sexto, de la Constitución Política de los Estados Unidos Mexicanos; 34, fracción XXIX de la Ley Orgánica de la Administración Pública Federal; 7, fracción VI, 10, párrafo primero,15 y 19 de la Ley Minera, y los correspondientes de su Reglamento, expide el presente **TITULO DE CONCESION MINERA**, sin perjuicio de tercero.

DATOS DE LA CONCESION MINERA

CLASE DE CONCESION:	EXPLOTACION
NUMERO DE TITULO:	209552
NOMBRE DEL LOTE O LOTES AL QUE SUSTITUYE Y NUMERO DE TITULO:	SAN GREGORIO I T-192986
TITULAR O TITULARES:	ABELARDO GARZA HERNANDEZ
NOMBRE DEL LOTE:	SAN GREGORIO I
SUPERFICIE:	944.4291 Has.
MUNICIPIO Y ESTADO:	FRANCISCO R. MURGUIA, ZAC.

LOCALIZACION DEL LOTE MINERO

PUNTO DE PARTIDA ORIGEN:

La mojonera o señal
reglamentaria se localiza en: UNA LADERA CERCANA AL NACIMIENTO DEL ARROYO EL TAPON. ES EL P.C. NO. 8213 DE LA SUBRED GEODESICO MINERA.

DISTANCIA				RUMBO	Nombre de poblados o accidentes topográficos (cerros, arroyos, cañadas, etc.)
A	1,500.0000	MTS.	AL	NW	DEL RANCHO SAN GREGORIO
A	3,000.0000	MTS.	AL	SW	DEL CERRO DE LAS CABRAS

PUNTO DE PARTIDA DEFINITIVO:

COORDENADAS U.T.M.: 2,653,342.683 mN 697,378.144 mE

LIGAS TOPOGRAFICAS A LOTES MINEROS COLINDANTES:

Nombre del Lote o Vértice	No. de título o expediente	Rbo	Gra Min Seg	Mts.
SAN GREGORIO 1	T-192986	NE	88° 53' 22"	2,763.927
ELVITA	8/1.3/432	SE	67° 12' 23"	2,421.750
NAZARET	92/8192	SE	64° 46' 44"	2,068.427

PERIMETRO:

LINEA AUXILIAR:

	Rbo Gra Min Seg	Mts.
LINEA AUXILIAR DEL P.P. ORIGEN AL PUNTO 1	Norte	289.413

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES:

LADOS	Rbo	Gra Min Seg	Mts.	LADOS	Rbo	Gra Min Seg	Mts.	LADOS	Rbo	Gra Min Seg	Mts.
1 - 2	Este		499.302	11 - 12	Norte		200.000	21 - 22	Sur		1,135.850
2 - 3	Sur		495.795	12 - 13	SW	81° 50'	78.450	22 - 23	Este		4,500.000
3 - 4	Este		1,238.490	13 - 14	NW	8° 10'	100.000	23 - 24	Norte		2,700.000
4 - 5	NW	8° 0'	308.337	14 - 15	SW	81° 50'	400.000	24 - 25	Oeste		200.000
5 - 6	NE	82° 0'	1,500.000	15 - 16	NW	8° 10'	68.400	25 - 26	Norte		300.000
6 - 7	SE	8° 0'	1,200.000	16 - 17	Oeste		156.221	26 - 27	Oeste		4,300.000
7 - 8	SW	82° 0'	1,121.010	17 - 18	Sur		12.569	27 - 28	Sur		1,204.150
8 - 9	NW	8° 10'	100.000	18 - 19	Oeste		800.000	28 - 1	Este		736.592
9 - 10	Sur		354.904	19 - 20	Norte		695.795				
10 - 11	Oeste		400.000	20 - 21	Oeste		1,105.837				

DEL PERIMETRO DESCRITO DEBE EXCLUIRSE LA SUPERFICIE AMPARADA POR EL LOTE MINERO ORION E-92/9373, POR UN TOTAL DE 21.8825 HAS., EL CUAL CONSTITUYE EL PERIMETRO INTERIOR DEL PRESENTE LOTE.

Dado en la Ciudad de México, Distrito Federal, a los 2 días del mes de agosto de mil novecientos noventa y nueve, con apego a lo dispuesto por el artículo 34, fracción VI del Reglamento Interior de la Secretaría de Comercio y Fomento Industrial.

EL DIRECTOR GENERAL DE MINAS

Ing. Luis R. Escudero Chávez

Inscrito bajo el acta número 92, a fojas 46, del volumen 308 del Libro de CONCESIONES MINERAS del Registro Público de Minería, en la Ciudad de México, Distrito Federal, a los 3 días del mes de agosto de mil novecientos noventa y nueve.

EL REGISTRADOR PUBLICO DE MINERIA

Lic. Ma. Olga Gallardo Montoya

ORIGINAL

SECRETARIA DE COMERCIO Y FOMENTO INDUSTRIAL
COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS

TITULO
DE
CONCESION MINERA
DE EXPLOTACION

NUMERO	AGENCIA	EXP.NUM.
210658	SOMBRERETE, ZAC.	0/1.3/799

NOMBRE DEL LOTE

LALOS

VIGENCIA

DEL 16 DE DICIEMBRE DE 1999 AL 15 DE DICIEMBRE DE 2049

El Ejecutivo Federal, por conducto de la Secretaría de Comercio y Fomento Industrial, con fundamento en los artículos 27, párrafo sexto, de la Constitución Política de los Estados Unidos Mexicanos; 34, fracción XXIX de la Ley Orgánica de la Administración Pública Federal; 7, fracción VI, 10, párrafo primero, 15 y 19 de la Ley Minera, y los correspondientes de su Reglamento, expide el presente TITULO DE CONCESION MINERA, sin perjuicio de tercero.

DATOS DE LA CONCESION MINERA

CLASE DE CONCESION:	EXPLOTACION
NUMERO DE TITULO:	210858
NOMBRE DEL LOTE O LOTES AL QUE SUSTITUYE Y NUMERO DE TITULO:	LALOS T-192983
TITULAR O TITULARES:	ABELARDO GARZA HERNANDEZ
NOMBRE DEL LOTE:	LALOS
SUPERFICIE:	30.1924 Has.
MUNICIPIO Y ESTADO:	FRANCISCO R. MURGUIA, ZAC.

LOCALIZACION DEL LOTE MINERO

PUNTO DE PARTIDA ORIGEN:

La mojonera o señal
reglamentaria se localiza en: LA PARTE NORTE DEL TERRENO DEL TIRO DOLORES. MISMO P.P. DE LOS LOTES DOLORES E-321.1/9-773 Y LALOS T-192983.

DISTANCIA				RUMBO	Nombre de poblados o accidentes topográficos (cerros, arroyos, cañadas, etc.)
A	2,500.0000	MTS.	AL	Sur	DE LA CARRETERA RIO GRANDE-NIEVES, ZAC.
A	2,500.0000	MTS.	AL	SW	DEL POBLADO DE NIEVES, ZAC.

PUNTO DE PARTIDA DEFINITIVO:

COORDENADAS U.T.M.:	2,652,487.070 mN	699,261.500 mE
LIGA TOPOGRAFICA DEL PUNTO DE CONTROL No.8213 AL P.P. ORIGEN:	Rbo Gra Min Seg SE 64° 46 '44"	Mts 2,068.4270

PERIMETRO:

LINEA AUXILIAR:

	Rbo Gra Min Seg	Mts.		Rbo Gra Min Seg	Mts.
LINEA AUXILIAR DEL P.P. ORIGEN AL PUNTO A	Norte	417.310	LINEA AUXILIAR DEL PUNTO A AL PUNTO 1	Este	600.000

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES:

LADOS	Rbo	Gra Min Seg	Mts.	LADOS	Rbo	Gra Min Seg	Mts.	LADOS	Rbo	Gra Min Seg	Mts.
1 - 2	Sur		17.310	11 - 12	SW	81° 50'	393.176	21 - 22	SE	19° 30'	100.000
2 - 3	Este		109.205	12 - 13	SE	8° 10'	200.000	22 - 1	SW	70° 30'	100.900
3 - 4	NE	82° 0'	91.687	13 - 14	SW	81° 50'	200.000				
4 - 5	Norte		87.240	14 - 15	SE	8° 10'	100.000				
5 - 6	Este		85.975	15 - 16	SW	81° 50'	300.000				
6 - 7	NW	8° 0'	25.576	16 - 17	SE	8° 10' 5'	91.597				
7 - 8	NE	82° 0'	320.704	17 - 18	Este		104.010				
8 - 9	Norte		330.040	18 - 19	NE	70° 30'	302.215				
9 - 10	Oeste		100.000	19 - 20	SE	19° 30'	100.000				
10 - 11	Norte		164.495	20 - 21	SW	70° 30'	34.000

Dado en la Ciudad de México, Distrito Federal, a los 15 días del mes de diciembre de mil novecientos noventa y nueve, con apego a lo dispuesto por el artículo 34, fracción VI del Reglamento Interior de la Secretaría de Comercio y Fomento Industrial.

EL DIRECTOR GENERAL DE MINAS

Ing. Luis R. Escudero Chávez

Inscrito bajo el acta número 318, a fojas 159, del volumen 311 del Libro de CONCESIONES MINERAS del Registro Público de Minería, en la Ciudad de México, Distrito Federal, a los 16 días del mes de diciembre de mil novecientos noventa y nueve.

EL REGISTRADOR PUBLICO DE MINERIA

Lic. Ma. Olga Gallardo Montoya

ORIGINAL

ESTADOS UNIDOS MEXICANOS

SECRETARIA DE COMERCIO Y FOMENTO INDUSTRIAL
COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS

TITULO DE CONCESION MINERA DE EXPLOTACION

NUMERO	AGENCIA	EXP.NUM.
207131	SOMBRERETE, ZAC.	6/1.3/800

NOMBRE DEL LOTE

LALOS II

VIGENCIA

DEL 29 DE ABRIL DE 1998 AL 28 DE ABRIL DE 2048

El Ejecutivo Federal, con fundamento en lo preceptuado por el artículo 27, párrafo sexto, de la Constitución Política de los Estados Unidos Mexicanos, y de acuerdo con lo establecido por la Ley Minera y su Reglamento, expide por conducto de la Secretaría de Comercio y Fomento Industrial el presente TITULO DE CONCESION MINERA, sin perjuicio de tercero.

DATOS DE LA CONCESION MINERA

CLASE DE CONCESION:	EXPLOTACION
NUMERO DE TITULO:	207131
NOMBRE DEL LOTE O LOTES AL QUE SUSTITUYE Y NUMERO DE TITULO:	LALOS II T-194449
TITULAR O TITULARES:	ABELARDO GARZA HERNANDEZ
NOMBRE DEL LOTE:	LALOS II
SUPERFICIE:	3.9268 Has.
MUNICIPIO Y ESTADO:	FRANCISCO R. MURGUIA, ZAC.

LOCALIZACION DEL LOTE MINERO

PUNTO DE PARTIDA ORIGEN:

La mojonera o señal
reglamentaria se localiza en: TERRENO PLANO DEL MINERAL DE STA. RITA, AL SUR Y 150 MTS. DEL CAMINO QUE CONDUCE AL MINERAL DE STA. RITA. MISMO P.P. DEL LOTE LALOS II T-194449

DISTANCIA				RUMBO	Nombre de poblados o accidentes topográficos (cerros, arroyos, cañadas, etc.)
A	500.0000	MTS.	AL	NE	DEL TIRO DE DOLORES
A	2,000.0000	MTS.	AL	Oeste	DE LA SIERRA DE CHICHARRONA

PUNTO DE PARTIDA DEFINITIVO:

COORDENADAS U.T.M.: 2,652,818.120 mN 699,662.690 mE

	Rbo Gra Min Seg	Mts
LIGA TOPOGRAFICA DEL PUNTO DE CONTROL No.8213 AL P.P. ORIGEN:	NW 76° 16 '47"	2,343.7900

PERIMETRO:

LINEA AUXILIAR:

	Rbo Gra Min Seg	Mts.		Rbo Gra Min Seg	Mts.
LINEA AUXILIAR DEL P.P. ORIGEN AL PUNTO A	Este	791.772	LINEA AUXILIAR DEL PUNTO A AL PUNTO 1	Norte	245.638

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES:

LADOS	Rbo	Gra Min Seg	Mts.	LADOS	Rbo	Gra Min Seg	Mts.	LADOS	Rbo	Gra Min Seg	Mts.
1 - 2	Norte		330.040								
2 - 3	Oeste		100.000								
3 - 4	Norte		164.495								
4 - 5	NE	81° 50'	106.820								
5 - 6	SE	8° 10'	3.950								
6 - 7	NE	82° 0'	2.657								
7 - 8	SE	8° 0'	500.000								
8 - 1	SW	82° 0'	79.290

Dado en la Ciudad de México, Distrito Federal, a los 28 días del mes de abril de mil novecientos noventa y ocho.

EL COORDINADOR GENERAL DE MINERIA

Ing. Moisés R. Kolteniuk Toyber

EL DIRECTOR GENERAL DE MINAS

Ing. Luis R. Escudero Chávez

Inscrito bajo el acta número 191, a fojas 96, del volumen 301 del Libro de CONCESIONES MINERAS del Registro Público de Minería, en la Ciudad de México, Distrito Federal, a los 29 días del mes de abril de mil novecientos noventa y ocho.

EL REGISTRADOR PUBLICO DE MINERIA

Lic. Ma. Olga Gallardo Montoya

ORIGINAL

ESTADOS UNIDOS MEXICANOS

SECRETARIA DE COMERCIO Y FOMENTO INDUSTRIAL
COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS

TITULO
DE
CONCESION MINERA
DE EXPLOTACION

NUMERO	AGENCIA	EXP.NUM.
208550	SOMBRERETE, ZAC.	0/1.3/801

NOMBRE DEL LOTE

LALOS III

VIGENCIA

DEL 23 DE ENERO DE 1998 AL 22 DE ENERO DE 2048

El Ejecutivo Federal, con fundamento en lo preceptuado por el artículo 27, párrafo sexto, de la Constitución Política de los Estados Unidos Mexicanos, y de acuerdo con lo establecido por la Ley Minera y su Reglamento, expide por conducto de la Secretaría de Comercio y Fomento Industrial el presente TITULO DE CONCESION MINERA, sin perjuicio de tercero.

DATOS DE LA CONCESION MINERA

CLASE DE CONCESION:	EXPLOTACION
NUMERO DE TITULO:	206550
NOMBRE DEL LOTE O LOTES AL QUE SUSTITUYE Y NUMERO DE TITULO:	LALOS III T-194450
TITULAR O TITULARES:	ABELARDO GARZA HERNANDEZ
NOMBRE DEL LOTE:	LALOS III
SUPERFICIE:	0.7370 Has.
MUNICIPIO Y ESTADO:	FRANCISCO R. MURGUIA, ZAC.

LOCALIZACION DEL LOTE MINERO

PUNTO DE PARTIDA ORIGEN:

La mojonera o señal
reglamentaria se localiza en: TERRENOS PLANOS DEL MINERAL DE STA. RITA, AL SUR Y 150 MTS. DEL CAMINO AL MINERAL DE STA. RITA, AL SUR Y 3.0 KMS. DE STA. RITA. MISMO P.P. DEL LOTE LALOS T-194450.

DISTANCIA				RUMBO	Nombre de poblados o accidentes topográficos (cerros, arroyos, cañadas, etc.)
A	500.0000	MTS.	AL	NE	DEL TIRO DE DOLORES
A	2,000.0000	MTS.	AL	Oeste	DE LA SIERRA LA CHICHARRONA.

PUNTO DE PARTIDA DEFINITIVO:

COORDENADAS U.T.M.: 2,652,818.120 mN 699,662.690 mE

	Rbo Gra Min Seg	Mts
LIGA TOPOGRAFICA DEL PUNTO DE CONTROL No.8213 AL P.P. ORIGEN:	NW 76° 16 '47"	2,343.7900

PERIMETRO:

LINEA AUXILIAR:

	Rbo Gra Min Seg	Mts.		Rbo Gra Min Seg	Mts.
LINEA AUXILIAR DEL P.P. ORIGEN AL PUNTO A	Este	391.772	LINEA AUXILIAR DEL PUNTO A AL PUNTO 1	Norte	88.438

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES:

LADOS	Rbo	Gra Min Seg	Mts.	LADOS	Rbo	Gra Min Seg	Mts.	LADOS	Rbo	Gra Min Seg	Mts.
1 - 2	Norte		87.240								
2 - 3	Este		85.975								
3 - 4	SE	8° 0'	74.424								
4 - 1	SW	82° 0'	97.279

Dado en la Ciudad de México, Distrito Federal, a los 22 días del mes de enero de mil novecientos noventa y ocho.

EL COORDINADOR GENERAL DE MINERIA

Ing. Moisés R. Kolteniuk Toyber

EL DIRECTOR GENERAL DE MINAS

Ing. Luis R. Escudero Chávez

Inscrito bajo el acta número 330, a fojas 165, del volumen 299 del Libro de CONCESIONES MINERAS del Registro Público de Minería, en la Ciudad de México, Distrito Federal, a los 23 días del mes de enero de mil novecientos noventa y ocho.

EL REGISTRADOR PUBLICO DE MINERIA

Lic. Ma. Olga Gallardo Montoya

ORIGINAL

ESTADOS UNIDOS MEXICANOS

SECRETARIA DE COMERCIO Y FOMENTO INDUSTRIAL
COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS

TITULO
DE
CONCESION MINERA
DE EXPLOTACION

NUMERO	AGENCIA	EXP.NUM.
206649	SOMBRERETE, ZAC.	8/1.3/797

NOMBRE DEL LOTE

EL VITA

VIGENCIA

DEL 23 DE ENERO DE 1998 AL 22 DE ENERO DE 2048

El Ejecutivo Federal, con fundamento en lo preceptuado por el artículo 27, párrafo sexto, de la Constitución Política de los Estados Unidos Mexicanos, y de acuerdo con lo establecido por la Ley Minera y su Reglamento, expide por conducto de la Secretaría de Comercio y Fomento Industrial el presente TITULO DE CONCESION MINERA, sin perjuicio de tercero.

DATOS DE LA CONCESION MINERA

CLASE DE CONCESION:	EXPLOTACION
NUMERO DE TITULO:	206549
NOMBRE DEL LOTE O LOTES AL QUE SUSTITUYE Y NUMERO DE TITULO:	ELVITA T-194599
TITULAR O TITULARES:	ABELARDO GARZA HERNANDEZ
NOMBRE DEL LOTE:	ELVITA
SUPERFICIE:	92.7895 Has.
MUNICIPIO Y ESTADO:	FRANCISCO R. MURGUIA, ZAC.

LOCALIZACION DEL LOTE MINERO

PUNTO DE PARTIDA ORIGEN:

La mojonera o señal
reglamentaría se localiza en: SOBRE LOMERIOS DEL TAPON Y ARROYO DEL MISMO NOMBRE, AL NORTE DEL MINERAL DE SANTA RITA Y AL SUR Y 3 KM. DEL CERRO LAS CABRAS. MISMO P.P. DEL LOTE ELVITA T-194599

DISTANCIA				RUMBO	Nombre de poblados o accidentes topográficos (cerros, arroyos, cañadas, etc.)
A	2,000.0000	MTS.	AL	SW	DE LA PARTE ALTA DE LA SIERRA CHICHARRONA
A	3,000.0000	MTS.	AL	Sur	DE LA CARRETERA A NIEVES, ZAC.

PUNTO DE PARTIDA DEFINITIVO:

COORDENADAS U.T.M.: 2,652,435.210 mN 699,623.670 mE

	Rbo Gra Min Seg	Mts
LIGA TOPOGRAFICA DEL PUNTO DE CONTROL No.8213 AL P.P. ORIGEN:	NW 67° 12 '23'	2,421.7500

PERIMETRO:

LINEA AUXILIAR:

No hay

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES:

LADOS	Rbo	Gra Min Seg	Mts.
PPO - 2	NE	82° 0'	421.310
2 - 3	NW	8° 0'	400.000
3 - 4	NE	82° 0'	200.000
4 - 5	NW	8° 0'	100.000
5 - 6	NE	82° 0'	400.000
6 - 7	NW	8° 0'	500.000
7 - 8	SW	82° 0'	2.660
8 - 9	NW	8° 10'	3.950
9 - 10	SW	81° 50'	500.000
10 - 11	SE	8° 10'	200.000

LADOS	Rbo	Gra Min Seg	Mts.
11 - 12	SW	81° 50'	200.000
12 - 13	SE	8° 10'	100.000
13 - 14	SW	81° 50'	300.000
14 - 15	SE	8° 10'	100.000
15 - 16	SW	81° 50'	345.320
16 - 17	SW	82° 0'	32.730
17 - 18	Norte		29.500
18 - 19	Oeste		24.800
19 - 20	NW	8° 0'	467.300
20 - 21	NE	82° 0'	1,500.000

LADOS	Rbo	Gra Min Seg	Mts.
21 - 22	SE	8° 0'	1,200.000
22 - 23	SW	82° 0'	1,121.010
23 - PPO	NW	8° 10	100.000

Dado en la Ciudad de México, Distrito Federal, a los 22 días del mes de enero de mil novecientos noventa y ocho.

EL COORDINADOR GENERAL DE MINERIA

Ing. Moisés R. Kolteniuk Toyber

EL DIRECTOR GENERAL DE MINAS

Ing. Luis R. Escudero Chávez

Inscrito bajo el acta número 329, a fojas 165, del volumen 299 del Libro de CONCESIONES MINERAS del Registro Público de Minería, en la Ciudad de México, Distrito Federal, a los 23 días del mes de enero de mil novecientos noventa y ocho.

EL REGISTRADOR PUBLICO DE MINERIA

Lic. Ma. Olga Gallardo Montoya

ORIGINAL

SECRETARIA DE COMERCIO Y FOMENTO INDUSTRIAL
COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS

TITULO DE CONCESION MINERA DE EXPLOTACION

NUMERO	AGENCIA	EXP.NUM.
206727	SOMBRERETE, ZAC.	8/1.3/802

NOMBRE DEL LOTE

LALOS IV

VIGENCIA

DEL 12 DE MARZO DE 1998 AL 11 DE MARZO DE 2048

El Ejecutivo Federal, con fundamento en lo preceptuado por el artículo 27, párrafo sexto, de la Constitución Política de los Estados Unidos Mexicanos, y de acuerdo con lo establecido por la Ley Minera y su Reglamento, expide por conducto de la Secretaría de Comercio y Fomento Industrial el presente TITULO DE CONCESION MINERA, sin perjuicio de tercero.

DATOS DE LA CONCESION MINERA

CLASE DE CONCESION: EXPLOTACION

NUMERO DE TITULO: 206727

NOMBRE DEL LOTE O LOTES AL QUE SUSTITUYE Y NUMERO DE TITULO: LALOS IV T-195350

TITULAR O TITULARES: ABELARDO GARZA HERNANDEZ

NOMBRE DEL LOTE: LALOS IV

SUPERFICIE: 5.6194 Has.

MUNICIPIO Y ESTADO: FRANCISCO R. MURGUIA, ZAC.

LOCALIZACION DEL LOTE MINERO

PUNTO DE PARTIDA ORIGEN:

La mojonera o señal
reglamentaria se localiza en: TERRENO PLANO DEL MINERAL DE STA. RITA, A 150 MTS. AL SUR DEL CAMINO AL MINERAL DE SANTA RITA. MISMO P.P. DEL LOTE LALOS IV T-195350.

DISTANCIA			RUMBO		Nombre de poblados o accidentes topográficos (cerros, arroyos, cañadas, etc.)
A	500.0000	MTS.	AL	NE	DEL TIRO DOLORES
A	2,000.0000	MTS.	AL	Este	DE LA SIERRA DE LA CHICHARRONA

PUNTO DE PARTIDA DEFINITIVO:

COORDENADAS U.T.M.: 2,652,818.120 mN 699,662.690 mE

	Rbo Gra Min Seg	Mts
LIGA TOPOGRAFICA DEL PUNTO DE CONTROL No.8213 AL P.P. ORIGEN:	NW 76° 16 '47"	2,343.7900

LIGAS TOPOGRAFICAS A LOTES MINEROS COLINDANTES:

Nombre del Lote o Vértice	No. de título o expediente	Rbo	Gra Min Seg	Mts.
LALOS	92/9410	SW	51° 32' 3"	521.378
ELVITA	92/8040	SW	49° 47' 5"	528.875

PERIMETRO:

LINEA AUXILIAR:

	Rbo Gra Min Seg	Mts.
LINEA AUXILIAR DEL P.P. ORIGEN AL PUNTO 1	Este	191.772

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES:

LADOS	Rbo	Gra Min Seg	Mts.	LADOS	Rbo	Gra Min Seg	Mts.	LADOS	Rbo	Gra Min Seg	Mts.
1 - 2	Norte		75.678								
2 - 3	Este		109.205								
3 - 4	SE	8° 0'	400.000								
4 - 5	SW	82° 0'	166.496								
5 - 1	Norte		343.614

Dado en la Ciudad de México, Distrito Federal, a los 11 días del mes de marzo de mil novecientos noventa y ocho.

EL COORDINADOR GENERAL DE MINERIA

Ing. Moisés R. Kolteniuk Toyber

EL DIRECTOR GENERAL DE MINAS

Ing. Luis R. Escudero Chávez

Inscrito bajo el acta número 147, a fojas 74, del volumen 300 del Libro de CONCESIONES MINERAS del Registro Público de Minería, en la Ciudad de México, Distrito Federal, a los 12 días del mes de marzo de mil novecientos noventa y ocho.

EL REGISTRADOR PUBLICO DE MINERIA

Lic. Ma. Olga Gallardo Montoya

EXP. NUM. 1.3/782 ORIGINAL

ESTADOS UNIDOS MEXICANOS

SECRETARIA DE COMERCIO Y FOMENTO INDUSTRIAL
COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS

TITULO
DE
CONCESION MINERA DE EXPLOTACION
NUMERO 211168

NOMBRE DEL LOTE

ORION

AGENCIA

SOMBRERETE, ZACATECAS

VIGENCIA DEL TITULO

DEL 11 DE ABRIL DEL 2000 AL 10 DE ABRIL DEL 2050

El Ejecutivo Federal, por conducto de la Secretaría de Comercio y Fomento Industrial, con fundamento en los artículos 27, párrafo sexto, de la Constitución Política de los Estados Unidos Mexicanos; 34, fracción XXIX, de la Ley Orgánica de la Administración Pública Federal; 7, fracción VI, 10, párrafo primero, 15 y 19 de la Ley Minera, y los correspondientes de su Reglamento, expide el presente TITULO DE CONCESION MINERA, sin perjuicio de tercero.

DATOS DE LA CONCESION MINERA

CLASE DE CONCESION:	EXPLOTACION
NUMERO DE TITULO:	211168
TITULOS ANTERIORES :	191077 (ORION)
TITULAR O TITULARES:	ABELARDO GARZA HERNANDEZ
NOMBRE DEL LOTE:	ORION
SUPERFICIE:	21.8825 Has.
MUNICIPIO Y ESTADO:	GRAL. FRANCISCO MURGUIA. ZACATECAS

LOCALIZACION DEL LOTE MINERO

PUNTO DE PARTIDA

La mojonera o señal reglamentaria se localiza en :

UNA LADERA CERCANA AL NACIMIENTO DEL ARROYO EL TAPON.

Distancia			Rumbo	Nombre o poblados o accidentes topógraficos
A	3300	Mts. Al	SW	DEL CERRO LAS CABRAS
A	2000	Mts. Al	NW	DEL RANCHO SAN GREGORIO

COORDENADAS U.T.M. : 2,653,342.683 mN 697,378.144 mE

	Rbo	Gra	Min	Seg	Mts.
LIGA TOPOGRAFICA AL PUNTO DE PARTIDA DE LA CONCESION QUE SE SUSTITUYE	NE	87°	16'	31"	756.658

LIGAS TOPOGRAFICAS A LOTES MINEROS COLINDANTES:

Nombre del Lote o Vértice :	No. de Titulo/Expediente/Vértice	Rbo	Gra	Min	Seg	Mts.
SAN GREGORIO I	T-192986	NE	88°	53'	22"	2,763.927

PERIMETRO

Linea Auxiliar :	Rbo	Gra	Min	Seg	Mts.	Rbo	Gra	Min	Seg	Mts.
DEL PP ORIGEN AL PUNTO 1	E	0°	0'	0"	505.803					

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES :

LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.
1 - 2	N	0°	0'	0"	235.970												
2 - 3	E	0°	0'	0"	500.000												
3 - 4	S	0°	0'	0"	437.650												
4 - 5	W	0°	0'	0"	500.000												
5 - 1	N	0°	0'	0"	201.680

Dado en la ciudad de México, Distrito Federal, el 10 de abril del 2000, con apego a lo dispuesto por el artículo 34, fracción VI, del Reglamento Interior de la Secretaría de Comercio y Fomento Industrial.

El Director General de Minas

Ing. Luis R. Escudero Chávez

Inscrito bajo el acta número 268, a fojas 134, del volumen 312 del Libro de CONCESIONES MINERAS del Registro Público de Minería, en la ciudad de México, Distrito Federal, el 11 de abril del 2000.

El Registrador Público de Minería

Lic. Ma. Olga Gallardo Montoya

Sidigem 3.0 ID. 199708EXP00782

EXP. NUM. 8/1.3/01363 ORIGINAL

SECRETARIA DE ECONOMIA
COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS

TITULO
DE
CONCESION MINERA DE EXPLOTACION
NUMERO 220487

NOMBRE DEL LOTE

NIEVES FRACC. I

AGENCIA

EX-SOMBRERETE, ZACATECAS

VIGENCIA DEL TITULO

DEL 12 DE AGOSTO DEL 2003 AL 11 DE AGOSTO DEL 2053

El Ejecutivo Federal, por conducto de la Secretaría de Economía, con fundamento en los artículos 27, párrafo sexto, de la Constitución Política de los Estados Unidos Mexicanos; 34, fracción XXIX, de la Ley Orgánica de la Administración Pública Federal; 7, fracción VI, 10, párrafo primero, 15 y 19 de la Ley Minera, y los correspondientes de su Reglamento, expide el presente TITULO DE CONCESION MINERA, sin perjuicio de tercero.

DATOS DE LA CONCESION MINERA

CLASE DE CONCESION:	EXPLOTACION
NUMERO DE TITULO:	220487
TITULOS ANTERIORES :	201694 (NIEVES FRACC. I)
TITULAR O TITULARES:	MINERA AQUA TIERRA, S.A. DE C.V. (100 %)
NOMBRE DEL LOTE:	NIEVES FRACC. I
SUPERFICIE:	3512.2773 Has.
MUNICIPIO Y ESTADO:	GENERAL FRANCISCO R. MURGUIA, ZACATECAS

LOCALIZACION DEL LOTE MINERO

PUNTO DE PARTIDA

La mojonera o señal reglamentaria se localiza en :

EL FALDEO SURESTE DE LA LOMA EL COYACHE. CORRESPONDE AL PUNTO DE CONTROL No. 8213 Y MISMO PP DEL LOTE NIEVES FRACC. I T-201694.

Distancia		Rumbo	Nombre o poblados o accidentes topográficos
A	1800 Mts. Al	S	DE LA CARRETERA A NIEVES
A	2000 Mts. Al	NW	DEL ANTIGUO MINERAL DE LA CONCORDIA

COORDENADAS U.T.M. : **2,653,342.683 mN** **697,378.144 mE**

Rbo Gra Min Seg Mts.

LIGAS TOPOGRAFICAS A LOTES MINEROS COLINDANTES:

Nombre del Lote o Vértice :	No. de Título/Expediente/Vértice	Rbo	Gra	Min	Seg	Mts.

PERIMETRO

Linea Auxiliar :	Rbo	Gra	Min	Seg	Mts.	Rbo	Gra	Min	Seg	Mts.
DEL PP AL PUNTO 01	N	0°	0'	0"	289.413					

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES :

LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.
01 - 02	E	0°	0'	0"	499.302												
02 - 03	S	0°	0'	0"	495.795												
03 - 04	E	0°	0'	0"	1,223.493												
04 - 05	SE	8°	0'	0"	259.995												
05 - 06	E	0°	0'	0"	160.745												
06 - 07	S	0°	0'	0"	300.000												
07 - 08	W	0°	0'	0"	300.000												
08 - 09	N	0°	0'	0"	146.790												
09 - 10	SW	81°	50'	0"	341.690												
10 - 11	SE	8°	10'	0"	28.507												
11 - 12	W	0°	0'	0"	216.142												
12 - 13	S	0°	0'	0"	300.000												
13 - 14	E	0°	0'	0"	101.838												
14 - 15	S	0°	0'	0"	12.569												
15 - 16	W	0°	0'	0"	800.000												
16 - 17	N	0°	0'	0"	695.795												
17 - 18	W	0°	0'	0"	1,107.837												
18 - 19	S	0°	0'	0"	1,135.850												
19 - 20	E	0°	0'	0"	36.592												
20 - 21	S	0°	0'	0"	153.563												
21 - 22	E	0°	0'	0"	4,100.000												
22 - 23	S	0°	0'	0"	4,200.000												
23 - 24	W	0°	0'	0"	6,000.000												
24 - 25	N	0°	0'	0"	8,000.000												
25 - 26	E	0°	0'	0"	6,000.000												
26 - 27	S	0°	0'	0"	646.437												
27 - 28	W	0°	0'	0"	4,136.592												
28 - 29	S	0°	0'	0"	1,264.150												
29 - 01	E	0°	0'	0"	736.592												

LOS DATOS DE LAS COLINDANCIAS DEL LOTE QUE AMPARA ESTA CONCESION OBRAN EN EL EXPEDIENTE DEL PRESENTE TITULO.

EL PRESENTE TITULO SUSTITUYE Y CANCELA AL TITULO 201694

Dado en la ciudad de México, Distrito Federal, el 11 de agosto del 2003, con apego a lo dispuesto por el artículo 33, fracción VI, del Reglamento Interior de la Secretaría de Economía.

El Director General de Minas

Ing. Luis Raúl Escudero Chávez

Inscrito bajo el acta número 227, a fojas 114, del volumen 338 del Libro de CONCESIONES MINERAS del Registro Público de Minería, en la ciudad de México, Distrito Federal, el 12 de agosto del 2003.

El Registrador Público de Minería

Lic. María Olga Gallardo Montoya

Sidigem 3.0 ID. 200108EXP01363

ORIGINAL

ESTADOS UNIDOS MEXICANOS

SECRETARIA DE COMERCIO Y FOMENTO INDUSTRIAL
COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS

TITULO DE CONCESION MINERA DE EXPLORACION

NUMERO	AGENCIA	EXP.NUM.
201895	SOMBRERETE, ZAC.	9579

NOMBRE DEL LOTE

NIEVES FRACCION II

VIGENCIA

DEL 11 DE OCTUBRE DE 1995 AL 10 DE OCTUBRE DE 2001

El Ejecutivo Federal, con fundamento en lo preceptuado por el artículo 27, párrafo sexto, de la Constitución Política de los Estados Unidos Mexicanos, y de acuerdo con lo establecido por la Ley Minera y su Reglamento, expide por conducto de la Secretaría de Comercio y Fomento Industrial el presente TITULO DE CONCESION MINERA, sin perjuicio de tercero.

DATOS DE LA CONCESION MINERA

CLASE DE CONCESION:	EXPLORACION
NUMERO DE TITULO:	201695
NOMBRE DEL LOTE O LOTES AL QUE SUSTITUYE Y NUMERO DE TITULO:	
TITULAR O TITULARES:	MINERA KENNECOTT, S.A. DE C.V.
NOMBRE DEL LOTE:	NIEVES FRACCION II
SUPERFICIE:	10.0043 Has.
MUNICIPIO Y ESTADO:	FRANCISCO R. MURGUIA, ZAC.

LOCALIZACION DEL LOTE MINERO

PUNTO DE PARTIDA ORIGEN:

La mojonera o señal
reglamentaria se localiza en: EN EL FALDEO SURESTE DE LA LOMA DE COYACHE, A 1800 MTS. AL SUR DE LA CARRETERA A NIEVES. CORRESPONDE AL P.C. Nº 8213 DE LA SUBRED GEODESICA MINERA.

DISTANCIA				RUMBO	Nombre de poblados o accidentes topográficos (cerros, arroyos, cañadas, etc.)
A	2,000.0000	MTS.	AL	NW	DEL ANTIGUO MINERAL DE LA CONCORDIA
A	4,000.0000	MTS.	AL	SW	DEL POBLADO GENERAL FRANCISCO MURGUIA

PUNTO DE PARTIDA DEFINITIVO:

COORDENADAS U.T.M.: 2,653,342.683 mN 697,378.144 mE

LIGAS TOPOGRAFICAS A LOTES MINEROS COLINDANTES:

Nombre del Lote o Vértice	No. de título o expediente	Rbo	Gra Min Seg	Mts.
SAN GREGORIO I	T-192986	NE	88° 53' 23"	2,763.927
DOLORES	T-175992	SE	64° 46' 44"	2,068.427
ORION	T-191077	NE	87° 16' 31"	756.658

PERIMETRO:

LINEA AUXILIAR:

	Rbo Gra Min Seg	Mts.		Rbo Gra Min Seg	Mts.
LINEA AUXILIAR DEL P.P. ORIGEN AL PUNTO A	Sur	1,093.027	LINEA AUXILIAR DEL PUNTO A AL PUNTO 1	Este	1,821.875

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES:

LADOS	Rbo	Gra Min Seg	Mts.	LADOS	Rbo	Gra Min Seg	Mts.	LADOS	Rbo	Gra Min Seg	Mts.
1 - 2	Sur		200.000								
2 - 3	Este		400.000								
3 - 4	Norte		358.420								
4 - 5	SW	81° 50'	92.800								
5 - 6	SE	8° 10'	99.992								
6 - 1	SW	81° 50'	325.647

Dado en la Ciudad de México, Distrito Federal, a los 10 días del mes de octubre de mil novecientos noventa y cinco.

EL COORDINADOR GENERAL DE MINERIA

Ing. Moisés R. Kolteniuk Toyber

DIRECCION GENERAL DE MINAS
EL DIRECTOR DE CONCESIONES, ASIGNACIONES Y RESERVAS MINERAS

Lic. Sergio Gerardo López Rivera

Inscrito bajo el acta número 155, a fojas 78, del volumen 286 del Libro de CONCESIONES MINERAS del Registro Público de Minería, en la Ciudad de México, Distrito Federal, a los 11 días del mes de octubre de mil novecientos noventa y cinco.

EL REGISTRADOR PUBLICO DE MINERIA

Lic. Inés Acevedo Solís

EXP. NUM. 8/13/01366 ORIGINAL

ESTADOS UNIDOS MEXICANOS

SECRETARIA DE ECONOMIA
COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS

TITULO
DE
CONCESION MINERA DE EXPLOTACION
NUMERO 220519

NOMBRE DEL LOTE

NIEVES 2

AGENCIA

EX-SOMBRERETE, ZACATECAS

VIGENCIA DEL TITULO

DEL 14 DE AGOSTO DEL 2003 AL 13 DE AGOSTO DEL 2053

El Ejecutivo Federal, por conducto de la Secretaría de Economía, con fundamento en los artículos 27, párrafo sexto, de la Constitución Política de los Estados Unidos Mexicanos; 34, fracción XXIX, de la Ley Orgánica de la Administración Pública Federal; 7, fracción VI, 10, párrafo primero, 15 y 19 de la Ley Minera, y los correspondientes de su Reglamento, expide el presente TITULO DE CONCESION MINERA, sin perjuicio de tercero.

DATOS DE LA CONCESION MINERA

CLASE DE CONCESION:	EXPLOTACION
NUMERO DE TITULO:	220519
TITULOS ANTERIORES :	201696 (NIEVES 2)
TITULAR O TITULARES:	MINERA AGUA TIERRA, S.A. DE C.V. (100 %)
NOMBRE DEL LOTE:	NIEVES 2
SUPERFICIE:	59.2114 Has.
MUNICIPIO Y ESTADO:	GENERAL FRANCISCO R. MURGUIA, ZACATECAS

LOCALIZACION DEL LOTE MINERO

PUNTO DE PARTIDA

La mojonera o señal reglamentaria se localiza en :

EL FALDEO SURESTE DE LA LOMA EL COYACHE. MISMO PP DEL LOTE NIEVES 2 T-201696.

Distancia			Rumbo	Nombre o poblados o accidentes topográficos
A	1800	Mts. Al	S	DE LA CARRETERA A NIEVES
A	2000	Mts. Al	NW	DEL ANTIGUO MINERAL DE LA CONCORDIA

COORDENADAS U.T.M. : **2,653,342.683 mN** **697,378.144 mE**

Rbo Gra Min Seg Mts.

LIGAS TOPOGRAFICAS A LOTES MINEROS COLINDANTES:

Nombre del Lote o Vértice :	No. de Titulo/Expediente/Vértice	Rbo	Gra	Min	Seg	Mts.

PERIMETRO

Linea Auxiliar :	Rbo	Gra	Min	Seg	Mts.	Rbo	Gra	Min	Seg	Mts.
DEL PP AL PUNTO 1	S	0°	0'	0"	1,446.437					

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES :

LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.
1 - 2	W	0°	0'	0"	700.000												
2 - 3	S	0°	0'	0"	153.563												
3 - 4	E	0°	0'	0"	4,100.000												
4 - 5	N	0°	0'	0"	153.563												
5 - 6	W	0°	0'	0"	1,100.000												
6 - 7	S	0°	0'	0"	53.563												
7 - 8	W	0°	0'	0"	700.000												
8 - 9	N	0°	0'	0"	53.563												
9 - 1	W	0°	0'	0"	1,600.000												

EL PRESENTE TITULO SUSTITUYE Y CANCELA AL TITULO 201696

LOS DATOS DE LAS COLINDANCIAS DEL LOTE QUE AMPARA ESTA CONCESION OBRAN EN EL EXPEDIENTE DEL PRESENTE TITULO.

Dado en la ciudad de México, Distrito Federal, el 13 de agosto del 2003, con apego a lo dispuesto por el artículo 33, fracción VI, del Reglamento Interior de la Secretaría de Economía.

El Director General de Minas

Ing. Luis Raúl Escudero Chávez

Inscrito bajo el acta número 259, a fojas 130, del volumen 338 del Libro de CONCESIONES MINERAS del Registro Público de Minería, en la ciudad de México, Distrito Federal, el 14 de agosto del 2003.

El Registrador Público de Minería

Lic. María Olga Gallardo Montoya

Sidigem 3.0 ID. 200108EXP01366

EXP. NUM. 6/1.3/01365 ORIGINAL

ESTADOS UNIDOS MEXICANOS

SECRETARIA DE ECONOMIA
COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS

TITULO
DE
CONCESION MINERA DE EXPLOTACION
NUMERO 220321

NOMBRE DEL LOTE

NIEVES FRACCION III

AGENCIA

ZACATECAS, ZACATECAS

VIGENCIA DEL TITULO

DEL 11 DE JULIO DEL 2003 AL 10 DE JULIO DEL 2053

El Ejecutivo Federal, por conducto de la Secretaría de Economía, con [illegible] artículos 27, párrafo sexto, de la Constitución Política de los Estados Unidos Mexicanos; 34, fracción XXIX, de la Ley Orgánica de la Administración Pública Federal; 7, fracción VI, 10, párrafo primero, 15 y 19 de la Ley Minera, y los correspondientes de su Reglamento, expide el presente TITULO DE CONCESION MINERA, sin perjuicio de tercero.

DATOS DE LA CONCESION MINERA

CLASE DE CONCESION:	**EXPLOTACION**
NUMERO DE TITULO:	**220321**
TITULOS ANTERIORES :	**201697 (NIEVES FRACCION III)**
TITULAR O TITULARES:	**MINERA AGUA TIERRA, S.A. DE C.V. (100 %)**
NOMBRE DEL LOTE:	**NIEVES FRACCION III**
SUPERFICIE:	**6.34 Has.**
MUNICIPIO Y ESTADO:	**GENERAL FRANCISCO R. MURGUIA, ZACATECAS**

LOCALIZACION DEL LOTE MINERO

PUNTO DE PARTIDA

La mojonera o señal reglamentaria se localiza en :

EL FALDEO SURESTE DE LA LOMA EL COYACHE. CORRESPONDE AL PUNTO DE CONTROL No. 8213. MISMO PP DEL LOTE NIEVES FRACCION III T-201697.

Distancia				Rumbo	Nombre o poblados o accidentes topográficos
A	1800	Mts.	Al	S	DE LA CARRETERA A NIEVES
A	2000	Mts.	Al	NW	DEL ANTIGUO MINERAL DE LA CONCORDIA

COORDENADAS U.T.M. : **2,653,342.683 mN** **697,378.144 mE**

Rbo Gra Min Seg Mts.

LIGAS TOPOGRAFICAS A LOTES MINEROS COLINDANTES:

Nombre del Lote o Vértice :	No. de Título/Expediente/Vértice	Rbo	Gra	Min	Seg	Mts.

PERIMETRO

Linea Auxiliar :	Rbo	Gra	Min	Seg	Mts.		Rbo	Gra	Min	Seg	Mts.
DEL PP AL PUNTO C	S	0°	0'	0"	530.447	DE C AL PUNTO 36	E	0°	0'	0"	2,283.376

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES :

LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.
36 - 37	NW	19°	30'	0"	200.000												
37 - 38	NE	70°	30'	0"	334.000												
38 - 39	SE	19°	30'	0"	100.000												
39 - 40	SW	70°	30'	0"	34.000												
40 - 41	SE	19°	30'	0"	100.000												
41 - 36	SW	70°	30'	0"	300.000												

LOS DATOS DE LAS COLINDANCIAS DEL LOTE QUE AMPARA ESTA CONCESION OBRAN EN EL EXPEDIENTE DEL PRESENTE TITULO.

EL PRESENTE TITULO SUSTITUYE Y CANCELA AL TITULO 201697.

Dado en la ciudad de México, Distrito Federal, el 10 de julio del 2003, con apego a lo dispuesto por el artículo 33, fracción VI, del Reglamento Interior de la Secretaría de Economía.

El Director General de Minas

Ing. Luis Raúl Escudero Chávez

Inscrito bajo el acta número 61, a fojas 31, del volumen 338 del Libro de CONCESIONES MINERAS del Registro Público de Minería, en la ciudad de México, Distrito Federal, el 11 de julio del 2003.

El Registrador Público de Minería

Lic. María Olga Gallardo Montoya

Sidigem 3.0

ID. 200108EXP01365

EXP. NUM. 8/1/01462 ORIGINAL

SECRETARIA DE ECONOMIA
COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS

TITULO
DE
CONCESION MINERA DE EXPLOTACION
NUMERO 219398

NOMBRE DEL LOTE

SANTA RITA

AGENCIA

EX-SOMBRERETE, ZACATECAS

VIGENCIA DEL TITULO

DEL 4 DE MARZO DEL 2003 AL 3 DE MARZO DEL 2053

El Ejecutivo Federal, por conducto de la Secretaría de Economía, con fundamento en los artículos 27, párrafo sexto, de la Constitución Política de los Estados Unidos Mexicanos; 34, fracción XXIX, de la Ley Orgánica de la Administración Pública Federal; 7, fracción VI, 10, párrafo primero, 15 y 19 de la Ley Minera, y los correspondientes de su Reglamento, expide el presente TITULO DE CONCESION MINERA, sin perjuicio de tercero.

DATOS DE LA CONCESION MINERA

CLASE DE CONCESION:	EXPLOTACION
NUMERO DE TITULO:	219398
TITULOS ANTERIORES :	203628 (SANTA RITA)
TITULAR O TITULARES:	MINERA AGUA TIERRA, S.A. DE C.V. (100 %)
NOMBRE DEL LOTE:	SANTA RITA
SUPERFICIE:	24 Has.
MUNICIPIO Y ESTADO:	GENERAL FRANCISCO R. MURGUIA, ZACATECAS

LOCALIZACION DEL LOTE MINERO

PUNTO DE PARTIDA

La mojonera o sañal reglamentaria se localiza en :

LA FALDA NORESTE DEL CERRO SANTA RITA. MISMO PP DEL LOTE SANTA RITA T-203628.

Distancia			Rumbo	Nombre o poblados o accidentes topográficos
A	15	Mts. Al	N	DEL ARROYO SANTA RITA
A	5500	Mts. Al	SW	DEL POBLADO SANTA RITA

COORDENADAS ORTOGONALES : 2,650,090.997 mN 699,175.116 mE

	Rbo	Gra	Min	Seg	Mts.
LIGA TOPOGRAFICA DEL PP AL PUNTO DE CONTROL No. 8213 :	NW	28°	55'	34"	3,715.000

LIGAS TOPOGRAFICAS A LOTES MINEROS COLINDANTES:

Nombre del Lote o Vértice :	No. de Título/Expediente/Vértice	Rbo	Gra	Min	Seg	Mts.

PERIMETRO

Linea Auxiliar :	Rbo	Gra	Min	Seg	Mts.	Rbo	Gra	Min	Seg	Mts.
DEL PP AL PUNTO 1	S	0°	0'	0"	143.482					

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES :

LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.
1 - 2	E	0°	0'	0"	161.707												
2 - 3	N	0°	0'	0"	300.000												
3 - 4	E	0°	0'	0"	200.000												
4 - 5	N	0°	0'	0"	200.000												
5 - 6	W	0°	0'	0"	300.000												
6 - 7	S	0°	0'	0"	200.000												
7 - 8	W	0°	0'	0"	500.000												
8 - 9	S	0°	0'	0"	300.000												
9 - 1	E	0°	0'	0"	438.293												

EL PRESENTE TITULO SUSTITUYE Y CANCELA AL TITULO 203628

LOS DATOS DE LAS COLINDANCIAS DEL LOTE QUE AMPARA ESTA CONCESION OBRAN EN EL EXPEDIENTE DEL PRESENTE TITULO

Dado en la ciudad de México, Distrito Federal, el 3 de marzo del 2003, con apego a lo dispuesto por el artículo 33, fracción VI, del Reglamento Interior de la Secretaría de Economía.

El Director General de Minas

Ing. Luis Raúl Escudero Chávez

Inscrito bajo el acta número 218, a fojas 109, del volumen 335 del Libro de CONCESIONES MINERAS del Registro Público de Minería, en la ciudad de México, Distrito Federal, el 4 de marzo del 2003.

El Registrador Público de Minería

Lic. María Olga Gallardo Montoya

Sidigem 3.0 ID. 200208EXP01462

EXP. NUM. 8/1/01631 | ORIGINAL

ESTADOS UNIDOS MEXICANOS

SECRETARIA DE ECONOMIA
COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS

TITULO
DE
CONCESION MINERA DE EXPLOTACION
NUMERO 223616

NOMBRE DEL LOTE

NIEVES FRACCION IV

AGENCIA

ZACATECAS, ZACATECAS

VIGENCIA DEL TITULO

DEL 21 DE ENERO DEL 2005 AL 20 DE ENERO DEL 2055

El Ejecutivo Federal, por conducto de la Secretaría de Economía, con fundamento en los artículos 27, párrafo sexto, de la Constitución Política de los Estados Unidos Mexicanos; 34, fracción XXIX, de la Ley Orgánica de la Administración Pública Federal; 7, fracción VI, 10, párrafo primero, 15 y 19 de la Ley Minera, y los correspondientes de su Reglamento, expide el presente TITULO DE CONCESION MINERA, sin perjuicio de tercero.

DATOS DE LA CONCESION MINERA

CLASE DE CONCESION:	EXPLOTACION
NUMERO DE TITULO:	223616
TITULOS ANTERIORES :	208580 (NIEVES FRACC. IV)
TITULAR O TITULARES:	MINERA AGUA TIERRA, S.A. DE C.V. (100 %)
NOMBRE DEL LOTE:	NIEVES FRACCION IV
SUPERFICIE:	3.7494 Has.
MUNICIPIO Y ESTADO:	GENERAL FRANCISCO R. MURGUIA, ZACATECAS

LOCALIZACION DEL LOTE MINERO

PUNTO DE PARTIDA

La mojonera o señal reglamentaria se localiza en :

EL FALDEO SURESTE DE LA LOMA DEL COYACHE. CORRESPONDE AL PUNTO DE CONTROL No. 8213 Y MISMO PP DEL LOTE NIEVES FRACC. IV T-208580.

Distancia			Rumbo	Nombre o poblados o accidentes topográficos
A	1800	Mts. Al	S	DE LA CARRETERA A NIEVES
A	2000	Mts. Al	NW	DEL ANTIGUO MINERAL DE LA CONCORDIA

COORDENADAS U.T.M. : **2,653,342.683 mN** **697,378.144 mE**

Rbo Gra Min Seg Mts.

LIGAS TOPOGRAFICAS A LOTES MINEROS COLINDANTES:

Nombre del Lote o Vértice :	No. de Titulo/Expediente/Vértice	Rbo	Gra	Min	Seg	Mts.

PERIMETRO

Linea Auxiliar :	Rbo	Gra	Min	Seg	Mts.	Rbo	Gra	Min	Seg	Mts.
DEL PP AL PUNTO 1	SE	47°	53'	8.48"	2,156.891					

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES :

LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.
1 - 2	S	0°	0'	0"	53.563												
2 - 3	E	0°	0'	0"	700.000												
3 - 4	N	0°	0'	0"	53.563												
4 - 1	W	0°	0'	0"	700.000												

EL PRESENTE TITULO SUSTITUYE Y CANCELA AL TITULO 208580.

LOS DATOS DE LAS COLINDANCIAS DEL LOTE QUE AMPARA ESTA CONCESION OBRAN EN EL EXPEDIENTE DEL PRESENTE TITULO

Dado en la ciudad de México, Distrito Federal, el 20 de enero del 2005, con apego a lo dispuesto por el artículo 33, fracción VI, del Reglamento Interior de la Secretaría de Economía.

El Director General de Minas

Lic. Federico Francisco Carlos Kunz Bolaños

Inscrito bajo el acta número 116, a fojas 58, del volumen 347 del Libro de CONCESIONES MINERAS del Registro Público de Minería, en la ciudad de México, Distrito Federal, el 21 de enero del 2005.

El Registrador Público de Minería

Lic. María Olga Gallardo Montoya

Sidigem 3.0

ID. 200408EXP01631

ORIGINAL

CRETARIA DE ENERGIA, MINAS E INDUSTRIA PARAESTATAL

DIRECCION GENERAL DE MINAS

TITULO

DE

CONCESION MINERA

DE EXPLOTACION

UMERO	AGENCIA	EXP. NUM.
191776	SOMBRERETE, ZAC.	321.1-9/773

CONCESIONARIO

FERNANDO TORRES LEYVA

AÑO DE

1991

TITULO NUM. 191776

EL C. SECRETARIO DE ENERGIA, MINAS E INDUSTRIA PARAESTATAL, EN REPRESENTACION DEL C. PRESIDENTE CONSTITUCIONAL DE LOS ESTADOS UNIDOS MEXICANOS, DE CONFORMIDAD CON LO QUE ESTABLECE LA LEY REGLAMENTARIA DEL ARTICULO 27 CONSTITUCIONAL EN MATERIA MINERA, SIN PERJUICIO DE TERCERO QUE MEJOR DERECHO TENGA Y SEGUN EL PLANO ADJUNTO, EXPIDE, SUJETO A LOS DERECHOS Y OBLIGACIONES QUE SEÑALAN LA EXPRESADA LEY Y SU REGLAMENTO, EL PRESENTE TITULO DE CONCESION MINERA DE EXPLOTACION, DE ACUERDO CON LOS DATOS QUE SE EXPRESAN EN SEGUIDA.

CONCESIONARIO .... FERNANDO TORRES LEYVA

CLASE DE CONCESION .... EXPLOTACION (SUSTITUYE AL T-175992)

NOMBRE DEL LOTE .... "DOLORES"

SUSTANCIAS POR EXPLOTAR .... ORO, PLATA, PLOMO, COBRE, ZINC Y ANTIMONIO

SUPERFICIE .... 61.0047 HAS.

ESTADO, MUNICIPIO Y UBICACION .... ZACATECAS, GRAL. FCO. MURGUIA. AL SUR D
LA CARRETERA RIO GRANDE, ZAC.-NIEVES, Z
COORD. GEOG. LAT. N. 23o58' LONG. W.G.
103o02'30"- - - - - - - - - - - - - - -

DE CONFORMIDAD CON LOS ARTICULOS 34 PARRAFO CUARTO Y 51 FRACCION II DE LA LEY REGLAMENTARIA DEL ARTICULO 27 CONSTITUCIONAL EN MATERIA MINERA, EL CONCESIONARIO TIENE LA OBLIGACION DE REALIZAR EL SIGUIENTE PROGRAMA DE EXPLOTACION DENTRO DE LOS PLAZOS Y CONDICIONES QUE SE SEÑALAN:

LADOS	RUMBOS	LONGITUDES	COLINDANCIAS
30-31	SUR	129.74 M	TERRENO LIBRE
31-1	OESTE	600.00 M	NUEVA ELVITA E-8456

LIGAS DE P.P. SOL. A:

P.P. ELVITA E-8040	SE 14o17'	Y	17.70 M
P.P. SAN NICOLAS T-142882	NW 20o45'	Y	287.48 M

VISUALES DE P.P. SOL. A:

PUERTO COLORADO	NE 21o56'
CERRO DEL CRISTO	SE 68o39'
CERRO DE SAN PEDRO	NW 26o26'

- -

DE CONFORMIDAD CON LO DISPUESTO POR LOS ARTICULOS 81 Y 82, DEL REGLAMENTO DE LA LEY MINERA VIGENTE, EL CONCESIONARIO ESTARA OBLIGADO A REALIZAR UN -- PROGRAMA DE TRABAJOS POR UN MONTO MINIMO ANUAL DE:

1o- AÑO	$	8'127,500.00
2o- AÑO	$	8'127,500.00
3o- AÑO	$	8'127,500.00
4o- AÑO	$	8'127,500.00
INVERSION TOTAL	$	32'510,000.00

ee/

LOCALIZACION

PUNTO DE PARTIDA .... MISMO DEL LOTE DOLORES T-175992. MOJONERA DE 0.60 X 0.60 M DE SECCION Y 1.00 M DE - ALTURA, LOCALIZADA SOBRE LA PARTE NORTE - DEL TERRENO DEL TIRO DOLORES, AL SUR DE - SAN GREGORIO.

MOJONERAS DE LOCALIZACION .... CONSTRUIDA ESPECIALMENTE

RELACION DE LA MOJONERA DE LOCALIZACION AL PUNTO DE PARTIDA .... NE 83o40' Y 39.00 M

RELACION DEL PUNTO DE PARTIDA AL PUNTO 1
DEL PERIMETRO .... SUR Y 250.00 M

LADOS	RUMBOS	LONGITUDES	COLINDANCIAS
1-2	OESTE	39.55 M	NUEVA ELVITA E-8456
2-3	NW 8o10'	39.21 M	" " "
3-4	SW 81o50'	78.45 M	" " "
4-5	NW 8o10'	100.00 M	" " "
5-6	SW 81o50'	400.00 M	" " "
6-7	NW 8o10'	68.40 M	" " "
7-8	OESTE	22.34 M	" " "
8-9	NW 8o10'	303.08 M	NAZARET T-170774
9-10	ESTE	22.34 M	BELEN E-8455
10-11	NW 8o10'	28.53 M	" "
11-12	NE 81o50'	341.69 M	" "
12-13	SUR	146.79 M	SAN NICOLAS T-142882
13-14	ESTE	300.00 M	" " "
14-15	NORTE	300.00 M	" " "
15-16	OESTE	162.06 M	" " "
16-17	NW 8o10'	67.94 M	BELEN E-8455
17-18	NE 81o50'	21.93 M	" "
18-19	NORTE	0.10 M	" "
19-20	NE 82o00'	32.73 M	ELVITA E-8040
20-21	NE 81o50'	345.32 M	" "
21-22	NW 8o10'	8.46 M	" "
22-23	ESTE	104.01 M	SAN JOSE DE LAS NIEVES T-152365
23-24	SW 70o30'	31.78 M	RAFAEL E-7891
24-25	SE 19o30'	200.00 M	" "
25-26	NE 70o30'	199.10 M	" "
26-27	SUR	436.60 M	SAN JOSE DE LAS NIEVES T-152365
27-28	SW 82o00'	265.85 M	ELVITA E-8040
28-29	SE 8o10'	100.00 M	" "
29-30	NE 82o00'	251.50 M	" "

OBLIGACIONES Y DERECHOS

El beneficiario de esta concesión gozará de los derechos que establecen la Ley Minera vigente y su Reglamento y estará sujeto a las obligaciones consignadas en los mismos ordenamientos y a las que se establezcan en el presente título.

CAUSAS DE CADUCIDAD Y DE CANCELACION

Son causas de caducidad de las concesiones mineras de explotación:

I. Faltar al pago de los gravámenes fiscales sobre las concesiones mineras;

II. Dejar de ejecutar las obras o trabajos de explotación a que se refiere el artículo 51, fracción II, en los plazos y condiciones que fijan la Ley Minera, su Reglamento y el título respectivo;

III. No comprobar la ejecución de las obras o trabajos a que se refiere el artículo 51, fracción III, en los plazos que fijan la Ley Minera, su Reglamento y el título respectivo;

IV. No ajustarse a los programas de explotación o beneficio que apruebe la Secretaría, en los términos del artículo 35 de la Ley;

V. Alterar la estructura de capital de la sociedad beneficiaria, de modo que el suscrito por mexicanos sea menor de la proporción que establecen los artículos 12 y 13 de la Ley;

VI. Que el concesionario, después de haber obtenido la concesión, haya cambiado su nacionalidad;

VII. No comprobar a satisfacción de la Secretaría, dentro del plazo que la misma señale, la existencia, en el lote amparado por esta concesión, de ninguna de las sustancias consignadas en este título, en depósitos minerales susceptibles de producirlas económicamente en los términos y condiciones en que fue expedido;

VIII. Que el concesionario, por causas imputables a él, no haya ejecutado obras o trabajos de explotación en el lote concesionado, durante los periodos que señalen la Ley Minera y este título, y

IX. Transmitir la concesión, sin la autorización previa y expresa de la Secretaría, en los términos de la Ley Minera y su Reglamento.

Son causas de nulidad de las concesiones mineras de explotación:

I. Que el título de concesión minera abarque totalmente terreno no libre en los términos del artículo 18 de la Ley, y

II. Que al obtener la concesión una persona física extranjera se haya hecho pasar por mexicano.

SUSTANCIAS CUYA EXPLOTACION SE AUTORIZA

Este título, salvo lo establecido en la Ley Minera y su Reglamento, sólo autoriza la extracción y aprovechamiento de las sustancias expresamente consignadas en él.

Queda expresamente establecido que en ningún caso podrán explotarse al amparo de este título, sustancias que se rijan por sus respectivas reglamentaciones, como las rocas, gravas y arenas usadas para la construcción, la caliza, el mármol, el ónix, etc. ni sustancias que estén incorporadas a Reservas Mineras Nacionales

VIGENCIA

Esta concesión termina el 18 DIC. 2018

ORIGINAL

ESTADOS UNIDOS MEXICANOS

SECRETARIA DE PATRIMONIO Y FOMENTO INDUSTRIAL

DIRECCION GENERAL DE MINAS

TITULO

DE

CONCESION MINERA

DE EXPLORACION

NUMERO	AGENCIA	EXP. NUM.
170774.	SOMBRERETE, ZAC.	8192

CONCESIONARIO

FERNANDO TORRES LEYVA.

AÑO DE

1982

SECRETARIA DE PATRIMONIO Y FOMENTO INDUSTRIAL

★ DIC. 29 1982 ★

AGENCIA DE MINERIA EN:
SOMBRERETE, ZAC.

TITULO NUM. 170774

EL C. SECRETARIO DE PATRIMONIO Y FOMENTO INDUSTRIAL, EN REPRESENTACION DEL C. PRESIDENTE CONSTITUCIONAL DE LOS ESTADOS UNIDOS MEXICANOS, DE CONFORMIDAD CON LO QUE ESTABLECE LA LEY REGLAMENTARIA DEL ARTICULO 27 CONSTITUCIONAL EN MATERIA MINERA, SIN PERJUICIO DE TERCERO QUE MEJOR DERECHO TENGA, EXPIDE, SUJETO A LOS DERECHOS Y OBLIGACIONES QUE SEÑALAN LA EXPRESADA LEY Y SU REGLAMENTO, EL PRESENTE TITULO DE CONCESION MINERA DE EXPLORACION DE ACUERDO CON LOS DATOS QUE SE EXPRESAN EN SEGUIDA:

CONCESIONARIO	FERNANDO TORRES LEYVA.
CLASE DE CONCESION	EXPLORACION
NOMBRE DEL LOTE	"NAZARET "
SUSTANCIAS POR EXPLORAR	ORO, PLATA, PLOMO, ZINC, ANTIMONIO, CADMIO Y TUNGSTENO.
LA SUPERFICIE AMPARADA POR ESTE TITULO SERA LA QUE RESULTE DESPUES DE RESPETAR EL TERRENO NO LIBRE EN EL MOMENTO DE PRESENTACION DE LA SOLICITUD RESPECTIVA Y NUNCA MAYOR DE	7.1302 Hs.
ESTADO, MUNICIPIO Y UBICACION	Estado de Zacatecas, Municipio de Gral. Francisco Murguia. Sobre la cima de la Loma del Rosario y del Mineral de Concordia, en terrenos propiedad del Sr. Fernando Aguilera. Coord. Geog. Lat. N.23o58' - Long. W.G. 103o03'.

OBLIGACIONES Y DERECHOS

El beneficiario de esta concesión gozará de los derechos que establecen la Ley Minera vigente y su Reglamento y estará sujeto a las obligaciones consignadas en los mismos ordenamientos y a los que se establezcan en el presente título.

CAUSAS DE CADUCIDAD Y DE CANCELACION

Son causas de caducidad de las concesiones mineros de exploración:

I. Faltar al pago de los gravámenes fiscales sobre las concesiones mineras;

II. Dejar de ejecutar los trabajos y las inversiones a que se refiere el artículo 50, fracción II, dentro de los plazos y condiciones fijados en el título respectivo;

III. No comprobar la ejecución de los trabajos y las inversiones a que se refiere el artículo 50, fracción III, en los plazos y condiciones fijados en el título respectivo;

IV. Alterar la estructura de capital de la sociedad beneficiaria de modo que el suscrito por mexicanos sea menor de la proporción que establecen los artículos 12 y 13 de la Ley;

V. Que el concesionario después de haber obtenido la concesión haya cambiado su nacionalidad, y

VI. Transmitir la concesión sin la autorización previa y expresa de la Secretaría, en los términos de la Ley Minera y su Reglamento.

Son causas de nulidad de las concesiones mineras de exploración:

I. Que el título de concesión minera abarque totalmente terreno no libre en los términos del artículo 18 de la Ley, y

II. Que al obtener la concesión una persona física extranjera se haya hecho pasar por mexicana.

SUSTANCIAS CUYA EXPLORACION SE AUTORIZA

Este título ampara el terreno que limita el perímetro del lote concesionado, después de respetar el terreno no libre en el momento de presentación de la solicitud, que quede dentro de dicho perímetro y sólo autoriza la exploración de las sustancias expresamente consignadas en él, pudiendo su beneficiario disponer de ellas, siempre que las obtenga en dicha exploración.

Queda expresamente estipulado que en ningún caso podrán explorarse al amparo de este título sustancias que se rijan por sus respectivas reglamentaciones, como las rocas, gravas y arenas usadas para la construcción, la caliza, el mármol, el ónix, etc. ni sustancias que esten incorporadas a Reservas Mineras Nacionales

VIGENCIA

Esta concesión termina el 23 JUN. 1985

EXPEDIDO EN MEXICO, D.F., A ______ DE 24 JUN. 1982 DE ______

P.O. DEL C. SECRETARIO
EL SUBSECRETARIO DE MINAS Y ENERGIA

ING. FERNANDO HIRIART BALDERRAMA

TOMADA RAZON A FOJAS 188 DEL LIBRO RESPECTIVO.

MEXICO, D.F., A ______ DE 24 JUN. 1982 DE ______

EL DIRECTOR GENERAL DE MINAS

ING. Y LIC. J. JESUS CORRALES GONZALEZ

REGISTRADO BAJO EL NUM. 94 A FOJAS 24 DEL VOLUMEN 228 DEL LIBRO GENERAL DE ASIGNACIONES DEL REGISTRO PUBLICO DE MINERIA.

MEXICO, D.F., A 24 DE junio DE 1982.

EL REGISTRADOR

LIC. SERGIO GERARDO LOPEZ RIVERA.

Secretaría de Patrimonio y Fomento Industrial
Dirección General de Minas
Reg. Público de Minería
México, D.F.

eip.

DE CONFORMIDAD CON LOS ARTICULOS 33 PARRAFO QUINTO Y 50 FRACCION II DE LA LEY REGLAMENTARIA DEL ARTICULO 27 CONSTITUCIONAL EN MATERIA MINERA. EL CONCESIONARIO TIENE LA OBLIGACION DE REALIZAR EN EL AREA AMPARADA POR SU CONCESION EL SIGUIENTE PROGRAMA DE EXPLORACION. DENTRO DE LOS PLAZOS Y CONDICIONES QUE SE SEÑALAN:

El plazo para realizar el programa es de 3 años con una inversión de $ 17,000.00

1.- Se continuará el cuele del tiro denominado el Nazareno, con 5.00 m. más de profundidad y 1.50 x 2.00 m. de sección, con el fin de explorar la veta.
Su costo será de: .... $ 17,000.00

INVERSION TOTAL.... $ 17,000.00

ASS-lji

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

APPENDIX 4

Joint Venture and Option Agreements

Caracle Creek International Consulting Inc. QTA-NS November 15th, 2006

CONVENIO DE MODIFICACIÓN A LOS CONTRATOS DE EXPLORACIÓN Y EXPLOTACIÓN MINERA Y DE PROMESA DE CESIÓN DE DERECHOS, EN LO SUCESIVO DENOMINADOS COMO "LOS CONTRATOS", CELEBRADOS, POR UNA PARTE, EL SR. ABELARDO GARZA HERNÁNDEZ, POR SU PROPIO DERECHO, EN LO SUCESIVO DENOMINADO COMO "EL CONCESIONARIO" Y, POR OTRA PARTE, MINERA KENNECOTT, S. A. DE C. V., REPRESENTADA EN ESE ACTO POR LA SRA. LETICIA BUSTAMANTE MONTAÑO, EN LO SUCESIVO DENOMINADA COMO "KENNECOTT", CUYOS DERECHOS Y OBLIGACIONES DERIVADOS DE DICHOS CONTRATOS FUERON CEDIDOS A MINERA AGUA TIERRA, S. A. DE C. V., REPRESENTADA EN ESE ACTO, AL IGUAL QUE EN EL PRESENTE ACTO, POR LA LIC. YVONNE ÁVALOS CÁZARES, EN LO SUCESIVO COMO "AGUA TIERRA", AL TENOR DE LAS SIGUIENTES:

DECLARACIONES:

Declaran **EL CONCESIONARIO** y el representante de **AGUA TIERRA** que:

I. A menos de que se especifique de otra forma, los términos en mayúscula utilizados como abreviaturas en este documento, tendrán los mismos significados establecidos en **LOS CONTRATOS**.

II. Con fecha 26 de Enero de 1995, **EL CONCESIONARIO** y **KENNECOTT**, celebraron **LOS CONTRATOS**, con respecto de **LOS DERECHOS**, cuyos datos de identificación se describen en dichos Contratos, ratificados ante el Lic. Guillermo Robles Martín del Campo, Notario Público Número 12 de la Ciudad de Guadalajara, Jalisco, e inscritos bajo el número 297, a fojas 156 frente y vuelta del volumen 2, del Libro de Actos, Contratos y Convenios Mineros del **REGISTRO**, el día 9 de Octubre de 1995.

Declara **EL CONCESIONARIO** que:

III. Su personalidad es la misma que se menciona en las **DECLARACIONES** establecidas en **LOS CONTRATOS**, teniéndose por reproducidas en forma literal en este Convenio, para todos los efectos legales que en derecho les correspondan.

Declara la representante de **AGUA TIERRA** que:

IV. Su representada es una sociedad minera, mexicana, constituída conforme a las Leyes de los Estados Unidos Mexicanos, registrada bajo el Número 145, a fojas 160 frente y vuelta, del volumen XXXV, del Libro de Sociedades Mineras del **REGISTRO** el 5 de Noviembre de 1999, con Registro Federal de Causantes MAT-981118-MV5 y que, de acuerdo con su objeto social, está capacitada para dedicarse a la exploración y explotación de sustancias concesibles, ser titular de concesiones mineras, así como

FEB 15 2000 11:28 2 02 82 22 PAGE.03

ENVIO: 2 02 82 22 : 2-16- 0 ; 13:20 :SANCHEZ-MEJORADA V&V- 604 688 4670;# 4/ 9

para celebrar contratos y convenios que tengan por objeto adquirir derechos derivados de dichas concesiones y, por lo tanto, capacitada para celebrar este Convenio de Modificación a **LOS CONTRATOS**.

V. Tiene facultades suficientes para actuar en nombre y representación de **AGUA TIERRA**, obligándola en los términos de este Contrato, facultades que a la fecha de la firma de este documento no le han sido revocadas o modificadas en forma alguna, como consta en la Escritura Pública número 21,455 del volumen 463, de fecha 18 de Noviembre de 1998, otorgada ante el Licenciado José María Morera González, Notario Público número 102 del Distrito Federal.

VI. Con fechas 8 y 19 de Noviembre de 1999, **KENNECOTT**, representada por el Sr. Dave F. Simpson, y **AGUA TIERRA**, representada por la Lic. Yvonne Ávalos Cázares, celebraron Contrato de Cesión de Derechos y Obligaciones, en lo sucesivo **EL CONTRATO**, ratificado ante el Lic. Guillermo Robles Martín del Campo, Notario Público Número 12 de la Ciudad de Guadalajara, Jalisco, y ante el Licenciado José María Morera González, Notario Público número 102 del Distrito Federal, respectivamente, con solicitud de inscripción en el **REGISTRO** con folio de entrada número 610/35287, de fecha 1º de Diciembre de 1999, mediante el cual **KENNECOTT** cedió a **AGUA TIERRA** los derechos y obligaciones que le correspondían en virtud de **LOS CONTRATOS** y, por lo tanto, las referencias hechas en los mismos y en el presente instrumento a **KENNECOTT**, serán referencias hechas a **AGUA TIERRA**.

Dadas las Declaraciones anteriores, **EL CONCESIONARIO** y **AGUA TIERRA**, de común acuerdo, convienen en modificar, única y exclusivamente los términos de las cláusulas de **LOS CONTRATOS** que a continuación se mencionan, en el entendido de que las demás cláusulas no modificadas, establecidas en los mismos, continuarán en vigor en todas y cada una de sus partes, aplicándose en lo conducente lo dispuesto en este Convenio:

CONTRATO DE EXPLORACIÓN

PRIMERA.-

1. El derecho exclusivo de explorar **LOS LOTES** se iniciará a partir de la fecha de ratificación ante Notario Público de este documento por ambas partes y seguirá en vigor hasta el día 26 de Enero de 2003, mismo plazo que será forzoso para **EL CONCESIONARIO** y voluntario para **KENNECOTT**, por lo que esta última podrá darlo por terminado, en cualquier momento, mediante una notificación por escrito dirigida a **EL CONCESIONARIO**, sin responsabilidad adicional alguna, excepto por aquellos derechos sobre minería y demás obligaciones que le correspondan en virtud de este instrumento, en forma proporcional a la fecha en que éste se de por terminado.

2

FEB 16 2000 11:29 2 02 82 22 PAGE.04

ENVIO: 2 02 82 22 : 2-16- 0 : 13:20 :SANCHEZ-MEJORADA V&V→ 604 688 4670:# 5/ 9

PROMESA DE CESIÓN DE DERECHOS

SEGUNDA.-

1. El plazo dentro del cual **KENNECOTT**, conforme a disposiciones aplicables, podrá ejercitar, en cualquier momento, el derecho a que **EL CONCESIONARIO** le ceda **LOS DERECHOS**, vence el día 26 de Enero de 2003, quedando establecido que este derecho de **KENNECOTT** expirará a la terminación del Contrato de Exploración contenido en este instrumento.

5. Por el otorgamiento de los derechos objeto de estos Contratos, **KENNECOTT** pagará a **EL CONCESIONARIO**, las cantidades que adelante se indican y dentro de los plazos que se expresan, sujeto a lo señalado en los incisos **H)** e **I)** de este punto:

E) A más tardar el 15 de Febrero de 2000, la cantidad total de $30,000.00 (Treinta mil) Dólares Moneda de los Estados Unidos de América, o su equivalente en Moneda Nacional al tipo de cambio vigente en el momento de efectuar el pago, más el **IVA** correspondiente a dicha cantidad, como pago para que el derecho a adquirir **LOS DERECHOS** se extienda hasta el 26 de Enero de 2001.

F) A más tardar el 26 de Enero de 2001, la cantidad total de $40,000.00 (Cuarenta mil) Dólares Moneda de los Estados Unidos de América, o su equivalente en Moneda Nacional al tipo de cambio vigente en el momento de efectuar el pago, más el **IVA** correspondiente a dicha cantidad, como pago para que el derecho a adquirir **LOS DERECHOS** se extienda hasta el 28 de Enero de 2002.

G) A más tardar el 28 de Enero de 2002, la cantidad total de $50,000.00 (Cincuenta mil) Dólares Moneda de los Estados Unidos de América, o su equivalente en Moneda Nacional al tipo de cambio vigente en el momento de efectuar el pago, más el **IVA** correspondiente a dicha cantidad, como pago para que el derecho a adquirir **LOS DERECHOS** se extienda hasta el 27 de Enero de 2003.

H) De ejercitarse la opción por parte de **KENNECOTT** para adquirir **LOS DERECHOS** a más tardar el 27 de Enero de 2003, **KENNECOTT**, comenzará a pagar a **EL CONCESIONARIO, SIEMPRE Y CUANDO KENNECOTT, SUS CAUSAHABIENTES O CESIONARIOS, O LA PERSONA FÍSICA O MORAL QUE ESTA DESIGNE, A SU TOTAL DISCRECIÓN, LLEVE A CABO TRABAJOS DE EXPLOTACIÓN EN LOS LOTES**, regalías equivalentes al 3 % (Tres porciento) sobre las **LIQUIDACIONES NETAS DE FUNDICIÓN (NSR)**, por las ventas de

3

FEB 16 2000 11:29 2 02 82 22 PAGE.05

ENVIO: 2 02 82 22 ; 2-16- 0 ; 13:21 ;SANCHEZ-MEJORADA V&V→ 604 688 4670;# 6/ 9

minerales provenientes de las Concesiones Mineras que llegase a explotar **KENNECOTT** dentro del área descrita como **ÁREA INTERIOR**, y al 1 % (Uno porciento) sobre las **LIQUIDACIONES NETAS DE FUNDICIÓN (NSR)**, por las ventas de minerales provenientes de las Concesiones Mineras que llegase a explotar **KENNECOTT** dentro del área descrita como **ÁREA EXTERIOR**. Sin incluir subsidio alguno o devoluciones de impuestos que el Gobierno Federal pudiese otorgar a **KENNECOTT** por cualquier motivo, de acuerdo con lo estipulado en el **ANEXO 6** que se acompaña a este documento, formando parte integrante del mismo, en el entendido de que **KENNECOTT**, aún y que no se llevasen a cabo trabajos de explotación en **LOS LOTES**, entregará anualmente a **EL CONCESIONARIO**, a partir de la fecha en que se celebre la Cesión de **LOS DERECHOS** correspondiente, un anticipo mínimo a cuenta de regalías de $50,000.00 (Cincuenta mil) Dólares Moneda de los Estados Unidos de América, o su equivalente en Moneda Nacional al tipo de cambio vigente en el momento de efectuar el pago, más el **IVA** correspondiente a dicha cantidad. En el entendido de que desde ahora, las partes están de acuerdo en que **KENNECOTT** tendrá, en todo momento, la opción de adquirir el derecho de **EL CONCESIONARIO** a recibir las regalías aquí descritas, a cambio de un sólo pago por la cantidad de $2'000,000.00 (Dos millones) de Dólares de los **EUA**.

Los pagos a que este inciso se refiere, serán entregados por **KENNECOTT** a **EL CONCESIONARIO** como contraprestación por la Cesión de **LOS DERECHOS**.

I) De ejercitarse la opción a adquirir, que aquí se confiere, antes del 27 de Enero de 2003 y sin que se hubiesen cumplido alguna o algunas de las fechas señaladas en los incisos anteriores, **KENNECOTT** pagará a **EL CONCESIONARIO** las cantidades a que se refieren los incisos **E)**, **F)**, **G)** y **H)** anteriores, que no se hubiesen cubierto, respecto de las fechas señaladas que no se hubiesen cumplido.

Las partes están de acuerdo en que los tipos de cambio de dólares a Moneda Nacional a los que se refieren los incisos anteriores serán calculados en base al **TIPO DE CAMBIO PARA SOLVENTAR OBLIGACIONES DENOMINADAS EN MONEDA EXTRANJERA PAGADERAS EN LA REPÚBLICA MEXICANA**, publicadas por el **BANCO DE MÉXICO** en el **DIARIO OFICIAL DE LA FEDERACIÓN**, correspondiente al día hábil anterior a la fecha en la que se efectúe cualquier pago.

6. De ejercitarse la opción de adquirir **LOS DERECHOS**, **EL CONCESIONARIO**

4

FEB 16 2000 11:29 2 02 82 22 PAGE.06

ENVIO: 2 02 82 22 ; 2-16- 0 ; 13:21 ;SANCHEZ-MEJORADA V&V- 604 688 4670;# 7/ 9

recibirá, además de los pagos pactados en el inciso **H)** del punto anterior, el saldo pendiente de las cantidades citadas como pagos mencionadas en los incisos **E)**, **F)** y **G)** del punto anterior, respecto de las fechas que no se hubiesen cumplido, y en tal supuesto dicho saldo se pagará a **EL CONCESIONARIO** a la celebración del Contrato definitivo de Cesión de **LOS DERECHOS**.

7. **KENNECOTT**, desde ahora, siempre y cuando ésta lo hubiese previamente autorizado, también se compromete a reembolsar los gastos que **EL CONCESIONARIO** llegase a efectuar con motivo de la adquisición de otros derechos derivados de títulos de Concesiones Mineras con respecto a lotes ubicados dentro de las áreas descritas aquí como **ÁREA INTERIOR** y **ÁREA EXTERIOR**.

8. Queda expresamente convenido que **KENNECOTT** tendrá el derecho a dar por terminado este Contrato de Promesa, en cualquier tiempo, mediante una notificación por escrito dirigida a **EL CONCESIONARIO**, sin obligación de efectuar pago adicional alguno a **EL CONCESIONARIO**, quedando liberada del pago de las cantidades a que se refieren los incisos **E)** al **H)** del punto **5.** anterior, respecto a las fechas ahí señaladas que no se hubiesen cumplido. Sin embargo, **KENNECOTT** quedará obligada a cumplir con los trabajos de exploración y pagos de derechos sobre minería que se hubiese comprometido a cumplir durante la vigencia de estos Contratos, aún cuando el término para cumplir con dichas obligaciones llegase a ser posterior a la fecha de terminación de los mismos, en forma proporcional a dicha fecha.

Asimismo, queda expresamente entendido que las cantidades que **EL CONCESIONARIO** hubiese recibido por parte de **KENNECOTT**, hasta la fecha en que se le avise que no se ejercitará el derecho a adquirir, quedarán en su beneficio.

Este documento es hecho en cinco ejemplares, uno para cada una de las partes, otro para **KENNECOTT**, y los dos restantes para fines notariales y, una vez leído, lo firman y ratifican en todos sus términos, para debida constancia, **EL CONCESIONARIO** el 11 de Febrero de 2000, en la Ciudad de H. del Parral, Chihuahua y, **AGUA TIERRA** el 17 de Febrero de 2000, en la Ciudad de México, D. F.

EL CONCESIONARIO

Sr. Abelardo Garza Hernández

MINERA AGUA TIERRA, S. A. DE C. V.

Lic. Yvonne Ávalos Cázares
Representante

5

FEB 16 2000 11:30 2 02 82 22 PAGE.07

QUATERRA RESOURCES INC.
1550 – 1185 West Georgia Street
Vancouver, B.C.
V6E 4E6

AGREEMENT

April 10, 2003

Blackberry Ventures I, LLC
500 Fifth Avenue, Suite 5710
New York, New York 10110

Attention: Wade Black, Manager

Dear Sirs:

Re: Option to Acquire a 50% Interest in Nieves Project, Zacatecas, Mexico or a 50% Interest in the Duke Island Project, Alaska

We understand that you are the Managing Member of Blackberry Ventures I, LLC ("you" or the "Optionee") which has been formed for the purpose of entering into this Agreement to earn a 50% interest in:

a. the Nieves silver property located in Zacatecas State, Mexico ("Nieves"), more particularly described in Schedule "A" which is attached hereto and which forms a material part hereof, and which is held by Minera Agua Tierra, S.A. de C.V ("Minera").or

b. the Duke Island property located in Alaska, USA ("Duke Island"), more particularly described in Schedule "B" which is attached hereto and which forms a material part hereof, and which is held by Quaterra Alaska, Inc. ("Quaterra Alaska").

Each of Minera and Quaterra Alaska are wholly owned subsidiaries of Quaterra Resources Inc. ("Quaterra").

We acknowledge that any interest in a mineral property may be required to be held by you in a corporation or other entity incorporated or formed under the laws of the jurisdiction of the mineral property, and we agree that this Agreement may be assigned to any such subsidiaries provided they are beneficially held 100% by you or your assignee.

Subject to the terms and conditions hereof and based upon the representations, warranties and covenants contained herein, Quaterra hereby agrees to give and grant to the Optionee, and the Optionee agrees to accept, the sole and exclusive right and option to acquire an undivided 50% legal and beneficial interest in and to the mineral interests comprising the Nieves or Duke Island properties (the "Option") on the following terms:

- 2 -

1. The Optionee will advance an initial payment (an "Advance") of US$750,000 to Quaterra. These funds will be expended on an exploration program on the Nieves property as generally set out in Schedule "C", subject to section 6.

2. Upon completion of the expenditure set out in section 1, Quaterra will notify the Optionee and will make all data on the Nieves property available to the Optionee for a period of 30 days after the date of the notice. At the end of the 30 day period (the "First Closing Date"), the Optionee shall elect whether to continue to fund exploration on the Nieves property, or to fund exploration on the Duke Island property, or to discontinue exploration and terminate this Agreement.

3. If the Optionee elects in section 2 to continue to fund exploration expenditures on the Nieves project, the Optionee will within 60 days make a second Advance of US$750,000 to Quaterra (the sixtieth day or the day the advance is made being the "Second Closing Date") which will be expended on an exploration program on the Nieves property as recommended by Quaterra, subject to section 6. Upon completion of the expenditures set out in this section, the Optionee will have exercised the Option and earned a 50% undivided interest in the Nieves property.

4. If the Optionee elects in section 2 to fund exploration expenditures on the Duke Island project, the Optionee will within 60 days make an Advance of US$750,000 to Quaterra (the sixtieth day or the date on which the advance is made being the "Third Closing Date") which will be expended on an exploration program on the Duke Island property as recommended by Quaterra, subject to section 6. Upon completion of the expenditures set out in this section, the Optionee will have exercised the Option and earned a 50% undivided interest in the Duke Island property and will have earned no interest in the Nieves property.

5. If the Optionee elects in section 2 to discontinue exploration and terminate this Agreement, the Optionee shall have earned no interest in the Nieves property or the Duke Island property and this Agreement and the Option shall terminate.

6. Quaterra shall be the operator of all exploration on the Properties, and all decisions on exploration and budgets shall be made jointly by Quaterra and the Optionee. In the case of a disagreement between Quaterra and the Optionee with respect to the program of exploration expenditures, the Optionee shall have the final determination of the nature of expenditures, but shall not be entitled to reduce the amount of expenditures or be re-paid all or a portion of an Advance once an Advance has been made to Quaterra.

7. Quaterra shall be entitled to a fee of 10% of all expenditures made on the Properties and which amount shall be included in the calculation of the amounts Advanced or to be Advanced by the Optionee in sections 1, 3 and 4 of this Agreement.

8. Immediately upon the Optionee exercising the Option in accordance with section 3 or 4 and thereby acquiring an undivided 50% interest in and to the Nieves property or the Duke Island property, Quaterra and the Optionee shall enter into a single purpose joint venture for the

- 3 -

purpose of proceeding with the continued exploration on that property (the "Joint Venture Property") and, if warranted, development of the Joint Venture Property on a joint venture basis and Quaterra and the Optionee shall at the time negotiate in good faith and execute an agreement (the "Joint Venture Agreement") substantially on terms which are standard in the industry with such changes as are set out in this Agreement.

9. The Joint Venture Agreement will reflect Quaterra's and the Optionee's initial joint venture interests as each being equal to their respective beneficial interests in the Joint Venture Property at the time and will provide, among other things, for establishment of a management committee, pro-rata funding of the costs and expenses associated with the further exploration and development of the Joint Venture Property and for the dilution of a party's joint venture interest upon failure of that party to pay its share of such costs and expenses. The initial expenditures of each of Quaterra and the Optionee shall be deemed to be US$1,500,000.

10. At any time within 720 days after the Optionee exercises the Option pursuant to section 3 or 4, the Optionee may notify Quaterra that it wishes to convert its undivided equity interest in either the Duke Island property or the Nieves property into common shares of Quaterra Resources Inc. If the Optionee makes this election, the total number of common shares issued to the Optionee will be US$1,500,000 divided by a deemed price per share (the "Deemed Price") equal to the 10 day average trading price of Quaterra immediately preceding the time of the election less any discount permitted by the TSX Venture Exchange (currently 25% for companies trading $0.50 and below, 20% for companies trading $0.51 to $2.00, and 15% for companies trading above $2.00, with a minimum of $0.10). Any conversion will be subject to the approval of the TSX Venture Exchange, and will be the subject of a regulatory filing. In the event that Quaterra's securities are no longer quoted on the TSX Venture Exchange the Deemed Price shall be equal to the fair market value per share as of a particular date shall be determined as follows: (i) if traded on another securities exchange the value shall be deemed to be 10 day average trading price; (ii) if traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over a thirty (30) day period; and (iii) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of Quaterra.

11. The Optionee shall have a right of first offer on non-brokered equity financings undertaken by Quaterra Resources Inc. for a period of one year. To the extent that the right of first offer is not taken up in full by the Optionee, it will be proportionately reduced for subsequent financings.

12. This Agreement is entered into on the basis of representations, warranties and covenants made by Quaterra as follows:

(a) Quaterra, Minera and Quaterra Alaska are qualified to do business in those jurisdictions where it is necessary to fulfill Quaterra's obligations under this Agreement, are in good standing and they have the full power and authority to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

- 4 -

(b) Quaterra beneficially owns 100% of each of Minera and Quaterra Alaska and no other person, firm or corporation has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming an agreement, for the purchase or in any way acquire any interest in and to either Minera or Quaterra Alaska;

(c) Quaterra's ownership interests in Minera and Quaterra Alaska are free and clear of all liens, charges, claims of others and any other encumbrance of any kind whatsoever;

(d) Quaterra, through Minera and Quaterra Alaska, beneficially owns and holds an undivided 100% right, title and interest in and to the mineral claims more particularly described in Schedule "A" (Nieves property) and Schedule "B" (Duke Island property) hereto (collectively, the "Claims");

(e) each of the Claims is in good standing until at least the date set out in Schedule "A" and Schedule "B", and is free and clear of all liens, charges, claims of others and any other encumbrance whatsoever other than as set out therein;

(f) Quaterra has full right, power and authority in respect of the Claims to enter into this Agreement and to grant the option herein contemplated and has not done anything nor refrained from doing anything that might impair the Claims or any one or more of them; and

(g) no other person, firm or corporation has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming an agreement, for the purchase or in any way acquire from Quaterra, Minera or Quaterra Alaska any interest in and to any of the mineral interests comprising the Claims;

(h) the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of Quaterra, Minera and Quaterra Alaska;

(i) this Agreement constitutes a legal, valid and binding obligation of Quaterra enforceable against Quaterra in accordance with its terms, except as enforcement may be limited by laws of general application affecting the rights of creditors;

(j) Quaterra will use its commercially reasonable best efforts to obtain all authorizations, approvals, including regulatory approvals, or waivers that may be necessary or desirable in connection with the transactions contemplated in this Agreement, and will make all filings with, any and all regulatory authorities from whom any such authorization, approval or other action is required to be obtained or to be made in connection with the transactions contemplated herein, and all such authorizations, approvals and other actions will be in full force and effect, and all such filings will have been accepted by Quaterra which will be in compliance with, and Quaterra, Minera and Quaterra Alaska shall not commit any

- 5 -

breach of any regulations or policies of any regulatory authority to which either Quaterra or any of the mineral interests comprising the Claims may be subject;

(k) except for the conditions set out in this Agreement and regulatory approvals of this Agreement by the appropriate regulatory authorities, there are no other consents, approvals or conditions precedent to the performance of this Agreement which have not been obtained;

(l) Quaterra, Minera and Quaterra Alaska are not in breach of any laws, ordinances, statutes, regulations, by-laws, orders or decrees to which they are subject or which apply to them;

(m) no proceedings are pending for, and Quaterra is unaware of, any basis for the institution of any proceedings leading to the placing of Quaterra, Minera or Quaterra Alaska in bankruptcy or subject to any other laws governing the affairs of insolvent persons;

(n) Quaterra, through Minera, is authorized to hold the legal and beneficial right to explore and develop each of the mineral interests comprising the Nieves property and all property rights held by Quaterra, through Minera, in and to the mineral interests comprising the Nieves property;

(o) Quaterra, through Quaterra Alaska, is authorized to hold the legal and beneficial right to explore and develop each of the mineral interests comprising the Duke Island property and all property rights held by Quaterra, through Quaterra Alaska, in and to the mineral interests comprising the Duke Island property;

(p) the mineral interests comprising the Claims have been duly and validly located and recorded in a good and minerlike manner pursuant to applicable mining laws;

(q) all permits and licenses covering the mineral interests comprising the Claims have been duly and validly issued pursuant to applicable mining laws and are in good standing by the proper doing and filing of assessment work and the payment of all fees, taxes and rentals in accordance with the requirements of applicable mining laws and the performance of all other actions necessary in that regard;

(r) all conditions on and relating to the mineral interests comprising the Claims and the operations conducted thereon by or on behalf of the Quaterra are in compliance with all applicable laws, regulations or orders and including, without limitation, all laws relating to environmental matters, waste disposal and storage and reclamation;

(s) there are no outstanding orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to any of the mineral interests comprising the Claims and the conduct of the operations related thereto, nor has Quaterra, Minera nor Quaterra Alaska received

- 6 –

any notice of same;

(t) there is no adverse claim or challenge against or to the ownership of or title to any of the mineral interests comprising the Claims or which may impede the development of any of the mineral interests comprising the Claims, nor, to the best of the knowledge, information and belief of Quaterra, after having made due inquiry, is there any basis for any potential claim or challenge, and, to the best of the knowledge, information and belief of Quaterra, after having made due inquiry, no person has any royalty, net profits or other interests whatsoever in any production from any of the mineral interests comprising the Claims;

(u) there are no actions, suits, proceedings or investigations (whether or not purportedly against or on behalf of Quaterra, Minera or Quaterra Alaska), pending or threatened, which may affect, without limitation, the rights of Quaterra, Minera or Quaterra Alaska to transfer any interest in and to the mineral interests comprising the Claims to the Optionee at law or in equity, or before or by any federal, state, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, and, without limitation, there are no claims or potential claims under any relevant family relations legislation or other equivalent legislation affecting any of the mineral interests comprising the Claims. In addition, the Quaterra is not now aware of any existing ground on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success;

(v) The documents which have been provided by Quaterra to Optionee, contain all material information regarding the minerals interests comprising the Claims which is in Quaterra's possession or control;

(w) Quaterra, Minera and Quaterra Alaska are not, nor will they be, in breach of any provision or condition of, nor have Quaterra, Minera or Quaterra Alaska done or omitted to do anything that, with or without the giving of notice or lapse or both, would constitute a breach of any provision or condition of, or give rise to any right to terminate or cancel or accelerate the maturity of any payment under, any deed of trust, contract, certificate, consent, permit, license or other instrument to which the they are a party, by which they are bound or from which they derive benefit, any judgment, decree, order, rule or regulation of any court or governmental authority to which the Quaterra, Minera or Quaterra Alaska is subject, or any statute or regulation applicable to Quaterra, Minera or Quaterra Alaska, to an extent that, in the aggregate, has a material adverse affect on them or on any of the mineral interests comprising the Claims;

(x) Quaterra will give to the Optionee, on each of the First, Second and Third Closing Dates, prior to an advance being made, written notice of the particulars of each occurrence within Quaterra's knowledge after the date of this Agreement that if it had occurred before such date, would have been contrary to any of the representations, warranties or covenants contained herein;

- 7 -

(y) the making of this Agreement and the completion of the transactions contemplated hereby and the performance of and compliance with the terms hereof does not and will not:

(i) conflict with or result in a breach of or violate any of the terms, conditions or provisions of any law, judgment, order, injunction, decree, regulation or ruling of any court or governmental authority, domestic or foreign, to which Quaterra, Minera or Quaterra Alaska are subject, or constitute or result in a default under any agreement, contract or commitment to which any of them is a party;

(ii) give to any party the right of termination, cancellation or acceleration in or with respect to any agreement, contract or commitment to which Quaterra, Minera or Quaterra Alaska is a party;

(iii) give to any government or governmental authority, or any municipality or any subdivision thereof, including any governmental department, commission, bureau, board or administration agency, any right of termination, cancellation or suspension of, or constitute a breach of or result in a default under, any permit, license, control or authority issued to Quaterra, Minera or Quaterra Alaska which is necessary or desirable in connection with the conduct and operations of the business of Quaterra, Minera or Quaterra Alaska and the ownership or leasing of their business assets; or

(iv) constitute a default by Quaterra, Minera or Quaterra Alaska, or any event which, with the giving of notice or lapse of time or both, might constitute an event of default, under any agreement, contract, indenture or other instrument relating to any indebtedness of Quaterra, Minera or Quaterra Alaska which would give any party to that agreement, contract, indenture or other instrument the right to accelerate the maturity for the payment of any amount payable under that agreement, contract, indenture or other instrument;

(z) neither this Agreement nor any other document, certificate or statement furnished to the Optionee by or on behalf of Quaterra in connection with the transactions contemplated hereby knowingly or negligently contains any untrue or incomplete statement of material fact or omits to state a material fact necessary in order to make the statements therein not misleading which would likely affect the decision of the Optionee to enter into this Agreement; and

(aa) Quaterra is not aware of any fact or circumstance which has not been disclosed to the Optionee which should be disclosed in order to prevent the representations, warranties and covenants contained in this section from being misleading or which would likely affect the decision of the Optionee, acting reasonably, to enter into this Agreement.

The representations, warranties and covenants contained in this Paragraph 12, or in any

- 8 -

certificates or documents delivered pursuant to the provisions of this Agreement or in connection with the transactions contemplated hereby, will be true at and as of the relevant Closing Dates as though such representations, warranties and covenants were made at and as of such time.

Notwithstanding any investigations or inquiries made by the Optionee or by the Optionee's professional advisors prior to any Closing Date, or the waiver of any condition by the Optionee, the representations, warranties and covenants contained in this Paragraph 12 shall survive the relevant Closing Dates and shall continue in full force and effect.

13. Upon the execution of this Agreement, Quaterra shall deliver a favorable legal opinion of its outside counsel, addressed to Optionee, and in form and substance satisfactory to the Optionee and its counsel, acting reasonably, and in providing such opinion shall be entitled to rely on opinions of local counsel as to matters governed by the laws of jurisdictions other than their own, and as to matters of fact or expert matters not within the knowledge or professional competence of counsel, on certificates of public officials and of the auditors and the officers of Quaterra.

14. Optionee shall provide Quaterra with at least four (4) business days notice of each Closing Date. No later than two (2) calendar days prior to each Closing Date, Quaterra shall also execute and deliver, or cause to be delivered, to Optionee all such other documents, resolutions and instruments as may be necessary, in the opinion of counsel for the Optionee, acting reasonably, to complete all of the transactions contemplated by this Agreement and including, without limitation, the necessary transfer of an undivided fifty percent (50%) legal and beneficial interest in and to the mineral interests comprising the Claims to the Optionee free and clear of all liens, charges and encumbrances, and in particular including, but not being limited to, the following materials:

(a) all documentation as may be necessary and as may be required by counsel for the Optionee, acting reasonably, to ensure that an undivided fifty percent (50%) legal and beneficial interest in and to the mineral interests comprising the Claims may be duly transferred and assigned and is registerable in the name of and for the benefit of the Optionee under the laws of Mexico or Alaska, as the case may be;

(b) all necessary deeds, conveyances, bills of sale, assurances, transfers, assignments and consents, including all necessary consents and approvals, and any other documents necessary or reasonably required to effectively transfer an undivided fifty percent (50%) legal and beneficial registerable interest in and to the mineral interests comprising the Claims to the Optionee with good and marketable title, free and clear of all mortgages, liens, charges, pledges, claims, security interests or encumbrances whatsoever;

(c) all necessary consents and approvals in writing to the completion of the transactions contemplated herein and including, without limitation, regulatory approval from all regulatory authorities having jurisdiction over either Quaterra, Minera or Quaterra Alaska, or any of the mineral interests comprising the Claims;

(d) any remaining or new Property Documentation; and

- 9 -

(e) all such other documents and instruments as the Optionee and the Optionee's counsel may reasonably require.

15. Quaterra, at the request of the Optionee, shall deliver to the Optionee transfer documents in recordable form sufficient to transfer to the Optionee an undivided 50% interest in and to the Claims, and the Optionee shall be entitled forthwith to record such transfer documents in the appropriate office in the jurisdiction in which the Claims are located but shall hold such interest in the Claims pursuant to the terms of this Agreement and shall re-transfer any transferred Claims to Quaterra upon any termination of the Option or its expiry, unexercised. Until such time as any interest is transferred to the Optionee, Quaterra will hold the interest in the Property in trust for the Optionee.

16. The obligations of Quaterra under this Agreement shall be subject to the receipt of the Advance set out in section 1 within 60 days of the date of TSX Venture Exchange approval of this Agreement, failing which this Agreement shall terminate.

17. No party will be liable for its failure to perform any of its obligations, or meet any requirement, under this Agreement due to a cause beyond its reasonable control (an "Intervening Event") and all time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event. No party shall be in default of any of the requirements under this Agreement unless such default continues for a period of 30 days or more after the date of written notice to the defaulting party setting out the basis for such default. For the purposes of this Agreement, an "Intervening Event" shall mean an act of war or terrorism resulting in a suspension of air travel, riots, epidemics or any other occurrence preventing performance hereunder.

18. This Agreement shall set forth an offer which, when accepted by you, shall form a binding agreement between us.

19. The transaction contemplated herein and the obligations of Quaterra are subject to the approval of the approval of the TSX Venture Exchange. This Agreement and the Joint Venture Agreement shall be interpreted in accordance with the laws of the State of New York and shall enure to the benefit of and be binding upon Quaterra and the Optionee and their respective successors and permitted assigns and Quaterra and the Optionee hereby irrevocably attorn to the jurisdiction of the courts in the State of New York.

20. Quaterra and the Optionee agree to execute such further and other deeds and documents, including, without limitation, the Option Agreement and the Joint Venture Agreement, and to give such further and other assurances as may be necessary to fully implement this Agreement.

21. Each Article, section, paragraph, term and provision of this Agreement, and any portion thereof, shall be considered severable, and if, for any reason, any portion of this Agreement is determined to be invalid, contrary to or in conflict with any applicable present or future law, rule or regulation in a final unappealable ruling issued by any court, agency or tribunal with valid jurisdiction in a proceeding to any of the Parties hereto is a party, that ruling shall not impair the

- 10 -

operation of, or have any other effect upon, such other portions of this Agreement as may remain otherwise intelligible (all of which shall remain binding on the Parties and continue to be given full force and agreement as of the date upon which the ruling becomes final).

22. The captions, section numbers and Article numbers appearing in this Agreement are inserted for convenience of reference only and shall in no way define, limit, construe or describe the scope or intent of this Agreement nor in any way affect this Agreement.

23. Each notice, demand or other communication required or permitted to be given under this Agreement shall be in writing and shall be sent (i) by prepaid registered mail deposited in a Post Office in North America addressed to the Party entitled to receive the same, or delivered to such Party, at the address for such Party specified above or (ii) by facsimile to the following numbers: Quaterra - 604.688.4670; Optionee - 212-246-3696. The date of receipt of such notice, demand or other communication shall be the date of delivery thereof if delivered, if given by registered mail as aforesaid, shall be deemed conclusively to be the third calendar day after the same shall have been so mailed, except in the case of interruption of postal services for any reason whatsoever, in which case the date of receipt shall be the date on which the notice, demand or other communication is actually received by the addressee or if sent by facsimile, on the date of receipt. Either Party may at any time and from time to time notify the other Parties in writing of a change of address and the new address or facsimile number to which notice shall be given to it thereafter until further change.

24. This Agreement may be signed by the Parties hereto in as many counterparts as may be necessary and, if required, by facsimile, each of which so signed being deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution will be deemed to bear the execution date as set forth on the first page of this Agreement.

25. No consent or waiver expressed or implied by either Party hereto in respect of any breach or default by any other Party in the performance by such other of its obligations hereunder shall:

(a) be valid unless it is in writing and stated to be a consent or waiver pursuant to this section;

(b) be relied upon as a consent to or waiver of any other breach or default of the same or any other obligation;

(c) constitute a general waiver under this Agreement; or

(d) eliminate or modify the need for a specific consent or waiver pursuant to this section in any other or subsequent instance.

If the foregoing accurately sets forth your understanding of our agreement, kindly sign this Agreement where indicated below, which will then form a binding agreement between us, subject only to the terms and conditions aforesaid.

SCHEDULE "A"

Nieves Concessions

FILE NO.	AREA HECTARES	DATE ISSUED	EXP. DATE	COMMENTS
8/1.3/798	944.4291	03/08/99	02/08/49	
8/1.3/799	30.1924	16/12/99	15/12/49	
8/1.3/800	3.9268	29/04/98	28/04/48	
8/1.3/801	0.7370	23/01/98	22/01/48	
8/1.3/797	92.7895	23/01/98	22/01/48	
8/1.3/802	5.6194	12/03/98	11/03/48	
8/1.3/782	21.8825	11/04/00	10/04/50	
92/9579	3512.2773	11/10/95	10/10/01	EXPLOIT. APP. 8/1/1363
92/9579	10.0043	11/10/95	10/10/01	EXPLOIT. APP. 8/1/1364
92/9601	59.2114	11/10/95	10/10/01	EXPLOIT. APP. 8/1/1366
92/9579	6.3400	11/10/95	10/10/01	EXPLOIT. APP. 8/1/1365
92/9591	24.0000	13/09/96	12/09/02	EXPLOIT. APP. 8/1/1642
92/9744	2235.0000	28/11/97	27/11/03	
8/2.4/01345	6179.3841	31/07/98	30/07/04	
92/9579	3.7494	24/11/98	23/11/04	
321.1-9/773	61.0047	19/12/91	18/12/41	
321.1-9/492	7.1302	13/07/87	12/07/37	
	13197.6781

SCHEDULE "B"

Duke Island Concessions

1. Federal Claims, Ketchikan Recording District

No.	Name	Quad	Claim_Type	Acreage	Township1	Range1	Section11	Section12
1	QTDKL 1	Prince Rupert	Lode	20	80S	93E	23	26
2	QTDKL 2	Prince Rupert	Lode	20	80S	93E	23	26
3	QTDKL 3	Prince Rupert	Lode	20	80S	93E	23	
4	QTDKL 4	Prince Rupert	Lode	20	80S	93E	23	
5	QTDKL 5	Prince Rupert	Lode	20	80S	93E	22	23
6	QTDKL 6	Prince Rupert	Lode	20	80S	93E	23	
7	QTDKL 7	Prince Rupert	Lode	20	80S	93E	22	23
8	QTDKL 8	Prince Rupert	Lode	20	80S	93E	23	
9	QTDKL 9	Prince Rupert	Lode	20	80S	93E	22	23
10	QTDKL 10	Prince Rupert	Lode	20	80S	93E	23	
11	QTDKL 11	Prince Rupert	Lode	20	80S	93E	15	
12	QTDKL 12	Prince Rupert	Lode	20	80S	93E	15	
13	QTDKL 13	Prince Rupert	Lode	20	80S	93E	14	15
14	QTDKL 14	Prince Rupert	Lode	20	80S	93E	14	
15	QTDKL 15	Prince Rupert	Lode	20	80S	93E	15	
16	QTDKL 16	Prince Rupert	Lode	20	80S	93E	15	
17	QTDKL 17	Prince Rupert	Lode	20	80S	93E	14	15
18	QTDKL 18	Prince Rupert	Lode	20	80S	93E	14	
19	QTDKL 19	Prince Rupert	Lode	20	80S	93E	15	
20	QTDKL 20	Prince Rupert	Lode	20	80S	93E	15	
21	QTDKL 21	Prince Rupert	Lode	20	80S	93E	14	15
22	QTDKL 22	Prince Rupert	Lode	20	80S	93E	14	
23	QTDKL 23	Prince Rupert	Lode	20	80S	93E	15	
24	QTDKL 24	Prince Rupert	Lode	20	80S	93E	15	
25	QTDKL 25	Prince Rupert	Lode	20	80S	93E	14	15
26	QTDKL 26	Prince Rupert	Lode	20	80S	93E	14	
27	QTDKL 27	Prince Rupert	Lode	20	80S	93E	15	
28	QTDKL 28	Prince Rupert	Lode	20	80S	93E	15	
29	QTDKL 29	Prince Rupert	Lode	20	80S	93E	14	15
30	QTDKL 30	Prince Rupert	Lode	20	80S	93E	14	
31	QTDKL 31	Prince Rupert	Lode	20	80S	93E	28	
32	QTDKL 32	Prince Rupert	Lode	20	80S	93E	28	
33	QTDKL 33	Prince Rupert	Lode	20	80S	93E	28	
34	QTDKL 34	Prince Rupert	Lode	20	80S	93E	24	
35	QTDKL 35	Prince Rupert	Lode	20	80S	93E	24	
36	QTDKL 36	Prince Rupert	Lode	20	80S	93E	24	
37	QTDKL 37	Prince Rupert	Lode	20	80S	93E	13	24
38	QTDKL 38	Prince Rupert	Lode	20	80S	93E	13	24
39	QTDKL 39	Prince Rupert	Lode	20	80S	93E	13	24
40	QTDKL 40	Prince Rupert	Lode	20	80S	93E	13	
41	QTDKL 41	Prince Rupert	Lode	20	80S	93E	13	
42	QTDKL 42	Prince Rupert	Lode	20	80S	93E	13	
43	QTDKL 43	Prince Rupert	Lode	20	80S	93E	13	
44	QTDKL 44	Prince Rupert	Lode	20	80S	93E	13

- 14 -

45	QTDKL 45	Prince Rupert	Lode	20	80S	93E	24	
46	QTDKL 46	Prince Rupert	Lode	20	80S	93E	10	
47	QTDKL 47	Prince Rupert	Lode	20	80S	93E	10	
48	QTDKL 48	Prince Rupert	Lode	20	80S	93E	10	
49	QTDKL 49	Prince Rupert	Lode	20	80S	93E	10	11
50	QTDKL 50	Prince Rupert	Lode	20	80S	93E	11	
51	QTDKL 51	Prince Rupert	Lode	20	80S	93E	10	15
52	QTDKL 52	Prince Rupert	Lode	20	80S	93E	10	15
53	QTDKL 53	Prince Rupert	Lode	20	80S	93E	10	15
54	QTDKL 54	Prince Rupert	Lode	20	80S	93E	10	11
55	QTDKL 55	Prince Rupert	Lode	20	80S	93E	11	14
56	QTDKL 56	Prince Rupert	Lode	20	80S	93E	15	
57	QTDKL 57	Prince Rupert	Lode	20	80S	93E	15	
58	QTDKL 58	Prince Rupert	Lode	20	80S	93E	14	
59	QTDKL 59	Prince Rupert	Lode	20	80S	93E	14	
60	QTDKL 60	Prince Rupert	Lode	20	80S	93E	14	
61	QTDKL 61	Prince Rupert	Lode	20	80S	93E	14	
62	QTDKL 62	Prince Rupert	Lode	20	80S	93E	13	14
63	QTDKL 63	Prince Rupert	Lode	20	80S	93E	13	
64	QTDKL 64	Prince Rupert	Lode	20	80S	93E	14	
65	QTDKL 65	Prince Rupert	Lode	20	80S	93E	13	14
66	QTDKL 66	Prince Rupert	Lode	20	80S	93E	13	
67	QTDKL 67	Prince Rupert	Lode	20	80S	93E	14	23
68	QTDKL 68	Prince Rupert	Lode	20	80S	93E	13	14
69	QTDKL 69	Prince Rupert	Lode	20	80S	93E	13	24
70	QTDKL 70	Prince Rupert	Lode	20	80S	93E	24	
71	QTDKL 71	Prince Rupert	Lode	20	80S	93E	24	
72	QTDKL 72	Prince Rupert	Lode	20	80S	93E	24	
73	QTDKL 73	Prince Rupert	Lode	20	80S	93E	23	
74	QTDKL 74	Prince Rupert	Lode	20	80S	93E	23	24
75	QTDKL 75	Prince Rupert	Lode	20	80S	93E	24	
76	QTDKL 76	Prince Rupert	Lode	20	80S	93E	24	
77	QTDKL 77	Prince Rupert	Lode	20	80S	94E	33	34
78	QTDKL 78	Prince Rupert	Lode	20	80S	94E	33	34
79	QTDKL 79	Prince Rupert	Lode	20	80S	94E	34	
80	QTDKL 80	Prince Rupert	Lode	20	80S	94E	34	
81	QTDKL 81	Prince Rupert	Lode	20	80S	94E	33	34
82	QTDKL 82	Prince Rupert	Lode	20	80S	94E	34	
83	QTDKL 83	Prince Rupert	Lode	20	80S	94E	34	
84	QTDKL 84	Prince Rupert	Lode	20	80S	94E	33	34
85	QTDKL 85	Prince Rupert	Lode	20	80S	94E	34	
86	QTDKL 86	Prince Rupert	Lode	20	80S	94E	34	
87	QTDKL 87	Prince Rupert	Lode	20	81S	95E	5	
88	QTDKL 88	Prince Rupert	Lode	20	81S	95E	4	5
89	QTDKL 89	Prince Rupert	Lode	20	81S	95E	4	
90	QTDKL 90	Prince Rupert	Lode	20	81S	95E	5	
91	QTDKL 91	Prince Rupert	Lode	20	81S	95E	4	5
92	QTDKL 92	Prince Rupert	Lode	20	80S	93E	9	10

SCHEDULE "C"

Nieves Proposed 2003 Exploration Budget

		Jan.	Feb.	Mar.	April	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.	Total
Salaries $ 95,000	325x7 management			$1,000	$2,300	$2,300	$2,300	$2,300	$2,300	$2,300	$2,300	$2,300		$19,400
	300x21 project geo				$6,300	$6,300	$6,300	$6,300	$6,300	$6,300	$6,300	$6,300		$50,400
	150/21contract geo				$3,150	$3,150	$3,150	$3,150	$3,150	$3,150	$3,150	$3,150		$ 25,200
Wages $24,570	15x21x6 field labor				$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000		$16,000
	cook				$520	$520	$520	$520	$520	$520	$520	$520	$250	$ 4,410
	expeditor				$520	$520	$520	$520	$520	$520	$520	$520		$ 4,160
Geophysics $65,000	75k ground mag					$15,000								$15,000
	10 line IP Survey						$40,000							$40,000
	data interpretation					$5,000	$5,000							$10,000
Transport $ 4,950	field truck				$400	$400	$400	$400	$400	$400	$400	$400	$400	$3,600
	maintence/insurance				$250	$100	$100	$250	$100	$100	$250	$100	$100	$1,350
Field Survey $16,530	equipment				$2,000					$2,000				$ 4,000
	maps-air photos				$1,000									$1,000
	AutoCAD drafting				$1,000			$2,000			$2,000			$5,000
	consumables				$2,000					$2,030	$2,500			$6,530
Drilling $323,500	5700m x $55/m								$156,750	$156,750				$313,500
	mobilization								$5,000					$5,000
	core boxes									$5,000				$5,000
Field Office $ 8,850	rent				$250	$250	$250	$250	$250	$250	$250	$250	$250	$2,250
	utilities/telephone				$250	$250	$250	$250	$250	$500	$500	$250	$50	$2,550
	provisions				$500	$500	$500	$500	$500	$500	$500	$500	$50	$4,050
Laboratory $ 42,000	100/month assay				$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000			$21,000
	700m core assay									$10,500	$10,500			$21,000
Storage $2,200	core shed									$250	$250	$250	$250	$1,000
	sample storage							$200	$200	$200	$200	$200	$200	$1,200
Land Position	lease payments				$21,600									$21,600
	taxes				$15,200			$20,500						$35,700
$59,800	land status survey													$ -
	permits								$2,500					$2,500
Travel $11,600	airfares			$700	$1,500	$1,400	$700	$700	$700	$700	$700	$1,400		$ 8,500
	food/loding			$500	$500	$300	$300	$300	$300	$300	$300	$300		$3,100
Miscellaneous $ 6,000	set-up Nieves office				$3,000									$3,000
	core racks							$3,000						$3,000
Total Operating		$ -	$ -	$ 2,200	$ 67,240	$ 40,990	$ 65,290	$ 46,140	$ 184,740	$ 197,270	$ 36,140	$ 18,440	$1,550	$ 660,000
$ 726,000		$0	$0	$220	$6,724	$4,099	$6,529	$4,614	$18,474	$19,727	$3,614	$1,844	$155	$ 66,000
Capital $ 24,000	4x4 field truck				$10,000									$10,000
	2x4 expediting truck				$6,000									$ 6,000
	office computer				$3,000									$3,000
	2 rx saws & blades				$5,000									$ 5,000
Total/Year	Total/Month	$ -	$ -	$ 2,420	$ 97,964	$ 45,089	$ 71,819	$ 50,754	$ 203,214	$ 216,997	$ 39,754	$ 20,284	$ 1,705	$ 750,000
$ 750,000	Total/Quarter			$ 2,420			$ 214,872			$ 470,965			$ 61,743	

T. Turner, March, 2003

Quaterra Resources Inc. & Blackberry Ventures 1, LLC.
Independent Technical Report – Nieves, Mexico

APPENDIX 5

Drill Log Summaries,

Drill Sections and

Sample Intervals and Geochemical Analyses

Caracle Creek International Consulting Inc. QTA-NS November 15th, 2006

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	April 22 / 2004
TO:	Tom Patton ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES

Summary of DDH QTA-11-04; 699,257 E; 2,654,553 N, 340°/-60°, California Area

From	To	Description
0.00	39 62	Casing, No Core
39.62	60.96

Caracol Fm. Dark grey to black siltstone 90% and sandstone 10% 0,1 to 2 cm wide bedding at 70° to 75° of core axis , few s.s. beds up to 8 cm wide; 0.1 to 0.3 cm wide white calcite veinlets (2 to 5 per meter) mainly along bedding (70° c.a. ) few 20° of core axis.

60.96	61.60

Fault zone at 70° of c.a. milled siltstone bleached zone to light grey colour PC alteration, wk dark green (chlorite) stain, white calcite irregular fragments, fine grain anhedral diss Py 1 to 2%; calcite broken vnlts with wk hematite stain.

61.6	63.0	Dark grey Caracol Fm. Irregular and broken calcite vnlts up to 1 cm wide at 20° of c.a.
63.0	64.3	Fault zone at 70° of c.a. milled bleached to light grey colour siltstone PC alteration, fragments of white calcite vnlts; fine grain anhedral diss Py 3 to 5% mainly in footwall;
64.3	67.0	Dark grey siltstone; white calcite vnlts up to 8 mm wide along bedding and few 20° of c.a.
67.0	87.48

Dark grey Caracol Fm siltstone 90% to 95%, bedding 65° to 70° of c.a. hairline to 5 mm wide white calcite vnlts mainly along bedding, few 10° and 40 to 50° of c.a. To 82.03 and 84.30 m 5 cm wide fault zones along bedding with irregular white calcite lenses or rounded fragments wk hematite stain.

87.48	200.25

Caracol Fm . Siltstone (90 to 95%)/sandstone(5% to 10%) fresh to weak PC alteration, thin bedding 0.1 to 1 cm wide beds, at 70° to 80°of c.a. few 0.1 to 0.8 cm wide veinlets mainly along bedding, scarce (1 vnlt every 2 meters) at 20° to 40° of c.a. cross-bedding calcite vnlts with occ. pink carbonates and trz. of metallic hematite.
119.90-112.5 Fault zone along bedding some calcite fragments
114.10-114.3 Fault zone along bedding, Fine grain Py diss in footwall. 2% to 3%
116.75 0.6 cm wide calcite-carbonate vnlt at 30° of c.a.; trz. of metallic hematite
122.45 4 cm wide Fault zone along bedding calcite fragments, FG Py aggregates diss in footwall 2%
130.35 to 130.90 Fault zone 20 to 30° of c.a.; calcite fragments. 142.8 8 cm wide Fault zone 20 to 30° of c.a.
143.70 irregular calcite and pink carbonate vnlts trz. of metallic hematite. Py FG diss 2%
155.8 -157. irregular white and less pink carbonate vnlts up to 8 cm wide; FG Py 8 x 10 mm size aggregates diss. Py total 3 to 4%.

1

160.9 and 161.10 fault zones along bedding
162.0 Fault at 20 to 30° of c.a.
165.6 to 166 Bx by faulting, sub rounded 0.2 to 2 cm size rock fragments in a milled rock groundmass. Fault at 60° of c.a.
167- 167.35 Fault zone scarce calcite fragments trz. of Py and pink carbonates
185.5 4 to 6 cm wide calcite vnlts along bedding
189.85 to 190 Fault Bx
192.5 to 194.76 Fault Bx zone along bedding, few fault planes crossing beds scarce calcite fragments trz. of fine grain diss. Py
196.20 to 198.05 Fault Bx zone Sub rounded 0.2 to 3 cm size fragments of the same siltstone, few white calcite fragments, milled rock as a groundmass. “5 to 3% of FG Py aggregates in footwall of fault. Fault planes 30° of c.a.

200.25	271.05	Caracol Fm fresh to wk PC altered grey to dark grey colour thin (0.1 to 1 cm wide bedding, 90 to 95 % siltstone, scarce sandstone beds up to 12 cm wide.
209.40	211.85

Fault zone calcite and less qtz fragments and bands, with irregular fractured calcite vnlts and FG Py irregular diss 3% to 5%
210.46 5 cm wide calcite-Qtz-Py veinlet at 70 of c.a. calcite with druse texture
211.85 6 cm wide irregular Qtz-calcite-Py vnlt

211.90	219.00	Fine grain anhedral Py diss forming interbedded lenses and bands 0.1 to 1 cm wide.
219.00	233.80	Scarce calcite 0.1 to 0.3 cm wide veinlets mainly along bedding few 20 to 30° of c.a.
233.80	237.35	Irregular 0.2 to 1 cm wide white calcite vnlts along bedding, few 70° of c.a. (average 5 vnlts per meter); FG Py diss forming thin 0.2 to 1cm bands. 235 m to 270 m Bedding 85° to 90° of c.a.,
237.35	270.36	Scarce calcite vnlts
		256.15 to 256.65 Fault zone 20° of c.a. scarce calcite <Py o.5 cm wide vnlts
		264.70 to 265.40 Fault zone 20° of c.a. scarce calcite 0.2 to 0.5 cm wide with druse texture vnlts
		267.50 10 cm wide gouge fault zone at 30° of c.a.
		268.40 to269.35 Fault zone at 60° of c.a. scarce calcite fragments, rock fragments and milled rock flour

269.50-271.05 Sedimentary Bx subangular sandstone fragments in a siltstone groundmass, clouds of FG Py diss 2%, broken irregular 0.2 to 0.5 cm wide, calcite vnlts crossing sandstone beds or along s.s. borders.

271.05	281.90	Caracol Fm siltstone 90% s.s. 10% PC alteration Py in bands and clouds in general 2 to 3% zones up to 5% Py.

272.1-273.5 Fault zone 70º of c.a. subangular rock fragments up to 10 cm long, broken calcite bands and vnlts, FG anhedral Py in irregular bands in rock fragment borders or in irregular lenses in Bx groundmass. total Py 3% to 4%

273.5-276.5 sandstone up to 15% in 1 to 3 cm wide beds bedding 60º to 70º of c.a. irregular cross-bedding calcite vnlts 0.2 to 0.5 cm wide less calcite lenses up to 1 cm wide with FG Py bands in walls, Py also in irregular 0.1 to 0.5 cm wide bands. Py Total 5%

276.5-280.25 Sedimentary Bx Subangular to surrounded sandstone , fragments up to 9 cm long in fine grain (siltstone) groundmass, irregular broken white calcite fragments, few pebble dikes, FG Py 3% to 5% in thin bands 0.1 to 0.5 cm wide

		280.25-281.90 Fault gouge zone, milled rock scarce calcite vnlts or fragments, FG diss Py in groundmass 2%
281.90	307.55	Slts. 85% to 95% s.s.5% to 15% thin 0.1 to 2 cm wide bedding 70º to 85º of c.a. WK

2

PC alteration, few thin 0.1 to 0.3 cm wide calcite vnlts 30º to 40º of c.a. with thin (<1mm) FG Py walls, scarce calcite 0.2 to 0.5 cm wide calcite vnlts with druse features Py 2% mainly in the calcite vnlts.

		286.85-295.35 thin bedding, scarce calcite vnlts 30º to 40º of c.a. 0.3 to 3 cm wide with druse textures, thin pebble dikes. Py trz.
		295.35-297.75 zone with moderate amount of small , thin and irregular calcite vnlts 0.1 to 0.3 cm wide
		297.75-307.55 scarce calcite 0.1 to 0.3 cm bands thin (5 cm) pebble dike
307.55	313.05	Increase amount of sandstone beds some up to 25 cm wide Sandstone 50% to 60% of total wk PC alteration
		307.55-310 scarce 0.1 to 0.3 cm wide calcite vnlts at 30º to 40º of c.a. few up to 2.5 cm wide. Scarce Py
		310-312.5 0.8 to 1 cm wide white calcite vnlts 3 to 4 per meter at 60º to 70º of c.a.
		312.5-312.65 Pebble dike FG Py bands mainly in walls.
		312.65-313.05 Irregular sandstone beds up to 10 cm wide at 30º of c.a. with wave features,
313.05	316.07	Siltstone 80% to 90%,0 thin s.s. beds, calcite 0.1 to 0.5 cm wide vnlts at 10º to 20º of c.a. Py in bands in walls of calcite vnlts 2% to 3%
		313.65 (7 cm) wide calcite-Py veinlet at 30º of c.a. with fault in the hanging wall Py
		bands up to 1 cm wide in walls
316.07	325.57	Caracol Fm. Slts. 80%, S.S 20% beds up to 10 cm wide, PC alteration calcite vnlts mainly along bedding up to 3 cm wide, few with FG Pyrite, Py also in thin 0.1 to 0.2 cm wide beds,
		320.0-320.4 irregular calcite vnlts and small scale 1 cm wide pebble dike. Scarce Py
325.57	330.8	Increase in calcite in irregular vnlts also forming small scale pebble dikes, calcite vnlts cut by movement along bedding, 0.1 to 0.3 FG Py bands, Py 2% to 3%
330.8	335.0	Folding zone some beds along c.a. and few closed fold, broken calcite vnlts Py mainly in 0.1 to 0.5 bands. Py 2% to 4%
335.0	337.9

Fault zone, irregular and small 0.1 to 2 cm long calcite fragments up to 10% of the rock , few up to 2 cm wide calcite vnlts ; FG Py mainly in 0.1 to 0.3 cm wide beds or lenses, also diss. Py total 3% to 4%

337.9	339.0	wall of fault zone with less amount of deformation, bedding 0.5 to 4 cm wide at 35 to 40º of c.a. calcite fragments 1 to 3% scarce Py
339.0	342.0	Shear zone, abundant fault planes along bedding, calcite broken vnlts 5% thin pebble dikes 1 to 2 cm trz. of FG Py in the calcite vnlts
342.0	352.45	Siltstone 95%, S.S. 5% 0.1 to 1 cm wide beds, scarce calcite vnlts along fault planes up to 4 cm wide trz. of FG Py diss.
352.45	353.85	Zone with few calcite vnlts 0.3 to 0.8 cm wide at 10º of c.a. with irregular FG Py spots. Calcite in irregular thin pebble dikes 0.5 to 3 cm wide.
353.85	361.15	Bedding 70º to 80º of c.a. 95 % silts. Scarce calcite vnlts along bedding.
361.56	365.65

Sandstone beds 2 to 5 cm wide S.S. total 5% to 7% calcite irregular vnlts up to 2 cm wide with spots of FG Py, Calcite vnlts 0.1 to 0.5 cm wide with thin 1mm wide FG Py bands. Less Py diss, Py total 1% to 2%

365.65	367.5	Fault Bx at 70º of c.a., subangular rock fragments 0.2 to 2 cm long in a milled rock flour. Scarce calcite.
367.5	369.3	Broken rock in larger fragments 2 to 4 cm long, calcite vnlts 1% FG Py thin bands and less diss Py 1% to 2%
369.3	380.09	Slts. 95% few s.s. beds 0.5 to 2 cm wide, few calcite vnlts 10º to 20º of c.a. and less

3

		calcite vnlts along bedding
380.09	390.2

Caracol Fm slts 95% thin bedding 0.1 to 2 cm wide, bedding grading from 60º to 30º of c.a. PC alteration; 0.2 to 1 cm wide Calcite-FG Py, and sporadic qtz, and trz of Stibnite? vnlts at 30º to 60º of c.a. (1 to 1.5 vnlts per meter) FG PY diss and few hairline to 0,2 mm wide vnlts, Total Py 2% to 3%

390.2	393.0	Axis of fold bedding from 30º to 0º then to 20º of c.a. PC alteration few 0.1 to 0.3 cm wide calcite vnlts mainly as lenses along bedding
393.0	396.1	Scarce calcite 0-1 to 0.3 mm wide vnlts and lenses, FG Py vnlts at 35º of c.a. Py total 1%
396.1	397.9	0.5 to 2 cm wide calcite –Py-grey clays bands interbedded lenses 1 to 2 per meter
397.9	400.7	Scarce calcite vnlts Trz of Py
400.7	401.4	Py 3% to 4% diss in thin bands and also diss.
401.4	404.3	Scarce 0.1 to 1 cm wide calcite vnlts, most as interbedded lenses.
404.3	404.6	Hangingwall of fault zone FG Py diss and in irregular microvnlts Py 2% to 3%
404,6	404.7	10 cm wide fault-vein 70º of c.a. with calcite-Py less quartz and trz of stibnite? up to 2 cm wide bands, also milled rock bands,
404.7	408.9	Footwall of fault-vein zone, folded and broken rock beds, broken calcite and trz of qtz up to 2 cm wide vnlts and lenses, FG Py irregular vnlts 0.1 to 0.2 cm wide. Also FG Py diss total Py 3%
408.9	410.57	Scarce broken 0.1 to 0.5 cm wide calcite and scarce qtz vnlts 75º to 85º of c.a. also thin <1 mm wide FG Py vnlts Py total 1%
410.57	415.0

Sandstone beds 1 to 5 cm wide few up to 20 cm wide, bedding 80 ºto 85º of c.a. PC alteration with wk white clay (sericite?) in fractures, scarce 0.1 to 0.2 cm wide calcite and trz of Py vnlts; trz of FG black with brown streak mineral Stibnite or Ag? in the calcite vnlts, vnlts 20º and 70º of c.a.

		411.80 Fault zone Bxed rock
		412.80 Fault at 30º of c.a.
		414.80 0.1 to 0.2 cm wide white clay (sericite) vnlts at 20º of c.a.
		414.8 2 cm wide irregular banded calcite vnlt at 30º of c.a.
415.0	419.5

Thin 0.1 to 1 cm wide bedding siltstone 90% at 80º to 85º of c.a.; scarce irregular 0.1 to 0.5 cm wide calcite vnlts at 10º to 30º of c.a. scarce 0.1 to 0.2 cm wide calcite with thin and irregular rims of FG Py lenses, Py trz in the interval

419.5	421.2	Irregular 0.1 to 1 cm wide calcite with trz of FG Pyrite vnlts at 0º to 20º of c.a. FG Py also in scarce up to 2 cm wide s.s. beds
		420.5-421.2 syngenetic deformation of beds irregular bedding, some fractured beds, calcite up to 2 cm wide irregular lenses following deformed bedding
421.2	422.16	Bedding at 75º of c.a.; scarce 0.1 to 0.4 cm wide calcite with scarce thin bands of FG Py lenses , also scarce Calcite and trz of Py vnlts at 50º of c.a.
422.16	423.5	Fold zone , beds 25º of c.a. , few 0.1 to 0.5 cm wide irregular calcite with trz of FG Py lenses
423.5	431.9	0.1 to 1 cm wide beds 60º to 70º of c.a. siltstone 95%, scarce 0.1 to 0.5 cm wide calcite lenses and few irregular 0.2 to 0.7 cm wide calcite vnlts at 35º to 45º of c.a. only trz of Py
431.90	438.0

Bedding 0.1 to 1 cm at 60º to 65º of c.a. weak Pc alteration; scarce calcite up to 1,5 cm wide lenses, scarce 0.1 to 0.5 cm wide calcite vnlts with trz of FG Py in thin bands at 20º of c.a. trz of FG Py micro beds. Total Py 1%

		435.6 to 436.4 cross and slump bedding features
		436.65 1 cm wide calcite with trz of Py at 45º of c.a.
438.0	438.8	Irregular calcite-cream light colour clays and less FG Py vnlts at 10º of c.a. 0.2 to 0.4 cm wide irregular calcite vnlts 30º of c.a. scarce 0.2 to 0.8 cm wide calcite-FG

4

		Py lenses, Py in the interval 1%
438.8	443.5	Bedding at 70º to 75º of c.a. scarce 0.2 to 1 cm wide calcite-clay-trz of FG Py lenses; scarce 0.2 to 0.4 cm wide calcite with trz of Py vnlts at 40º to 50º of c.a. less at 15º to 20º of c.a.
443.5	445.8

Sedimentary Bx, broken and rotated rock beds and calcite-Py vnlts; irregular 0.3 to 1 cm wide calcite-Py - trz of qtz and trz of black mineral Ag? vnlts; < 1 mm wide Py vnlts and fine diss, scarce small size calcite less qtz druses with cubic FG Py, Py in the interval 2% to 3%

		445.1 to 445,25 strong brecciated zone subangular rock fragments up to 3 cm long in a rock flour and calcite groundmass
445.7	447.6	Scarce calcite-clays and FG Py irregular 0.1 to 0.2 cm lenses and few same width vnlts at 30º to 50º of c.a. trz of Py
447.6	450.19	Scarce calcite-clays and anhedral FG Py 0.1 to 0.3 cm wide vnlts at 5º to 10º of c.a. few 0.1 to 0.3 cm wide Py lenses, bedding 80º to 85º of c.a.
450.19		End of Hole

5

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	April 28 / 2004
TO:	Tom Patton ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES	7 pages

Summary of DDH QTA-12-04; 699,417 E; 2,654,623 N, 340°/-60°, California Area (Option site M)

From	To	Description
0.00	9.14	Casing, No Core
9.14	11.54

Limestone Conglomerate, rounded to surrounded 1.0 to 1.5 cm long limestone clasts some up to 10 cm long in a groundmass formed by smaller 0.1 to 0.5 cm Lms, Slts, and few S.s fragments, some P-C or QSP altered, with wk oxidation to hematite less than 1%

11.54	12.10	Oxidized to a pale brown colour brecciated Caracol Fm. Trz of black Goethite
12.1	40.8	Oxidized to a brown reddish colour Caracol Fm, Slts 95% in 0.1 to 0,3 cm wide bedding at 75º to 80º of c.a. , Weak PC alteration,
		12.1 -13.1 m Scarce 0.1 to 0.3 cm wide calcite trz of hematite vnlts at 30º of c.a. , few 0.1 to 0.3 cm wide calcite lenses
		13.1 to 25.3 m Few 0.1 to 1 cm wide calcite- hematite and less brown colour clays vnlts 10º to 30º of c.a. few 0.1 to 0.4 cm wide calcite and trz of hematite lenses between beds.
		25.3 – 32.3 m 0.5 to 2.0 cm wide Bx zones subangular rock fragments in rock flour and calcite groundmass,
		28.1 m 3 cm wide fault zone, along bedding milled rock 1 cm wide pebble dike perpendicular to fault.
		32.3 -40.80 m Gray reddish colour oxidized Caracol Fm. thin bedding 0.1 to 0.5 cm wide wk Pc altered; few calcite < qtz and hematite calcite vnlts up to 3 cm wide 10º to 30º of c.a.
40.80		End of Oxidation Zone
40.8	44.81

Gray to dark grey colour Caracol Fm wk PC alteration; thin 0.1 to 1 cm wide bedding at 80º to 85º of c.a. scarce < 1mm wide calcite and trz of hematite vnlts 10º to 30º of c.a. scarce 0.1 to 0.3 cm wide calcite lenses

		43.15-44.81 m weak bleached zone light grey colour rock
		43.43 m fault at 70º of c.a.; 43.76 m 1 cm wide fault at 40º of c.a.
		44.26 m 0.6 to 1 cm wide calcite-trz of hematite vnlt at 30º of c.a.
44.81	55.35	Thin bedding at 80º of c.a. grey to dark grey slts 90% scarce s.s.; few calcite vnlts 30º to 50º of c.a.
		45.51-47.31 m wk bleached zone fault at 46.86 m
		52.7-53.2 m Wk bleached irregular 0.1 to 0.3 cm wide calcite vnlts few 0.1 to 0.2 cm wide interbedded lenses.
55.35	65.1	FG Py diss and thin < 0.1 cm wide lenses, Py total 2% to 3% scarce 0.1 to 0.3 cm

1

		wide lenses.
		55.35-55.55 m Wk bleached, irregular 0.1 to 0.5 cm wide calcite and trz of hematite vnlts 30º of c.a.
		56.15 m 5 cm wide fault gouge zone at 50º of c.a.
		59.85 m Fault zone 5 cm wide at 80º of c.a.
65.1	66.5	Wk bleached zone, 2 cm wide calcite lenses at 75º to 80º of c.a. FG Py diss up to 4% mainly at footwall of calcite lenses
66.5	76.25	Py 2% to 3% diss in very thin (micro < 1mm) interbedded lenses, scarce 0.1 to 0.8 cm wide lenses, scarce pebble dike up to 1 cm wide.
		73.28 m 10 cm wide bleached zone with trz of sericite by faulting.
		74.15 m 1 cm wide fault zone at 70º of c.a.
76.25	76.48	Fault gouge zone at 50º of c.a.; some rock fragments up to 5 cm long, fault plans milled Py
76.48	78.63	Bedding at 70º of c.a. few s.s. beds up to 4 cm wide beds with cross bedding features Py 1% in microvnlts.
		77.88-78.38 fault at 70º of c.a., broken calcite and scarce pink carbonate vnlts few up to 1 cm wide at 30º of c.a.
78.63	80.64	Fault zone at 10º to 20º of c.a. wk bleached, milled rock intervals up to 10 cm calcite-pink carbonate broken and deformed vnlts up to 1 cm wide. Py up to 5%, broken calcite vnlts
80.64	86.0	Py diss and in thin calcite vnlts at 70º of c.a. Py total 2%

81.3-83.17 m Fault zone gouge and Bx zones up to 15 cm wide with no deformed rock zones up to 60 cm along c.a. fault planes at 70º of c.a. few broken and irregular up to 2 cm wide calcite and less pink carbonate vnlts.

		83.17-86.0 m Thin bedding scarce 0.1 to 0.5 cm wide calcite with < 1mm border of FG Py, Py also in thin < 0.1 cm interbedded lenses, in faulted zones Py up to 3%.
86.0	90.2	Scarce Py < 1% diss and in micro-lenses
		86.7 m 4 cm wide bleached zone
		89.35-90.2 m Irregular Bxed zone irregular calcite in 1 to 2cm wide pebble dikes
90.2	109.2

Caracol Fm thin bedding at 85º to 90º of c.a. scarce s.s. beds up to 8 cm wide Wk P-C altered, scarce 0.1 to 0.5 cm wide calcite lenses, few 0.2 to 0.8 cm wide calcite vnlts at 30º to 50º of c.a. trz of Py.

		106.5 m 2 cm wide Pebble dike subangular 0.1 to 0.6 cm long rock fragments in calcite groundmass.
		107.65 m 1.5 to 2 cm wide irregular calcite lenses.
109.2	111.34	Thin bedding 85º to 90º of c.a. irregular calcite 0.1 o 0.5 cm vnlts in zones up to 10 cm along core axis, scarce 0.1 to 0.3 cm wide calcite vnlts 20º to 30º of c.a.
111.34	121.0	Siltstone 95% in thin beds <1 cm wide scarce s.s. beds.; scarce calcite 0.1 to 0.3 cm wide interbedded lenses, very scarce < 1mm wide calcite vnlts at 10º to 20º of c.a.
121-0	123.2	Wk bleached with sericite s.s. beds up to 10 cm wide, irregular up to 2 cm wide calcite deformed by faulting vnlts.
		123.1 m 5 cm wide fault zone at 85 º of c.a. wk sericite in walls of calcite vnlts
123.2	133.2	Thin bedding 80º to 85º of c.a. scarce 0.1 to 0.6 cm wide calcite vnlts at 30º of c.a.
		130.15 m irregular 1 to 3 cm wide calcite vnlts
		130.65-130.85 m Fault gouge zone milled and bxed rock scarce calcite < 1%
		132.90 m 0.1 to 0.5 cm calcite vnlts at 20º of c.a.
		133.10 m. 1cm wide gouge fault zone Py 2% to 3%
133.2	152.84	Thin bedding wk P-C altered Caracol Fm, bedding 75º to 85º of c.a.; scarce up to 5

2

		cm wide s.s. beds
		145.31-145.82 m FG Py diss 2% to 3%
		149.8 m Fault zone 1 cm wide at 20º of c.a.; scarce calcite fragments
		151.75-152.25 m irregular up to 1 cm wide calcite vnlts.
152.84	153.44	Py diss 2% to 3%
153.44	161.15	Thin bedding 80º of c.a. wk PC alteration, irregular bedding few up to 2 cm long s.s. lenses in siltstone beds.
		157.5 m Thin < 1 cm calcite vein inside a fault at 70º of c.a.
		158.25 m 8 cm wide Bx by faulting zone at 60º of c.a. trz of Py
		At 159.3,-160 and 160.5 m Bx zones by faulting up to 10 cm wide at 50º to 70º of c.a. scarce calcite fragments.
161.15	162.58	FG anhedral Py in thin < 1mm lenses at 70º of c.a. also FG diss Py total 2% to 3%
162.58	164.18	Scarce irregular calcite 0.2 to 0.6 cm wide vnlts, few 0.1 to 0.3 cm wide calcite lenses trz of to 1% Py
164.18	165.58

Fault zone fault planes at 30º of c.a. calcite and scarce pink carbonate irregular vnlts in walls of fault, also as irregular broken fragments in rock milled flour, calcite vnlts with small open spaces Py 2% to 3% mainly in < 1 mm wide lenses or beds.

165.58	168.39	FG anhedral Py in thin < 1mm wide interbedded lenses. 2% to 3%
168.39	169.93	Irregular Bx by faulting zones up to 20 cm wide, calcite irregular vnlts and also in milled groundmass Py 2% to 3%
169.93	173.0	Thin irregular Bx zones 1 t o 5 cm wide with irregular calcite vnlts Py 3% to 5% mainly in thin < 1mm lenses
173.0	177.72	Thin bedding 0.1 to 0.8 cm wide mainly siltstone beds (95%) at 75º to 80º of c.a. scarce calcite vnlts < 0.2 cm wide
		157.2 m 5 cm wide fault zone scarce calcite.
177.72	181.72	Fault zones 2 to 65 cm wide among no deformed up to 1 m wide rock blocks.
		177.72-178.47 m Bx by faulting zone scarce calcite subangular to angular up to 3 cm long rock fragments in a rock flour groundmass.
		178.8 m 1 cm wide fault zone, planes at 60º of c.a. scarce calcite fragments Py 1% to 2% in microvnlts
		179.35 m irregular 1 to 5 cm wide fault zone at 40º to 50º of c.a. scarce calcite fragments.
		180.02 180.32 m 30 cm wide irregular Bx by fault zone at 20º of c.a. scarce calcite bxed fragments.
		180.72-181.0 m Bx by fault zone rock fragments up to 5 cm long scarce 0.1 to 0.5 cm wide broken calcite vnlts thin < 1 mm wide FG Py bands in walls of calcite vnlts PY total 2% to 3%
		181.12-181.72 m Fault zone at25º of c.a. scarce calcite fragments, trz of sericite in calcite walls.
181.72	183.70	Thin bedding at 75º of c.a. scarce 0.1 to 0.2 calcite –FG Py vnlts at 40º of c.a. FG Py diss 2% to 3% also in < 0.1 cm wide lenses
183.7	185.2	Wk fractured zone few irregular fragments of thin calcite vnlts Py 2% to 3% in irregular thin vnlts and less FG diss
185.2	185.72	Bedding from 50º to 0º then 60º of c.a. FG Py in thin interbedded lenses 1% to 2%
185.72	197.20	Bedding 80º to 90º of c.a. scarce 0.1 to 0.5 cm wide calcite vnlts at 20º to 30º of c.a. scarce < 1 mm wide calcite lenses.
		193.1 m irregular bedding with 0.1 to 0.2 cm wide calcite lenses Py 1% to 2%
197.2	198.5	Few irregular calcite and less pink carbonate vnlts; FG anhedral Py 3% to 4%, small size pebble dikes 1 to 2 cm wide , with calcite groundmass Py 3%

3

198.5	199.2	Scarce 0.2 cm wide calcite< Py vnlts at 60º of c.a.
199.2	201.05	Fault Bx zones up to 75 cm along c.a. between no faulted block of rock up to 30 cm long; irregular calcite fragments up to 1 cm wide in general 0.1 to 1 cm long, Py 2% to 4%.
201.05	202.4	Irregular bedding s.s. beds from 1 to 3 cm wide at 65º of c.a. irregular 0.3 to 1 cm wide vnlts at bottom of the interval calcite
202.4	203.8	Fold zone bedding 0º to 10º of c.a.; 0.2 to 0.4 cm wide calcite vnlts
203.8	204.3	Bx Fault milled rock , subangular 0.1 to 1 cm long rock fragments fault planes 50º of c.a.
204.3	204.6	Thin bedding at 40º of c.a. scarce Py diss < 1%
204.6	204.95	Bx by fault 0.2 to 1 cm long surrounded rock fragments few up to 3 cm long in a milled rock flour , scarce calcite Py 2% to 3% diss.
204.95	207.25

Wk faulted rock ; irregular calcite-Py lenses and vnlts 0.3 to 1 cm wide with small open holes Py 3% to 4% diss, also FG Py as a thin film in calcite vnlts and lenses ; calcite vnlts mainly at 40º of c.a.

207.25	208.7	Py 1% in calcite vnlts, also FG diss in irregular 0.3 to 1 cm wide s.s. beds.
208.7	210.0	Fault abundant deformed calcite vnlts up to 1 cm wide Py in thin vnlts band diss up to 5%
210.0	214.25

Wk deformed by faulting rock, few thin 1 to 1.5 cm wide fault gouge zones, few calcite< Py vnlts and lenses 0.1 to 0.5 cm wide. Py in the interval 1% to 2%, calcite vnlts 0.2 to 0.6 cm wide at 20º to 30º of c.a.

214.25	233.90	Bedding 70º of c.a. scarce 0.1 to 0.2 cm wide calcite lenses trz of PY
		219.25 m 5 cm wide zone with irregular 0.2 to 1 cm wide calcite vnlts at 65º to 70º of c.a.
		224.8 m 3 cm wide fault zone at 30º of c.a.; 0.3 to 0.6 cm wide calcite vnlts.
		229.75-230.5 m 0.2 to 0.5 cm wide calcite vnlts 0º to 10º of c.a.
233.9	243.0

Bedding 40º to 50º of c.a. Py 4% to 5% scarce 0.1 to 0.3 cm wide calcite vnlts at 50º of c.a. ; increase of Py in irregular 0.1 to 0.2 cm wide vnlts also as a thin band in calcite vnlts, and VFG Py diss in interbedded < 0.1 cm lenses Py total 4% to 5%

		233.9-234.05 m 0.3 to 0.5 cm wide calcite vnlts; thin VFG Py bands in walls of calcite vnlts Py 3% to 5%
		235.70 m irregular 0.2 to 1 cm wide calcite with Py walls vnlts at 10º to 30º of c.a.
		236.46-236.90 m Fault zone milled rock and FG Py scarce calcite vnlts
243.0	245.65	Bedding 40º to 50º of c.a. Py 1% to 2%
		244.85 m irregular 3 cm wide fault zone calcite-Py broken vnlts.
245.65	247.0	Bedding 40º to 50º of c.a. FG Py in micro vnlts and thin < 0.1 cm wide lenses Py total 4% to 5%
247.0	249.8	Thin bedding at 30º of c.a.; 0.1 to 0.5 cm wide beds scarce up to 5 cm wide beds, scarce Py lenses and scarce 0.1 to 0.4 cm wide calcite , Py total 1% to 2%
		249.8 m Fault zone at 60º of c.a.
249.8	253.5	Bedding 30º to 0º of c.a.micro-vnlts of Py, also very thin lenses and FG Diss Py 3% to 4%, scarce 0.1 to 0.3 cm wide calcite vnlts.
253.5	253.8	Bedding 0º to 10º of c.a.
		253.8-254.3 m Fault Bx zone at 50º of c.a.; 0.1 to 2 cm long rock fragments in a milled rock flour FG Py diss 3%
253.8	255.12	Bedding 10º to 30º of .c.a. VFG Py lenses 3% to 4%; few 0.6 to 1 cm wide irregular calcite vnlts at 30º of c.a.
255.12	259.15	Bedding 10º to 5º of c.a.
		258.27 m Fault at 40º of c.a.

4

259.15	260.3	Bedding 0º to 15º of c.a. PC alteration
		259.7-260.3 m Fault zone , milled rock, scarce calcite; Py trz
260.3	262.1	Bedding 5º to 10º of c.a.
		260.6 m Fault at 20º of c.a.; FG Py and trz of cream colour clays (sericite?) thin vnlts at 30º of c.a.
262.1	263.0	Bedding at 0º to 5º of c.a. scarce 0.1 to 0.3 cm wide calcite-Py lenses
263.0	273.0	Wave bedding, fresh rock, beds grading from 30º to 50º of c.a. scarce calcite vnlts.
273.0	281.94	Wk Pc altered rock bedding 70ºof c.a. Few 0.1 to 0.3 cm wide calcite vnlts at 50º of c.a. scarce white to cream colour clays in calcite vnlts walls.
		274.9 m Fault at 50º of c.a.
		276.25 m Fault at 30º of c.a. , irregular 0.1 to 0.3 cm wide broken calcite vnlts
		281.68 m Fault at 30º of c.a., with a 1 cm wide Calcite-FG Py vnlt in centre of fault.
281.94	287.80	Kuc Fm Siltstone 80%, s.s. beds up to 8 cm wide, bedding in general 0.2 to 0.8 cm wide at 70º of c.a.; Wk P-C alteration, scarce calcite vnlts and less clays in irregular walls, vnlts at 40º of c.a.
		285.15 m Fault at 55º of c.a. only milled rock
		285.75 m irregular 0.3 to 0.8 cm wide calcite vnlts at 30º of c.a.
		286.70-287.10 m Fault zone, milled rock and calcite irregular fragments fault planes at 40º of c.a.
		287.10-287.80 m irregular 0.1 to 0.6 cm wide calcite and cream colour clays vnlts at 30º of c.a. scarce druse textures in few thin calcite vnlts.
287.80	292.75	Thin bedding siltstone 95% and < 1cm (5%) of sandstone beds at 75º of c.a.
292.75	293.10	Calcite irregular lenses among irregular sedimentary deposition of beds, few calcite 0.5 to 3 cm wide vnlts at 65º to 70º of c.a.
293.10	296.34	Scarce s.s. beds up to 15 cm wide, bedding at 75º of c.a., calcite irregular lenses among beds, also in thin 0.5 to 2 cm wide vnlts at 20º of c.a.
296.34	296.54	Bedding folded in close folds, Interval starts to 55º of c.a. changing to 0º of c.a., micro-chevron folds at 297.50 m; few < 0.1 cm wide irregular calcite vnlts.
296.54	300.84	Thin irregular bedding. 0.1 to 0.8 cm wide irregular s.s. lenses, scarce irregular up to 0.8 cm wide calcite lenses and few 0.1 to 0.3 cm wide calcite vnlts at 20º of c.a.
300.84	303.89

Folded and boxed in time of deposition features, s.s and less siltstone lenses; irregular calcite and scarce pink carbonate lenses, slump features, irregular and broken calcite vnlts up to 3 cm wide, pebble dikes 1 to 3 cm wide

303.89	309.35	Thin bedding at 70º of c.a.; 0.3 to 0.8 irregular sandstone lenses among lightly deformed thin siltstone beds, scarce 0.1 to 0.3 cm wide calcite vnlts; scarce 0.1 to 0.2 cm wide calcite lenses.
309.35	309.75	Irregular closed folded zone, syngenetic deformation features, as on instable base of sedimentation,, irregular 0.1 to 2 cm wide pebble dikes at 20º of c.a.
309.75	312.08

Irregular bedding at 70º to 75º of c.a. forming 0.3 to 1 cm wide s.s. lenses, few s.s beds up to 5 cm wide, few 0.1 to 2 cm wide calcite vnlts at 20º to 30º of c.a. small size pebble dikes; few hairline calcite vnlts at 40º to 50º of c.a

312.08	322.17	Bedding 70º to 80º of c.a.; Sandstone beds 0.5 to 2 cm wide, few up to 10 cm wide, s.s. 155 to 20% of total rock, wave bedding; scarce 0.1 to 0.8 cm wide calcite vnlts at 0º to 5º of c.a.
322.17	331.78	Bedding 60º to 70º of c.a.; siltstone 80º, s.s. 20º, few s.s. beds up to 30 cm wide, with scarce fragments of siltstone up to 1 x 4 mm; scarce 0.1 to 0.2 cm wide calcite vnlts at 30º of c.a.
331.78	335.15	PC alteration, FG Py in irregular thin ( up to 2 mm wide )bands in walls of calcite 0.3

5

		to 0.6 cm wide vnlts at 20º to 30º of c.a. also as irregular bands in few 0.2 to 1 cm wide calcite lenses. Py in interval 1%
335.15	337.41	Gray to dark grey siltstone , light grey colour s.s. beds up to 9 cm wide no Py in interval
337.41	339.80	Caracol Fm fresh to wk P-C altered silts 95% scarce 0.1 to 0.6 cm wide s.s. beds, bedding 70º of c.a. scarce 0.1 to 0.2 cm wide calcite vnlts at 35º of c.a.
339.80	342.40	Thin 0.1 to 0.6 cm wide bedding at 65º of c.a. silts 905, scarce 0.1 to 0.2 cm wide calcite vnlts at 30º to 40º of c.a.
		339.80 m 0.8 to 2 cm wide pebble dike at 30º of c.a.
		341.90 m Irregular 5 cm wide calcite with pebble dike walls at 20º of c.a.
342.40	345.41

Fault zone, planes at 50º to 60º of c.a. with zones of no broken rock up to 1.2 m wide; 35 cm wide Bx and sheeted rock in footwall, P-C alteration with trz of chlorite, Calcite< Py and trz of Sph? In few vnlts 0.1 to 0.5 cm wide , scarce calcite vnlts up to 6 cm wide in centre of fault; Py diss and irregular vnlts in milled rock zones, Py in the interval 1% to 2%

		342.51 m 2 cm wide calcite vnlt at 60º of c.a. formed by parallel 0.1 to 0.5 cm wide bands, Py thin bands and trz of Sph,
		345.0 m 6 cm wide calcite vnlt at 70º of c.a. irregular thin 0.1 cm wide Py bands in walls, calcite-Py in milled rock in walls of vnlt
345.41	346.3	Irregular bedding s.s. lenses up to 2 cm wide , scarce 0.1 to 0.3 cm wide calcite vnlts.
346.30	347.51

Bx by Fault zone subangular s.s. up to 5 cm long fragments in irregular beds of silts, broken calcite vnlts. Fault planes at 60º of c.a. to 348.0 m deep.; irregular calcite Pebble dikes up to 2.5 cm wide FG Py diss 1% to 2%

347.51	348.8	Few (3 to 4 per meter) 0.1 to 0.6 cm wide calcite vnlts at 20º of c.a.
348.8	357.00

Fault zone, Rock blocks up to 70 cm long, Bx zone 10 to 30 cm wide , irregular and fractured calcite vnlts; FG Py in calcite walls and also diss in milled rock. Py total 2% to 3%, calcite-Py vnlts 0.1 to 1 cm wide, trz of metallic black color mineral in calcite vnlts.

357.00	362.00

Caracol Fm Thin 0.1 to 1 cm wide siltstone 0% and less s.s. beds at 60º to 70º of c.a.; P-C alteration, irregular FG subhedral Py in 0.1 to 0.5 cm wide bands mainly in s.s, lenses. Py 4% to 5%; few 0.5 to 2 cm wide calcite vnlts at 0º and 30º of c.a., scarce 2 cm wide calcite irregular lenses. Fault planes at 359.6 m; 360.70 m; and 341.5 m.

362.0	366.0

Few s.s. beds up to 8 cm wide , grading from 60º to 45º of c.a.; scarce irregular calcite up to 1 cm wide vnlts at 20º to 30º of c.a., few irregular 0.3 to 1 cm wide calcite lenses, with thin pebble dikes zones, trz of Py diss

366.0	367.90	Fresh Rock wide s.s. beds up to 20 cm at 20º of c.a., few irregular and broken 0.1 to 2 cm wide calcite vnlts.
367.90	387.70	Caracol Fm , thin bedding fresh to wk P-C altered, scarce calcite 0.1 to 0.5 cm wide vnlts at 20º to 40º of c.a.; scarce irregular 0.1 to 0.3 cm wide calcite lenses
		378.60 m 1 to 1.5 cm wide Pebble dike at 75º of c.a.
387.70	388.60	Fold zone, irregular and small size 2 to 4 cm wide subangular rock fragments in calcite groundmass
388.60	392.88	0.1 to 0.5 cm wide beds of 80% silts and 20% of s.s. Beds at 60º to 70º of c.a., scarce up to 20 cm wide s.s. beds, scarce irregular 0.5 cm wide calcite vnlts at 40º of c.a.
		391.35 m 1 to 5 cm wide calcite pebble dike at 70 ºof c.a.
392.88	393.18	Zone with irregular up to 10 cm wide pebble dikes
393.18	398.40	Fresh to wk P-C altered Carcacol Fm, thin bedding 95% silts, at 70º of c.a., scarce

6

		calcite 0.2 to 1 cm wide vnlts at 30º and 60º of c.a.
398.4	401.42	Fresh S.S. ( 20%) beds 1 to 5 cm wide average, silts (80%) thin beds< 1 cm wide at 75º to 80º of c.a. trz of calcite 0.1 to 0.3 cm wide calcite lenses
401.42		End of Hole

7

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	May 03 / 2004
TO:	Tom Patton ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES

Summary of DDH QTA-13-04; 699,098 E; 2,652,373 N, 340°/-60°, Dolores Area (Option site New D1)

From	To	Description
0.00	3.05	Casing, No Core
3.05	11.62

Caracol Fm. Thin bedding 0.1 to 0.6 cm wide beds 98% silts, scarce <1 cm s.s. beds, bedding at 70º to 75º of c.a. wk P-C alteration wk bleached, oxidation to light brown colour; 0.2 to 1.5 cm wide vnlts of calcite-brown Goethite mainly in borders and also red Hematite, trz of MnOx, average 1 vnlt every 2 meters of core, vnlts at 15º to 20º of c.a.; few 0º to 5º and 70º of c.a.; scarce brown Geoth staining walls of vnlts. Few druse textures in calcite vnlts.

11.62	12.61	0.2 to 1 cm wide irregular calcite < Geoth-Hem vnlts about 3 vnlts per meter at 10º 20º and 50º of c.a.
12.61	15.80	Few 0.1 to 0.8 cm wide calcite – brown Geoth vnlts at 20º of c.a. also as thin lenses at 70º of c.a.
		15.80 m End of irregular oxidation zone, starts zones among oxidized vnlts with FG Py diss.
15.80	20.12	Mix zone 0.1 to 0.5 cm wide calcite<Geoth-Hem vnlts 2 to 3 per meter at 5º, 20º and 70º of c.a. rock between vnlts with irregular diss of FG Py.
20.12	23.85	Scarce very thin 0.1 to 0.3 cm wide calcite vnlts, trz of Goethite staining walls Trz of FG Py diss.
		23.85 m 1.0 cm wide calcite with anhedral Py in irregular borders at 30º of c.a., Py 1% to 2% diss in irregular small clouds. Up to 20 cm away from vnlt in the footwall.
23.85	26.20	Thin bedding silts 95%, at 70º to 75º of c.a. scarce calcite vnlts at 30º and 50º of c.a.
26.20	26.90	0.1 to 0.4 cm wide calcite vnlts with thin irregular Goeth bands , 4 to 5 vnlts per meter at 20º 50º and 70º of c.a.
26.90	28.10	0.3 to 0.8 cm wide calcite with irregular Goethite borders also in few lenses up to 3 cm wide.
28.10	30.33	Few s.s. beds up to 4 cm wide , scarce < 1 mm wide calcite with Goeth borders vnlts at 20º to 30º of c.a.
30.33	32.31	zone of thin (<0,6 cm wide) calcite with Goethite borders vnlts, 5 to 6 per meter scarce 1 cm to 5 cm wide vnlts with few Stibnite or Proustite needles at 30.80 m
32.31	35.50	Scarce 0.1 to 0.5 cm wide calcite, -trz of pink carbonate and trz of stibnite or proustite vnlts. .
35.50	36.76	Scarce calcite vnlts Thin bedding at 80º of c.a. grey to dark grey slts 90% scarce s.s.; few calcite vnlts 30º to 50º of c.a.
36.76	38.40	Stockwork of thin < 0.3 cm wide calcite –brown Geoth vnlts 10 to 12 per meter at 10º -30º and less 70º of c.a.
38.40	41.80	Stockwork with 1 to 4 cm wide vnlts formed by Calcite partially replace by Qtz - Brown Goethite and Hematite and small irregular spots of stibnite or proustite

1

		needles, at 30º to 40º of c.a. also thin 0.1 to 0.5 cm wide calcite-Geoth vnlts, FG Py diss 1% to 2%
41.80	42.47	Few (1 or 2 per meter) thin 0.1 to 0.2 cm wide calcite .Geoth in walls vnlts at 40º to 50º of c.a.
42.47	45.88	Stockwork zone of thin 0.3 to 0.6 cm wide calcite with Goethite walls and spots of red to purple Hematite vnlts mainly at 5º to 25º of c.a.
45.88	46.33	Irregular FG Py clouds diss 1% to 2%
46.33	46.43	10 cm wide irregular calcite partially replaced by fine crystal qtz and subangular rock fragments as Pebble dike Py 1% in < 1mm irregular bands.
46.43	48.05	Few irregular < 0.2 cm wide calcite vnlts.
48.05	51.00	Thin and irregular 0.1 to 1 cm wide calcite with less Goeth vnlts at 0º to 10º of c.a. , FG Py in 0.1 to 0.2 cm wide bands.
		48.55 m Fault zone at 60º of c.a., irregular 0.5 cm wide calcite –Py vnlts.
51.00	52.40

Fault Bx zone , planes at 60º of c.a. ; irregular calcite fragments , Py irregular vnlts 0.1 to 0.3 cm wide also in irregular thin bands in borders of some fragments In centre of the interval 6 cm wide calcite and fine grain crystalline qtz –Py and trz of black mineral Stibnite or Proustite veinlet at 50º of c.a.

52-40	61.57	Few (2 to 3 per meter) and thin (0.1 to 0.3 cm wide calcite and trz of brown mineral Sph? vnlts , in wk P-C altered thin bedded host rock , beds at 60º to 70º of c.a.
61.57	61.62	5 cm wide vein of Stibnite-Proustite or Argentite needles and trz of Sph and calcite vnlt at 60º of c.a.
61.62	62.23	Fault zone irregular milled rock and calcite vnlts fragments FG Py diss 3% to 4%
62.23	63.50	Bedding grading from 60º to 30º of c.a. FG Py in irregular clouds , in 0.1 to 0.2 cm bands and in irregular bands in 0.2 to 0.4 cm wide calcite vnlts
63.50	67.17	Bedding at 30º of c.a. Fractured rock with fault planes along bedding ; few irregular 0.1 to 0.3 cm wide calcite vnlts; Py in thin 0.1 to 0.3 cm wide lenses
67.17	68.40	Thin < 1mm wide “fractures” with white clay (sericite), scarce irregular 0.1 to 0.4 cm wide calcite in parts replaced by fine grain qtz, Py 1% mainly as thin irregular bands.
68.40	71.00	Few 1or 2 per meter , 0.3 to 1 cm wide calcite and trz of stibnite or proustite in very small needles staining to grey colour small irregular spots in the calcite vnlts at 30º to 50º of c.a.
		70.90 m Fault at 75º of c.a. Milled rock and scarce calcite irregular fragments
70.90	74.00	Scarce 0.1 to 0.5 cm wide calcite vnlts at 40º to 50º of c.a.
74.00	78.03	Bedding at 40º of c.a.; Few 0.1 to 0.3 cm wide calcite lenses with thin bands of FG Py.
		76.60 m 1 cm wide calcite with trz of Stibnite or Proustite needles and less Py vnlt at 70º of c.a. in fault plane
78.03	83.75	Kuc Fm thin bedding 95% silts, beds at 30º of c.a. wk P-C alteration, Bxed by faulting zones 5 to 20 cm wide.
		Faults at 78 20 m (5 cm wide) at 70º of c.a. ; 78.75 m (5 cm wide) at 60º of c.a. with calcite fragments. 79.70 m (20 cm wide) at 60º of c.a. with few calcite and Py diss.
83,75	84.12	Fault zone with a 0.5 cm wide Calcite with very thin << 1 mm dark grey bands sulfosalts? also Py bands.
84.12	86.43

Broken rock by faults at 85.0 to 85.20 m and 86.13 to 86.30 m at 30º and 70º of c.a. few up to 1 cm wide calcite with thin late quartz microvnlts Py and trz of sulfosalts vnlts at 50 to 60º of c.a. Py in the interval 1%

86.43	90.32	Less broken interval Fault at 86, 82 at 65º of c.a. and fault at 87.50, scarce irregular calcite fragments. 1 cm wide pebble dike, Py in the interval 1%

2

		89.80-90.32 m Irregular thin 0.1 to 0.2 FG Py vnlts Py total 2%
90.32	92.58	Bedding at 35º of c.a. Py 1% to 2% few thin 0.1 to 0.2 cm wide calcite Py irregular vnlts at 35º and 60º of c.a. few 2 to 7 cm wide calcite < Qtz and trz of ss vnlts .
		90.78 m 7 cm wide calcite < Qtz and trz of sulfosalts vnlt at 70º of c.a.
		92.23 m 5 cm wide Bx by fault zone at 65º of c.a.
		94.48 m 2 cm wide calcite < qtz and trz of ss vnlt at 60º of c.a.
92.58	95.70	Thin bedding at 30º of c.a. PC alteration; scarce 0.l to 1 cm wide calcite at 30º and 60º of c.a. Py 1% to 2%. In thin lenses
95.78	97.30	Few ( 1 vnlt per meter) 1 to 2 cm wide calcite, less qtz and trz of ss vnlts at 60º and 70º of c.a.
		95.78 m Fault at 60º of c.a.; 96.35 Fault with irregular 1 to 2 cm wide calcite-Py and trz of ss vnlt at 60º of c.a.
		97.30 m Fault with calcite vnlt at 70º of c.a.
97.30	99.96	Zone of faults up to 20 cm wide gouge Bxed zones , scarce fragments of calcite vnlts; fault planes 40º , 60º and 80º of c.a.
		98.25 m 4 cm wide calcite, broken rock and trz of ss vnlt at 50º of c.a.
99.96	105.80	Thin bedding grading from 30º to 70ºthen to 50º of c.a. s.s. beds up to 3 cm wide usually 0.1 to 1 cm wide , very scarce thin < 0.5 cm wide calcite vnlts no Py
105.80	114.0	Sandstone beds up to 30 cm wide, weak bleached, P-C alteration bedding 50º to 30º of c.a. bxed and milled faulted zones up to 1 m wide Py and calcite fragments, irregular up to 5 cm wide pebble dikes.
		106.80-107.15 m Irregular Calcite FG Py in thin bands and trz of ss vnlt with small pebble dike zones at 50º of c.a. perpendicular to bedding Py 3% to 5%

110.41-111.90 m Strong fractured and Bxed zone rotated fragments of rock, Fault planes mainly along bedding, irregular and broken calcite < qtz and trz of ss up to 2 cm wide vnlts , Py 1% trz of micro needles of Py? or AsPy?

		111.90-114.00 m Bx by fault zones up to 1 m wide with subhedral FG Py clouds and irregular lenses, Py in interval 35 to 45, broken and irregular calcite-Py vnlts.
114.00	123.40

Fresh to weak P-C altered rock, 98% silts, few 0.1 to 2 cm wide s.s. beds, bedding at 50º of c.a. , scarce (less than 1 per meter) thin 0.1 to 0.6 cm wide calcite< Py vnlts, mainly at 40º to 50º of c.a. very scarce up to 1 cm calcite lenses Py in interval < 1%

		120.50-121.00 m Py in irregular clouds 1 % to 2% and in thin calcite vnlts
123.40	123.75	0.6 cm wide calcite trz of ss vnlt at 40º of c.a.
123.75	126.60	Faulted zone, calcite and white clay ( sericite) an fault planes, broken and deformed thin 0.1 to 0.6 cm wide calcite vnlts, Fault planes 40º ,60º and 70º of c.a.
126.60	154.10	Kuc 85% to 90% silts, few s.s beds up to 25 cm wide with irregular bedding planes wk P_C alteration, very scarce 0.3 to 1 cm wide calcite trz of ss vnlts.
		127.70-128.60 m (2) Irregular 0.3 to 1 cm wide calcite and trz of ss vnlts at 20º and 30º of c.a.
		129.30 130.0 m Py 2% to 3% in thin < 2mm wide irregular vnlts also in lenses and in milled rock by fault at 129.40 m planes at 30º to 50º of c.a.
		129.64 m 0.4 cm wide calcite trz of ss vnlt at 50º of c.a.
		131.60-135.74 m FG Py in the < 2 mm irregular lenses, also in thin < 1 cm wide scarce calcite vnlts PY 2%
154.10	155.60	Syngenetic deformed slump zone formed by irregular and surrounded deformed calcite 0.1 to 1 cm wide bands in milled consolidated rock flour.
155.60	162.40	Thin bedding silts 95% , beds 80º to 85º of c.a. scarce and thin 0.1 to 1 cm wide irregular calcite< Py lenses.
162.40	162.70	Py 2% in irregular thin 1 to 2 mm wide calcite vnlts, FG Py folded lenses.

3

162.70	162.90

Calcite-Stibnite-Proustite? Vnlt at 60º of c.a., formed by 5 to 10 cm wide calcite bands in walls and a centre of 1 to 2 cm wide stibnite-proustite? Band, stibnite- proustite FG diss in calcite 5 cm footwall.

162.90	164.35	Irregular and broken calcite-Py and trz of stibnite and ss vnlt up to 4 cm wide Py 1% to 2%, Rock fragments in calcite as an irregular Pebble dike
164.35	166.00	Irregular FG Py clouds diss 1%
166.00	178.61

Thin bedding at 65º to 75º of c.a. 95% silts, fresh to wk P-c altered rock ; very scarce less than 1 per meter 0.1 to 1 cm wide s.s. beds, very scarce and thin < 1 cm wide calcite with scarce Py vnlts at 10º to 30º of c.a. , very scarce less than 1 per 2 meters calcite up to 1 cm wide lenses

178.61	185.90	Kuc Caracol Fm Silts 95% thin bedding at 60º of c.a. Fresh to wk P-C alteration scarce (2 in the interval) 0.1 to 0.5 cm wide calcite-Py and trz of ss? Vnlts at 30º and 60º of c.a.
185.90	187.15	Thin < 1mm wide calcite with white clays (sericite) fractures or vnlts at 10º to 20º of c.a.
187.15	187.35	0.5 to 1 cm wide calcite-sericite, FG Py vnlts at 5º of c.a. very thin fine grain black bands <<1 mm wide of ss? or milled rock?
187.35	187.50	Irregular 10 to 15 cm wide fault –vein zone with small size zones of Bx formed by thin bands of calcite partially replaced by quartz, milled FG Py and trz of very thin black bands of ss?
187.50	189.59	0.1 to 0.6 cm wide calcite –sericite? and small size zones of pebble dike , structure at 10º to 15º of c.a.
189.59	197.45

Kuc thin bedding 70º to 80º of c.a. 0.2 to 1 cm wide s.s. beds; fresh to wk P-C alteration; scarce (1 t o 2 per meter) thin 0.1 to 0.6 cm wide calcite –FG Py vnlts at 10º, 20º and 50º of c.a. Trz of FG Py diss mainly in s.s. beds, scarce VFG Py clouds, sericite in some thin fractures.

192.73-192.88 m Irregular Bx zone formed by calcite partially replaced by qtz, forming “blade calcite” textures FG Py and small size zones of Pebble dike thin irregular very thin black bands sulfosalts?

197.45	199.10	Sericite in very thin up to 1 mm wide calcite vnlts at 10º to 20º of c.a.
199.10	201.00

0.1 to 0.3 cm wide sub-parallel calcite –clays vnlts 20º of c.a. some small size calcite druse textures; FG Py in euhedral cubic Py vnlts 0.1 to 0.4 cm wide lenses at 70º of c.a. Py 1% in bottom of the interval

201.00	202.30	Increase size and amount of 0.3 to 1 cm wide calcite vnlts grading to a Bx zone at bottom of interval, anhedral FG Py 2% to 3% in irregular lenses and less in calcite vnlts
202.30	202.55

Bx zone formed by angular 0.5 to 2 cm long rock fragments, few fragments look like a porphyritic rock? in a milled mix of calcite-FG Py and less qtz groundmass Py up to 7% fault at bottom of interval at 60º of c.a. crossing beds. Sulfosalts in milled groundmass?

202.55	203.09	Irregular and few thin 0.2 cm wide calcite FG Py vnlts at 30º and 60º of c.a.
203.09	203.26	Vein of Calcite-FG Py- less qtz-stibnite-brown sphalerite and trz of chalcopyrite, sulfosalts and possible FG Galena at 70º to 80º of c.a.
203.26	205.45	Irregular up to 1 cm wide calcite with occasional blade textures, less qtz –anhedral FG Py vnlts in Stockwork
		204.76 m Fault at 30º of c.a.
205.45	207.80	Thin bedding at 65º of c.a. scarce 1 t o 2 per meter 0.1 to 0.3 cm wide calcite-Py lenses FG Py diss 1%
		207.80 m 3 cm wide calcite replaced by fine grain qtz, less FG Py in walls and trz of
		ss? vnlt at 70º of c.a.

4

207.80	225.00

Silts 90º few up to 3 cm wide s.s. irregular beds, bedding at 70º to 75º of c.a.; very scarce less than 1 to 2 per meter 0.1 to 1 cm wide calcite , thin bands of fine grain qtz and trz of FG Py vnlts and less lenses Py in interval 1%

225.00	227.00	Increase calcite thin lenses and few vnlts also Py from 2% to 3% in FG clouds and thin lenses, thin and scarce up to 2 cm wide pebble dikes in walls of calcite vnlts.
227.00	230.65	Py 1% in thin and scarce calcite up to 0.5 cm wide lenses
230.65	232.00	Thin 1 to 3 cm wide pebble dikes and small and irregular Bx zones formed by calcite-FG Py, Py in zones up to 5% in clouds and lenses
232.00	239.72	Thin bedding siltstone 90%, few up to 9 cm wide irregular beds of s.s.; bedding 70º to 75º of c.a.; very scarce 2 in the interval 0.4 to 0.8 cm wide calcite-Py and trz of ss vnlts along bedding.
		237.30-237.90 m Calcite irregular up to 1 cm wide vnlts as groundmass of consolidated sedimentary Bx, Py up to 4% diss
		237.45-237.50 m Fault-vein at 70º of c.a. Calcite-FG Py bands , Py 5%
239.72	254.81

Sandstone up to 80% of the rock, thin zones of thin banded siltstone; s.s. beds up to 3 meters along core axis, bedding 70º of c.a. wk QSPC alteration sericite in fractures, increase of Py vnlts, FG Py diss 1% with zones up o 2% mainly in top of the interval.

		246.0-246-93 m increase amount of 0.1 to 0.5 cm wide calcite FG Py vnlts at 5º to 10º of c.a.

246.93-248.67 m, Irregular calcite and less qtz -FG Py vnlts, forming Stockwork and pebble dike zones at 5º to 10º of c.a. in the whole core diameter; trz of very fine black mineral staining to dark grey calcite walls ss?

		248.67-249.55 m Calcite-less qtz FG Py bands and vnlts 0.1 to 0.6 cm wide at 20º and 60º of c.a.

249.55-250.80 m Few calcite druses in thin 0.1 to 0.5 cm wide vnlts at 10º of c.a. zones up to 15 cm wide of dirty sandstone deposition, siltstone irregular fragments up to 0.5 cm long in a dark grey colour groundmass

250.80-253.17 m Irregular thin 0.1 to 0.8 cm wide calcite, less qtz and white clays (sericite) vnlts forming up to 5 cm wide irregular Bx zones, zones up to 40 cm long with thin and few only calcite irregular vnlts in stockwork.

254.81	256.00

Thick up to 1.9 m wide s.s. beds wk QSPC alteration, sericite in fractures, Stockwork of 0.5 to 1 cm wide irregular and broken calcite and less FG quartz-Py vnlts druse textures Trz of s.s in very FG black spots? Py 1%

256.00	259.50	Only thick (up to 2 m along c.a.) beds of s.s. grey to light grey colour.
		257.80 m 2 cm wide calcite and milled rock lenses at 50º of c.a.
259.50	260.65	S.S. up to 1.9 m beds at 50º of c.a. Thin parallel to sub-parallel 0.2 to 2 cm wide irregular calcite with thin zones replaced by quartz and anhedral FG Py vnlts, trz of black mineral sulfosalts?
260.65	266.40

S.S. 60% to 70%, up to 1.8 m along c.a. beds, wk QSPC alteration, sericite in fractures 5º to 10º and 50º to 60º of c.a. few (1 per meter) 0.3 to 1 cm wide irregular calcite less qtz-Py vnlts at 10 to 20º of c.a. and 50º to 60º of c.a. scarce up to 1.5 cm wide calcite forming druse textures vnlts FG Py clouds in dirty zones of s.s. siltstone up to 0.8 cm wide fragments in dark grey groundmass

266.40	277.20	S.S 70% to 80% bedding at 60º of c.a. wk QSPC
		273.60-276.15 m Py 1% in thin 0.1 to 0.2 cm wide vnlts also in thin 0.1 to 0.5 cm wide calcite vnlts.
		276.15 m Fault Bx zone 4 to 6 cm wide at 10º of c.a.
		276.15-277.20 m Calcite druses in thin 0.2 to 0.4 cm wide vnlts with euhedral Py.
277.20	278.35	Kuc grey to dark grey colour Siltstone 70% to 75%, few with irregular borders 0.5

5

		to 3 cm wide s.s. beds deformed by slump features P-C alteration, thin <1 cm wide calcite-Py irregular and vnlts , broken calcite and rock by sedimentary recitation. Py in interval 1% to 2%
278.35	285,00	Thin bedding 0.5 to 1 cm wide, 85% silts bedding at 60º of c.a. wk P-C alteration
		278.35-281.90 m FG Py 2% in few calcite vnlts, also as irregular and small clouds or in scarce up to 0.8 cm wide lenses.
		281.80 m Py 1% few irregular and broken by slump features 0.3 to 0.8 cm wide calcite vnlts
285.00	285.80	Calcite druses with crystals up to 0.5 cm long in irregular 0.5 to 2 cm wide vnlts at 10º to 20º of c.a.
285.80	288.20	Very FG Py diss 1%, scarce 0.1 to 0.3 irregular calcite vnlts and lenses at 30º and 60º of c.a.
288.20	290.60	Irregular bedding wk P-C alteration few 0.1 to 1 cm wide calcite vnlts, druse textures, vnlts at 50º and 60º of c.a. trz of Py
290.60	291.80	Bedding 0º to 10º of c.a. Wk P-C alteration few 0.1 to 1 cm wide calcite vnlts.
291.80	300.10	S.S. 30% silts 70%, bedding from 50º to 20º of c.a. scarce up to 2 cm wide Pebble dikes at 50º to 70º of c.a. scarce < 1% Py few 0.6 to 1 cm wide calcite vnlts 20º to 30º of c.a.
300.10	301.50	Silts 90%, irregular 0.5 to 4 cm wide calcite vnlts at 30º to 40º of c.a. druse textures
301.50	308.40	Silts 95% bedding 15º to 20º of c.a. Fresh to wk P-C alteration, very scarce calcite 0.1 to 0.4 cm wide calcite vnlts and in irregular lenses (less than 1 per meter)
308.40	310.00	Wk sericite in fault zone and in walls of few calcite vnlts
		308.40-308.70 m Fault zone, at 50º of c.a.
310.00	311.40	Silts 90%, bedding 20º of c.a. scarce 1 to 2 per meter 0.2 to 0.5 cm wide calcite vnlts at 40º of c.a.
311.40	312.80	Few (4 to 5 per meter) thin 0.5 to 1 cm wide calcite-FG Py vnlts

312.08 m Bx by fault with irregular calcite vnlts fragments and 0.1 to 1 cm long angular rock fragments few with calcite vnlt in borders in rock flour, Calcite. FG Py bands at 60º -70º of c.a. Py in interval 1% to 2%walls of calcite

312.80	316.65	Silts 90%, wk P-C alteration, bedding at 20º of c.a. , few banded calcite vnlts up to 3 cm wide at 0º to 30º of c.a. few thin 0.2 cm wide calcite lenses
316.65	324.50	Siltstone thin beds with irregular bedding planes at 5º to 15º of c.a. , scarce (less than 1 per meter) 0.1 to 0.3 cm wide calcite vnlts, trz of FG Py diss.
324.50	326.80	Bedding 10º to 20º of c.a. silts 95%; Wk Pc alteration scarce 0.1 to 0.2 cm wide calcite vnlts at 40º and 60º of c.a. irregular thin calcite lenses, very scarce FG Py clouds.
326.80	329.00	Bedding 20º to 30º of c.a. Few 0.2 to 1 cm wide calcite vnlts at 15º to 30º of c.a.
329.00	333.00	Siltstone thin beds at 30º to 40º of c.a. scarce 0.1 to 0.3 cm wide calcite vnlts at 55º of c.a. Py < 1% FG diss in thin intervals in walls of calcite vnlts.
333.00	335.50	Increase amount of 0.1 to 0.5 cm wide calcite vnlts at 30º .40º and 60º of c.a. Druse calcite in few vnlts.
335.50	336.80

Wk QSPC alteration increase of sericite in fractures and in walls of thin calcite vnlts and fractures 10º 40º and 60º of c.a. . FG Py in irregular thin vnlts also with calcite very fine Trz of ss? In calcite vnlts, Py < 1%

336.80	343.00	S.S. 30% bedding at 20º to 40º of c.a. few up to 20 cm wide s.s. beds, irregular calcite 0.2 to 0.6 cm wide calcite vnlts 2 to 3 per meter,
343.00	346.25	Silts 90%, irregular bedding plans at 50º of c.a., some irregular and broken calcite vnlts with thin and wk sericite walls, 0.1 to 1 cm wide calcite vnlts, trz of FG Py in calcite.
346.25	352.05	Kuc Fm , Silts 90% thin irregular < 1 cm bedding at 60º to 70º of c.a.; Fresh to Wk

6

		P-C altered rock , scarce (1 to 2 per m ), 0.1 to 0.3 cm wide irregular calcite vnlts at 30º of c.a., and lenses, trz of FG Py diss in walls 1 to 2 cm away of calcite vnlts
		348.05 m 0.3 to 2 cm wide calcite with thin bands of milled rock at 60º of c.a.
352.05	355.10	Increase to 2 or 3 per meter of irregular0.1 to 1 cm wide calcite vnlts.; VFG Py diss in thin lenses Py 1%
		354.50 m 0.5 to 2.5 cm wide druse calcite< Py vnlt at 15º top 25º of c.a.
355.10	361.95

Kuc Fm Silts 85º to 90º Deformed by sedimentation irregular bedding in places to 0º to 10º of c.a., bedding in general 50º to 70º of c.a.; scarce irregular up to 5 cm wide s.s. beds, VFG Py diss in irregular bands 0.1 to 1 cm or forming small size clouds Py in interval 1% few irregular 0.1 to 0.4 cm wide calcite vnlts and lenses, scarce up to 1.5 cm vnlts with druse textures.

361.95	363.85

Silts 80% to 85%, zones of deformed bedding between regular thin beds at 60º of c.a., scarce up to 15 cm wide s.s. beds, fresh to wk P-C alteration, scarce less 1 per meter, 0.1 to 0.5 cm wide calcite vnlts and lenses trz of VFG Py diss in thin bands.

363.85	365.00	Irregular bedding planes, s.s. beds up to 25 cm wide, few calcite < Py in 0.3 to 0.6 cm wide vnlts and lenses VFG Py diss in thin bands, 1%
		364.44 m 6 cm wide calcite-Py lens
365.00	370.70

Bedding with a series of nearby small displacements, very scarce 0.1 to 0.3 cm wide calcite vnlts and lenses, scarce thin zones of light green colour clays in walls of deformed calcite lenses, VFG Py diss in small clouds mainly in irregular s.s. lenses. Py 1% to 2%

370.70	373.09

Kuc Fm fresh to wk P-C altered, irregular bedding with small displacements, very scarce 0.1 to 0.4 cm wide calcite < FG Py vnlts at 40º of c.a. or in thin 0.1 to 0.3 cm wide calcite lenses, scarce FG Py diss in small clouds, 1%

373.09	376.50

Few 1 per meter, 0.3 to 1 cm wide calcite FG Py vnlts at 60º and 70º of c.a., irregular folded thin 0.1 to 0.3 cm wide calcite bands, few with up to 4 cm wide walls of light green colour clays, VFG Py diss in thin < 1 cm lenses and small clouds Py 1%

376.50	382.15	Kuc Fm siltstone 95%, very scarce 1 to 2 cm wide irregular s.s. beds, scarce calcite vnlts at 25º to 30º of c.a. trz of FG Py diss in thin bands and clouds mainly in the s.s. beds.
382.15	382.83	Irregular up to 1 cm wide 3 calcite vnlts in the interval, 1 of them with trz of FG stibnite, or s.s?, vnlts at 10º, 30º and 40º of c.a. light green colour clays in few walls of calcite vnlts.
382.83	385.88	Scarce 0.1 to 0.6 cm wide calcite < Py vnlts at 45º of c.a. and lenses at 60º of c.a. FG Py in irregular < 0.5 cm long lenses, and VFG Py diss in thin bands Py total 1%
385.88		End of Hole

7

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	May 10/ 2004
TO:	Tom Patton ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES

Summary of DDH QTA-14-04; 698,728E, 2,652,442 N, 340°/-60°, Dolores Area (Option site west of D2)

From	To	Description
0.00	4.27	Drilled with Tricone bit , No Core Casing
4.27	20.00

Kuc Fm. 50% S.S in up to 45 cm wide beds, silts 0.1 to 1 cm wide in zones up to 80 cm wide, bedding at 60º of c.a. Wk bleached. Wk P-C alteration; 0.4 to 1.2 cm wide calcite with thin walls of Goeth<Hem vnlts at 30º , 50º and 60º of c.a. zones of Stockwork up to 2m along c.a.

		4.27-5.28 m Calcite-Goeth 0.3 to 1 cm wide vnlts in Stockwork
		5.28-6.90 m Wk silicified siltstone, few 0.1 to 0.4 cm wide calcite–Goeth vnlts and lenses, 6.17 m Fault 10 cm of gouge at 70º of c.a. in milled rock and Goeth groundmass.
		6.90-7.70 m (4) 0.4 to 0.8 cm wide calcite –Goeth vnlts at 40º of c.a.
7.70	10.00

7.70-10.00 m S.S. beds up to 50 cm along c.a.; few 0.1 to 0.2 cm wide calcite vnlts , faults at 8.43 m and 8.75 m and 10.00 m (70º of c.a.); Goethite<calcite in few vnlts 20º and 50º of c.a. in bottom of the interval.

		10.00- 12.75 m 0.2 to 1 cm wide Goethite < Hematite < Calcite vnlts ( 5 to 8 per meter ) at 30º, 50º to 60º of c.a.
		12.75 - 14.75 m -Scarce 1 to 2 per meter thin 0.1 to 1 cm wide calcite with thin Goeth bands vnlts at 30º and 40º of c.a.
		14.75 -16.75 m 1 to 2 per meter, thin 0.1 to 1 cm wide calcite < qtz with Goeth and less Hematite vnlts at 30º and 40º of c.a.

16.75-20.00 m Wk silicification in silts beds to a light grey colour; thin 0.1 to 0.4 cm wide. calcite-Goeth< Hem vnlts at 10 to 20º of c.a. and 60º to 70º of c.a.; zones with anhedral Py diss 1%, also Py in thin bands in calcite vnlts.

20.00	26.05	Kuc Silts 95% scarce s.s. beds, irregular thin bedding at 50º to 70º of c.a., very scarce calcite and trz of Goeth vnlts at 20º to 30º of c.a., oxides only in fractures and vnlts.
26.05	27.32	Silts wk bleached, 0.5 to 3 cm wide calcite< Qtz, Py-Goeth< Hem vnlts every 10 to 20 cm of core, few up to 1.5 cm wide pebble dikes in walls of vnlts.
		26.40 m Fault vnlt at 50º of c.a.
27.32	33.90	Kuc Fm scarce 0.1 to 0.7 cm wide calcite< Py-Geoth vnlts at 50º of c.a.
33.90	35.34	Silst 90%, 0.5 to 3 cm wide calcite with up to 5 cm wide pebble dike zones, forming a 13 cm wide zone
35.34	36.50	Zone with irregular calcite vnlts up to 2,5 cm wide with druse textures less Hematite –Goethite at 65º of c.a. Goeth in hairline parallel lenses also Goeth diss 1% to 2%

36.50	43.59

Scarce calcite vnlts with thin < 1 mm wide Goeth bands of partially oxidized Py: few 0.1 to 1.5 cm wide calcite-Goeth vnlts at 40º of c.a. FG Py in thin irregular bands mainly in walls of calcite vnlts, also FG Py 0.2 to 0.3 cm wide lenses, Py in interval 2% microvnlts of Goeth.

43.59	45.57	Fault zone with irregular calcite-Goeth Hematite and trz of thin fine grain black oxide? Ss? Vnlts. MnOx trz; irregular 1to 1.5 cm wide Bx zones
45.57	48.60	P-C altered rock: abundant Goethite microvnlts in shear by fault zone, few irregular open spaces with calcite-VFG Py bands, partially oxidized red to black colour Hematite vnlts at 10º of c.a.
48.60	49.80	Zone with (6) 0.5 to 8 cm wide calcite less qtz < Py partially oxidized to Goethite and trz of ss? vnlts at 40º to 60º of c.a.
49.80	50.80	Fault gouge zone at 50º to 60º of c.a. milled rock, scarce calcite –Py vnlts fragments; Py irregular 0.5 to 2 cm long mainly in walls of vnlts, Py in interval 2%
50.80	52.10	Siltstone partially stained to light brown colour by abundant micro to 0.2 cm wide calcite-Goeth vnlts.
52.10	55.20

Fault –vnlts zone, bands 5 to 10 cm wide Calcite and trz of s.s. at 70º of c.a., Zones up to 10 cm wide of gouge and up to 20 cm wide of BX, Py 3% in the interval, Py irregular up to 5 mm wide bands in calcite vnlts , trz of FG black mineral ss?

55.20	57.30

Folded and Fractured zone, thin silts beds from 30º to 0º of c.a. then 20º ; thin 1 to 5 cm wide fault gouge zone ,along bedding, milled rock with FG anhedral Py diss, in irregular bands and clouds 4% to 5%

57.30	57.70	Fault gouge zone, calcite and trz of ss in irregular and broken vnlts, milled rock and FG Py groundmass Py 2% to 3%.
57.70	58.40	Few Py-calcite vnlts at 30º to 40º of c.a. FG Py irregular thin lenses Py 2%
58.40	62.75	Scarce calcite irregular 0.1 to 0.5 cm wide vnlts Py trz, less deformation by faulting than last interval Py < 1%; Fault planes along bedding also 0º to 10º of c.a.
62.75	65.43	Fault zone with irregular 2 to 10 cm wide calcite scarce qtz , Py and trz of ss vnlts, 1 to 5 cm wide pebble dikes zones, Fault and vnlts at 50º to 70º of c.a.
65.43	76.26

Thin < 1 cm wide mainly silts beds at 70º of c.a. , few irregular 0.1 to 1 cm wide s.s. lenses, Wk P-C alteration scarce ( less than 2 to 3 per meter) 0.1 to 0.6 cm wide calcite< Py vnlts and lenses, Py partially oxidized to Goeth, Vnlts at 30º to 40º of c.a.

		69.00 m Irregular 1.5 cm wide band formed by 0.1 to 0.3 cm wide calcite bands. Goethite staining up to 40 cm along c.a.
76.26	81.35	Pebble dikes up to 10 cm wide , 0.2 to 2,0 cm wide calcite < sericite in walls and trz of Py vnlts at 0º to 20º of c.a.
		79.50-81.35 m Dark brown Goethite oxidation and trz of tan colour Jarosite? Boxworks of Py?
81.35	84.50	Thin Silts beds 0.1 to 1 cm wide at 45º to 50º of c.a. very scarce and thin < 1 mm wide calcite vnlts at 30º and 50º of c.a.
84.50	86.10	Thin silts beds at 50º of c.a. Wk P-C alteration, wk sericite in walls of scarce 0.1 to 0.7 cm wide calcite vnlts at 20º to 30º of c.a. or lenses.
86.10	92.00	Less than 1 per meter 0.2 to 0.4 cm wide calcite vnlts and lenses trz of FG Py in calcite vnlts
		90.00-90.20 m Shear zone Wk foliation along irregular bedding.
92.00	94,80	Irregular up to 3 cm wide calcite with thin pebble dikes walls at 5º to 10º and 30º of c.a. irregular hairline black bands in walls of calcite vnlts ss?

94.80	105.77

Silts 95% in irregular <1 cm beds wk P-C alteration; bedding at 70º of c.a., scarce less than 1 per meter irregular 0.1 to 0.6 cm wide calcite vnlts at 40º and 50º of c.a., druse textures. Trz of hairline black bands in calcite vnlts. Ss?

105.77	119.70

Kuc Fm, thin bedding silts 98%, very scarce < 0.5 cm wide s.s. beds, bedding at 50º to 60º of c.a. Fresh to wk P-C alteration,; very scarce less than 1 per meter, very thin 0.1 to 0.3 cm wide calcite and trz of FG Py in walls vnlts at 30º and 60º of c.a.

		118.30 m Fault along bedding at 80º of c.a. with irregular 0.1 to 0.5 cm wide calcite lenses.
119.70	120.00	Irregular up to 2 cm wide Pebble dike and sub parallel 0.5 to 0.8 cm wide calcite vnlts at 40º to 60º of c.a.
120.00	124.00	Silst irregular thin beds at 30º to 60º of c.a. Very scarce calcite thin vnlts. At 70º of c.a.
124.00	127.40

Irregular with wave features and folded thin beds of silts , few up to 0.8 cm wide s.s. beds, two folds in interval bedding starts at 60º then 0º-45º again 0º and last 30º of c.a. 2 to 3 cm wide calcite less qtz in the centre vnlt, qtz fine grain forming small druses, also replacing part of the calcite, small pebble dikes zones, structure at 0º to 25º of c.a. in axis of fold few 0.3 to 1 cm wide irregular calcite vnlts at 60º and 70º of c.a. and 30º of c.a.

		125.50 and 125 .70 m Faults at 30º and 70º of c.a. respectively
		126.70-127.40 m VFG Py diss in thin < 1 mm bands Py 1%
127.40	136.60	Irregular bedding planes, silts 95%, few up to 2 cm wide s.s. lenses, bedding at 60º of c.a.
		131.60 m 6 cm wide Fault zone at 60º of c.a., crossing bedding, 2 cm wide
		gouge, 4 cm of irregular 0.5 to 0.8 cm wide calcite < FG Py lenses, Py 2%
		136.60-134.00 m Thin 1 mm wide FG Py bands also in small clouds Py in interval 1%
		134.00 m Fault at 15º of c.a. thin 0.1 to 0.3 cm wide calcite and trz of sericite in walls vnlts at 0º to 10º of c.a.
136.60	139.55	S.s. beds up to 43 cm along c.a. bedding at 60º to 80º of c.a. ; 0.2 to 0.6 cm wide calcite with sericite in walls vnlts at 10º to 30º of c.a.
139.55	140.60	0.3 to 0.5 cm wide calcite vnlt at 30º of c.a.
140.60	148.74	S.S. irregular beds up to 1 m along c.a. , scarce 0.1 to 1 cm wide irregular calcite and trz of FG Py vnlts at 25º and 70º of c.a.
148.74	149.74

Fault along beds, 9 cm wide of irregular 0.1 to 1 cm wide calcite bands, 13 cm of Bx with rounded Rock fragments and less irregular calcite bands-FG Py diss in a rock flour groundmass, rest of fault zone of shear with irregular 0.1 to 0.5 cm wide calcite folded vnlts

149.74	151.60

Kuc silts 98%, scarce < 0.5 cm wide s.s. beds, wk P-C alteration, some (6 to 8 per meter) thin 0.1 to 0.3 cm wide irregular calcite-FG Py vnlts and lenses, Py also in irregular up to 1.5 cm wide lenses or as small size clouds. Py 1% to 2% in the interval.

151.60	159.20

Silts 95% fresh to wk P-C alteration trz of sericite in few calcite vnlts walls, very scarce thin 0.1 to 0.2 cm wide calcite-FG Py vnlts and lenses Faults at 154.25 m, 154.53 m, 156.20 m, 157.00 m, 158.45 m

159.20	164.40	Silts 98% bedding at 60º of c.a. trz of very thin < 1 mm wide calcite vnlts 1 calcite lens 0.5 cm wide.
164.40	166.40	Silts 98% to 95% thin beds at 60º of c.a. scarce 1 per meter. 0.3 to 0.4 cm wide calcite vnlts at 15º of c.a.

166.40	169.30	Scarce calcite vnlts on 3 cm wide calcite FG anhedral Py lens with walls of light green colour clays walls.
169.30	171.40

Bedding at 50º of c.a. Broken by faulting zone, fault planes at 30º , 60º and also along bedding, thin sericite film in walls of some fractures, also in walls of few up to 1 cm wide FG Py in irregular and broken calcite vnlts Py 2% to 3%

171.40	176.45	Silts 98%, thin bedding at 55º to 60º of c.a. fresh rock
176.45	177.00	Consolidated old fault zone, irregular and broken calcite lenses and vnlts 0.1 to 0.5 cm wide, thin < 1mm bands of FG Py 2%.
177.00	191.10

Fresh Kuc Fm bedding 55º to 60º of c.a. silst 90% 0.2 to 0.5 cm wide scarce s.s. beds, very scarce and thin < 1mm wide calcite with thin fine grain rock bands. One 32 cm wide calcite thin FG rock bands at 187.43 m

191.10	191.20	1.2 to 1.5 cm wide calcite –Py and trz of sulfosalts vnlt at 40º of c.a.
191.20	196.90	Increase amount and width ness of s.s. beds up to 3 cm wide, bedding at 55º of c.a. silts 85% to 90%, few 0.1 to 0.6 cm wide calcite – Trz of FG Py vnlts at 30º and 60º of c.a.
196.90	197.20	Fault zone Calcite less FG Qtz < sericite –Py irregular and broken vnlts, small druse textures, Trz of black mineral staining vnlts ss?
197.20	199.80

Silts beds 80% to 85%, s.s. up to 8 cm wide beds, usually 0.1 to 2 cm wide, fresh to wk P-C altered rock: bedding at 50º of c.a. very scarce less than 1 per meter 0.2 to 0.4 cm wide calcite vnlts and lenses at 40º of c.a.

199.80	203.40	s.s. beds up to 80 cm along c.a., fresh rock beds at 50º to 70º of c.a.
		199.80 m 3 cm wide banding calcite FG Rock in thin irregular bands FG Py lens
203.40	204.80	Some irregular calcite up to 3 cm wide vnlts thin pebble dikes, broken calcite vnlts.
204.80	209.00	Silts 80%, s.s. 20%, irregular up to 3 cm wide s.s. beds at 55º to 60º of c.a. few irregular 0.1 to 1 cm wide calcite. FG anhedral Py vnlts at 30º to 40º of c.a.
209.00	209.95	Calcite-sericite thin vnlts at 10º of c.a.; 0.5 to 2 cm wide irregular calcite less FG Quartz replacing calcite FG PY and trz of ss? Vnlt at 10 ºof c.a.
209.95	211.95	Thin bedding at 65º of c.a. silts 90%, thin 0.2 to 0.8 cm wide s.s. lenses, scarce 0.1 to 0.5 cm wide calcite vnlts.
211.95	212.45	Irregular calcite partially replaced by FG quartz-Py sericite and trz of ss? Vnlts with parallel pebble dikes up to 5 cm wide at 20º of c.a.
212.45	215.49	Thin bedding at 60º of c.a., scarce 0.1 to 0.6 cm wide calcite-sericite vnlts at 30º of c.a. few calcite lenses.
215.49	217.28	Kuc Fm wk P-C alteration wk bleaching mainly in s.s. beds, s.s. up to 7 cm wide beds at 50º to 60º of c.a. , few thin < 0.5 cm wide calcite-FG Py vnlts and trz of ss in Stockwork
217.28	219.70	Silts 95%, thin bedding, scarce 0.1 to 0.5 cm wide calcite FG Py lenses.
219.70	219.90	Small size Calcite-FG Py and thin black bands of rock? or ss? in walls vnlts at 50º, sericite in calcite walls.
219.90	228.55	Few up to 30 cm wide s.s. beds, usually 0.5 to 1 cm wide; bedding at 60º of c.a., fresh rock to wk P-C alteration: scarce thin < 0.5 cm wide calcite-FG Py vnlts and lenses.
		224.50-224.70 m Calcite < Py pebble dike up to 1,5 cm wide , irregular 0.3 to 0.5 cm wide calcite lenses.
228.55	228.80	Fault gouge zone, scarce fragments of calcite vnlts in milled rock flour, fault planes at 65º and 75º of c.a.
228.80	235.20	Silts 90%, scarce up to 15 cm wide s.s. beds, bedding at 60º of c.a., very scarce < 0.1 cm wide calcite vnlts and lenses

		229.00 m 0.5 cm wide Pebble dike at 50º of c.a.
235.20	235.90	Irregular Stockwork zone of 0.3 to 1 cm wide calcite partially replaced by fine grain Qtz- Py and ss vnlts , few vnlts up to 2 cm wide
235.90	239.20	Increase width of s.s. beds up to 65 cm wide, PC alteration with some sericite in walls of vnlts, few irregular up to 2 cm wide calcite lenses-anhedral FG Py clouds, and in irregular bands in calcite.
239.20	239.40	Consolidated shear zone, irregular calcite up to 2 cm wide bands, wave shape bands of fine grain rock bands. ( slump zone)
239.40	242.20	S.S. beds 80% to 90%, in thick beds, few 0.1 to 0.4 cm wide calcite-sericite< Py and trz of ss vnlts at 30º and 50º of c.a.
242.20	243.00	Shear zone calcite and fine grain sediment in irregular wave shape Py 1% to 2% in interval
243.00	246.00	S.S. beds up to 2 m wide, wk bleaching, calcite partially replaced by qtz- sericite- FG Py and trz of ss < 0.6 cm wide vnlts at 20º to 40º of c.a.
246.00	248.00	Only s.s thick beds wk QSPC; stockwork of < 0.5 cm wide calcite partially replaced by qtz-sericite in walls trz of Py and trz of ss vnlts, few up to 2 cm wide; vnlts at 20º and 50º of c.a.
248.00	249.30	S.S thick beds; wk QSPC alteration stockwork of irregular calcite-partially replaced by qtz-Sericite< Py and trz of ss vnlts , Py 1%
249.30	253.00	S.S. thick beds , scarce 0.3 to 0.8 cm wide calcite-Py trz of ss vnlts at 55º of c.a.
253.00	253.10	5 cm wide siltstone bed with thin irregular lenses of anhedral very FG massive Py with a dark brown colour, also medium size grain anhedral yellow colour Py. Py in interval 8% to 10%
253.10	253.50	S.S. thick beds scarce 0.1 to 0.3 cm wide calcite-Py vnlts at 30º of c.a.
253.50	254.30	Silicified silts irregular lenses: QSPC alteration 8 cm along core axis of sedimentary? Bx; small qtz –druses. Anhedral very FG massive in thin irregular lenses. ss fine grain diss?
254.30	254.80	20 cm wide zone of silicified silts irregular lenses FG Py lenses and irregular calcite < qtz vnlts, trz of dark grey fine grain mineral ss?
254.80	260.80	S.S. thick beds up to 1.80 m along the core axis, few 1 or 2 per meter thin 0.3 to 1 cm wide calcite < sericite and FG Py bands at 50º of c.a.
260.80	261.30	Fault zone slump features, irregular and wavy form up to 0.8 cm wide calcite lenses with less FG Py bands PY 1% < 1 cm pebble dike along bedding.
261.30	272.00	Wk P-C alteration, Siltstone 85% to 90% thin bedding from 50º t0 20º of c.a.; scarce 0.2 to 0.4 cm wide calcite vnlts at 10º to 15º of c.a. < 1mm wide irregular calcite lenses.
272.00	275.50	Siltstone 70%, s.s. beds up to 20 cm wide; fresh to wk P-C alteration, scarce up to 0.5 cm wide calcite-Trz of FG Py vnlts at 10º to 15º of c.a.
275.50	296.00

S.S. up to 95% of the interval, very scarce thin irregular silts beds 5 to 30 cm wide; at 40º to 45º of c.a. wk QSPC sericite in few 0.1 to 0.6 cm wide calcite vnlts, irregular thin < 1 mm wide calcite and FG Py lenses, scarce up to 1.5 cm wide calcite < Py bands.

296.00	296.45	90% Silts beds at 50º of c.a., few irregular 0.1 to 0.8 cm wide calcite-FG Py lenses Py 2% to 3%
296.45	297.49	S.S. 70%, thick beds at 40º of c.a.
297.49	304.00	S.S. thick beds up to 2.00 m wide; few 0.3 to 0.8 cm wide calcite partially replaced by quartz<white clays sericite? And trz of sulfosalts vnlts at 0ª to 20º of c.a.
304.00	305.10	Siltstone intervals up to 25 cm wide in thick s.s. beds bedding at 50º of c.a. 0.2 to 1 cm wide calcite partially replaced to fine grain and thin vnlts of quartz-white clays sericite? in walls and trz of ss vnlts in Stockwork 0º to 10º and 70º of c.a. also irregular up to 0.6 cm wide lenses.

305.10	307.30	Very scarce and thin < 1 mm wide calcite vnlts at 5º and 40º of c.a. bedding at 50º of c.a.
307.30	308.17	Irregular up to 1 cm wide calcite bands or lenses in fine grain and dark grey colour fine grain groundmass (slump?)
308.17	310.20	Few thin 0.2 to 0.5 cm wide calcite partially replaced to FG quartz, white clays walls and trz of ss vnlts at 50º and 60º of c.a.
310.20	318.00	Scarce < 1 per meter 0.1 to 0.3 cm wide calcite < qtz-sericite’ and trz of very fine needles of ss or stibnite? vnlts.
318.00	319.23	Few 2 to 3 per meter 0.2 to 1 cm wide calcite less qtz-white clays and trz of ss vnlts at 10º to 20º of c.a.
319.23	323.50	Scarce less than 1 per meter 0.5 to 0.7 cm wide calcite vnlts at 50º of c.a.
		320.90-321.20 m small 0.2 to 0.8 cm long silts angular fragments in a fine grain mix of milled? silts, ss calcite and FG Py diss grey to dark grey colour groundmass
323.50	329.90	Siltstone 90% in 0.1 to 1 cm wide beds at 25º of c.a. few 0.5 to 6 cm wide irregular calcite bands and few 0.1 to 0.3 cm wide calcite < FG Py anhedral Py vnlts.
329.90	332.00	Silts 90% thin bedding scarce up to 20 cm wide s.s. beds, bedding at 70º of c.a. scarce 1 to 2 cm wide calcite< qtz lenses.
332.00	336.80	Silts 95% in thin irregular bedding at 55º of c.a. , scarce up to 3 cm wide s.s. beds, very scarce irregular 0.1 to 0.4 cm wide calcite bands and vnlts at 30º and 40º of c.a.
336.80	337.80	Very fine grain anhedral Py diss 3% in only siltstone interval
337.80	349.10	Few o.1 to 1 cm wide calcite vnlts at 20º and 40º of c.a. few 0.4 to 0.8 cm wide calcite lenses
349.10	355.20	S.S. 100% in thick beds no bedding planes in the interval, scarce less than 1 every 2 to 3 meters < 0.1 cm wide calcite vnlts
355.20	358.80	Few 0.6 to 3 cm wide calcite- partially replaced by FG microvnlts and spots of Qtz –white clays ( sericite?) and trz of ss? Or stibnite needles vnlts at 20º and 40º of c.a.
358.80	368.25

Only S.S. beds at 50º of c.a. scarce thin 1 to 3 cm wide silts irregular intervals few to scarce 1 to 1,5 per meter thin 0.3 to 0.8 cm wide calcite< qtz-sericite? And trz of ss vnlts at 20º to 30º of c.a.

368.25	368.65	Kuc 90% thick s.s. beds, wk silicified rocks wk QSPC alteration, bedding at 50º of c.a. 30 cm of Fault slump zone , 0.2 to 0.8 cm wide calcite bands FG Py 2%, trz of ss’
368.65	372.57	Few (3) o.4 to 1 cm wide calcite vnlts in the interval, calcite-Trz of qtz-FG Py and trz of ss vnlts at 20º ,50º and 60º of c.a.
372.57	374.30	Few 2 to 30 cm wide silts beds at 65º of c.a. Wk QSPC alteration, few to moderate 5 to 6 in the interval 0.3 to 1 cm wide calcite partially replaced by less qtz –sericite-FG Py vnlts in Stockwork form
374.30	374.84	QSPC alteration Stockwork of 0.6 to 1.2 cm wide calcite-less qtz-sericite Py and weak sulfosalts? diss vnlts, vnlts at 0º, 20º and 50º of c.a.
374.84	381.00

Thick s.s. beds 90% in scarce 9 to 25 cm long sections of thin bedding silts, bedding at 70º of c.a. Wk QSPC alteration scarce and thin 0.1 to 0.2 cm wide calcite with scarce FG Py irregular bands vnlts, calcite FG Py irregular bands.

381.00	381.60	QSPC alteration, 5 cm wide Pebble dike with calcite crystal up to 0.5 cm long, small druses, white clay (sericite?) alteration on walls of vnlt trz of ss? In vnlts
381.60	390.80

QSPC alteration Stockwork of thin 0.1 to 0.5 cm wide calcite vnlts 2 to 3 per meter, vnlts with small and thin quartz patches or micro vnlts-sericite < FG Py and trz of ss? At 10º to 20º and 50º to 60º of c.a.

390.80	391.00	Fault gouge zone thin black selvage plates ( milled ss?) fault planes at 60º and 70º of c.a.
391.00	393.20	Thick S.S. beds with 10 to 45 cm sections of thin bedded silts at 45º of c.a.; wk QSPC alteration; anhedral FG Py in irregular lenses Py 1% to 2%
393.20	397.85	Thick s.s. beds wk QSPC alteration close spaced Stockwork of thin < 0.4 cm wide abundant calcite vnlts, wk qtz and sericite and trz of ss? Vnlts in many directions
397.85	399.34	Stockwork zone with a little more apart and less amount of up to 0.6 cm wide calcite vnlts, trz of qtz; vnlts at 10º to 20º and 40º to 60º of c.a.
399.34	400.50	Scarce 0.2 to 0.3 cm wide calcite wk qtz and sericite and trz of ss vnlts 2 to 3 per meter at 30º and 40º of c.a.
400.50	408.30	S.S. thick beds 50% and 2 to 50 cm sections of thin bedding silts beds at 60º to 70º of c.a. thin intervals up to 50 cm wide of Stockwork of thin < 0.3 cm wide calcite vnlts trz of FG Py
408.30	410.57	Bx by fault? Angular to subangular s.s. and less silts fragments up to 5 cm long in milled rock with calcite groundmass wk Qtz- sericite and trz of ss
410.57	414.25

60% to 70% of S.S. thick beds wk QSPC; sections up to 1 meter along core of Stockwork of thin 0.1 to 0.3 cm wide calcite vnlts among zones of few ( 1 or 2 per meter) thin 0.3 cm wide calcite trz of qtz- sericite and trz of ss vnlts at 20º to 30º and 60º of c.a.

414.25	418.00	Thick beds of s.s. at 40º of c.a. very scarce < 1 per 2 meters, thin < 1 mm wide calcite vnlts at 10º to 30º of c.a.
418.00	419.71	S.S. thick beds QSPC alteration; 5 to 6 per meter thin 0.2 to 0.6 cm wide calcite less qtz , sericite and trz of ss (FG black mineral) vnlts at 10º and 40º of c.a.
419.71	421.60	Thick beds of s.s. QSPC alteration scarce 1 to 2 per meter thin 0.2 to 0.3 cm wide calcite vnlts at 30º and 55º of c.a.
421.60	426.13	Silts thin beds at 50º of c.a. 30% thick s.s. beds 70% wk QSPC alteration, irregular up to 1 cm wide calcite trz of qtz-sericite irregular and broken vnlts, calcite banded vnlts trz of sulfosalts
426.13	427.54

Fault vein at 30º of c.a. Silts in hanging wall, s.s. in footwall, Wk QSPC alteration; 3 to 5 cm wide calcite vnlts, at 10º to 30º of c.a. and 82 cm of Stockwork of 0.1 to 2 cm wide calcite vnlts, druse textures trz VFG black needles of stibnite? or sulfosalts? FG Py diss in s.s. beds < 1% sericite in walls of few calcite vnlts.

427.54	431.18

Kuc s.s. thick beds 80%, irregular 1 to 25 cm wide silts bedding at 80º to 85º of c.a. Wk QSPC alteration few 3 to 4 per meter 0.1 to 0.2 cm wide calcite vnlts at 10º to 30º of c.a. irregular pebble dikes and calcite up to 1 cm wide irregular vnlts with FG Py irregular bands 0.1 to 0.4 cm wide; trz of ss? Or stibnite

431.18	435.00

Thick s.s. beds 98% scarce 1 to 3 cm wide siltstone beds at 85º of c.a. QSPC alteration; white clays (sericite) in walls of calcite vnlts; 0.1 to 0.3 cm wide calcite vnlts at 20º to 30º of c.a. trz of FG black metallic needles in some calcite vnlts stibnite or sulfosalts? Trz of FG Py in irregular bands

435.00	438.20

S.S. thick beds 98% bedding at 85º to 90º of c.a. WK QSPC alteration scarce and thin < 0.2 cm wide calcite vnlts 20º to 30º of c.a. few irregular up to 1 cm wide calcite lenses and irregular vnlts at 30º of c.a. with trz of ss?

438.20	438.45	Consolidated old Bx zone by sedimentary genesis, irregular up to 0.8 cm wide lenses or beds at 85º of c.a. calcite partially replaced by quartz in thin banded vnlts FG Py lenses Py in general 1% to 2%
438.45	446.70

S.S. thick beds 95% to 98% very scarce thin up to 5 cm wide silts beds usually with calcite lenses and FG Py lenses. Few 2 to 4 per meter thin < 0.3 cm wide calcite with walls of sericite and very scarce trz of stibnite or ss? Vnlts at 20º to 30º and 80º to 85º of c.a. FG Py 0.2 cm wide vnlts at 40º of c.a. FG Py diss < 1% in the interval

446.70	450.40	Siltstone 90% thin bedding at 85º to 90º of c.a. PC alteration scarce irregular up to 1 cm wide calcite vnlts and lenses FG anhedral Py in irregular lenses close to calcite lenses
		447.10 m Fault 10 cm of consolidated Bx zone angular rock fragments; 0.2 to 1 cm wide calcite bands at 85º of c.a.

449.10 to 450.00 m Fault zone at 60º to 85º of c.a. in four up to 20 cm wide bxed zones, angular to subangular rock fragments in milled rock flour, few calcite irregular fragments and vnlts FG Py bands

		450.40 m Fault along bedding 85º of c.a.
450.40	452.50	Siltstone 95%, thin bedding, few 1 to 4 cm wide s.s. beds at 85º to 90º of c.a. PC alteration scarce Py and calcite vnlts and bands 0.2 to 0.4 cm wide.
452.50	454.00	Kuc Silts 95% to 98% thin irregular bedding at 85º to 90º of c.a. P_C alteration, very scarce thin < 1mm wide calcite vnlts at 20º and 60º of c.a. VFG Py diss in thin bands and irregular clouds Py 1%
454.00	457.75

Silts 98%, irregular thin bedding in unstable basin, Wk P-C alteration, scarce 1 to 1.5 per meter 0.1 to 0.5 cm wide calcite with thin layers of rock as bands in walls vnlts very scarce up to 1 cm wide calcite lenses, VFG Py diss in irregular bands and clouds 1%

457.75	459.15	Silts 95% in thin beds, few irregular s.s. lenses, unstable basin,: Wk P-C alteration just one 3 calcite vnlt in the interval 1 to 3 cm wide, druse texture at 20º of c.a.
459.15	465.43

Silts 90% to 95% wk P-C alteration; Thin irregular bedding s.s. beds 2 to 5 cm wide in 20 cm interval; bedding at 60º of c.a. few irregular 0.5 to 2 cm wide Surrounded S.S. lenses, very scarce < 2 mm wide calcite vnlts and up to 0.6 cm wide irregular lenses.

465.43	466.30	Scarce 0.3 to 1 cm wide calcite vnlts with thin layers of rock in walls at 20º of c.a. druse texture FG Py in thin irregular bands and clouds Py 1%
446.30	469.20

Kuc Silts 80%; 0.2 to 0.5 cm wide S.S. beds at 70º of c.a. Wk P-C alteration; scarce 0.1 to 0.5 cm wide irregular calcite vnlts with some angular rock fragments, few 0.1 to 1.2 cm wide calcite up to 1.5 cm wide lenses. FG anhedral Py in sections up to 60 cm along core axis also in irregular 0.2 to 0.8 cm wide bands; Py 1% to 2%

469.20	474.57

Kuc Silts 85%; irregular bedding 1 to 25 cm wide s.s. beds, usually 0.2 to 3 cm wide. Bedding 70º to 80º of c.a.; very scarce 0.2 to 1.2 cm wide calcite vnlts at 40º to 60º of c.a. few up to 1.2 cm wide calcite lenses.

474.57		End of Hole

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	May 14 / 2004
TO:	Tom Patton ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES

Summary of DDH QTA-15-04; 699,287 E; 2,652,351 N, 340°/-60°, Dolores Area (Option site C1)

From	To	Description
0.00	3.66	Drilled with Tricone bit -No core- Casing
3.66	7.50

Kuc Fm Silts 95% few 0.2 to 0.8 cm wide S.S. beds; bedding at 75º to 80º of c.a.; P-C alteration, scarce irregular 0.1 to 0.5 cm wide calcite< brown Goethite vnlts at 10º and 40º to 60º of c.a. hairline Goethite bands

7.50	8.80

Thin silts beds at 50º of c.a. P-C alteration, irregular < 0.6 cm wide dark brown colour Goethite< calcite micro lenses; thin < 0.6 cm wide Goethite < Calcite vnlts in small size Stockwork, fault zones along bedding at 8.27 m and 8.30 m

		8.70 m 3 to 5 cm wide fault zone at 80º of c.a., milled Goethite-scarce calcite
8.80	12.30	Few 1 to 2 per meter irregular up to 1 cm wide massive dark brown Goethite less calcite vnlts at 30º and 60º to 70º of c.a. abundant hairline irregular Goethite micro- vnlts at 50º to 70º of c.a.
12.30	16.80

Silts 95% irregular thin bedding at 60º to 80º of c.a. P-C alteration, scarce irregular 0.1 to 0.2 cm wide calcite with thin Goethite walls at 0º to 10º of c.a., scarce up to 1 cm wide calcite lenses, abundant hairline brown Goethite, scarce 0.3 to 1 cm wide Goethite with thin calcite irregular vnlts at 20º to 40º of c.a.

16.80	17.00	Fault zone, zones of Bx; Goethite 2% diss and microvnlts, Fault planes at 85º and 20º of c.a.
17.00	17.50	Stockwork of irregular up to 1 cm wide Goethite less calcite irregular vnlts, Bx
17.50	25.10

Partially oxidized zone, Silts 95%; few up to 0.8 cm wide FG S:S: beds, bedding at 75º of c.a.; scarce irregular 0.1 to 1 cm wide Calcite-Goethite vnlts at 0º to 20º of c.a.; Goeth diss and in microvnlts, Goethite in interval 1% to 2%

25.10	26.20

Partially oxidized Silts 95%, few up to 0.8 cm wide s.s. beds at 80º of c.a., P-C alteration, irregular set of calcite-Geoth 0.2 to 1 cm wide vnlts Small zones of Bx by vnlts intercept, small open space and druse texture in calcite, vnlts at 30º to 50º of c.a.

26.20	28.82	Silts 98%, scarce S.S. beds, scarce microvnlts of calcite. FG Py < 1 mm wide lenses Py 1%, zones of fault from 28.20 to 28.50 m thin irregular Bx zones.
28.82	31.10

Silts 98%, thin bedding at 70º to 80º of c.a., few 0.1 to 0.6 cm wide calcite< Py partially oxidized to Goethite vnlts at 5º to º0º of c.a. and less 70º to 75º of c.a. lenses with trz of sulfosalts. FG Py in thin vnlts at 50º of c.a. with scarce calcite.

31.10	32.61	Kuc Silts 95% to 98% thin bedding at 70º to 75º of c.a. P-C alteration, very scarce thin < 0.1 cm wide calcite FG Py vnlts at 55º-60º of c.a. also diss in thin bands 1%
32.61	33.71	Few 4 per meter thin < 0.1 cm wide calcite< white clays ( sericite) FG Py and trz of ss vnlts at 15 ºto 20º of c.a. VFG anhedral Py in irregular bands in walls of some

1

		calcite vnlts, wk oxidation to yellow green in vnlts ( Ag? Oxides)
33.71	39.42	Bedding at 75º to 80º of c.a. scarce 0.1 to 0.2 cm wide calcite FG Py vnlts at 20º to 30º and 70º of c.a. FG Py diss < 1%.
		38.85 m 1.2 to 1.4 cm wide calcite replaced partially to banded microcrystalline quartz Py vnlts at 70º of c.a.
39.42	41.80	Silts 95% thin bedding at 70º of c.a.; P-C alteration; very scarce calcite-anhedral FG Py lenses.
41.80	45.00	Few 0.1 to 1.2 cm wide calcite vnlts partially replaced to microcrystalline quartz trz of clays (sericite) with traces of thin dark grey to black thin bands ss? vnlts
45.00	46.49

Irregular intervals with Stockwork of thin calcite partially replaced to microcrystalline white quartz-sericite Py vnlts. Also 0.6 to 3 cm wide calcite FG anhedral Py –Sph-ss lenses at 60º of c.a. Py in interval 2% to 3% in irregular vnlts and diss.

46.49	46.99	Fault with zones of Bx, calcite < qtz- sericite Py trz of Sph and ss fragments, also irregular calcite qtz sericite up to 8 cm wide bands, Fault planes at 30º and 55º of c.a.
46.99	48.10	Fault zone zones up to 8 cm wide of broken and Bxed rock fragments, scarce calcite<qtz FG Py diss 1%
48.10	50.50

Silts 95% thin bedding at 80º of c.a. P-C alteration, few 0.1 to 1 cm wide calcite partially replaced by microcrystalline quartz Py and trz of ss vnlts 0º to 5º of c.a. and bands at 80º of c.a. Partial oxidation to brown to tan colour Goethite.

50.50	53.35	Silts 95% thin bedding at 70º of c.a. P-C alteration, few 1 to 2 per meter 0.1 to 0.2 cm wide FG Py < calcite replaced by FG quartz vnlts at 50º to 60º of c.a.
53.35	53.95	Fault Bx zone irregular calcite replaced partially by quartz up to 3 cm wide vnlts, also banded calcite and microcrystalline quartz with trz of ss bands. Fault planes at 70º of c.a. along bedding
53.95	56.90	Scarce < 1 per meter calcite 0.1 to 1.1 cm wide banded calcite and microcrystalline quartz lenses at 70º of c.a.
56.90	57.99	1 cm wide banded calcite-micro quartz trz of sericite –Py and light brown to tan colour oxides vnlts at 0º to 10º of c.a.
57.99	62.02	Scarce < 1 per m irregular up to 0.8 cm wide calcite partially replaced by micro quartz FG Py vnlts at 60º of c.a. trz of FG Py diss in very thin bands
62.02	63.19

Silts 95% thin bedding 1 to 6 mm wide beds at 65º to 70º of c.a. few irregular 0.2 to 1 cm wide calcite-micro quartz FG Py vnlts at 60º and 70º of c.a. also 1% to 2% of FG Py in thin < 1 mm wide bands.

63.19	63.70	Fault Bx fragments of rock and calcite partially replaced by micro –quart wk and thin brown to red Sph and trz of ss bands at 80º to 90º of c.a. also qtz calcite 0.5 cm wide vnlts at 20º of c.a.
63.70	67.37	2 to 3 per meter 0.1 to 0.4 cm wide calcite replaced by milky micro-quartz Py and trz of ss vnlts at 20º to 30º and 70º of c.a.
67.37	68.17

Bx ed zone formed by up to 1.5 cm wide calcite bands, vnlts up to 1 cm wide vnlts and broken up to 4 cm wide calcite fragments. Calcite partially replaced by micro quartz, trz of fine grain ss diss in calcite walls

68.17	69.00	Silts thin beds at 70º of c.a.; few irregular up to 1.5 cm wide calcite druses FG Py vnlts at 60º of c.a.
69.00	73.44	Very scarce calcite –micro quartz –Py 0.1 to 0.3 cm wide vnlts at 30º of c.a.
73.44	73.64	Banded calcite FG lightly pink colour micro quartz, grey bands of milled rock or ss? Vnlts at 60º of c.a. crossing beds.
73.64	75.46	Few 0.1 to 0.5 cm wide calcite vnlts at 30º of c.a.
75.46	78.50

Zones up to 30 cm wide of Stockwork and thin Bx formed by 0.1 to 1 cm wide druse calcite less microcrystalline quartz two types of FG Py in walls Py fine grain as needles and VFG massive Py in bands in walls of vnlts. Py in interval 1%

2

78.50	81.35	Few (2 vnlts in the interval) druse calcite-FG Py-qtz and thin fine grain grey colour bands of ss? Vnlts at 20º to 30º of c.a.
81.35	82.30	Fault along bedding broken calcite< qtz trz of ss vnlts thin sections of Bx FG Py 3% to 5% diss and in irregular bands.
82.30	83.30	Few calcite-Py o,1 cm wide vnlts and up to 0.4 cm wide bands vnlts at 0º to 10º and 30º of c.a. Py in interval 2% to 3%
83.30	83.70	Broken irregular up to 2 cm wide calcite < micro quartz < Py and trz of ss vnlts at 10º to 30º of c.a. FG Py in walls of vnlts
83.70	86.47	Scarce < 0.3 cm wide calcite micro quartz FG Py vnlts at 50º of c.a. and few FG Py bands and vnlts up to 1 mm wide Py in interval 1% to 2%
86.47	87.50	Silts 95% to 98% thin bedding P-C alteration up to 9 cm wide calcite FG Quartz FG Py in walls and trz of ss vnlts, FG Py vnlts and bands 2% to 3%
87.50	90.53	Bedding at 65º of c.a. wk P-C alteration scarce 1 to 2 mm wide FG Py < calcite vnlts at 40º to 50º of c.a.
90.53	91.20	Few 4 to 5 per meter 0.1 to 0.7 cm wide calcite less qtz, Sph and ss vnlts at 40º of c.a.
91.20	92.20	P-C alteration Scarce thin calcite FG Py vnlts at 20º of c.a. scarce Py in < 1 mm bands
92.20	93.50	Fault Bx milled rock zones up to 40 cm wide in hanging wall milled Sph? and ss?
		93.15-93.30 m, 15 cm wide footwall of calcite replaced by white FG quartz-Py Sph and ss or argentite?
93.50	93.80	Few FG Py < calcite 1 to 2 mm wide bands 80º to 85º of c.a.
93.80	96.20	Fault zone Bx formed by subangular to sub-rounded up to 3 cm long rock and about 10% to 15% of calcite < qtz trz of ss fragments, abundant milled rock flour
96.20	100.80	Fault zone < 2 cm long fragments in rock flour 3% to 5% of calcite fragments, 10 to 30 cm wide zones 1 to 2 mm wide of FG Py bands trz of ss? fault planes at 30º to 50º of c.a.
100.80	102.60	Silts 98% thin bedding at 60º of c.a. P-C alteration thin 0.2 to 0.3 cm wide FG Py and less calcite- trz of Sph-ss vnlts at 20º and 40º of c.a. trz of red to brown colour oxides in few vnlts As ox?
102.60	105.90	Fault Bx zone < 2 cm long rock fragments in rock and FG Py flour, calcite fragments < 3% 5 to 10 cm wide zones with up to 10% of FG anhedral massive Py dark green stain Py in interval 8% to 10%
105.90	109.90	Bx and thin Stockwork zones, 0.2 to 1 cm wide FG massive Py < calcite vnlts Py in interval 5% to 8%.
109.90	116.20

Silts 95% thin beds at 40º of c.a. P-C altered, few calcite partially replaced to FG Quartz 0.2 to 1 cm wide irregular FG Py with dark green stain < calcite vnlts at 40º of c.a. Py in interval 3% to 4%

116.20	117.00	Fault zone milled rock and FG Py gouge zones up to 8 cm wide Fault planes at 60º to 70º of c.a. scarce calcite fragments < 1% wk clays in calcite vnlts walls and fractures FG ss? Diss in clays
117.00	117.80	FG Py < calcite and trz of Sph vnlts 0.1 to 0.2 cm wide at 50º of c.a. Py 2%
117.80	121.25	Bedding at 70º of c.a. irregular Bx zones and 0.2 to 1 cm wide Mostly FG Py dark green stain less calcite < qtz trz of ss in few vnlts Py 2% to 3% in interval
121.25	123.65	Silts thin bedding at 50º of c.a. thin < 2 mm wide FG Py with dark green stain < calcite partially to FG quartz vnlts Py 2% to 3%
123.65	125.90	Thin silts beds at 60º of c.a. scarce 0.1 to 0.2 cm wide calcite FG Py vnlts at 30º of c.a.
125.90	127.75	P-C to wk QSPC alteration, sericite in walls of 0.2 to 0.8 cm wide calcite partially replaced to FG quartz vnlts FG Py –sericite and trz of ss? Vnlts at 10º and 40º of

3

		c.a.
		127.75 m 5 cm wide Fault gouge zone at 70º of c.a.
127.75	129.90	Scarce thin < 2mm wide calcite FG Py vnlts at 30º of c.a.
129.90	131.95	Fault zone planes at 20º to 30º and 60º of c.a. Py in thin < 1 m wide vnlts , scarce calcite to qtz and sericite –Py vnlts Py 1% to 2%
131.95	132.80	Fault Bx zone subangular 1 to 2 mm and few up to 4 cm long calcite irregular fragments and vnlts, trz of ss in walls of few calcite vnlts
132.80	143.30	Silts 60% irregular up to 40 cm wide s.s. beds at 45º to 60º of c.a. WK QSPC alteration, few 0.1 to 1 cm wide calcite< qtz-sericite FG Py vnlts at 20º to 30º and 70º to 80º of c.a.
143.30	145.39	Silts 80% thin bedding at 50’º to 60º of c.a. few up to 4 cm wide s.s. beds few calcite sericite FG Py vnlts at 0º to 5º of c.a.
145.39	152.21

Silts 90% irregular thin < 2 cm wide ss beds at 55º to 60º of c.a. Wk QSPC alteration, scarce < o.1 cm wide calcite replaced to FG white quartz-white clays in walls vnlts, very scarce up to 0.3 cm wide microcrystalline quartz lenses, 0.1 to 0.2 cm wide FG Py and scarce calcite replaced to quartz sericite vnlts at 20º to 30º of c.a.

		149.30 m 1 mm wide calcite to quartz trz of ss vnlts at 60º of c.a.
152.21	153.80	FG Py vnlts up to 2 mm wide at 40º and 70º of c.a. very scarce microcrystalline quartz trz of ss vnlts
153.80	154.20	Fault zones of gouge up to 5 cm wide scarce calcite to quartz and clays fragments Milled rock flour and FG anhedral Py (2%) groundmass.
154.20	156.88

Silts 95%, beds at 40º to 50º of c.a. wk QSPC alteration few 0.1 to 0.2 cm wide FG anhedral massive Py vnlts and lenses also FG cubic Py with wk black “dust” on faces, scarce 0.1 to 0.4 cm wide calcite –microcrystalline quartz < sericite and trz of ss vnlts at 60º to 70º of c.a.

156.88	164.15

Silts thin bedding at 50º to 60º of c.a. wk silicification and bleaching of rock Wk QSPC alteration, very scarce 0.1 to 0.3 cm wide calcite micro-quartz, white clays sericite and trz of ss vnlts at 60º of c.a. VFG anhedral Py in walls of vnlts and also in irregular only Py vnlts and lenses Py 1% in the interval

164.15	164.17	2 cm wide calcite partially replaced to Microcrystalline quartz, medium size grain anhedral Py, black sphalerite (marmathite) and sulfosalts vnlt at 45º of c.a.
164.17	167.70	Very scarce < 1 per meter 0.1 cm wide calcite replaced to quartz FG Py and trz of very fine grain black sphalerite or ss’ vnlts at 60º of c.a.
167.70	173.50

3 to 4 per meter 0.1 to 1 cm wide calcite replaced to quartz sericite in walls FG Py and trz of fine grain marmathite or ss vnlts at 40º to 60º of c.a.; calcite and trz of ss lenses with thin Bx zones up to 4 cm wide at 70º of c.a.

173.50	178.98	1 to 2 per meter, < 3 cm wide calcite Py < qtz vnlts at 50º to 70º of c.a.
		177.60-177.80 m irregular up to 1.5 cm wide calcite bands, zone of old deformation irregular calcite trz of ss bands
178.95	178.96	1 cm wide coarse grain subhedral to euhedral Py, FG needles of sulfosalts. Black sphalerite ( marmathite) vnlt at 50º of c.a. trz of calcite-sericite in walls
178.96	181.00	Scarce < 1 mm wide calcite replaced to quartz- sericite Py and trz of ss-Sph vnlts.
181.00	186.00	2 vnlts , 0.3 to 0.6 cm wide calcite-ss or marmathite FG Py in walls and trz of sericite at 45º and 50º of c.a.
186.00	188.10	Silts 95% thin bedding at 70º of c.a. wk QSPC alteration scarce < 1 mm wide sericite –calcite FG Py vnlts at 40º and 60º to 70º of c.a.
188.10	190.80	Silts thin bedding at 70º of c.a. QSPC alteration( increase of sericite in vnlts) , scarce 0.15 cm wide Py < calcite sericite in walls vnlts at 45º and 70º of c.a.
		188.22 m Fault 8 cm of gouge milled rock + calcite+ sericite and scarce trz of ss

4

		Fault planes at 40º and 50º of c.a.
		189.60 m Fault moderate to strong sericite in thin vnlts < 1 mm wide Fault planes at 75º of c.a.
190.80	193.50	2 to 3 per meter, < 1 mm wide sericite < qtz-calcite FG Py and ss at 60º and 75º of c.a.
193.50	202.15	Scarce very thin < 1mm wide sericite vnlts at 10º, 30º and 50º of c.a. very scarce sericite calcite quartz FG Py ss and red to brown and black Sph vnlts at 50º of c.a. ( 197.25 m)
202.15	215.00

Faulted zone planes 0º to 10º and 75º of c.a. zones of gouge .broken core in < 5 cm long fragments; calcite- adv sericite fine grain milled ss? in groundmass and in fractures and vnlts 0º to 10º of c.a.

215.00	216.50	Silts thin bedding at 85º of c.a., 4 to 5 per meter sericite-calcite fractures or vnlts at 20º and 40º to 60º of c.a. very scarce calcite replaced to FG Quartz trz of ss vnlts at 45º of c.a.
216.50	218.54	Wk to moderate sericite in < 1 mm wide fractures or vnlts few 0.1 to 0.3 cm wide calcite partially replaced to quartz < sericite FG Py vnlts at 45º of c.a.
218.54	227.30

Kuc Fm Silts 90%, Beds 0.2 to 2 cm wide few S.S. up to 10 cm wide beds at 80º to 85º of c.a. Wk silicification, wk QSPC scarce < 1 mm quartz less sericite and FG Py vnlts, Two types of Py medium size subhedral yellow and VFG with dark brown stain in thin vnlts and lenses. Py 1%, scarce 2 to 3 per meter very thin < 1 mm wide qtz with sericite or white clays walls –Py and very scarce trz of ss? Vnlts at 40º and 85º of c.a.

227.30	227.38	8 cm wide of S.S. bed with Stockwork of < 1 mm wide irregular microcrystalline quartz white clays (sericite?) FG botroydal Py and trz of grey mineral sulfosalts
227.38	229.25

Few S.S. beds 2 to 50 cm wide, wk QSPC, thin vnlts 1 to 4 mm wide of FG quartz white clays FG anhedral in parts botroydal Py and trz of ss lenses, and in few vnlts at 30º and 40º few 10º to 20º of c.a.

229.25	231.15

Mainly Silst, few up to 8 cm wide S.S. beds at 80º to 85º of c.a. , few 0.3 to 1cm wide calcite replaced to FG quartz-white clays Py and trz of ss vnlts at 20º and 50º to 60º of c.a. in some S.S. beds, small Stockwork zones of 0.1 to 0.4 cm wide qtz- clays < calcite and botroydal Py and less ss vnlts FG Py diss 1% Py total 2% to 3%

231.15	251.70

Silts beds 0.1 to 10 cm wide, thin 0.1 to 1 cm wide S.S. beds at 70º of c.a., few thin 0.1 to 0.2 cm wide calcite replaced to FG crystalline quartz less clays. Subhedral to cubic Py lenses, and few vnlts at 430º to 50º of c.a. trz of grey micro diss ss?

251.70	254.50

Increase of clays in vnlts, rock wk to mod silicification, Faults at 253.50 at 60º of c.a. and to 254.40 at 40º of c.a. thin 0.1 to 0.3 cm wide FG crystalline quartz white clays < Py and trz of ss vnlts.

254.50	262.18

Silst 90% wk QSPC few 2 to 3 per meter 0.1 to 1.2 cm wide calcite banded with microcrystalline milky quartz< FG Py and trz of ss vnlts at 40º and 60º to 70º of c.a. Few 0.1 to 0.4 cm wide FG Py bands and less clouds.

262.18	262.22	3 to 4 cm wide Calcite partially replaced to FG Quartz FG Py and less stibnite, and sulfosalts vnlt at 80º of c.a.
262.22	265.55

Silst 90% to 95%, some 0.2 to 1.2 cm wide irregular S.S. beds at 50º of c.a., wk silicification, wk QSPC, scarce 0.1 to 0.2 cm wide calcite < qtz-clays Py vnlts at 50º to 60º of c.a., very scarce up to 0.8 cm wide calcite partially replaced to microcrystalline quartz< Py and trz of ss vnlts at 50º of c.a. thin 1 to 2 mm wide FG Py bands.

265,55	269.93

Few up to 8 cm wide S.S. beds at 55º to 60º of c.a. QSPC alteration, 6 to 8 per meter 0.2 to 1 cm wide calcite partially replaced to FG crystalline quartz, scarce Subhedral to euhedral Cubic Py and trz of ss vnlts and lenses, 30º to 40º and 60º to 70º of c.a. small and irregular cross vnlts.

5

269.93	270.03	10 cm wide Fault related irregular vein and small bands of Bx; FG quartz less clays FG Py thin irregular bands of brown Sph sulfosalts and stibnite.
270.03	272.70	Silts 70% S.S. beds up to 15 cm wide wk silicification wk QSPC alteration, thin < 0.4 cm wide calcite to FG quartz scarce clays and trz of ss vnlts at 30º to 40º of c.a.
272.70	277.50

Thick up to 80 cm wide S.S: beds at 50º to 55º of c.a. wk QSPC; 3 to 5 per meter 0.1 to 0.5 cm wide calcite less clays and quartz < FG Py and some irregular dark grey to black diss in vnlts ss? Scarce cubic Py in vnlts.

277.50	279.00

S.S. up to 80 cm wide beds scarce silts, bedding at 60º of c.a. wk QSPC, irregular small size 5 to 20 cm wide Stockwork zones of 0.1 to 1 cm wide calcite FG to microcrystalline quartz less clays FG anhedral Py and ss vnlts also 2 to 3 cm wide same composition vnlts at 40º to 60º of c.a.

279.00	289.30

90% to 95% of thick s.s. beds bedding at 60º to 70º of c.a. wk QSPC , few 3 to 5 per meter thin 0.1 to 0.7 cm wide calcite < FG quartz few with microcrystalline qtz less clays scarce < 1% FG Py and trz of ss vnlts druse calcite, zones up to 50 cm wide of Stockwork

		284.85-285.35 m Stockwork of calcite qtz clays FG Py and trz of ss 0.1 to 0.4 cm wide vnlts.
		287.45 m 5 cm wide Pebble dike at 70º of c.a. calcite-clays groundmass, trz of ss in clays.
289.30	294.15	Wider up to 4 cm wide calcite partially to fine grain to microcrystalline quartz FG anhedral Py and trz of Sph irregular vnlts and lenses.
		290.10 m Fault at 60º of c.a. with 5 cm wide Bx zones FG Py irregular lenses
294.15	296.42	Stockwork of irregular 0.2 to 3 cm wide calcite partially to FG quartz scarce clays FG Py lenses and trz of VFG ss vnlts
296.42	298.15

Less 3 to 5 per meter 0.3 to 1 cm wide calcite < qtz less sericite scarce FG Py and trz of ss? Vnlts at 40º to 50º of c.a. zones up to 5 cm wide of pebble dikes few up to 3 cm wide calcite with thin layers of FG rock bands.

298.15	314.90

98 to 100% of thick S.S. beds wk silicification wk QSPC alteration few 1 to 2 per meter 0.1 to 0.3 cm wide calcite < qtz less clays Py and trz of ss? Vnlts, few 1.5 to 4 cm wide calcite vnlts at 70º to 80º of c.a. small zones up to 20 cm wide of thin calcite vnlts in Stockwork.

		310.00-310.90 m Stockwork of 0.2 to 0.8 cm wide vnlts just one 2.5 cm wide vnlt of calcite partially to quartz FG Py scarce clays and trz of ss.
314.90	316.40	Stockwork of deformed by old fault brecciation of 0.2 to 0.5 cm wide with scarce up to 4 cm wide calcite < FG quartz-FG Py scarce clays and trz of ss vnlts
316.40	319.70

Silts 90% beds 1 to 15 cm wide , few 0.2 to 8 cm wide S.S. beds at 50º to 60º of c.a. P-C alteration scarce calcite partially to white FG quartz vnlts at 50º of c.a. FG Py clouds as irregular lenses in some S.S. beds. Py 2%

319.70	320.05	Fault Bx subangular up to 2 cm long fragments 5 cm of white calcite as groundmass at the top Wk silicification FG Py bands and only rock fragments in rock flour at the bottom
320.05	321.90

Silts 905 beds at 50º of c.a. Wk silicification Wk QSPC scarce sericite, zones of Adv fracturing forming open partially filled with irregular calcite < 2 mm vnlts VFG Py with dark brown stain in irregular 0.1 to 1 cm lenses Py 3% to 4%

321.90	323.83

Silts 90% thin up to 2 cm wide S.S. beds at 35º to 40º of c.a. PC alteration few 0.1 to 1.6 cm wide calcite vnlts VFG Py irregular lenses 0.1 to p.6 cm wide and irregular clouds trz of FG Py small needles? In some calcite vnlts Py in interval 1% to 2%

323.83	327.07

Silts 80% irregular beds of S.S. up to 15 cm wide at 40º of c.a. scarce 0.1 to 0.2 cm wide few up to 2 cm wide banded calcite and thin layers of silts. FG Py irregular bands, calcite partially replaced to microcrystalline quartz Py 1%

327.07	327.12	3 to 5 cm wide calcite partially replaced to FG quartz, scarce FG Py and trz of ss

6

		vnlt at 60º of c.a.
327.12	340.05

Silts 85% to 90% irregular bedding, surrounded S.S. lenses bedding grading from 40º to 5º: very scarce less than 1 per meter 0.1 to 1 cm partially replaced to FG quartz and very scarce trz of ss in few vnlts at 10º and 40º of c.a. very scarce FG Py diss in thin bands.

340.05	342.70	VFG massive Py with brown stain in irregular lenses and clouds, also in very scarce calcite vnlts at 20º of c.a. Py from 1% to 5%
342-70	342.90	Bx formed by adv silicified well consolidated black silts fragments , scarce calcite fragments with druse textures and irregular VFG massive Py lenses some open spaces Py 2% to 3%
342.90	346.35	Silts 90% deformed by unstable basin P-C alteration wk brecciated, scarce calcite partially replaced to FG quartz, VFG massive Py in irregular thin lenses
346.50	346.80	Fault at 60º of c.a. formed by from top to bottom:
		346.50-346.53 m 2 to 3 cm wide FG milled rock-<Calcite FG Py less brown Sph and ss lenses vein
		5 cm of wk silicified siltstone with 2% to 3% FG Py in irregular lenses 15 to 20 cm of massive white calcite vnlt with 5 cm of Bx by fault of milled rock and irregular calcite bands;
		5 cm of milled FG Rock +calcite and FG Py 5% to 10%
346.80	348.45	Silts 40%. thick up to 70 cm wide irregular S.S. beds P-C alteration; 5 to 6 per meter thin irregular up to 1 cm wide calcite partially replaced to FG Quartz and trz of FG Py.
348.45	348.55

Irregular folded 1.5 to 3 cm wide zone of Bx at 40º of c.a. formed by calcite partially replaced to F Quartz Cubic Py and few small black Crystals of Sulfosalts inside druse texture, also FG Py irregular small lenses in walls

348.55	350.00	Very scarce < 1 per meter 0.1 to 0.6 cm wide irregular calcite FG Py vnlts at 20º to 40º of c.a.
		348.85 m Fault at 60º of c.a.
350.00	353.20

Thin irregular silts 60% and S.S. beds in unstable basin at 0º to 10º of c.a.; scarce thin 0.1 to 0.2 cm wide calcite vnlts at 20º to 30º of c.a. Few up to 5 cm wide calcite and subangular small rock fragments Bx

		352.65 m Fault Bx 5 cm wide at 60º of c.a.
353.20	360.80	Silts 70%, irregular up to 12 cm wide S:S: beds bedding at 50º to 70º of c.a. Wk P- C alteration; scarce irregular up to 3 cm wide calcite lenses, scarce < 2 mm wide irregular calcite vnlts
360.80	364.30	S.S. thick beds wk silicification
		362.40 m 5 to 6 cm wide stockwork of thin 0.1 to 1 cm wide calcite vnlts with druse textures and voids
364.30	375.70

Silts 90% irregular bedding at 50º of c.a. few up to 30 cm wide S:S: beds wk P-C alteration, scarce 0.2 to 0.3 cm wide irregular calcite vnlts at 20º to 40º of c.a. and less 0.1 to 1.3 cm wide calcite banded lenses. small up to 5 cm wide Bx zones of calcite partially to FG Quartz-rock fragments and scarce < 1 % FG Py thin lenses.

375.70	379.00	S.S. beds up to 30 cm wide at 55º to 60º of c.a. Wk P-C alteration scarce FG Py in few irregular < 0.6 cm wide calcite vnlts few up to 0.5 cm wide calcite and thin layers of rock bands.
379.00	385.80	Silts thin bedding from 20º to 0º then 50º of c.a. wk white clays in few fractures at 30º of c.a. scarce calcite < FG Py vnlts at 20º to 30º of c.a. crossing beds.
385.00	386.80	Silts 40% S.S. beds up to 25 cm wide at 70º of c.a. P-C alteration Stockwork of irregular < 0.5 cm wide calcite vnlts and lenses.
386.80	389.85	S.S. beds up to 50 cm wide at 50º of c.a. wk P-C alteration, very scarce < 0.3 cm

7

		wide calcite-trz of FG Py vnlts and lenses.
389.85	390.35	Silts 90% bedding at 75º of c.a. wk P-C alteration, Stockwork of deformed and irregular up to 2 cm wide calcite vnlts, scarce FG Py in few vnlts.
390.35	397.70	Silts 70%, irregular up to 12 cm wide S.S. beds at 50º of c.a., wk P-C alteration to fresh; scarce 0.1 to 0.2 cm wide calcite trz of FG Py vnlts scarce up to 0.7 cm wide calcite bands.
397.70	397.75	4.5 cm wide calcite.-Stibnite less Brown Sph and sulfosalts vnlt at 70º of c.a., calcite partially replaced to FG Quartz.
397.75	402.00

Silts thin bedding at 50º of c.a. grading to 30º of c.a. thin irregular S.S. beds up to 2.5 cm wide with wave features; few < 0.6 cm wide calcite vnlts at 20º and 70º of c.a.; few irregular up to 0.7 cm wide calcite bands, scarce thin up to 2 mm wide FG Py with brown stain lenses and irregular clouds.

402.00	404.20	Folded silts beds 30º to 0º then 20º of c.a.; silts thin beds; Fresh to wk P-C alteration. Scarce up to 0.3 cm wide calcite vnlts at 30º and 60º of c.a.
404.20	407.52	Silts fresh to wk P-C alteration, bedding at 30º to 40º of c.a. irregular 0.3 to 1 cm wide calcite banded lenses, very scarce up to 0.3 cm wide calcite vnlts at 30º and 60º of c.a.
407.52		End of Hole

8

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	May 25 / 2004
TO:	Tom Patton ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES

Summary of DDH QTA-17-04; 697337 E; 2,653,221 N, 20°/-60°, Orion West area

From	To	Description
0.00	6.10	Drilled with Tricone bit -No core- Casing
6.10	9.11

Kuc Fm S.S. fine grain size 90% thick beds up to 1.25 m wide Silts 10% thin intervals 3 to 4 cm wide bedding at 30º to 40º of c.a. P-C alteration various 8 to 10 per meter,0.2 to 1 cm wide calcite wkly replaced to FG qtz –Goethite vnlts.

		8.30 m Fault at 50º of c.a.
9.11	11.00

Silts thin bedding at 50º of c.a. 80% S.S. 0.2 to 1.5 cm wide beds at 60º of c.a. P-C alteration few 2 to 3 per meter 0.2 to 0.6 cm wide irregular calcite-Goethite<Hem vnlts at 30º 50º and 70º of c.a. thin 0.2 to1 cm wide bands of Goethite diss in walls Of few calcite vnlts.

11.00	18.70

Silts 90% thin bedding, 0.2 to 2 cm wide S.S. beds, bedding grading from 60º to 20º of c.a. P-C alteration zones of wide apart Stockwork of thin 0.2 to 2 cm wide calcite wk replaced to FG qtz, rock fragments and few layers < Goethite vnlts at 20º to 30º and 50º to 60º of c.a. also in irregular 0.3 to 1 cm wide fragments.

		18.70 m Bottom of Oxidation Zone
18.70	22.70

Silts 90% thin bedding at 65º top 70º of c.a. 0.2 to 4 cm wide S.S. wavy beds 20%, P-C alteration few 3 to 5 per meter 0.2 to 1 cm wide calcite and trz of FG anhedral Py vnlts at 25º and 70º to 75º of c.a.; trz of ss in thin < 1 mm wide irregular layers in walls of scarce calcite and organic material or black Silts fragments, also trz of ss in very scarce calcite vnlts wk oxidation to Goethite in scarce fractures or walls of vnlts.

22.70	23.57

Silts thin bedding 0.2 to 1.5 cm wide wavy S.S. beds bedding at 60º to 65º of c.a. ; irregular 4 to 9 cm wide pebble dikes, 0.2 to 0.5 cm wide calcite-Goeth and trz of Hematite (after ss?) vnlts at 70º to 75º of c.a.

23.57	24.80	Silts 90% thin bedding at 60º of c.a. 0.3 to 4 cm wide S.S. beds P-C alteration scarce 2 per meter 0.1 to 0.3 cm wide calcite-FG Py lenses.
24.80	25.30

7 to 10 cm wide Bx by old faulting zones, calcite irregular fragments, subangular rock fragments-FG Py bands and vnlts, Py 1% to 2%; 0.4 to 1.5 cm wide calcite partially replaced to FG qtz-FG Py partially oxidized to hematite close to Fault at 25.00 m ; slickenside at 65º of c.a. thin gouge of milled rock and black mineral ss?

25.30	29.27

Silts 90% bedding at 65º to 70º of c.a. few hairline to 1 mm wide calcite trz of FG Py partially oxidized to Goethite vnlts at 25º to 30º of c.a., few irregular 0.4 to 2 cm wide calcite *rock fragments pebble dikes, thin layers of Goethite diss in walls of vnlts at 20º of c.a.

29.27	30.40	Fault zone at 29.57 m slickensides at 50º and 60º of c.a. 3 cm wide gouge zone

1

with Py and black metallic mineral ss? Also anhedral massive Py in up to 3 cm wide lenses.
Fault vein at 30.00 m Bx and gouge zones up to 5 cm wide, strong oxidation to Goeth and few irregular and thin layers of Hematite after ss? Or Sph, fault planes at 45º of c.a. with milled black mineral ss? ; zones of Stock work of thin 0.2 to 0.5 cm wide calcite partially replaced to FG qtz-Goeth vnlts trz of FG Py bands.

30.40	33.00

Silts 95% thin bedding at 70º of c.a. P-C alteration 5 to 6 per meter 0.1 to 0.3 cm wide calcite-Goethite lenses and few 0.3 to 0.4 cm wide calcite-Goethite and trz of Hematite vnlts at 20º of c.a. scarce druse in voids Goethite diss in thin lenses mainly in S.S. beds Goethite 2%

33.00	35.60

Silts 90% to 95% thin bedding at 75º of c.a. 0.3 to 1 cm wide wavy S.S. beds P-C alteration scarce 1 to 2 per meter 0.1 to 0.3 cm wide calcite with less Goethite and trz of Hematite bands and scarce vnlts at 40º of c.a.

35.60	36.00	Irregular 0.2 to 2 cm wide calcite wk replaced to FG qtz, trz of Goethite and Hematite(after ss?) vnlts at 0º to 10º of c.a. and also bands at 70º of c.a.
36.00	38.36	Silts 90% bedding at 60º of c.a. P-C alteration irregular 0.1 to 0.3 cm wide Py to Goethite < calcite vnlts; Goethite staining walls of some vnlts and beds few slickensides along bedding.
38.36	38.39	3 cm wide massive FG Py less brown Sph and sulfosalts lens at 65º to 70º of c.a.
38.39	41.30

Silts thin beds 0.2 to 3 cm wide S.S. wavy beds, bedding at 45º to 50º of c.a. very scarce 0.1 to 0.3 cm wide calcite< FG Py to Goethite lenses very scarce hairline only calcite vnlts at 30º of c.a. 0.1 to 0.3 cm wide VFG Py lenses and vnlts also VFG Py clouds Py in interval 3% to 5%.

41.30	41.60	Fault zone along bedding at 45º of c.a. Goethite in irregular bands and thin vnlts, scarce calcite vnlts. Goethite 2% to 3% in interval
41.60	42.20	Silts 95% wavy thin bedding at 0º to 5º of c.a. foliation? at 55º of c.a. Wk P-C alteration hairline calcite vnlts at 5º and 35º of c.a.
42.20	43.80	Silts thin bedding from 20º to 30º of c.a. P-C alteration few irregular calcite trz of brown Sph and ss partially oxidized to hematite vnlts at 30º and 75º of c.a.
43.80	44.61	Silts 90 to 95% thin bedding at 30º to 40º of c.a. S.S. beds 0.2 to 3 cm wide P-C alteration very scarce < 1 per meter hairline calcite lenses.
44.61	45.70	Silts 95% thin bedding at 40º of c.a. few 4 to 6 per meter 0.8 to 3 cm wide calcite trz of FG anhedral Py and trz of ss wk oxidized to Goethite vnlts at 50º to 60º of c.a.
45.70	46.40	Silts 90% to 95% thin bedding 0.2 to1 cm wide wavy S.S. beds and few surrounded lenses, bedding at 50º of c.a. P-C alteration scarce hairline calcite-trz of FG anhedral Py vnlts at 45º of c.a.
47.86		Actual depth of Hole

2

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	June 6 / 2004
TO:	Tom Patton ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES

Summary of DDH QTA-18-04; 701356 E; 2,653,231 N, 340°/-60°, Manganese Mine area

From	To	Description
0.00	3.05	Drilled with Tricone bit -No core- Casing
3.05	14,02

Tertiary Porphyritic Rhyolite formed by qtz and plagioclase phenocrysts in a pink to light brown colour groundmass, trz of magnetite diss, few small size micas. Irregular 0.2 to 1 cm wide lenses of FG qtz at 40º to 50º of c.a. Feldspars altered to white clays, scarce irregular up to 0.5 cm wide calcite vnlts at 30º of c.a. small voids with Hematite-Goethite < 1%; scarce voids with druse qtz; scarce up to 1 cm wide MnOx vnlts at 10º to 20º of c.a.

14.02	14.70	Fault zone no planes only milled rock.
14.70	22.25	T Porphyritic Rhyolite clay alteration on feldspars trz of Goethite – Hematite diss magnetite diss < 1%, some qtz crystals with blue opalescence.
22.25	40.84

Moderate clay alteration on feldspars, scarce irregular < 0.3 cm wide calcite lenses and vnlts at 30º of c.a.; MnOx < 1 mm wide vnlts at 10º to 20º of c.a. also MnOx as irregular microvnlts, small < 1 cm wide voids with druse qtz, scarce Hematite < MnOx vnlts at 50º to 60º of c.a.

		31.80 m Fault at 30º of c.a. Broken rock scarce MnOx
40.84	41.90	Zone of few thin < 0.2 cm wide Goethite-Hematite-MnOx vnlts at 30º of c.a.
41.90	47.85

Wk clay alteration on feldspar; 0.1 to 0.4 cm wide irregular FG qtz vnlts at 50º to 60º of c.a. scarce 0.1 to 0.2 cm wide irregular calcite vnlts at 10º of c.a.; irregular 2 to 3 cm wide white and beige colour clays patches, Hematite in few thin vnlts at 10º to 20º of c.a. very scarce and small < 0.1 x 0.3 cm wide sedimentary rock? Fragments.

47.85	54.30	Porphyritic Rhyolite , qtz eyes and plagioclase altered to clays phenocrysts in pink to light brown colour groundmass, scarce calcite-hematite < MnOx thin vnlts
54.30	56.05	Rhyolite flow, adv clay alteration at top of interval in the groundmass and plagioclase crystals, few qtz eyes pink to light beige colour groundmass scarce 0.1 to 0.3 cm wide rock fragments
56.05	56.64	Rhyolitic Tuff sand grain size pyroclastic feldspars altered to white clays, also qtz fragments, few 0.2 to 0.6 cm wide Rhyolite clasts, scarce fine grain magnetite diss, few small micas.
56.54	56.85	Rhyolite flow light pink colour groundmass, small qtz eyes some < 1 mm wide calcite altered to clays vnlts magnetite fine grain diss. At bottom of interval contact with Tuffs at 60º of c.a.
56.85	61.20	Rhyolite Tuff grading Pyroclastic size grading from sand to fine grain to depth,

1

		clay alteration grading from wk to adv to depth on feldspars and groundmass
61.20	63.05	Rhyolitic banded, fine grain size groundmass, some 0.2 to 0.5 cm wide white colour only groundmass bands, adv clay alteration, light pink colour alternant bands, banding at 40º to 50º of c.a.
63.05	64.65

Rhyolitic Tuff , pink colour , coarse sand size pyroclastic grading to medium size grain to depth; Mod to adv clay alteration on white and pink colour feldspar fragments, rounded qtz and some Rhyolite pyroclasts, trz of light green clays in fractures and diss, wkly banding at 50º of c.a.

64.65	66.88	Thrust? Bx 0.5 to 2 cm long with some up to 7 cm long Subangular to Angular Rhyolitic and tuff fragments in white to light beige colour milled tuff groundmass clay alteration on milled groundmass.
66.88	68.65

Vesicular Basalt, grey to dark grey colour, calcite filling amygdales, some irregular 0.1 to 0.2 cm wide calcite altered to clays < epidote? Vnlts at 25º to 40º of c.a. magnetite diss, few thin irregular < 1 mm MnOx vnlts

68.65	70.00	Vesicular Basalt oxidized to brown colour, calcite in amygdales < 0.2 cm diameter and in < 0.2 cm wide vnlts at 15º of c.a.
		70.00 m Contact by Fault at 20º of c.a. milled green to yellow colour (epidote?) in thin gouge zone.
70.00	71.40

Fault zone only small Rhyodacite welded Tuff core fragments, oxidized to Hematite small < 1 mm Rhyolite? or tuff fragments and small 1 to 2 mm long feldspar altered to hornblende? crystals in brown to light red colour welded groundmass, few 0.1 to 2 cm wide banded calcite partially altered to clays – Microcrystalline chalcedonic qtz- hematite-green to yellow colour anhedral mineral Epidote?< Hematite vnlts

71.40	84.43

Rhyodacite welded tuff formed by 1 to 2 mm long plagioclase altered to hornblende? and oxidized to hematite small lytic pyroclastic fragments in brown to light red colour welded groundmass 0.1 to 2 cm wide banded calcite partially altered to clays and to microcrystalline chalcedonic qtz- hematite-green to yellow colour anhedral mineral Epidote?< Hematite vnlts forming a wide apart Stockwork zone, trz of Mn Ox in few vnlts.

84.43	87.70

Rhyodacite? Welded tuff clay alteration 1 to 2.5 cm wide banded calcite partially replaced to microcrystalline chalcedonic qtz-white clays-green to light yellow anhedral mineral Epidote?-Hematite and less Mn Ox vnlts at 0º to 30º and 50º to 70º of c.a.

87.70	92.60	Rhyodacite welded tuff, clay alteration, some banded calcite-hematite and less green yellowish anhedral mineral Epidote? Vnlts at 0º to 10º and 40º to 50º of c.a. Mn Ox in some vnlts.
92.60	100.60	Rhyodacitic welded Tuff, clay alteration, Stockwork of 0.1 to 3 cm wide calcite in parts as druse calcite-Chalcedonic bands in centre< Hematite Trz of Mn Ox vnlts, epidote diss
100.60	104.55	Fault zone, strong fractured Rhyodacitic welded Tuff, clay alteration, irregular 0.1 to 0.5 cm wide calcite vnlts and fragments.
104.55	105,85

Rhyodacitic welded Tuff, adv Epidote and mod clay alteration, various 0.3 to 1.5 cm wide calcite partially replaced to clays-Hematite-MnOx-epidote?-vnlts (jasper look?) vnlts in moderate apart Stockwork.

105.85	107.10

Fault zone, planes at 70º at top and 50º at bottom of c.a. Rhyodacitic welded Tuff broken fragments, adv epidote less clay calcite alteration, epidote replacing feldspar crystals few Hematite vnlts scarce fragments of FG quartz.

107.10	116.45	Rhyodacitic welded Tuff, adv clay calcite less epidote alteration, irregular 0.1 to 2 cm wide calcite-Hematite < MnOx –clays vnlts in Stockwork, some banded vnlts

2

		109.30 m Fault at 40º of c.a.
		108.81 m -111.60 m Slickensides every 20 to 50 cm at 60º to 70º of c.a.
		112.50 m Fault at 40º of c.a. adv epidote
116.45	121.74	Bx or Conglomerate, formed by 0.3 to 6 cm long sub rounded mainly volcanic rock fragments in abundant milled tuffaceous altered to clays groundmass, abundant Hematite diss in groundmass.
121.74	130.65	Hybrid sand grain size Tuff or thick beds of S.S.? few thin zones with 0.3 to 0.5 cm long rounded rock fragments, Adv clay alteration and oxidation to Goethite- Hematite diss. (Soft rock)
		130.65 m Contact by Fault at 60º of c.a.
130.65	147.85

Medium Size Grain S.S. thick beds 98%, scarce up to 10 cm Silts? Interval, Adv clay and chlorite-silica alteration (completely stained to light green colour), Silts interval silicified. Very soft rock by adv alteration. Scarce < 0.1 cm wide calcite < FG Py vnlts at 20º of c.a. scarce slickensides with green talc (soap stone).

147.85	150.80	Fault milled rock forming talc (soapstone), adv clay and chlorite alteration, FG subhedral Py diss or in clouds up to 4%
150.80	160.63	Bx by Fault, sub rounded up to 2 cm long Silts and S.S. fragments in abundant milled rock groundmass, Adv chlorite-clay alteration, FG Py in irregular clouds Py 3% to 5%, few calcite fragments
160.63	173.05

S.S. Thick beds no bedding planes, scarce irregular silicified Silts lenses at 60º of c.a., Adv clay-chlorite alteration, scarce 1 to 2 mm wide calcite vnlts at 30º of c.a., FG Subhedral Py diss in irregular 2 to 5 cm long clouds Py in general 2%, irregular sub rounded 2 x 2.5 cm calcite fragments with clear qtz “ eyes”

173.05	179.30

Conglomeratic Sandstone, irregular zones 20 to 50 with sub rounded 0.5 to 2 cm long S:S: Silts< limestone, scarce of porphyritic volcanic rock fragments in a medium to coarse grain size sandy groundmass, clay and chlorite alteration staining to light green colour the rock, Trz of Py diss

179.30	181.57	Fine to medium size grain S.S. very scarce 1 to 10 cm wide fine grain sedimentary silicified Silts interval, at 60º of c.a. clay and chlorite alteration, soft rock trz of Py diss.
181.57	188.25

Conglomeratic sandstone, few sub rounded< 2 cm long scarce up to 5 cm long sedimentary rock and scarce volcanic fragments in medium size grain sandy groundmass, fragments with wk chlorite also chlorite staining groundmass to light green colour, wk clay alteration.

188.25	209.40

Unsorted Conglomerate formed by subangular to sub rounded 2 to 3 cm long, few up to 15 cm fragments of sedimentary rocks and scarce e of volcanic, some fragments with silicification, chlorite diss in fragments and in “bands” or zones 1.5 to 2 meters wide of groundmass, also 1 to 1.5 meters wide with wk FeOx- MnOx diss staining to brown to black colour groundmass. Trz of Py diss.

209.40	215.35	Conglomeratic S.S. few < 2 cm long fragments of sedimentary rock fragments in coarse grain size sandy groundmass, wk chlorite in some fragments and also diss in groundmass. wk clay alteration
215.33	230.73

Conglomerate, formed by sub rounded sedimentary and less volcanic fragments in a coarse grain size sandy groundmass, wk clay alteration, moderate chlorite staining the rock and some fragments, FeOx-MnOx diss staining to brown colour groundmass in 1 to 2 meters “bands”. Trz of Py

230.73	239.85

Conglomerate, sub rounded sedimentary fragments some silicified in zones with smaller size fragments < 0.5 cm long, wk clay alteration, moderate chlorite in some fragments and also as diss in groundmass, scarce 0.2 cm wide irregular calcite vnlts at 30º of c.a.

3

239.85	241.35

Conglomerate sedimentary sub rounded fragments 50 to 10 cm long in medium to coarse grain size sandy groundmass, clay and chlorite alteration FeOx< MnOx diss staining to light brown the groundmass, scarce 0.2 to 0.5 cm wide druse calcite irregular vnlts at 0º to 20º of c.a.

241.35	243.85	Conglomeratic sandstone, subangular < 1 cm long sedimentary fragments in abundant coarse grain sandy groundmass, wk clay and chlorite alteration.
243.85	246.40

Conglomerate, 1 to 4 cm long sedimentary and few calcite and volcanic subangular to sub rounded fragments in medium to coarse grain size S.S. groundmass, wk chlorite in some fragments, FeOx-MnOx oxidation staining groundmass to a brown to black colour.

246.40	247.45	Conglomerate, few sub rounded S.S. and Silts less limestone fragments, chlorite in fragments, wk clay and chlorite in groundmass.
247.75	250.15

Conglomerate sandstone, some 0.2 to 0.5 cm long sub rounded sedimentary fragments in medium to coarse grain size sandy groundmass, clay and wk chlorite diss in groundmass, thin zones up to 20 cm long with oxidation of FeOx MnOx, staining to light brown colour groundmass

		250.15 m Fault at 60º of c.a.
250.15	253.40

Conglomerate, subangular 0.5 to 4 cm long sedimentary rock fragments in medium size grain sandy groundmass, fragments size increasing to depth, scarce limestone fragments up to 10 cm long, wk chlorite alteration in some fragments FeOx-MnOx? Diss in groundmass staining it to a brown colour.

253.40	259.10

Conglomerate subangular to sub rounded sedimentary fragments 0.5 to 4 cm long in coarse size grain sandy groundmass, wk to moderate chlorite alteration in bands up to 1.5 m wide, irregular oxidized zones with brown stain Goethite- MnOx? Diss

		259.70 m Fault at 55º of c.a.
259.10	261.70	Conglomerate abundant sedimentary fragments 0.2 to 3 cm long in medium size grain sandy groundmass, mod chlorite wk clays alteration.
261.70	268.00

Conglomeratic Sandstone, scarce 1 to 2 cm sub rounded sediments and calcite< qtz fragments, wk clay and chlorite alteration, few 1 to 3 per meter 0.1 to 0.5 cm wide calcite wk goethite stained vnlts at 20º and 50º of c.a., scarce FG Py clouds, Py < 1% in interval.

		265.70 m-266.0 m Fault zone with Bx fragments some of calcite-Py< FeOx up to 2 x 3 cm.
268.0	279.25	Conglomerate with zones up to 1 m wide of conglomeratic sandstone, subangular to sub rounded < 3 cm fragments wk clay wk to moderate chlorite alteration.
279.25	279.45	Fault Bx at 50º of c.a. Subangular sedimentary fragments< 2 cm long in milled rock wk clay and chlorite altered groundmass FG Py trz to 1% scarce fragments with thin qtz vnlts.
279.45	282.00

Kuc Caracol Fm Silts 90% thin bedding < 1 cm wide fine grain size S.S, beds at 40º of c.a., moderate bleaching to a light grey colour, wk clay alteration, soft rock, scarce 1 to 2 per meter 0.1 to 0.5 cm wide calcite vnlts and lenses, few < 1 mm wide calcite partially replaced to FG qtz FG Py and trz of ss? Vnlts.

282.00	284.68

Silts 95% thin < 0.5 cm wide S.S. beds at 40º to 60º of c.a. moderate bleaching, clay alteration, soft rock, scarce 1 to 2 per meter 0.5 to 1 cm wide calcite partially to FG qtz trz of FG Py and trz of ss lenses also < 0.2 cm wide irregular FG Py vnlts VFG Py-MnOx? in microvnlts and lenses

284.68	287.43

Silts 95%, bleached wk clay alteration, scarce < per meter calcite stained to brown reddish vnlts at 40º of c.a. fe irregular < 0.2 cm wide calcite trz of Mn Ox vnlts at 80º to 85º of c.a. scarce FG Py- Mn Ox microvnlts

4

286.85 m 1.6 cm wide micro-Bx along bedding formed by small < o.5 cm long subangular to sub rounded bleached silts in calcite stained to light orange colour-FG qtz groundmass, white calcite < FG Py bands in walls.

287.43	289.20	Silts 95% folded and partially Bxed, wk bleached, clay alteration soft rock, irregular calcite in parts stained to pink to light red colour less qtz-FG Py and Mn Ox or ss? Vnlts and lenses.
		288.90 m-289.10 m Fault gouge zone at 70º of c.a., calcite less qtz irregular fragments some qtz with light grey colour stain ss?
289.10	289.50	Silts 95% light grey colour, clay alteration, irregular 0.1 to 0.5 cm wide calcite-FG subhedral Py in thin blades, also VFG Py-MnOx or ss? Vnlts at 30º and 60º of c.a.
289.50	292.00	Silts 95% thin < 0.8 cm wide S.S. beds bedding at 30º of c.a. bleached rock to light grey with light green stain colour, bedding at 30º of c.a.
292.00	293.65	Silts 95% wk clay brown to red colour stain as oxidation of Fe or Mn in zones away of fractures, scarce calcite vnlts at 20º to 30º of c.a.
293.65	308.35

Silts 95% thin bedding, fine grain size S.S. thin beds < 0.5 cm wide wavy bedding at 25º to 30º of c.a. wk clay alteration scarce < 1 per meter 0.1 to 0.7 cm wide calcite vnlts at 70º to 75º of c.a. and very scarce thin lenses.

308.35	310.50	Silts 95% thin bedding at 20º to 25º of c.a. grey colour rock soft rock, wk clays in some fractures, irregular 0.1 to 0.3 cm wide calcite-clay FG Py vnlts at 40º to 60º of c.a. Py 1%
310.50	311.60	Silts 95% irregular bedding at 10º to 30º of c.a. scarce S.S. thin beds wk clay alteration
311.60	312.10	Silts wkly bxed wk clays irregular VFG Py vnlts also diss in some fragments as clouds Py 3% to 4%.
312.10	322.17	Silts 98% thin bedding at 30º of c.a. wk clay alteration grey colour rock, scarce 0.2 to 0.7 cm wide calcite vnlts at 45º and 60º of c.a.
		312.72 m Fault at 20º of c.a. 5 cm of gouge milled Py, wk clays
322.17	327.85

Silts 95% thin bedding S.S. wavy < 0.5 cm wide beds at 30º of c.a. wk sericite in few fractures, zones up to 5 cm wide of wk bleaching, scarce up to 0.8 cm wide banded calcite lenses, trz of FG Py 0.1 to 0.4 cm wide calcite partially replaced to FG qtz vnlts at 30º and 60º of c.a.

327.85	333.40

Silts 95% thin bedding at 30º to 40º of c.a., wk sericite in scarce fractures, broken zone, irregular 0.1 to 3 cm wide calcite partially replaced to FG qtz trz of ss? vnlts at 20º to 30º of c.a. wk bleaching in walls of calcite to qtz vnlts up to 5 cm wide.

333.40	342.55

Silts 90% wavy up to 3 cm wide S.S. beds bedding at 40º to 50º of c.a. few 3 to 4 per meter 0.1 to 0.8 cm wide banded calcite with thin qtz layers lenses less FG Py lenses, also VFG Py in scarce clouds, scarce < 1 per meter up to 5 cm wide calcite almost totally replaced to FG Qtz-trz of FG Py and ss? Vnlts at 40º to 50º of c.a., scarce FG

		342.15 m-342.55 m Fault Bx zone, broken core small < 0.5 cm long calcite fragments.
342.55	369.30

Silts 95% thin bedding at 50º of c.a. wk sericite in scarce fractures, scarce < 1 per meter 0.1 to 1.2 cm wide banded calcite with thin qtz layers, hairline pink to light red oxide layers and trz of FG Py in walls lenses, very scarce < 1 per meter hairline to 0.2 cm wide calcite vnlts at 20º to 60º of c.a.

369.30	370.45	Silts 95% thin bedding at 55º to 60º of c.a. fractured zone.
		369.50 m irregular 2 to 3 cm wide calcite partially replaced to FG qtz-light green clays vnlt at 70º of c.a.

5

370.45	381.80

Silts 95% thin bedding at 50º to 60º of c.a. wk clays in few fractures, scarce 1 per meter 0.2 to 1.2 cm wide bended calcite-thin pink to light red layers lenses, scarce hairline to 0.2 cm wide calcite vnlts at 20º to 30º and 60º of c.a.

381.80	382.30

Silts 95% folded zone beds at 60º of c.a. changing to -60º as chevron fold wk bleaching wk oxidation to light brown to red colour Goethite-Hem? Diss, some 0.1 to 0.4 cm wide calcite vnlts forming small scale Stockwork.

382.30	382.80

50 cm wide Fault vein formed by 20 cm wide banded calcite with thin layers and diss of pink to light red oxides at top of the interval, and 30 cm wide zone of Fault Bx with subangular 0.5 to 9 cm wide calcite-less pink oxides fragments in light grey to light brown-reddish milled rock flour.

382.80	383.10	Silts 95% thin bedding at 60º of c.a. scarce calcite calcite–pink to light red colour oxides in 0.1 to 1 cm wide vnlts at 60º to 75º of c.a.
383.10	392.28

Silts 95% thin bedding at 40º to 50º of c.a. wavy irregular S.S. beds up to 3 cm wide S.S. beds, wk clays in some fractures, scarce 0.2 to 1 cm wide calcite < pink to light red colour oxide vnlts and less lenses.

		385.30 m Fault gouge 5 cm wide zone at 40º of c.a.
		386.00- 386.18 m Fault Bx gouge zone subangular up to 1.5 cm long rock fragments in milled rock flour
392.28	399.95

Silts 95% wavy S.S. beds < 1 cm wide, bedding grading from 30º to 50º of c.a. to depth, wk to moderate clay alteration, sericite on various < 1 mm vnlts and in walls of some calcite vnlts, various 4 to 6 per meter hairline to 0.3 cm wide calcite partially replaced to FG qtz- sericite- light green clays and trz of pink to light red carbonates or oxides vnlts and lenses, vnlts at 10º to 30º of c.a. and less 70º to 80º of c.a., scarce up to 1.5 cm wide Pebble dikes along bedding.

		399.10 m-399.75 m Fault zone broken core slickensides at 40º to 50º of c.a.
399.95	405.25

Silts 85% thin bedding at 50º to 60º of c.a. irregular 0.5 to 1 cm wide scarce up to 6 cm wide S.S. beds, wk clays in microvnlts and in walls of calcite vnlts, few 4 to 5 per meter 0.1 to 0.3 cm wide calcite lenses and scarce vnlts at 20º to 30º of c.a. Scarce 0.2 to 1.5 cm wide irregular pebble dikes along bedding or at 20º of c.a., trz of pink to light red colour carbonates or oxides in pebble dikes, calcite lenses and vnlts.

405.25	410.05

Silts 90% thin bedding scarce up to 3 cm wide irregular S.S. beds bedding at 50º of c.a. wk to moderate clay alteration, zones up to 20 cm wide of consolidated Bx formed by abundant subangular up to 3 cm long sedimentary fragments in scarce calcite-milled rock groundmass, also up to 15 cm wide Bx by faulting zones with 2 % of FG Py in irregular 0.2 to 0.3 cm wide vnlts, also in clouds, few 3 to 5 per meter 0.1 to 0.5 cm wide calcite –light green clays vnlts at 60º to 70º of c.a. Bx zones at 20º top 50º of c.a.

410.05	421.30	Silts 90% thin bedding at 45º to 50º of c.a. S.S. beds 0.1 to 2 cm wide, very scarce sericite in fractures, scarce hairline to 0.5 cm wide calcite lenses and very scarce vnlts at 30º of c.a.
421.30	421.50	Irregular 1 to 3 cm wide calcite light green clays scarce pink to light red carbonate or oxides vnlt and lenses, small Bx in the calcite lens some druse calcite.
421.50	431.90

Silts 90% thin bedding at 50º of c.a. 0.2 to 1.5 cm wide irregular S.S. beds fresh to very wk clay alteration, scarce less than 2 per meter hairline to 0.5 cm wide calcite lenses and less vnlts at 0º to 30º of c.a., very scarce calcite-pink to red carbonate vnlts at 50º of c.a. crossing beds; calcite small crystal in few vnlts at 20º to 30º of c.a.

431.90		End of Hole

6

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	June 17/ 2004
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES

Summary of DDH QTA-19-04; 699,496 E; 2,652,710 N, 330°//-60°/, Concordia area
From	To	Description
0.00	6.71	Drilled with Tricone bit -No core- Casing
6.71	13.15	Kuc Caracol Fm. Silts 90% thin bedding, 0.2 to 0.8 cm wide fine grain S.S. beds, bedding at 70º to 75º of c.a. P-C alteration, hairline to 0.2 cm wide calcite < Goethite lenses, Goethite diss staining to light brown colour the rock, few 0.1 to 0.2 cm wide Goethite vnlts at 50º of c.a. also Goethite in walls of calcite lenses.
13.15	19.55	Silts 95% thin bedding at 70º of c.a. thin < 1 cm wide S.S. beds, fractured zone core fragments < 8 cm long, some gouge zones along bedding up to 7 cm wide, Bx by fault zones up to 10 cm wide P-C alteration few < 0.2 cm wide calcite- Goethite lenses, Goethite trz of Hematite microvnlts at 10º to 30º of c.a. Fault zone no planes only milled rock.
		19.05 m Bottom of oxidation zone FG Py diss in rock between fractures
		19.05-19.55 m Silts 95% bedding at 65º to 70º of c.a. P-C alteration FG anhedral Py in up to 1 cm wide bands, Py 2% to 4% few Goethite vnlts at 10º to 20º of c.a. mix sulfide-oxide zone.
19.55	27.00	Silts 95% thin bedding at 70º of c.a. 0.2 to 0.5 cm wide fine grain S.S. beds, P-C alteration, few 1 to 2 per meter 0.1 to 0.6 cm wide calcite partially replaced to FG qtz, medium size grain cubic Py vnlts at 0º to 10º and 20º to 40º of c.a., scarce calcite-qtz-Py lenses, FG anhedral Py diss in bands up to 1 cm wide, also in 0.1 to 0.2 cm wide lenses Py in interval 4% to 5% Bx zones up to 4 cm wide at 10º to 20º of c.a.
27.00	29.10	Silts 90% few S.S. fragments, Brecciated zone no visible bedding planes, P-C alteration wk sericite in fractures, thin calcite totally replaced to FG qtz irregular vnlts and as groundmass of BX, also irregular 0.1 to 5 cm long sub rounded to subangular rock fragments FG Py in irregular clouds. Close to qtz-calcite irregular vnlts, also FG cubic Py in some vnlts, Py in interval 5% to 7%.
29.10	38.40	Silts 95% < 0.5 cm wide fine grain S.S. beds, bedding grading from 30º to 50º of c.a. P-C alteration wk sericite in fractures, irregular up to 10 cm wide Bxed zones formed by subangular rock fragments in calcite almost completely replaced to FG qtz groundmass, some irregular 0.2 to 0.8 cm wide calcite to FG qtz vnlts and lenses, vnlts at 30º of c.a. VFG Py clouds, also FG anhedral Py in 0.1 to 0.2 cm wide vnlts and lenses Py 3% to 5%, Bxed zones with Py up to 8% trz of ss? In calcite-qtz-Py vnlts.
38.40	40.68	Fractured zone, Bx zones up to 5 cm wide, formed by subangular < 1 cm long

1

		rock fragments in milled rock flour, sericite in rock flour, scarce < 1% calcite to FG qtz-Py irregular vnlts, VFG Py with light green stain diss in clouds and thin beds Py 3% to 5%
40.68	46.10	Silts 90%, S.S. beds 0.2 to 2 cm wide, bedding at 50º to 70º of c.a. P-C alteration to wk QSPC wk bleaching, wk sericite, various 5 to 7 per meter 0.1 to 0.5 cm wide calcite almost totally replaced to FG qtz- FG Py vnlts and lenses, vnlts at 10º to 35º of c.a., FG anhedral Py in < 0.2 cm wide lenses and less vnlts at 10º and 50º of c.a.
46.10	48.90	Silts 95% bedding at 70º of c.a. thin irregular 0.5 to 1.5 cm wide S.S. beds, P-C alteration to wk QSPC alteration wk sericite, fractured zones with bxed rock zones up to 25 cm wide at 20º to 40º of c.a., 0.1 to 0.5 cm wide irregular calcite to FG qtz anhedral Py vnlts at 20º to 40º of c.a., in Bx zones trz of ss?, FG Py in irregular clouds and diss in up to 0.8 cm wide bands Py 3% to 4%
48.90	50.90	Silts 90% to 95%, scarce thin < 1.5 cm wide fine grain size S.S. beds, bedding at 75º to 85º of c.a. wk bleaching wk sericite in fractures P-C to wk QSPC alteration, very scarce calcite totally replaced to FG qtz-medium size grain anhedral Py vnlts at 20º to 30º of c.a. and less in 0.1 to 0.3 cm wide lenses Py 2% to 4%
50.90	51.70	Silts 95% bedding at 65º to 70º of c.a. Wkly Bxed zone, wk bleached wk sericite P-C alteration to wk QSPC , calcite totally replaced to FG qtz-FG Py vnlts 0.5 to 2.5 cm wide at 30º to 40º of c.a. VFG anhedral Py in vnlts at 30º of c.a.
51.70	57.70	Silts 95% irregular bedding at 65º to 80º of c.a. some folds, P-C alteration wk sericite scarce < 0.2 cm wide calcite replaced to FG qtz- FG Py lenses and scarce vnlts at 20º and 50º of c.a., few VFG Py clouds and thin 0.1 to 0.5 cm wide lenses, Py 2% to 3%.
57.70	58.55	Silts 80% irregular 0.1 to 0.7 cm wide fine grain size S.S. beds at 60º of c.a., P- C alteration to wk QSPC alteration wk clays, some 2 to 3 per meter 0.2 to 0.8 cm wide calcite totally replaced to FG qtz – FG anhedral Py lenses, less vnlts at 40º to 50º of c.a. VFG PY clouds Py 4% to 6%.
58.55	60.55	Silts 95% bedding at 50º of c.a. scarce 1 per meter 0.2 to 0.3 cm wide calcite top FG qtz < Py vnlts at 50º of c.a. and scarce < 0.2 cm wide lenses, scarce FG subhedral Py vnlts.
60.55	64.00	Silts 90% to 95% wavy up to 3 cm wide S.S. beds at 60º of c.a. wk clays in fractures P-C to wk QSPC alteration irregular fractured < 0.2 cm wide calcite to FG qtz vnlts, some 3 to 5 per meter 0.1 to 0.2 cm wide calcite to FG qtz < Py lenses.
64.00	65.70	S.S. 80% thin < 0.5 cm wide black silts beds at 70º of c.a. QSPC alteration, white to cream colour calcite to FG qtz- adularia? Less FG anhedral Py vnlts at 20º of c.a.
		64.55-64.92 m Fault gouge zone only few calcite to FG qtz < FG Py and less rock fragments in abundant milled rock, black colour. VFG Py with dark green stain in few vnlts.
65.70	70.00	Silts 90% wavy up to 0.8 cm wide S.S. lenses 10%, bedding at 40º to 60º of c.a. P-C alteration wk sericite in scarce calcite vnlts, scarce 1 per meter calcite vnlts in top of interval.
		68.50 m- m Fractured zone bedding at 45 º to 50º of c.a. P-C alteration various 0.2 to 0.6 cm wide calcite anhedral Py less Py like blades vnlts at 20º to 30º of c.a. and less lenses.
70.00	76.50	Silts 60% irregular fine to medium size grain S.S. lenses and wavy beds, bedding at 65º of c.a. P-C alteration few 2 to 3 per meter, irregular 0.3 to 0.7 cm wide calcite < FG Py trz of ss vnlts and lenses, vnlts at 10º to 30º of c.a.

2

76.50	81.60	Silts 90% irregular 0.2 to 1.5 cm wide S.S. lenses, bedding changing from 70º to 80º then 65º of c.a. P-C alteration few 3 to 4 per meter 0.1 to 1 cm wide calcite trz of FG Py vnlts at 20º and 50º of c.a. also calcite in 0.2 to 1.5 cm wide lenses
81.60	83.50	Medium size grain S.S. beds 70% thin irregular 3 to 6 cm wide Silts lenses, bedding at 50º to 60º of c.a. P-C alteration various 6 to 8 per meter calcite-FG Py trz of stibnite vnlts in small scale Stockwork vnlts 0.2 to 0.8 cm wide, few irregular druse calcite- FG Py vnlts at 70º of c.a.
83.50	85.30	Kuc Fm silts thin bedding 60%, S.S. wavy irregular lenses 0.5 to 5 cm wide, P-C alteration, scarce 1 to 2 per meter 0.1 to 0.3 cm wide calcite less FG Py in walls lenses.
85.30	88.20	S.S. 70% irregular thick beds up to 35 cm wide, Silts in intervals up to 50 cm wide 30%, bedding at 60º of c.a. P-C to wk QSPC alteration some sericite in vnlts. Various 8 to 10 per meter irregular calcite partially replaced to FG qtz < Sericite < Py vnlts and lenses, thin 15 to 20 cm wide Bxed zones, broken vnlts, irregular Py in < 0.1 cm wide vnlts Py 3% to 5% 86.85-87.00 15 cm wide Bx by faulting zone at 60º of c.a. Py 5%
88.20	89.90	Silts 95% scarce < 0.5 cm wide fine grain size S.S. lenses, bedding at 70º of c.a. P-C alteration, few 5 to 6 per meter irregular 0.5 to 2 cm wide calcite partially replaced to FG qtz trz of Py trz of ss vnlts at 20º to 30º and 50º to 70º of c.a.
89.90	98.25	Silts 90% irregular wavy 0.5 to 3 cm wide S.S. beds, bedding changing from 50º to 0º then 60º of c.a. P-C alteration, few 2 to 3 per meter irregular 0.2 to 0.6 cm wide calcite lightly replaced to FG qtz trz of FG Py trz of red Sph in scarce < 0.2 cm wide calcite vnlts at 10º to 20º and few 50º to 70º of c.a. trz of VFG Py clouds.
98.25	105.77	Silts 98% thin bedding S.S. < 0.5 cm wide beds bedding at 65º of c.a. P-C alteration few 1 to 2 per meter 0.1 to 0.3 cm wide calcite trz of FG anhedral Py vnlts at 20º to 30º of c.a. VFG Py diss in scarce S.S. beds Py < 1% in the interval FG Py also in walls of few calcite vnlts.
105.77	106.10	Brown to red Sph FG Py in < 0.2 cm wide calcite vnlt at 20º of c.a.
106.10	112.90	Silts 95% thin bedding at 75º of c.a. P-C alteration scarce less than 1 per meter calcite irregular lenses and very scarce hairline to < 0.1 cm wide vnlts at 30º of c.a.
112.90	113.05	4 cm wide druse calcite vnlt with thin pebble dikes zones at 40º of c.a. FG Py diss in walls of the vnlt.
113.05	121.50	Silts 95 fine grain size S.S. 0.5 to 3 cm wide beds at 60º of c.a. P-C alteration scarce less than 1 per meter 0.1 to 0.5 cm wide calcite lenses and scarce hairline to 0.3 cm wide vnlts at 20º to 40º of c.a.
121.50	124.00	Silts 90% fine grain size S.S. beds up to 5 cm wide. Bedding at 50º of c.a. wk sericite in scarce vnlts. P-C alteration very scarce less than 1 per meter 0.1 to 0.2 cm wide calcite < sericite vnlts at 20º to 40º of c.a.
124.00	127.10	Silts 90% thin bedding at 20º to 30º of c.a.
		124.00-125.00 m Calcite 0.5 to 3 cm wide vnlts in Stockwork at 20º of c.a.
		125.00- 127.10 m Druse calcite trz of stibnite rosettes 0.5 to 5 cm wide vnlt at 0º to 10º of c.a.
127.10	128.23	Silts 98% thin bedding at 20º of c.a. P-C alteration scarce 1 to 2 per meter 0.3 to 0.5 cm wide calcite vnlts
128.23	128.82	5 cm wide Calcite FG Py less brown to red Sph vnlt at 10 to 30º of c.a.
128.82	137.00	Silts 95% irregular fine grain size S.S. beds bedding changing from 30º to 0º then 20º of c.a. P-C alteration wk sericite in scarce calcite vnlts; 4 to 6 per meter thin 0.1 to 0.8 cm wide irregular calcite lenses, and few 0.1 to 0.4 cm wide

3

		calcite vnlts at 0º to 30º of c.a. small and thin up to 5 cm wide pebble dike with calcite groundmass.
137.00	139.50	Silts 95% wavy bedding at 15 º to 20º of c.a. P-C alteration wk sericite in walls of calcite-qtz vnlts. 0.1 to 0.2 cm wide calcite partially replaced to FG qtz less sericite trz of FG Py vnlts at 15 º to 20º of c.a. crossing bedding.
139.50	151.50	Silts 90% medium size grain S.S. beds up to 15 cm wide bedding at 40º of c.a. P-C alteration few 2 to 4 per meter irregular 0.2 to 0.7 cm wide calcite less and local sericite trz of FG Py vnlts at 20º to 30º of c.a., scarce 0.2 to 0.3 cm wide calcite to qtz lenses
151.50	153.10	Calcite partially replaced to microcrystalline qtz less sericite 0.8 to 1.5 cm wide vnlts at 15º to 20º of c.a.
153.10	160.63	Silts 95% scarce fine grain size S.S. beds wavy 0.2 to 2 cm wide S.S. beds bedding at 20º to 30º of c.a. P-C alteration very wk sericite in scarce calcite vnlts walls. Few 2 to 5 per meter irregular 0.1 to 1.5 cm wide calcite with thin rock or organic material layers vnlts and lenses vnlts at 30 and 60º to 70º of c.a.
160.63	171.90	Silts 95% irregular bedding from 30º to 10º of c.a. P-C alteration scarce 1 to 2 per meter 0.1 to 0.3 cm wide calcite trz of FG subhedral Py vnlts at 30º to 50º of c.a.
171.90	186.15	Silts 85% to 90% fine grain size S.S, irregular beds 0.5 to 3 cm wide at 10º - 0º down to 25º and finally 0º of c.a. at bottom of interval, P-C alteration scarce 0.1 to 0.4 cm wide calcite-scarce FG Py vnlts at 0º to 20º and 60º to 70º of c.a., very scarce irregular 0.5 to 1.5 cm wide calcite vnlts and lenses, scarce druse calcite.
186.15	187.40	Silts 90% irregular bedding at 30º of c.a. S.S. beds < 0.5 cm wide , P-C alteration few 2 to 3 per meter irregular 0.2 to 2 cm wide calcite trz of FG Py lenses and few vnlts at 20º to 30º of c.a.
187.40	197.90	Silts 85% 0.5 to 3 cm wide fine grain size S.S. beds, bedding at 0º to 20º of c.a. P-C alteration scarce irregular 0.2 to 0.8 cm wide calcite lenses and few vnlts at 10º to 30’º of c.a. few at 60º to 70º of c.a. trz of ss in very scarce vnlts.
197.90	200.25	Few 3 to 4 per meter 0.1 to 0.3 cm wide calcite vnlts at 20º to 25º and 50º to 60º of c.a.
200.25	204.80	Silts 90% fine grain size S.S. in 0.2 to 2 cm wide beds, bedding at 20º to 25º of c.a. P-C alteration few 2 to 3 per meter hairline to 0.2 cm wide calcite trz of FG Py lenses and few vnlts at 20º to 30º of c.a. irregular < 0.1 cm wide FG Py< calcite vnlts at 60º to 80º of c.a.
204.80	207.60	Silts 90% FG S.S. beds 0.5 to 1.5 cm wide, bedding at 10º to 15º of c.a. P-C alteration to wk QSPC, calcite partially replaced to FG qtz, some 4 to 6 per meter irregular 0.1 to 0.8 cm wide FG anhedral Py in bands with calcite FG Qtz vnlts at 20º to 30º of c.a. and 70º to 80º of c.a. Py 2% to 3% in the interval.
207.60	209.10	1.5 meters wide vein formed by about 40% of FG anhedral Py, less calcite partially replaced to microcrystalline qtz-Sulfosalts (Proustite and less Pyrargyrite-, jamesonite), brown to red Sph trz of chalcopyrite, top of vein at 80º of c.a. and bottom at 70º of c.a.
209.10	209.40	Bx formed by lightly silicified Silts less subangular to sub rounded S.S. fragments 0.2 to 2x6 cm long fragments in abundant coarse calcite crystals, also fine grain Qtz as replacement of calcite and milled rock groundmass, scarce rock fragments with FG Py and trz of Sph.
209.40	209.70	Fractured Silts, P-C to wk QSPC alteration 0.1 to 0.2 cm wide calcite partially replaced to FG qtz-FG anhedral Py irregular fractured vnlts Py 3% to 5% in interval.
		209.65 m Fault at 60º of c.a.
209.70	214.40	Silts 90% FG S.S. beds 0.5 to 2 cm wide, bedding at 0º to 15º of c.a. P-C

4

		alteration irregular 0.2 to 2 cm wide banded calcite thin layers of FG qtz < FG Py in walls lenses at 0º to 10º of c.a. also irregular calcite FG Py vnlts fragments, few 3 to 5 per meter 0.2 to 0.3 cm wide FG anhedral Py < calcite to qtz and trz of Red to brown Sph vnlts at 40º to 50º of c.a.
214.40	219.13	Silts 90% bedding at 10º to 20º of c.a. P-C alteration scarce 0.1 to 0.2 cm wide calcite FG Py trz of Sph vnlts at 60º to 80º of c.a. few irregular up to 8 cm wide lenses of banded calcite with irregular rock or organic material in layers from hairline to 1 cm wide bands at 50º of c.a.
219.13	221.20	Silts 95% irregular bedding at 10º to 25º of c.a. P-C alteration, various 4 to 6 per meter 0.2 to 2 cm wide calcite partially replaced to FG qtz with light pink colour stain- FG anhedral Py less brown to red Sph and ss vnlts at 50º to 60º of c.a.
221.20	231.50	Silts 95% grey colour beds 0.2 to 5 cm wide among 0.1 to 1.5 cm wide black fine grain Silts bands, bedding 10º to 30º of c.a. few 4 to 6 per meter thin 0.2 to 0.9 cm wide calcite partially replaced to FG qtz- anhedral to subhedral Py trz of brown to red Sph and grey to black sulfosalts vnlts at 60º to 70º of c.a. few at 30º of c.a.; few 0.1 to 0.4 cm wide calcite anhedral Py irregular lenses.
231.50	233.95	Silts 95% irregular bedding at 40º to 60º of c.a. wk sericite in calcite vnlts walls P-C to wk QSPC alteration few 2 to 4 per meter < 0.4 cm wide calcite partially replaced to FG qtz trz of ss vnlts at 50º to 60º of c.a. 232.95 to 232.95 m various 5 to 6 per meter < 0.1 cm wide FG Py < calcite to qtz vnlts at 40º to 60º of c.a.
233.95	234.17	Fault gouge zone at 60º of c.a. milled rock-calcite to qtz-FG Py and ss?
234.17	234.75	Silts 95% bedding 45º to 50º of c.a. P-C alteration wk bleaching 6 to 8 per meter < 0.2 cm wide anhedral Py < calcite trz of ss vnlts at 40º to 50º of c.a. few 70º to 80º of c.a. less at 10º of c.a.
234.75	234.81	6 cm wide calcite partially replaced to FG qtz in walls, medium size anhedral Py less brown to red Sph and trz of ss vnlt at 55º of c.a.
234.81	236.37	Silts 90% < 0.5 cm wide irregular fine grain size S.S. beds bedding at 50º of c.a. P-C alteration scarce 1 to 3 per meter 0.1 to 0.2 cm wide calcite-anhedral Py and trz of ss lenses and less vnlts at 25º of c.a.
236.37	236.41	4 cm wide calcite-medium size grain anhedral Py brown to red Sph and less ss vnlt at 65º of c.a.
236.41	239.00	Silts 90% irregular bedding some folds and brecciation at time of deposition unstable basin, various 6 to 8 per meter irregular 0.2 to1 cm wide calcite anhedral Py vnlts and thin pebble dikes, FG Py < calcite 0.1 cm wide vnlts.
239.00	243.56	Silts 95% bedding at 60º to 70º of c.a. P-C alteration 2 to 3 per meter irregular 0.1 to 0.6 cm wide irregular calcite lenses and vnlts trz of ss in very scarce vnlts at 55º of c.a.
243.56	243.58	2.2 cm wide calcite lightly replaced to FG qtz- medium size anhedral Py- thin rock layers and trz of brown to red Sph and ss vnlt at 40º of c.a.
243.58	248.50	Silts 95% grey colour 0.5 to 5 cm wide , among 0.1 to 1 cm wide black colour very small size grain black Silts layers, bedding 0º to 30º of c.a. P-C alteration few 2 to 3 per meter hairline to 0.2 cm wide calcite FG anhedral Py vnlts at 0º to 10º of c.a. and 40º to 50º of c.a. scarce up to 7,5 cm wide calcite and layers of rock vnlt at 60º to 70º of c.a.
248.50	253.00	Silts 80% irregular wavy 0.5 to 2 cm wide fine grain S.S. beds, bedding at 10º to 25º of c.a. few 2 to 4 per meter 0.3 to 1 cm wide calcite FG anhedral Py and occasional ss and Sph vnlts at 20º to 30º and 70º to 80º of c.a. Py < 1%
253.00	260.00	Silts 95% bedding changing from 30º to 80º of c.a. P-C alteration 3 to 5 per meter thin 0.1 to 0.8 cm wide calcite < FG anhedral Py and trz of brown to red Sph and ss vnlts at 20º to 30º and 70º to 90º of c.a.
260.00	263.08	Silts 95% bedding at 75º of c.a. few 2 to 3 per meter 0.2 to 0.7 cm wide calcite

5

		FG anhedral Py trz of black Sph or ss vnlts at 60º to 85º of c.a.
263.08	263.10	2 cm wide calcite FG anhedral Py black Sph or ss vnlt at 70º of c.a.
263.10	266.65	Silts 90% to 95% bedding changing from 50º to 30º of c.a. P-C alteration few 2 to 3 per meter hairline to 0.2 cm wide calcite FG Py trz of brown Sph-ss vnlts; VFG Py diss in thin 0.2 to 0.4 cm wide vnlts at 35º of c.a. and few clouds.
266.55	266.70	5 cm wide calcite FG anhedral Py brown to red Sph, black Sph or ss vnlt at 60º of c.a. Fault at 60º in footwall of vnlt
266.70	267.20	Silts 95% bedding at 25º of c.a.
267.20	267.26	6 cm wide calcite partially replaced to FG qtz-irregular thin rock layers or bands veinlet at 60º of c.a.
267.31	295.10	Silts 95% bedding at 20º to 40º of c.a. wk sericite in vnlts P-C alteration 0.2 to 1 cm wide calcite less Sph and ss < FG anhedral Py vnlts at 60º to 70º of c.a. and scarce 1 mm wide FG anhedral Py < brown to red Sph – ss vnlts at 50º to 60º of c.a. blade calcite in scarce vnlts , white calcite irregular vnlts 0.1 to 1.2 cm wide
295.10	300.05	Silts 95% thin bedding at 25º to 50º of c.a. P-C alteration wk sericite in scarce calcite vnlts walls few 2 to 3 per meter irregular 0.2 to 5 cm wide calcite < FG Py lenses.
		297.05-297.10 m 5 cm wide calcite-FG Py –AsPy trz of brown Sph and ss vnlt at 40º of c.a.
300.05	304.30	Silts 90% to 95% bedding at 20º to 40º of c.a. wk sericite in some calcite vnlts walls, P-C alteration, irregular calcite < FG Py- sericite and scarce trz of ss vnlts at 0º to 20º and 60º to 80º of c.a.
304.30	306.93	Silts 95% thin bedding at 40º of c.a. P-C alteration, few 0.1 to 0.4 cm wide calcite trz of FG anhedral Py irregular vnlts at 0º to 10º and 30º to 40º and 60º of c.a.
306.93	312.20	Silts 90% to 95%, bedding at 20º to 35º of c.a. P-C alteration scarce < 1 per meter < 1 mm wide calcite trz of FG Py vnlts at 20º to 30’º of c.a. also FG Py < 1 mm wide vnlts at 40º to 60º of c.a.
312.20	314.10	Same rock silts bedding grading from 10º to 0º then 50º of c.a. (3) three 0.3 to 1.2 cm wide calcite FG anhedral Py less black Sph < ss vnlts at 40 º to 60º of c.a.
314.10	323.40	Silts 95% irregular beds at 0º to 20º of c.a. P-C alteration, less than 1 every 1.5 meters, thin 0.1 to 0.3 cm wide calcite FG Py in thin needles, trz of black Sph and less grey ss vnlts at 60º of c.a.
323.40	334.56	Silts 95% irregular bedding at 20º to 40º of c.a. P-C alteration scarce hairline to 0.3 cm wide calcite vnlts at 10º to 30º and 60º to 70º of c.a. few scarce vnlts with ss trz and FG anhedral Py
334.56	334.57	1 cm wide calcite partially replaced to FG qtz-FG anhedral Py < black Sph and ss vnlt at 60º of c.a.
334.57	335.80	Silts 85% few light grey colour fine grain size S.S. beds 0.5 to 3 cm wide, bedding at 0º to 30º, some slickensides along bedding, few irregular FG Py < calcite partially replaced to FG qtz vnlts at 50º to 60º of c.a. or as lenses along bedding, Py 1% also FG Py in small clouds in S.S. beds.
		335.80 m Fault at 65º of c.a.
335.80	341.65	Silts 80% irregular wavy 0.5 to 2 cm wide fine grain size S.S. beds, bedding grading from 0º to 40º of c.a., wk to moderate sericite only in few vnlts, scarce hairline to 0.5 cm wide calcite< FG Py vnlts.
341.65	342.10	Fault zone, thin gouge and bxed intervals in milled rock.
3421.0	343.06	Silts 80% irregular 0.2 to 1 cm wide S.S. beds, bedding at 50º to 60º of c.a., few 0.1 to 0.2 cm wide calcite-FG Py lenses along bedding

6

		343.00 m Fault along bedding at 50º of c.a.
343.06	343.08	2 cm wide FG Py < calcite less black Sph – ss lenses at 55º of c.a.
343.08	351.40	Silts 80% irregular wavy beds some medium size grain S.S. beds, folded beds, bedding at 0º to 40º of c.a. P-C alteration, few 0.1 to 1 cm wide calcite-FG Py less black Sph trz of ss vnlts and lenses vnlts at 50º to 60º of c.a., FG Py < calcite lenses and vnlts at 50º of c.a.
351.40	360.00	Silts 90% irregular folded beds P-C alteration scarce 1 to 2 per meter 0.1 to 0.3 cm wide calcite < FG Py vnlts at 10º to 20º and 40º to 60º of c.a. also 0.2 to 0.8 cm wide irregular calcite FG Py lenses
360.00	365.65	Silts 90% irregular lightly folded beds at 45º of c.a. P-C alteration few 1 to 2 per meter 0.2 to 1 cm wide calcite –FG anhedral Py less black Sph and trz of ss vnlts at 40º to 60º of c.a. also FG Py <calcite vnlts at 40º to 50º of c.a. Py 1% to 2%
365.65	370.40	Silts 95% beds at 20º to 50º of c.a. wk to moderate sericite in vnlts and in walls of calcite vnlts. P-C alteration few calcite < sericite and less FG anhedral Py vnlts at 30º of c.a. also up to 1 cm wide lenses.
370.40	372.40	Silts 95% P-C alteration few 2 to3 per meter 0.2 to 0.8 cm wide calcite- FG anhedral Py-black Sph< ss vnlts at 40º to 70º of c.a. scarce hairline to 0.2 cm wide calcite FG Py vnlts.
372.40	376.00	Silts 90% to 95% thin bedding at 70º of c.a. P-C alteration few 3 to 4 per meter irregular 0.1 to 0.5 cm wide calcite trz of FG Py lenses and few vnlts at 20º to 30º of c.a.
376.00	377.00	Silts 95% thin bedding at 85º to 90º of c.a. few < 0.5 cm wide fine grain size S.S. beds P-C alteration few 2 to 3 per meter 0.1 to 0.4 cm wide FG Py < calcite less black Sph and trz of ss vnlts at 70º to 90º of c.a.
377.00	380.09	Silts 90% thin bedding at 70º to 90º of c.a. P-C alteration few 0.1 to 0.3 cm wide calcite < FG Py lenses and in few 0.1 to 0.3 cm wide calcite vnlts at 30º to 40º of c.a.
380.09	384.00	Silts 90% thin layers, scarce 0.1 to 0.5 cm wide fine grain size S.S. beds, bedding from 85º to 75º of c.a. P-C alteration hard rock, few 1 every 1.3 meters 0.6 to 1.4 cm wide calcite-FG anhedral Py, black and red Sph and less ss vnlts at 40º to 50º of c.a., FG anhedral Py diss in walls of some S.S. beds, also with calcite in few 0.1 to 0.3 cm wide lenses.
384.00	389.00	Silts 90% S.S. beds 0.5 to 2.5 cm wide, bedding at 75º of c.a. irregular bedding P-C alteration, scarce sericite in vnlts at bottom of the interval, few 3 to 4 per meter 0.1 to 0.3 cm wide FG anhedral Py< calcite vnlts at 20º to 30º of c.a. trz of black and less red Sph in scarce Py-calcite vnlts at 45º of c.a.
389.00	389.12	Fault zone, slickensides at 70º to 80º of c.a. thin < 2 cm wide gouge zones
389.12	390.48	Silts 90% to 95% thin 0.5 to 1.5 cm wide fine grain size S.S, beds at 70º of c.a. P-C alteration wk to moderate sericite in few calcite vnlts walls at 20º to 30º of c.a. just one irregular 0.5 to 0.7 cm wide calcite partially replaced to FG qtz < FG Py and less red to black Sph vnlts at 50º of c.a.
390.48	394.80	Silts 90% scarce < 0.5 cm wide fine grain size S.S. beds at 70º of c.a. P-C alteration, various 6 to 7 per meter hairline to 0.1 cm wide FG anhedral Py< calcite vnlts at 40º to 60º of c.a., scarce less than 1 per meter 0.2 to 0.6 cm wide calcite partially replaced to FG qtz, FG Py and trz of Sph vnlts at 35º to 55º of c.a.
394.80	395.53	Fault zone, fault planes at 40º, 50º and 80º of c.a. Bxed gouge zones up to 45 cm wide with milled calcite-rock, 2 to 3 cm wide bands with milled subhedral Py with calcite to FG qtz.

7

395.53	397.30	Compact Silts 90% wavy 0.5 to 2.5 cm wide fine grain size S.S. beds, bedding at 60º of c.a., wk sericite in few calcite vnlts walls at 30º to 50º of c.a., scarce FG anhedral Py in few vnlts at 50º of c.a.
397.30	398.37	Silts 90% irregular wavy 0.1 to 2 cm wide fine grain size S.S. beds at 60º of c.a. P-C alteration wk to moderate sericite in few calcite vnlts walls at 10º to 15º of c.a., scarce 0.1 to 1 cm wide calcite vnlts and irregular lenses with FG anhedral Py in walls.
		397.30 m 1 cm wide Fault gouge zone at 60º of c.a.
398.37	400.40	Silts 95% bedding at 60º of c.a. P-C alteration, anhedral to subhedral Py in various 0.1 to 0.3 cm wide vnlts also as small clouds diss in some S.S. beds, Py 2% to 3%, scarce calcite < 0.2 cm wide vnlts.
	402.45	Reduction to NX core diameter
400.40	402.85	Bx by Fault , Bxed zones up to 5 cm wide at 70º of c.a. few medium size<e grain S.S. up to 7 cm long fragments bedding at 20º to 30º of c.a. scarce calcite to qtz irregular fragments, scarce FG Py 1% to 2%
402.85	403.00	5 cm wide anhedral to subhedral Py – black and less brown to red Sph- calcite – ss fault vnlt at 30º of c.a. also gouge with Py-Sph 3 cm wide with milled sulfides and calcite
403.00	408.00	Silts 90% thin 0.5 to 2 cm wide S.S. beds at 50º of c.a. P-C to wk QSPC alteration, wide apart Stockwork of thin 0.2 to 2 cm wide calcite totally replaced to FG qtz-anhedral to subhedral Py less black and red brown Sph irregular vnlts, Py in interval 2% to 3%
408.00	411.80	Silts 95% irregular 0.1 to 1 cm wide fine grain S.S. lenses bedding at 70º of c.a. P-C alteration few 2 to 3 per meter, medium size grain anhedral to cubic Py < calcite partially replaced to FG qtz vnlts at 20º and 50º to 70º of c.a., scarce VFG Py clouds and as irregular diss in walls of vnlts, also few < 1 mm wide FG Py vnlts in small Stockwork zones
411.80	412.10	Irregular 0.1 to 2 cm wide brown to red and black Sph-anhedral Py < calcite totally replaced to FG Qtz vnlts at 30º and 50º of c.a.
		412.00-412.10 m Fault gouge up to 8 cm wide zone at 60º of c.a. with milled calcite to FG qtz-Py< Sph and also as irregular vnlts in gouge zone Py 5%
412.10	419.00	Silts 70% irregular fine to medium size grain S.S. beds up to 60 cm wide, bedding at 60º of c.a. P-C alteration, few 3 to 4 per meter irregular 0.1 to 1 cm wide calcite partially replaced to FG qtz and less FG Py decreasing in amount to the bottom vnlts at 20º, 40º and 60º of c.a. less qtz replaced from calcite and more amount of 0.1 to 1 cm wide calcite < FG Py vnlts at bottom
419.00	422.00	Silts 60% various 0.1 to 20 cm wide fine grain size S.S. beds, bedding at 70º of c.a. Wk QSPC alteration, moderate sericite in vnlts, scarce thin < 0.2 cm wide calcite wkly replaced to FG qtz less sericite vnlts at 10º to 15º and 50º to 60º of c.a. wkly fractured zone, scarce FG Py with thin layers of calcite lenses.
422.00	422.76	Fault zone Bxed rock, irregular calcite and rock fragments Fault planes at 20º to 30º of c.a. sericite wk to moderate in some fractures.
422.76	423.10	Silts 80% thin bedding at 50º of c.a., irregular0.5 to 2 cm wide fine grain size S.S. beds P-C alteration, 2 to 3 per meter hairline to < 0.4 cm wide calcite partially replaced to FG qtz < FG anhedral Py vnlts at 30º and 70º of c.a., also calcite to FG qtz irregular < 0.2 cm wide lenses.
423.10	423.80	Fault zone 2 cm wide gouge zone at 60º of c.a., broken calcite and rock fragments.
423.80	425.20	Silts 85% thin 0.5 to 1 cm wide S.S. beds at 30º of c.a. P-C alteration fine grain size anhedral Py in scarce thin irregular vnlts and clouds Py 1% to 2% scarce < 1 per meter < 0.1 cm wide calcite to FG qtz vnlts.

8

425.20	426.00	3 cm wide calcite partially replaced to FG qtz-FG anhedral Py and less black and brown to red Sph –sulfosalts vnlt at 10º of c.a.
		426.00 m Fault 5 cm wide gouge zone at 45º of c.a.
426.00	431.00	Silts 90% irregular 0.3 to 13 cm wide S.S. beds, bedding at 45º to 50º of c.a. P-C alteration some 4 to 6 per meter thin hairline to 1.2 cm wide FG Py-calcite wkly replaced to FG qtz lenses and scarce vnlts at 40º of c.a. Py 1%
431.00	433.00	Silts 80% wavy 0.2 to 11 cm wide S.S. beds, bedding at 70º of c.a. P-C alteration few 3 to 4 per meter 0.1 to 0.2 cm wide calcite wkly replaced to FG qtz and scarce FG Py vnlts at 10º to 30º of c.a. few up to 0.8 cm wide irregular calcite < FG Py in walls lenses Py < 1%
433.00	436.00	Silts 60% fine grain size S.S. beds up to 60 cm wide bedding at 60º of c.a. P-C to wk QSPC alteration wk sericite in some 2 to 3 per meter calcite partially replaced to FG qtz 0.2 to 0.8 cm wide vnlts at 5º to 10º and 20º to 30º of c.a. trz of ss in vnlts.
436.00	445.30	Silts 90% fine grain size 0.2 to 2 cm wide scarce up to 9 cm wide S.S. beds, bedding at 55º to 60º of c.a. P-C alteration few 2 to 4 per meter 0.2 to 1.5 cm wide calcite vnlts with FG anhedral to subhedral Py vnlts at 20º to 40º of c.a., scarce FG Py in small dots diss in walls of some S.S. beds, Py < 1% in the interval, scarce calcite vnlts wkly replaced to FG qtz.
445.30	446.40	Silts 98% scarce 0.1 to 3 cm wide S.S. beds, bedding at 70º of c.a. P-C alteration, scarce sericite in few calcite vnlts, few 2 to 3 per meter hairline to 0.2 cm wide calcite wkly replaced to FG qtz vnlts at 5º to 20º of c.a.
446.40	453.10	Silts 95% scarce wavy 0.2 to 0.5 cm wide fine grain size S.S. beds at 55º to 70º of c.a. fresh to wk P-C alteration, very scarce < 1 per meter thin hairline to 0.1 cm wide calcite < FG Py vnlts and lenses, vnlts at 30º to 50º of c.a.
453.10	453.60	Bx by faulting, gouge formed by milled rock and less calcite FG Py , Fault planes at 60º of c.a.
453.60	456.29	Silts 95% thin bedding at 70º of c.a. scarce 0.2 to 1.5 cm wide fine grain size S.S. beds, fresh to wk P-C alteration, few 3 to 5 per meter thin 0.1 to 0.3 cm wide calcite and less FG Py lenses, and very scarce hairline vnlts at 0º to 10º of c.a.
456.29		End of Hole

9

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	June 23/ 2004
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES

Summary of DDH QTA-20-04; 699,582 E; 2,652,760 N, 330°/-60°, Concordia area
From	To	Description
0.00	6.40	Drilled with Tricone bit -No core- Casing
6.40	8.05	Kuc Caracol Fm. Fine grain S.S. beds 70% silts intervals 3 to 10 cm wide bedding at 70º to 50º of c.a. P-C alteration, few 2 to 3 per meter 0.2 to 2.5 cm wide calcite with less Goethite in walls vnlts at 10º to 30º of c.a. less vnlts at 70º of c.a. Goethite diss in 0.1 to 0.5 cm wide bands.
8.05	9.30	Fine grain S.S. 70% 10 to 15 cm wide Silts intervals, bedding at 60º of c.a. P-C alteration Stockwork of thin 0.1 to 0.3 cm wide calcite < Goethite vnlts, also few 2 per meter calcite partially replaced to FG qtz< Goethite bands at 0º to 10º of c.a
		8.23-8.40 m Bx by Fault zone at 40º of c.a. small subangular silts fragments with bigger S.S. fragments in milled rock groundmass.
9.30	13.27	Silts 70% fine to medium size grain S.S. beds at 70º of c.a. wk bleaching in S.S. beds P-C alteration few 2 to 3 per meter 0.1 to 0.2 cm wide calcite < Goethite vnlts at 0º to 20º of c.a. scarce Goethite diss in walls of calcite vnlts.
13.27	15.45	Fine to medium size grain S.S. 70% thin irregular Silts intervals up to 5 cm wide, bedding at 70º to 50º of c.a., wk bleaching P-C alteration, few 4 to 6 per meter irregular calcite < Goethite in walls vnlts and lenses, vnlts 0.2 to 0.4 cm wide lenses 0.1 to 1 cm wide.
		14.35-14.55 m Fault at 70º of c.a. grey to light brown mud
15.45	16.70	Silts 80% S.S. beds up to 10 cm wide, bedding at 75º of c.a. P-C alteration few 2 to 3 per meter thin < 0.3 cm wide calcite < goethite lenses, less only goethite 0.1 to 0.3 cm wide lenses.
		16.70 m Bottom of oxidation zone
16.70	29.70	Kuc Silts 90% thin bedding, scarce irregular 0.2 to 0.5 cm wide fine grain size S.S. beds, bedding at 70º of c.a. P-C alteration scarce 1 to 2 per meter 0.1 to 0.8 cm wide calcite Trz of FG Py vnlts and lenses, vnlts at 60º of c.a. scarce VFG Py clouds and irregular thin lenses.
29.70	30.10	Fault Bx gouge zone up to 0 cm wide Fault planes at 30º and 70º of c.a. irregular calcite partially replaced to FG qtz< FG Py fragments in milled rock flour, Goethite in irregular thin vnlts in gouge zone.
30.10	33.30	Silts 90% irregular thin bedding at 10º to 30º of c.a. P-C alteration, irregular 0.1 to 0.3 cm wide Goethite bands, few only goethite vnlts at 0º to 10º of c.a. Goethite in interval 3%.

1

33.30	34.76	Silts 95% bedding at 0º to 20º of c.a. P-C alteration, various irregular Py < calcite lenses and less vnlts at 20º to 40º of c.a. few 2 to 3 per meter 0.1 to 0.3 cm wide calcite < FG Py in walls vnlts at 50º to 70º of c.a.
34.76	43.50	Silts 95% irregular thin bedding at 0º to 25º of c.a. P-C alteration few 2 to 3 per meter banded calcite vnlts at 30º to 50º of c.a.
43.50	50.40	Silts 95% scarce irregular 0.2 to 2 cm wide fine grain size S.S. beds, bedding changing from 40º to 80º of c.a. P-C alteration various 6 to 8 per meter, irregular 0.2 to 1 cm wide calcite scarce FG PY vnlts forming local wide apart Stockwork zones 30 to 60 cm wide, trz of Goethite staining these zones, Pebble dikes up to 10 cm wide.
50.40	54.00	Silts 95% thin bedding at 70º of c.a. P-C alteration, various 6 to 8 per meter irregular calcite –brown goethite 0.1 to 1 cm wide vnlts at 0º to 20º and 50º to 70º of c.a.
54.00	57.10	Silts 95% thin irregular wavy 0.1 to 0.4 cm wide fine grain size S.S. beds bedding at 40º to 70º of c.a. P-C alteration few 2 to 3 per meter irregular 0.1 to 1 cm wide calcite lenses, very scarce 0.1 to 0.3 cm wide calcite vnlts at 20º to 40º of c.a.
57.10	59.40	Various 8 to 10 per meter 0.1 to 2 cm wide calcite lenses and vnlts at 20º and 70º of c.a. some calcite fragments.
		58.30-58.40 m 10 cm wide Fault zone only grey mud
59.40	59.55	Fault zone grey mud, fault planes at 70º and 80º of c.a.
59.55	65.47	Silts 95% bedding at 65º to 75º of c.a. P-C alteration various 5 to 7 per meter thin 0.1 to 0.2 cm wide calcite-trz of FG Py lenses, few 1 to 2 per meter hairline to 0.1 cm wide calcite < FG Py vnlts at 25º to 30º of c.a.
65.47	65.90	Fault zone Bxed gouge zones up to 10 cm wide with few small < 0.5 cm wide calcite fragments in sub rounded up to 1 cm wide rock fragments in milled rock flour Fault planes at 70º of c.a.
65.90	68.65	Silts 95% dark grey colour, irregular fine grain size S.S. lenses Wk P-C alteration, scarce less than 1 per meter hairline calcite vnlts at 30º of c.a. thin 2 to 5 cm wide fault gouge zones at 30º to 40º and 70º of c.a.
68.65	71.90	Silts 98% dark grey to black colour, wk P-C alteration, scarce 1 to 2 per meter irregular calcite 0.1 to 0.3 cm wide vnlts at 0º to 20º and 60º of c.a.
71.90	75.40	Silts 95% grey to dark grey colour, bedding at 75º to 80º of c.a. wk P-C alteration, few 3 to 5 per meter 0.1 to 0.5 cm wide banded calcite lenses, few 0.1 to 0.2 cm wide calcite vnlts at 10º to 30º of c.a.
75.40	75.83	Fault zone zones up to 10 cm wide of only dark grey mud, fault planes at 75º of c.a., few up to 1 cm wide calcite partially replaced to FG qtz lenses or vnlts at 70º to 75º of c.a. in bottom of the interval.
75.83	77.80	Silts 90% dark grey colour no bedding planes in top of interval, irregular fine grain size S.S. lenses at 60º of c.a. scarce 0.1 to 0.3 cm wide calcite lenses or vnlts at 20º to 40º of c.a. few at 60º of c.a.
77.80	78.10	S.S. 60% fine to medium size grain, zone of broken core among only mud zones, no visible fault planes, few calcite 0.1 to 0.5 cm wide vnlts in some fragments.
78.10	78.64	Fine grain size light grey colour S.S. beds with thin < 1 mm wide black Silts or organic material layers, bedding at 60º of c.a. P-C alteration few 1 to 2 per meter, irregular 0.1 to 2 cm wide calcite vnlts at 0º to 10º of c.a.
78.64	78.70	6 cm wide Fault zone, only dark grey colour mud, Fault planes at 70º of c.a.
78.70	80.80	S.S. fine grain size and light grey colour 70% in irregular up to 30 cm wide beds with thin 0.1 to 1 cm wide black Silts lenses, P-C alteration few 2 to 3 per meter,

2

		irregular 0.1 to 1 cm wide calcite vnlts at 5º to 20º of c.a.
80.80	83.00	Broken Core medium size grain in beds up to 30 cm wide S.S. 60%, wk sericite in fractures, few 2 to 3 per meter 0.1 to 0.2 cm wide calcite vnlts at 20º to 30º of c.a.
83.00	89.10	Medium size grain S.S. 60% in beds up to 25 cm wide, thin black silts < 1 mm wide lenses in S.S. beds, also as fine grain 5 to 20 cm wide intervals, bedding at 70º of c.a. wk bleaching wk sericite P-C alteration few 3 to 4 per meter irregular 0.1 to 1.5 cm wide calcite wkly replaced to FG qtz vnlts and lenses vnlts at 10º to 20º of c.a.
89.10	91.40	Silts 70% medium size grain S.S. beds 30% bedding at 80º of c.a. few calcite vnlts.
91.40	93.30	S.S. 60% Sedimentary Bx formed during deposition time Sub rounded calcite and rock fragments wk bleaching wk sericite P-c Alteration, calcite trz of subhedral Py up to 3 cm wide vnlts at 30º of c.a.
93.30	94.10	Silts 80% thin bedding 0.1 to 0.5 cm wide irregular S.S. beds at 0º to 20º of c.a. FG anhedral Py in thin 0.1 to 0.2 cm wide lenses along bedding, few 2 to 3 per meter 0.1 to 0.3 cm wide calcite lenses.
94.10	100.51	S.S. 90% medium size grain thick beds up to 80 cm wide thin 0.1 to 0.3 cm wide black layers of organic material or Silts, bedding at 30º of c.a. small 0.1 x 1 cm calcite lenses diss in black bands up to 5 cm wide. P-C alteration wk to moderate sericite diss in S.S. beds scarce 2 to 3 per meter 0.1 to 0.3 cm wide calcite trz of FG Py vnlts at 10º to 20º and 60º to 70º of c.a.
100.51	106.40	S.S. 60% thin irregular wavy beds 0.2 to 15 cm wide, dark grey Silts thin layers 40% bedding at 30º to 35º of c.a. P-C alteration wk bleaching by sericite in S.S. beds, scarce less than 1 per meter 0.1 to 0.3 cm wide calcite trz of Py vnlts at 10º to 30º of c.a. also as lenses.
106.40	115.80	Silts 60% thin bedding at 40º to 50º of c.a. wavy irregular S.S. 0.1 to 1 cm wide medium size grain beds, P-C alteration wk sericite wk bleaching in S.S. beds few hairline to 0.4 cm wide calcite trz of Py vnlts and few lenses , vnlts at 30º to 40º of c.a. and 80º to 90º of c.a.
115.80	121.75	S.S. 60% irregular beds 0.2 to 10 cm wide, sedimentation on unstable basin deformed and moved beds, bedding from 60º at top to 20º in the centre and 0º at bottom of the interval, wk bleaching in S.s: beds wk to trz of sericite, very scarce hairline to 0.5 cm wide irregular calcite vnlts at 30º to 50º of c.a.
121.75	123.30	S.S. 70% in irregular beds, sedimentation on unstable basin, dark grey irregular wavy 0.1 to 5 cm wide Silts beds and as sub rounded lenses P-C alteration wk sericite in few calcite vnlts walls, few 3 to 5 per meter 0.1 to 0.4 cm wide calcite- sericite and trz of stibnite vnlts and lenses vnlts at 0º to 20º of c.a.
123.30	125.80	S.S. 85% irregular wavy beds and lenses P-C alteration wk sericite, scarce irregular 0.1 to 0.5 cm wide calcite vnlts at 30º and 80º of c.a., scarce up to 1.5 cm wide druse calcite vnlts at 40º of c.a.
125.80	138.20	Silts 80%, irregular banded fine grain size S.S. beds 20%, bedding changing from 40º to 0º of c.a. P-C alteration few 2 to 3 per meter hairline to 0.8 cm wide calcite vnlts at 10º to 30º of c.a. scarce at 75º of c.a. trz of FG Py in some calcite vnlts walls at bottom of the interval.
138.20	145.00	Silts 70% irregular beds and lenses, sedimentation on unstable basin, fine grain irregular S.S. beds and lenses 30%. Stockwork of irregular 0.1 to 1.2 cm wide calcite partially replaced to FG qtz less FG Py vnlts.
145.00	147.00	S.S. 85% to 90% irregular bedding at 20º to 40º of c.a. thin dark grey colour layers of Silts or organic material, P-C alteration few 1 to 2 per meter hairline to 0.5 cm wide calcite-FG Py in walls vnlts at 0º to 20º and 70º to 85º of c.a.

3

147.00	158.25	Silts 90% scarce thin irregular beds, cross-bedding and small folding features, variable bedding from 40º to 0º then 60º of c.a. P.C alteration scarce 2 to 3 per meter 0.1 to 2 cm wide bended calcite lenses, scarce 0.1 to 0.4 cm wide irregular calcite vnlts at 40º of c.a.
158.25	165.00	Silts 80% irregular fine grain size S.S. 0.2 to 2 cm wide beds, some sub rounded up to 5 cm long lenses P-C alteration few 3 to 5 per meter 0.1 to 0.3 cm wide calcite. trz of FG Py vnlts at 10º to 25º and 40º to 60º of c.a.
165.00	170.80	Silts 70% wavy bedding fine to medium size grain S.S. up to 10 cm wide lenses, with some sub rounded Silts fragments, bedding 0º to 25º of c.a. P-C alteration, few 1 to 2 per meter irregular 0.1 to 1.2 cm wide calcite trz of FG PY vnlts at 30º to 50º of c.a.
170.80	174.15	Fine to medium size grain “dirty” S.S. beds 90% bedding at 0º to 15º of c.a. 0.5 to1 cm wide bands with very small organic material particles diss, P-C alteration few 0.1 to 1 cm wide calcite partially replaced to FG qtz- trz of ss vnlts at 60º to 70º of c.a.
174.15	176.55	Bx formed in sedimentation time, formed by 60% of irregular Silts bands, and 0.3 to 6 cm wide lenses and sub rounded to subangular fragments, few irregular 0.2 to 1 cm wide calcite lenses, scarce sub rounded 4 x 14 cm calcite fragments.
176.55	178.60	Silts 90% irregular bedding, thin 0.1 to 1 cm wide wavy S.S. beds, bedding at 30º to 50º of c.a. P-C alteration scarce 1 to 3 per meter 0.2 to 0.5 cm wide calcite trz of black and brown Sph and less ss vnlts at 50º to 70º of c.a.
178.60	181.25	Silts 90% thin irregular < 1 cm wide fine grain size S.S. beds bedding at 60º of c.a. wk P-C alteration scarce less than 1 per meter 0.1 to 0.2 cm wide calcite vnlts at 55º to 70º of c.a.
181.25	185.03	Silts 90% thin bedding medium size grain S.S. beds 0.1 to 5 cm wide, bedding at 40º to 50º of c.a. P-C alteration, few 3 to 4 per meter 0.1 to 0.3 cm wide calcite trz of FG Py vnlts at 25º to 30º and 50º of c.a. few 2 to 3 per meter thin 0.1 to 0.3 cm wide irregular calcite <Py lenses FG Py diss in small rounded clouds in some S.S. beds Py << 1% in interval
185.03	188.08	Silts 95% thin < 0.5 cm wide S.S. beds bedding at 50º to 60º of c.a. P-C alteration scarce 1 to 3 per meter hairline to 0.2 cm wide calcite trz of FG Py vnlts at 10º to 20º and 60º to 70º of c.a.
188.08	194.00	Silts 95% irregular wavy S.S. beds 0.2 to 1 cm wide 5% bedding at 40º to 30º of c.a. wk P-C alteration, scarce 0.1 to 0.3 cm wide calcite trz of FG Py vnlts at 50º and 70º of c.a.
194.00	195.20	Silts 985 bedding at 30º of c.a. wk P-C alteration 2 per meter 0.2 to 1 cm wide calcite partially replaced to FG qtz-FG PY trz of native silver vnlts at 30º to 40º of c.a.
195.20	197.74	Silts 95% bedding at 50º of c.a. P-C alteration some 6 to 8 per meter 0.1 to 0.3 cm wide FG Py < calcite lenses and clouds less vnlts at 30º of c.a. Py 3% to 4%
197.74	197.80	4 cm wide calcite replaced to FG Qtz Proustite < Pyrargyrite – Stibnite grey colour sulfosalts FG anhedral Py vnlt at 60º and 70º of c.a.
197.80	198.08	Wkly Silicified Silts thin irregular < 0.3 cm wide calcite to FG qtz-FG Py irregular lenses and vnlts Py 5% to 7%
198.08	198.11	2 to 3 cm wide calcite partially replaced to FG qtz-FG Py sulfosalts, Sph vnlt at 50º of c.a.
198.11	198.50	Wkly silicified Silts various thin < 0.1 cm wide calcite partially replaced to FG qtz –FG PY vnlts Py 5%
198.50	199.15	65 cm along core axis calcite replaced to FG qtz –Grey colour sulfosalts Proustite?-Pyrargyrite. Possible native silver FG Py vein with some 5 to 8 cm long sub rounded calcite fragments, Vein planes 40º at top and 60º at bottom
4

199.15	205.80	Silts 95% bedding at 70º of c.a. P-C alteration wk sericite few 4 to 6 per meter 0.1 to 1.2 cm wide calcite partially replaced to FG qtz- FG Py trz of black and brown Sph-ss vnlts at 40º to 70º of c.a., various 6 to 8 per meter 0.1 to 0.2 cm wide FG Py vnlts at 70º to 80º of c.a. Py 4%
205.80	212.85	Silts 98% fine grain size 0.1 to 1.5 cm wide S.S. beds bedding at 50º to 60º of c.a. P-C alteration wk sericite some 4 to 6 per meter 0.1 to 0.5 cm wide calcite < FG Py vnlts at 30º , 50º and 70º of c.a.
212.85	213.71	Silts 98% bedding at 40º of c.a. P-C alteration wk sericite few 0.1 to 0.3 cm wide calcite trz of FG qtz-Py in walls vnlts at 30º and 60º of c.a.
213.71	213.76	5 cm wide calcite-Brown Sph –ss FG Py in walls vnlt at 60º of c.a. m
213.76	216.00	Silts 95% bedding at 60º to 70º of c.a. P-C alteration few 4 to 6 per meter 0.1 to 0.6 cm wide calcite wkly replaced to FG qtz< FG PY vnlts at 55º to 70º of c.a. VFG Py in small clouds, PY 1% to 2%
216.00	219.04	Silts 98% thin bedding at 60º of c.a. P-C alteration, fractured rock, various 4 to 6 per meter 0.1 to 0.3 cm wide calcite< FG Py vnlts at 20º to 30º of c.a., scarce 1 to 2 per meter 0.1 to 0.2 cm wide FG anhedral Py- trz of brown Sph z calcite vnlts at 70º of c.a.
219.04	219.30	26 cm wide calcite partially replaced to FG qtz grey sulfosalts. Native silver? Less brown Sph FG Py 7% to 8% vnlt at 50º at top and at 60º of c.a. at bottom.
219.30	221.20	Silts 98% compact rock, bedding at 20º of c.a. P-C alteration few 4 to 6 per meter 0.1 to 0.3 cm wide FG anhedral Py trz of brown Sph –calcite partially replaced to FG qtz vnlts at 20º to 30º and 60º to 70º of c.a.
221.20	221.50	Various 0.1 to 3 cm wide FG anhedral to subhedral cubic medium size Py< calcite to FG qtz –brown Sph less ss vnlts at 60º to 85º of c.a.
221.50	222.70	Silts 90% fine grain size S.S. beds 0.1 to 1 cm wide bedding folded and changing from 70º to 0º then to 10º of c.a. P-C alteration, scarce 0.1 to 0.2 cm wide FG Py < calcite trz of brown Sph < ss vnlts at 30º and 60º of c.a.
222.70	223.90	Silts 95% bedding at 20º to 40º of c.a. P-C alteration, scarce 1 per meter 0.6 to 1 cm wide calcite< FG anhedral Py in walls vnlts at 50º of c.a.
223.90	224.50	Silts 98% bedding 0º to 10º of c.a. P-C alteration few 4 to 6 per meter 0.2 to 0.5 cm wide FG Py < brown and black Sph vnlts at 50º to 70º of c.a.
224.50	231.30	Silts 98% bedding 40º to 50º of c.a. P-C alteration, few 2 to 4 per meter 0.1 to 0.7 cm wide calcite partially replaced to FG qtz FG anhedral Py, less brown Sph- ss vnlts at 50º to 60º-VFG Py clouds and thin 0.1 to 0.2 cm wide lenses Py 2% to 3%
231.30	234.11	Silts 90% bedding changing from 30º to 70º then 0º of c.a. P-C alteration scarce < 1 per meter 0.1 to 0.2 cm wide calcite < FG Py trz of Brown Sph vnlts at 60º of c.a. few < 0.1 cm wide VFG Py lenses Py 1%
234.11	238.48	Silts 95% irregular bedding from 0º to 40º then 10º of c.a. P-C alteration few 2 to 4 per meter 0.2 to 1.2 cm wide calcite FG Py in small needles , brown Sph trz of ss vnlts at 30º and 60º to 80º of c.a. Trz of VFG Py clouds and thin < 0.1 cm wide lenses, Py trz to 1%
238.48	240.80	Silts 90% compact rock bedding at 40º to 50º of c.a. irregular wavy bedding P-C alteration scarce 1 per meter 0.1 to 0.3 cm wide calcite FG Py brown Sph vnlts at 50º of c.a.
240.80	242.93	Silts 95% thin bedding at 50º to 70º of c.a. P-C alteration various 4 to 6 per meter 0.1 to 3 cm wide calcite-FG anhedral to subhedral Py black and brown Sph < ss vnlts at 30º to 50º of c.a. less to 70º of c.a.
242.93	242.98	5 cm wide gouge fault zone at 80º of c.a. grey mud
242.98	247.20	Silts 95% bedding at 20º at top 70º in the meddle and 60º at bottom of interval P-C alteration scarce 3 to 4 per meter 0.2 to 4 cm wide calcite partially replaced

5

		to FG qtz FG anhedral Py < brown Sph < ss and trz of Gn vnlts at 60º to 70º of c.a.
247.20	256.10	Silts 95% bedding at 40º to 50º of c.a. P-C alteration scarce 1 to 2 per meter 0.2 to 0.8 cm wide calcite to FG qtz < FG Py and trz of black and brown Sph and ss vnlts at 50º to 60º of c.a. scarce VFG Py in thin <0.1 c wide lenses.
256.10	264.00	Silts 95% compact rock bedding at 40º to 70º of c.a. P-C alteration scarce 1 to 2 per meter 0.1 to 0.3 cm wide calcite < FG Py vnlts at 30º to 50º of c.a.
264.00	267.33	Silts 95% bedding at 60º to 70º of c.a. P-C alteration few 2 to 3 per meter irregular 0.2 to 0.5 cm wide calcite partially replaced to FG qtz < FG Py less brown and black Sph vnlts at 60º to 80º of c.a.
267.33	269.00	Silts 95% bedding at 50º to 70º of c.a. P-C alteration few 2 to 4 per meter 0.2 to 1.8 cm wide calcite to FG qtz FG anhedral Py – black and brown Sph vnlts at 20º to 30º and 50º to 60º of c.a.
269.00	272.00	Silts 95% bedding at 40º of c.a. scarce < 1 per meter 0.1 to 0.3 cm wide black Sph < FG Py < calcite vnlts at 70º of c.a.
272.00	275.10	Silts 95% irregular wavy bedding at 20º to 10º of c.a. P-C alteration some 2 to 4 per meter 0.2 to 0.6 cm wide FG anhedral Py-calcite to FG qtz- black and brown Sph vnlts at 60º to 80º of c.a.
275.10	276.00	Silts 95% bedding at 10º to 20º of c.a. P-C alteration scarce < 1 per meter 0.2 to 0.4 cm wide calcite < FG Py vnlts at 60º to 70º of c.a., hairline FG Py vnlts at 60º to 70º of c.a.
276.00	278.00	Silts 95% bedding at 10º of c.a. P-C alteration wk to moderate sericite in fractures, few 2 to 3 per meter 0.1 to 0.3 cm wide calcite-sericite vnlts at 10º to 20º and few at 70º of c.a.
278.00	283.70	Silts 95% bedding at 10º to 30º of c.a. P-C alteration wk bleaching wk sericite in few fractures, few 1 to 2 per meter thin 0.1 to 1.2 cm wide calcite partially replaced to FG qtz < FG Py < Brown Sph vnlts at 60º to 70º of c.a.
283.70	285.00	Silts 95% bedding at 30º of c.a. P-C alteration wk sericite in few fractures scarce 1 per meter-calcite FG Py vnlts at 10º to 20º and 70º to 80º of c.a.
285.00	285.63	Silts 95% bedding at 50º of c.a. P-C alteration scarce < 0.1 cm wide calcite < FG Py vnlts at 0º and 60º of c.a.
285.63	288.68	Silts 95% bedding at 30º of c.a. P-C alteration thin 0.1 to 1 cm wide banded calcite lenses and scarce vnlts. Trz of FG Py lenses in irregular thin S.S. beds.
288.68	291.97	Silts 95% bedding at 30º of c.a. wk bleaching P-C alteration few 3 to 4 hairline to 0.3 cm wide calcite trz of FG Py vnlts at 20º to 30º of c.a. less at 60º to 70º of c.a. scarce 0.1 to 0.4 cm wide banded calcite lenses.
291.97	296.07	Silts 98% bedding 30º to 10º then 40º of c.a. bleaching decreasing to depth P-C alteration scarce 1 to 2 per meter 0.1 to 0.4 cm wide calcite-trz of FG Py vnlts at 30º and 50º to 60º of c.a. thin irregular FG Py < calcite < 0.1 cm wide vnlts at 60º to 70º of c.a. in bottom of the interval Py 1%
296.07	296.10	2.5 cm wide calcite partially replaced to FG qtz < FG Py vnlt at 70º of c.a.
296.10	297.73	Silts 98% irregular bedding deformed during sedimentation P-C alteration few irregular 0.1 to 0.3 cm wide calcite < FG Py vnlts at 30º and 75º of c.a. small calcite fragments filling voids in folded and fractured zones.
297.73	306.44	Silts 98% grey colour with thin 0.1 to 0.5 cm wide fine grain dark grey colour bands, bedding at 30º to 40º of c.a. Wk P-C alteration scarce 1 to 2 per meter hairline to 0.2 cm wide calcite vnlts, scarce < 1 mm wide calcite lenses, few irregular < 1 mm wide FG Py < calcite vnlts at 55º to 70º of c.a. at bottom of the interval Py < 1%
306.44	313.87	Broken core, bedding at 30º to 40º of c.a. faulted zone. Wk to moderate sericite in walls of various calcite vnlts 0.1 to 0.2 cm wide at 10º to 30º of c.a. fine grain

6

		Py clouds and irregular 0.1 to 0.4 cm wide lenses irregular calcite partially replaced to FG qtz up to 2 cm wide fragments and irregular vnlts FG Py in thin vnlts 2% to 4% in gouge Bxed zones.
		306.44 – 306.74 m Bx gouge zone at 75º to 80º of c.a.
		313.55-313.87 m Fault gouge zone, milled rock and less calcite. Fault planes 45º at top and 65º at bottom
313.87	316.00	Silts 90% irregular wavy beds few 0.1 to 0.5 cm wide fine grain size S.S. beds, bedding at 65º to 75º of c.a. P-C alteration, scarce irregular and fractured 0.1 to 1 cm wide calcite vnlts at 40º and 70º of c.a. few irregular 0.1 to 0.2 cm wide FG Py vnlts at 40º and 60º of c.a.
316.00	323.75	Silts 90% thin beds of fine grain size S.S., bedding changing from 65º to 10º then 30º of c.a. scarce 1 to 2 per meter 0.1 to 0.8 cm wide calcite trz of FG Py in vnlts walls at 0º to 10º and 20º to 40º of c.a. trz of small FG Py clouds in few thin S.S. beds.
323.75	325.22	Silts 95% irregular wavy and folded bedding, wk P-C alteration various irregular thin < 0.2 cm wide and shorter than 1 cm long broken calcite vnlts and fragments in rock irregularities, forming small scale Stockwork of calcite vnlts, trz of Py.
325.22	334.22	Silts 95% irregular wavy 0.1 to 1.5 cm wide S.S. lenses and beds, very scarce less than 1 per meter 0.1 to 0.2 cm wide calcite vnlts, trz of VFG Py clouds in bottom of some SS irregular beds Py << 1% scarce up to 2 cm wide calcite vnlts at 65º of c.a.
334.22	334.40	Fault milled rock, irregular calcite 0.1 to 0.5 cm wide fragments, fault planes at 40º and 60º of c.a.
334.40	340.25	Silts 90% irregular 0.2 to 2 cm wide wavy S.S. lenses and beds, bedding at 60º of c.a. few 2 to 3 per meter, irregular and broken 0.1 to 1.2 cm wide calcite vnlts at 20º to 30º and 70º to 80º of c.a.
340.25	343.00	Fault zone, small zones of Bx few irregular calcite fragments, broken core, fault planes at 45º and 60º of c.a. wk sericite in rock flour.
343.00	345.97	Silts 98% grey to dark grey colour cross bedding features, bedding at 40º and 60º to 70º of c.a. fresh to wk P-C alteration, scarce 0.1 to 0.2 cm wide calcite trz of FG Py vnlts at 0º to 20º of c.a. few FG Py clouds and thin < 1 mm wide vnlts at 40º of c.a.
345.97		End of Hole

7

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	June 28/ 2004
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES

Summary of DDH QTA-21-04; 699,536 E; 2,652,641 N, 330°/-60°, Concordia area

From	To	Description
0.00	7,62	Drilled with Tricone bit -No core- Casing
7.62	16.87	Kuc Caracol Fm. Silts 70% , irregular 0.5 to 2 cm wide Fine grain S.S. beds scarce medium size grain S.S. beds up to 1 m wide, bedding at 60º of c.a. P-C alteration few 0.2 to 3 cm wide calcite < Goethite vnlts at 0º to 10º and 30º to 50º of c.a. and less at 60º of c.a. thin 0.1 to 0.3 cm wide Goethite lenses and few vnlts at 10º to 20º of c.a. Goethite diss 1% to 2% mainly in S.S. beds.
	16.87	Bottom of Oxidation zone
16.87	34.40	Silts 95% thin bedding at 75º of c.a. bedding from 60º to 85º of c.a. P-C alteration scarce 1 per meter hairline to 0.8 cm wide calcite < FG Py and scarce and local sericite vnlts at 0º to 10º, 30º to 40º and 70º to 80º of c.a. FG PY irregular 0.1 to 0.2 cm wide lenses, few calcite vnlts partially replaced to FG qtz; Py 1% scarce VFG Py clouds.
34.40	36.25	Fault zone, fault planes at 60º and along bedding 85º to 90º of c.a. scarce calcite < sericite vnlts at 0º of c.a. ; 0.1 to 0.2 cm wide medium size grain anhedral to subhedral Py 2%
36.25	39.35	Silts 95% bedding at 60º of c.a. P-C alteration scarce 1 to 2 per meter0.1 to 0.2 cm wide calcite-FG subhedral Py vnlts at 0º to 10º of c.a.
39.35	40.70	Fault zone broken core thin 1 to 5 cm wide gouge zones at 80º to 85º of c.a. along bedding, irregular FG anhedral Py vnlts and lenses, 0.1 to 0.5 cm wide vnlts at 80º of c.a. Py 2% to 3%
40.70	48.30	Silts 85% irregular beds wavy and irregular 0.1 to 3 cm wide S.S. beds bedding at 50º to 70º of c.a. wk bleaching wk P-C alteration, scarce less than 1 per meter hairline to 0.2 cm wide calcite vnlts at 10º to 30º of c.a.
48.30	60.45	Silts 95% thin bedding at 55º to 65º of c.a. o.1 to 2 cm wide S.S. beds, wk bleaching wk P-C alteration scarce less than 1 per meter 0.1 to 0.6 cm wide calcite with trz and local FG anhedral Py vnlts at 10º to 20º of c.a. 0.1 to 1.2 cm wide banded calcite lenses, few thin organic material bands in calcite lenses
60.45	64.40	Silts 98% bedding at 50º to 60º of c.a. 3 to 5 per meter irregular 0.1 to 2 cm wide calcite with small thin organic material or black silts layers vnlts at 0º to 20º of c.a. and 60º to 80º of c.a.
64.40	65.00	Bx zone or pebble dike? Formed by subangular 0.5 to 2 cm long rock fragments in calcite groundmass, fractured zone, zones of milled rock no visible fault planes wk sericite in scarce fractures

1

65.00	66.16	Silts 95% thin bedding at 70º to 75º of c.a. P-C alteration, scarce calcite vnlts with wk sericite hairline to 0.1 cm wide vnlts at 0º to 20º of c.a.
		66.00-66.16 m Fault zone broken core no visible planes
66.16	70.15	Silts 90% medium size grain bleached 0.1 to 8 cm wide S.S. beds, bedding at 70º to 85º of c.a. P-C alteration, 3 to 4 per meter 0.1 to 1.2 cm wide banded calcite and less and local FG Py vnlts at 0º to 10º and 60º to 80º of c.a., scarce VFG Py clouds trz of FG Py in the interval
70.15	72.76	Silts 95% thin bedding at 80º of C.a. P-C alteration scarce less than 1 per meter 0.1 to 0.3 cm wide calcite vnlts at 20º to 30º of c.a.
72.76	79.00	Silts 90% thin irregular 2 to 14 cm wide “dirty” beds with thin and small fragments of organic material or black Silts, scarce 0.1 to 5 cm wide fine grain size S.S. beds, some folds, bedding changing from 30º to 60º to depth; P-C alteration few 1 to 2 per meter 0.1 to 1.5 cm wide calcite vnlts at 0º to 30º of c.a. also in thin 0.1 to 0.3 cm wide bands or in scarce calcite vnlts Py 1% to 2% at bottom of the interval, Py 1% average
79.00	79.60	Wide apart Stockwork of calcite partially replaced to FG qtz in 0.2 to 1.5 cm wide vnlts.
79.60	82.60	Silts 95% irregular wavy bedding at 40º to 60º of c.a. P-C alteration FG Py diss in irregular lenses and less diss Py 2% to 3%
		82.00 m 2 cm wide calcite partially replaced to FG qtz trz of Stibnite vnlt at 50º of c.a.
82.60	89.20	Silts 90% thin irregular 0.1 to 5 cm wide fine grain size S.S. lenses wavy bedding at 80º of c.a. P-C alteration few 2 to 4 per meter irregular 0.1 to 0.3 cm wide calcite vnlts at 10º to 30º of c.a. scarce druse calcite 1 to 4 cm wide vnlt at 20º of c.a.
89.20	91.70	Silts 95% few irregular < 0.3 cm wide fine grain size S.S. lenses bedding at 75º to 80º of c.a. P-C alteration wide apart Stockwork of irregular 0.1 to 0.8 cm wide calcite vnlts, small and thin pebble dikes zones, vnlts preference at 10º to 30º and 70º to 80º of c.a.
91.70	98.85	Silts 85% irregular wavy 0.1 to 10 cm wide fine grain size S.S. beds, irregular sedimentation on unstable basin, beds in bottom of interval at 55º of c.a. P-C alteration compact rock scarce 1 per meter 0.1 to 2 cm wide banded calcite with thin organic material or black silts layers and fragments lenses few 1 to 2 per meter hairline to 0.3 cm wide calcite vnlts at 0º to 20º of c.a. scarce VFG PY clouds Py in interval < 1%
98.85	99.00	Calcite trz of rhodochrosite irregular 1 to 3 cm wide vnlts at 40º of c.a.
99.00	105.60	Silts 90% irregular 0.1 to 1 cm wide fine grain size S.S. lenses and sub rounded fragments, rock deposition on unstable basin, bedding at 50º of c.a. P-C alteration few 1 to 2 per meter irregular 0.1 to 0.2 cm wide calcite vnlts at 0º to 30º of c.a.
105.60	107.50	Silts 95% irregular bedding changing from 20º to 60º of c.a. P-C alteration few 2 to 3 per meter 0.5 to 2 cm wide calcite < rhodochrosite vnlts at 40º to 50º of c.a. thin 0.1 to 0.2 cm wide calcite-FG Py vnlts at 30º to 40º of c.a. and 70º to 80º of c.a. Py in interval < 1%
107.50	114.50	Silts 98% compact rock bedding at 40º to 60º of c.a.; P-C alteration few 2 to 3 per meter hairline to 0.3 cm wide calcite trz of FG Py trz of cream colour clays vnlts at 0º to 10 of c.a., and 50º to 60º of c.a. VFG Py few with thin calcite thin < 0.2 cm wide vnlts at 40º to 60º of c.a.
114.50	115.80	Silts 95% bedding at 60º of c.a. P-C alteration few 2 to 4 per meter irregular 0.5 to 3 cm wide calcite partially replaced to FG qtz-FG Py trz of brown Sph and less ss vnlts and thin up to 3 cm wide Bx zones at 10º to 20º of c.a. FG Py 3% to 5%

2

		in interval
115.80	118.00	Silts 98% compact rock bedding changing from 60º to 20º of c.a. P-C alteration few 2 to 3 per meter calcite partially replaced to FG qtz trz of Py vnlts at 10º to 30º of c.a.
118.00	118.80	Silts 98% compact rock no visible bedding wk fractured zone P-C alteration 3 to 5 per meter irregular 0.2 to 3 cm wide calcite partially replaced to FG qtz-FG anhedral Py in thin bands vnlts at 0º to 10º and 40º to 70º of c.a.
		118.70-118.80 m Fault zone at 75º of c.a. Gouge formed by sub rounded to subangular < 0.5 cm long rock and less calcite fragments in grey colour rock flour
118.80	119.30	Silts 95% bedding at 40º of c.a. wk sericite scarce <0.1 cm wide calcite lenses.
119.30	120.00	Fault zone broken core and gouge zones up to 5 cm wide Fault planes at 40º and 70º of c.a. VFG PY in thin vnlts and also in milled rock flour Py 3%
120.00	121.00	Silts 95% bedding at 60º of c.a. (2) fault zones at 120.25 m and to 121,00 m fault planes at 40º and 70º of c.a. calcite partially replaced to FG qtz < FG Py in up to 2 cm wide vnlts.
121.00	122.50	Silts 90% thin bedding at 65º to 70º of c.a. P-C alteration 3 to 4 per meter, irregular 0.3 to 1.3 cm wide calcite partially replaced to FG qtz vnlts at 10º to 30º of c.a. and 60º to 80º of c.a.0.2 to 0.4 cm wide FG Py < calcite vnlts at 60º of c.a. Py 1% in the interval
122.50	127.11	Silts 95% thin < 0.5 cm wide fine grain size S.S. lenses, bedding at 85º to 90º of c.a. P-C alteration 0.1 to 0.6 cm wide calcite < FG anhedral Py vnlts at 40º to 50º and 80º to 90º of c.a. Py 1% to 2%
127.11	127.80	Increase in the amount of FG Py < 0.2 cm wide vnlts, some small clouds and less FG Py in calcite vnlts total Py in interval 4% to 5%
127.80	129.30	Silts 90% thin irregular < 0.5 cm wide fine grain size S.S. lenses, faulted zone, banded calcite fragments up to 2.5 cm long, with black organic or silts bands; 0.1 to 0.3 cm wide VFG Py lenses and vnlts Fault planes at 60º of c.a.
129.30	132.65	Silts 95% thin < 0.2 cm wide fine grain size S.S. lenses, bedding at 65º of c.a. 2 to 3 per meter 0.1 to 0.5 cm wide calcite vnlts at 50º to 70º of c.a.
		132.50 m Fault zone at 60º of c.a. with irregular up to 1.5 cm wide calcite vnlts.
132.65	132.75	Fault zone broken core no fault planes
132.75	139.30	Silts 95% thin < 0.3 cm wide fine grain size S.S. lenses, bedding at 40º to 60º of c.a. wkly fractured zone core fragments shorter than 10 cm few 15 to 20 cm long P-C alteration trz of sericite in some fractures; 2 to 3 per meter irregular 0.1 to 2 cm wide calcite partially replaced to FG qtz vnlts at 30º, 60º and 85º of c.a. few 1 to 2 per meter < 0.1 cm wide FG Py < calcite vnlts or lenses PY < 1%
139.30	145.41	Silts 95% compact rock bedding changing from 50º to 30º of c.a. wk bleaching wk P-C alteration, scarce 1 to 2 per meter irregular 0.2 to 0.8 cm wide calcite vnlts at 40º to 60º and less at 80º of c.a.
145.41	150.90	Silts 98% 0.3 to 2.5 cm wide beds at 30º of c.a. P-C alteration 1 to 2 per meter 0.1 to 0.8 cm wide banded calcite lenses and scarce < 1 per meter calcite vnlts at 0º to 30º and less 50ºto 70º of c.a.
150.90	152.50	Increase amount of VFG Py in < 0.2 cm wide vnlts at 40º and 70º of c.a. scarce calcite in Py vnlts.
152.50	152.55	5 cm wide calcite partially replaced to FG qtz-Py and organic material vnlt at 55º of c.a.
152.55	154.90	Silts 98% irregular wavy bedding at 50º of c.a. P-C alteration, various 6 to 8 per meter 0.1 to 0.7 cm wide calcite –FG Py vnlts at 30º to 40º and 60º to 70º of c.a. and just 1 calcite FG Py vnlt of 2 cm wide

3

154.90	155.20	Fault zone at 40º and 50º of c.a. brecciated rock in grey mud groundmass various 0.1 to 0.5 cm wide calcite partially replaced to FG qtz-FG Py and trz of brown Sph vnlts fragments
155.20	159.00	Silts 98% bedding changing from 70º to 40º of c.a. P-C alteration, irregular 10 to 20 cm Stockwork zones formed by thin 0.1 to 1 cm wide calcite partially replaced to FG qtz vnlts, few thin 0.2 to 3 cm wide pebble dikes in calcite groundmass and preferably at 20º to 30’º of c.a. FG Py irregular 0.1 to 0.3 cm wide bands and irregular vnlts Py in interval 1% to 2%
159.00	203.30	Silts 95%, irregular bedding changing from 40º to 0º then 230º of c.a. wk P-C alteration, zones of 2 to 3 meters with scarce < 1 per meter hairline to 0.2 cm wide calcite vnlts at 30º to 40º of c.a. between 2 to 3 meters wide zones with 4 to 6 per meter calcite vnlts at 0º to 30º less at 70º of c.a. very scarce irregular 0.2 to 1 cm wide druse calcite vnlts at 20º to 30º of c.a.
203.30	218.00	Silts 95% scarce 0.1 to 1 cm wide banded S.S. beds, in general the rock is formed by 0.1 to 2 cm wide grey colour Silts beds and 0.1 to 0.3 cm wide black fine grain Silts or organic material beds, bedding changing from 30º to 0º then at 35º of c.a. scarce less than 1 per meter 0.1 to 0.3 cm wide calcite vnlts at 10º to 30º less at 40º of c.a. very scarce 30 cm wide zones with irregular and cross bedding with 0.1 to 1.5 cm wide calcite lenses and small zones of 0.1 to 0.3 cm wide calcite vnlts at 0º to 10º of c.a.
218.00	230.40	Silts 90% 0.2 to 5 cm wide grey colour Silts beds alternating with 0.1 to 0.5 cm wide dark grey colour fine grain size Silts beds, scarce 0.1 to 1 cm wide fine grain size S.S. beds 10%; bedding at 0º to 30º of c.a. wk P-C alteration, scarce less than 1 per meter irregular calcite 0.1 to 2.5 cm wide calcite vnlts at 20º to 30º and less at 60º to 70º of c.a.
230.40	231.00	Various 6 to 8 per meter irregular 0.1 to 1.3 cm wide calcite-trz of Py vnlts at 0º to 20º and 70º to 80º of c.a. small irregular 0.2 to 1 cm wide pebble dikes at 70º to 85º of c.a.
231.00	237.40	Silts 90% scarce 0.1 to 0.8 cm wide fine grain size S.S. beds, bedding from 0º to 20º of c.a. wk P-C alteration, scarce less than 1 per meter irregular 0.1 to 0.5 cm wide calcite vnlts at 10º to 20º of c.a. very scarce 0.1 cm wide calcite trz of brown Sph vnlts at 25º of c.a.
237.40	238.00	Fractured Silts 95% bedding at 30º of c.a. P-C alteration wk sericite 8 to 10 per meter very thin calcite –sericite vnlts at 20º to 30º of c.a. slickensides along bedding and also at 60º of c.a.
238.00	241.20	Silts 95% bedding changing from 20º to 0º then 40º of c.a. P-C alteration very scarce 0.1 to 0.3 cm wide calcite vnlts at 20º to 30º of c.a. irregular 1 to 4 cm wide bended calcite vnlts at 30º to 50º of c.a.
241.20	241.75	Set of 2 to 3 thin 0.1 to 0.8 cm wide calcite wkly replaced to FG qtz medium size grain subhedral Py black and brown Sph. ss vnlts at 5º to 20º of c.a.
241.75	243.60	Silts 95% bedding at 10º of c.a. P-C alteration irregular Pebble dike with FG Py diss at 0º to 10º of c.a. 0.2 to 0.8 cm wide calcite vnlts at 30º of c.a.
243.60	244.00	2.5 cm wide calcite replaced to FG qtz-medium, size grain anhedral Py and less Ag sulfosalts vnlt at 10º to 15º of c.a.
244.00	245.10	Silts 98% bedding at 10º to 20º of c.a. P-C alteration, scarce 0.1 to 0.7 cm wide calcite < FG Py vnlts at 30º and 60º of c.a.; 4 to 5 per meter 0.1 to 0.4 cm wide medium size grain subhedral Py vnlts at 20º to 30º and 60º of c.a. Py 2% to 3%
245.10	261.21	Silts 98% 1 to 5 cm wide beds with thin 0.1 to 0.5 cm wide fine grain size black Silts beds, bedding changing from 30º to 50º then 0º to 70º and again 0º of c.a. P-C alteration few 2 to 3 per meter 0.1 to 2.1 cm wide calcite vnlts and banded lenses.

4

261.21	271.00	Silts 98% bedding at 10º to 30º of c.a. scarce 1 per meter 0.1 to 0.3 cm wide calcite trz of FG subhedral Py vnlts at 10º to 25º of c.a.
271.00	272.98	Silts 98% bedding at 35º of c.a. P-C alteration irregular 0.1 to 0.5 cm wide medium size grain anhedral Py < Calcite vnlts at 30º to 40º of c.a.
272.98	273.00	Fault at 65º and 70º of c.a.
273.00	274.20	Silts 98% bedding at 40º of c.a. P-C alteration various 8 to 10 per meter 0.1 to 0.2 cm wide FG Py < calcite vnlts in Stockwork Py 5%
274.20	274.50	Fault gouge zone, milled rock, calcite to FG qtz fine grain subhedral to cubic Py- sulfosalts and less brown Sph,
274.50	276.15	Silts 98% irregular bedding at 50º of c.a. 3 to 4 per meter irregular 0.5 to 1.5 cm wide calcite partially replaced to FG qtz-FG anhedral Py with less and local ss vnlts at 40º of c.a. various irregular 0.1 to 0.2 cm wide calcite vnlts in Stockwork along up to 20 cm of core
276.15	276.30	5 cm wide gouge fault zone at 60º to 70º of c.a. milled rock less Py and trz of ss
276.30	281.54	Silts 98% bedding 0º to 20º of c.a. P-C alteration wk silici0cation 6 to 8 per meter 0.1 to 0.3 cm wide medium size grain anhedral Py y less Py in calcite vnlts at 10º to 20º of c.a. and 30º to 50º VFG Py in clouds and thin banded lenses
281.54	281.75	Silts beds at 0º to 10º of c.a. wk silicification Irregular Bxed 20 long by 6 cm wide, in only a half of the core diameter, calcite replaced to FG qtz-FG anhedral Py 10% to 20%-black sulfosalts brown Sph and less grey colour Argentite? vnlt at 0º to 10º of c.a.
281.75	283.15	Silts 95% bedding at 0º to 10º of c.a. wk silicification fractured zone some small void along fractures FG anhedral Py 5% in thin vnlts and diss, vnlts at 30º of c.a.
83.15	283.75	60 cm long by 1 to 5 cm wide Bxed zone, scarce calcite to FG qtz-bands of FG anhedral Py- Ag sulfosalts, less brown Sph vnlt at 0º to 10º of c.a.
283.75	284.25	Silts 95% bedding at 20º to 30º of c.a. P-C alteration wk silicification dark grey colour rock, bedding at 20º to 30º of c.a. various 5 to 7 per meter < 0.1 cm wide FG Py < calcite vnlts at 50º to 60º of c.a. scarce just 1 irregular 4 cm wide calcite replaced to FG qtz vnlt at 20º to 40º of c.a.
284.25	286.20	Silts 95% bedding at 10º to 15º of c.a. P-C alteration 2 to 3 per meter irregular 0.1 cm wide calcite vnlts at 50º to 70º of c.a.
286.20	286.30	0.6 cm wide calcite partially replaced to FG qtz-medium size grain subhedral to cubic Py, less grey colour sulfosalts vnlts at 50º of c.a.
286.30	288.15	Silts 98% bedding changing from 10º to 0º of c.a. P-C alteration few 1 to 2 per meter 0.1 to 0.3 cm wide FG Py < calcite to FG qtz vnlts at 60º to 70º of c.a.
288.15	288.17	1 to 1.5 cm wide calcite replaced to FG qtz –medium size grain subhedral Py- light grey colour sulfosalts vnlt at 85º to 90º of c.a.
288.17	290.20	Silts 98% bedding at 30º to 40º of c.a., P-C alteration few 3 to 4 per meter FG anhedral Py < calcite vnlts at 15º to 30º of c.a. also VFG Py clouds and small dots diss in some medium size grain Silts beds Py in interval 2% to 3%
290.20	291.70	3 irregular 0.5 to 1.5 cm wide calcite replaced to FG qtz < FG anhedral Py and trz of black and brown Sph < ss vnlts at 20º to 30º and 60º of c.a.
291.70	294.75	Silts 98% bedding at 10º to 20º of c.a. P-C alteration 2 to 3 per meter hairline to 0.7 cm wide FG Py vnlts at 20º of c.a. and less < 1 mm wide lenses along bedding, few 1 to 2 per meter 0.1 to 2 cm wide calcite and less FG Py plus irregular thin layers of organic material vnlts at 65º to 70º of c.a.
294.75	295.55	Silts 98% bedding at 20º to 30º of c.a. P-C alteration wk silicification irregular 0.6 to 3.5 cm wide calcite replaced to FG qtz, medium size grain Py, black and brown Sph less ss vnlts at 0º to 20º of c.a., also hairline to 0.2 cm wide FG Py

5

		vnlts at 35º and 70º of c.a. Py 3% to 5% in interval
295.55	299.00	Silts 95% irregular bedding changing from 30º to 70º of c.a. P-C alteration wk silicification few 2 per meter irregular 0.3 to 0.7 cm wide FG Py < calcite –brown Sph and ss vnlts at 10º to 20º of c.a. various 0.1 to 0.3 cm wide subhedral Py lenses and vnlts at 70º of c.a.
299.00	301.10	Silts 98% bedding at 50º to 60º of c.a. P-C alteration 3 to 4 per meter 0.1 to 0.2 cm wide FG Py lenses and small clouds, scarce less than 1 per meter 0.1 to 0.3 cm wide calcite partially replaced to FG qtz < subhedral Py-sericite and trz of ss vnlts at 70º of c.a.
301.10	303.90	Silts 90% thin bedding fine grain size < 0.5 cm wide S.S. beds, bedding 50º to 65º of c.a. P-C alteration scarce < 1 per meter 0.2 to 0.3 cm wide calcite partially replaced to FG qtz, less subhedral Py and trz of ss vnlts at 60º of c.a. 3 to 4 per meter 0.1 to 0.2 cm wide FG anhedral Py irregular lenses and less vnlts at 35º of c.a. few 1 to 2 per meter 0.1 cm wide calcite-FG Py vnlts at 75º to 85º of c.a. Py 2% to 3% in interval.
303.90	306.10	Silts 95% bedding at 50º of c.a. P-C alteration scarce less than 1 per meter 0.1 to 1 cm wide calcite partially replaced to FG qtz anhedral Py vnlts at 70º few 3 to 4 per meter thin < 0.2 cm wide only FG Py lenses and few vnlts at 75º of c.a. scarce < 0.5 cm long clouds diss Py 1% in interval
		305.87-305.89 m 1.0 to 1.5 cm wide calcite replaced to FG qtz –medium size grain anhedral Py-less brown Sph trz of ss vnlt at 70º of c.a.
306.10	310.05	Silts 95% thin bedding cross bedding features, bedding at 40º to 50º of c.a. P-C alteration wk to moderate sericite in fractures, few 3 to 4 per meter 0.2 to 2 cm wide calcite replaced to FG qtz < FG Py vnlts at 30º to 40º and 75º to 80º of c.a. few with brown Sph and trz of ss.
		396.95-397.02 m 0.6 to 0.8 cm wide calcite replaced to FG qtz anhedral Py and less brown Sph vnlts at 30º and 60º of c.a.
		308.95-309.10 m Two 0.4 to 0.6 cm wide vnlts, formed by calcite replaced to FG qtz < anhedral Py and less ss at 40º and 60º of c.a.
310.05	310.20	15 cm wide Fault zone, only dark grey mud Fault planes at 60º to 70º of c.a.
310.20	316.90	Silts 70% irregular up to 30 cm wide S.S. beds and irregular lenses or fragments in Silts, bedding changing from 40º to 0º then 50º to 60º of c.a. P-C alteration with moderate sericite in fractures or thin calcite vnlts, various 3 to 4 per meter < 0.1 cm wide calcite-FG Py vnlts at 0º to 20º of c.a. scarce 0.3 to 0.6 cm wide calcite partially replaced to FG qtz –fine to medium size grain subhedral Py and less black and brown Sph and trz of ss vnlts at 60º to 75º of c.a.
316.90	320.00	Silts 90% few 0.3 to 1.5 cm wide S.S. beds bedding at 70º to 75º of c.a. P-C alteration wk sericite very scarce < 1 per meter 0.1 to 0.5 cm wide calcite vnlts at 10º to 20º of c.a. scarce < 1 per meter 0.3 to 0.4 cm wide calcite partially replaced o FG qtz less FG Py and trz of ss vnlts at 60º to 70º of c.a. very scarce < 1 mm wide FG Py lenses Py < 1%
320.00	324.10	Silts 90% few 0.2 to 1 cm wide S.S. beds bedding 75º to 90º of c.a. various 8 to 10 per meter thin 0.1 to 0.2 cm wide calcite lenses few 1 to 2 per meter irregular calcite < FG Py vnlts at 20º and 70º of c.a., very scarce just one in the interval 0.7 cm wide calcite partially replaced to FG qtz less FG Py and trz of ss vnlt at 60º of c.a.
324.10	326.00	Silts 70% few irregular 0.1 to 1 cm wide fine grain to medium size S.S. lenses, bedding at 45º to 65º of c.a. P-C alteration wk sericite in few fractures, 3 to 4 per meter irregular 0.1 to 0.3 cm wide calcite lenses, very scarce < 1 per meter 0.3 cm wide calcite vnlts at 50º of c.a.
		324.87-324.88 m 0.7 cm wide calcite to FG qtz, trz of anhedral Py and less

6

		black Sph and ss vnlt at 60º of c.a.
326.00	330.50	Fine to medium size grain S.S. 80% 0.1 to 5 cm wide Silts beds, wavy bedding changing from 50º to 0º then 10º to 15º of c.a. P-C alteration wk bleaching, scarce less than 1 per meter 0.2 to 0.4 cm wide calcite partially replaced to FG qtz less FG Py and trz of ss vnlts at 60º to 70º of c.a.
		328.06-328.08 m 2 cm wide calcite to qtz FG Py black Sph and trz of ss vnlt at 55º of c.a.
		329.50-329.52 m 1.5 cm wide medium size grain anhedral to subhedral Py black and less brown Sph –less calcite to FG qtz trz of ss vnlt at 70º of c.a.
330.50	331.49	Light grey colour fine to medium size grain S.S. beds 60% grey colour Silts beds 40% P-C alteration. Scarce just one 0.2 cm wide calcite to FG Qtz FG PY and less brown Sph vnlt at 50º of c.a.
331.49	331,57	4 cm wide medium size subhedral Py less calcite replaced to FG qtz- brown Sph and ss vnlt at 35º to 40º of c.a.
331.57	333.15	Silts 80% wavy irregular 0.1 to 2 cm wide fine grain size S.S. beds, bedding at 30º to 50º of c.a. P-C alteration, scarce < 0.1 cm wide calcite FG Py trz of Sph vnlts at 25º and 40º of c.a. irregular 1.5 to 3 cm wide pebble dikes with scarce FG Py at 30º and 50º of c.a.
333.15	333.40	Fine to medium size grain S.S. beds 70% thin 0.1 to 1 cm wide black Silts beds, bedding at 30º of c.a. P-C alteration two 0.6 to 1.2 cm wide calcite to FG qtz subhedral Py,. black Sph vnlts at 30º and 60º of c.a.
333.40	337.02	Silts 60% irregular wavy 0.1 to 1.5 cm wide fine grain size S.S. beds 40% bedding at 40º to 60º of c.a. P-C alteration various 6 to 8 per meter 0.3 to 1 cm wide irregular calcite partially replaced to FG qtz < subhedral Py vnlts at 20º to 40º and 60º to 70º of c.a. VFG Py in irregular < 0.1 cm wide vnlts at 20º to 30º of c.a. Py 2% in interval
337.02	337.05	2 cm wide medium size grain anhedral to subhedral Py < calcite partially replaced to FG qtz black and less brown Sph vnlt at 60º of c.a.
337.05	338.85	Silts 90% thin irregular bedding at 30º to 60º of c.a. P-C alteration few 4 to 5 per meter 0.1 to 1 cm wide calcite –subhedral Py vnlts and irregular lenses at 45º and 60º of c.a. various 6 to 8 per meter 0.1 to 0.3 cm wide FG Py lenses and thin < 0.1 cm wide vnlts at 30º of c.a. Py in interval 2% to 3%
338.85	348.27	Silts 90% thin bedding fine grain size 0.1 to 0.5 cm wide S.S. beds, bedding at 50º to 60º of c.a. P-C alteration, scarce 1 per meter 0.2 to 0.4 cm wide calcite- FG Py vnlts at 60º of c.a. various 6 to 8 per meter < 0.2 cm wide calcite lenses 0.1 cm wide FG Py lenses Py in interval 1% to 2%
		343.19-343.20 m 1.0 to 1.4 cm wide medium size anhedral to subhedral Py- brown Sph and less calcite to FG qtz vnlt at 60º of c.a.
348.27	348.29	1.6 cm wide calcite to FG qtz-anhedral to subhedral Py and less black Sph and ss vnlt at 50º of c.a.
348.29	353.30	Silts 98% thin irregular 0.1 to 0.6 cm wide fine grain size S.S. beds, bedding at 50º to 60º of c.a. P-C alteration few 2 to 4 per meter 0.1 to 0.5 cm wide calcite trz of FG Py vnlts at b50º to 60º of c.a. some 6 to 8 per meter < 0.1 cm wide calcite lenses. scarce VFG Py clouds and small diss in S.S. beds Py < 1% in interval
353.30		End of Hole

7

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	July 5 / 2004
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES

Summary of DDH QTA-22-04; 699,893 E; 2,653,013 N, 340°/-60°, Gregorio area
From	To	Description
0.00	3.35	Drilled with Tricone bit -No core- Casing
3.35	13.00	Kuc Caracol Fm. Fine grain size S.S. 80% beds formed by 0.1 to 2 cm wide grey colour fine grain S.S. beds among 0.1 to 1 cm wide black fine grain Silts 20%, bedding at 20º to 30º of c.a. P-C alteration wk oxidation in few fractures, scarce less than 1 per meter, 0.2 to 1 cm wide calcite < Goethite vnlts at 30º to 40º of c.a. FG Py diss 1%at bottom of interval.
13.00	17.00	S.S. fine grain size 85% silts 15% bedding at 10º to 0º of c.a., P-C alteration few 1 to 2 per meter 0.2 to1 cm wide calcite and less light yellow clays and trz of ss and brown Sph vnlts at 50º to 70º of c.a. wk oxidation to Goethite in thin fractures and in very thin bands after Py? Py trz to 1%
17.00	24.00	Fine grain size S.S. beds 70% black silts 30% bedding at 40º to 20º of c.a. P-C alteration wk oxidation to Goethite in some fractures and thin <0.2 cm layers few 3 to 5 per meter hairline to 0.8 cm wide calcite wkly and locally replaced FG qtz trz of ss and less brown Sph in scarce less than 1 per meter vnlts at 40º of c.a. banded calcite with FG Py in scarce vnlts at 40º of c.a. trz of Py diss.
24.00	29.40	Fine grain S.S. 60% 0.1 to 2 cm wide beds among 0.1 to 1 cm wide Silts beds, bedding at 20º to 10º of c.a. P-C alteration, scarce 1 to 2 per meter hairline to 0.2 cm wide calcite < Goethite and trz of hematite vnlts at 10º to 30º of c.a. FG Py diss < 1%
29.40	41.50	Fine grain size S.S. beds 70% beds 0.1 to 2 cm wide wavy bedding from 20º to 0º then 20º of c.a. P-C alteration few 2 to 3 per meter hairline to 0.3 cm wide calcite less FG Py vnlts at 20º and 70º of c.a. trz of FG Py in thin vnlts at 70º and less diss in some S.S. beds.
41.50	44.75	S.S. 90% wavy beds 0.1 to 3 cm wide, thin 0.1 to 0.5 cm wide black Silts beds, bedding at 50º to 40º of c.a. P-C alteration scarce less than 1 per meter 0.1 to 0.2 cm wide calcite FG Py trz of ss vnlts at 60º to 85º of c.a.
44.75	45.00	Fault zone at 85º of c.a. broken rock with few calcite-FG Py vnlts fragments.
45.00	46.60	Irregular Calcite partially replaced to FG qtz <FG Py and trz of ss and organic material vein among 3 (three) 5 to 8 cm wide gouge zones with FG Py and milled rock, vein at top is along bedding at 60º of c.a.
46.60	47.00	Fine grain size S,S. beds at 30º of c.a. scarce hairline to 0.1 cm wide calcite vnlts at 10º to 20º of c.a.
47.00	47.20	Fault zone 20 cm wide milled dark grey colour rock flour, FG Py and trz of ss?

1

47.20	52.25	Fine grain size S.S. 90% bedding at 45º of c.a. P-C alteration 3 to 4 per meter 0.1 to 2.5 cm wide calcite partially replaced to FG qtz trz of ss vnlts at 30º and 60º of c.a. wk Goethite with yellow to light orange stain in thin < 1 mm wide vnlts and lenses.
52.25	54.90	S.S. 90% irregular wavy beds at 0º to 10º of c.a. P-C alteration few 2 to 3 per meter 0.1 to 1.5 cm wide banded calcite-organic material < FG Py vnlts at 40º to 60º of c.a.
54.90	58.40	Fine grain S.S. 50% in 0.1 to 2 cm wide beds, 0.1 to 1 cm wide black Silts beds bedding at 30º of c.a. P-C alteration scarce less than 1 per meter 0.1 to 1 cm wide calcite partially replaced to FG qtz-trz of brown Sph and ss < FG Py vnlts at 40º to 60º of c.a. few 1 to 2 per meter hairline to 0.2 cm wide only calcite vnlts at 10º to 30º of c.a. and 40º to 60º of c.a.
58.40	67.45	S.S. 85% in irregular wavy 0.1 to 4 cm wide beds, bedding changing from 20º to 0º then 10º of c.a. fresh to wk P-C alteration very scarce less than 1 per meter hairline to 0.2 cm wide calcite vnlts at 0º to 20º and 70º to 80º of c.a.
67.45	70.25	S.S. 70% fine grain, 0.1 to 1 cm wide Silts beds 30%, irregular wavy bedding at 50º of c.a. 6 to 8 per meter irregular 0.1 to 0.7 cm wide calcite wkly replaced to FG qtz FG anhedral Py, trz of brown Sph vnlts at 10º to 30º and 60º to 70º of c.a. also small and thin wide apart Stockwork zones, VFG Py in thin < 0.2 cm wide lenses Py 2% to 3%.
70.25	70.33	5 cm wide calcite partially replaced to FG qtz FG Py and trz of brown Sph and less ss vnlt at 70º of c.a.
70.33	72.10	Fine grain S.S. 80% Silts 20% bedding at 60º of c.a. irregular hairline to 0.1 cm wide calcite vnlts at 0º to 20º and 60º to 70º of c.a.
		72.10 m 0.7 to 1 cm wide calcite brown garnet? And less brown Sph vnlt at 45º to 50º of c.a.
72.10	73.80	Fine and medium size grain S.S. irregular wavy beds 80% 0.1 to 0.3 cm wide black Silts beds 20% P-C alteration few 2 to 3 per meter irregular 0.1 to 0.2 cm wide calcite vnlts at 50º to 70º of c.a. trz of FG Py irregular clouds, Py in interval < 1%
73.80	76.40	Irregular pebble dikes at 0º to 20º of c.a. druse calcite in some small voids, wk oxidation to Goethite with yellow to light orange stain in some fractures trz to 1% of FG Pty diss in some thin beds.
76.40	78.00	Fine grain S.S. 90% thin < 0.5 cm wide black silts beds at 0º to 20º of c.a. few hairline to 0.3 cm wide calcite lenses, trz of FG Py diss in some beds
78.00	80.00	Silts 40% fine and medium size grain S.S. beds at 20º to 30º of c.a. P-C alteration few 2 to 3 per meter 0.2 to 0.4 cm wide calcite partially replaced to FG qtz-FG Py less brown hard mineral garnet? and trz of brown Sph and ss vnlts at 50º to 60º of c.a.
80.00	83.17	Silts 40% fine and medium size grain S.S. beds at 20º to 30º of c.a. P-C alteration VFG Py microvnlts and less diss 1%, few 1 to 2 per meter 0.1 to 0.3 cm wide calcite trz of FG Py vnlts, very scarce less than 1 per meter 0.2 to 0.3 cm wide calcite-less brown garnet?, trz of brown Sph vnlts at 35º to 40º of c.a.
83.17	85.61	Wavy bedding at 5º to 20º of c.a. calcite wkly replaced to FG qtz FG Py < ss and less brown Sph vnlts at 5º to 20º width increasing to depth from 0.1 to 0.4 cm.
85.61	87.00	Fine grain S.S. beds 90% at 10º to 15º of c.a. P-C alteration the vnlt described in last interval continues to depth increasing width from 0.4 to 5 cm then reducing to 1.5 cm wide, vnlts formed by 3 to 3.5 cm of white calcite and 1.5 to 2 cm of calcite partially replaced to FG qtz black sulfosalts and anhedral Py band in a wall.
87.00	88.70	Continue same vnlt from 1.5 to 1 cm wide with fault bxed wall up to 6 cm wide at

2

		0º to 5º of c.a. vnlt with black sulfosalts and less black and brown Sph medium size anhedral Py and less calcite partially t FG qtz, in interval other few irregular calcite vnlts at 50º of c.a.
88.70	89.57	Fine grain S.S. 80% bedding at 0º to 15º of c.a. continue the along c.a. vnlt formed by more amount of anhedral to subhedral Py and less black sulfosalts black and less brown Sph < calcite to FG qtz vnlt at 0º to 15º of c.a. decreasing width from 1 cm to 0.2 cm wide
89.57	91.38	Fine grain S.S. 80% thin < 0.3 cm wide black Silts beds, bedding at 0º to 5º of c.a. P-C alteration scarce less than 1 per meter 0.1 to 0.2 cm wide calcite vnlts at 20º of c.a. and only one 0.4 to 0.6 cm wide medium size anhedral Py < black and brown Sph and ss vnlt at 50º of c.a.
91.38	93.24	Fine grain S.S. beds 60% Silts 40% irregular bedding at 10º to 20º of c.a. P-C alteration few 3 to 4 per meter 0.1 to 0.4 cm wide calcite vnlts at 10º of c.a. scarce less than 1 per meter 0.2 to 0.3 cm wide calcite-anhedral Py and trz of ss vnlts at 60º of c.a.
93.24	98.00	Silts 60% fine to medium size grain S.S. in irregular lenses and beds 40% bedding at 20º to 40º of c.a. P-C alteration, irregular 0.2 to 1 cm wide calcite vnlts at 0º to 10º of c.a. few 2 to 3 per meter 0.3 to 2 cm wide calcite partially replaced to FG qtz-anhedral Py < Sulfosalts and trz of black and brown Sph vnlts at 60º to 70º of c.a. wk sericite in walls of vnlts.
98.00	107.70	Silts 60% thin 0.2 to 1 cm wide fine grain size S.S. beds at 40º of c.a. bedding at 30º to 40º of c.a. P-C alteration few 2 to 3 per meter 0.7 to 4 cm wide calcite partially replaced to FG qtz less cream colour clays, black sulfosalts trz of Sph vnlts at 60º of c.a.
107.70	117.10	Silts 70% wavy irregular fine grain size S.S. beds bedding at 30º to 0º of c.a. P- C alteration, 2 to 3 per meter, 0.2 to 0.7 cm wide decreasing amount of vnlts less amount of ss and thinner calcite-Py –ss vnlts at 60º of c.a. to depth
117.10	118.50	Silts 60% fine grain S.S. irregular wavy beds at 20º to 30º of c.a. P-C alteration few 2 to 3 per meter 0.1 to 0.3 cm wide calcite trz of anhedral Py and less ss vnlts at 55º to 60º , scarce at 10º of c.a.
118.50	119.13	Black Silts 80% irregular thin fine grain size 0.2 to 0.5 cm wide S.S. beds, bedding at 0º of c.a. , irregular hairline to 0.2 cm wide calcite vnlts forming zones up to 10 cm long of Stockwork, fractured zone few slickensides at 10º and 30º of c.a.
119.13	119.20	7 cm wide Fault Bx with calcite-Py and trz of Sph zone at 40º of c.a.
119.20	120.95	Silts 95% irregular bedding at 0º to 20º of c.a. P-C alteration 2 to 3 per meter 0.1 cm wide calcite vnlts at 20º and 60º of c.a.
120.95	121.00	5 cm wide Fault gouge zone, planes at 45º of c.a.
121.00	121.50	Fault with pebble dike and calcite vnlts Fault planes at 70º at top and 30º at bottom zone formed by a 4 cm wide centre of Pebble dike with calcite partially replaced to FG qtz trz of Py at 10º to 20º of c.a. with 5 to 10 cm wide gouge Bxed zones with subangular and milled rock in both walls.
121.50	122.38	Silt 95% irregular bedding at 0º to 10º of c.a. P-C alteration few 3 to 4 per meter irregular 0.5 to 1 cm wide calcite partially replaced to FG qtz vnlts fragments at 20º and 40º of c.a.
122.38	123.25	Fault vein, interval starts with 7 cm wide calcite partially replaced to FG qtz FG anhedral Py trz of brown Sph and less ss vnlt at 50º of c.a. interval continues to depth with 30 cm of Bxed Silts with irregular 0.1 to 0.3 cm wide calcite vnlts at 0º and 60º of c.a. and FG Py microvnlts and clouds 2% , then 5 to 7 cm wide bxed vnlt fragment of calcite to FG qtz anhedral Py less brown Sph and ss at 50º of c.a. at bottom Bx gouge zone, calcite thin irregular fragments in milled rock flour.

3

123.25	127.50	Silts 80% scarce medium size grain 0.1 to 1 cm wide irregular S.S. bands, bedding at 40º to 50º of c.a. P-C alteration few 2 to 4 per meter hairline to 0.2 cm wide calcite trz of FG Py vnlts at 30º to 40º and 60º to 70º of c.a., scarce 1 per meter 0.3 to 1 cm wide irregular calcite partially replaced to FG qtz anhedral Py less brown Sph and ss vnlts at 40º to 50º and 70º of c.a. scarce < 1 mm wide FG Py vnlts at 70º and less diss in few irregular S.S. lenses Py 1%
127.50	129.55	Silts 70% irregular up to 6 cm wide S.S. beds at 45º of c.a. P-C alteration wk sericite in fractures, scarce irregular hairline to 0.3 cm wide calcite lenses and scarce irregular hairline vnlts, FG Py clouds and thin < 0.3 cm wide lenses Py 2% to 3%
129.55	129.60	Irregular 5 cm wide calcite partially replaced to FG qtz, light brown hard vitreous translucid mineral garnet??-FG anhedral to subhedral Py, brown and red Sph and less ss vnlt at 60º of c.a.
129.60	129.98	Fractured Silts 70% irregular fine grain S.S. fragments P-C alteration FG Py diss in microvnlts Py 3% to 5% thin hairline to 0.1 cm wide calcite vnlts at 30º to 40º of c.a.
129.98	130.00	2 cm wide calcite to FG qtz, less brown mineral-anhedral Py and less black ss vnlt at 70º of c.a.
130.00	130.30	Silts 70% irregular bedding at 60º of c.a. FG Py vnlts and diss 5% irregular calcite-Py vnlts at 30º and 60º of c.a.
130.30	131.55	1.25 cm wide along c.a. Bx-vein zone. at 50º of c.a. formed by 10 to 25 cm wide zones of sub rounded to subangular 0.5 to 3 cm long rock fragments in calcite to FG qtz and less FG anhedral Py- less brown Sph and trz of ss Bx. Also zones up to 90º cm long of irregular calcite vnlts forming small Bx among rock fragments less Py and less amount of brown Sph and ss including some jamesonite. Also zones of druse calcite up to 10 cm long at 60º of c.a. with trz of black ss (jamesonite) and less grey colour ss.
131.55	132.06	Black Silts 80% irregular fine grain S.S. lenses, bedding at 30º of c.a. various 8 to 10 per meter 0.1 to 1 cm wide irregular calcite to FG qtz < ss vnlts at 20º to 40º of c.a.
132.06	132.14	6 cm wide calcite to FG qtz-jamesonite-black ss. vnlt at 50º of c.a.
132.14	134.88	Silts 90% thin irregular 0.2 to 1 cm wide S.S. beds, bedding at 70º of c.a. – abundant FG subhedral Py in hairline to 0.2 cm wide irregular vnlts. Py 6% to 8%, scarce hairline to 1.4 cm wide calcite to FG qtz-Py vnlts at 50º to 60º of c.a.
134.88	141.40	Silts 95% thin irregular 0.1 to 1 cm wide fine grain S.S. lenses and irregular beds, bedding at 30º to 60º of c.a. P-C alteration few 2 to 3 per meter irregular 0.1 to 0.6 cm wide calcite vnlts at 30º and 70º of c.a. trz of FG Py in scarce calcite vnlts.
141.40	141.44	4 cm wide calcite partially replaced to FG qtz < FG Py and trz of brown Sph vnlt at 50º of c.a.
141.44	151.00	Silts 80% irregular 0.1 to 2 cm wide banded S.S. beds and lenses, deformed bedding unstable basin, average bedding at 30º to 50º of c.a. wk P-C alteration, scarce less than 1 per meter 0.1 to 1 cm wide calcite < FG Py vnlts at 20º to 40º of c.a. Trz of Py
151.00	158.00	Silts 70% to 80% thin irregular 0.2 to 1 cm wide fine grain size S.S. beds at 40º to 0º of c.a. wk P-C alteration very scarce less than 1 per meter hairline to 0.2 cm wide calcite vnlts at 25º to 30º and 60º to 70º of c.a.
158.00	163.00	Silts 80% irregular black fine grain size Silts lenses irregular bedding from 0º to 10º Wk P-C alteration scarce few 2 to 3 per meter irregular 0.1 to 2 cm wide bended calcite vnlts at 0º to 20º and 50º to 70º of c.a.
163.00	173.00	Fine grain size S.S. in 0.1 to 3 cm wide beds 40% fine grain Silts 60% irregular

4

		bedding at 0º to 20º of c.a. P-C alteration FG Py diss 1% in some S.S. beds scarce 0.1 to 0.8 cm wide calcite vnlts at 30º to 50º of c.a. few at 60º to 70º of c.a.
173.00	176.79	Fine to medium size grain S.S. irregular and wavy beds, bedding at 0º to 30º of c.a. sedimentation on unstable basin S.S. grain and amount of beds increasing to depth, thin irregular 0.1 to 2 cm wide black Silts lenses, wk P-C alteration scarce less than 1 per meter 0.1 to 1 cm wide calcite vnlts at 20º to 30º and 70º to 80º of c.a.
176.79	176.82	3 cm wide calcite partially replaced to FG qtz FG anhedral Py and trz of brown Sph vnlt at 65º to 70º of c.a.
176.82	183.00	Fine to medium size grain S.S. in irregular beds 50%, Silts 50% bedding at 40º to 60º of c.a. wk P-C alteration, scarce 0.1 to 0.8 cm wide irregular calcite< FG Py vnlts at 50º to 70º of c.a. irregular calcite FG Py clouds Py < 1% in interval., scarce < 2 cm wide fault zones at 40º and 60º of c.a.
		183.00 m 8 cm wide Fault gouge at 50º of c.a.
183.00	183.80	Silts 90% irregular < 0.2 cm wide medium size grain S.S. lenses bedding at 60º to 70º of c.a. P-C alteration few 0.1 to 0.2 cm wide calcite partially replaced to FG qtz FG Py irregular vnlts at 20º to 30º of c.a. and lenses at 60º of c.a. FG Py small clouds Py 1% to 2%
183.80	183.82	1.5 to 2 cm wide calcite partially replaced to FG qtz FG Py vnlt at 30º of c.a.
183.82	184.25	Fault gouge zone with thin Bx zones, milled rock calcite and less sericite, fault planes at 30º at top and 70º to the bottom.
184.25	185.08	Medium Size grain S.S. irregular beds 80% thin 0.1 to 2 cm wide black Silts beds 20%, bedding changing from 80º to 50º of c.a.
185.08	186.05	Silts 60% irregular beds and sub rounded lenses 0.2 to 4 cm wide of S.S., bedding at 75º to 85º of c.a. P-C alteration various 8 to 10 per meter irregular 0.1 to 2 cm wide calcite almost totally replaced to FG qtz, some druse textures, FG anhedral Py and trz of brown to red Sph vnlts at 70º to 80º few at 30º of c.a. Py < 1%
186.05	191.50	Silts 60% medium size grain banded S.S. beds up to 7 cm wide with very thin black layers of organic material < 0.1 cm wide 40%. Bedding changing from 70º to 0º then 20º of c.a. P-C alteration, few 2 to 3 per meter irregular 0.1 to 0.6 cm wide calcite < FG Py vnlts at 10º to 20º and 60º to 80º of c.a. Py < 1%
191.50	199.40	Medium size grain S.S. beds up to 8 cm wide 60% Silts 40% bedding at 20º to 0º then 30º of c.a. P-C alteration with weak to moderate sericite in the calcite vnlts walls and some fractures, few 3 to 5 per meter irregular hairline to 1.2 cm wide calcite partially replaced to FG qtz vnlts and irregular lenses, vnlts at 10º to 30º and 60º to 70º of c.a.
199.40	201.80	Silts 95% 0.2 to 0.5 cm wide irregular fine grain size S.S. lenses, bedding at 40º of c.a. P-C alteration, few 1 to 2 per meter hairline to 0.4 cm wide calcite vnlts, scarce druse calcite in wider vnlts at 20º to 40º of c.a.
201.80	201.90	6 to 8 cm wide calcite trz of rhodochrosite-small subangular rock fragments< FG anhedral Py vnlt at 40º to 60º of c.a.
201.90	204.80	Silts 80% thin 0.1 to 1.2 cm wide fine grain size S.S. beds at 30º to 40º of c.a. P- C alteration wk sericite in few calcite vnlts walls, few 2 to 4 per meter 0.1 to 0.3 cm wide calcite < sericite vnlts at 30º to 50º and 70º of c.a. few irregular < 0.2 cm wide lenses along bedding
204.80	212.00	Silts 85% thin 0.1 to 1 cm wide fine grain size S.S. beds 15%, bedding at 50º to 60º of c.a. P-C alteration wk to moderate sericite in some vnlts, some 4 to 5 per meter irregular 0.1 to 2 cm wide calcite-sericite vnlts at 30º to 40º and 50º to 60º of c.a.

5

212.00	216.55	Silts 85% fine irregular 0.1 to 0.5 cm wide fine grain size S.S. lenses 15% P-C alteration scarce 1.0 to 1.2 cm wide banded calcite vnlts at 0º to 20º of c.a. wk sericite and trz of ss in very scarce sericite vnlts.
216.55	217.45	Fractured zone Bx ed by faulting along bedding, fault planes at 60º to 70º of c.a. also at 0º to 10º of c.a. calcite and less sericite microvnlts in rock flour > FG Py in milled groundmass trz of ss?
217.45	218.62	Silts 95% thin fine grain size S.S. beds 10% bedding at 20º of c.a. P-C alteration wk sericite, various 4 to 6 per meter thin 0.1 to 0.2 cm wide calcite < sericite vnlts at 0º to 20º of c.a.
218.62	236.95	Silts 80% 0.1 to 2 cm wide fine grain size S.S. beds 20%, bedding changing from 20º to 60º of c.a. then to 10º and 30º at bottom of interval, P.-C alteration wk sericite in fractures, 3 to 4 per meter zones up to 3 meters wide with 6 to 8 per meter 0.1 to 1.3 cm wide calcite< sericite vnlts at 0º to 30º of c.a. and scarce 0.1 to 0.8 cm wide banded calcite trz of FG Py lenses.
236.95	237.00	5 cm wide Fault gouge zone at 70º to 80º of c.a.
237.00	243.50	Silts 85% thin irregular 0.2 to 0.6 cm wide S.S. lenses, bedding at 40º to 50º of c.a. P-C alteration wk sericite, few 3 to 4 per meter irregular 0.1 to 0.6 cm wide calcite vnlts at 5º to 20º of c.a. and less at 60º to 70º of c.a. few irregular 0.4 to 0.6 cm wide banded calcite lenses
243.50	244.50	Fault Bxed zone irregular < 0.1 cm wide calcite-sericite vnlts.
244.50	249.60	Silts 95% scarce < 0.3 cm wide S.S. lenses, bedding at 30º to 40º of c.a. P-C alteration few 3 to 4 per meter irregular 0.1 to 2 cm wide calcite vnlts at 10º to 40º of c.a. few 0.2 to 0.4 cm wide calcite lenses with druse texture, scarce FG euhedral cubic Py in scarce calcite vnlts.
249.60	253.33	Silts 90% irregular 0.6 to 2 cm wide fine grain size S.S. beds, bedding at 40º to 10º then 30º of c.a. Wk P-C alteration, scarce less than 1 per meter 0.1 to 1-5 cm wide banded calcite lenses and scarce < 0.2 cm wide calcite vnlts at 20º to 30º of c.a.
253.33	255.12	Fault zone broken core zones up to 10 cm wide of only grey mud at 70º to 80º of c.a. , various irregular 0.1 to 0.2 cm wide calcite to sericite vnlts in some fragments, P-C alteration with wk to moderate sericite
255.12	256.56	Silts 95% scarce < 0.2 cm wide irregular fine grain size S.S. lenses, various hairline to 0.1 cm wide calcite to sericite vnlts and filling Bx zones up to 5 cm wide at 30º of c.a.
256.56	261.60	Silts 95% few 0.1 to 0.4 cm wide fine grain size S.S. beds, bedding at 30º to 40º of c.a. P-C alteration with wk to moderate sericite vnlts, few 1 to 2 pr meter irregular 0.1 to 0.4 cm wide banded calcite lenses and few 1 per meter 0.2 to 1.2 cm wide calcite with small rock fragments and thin layers vnlts at 0º to 10º and 30º to 40º of c.a.
261.60	264.70	Silts 90% irregular 0.1 to 1 cm wide fine grain size S.S. beds at 30º of c.a. P-C alteration to fresh, few 1 to 2 per meter 0.1 to 0.2 cm wide calcite vnlts and in banded lenses, vnlts at 30º and 60º of c.a.
264.70	265.95	Silts 95% few irregular 0.2 to 0.4 cm wide S.S. lenses, bedding at 25º to 30º of c.a. P-C alteration, moderate sericite in calcite vnlts walls, few 3 to 5 per meter 0.1 to 0.8 cm wide calcite vnlts at 0º to 20º and 60º to 70º of c.a.
265.95	266.30	Fault zone broken core, fragments smaller than 3 cm long, slickensides and mud zones, sericite moderate in fractures, some 0.2 to 0.4 cm wide calcite< sericite vnlts in some rock fragments, P-C alteration with moderate sericite
266.30	268.00	Silts 90% few irregular 0.1 to 0.3 cm wide fine grain size S.S. lenses, bedding at 30º of c.a. P-C alteration wk to moderate sericite in calcite vnlts walls, some 4 to 6 per meter 0.3 to 2 cm wide druse calcite< sericite vnlts at 20º to 30º of c.a. and

6

		less 60º to 80º of c.a. small 1 to 2 cm wide pebble dikes at 20º and 70º of c.a.
268.00	273.00	Silts 95% scarce < 0.2 cm wide fine grain size S.S. beds, bedding at 351 to 40º of c.a. P-C alteration scarce less than 1 per meter hairline to 0.2 cm wide calcite vnlts at 30º to 50º of c.a. and 2 to 3 per meter 0.1 to 3 cm wide banded calcite lenses.
273.00	275.20	Bedding at 60º of c.a., 3 to 4 per meter hairline to 1.5 cm wide calcite vnlts at 20º to 40º of c.a. scarce less than 1 per meter 0.8 cm wide calcite lenses
275.20	278.62	Silts 95% irregular thin < 0.2 cm wide S.S. lenses P-C alteration, various 8 to 10 per meter 0.2 to 0.6 cm wide calcite vnlts at 30º to 40º and 60º of c.a., zones up to 1 meter wide of Stockwork of hairline to 0.3 cm wide calcite vnlts, thin 1 to 2 cm wide Pebble dikes at 5º of c.a. wk sericite in fractures at bottom of the interval
278.62	279.00	Fault Bx gouge zone, calcite and wk sericite vnlts fragments, fault planes at 50º to 70º of c.a.
279.00	280.17	Silts 95% bedding at 30º to 40º of c.a. P-C alteration wk to moderate sericite,, few 3 to 5 per meter < 0.2 cm wide calcite less sericite vnlts at 0º to 20º and 40º of c.a.
280.17	286.65	Silts 95% scarce < 0.2 cm wide S.S. lenses, bedding at 40º to 50º of c.a. P-C alteration wk sericite in some calcite vnlts walls, some 4 to 6 per meter hairline to 0.2 cm wide calcite vnlts at 25º and 60º of c.a. less < 0.1 cm wide calcite lenses, sporadic bxed zones with irregular calcite groundmass in parts forming irregular pebble dikes and Bx zones up to 5 cm wide at 0º to 10º and 30º to 40º of c.a.
285.65	287.70	5 cm wide Fault gouge zone brecciated rock in milled rock groundmass, scarce calcite, fault planes at 60º of c.a.
287.70	291.80	Silts 90% 0.2 to 0.5 cm wide S.S. beds bedding at 30º to 40º of c.a. P-C alteration wk to moderate sericite irregular 1 to 5 cm wide Bx and pebble dikes at 10º to 30º of c.a. few thin 0.1 to 0.2 cm wide calcite vnlts at 30º of c.a.
291.80	292.15	Irregular 3 to 4 per meter 0.2 to 7 cm wide calcite bands, few subangular rock fragments.
292.15	294.08	Fault zone (3) 5 to 30 cm wide Bx gouge zones in milled rock flour among < 5 cm wide rock fragments, P-C alteration with wk to moderate sericite vnlts fault planes at 50º and 70º of c.a.
294.08	298.68	Silts 95% scarce < 0.3 cm wide fine grain size S.S. lenses, bedding at 45º to 50º of c.a. P-C alteration, trz of sericite, scarce less than 1 per meter, irregular 0.1 to 0.8 cm wide calcite partially replaced to FG qtz lenses, various 3 to 4 per meter thin 1 to 5 cm wide bxed and fractured zones at 30º to 50º of c.a.
298.65	300.15	Silts 90% thin 0.1 to 0.5 cm wide fine grain size S.S. beds, bedding at 50º of c.a. wk P-C alteration scarce less than 1 per meter 0.1 cm wide calcite vnlts at 30º of c.a.
300.15	305.15	Silts 90% thin 0.1 to 0.3 cm wide fine grain size S.S. beds, bedding at 50º of c.a. wk P-C alteration, very scarce hairline to 0.2 cm wide calcite vnlts at 25º to 40º of c.a. scarce 0.2 to 1 cm wide calcite to FG qtz lenses, fractured zones with gouge Bx 3 to 25 cm wide at 60º to 80º of c.a. and along bedding 50%
305.15	307.60	Bx zone fault gouge, subangular rock fragments up to 5 cm long in milled rock – FG Py < calcite flour, faults along bedding ( thrust faults) Py diss in some fragments Py 2% to 3% in the interval.
307.60	313.18	Silts 95% irregular bedding at 0º to 30º of c.a. moderate fracturing, Bx zones 5 to 10 cm wide with subangular fragments in milled rock flour, Fresh rock trz very scarce < 0.1 cm wide calcite vnlts.

7

313.18	314.44	Silts 90% 0.1 to 0.8 cm wide fine grain S.S. beds bedding at 50º of c.a. Fresh rock, scarce 1 to 2 per meter hairline to 0.1 cm wide calcite lenses.
314.44		End of Hole

8

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	July 12 / 2004
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES

Summary of DDH QTA-23-04; 699,993 E; 2,652,968 N, 340°/-60°, Gregorio area
From	To	Description
0.00	5.79	Drilled with Tricone bit -No core- Casing
5.79	14.33	Kuc Caracol Fm. Fine grain size S.S. 70% bedding at 80º of c.a. wk P-C alteration wk oxidation in few fractures, few 0.1 to 0.3 cm wide Goethite and less calcite lenses and less vnlts at 60º of c.a. zones of Goethite diss in 2 mm wide walls of vnlts.
		14.33 m End of oxidation zone
14.33	32.81	Fine to medium size grain S.S. beds 80% black silts 20% bedding changing from 10º to 60º of c.a. wk P-C alteration scarce 0.1 to 0.2 cm wide calcite wkly and locally replaced FG qtz trz of Py and less Goethite with tan stain vnlts at 20º and 40º of c.a.
32.81	34.00	Fault zone at 40º of c.a. gouge zone with 3% Py
34.00	40.40	Fine grain size S.S. beds 90% bedding at 10º of c.a. wk P-C alteration scarce less than 1 per meter 0.1 cm wide calcite trz of brown calcite trz of Py vnlts at 10º of c.a. various FG Py microvnlts at 20º of c.a.
40.40	57.80	Fine grain S.S. 90% Silts 1’% bedding at 5º to 20º of c.a. wk P-C alteration scarce less than 1 per meter 0.1 to 0.3 cm wide calcite wkly replaced to FG qtz- Trz of Py vnlts at 50º to 80º of c.a.
57.80	59.60	Fine grain size S.S. in irregular bedding, sedimentation on unstable basin, Wk P- C alteration Py diss 2%
59.60	74.24	Fine grain size S.S.90% Silts 10% bedding at 60º to 70º of c.a. wk P-C alteration few 1 to 2 per meter 0.3 to 0.5 cm wide calcite wkly replaced to FG qtz < FG anhedral Py vnlts at 60º of c.a. scarce only two in the interval 0.2 to 0.3 cm wide calcite to qtz trz of FG Py and trz of ss vnlts at 60º of c.a. Py diss 2% to 3% in walls of vnlts with trz of ss.
74.24	75.29	Bxed vein calcite wkly replaced to FG qtz trz of rhodochrosite in some organic material subangular fragments, FG Py diss 3% to 5% at 80º of c.a.
75.29	76.00	Fault Bx zone gouge and dark grey colour mud few calcite to qtz fragments Py 2% to 3% in interval
76.00	84.53	Fine grain size S.S. 90% bedding at 10º to 25º of c.a. wk P-C alteration wk sericite in fractures scarce less than 1 per meter 0.1 calcite FG Py vnlts at 30º to 50º of c.a. just one in the interval 4 cm wide calcite partially replaced to FG qtz FG Anhedral Py mainly in walls of vnlts at 50º of c.a. scarce FG Py clouds, Py 2% to 3% in the interval

1

84.53	85.60	Bxed vein zone, subangular rock fragments with thin light green colour clays borders few calcite mod to advanced replaced to FG qtz-FG anhedral Py light green clays trz of rhodochrosite groundmass at 70º to 80º of c.a.
85.60	86.15	Fault with bxed vein fragments up to 10 cm wide, fractured rock at 70º to 80º of c.a.
86.15	90.90	Fine grain S.S- 80% irregular wavy bedding at 20º to 40º of c.a. wk P-C alteration scarce less than 1 per meter 0.2 to 0.3 cm wide calcite FG anhedral Py vnlts at 60º of c.a. Py diss 2% in interval.
90.90	96.80	Fine grain S.S. 90% Silts beds 10%, irregular wavy bedding at 50º to 20º of c.a. wk P-C wk sericite alteration, very scarce < 0.1 cm wide calcite vnlts , few 1 per meter irregular 0.1 to 0.5 cm wide FG Py lenses and in very thin hairline FG Py vnlts Py 3% in interval.
96.80	98.15	Zone of various 1 to 5 cm wide Fault gouge zones with wk sericite zones at 50º of c.a. wk P-C alteration.
98.15	106.30	Fine grain S.S. 50% Silts 50% bedding at 50 to 60º of c.a. wk to moderate P-C alteration scarce 0.3 cm wide calcite partially replaced to FG qtz FG Py and trz of brown Sph vnlts at 40º to 50º of c.a.
106.30	107.20	Silts 80% fine grain size S.S. 20% bedding at 60º of c.a. wk P-C alteration wk sericite in fault zones, some 0.2 to 0.3 cm wide fault gouge zones at 40º to 50º of c.a. scarce just one 0.3 cm wide calcite partially replaced to FG qtz trz of ss vnlt at 50º of c.a.
107.20	113.10	Silts 70% Fine size grain S.S. beds 30% bedding at 50º to 80º of c.a. wk P-C alteration few 1 to 2 per meter 0.2 to 0.3 cm wide and 1 4 cm wide calcite partially replaced to FG qtz FG Py 2% to 5% and trz of ss and less brown Sph vnlts at 50º and 60º of c.a. Py 3% in interval
113.10	116.80	Silts 70%I Silts 30% bedding at 20º to 40º of c.a. wk P-C alteration scarce 0.7 to 1 cm wide calcite almost totally replaced to FG qtz FG anhedral Py 1% to 2% trz of ss and less brown Sph vnlts at 40º and 60º of c.a.
116.80	121.67	Light grey Silts 90% 0.1 to 1 cm wide fine grain S.S. beds, bedding at 20º to 40º of c.a. wk P-C alteration scarce less than 1 per meter 0.7 to 1 cm wide calcite almost totally replaced to FG qtz wk pink colour stain-FG Py trz of ss and less Sph vnlts at 50º of c.a. FG Py diss 3% in the interval
121.67	127.11	Silts 70% irregular wavy 0.1 to 1 cm wide s.s. beds bedding at 5º to 30º of c.a. p- c alteration scarce 0.1 to 1 cm wide calcite vnlts
127.11	136.60	Silts 70% 0.1 to 2 cm wide irregular lightly wavy fine grain size S.S. beds, bedding changing from 30º to 10º then 50º of c.a. P-C alteration few 1 to 3 per meter 0.1 to 0.2 cm wide calcite FG Py vnlts at 20º to 30º and 50º to 60º of c.a. scarce less than 1 per meter 0.6 to 1 cm wide calcite partially replaced to FG qtz FG Py in thin layers mainly in walls and trz of ss vnlts at 50º and 60º of c.a.
136.60	137.20	Druse calcite and less thin layers of organic material vein at 290º to 30º of c.a.
137.20	138.20	Fine grain S.S. beds 60% irregular wavy beds Silts 40% bedding at 30º to 50º of c.a. scarce 0.1 to 1 cm wide calcite vnlts at 40º and 50º of c.a. thin < 0.1 cm wide irregular calcite lenses
138.20	138.50	Calcite vnlt with irregular 4 cm wide pebble dike at top of interval rest calcite with thin FG Py layers vnlt, also Py up to 5% diss in bottom wall walls of lenses t at 30º of c.a. in crossing angle.
138.50	139.31	Irregular wavy Fine to medium size grain S.S. beds at 30º of c.a. irregular hairline to 0.1 cm wide calcite vnlts in Stockwork, just one 0.7 cm wide calcite FG Py and trz of brown Sph-ss vnlt At 50º of c.a.
139.31	139.51	20 cm wide Fault gouge zone few calcite –trz of brown Sph less ss vnlts fragments, in small < 1 cm long sub rounded rock fragments in a milled

2

		groundmass
139.51	140.00	Irregular 0.5 to 2.5 cm wide calcite FG Py vnlts forming wide apart zones of Stockwork some other calcite vnlts at 0º to 20º of c.a. Py 3%.
140.00	147.00	Silts 60% irregular wavy 0.1 to 1 cm wide fine size grain S.S. beds, bedding at 30º of c.a. P-C alteration few 4 to 6 per meter hairline to 1 cm wide calcite < FG Py vnlts at 0º to 10º and 50º to 70º of c.a. scarce with trz of brown Sph-ss, FG Py bands in walls of vnlts, few VFG Py clouds Py 1% to 2% in the interval.
147.00	151.10	Fine grain size S.S. irregular beds 0.1 to 2 cm wide 40% Silts 60% bedding at 30º to 0º then 50º of c.a. P-C alteration few 1 per meter irregular 0.2 to 3 cm wide banded calcite partially replaced to FG qtz FG anhedral Py trz of brown Sph and ss vnlts at 40º to 50º of c.a. VFG Py clouds and irregular lenses and vnlts in zones 20 to 30 wide at both walls of vnlts.
151.10	164.50	Silts 70% thin 0.1 to 1 cm wide fine grain size S.S. beds bedding at 40º to 50º changing to 10º then to 20º-30º of c.a. P-C alteration few 1 to 2 per meter 0.5 to 4 cm wide calcite partially replaced to FG qtz < FG anhedral Py trz of Sph and less ss vnlts at 30º and 60º of c.a.
64.50	166.40	Silts 80% irregular fine grain S.S. beds 20% bedding at 35º to 65º of c.a. thin 10 to 15 cm wide brecciated zones with subangular < 1.5 cm long Silts fragments, 3 to 5 irregular 0.2 to 2 cm wide calcite some partially replaced to FG qtz < FG Py trz of brown Sph ss vnlts at 60º to 80º of c.a. thin zones 10 to 20 cm wide with calcite vnlts in Stockwork, scarce up to 7 cm wide calcite pebble dikes with FG Py in walls, Py 2 % to 3% in the interval
166.40	166.73	Irregular up to 5 cm wide calcite-FG Py vnlts Py up to 10%.
166.73	175.00	Silts 80% irregular 0.2 to 2 cm wide S.S. beds and irregular lenses, bedding at 30º to 0º then 20º of c.a. P-C alteration few 0.3 to 2 cm wide calcite partially to qtz< FG Py in walls and trz of Sph and less ss vnlts at 30º to 40º and 60º of c.a. few 0.1 to 0.3 cm wide calcite vnlts at 40º of c.a.
175.00	176.75	Silts 60% irregular wavy 0.1 to 2 cm wide S.S. beds bedding at 10º to 30º of c.a. P-C alteration scarce less than 1 per meter 0.4 to 0.8 cm wide calcite< FG Py trz of ss vnlts at 55º of c.a.
176.75	176.80	5 cm wide Fault vein zone, formed by 2 to 3 cm wide gouge zone-with thin 0.6 to 0.8 cm wide calcite partially to FG Qtz less brown Sph and ss vnlts at 50º of c.a.
176.80	184.20	Silts 60% irregular 0.3 to 1 cm wide S.S. beds bedding at 0º to 30º of c.a. wk P- C alteration wk sericite in fractures, scarce less than 1 per meter hairline top 0.2 cm wide calcite vnlts at 20º to 30º of c.a. and 60º to 70º of c.a. very scarce just two vnlts in the interval 0.6 to 1 cm wide calcite to qtz < FG Py and less brown Sph and ss vnlts at 40º to 50º of c.a.
184.20	186.40	Stockwork zone of irregular 0.1 to 3 cm calcite vnlts and lenses < FG Py zone of deformed beds Silts 60 fine grain S.S. 40% P-C to wk P-C Py in the interval < 1%
186.40	187.95	Silts 80% irregular 0.2 to 2 cm wide fine grain S.S. lenses and beds bedding at 50º of c.a. scarce 0.2 cm wide calcite vnlts
	187.95	Fault zone with 6 cm wide Bx zone at 50º of c.a.
187.95	190.10	Silts 80% irregular 0.2 to 3 cm wide S.S. beds bedding at 20º to 30º of c.a. P-C alteration wk to moderate sericite in calcite vnlts walls, zones up to 9 cm wide of pebble dikes various 8 to 10 per meter hairline top 0.3 cm wide calcite > FG Py vnlts at 10º to 20º of c.a. and 40º to 60º of c.a.
190.10	193.70	Silts 80’% 0.1 to 0.5 cm wide S.S. beds bedding at 30º to 40º of c.a. P-C wk sericite scarce 0.1 to 1 cm wide calcite < FG Py and trz of ss vnlts at 0º to 30º of c.a.

3

193.70	202.00	Silts 75% bedding at 0º to 10º of c.a. P-C very scarce sericite, scarce calcite < FG Py vnlts at 10º to 30º and 50º to 60º of c.a. irregular 0.5 to 0.7 cm wide banded calcite scarce FG Py lenses along bedding 10º to 15º of c.a.
202.00	203.00	Silts 80% bedding at 20º of c.a. P-C alteration scarce 1 to 2 per meter 0.1 to 0.3 cm wide irregular banded calcite FG Py in walls and trz of ss lenses at 20º of c.a.
203.00	212.90	Silts 80% thin 0.1 to 2 cm wide fine grain S.S. beds, bedding at 10 ºto 20º of c.a. P-C alteration few 1 to2 per meter hairline to 0.2 cm wide calcite trz of sericite trz of FG Py vnlts at 20º to 30º and 50º to 70º of c.a.
212.90	213.10	Irregular calcite almost totally replaced to FG qtz-FG Py vnlts at 40º of c.a.
213.10	215.04	Silts 90% thin 0.2 to 0.5 cm wide fine grain size S.S. beds, bedding at 30º to 40º of c.a. P-C alteration 3 to 4 per meter irregular 0.3 to 1.5 cm wide calcite almost totally replaced to FG qtz FG Py vnlts at 60º to 80º of c.a.
215.04	217.40	San Gregorio Bx-vein zone at 40º of c.a. at the top, 50º of c.a. in the bottom
215.04	215.30	26 cm wide Bx vein formed by Calcite almost totally replaced to FG qtz-FG Py less brown Sph and trz of ss vnlts 1 to 5 cm wide at 50º of c.a. in brecciated Silts with FG Py bands and diss.
215.30	215,95	Fractured and Bxed Rock various irregular 0.2 to 1 cm wide calcite totally replaced to FG qtz FG anhedral Py and less ss vnlts, FG Py irregular bands and diss 10%
		215.49 m 2 cm wide Fault gouge zone at 60º to 70º of c.a.
215.95	216.60	Bxed Silts scarce calcite to FG qtz FG Py fragments.
216.60	217.00	Bx formed by small < 2 cm long sub rounded rock fragments in abundant milled rock-calcite to qtz Py and less ss groundmass.
217.00	217.40	Bx vein formed by irregular 0.1 to 2 cm wide calcite to FG qtz –FG Py and less brown Sph and ss vnlts in irregular rock fragments. FG Py up to 15% diss
217.40	220.15	Silts 95% thin 0.1 to 0.3 cm wide fine grain S.S. beds bedding at 50º of c.a. P-C alteration various irregular 0.1 to 0.3 cm wide FG Py bands Py 5% scarce 0.1 to 0.3 cm wide calcite bands and vnlts at 20º of c.a.
220.15	229.20	Silts 90% irregular 0.1 to 1 cm wide S.S. beds at 40º of c.a. P-C alteration scarce 0.1 to 0.3 cm wide calcite<FG Py vnlts at 20º to 30º of c.a. few at 80º to 85º of c.a.
229.20	233.80	Bxed zone irregular sub rounded 0.5 to 7 cm long calcite replaced to FG qtz-thin layers of organic material FG Py and trz of brown Sph and less ss fragments in locally Bxed Silts. FG Py bands and irregular vnlts some up to 1.5 cm wide Py in interval 5% among no deformed rock “horses” up to 50 cm wide
233.80	238.75	Silts 95% 0.1 to 0.8 cm wide irregular S.S. lenses, bedding at 60º of c.a. P-C alteration scarce irregular 0.1 to 0.5 cm wide calcite partially replaced to FG qtz vnlts at 20º to 30º of c.a.
238.75	239.78	Bx zones of irregular < 1cm wide calcite to qtz trz of brown Sph and less ss fragments in zones 2 to 5 cm long among wkly bxed rock FG Py diss in up to 3 cm wide zones Py 2% to 3%
239.78	244.61	Silts 90% thin 0.2 to 0.5 cm wide fine grain S.S. beds at 60º of c.a. P-C alteration FG Py in 0.2 to 0.4 cm wide irregular bands and less clouds Py 3% to 5% few 2 to 3 per meter 0.1 to 0.5 cm wide calcite partially to FG qtz vnlts at 0º to 20º of c.a. scarce < 1 per meter 0.1 to 0.5 cm wide calcite lenses
244.61	245.60	Bx by fault, subangular 0.1 to 1.5 cm long rock and less calcite to qtz with trz of ss fragments.
245.60	246.48	Silts 85% 0.1 to 0.4 cm wide fine grain size S.S. beds at 50º of c.a. thin 2 to 5 cm wide Bx zones along bedding and also at 10º of c.a.

4

246.48	249.40	Silts 95% scarce S:S: beds at 40º of c.a. P-C alteration zones 5 to 10 cm wide of Bx by fault mainly along bedding very scarce and thin 0.1 to 0.2 cm wide calcite vnlts at 10º to 30º of c.a. scarce calcite in Bx zones
249.40	251.00	Bx by Fault Wk sericite in milled rock 0.2 to 1 cm wide subangular to sub rounded rock fragments in milled rock less calcite and trz of sericite groundmass, Bx zones at 30º to 50º of c.a.
251.00	255.12	Silts 95% to 985 bedding at 40º to 50º of c.a. wk P-C alteration irregular 0.1 to 1.5 cm wide calcite vnlts filling irregular fractures at 0º to 20º of c.a., 2x3 cm wide calcite lightly replaced to FG qtz fragments some druse calcite vnlts up to 1.5 cm wide at 30º to 40º of c.a.
255.12	257.00	Fault Bx at 5º to 10º of c.a. Bedding at 10º to 20º of c.a. sub rounded fragments in general < 1 cm few 2 to 3 cm long calcite sericite fragments.
257.00	259.80	Silts 98% beds at 20º to 0º of c.a. P-C alteration 1 to 2 per meter 0.1 to 0.2 cm wide calcite-sericite vnlts at 0º to 15º of c.a.
259.80	279.00	Silts 95% bedding at 30º to 50º of c.a. P-C alteration wide apart Stockwork of 0.1 to 2 cm wide calcite less sericite vnlts very scarce up to6 cm wide calcite-organic material layers vnlts at 60º of c.a. some 1 to 1.5 cm wide druse calcite vnlts. Just one 5 cm wide Pebble dike at 30º of c.a.
279.00	290.00	Silts 85% few up to 10 cm wide S.S. beds bedding at 40º of c.a. Wk P-C alteration few 2 to 3 per meter 0.2 to 1 cm wide calcite trz of FG Py vnlts at 20º to 40º of c.a.
290.00	294,25	Silts 90% thin < 0.2 cm wide S.S. beds bedding at 0º to 10º of c.a. few 2 to 3 per meter 0.2 to 0.3 cm wide calcite trz of sericite vnlts at 0º to 25º of c.a. few druse calcite
294.25	299.00	Silts 98% irregular bedding, wkly fractured zone, 6 to 8 per meter 0.1 to 1 cm wide calcite in part with druse texture vnlts at 0º to 10º and less 70 ºto 85º of c.a.
299.00	305.60	Silts 98% very thin irregular 0.1 to 0.2 fine grain S.S. beds at 10º to 40º of c.a. very scarce less than 1 per meter 0.1 to 0.2 calcite partially druse texture vnlts at 5º to 20º of c.a.
305.60	310.00	Silts 90% 0.1 to 0.8 cm wide S.S. beds at 40º to 60º of c.a. wk P-C alteration trz of sericite in few calcite vnlts walls few 2 to 3 per meter irregular 0.1 to 1.5 cm wide calcite < sericite vnlts at 20º to 30º of c.a. and 60º to 80º of c.a.
310.00	314.75	Silts 90% thin < 0.5 cm wide S.S. beds at 40º of c.a. scarce less than 1 per meter hairline to 0.6 cm wide calcite vnlts at 30º to 40º of c.a. and 70º of c.a. very scarce banded calcite lenses at 40º and some 0º to 10º of c.a.
314.75	317.00	P-C alteration wavy bedding in unstable basin 6 to 8 per meter irregular 0.1 to 1.2 cm wide calcite trz of FG Py vnlts in a wide apart Stockwork zones
317.00	322.17	Silts 90% wk P-C alteration less than 1 per meter hairline to 0.3 cm wide calcite trz of sericite vnlts.
322.17	323.25	6 to 8 per meter 0.1 to 1.2 cm wide calcite less sericite vnlts in wide apart Stockwork.
323.25	337.41	Silts 90% irregular 0.2 to1 cm wide fine grain S.S. beds bedding at 40º of c.a. few 2 to 3 per meter irregular 0.1 to 1.3 cm wide calcite vnlts at 0º to 10º, 30º to 40º and 70º to 80º of c.a. scarce less than 1 per meter irregular banded 0.5 to 1.3 cm wide calcite thin organic material layers lenses.
337.41		End of Hole

5

QTA-24

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	Dec 2 / 2004
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES	1 of

Summary of DDH QTA-24-04; 698,408 E; 2,654,479 N, 337°/-60°, West California area
From	To	Description
0.00	1.52	Drilled with Tricone bit -No core- Casing
1.52	4.78	Kuc Caracol Fm. Red colour Siltstone 98% in 0.1 to 0.5 cm wide beds, bedding at 80º of c.a., wk bleached, P-C alteration, moderate to pervasive hematite oxidation scarce < 0.3 cm wide calcite< hematite vnlts at 20º to 30º of .c.a.
4.78	8.15	Fault zone, broken core, rock fragments in general < 0.3 cm long, hematite diss in < 2 mm wide lenses and less vnlts.
8.15	10.60	Kuc siltstone 95% in beds 0.1 to 0.8 cm wide at 75º of c.a., wk bleaching, P-C alteration, very wk white clays in some thin intervals, 3% to 4% hematite diss in some thin beds, scarce to null calcite< hematite-clays 0.1 to 0.3 cm wide horizons, < 0.1 cm wide cross-bedding hematite vnlts at 30º of c.a.
10.60	10.70	Fault zone, broken core, moderate hematite in some fragment faces.
10.70	15.80	Kuc Caracol Fm, bedding at 75º to 85º of c.a., P-C alteration wk bleaching, 2 to 3 per meter 0.1 to 0.3 cm wide calcite-trz of hematite vnlts at 0º to 30º of c.a., very scarce 0.1 to 0.2 cm wide calcite lenses, moderate 2% to 3% hematite diss staining the rock
15.80	17.00	Fault zone, broken core, fault planes at 40º to 50º of c.a. moderate hematite, some 5 to 15 cm wide gouge zones
17.00	20.90	Kuc Caracol Fm. Silts 95% in 0.1 to 0.5 cm wide beds at 80º of c.a., wk bleaching P-C alteration, scarce hematite diss in some thin < 0.5 cm wide irregular beds or lenses few 0.1 to 0.2 cm wide calcite-trz of Mn Ox< hematite vnlts at 10 º to 30º of c.a.
20.90	31.15	Fault zone, bleached rock and hematite bands in bed planes, bedding at 70º to 80º of c.a. hematite< Goethite in 0.1 to 0.3 cm wide vnlts at 60º to 80º of c.a. zones up to 30 cm wide of fault breccia, fragments < 0.5 cm in gouge material, hematite 5% Faults from 20.90 to 21.10 m, 22.70 to 23.37m, 24.20 to 26.45 m, 28.10 to 30.12 m. 30.10 to 30.70 m bleached rock
31.15	40.30	Kuc Caracol Fm 98% siltstone in 0.1 to 1 cm wide beds at 80º to 90º of c.a., very wk bleaching, wk P-C alteration, hematite diss in 0.1 to 0.2 cm wide lenses, scarce < 1 per meter 0.1 to 0.8 cm wide calcite < hematite vnlts at 10º to 30º of c.a., scarce at 50º to 70º of c.a., very scarce 0.1 to 0.2 cm wide calcite< hematite lenses
40.30	40.50	10 cm wide Fault zone with irregular 0.1 to 1 cm wide calcite < hematite vnlts at 50º of c.a. less hematite in 0.1 to 0.3 cm wide bands or lenses
40.50	44.05	Kuc Caracol Fm P-C alteration, wk oxidation of hematite in 0.1 to 0.3 cm wide bands, few 2 to 3 per meter 0.1 to 0.3 cm wide irregular calcite vnlts at 0º to 20º

1

QTA-24

		of c.a. less amount of irregular 0.1 to 0.5 cm wide calcite lenses, hematite 1% to 2% in micro lenses and minor micro<<1 mm vnlts at 0º to 30º of c.a.
44.05	44.30	Fault zone, planes at 60º of c.a., irregular 0.1 to 1 cm wide calcite<hematite- brown yellowish goethite vnlts
44.30	44.90	Kuc Silts 98% bedding at 65º of c.a. wk bleaching, P-C alteration 0.1 to 0.2 cm wide hematite layers or lenses
44.90	47.00	Fault zone with 10 to 40 cm long brecciated gouge zones in a milled rock with hematite < goethite in rock and calcite fragments.
47.00	49.00	Kuc Caracol Fm, wkly oxidation to hematite, grey colour rock 99% siltstone, P-C alteration, scarce 0.5 to 1.5 cm wide calcite< Goethite-Hematite vnlts at 0º to 30º of c.a.
49.00	49.50	10 cm wide calcite< hematite vnlt with small druse zones, vnlt at 30º of c.a., irregular 5 to 10 cm wide rock-calcite-hematite<goethite Bx zones.
40.50	51.35	Kuc Caracol Fm wkly oxidized to hematite, siltstone 98%, irregular 0.1 to 0.5 cm wide hematite diss bands, scarce < 1 per meter 0.1 to 0.2 cm wide calcite<Goethite-Hematite vnlts at 20º to 30º of c.a.
51.35		End of irregular oxidation zone
51.35	59.60	Kuc Caracol Fm 98% siltstone with 0.1 to 0.2 cm wide sandstone beds 2%, bedding at 65º to 85º of c.a. very scarce hematite diss in 0.1 to 0.2 cm wide layers or lenses. Wk P-C alteration, scarce irregular 0.1 to 0.5 cm wide calcite< Goethite vnlts at 30º to 40º of c.a.
50.60	61.20	2 to 3 per meter 0.2 to 0.7 cm wide calcite wkly replaced to FG quartz < hematite-goethite vnlts at 0º to 30º of c.a.
61.20	65.20	Kuc Caracol Fm, grey colour siltstone bedding at 65º to 85º of c.a. wk P-C alteration, scarce < 1 per meter calcite-trz of FG Pyrite- trz of goethite vnlts at 20º to 30º of c.a. scarce 0.1 to 0.2 cm wide calcite lenses
65.20	65.35	Fault zone only fine grain grey mud with small < 0.5 cm long subangular siltstone and minor calcite partially replaced to FG quartz fragments.
65.35	66.50	Faulted broken zone some irregular up to 3 cm wide calcite replaced to FG white quartz vnlt fragments with a pale yellow stain Ag? < Py vnlts at 40º of c.a. zones up to 50 cm wide of brecciated by fault gouge zones
66.50	71.05	Kuc irregular bedding at 40º to 70º of c.a. partially faulted with small up to 30 cm long brecciated zones, irregular up to 1 cm wide calcite fragments with trz of FG Py diss Py < 1% FG diss, fault planes at 60º to 80º of c.a.
71.05	81.69	Kuc Silts 95% scarce irregular 0.1 to 0.5 cm wide fine grain size S.S. beds bedding changing from 40º to 0º then 60º of c.a. P-C alteration 2 to 3 per meter irregular white calcite vnlts at 40º to 60º f c.a. some brecciated calcite vnlts.
81.69	88.90	Kuc Caracol Fm 0.1 to 0.5 cm wide beds at 70º of c.a. siltstone 80%, S.S. 20% , P-C alteration, some 3 to 5 per meter irregular 0.1 to 0.5 cm wide calcite in parts partially replaced to FG Quartz vnlts at 10º to 30º and less 50º to 70º of c.a. trz of dark brown Goethite in < 0.1 cm wide vnlts at 0º to 20º of c.a.
88.90	92.05	Kuc Caracol Fm siltstone 70% S.S. 30% in 0.1 to 0.6 cm wide beds at 70º of c.a., P-C alteration, calcite-Goethite irregular vnlts 0.1 to 2 cm wide in parts forming Bx zones up to 10 cm wide, trz of FG anhedral Py in some calcite vnlts walls.
92-05	103.80	Kuc Caracol Fm Siltstone 80% S.S. 0.1 to 0.5 cm wide beds from 70º to 60º of c.a. and changing down to 85º of c.a., P-C alteration wk sericite in some fractures, 1 to 2 per meter calcite trz of Fg Py vnlts at 50º to 60º of c.a. Bx zones up to 10 cm wide by faulting, goethite< hematite in voids of fractures or Bx zones as stain.
103.80	112.00	Kuc Caracol siltstone 85%, S.S. 15% bedding at 80º to 85º of c.a. 0.1 to 1 cm

2

QTA-24

		wide beds of FG S.S. as lenses, few 2 to 3 per meter hairline to 0.3 cm wide calcite vnlts at 10º to 30º of c.a. few as 0.1 to 0.2 cm wide lenses at 80º to 85º of c.a.
112.00	118.15	Kuc Caracol Fm Siltstone 85% irregular 0.1 to 0.3 cm wide fine grain S.S. beds bedding changing from 85º to 70º of c.a., various 3 to 5 per meter irregular 0.1 to 1 cm wide calcite in parts partially replaced to FG quartz vnlts at 10º to 30º of c.a. and at 70º to 90º of c.a. calcite vnlts in parts brecciated, FG anhedral Py in some calcite vnlts walls < 1%
118.15	125.00	Kuc fractured zones by faulting 5 to 15 cm wide, fault planes at 60º of c.a., scarce calcite partially replaced to FG quartz up to 1.5 cm wide vnlts at 70º to 90º of c.a., trz of sericite in scarce calcite vnlts walls, trz of pale pink stain in scarce calcite to quartz vnlts rhodochrosite? Trz of FG anhedral Py in calcite vnlts
		.
125.00	130.15	Kuc Caracol Fm thin bedding at 85º to 90º of c.a., P-C alteration, very scarce less than 1 per meter 0.1 to 0.3 cm wide calcite vnlts.
130.15	136.50	Siltstone 86% FG S.S. 15% in irregular 0.2 to 0.5 cm wide beds at 85º to 90º of c.a., P-C alteration, 3 to 4 per meter irregular 0.1 to 2 cm wide calcite trz of anhedral FG Py vnlts at 20º to 40º and 70º to 90º of c.a.
136.50	140.20	Silts 85% thin bedding at 85º of c.a., P-C alteration, scarce less than 1 per meter irregular 0.1 to 0.3 cm wide calcite trz of Py vnlts and less as lenses at 85º of c.a.
140.20	141.50	Kuc Wk silicification P-C alteration, increase of irregular 0.5 to 2 cm wide calcite replaced to FG Qtz-trz of Py vnlts at 10º to 30º of c.a. with druse textures
141.50	151.16	Kuc siltstone 90% irregular 0.1 to 0.2 cm wide fine grain S.S. beds, bedding at 85º to 90º of c.a., P-C alteration, scarce less than 1 per meter 0.1 to 0.3 cm wide calcite vnlts at 20º to 30º of c.a.
151.16	152.35	Calcite wkly replaced to FG qtz in 0.1 to 1.5 cm wide vnlts with trz of Py-goethite forming druse textures at 10º to 20º of c.a.
152.35	161.60	Kuc Caracol Fm Siltstone 75% to 80% fine grain size S.S. beds at 80º to 90º of c.a., P-C alteration, scarce less than 1 per meter 0.1 to 0.3 cm wide calcite lenses and scarce irregular vnlts at 20º of c.a.
161.60	170.48	Kuc Caracol Fm Silst 65% to 70%, fine grain S.S. beds 0.2 to 1 cm wide, scarce up to 7 cm wide S.S. beds, bedding at 85º of c.a., P-C alteration 2 to 3 per meter irregular calcite-trz of FG Py vnlts at 10º to 40º and less as lenses, trz of Goethite in thin 10 to 30 cm wide intervals
170.48	171.50	Kuc Caracol irregular bedding, siltstone 80%, 0.1 to 2 cm wide Fg S.S: beds at 85º of c.a., P-C alteration wk Sericite in walls of calcite vnlts, scarce 0.1 to 0.5 cm wide calcite-trz of Py vnlts at 0º to 30º and less 80º to 90º of c.a.
171.50	171.55	Fault at 40º of c.a.
171.55	191.82	Kuc Caracol Fm Siltstone 60% irregular 0.1 to 10 cm wide medium size S.S. beds, cross bedding features in S.S., bedding in general at 70º to 85º of c.a., P- C alteration, 2 to 3 per meter 0.1 to 1 cm wide calcite-trz of FG Py irregular and broken vnlts at 20º to 40º of c.a. less as lenses 70º to 85º of c.a., trz of Goethite in few calcite vnlts walls
191.82	193.10	Bx zone broken 0.3 to 0.7 cm wide irregular calcite fragments partially replaced to FG qtz, trz of FG Py in calcite vnlts
153.10	218.00	Kuc Caracol Fm, siltstone 50% to 60% medium size grain S.S. beds 0.5 to 18 cm wide, bedding at 80º to 85º of c.a., P-C alteration, scarce less than 2 per meter irregular 0.1 to 1 cm wide calcite trz of Py vnlts at 10º to 30º of c.a., 5 to 20 cm wide zones with broken calcite partially replaced to FG qtz vnlts forming

3

QTA-24

		thin Brecciated zones.
218.00	222.05	Caracol Fm Siltstone 60% to 70%, wavy 0.2 to 16 cm wide S.S. beds at 85º to 90º of c.a., P-C alteration, zones up to 1 meter wide with wk sericite in calcite vnlts walls, scarce 2 to 3 per meter 0.1 to 0.5 cm wide white calcite-trz of hematite? FG Py vnlts at 0º to 30º of c.a., scarce at 40º to 60º of c.a. some 0.1 to 0.2 cm wide calcite-FG Py lenses.
222.05	238.55	Kuc Caracol Fm Siltstone 70% to 75%, wavy medium size grain S.S. beds 0.2 to 20 cm wide in general 2 to 3 cm wide, P-C alteration, scarce 1 to 2 per meter 0.1 to 0.3 cm wide calcite-trz of FG Py vnlts at 0º to 20º of c.a. also at 40º of c.a., few calcite-Py 0.1 to 0.2 cm wide bands, Py in general < 1%
238.55	238.60	Fault zone 5 cm wide at 40º of c.a., fragments of calcite vnlts.
238.60	242.60	Kuc siltstone 80%, thin bedding, fine to medium size grain S.S. beds0.1 to 2 cm wide, bedding at 80º to 90º of c.a., P-C alteration, scarce 1 pr meter irrregular0.1 to 1 cm wide calcite-FG Py vnlts at 0º to 20º less to 40º of c.a.
242.60	243.88	Wavy medium to coarse grain size S.S. beds up to 13 cm wide, increase of FG anhedral Py in the calcite vnlts, Py 2% to 3%, 3 to 5 per meter 0.1 to 0.3 cm wide calcite-Py vnlts at 20º to 30º of c.a. few 0.1 to 0.2 cm wide calcite-FG banded Py lenses at 85º to 90º of c.a.
243.88	244.06	Consolidated Bxed zone, rock and calcite partially replaced to FG qtz fragments FG Py diss and thin bands, Py diss 3% to 4%
244.06	244.50	Kuc Caracol Fm Siltstone 60% S.S. beds up to 14 cm wide, bedding at 85º of c.a. P-C alteration, FG Py in thin bands 0.1 to 0.2 cm wide Py in general 2%
244.50	256.45	Kuc Caracol Fm, wavy bedding, Siltstone 60º to 70º, medium to coarse grain size S.S. beds 0.5 to 8 cm wide, bedding at 80º to 90º of c.a., P-C alteration, 1 to 3 per meter 0.1 to 0.4 cm wide calcite-trz of FG Py vnlts at 20º to 30º of c.a., few as lenses at 85º to 90º of c.a.
256.45	258.80	Fault zone, planes at 0º to 10ºof c.a. at 70º of c.a. and at 30º of c.a. wk sericite in calcite vnlts walls, FG “framboydal” Py 3% to 5% in fault planes or filling irregular small voids in fractures, irregular 0.1 to 2 cm wide calcite< Py vnlts at 0º to 30º of c.a.
258.80	261.25	Kuc Caracol Fm Siltstone 70% irregular bands and fragments of S.S., old deformed zone, abundant irregular 0.1 to 2 cm wide calcite vnlts in various directions, Bx appearance, trz of FG Py in thin < 1 mm wide and irregular vnlts, Py in general trz to 1%
261.25	270.10	Kuc Caracol Fm siltstone 70%, thin bedding wavy and cross bedding features in 0.1 to 8 cm wide S.S. beds, bedding at 85º to 90º of c.a., slump features, irregular 0.1 to 0.5 cm wide calcite vnlts with FG anhedral Py in walls, scarce irregular 1 to 2 cm wide calcite totally replaced to FG druse qtz vnlts at 60º to 80º of c.a. FG anhedral Py in thin bands 0.1 to 0.2 cm wide
270.10	288.85	Kuc Siltstone 75% to 80%, wavy fine grain S.S. beds, bedding at 85º to 90º of c.a., P-C alteration, few 1 to 2 per meter hairline to 0.3 cm wide banded calcite- trz of FG Py lenses.
288.85	289.90	Kuc Silst 80% wavy medium size grain S.S. beds 0.5 to 2 cm wide, P-C alteration, wk sericite in some calcite vnlts walls, zone with abundant and broken 0.1 to 0.7 cm wide calcite with trz of FG Py vnlts at 0º to 30º of c.a.
289.90	296.20	Kuc Silst 60%, S.S. beds 1 to 16 cm wide, bedding at 80º of c.a., P-C alteration, 3 to 4 per meter irregular 0.1 to 1 cm wide calcite-trz of FG Py vnlts at 50º of c.a.
291.20	291.60	Fault zone, slickensides at 40º and 80º of c.a. fault walls at 40º and 50º of c.a.
291.60	298.31	Kuc Caracol Fm deposited in unstable basin, slump features, sedimentary Bx zones, irregular medium size grain S.S: beds up to 50 cm wide, bedding at 55º to 60º of c.a., P-C alteration 2 to 3 per meter irregular and brecciated 0.1 to 1 cm

4

QTA-24

		wide calcite< FG Py vnlts at 35º to 40º of c.a. Py in general 1%
298.31	311.40	Kuc Caracol Fm silst 80%, 0.2 to 5 cm wide S.S. beds, bedding at 75º to 85º of c.a., P-C alteration, 3 to 5 per meter 0.1 to 0.3 cm wide calcite-Fg Py vnlts at 30º to 40º of c.a. and few lenses, Trz of FG Py diss < 1%
311.40	313.05	3 to 4 per meter brown Goethite< calcite irregular vnlts at 10º to 30º of c.a.
313.05	318.90	Kuc Caracol Fm, Silst 60%, 0.5 to 5 cm wide S.s. beds, bedding hanging from 75º to 60º of c.a., zone of old deformation by sedimentary process?, zones up to 5 cm wide of breccia formed by sub rounded rock and calcite fragments, irregular 0.1 to 1 cm wide calcite vnlts and lenses, FG Py 1% in 0.1 to 0.2 cm wide vnlts, some of them with FG Py
318.90	328.57	Kuc Caracol Fm Siltstone 75% wavy irregular 0.2 to 10 cm wide medium size grain S.S. beds, bedding at 85º to 90º of c.a., P-C alteration, scarce 1 to 2 per meter 0.1 to 0.4 cm wide calcite-trz of FG Py vnlts at 90º to 30º of c.a., few 1 per meter 0.2 to 0.4 cm wide banded calcite< FG Py lenses.
328.57	339.47	Kuc Caracol Fm thin bedding silst 80% to 85%, 0.1 to 2 cm wide wavy S.S. beds at 85º to 90º of c.a., Wk P-C alteration, trz of sericite in scarce microvnlts, 2 to 3 per meter 0.1 to 0.2 cm wide calcite vnlts at 30º to 50º of c.a., 2 to 3 per meter irregular and banded 0.1 to 0.2 cm wide calcite-trz of FG Py lenses
339.47	346.86	Kuc Caracol Fm bedding at 80º to 90º of c.a. wk P-C alteration 3 to 4 per meter 0.1 to 0.8 cm wide irregular calcite-Goethite< Hematite vnlts in parts forming irregular 1 to cm wide along 40 cm of core Bx zones at 0º to 30º of c.a.
346.86	349.91	Kuc Siltstone 70% 0.1 to 3 cm wide S.S. beds bedding at 70º of c.a. P-C alteration zone with irregular Goethite< Hematite and trz of yellow limonite< calcite vnlts forming irregular thin Bx zones at 20º to 30º of c.a.
349.91	356.01	Kuc Caracol Fm Siltstone 80% irregular in width 0.1 to 3 cm wide fine grain size S.S. beds, bedding at 80º to 90º of c.a. 3 to 4 per meter 0.1 to 2.5 cm wide calcite-trz of FG Py vnlts at 20º to 40º of c.a. and less 60º to 80º of c.a., scarce 5 to cm wide zones of deformation with irregular 0.1 to 0.3 cm wide calcite vnlts.
356.01	357.58	Kuc Silst 80% to 85% thin bedding at 40º to 60º of c.a. wkly folded beds for sedimentary process on unstable basin, P-C alteration, calcite irregular lenses and vnlts 0.2 to 1 cm wide
357.58	359.71	Kuc Caracol Fm 0.1 to 0.5 cm wide S.S. beds Silts 80% to 95%, bedding at 80º to 85º of c.a., P-C alteration scarce hairline to 0.6 cm wide calcite vnlts at 0º to 30º of c.a., very scarce less than 1 per meter 0.1 to 0.3 cm wide banded calcite with FG Py lenses. Py in general < 1%
359.71	359.90	0.5 cm wide calcite < Hematite vnlt at 30º of c.a.
359.90	370.65	Kuc Caracol Fm 0.1 to 1 cm wide wavy S.S. beds at 70º of c.a. 3 to 5 per meter irregular hairline to 0.5 cm wide broken calcite vnlts art 0º to 30º of c.a. 2 to 3 per meter 0.1 to 0.8 cm wide irregular banded calcite< FG Py lenses
370.65	371.50	Zone of brecciation by old deformation, irregular 0.1 to 1 cm wide calcite partially replaced to FG qtz vnlts at 60º to 90º of c.a. FG anhedral Py in 0.1 to 0.2 cm wide deformed calcite vnlts at 70º of c.a. Py 2% to 3%
371.50	377.47	Kuc Caracol Fm silts 60% to 70%, 0.1 to 3 cm wide fine to medium size grain S.S. beds, bedding at 70º to 90º of c.a. P-C alteration, zones 1 to 50 cm long with various irregular 0.1 to 0.5 cm wide calcite vnlts-trz of FG Py in irregular 0.1 to 0.2 cm wide bands mainly near calcite partially replaced to FG qtz.
377.47	390.67	Kuc Silst 40% to 50% 1 to 20 cm wide medium to coarse grain size S.S. beds with wavy borders, bedding at 70º of c.a., P-C alteration 2 to 3 per meter irregular 0.1 to 0.8 cm wide calcite vnlts at 10º to 30º of c.a., 2 to 4 per meter 0.1 to 0.2 cm wide banded calcite-trz of FG Py lenses

5

QTA-24

390.67	395.73	Kuc Caracol Fm 0.1 to 0.5 cm wide S.S. beds, bedding at 70º of c.a., zones up to 40 cm long of brecciated by sedimentary process zones with rounded S.S. lenses in a silst groundmass, some calcite vnlts fragments, trz of sericite, P-C alteration, 5 to 10 cm zones with wk silicification and calcite replaced to FG qtz- FG Py trz to 1% in thin lenses.
395.73	408.95	Kuc Caracol Fm Silst 60% to 70% wavy 1 to 3 cm wide S.S. beds P-C alteration 5 to 7 per meter irregular 0.1 to 0.2 cm wide banded calcite-trz of FG Py lenses, scarce irregular 0.2 to 4 cm wide calcite vnlts at 70º of c.a.
408.95	411.90	Kuc Caracol Fm silst 70%, 0.5 to 5 cm wide irregular S.S. beds, bedding at 65º to 70º of c.a., P-C alteration, irregular zones 30 to 60 cm wide with various irregular 0.1 to 0.8 cm wide folded and broken calcite vnlts in stockwork,
422.90	420.39	Kuc Silst 40% to 60%, medium to coarse grain size 1 to 16 cm wide S.S. beds, bedding at 75º to 85º of c.a. P-C alteration, 7 to 10 per meter irregular 0.1 to 0.3 cm wide calcite vnlts, some parallel at 0.5 to 1 cm apart dipping 20º to 40º of c.a., 2 to 5 per meter irregular 0.1 to 0.7 cm wide banded calcite-trz of FG Py lenses
420.39	421.67	Zone of calcite partially replaced to FG qtz vnlts in wide apart stockwork, zones up to 10 cm wide of Bx as pebble dikes, P-C alteration, wk sericite in some calcite vnlts walls, other 0.1 to 0.3 cm wide calcite-trz of sericite vnlts at 30º of c.a.
421.67	426.11	Kuc Caracol Fm, Silst 60% to 70%, medium size grain S.S. beds 2 to 12 cm wide, bedding at 70º to 85’º of c.a. P-C alteration, wk sericite in scarce calcite vnlts walls, 3 to 5 per meter irregular and deformed 0.1 to 0.3 cm wide calcite-trz of sericite vnlts at 10º to 30º of c.a., 3 to 5 per meter banded 0.1 to 1 cm wide calcite lenses.
426.11	430.80	Kuc Silst 70% cross bedding features, 0.1 to 3 cm wide fine grain S.S. beds at 50º of c.a. P-C alteration zone of various 0.1 to 1 cm wide calcite vnlts in wide apart stockwork, preferably dips of vnlts 0º to 20º of c.a. and 70º to 80º of c.a.
430.80	434.70	Kuc Caracol Fm Silst 75% to 80% thin 0.1 to 1 cm wide S.S. lenses, bedding at 70º of c.a. P-C alteration 2 to 3 per meter 0.1 to 1 cm wide white calcite vnlts, some of the wider vnlts occasionally as pebble dikes.
434.70	438.10	Kuc Silst 85% irregular 0.1 to 0.5 cm wide S.S. beds bedding at 80ºº to 85º of c.a., P-C alteration, irregular 1 to 4 cm wide pebble dikes at 20º of c.a.
438.10	443.00	Kuc coarse grain S.S. beds 0.1 to 2 cm wide few S.S. beds up to 45 cm wide, Silst 50% to 60%, bedding at 80º of c.a., P-C alteration 2 to 3 per meter irregular hairline to 0.2 cm wide calcite vnlts at 0º to 30º of c.a. few at 80º to 90º of c.a.
443.00	444.20	Kuc silst 85%, 0.1 to 0.3 cm wide S.S. beds, scarce S.S. beds up to 7 cm wide medium to coarse grain size, bedding at 85º in general, thin folded zones at 50º of c.a., P-C alteration, some irregular 0.1 to 1 cm wide calcite vnlts in stockwork
444.20	450.49	Kuc Caracol Fm Silst 85% to 90% irregular in width 0.1 to 0.5 cm wide fine grain size S.S. beds at 85º of c.a., P-C alteration 4 to 5 per meter 0.1 to 0.5 cm wide calcite vnlts at 0º to 10º of c.a., 3 to 5 per meter 0.1 to 0.8 cm wide banded calcite-trz of FG Py lenses.
450.49		End of Hole

6

QTA-25

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	Dec 8 / 2004
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES	1 of

Summary of DDH QTA-25-04; 699,200 E; 2,649,752 N, 337°/-60°, Santa Rita area
From	To	Description
0.00	3.05	Drilled with Tricone bit -No core- Casing
3.05	10.37	Kuc Caracol Fm. Light brown medium to coarse grain size 1 to 25 cm wide S.S. 40% to 50% 0.1 to 1 cm wide Siltstone 50% to 60%, bedding at 70º of c.a. wk bleaching wk P-C alteration, Goethite staining rock as dissemination, some thin 0.1 to 0.3 cm wide layers, scarce 2 to 3 per meter 0.1 to 0.7 cm wide Goethite vnlts at 40º to 50º of c.a., very scarce 0.1 to 0.2 cm wide white calcite vnlts at 0º to 30º of c.a. and some 70º to 80º of c.a. Goethite 1%, MnOx trz.
		6.80-8.30 m zones of 1 to 10 cm wide of Bx by faulting with subangular rock fragments in goethite groundmass trz of MnOx.
10.37	14.50	Wkly oxidized Kuc Caracol Fm Silst 50% to 60%, 1 to 5 cm wide S.S. beds, wk bleaching P-C alteration , goethite in thin 0.1 to 0.2 cm wide layers
14.50	14.60	Fault at 70º to 90º of c.a., gouge zones, subangular rock fragments in milled rock .trz of Goethite gouge.
14.60	23.43	Bedding at 50º to 60º of c.a. P-C alteration with oxidation to Goethite diss and in a few 0.1 to 0.3 cm wide vnlts and lenses, 3 to 5 per meter 0.1 to 0.2 cm wide calcite trz of brown Goethite, trz of brown to orange Goethite vnlts
23.43	26.00	Kuc S.S. 90% in beds 10 to 50 cm wide, bedding at 70º of c.a. wk P-C alteration 3 per meter 0.1 to 0.7 cm wide calcite< Goethite vnlts at 10º to 30º of c.a.
26.00	32.80	Orange to brown colour oxidized Silst 905, slickensides along bedding at 70º of c.a. brown Goethite in < 0.1 cm wide lenses, 1 to 5 cm wide Bx zones by sedimentary process, Goethite 2 % to 3%
32.80	40.00	Kuc Caracol Fm medium to coarse grain size S.S. beds 5 to 90 cm wide 80% to 90%, bedding at 60º of c.a. wk P-C alteration, trz of Goethite diss and in scarce less than 1 per meter Goethite< calcite 0.1 to 0.2 cm wide lenses, trz of Py in vnlts starting at 36 .00 m depth
	36.00	Top of irregular mixed oxide-sulfide zone.
40.00	52.50	Kuc Caracol Fm S.S. 95% 5% silst, wk P-C alteration, 2 per meter 0.1 to 2 cm wide calcite-trz of Goethite< FG anhedral Py vnlts at 50º to 70º of c.a., 1 to 5 cm wide banded calcite interbedded with organic material and trz of FG Py lenses at 46.80 and 48.70 m depth
52.50	71.80	S.S. 70% Silst 30%, P-C alteration wk oxidized zone, trz of FG Py
		55.00-56.40 m stockwork of 0.1 to 1 cm wide calcite-Goethite vnlts, partially oxidized Diss Py 1% to 2%.
		57.00-59.15 m irregular 0.2 to 2 cm wide calcite partially replaced to FG qtz vnlts at 0º to 20º of c.a. and in < 5 cm wide Bx zones, Goethite 2%
		61.60-61.90 m Fine grain size Py diss.

1

QTA-25

		61.90-63.00 zones of irregular 1 to 10 cm wide Bx by faulting zone, calcite- Goethite among angular rock fragments
		64.90-67.80 m Fault zone with zones of Bx 1 to 10 cm wide at 20º of c.a., trz of sericite, brown to orange Goethite 2% to 3%, oxidized FG Py diss 1% Mn Ox trz
		67.80-71.80 m Wkly oxidized Kuc Caracol Fm 50% S.S. bedding at 80º of c.a. Wk P-C alteration, 5 to 7 per meter 0.1 to 1 cm wide irregular calcite-Goethite in walls vnlts at 0º to 30º of c.a. and few as lenses at 60º to 80º of c.a.
71.80	77.20	Kuc Carcacol 85% to 90% medium to coarse grain size 5 to 40 cm wide S.S. beds 1 to 10 cm wide zones of thin bedded silt s, bedding at 60º of c.a., Wk P-C alteration 2 to 6 per meter 0.3 to 1 cm wide calcite-trz of FG Py vnlts at 10º to 40º of c.a. few as lenses at 60º of c.a., Py trz to 1% in general in calcite vnlts.
77.20	79.40	Kuc Caracol Fm coarse grain size S: S beds up to 80 cm wide beds 95% scarce thin 1 to 10 cm wide zones of thin bedded Silst bedding at 60º of c.a., wk to moderate sericite in thin < 0.1 cm wide vnlts at º to 10º of c.a. 3 to 5 per meter 0.1 to 1 cm wide calcite-trz of Py vnlts at 40º to 70º of c.a., Py in interval trz to 1%
79.40	81.25	S.S. 90% thick beds up to 50 cm wide coarse grain size, bedding at 60º of c.a., wk P-C alteration less than 1 per meter hairline to 0.3 cm wide calcite vnlts at 10º to 30º of c.a.
81.25	86.52	Kuc Silst 70% fine to medium size grain S.S. beds up to 10 cm wide, bedding at 75º of c.a., wk P-C alteration, 5 to 7 per meter 0.1 to 0.4 cm wide irregular and broken calcite< brown to orange Goethite vnlts at 0º to 40º of c.a. FG anhedral Py trz to 1%, irregular calcite vnlts at bottom of the interval
86.52	89.40	Kuc Carcacol Fm medium to coarse grain size beds, bedding at 50% of c.a. moderate sericite Wk QSPC alteration, interval includes 1.65 meters of 0.1 to 1 cm wide calcite partially replaced to FG qtz < pale brown oxide and very fine grain Py diss, and 60 to 70 cm wide brecciated with irregular subangular 2 to 3 cm wide calcite totally replaced to FG qtz fragments, FG Py diss 3% to 5% trz of chlorite staining calcite to qtz fragments, interval includes 10 cm wide of fault Bx at bottom of the interval with dark brown to black milled rock.
89.40	91,32	90% S.S. beds up to 15 cm wide, 0.1 to 5 cm zones of thin bedded Silst, Wk QSPC alteration moderate sericite, various 0.1 to 0.3 cm wide calcite partially replaced to FG qtz-Py in irregular vnlts at 0º to 30º, zones up to 5 cm wide of gouge, slickensides at 60º to 80º of c.a. calcite replaced to FG white quartz vnlt fragments with a pale yellow stain Ag? < Py vnlts at 40º of c.a. zones up to 50 cm wide of brecciated by fault gouge zones
91,32	97.90	Kuc S.S. 90% to 95% in up to 40 cm wide beds at 70º of c.a., wk QSPC alteration, 2 to 3 zones in the interval 2 to 5 cm wide Bx by faulting zones, fault planes at 40º to 50º of c.a., few 3 to 5 per meter 0.5 to 8 cm wide irregular calcite partially replaced to FG qtz-FG cubic Py vnlts at 50º to 70º of c.a., Py also as diss 2% to 3%, few hairline to 0.1 cm wide FG Py vnlts at 10º to 20º of c.a. Py in interval 3% to 4%.
97.90	101.50	Kuc Caracol Fm S.S. 70% in up to 30 cm wide beds, Silst 30% , bedding at 65º to 70º of c.a. wk P-C alteration scarce less than 1 per meter 0.1 to 0.2 cm wide cubic Py in thin vnlts at 20º to 30º of c.a.
101.50	103.55	Kuc Caracol Fm S.S. 70% beds up to 30 cm wide, bedding at 75º to 85º of c.a., P-C alteration, irregular 0.2 to 2.5 cm wide calcite wkly replaced to FG qtz, small size grain subhedral to cubic Py vnlts at 0º to 30º of c.a. locally small Bx zones few 2 to 3 in the interval 1 to 2 cm wide gouge zone along bedding at 30º to 40º of c.a. Py in interval 3% to 5% 0.1 to 0.5 cm wide beds at 70º of c.a. siltstone 80%, S.S. 20% , P-C alteration,

2

QTA-25

		some 3 to 5 per meter irregular 0.1 to 0.5 cm wide calcite in parts partially replaced to FG Quartz vnlts at 10º to 30º and less 50º to 70º of c.a. trz of dark brown Goethite in < 0.1 cm wide vnlts at 0º to 20º of c.a.
103.55	109.00	Kuc Caracol Fm S.S. 60% to 70% in beds 2 to 70 cm wide, scarce 0.1 to 1 cm wide of silst, bedding at 70º of c.a., FG Py diss 2% to .5 in 1 to 3 mm wide irregular lenses, mainly in the S.S. beds, scarce less than 1 per meter 0.1 to 0.2 cm wide calcite-trz of Py vnlts at 20º to 30º of c.a. 1 per meter 0.1 to 0.5 cm wide irregular calcite-FG Py lenses.
109.00	112.82	Stockwork of irregular 0.1 to 2 cm wide calcite partially replaced to FG qtz- sericite cubic Py and trz of pale brown oxides vnlts.
112.12	120.00	Kuc Carcacol Fm S.S. beds 70% to 80% slump features, fine to medium size grain S.S., P-C alteration 6 to 8 per meter irregular 0.1 to 3 cm wide calcite-trz of FG anhedral Py vnlts at 30º to 50º of c.a. few 0.1 to 1.2 cm wide calcite-Py lenses.
120.00	132.59	Kuc Caracol Fm fine to medium size grain 1 to 40 cm wide S.S. beds 60% siltstone in beds 0.2 to 1.5 cm wide 40%, bedding at 65º to 70º of c.a., P-C alteration 1 to 2 per meter irregular 0.1 to 1.5 cm wide white calcite vnlts at 0º to 20º of c.a. and few at 60º to 80º of c.a., 1 to 2 per meter irregular 0.1 top 0.3 cm wide calcite-trz of FG anhedral Py lenses. Siltstone 85% irregular 0.1 to 0.3 cm wide fine grain S.S. beds bedding changing from 85º to 70º of c.a., various 3 to 5 per meter irregular 0.1 to 1 cm wide calcite in parts partially replaced to FG quartz vnlts at 10º to 30º of c.a. and at 70º to 90º of c.a. calcite vnlts in parts brecciated, FG anhedral Py in some calcite vnlts walls < 1%
132.59	148.68	Kuc Caracol Fm, Silts 70% to 75% thin bedding at 65º of c.a. irregular 0.1 to 2 cm wide S.S. beds fine to medium size grain, wk P-C alteration less than 1 per meter 0.1 to 0.2 cm wide calcite vnlts at 20º to 30º of c.a. very scarce 0.1 to 0.5 cm wide banded calcite-trz of FG Py lenses at 75º to 90º of c.a. trz of anhedral FG Py in small clouds
148.68	148.95	Zone of medium size grain S.S. bed with stockwork of irregular 0.3 to 0.8 cm wide calcite vnlts
148.95	153.30	Kuc Silts 70% thin bedded , 1 to 6 cm wide medium size grain S.S. beds scarce beds up to 30 cm wide, bedding at 65º of c.a. wk P-C alteration, less than 1 per meter irregular hairline to 0.2 cm wide calcite vnlts at 10º to 25º of c.a.
153.30	167.80	Kuc Caracol Fm 80% to 85%, S.S. medium size grain beds up to 1.5 m wide, bedding at 50º to 60º of c.a. wk P-C alteration, 1 to 2 per meter irregular hairline to 0.6 cm wide white calcite vnlts at 0º to 20º and few at 50º to 70º of c.a., 1 per meter 0.1 to 0.5 cm wide banded calcite < FG anhedral Py lenses Py < 1%
167.80	169.36	Kuc Caracol Fm S.S. 95% to 98% in up to 1 m wide coarse grain size beds, thin intervals of black silts in 0.1 to 1 cm wide beds. Bedding at 60º of c.a., P-C alteration to wk QSPC moderate sericite in some vnlts, anhedral Py diss 2%, 3 to 5 per meter 0.1 to 0.3 cm wide calcite in parts partially replaced to FG qtz- sericite- cubic Py vnlts at 20º to 30º of c.a. and less in bands or lenses at 60º to 85º of c.a.
169.36	173.25	Kuc Caracol Fm S.S. medium to coarse grain size beds, irregular dark grey siltstone 2 to 5 cm long lenses in S.S. groundmass P-C alteration, irregular 0.1 to 2 cm wide calcite-subhedral medium size grain Py vnlts at 20º to 40º of c.a. ,fine to medium size grain anhedral to subhedral Py diss 1% to 2%
173.25	178.64	Kuc Caracol Fm coarse grain size S.S. beds 80 to 100 cm wide at 85º of c.a., less than 1 per meter 0.2 to 1.5 cm wide calcite vnlts at 10º to 20º of c.a., trz to 1% FG subhedral Py diss
178.64	178.84	Fine grain Silts wavy beds 95%, P-C alteration, 6 to 8 in the interval irregular

3

QTA-25

		calcite-FG Py lenses, Fault zone slickenside at 70º to 80º along bedding, fine grain size anhedral Py in lenses 2% to 3%
178.84	185.82	Kuc Caracol, coarse grain size irregular S.S. beds up to 60 cm wide, some irregular 2 to 14 cm wide silts beds with wavy borders, zones of silts lenses inside S.S. beds, bedding at 60º to 70º of c.a., P-C alteration, 5 to 7 per meter irregular 0.1 to 3 cm wide calcite-anhedral Py vnlts at 0º to 40º of c.a., also calcite< Py as lenses at 80º to 85º of c.a., banded with thin organic material beds, zones up to 40 cm wide of calcite< Py vnlts forming wide apart stockwork , FG anhedral Py clouds, Py in interval 1% to 2%
185.82	187.08	Silts 50% thin bedded, irregular 0.1 to 0.5 cm wide fine grain size S.S. beds at 65º of c.a., various parallel to sub-parallel wkly folded hairline to 0.2 cm wide calcite –organic material lenses, 2 to 3 per meter 0.2 to 0.3 cm wide banded calcite< subhedral Py lenses
187.08	187.18	Fault zone 10 cm wide of black gouge, fault planes at 65º to 70º of c.a.
187.18	194.60	Silts 80% , 0.2 to 4 cm wide medium size grain S.S. beds at 65º of c.a., P-C alteration, various 1 to 8 per meter hairline to 1 cm wide calcite-subhedral Py vnlts at 0º to 30º of c.a. and in 0.1 to 0.2 cm wide lenses, Py 3% in 0.1 to 0.2 cm wide lenses, Py in interval 3% to 4%
194.60	203.22	Kuc Silts 60% fine to medium size grain S.S. 0.2 to 8 cm wide beds at 55º to 60º of c.a., irregular brecciated by sedimentary process zones 5 to 55 cm wide formed by sub angular rock fragments bordered by calcite vnlts in parts forming zones of stockwork, calcite trz of subhedral Py lenses, calcite changing to partially replaced to FG qtz to depth
203.22	203.48	Banded Calcite totally replaced to FG ivory colour qtz-medium size grain subhedral Py and less organic material vnlt at 50º of c.a.
203.48	204.72	Coarse grain size S.S. in thick beds up to 30 cm wide 90%, bedding at 65º to 70º of c.a., P-C alteration.
204.72	205.27	Coarse grain size S.S. thick beds QSPC alteration, irregular 0.5 to 2 cm wide calcite replaced to FG qtz- medium size grain subhedral to cubic Py-black Sph- trz of sulfosalts ( jamesonite’) vnlt at 0º to 10º of c.a.
205.27	207.25	Coarse grain size S.S. beds up to 30 cm wide, bedding at 65º to 75º of c.a. wk QSPC alteration, 3 to 5 per meter irregular hairline to 1 cm wide calcite replaced to FG qtz-subhedral to cubic Py < sericite vnlts at 10º to 30º of c.a., FG subhedral Py diss 3% to 4%, wk sericite diss in S.S.
207.25	213.00	Kuc medium to coarse grain size S.S. beds 3 to 30 cm wide, bedding at 50º to 55º of c.a., wk QSPC alteration, sericite in calcite vnlts walls and less as diss in S.S., 3 to 5 per meter irregular 0.1 to 1.5 cm wide calcite partially replaced to FG Qtz –sericite-fine to medium size grain subhedral to botryoidal Py vnlts at 20º to 40º of c.a. and in 0.1 to 1.5 cm wide banded lenses, Py in interval 1%
213.00	215.42	Kuc Silts 60%, 0.5 to 4 cm wide fine to medium size grain S.S. beds, bedding at 60º of c.a., wk QSPC wk to moderate sericite in scarce less than 1 per meter calcite-medium size subhedral Py-trz of black Sph vnlts at 30º to 40º of c.a.
215.42	224.30	Kuc Caracol Fm medium to coarse grain size S.S. beds in 1 to 17 cm wide beds at 60º to 65º of c.a., cross bedding features, P-C alteration, 5 to 7 per meter hairline to 0.3 cm wide calcite-anhedral to subhedral Py, trz of black Sph vnlts at 10º to 30º of c.a. few 0.1 to 0.5 cm wide calcite-Py lenses
224.30	225.37	Kuc Silts 60% thin 0.2 to 2 cm wide S.S. beds at 55º of c.a. P-C alteration, wk sericite in scarce and irregular calcite vnlts walls, FG anhedral Py in thin irregular bands Py 3% to 4%
225.37	227.08	Silts 70% 0.5 to 3.5 cm wide medium size grain S.S. beds 30%, bedding at 60º of c.a., P-C alteration, Fault zone, planes at 50º to 55º of c.a. gouge zones 20 to

4

QTA-25

		30 cm wide, Py 5% to 7% in faulted zones, wk to moderate sericite, Calcite- subhedral to anhedral Py 3% to 5% vnlts.
227.08	237.00	Kuc silts 60%, irregular 0.1 to 5 cm wide fine grain S.S. beds and in irregular 1 by 3 cm lenses, bedding at 55º of c.a., P-C alteration, few less than 1 per meter 0.1 to 0.2 cm wide calcite vnlts at 35º of c.a., FG anhedral Py clouds and lenses in S.S. beds, Py in the interval 2%, scarce 0.2 to 1.5 cm wide banded calcite-FG anhedral Py bands
237.00	239.27	Silts 60%, S.S. 40% Zones of sedimentary Bx up to 15 cm wide formed by subangular to subrounded rock and less calcite-FG Py fragments, irregular and broken calcite-FG anhedral Py vnlts in stockwork, Py 3% in the interval
239.27	239.62	Consolidated Brecciated zone, milled calcite< sericite and rock, irregular FG Py bands at 60º of c.a. Py 3%
239.62	239.90	Brecciated vein zone at 65º of c.a. fragments of calcite partially replaced to FG qtz-sericite-anhedral to subhedral medium size grain Py< dark brown to black Sph-trz of sulfosalts in 1 to 2 cm wide bands,
239.90	241.10	S.S. Wk QSPC wk silicification in zones 10 to 20 cm wide Two fault zones at 240 90 m of 10 cm wide with FG Py 3%, stockwork zone 0.1 to 1 cm wide calcite vnlts.
241.10	245.00	Kuc Silts 90% 1 to 20 cm wide S.S. 10% beds, bedding changing from 60º to 30º of c.a., P-C alteration, FG anhedral Py in clouds 3% also in 0.1 to 0.2 cm wide calcite vnlts at 0º to 30º of c.a.
245.00	255.80	Kuc S.S. 85% medium size grain 1 to 70 cm wide beds at 40º to 60º of c.a., Wk P-C alteration, 6 per meter 0.1 to 1 cm wide calcite< trz to 1% of FG Py vnlts at 30º to 60º of c.a.
255.80	265.80	Kuc 90% S.S. in 5 to 60 cm wide beds at 40º to 60º of c.a., wk sericite wk QSPC 1 to 2 per meter hairline wide Sericite-Stibnite vnlts at 5º to 30º of c.a.
		264.80-264.90 m 8 cm wide calcite-replaced to FG qtz-FG anhedral Py 3%-dark brown to black Sph vnlt at 50º of c.a.
265.80	268.80	Kuc S.S. 95% medium to coarse grain size beds 2 to 150 cm wide at 30º to 60º of c.a. Wk QSPC, moderate sericite in calcite vnlts walls, 2 per meter 0.1 to 1 cm wide calcite< sericite-Py vnlts at 60º to 70º of c.a.
268.80	274.00	Kuc S.S. 95% coarse grain size beds up to 1.5 m wide at 60º of c.a., wk QSPC, sericite in calcite vnlts walls, 2 per meter 0.1 to 0.4 cm wide calcite-sericite- stibnite rosettes-trz of FG anhedral Py vnlts at 0º to 10º and 30º to 60º of c.a.
274.00	282.65	Kuc Caracol Fm coarse grain size up to 1.5 cm wide S.S. beds 90%, thin irregular dark grey Silts beds, bedding at 55º to 70º of c.a., wk QSPC alteration, moderate sericite in calcite vnlts walls, 3 to 4 per meter 0.1 to 2 cm wide calcite- wk sericite-Py 1% vnlts at 40º to 50º of c.a.
		274.20-275.10 m Stock work of 0.1 to 1.2 cm wide calcite replaced to FG qtz – sericite-Py vnlts
282.65	284.10	Bxed vein zone. 0.2 to 5 cm wide irregular calcite replaced to FG qtz-medium size grain anhedral to subhedral Py 5%-trz of black metallic mineral vnlts at 0º to 10º of c.a., between two faults at 282.65 at 25º of c.a. and at 284.00 m at 30º of c.a.
284.10	284.72	Kuc irregular bedded Silts and coarse grain size S:S. fragments 5 to 20 cm wide, calcite –anhedral Py 5%
284.72	285.00	Bxed vein zone at 70º of c.a., formed by irregular calcite replaced to FG qtz< medium size grain Py –dark brown to black Sph< sulfosalts bands
285.00	285.32	Kuc Caracol coarse grain size S.S. beds at 65º of c.a. scarce 1 cm wide calcite lenses
285.43	286.05	Kuc S.S. 80% , irregular up to 8 cm wide of dark grey silts lenses 20% 3 to 5 per

5

QTA-25

		meter 0.2 to 0.4 cm wide calcite-trz of FG Py vnlts at 0º to 10º and 50º to 65º of c.a.
286.05	286.07	1.5 cm wide medium size grain anhedral to subhedral Py-dark brown to black Sph < sulfosalts vnlt at 70º of c.a.
286.07	287.97	Kuc medium to coarse grain size S.S. beds 80%, black dark grey silts bands and lenses 20%, bedding at 60º to 65º of c.-a., P-C alteration, 4 to 5 per meter irregular 0.1 to 1.2 cm wide calcite wkly replaced to FG qtz-trz of Py vnlts at 60º to 70º and less 10º to 20º of c.a.-
287,97	288.16	Wkly silicified silts irregular 1 to 1.5 cm wide calcite partially replaced to FG qtz- medium size anhedral Py < dark brown to black Sph vnlt at 60º of c.a.
288.16	289.70	Kuc medium to coarse grain size S.S, beds 60%, Silts 40% irregular bedding at 60º to 65º of c.a. 289.15-289.70 m Fault zone black organic material- dark grey silts fragments, broken core
289.70	294.80	Kuc Silts 60% thin beds, irregular in width 0.1 to 8 cm wide medium size grain S.S. beds, slump features, bedding at 55º to 60º of c.a., subrounded 0.5 to 2 cm wide S.S. lenses, P-C alteration, very scarce less than 1 per meter irregular 0.2 to 0.5 cm wide calcite-FG Py lenses and scarce hairline to 0.2 cm wide calcite vnlts at 30º of c.a., few irregular FG Py clouds Py < 1% in the interval
294.80	298.00	Kuc Silts 60%, bedding changing from 55º to 40º of c.a. wk P-C alteration wk sericite, scarce calcite vnlts walls 2 to 3 per meter calcite FG Py in bands lenses
298.00	298.70	Broken core irregular bedding from 40º to 10º of c.a. scarce 0.2 to 1 cm wide calcite vnlts at 0º to 20º of c.a.
298.70	326.70	Kuc Caracol Fm Silts 70% to 80% irregular and wavy 0.2 to 3 cm wide S.S. beds, few up to 10 cm wide, slump features, P-C alteration bedding changing from 10º to 60º then 0º and down to 60º again, fold at 309 m, 3 to 5 per meter irregular 0.1 to 1 cm wide calcite-FG Py vnlts at 10º to 30º of c.a. and less as banded calcite-Py up to 2.5 cm wide lenses, Py up to 55 as clouds and irregular 0.2 to 0.4 cm wide calcite vnlts near close the folded zone.
326.70	328.00	Kuc Caracol, Silts 50% coarse grain size S.S. beds up to 60 cm wide , bedding at 60º to 70º of c.a. wk to moderate sericite in calcite vnlts walls, P-C, scarce less than 1 per meter irregular 0.2 to 23 cm wide calcite wkly replaced to FG qtz vnlts, some vnlts zones with small voids
328.00	334.10	Kuc S.S. 70% medium size grain in beds up to 40 cm wide, wk sericite, bedding at 65º to 70º of c.a. P-C alteration wk bleaching , scarce less than 1 per meter hairline to 0.7 cm wide calcite < sericite-trz of Py vnlts at 0º to 20º and less in 0.1 to 0.2 cm wide lenses.
334.10	336.90	Kuc Silts 50% S.S. 50% in 2 to 10 cm wide beds at 60º of c.a. wk to moderate sericite P-C alteration 3 to 5 per meter irregular 0.5 to 1.2 cm wide calcite partially replaced to FG qtz-FG anhedral Py vnlts at 0º to 10º of c.a. FG Py clouds and irregular 0.1 to 0.2 cm wide vnlts at 20º of c.a. amount of replacement of calcite to FG qtz increasing to depth
336.90	337.40	Bx formed by subangular rock fragments 70% in 0.5 to 3 cm wide calcite to qtz< trz of subhedral Py
		336.90-336.45 m 4 cm wide calcite replaced to FG qtz< organic material medium size grain subhedral Py in a 0.8 cm wide Py-black Sph band in fault plane at 60º of c.a.
337.40	339.80	Stockwork of irregular 0.2 to 3 cm wide calcite partially replaced to FG qtz- anhedral Py vnlts blade calcite
339.80	344.97	Kuc Caracol Fm coarse grain size S.S. in beds up to 1.5 m wide at 40º of c.a. wk QSPC moderate sericite, calcite replaced to FG qtz, scarce irregular vnlts at 20º

6

QTA-25

		to 30º and 65º to 85º of c.a.
344.97	345.03	6 to 8 cm wide Fault vein at 50º of c.a. of calcite replaced to FG qtz< subhedral Py
345.03	347.40	Medium to coarse grain size S.S. beds up to 1.5 m wide irregular bedding at 60º of c.a. wk QSPC moderate sericite in calcite vnlts walls, 2 to 3 per meter hairline to 0.1 cm wide calcite to FG qtz-trz of FG anhedral Py vnlts at 20º to 30º and 70º to 85º of c.a.
347.40	351.15	Kuc medium to coarse grain size S.S. beds 80% beds up to 1.3 m wide, wavy bedding at 40º of c.a. wk QSPC alteration, sericite moderate in calcite vnlts walls, 5 to 7 per meter 0.2 to 3 cm wide calcite replaced to FG qtz, trz of FG anhedral Py-sericite vnlts at 0º to 30º and less at 6º to 80º of c.a.
351.15	352.90	Kuc Caracol S.S. 80% thin dark grey Silts beds 20% at 40º to 50º of c.a. wk QSPC alteration wk to moderate sericite in scarce calcite to FG qtz vnlts, FG anhedral Py in clouds diss and in thin 0.1 to 0.2 cm wide lenses, Py 5% in the interval, sca5rce 0.1 to 0.3 cm wide calcite to FG qtz vnlts at 20º to 30º and lenses
352.90	352.96	6 cm wide vein at 40º to 50º of c.a. formed by coarse subhedral Py-black Sph < calcite to FG qtz < sericite, sulfosalts (Sta. Rita vein?)
352.96	357.00	6 cm wide open space lost of water circulation, Kuc medium to coarse grain size S.S. beds at 50º to 60º of c.a. S.S. 75% to 80’%, wk QSPC wk sericite in calcite vnlts walls, scarce 2 to 3 per meter 0.1 to 0.3 cm wide calcite-organic material thin bands and scarce FG Py vnlts at 30º and 60º of c.a.
357.00	357.74	Kuc Coarse grain size S.S. beds up to 0.6 m wide at 40º of c.a. wk QSPC 6 to 7 per meter 0.2 to 2 cm wide calcite replaced to FG qtz, medium size subhedral Py trz of black Sph and less stibnite vnlts at 40º to 50º of c.a.
357.74	360.80	Medium to coarse grain size S.S. up to 1.2 m wide at 35º to 45º of c.a. wk QSPC, 1 to 2 per meter 0.1 to 0.3 cm wide calcite to FG qtz < FG Py vnlts at 20º to 30º less to 60º to 70º of c.a.
360.80	364.24	Medium and less coarse grain size S.S. 40% zones of 2 to 10 cm wide of dark grey Silts beds at 30º of c.a., wk QSPC alteration, wide apart zone of stockwork of 0.2 to 1.2 cm wide calcite replaced to FG qtz subhedral to euhedral Py-black Sph and sulfosalts ( jamesonite) vnlts mainly at 10º to 30º of c.a.
		364.24 m Reduction to NQ core diameter
364.24	367.28	Medium to coarse grain size S.S. beds up to 50 cm wide at 60º of c.a. wide apart stockwork zone of 0.1 to 0.5 cm wide calcite to FG qtz-sericite-medium subhedral to cubic Py-black Sph and sulfosalts (jamesonite) and less Stibnite needles vnlts at 10º to 30º and less 60º to 70º of c.a.
367.28	373.20	Silts 50% medium size grain S.S. beds at 50º of c.a. P-C alteration scarce sericite, 5 to 7 per meter 0.1 to 0.3 cm wide calcite partially replaced to FG qtz- medium size grain subhedral and less fine grain anhedral Py in calcite vnlts, also as fine diss in few S:S. thin beds, Py 3% to 4%, trz of black Sph or sulfosalts, trz of jamesonite and less stibnite vnlts at 30º of c.a.
371.13	372.23	Fault zone at 40º of c.a. milled rock-subhedral to cubic Py in a black colour gouge.
373,20	396.48	Silts 60% to 70% beds 0.1 to 5 cm wide fine to medium size grain S.S. beds 30% to 40%, bedding at 40º of c.a.,10 to 30 cm wide of consolidated sedimentary Bx P-C alteration thin zones of wk silicification, trz of sericite in scarce calcite vnlts walls, 3 to 5 per meter 0.1 to 0.4 cm wide calcite partially replaced to FG qtz vnlts at 10º to 30º less 40º to 50º of c.a. also as irregular bands, Py 3% to 5% in the interval
396.48	396.62	Fault vein gouge zone planes at 50º of c.a., medium to coarse grain size

7

QTA-25

		subhedral to cubic Py-black Sph and ss, less jamesonite needles
396.62	380.60	Silts 60% beds at 30º of c.a. FG anhedral Py vnlts 4% to 5%, scarce 0.1 to 0.7 cm wide banded calcite-organic material bands < FG Py-trz of black Sph vnlts and lenses at 20º to 40º of c.a.
380.60	410.60	Silts 60% to 70% thin bedding at 50º to 60º of c.a. wk P-C alteration, scarce 1 to 2 per meter irregular 0.2 to 1.2 cm wide calcite < FG Py vnlts at 0º to 20º of c.a. and scarce less than 1 per meter 0.5 to 1.2 cm wide calcite-FG Py lenses, scarce FG Py clouds mainly in bottom of irregular S.S. beds or as diss.
410.60	422.45	Dark grey wkly carbonaceous Silts 80% in thin beds 0.1 to 1.5 cm wide, interbedded with 0.1 to 0.5 cm wide unusually up to 5 cm wide S.S: beds 20%, bedding at 20º to 40º, sedimentation on unstable basin some small scale folds, abundant 10% to 15% folded and broken 0.1 to 1.2 cm wide calcite with scarce and sporadic FG Py lenses vnlts and lenses in zones of stockwork, Py 2%
		414.65-415.00 m Fault zone planes at 55º of c.a. milled rock < calcite and Py gouge
422.45	428.00	Silts 90% scarce 0.1 to 0.5 cm wide fine grain S.S. beds at 0º to 10º of c.a. fold axis?, Wk P-C alteration wkly carbonaceous rocks, scarce 0.1 to 0.7 cm wide calcite vnlts and less lenses Py 1% to 2%
428.00	439.35	Dark grey Silts 95%, scarce fine grain size 0.1 to 0.5 cm wide S.S. beds unusual up to 3 cm wide S.S: beds at 40º of c.a., Wk P-C alteration, few 3 to 4 per meter irregular 0.1 to 0.8 cm wide calcite in zones partially replaced to FG qtz< FG anhedral Py vnlts and irregular lenses, Py 1% to 2%
439.35	439.70	Fault vein at 45º of c.a. formed by fragments of calcite replaced to FG qtz-black Sph, organic material, trz of FG Py and sulfosalts in gouge zones
439.70	447.00	Silts 95% irregular 0.1 to 1.5 cm wide fine grain S.S. beds at 45º of c.a. P-C alteration, zones 10 to 20 cm wide of wkly silicified rock, scarce 1 to 2 per meter 0.1 to 1.2 cm wide calcite –FG Py vnlts at 30º of c.a., 0.1 to 0.2 cm wide FG Py vnlts Py 3% to 4% in the interval
447.00	447.95	S.S. beds 20% irregular 2 to 5 cm wide Bx zones along bedding formed by subangular calcite partially replaced to FG qtz in milled rock-calcite FG anhedral Py groundmass Py 5%
447.95	461.15	Kuc coarse grain size S.S. 70% , thin bedded Silts 30%, bedding at 40º of c.a. P-C alteration, 3 to 5 per meter hairline to 0.8 cm wide calcite trz of FG anhedral Py vnlts, Py trz in the interval
461.15	461.97	Fault zone 10 to 13 cm wide with planes at 70º of c centered at 461.40-461.53, wk silicification in both walls of fault, calcite partially replaced to FG qtz 3 in the interval 3 cm wide calcite to FG qtz FG Py lenses
461.97	470.62	Kuc grey to dark grey Silts 80%, fine to medium grain size S.S. beds, bedding at 40º of c.a., P-C alteration, 3 to 5 per meter irregular 0.2 to 3 cm wide calcite-FG anhedral Py vnlts at 10º to 40º of c.a., 4 to 6 per meter irregular banded calcite- organic material in dark grey silts-FG Py lenses, also FG Py clouds and < 0.2 cm wide lenses
470.62	472.97	S.S. medium to coarse grain size up to 1.05 m wide 90%, thin 2 to 4 cm wide dark grey Silts beds at 40º of c.a., P-C alteration 1 to 2 per meter calcite-FG anhedral Py vnlts at 30º to 50º of c.a.
472.97	473.02	0.8 to 1.2 cm wide calcite wkly replaced to FG qtz-FG anhedral Py and less stibnite needles vnlt at 40º of c.a.
473.02	474.87	Silts70% wavy 0.1 to 15 cm wide medium size grain S.S. beds at 40º of c.a., 5 to 8 per meter wk silicified zones, 1 to 2 per meter irregular hairline to 0.2 cm wide calcite < FG Py vnlts at 0º to 20º and 3 to 4 per meter 0.1 to 0.3 cm wide calcite< FG Py in thin bands lenses

8

QTA-25

474.87	476.18	Zone of irregular 0.2 to 3 cm wide calcite partially replaced to FG qtz vnlts in wide apart stockwork with thin 1 to 2.5 cm wide Bx zones, two types of Py, fine grain anhedral and medium size cubic to Pyritohedric crystals.
476.18	479.91	Dark grey to black Silts 85% to 90% fine to medium size grain wavy 0.2 to 3 cm wide S.S. beds at 40º of c.a., P-C alteration, FG anhedral Py clouds 2% to 3% also Py diss in thin 0.1 to 0.5 cm wide lenses and in 0.1 to 0.2 cm wide calcite vnlts, 4 to 6 per meter 0.1 to 0.8 cm wide calcite-Trz of FG Py vnlts at 30º to 50º of c.a. Py 5% in the interval
479.91	487.95	Kuc dark grey Silts 90% to 95%, 0.2 to 2 cm wide fine grain to medium size grain S.S. 10%, bedding at 40º of c.a., Wk P-C alteration, 1 to 2 per meter irregular 0.2 to 1.2 cm wide calcite< organic material-FG Py vnlts at 30º to 40º and lenses, FG anhedral Py clouds, Py 3% to 4% in the interval
487.95	491.28	Wkly silicified zone Silts 95%, P-C alteration, irregular 0.2 to 7 cm wide calcite partially replaced to FG qtz-organic material and trz of FG Py vnlts art 20º to 30º of c.a., FG anhedral Py vnlts and bands 0.1 to 0.2 cm wide.
		490.25-491.28 m Fault zone only gouge milled rock and calcite to FG qtz< FG Py vnlts < 1 cm wide at 70º of c.a.
491.28	491.46	1 to 1.5 cm wide medium size subhedral Py< black Sph-sulfosalts -stibnite vnlt at 20º of c.a.
491.46	496.32	Kuc irregular wavy bedding Silts 40%, medium size grain S.S. beds 10 to 50 cm wide, 5 to 7 per meter irregular calcite< anhedral to subhedral Py 0.1 to 0.5 cm wide vnlts, 3 to 5 per meter 0.1 to 0.6 cm wide banded calcite with organic material< FG anhedral Py lenses-FG Py in scarce clouds in irregular dark grey colour Silts zones, also FG subhedral Py diss in some medium size grain S.S. beds, Py 4% to 6% in the interval
496.32	496.80	Kuc Silts 30% medium size grain S.S. beds at 40º of c.a., wk silicification , P-C alteration, 6 to 8 per meter irregular 0.1 to 0.5 cm wide banded calcite replaced to FG qtz with blade calcite texture-organic material and less black Sph lenses and few vnlts at 10º of c.a.
496.80	503.80	Dark grey Silts 80% scarce irregular S.S. beds 20% bedding changing from 40º to 10º of c.a., P-C alteration silicification increasing to depth, abundant 15 to 20 per meter < 0.1 cm wide FG anhedral Py up to 0.7 cm wide with broken calcite replaced to FG qtz vnlts at 20º to 30º of c.a., few as lenses, Py 5% to 7% in the interval
503.80	504.00	Fault zone broken core, wk sericite planes at 10º to 15º of c.a.
504.00	504.44	Folded Kuc F, Silts 30% medium to coarse grain size S.S. 70%, folded beds at 30º to 50º of c.a. wk QSPC alteration, medium size grain subhedral Py in lenses and diss in S.S. beds, black metallic mineral trz Sulfosalts?
504.44	507.72	Broken vein zone vein in 3 intervals 10.15 and 20 cm long fragments separated by zones of wkly silicified and with wk to moderate sericite rock, mineralization formed by medium to coarse grain size subhedral Py, black to dark brown Sph and less calcite replaced to FG qtz bands-fine needles of sulfosalts or stibnite in lenses along bedding 10º to 15º of c.a.
507.77	508.10	Kuc medium to coarse grain S.S. 40% to 50% in beds 0.1 to 30 cm wide, dark grey thin bedded Silts, wkly folded bedding at 10a to 30º of c.a. P-C alteration wk sericite, 1 to 2 per meter 0.3 to 0.5 cm wide medium size grain subhedral Py- black Sph less sulfosalts needles of jamesonite or stibnite vnlts at 10º to 25º of c.a., also FG subhedral Py and less black Sph and sulfosalts as < 0.2 cm wide lenses in folded beds.
508.10	515.00	Kuc medium size grain S.S. beds up to 1 m wide, S.S 80% thin dark grey Silts in micro folded beds at 10º to 30º of c.a., 2 to 3 per meter hairline calcite vnlts at

9

QTA-25

		20º to 30º of c.a., 3 to 5 per meter in the interval 0.3 to 1 cm wide calcite vnlts at 10º to 30º of c.a., Trz to 1% of FG anhedral Py in the interval
515.00	523,54	Kuc Silts 90%, few fine grain S.S. beds 1 to 10 cm wide, micro folds, sedimentation on unstable basin, slump features, bedding at 5º to 20º of c.a., P- C alteration, abundant FG anhedral to subhedral Py vnlts some with calcite or in irregular clouds, Py 5% to 6% in the interval, irregular 0.1 to 0.3 cm wide calcite- FG Py vnlts at 20º to 40º of c.a., scarce 2.5 cm wide calcite-organic material vnlts at 50º of c.a.
523.54	523.70	Massive Py-black Sph less sulfosalts or stibnite needles in 2 to 3 cm wide vnlts at 5º to 10º of c.a. sulphides 20% to 25%
523.70	526.65	Kuc dark grey silts 85% 0.1 to 1 cm wide S.S. beds 15%, bedding at 5º to 20º of c.a., P-C alteration, medium size grain FG anhedral to subhedral Py in micro vnlts and in 0.2 to 0.4 cm wide calcite to FG qtz vnlts at 0º to 20º of c.a., Py 5% to 7% in the interval
526.65	526.75	3 cm wide fine to medium size grain anhedral to subhedral Py less black Sph and sulfosalts< calcite to FG qtz vnlt at 40º of c.a.
526.75	530.84	Kuc Silts 60% fine to medium size grain S.S. beds up to 50 cm wide at 30º to 40º of c.a., P-C alteration, various 0.1 to 1.2 cm wide calcite replaced to FG qtz< subhedral Py vnlts at 0º to 30º and few at 60º of c.a. Py 4% to 6% in the interval
530.84	531.32	Fine to medium size grain S.S. wavy beds 70%, irregular Silts lenses, bedding at 35º of c.a. set of three sub parallel 0.1 to 0.4 cm wide subhedral Py < black Sph vnlts at 15º to 25º of c.a.
531.32	537.15	Kuc medium size grain S.S. in irregular beds 70%, thin micro folded Silts zones, bedding at 10º to 30º of c.a. P-C alteration 3 to 5 per meter irregular 0.1 to 0.7 cm wide calcite partially replaced to FG qtz trz of FG Py vnlts at 10º to 30º of c.a. Py trz to 1% in the interval
537.15	539.00	Silts 60% in irregular folded and broken beds, fine grain S.S. 40%, bedding at 15º to 30º of c.a., P-C alteration, various irregular and folded calcite to FG qtz- anhedral to subhedral Py vnlts in stockwork. Py 3% to 5%
539.00	543.30	Medium to coarse grain size S.S. 50% in beds up to 90 cm wide, bedding at 15º to 25º of c.a., subhedral Py in microvnlts at 30º and 85º of c.a., few 0.1 to 0.3 cm wide calcite FG anhedral Py lenses at 25º of c.a. Py 1% in the interval
543.30	546.40	Medium to coarse grain size S.S. 70%, irregular bedding at 10º to 30º of c.a. P- C alteration 5 to 7 per meter irregular 0.1 to 0.3 cm wide calcite-subhedral Py vnlts at 30º to 40º of c.a., 3 in the interval 0.8 to 2.5 cm wide calcite to FG qtz medium to coarse grain subhedral to euhedral Py< organic material vnlts at 0º to 10º of c.a. and at 80º to 90º of c.a. Py 3% to 4% in the interval
546.40	559.31	Kuc medium to coarse grain size S.S. in irregular wavy beds 60% bedding at 20º to 230º of c.a. thin micro folded grey to black Silts beds and lenses, Wk P-C alteration 2 to 3 per meter 0.1 to 0.4 cm wide calcite partially replaced to FG qtz trz of FG Py vnlts at 10º to 30º of c.a. Py trz in the interval
559.31		End of Hole

10

QTA-26

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	Jan 19 / 2005
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES	1 of

Summary of DDH QTA-26-05; 699,137 E; 2,650251 N, 160°/-60°, Santa Rita area
From	To	Description
0.00	1.52	Drilled with Tricone bit -No core- Casing
1.52	7.50	Kuc Caracol Fm. Light brown silts 70% medium to coarse grain size S.S. 30% bedding at 25º to 30º of c.a. Wk QSPC wk bleaching. 0.1 to 0.3 cm wide Goethite bands, MnOx < Goethite in some thin vnlts and lenses total oxides 2% to 3%
7.50	9.20	Kuc medium to coarse grain size S.S. 70% 0.5 to 7 cm wide irregular Bx by old faulting zones QSPC alteration wk bleaching brown to black FeOx in irregular 0.2 to 2 cm wide calcite vnlts at 0º to 15º of c.a. and at 65º to 70º of c.a. FeOx (Goethite) 5% to 7% in calcite vnlts walls
9.20	17.07	Kuc Caracol Fm Silts 20% medium to coarse grain size S.S. 80% wavy bedding changing from 25º to 0º0 of c.a. Wk QDPC, scarce oxidized calcite< Goeth vnlts mainly in 0.1 to 0.5 cm wide lenses along bedding Total Oxides 3%
17.07	21.45	Coarse grain size S.S. 70% in beds up to 65 cm wide, wavy and irregular Silts beds 0.5 to 3 cm wide 30%, bedding at 50º of c.a. wk bleaching wk QSPC, 3 to 5 per meter 0.1 to 1 cm wide calcite< Goethite in walls vnlts at 10º to 30º of c.a. and at 50º to 60º of c.a. as lenses, brown Goethite< MnOx, total oxides 2% to 3%
	21.45	Bottom of irregular oxidation zone
21.45	37.50	Kuc Caracol Fm Silts 60% medium to coarse grain size S.S. beds, bedding at 65º to 70º of c.a. P-C alteration, 3 to 5 per meter irregular 0.1 to 0.5 cm wide calcite wkly replaced to sericite < FG anhedral Py vnlts at 30º to 40º of c.a. also as lenses at 60º to 70º of c.a. Py total < 1%
		26.70- 28 17 m, Wk to moderate sericite in various irregular 0.2 to 0.6 cm wide calcite < sericite << FG Py vnlts at 5º to 10º and less at 20º to 30º of c.a.
		31.60- 32.40 m, bedding at 75º of c.a. irregular up to 30 cm wide sedimentary Bx zones formed by subangular Silts fragments in coarse grain size sandy groundmass, 0.1 to 1.5 cm wide calcite < organic material bands.
37.50	42.15	Kuc Caracol Fm Silts 70% wavy irregular medium to coarse grain size S.S. beds 0.5 to 5 cm wide, zones of small scale folding P-C alteration, increase of irregular broken and folded 0.1 to 2 cm wide calcite wkly replaced to FG qtz- trz of FG Py lenses and less vnlts at 10º to 30º of c.a.
42.15	49.10	Kuc Caracol Fm Silts 60% to 70%; 1 to 35 cm wide medium to coarse grain size S.S. beds at 75º to 80º of c.a. P-C alteration, trz to wk sericite in few calcite vnlts walls at bottom of the interval. Scarce 0.1 to 0.4 cm wide calcite trz of sericite-trz of FG Py vnlts at 0º to 20º and less as lenses at 75º of c.a.
49.10	54.50	Coarse Grain size S.S. 90% in beds up to 1.30 m wide, Silts 10%, bedding at

1

QTA-26

		75º of c.a. Wk QSPC alteration, moderate sericite in some calcite vnlts walls, 3 to 5 per meter 0.1 to 1.5 cm wide calcite wkly replaced to FG qtz-trz of rhodochrosite –sericite and FG anhedral Py in 0.1 to 0.3 cm wide vnlts , Py total 3% to 5%
54.50	62.50	Kuc Caracol Fm S.S. 70% in beds up to 87 cm wide, Silts 30%, bedding at 75º of c.a. wk QSPC, Wk sericite in calcite vnlts walls, 2 to 4 per meter irregular 0.1 to 0.5 cm wide calcite < sericite < FG anhedral Py vnlts at 20º to 30º of c.a. few 0.1 to 0.7 cm wide banded calcite lenses, trz of Goethite in thin vnlts at the bottom of the interval
62.50	67.28	Kuc Caracol Fm medium to coarse grain size S.S. 80% in beds up to 1 m wide, bedding at 80º of c.a. wk QSPC, sericite- Py diss in S.S. beds, 5 to 7 per meter irregular 0.2 to 2 cm wide calcite wkly replaced to FG qtz< sericite-brown Goethite-FG anhedral Py vnlts at 10º to 30º of c.a. and 60º to 75º of c.a. Py total 5% to 7%
67.28	68.10	Fault Zone, zones of gouge up to 9 cm wide with fault planes at 50º and 70º of c.a. few broken calcite < Py vnlts.
68.10	69.50	Medium to coarse grain size S.S. 80% wk QSPC to P-C alteration, 3 to 4 per meter 0.1 to 0.8 cm wide irregular calcite-medium size grain subhedral to cubic Py vnlts at 20º of c.a. Py 2% to 3%
69.50	75.10	Kuc Caracol Fm 0.5 to 10 cm wide medium size grain S.S. beds 60%, grey to dark grey Silts beds 40%, bedding at 75º of c.a. P-C alteration 8 to 10 per meter 0.1 cm wide calcite< FG Py lenses at 75º to 80º of c.a.
75.10	76.30	Irregular folded and broken 0.1 to 0.3 cm wide calcite<FG Py vnlts in a wide apart stockwork, few banded calcite lenses
76.30	84.30	Kuc Caracol Fm Silts 70% medium size grain S.S. 30% in beds up to 30 cm wide, bedding varying from 75º to 30º then 50º of c.a. P-C alteration, 3 to 5 per meter irregular 0.1 to 0.3 cm wide calcite < FG anhedral Py vnlts at 30º to 50º of c.a., few 0.1 to 0.4 cm wide FG anhedral Py bands in walls of few S.S. beds.
84.30	90.00	Silts 70% S.S. 30% beds 1 to 10 cm wide bedding at 50º of c.a. P-C alteration, wide apart zone of stockwork of 0.1 to 0.8 cm wide calcite –Py vnlts, Py trz to 1%
90.00	100.45	90% medium, size grain S.S. beds up to 40 cm wide, 0.3 to 7 cm wide Silts beds 10% bedding at 50º of c.a., P-C alteration, 8 to 10 per meter 0.1 to 0.8 cm wide calcite < FG Py vnlts at 10º to 30º of c.a. some as lenses at 50º of c.a. Py trz
100.45	106.80	Kuc Caracol Fm Silts 60% wavy and deformed bedding, slump features, medium size grain S.S. beds up to 70 cm wide 40%, bedding at 50º of c.a., P-C alteration, 8 to 10 per meter 0.2 to 0.6 cm wide calcite in parts with druse texture < FG Py vnlts at 0º to 30º and 50º to 60º of c.a. some thin zones of wide apart calcite vnlts in stockwork
106.80	117.45	Medium to coarse grain size S.S. 70% in beds up to 1.2 m wide, grey to dark grey irregular Silts lenses and fragments 30% Bx by sedimentary process, bedding at 50º of c.a. slump features, P-C alteration, 6 to 8 per meter irregular 0.2 to 1 cm wide calcite in parts with druse texture trz of FG Py vnlts at 10º to 30º of c.a. less at 50º to 60º of c.a. as lenses.
117.45	119.80	Kuc Caracol Fm thin bedding at 55º to 60º of c.a. Silts 50% medium size grain S.S. beds 50%, 6 to 8 per meter irregular and broken 0.1 to 0.3 cm wide calcite- anhedral Py vnlts at 50º to 60º of c.a., 4 to 6 per meter irregular 0.1 to 0.2 cm wide only FG anhedral Py lenses at 60º of c.a. Py in interval 2%
119.80	119.84	2 cm wide calcite partially replaced to FG qtz< subhedral Py trz of ss vnlt at 55º of c.a.
119.84	131.00	Kuc Caracol Fm thin bedding dark grey Silts 80% fine to medium size grain S.S.

2

QTA-26

		beds 0.1 to 6 cm wide 20%, bedding at 40º of c.a., P-C alteration various 0.1 to 0.5 cm wide calcite vnlts at 0º to 20º of c.a. and also like lenses, trz of FG Py in few calcite vnlts also like small and irregular clouds, Py trz to 1%, zones of abundant < 1 mm wide irregular calcite vnlts
131.00	135.94	Kuc Caracol Fm Silts 80%, 0.1 to 2 cm wide fine grain size S.S. beds at 40º to 50º of c.a., P-C alteration, 3 to 5 per meter hairline to 0.1 cm wide calcite vnlts at 0º to 20º of c.a., scarce irregular up to 1 cm wide brecciated calcite vnlts, scarce 1 to 1.5 cm wide calcite-subhedral Py vnlts at 40º of c.a. crossing beds, 3 to 5 per meter 0.1 to 0.5 cm wide calcite trz of FG Py lenses, also FG Py in clouds as lenses in few S.S. beds, Py total 2% to 3%
135.94	136.58	Fault zone Bx zones up to 10 cm wide, fault planes along bedding at 50º of c.a. FG subhedral Pty in Bxed zones
136.58	142.17	Kuc Caracol Fm Silts 70% fine to medium size grain S.S. beds at 50º of c.a. P-C alteration , 4 to 6 per meter irregular 0.1 to 0.3 cm wide calcite < FG Py vnlts at 10º to 20º of c.a., some 0.1 to 0.4 cm wide calcite < Py lenses, 0.1 to 0.3 cm wide subhedral Py bands at the bottom of the interval
142.17	142.22	3 to 5 cm wide calcite partially replaced to FG qtz-subhedral Py-As Py- Sph and less ss vnlt at 50º of c.a.
142.22	147.23	Fine to medium size grain S.S. beds 1 to 15 cm wide 60%, Silts 40%, P-C alteration, 5 to 7 per meter fault planes along bedding, beds at 50º of c.a., fine grain subhedral to cubic Py in thin 0.1 to 0.2 cm wide lenses, less like diss in few medium size grain S.S. beds, Py 2% to 3%, 1 to 2 per meter 0.2 to 0.5 cm wide calcite vnlts at 10º to 30º of c.a.
	146.50	2 to 3 cm wide calcite to FG qtz subhedral medium size grain Py-trz of ss vnlts at 45º of c.a.
147.23	148.30	Brecciated vein formed by abundant calcite totally replaced to FG qtz-medium to coarse grain size subhedral to cubic Py < Sph and ss total sulfides 5% to 10%
148.30	154.50	Kuc Caracol Fm medium to coarse grain size S.S. in beds up to 1.3 m wide 70%, wavy Silts beds 30%, bedding at 60º of c.a. wk sericite in few calcite vnlts walls mainly in S.S., P-C to wk QSPC alteration, fine grain anhedral to subhedral Py vnlts at 10º to 20º of c.a. also like 0.1 to 0.2 cm wide lenses, Py 1% to 2%
154.50	157.28	Broken zone P-C alteration wk sericite, 5 to 7 per meter druse calcite partially replaced to FG qtz-anhedral Py 0.1 to 0.5 cm wide vnlts at 20º to 30º of c.a., zones of banded calcite-FG Py in up to 2 cm wide lenses at 75º to 80º of c.a. Py 2% to 3%
157.28	162.60	Silts 70% to 80% thin wavy beds at 50º of c.a., fine grain =.1 to 3 cm wide S.S. beds 20% to 30%, P-C alteration 1 to 2 per meter 0.1 to 0.4 cm wide calcite-trz of Py vnlts at 20º to 30º of c.a. and scarce less than 1 per meter 0.1 to 0.4 cm wide calcite-trz of Py lenses
162.60	167.70	Thick up to 2 meters wide coarse grain size S.S. beds dirty aspect, 90%, scarce irregular 0.5 to 2 cm wide Silts fragments 10%, bedding at 60º to 70º of c.a. P-C to wk QSPC alteration, sericite in some calcite vnlts walls, 5 to 10 per meter irregularly distributed 0.2 to 3.5 cm wide calcite-trz of sericite, trz of chlorite, trz of FG Py vnlts at 60º to 70º of c.a. forming zones up to 60 cm wide of stockwork
167.70	169.75	Kuc Caracol Fm coarse grain size S.S. beds up to 1.3 m wide 90%, QSPC alteration, qtz-sericite in vnlts, 5 to 7 per meter 0.5 to 5 cm wide druse calcite partially replaced to FG qtz-sericite< Py trz of AS Py and less Sph vnlts at 30º and 60º of c.a.
169.75	170.00	Fault zone milled rock with black organic material fault planes at 60º of c.a.
170.00	188.00	Kuc Caracol Fm Silts 70% to 80% in beds 0.1 to 3 cm wide between 0.1 to 5 cm wide fine to medium size grain S.S. beds 20% to 30%, bedding at 60º to 75º of

3

QTA-26

		c.a. P-C alteration zones of 0.3 to 1.5 m wide of stockwork of irregular calcite< FG Py 0.2 to 1 cm wide vnlts between zones of 2 to 3 meters with only 3 to 5 per meter calcite< Py vnlts, Py 2% to 3% in stockwork zones
188.00	192.00	Silts 80% wavy irregular 0.2 to 2 cm wide fine grain S.S. beds, bedding at 60º to 70º of c.a. P-C alteration increase of FG anhedral to subhedral Py in irregular 0.3 to 1.5 cm wide calcite vnlts and less lenses, Py in interval 3% to 4%
192.00	197.30	Kuc Silts 40% to 50%, fine to medium size grain S.S. beds up to 50 cm wide %0% to 60%, bedding at 70º of c.a. P-C alteration scarce 2 to 3 per meter 0.1 to 0.3 cm wide calcite-trz of FG anhedral Py vnlts at 20º to 30º of c.a. Py trz to 1%
197.30	199.95	Medium to coarse grain size S.S. beds up to 2 meters wide, Wk sericite P-C to wk QSPC alteration, 3 to 4 per meter 0.1 to 0.8 cm wide calcite replaced to FG qtz in portion with druse textures< FG anhedral Py vnlts at 20º to 30º of c.a. Py 1%
199.95	200.50	Bx formed by subangular calcite and less rock fragments in a milled rock groundmass, Bx is flanked by two calcite vnlts 1 cm wide at 20º of c.a. at top and 2 cm wide at 40º of c.a. at the bottom, FG Py 5% to 7% Fault planes at 40º of c.a.
200.50	202.90	Kuc Caracol Fm medium size grain S.S. beds 30 to 80 cm wide 80%, grey thin bedded Silts 20%, P-C alteration, FG anhedral Py diss and in 0.1 to 0.2 cm wide irregular like bands vnlts Py 7%, 2 to 3 per meter irregular 0.2 to 1.5 cm wide calcite vnlts at 30º to 50º of c.a.
202.90	206.10	Kuc Caracol Fm medium size grain S.S irregular beds 60% to 70% in beds 5 to 20 cm wide, Silts 30% to 40%, bedding at 85º to 90º of c.a., P-C alteration, 3 to 5 per meter 0.3 to 1 cm wide calcite <FG anhedral Py vnlts at 10º to 30º of c.a.
206.10	211.10	Medium size grain S.S. 50% in beds 5 to 30 cm wide, dark grey Silts 50%, bedding at 50º of c.a., P-C to wk QSPC alteration to the bottom of the interval wk sericite, 8 to 10 per meter irregular 0.2 to 1.5 cm wide calcite with blade texture-FG Py trz of ss vnlts at 0º0to 30º of C.A. Py 2% to 3%
	208.34	Fault zone planes at 50º banded calcite-organic material
211.10	218.65	Kuc Caracol Fm light grey S.S. 70% in beds up to 1 m wide, Silts 30%, bedding at 25º to 30º of c.a., wk QSPC, sericite in calcite vnlts walls, 8 to 10 per meter 0.2 to 0.8 cm wide calcite-sericite-trz of FG Py vnlts at 10º to 30º of c.a. and few at 60º to 80º of c.a.
218.65	218.85	Faults at 20º and 50º of c.a. bended calcite-trz of FG Py
218.85	221.00	Medium to coarse grain size S.S. beds up to 70 cm wide, bedding at 20º of c.a. P-C alteration wk sericite in scarce 0.2 to 1.5 cm wide calcite vnlts walls at 30º and 45º of c.a. trz of FG Py in calcite vnlts
		220.65-221.00 Stockwork zone of irregular 0.1 to 2 cm wide calcite-trz of FG Py vnlts flanked by faults at 70º of c.a. Py 1% to 2%
221.00	225.30	Silts 70% to 80% wavy 0.2 to 2 cm wide fine grain size S.S. beds 20% to 30%, bedding at 50º of c.a. 4 cm wide Bx by fault zone at 30º to 40º of c.a. P-C alteration 3 to 5 per meter 0.1 to 0.2 cm wide calcite vnlts at 10º to 30º of c.a., 4 to 6 per meter 0.1 to 1 cm wide calcite bands, FG Py clouds in irregular S.S. beds
225.30	241.50	Kuc Caracol Fm medium to coarse grain size S.S. beds 0.1 to 30 cm wide 60% to 70%, thin bedded grey colour wavy Silts beds 30% to 40%, bedding changing from 60º to 0º then 30º of c.a. fold axis from 236.30 to 236.50 m P-C alteration 4 to 6 per meter irregular 0.2 to 4 cm wide calcite vnlts, 0.5 to 1.5 m wide zones with stockwork of 0.1 to 1 cm wide calcite –trz of FG Py vnlts Py 1% in the interval
241.50	243.12	Faulted zone forming Bx and folded interval, fault planes at 60º to 70º of c.a.

4

QTA-26

		Bxed zones 20 to 30 cm wide formed by subangular calcite and less rock fragments in a dark grey milled rock groundmass-Py diss and in 0.1 top 0.2 cm wide bands totalling 5% Py bands at 30º to 40º of c.a.
		242,62-243.12 m Bx zone Py 5% to 7% trz of ss
243.12	249.23	Kuc Caracol Fm Silts 70% to 80% in beds 0.1 to 2 cm wide interbedded with fine grain size S.S. beds 0.1 to 1 cm wide, bedding at 40º to 50º of c.a., abundant fractures along bedding every 2 to 5 cm apart, giving the interval an sheeted aspect, wk P-C alteration, scarce 0.1 to 0.3 cm wide calcite-trz of FG Py lenses and less vnlts at 20º and at 80º of c.a. scarce FG Py clouds in some S.S. beds Py 1%
249.23	259.00	Kuc Silts in thin wavy beds 0.1 to 5 cm wide 70%, 0.1 to 4 cm wide fine grain size S.S. beds, bedding at 40º to 0º then 15º of c.a., P-C alteration, 4 to 6 per meter 0.1 to 0.5 cm wide calcite-trz of FG Py lenses and less vnlts at 50º to 70º of c.a. Py in interval trz to 1%
259.00	262.20	Kuc Caracol Fm Silts 80% to 85% thin bedded, fine size grain S.S. 15% to 20% bedding changing from 15º to 0º then 20º of c.a. Wk P-C alteration, scarce less than 1 per meter 0.1 to 0.2 cm wide calcite-trz of FG Py lenses and vnlts at 60º to 80º of c.a.
262.20	273.15	Kuc Silts 70% thin beds 0.2 to 3 cm wide; fine to medium size grain S.S. beds 0.5 to 10 cm wide 30%, bedding at 70º to 75º of c.a. wk P-C alteration, less than 1 per meter 0.1 to 0.3 cm wide calcite lenses and much less vnlts at 20º to 40º of c.a., 4 to 5 in 10 meters of interval 0.1 to 0.3 cm wide subhedral Py < calcite lenses
273.15	274.80	Calcite in parts with druse textures-FG anhedral Py trz of stibnite vnlts in irregular 0.2 to 4 cm wide vnlts in stockwork, Fault at 274.30 at 40º of c.a.
274.80	278.30	Kuc Caracol Fm Silts 0.2 to 2 cm wide beds 80% to 85%, fine grain size S.S. lightly wavy 0.2 to 1 cm wide S.S. beds 15% to 20%, bedding at 50º of c.a. P-C alteration, 1 to 2 per meter 0.1 to 0.2 cm wide calcite lenses and less vnlts
278.30	278.83	Stockwork of irregular 0.1 to 2.5 cm wide calcite vnlts, 6 cm wide zone of pebble dike, subangular rock fragments in calcite groundmass
278.83	290.00	Kuc Caracol Fm Silts 90%, fine grain size 0.1 to 3 cm wide S.S. beds 10%, bedding at 60º of c.a., wk P-C alteration, trz of sericite in calcite vnlts walls, 3 to 5 per meter hairline to 0.2 cm wide calcite vnlts at 10º to 30º of c.a., FG anhedral Py clouds in some S.S. beds, Py in interval < 1%
290.00	304.02	Kuc Caracol Fm medium to coarse grain size S.S. 60% to 70% in beds up to 1.4 m wide, irregular zones 10 to 90 cm wide of thin bedded Silts 30%, bedding at 50º of c.a., P-C alteration, 2 to 3 per meter 0.1 to 0.6 cm wide calcite vnlts in S.S. beds, 8 to 10 per meter 0.1 to 0.5 cm wide irregular banded calcite-FG Py lenses and less vnlts in Silts intervals
304.02	315.25	Medium to coarse grain size S.S. 90% to 95% in beds up to 1.9 m wide, Silts in beds 0.1 to 2 cm wide in zones 80 cm wide, bedding at 55º to 60º of c.a., P-C alteration wk sericite in some calcite vnlts walls in S.S., 1 to 2 per meter 0.1 to 1.2 cm wide calcite trz of FG anhedral Py vnlts in S.S., 6 to 8 per meter 0.1 to 0.4 cm wide calcite vnlts in Silts, Py trz 8in the interval, calcite partially replaced to FG qtz at bottom of the interval
315.25	316.00	Silts 20%, medium size grain S.S. 80% in beds 5 to 20 cm wide, bedding at 50º of c.a., P-C to wk QSPC alteration, scarce sericite diss in S.S., 4 to 6 per meter 0.1 to 2 cm wide calcite totally replaced to FG qtz-FG anhedral Py and trz of ss vnlts at 40º of c.a. also like lenses at 50º of c.a.
		316.00 m Fault at 50º of c.a. banded calcite < FG Py in walls

5

QTA-26

316.00	320.40	Kuc Caracol Fm medium size grain S.S. 85% to 90% in beds up to 1.5 m wide, zones of 20 cm wide of Silts 10%, bedding at 50º of c.a. P-C alteration, wk sericite diss in S.S., 3 to 5 per meter hairline to 0.2 cm wide calcite < FG Py vnlts at 10º to 30º of c.a. in S.S., irregular 0.1 to 1 cm wide calcite-FG Py lenses in Silts.
320.40	337.11	Medium to coarse grain size S.S. beds 20 to 100 cm wide, zones of 10 to 50 cm wide of Silts, bedding changing from 50º to 75º of c.a., wk QSPC alteration, 4 to 6 per meter 0.1 to 1 cm wide calcite totally replaced to FG qtz, blade calcite textures-sericite-medium size grain subhedral to cubic Py in parts with brown stain vnlts at 10º to 30º of c.a. in S.S., irregular 0.1 to 2.5 cm wide calcite replaced to qtz< FG anhedral Py vnlts in stockwork in Silts, Py in interval 2% to 3%
337.11	339.90	Kuc Caracol Fm medium to coarse grain size S.S. beds 98%, scarce 1 to 2 mm wide dark grey Silts beds 2%, bedding at 50º of c.a. wk QSPC alteration, 8 to 10 per meter irregular 0.2 to 0.8 cm wide calcite replaced to FG qtz-fine to medium size grain anhedral to subhedral Py vnlts at 20º to 40º of c.a. and at 70º to 80º of c.a., hairline only Py vnlts at 20º to 40º , Total Py 3% to 5%
339.90	342.25	Stockwork of abundant 0.1 to 1.2 cm wide calcite totally replaced to FG qtz- subhedral to cubic Py-trz of Sph and ss vnlts bordering zones of 10 cm wide of Bx formed by subrounded rock fragments, some fragments could be limestone?- FG anhedral Py at 40º of c.a. top of the Bx zone with a 1.5 cm wide calcite to FG qtz blade calcite sericite-and subhedral Py veinlet, sulfides 5% TO 10%,
		341.95-342.25 m Bx subrounded to subangular rock fragments in milled calcite to qtz and rock –Py groundmass Py 7% to 10%- stibnite< Sph-ss
342.25	343.70	Wide apart 0.1 to 0.5 cm wide calcite totally replaced to FG qtz-subhedral to cubic Py< Sph-ss vnlts in stockwork, sulfides 3% to 5%
343.70	344.55	Silts 85% wavy beds at 85º to 90º of c.a. P-C alteration, 6 to 8 per meter 0.1 to 1 cm wide calcite replaced to FG qtz anhedral Py vnlts at 0º to 40º of c.a. and like lenses art 85º to 90º of c.a.
344.55	350.00	Medium top coarse grain size S.S. in thick beds > 1 m wide bedding at 60º of c.a. P-C alteration to wk QSPC, 6 to 8 per meter at top varying to 4 to 6 per meter at bottom of the interval 0.1 to 0.6 cm wide calcite replaced to FG qtz- anhedral Py vnlts at 70º to 85º of c.a., Py 3% to 4% in the interval
350.00	355.92	Kuc Silts 85% to 90% thin bedded, fine grain size S.S. 10% to 15% in beds 0.2 to 2 cm wide wavy features, bedding changing from 80º to 70º of c.a., P-C alteration 5 to 7 per meter irregular 0.2 to 1 cm wide calcite totally replaced to FG qtz< anhedral Py vnlts at 10º to 30º of c.a., few at 40º to 60º of c.a., 8 to 10 per meter 0.1 to 0.3 cm wide banded calcite < anhedral Py lenses, 0.1 to 0.6 cm wide FG anhedral Py diss bands and lenses every 2 to 4 cm apart, Py 5% to 7%
355.92	356.43	Pebble dike from 2.5 to 4 cm wide at 0º to 15º of c.a. subangular rock fragments in calcite< FG anhedral Py groundmass
356.43	358.30	Silts 80% irregular wavy 0.2 to 2 cm wide fine grain size S.S. beds at 70º of c.a., P-C alteration, scarce 1 to 2 per meter 0.1 to 0.5 cm wide calcite to FG qtz – anhedral Py lenses and less vnlts at 30º and 60º of c.a. FG anhedral Py diss and forming irregular clouds, Py decreasing to depth from 4% to 2%
358.30	377.00	Silts 70% irregular wavy and turbiditic features fine grain size S.S. beds up to 15 cm wide 30%, bedding at 65º to 70º of c.a. changing to 80º-85º at bottom of the interval, P-C alteration, FG anhedral Py in microvnlts, lenses and less diss in irregular clouds, Py 2% to 3% , zones of 1 to 2 m wide with Py up to 5% in walls zones of Sph mineralization

6

QTA-26

		370.08-30.28 m Irregular 0.3 to 1 cm calcite totally replaced to FG qtz brown Sph< anhedral Py vnlts at 10º and 20º of c.a.
377.00	382.83	Medium to coarse grain size S.S. 80% in beds 30 to 110 cm wide, Silts 20% thin bedded in zones 5 to 25 cm wide, bedding at 75º to 65º of c.a., P-C alteration wk sericite, 4 to 5 per meter 0.2 to 4 cm wide vnlts. Wider vnlts with blade calcite totally replaced to FG qtz –voids and FG anhedral Py vnlts at 5º to 15º of c.a. in top of the interval decreasing width ness and druse textures to the bottom, few irregular 0.2 to 1.2 cm wide calcite replaced to FG qtz lenses at 65º to 80º of c.a.
382.83	383.13	Silts 95% bedding at 85º of c.a., Faults at 382.83 and at 383.0 m planes at 40º and 50º respectively, 4 vnlts in the interval 0.2 to 1.5 cm wide of calcite totally replaced to FG qtz-medium size grain subhedral to cubic Py < dark brown reddish Sph, vnlts crossing angles at 40º and 50º of c.a.
383.13	392.90	Kuc Caracol Fm Silts 80% thin bedded, fine grain size S.S. wavy beds 0.1 to 8 cm wide, bedding at 70º of c.a., P-C alteration wk sericite in vnlts, hairline to 1 cm wide calcite replaced to FG qtz< FG Py vnlts at 10º to 40º of c.a., abundant FG anhedral Py micro-lenses and some diss as clouds in some S.S. beds Py 3% in the interval
392.90	399.76	Kuc medium to coarse grain size S.S. 80%, Silts in zones 0.2 to 10 cm wide and in few subrounded fragments in S.S. groundmass 20%, bedding changing from 60º to 50º of c.a., wk QSPC alteration, 6 to 8 per meter 0.2 to 0.7 cm wide calcite replaced to FG qtz-sericite< FG anhedral Py vnlts at 5º to 30º in S.S. sections, more abundant < 0.2 cm wide calcite to qtz-subhedral to cubic Py vnlts and lenses and diss in Silts intervals,
		398.76-399.76 m 0.1 to 0.6 cm wide calcite replaced to FG qtz subhedral Py < jamesonite and Sph vnlts at 5º to 10º of c.a.
399.76	400.19	Fault zone, gouge of irregular rock-calcite to qtz vnlts fragments in abundant fine grey dark grey milled rock with up to 5% fine grain anhedral Py diss, Fault planes at 55º at top and 70º of c.a. at bottom of the interval
400.19	405.90	Kuc Caracol Fm medium size grain S.S. in beds 2 to 75 cm wide 80%, Silts 20% in thin 3 to 12 cm wide zones, few subangular Silts fragments in S.S., P-C alteration, scarce 1 to 2 per meter < 0.3 cm wide calcite replaced to FG qtz trz of sericite and top types of Py, FG anhedral Py in Silts and subhedral to cubic in S.S. sections, few blade calcite textures in S.S. beds, Py 5% in the 1 meter at top of the interval and trz to 1% in the rest of the interval
405.90	408.05	Faulted zone, irregular zones of Bx by faulting 2 to 4 cm wide rock and calcite to qtz fragments, 0.2 to 2 cm wide of calcite to FG qtz< FG Py-sericite, vnlts at 5º to 15º of c.a., Py in interval 2% fault planes 20º and 30º of c.a.
408.05	413.11	Kuc Caracol Fm Silts 85% fine grain size wavy and irregular S.S. beds 0.2 to 10 cm wide 15%. Bedding changing from 60º to 30º of c.a., P-C alteration, 2 to 4 per meter hairline to 0.2 cm wide calcite vnlts at 30º and 60º of c.a. some FG anhedral Py clouds and in microvnlts and lenses Py 1%
		412.0-413.0 m Wide apart stockwork of 0.1 to 3 cm wide calcite-trz of Py vnlts
413.11	417.65	Fine to medium size grain S.S. in irregular beds 90%, dark grey 2 to 4 cm wide Silts zones, few subrounded Silts fragments in S.S., bedding at 30º to 0º then 40º of c.a., P-C alteration, 4 to 6 per meter irregular hairline to 0.4 cm wide calcite vnlts at 0º to 30º of c.a. and less as banded lenses at 40º in borders of Silts zones
417.65	418.50	4 to 6 in the interval 0.4 to 1.5 cm wide calcite totally replaced to FG qtz-FG subhedral Py-sericite < brown Sph and trz of ss vnlts at 5º to 10º of c.a. and less at 50º of c.a.

7

QTA-26

418.50	423.15	Kuc Caracol Fm coarse grain size S.S. beds up to 1.1 m wide 85%, scarce 3 to 15 cm wide zones of dark grey thin bedded Silts 15%, bedding at 55º to 60º of c.a., P-C alteration 4 to 6 per meter hairline to 1 cm wide calcite wkly replaced to FG qtz trz of sericite anhedral Py vnlts at 5º to 15º of c.a. widest vnlts at 40º to 50º of c.a., Py trz to 1% in the interval
423.15	424.00	Dirty medium to coarse grain size S.S. 10%, bedding at 40º of c.a. irregular 0.2 to 0.8 cm wide calcite partially replaced to FG qtz-blade calcite textures some voids vnlts in stockwork
424.00	431.95	Kuc Caracol Fm medium size grain S.S. in beds up to 60 cm wide 75% to 80%, irregular Silts zones 5 to 90 cm wide 20% to 25%, bedding at 50º of c.a., P-C alteration, zones of 2 to 4 meters with 2 to 4 per meter 0.2 to 1.5 cm wide calcite-trz of FG anhedral Py vnlts at 10º to 30º of c.a. and less lenses at 50º of c.a. among zones of 15. 40 and 70 cm wide of 0.1 to 2 cm wide calcite-trz of FG Py vnlts in stockwork
431.95	436.55	Kuc Caracol Fm thin bedded Silts 70% to 80%, fine grain size 0.2 to 9 cm wide S.S. wavy beds 20% to 30%, bedding at 55º to 60º of c.a. P-C alteration, 6 to 8 per meter 0.1 to 0.2 cm wide calcite trz of FG anhedral Py lenses, 3 to 4 per meter irregular vnlts at 10º to 20º of c.a., scarce small size FG Py clouds mainly in S.S. beds, Py in interval < 1%, Silts zones 10 to 15 cm wide with hairline to 0.3 cm wide calcite vnlts in stockwork
436.55	437,82	S.S. 60% to 70% in wavy beds 0.2 to 3 cm wide, deformed by old faulting Silts sections 30% to 40%, bedding changing from 50º to 10º, irregular folded and broken 0.1 to 0.5 cm wide calcite vnlts in stockwork, trz of FG Py
437.82	442.91	Kuc Caracol Fm Silts 75% to 80% scarce 0.2 to 8 cm wide fine grain size S.S. beds 20% to 25%, bedding changing from 65º to 90º, broken core with fracture planes along bedding in zones 20 to 50 cm wide Fault or open space at 442.41 reported lost of water circulation, P-C alteration, 4 to 6 per meter calcite-trz of FG anhedral Py lenses 0.1 to 0.2 cm wide, 3 to 5 per meter hairline to 0.1 cm wide calcite vnlts at 10º to 30º of c.a. from 437.82 to 440.30 m, 1 to 2 per meter 0.1 to 0.3 cm wide calcite trz of sericite FG Py lenses at bottom of the interval
442,91	449.75	Kuc Caracol Fm medium to coarse grain size S.S. in thick beds 60 to 150 cm wide 70% to 75%, thin sections with wavy 0.2 to 2 cm wide S.S. beds, zones 5 to 80 cm wide of thin bedded Silts 20% to 25%, bedding at 85º to 90º of c.a., P- C alteration, 3 to 4 per meter 0.1 to 0.3 cm wide calcite trz of FG Py lenses, 2 to 3 per meter hairline to 0.2 cm wide calcite vnlts at 0º to 20º of c.a. trz of Py in the interval
449.75	459.03	Kuc medium to coarse grain size S.S. in thick beds up to 2 m wide 85% to 90%, scarce 3 to 15 cm wide Silts sections 10% to 15%, bedding at 80º to 85º of c.a., P-C alteration 1 to 2 per meter hairline to 0.6 cm wide calcite vnlts at 10º to 40º of c.a.
459.03	463.45	Kuc Caracol Fm Silts thin bedded 0.2 to 4 cm wide beds 70% to 80%, fine to medium size grain S.S. beds 0.2 to 22 cm wide 20% to 30%, scarce subangular Silts fragments in S.S., bedding at 85º to 80º of c.a., P-C alteration, 1 to 2 per meter 0.1 to 0.3 cm wide calcite vnlts at 10º to 30º of c.a. less at 40º of c.a. Scarce < 1 per meter < 0.1 to 0.8 cm wide banded calcite trz of FG Py lenses.
463.45	469.68	Fine to medium size grain S.S. 80% to 85% in beds up to 1.25 m wide, 1 to 7 cm wide Silts sections 15% to 20% bedding at 85º of c.a. wk P-C alteration, less than 1 per meter hairline to 0.1 cm wide calcite vnlts at 0º to 10º of c.a. and less 0.1 to 0.2 cm wide calcite< FG anhedral Py lenses at top of the interval 467.80-469.68 m 2 to 4 per meter 0.2 to 3 cm wide calcite vnlts at 10º to 20º and less at 50º of c.a.

8

QTA-26

469.68	489.83	Kuc Caracol Fm thin bedded Silts 60% to 70%, fine to medium size grain wavy 0.2 to 70 cm wide S.S. beds 30% to 40%, bedding at 80º to 85º of c.a., wk P-C alteration, less than 1 per meter hairline to 1.5 cm wide calcite < FG anhedral Py vnlts at 0º to 20º of c.a. few at 40º of c.a., 1 per meter 0.1 to 1.3 cm wide banded calcite-trz of FG Py lenses at 80º to 85º of c.a., scarce small size FG Py clouds, Py in interval trz
489.83	503.70	Kuc Caracol Fm Silts 90%, scarce 0.2 to 15 cm wide fine to medium size grain S.S. beds, scarce subangular silts fragments in S.S. and scarce subrounded S.S. nodules in Silts. Bedding from 85º to 75º of c.a., P-C alteration, 3 to 5 per meter irregular 0.1 to 1.5 cm wide calcite trz of subhedral to cubic Py vnlts at 5º to 30º of c.a., 3 to 5 per meter 0.1 to 2 cm wide banded calcite-FG anhedral Py lenses, Py 1% , 1 to 1,5 m wide sections with 1% to 2% of Py in vnlts and thin lenses
503.70	504.00	Increase of irregular Py vnlts and diss 2% to 3%
504.00	506.00	Bedding at 50º of c.a., Fault zone, broken core, gouge zones 5 to 15 cm wide among 10 to 30 cm wide QSPC altered S.S. blocks, Py 2% to 3% diss and in irregular 0.1 to 0.2 cm wide vnlts.
		505.60-506.00 m 0.5 to 8 cm wide banded calcite < FG Py lenses and vnlts at 50º of c.a.
506.00	511.05	Kuc Caracol Fm medium size grain S.S. in beds 10 to 80 cm wide 50%, bedding at 60º to 70º of c.a. P-C alteration, two zones 1.5 and 1.8 m wide of stockwork of irregular and folded 0.2 to 3 cm wide calcite vnlts, also banded calcite lenses, calcite 10% to 15%, among zones of rock with 1 per meter 0.1 to 0.2 cm wide calcite vnlts, trz of FG Py in the interval
511.05	519.99	Kuc Caracol Fm medium to coarse grain size S.S. in beds 10 cm to .8 m wide with irregular wavy bed planes, Silts sections 20 to 50 cm wide, bedding at 30º to 40º of c.a. few irregular Silts fragments in S.S. beds, bedding at 30º to 40º of c.a., P-C alteration, 2 to 4 per meter 0.1 to 0.8 cm wide calcite < FG anhedral Py vnlts and banded lenses Py in interval < 1%
519.99		End of Hole

9

QTA-27

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	Jan 29 / 2005
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES	1 of 6

Summary of DDH QTA-27-05; 699,757 E; 2,652,873 N, 340°/-60°, San Gregorio area
From	To	Description
0.00	7.92	No Core interval drilled with tricone bit
7.92	8.95	Soft light brown mud with small rock fragments Alluvium cover
8.95	9.60	Drilled with NQ core diameter
	8.60	HQ diameter
8.95	15.50	Kuc Caracol Fm Silts 90% to 95% thin 0.1 to 0.5 cm wide fine grain size S.S. beds 5% to 10%, bedding at 30º to 40º of c.a. P-C alteration, wkly oxidized in 12 to 40 cm wide zones with 2% to 3% of brown reddish Goethite, 6 per meter irregular hairline to 0.2 cm wide calcite-Goethite vnlts at 50º to 60º of c.a., 1 to 2 per meter < 0.1 cm wide calcite trz of Goethite lenses, scarce < 1 mm wide MnOx in fractures
		12.40-12.80 m Stockwork of 0.1 to 0.2 cm wide calcite Goethite vnlts, also Goethite diss Total Oxides 3% to 5%
	15.55	Bottom of oxidation zone
15.55	22.25	Kuc Caracol Fm, thin bedded Silts 90%, 0.1 to 0.4 cm wide fine grain size S.S. beds 10%, bedding changing from 30º to 20º of c.a., P-C alteration, wk to moderate sericite in calcite vnlts walls, 6 to 8 per meter hairline to 1.1 cm wide calcite trz of FG anhedral to subhedral Py vnlts at 30º to 50º of c.a., 1 to 2 per meter at 60º to 80º of c.a.
	22.25	Fault at 55º of c.a.
22.25	26.00	Bedding changing from 20º to 0º of c.a., fractured zone, 10 to 15 per meter fractures and less fault planes mainly along bedding at 10º to 20º of c.a., 0.1 to 0.3 cm wide calcite < sericite and trz of Py vnlts along bedding, irregular 1 to 2 cm wide brecciated calcite vnlts at 60º to 80º of c.a.
26.00	31.17	Kuc Silts 95% 0.1 to 0.2 cm wide fine grain size S.S. beds 5%, bedding at 0º to 15º of c.a., P-C alteration, scarce 1 to 2 per meter hairline to 0.2 cm wide calcite < fine grain subhedral Py, trz of sericite vnlts at 20º to 30º of c.a., Py diss trz in walls of calcite vnlts, Py in the interval trz to 1%
31.17	38.20	Kuc Caracol Fm, Silts 90% to 95%, 0.1 to 0 5 cm wide S.S. beds 10%, bedding 20º to 40º then 0º to 15º of c.a., P-C to wk QSPC alteration, wk to moderate sericite in abundant calcite-Py vnlts, broken zone by faulting, abundant fault planes and fractures along bedding, 10 to 15 per meter irregular deformed and broken by faults 0.1 to 1 cm wide calcite< FG subhedral Py vnlts at 10º to 20º of c.a., FG anhedral Py diss in walls of some calcite vnlts, Py 1% to 2% in the interval
38.20	38.50	Bx by Fault zone, planes at 40º to 60º of c.a.
38.50	40.25	Fractured zone, Silts 95% broken core fragments average size < 5 cm long, P-C

1

QTA-27

		to wk QSPC alteration, wk to moderate sericite, 10 to 12 per meter irregular < 1 mm wide calcite-sericite trz of FG Py vnlts at 10º to 20º of c.a. and few at 60º to 80º of c.a., Possible fault zone at bottom of the interval, 5 to 7 cm wide gouge zone.
40.15	42.60	2 to 4 in the interval 0.1 to 0.7 cm wide calcite FG anhedral Py trz of brown Sph and ss vnlts at 0º to 10º of c.a.
42.50	54.20	Kuc Caracol Fm Silts 90%, fine size grain S.S. 10% in beds 0.1 to 0.2 cm wide, bedding at 30º of c.a., 15 to 150 cm wide zones of moderate to abundant fracturing by faulting, faults at 43.40 m, 50.30 m 51.75 m mainly at 40º of c.a., P- C alteration, wk to moderate sericite in calcite vnlts, zones 1.0 to 2.1 m wide with 10 to 15 per meter 0.1 to 0.8 cm wide calcite FG anhedral Py vnlts at 10º to 30º of c.a. and at 60º to 80º of c.a.
		50.60-51.00 m 2 to 3 in the interval 0.2 to 0.4 cm wide calcite FG Py trz of ss vnlts at 10º to 20º of c.a.
54.20	79.95	Kuc Caracol Fm Silts 90%, wavy 0.1 to 0.3 cm wide fine grain size S.S. beds 10%, bedding at 0º to 5º then 30º and again 0º to 5º of c.a., P-C alteration, wk sericite in scarce calcite vnlts walls, 2 to 3 per meter irregular hairline to 0.3 cm wide calcite trz of FG Py-sericite vnlts at 5º to 30º of c.a. and less at 40º to 60º of c.a., < 1 per meter irregular 0.2 to 0.3 cm wide banded calcite FG Py lenses at 0º to 15º of c.a.
79.95	81.58	3 to 4 in the interval 0.2 to 0.5 cm wide calcite anhedral to subhedral Py< Sph and ss vnlts at 5º to 10º of c.a.
	81.50	Fault at 50º of c.a.
81.58	83.10	Silts 95% wkly fractured rock, some 0.2 to 1 cm wide irregular calcite < FG subhedral Py vnlts in wide apart stockwork
83.10	84.32	Fault gouge zone rock fragments < 1 cm long in abundant milled dark grey rock and organic material groundmass gouge, scarce calcite vnlts fragments, irregular 5 cm wide calcite< FG Py Bxed zone at top of the interval
84.32	88.85	Kuc Caracol Fm Silts 95% bedding at 10º to 20º of c.a., P-C alteration wk sericite, 5 to 20 cm wide Fault zones some with Bx at 85.00 m 86.65 m 87.17 m and 88.80 m, scarce 0.1 to 1 cm wide calcite vnlts in Bx zones at 5º to 10º of c.a. FG anhedral Py trz to 1% in some Bx zones, Py < 1% in the interval
88.85	92.05	Silts 95% bedding at 50º to 60º of c.a., P-C alteration 3 to 4 in the interval 0.2 to 1.2 cm wide irregular calcite < FG anhedral Py vnlts at 0º to 15º of c.a.
92.05	96.50	Kuc Caracol Fm Silts 95% fine grain size S.S. 5% in 0.2 to 0.5 cm wide beds at 20º of c.a., P-C alteration 1 to 2 per meter irregular 0.1 to 0.4 cm wide calcite < FG Py vnlts at 15 º to 25º of c.a. and less at 50º of c.a. Py trz-
96.50	100.30	Silts 95% bedding at 15º of c.a. P-C alteration wk sericite in some calcite vnlts walls, fractured zone planes along bedding , 3 to 5 per meter 0.1 to 0.2 cm wide calcite trz of FG Py and trz of ss vnlts at 5º to 20º of c.a.
100.30	122.15	Kuc Caracol Fm Silts 90% to 95% fine grain size S.S. 0.1 to 0.5 cm wide beds 5% to 10%, bedding changing from 20º to 40º of c.a. , scarce < 1 per meter hairline to 0.3 cm wide calcite vnlts at 30º to 50º of c.a. except in the next intervals
		102.30-105.36 m broken zone, wk to moderate sericite, fault planes at 5º to 15º of c.a. calcite vnlts 0.1 to 1 cm wide at 15º of c.a.
		109.50-110.00 m Fault zone, QSPC alteration moderate sericite fault planes at 20º and 50º of c.a.
		112.90-114.80 m Broken core, 4 to 6 per meter 0.1 to 0.2 cm wide calcite-FG Py trz of Sph and ss vnlts at 20º and 50º of c.a.
		116.40-117.13 m 2 calcite < rhodochrosite trz of ss vnlts 0.6 to 4 cm wide at 30º

2

QTA-27

		and 75º of c.a.
		118.70-122.15 m 3 to 4 per meter irregular 0.3 to 2 cm wide calcite wkly replaced to FG qtz trz of FG Py and trz of ss vnlts at 60º to 85º of c.a.
122.15	124.28	Kuc Caracol Fm Silts 80% fine grain size =.1 to 0.3 cm wide S.S. beds 10%, bedding at 40º of c.a., P-C alteration, 3 to 5 per meter 0.1 to 0.3 cm wide calcite trz of FG Py vnlts at 10º to 15º of c.a. and 60º to 75º of c.a.
124.28	126.00	3 to 5 0.2 to 2 cm wide irregular calcite vnlts some of them wkly replaced to FG qtz, trz of FG Py and ss vnlts at 60º to 80º of c.a.
126.00	126.30	6 in the interval 0.2 to 2.5 cm wide calcite wkly replaced to FG qtz-FG PY-ss vnlts at 40º to 60º of c.a.
126.30	130.41	Kuc Caracol Silts 90% fine grain size S.S. in irregular 0.2 to 3 cm wide wavy beds at 50º of c.a., P-C alteration, Fault zone from 126.85 to 127.00 m with planes at 80º to 85º of c.a., 2 to 3 per meter 0.1 to 1.8 cm wide calcite-dark grey ss and trz of FG Py vnlts at 60º to 80º of c.a., 2 to 3 per meter calcite < FG Py hairline to 0.2 cm wide vnlts at 5º to 15º of c.a.
130.41	133.70	QSPC alteration bedding at 55º of c.a. moderate sericite, 6 to 8 per meter irregular 0.2 to 1.5 cm wide calcite-FG Py trz of ss vnlts at 15º to 30º of c.a. and at 70º to 85º of c.a., zones of wide apart stockwork of 0.2 cm wide calcite-FG Py-trz of ss vnlts 30 cm wide.
133.70	135.83	Silts 95% bedding at 40º to 50º of c.a., P-C alteration scarce 1 per meter hairline to 0.3 cm wide calcite< FG Py vnlts at 10º to 40º of c.a. and at 60º to 70º of c.a.
135.83	137.00	6 in the interval 0.2 to 3 cm wide banded calcite-FG Py trz of ss vnlts at 20º to 30º of c.a. and at 40º to 60º of c.a.
137.05	146.29	Kuc Caracol Fm Silts 90%, fine grain size 0.1 to 1 cm wide S.S. wavy beds 10%, bedding at 40º of c.a. P-C alteration, scarce 1 to 2 per meter hairline to 0.7 cm wide calcite FG Py trz of ss vnlts at 10º to 30º , 50º and 60º to 80º of c.a.
146.29	146.54	Fault zone planes along bedding at 40º of c.a.5 cm of gouge with calcite< FG Py vnlts fragments in abundant milled rock groundmass, 0.5 to 1 cm wide calcite anhedral Py-organic material trz of ss lens at top of the fault zone
146.54	148.38	Kuc Caracol Fm Silts 90% bedding at 50º of c.a. P-C alteration 2 to 3 per meter 0.1 to 3 cm wide calcite trz of FG Py and less ss vnlts at 60º to 85º of c.a.
148.38		Reduction from HQ to NQ core diameter
148.38	161.30	Kuc Caracol Fm silts 90%, 0.1 to 1 cm wide beds of fine grain S.S. 10%, bedding at 50º of c.a., 2 to 4 per meter irregular banded calcite-rock fragments lenses 1 to 3 cm wide, 1 to 2 per meter hairline to 0.2 cm wide calcite < FG Py vnlts at 5º to 10º except the next intervals
		150.50-150.70 m 5 cm wide calcite replaced to FG qtz anhedral to subhedral Py < brown to red Sph trz of ss vnlt at 60º of c.a.
		152.00-153.00 m 3 to 4 in the interval 0.1 to 1 cm wide calcite totally replaced to FG qtz-subhedral Py < Sph vnlts at 50º to 60º of c.a.
		156.30-157.30 m 7 in the interval 0.1 to 1.5 cm wide calcite replaced to FG qtz < subhedral Py < brown Sph and trz of ss vnlts at 30º and 65º of c.a., wider vnlts at 65º of c.a.
		160.32-160.52 m 2 vnlts 1.5 to 2 cm wide calcite replaced to FG qtz –sericite- anhedral Py< brown Sph at 70º to 80º of c.a.
161.30	161.50	7 cm wide subhedral Py, brown Sph < calcite partially replaced to FG qtz vnlt at 70º of c.a.
161.50	174.73	Kuc Silts 95% bedding changing from 40º to 10º at 171.50 m then at 60º at bottom of the interval, P-C alteration 2 to 3 per meter vnlt at top of the interval and increasing to depth to 6 to 8 per meter 0.1 to 0.4 cm wide calcite replaced to FG qtz FG anhedral to subhedral Py < brown Sph and trz of ss vnlts at 40º to

3

QTA-27

		60º of c.a.
		165.80-165.90 m 5 cm wide fault vein zone at 60º of c.a. with 3 cm wide of milled rock-Py and <Sph and irregular 0.5 cm to 1 cm wide calcite replaced to FG qtz band.
174.73	175.00	Fault vein, broken core in < 5 cm long in < 5 cm long fragments, gouge of milled rock-FG Py < Sph and ss in some fragments, Fault planes at 50º to 60º of c.a.
175.00	180,60	Kuc Caracol Fm Silts 80% to 86% wavy and irregular fine grain size S.S. beds changing from 60º to 30º of c.a., P-C alteration, wk sericite, 6 to 8 per meter 0.1 to 0.5 cm wide calcite replaced to qtz FG Py<Sph and ss vnlts at 60º to 70º of c.a.
180.60	180.80	8 to 10 cm wide Fault veinlet formed by 0.5 to 2 cm wide calcite totally replaced to FG qtz < FG subhedral Py- brown Sph and ss, 5 cm wide zone of gouge formed by milled rock-FG Py –Sph and ss. Fault planes at 60º of c.a.
180.80	182.30	3 vnlts in the interval 0.7 to 1 cm wide calcite totally replaced to FG qtz anhedral Py and < brown Sph and ss vnlts at 50º to 60º of c.a.
182.30	182.60	Brecciated vein zone, rock and calcite to qtz irregular fragments 0.2 to 3 cm wide lenses and vnlts, FG subhedral Py 15%< brown Sph and ss
182.60	188.20	Kuc Silts 90% to 95% thin bedded fine grain size 5% to 10% in 0.1 to 1 cm wide beds, bedding at 55º to 70º of c.a. , P-C alteration, 3 to 5 per meter 0.1 to 1.5 cm wide calcite replaced to FG qtz < brown Sph and ss vnlts at 20º to 30º and the widest vnlts at 60º to 80º of c.a.
188.20	188.40	Fault vnlts broken core in fragments < 5 cm long of milled rock. FG subhedral Py< Sph and ss
188.40	189.30	5 to 7 0.1 to 0.2 cm wide calcite to qtz FG Py < Sph and ss vnlts a t 0º to 10º and 50º to 70º of c.a.
189.30	189.89	Brecciated vein zone fragments of calcite totally replaced to FG qtz < FG Py, brown Sph and ss, gouge zones up to 10 cm wide formed by milled rock 20% to 30% of sulfides mainly FG subhedral to cubic Py<Sph- ss at 50º to 70º of c.a.
189.89	192.50	Kuc Caracol Silts 90% bedding at 40º of c.a. 8 to 10 per meter irregular hairline to 1.5 cm wide calcite replaced to FG qtz-FG anhedral Py-trz of Sph vnlts at 10º to 20º of c.a. and 60º to 80º of c.a. zones of 5 to 10 cm of fault gouge with Py < Sph at 50º to 70º of c.a., at bottom of the interval 70 cm of Bx formed by subangular 0.5 to 3 cm long rock fragments in calcite to qtz < sericite anhedral- Py groundmass trz of diss brown Sph and ss.
192.50	197.57	Kuc Silts 95% bedding at 50º of c.a., P-C alteration 3 to 5 per meter irregular 0.1 to 1 cm wide calcite replaced to qtz-FG anhedral to subhedral Py trz of brown Sph and ss vnlts at 0º to 10º and 40º to 60º and scarce at 80º of c.a. calcite to qtz replacement decreasing to the depth
197.57	197.77	10 to 15 cm wide banded calcite to FG qtz-FG subhedral Py, brown Sph and less ss vnlt at 60º to 70º of c.a.
197.77	203.00	Kuc Silts 90% irregular wavy 0.1 to 1.5 cm wide fine grain size S.S. beds wavy bedding at 50º to 60º of c.a. changing to 10º then 50º of c.a., P-C alteration 1 to 2 per meter irregular banded 0.1 to 2 cm wide calcite < FG Py lenses, 2 to 3 per meter 0.1 to 0.4 cm wide calcite wkly replaced to FG qtz < FG Py trz of Sph vnlts at 50º to 70º of c.a.
203.00	203.20	3 to 5 cm wide calcite wkly replaced to FG qtz –subhedral to cubic Py < brown Sph and ss brecciated veinlet at 50º of c.a.
203.20	207.45	Silts 90% bedding at 20º to 30º of c.a., P-C alteration 6 to 8 per meter irregular 0.2 to 1.5 cm wide calcite few of them wkly replaced to FG qtz. FG subhedral Py < brown Sph and ss vnlts at 0º to 10º 30º to 50º and few at 90º of c.a.
207.45	210.10	Kuc Caracol Fm Silts 90% fine grain size S.S. 10% in beds 1 to 2 cm wide, wavy

4

QTA-27

		bedding at 30º to 50º of c.a. P-C alteration decreasing amount of vnlts and amount of Sph and ss in vnlts to the depth, vnlts 0.1 to 0.6 cm wide at 30º to 50º of c.a. and less at 70º of c.a., zones up to 70 cm wide of wide apart 0.1 to 1 cm wide calcite trz of Py and Sph in stockwork.
210.10	213.70	Silts 60% to 70% fine to medium size grain S.S. 30% to 40% in wavy beds 5 to 50 cm wide, bedding changing from 60º to 30º of c.a. P-C alteration 2 to 3 per meter 0.1 to 0.5 cm wide calcite trz of FG anhedral Py vnlts at 60º to 90º of c.a.
213.70	215.19	Wide apart stockwork zones of 0.5 to 2 cm wide calcite vnlts, some druse calcite vnlts at 0º to 15º of c.a. 1 to 2 per meter 0.1 to 2 cm wide calcite wkly replaced to FG qtz subhedral Py trz of Sph vnlts at 60º of c.a.
215.19	222.70	Kuc Caracol Fm Silts 90% to 95% fine grain size 0.1 to 0.5 cm wide S.S. beds 5% to 10%, bedding at 20º to 30º of c.a., P-C alteration 3 to 4 per meter irregular 0.1 to 0.6 cm wide calcite trz of FG anhedral Py vnlts at 60º to 70º less at 5º to 10º of c.a. thinner vnlts at the low angles of the c.a.
222.70	224.25	Kuc Caracol Fm wavy bedding Silts 85% to 90%, fine grain size S.S. in beds 0.5 to 2 cm wide, bedding at 50º of c.a. wk to moderate sericite in some calcite vnlts walls, P-C alteration 3 to 5 per meter hairline to 0.3 cm wide calcite-sericite trz of FG Py vnlts at 0º to 20º of c.a.
224.25	239.67	Kuc Caracol Silts 85% to 90%, fine to medium size grain S.S. in wavy 0.1 to 3 cm wide beds 10% to 15%, bedding changing from 30º to 0º at top then 50º in the middle and 10º at bottom of the interval P-C alteration, 3 to 5 per meter 0.1 to 1 cm wide calcite scarce vnlts wkly replaced to FG qtz < Py vnlts at 0º to 10º of c.a. some vnlts at 20º to 30º and few vnlts with trz of ss at 60º to 70º of c.a.
239.67	242.62	Kuc Silts 90% wkly fractured zone, some irregular 0.1 to 0.7 cm wide calcite with open spaces less sericite and trz of FG Py irregular vnlts at 0º to 10º of c.a. and at 60º to 70º of c.a.
242.62	245.67	Kuc Caracol Fm Silts 95% bedding at 40º of c.a. P-C alteration, 1 per meter hairline to 0.1 cm wide calcite FG Anhedral Py vnlts at 0º to 20º of c.a.
245.67	254.38	Kuc Caracol Fm Silts 90% irregular 0.1 to 0.5 cm wide fine grain size, S.S. beds 10%, wavy bedding at 40º of c.a., P-C alteration 2 to 3 per meter hairline to 0.6 cm wide calcite vnlts at 0º less than 1 per meter 0.3 to 0.7 cm wide calcite partially replaced to FG qtz trz of Py and trz of ss vnlts at 40º to 55º of c.a. in the interval 1.5 cm wide banded calcite. rock and less FG Py vnlt at 70º of c.a. FG Py trz in micro lenses
254.38	255.38	3 in the interval 2 to 5 cm wide pebble dikes zones at 40º to 70º of c.a., druse calcite and voids in on of the dikes, in the interval 0.1 to 0.3 cm wide calcite FG Py trz of ss vnlts at 60º to 70º of c.a.
255.38	271.37	Kuc Silts 80% wavy and irregular fine to medium size grain S.S. beds 20%, folded bedding staring at 60º of c.a. at top then 0º to 20º from 258 to 262 and finally 40º of c.a. at bottom of the interval, slump features, 6 to 8 per meter irregular folded and broken 0.1 to 2.5 cm wide just one of 7 cm wide calcite, trz of FG Py and very scarce trz of ss in few vnlts at 0º to 15º of c.a., also at 40º to 60º of c.a. and very scarce at 70º of c.a., calcite forming few 10 to 70 cm wide zones of wide apart stockwork .
271.37	271.47	7 cm wide zone with pebble dikes and 3 cm wide veinlet of calcite totally replaced to FG qtz, anhedral Py < brown Sph and less black ss at 50º of c.a.
271.47	290.38	Kuc Caracol Fm Silts 90% irregular wavy 0.1 to 2.5 cm wide fine grain size S.S. beds 10%, ample folded bedding changing from 30º to 0º then 65º to 10º 0º and 50º at bottom of the interval, P-C alteration, trz to wk sericite at bottom of the interval, zones of 3 to 4 meters wide with 2 to 4 hairline to 0.3 cm wide calcite vnlts at 20º to 40º of c.a. and 60º to 70º of c.a., among zones of 1 to 5 m wide

5

QTA-27

		with 10 to 12 per meter irregular, folded and broken 0.5 to 3 cm wide calcite trz of FG Py vnlts in wide apart stockwork zones
290.38	299.54	Kuc Silts 90% irregular beds 0.2 to 2 cm wide of fine grain size S.S. 10%, wavy bedding in general at 65º to 75 ºof c.a., wk P-C alteration, scarce less than 1 per meter hairline to 0.3 cm wide, just one 2 cm wide calcite FG anhedral Py in thin bands vnlts, zones of 0.1 to 0.5 cm wide of FG anhedral Py diss at both walls of some vnlts
299.54	306.15	Kuc Caracol Fm Silts 90% to 95% bedding at 65º to 80º of c.a., 3 to 5 per meter irregular 0.1 to 0.5 cm wide calcite lenses and vnlts at 10º to 30º of c.a.
306.15	329.68	Caracol Fm Silts 90% wavy 0.1 to 3 cm wide fine grain size S.S. beds and few as subrounded lenses 10%, bedding at 65º to 85º of c.a., zones of 1 to 3 m wide with less than 1 per meter hairline to 0.5 cm wide calcite lenses and vnlts at 0º to 30º of c.a., among zones of 3 to 6 m wide with 5 to 7 per meter 0.2 to 0.8 cm wide calcite trz of FG Py vnlts at 0º to 20º and less at 70º to 80º of c.a.
329.68	331.60	Zones of 2 to 10 cm wide or irregular medium size grain S.S. 30%, Silts 70%, folded bedding changing from 60º to 0º of c.a., P-C alteration 4 cm wide fault zone at 330.48 m at 65º of c.a., wide apart stockwork zones of 0.1 to 1 cm wide calcite < sericite vnlts
331.60	344.50	Kuc Caracol Fm Silts 95% bedding at 50º to 60º of c.a., P-C alteration. Less than 1 per meter hairline to 0.2 cm wide calcite lenses and vnlts at 0º to 30º of c.a.
351.25	333.50	Bedding at 65º to 85º of c.a., zone of wide apart stockwork of 0.1 to 3 cm wide calcite trz of FG Py vnlts
353.50	360.53	Kuc Caracol Fm Silts 95% scarce 0.1 to 0.5 cm wide fine grain size S.S. 5%, bedding at 40º to 50º of c.a., wk P-C alteration 2 to 3 per meter hairline to 0.2 cm wide calcite trz of sericite trz of FG Py vnlts at 0º to 20º of c.a. and less 0.1 to 0.2 cm wide lenses
360.53	365.27	Silts 85% to 90% fine grain size S.S. 10% to 15% in beds 0.2 to 1 cm wide, bedding at 50º of c.a., 6 to 8 per meter hairline to 0.6 cm wide calcite trz of FG Py trz of sericite vnlts at 10º to 30º of c.a. and less at 50º to 70º of c.a.
365.27	368.81	Kuc Caracol Fm, Silts 90%, bedding at 40º to 50º of c.a., wk P-C alteration, 2 to 3 per meter 0.2 to 0.3 cm wide calcite vnlts at 20º to 40º of c.a.
368.81		End of Hole

6

QTA-28

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	Feb 3 / 2005
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES	1 of

Summary of DDH QTA-28-05; 699,784 E; 2,652,797 N, 340°/-60°, San Gregorio area
From	To	Description
0.00	3.05	No Core interval drilled with tricone bit
	10.67	Casing
3.05	15.10	Kuc Caracol Fm thin bedded Silts 90% to 95%, fine grain size S.S. beds 10% 0.1 to 0.5 cm wide, bedding at 60º of c.a., P-C alteration, fractured zone broken core in fragments usually less than 8 cm long, zones 80 to 90 cm long of only brown mud with small rock fragments, 6 to 8 per meter < 0.1 cm wide Goethite lenses, scarce < 1 per meter calcite Goethite vnlts at 0º to 15º of c.a. Goethite 1% in the interval
	15.10	Bottom of oxidation zone
15.10	22.20	Kuc Caracol Fm Silts 90% to 95% bedding at 50º of c.a. P-C alteration broken core fractured zone from 15.10 to 18.20 m, 2 to 3 per meter hairline to 0.1 cm wide calcite lenses and less vnlts at 30º to 40º of c.a. trz of FG anhedral Py in few calcite vnlts
22.20	24.30	8 to 10 per meter 0.1 to 0.8 cm wide irregular calcite< FG Py vnlts in stockwork most vnlts at 0º to 15º of c.a. less at 60º to 70º of c.a.
24.30	25.75	Kuc Caracol Fm silts 90% to 95%, bedding at 50º of c.a. P-C alteration 6 in the interval < 0.1 cm wide calcite lenses
25.75-	34. 60	Kuc Caracol Fm Silts 85% to 90% wavy 0.1 to 1 cm wide fine grain size S.S. beds at 60º of c.a., P-C alteration, 30 to 80 cm wide zones of advanced fracturing and few fault plans most along bedding, 5 to 15 cm wide zones of gouge formed by dark grey mud with < 1 cm long rock fragments, among zones of wk fracturing, irregular 0.2 to 2 cm wide calcite< FG Py broken vnlts at 45º of c.a. and at 60º to 80º of c.a. scarce calcite partially replaced to FG qtz, Pt 1% in the interval
34.60	46.00	Kuc Silts 90% to 95%, bedding changing from 60º to 0º at 38 m then 40º to 50º of c.a., P-C alteration to wk QSPC, moderate sericite in abundant calcite vnlts walls, moderate to advanced fracturing. 2 to 5 cm wide Bx by fault zones at 0º to 15º of c.a. and 40º to 60º of c.a., 8 to 10 per meter irregular hairline to 0.6 cm wide calcite-sericite and trz of FG Py vnlts at 0º to 30º and most along bedding as lenses, 30 to 50 cm wide zones of wide apart stockwork of 0.1 to 0.4 cm wide calcite-sericite< FG Py vnlts.
46.00	50.52	Fault zone, zones of gouge 6 to 30 cm wide, Silts 90%, bedding at 40º to 50º of c.a. wk QSPC alteration, moderate sericite in various < 0.1 cm wide calcite vnlts and milled in gouge zones, Fault planes at 40º and 60º of c.a. along and crossing beds, few at 5º to 15º of c.a.
50.52	53.50	Kuc Caracol Fm Silts 90%, fine grain size S.S. 10% in wavy beds 0.2 to 1 cm wide, bedding at 50º of c.a., Sericite-carbonates-Pyrite alteration, zone of 5 cm wide fault Bx At 30º of c.a., 4 to 6 per meter hairline calcite lenses and in sub

1

QTA-28

		parallel to bedding vnlts, trz of FG Py, few 0.1 to 0.8 cm wide calcite vnlts at 10º to 20º and scarce the wider at 70º of c.a.
53.50	54.65	Wavy bedding at 50º to 60º of c.a. wk QSPC alteration, 4 irregular 0.3 to 1 cm wide calcite partially replaced to FG qtz vnlts at 50º to 60º of c.a. crossing bedding, various 6 to 8 per meter irregular 0.1 to 0.3 cm wide FG subhedral to cubic Py vnlts and lenses, Py in the interval 2% to 3%, fault Bx zone 10 cm wide with calcite-sericite< Py at 60º of c.a.
54.65	62.40	Kuc Caracol Fm Silts 90% fine grain size wavy 0.1 to 1 cm wide S.S: beds, bedding at 50º of c.a., P-C alteration wk sericite in calcite vnlts walls, zones of old deformation formed by irregular and broken beds with 0.1 to 1 cm wide irregular and folded calcite-sericite vnlts., zones 3 to 40 cm wide of Bx by faulting formed by calcite-rock fragments and FG Py diss in milled rock groundmass at 20º to 40º of c.a., crossing bedding, Py in interval 2% to 3%
62.40	65.60	Kuc Caracol Fm Silts 90% thin bedded, fine grain size S.S. 10% in beds 0.1 to 2.5 cm wide, bedding at 60º to 75º of c.a., P-C alteration, scarce sericite in scarce 0.1 to 0.2 cm wide calcite vnlts walls at 10º to 50º of c.a. FG Anhedral Py 1% in thin vnlts.
65.60	65.65	1.7 to 3 cm wide calcite totally replaced to FG qtz< FG anhedral Py< brown Sph trz of ss and stibnite vnlt at 60º of c.a.
65.65	68.88	Kuc 5 fault zones 2 to 35 cm wide Bx ed rock and calcite in milled rock gouge zones, fault planes at 60º of c.a.
68,88	116.90	Kuc Caracol Fm Silts 90% to 95%, lightly wavy bedding, fine grain size irregular 0.1 to 1.5 cm wide S.S. beds 5% to 10%. P-C alteration, ample folded bedding changing from 60º to 0º then 50º, most of the interval at 40º to 50º of c.a. zones of º to 10º, P-C alteration, 1 to2 per meter hairline to 0.5 cm wide calcite trz of FG anhedral Py vnlts at 0º to 20º of c.a. and at 60º to 75 º of c.a., very scarce calcite partially replaced to FG qtz vnlts.
116,90	124.23	Kuc Caracol Fm folded wavy bedding , Silts 95%, two main Bx by faulting zones 70 and 170 cm wide along c.a., fault planes at 40º , 60º and 75º to 90º of c.a., 6 in the interval irregular 1.0 to 2.5 cm wide brecciated calcite partially replaced to FG qtz-FG Py trz of Sph and ss vnlts at 40º to 60º of c.a., Fault Bx formed by subangular to subrounded mostly rock and scarce calcite to qtz 0.2 to 2.5 cm long fragments in milled rock dark grey colour groundmass calcite replacement to qtz decreasing from the centre of the interval to the walls, druse calcite at 0º to 20 of c.a. at bottom of the interval, FG anhedral Py in thin < 0.1 cm wide vnlts and in calcite Py 2% to 3%
124.23	132.89	Kuc Caracol Fm, Silts 90%, 0.1 to 1 cm wide fine grain size S.S. beds 10% at 30º to 45º of c.a., 2 to 3 meters wide zones with 8 to 10 < 0.1 cm wide calcite wk sericite vnlts, moderate fractured zones, fractures at 10º to 20º and 40º to 60º of c.a. among 40 cm to 2,2 m wide with scarce 1 to 2 per meter fractures and 2 to 3 per meter 0.2 to 1.2 cm wide calcite vnlts at 30º to 40º of c.a. and less at 60º to 75º of c.a.
132.89	143.60	Caracol Fm Silts 95%, 0.1 to 0.2 cm wide fine grain size S.S. 5%, ample folds, zone, bedding changing from 40º to 0º and again 40º of c.a., some micro folds, P-C alteration, 2 to 3 per meter 0.1 to 0.2 cm wide calcite vnlts at 10º to 30º of c.a. and 40º to 60º of c.a., trz of sericite and FG Py in scarce vnlts.
143.60	144.10	Fractured zone, 10 to 12 fractures in the interval at 5º to 15º and 60º to 75º of c.a., scarce blade calcite textures-trz of sericite in vnlts at 80º of c.a.
144.10	145.13	Trz of fine grain size Stibnite rosettes in scarce < 0.1 cm wide calcite vnlts at 20º to 30º of c.a.
145.13	151.18	4 to 6 per meter 0.1 to 0.3 cm wide calcite trz of FG Py vnlts at 5º to 20º of c.a.

2

QTA-28

		and 60º to 75º of c.a.
151.18	162.30	Kuc Caracol Fm Silts 95% to 99%, very scarce fine grain size < 0.2 cm wide S.S. beds 1% to 5%,bedding from 40º to 0º and then 20º of c.a. P-C alteration, less than 1 per meter hairline to 0.1 cm wide calcite vnlts at 40º to 60º, less at 70º of c.a.
162.30	163.00	6 vnlts in the interval 0.1 to 0.6 cm wide calcite FG Py trz of Sph < ss vnlts at 40º to 60º of c.a.
163.00	169.50	Kuc Caracol Fm Silts 95% fine grain size S.S. beds 5%, wavy irregular 0.1 to 1 cm wide beds. P-C alteration 1 vnlt every 2 m 0.1 to 0.3 cm wide of calcite trz of Py at 20º to 30º of c.a.
169.50	170,00	6 to 8 in the interval irregular hairline to 0.3 cm wide calcite FG anhedral Py trz of ss vnlts at 40º to 60º of c.a. and 0º to 15º of c.a. of only calcite.
170.00	187.65	Kuc Caracol Fm Silts 95% wavy bedding changing from 0º to 40º0 then 80º of c.a., P-C alteration, zones 2 to 3 m wide with 6 to 8 per meter irregular 0.1 to 0.6 cm wide calcite trz 0of Py vnlts at 0º to 10º in the zones of low angle bedding related to the c.a.,, 3 to 5 vnlts per meter in zones 10 to 12 m wide with bedding at 40º to 80º of c.a., the vnlts mainly of calcite, few of calcite replaced to FG qtz. Scarce with trz of brown Sph and ss
187.65	188.12	4 vnlts in the interval 0.3 to 6 cm wide calcite wkly replaced to FG qtz-subhedral to cubic Py and less thin bands of Sph and trz of ss vnlts at 60º to 80º of c.a.
188.12	190.90	Silts 90% fine grain size irregular S.S. beds 0.3 to 1 cm wide, few subangular 2 to 5 cm long rock fragments in S.S. beds, bedding at 40º to 60º of c.a., P-C alteration, 6 to 8 in the interval usually 0.1 to 0.3 cm wide, just one of them 1.7 cm wide calcite wkly replaced to FG qtz< FG Py vnlts at 40º, 60º and 80º of c.a. Pt trz in the interval
190.90	191.00	3.5 cm wide calcite wkly replaced to FG qtz ss and less subhedral Py vnlt at 60º of c.a.
191.00	193.80	Kuc Silts 95% bedding at 60º to 40º of c.a. P-C alteration, scarce 1 per meter 0.2 to 0.3 cm wide calcite< FG Py trz of ss vnlts at 30º and 50º to 60º of c.a.
193,80	199.10	Kuc Bedding at 40º to 60º of c.a., broken zone abundant fractures with sericite most at 0º to 15º of c.a., also fractures at 40º to 60º of c.a., Wk QSPC alteration, 6 to8 per meter irregular 0.1 to 1 cm wide calcite-sericite > FG Py vnlts at 0º to 10º of c.a. and 40º to 60º of c.a., 2 to 3 cm wide gouge zones with planes at 60º of c.a., just 2 vnlts in the interval 1.5 to 3 cm wide of banded calcite FG subhedral Py and trz of ss at 60º to 70º of c.a.
199.10	212.08	Kuc Caracol Silts 90% at top and decreasing to 80º to the bottom of the interval. Fine grain size irregular and wavy S.S. beds 0.2 to 7 cm wide, bedding 40º to 60º of c.a. then 85º of c.a., few ample small folds,, P-C alteration 6 to 8 per meter 0.1 to 3.5 cm wide bended calcite trz of FG Py vnlts and lenses, 1 every 2 meters 0.3 to 2.2 cm wide calcite wkly replaced to FG qtz. FG subhedral Py trz of ss and Sph vnlts at 50º to 75 ºo f. c.a.
212.08	212.14	Fault with banded calcite< FG Py at 55º of c.a.
212.14	227.38	Kuc Silts 90% wavy and irregular fine grain size 0.2 to 2.5 cm wide S.S. beds 10%. Bedding 50º to 65º of c.a., P-C alteration wk sericite in scarce calcite vnlts walls. Zones 4 to 6 meters wide with 8 to 10 per meter 0.2 to 2 cm wide calcite vnlts in wide apart stockwork, 4 to 6 m in the interval 0.5 to 3 cm wide calcite partially replaced to FG qtz anhedral to subhedral Py and trz of Sph and ss vnlts at 50º to 80º of c.a.
227.38	242.65	Silts 90% irregular 0.1 to 1.5 cm wide fine grain size S.S. beds and few as lenses 10%. Bedding at 40º to 75º of c.a., P-C alteration usually 1 to 2 per meter 0.1 to 0.5 cm wide calcite vnlts at 40º to 60º of c.a., just 2 to 3 in the interval 0.2

3

QTA-28

to 3.5 cm wide calcite partially replaced to FG qtz subhedral Py< As Py trz of Sph and ss vnlts at 70º to 80º of c.a., zones of 60 cm to 1 m wide of 6 0.2 to 2 cm wide banded calcite trz of sericite FG anhedral Py vnlts.

242.65	44.00

Bedding changing from 60º to 0º of c.a. sericite trz in few calcite vnlts walls, 2 vnlts 1 to 1.3 cm wide calcite replaced to FG qtz-brown Sph and less ss FG subhedral Py vnlts at 50º and 60º of c.a., 10 vnlts in the interval 0.1 to 0.2 cm wide calcite brown < FG Py and less ss vnlts at 10º .30º 60º and 75º of c.a.

244.00	247.70	Silts 95% bedding changing from 0º to 35º then 20º of c.a. P-C to wk QSPC alteration. Moderate sericite in some calcite vnlts walls, 4 to 6 per meter 0.1 to 0.3 cm wide FG Py < Sph-ss calcite wkly replaced to FG qtz vnlts at 50º to 70º of c.a. vnlts increasing amount and with ness to the depth
247.70	247.85	Fault at 45º of c.a. 6 cm wide gouge zone. Milled rock-FG Py
247.85	251.76	Kuc Caracol Fm Silts 85% to 90% fine grain size irregular 0.1 to 2.5 cm wide beds 10%, bedding at 40º to 55º of c.a., P-C alteration wk sericite in scarce calcite vnlts, 6 to 8 per meter 0.2 to 1.2 cm wide calcite partially replaced to FG qtz < FG anhedral to subhedral Py < brown Sph and ss vnlts at 40º to 65º of c.a. replacement to qtz on calcite and width ness of vnlts increasing to depth
251.76	256.10	Kuc Silts 90% bedding changing from 50º to 0º then 60º of c.a., P-C alteration wk to moderate sericite in calcite vnlts walls, 10 to 12 per meter 0.1 to 0.5 cm wide calcite partially replaced to FG qtz-sericite FG Py ss and less Sph vnlts at 30º to 50º and 60º to 75 º o f. c.a., 5 vnlts in the interval 1.5 to 6 cm wide calcite almost totally replaced to FG qtz < sericite anhedral to subhedral Py ss and Sph vnlts at 50º to 75º of c.a. some of then in fault zones with some Bx
256.10	256.80	Stockwork of 0.1 to 0.6 cm wide FG Py < calcite to qtz-ss trz of pyrargyrite Sph vnlts 1 vnlt 1 cm wide calcite totally replaced to FG qtz < Sph and ss vnlt at 50º of c.a.
256.80	257.08	27 cm wide vein formed by massive subhedral to cubic Py-black silver ss. Sph < calcite totally replaced to FG qtz at 70º to 85 ºof c.a. total sulfides 40% to 50%
257.08	257.70	Silts 95% wk silicification wk QSPC alteration no bedding visible, stockwork with small some small void spaces of 0.1 to 0.2 cm wide FG anhedral to subhedral Py < ss and Sph < calcite partially replaced to FG qtz –sericite vnlts
257.70	258.81	Kuc Caracol Fm Silts 90% irregular wavy 0.1 to 0.5 cm wide fine grain size SS beds 10%, bedding at 50º to 65º of c.a. P-C alteration, 10 to 12 per meter 0.1 to 0.3 cm wide calcite partially replaced to FG qtz, FG anhedral Py and trz of ss and Sph vnlts at 20º to 40º of c.a. and 75º to 85 ºof c.a.
258.81	261.10	Silts 85% to 90% fine grain size S.S. in irregular and wavy beds 0.1 to 2 cm wide, bedding at 60º of c.a. P-C alteration, 6 to 8 per meter 0.1 to 1.5 cm wide calcite locally replaced to FG qtz subhedral Py and trz of ss vnlts at 50º to 70º of c.a.
261.10	263.96	Silts 95% P-C alteration 1 to 2 per meter irregular calcite wkly replaced to FG qtz Py vnlts at 10º and 60º of c.a.
263,96	266.57	5 in the interval 0.3 to 5 cm wide irregular calcite totally replaced to FG qtz trz of FG anhedral Py lenses at 60º and less vnlts at 30º of c.a.
266.57	268.55	Kuc Caracol Fm Silts 90% to 95% bedding at 70º of c.a. P-C alteration just one 1.5 to 2 cm wide calcite replaced to FG qtz < FG Py trz of Sph vnlt at 60º of c.a.
268.55	268.67	Fault zone broken core Fault planes at 70º of c.a.
268.87	280.80	Silts 90% to 95% bedding changing from 65º to 20º of c.a. P-C alteration wk sericite in zones 0.5 to 1 cm wide with scarce fractures at 0º to 15º of c.a., 1 to 3 per meter 0.1 to 1.3 cm wide calcite replaced to FG qtz with trz of to wk Sph < ss vnlts at 10º to 20º and 60º to 70º of c.a., 1 to 2 per meter calcite-FG Py vnlts at 0º to 10º0 and 60º to 80º of c.a.

4

QTA-28

		228.10-229.07 m 6 to 8 per meter 0.1 to 0.3 cm wide just one 1.3 cm wide brown Sph < ss, FG anhedral Py < calcite to FG qtz vnlts at 30º and 60º of c.a.
280.80	281.60	Silts 95% bedding at 10 ºto 25º of c.a. P-C alteration 9 in the interval usually 0.1 to 0.4 cm wide just one 1.2 cm wide calcite to FG qtz FG subhedral Py < Sph and ss vnlts wider vnlts at 20º to 30º of c.a. and thinner vnlts at 60º to 70º of c.a.
281.60	286.70	Kuc Caracol Fm Silts 90% to 95%. Fine grain size 0.2 to 1 cm wide S.S. beds, bedding changing from 0º to 40º then 10º of c.a., P-C alteration wk sericite in < 0.1 cm wide calcite vnlts walls, 1 to 2 per meter 0.2 to 0.4 cm wide calcite to FG qtz < FG subhedral Py trz of ss vnlts at 0º to 30º and 60º of c.a.
286.70	286.72	Banded calcite wkly replaced to FG qtz < Bx of rock fragments druse qtz FG Py and trz of ss vnlt at 50º of c.a.
286.72	298.45	Kuc Caracol Fm Silts 70% to 80%, irregular and wavy 0.2 to 10 cm wide fine grain size S.S. beds, 20% to 30%, bedding changing from 40º to 0º , P-C alteration 4 to 6 per meter 0.1 to 0.3 cm wide calcite FG Py vnlts at 10º to 30º and less at 60º of c.a. 0.5 to 1 per meter 0.1 to 0.6 cm wide calcite partially replaced to FG qtz < FG Py trz of brown Sph vnlts at 30º to 40º and less at 60º to 85º of c.a.
248.95	337.50	Kuc Caracol Fm Silts 85% to 90% of c.a. Wkly irregular 0.2 to 2 cm wide fine grain size S.S. beds 10% to 15%, P-C alteration 2 to 3 m wide zones with 6 to 8 per meter calcite < FG Py vnlts at 10º to 30º and less 60º to 85º of c.a., very scarce 1 every 3 meters 0.2 to 0.8 cm wide calcite to FG qtz FG Py scarce AsPy < ss vnlts at 50º to 70º of c.a.
337.50	337.60	8 cm wide calcite replaced to FG qtz some voids FG anhedral to subhedral Py 5% to 10% < Sph and ss vnlt at 80º to 85º of c.a. FG anhedral Py in 0.1 to 1 cm wide bands at bottom of the interval
337.60	338.40	FG anhedral Py in irregular 0.2 to 0.5 cm wide vnlts and lenses Py 2% to 3%
338.40	344.23	Kuc Caracol Fm Silts 80% to 85% fine grain size 0.2 to 2.3 cm wide S.S. beds 15% to 20%. Bedding at 30º to 0º then 40º of c.a. P-C alteration wk sericite at bottom of the interval, zones of 40 to 60 cm wide of 6 to 8 hairline to 0.4 cm wide calcite vnlts in stockwork among zones of 2 to 3 per meter hairline to 0.6 cm wide calcite < sericite, scarce FG Py vnlts at 20º to 30º of c.a.
344.23	352.90	Kuc Caracol Fm Silts 80% to 85%, fine grain size S.S. beds 0.5 to 2 cm wide in irregular and wavy S.S. beds 15% to 20% bedding changing from 490º to 0º then 50º of c.a., P-C alteration moderate sericite in some calcite vnlts, 3 to 5 per meter irregular hairline to 0.2 cm wide calcite-sericite-trz of FG Py vnlts at 0º to 30º of c.a. less at 40º to 50º of c.a., just one vnlt 2 cm wide with druse calcite at 25º of c.a. to a depth 352.85 m.
352.90	364.38	Kuc Silts 80% irregular wavy 0.1 to 2 cm wide fine grain size S.S. beds and lenses 20%, bedding at 50º to 75º changing to 50º to the depth, P-C alteration, 4 to 6 per meter irregular 0.2 to 1.2 cm wide calcite vnlts at 10º to 30º of c.a. increasing amount to 8 to 10 per meter to the depth of the interval
364.38	364.60	Zone of Bx by old faulting, rock + calcite fragments in milled rock< calcite- sericite groundmass, few calcite vnlts at bottom of the interval
364.60	370.64	Kuc Caracol Fm Silts 85% to 90%, wavy irregular 0.1 to 2 cm wide S.S. beds. Bedding from 10º to 80º of c.a., P-C alteration 4 to 6 per meter 0.1 to 1.5 cm wide calcite trz of FG Py vnlts at 0º to 10º, 30º to 40º and 60º of c.a.
370.64	373.10	Zone of broken core, moderate sericite in abundant calcite hairline to 0.2 cm wide vnlts in stockwork in zones 60 cm to 1 m wide among rock sections up to 40 cm long, fault planes at 10º of c.a. at bottom
373.10	389.90	Kuc Silts 90% broken core consolidated rock fragments in small 5 to 10 cm long zones, irregular bedding changing from 80º to 0º and 50º changing to 0º to 10º

5

QTA-28

		at depth, P-C alteration, 6 to 8 per meter irregular 0.1 to 0.5 cm wide calcite vnlts at 30º to 60º of c.a., zones 10 cm to 40 cm long with 0.5 to 3 cm wide druse calcite vnlts in stockwork
389.90	395.33	Silts 95% fine grain size 0.1 to 1 cm wide S.S. beds wavy and slump features, bedding from 0º to 10º , 70º down to 40º and finally 80º to 85º of c.a. at bottom of the interval, P-C alteration 1 to 2 per meter hairline to 0.2 cm wide calcite vnlts at 40º to 70º of c.a. at top of the interval varying to 6 to 8 per meter irregular banded calcite lenses and less 0.2 to 0.3 cm wide calcite vnlts at bottom of the intervalº
395.33		End of Hole

6

QTA-29

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	Feb 9 / 2005
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES	1 of

Summary of DDH QTA-29-05; 699,329 E; 2,652,567 N, 340°/-60°, Concordia area

From	To	Description
0.00	3.66	Broken core fragments < 5 cm long Silts 90% to 95% wk Goethite in fractures, trz of MnOx oxides trz to 1%
3.66	7.82	Kuc Caracol Fm light grey greenish Silts 90% to 95%, fine grain size 0.1 to 2 cm wide S.S. beds, bedding changing from 85º to 60º of c.a. P-C alteration, brown to tan Goethite in thin 0.1 to 0.3 cm wide lenses, Goethite trz to 1%, very scarce less than 1 per meter hairline to 0.1 cm wide calcite-Goethite vnlts at 30º and 60º to 85º of c.a.
7.82	17.40	Kuc Caracol Fm Silts 95%, 0.5 to 7 cm wide S.S. beds 5%, bedding at 70º to 80º of c.a., P-C alteration 4 vnlts in the interval 0.5 to 1 cm wide of calcite at 80º, tan colour Goethite diss 3% to 4% staining the rock.
17.40	25.00	Dark grey Silts 95%, fine grain size 0.5 to 5 cm wide S.S. 5%, bedding 70º to 80º, P-C alteration, 3 calcite vnlts in the interval 0.5 to 1 cm wide, Goethite diss 3% to 5% and in < 0.1 cm wide lenses from 21.70 to 22.20
25.00	36.90	Silts 90%, fine grain size 0.5 to 3 cm wide S.S. beds 10%, bedding at 70º to 80º, P-C alteration, 5 in the interval 0.5 to 1 cm wide calcite vnlts at 30º to 60º of c.a.
	22.20	Bottom of oxidation zone
	22.30	10 cm wide Bx zone Silts fragments in calcite groundmass
		26.30-26.70 m irregular 0.5 to 3 cm wide calcite-FFG Py vnlts in stockwork, Py 2% to 3%
36.90	40.00	Kuc Caracol Fm Silts 95%, fine grain size 0.5 to 3 cm wide S.S. beds 5%, bedding at 70º of c.a., P-C alteration, 2 per meter 0.2 to 0.5 cm wide calcite-trz of FG subhedral to cubic Py vnlts at 30º and 50º of c.a.
40.00	52.00	Kuc Caracol Fm fine grain size S.S. 60% in 0.5 to 1 cm wide beds, thin bedded Silts 40%, bedding 60º to 70º of c.a., wk QSPC alteration, wk sericite in calcite vnlts walls, some calcite vnlts wkly replaced to FG qtz, 8 in the interval 0.5 to 1 cm wide calcite wkly replaced to FG qtz-FG anhedral and cubic Py 1% to 3% vnlts at 50º to 70º of c.a. 49.20-49-45 m Fault Bx formed by Silts fragments in calcite replaced to FG qtz < sericite groundmass
		49.20-49-45 m Fault Bx formed by Silts fragments in calcite replaced to FG qtz < sericite groundmass
52.00	70.00	Silts 60% fine grain size S.S. 40% in beds 0.5 to 3 cm wide, bedding 50º to 70º of c.a., wk QSPC, wk sericite 1 per meter 1 to 5 cm wide calcite partially replaced to FG qtz < FG anhedral Py vnlts at 40º to 60º of c.a., 20 cm wide zone of wide apart stockwork formed by 1 to 5 cm wide calcite to qtz < FG anhedral Py vnlts.
70.00	83.85	Kuc Caracol Fm Silts 80% fine grain size wavy 1 to 4 cm wide S.S: beds 20%, bedding at 50º to 70º of c.a., wk QSPC alteration, wk sericite in some calcite

1

QTA-29

		vnlts and less as diss, 3 to 5 per meter 1 to 4 cm wide calcite few of them wkly replaced to FG qtz-FG anhedral Py 2% to 5% vnlts at 30º to 50º and 70º of c.a. FG Py clouds 2% P-C alteration wk sericite in calcite vnlts walls, zones of old deformation formed by irregular and broken beds with 0.1 to 1 cm wide irregular and folded calcite-sericite vnlts., zones 3 to 40 cm wide of Bx by faulting formed by calcite-rock fragments and FG Py diss in milled rock groundmass at 20º to 40º of c.a., crossing bedding, Py in interval 2% to 3%
		76.66-77.10 m Consolidated Fault Bx zone, 1 to 5 mm qtz fragments, fault planes along bedding.
83.85	98.60	Kuc Caracol Fm Silts 80%, fine grain size 0.5 to 3 cm wide S.S. beds 20%, bedding at 40º to 60º of c.a., P-C alteration wk sericite diss, 1 every 2 m 0.2 to 0.5 cm wide calcite-FG anhedral Py vnlts at 30º to 40º of c.a.
98.60	108.71	Fine grain size S.S. 60% in beds 1 to 8 cm wide, Silts 40%, bedding at 70º of c.a., P-C alteration, 2 in the interval 0.5 cm wide calcite< sericite vnlts at 60º of c.a.
		98.86-99.36 m Bx by fault zone formed by 0.1 to 0.2 cm long S.S. fragments in milled rock, moderate sericite diss in groundmass, fault planes at 40º of c.a.
		104.00-104.20 m Gouge Bx zone by fault, wk sericite in groundmass
108.71	121.85	Silts 80% fine grain size 0.5 to 2 cm wide S.S. beds 20%, bedding at 60º to 70º of c.a., P-C alteration, 2 per meter 0.5 to 1 cm wide calcite trz of FG anhedral Py vnlts at 30º to 40º of c.a.
121.85	135.80	Silts 95% fine grain size S.S. 5%, bedding at 60º to 70º of c.a., P-C alteration 2 vnlts in the interval 1 cm wide of calcite-wkly replaced to FG qtz-FG anhedral Py at 60º to 70º of c.a. 128.50-132.10 m 6 faults in the interval 0.1 to 0.2 cm wide with wk sericite. Fault planes at 40º to 60º of c.a.
135.80	160.20	Kuc Caracol Fm, Silts 90%, fine grain size S.S. in beds 0.5 to 3 cm wide 10%, bedding at 30º to 80º of c.a., just one 3 cm wide calcite to FG qtz vnlt at 151.00 m, 2% of FG Py lenses.
		145.00-146.41 m Stockwork of 2 to 3 cm wide calcite vnlts
		153.00-153.20 m Fault zones dark grey milled rock with 3% to 5% of FG Py diss.
160.20	176.60	Silts 95% fine grain size 0.5 to 3 cm wide S.S. beds 5%, bedding at 70º to 80º of c.a. wk P-C alteration, 2 per meter 0.2 to 0.5 cm wide calcite-2% to 3% of FG anhedral Py vnlts at 30º to 70º of c.a.
176.60	185.60	Kuc Caracol Fm Silts 95%, 0.5 to 2 cm wide fine grain size S.S. beds 5%, bedding 70º to 80º of c.a. wk P-C alteration, 2 in the interval 0.2 to 1 cm wide calcite vnlts at 30º and 70º of c.a.
185.60	191.20	Silts 90% S.S. 10%, bedding at 70º of c.a., wk QSPC alteration moderate sericite in fractures and in calcite vnlts walls, 3 per meter 0.5 to 5 cm wide calcite almost totally replaced to FG qtz, Sph less ss and trz of FG anhedral Py vnlts at 20º to 30º , 50º to 60º and 80º to 85º of c.a.
191.20	206.40	Kuc Caracol Fm Silts 95% fine grain size S.S. 5% in beds 0.5 to 2 cm wide, bedding at 40º to 60º, wk P-C alteration, 4 in the interval 0.2 to 1 cm wide calcite trz to 1% of FG anhedral Py vnlts at 20º 40º to 50º and 60º of c.a.
206.40	212.14	Kuc Caracol Fm Silts 95%, 0.5 to 3 cm wide fine grain size S.S. 5%, bedding changing from 0º to 30º then 50º of c.a. wk QSPC alteration, wk sericite in some calcite vnlts walls. Less as diss, 1 per meter 0.2 to 0.5 cm wide druse calcite wkly replaced to FG qtz with 3% to 5% of FG Py vnlts, 2 irregular 0.6 to 1.5 cm wide 10% of FG Py < Sph and ss vnlts at 0º to 30º of c.a.
212.14	214.63	Silts 95%, fine grain size S.S. 5%, bedding changing from 60º to 40º of c.a., P-C alteration, 8 to 10 per meter irregular 0.2 to 1.5 cm wide calcite wkly replaced to

2

QTA-29

		FG qtz < FG anhedral Py vnlts at 20º to 30º and 60º to 85º of c.a. only 1 vnlt with trz of ss.
214.63	218.24	Kuc Caracol Fm Silts 95% in 0.1 to 3 cm wide beds, fine grain size S.S. in beds 0.1 to 0.5 cm wide beds 5%, ample folds, bedding changing from 45º to 50º then 30º of c.a. P-C alteration, stock work zone of 0.1 to 4 cm wide calcite replaced to FG qtz-FG anhedral Py vnlts, 0.2 to 0.6 cm wide only FG anhedral Py in irregular micro-vnlts and lenses and less diss 3% to 5%.
		215.73 m 3 cm wide Pebble dike at 30º of c.a.
		216.15 m 3 cm wide fault Bx zone at 30º of c.a.
218.24	218.37	Fault zone 5 cm wide gouge formed by subangular rock fragments in rock- calcite-sericite milled groundmass, wk to moderate sericite trz of FG Py, fault planes at 70º of c.a.
218.37	220.00	Silts 95% bedding from 70º to 30º then 80º of c.a., wk QSPC alteration, wk sericite, stockwork of irregular and folded and broken 0.2 to 2 cm wide calcite totally replaced to FG qtz –FG anhedral to subhedral Py, 3 to 4 in the interval 0.2 to 0.3 cm wide FG Py < brown Sph-trz of ss < Calcite to qtz vnlts at 20º to 30º of c.a., irregular 0.1 to 0.4 cm wide only FG Py lenses
220.00	222.10	Silts 95%, fine grain size S.S. in wavy 0.1 to 0.7 cm wide beds 5%, bedding changing from 80º to 30º then 75º of c.a., P-C alteration 4 to 6 per meter irregular hairline to 0.3 cm wide calcite < FG Py trz of Sph vnlts at 60º to 85º of c.a.
222.10	222.72	Fault zone 3 to 5 cm wide of gouge at 50º of c.a. at bottom of the interval, irregular 0.2 to 0.6 cm wide calcite wkly replaced to FG qtz vnlts in wide apart stockwork zone at top of the interval.
222.72	224.90	Bedding changing from 40º to 20º of c.a. wk QSPC alteration, 10 to 12 per meter irregular 0.2 to 0.4 cm wide FG Py < Sph and ss-calcite replaced to FG qtz vnlts at 10º to 30º and 60º to 70º of c.a., scarce 0.2 to 1.2 cm wide calcite to FG qtz- FG Py irregular vnlts at 60º of c.a.
226.55	227.10	Bx zone with irregular 0.5 to 2.5 cm wide of massive anhedral to subhedral Py < brown Sph and ss less calcite to qtz vnlts at top of the interval, 15 to 20 cm wide of Bx by fault zone with subangular to subrounded rock fragments in calcite to FG qtz-3 % to 5% of FG anhedral to subhedral Py-trz of Sph and ss diss groundmass, and 5 cm wide zone of banded calcite-FG anhedral Py trz of Sph vnlt at bottom of the interval at 50º to 60º of c.a.
227.10	228.45	Kuc Caracol Fm Silts 95% fine grain size 0.1 to 0.2 cm wide S.S. beds 5%, bedding at 20º to 10º of c.a. P-C alteration, 4 to 6 per meter 0.1 to 0.4 cm wide subhedral to cubic Py trz of brown Sph< Calcite to FG qtz vnlts at 30º to 40º of c.a., 10 to 15 per meter FG anhedral to medium size grain subhedral Py vnlts at 60º to 80º and less at 20º to 30º of c.a. Py 7% in the interval
228.45	231.12	Silts 90% to 95%, fine grain size S.S. in beds 0.2 to 0.8 cm wide beds 5% to 10%, bedding changing from 20º to 60º of c.a., P-C alteration, 3 to 4 per meter irregular 0.1 to 0.2 cm wide calcite replaced to FG qtz vnlts at 20º to 30º of c.a., 2 to 3 per meter 0.2 to 0.6 cm wide FG Py lenses most in S.S. beds, Py 2% to 3%.
231.12	233.00	Kuc Caracol Fm, bedding changing from 60º to 10º then 20º of c.a. 2 in the interval 0.6 to 1.2 cm wide calcite totally replaced to FG qtz < FG subhedral Py < ss and trz of Sph vnlts at 30º of c.a.
233.00	238.80	Silts 90%, 0.1 to 0.3 cm wide fine grain size S.S. 10%, ample folds, bedding changing from 20º to 0º then 40º of c.a., P-C alteration, 2 to 3 per meter irregular 0.2 to 0.5 cm wide calcite vnlts at 10º to 30º and 70º to 80º of c.a., 6 to 8 per meter FG anhedral Py in 0.1 to 0.2 cm wide lenses or irregular small clouds

3

QTA-29

		most in S.S. beds, Py 2% to 3%.
238.80	239.10	8 to 9 cm wide vnlt formed by 4 to 5 cm wide massive subhedral Py 30% to 40%, less brown Sph and trz of ss vnlt at 70º to 80º of c.a. and 3 to 4 cm wide of calcite to FG qtz band, rest of the interval irregular broken and deformed hairline to 0.4 cm wide calcite vnlts in wide apart stockwork.
239.10	249.00	Kuc Caracol bedding changing from 401 to 501 of c.a. zones of 1.2 to 1.5 m wide of stockwork of 0.2 to 0.4 cm wide calcite trz of FG Py vnlts, usually 4 to 6 per meter irregular 0.1 to 0.3 cm wide calcite occasionally replaced to FG qtz < FG anhedral Py vnlts at 20º to 30º of c.a. and 60º to 80º of c.a. and less as lenses. Silts 95% wk silicification wk QSPC alteration no bedding visible, stockwork with small some small void spaces of 0.1 to 0.2 cm wide FG anhedral to subhedral Py < ss and Sph < calcite partially replaced to FG qtz –sericite vnlts
249.00	249.15	1 cm wide FG anhedral to subhedral Py < ss and Sph lens. In Silts rock
249.15	251.66	Kuc Caracol 95% silts, bedding 40º to 50º of c.a., P-C alteration 6 to 8 per meter 0.2 to 3 cm wide banded calcite partially replaced to FG qtz-FG anhedral Py and less grey ss < Sph lenses, FG anhedral Py clouds and 1 0.3 cm wide vnlt at 30º of c.a. Py 3% to 5%
251.66	251.90	2 to 3 cm wide Bx by Fault, irregular calcite FG anhedral Py trz of ss vnlts at 50º of c.a. fault planes at 50º at top and 30º at the bottom.
251.90	266.10	Kuc Caracol Fm Silts 95% irregular and wavy 0.2 to 0.4 cm wide fine grain size S.S. beds and lenses 5%, bedding at 40º to 50º of c.a., P-C alteration, 2 to 3 per meter hairline to 0.2 cm wide calcite vnlts at 10º to 30º and less at 50º to 60º of c.a., scarce 1 every 2 to 3 meters 0.2 to 1 cm wide calcite wkly replaced to FG qtz subhedral Py, brown to black Sph and less ss vnlts at 50º to 60º of c.a.
266.10	284.10	Kuc Caracol Fm Silts 90% to 95%, 0.1 to 0.3 cm wide S.S. beds 5% to 10%, bedding at 50º to 30º of c.a., P-C alteration 1 to 2 per meter 0.1 to 0.3 cm wide calcite trz of Py vnlts at 10º to 30º and 50º to 60º of c.a. less than 1 per meter 0.2 to 2 cm wide banded calcite trz of FG Py lenses.
284.10	284.30	1 to 2 cm wide anhedral to subhedral Py< calcite to FG qtz < sericite –brown to black Sph or ss vnlts at 20º to 30º of c.a., 2 cm wide banded calcite< FG Py vnlt at bottom of the interval.
284.30	329.60	Kuc Caracol Fm Silts 90% to 95%, S.S. 5% to 10%, bedding at 40º to 55º of c.a., 1every 2 to 3 m increasing to 4 to 6 to the bottom 0.1 to 1 cm wide banded calcite < FG anhedral Py vnlts at 60º to 70º of c.a. scarce at 10º to 20º of c.a. 325.40-328.30 m FG anhedral Py < calcite lenses, Py 1% to 2% also in irregular disseminated clouds in some S.S. beds.
329.60	331.00	Stockwork zone of irregular 0.1 to 2.2 cm wide calcite trz of Py vnlts, replacement to qtz on calcite increasing to the depth.
331.00	335.30	4 to 6 per meter irregular 0.2 to 2.5 cm wide calcite vnlts at 15º to 20º of c.a.
335.30	335.48	2.5 cm wide calcite replaced to FG qtz, brown to black Sph < ss-FG anhedral to subhedral Py lens.
335.48	336.65	Irregular 0.2 to 5 cm wide calcite almost totally replaced to FG qtz, some rock fragments inside the calcite, trz of FG anhedral Py, trz of Sph vnlts at 10º to 30º and 45º of c.a., few at 60º to 70º of c.a.
336.65	350.36	Kuc Caracol Fm thin bedded Silts 90%, fine grain size 0.1 to 2.2 cm wide S.S. beds 10%, bedding at 40º to 50º of c.a., P-C alteration, 2 to 3 per meter 0.2 to 1.2 cm wide banded calcite-FG Py in walls lenses, 1 to 2 per meter hairline to 0.2 cm wide calcite< FG Py vnlts at 20º to 30º and 60º to 70º of c.a.
		346.30-346.38 m Two in the interval 0.2 and 0.4 cm wide calcite partially replaced to FG qtz < FG anhedral Py < brown to black Sph and ss vnlts at 60º of c.a.

4

QTA-29

450.36	351.85	6 in the interval 0.1 to 1 cm wide calcite < FG anhedral Py vnlts at 60º to 80º, two of them with trz of brown Sph << ss, FG Py trz to 1% in the interval
351.85	369.00	Silts 90% to 95%, bedding at 60º to 80º of c.a., P-C alteration, 3 to 4 per meter 0.2 to 1.5 cm wide just one 2.2 cm wide calcite< FG anhedral Py vnlts at 50º to 80º of c.a., few at 10º to 20º of c.a., zones 1.5 to 2 m wide with 8 to 10 vnlts per meter, calcite with 2 to 3 cm wide pebble dikes zones, FG anhedral Py diss in small clouds in few S.S. beds and in < 0.1 cm wide lenses, Py 1% to 2% in the interval, zones of up to 3% of Py at both walls of vnlts with Sph-ss, scarce 4 in the interval 0.2 to 1.5 cm wide calcite replaced to FG qtz-FG subhedral Py < brown and black Sph and ss vnlts at 60º to 75º of c.a.
369.00	374.30	Silts 95% bedding changing from 80º to 60º then 80º of c.a., P-C to wk QSPC alteration to the bottom, wk silicification in the interval, 10 to 12 per meter 0.1 to 0.5 cm wide subhedral Py-trz of Sph and ss vnlts at 10º to 20º less at 60º to 70º of c.a., only Py< calcite to qtz lenses, small zones 5 to 15 cm wide of brecciated calcite totally replaced to FG qtz at 10º to 40º of c.a.
374.30	376.00	Increase of silicification to moderate, irregular calcite totally replaced to FG qtz in Bx and stockwork zones, small voids > FG Py lenses, FG Py with wk Sph and trz of ss vnlts, 5 to 8 cm wide pebble dikes.
376.00	376.12	Irregular 0.5 to 2 cm wide FG Py –brown Sph and ss vnlts at 20º to 30º changing to 60º to 70º, total sulfides 5% to 7%
376.12	376.53	Druse calcite in irregular 1’0 to 15 cm wide vnlts at 30º to 40º of c.a.-FG anhedral Py 1%
376.53	377.00	Silicified Silts some voids, calcite to FG qtz < FG Py, trz of Sph in irregular vnlts and small stockwork zones at 30º of c.a., fault plane at 30º at top of the interval, 20 to 30 cm wide pebble dike zone with druse calcite < FG anhedral Py
377.00	380.20	Kuc Caracol Fm Silts 95%, bedding at 60º to 70º of c.a., P-C alteration 10 to 15 per meter irregular 0.1 to 1 cm wide FG anhedral Py in lenses and clouds, Py 5%, 2 to 3 per meter 0.1 to 0.5 cm wide calcite replaced to FG qtz < FG anhedral to subhedral Py trz of ss vnlts at 45º to 60º of c.a.
380.20	390.25	Kuc Caracol Fm Silts 85% to 90%, fine grain size 0.2 to 10 cm wide S.S. beds 10% to 15%, bedding at 60º to 70º of c.a., P-C alteration, 4 to 6 per meter irregular 0.1 to 1.2 cm wide calcite partially to totally replaced to FG qtz < FG anhedral Py vnlts at 20º to 30º and 50º to 60º of c.a. 2 m wide zones with 8 to 10 per meter bended calcite to FG qtz < FG Py trz of ss vnlts at 60º to 85 ºof c.a.
390.25	401.55	Kuc Caracol Fm Silts 80% to 85%, fine and few medium grain size wavy 0.2 to 8 cm wide S.S. beds 15% to 20%, bedding changing from 50º to 60º of c.a., P-C alteration, FG anhedral Py diss in small clouds in some S.S. beds, also in < 0.1 cm wide lenses, 3 to 5 per meter 0.1 to 1 cm wide calcite trz of FG anhedral Py vnlts at 50º to 85º of c.a., 2 in the interval 0.2 to 0.4 cm wide calcite wkly replaced to FG qtz FG Py trz of Sph and ss vnlts at 40º to 50º of c.a.
		396.48-396.70 m Pebble dike and stockwork zone of irregular 0.1 to 1.3 cm wide calcite vnlts.
401.55	403.30	Silts 85% to 90% wavy 0.1 to 1 cm wide S.S. beds 10% to 15%, bedding at 50º to 60º of c.a., P-C alteration, 10 to 15 per meter < 0.1 cm wide FG anhedral Py < calcite and trz of Sph lenses
		402.28 m 1 vnlt 1.5 cm wide of calcite to FG qtz-FG anhedral Py brown Sph and trz of ss at 50º of c.a.
403.30	404.26	Moderate sericite in fractures and diss, 3 in the interval 0.3 to 0.5 cm wide calcite replaced to FG qtz < FG Py vnlts at 80º to 85º of c.a.
404.26	415.75	Silts in beds 0.1 to 3 cm wide 80% to 85%, irregular wavy 0.1 to 1.5 cm wide fine grain size S.S. beds 15% to 20%, bedding changing from 60º to 35º then 75º to

5

QTA-29

		80º of c.a., P-C alteration trz of sericite, 1 per meter 0.1 to 0.4 cm wide FG anhedral Py < calcite wkly replaced to FG qtz< brown to black Sph and less ss vnlts at 50º to 75º of c.a.4 to 6 per meter anhedral Py in 0.1 to 0.2 cm wide lenses, Py total 1% to 2%
415.75	421.50	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 75% to 80%, wavy 0.1 to 0.5 cm wide fine grain size S.S. beds 20% to 25%, bedding at 60º to 75º of c.a., P-C alteration 1 to 2 per meter 0.1 to 0.2 cm wide calcite-FG Py vnlts at 40º to 50º of c.a. and 0.5 to 1.2 cm wide banded calcite< FG Py lenses
421.50	426.70	Silts 70% to 75%, fine to medium size grain 0.1 to 5 cm wide S.S. beds 20% to 25%, bedding at 65º to 75º of c.a., P-C alteration, 1to 2 per meter irregular 0.2 to 1.5 cm wide calcite wkly replaced to FG qtz, FG subhedral Py-brown to black Sph and grey ss vnlts at 40º to 60º and few at70º to 75º of c.a., FG anhedral Py clouds in some S.S. beds, Py 1% to 1.5%
426.70	427.75	Coarse grain size S.S. in 30 cm wide bed 30%, thin bedded Silts 70%, bedding at 65º of c.a., 8 to 10 per meter 0.1 to 0.3 cm wide FG anhedral Py lenses and few vnlts at 50º of c.a.
427.75	427.85	4 to 5 cm wide massive sulfides vnlt formed by anhedral Py 30% to 40% less brown and black Sph, jamesonite or stibnite-calcite totally replaced to FG qtz vnlt at 50º of c.a.
427.85	431.25	Silts 95%, bedding changing from 65º to 0º of c.a., P-C alteration, 3 to 4 per meter calcite trz of FG Py vnlts at 0º to 20º of c.a., 2 in the interval 0.2 and 0.4 cm wide calcite totally replaced to FG qtz< brown to black Sph and trz of ss vnlts at 70º of c.a.
431.25	431.32	2, 0.2 and 1 cm wide calcite totally replaced to FG qtz-brown to black Sph-ss and less subhedral Py vnlts at 50º and 60º of c.a.
431.32	433.50	Bedding 0º to 20º of c.a., 3 to 4 in the interval, 0.1 cm wide FG anhedral Py < calcite wkly replaced to qtz vnlts at 20º and 70º to 85º of c.a.
433.50	433.55	2.5 to 3 cm wide massive sulfides vnlt at 60º of c.a. formed by bands of anhedral to subhedral Py 40% less brown to black Sph –ss calcite to FG qtz.
433.55	439.40	Silts 80% fine to medium size grain wavy 0.2 to 10 cm wide S.S. beds 20%, bedding at 20º to 30º of c.a., P-C alteration, 3 to 4 per meter 0.1 to 0.2 cm wide calcite< FG Py vnlts at 40º to 50º of c.a., 2 to 3 in the interval 0.2 to 0.8 cm wide banded calcite< FG anhedral Py lenses
439.40	441.83	3 vnlts in the interval 0.6 to 1.3 cm wide calcite totally replaced to FG qtz, subhedral Py and less brown to black Sph trz of ss at 50º to 60º of c.a., 3 to 5 per meter FG Py < calcite 0.1 to 0.2 cm wide lenses, bedding at 30º to 5º then 20º of c.a., Py 2%
441.83	442.86	Fault zone 15 to 25 cm wide gouge zone with milled calcite & rock, FG Py diss and in microvnlts 3%, Fault planes at 60º at top and 50º at bottom
442.86	447.52	Silts 85% to 90%, fine grain size 0.1 to 1.5 cm wide S.S. beds 10% to 15%, bedding at 20’º to 30º of c.a., P-C alteration, 4 to 6 per meter hairline to 0.2 cm wide calcite trz of Py vnlts at 10º to 30º and 50º to 60º of c.a.
447,92	448.00	1 cm wide calcite totally replaced to FG qtz-subhedral Py-brown Sph vnlt at 45º of c.a.
448.00	455.98	Silts 75% to 80% wavy 0.2 to 2 cm wide fine grain size S.S. beds 20% to 25%, bedding at 30º to 40º of c.a., P-C alteration, 2 vnlts in the interval0.3 to 1.2 cm wide calcite to Qtz < FG Py-brown Sph and ss vnlts at 50º to 60º of c.a., few 1 to 2 per meter 0.1 to 0.3 cm wide irregular banded calcite FG anhedral Py lenses, trz of FG anhedral Py diss in small dots in some S.S. beds, Py trz to 1%
455.98	458.25	Kuc Caracol Fm wavy Silts beds 0.1 to 3 cm wide 50%, fine grain size 0.2 to 5 cm wide S.S. beds 50%, small fold bedding changing from 50º to 20º then 50º

6

QTA-29

		and 0º at bottom, P-C alteration, FG anhedral to subhedral Py in irregular 0.1 to 1 cm wide < calcite to qtz vnlts at 60º to 75º and less < 0.2 cm wide lenses, FG anhedral Py diss in irregular small clouds in S.S. beds, Py 2% to 3%Actual depth of hole
458.25	459.10	Bx by old faulting, some voids and small crystals druses of calcite totally replaced to FG qtz-FG subhedral to cubic Py 3% trz of fine grain size organic material or ss?
459.10	474.15	Silts 70% in beds 0.1 to 5 cm wide, fine grain size S.S. in beds 0.2 to 2 cm wide 30%, bedding at 60º to 75º of c.a., P-C alteration, calcite replaced to FG qtz only in 1 m at the top, 3 to 4 per meter irregular 0.1 to 1.2 cm wide calcite< FG Py vnlts, only two with trz of brown Sph, vnlts at 20º to 30º and 60º to 80º , less banded calcite-organic material lenses
474.15	479.00	Thin beds 0.2 to 2 cm wide Silts 70%, small folds, bedding changing from 50º to 0º then 75º of c.a., P-C alteration , 6 to 8 per meter irregular 0.1 to 0.5 cm wide FG Py < calcite vnlts at 50º to 80º of c.a., Diss Py in small clouds, Py in the interval 3% to 5%.
		476.00-477.10 m 3 in the interval 0.1 to 0.8 cm wide calcite partially replaced to FG qtz < brown Sph and less ss vnlts at 0º to 10º of c.a.
		478.65-478.70 m 2 cm wide subhedral to cubic Py < brown Sph and ss vnlt at 85º of c.a.
479.00	488.70	Thin bedded Caracol Fm Silts 0.2 to 2 cm wide beds 60%, fine grain size 0.1 to 0.5 cm wide S.S. wavy beds 40%, bedding at 40º to 60º then 30º of c.a., P-C alteration, scarce less than 1 per meter 0.1 to 0.6 cm wide calcite trz of FG Py vnlts at 50º to 70º of c.a. few less than 1 every 2 meters 0.1 to 1 cm wide bended calcite trz of FG Py lenses
488.70	501.70	Kuc Caracol Fm Silts in beds 0.5 to 5 cm wide 70%, wavy irregular fine grain size S.S. in beds 0.1 to 3 cm wide 30%, bedding at 50º to 60º of c.a., wk P-C alteration, trz of FG anhedral Py in scarce clouds, 4 to 5 in the interval hairline to 0.3 cm wide calcite vnlts at 10º to 30º of c.a. and 3 to 4 0.1 to 1.2 cm wide lenses, Py trz in the interval
501.70		End of Hole

7

QTA-30

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	Feb 20 / 2005
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES	1 of

Summary of DDH QTA-30-05; 699,703 E; 2,652,396 N, 340°/-60°, East Dolores area

From	To	Description
0.00	11.58	Poor recovery only 22 cm of core, Mud and Oxidized Silts fragments < 4 cm long, trz of MnOx brown Goethite diss 4%
11.58	15.53	Kuc Caracol Fm Silts 95% to 98(, scarce 0.1 to 0.3 cm wide fine grain S.S. beds 2% to 5%, wavy bedding at 40º to 20º of c.a., 2 to 3 per meter irregular 0.1 to 0.3 cm wide Goethite< calcite vnlts at 60º to 80º of c.a., 6 to 8 per meter < 0.1 cm wide Goethite lenses, also Goethite diss staining the rock, Total Oxides 2%
15.53	17.19	Oxidized Brecciated Silts, 0.5 to 5 cm long subrounded to subangular rock fragments, fault planes along bedding 50º to 60º of c.a., Thrust fault zone, 40 to 60 cm wide of moderate fracturing zones among 5 to 15 cm wide intensive brecciated zones, trz of druse calcite, small voids, Goethite diss and in micro < 0.1 cm wide vnlts 2% to 3%
	17.19	Bottom of the oxidation zone
17.19	25.26	Bxed by faulting zone, subangular to subrounded 0.3 to 2 cm long rock fragments in abundant milled rock, up to 1.4 m wide zones of less deformed rock, fault planes at 0º, 30º and 60º of c.a. some fault planes along bedding, FG to medium size grain anhedral Py diss in irregular 0.2 to 1 cm wide aggregates , also in 0.1 to 0.3 irregular vnlts, Py 5% to 7% total, very scarce Sph in scarce calcite fragments, 2% to 3% of calcite< Py, trz of Sph vnlts fragments
25.26	30,90	Wkly deformed by faulting zone, Silts 95% thin bedded, bedding at 20º to 0º and 30º of c.a. at bottom, Bxed zones with 5 to 10cm long rock fragments, P-C alteration, 4 to 6 usually irregular 0.2 to 1 cm wide calcite, some with FG anhedral Py vnlts at 30º and 75º of c.a., 1 to 2 per meter 0.1 to 0.4 cm wide calcite lenses, wk sericite in few fractures, Py 1%
30.90	36.42	Fault zones 5cm to 1.3 m wide gouge zones, widest gouge zones at bottom, fault planes from top to bottom 30º, 10º, 70º and 30º of c.a., subangular to subrounded 0.4 to 5 cm long rock fragments in milled rock < calcite to qtz trz of sericite groundmass, trz to 1% of FG Py in few calcite to qtz vnlts fragments, calcite to qtz irregular vnlts occasionally forming 0.2 to 6 cm wide pebble dikes zones, some voids and scarce druse textures.
36.42	43.70	Moderately deformed by faulting zone, Bx zones bigger fragments than previous interval, wk deformed rock zones up to 1.2 m wide, Fault planes at 10º to 20º 40º and 60º to 75º of c.a., different bedding in fragments, scarce calcite replaced to FG qtz trz of FFG Py diss less < 0.1 cm wide irregular vnlts Py 4%
43.70	47.05	Kuc Caracol Fm thin bedded Silts 90%, irregular wavy 0.1 to 0.5 cm wide S.S. beds and lenses 10%, P-C alteration bedding at 70º to 85º of c.a., Faults at 43.60m, 60º of c.a.; 44.70 m 50º of c.a.; 46.40 m 30º of c.a.; 1 to 2 per meter irregular 0.1 to 0.4 cm wide calcite replaced to FG qtz < FG Py vnlts at 10º and

1

QTA-30

		40º of c.a., 6 to 8 per meter 0.1 to 0.8 calcite to qtz-FG anhedral to subhedral Py lenses, Py 1% to 2%.
47.05	47.90	Faulted zone, 1 to 5 cm wide gouge zones at 70º to 85º of c.a., FG to medium grain size anhedral to subhedral Py lenses and less vnlts with calcite to qtz , Py 3% to 5%
47.90	48.83	Fault zone, intense brecciation, Fault planes 60º at top and 75º of c.a. at bottom, gouge of subangular 0.2 to 2 cm long fragments in milled rock< calcite to qtz-Py groundmass, anhedral to subhedral Py diss in groundmass 5%
48.83	50.30	Kuc Caracol Fm Silts 95%, 10 to 30 cm long wkly deformed by faulting zones, milled calcite to qtz-Py vnlts fragments, fault planes at 40º of c.a., bedding changing from 50º to 20º then 60º of c.a., P-C alteration, irregular 0.1 to 0.2 cm wide by 1 to 3 cm long FG Py lenses and less dissemination, Py 4% to 5% total
50.30	55.50	Kuc Caracol Fm Silts 90% to 95%, bedding at 75º to 85º of c.a., P-C alteration, 2 to 3 per meter 0.1 to 0.7 cm wide calcite totally replaced to FG qtz < FG anhedral Py vnlts at 30º to 40º and less as lenses, two vnlts 3 and 7 cm wide of calcite totally replaced to FG qtz < FG subhedral Py with a light green stain at 50º and 75º of c.a.
55.50	56.18	Fault zone subangular 0.2 to 5 cm long fragments in abundant milled rock < calcite to qtz and FG Py groundmass, Fault planes at 60º of c.a.
56.18	61.00	Wk to moderate Faulted zone, broken core Silts 90%, fine grain size S.S. in 0.2 to 1 cm wide beds 10%, bedding changing from 50º to 0º and to 30º at the bottom, zones 3 to 15 cm wide of gouge, some fault planes along bedding, calcite < sericite and FG anhedral Py in irregular broken 0.1 to 0.5 cm wide vnlts , Py trz to 1%
61.00	69.60	Broken core zone of moderate faulting, bedding in rock fragments from 30º to 60º and 80º of c.a. at the bottom, P-C alteration. 2 to 5 cm wide fault gouge zones, planes at 65º to 75º of c.a., 6 to 8 per meter irregular hairline to 0.3 cm wide calcite partially replaced to FG qtz < anhedral Py vnlts at 30º to 40º and 60º to 75º of c.a., Py 2% to 3%
		67.85-69.60 m Irregular < 0.1 cm wide FG anhedral Py vnlts, Py clouds and lenses 3% to 4%. 6 to 8 irregular 0.1 to 0.3 cm wide calcite totally replaced to FG qtz < FG Py vnlts and lenses
69.60	70.65	Fault zone intense deformation irregular 0.1 to 2 cm wide calcite to Qtz< FG Py bands, also FG anhedral Py less Sph diss in thin bands, 20 cm to 40 cm long Bx zones with rock fragments up to 5 cm long, fault planes from top to bottom 60º, 10º and 60º of c.a.104.00-104.20 m Gouge Bx zone by fault, wk sericite in groundmass
70.65	75.00	Moderately broken core zone, 6 in the interval 2 to 10 cm wide gouge zones at 30º ,60º and 80º of c.a., most fault planes along bedding, bedding from 60º to 50º and 80º of c.a. at the bottom. P-C alteration Faults at 71.70 m, 72.30m,73.28 m, 73.79 m 74.45 and 74.95m, 0.2 to 1 cm wide calcite replaced to FG qtz vnlts at 10 to 30º and 70º to 85º of c.a., subhedral Py trz to 1% in calcite < sericite irregular vnlts
75.00	78.32	Kuc Caracol Fm Silts 90% wkly to moderately fractured zone, bedding from 85º to 40º and 60º of c.a. at the bottom, P-C alteration, 3 zones 40 to 70 cm long with abundant irregular 0.1 to 0.4 cm wide calcite partially replaced to FG qtz trz of FG anhedral Py vnlts in stockwork
	76.70	Fault zone 12 cm wide fault planes at 60º to 65º of c.a. along bedding, wk sericite on them
78.32	84.48	Faulted zone. 5 to 15 cm wide Bx zones, gouge zones sub-parallel to bedding, bedding from 10º to 50º then 0º and 60º of c.a. at bottom, P-C alteration wk

2

QTA-30

		sericite, 2 m wide zones of irregular beds some rounded S.S. lenses in Silts, deposition on unstable basin, irregular banded 2 to 3 cm wide calcite totally replaced to FG qtz < subhedral to cubic Py vnlts most at 10º to 20º of c.a., 6 to 8 per meter irregular 0.1 to 0.5 cm wide calcite to qtz < FG anhedral Py vnlts at 60º to 75º of c.a.
84.45	90.45	Kuc Caracol Fm Silts 85% to 90% in beds 0.1 to 0.8 cm wide, S.S. beds 10% to 15%, bedding from 75º to 50º then 70º at bottom, small folds, P-C alteration wk sericite, wkly fractured zone, 6 to 8 per meter irregular 0.1 to 1.2 cm wide calcite totally replaced to FG qtz-trz of FG Py vnlts at 60º to 85º of c.a. few 1 to 1.5 cm wide lenses, 2 to 4 in the interval 0.1 to 0.2 cm wide calcite partially replaced to FG qtz < FG Py vnlts at 0º to 15º of c.a., 3 to 4 in the interval 0.2 to 0.5 cm wide FG anhedral Py < calcite to qtz lenses, Py trz to 1%, one 5 cm wide calcite Bxed rock lens at bottom of the interval
90.45	93.00	Kuc Caracol Fm Silts 95% fine grain size 0.5 to 1 cm wide S.S. beds 5%, bedding from 70º to 60º of c.a., P-C alteration, wk to moderate sericite in scarce fractures and in calcite vnlts walls, 2 to 3 per meter hairline to 0.2 cm wide calcite trz of FG Py lenses and in scarce vnlts at 30º of c.a.
93.00	125.98	Silts 95% thin bedded , fine grain size 0.1 to 0.5 cm wide S.S. beds 5%, bedding at 60º to 80º of c.a. P-C alteration scarce 1 to 2 per meter 0.1 to 1.7 cm wide calcite almost totally replaced to FG qtz < FG anhedral Py vnlts at 30º to 50º and 70º to 85º of c.a. scarce hairline to 0.2 cm wide calcite lenses, zones 0.5 to 1 m wide of <0.1 to 1.2 cm wide calcite to qtz vnlts in stockwork, Py trz in the interval
128.98	126.25	Fault zone with a 3.5 cm wide massive sulfides veinlet at top formed by subhedral Py brown to black Sph < ss –calcite to qtz, gouge with FG Py < Sph and ss in the rest of the interval, FG Py in 0.1 to 0.3 cm wide vnlts with calcite partially replaced to FG qtz in 1 m to 1.2 m at both walls of the veinlet zone.
126.25	131.37	Silts 95%, P-c alteration, scarce 0.1 to 0.2 cm wide calcite replaced to FG qtz irregular vnlts
131.37	131.77	Fault zone 13 cm of Bx formed by calcite totally replaced to FG qtz- FG Py < brown to black Sph and ss fragments in milled rock, rest of the interval wkly Bxed Silts with irregular 2 to 5 cm wide Bx zones, FG anhedral Py 3% in microvnlts.
131.77	134.05	Fractured Zone zones of gouge 1 to 4 cm wide –FG anhedral Py with light green stain diss in irregular clouds and in irregular 0.1 to 0.3 cm wide vnlts also in < 0.1 cm wide calcite to qtz vnlts at 0º to 20º, abundant small < 01 cm wide by 1 to 3 cm long calcite to qtz irregular vnlts mainly along bedding Py 3%
134.05	178.42	Silts 85% to 90%, fine grain size wavy 0.1 to 1.5 cm wide S.S. beds, bedding at 75º to 90º of c.a., P-C alteration, 6 to 8 per meter 0.1 to 0.3 cm wide calcite occasionally replaced to FG Qtz vnlts in 2 to 3 m wide zones with FG Py vnlts at 0º to 30º and 60º to 75º of c.a., very scarce 1 to 7 cm wide calcite totally replace to FG qtz trz of FG Py vnlts at 60º to 85º of c.a., Py trz in the interval
178.42	183.10	Fault zone Bx formed by 0.1 to 2 cm long Silts fragments, abundant calcite to qtz in a dark grey groundmass, FG anhedral Py subhedral Py 2% to 3%
183.10	191.90	Silts 90% S.S. 10% wk QSPC alteration, broken core 1 to 20 cm long fragments, thin zones of gouge and Bx with rock and calcite to qtz fragments 0.1 to 3 cm at 187.60-187.65, also at 187.96 to 188.00 and 191.60 to 1919.90 m fault planes at 40º to 50º of c.a. just one 4 cm wide calcite to qtz-subhedral Py 3. vnlt at 80º of c.a.
191.90	210.00	Kuc Caracol Fm dark grey Silts 90%, fine grain size 0.2 to 3 cm wide S.S. beds 10%, wk QSPC alteration trz of sericite, bedding at 50º to 70º of c.a., 2 per

3

QTA-30

		meter 0.2 to 1 cm wide calcite wkly replaced to FG qtz vnlts at 70º to 80º and just one at 10º at 206.80 m depth, Fault zone at 198.65 to 198.95 m, 201,70 to 201.90 m, 204.90 to 205.00 m with Bx fragments 0.1 to 1 cm wide poorly consolidated gouge zone with subhedral Py 3%, trz of ss and Sph in vnlts at 204.90 and 206.80 at 60º and 60º of c.a.
210.00	216.50	Kuc Caracol Fm Silts 95% in beds 0.1 to 2 cm wide, fine grain size light grey colour 0.1 to 1 cm wide S.S. beds, bedding at 70º to 60º of c.a., wk QSPC alteration, wk sericite, 2 vnlts per meter 0.5 to 1.5 cm wide calcite almost totally replaced to FG qtz < subhedral Py vnlts at 40º and 80º of c.a., 0.1 to 0.3 cm wide anhedral Py lenses, Py 3% in the interval
216.50	225.50	Kuc Silts 95% bedding 60º to 70º of c.a. wk QSPC alteration 1 per meter 0.5 to 1.5 cm wide calcite replaced to FG qtz < subhedral Py vnlts at 40º to 60º of c.a., subhedral Py in 0.2 cm wide Py lenses
225.50	230.00	Silts 90% in beds 0.1 to 3 cm wide bedding at 50º to 60º wk to moderate QSPC alteration, moderate sericite in calcite vnlts walls and diss, 1 to 2 per meter 0.3 to 3 cm wide calcite to qtz > FG subhedral Py vnlts at 60º to 70º of c.a., FG Py 0.1 to 0.2 cm wide lenses, 2 vnlts 1 to 1.5 cm wide of calcite totally replaced to FG qtz trz of FG Py at 40º and 50º of c.a.
230.00	251.45	Silts 90% to 95%, 0.1 to 1.5 cm wide fine grain size S.S. beds 5% to 10% small fold, folding changing from 60º to 10º at 241m then 20º to 30º at 247m and 60º at bottom of the interval, P-C alteration trz of sericite in scarce calcite vnlts walls, 3 to 4 per meter 0.2 to 1 cm wide calcite wkly replaced to FG qtz-FG anhedral to subhedral Py vnlts at 5º to 20º and less 60º to 75º of c.a. druse calcite, FG Py with light green stain, zones 10 to 20 cm wide with irregular 0.1 to 0.3 cm wide calcite wkly replaced to FG qtz vnlts in stockwork
251.45	251.76	FG massive anhedral Py < organic material bands 2.5 to 3 cm wide at 50ºof c.a.
251.76	258.00	Silts 95% bedding at 60º to 70º of c.a., P-C alteration scarce 1 to 2 per meter 0.1 to 0.6 cm wide calcite to FG qtz< FG Py vnlts at 10º to 30º and less 0.1 to 1 cm wide banded calcite < FG Py lenses
258.00	260.10	Calcite to qtz 0.1 to 0.7 cm wide calcite to qtz vnlts in stockwork
260.10	264.70	Silts 95% 0.1 to 0.3 cm wide wavy fine grain size S.S. beds 5%, bedding at 75º to 85º of c.a., P-C alteration, 6 to 8 per meter 0.1 to 0.2 cm wide FG anhedral Py lenses, also FG Py diss, Py 2% to 3% less than 1 per meter 0.1 to 0.5 cm wide calcite to qtz vnlts at 45º and 20º of c.a.
264.70	265.40	Fault zone Bx fragments of calcite to qtz-FG anhedral to subhedral Py diss 5% trz of ss in gouge zones.
265.40	267.20	Silts 95% bedding at 70º of c.a. 1 per meter 0.1 to 0.2 cm wide calcite wkly replaced < FG anhedral Py vnlts at 30º to 40º of c.a. less 0.1 to 0.2 cm wide calcite < Py lenses Py 1% to 2%
267.20	273.10	Fractured zone Bx by faulting, 2 to 15 cm wide gouge zones formed by subangular rock < calcite to qtz 0.1 to 0.5 cm long fragments in milled rock- FG anhedral Py up to 5% groundmass, zones 60 to 100 cm wide of wide apart 0.2 to 0.5 cm wide calcite partially replaced to FG qtz FG anhedral Py vnlts in stockwork
273.10	278.40	Silts 80% fine grain size 0.1 to 1 cm wide wavy S.S. beds, bedding at 60º to 80º of c.a., P-C to wk QSPC alteration, wk to moderate sericite, 6 to 8 per meter irregular 0.3 to 1 cm wide calcite replaced to FG qtz FG anhedral Py vnlts at 30º to 40º of c.a. FG anhedral Py in abundant irregular clouds in S.S. beds, 4 to 6 per meter 0.1 to 0.2 cm wide calcite < FG Py lenses, Py 2% to 3% in the interval
278.40	278.70	Zone of irregular broken and folded 0.2 to 0.7 cm wide calcite wkly replaced to qtz < FG Py vnlts in stockwork

4

QTA-30

278.70	284.31	Silts 85% to 90% wavy 0.1 to 1 cm wide fine grain size S.S. beds 10% to 15% bedding changing from 25º to 50º of c.a., P-C to wk QSPC alteration, wk sericite wkly fractured zone, 4 to 6 per meter 0.1 to 2 cm wide calcite to qtz < FG Py vnlts at 10º to 30º and 50º to 60º of c.a.
284.31	292.00	Kuc Caracol Fm Silts 90% bedding at 40º to 60º of c.a., P-C to wk QSPC alteration, zones 2 to 3 meters wide of abundant irregular 0.1 to 2 cm wide calcite wkly replaced to FG qtz < FG Py vnlts in stockwork, Bx by faulting zones 2 to 15 cm wide with fault planes at 60º to 70º of c.a.
292.00	301.75	Medium size grain S.S. 90% in beds up to 90 cm wide bedding at 50º to 60º of c.a., wk QSPC alteration wk to moderate sericite in vnlts and diss Faults at 294.70 5 cm wide along bedding, scarce 2 to 3 per meter 0.1 to 0.7 cm wide calcite to FG qtz < FG Py vnlts at 10 to 20 of c.a.
		299.16-300.53 m No recovery Fault zone or void
301.75	305.18	Kuc Caracol Fm Silts 65% to 70% fine to medium size grain S.S. beds 1 to 15 cm wide 30% to 35%, bedding at 45º of c.a. P-C to wk QSPC alteration broken core, 6 to 8 per meter druse calcite wkly replaced to FG qtz FG subhedral Py lenses and less vnlts at 75º to 85º of c.a. Py 2% to 3%
305.18	318.20	Kuc Caracol Fm Medium size grain S.S. in beds 5 cm to 1.5 m wide 70%. 5 to 40 cm wide Silts zones 30%, bedding at 40º to 50º of c.a., P-C to wk QSPC alteration wk to moderate sericite in microvnlts at 10º to 30º of c.a. and in some calcite vnlts walls, 5 to 7 per meter irregular 0.1 to 0.8 cm wide calcite partially replaced to FG qtz FG anhedral Py vnlts and lenses, Vnlts at 30º to 50º and 80º to 90º of c.a.
318.70	319.65	Silts 95% wk silicified Silts, FG anhedral Py lenses and clouds 3% to 4%, 4 to 6 per meter 0.1 to 0.2 cm wide calcite to qtz FG anhedral Py lenses
	319.65	Fault along bedding
319.65	337.70	Silts 90% to 95% bedding 10º to 30º of c.a., P-C alteration, 1 to 2 per meter irregular 0.1 to 1 cm wide calcite wkly replaced to FG qtz trz of FG Py < sericite vnlts at 30º to 40º and less at 60º to 85º of c.a.
337.70	340.16	Silts 85%, 0.1 to 0.7 cm wide S.S. beds bedding at 10º to 20º off c.a., P-C alteration wk sericite, wkly fractured zone fault gouge zones 2 to 4 cm wide at 10º of c.a. 1 in the interval 0.2 to 0.3 cm wide calcite wkly replaced to FG qtz < FG anhedral Py lens
340.16	362.20	Kuc Caracol Fm Silts 85% to 90% wavy fine grain size 0.1 to 4 cm wide S.S. beds bedding at 0º to 20º of c.a., wk P-C alteration, 1 to 2 per meter 0.1 to 0.2 cm wide calcite vnlts at 30º and 60º of c.a., just one 0.6 to 3 cm wide calcite to qtz < FG anhedral Py vnlt at 75º to 80º of c.a.
362.20	367.23	Bedding at 10º to 20º of c.a. moderate sericite in fractures and calcite vnlts walls wk QSPC 4 to 6 per meter 0.1 to 2 cm wide calcite trz of subhedral Py vnlts at 10º to 30º and 50º to 70º of c.a.
367.23	384.65	Silts 60% wavy fine grain size S.S. in beds 0.1 to 55 cm wide, 40%, bedding at 30º to 40º of c.a., wk P-C alteration, scarce less than 1per meter hairline to 0.8 cm wide calcite trz of Py vnlts at 0º to 20º and 70º to 85º of c.a. 1 in the interval banded calcite- thin layers of organic material lens
384.65	387.80	S.S 60% to 70%, Silts 30% to 40% bedding at 40º of c.a. P-C alteration far apart 0.2 to 2.5 cm wide calcite-FG Py vnlts in stockwork, Py 2% in the interval-FG anhedral Py in 0.1 to 0.5 cm lenses and less clouds
387.80	406.95	Silts 90% to 95% thin 0.1 to 0.5 cm wide fine grain size S.S. wavy beds 5% to 10% bedding from 40º to 0º at 398.00m then 40º at bottom of the interval, P-C alteration scarce 1 to 2 per meter 0.1 to 4 cm wide calcite vnlts at 20º to 30º and 60º to 85º of c.a., just one 1 cm wide banded calcite lens

5

QTA-30

406.95	408.00	Consolidated Bx by faulting zone formed by 0.2 to 1 cm long subangular rock fragments in calcite-sericite-FG anhedral Py groundmass, fault planes at 30º and 40º of c.a. along bedding at top and across bedding at bottom Py 2%
408.00	411.90	Thin bedded Kuc Caracol Fm wavy 0.1 to 3 cm wide beds of Silts 70% 0.5 to 1 cm wide S.S. beds 30%, bedding at 50º of c.a. wk to moderate sericite in calcite vnlts walls, moderate sericite in S.S. beds, trz of FG anhedral Py clouds in some S.S. beds, Py trz to 1% scarce 1 to 2 per meter 0.2 to 0.4 cm wide calcite vnlts at 0º to 5º, 30º and 70º of c.a.
411.90	472.26	Silts 85% to 95% zones of 3 to 4 m wide of thin beds 0.1 to 1 cm wide,, most beds 2 to 5 cm wide, wavy irregular 0.1 to 0.4 cm wide fine grain size S.S. lenses and beds 5% to 15%, bedding 40º to 60º of c.a. wk P-C alteration, 1 to 2 per meter 0.1 to 0.5 cm wide calcite vnlts at 30º to 50º and 75º to 90º of c.a. less than 1 per meter 0.5 to 1.5 cm wide banded calcite lenses
472.26	474.25	Irregular 0.2 to 1 cm wide calcite vnlts in stockwork with thin zones of pebble dikes, calcite 5% to 10%
474.25	479.26	Silts 85% to 90%, 0.1 to 4 cm wide beds at 50º to 60º of c.a. changing to 10º at bottom, P-C alteration calcite started to have FG anhedral Py in 0.1 to 0.3 cm wide vnlts at 10 to 30º and in lenses 40º to 60º of c.a., Py amount increasing to depth 2% to 3%
479.26	479.60	Zone of various sub parallel 0.4 to 3 cm wide calcite replaced to FG qtz vnlts at 60º to 90º of c.a., Fault at 490º of c.a. at top of the interval, 3 cm wide calcite to qtz vnlt at bottom, calcite 15% to 20% in the interval
479.67	493.78	Kuc Caracol Fm bedding at 50º to 60º of C.A., P-C alteration zones 5 to 40 cm wide with 8 to 10 per meter 0.2 to 1.8 cm wide calcite wkly replaced to FG qtz, wk to moderate sericite vnlts in stockwork, among zones with 2 to 3 per meter 0.1 to 0.4 cm wide calcite vnlts at 20º to 30º and 60º to 85º of c.a., trz of FG Py clouds, just one 4 cm wide calcite with small voids vnlt at 491.40 and at 50º of c.a.
		493.45-493.63m Fault Bx zone milled rock, Fault planes at 60º of c.a. sub parallel to bedding
	493.78	Reduction to NQ core diameter
493.78	499.40	Silts 80% medium grain size irregular wavy 0.1 to 12 cm wide S.S: beds and as lenses 20%, bedding from 50º to 20º of c.a., P-C alteration, broken core fault planes along bedding also 5 to 15 cm wide Bxed zones at 494.2, 495.3, 496.5 and 498.75 m, 6 to 8 per meter irregular 0.1 to 1 cm wide calcite wkly replaced to FG qtz < sericite – FG anhedral Py vnlts at 40º to 60º of c.a. and less as lenses, FG Py in irregular clouds in S.S. beds Py 2% to 3%
499.40	502.23	Medium size grain 2 cm to 1.4 m wide S.S. beds 90%, bedding at 50º of c.a., P- C to wk QSPC alteration moderate sericite in scarce 0.1 to 0.2 cm wide calcite anhedral to radial Py trz of Sph and ss vnlts at 30º to 40ºof c.a. Py 2% in the interval in
502.23	503.22	Broken core fragments < 5 cm long Silts 40%, fine to medium size grain S.S. beds 60%, P-C to wk QSPC alteration 2 cm gouge zone at 502,60 m at 60º of c.a., 6 to 8 per meter 0.1 to 0.2 cm wide calcite replaced to FG qtz < sericite trz of ss vnlts at 30º to 50º of c.a.-FG anhedral Py diss in S.S. beds trz to 1%
503.22	510.05	Medium size grain S.S. in thick beds, bedding at 60º of c.a., wk QSPC alteration 3 to 4 per meter 0.1 to 0.5 cm wide calcite to qtz –sericite trz of FG anhedral Py vnlts at 20º to 40º of c.a.
510.05	512.57	Fault zone, 5 to 10 cm wide Bx by fault zones formed by subrounded rock fragments in calcite –sericite and rock milled groundmass
		510.60-511.23 m Gouge zone fault planes at 60º of c.a.

6

QTA-30

512.57	514.00	S.S. 90% bedding at 60º of c.a., 2 to 5 cm wide Bx zones, abundant 0.1 to 0.8 cm wide calcite to qtz < sericite anhedral Py and trz of Sph and ss vnlts in stockwork
514.00	515.31	Bx by faulting zone, Fault planes at 30º and 50º of c.a., calcite to qtz anhedral Py < sericite and trz of Sph and ss in irregular vnlts fragments in milled rock- calcite<sericite groundmass
515.31	518.05	S.S. 100% no bedding planes, stockwork zone of irregular 0.1 to 2 cm wide calcite and less calcite replaced to FG qtz vnlts sporadic anhedral Py and trz of SPH and ss in just a few calcite to qtz vnlts
518.05	522.60	Medium to coarse grain size S.S. 100% no visible bedding, wk QSPC alteration, 10 to 12 per meter irregular 0.1 to 0.5 cm wide calcite to qtz<FG Py vnlts at 20º to 30º and 60º to 75º of c.a.
		521.72 m Fault at 30º of c.a.
522.60	523.14	Fault zone fragments of rock and calcite to qtz < Py vnlts, 5 to 15 cm wide of dark grey milled gouge zones at 50º to 70º of c.a.
523.14	523.65	Silts 95% irregular 0.1 to 0.5 cm wide fine grain size S.S. lenses, bedding at 50º of c.a. broken core 2 to 5 cm wide gouge zones at 60º of c.a.
523.65	531.28	Silts in 0.1 to 2 cm wide beds 95%, irregular wavy 0.2 to 1 cm wide fine grain S.S. beds and lenses 5%, bedding changing from 60º to 0º0 then 30º and finally 60º of c.a. at the bottom of the interval P-C alteration, 0.1 to 0.7 cm wide calcite some wkly replaced to FG qtz vnlts at 10º to 15º of c.a. and 60º to 75º of c.a., FG anhedral Py diss and scarce small clouds in scarce S.S. beds Py trz in the interval
531.28	532.55	Zone of pebble dikes 2 to 4 cm wide, trz of FG anhedral Py, druse calcite in 0.2 to 0.5 cm wide vnlt , pebble dike and calcite vnlt at 20º of c.a.
532.55	535.23	Silts 60%, fine grain size S.S. 40% in irregular 0.5 to 5 cm wide beds, bedding at 40º to 20º of c.a., P-C alteration wk sericite in scarce fractures, irregular sedimentary Bx zones 1 to 2.5 cm wide at 10º to 20º of c.a.
535.23	544.37	Kuc Caracol Fm irregular 0.1 to 5 cm wide Silts sections 70% among 0.1 to 10 cm wide wavy and irregular fine grain size S.S. beds and lenses, 30%, bedding at 50º to 70º of c.a. sedimentation on unstable basin, P-C alteration, 2 to 3 per meter irregular 0.1 to 0.3 cm wide calcite vnlts at 10º to 20º of c.a. 1 per meter 0.8 to 2 cm wide calcite lenses
544.37	556.57	Irregular bedded Silts 85% to 90%, wavy 0.1 to 3 cm wide unusually up to 10 cm wide irregular fine grain size S.S. %5 to 10%, bedding at 30º to 60º of c.a., wk P- C alteration, scarce less than 1 per meter hairline to 0.3 cm wide calcite vnlts at 30º to 50º of c.a. trz of FG anhedral Py in scarce calcite vnlts and more scarce clouds in S.S. lenses, Py trz in the interval
556.57	563.55	Silts 80% to 85% wavy irregular 0.2 to 2.5 cm wide fine grain size S.S. beds and lenses 15% to 20% bedding at 50º to 75º of c.a., P-C alteration, 1 to 2 per meter 0.1 to 1.5 cm wide calcite < anhedral Py vnlts at 0º to 15º and 40º to 60º of c.a.
	561.60	Fault at 60º of c.a. with 7 cm wide irregular calcite < FG anhedral Py vnlt with borders at 40º at top and 70º to the bottom FG anhedral Py < 0.1 cm wide vnlts and less clouds
563.55	563.67	7 to 8 cm wide anhedral to subhedral massive Py –AsPy < black Sph less calcite to qtz vnlt at 50º to 60º of c.a.
563.67	569.10	Silts 80% to 85% irregular wavy 0.1 to 5 cm wide fine grain size S.S. beds 15% to 20%, bedding at 65º to 90º of c.a. P-C alteration 2 to 3 per meter 0.1 to 0.5 cm wide calcite< FG anhedral Py vnlts only 1 3.5 to 4 cm wide calcite lens

7

QTA-30

		565.54-565.65 m Fault Bx zone planes at 70º and 80º of c.a., 0.6 to 0.8 cm wide FG anhedral Py –brown Sph vnlt at 75º of c.a.
569.10	569.12	2 cm wide massive subhedral Py, brown to black Sph-Gn and Pb-Sb acicular crystals < calcite to qtz vnlt at 65º of c.a.
569.12	573.53	Silts 80% to 85%, fine grain size 0.5 to 13 cm wide S.S. beds, wavy bedding at 60º to 70º of c.a., P-C alteration 2 in the interval 2 and 5 cm wide druse calcite < FG anhedral Py vnlts at 35º and 40º of c.a. FG anhedral Py in irregular small clouds, one 0.1 to 0.2 cm wide FG Py trz of Sph vnlt at 65º of c.a.
573.55	574.60	Silts 60% fine to medium size grain S.S. in beds 25 to 30 cm wide, wavy bedding at 80º to 85º of c.a. P-C alteration wk sericite in scarce fractures, 2 vnlts 0.2 and 1 cm wide of druse calcite < sericite at 15 º and 25º of c.a. 5 in the interval 0.2 to 0.3 cm wide FG anhedral Py-brown to black Sph vnlts at 60º to 75º of c.a.
574.60	582.43	Kuc Caracol Fm Silts 50% fine to medium size grain S.S. beds 9 to 50 cm wide 50%, wavy bedding at 85º to 60º of c.a., P-C alteration 4 to 6 per meter irregular 0.2 to 1 cm wide calcite< FG Py vnlts at 10º to 30º of c.a. and 60º to 80º of c.a. , FG anhedral Py clouds in top and bottom of some S.S. beds Py trz to 1% in the interval
582.43	582.47	5 cm wide subhedral Py < black Sph trz of Gn vnlt at 80º to 85º of c.a. with a 1 cm wide fault gouge zone in the centre of the interval
582,47	592.15	Silts 60% to 65%, 0.1 to 70 cm wide fine grain size S.S. beds, wavy and irregular bedding at 85º to 60º of c.a. , P-C alteration trz of sericite in very scarce fractures in S.S. sections, scarce 2 to 3 per meter irregular 0.1 to 1.5 cm wide calcite some of them partially replaced to FG qtz < FG anhedral Py vnlts at 40º and 70º to 85º of c.a., 2 at the bottom 0.1 to 0.2 cm wide FG subhedral Py < Sph-calcite to qtz vnlts at 70º of c.a.
592.15	599.24	Silts 90% ,thin 0.1 to 2 cm wide S.S. beds 10% at top, medium grain size S.S. in beds 5 to 90 cm wide 70% and Silts 30% at bottom of the interval, irregular wavy bedding at 50º to 85º of c.a., P-C alteration wk to moderate sericite in scarce fractures in S.S. sections, 3 to 5 per meter 0.2 to 1 cm wide only 2 of 2 and 4 cm wide, subhedral Py < AsPy black Sph, less Gn and thin calcite to Qtz walls vnlts at 0º to 15º and 60º to 85º of c.a. Fault zones at 598.16 and 594.24 m
		592.15-592.20 m 4 cm wide abundant black Sph < Subhedral Py trz of Gn < calcite to FG qtz vnlt at 85º of c.a.
		592.60-592.63 m 2 cm wide black Sph subhedral Py < calcite to qtz vnlt at 65º of c.a.
599.24	604.39	Silts 70% irregular 0.2 to 20 cm wide fine to medium size grain S.S. beds 30%, 1 to 2 per meter irregular 0.1 to 0.2 cm wide calcite < FG Py vnlts at 60º to 75º of c.a., FG anhedral Py clouds, Py trz to 1% in the interval
604.39	605.37	One 1.5 to 1.8 cm wide Subhedral Py < black Sph and scarce calcite to qtz vnlt at 60º of c.a.
605.37	606.90	6 in the interval 0.5 to 2.5 cm wide black Sph < Gn subhedral Py and less calcite to qtz vnlts in stockwork at 40º of c.a. and most vnlts at 65º to 75º of c.a. Fault zone 7 cm wide at 605.58 m
606.90	609.30	Zone with 3 to 25 cm wide consolidated sedimentary Bx zones, very deformed bedding, fine to medium size grain S.S. beds 0.2 to 60 cm wide 70%, irregular wavy 0.1 to 4 cm wide Silts beds 30%, P-C to wk QSPC alteration. Moderate sericite in fractures and in some calcite vnlts walls, 4 in the interval 0.2 to 0.4 cm wide anhedral to subhedral Py < brown Sph and less calcite replaced to FG qtz vnlts at 20º to 30º, Fault 5 cm wide at 609 m at 50º of c.a.
		608.10-608.33 m Fault Bx zone with 0.5 to 2 cm wide rock fragments in FG Py

8

QTA-30

		black Sph and calcite to qtz groundmass, fault planes at 45º and 80º of c.a. Py 2%
609.30	609.37	4 to 5 cm wide abundant Subhedral to cubic Py 20% to 30% < brown Sph, Gn less calcite replaced to FG qtz vnlt at 60º to 65º of c.a.
609.37	615.20	Irregular sedimentation in a very unstable basin, Silts 60%, fine grain size irregular 0.2 to 10 cm wide S.S. beds 40%, wavy bedding at 40º to 0º0 then 50º of c.a., P-C alteration, 6 to 8 per meter irregular 0.1 to 1 cm wide black Sph < FG anhedral to subhedral Py thin calcite to qtz walls vnlts at 30º , 50º and 60º to 85º of c.a.
615.20	615.60	2 in the interval 1 and 6 cm wide black Sph < Gn-FG anhedral to subhedral Py and less calcite to qtz lenses, and one 0.5 cm wide black Sph-FG Py < calcite to qtz vnlt at 50º of c.a.
615.60	621.34	Silts 70% 0.2 to 3 cm wide fine grain size S.S. beds 30%, wavy bedding at 55º to 65º of c.a., P-C alteration wk sericite, two irregular 1.5 and 4 cm wide black Sph abundant subhedral to cubic Py vnlts at 60º and 70º of c.a., 4 to 6 in the interval irregular 0.1 to 0.5 cm wide FG Py black Sph vnlts at 70º of c.a. and less lenses.
621.34	621.44	7 cm wide bleached S.S. bed light grey to light green colour by chlorite alteration
621.44	625.11	Silts 70% 0.1 to 1 cm wide fine grain size irregular S.S. beds 30%, bedding at 70º of c.a., P-C alteration 3 in the interval 0.7 , 1 and 1.5 cm wide brown Sph < FG Py and thin calcite to qtz vnlts at 70º to 85º of c.a.,
625.11	627.13	About 20 in the interval irregular 0.1 to 2 cm wide massive brown to black Sph < Gn-FG anhedral Py and trz of calcite to qtz vnlts at 60º to 90º few at 40º of c.a.
627.13	629.28	10 to 15 in the interval 0.1 to 0.5 cm wide Sph-Gn-FG Py vnlts at 70º to 85º of c.a. sub parallel to bedding
629.28	637.38	Thin bedded Silts 90%, 0.2 to 1.5 cm wide fine grain size S.S. beds and lenses, P-C alteration, 7 to 9 in the interval 0.1 to 0.6 cm wide Sph< Gn –Py vnlts at 70º to 85º of c.a.
		630.67m 1 cm wide black Sph-Gn –FG anhedral Py lens or vnlt at 80º of c.a.
		632.49 m 1 cm wide black Sph-Gn FG anhedral Py lens or vnlt at 85º of c.a.
		635.70 m 2 cm wide FG subhedral Py black Sph< Gn vnlt at 80º of c.a.
637.30	643.25	Medium size grain S.S. 65% to 70% in beds 0.5 to 50 cm wide, thin bedded silts 10 to 30 cm wide sections 30% to 35%, P-C to wk QSPC alteration wk sericite in calcite vnlts, bedding at 75º to 85º5 of c.a., 2 to 3 in the Silts sections 0.1 to 0.3 cm wide FG anhedral Py-black Sph and trz of Gn vnlts at 70º to 85º of c.a., 8 to 10 per meter irregular 0.5 to 2 cm wide calcite totally replaced to FG qtz < Sph and Gn vnlts in far apart stockwork in the S.S. sections
		691.37 m 2 cm wide dark brown to black Sph-Gn < Py and calcite to qtz vnlt at 70º of c.a.
643.25	644.11	S.S. 95% bedding at 65° of c.a. wk QSPC alteration, abundant 0.1 to 0.5 cm wide calcite replaced to FG qtz Sph vnlts in stockwork include three 1.5 to 2.5 cm wide massive subhedral Py-brown to black Sph Gn and less calcite to qtz vnlts at 30° and 50° to 60° of c.a.
644.11	653,95	Medium size grain S.S. in thick beds 70 cm to 1.5 m wide 80%., zones 90 cm to 4 m of thin bedded Silts and 0.1 to 0.5 cm wide S.S. beds bedding at 80º to 85º of c.a., P-C alteration, 4 to 6 per meter 0.2 to 0.6 cm wide anhedral Py, black Sph vnlts at 30º to 40º of c.a., 2 to 3 per meter 0.2 to 1.5 cm wide calcite replaced to FG qtz < FG Py and trz of Sph vnlts at 30º of c.a. in S.S. beds, 5 to 6 in the interval 0.8 to 1.2 cm wide massive FG Py-black Sph lenses? In Silts.
653.95	654.20	20 cm wide abundant Subhedral to cubic Py-brown to black Sph< Gn trz of Cpy? Less calcite to FG qtz vnlt at 60º of c.a.

9

QTA-30

654.20	655.45	Silts 70% medium size grain S.S. 30% bedding at 55º of c.a.
		654.50-654.80 m 7.5 cm wide Fault zone at 65º of c.a. FG anhedral Py and less Sph diss in gouge
655.45	655.65	Irregular Bx zone with 3 cm wide of abundant subhedral Py-black Sph < calcite to qtz band at 60º of c.a., rest of the interval irregular 0.1 to 0.4 cm wide calcite to qtz< FG Py and Sph vnlts in stockwork, sulfides 7% to 10% in the interval
655.65	656.50	Zone of irregular broken silts a 23 cm wide S.S. bed at 70º of c.a. wide apart stockwork zone of 0.1 to 0.4 cm wide calcite to qtz trz of black Sph vnlts
656.50	657.45	Silts 90% thin 0.2 to 1.5 cm wide fine grain size S.S. beds, bedding at 55º to 60º of c.a., P-C alteration, 3 irregular Bxed vnlts 0.4 to 2.5 cm wide calcite to qtz FG subhedral Py –brown Sph < Gn vnlts at 30º,50º and 60º of c.a.
		657.30-657.45 m 2.5 cm wide calcite to Qtz FG subhedral Py black Sph < Gn vnlt at 30º of c.a. FG Py and trz of Sph diss in walls
657.45	663.60	Silts 90% thin bedded moderate fracturing along bedding, bedding at 70º to 75º of c.a. P-C alteration 6 to 8 per meter usually 0.1 to 0.4 cm wide FG Py-Sph lenses? Or vnlts injected into bedding, 6 in the interval 0.6 to 1.2 cm wide subhedral Py brown Sph lenses and calcite to qtz trz of Sph vnlts at 30º to 40º of c.a.
663.60	664.50	Broken core various fault planes along bedding and at 60º to 80º of c.a., calcite to qtz < FG subhedral Py trz of Sph –Gn in up to 3 by 10 cm fragments, 6 to 8 in the interval 0.2 to 0.6 cm wide FG Py –black Sph < calcite to qtz vnlts, and one irregular 2.5 cm wide calcite to qtz-subhedral Py black Sph vnlt at 20º of c.a.
664.50	666.90	Fault zone fine milled rock zones 10 to 30 cm of only grey colour mud, fragments of rock and few of calcite to qtz-Py-Sph vnlts, 5 to 10 cm with up to 5% of FG Py trz of Sph diss
666.90	669.10	Medium size grain S.S. 70% Silts 30% irregular bedding at 75º to 90º of c.a., 6 to 8 per meter 0.2 to 2.5 cm wide irregular and broken calcite to qtz < sericite FG anhedral Py less Sph vnlts in wide apart stockwork
669.10	670.05	Two 7 and 10 cm wide Fault zones with abundant medium size grain Py-black Sph at 60º to 75º of c.a. less 0.5 to 1 cm wide abundant Py trz of Sph < calcite to qtz vnlts at 40º and 75º of c.a.
670.05	679.40	Silts 80% wavy bedding at 75º to 85º of c.a. P-C alteration, 2 to 4 per meter 0.4 to 1.5 cm wide subhedral Py-brown to black Sph less calcite lenses? And 1 to 2 per meter 0.1 to 0.5 cm wide calcite to qtz FG Py less Sph vnlts at 0º to 30º of c.a.
679.40	681.09	Fault zone broken core 2 to 20 cm wide zones of gouge with irregular 0.5 to 2 cm wide zones of FG Py less Sph diss also FG Py diss in S.S. total sulfides 4% to 5%
681.09	682.20	Silts 70% to 75% bedding at 80º of c.a. few fault planes along bedding and at 0º to 30º of c.a., scarce 0.1 to 0.2 cm wide calcite to qtz trz of Sph vnlts
682.20	682.70	Bxed zone with two 2 to 4 cm wide massive subhedral to cubic Py-brown to black Sph lenses, also calcite to qtz Py < Sph vnlts in stockwork, sulfides total 5% to 7%
682.70	683.30	Wk QSPC alteration 0.1 to 0.4 cm wide calcite to qtz fig Py less Sph vnlts in stockwork
683.70	686.90	Moderately fractured zone planes along bedding and less at 10º to 30º of c.a., Silts 90% bedding at 75º to 90º of c.a., P-C alteration 5 to 6 in the interval 0.2 to 0.8 cm wide FG Py less Sph trz of calcite to qtz lenses and vnlts at 30º of c.a.
686.90	687.15	Fault zone planes along bedding, Bxed calcite to qtz and rock fragments in milled dark grey groundmass Py and less Sph diss, sulfides 3% to 5%
687.15	689.70	Thin bedded Silts 85%, 0.1 to 0.5 cm wide fine grain size S.S. beds 15%,

10

QTA-30

		bedding at 75º of c.a., 3 in the interval 0.6 to 2 cm wide brown Sph subhedral Py < calcite to qtz vnlts and lenses.
689.70	698.70	Silts 90% thin bedded fine grain size S.S. beds 10%, bedding at 75º to 85º of c.a. P-C alteration wk sericite in 1 meter interval at top, scarce 1 to 2 per meter hairline to 0.2 cm wide calcite vnlts at 0º to 30º , just one 0.3 cm wide subhedral Py-brown Sph vnlt at 65º of c.a. FG anhedral Py clouds trz to 1%
698.70	699.77	8 to 10 per meter 0.2 to 1.5 cm wide calcite few replaced to qtz < FG Py trz of Sph vnlts at 0º to 190º and less 45º to 60º of c.a.
699.77	700.00	Fault zone along bedding trz to 2% Py diss
700.00	702.87	Silts 75% 0.1 to 1.5 cm wide fine grain size S.S. beds, bedding from 55º to 85º of c.a., P-C alteration wk sericite in scarce calcite vnlts
		701.20-701.25 m 5 cm wide abundant subhedral to cubic Py brown Sph less calcite to qtz vnlt or lens at 80º of c.a.
702.87	709.00	Kuc Caracol Fm Silts 60%, 0.2 to 6 cm wide beds, bedding at 70º to 80º P-C alteration 3 in the interval 0.1 to 0.5 cm wide calcite vnlts 708.00 to 708.30 m 0.1 to 1 cm wide calcite-FG anhedral Py vnlts in stockwork 699.80-701.31 m Faulted zone along bedding with sericite and FG Py 2%
		701.20 m 6 cm wide massive subhedral Py-Sph-Gn vnlt at 80º of c.a.
709.00	716.00	Silts 90% in 0.2 to 1 cm wide beds, 0.1 to 0.5 cm, wide fine grain S.S. 10%, bedding at 70º, P-C alteration, 709.50-710.80 m Fault zone along bedding slickensides at 40º to 60º of c.a., mod sericite 712.55-712.93 m Fault gouge zone milled rock –calcite-sericite at 70º of c.a. 714.55-715.10 m Broken core fault zone, slickensides at 30º to 60º of c.a. 3 cm wide calcite vnlts and trz of Py and acicular Py.
716.00	727.00	Silts 90% in beds 0.1 to 2 cm wide, fine grain S.S. in beds 0.1 to 0.5 cm wide 10%, bedding at 70º to 80º of c.a.1 per meter 0.1 to 0.3 cm wide calcite- subhedral Py 2% to 10% vnlts at 20º to 40º of c.a. abundant 0.1 to 0.2 cm wide FG Py lenses
		722.35 m 0.3 cm wide massive subhedral Py-less Sph vnlt at 20º of c.a.
727.00	728.00	0.1 to 3 cm wide calcite-FG subhedral Py vnlts in stockwork, Py in interval 2% to 3%
728.00	734.70	Silts 90% fine grain 0.1 to 0.2 cm wide S.S. beds 10%, bedding at 70º of c.a., wk QSPC alteration moderate sericite in fractures and diss, fractured zone 5 slickenside per meter at 30º to 50º of c.a. 728.90-730.82 m 8 in the interval 0.1 to 2 cm wide calcite trz to 1% of FG subhedral Py vnlts at 30º to 60º of c.a. 730.82-733.25 m 3 in the interval 2 to 3 cm wide calcite partially replaced to FG qtz vnlts at 60º of c.a.
		733.25-733.42 m 0ne 12 cm wide Subhedral Py < Sph-Gn vnlt at 40º of c.a. moderate
734.70	744.50	Kuc Caracol Fm, Silts 90% in beds 0.1 to 2 cm wide, fine grain size 0.1 to 0.5 cm wide S.S. beds 10%, bedding at 70º of c.a. P-C alteration moderate sericite diss, 3 in the interval 0.1 to 0.3 calcite trz of FG anhedral Py vnlts at 50º to 60º of c.a. 738.50 m one 5 cm wide FG subhedral Py 10%, brown Sph and trz of Gn vnlt at 50º of c.a.
744.50	755.80	Silts 90% S.S. 10% bedding at 70º to 80º of c.a., P-C alteration, wk sericite, 2 per meter 0.1 cm wide fault zones at 10º to 50º of c.a.1 per meter 0.2 to 1 cm wide calcite- subhedral Py 2% vnlts at 30º and 70º to 80º of c.a. 753.00 m 35 cm wide Fault zone formed by 3 to 5 cm long rock fragments,

11

QTA-30

		slickensides with mod sericite at 80º and 90º of c.a.
755.80	761.70	Silts 90% , fine grain size S.S. in beds 0.2 to 0.5 cm wide 10%, bedding at 70º to 80º of c.a., wk QSPC alteration, wk sericite, 2 per meter 0.5 to 3 cm wide calcite totally replaced to FG qtz trz of F subhedral Py vnlts at 50º to 70º of c.a.
758.30-758.70 m 3 of 0.5 cm massive sulfides subhedral Py-Sph vnlts at 60º of c.a. and one 20 cm wide calcite replaced to FG qtz subhedral Py-Sph-Gn vnlt at 60º of c.a.
		761.50 m 12 cm wide subhedral Py-AsPy. Sph vnlt at 50º of c.a.
761.70	770.00	Silts 90%, in beds 0.1 to 2 cm wide, fine grain size 0.1 to 0.3 cm wide S.S. beds 10%, bedding at 70º to 80º of c.a., P-C alteration, 2 per meter 0.2 to 0.5 cm wide calcite trz of FG Py vnlts at 20º to 30º of c.a.
770.00	785.16	Kuc Caracol Fm, Silts 70%, in beds 0.1 to 2 cm wide, fine grain size 0.2 to 2 cm wide S.S. beds 30%, bedding at 60º to 70º of c.a., wk P-C alteration, 2 per meter 0.3 to 1 cm wide calcite trz of sericite vnlts at 30º to 80º of c.a. just one 1 cm wide calcite partially replaced to FG qtz<acicular Py vnlt at 80º of c.a. 777.20-778.00 m and from 783.60 to 784.40 m 0.1 to 2 cm wide calcite trz of FG subhedral Py vnlts in stockwork
785.16		End of Hole

12

QTA-31

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	Feb 24 / 2005
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES	1 of

Summary of DDH QTA-31-05; 700,144 E; 2,653,346 N, 340°/-60°, San Gregorio hill area

From	To	Description
0.00	1.22	No core drilled with tricone bit
1.22	3.10	Kuc Caracol Fm thin bedded Silts 95%, 0.1 to 0.5 cm wide fine grain S.S. beds 5%, bedding at 75º to 80º of c.a., P-C alteration 6 to 8 per meter 0.1 cm wide Goethite< hematite lenses, trz of MnOx in scarce fractures along bedding hematite diss staining pink the rock 1 per meter 0.1 to 0.2 cm wide calcite-trz of Goethite vnlts at 30º to 40º of c.a.
3.10	6.82	Silts 90% to 95% thin beds, fine grain size wavy 0.1 to 0.4 cm wide S.S. beds 5% to 10%, bedding 75º to 80º of c.a. P-C alteration 4 in the interval 0.1 to 0.2 cm wide gypsum vnlts at 20º to 40º of c.a., 0.1 to 0.2 cm wide Goethite lenses, Goethite trz diss in thin bands and lenses Oxides 1%
6.82	20.06	Kuc Caracol Fm Silts 90% in 0.1 to 1.5 cm wide beds, fine grain size wavy 0.1 to 0.8 cm wide S.S. beds 10%, bedding at 75º to 80º of c.a., P-C alteration 1 to 2 per meter 0.1 to 0.2 cm wide gypsum vnlts at 40º and 60º of c.a., gypsum bottomed at 8 m depth
		8.00-20.06 1 to 2 per meter 0.1 to 0.3 cm wide calcite trz of Goethite vnlts at 20º to 30º of c.a., Goethite diss in < 0.1 cm wide microvnlts at 30º to 40º of c.a. and lenses, 5 to 15 cm long zones with 0.1 to 0.4 cm wide calcite vnlts in stockwork, Goethite diss in abundant 0.1 to 0.2 cm wide lenses, Goethite < Hematite diss staining rock, total Oxides 1% to 2%
	20.06	Bottom of oxidation zone
20.06	25.55	Mixed Oxides + Sulfides zone, Kuc Caracol Fm Silts 85% to 90%, fine grain size 0.1 to 1.5 cm wide S.S. beds 10% to 15%, bedding at 70º to 75º of c.a., P-C alteration, 60 cm of wide bleached zone at bottom of the interval, 6 to 8 per meter 0.1 to 0.3 cm wide calcite in the sulfides-less oxides sections, 0.1 to 1 cm wide gypsum lenses and less vnlts at 60º of c.a. in the oxides-less sulfides sections, 0.2 to 3 cm wide Bx by fault zones with 0.1 to 0.2 cm wide Goethite diss lenses every 2 to 3 cm apart, Goethite total 1%
	25,55	Bottom of the Mix oxides+sulfides zone
25.55	31.44	Silts 85%, fine grain size 0.1 to 0.8 cm wide S.S. beds 15%, bedding at 80º of c.a., fold at 31.20 m, P-C alteration wk bleaching with a 40 cm wide zone of moderate bleaching, 3 to 4 per meter 0.1 cm wide calcite lenses and 2 to 3 per meter hairline to 0.2 cm wide calcite<FG subhedral Py vnlts at 10º to 30º of c.a.
		27.95-28.30 m Consolidated Bxed and bleached zone, milled Silts-S.S.-calcite to qtz and sericite, FG subhedral Py and trz of fine grain black mineral or organic material diss, Py 1% to 2%

1

QTA-31

31.44	38.60	Kuc Caracol Fm thin bedded Silts 80% to 85%, fine grain size wavy and irregular 0.1 to 2 cm wide S.S. beds 15% to 20%, bedding at 75º to 85º of c.a. P-C alteration zones of 5 to 15 cm wide of wk bleaching
		31.50 m 3 cm wide gouge and bleached zone, moderate sericite, milled calcite to qtz, FG subhedral Py 2% to 3%, fault planes at 70º of c.a.
		31.60 m 5 cm wide Bxed fault zone, planes along bedding 75º of c.a., FG anhedral Py in bands and diss 3%, wk sericite, 15 to 20 cm wide zones of 0.1 to 0.5 cm wide calcite vnlts in stockwork
		36.00-38.60 m 7 in the interval irregular 0.2 to 0.6 cm wide calcite wkly replaced to FG qtz-FG anhedral Py vnlts at 30º to 40º and 70º to 85º of c.a. as lenses
38.60	46.00	Thin bedded Silts 90%, fine grain size 0.1 to 0.8 cm wide S.S. beds 10%, lightly wavy bedding at 70º to 80º of c.a., P-C alteration, 3 to 4 per meter 0.1 to 0.4 cm wide calcite scarce rhodochrosite less calcite to qtz –FG anhedral Py lenses, less than 1 per meter hairline to 0.2 cm wide calcite vnlts at 40º of c.a.
46.00	46.25	Bxed and bleached zone, milled light grey greenish Silts, calcite to qtz, trz of rhodochrosite irregular vnlts and fragments, FG anhedral to subhedral Py diss in thin bands Py 1%
46.25	51.20	Silts 90% to 95%, wavy 0.1 to 0.6 cm wide fine grain size S.S. beds 5% to 10%, bedding at 75º of c.a., P-C alteration, 1 to 2 cm pebble dikes with calcite wkly replaced to qtz groundmass, scarce less than 1 per meter 0.1 to 0.2 cm wide calcite-trz of FG Py vnlts at 10º to 30º of c.a.
51.20	51.35	Bleached zone light grey greenish Silts, irregular calcite to qtz vnlts, FG Py trz to 1% diss
51.35	64.20	Kuc Silts 90%, wkly wavy 0.1 to 0.5 cm wide fine grain size S.S. 10%, bedding at 70º to 85º of c.a., abundant micro calcite vnlts in irregular stockwork zones, 3 to 15 cm wide zones with irregular 0.2 to 2 cm wide calcite to qtz –FG anhedral Py vnlts
		55.75 m two in the interval 0.2 to 0.7 cm wide calcite to qtz <FG Py lenses
		60.85 m 5 cm wide zone of irregular 0.2 to 1 cm wide calcite to qtz-FG anhedral Py lenses, Py 3% to 5%
		61.00 m 1.5 to 2 cm wide calcite to qtz FG Py trz of ss? Vnlts at 70º of c.a.
		62.50-62.75 m Fault Bx zone formed by milled and bleached Silts-calcite to qtz- chlorite? Or epidote staining of light green the rock, FG anhedral Py diss
64.20	65.64	Bxed by fault zone, formed by fragments of Silts and calcite to qtz –sericite FG anhedral and less subhedral Py vnlts, Gouge zones 2 to 5 cm wide, fault planes at 30º and 50º of c.a. Py in interval 3% to 5%
65.64	77.30	Thin bedded Silts 95%, scarce 0.1 to 0.5 cm wide fine grain size S.S. beds 5%, bedding at 80º to 85º of c.a., P-C alteration, 2 to 3 per meter irregular 0.3 to 2.5 cm wide calcite to qtz FG Py lenses and Bxed zones along bedding, Py trz to 1%
77.30	78.10	1 to 2 cm wide banded calcite to qtz FG anhedral Py trz of ss lens at 0º to 20º of c.a.,
78.10	82.19	Silts 75%, wavy 0.3 to 1 cm wide fine grain size S.S. beds 25%, bedding from 10º to 45º of c.a., P-C alteration, wk sericite in scarce calcite vnlts, 3 to 5 per meter irregular 0.1 to 0.5 cm wide calcite to qtz FG subhedral Py lenses and scarce vnlts at 60º of c.a. crossing bedding, 0.5 to 1 cm wide FG Py diss bands
82.19	82.46	Fault Bx zone, planes at 75º and 85º of c.a., Py diss 1% to 2%, scarce calcite to qtz fragments Fault zone 13 cm of Bx formed by calcite totally replaced to FG qtz- FG Py < brown to black Sph and ss fragments in milled rock, rest of the interval wkly Bxed Silts with irregular 2 to 5 cm wide Bx zones, FG anhedral Py 3% in microvnlts.

2

QTA-31

82.46	87.83	Silts 90% wk bleached zone, bedding at 40º to 55º of c.a., P-C alteration, less than 1 per meter 0.1 to 0.2 cm wide calcite to qtz lenses and less vnlts
		83.12 m 7 cm wide Fault Bx zone at 60º of c.a. scarce calcite, Py diss 1%
		85.90-86.44 m Two in the interval 0.4 to 0.6 cm wide calcite to qtz FG subhedral Py, trz of Sph and ss lenses
87.83	88.05	Bx by faulting zone, fault planes along bedding, FG to medium size grain anhedral and subhedral Py diss 3% to 5%
88.05	94.65	Kuc Caracol Fm thin bedded Silts 90%, 0.1 to 0.5 cm wide S.S. beds 10%, bedding at 40º of c.a., P-C alteration, wk sericite wkly bleached zone, abundant 0.1 to 0.2 cm wide calcite to qtz -FG subhedral Py lenses every 1 to 2 cm apart, Py 3% in the interval
		88.30 m 0.6 cm wide FG subhedral Py < calcite to qtz-trz of Sph and ss lens
94.65	94.95	Fault Bx zone, milled rock, subangular < 1 cm long rock fragments, trz of calcite to qtz, Py diss trz to 1%
94.95	97.25	Silts 95% in beds 0.1 to 1 cm wide, 0.1 to 0.2 cm wide fine grain size S.S. beds 5%, bedding at 40º to 50º of c.a., P-C alteration, FG subhedral Py diss in < 0.1 cm wide lenses, Py 2%, moderately fractured zones with fractures along bedding, 1 to 3 cm wide Bx zones along bedding
97.25	99.76	Fault gouge zone along bedding, subangular fragments, bedding changing from 45º to 10º and again 40º of c.a. at bottom, banded calcite to qtz-FG subhedral to cubic Py lenses and fragments in Bx, Py 2% to 3% trz of ss? In thin sections of the Bx.
99.76	107.98	Moderate to advanced broken zone, abundant slickensides along bedding at 50º of c.a., P-C alteration, wk sericite zones of 5 to 15 cm wide Bx gouge with FG subhedral Py diss 3% to 4%, scarce 1.2 cm wide calcite to qtz FG subhedral to cubic Py trz of Sph and ss lens at 102.30 m.
107.98	108.90	Fault gouge zone, abundant milled rock and scarce calcite, some 2 to 10 cm long calcite fragments, Py 3% to 5%
108.90	113.48	Wkly bleached Kuc Caracol Fm Silts 80%, fine grain size 0.2 to 2 cm wide S.S. beds, bedding at 50º to 60º of c.a., 2 to 5 cm wide gouge Bx zones along bedding with 4% to 6% of Py diss, FG subhedral Py-calcite to qtz 0.1 to 0.2 cm wide lenses
113.48	116.70	Zones of 5 to 20 cm wide Bx by faulting zones with < 1 cm long rock and less calcite to qtz fragments in abundant milled rock, FG subhedral Py diss 4% to 6% among zones 10 to 50 cm wide of fractured rock with fractures every 2 to 10 cm apart along bedding, Py 3% to 5% in the interval and less calcite to qtz fragments
116.70	120.45	Silts 95% thin bedded, bedding at 30º of c.a., abundant 0.1 to 0.5 cm wide FG Py diss lenses, scarce 0.1 to 0.2 cm wide calcite to qtz FG subhedral Py trz of ss lenses, Py 3%, some fractures along bedding every 10 to 40 cm apart, 1 to 2 per meter 0.1 to 0.2 cm wide calcite-subhedral Py vnlts at 70º of c.a. and some along bedding, Py 2% in the interval
120.45	120.70	Fault Bx zone, milled dark grey rock, scarce calcite FG subhedral Py diss 3%, fault planes at 60º of c.a.
120.70	121.30	Fault gouge zone < 1 cm long rock fragments in dark grey muddy groundmass
121.30	123.95	Kuc Caracol Fm thin bedded Silts 95%, bedding at 10º to 20º of c.a. P-C alteration, FG subhedral Py in < 0.1 cm wide lenses 1 to 2 cm apart, Py 3., 2 in the interval 1 and 1.5 cm wide calcite to qtz < FG Py vnlt at 55º and 60º of c.a.
123.95	124.53	Advanced fractured zone, bedding at 0º to 10º of c.a., 1 in the interval 0.1 cm wide calcite<FG Py vnlt in a rotated fragment, wk sericite

3

QTA-31

124.53	126.25	Silts 95%, bedding at 20º to 10º of c.a., P-C alteration 2 zones 8 and 15 cm long of Bx by faulting with broken 0.5 to 2 cm wide calcite to qtz< Py and trz of ss vnlts, also subangular rock fragments in milled rock-calcite-sericite groundmass, 9 in the interval 0.2 to 1.2 cm wide calcite replaced to FG qtz, FG anhedral to subhedral Py trz of ss vnlts at 60º to 80º of c.a.
126.25	136.35	Silts 80% to 85%, fine grain size 0.3 to 1.5 cm wide S.S. beds 15% to 20%, bedding changing from 20º to 50º of c.a., P-C alteration wk bleached zone trz of sericite diss and in scarce fractures, moderately fractured zone with fractures along bedding 8 to 15 cm apart, abundant 0.1 to 0.4 cm wide calcite to qtz FG subhedral to cubic Py lenses 2 to 5 cm apart Py 3% to 5%
		129.24-130.26 m 4 in the interval 0.1 to 0.6 cm wide calcite replaced to FG qtz FG Py trz of ss lenses
		121.98 m 5 cm wide gouge zone along bedding
136.35	136.45	Fault gouge zone, planes along bedding FG Py diss 2% to 3%
136.45	140.76	Moderate to high fractured zone abundant fractures along bedding 1 to 5 cm apart, Silts 90% to 95% thin bedded wavy irregular 0.1 to 0.5 cm wide fine grain size S.S. 5% to 10%, bedding changing from 45º to 10º of c.a., P-C alteration FG Py < calcite to qtz lenses 2 to 10 cm apart, Py 4% to 6% 20 to 50 cm wide gouge zones
		138.79-138.99 m 20 cm gouge zone mod sericite FG subhedral Py 2%
		139.28-139.73 m Folded and broken zone, subangular rock fragments 0.5 to 2 cm long in muddy rock flour, Subhedral Py diss 3% to 5%
140.76	144.65	Silts 80% thin bedded, fine grain size 0.1 to 1 cm wide S.S. beds 20%, bedding at 40º of c.a., P-C alteration, wk bleaching, abundant < 0.1 to 0.1 cm wide FG subhedral Py < calcite lenses at 0.5 to 3 cm apart, Py 5%, scarce 1 to 2 in the interval 0.1 to 0.2 cm wide FG Py < calcite to qtz, trz of ss lenses
144.65	146.30	Moderate to strong fractured zone Fault gouge zones 10 to 30 cm wide, fractures changing gradually from moderate to high then a Bx zone to the depth, faults along bedding, increase of FG subhedral to cubic Py 5% to 7%, abundant < 0.1 to 0.2 cm wide calcite to qtz-cubic Py trz of ss lenses 0.5 to 2 cm apart.
146.30	148.65	Silts 95% in 0.2 to 5 cm wide beds, 0.1 to 0.3 cm wide fine grain size S.S. beds 5% to 10%, P-C alteration bedding at 55º of c.a., wk sericite moderately fractured zone with 1Bx zone 30 cm wide at 147 to 147.30 m, 8 to 10 per meter 0.1 to 1 cm wide calcite to qtz FG cubic Py, trz of ss lenses 2 to 8 cm apart
148.65	148.76	6 to 7 cm wide calcite totally replaced to FG qtz vnlt with 2 to 2.5 cm wide FG subhedral Py trz of ss band in the bottom.
148.76	153.78	Highly fractured zone (thrust fault) 10 to 30 cm long gouge zones with abundant < 1 cm long fragments in milled rock < calcite to qtz groundmass, bedding and fault planes changing from 50º to 0º and finally 50º at bottom of the interval, 1 to 1.5 m wide zones with abundant 0.8 to 1.5 cm wide banded calcite replaced to FG qtz vnlts in stock work most vnlts at 0º to 10º as lenses and less at 65º to 90º of c.a., FG to medium size grain subhedral to cubic Py 8% to 10% diss in irregular 0.2 to 0.8 cm wide bands at 0º to 10º, trz of ss and Sph
153.78	157.42	Silts 95% in beds 0.1 to 2 cm wide, scarce 0.1 to 0.3 cm wide fine grain size S.S. beds 5%, bedding changing from 50º to 30º to 0º, P-C alteration wk sericite moderately fractured zone with fault planes along bedding, 5 to 20 cm apart, 10 to 15 per meter 0.1 to 0.3 cm wide calcite to qtz-FG cubic Py trz of ss lenses 2 to 20 cm apart Py 5%, irregular 2 to 5 cm wide Bx zones between beds, 8 in 1.5 m interval at the bottom, 0.1 to 1 cm wide calcite to qtz vnlts at 60º to 85º of c.a.
157.42	160.14	Highly fractured and Bxed zone by low angle faulting, bedding and fault planes changing from 0º to 50º of c.a. gouge zones 2 to 5 cm wide between beds with

4

QTA-31

		milled rock-calcite to qtz –sericite fragments in same composition fine grain groundmass, bouddinage textures, Subhedral to cubic Py-Sph and ss and brown reddish stain diss in irregular bands and lenses in walls and inside the gouge zones, Py 7% to 10%. Scarce 10 to 15 cm wide banded and Bxed calcite to qtz vnlts at 60º to 75º of c.a.
160.14	162.85	Silts 90% to 95% in 0.1 to 5 cm wide beds, bedding at 45º to 50º of c.a., P-C alteration wk sericite, 0.1 to 0.3 cm wide calcite to qtz sericite-FG cubic Py trz of ss lenses or vnlts along bedding 0.5 to 10 cm apart, Py 2% to 3%
162.85	179.35	Silts 85% to 90% in beds 0.1 to 2 cm wide, wavy 0.1 to 0.2 cm wide fine grain size S.S. beds 10% to 15%, bedding changing from 20º to 40º and again 20º of c.a. P-C alteration, wk bleaching, sericite diss, 15 to 20 per meter 0.1 to 0.2 cm wide calcite to qtz-subhedral to cubic Py lenses, just a few of them with trz of Sph and ss 1 every 2 meters 0.3 to 0.6 cm wide calcite to qtz subhedral to cubic Py, trz of AsPy and ss vnlts at 60º to 75º of c.a.
179.35	179.53	Bx by fault zone, 0.4 to 0.6 cm wide calcite to qtz FG Py As Py vnlts displaced by faulting at 50º of c.a., Fault planes at 60º to 70º of c.a.
179.53	186.50	Silts 90% to 95% wavy 0.1 to 1 cm wide fine grain size S.S. beds 5% to 10%, bedding changing from 20º to 0º then 20º at bottom, P-C alteration wk bleaching wk sericite, 10 to 15 per meter 0.1 to 0.2 cm wide calcite wkly replaced to FG qtz FG subhedral to cubic Py lenses, 1 to 3 cm apart, FG anhedral Py diss in 1 to 2 mm at both walls of the lenses, few lenses with trz of Sph and ss, scarce less than 1 per meter 0.6 to 0.8 cm wide calcite FG subhedral Py vnlts at 70º to 85º of c.a.
186.50	187.46	Broken core zones of Bx by fault, 0.6 to 1 cm wide calcite to qtz subhedral to cubic Py trz of ss broken vnlts in the Bx zones
187.46	189.60	Silts 90% to 95% bedding at 55º to 60º of c.a., 6 to 8 per meter 0.1 to 0.2 cm wide calcite to qtz FG subhedral Py lenses, 3 to 4 in the interval 0.2 to 0.3 cm wide calcite to qtz cubic Py trz of Sph and ss lenses and less vnlts at 60º of c.a. 188.70 7 cm wide gouge zone with irregular up to 1.5 cm wide calcite to qtz vnlts fragments, fault planes at 55º to 70º of c.a.
189.60	193.10	Fault gouge zone with 15% to 20º of calcite to qtz< Py trz of ss small fragments, Py 5% to 7% diss (base fault zone)
193.10	200.85	Silts 95% to 98% no bedding planes, irregular 0.2 to 1 cm by 3 to 5 cm long S.S. lenses, deposition on unstable basin, P-C alteration, 2 to 10 cm wide gouge zones at 20º, and 40º to 60º of c.a., irregular FG anhedral Py clouds, very scarce hairline to 0.2 cm wide calcite trz of FG anhedral Py vnlts
200.85	202.70	Bx by fault zone, 0.5 to 5 cm long fragments in scarce milled rock flour, wk sericite P-C alteration trz of FG anhedral Py diss
202.70	205.72	Silts 85% to 90%, sedimentation on unstable basin, very irregular 0.2 to 3 cm wide S.S. lenses, very irregular and wavy bedding at 50º to 60º of c.a. scarce less than 1 per meter 0.4 cm wide calcite to qtz < FG Py vnlts at 50º of c.a., FG anhedral Py diss in irregular small clouds Py trz to 1%
205.72	206.44	Two faults one at 205.90 m 10 cm wide at 40º to 50º of c.a., and the other at 206.15 m 2 to 5 cm wide gouge zone at 10º to 20º of c.a. with scarce fragments of calcite-adularia? FG Py in irregular 0.4 to 0.6 cm wide vnlts
206.44	214.20	Kuc Caracol Fm irregular Silts with irregular fine grain size S,.S. lenses and fragments, wavy deposition on unstable basin slump features, scarce and irregular bedding planes at 65º to 70º of c.a. P-C alteration wk sericite moderately fractured zone Faults at: 207.20 m 15 cm wide at 50º of c.a.; 208.10 m 2 cm wide at 50º of c.a.; 208.60 m 2 cm wide at 20º of c.a.; 210.50 m 1 cm wide at 60º of c.a.; 210.80 m 2 cm wide at 75º of c.a.; 212.0 to 213.30 1 to 2 cm

5

QTA-31

		wide at 0º to 10º of c.a. 213.60 m 1 cm wide at 60º of c.a.
214.20	231.00	Kuc Caracol Fm very irregular bedding Silts 80%, fine grain size 0.2 to 14 cm wide S.S. lenses or nodules 20%, wavy and irregular poorly bedded Silts, approximately bedding at 60º to 45º of c.a., less than 1 per meter hairline to 0.2 cm wide irregular calcite vnlts at 0º to 20º and 60º to 75 ºof c.a., scarce irregular FG anhedral Py clouds and small lenses
231.00	234.90	Zones 1 to 1.5 m wide of no bedded Silts with irregular 0.1 to 3 cm wide medium size grain S.S lenses between 1 to 1.2 m wide zones of Bedded Silts 60% to 70% and S.S. 30% to 40% in beds 0.5 to 2 cm wide bedding at 40º of c.a., P-C alteration wk sericite FG cubic Py < ss less calcite to qtz lenses or vnlts along bedding, trz of anhedral Py clouds and scarce 0.1 to 0.2 cm wide bands.
		231.65 m 1 cm wide FG cubic Py less Sph and ss < calcite to qtz lens or band along bedding
234.90	235.69	Fault zone along bedding Bx with 0.1 to 2 cm long rock fragments in dark grey milled rock trz of calcite to qtz groundmass fault planes at 40º to 45º of c.a.
235.69	237.40	Silts 40% to 50% fine grain size light grey S.S. in beds 0.2 to 3 cm wide 50% to 60%, bedding at 45º to 35º of c.a., P-C alteration 8 to 10 per meter 0.1 to 0.2 cm wide FG cubic Py in few of them trz of ss and Sph < calcite to qtz lenses
237.40	237.60	Fault zone two crossed vnlts of FG cubic Py < ss and Sph one vnlt 1 cm wide along bedding and the other 1 to 1.5 cm wide in fault zone at 20º of c.a.
237.60	234.25	Broken core Silts 50% medium size grain S.S. in 0.5 to 5 cm wide beds, bedding at 30º to 40º of c.a., P-C alteration wk sericite in scarce fractures 3 to 5 per meter FG cubic Py trz of ss < calcite to qtz lenses
		238.30-238.64 m Fault zone with 1 cm wide FG cubic Py < ss vnlt in milled rock groundmass
234.25	241.30	Kuc Caracol Fm Silts 75% to 80% fine grain size 0.1 to 0.4 cm wide S.S. beds 20% to 25%, bedding at 30º of c.a., P-C alteration wk sericite 8 to 10 per meter, 0.1 to 0.5 cm wide FG cubic Py trz of ss < calcite to qtz lenses, 3 to 4 per meter calcite to qtz < FG Py vnlts at 70º to 85º of c.a.
241.30	241.50	2 in the interval 2 to 2.5 cm wide FG Cubic Py < ss and Sph lens and a 0.8 to 1 cm wide calcite to qtz < FG Py vnlt at 75 ºof c.a.
241.50	241.80	Broken core fragments of medium size grain S.S., 8 to 10 0.1 to 0.2 cm wide FG cubic Py < calcite to qtz vnlts some with voids
241.80	242.15	10 cm wide massive Subhedral to cubic Py, 20% to 30% Sph and ss in calcite to qtz vnlt at 70º to 75º of c.a.
242.15	244.95	Kuc Caracol Fm fine to medium size grain S.S. in beds up to 50 cm wide 90%, a 10 to 12 cm wide Silts interval 10%, bedding at 30º of c.a. P-C alteration wk to moderate sericite in some calcite vnlts walls and fractures, 8 to 10 in the interval 0.1 to 1.5 cm wide calcite to qtz< FG anhedral and less subhedral Py trz of ss vnlts along bedding
244,95	258.40	Silts 90% to 95%, fine grain size irregular wavy 0.1 1 cm wide S.S. lenses or beds 5% to 10%, bedding at 40º to 50º of c.a., 4 to 6 per meter 0.1 to 0.2 cm wide FG cubic Py, in some with trz of ss-calcite to qtz lenses, 2 irregular 0.3 to 1.5 cm wide calcite to qtz < FG Py –Sph and ss vnlts or lenses at 40º to 50º of c.a. at top of the interval
258.40	259.00	Fault gouge zone with bands of FG cubic Py trz of ss in abundant milled rock groundmass fault planes at 40º of c.a. along bedding, one 1 to 1.5 cm wide calcite to qtz< sericite FG Py < ss vnlt at 20º of c.a.
259.00	268.00	Kuc Caracol Fm Silts 80% fine grain size S.S. 20%, in irregular beds 0.1 to 4 cm wide, P-C alteration. Bedding at 40º to 50º of c.a., 4 to 6 per meter 0.1 to 0.5 cm

6

QTA-31

		wide FG cubic Py few with trz of ss< calcite to qtz lenses or vnlts along bedding, 1 to 2m wide zones with 8 to 10 same composition lenses or vnlts along bedding
268.00	272.05	6 to 8 per meter wider 0.4 to 1.5 cm wide just one 4 cm wide calcite to qtz FG subhedral to cubic Py < ss and Sph lenses at 50º of c.a. the wider lens at bottom of the interval
272.05	285.20	Kuc Caracol Fm Silts 70% to 75% fine grain size S.S. 20% to 25%, in lightly wavy 0.2 to 6 cm wide beds bedding at 40º to 50º of c.a. P-C alteration wk sericite in scarce calcite vnlts walls, scarce less than 1 every 2 m 0.1 to 1 cm wide calcite < sericite FG subhedral Py trz of ss lenses and scarce 0.1 to 0.7 cm wide calcite vnlts at 40º to 60º of c.a.
285.20	289.80	Kuc Caracol Fm Silts 70% to 80% fine grain size 0.1 to 2 cm wide wavy S.S. beds 20% to 30%, bedding at 45º of c.a., P-C alteration 2 to 3 per meter FG subhedral Py < Sph –ss less calcite wkly replaced to FG qtz lenses FG anhedral Py trz to 1% diss in some S.S. beds
289.80	297.48	Silts 70% to 75% fine to medium size grain 0.1 to 10 cm wide S.S. beds, bedding at 50º to 60º of c.a. wk P-C alteration less than 1 every 2 meters 0.1 to 0.3 cm wide FG subhedral Py < ss lenses, 4 to 6 per meter 0.1 to 0.2 cm wide FG anhedral to subhedral Py lenses also FG anhedral Py diss in scarce S.S. beds, Py trz to 1% scarce less than 1 every 3 meters 0.3 to 0.5 cm wide calcite vnlts at 30º of c.a.
297.48	297.92	Fractured zone broken core fractures mainly along bedding
297.82	299.95	Silts 80% fine grain size S.S. in beds 0.1 to 1 cm wide 20%, P-C alteration, scarce 2 to 3 per meter 0.1 to 0.2 cm wide FG anhedral Py lenses and just 1 of 0.8 to 1 cm wide calcite wkly replaced to Qtz< sericite trz of FG Py lens, trz of Py diss in very scarce S.S. beds
299.95	305.11	Silts 90% to 95% scarce 0.1 to 0.5 cm wide S.S. beds, bedding at 50º of c.a., P- C alteration 8 to 10 per meter 0.1 to0.2 cm wide FG subhedral Py trz of ss and less Sph < calcite wkly replaced to qtz. Lenses
305.11	307.18	1 to 2 per meter 0.1 cm wide FG Py < Calcite wkly replaced to qtz trz of ss lenses, 8 to 10 per meter 0.1 to 0.2 cm wide FG anhedral Py < calcite lenses Py 1%
307.18	307.40	Fault zone 3 cm wide gouge. Planes along bedding with a 1.5 cm wide calcite wkly replaced to FG qtz-FG subhedral Py< Sph and ss vnlt or lens at 50º of c.a.
307.40	320.30	Silts 80% to 85% fine grain size 0.1 to 7 cm wide S.S. beds 15% to 20%, P-C alteration 3 to 4 per meter 0.3 to 0.6 cm wide calcite < FG anhedral Py lenses and vnlts at 40º to 50º and 60º to 75º of c.a., 1 every 2 meters 0.1 to 0.3 cm wide FG subhedral Py trz of ss and Sph < calcite wkly replaced to FG qtz lenses
320.30	321.30	Stockwork of 0.1 to 1 cm wide irregular calcite vnlts with 1 to 2 cm pebble dikes, 2 in the interval 0.3 to 0.4 cm wide FG subhedral Py trz of ss and Sph < calcite lenses bedding at 50º of c.a.
321.30		Silts 90% fine grain size 0.1 to 0.5 cm wide S.S. beds 10%, bedding at 50º to 60º of c.a., P-C alteration, 1 in the interval 0.2 cm wide FG subhedral Py trz of ss < calcite wkly replaced to FG qtz lens, 6 to 8 per meter calcite <FG anhedral Py lenses, Py trz in the interval
324.39	324.43	1.5 to 2 cm wide FG subhedral to cubic Py < Sph and ss < Calcite wkly replaced to FG qtz lens at 60º of c.a.
324.43	327.25	Silts 90% to 95% bedding at 45º to 60º of c.a., 2 to 3 per meter 0.1 to 0.3 cm wide FG subhedral Py < Sph and ss –calcite wkly replaced to FG qtz lenses
327.25	350.22	Kuc Caracol Fm Silts 70% to 75%, fine grain size irregular 0.1 to 0.4 cm wide wavy S.S. beds 20% to 25%, bedding at 40º to 55º of c.a., wk P-C alteration to fresh at bottom, scarce 1 to 2 per meter 0.1 to 0.4 cm wide calcite < FG Py

7

QTA-31

lenses and less than 1 per meter 0.1 to 0.3 cm wide same composition vnlts at 20º to 30º of c.a.
350.22	End of Hole

8

QTA-32

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	Feb 28 / 2005
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES	1 of

Summary of DDH QTA-32-05; 700,505 E; 2,653,356 N, 340°/-60°, Between San Gregorio and Chicharrona hills area

From	To	Description
0.00	6.53	Advanced Oxidized Tuff, fine grain fragments QSPC alteration, 5% of Hematite diss staining the rock
6.53	14.02	Volcanic Tuffs, fine grain Wk QSPC alteration sericite mod diss, light brown to tan colour Goethite diss and in some vnlts zones with Goethite 3% to 5%, 4 to 6 per meter 0.1 to 0.3 cm wide Goethite< MnOx< calcite vnlts in stockwork
		10.00-11.13 m Irregular 0.2 to 2 cm wide calcite < gypsum –Goethite< Mn Ox vnlts in stockwork
		11.75-12.45 m irregular 0.1 to 1 cm wide calcite-gypsum-Goethite-MnOx vnlts in stockwork
	14.02	Bottom of oxidation zone
14.02	32.21	Mix oxides+sulfides zone
14.02	14.83	Bx by Fault zone planes at 60º of c.a. QSPC alteration moderate to advanced sericite in groundmass of Bx zones, fragments of light grey silts? In 15 to 25 cm wide gouge zones, Py 2% to 3%
14.83	32.21	Kuc Caracol Fm Silts 95% 0.1 to 0.3 cm wide fine grain size S.S. beds 5%, bedding changing from 0º to 50º and 40º at bottom, P-C alteration, 5 to 6 meter wide zones of oxidized rock among zones 20 cm to 3 m wide zones with Py lenses, 1 to 2 per meter 0.1 to 0.2 cm wide calcite wkly replaced to FG qtz < Py to Goethite lenses, few 0.2 to 0.4 cm wide same composition vnlts at 30º of c.a. Py trz to 1%,
32.21	38.40	Kuc Caracol Fm Silts 95% scarce irregular wavy 0.1 to 1 cm wide S.S. beds bedding at 40º of c.a., P-C alteration less than 1 per meter 0.1 to 0.5 cm wide calcite vnlts at 20º to 30º of c.a., very scarce 1 every 2 meters 0.1 to 1 cm wide calcite-rhodochrosite Fg anhedral Py lenses, Py trz in the interval
38.40	70.00	Dark grey colour Silts 95%, fine grain size 0.2 to 2 cm wide light grey S.S. beds 5%, bedding changing from 30º to 10º then 0º and finally 20º at bottom, wk P-C alteration 2 per meter 0.2 to 2 cm wide calcite partially replaced to FG qtz < rhodochrosite and bands 1 to 2 mm wide of cubic Py vnlts at 20º to 30º of c.a., FG anhedral Py clouds 1%, only calcite in vnlts 0.2 to 2 cm wide at 50º to 80º of c.a.
70.00	97.05	Light grey Silts 95% in beds 0.1 to 3 cm wide, fine grain 0.3 to 0.5 cm wide S.S. beds 5%, bedding changing from 20º to 30º and 60º at bottom, wk P-c alteration, 2 per meter 0.3 to 2 cm wide calcite wkly replaced to FG qtz trz of red hematite trz to 1% of subhedral to cubic Py vnlts at 40º and 70º of c.a., FG anhedral Py diss in 1 to 2 mm wide bands at both walls of vnlts

1

QTA-32

97.05	97.60	Bx formed by 2 to 5 cm long silts fragments in 0.1 to 0.5 cm wide calcite wkly replaced to FG qtz < red hematite or ss? Vnlts or groundmass
97.60	99.25	Kuc Caracol Fm Light grey colour Silts 98% in beds 0.2 to 6 cm wide bedding at 50º to 60º of c.a., Wk P-C alteration, two in the interval 0.3 to 1 cm wide calcite with red hematite diss vnlts at 70º of c.a.
99.25	124.10	Silts 80% in beds 0.2 to 4 cm wide , fine grain size 0.5 to 3 cm wide S.S. beds 20%, bedding at 60º to 80º of c.a., wk P-C alteration, 2 vnlts per meter from 99.25 to 104 m and 1 per meter at bottom of the interval, 0.5 to 3 cm wide of calcite and thin bands of hematite < Fg anhedral Py 1% to 3% lenses at 60º to 80º of c.a., Fg Py diss in thin bands at both walls of vnlts.
		120.30 m 1 cm wide fault zone with 8% of subhedral Py at 60º of c.a.
124.10	134.20	Kuc Caracol Fm Silts 90%, in beds 0.2 to 5 cm wide, fine grain size 0. 5 to 2 cm wide S.S. beds 10%, bedding at 60º to 70º of c.a., wk P-C alteration, less than 1 per meter 0.1 to 0.5 cm wide calcite vnlts at 80º of c.a.
134.20	136.40	Fault gouge zone Silts fragments 0.1 to 2 cm long Subhedral Py 2%
136.40	140.00	Moderately fractured core zone, 70% of Silts and 30% of S.S. in beds 0.2 to 4 cm wide , wk P-C alteration, bedding at 50º of c.a., only two 0.2 to 0.5 cm wide calcite vnlts at 20º and 30º of c.a., some intervals as fragments with bedding at 20º ,30º and 40º of c.a.
140.00	146.33	Silts 60%, in beds 0.2 to 6 cm wide, fine grain size S.S. in 0.5 to 1 cm wide beds 40%, bedding at 40º to 50º of c.a., wk P-C alteration, five 5 to 30 cm wide faults zones in the interval, 0.1 to 1 cm long rock fragments in abundant fine grain muddy groundmass , Calcite vnlts fragments 3% to 5%, Subhedral to cubic Py 1% to 2%
146.33	152.80	Kuc Caracol, Silts 98% in beds 0.2 to 3 cm wide , bedding at 80º of c.a., wk P-C alteration less than 1 per meter calcite vnlts
152.80	166.52	Fault zone 5 to 10 cm long sections of rock, Silts 95% S.S. 5%, bedding at 70º of c.a., 5 to 20 cm wide Bx by fault zones formed by 0.1 to 2 cm long rock fragments in dark grey colour milled rock gouge, fault planes at 50º to 80º of c.a., 0.1 to 0.3 cm wide calcite vnlts fragments, Fg Py diss 3% to 5%
166.52	173.60	Fine grain size 0.2 to 2 cm wide light grey colour S.S. 80%. Silts 20%, bedding at 5º of c.a., wk P-C alteration, scarce 0.1 to 0.5 cm wide calcite vnlts at 30º of c.a.,
		Fault zone from 172.52 to 173.60 m with 0.5 to 3 cm long rock fragments in abundant dark grey muddy groundmass, fault planes at 20º of c.a., Fg Py diss 1%
173.60	187.00	Silts 95%, in beds 0.2 to 3 cm wide light grey 0.1 to 0.5 cm wide S.S. beds 5%, bedding at 0º to 5º of c.a., Wk P-C alteration, only 1 vnlt of calcite 2 cm wide at 60º and at 185.65 m depth, 5 cm wide fault zone at 180.14 m along bedding
187.00	194.10	Fault zone Silts fragments up to 15 cm long with wk P-C alteration, abundant thin fractures along bedding, 0º to 5º of c.a., 187.00 to 189.00 m slickensides at 10º to 20º of c.a., 189.20-190.30 Bx in abundant milled rock groundmass
194.10	201.15	Light grey Silts 90% in beds 0.3 to 2 cm wide, fine grain size 3 to 20 2 cm wide S.S. beds 10%, bedding at 40º of c.a., some irregular and elongated Silts and less S.S. fragments inside the bedded Fm, wk P-C alteration, scarce 0.1 cm wide calcite vnlts
201.15	210.00	Kuc Caracol Fm Silts 80%,in beds 0.1 to 3 cm wide, fine grain size 0.2 to 2 cm wide S.S. beds 20%, bedding at 40º of c.a., scarce 0.2 to 0.5 cm wide calcite wkly replaced to FG qtz ands FG Py subhedral to cubic Py vnlts at 30º to 50º of c.a.6 vnlts per meter from 201.0 to 203.47 m and 2 vnlts per meter from 203.47 to 210.00 m, 0.3 cm wide FG subhedral to cubic Py lenses up to 2%

2

QTA-32

210.0	231.00	Kuc Caracol Fm silts 90% in beds 0.3 to 3 cm wide S.S. 10%, bedding at 40º to 50º of c.a. wk P-C alteration 3 per meter calcite partially replaced to FG qtz, also only calcite-FG subhedral Py vnlts at 40º to 50º as lenses, about 50º of calcite vnlts replaced to Fg qtz rest of only calcite, 2100.0-211.50 m Fault Bx zone silts fragments 01. to 1 cm long in dark grey milled rock groundmass, some qtz fragments with Fg cubic Py 3%, thin bands 0.2 to 0.3 cm wide of FG Py diss at both walls of vnlts
231.00	249.32	Silts 95%, S.S. 5% bedding at 40º of c.a., wk P-C alteration, only 2 in the interval 0.5 cm wide calcite vnlts at 30º to 50º of c.a., Fg Py diss in 1 mm wide bands at both walls of calcite vnlts
249.32	265.30	Kuc Caracol Fm fine grain 0.2 to 3 cm wide beds Silts 90%, fine grain size 0.2 to 0.5 cm wide S.S. beds 10%, bedding at 30º of c.a., wk P-C alteration, 1 per meter 0.5 to 2 cm wide calcite lens at 30º of c.a.
260.60-261.20 m Fault zone along bedding with a 2 cm wide calcite moderately replaced to FG qtz subhedral Py lenses, Subhedral Py vnlts 2% to 5%

		261.10 to 261.20 m Dark grey colour gouge zone with a 2 cm wide calcite partially replaced to FG qtz Fg subhedral Py trz of Sph and ss lens at 30º of c.a.
265.30	280.00	Kuc Caracol Fm fine grain 0.1 to 3 cm wide Silts beds 70%, fine grain size 0.2 to 1 cm wide S.S. beds 30%, bedding at 30º of c.a. wk P-C alteration, 1 per meter 0.3 to 0.5 cm wide calcite partially replaced to FG qtz Fg Py trz vnlts at 10º to 30º of c.a.,
		267.0- 274.30 m only 3 in the interval calcite to qtz Fg subhedral Py, less Sph and ss vnlts at 10º to 30º of c.a. at 267.0 m, 272.10 m and 274.30 m, FG anhedral Py in clouds 1%, and in 0.1 to 0.2 cm wide FG subhedral Py lenses.
280.00	300.00	Kuc Caracol Fm Silts in beds 0.2 to 3 cm wide 80%m fine grain size 0.2 to 2 cm wide S.S. beds 20%, bedding at 30º to 40º of c.a. wk P-C alteration, 2 per meter 0.2 to 1 cm wide calcite-Fg Py vnlts at 30º to 60º of c.a.
		280.70-282.54 m 2 vnlts in the interval, 0.2 and 1 cm wide calcite Fg Py less sulfosalts and trz of Sph vnlt at 30º to 60º of c.a.
300.00	310.30	Silts 95%, light grey fine grain size 0.2 to 0.5 cm wide S.S. 5%, bedding at 30º of c.a. wk P-C alteration, 3 in the interval 0.2 to 0.3 cm wide white calcite vnlts at 10º to 30º of c.a. FG anhedral Py in vnlts 2%
310.30	322.00	Silts 80%, fine grain size 0.2 to 1 cm wide S.S. beds 20%, bedding at 30º of c.a. wk P-C alteration, 3 in the interval 0.2 to 0.3 cm wide calcite wkly replaced to FG qtz Fg Py vnlts at 30º to 50º of c.a., 317.40 0.2 cm wide calcite wkly replaced to FG qtz trz of ss vnlt at 50º of c.a.
322.00	340.00	Silts 70%, light green 0.2 to 3 cm wide S.S: beds 30%, bedding at 30º of c.a. wk P-C alteration, 1 vnlt per meter 0.2 to 1 cm wide calcite < FG Py vnlts at 10º to 30º of c.a.
340.00	346.25	Light green Silts 95%, S.S. in beds 0.2 to 0.5 cm wide 5%, bedding at 20º of c.a. 1 in the interval 1 cm wide calcite wkly replaced to FG qtz Fg subhedral Py less Sph lens
346.25		End of hole

3

QTA-33

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	March 5 / 2005
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES	1 of

               Summary of DDH QTA-33-05; 700,282 E; 2,652,922 N, 340°/-60°, South of San Gregorio hill

From	To	Description
0.00	10.97	Poor recovery only rock fragments < 7 cm long Kuc Caracol Fm? S.S. 95%, brown Goethite diss and in 0.1 to 0.2 cm wide vnlts, scarce 0.1 to 0.2 cm wide calcite < sericite –Goethite vnlts, Goethite 2%
10.97	14.02	Kuc Caracol Fm fine grain S.S. 95% in irregular 0.2 to 1.5 cm wide beds, Silts 5%, irregular bedding at 30º to 0º then 10º of c.a., P-C alteration 6 in the interval 0.1 to 0.2 cm wide calcite< Goethite vnlts at 35º to 45º of c.a., two 1.2 and 3 cm wide calcite-Goethite in walls vnlts at 40º and 60º of c.a., trz to 1% light brown Goethite diss in irregular bands
	14.02	Bottom of irregular oxidation zone
14.02	19.65	Fine grain S.S. 95% in very irregular beds with small 0.2 to 1 cm long Silts nodules? 5%, scarce bedding planes ample waves irregular bedding, some thin intervals showing thin beds at 40º to 0º of c.a., P-C alteration, wk bleaching, scarce 4 in the interval hairline to 0.2 cm wide and one 2 cm wide calcite wkly replaced to FG qtz- FG anhedral to subhedral Py vnlts at 30º to 40º of c.a. and less at 80º to 90º of c.a., Py diss in irregular 0.2 to 0.5 cm wide bands at both walls of calcite to qtz vnlts.
19.65	27.50	Kuc Caracol Fm very irregular fine grain S.S. beds 95%, scarce 0.1 to 0.3 cm wide beds and irregular nodules of Silts 5%, wavy bedding with ample folds sedimentation on very unstable basin, intervals with beds at 0º and 10º of c.a., P-C alteration 3 to 4 per meter 0.1 to 0.2 cm wide calcite vnlts at 10º to 30º and less at 70º to 90º of c.a.
27.50	29.20	4 fault zones, 4 to 6 per meter 0.3 to 1.5 cm wide calcite < FG anhedral Py vnlts at 30º to 40º of c.a. and just one the wider at 60º of c.a. in wall of the 28 .90 m fault, FG Py diss < 1% in walls of calcite vnlts, Faults at; 27.50 m 1 to2 cm wide at 45º of c.a.; 28.26 m 1 cm wide at 60º of c.a.; 28.38 m 1.5 cm wide at 40º of c.a. and 28.90 m 1.5 cm wide at 60º of c.a.
29.20	36.30	Fine and less medium size grain S.S. 95% in very irregular and ample folded wavy beds, intervals with beds at 20º and 60º of c.a., P-C alteration, scarce 1 to 2 per meter hairline to 2 cm wide calcite trz of FG anhedral Py vnlts at 60º to 85º and less at 10º to 30º of c.a., Py trz in the interval
36.60	44.80	Wk to moderately fractured zone fine grain size S.S. 85% in irregular beds, 5 to 20 cm wide wkly Bxed by faulting zones among 20 cm to 1.2 m long no Bxed zones, wk sericite in some calcite vnlts walls, 1 to 2 per meter some broken 0.1 to 0.4 cm wide calcite < sericite vnlts at 20º to 30º of c.a., trz of FG Py
44.80	48.60	Bxed by fault zone, subangular to subrounded 0.2 to 5 cm long rock fragments in milled rock trz of sericite groundmass, scarce calcite fragments, trz of FG Py,

1

QTA-33

		irregular 0.2 to 2 cm wide calcite vnlts filling cavities in 10 to 15 wide Bx zones, Bx borders at 60º and 85º of c.a.
48.60	52.16	Kuc Caracol Fm Silts 70%, fine grain size 0.2 to 1 cm wide S.S. beds 30%, lightly wavy bedding at 50º of c.a., P-C alteration, trz of sericite diss and in scarce calcite vnlts walls, less in thin fractures, Bx gouge zones 5 to 10 cm wide at 20º to 30º and 60 to 70º of c.a., scarce 0.2 to 0.8 cm wide calcite-sericite irregular vnlts in Bx
52.16	63.30	Kuc Caracol Fm fine grain size light grey 0.2 to 12 cm wide S.S. beds 60%, light grey 0.1 to 2 cm wide Silts beds 40%, wavy bedding at 50º to 60º of c.a., 1 to 2 per meter 0.1 to 0.6 cm wide calcite lenses and less than 1 per meter hairline to 0.1 cm wide calcite trz of FG Py vnlts at 30º to 40º of c.a.
63.30	64.00	Wkly bleached zone, bedding at 60º of c.a., old deformed zone now consolidated, moderate sericite in fractures and diss, 2 to 5 cm wide fault gouge zones at 60º and 85º of c.a.
64.00	84.12	Kuc Caracol Fm 0.1 to 1 cm wide light grey Silts beds 70%, fine grain size 0.2 to 8 cm wide S.S. beds 30%, lightly wavy bedding at 45º to 60º of c.a. P-C alteration wk sericite, scarce less than 1 per meter 0.2 to 1.5 cm wide banded calcite lenses, 2 to 4 per meter irregular hairline to 0.3 cm wide calcite trz of FG Py vnlts at 10º to 30º of c.a.
84.12	88.00	Zones 2 to 10 cm wide of thin bedded fine grain size and “dirty” S.S. with thin irregular calcite lenses interbedded in 2 to 6 cm wide beds, bedding at 60º of c.a.,
88.00	114.60	Kuc Caracol Fm fine grain size 0.1 to 1 cm wide Silts 70%, fine grain irregular 0.2 to 4 cm wide S.S. beds 30%. Lightly wavy bedding at 40º to 65º of c.a., P-C alteration, wk bleaching, 2 to 4 per meter 0.1 to 0.6 cm wide calcite few partially replaced to FG qtz trz of FG Py vnlts at 30º to 50º of c.a., less than 1 per meter 0.1 to 4 cm wide banded calcite lenses, trz of FG Py in very scarce calcite vnlts
114.60	119.00	Kuc Silts 90% in beds 0.2 to 3 cm wide, scarce fine grain size lightly wavy 0.1 to 0.5 cm wide S.S. beds 10%, bedding at 40º to 55º of c.a. P-C alteration, 6 to 8 per meter 0.1 to 0.3 cm wide calcite partially replaced to FG qtz vnlts at 25º to 40º of c.a.,
119.00	124.10	Silts 80% irregular fine grain size 0.1 to 5 cm wide S.S. beds 20%, wavy bedding at 50º of c.a., P-C alteration wk sericite in calcite vnlts walls and fractures and less diss, 1 to2 per meter 0.1 to 1 cm wide calcite some druse textures < sericite trz of FG anhedral Py vnlts in two sets one at 10º to 30º crossing the 50º to 70º of c.a. set of vnlts 123.90-124.10 m Bx zone by faulting abundant irregular 0.1 to 0.3 cm wide calcite vnlts FG anhedral Py diss 1% to 2%
124.10	131.60	Silts 85%, fine grain size 0.1 to 3 cm wide S.S. beds. Wavy bedding with micro folds changing from 60º to 40º and 60º at bottom, P-C alteration, 2 to 3 per meter irregular in portions folded 0.1 to 0.8 cm wide calcite trz of sericite vnlts at 20º to 30º and 40º to 70º of c.a., scarce FG anhedral Py diss in scarce S.S. beds Py trz
131.60	135.36	Broken core Silts 90% wavy 0.1 to 0.3 cm wide S.S. beds 10%, bedding changing from 40º to 20º then 0º at bottom , P-C alteration wk sericite in calcite vnlts and fractures, 8 slickensides at 20º , 40º and 50º to 70º of c.a. in the interval, scarce 1 to2 per meter 0.1 to 1.2 cm wide calcite some druse textures< sericite vnlts at 20º to 40º and 80º of c.a.
135.36	136.17	6 in the interval irregular 0.3 to 2.5 cm wide calcite vnlts and lenses, scarce druse calcite, 6 to 8 per meter 0.1 to 0.2 cm wide calcite vnlts at 0º to 15º of c.a.
136.17	143.22	Silts 80%, zones of irregular and micro folded 0.1 to 1 cm wide fine grain S.S.

2

QTA-33

		beds 20%, wavy and micro folded bedding changing from 60º to 0º then 50º of c.a., 2 zones 10 and 20 cm wide of wk bleaching, near to old Bxed zones at 141 m, 1 to 2 per meter 0.1 to 0.3 cm wide calcite vnlts at 20º to 40º of c.a. and less lenses
		139.60-143.22 m 8 faults most along bedding and at 60º to 85º of c.a., 6 to 8 per meter 0.2 to 0.5 cm wide folded calcite trz of FG anhedral Py lenses and scarce vnlts at 60º to 85º of c.a.
143.22	143.27	Bx by fault zone, formed by subangular 0.1 to 2 cm wide wkly bleached rock and less calcite fragments in abundant milled rock-sericite-calcite groundmass, planes at 65º at top and 45º at bottom
143.27	148.00	Irregular bedded and partially Bxed by sedimentary process rock, Silts 80%, S.S. 20%, 3 meters wide zone at bottom with wavy bedding at 50º to 60º of c.a., 8 to 10 in the interval fault planes at 0º to 20º and 60º of c.a., 8 to 10 per meter irregular and micro folded calcite vnlts or bands, trz of FG Py in 2 cm wide gouge zone at 50º of c.a. at 147.55 m depth
148.00	152.15	Fault zone 8 in the interval 5 to 30 cm wide Bx gouge zones most along bedding, 60 cm wide zone of sedimentary Bx at bottom with 5% to 7% of irregular and micro folded 0.1 to 0.3 cm wide calcite trz of FG Py vnlts 152.07-152.13 3 cm wide banded calcite FG anhedral Py less rhodochrosite vnlt at 60º of c.a.
152.15	169.30	Irregular sedimentation on unstable basin Silts 60% micro folded and wavy 0.1 to 5 cm wide fine grain size S.S. beds. Very irregular bedding changing from 40º to 10º then 70º to 85º of c.a. slump features, wk P-C alteration wk sericite in calcite and fractures, scarce less than 1 per meter fault zones at 20º to 30º of c.a. one 3 cm wide gouge Bx zone at 30º in the 162.36 m of depth, 1 cm wide gouge zone at 20º at 168.75 m
169.30	180.50	25 to 35 cm long intervals at top with very irregular and folded bedding and less Wavy and irregular bedding at bottom, Silts 80%, fine grain size 0.5 to 2 cm wide S.S. beds 20%, bedding from 20º to 40º then 60º of c.a. at bottom, P-C alteration, trz of sericite, scarce 1 to 2 per meter in general < 0.5 cm wide unusually up to 2 cm wide calcite, rhodochrosite trz of FG Py vnlts at 40º to 60º of c.a. Py trz in the interval
180.50	186.10	Moderately fractured zone, 4 to 6 fault zones most at 5º to 10º of c.a. less along bedding, Silts 80%, 0.1 to2 cm wide S.S. beds 20%, bedding at 30º to 50º of c.a., P-C alteration wk to moderate sericite in some calcite vnlts walls and fractures, scarce 3 to 5 in the interval 0.2 to 1.6 cm wide banded calcite < rhodochrosite lenses
186.10	191.50	Silts 90% lightly wavy 0.1 to 0.5 cm wide S.S. beds 10%, bedding at 20º to 40º of c.a., P-C alteration, less than 1 per meter 0.2 to 0.8 cm wide banded calcite vnlts at 30º to 40º and 60º to 75º of c.a. trz of Py
191.50	195.52	Wkly fractured zone Silts 95%, 0.1 to 0.3 cm wide S.S. beds 1’%, bedding at 50º to 60º of c.a., P-C alteration trz of sericite 8 to 10 per meter 0.1 to 0.2 cm wide FG anhedral Py lenses and less vnlts at 10º of c.a. Py 2%
191.70 m 1 cm wide fault zone at 0º to 10º of c.a.
192.25-193.23 m 2 sub parallel 0.1 to 1 cm wide faults at 0º to 5º of c.a.
194.85-195.05 m Fault gouge zone at 70º of c.a. 0.6 cm wide calcite vnlt in milled rock gouge zone
		195.32-195.52 m Fault gouge zone at 30º of c.a. FG Py diss 1% to 2%
195.52	196.10	8 to 10 0.1 to 0.2 cm wide calcite wkly replaced to FG qtz < FG subhedral Py vnlts at 50º and lenses, Py 2% to 3%
196.10	218.24	Kuc Caracol Fm Silts 95%, scarce fine grain size 0.1 to 0.3 cm wide S.S. beds

3

QTA-33

		5%, bedding changing from 40º to 20º at 206.5 m, at 35º at 210, 0º at 212m and 20º to 30º of c.a. at bottom of the interval, P-C alteration scarce 1 to 2 per meter including 0.6 to 1.2 m wide zones with 6 to 8 per meter 0.1 to 0.5 cm wide calcite vnlts at 40º and 60º of c.a. most as lenses at 0º to 40º of c.a. FG anhedral Py in very scarce calcite vnlts, Py trz
218.24	221.28	Kuc Caracol Fm Silts 95%, irregular and wavy 0.1 to 0.5 cm wide fine grain size S.S. beds 5%, bedding from 30º to 10º of c.a., P-C alteration wk sericite in calcite vnlts walls and fractures, 3 to 4 per meter hairline to 0.7 cm wide calcite < sericite < FG anhedral Py vnlts at 10º to 30º and 60º to 70º of c.a.
221.28	239.57	Kuc Caracol Fm Silts 80% in beds 0.1 to 6 cm wide fine grain to medium size grain at bottom 0.2 to 15 cm wide S.S. beds 20%, wavy bedding at 45º to 60º of c.a. P-C alteration trz of sericite in fractures, 2 to 3 per meter irregular 0.1 to 0.7 cm wide calcite some banded trz of FG anhedral Py vnlts at 30º to 40º of c.a. and less than 1 per meter 0.4 to 0.7 cm wide banded calcite lenses
239.57	242.20	Silts 85% zone of deformation, wide apart 0.2 to 1 cm wide calcite < sericite trz of rhodochrosite vnlts in stockwork and 5 to 10 cm wide Bx zones formed by 0.5 to 3 cm long subangular rock fragments in calcite groundmass at 20º of c.a., calcite in the interval 10%
		240.85 m 4 cm wide Fault gouge zone at 50º of c.a.
242.20	243.75	Silts 95% bedding at 40º of c.a. P-C alteration wk to mod sericite 10 vnlts in the interval 0.1 to 0.5 cm wide calcite-sericite vnlts at 30º of c.a., one irregular 0.5 cm wide banded calcite lens
243.75	245.67	Fault Bx zone, subangular to subrounded 0.5 to 3 cm long rock fragments less calcite < sericite milled rock groundmass, fault planes at 30º at top and 80º at bottom
245.67	250.45	Broken zone, some slickensides at 10º to 30º , 45º and 60º to 75º of c.a., Silts 95% bedding from 25º to 10º of c.a., P-C alteration wk to moderate sericite in fracts, irregular 2 to 8 cm wide pebble dike, with some druse calcite at 20º to 40º of c.a., calcite 15%
250.45	253.00	Kuc Caracol Fm Silts 95% in beds 0.2 to 5 cm wide, fine grain size wavy 0.1 to 1.5 cm wide S.S. beds 5%, P-C alteration trz of sericite. Bedding at 30º to 40º of c.a., scarce 1 to 2 per meter hairline to 0.5 cm wide calcite vnlts at 10º to 30º of c.a.
253.00	254.81	4 irregular 1 to 7 cm wide pebble dikes zones with druse calcite at 40º to 75º of c.a. calcite 5% in the interval
254.81	257.60	Silts 90% bedding from 70º to 40º of c.a. P-C alteration only 3 0.7 to 1.2 cm wide druse calcite vnlts at 30º and 50º of c.a.
257.60	257.80	4 cm wide Fault Bx with FG anhedral Py diss 3%, and 3 cm wide calcite totally replaced to FG qtz , trz of Sph and ss vnlt at 55º of c.a.
257.80	259.68	Silts 80% wavy 0.1 to 2 cm wide fine grain S.S. beds at 70º of c.a. P-C alteration only one irregular 0.3 to 0.7 cm wide calcite wkly replaced to FG qtz trz of Sph and ss vnlt at 60º of c.a., FG anhedral Py and scarce in hairline calcite vnlts Py 2% in the interval
259.68	260.91	Consolidated Bx zone by old faulting cemented with calcite trz of rhodochrosite, trz of hematite at 70º of c.a.
260.91	279.20	Kuc Caracol Fm Silts 95% 0.1 to 2 cm wide beds, fine grain S.S. 5%, bedding changing from 40º to 0º at 271 m and 30º at bottom, P-C alteration trz of sericite, usually less than 1 per meter 0.1 to 0.4 cm wide calcite vnlts at 20º to 30º of c.a. FG Py diss in calcite vnlts.
		264.65-265.35 Irregular 2 to 8 cm wide banded calcite vnlts at 10º and 60º to 70º of c.a.

4

QTA-33

269.20-270.70 m 6 to 8 per meter irreg8ular 0.1 to 0.2 cm wide calcite < FG Py vnlts in stockwork
		272.00-272.50 m 2 vnlts 0.3 to 1 cm wide calcite replaced to FG qtz trz of ss and less Sph vnlts at 50º and 70º of c.a.
279.20	288.34	4 to 6 per meter irregular hairline to 1.2 cm wide calcite some of them banded, few with druse textures vnlts at 30º to 40º and 45º to 60º of c.a. trz of FG Py in scarce vnlts
288.34	304.00	Kuc Caracol Fm Silts 90% to 95% in beds 0.1 to 3 cm wide S.S. 5% to 10%, bedding changing from 2’º to 10º then 30º at bottom, P-C alteration trz of sericite in very scarce fractures, 1 to 2 per meter 0.1 to 0.5 cm wide calcite scarce with trz of FG anhedral Py vnlts at 10º to 30º of c.a.
		291.76 m one 0.2 to 0.5 cm wide calcite wkly replaced to FG qtz trz of ss vnlt at 30º of c.a.
304.00	308.65	Silts 95% bedding changing from 30º to 0º at 306 m and 60º to 70º of c.a. at bottom. P-C alteration 5 to 10 cm wide zones with abundant 0.1 to 1 cm wide calcite less FG anhedral Py vnlts in stockwork, 4 to 6 per meter irregular 0.1 to 0.4 cm wide calcite few FG anhedral Py vnlts at 20º to 30º and less at 60º of c.a.
	308.65	1 cm wide Fault zone calcite fragments in gouge at 60º of c.a.
308.65	313.90	Silts 95% lightly wavy 0.1 to 0.2 cm wide fine grain size S.S. beds at 40º to 10º and 30º of c.a. at bottom, P-C alteration trz of sericite, 4 to 6 per meter irregular hairline to 0.6 cm wide calcite vnlts at 30º and 60º of c.a. and few lenses
313.90	315.10	5 to 15 cm wide stockwork zones with deformed and broken 0.2 to 1 cm wide calcite vnlts 315.00-315.10 m 7 cm wide banded calcite-less thin bands of organic material vnlt at 60º of c.a.
315.10	331.00	Silts 90% to 95%, bedding changing from 10º to 0º and 50º of c.a. at bottom, P- C alteration wk sericite 1 per meter irregular 0.1 to 1.5 cm wide calcite few with FG subhedral Py lenses, 2 to 3 0.1 to 2 cm wide calcite scarce with trz of FG anhedral Py vnlts at 50º to 60º and less at 10º to 20º of c.a., Py trz in the interval
331.00	332.16	Silts 90%, 5% to 7% of FG anhedral to subhedral Py in < 0.1 to 0.3 cm wide Py vnlts some Py in calcite vnlts walls, 4 to 6 irregular 0.1 to 0.5 cm wide calcite almost totally replaced to FG qtz vnlts in stockwork
332.16	333.26	7 cm wide Fault gouge zone at 60º of c.a. with 5% to 7% of FG Py some calcite to qtz 0.1 to 0.3 cm wide vnlts in some rock fragments, rest of the interval irregular 0.1 to 0.3 cm wide calcite to qtz FG anhedral to subhedral Py trz of ss in stockwork
333.26	333.76	Faulted and Bxed veinlet zone, broken core in less than 5 cm long fragments, Veinlet zone formed by irregular and thin 0.2 to 0.7 cm wide calcite totally replaced to FG qtz vnlts with 15% to 20% of subhedral to cubic Py, less dark grey sulfosalts and red to brown oxides from sulfosalts-brown to red Sph
333.76	334.62	Silts 90% irregular 0.2 to 1 cm wide broken calcite to qtz < FG anhedral to subhedral Py trz of ss in stockwork, Py 3% to 5%
334.62	335.89	Silts 95% wk QSPC alteration 8 to 10 per meter 0.1 to 0.2 cm wide calcite wkly replaced to FG qtz< FG anhedral to subhedral Py vnlts at 10º to 30º and 60º to 75º of c.a.
335.89	344.00	Kuc Caracol Fm light grey Silts 95% in beds 0.2 to 2 cm wide, fine grain size 0.2 to 5 cm wide S.S. beds 5%, bedding changing from 30º to 70º of c.a., P-C alteration, 1 to 2 per meter 0.1 to 1 cm wide calcite to qtz< FG subhedral Py vnlts at 50º of c.a., 0.2 to 0.3 cm wide, 3% of FG anhedral to subhedral Py lenses.

5

QTA-33

344.00	350.00	Silts 90%, light grey fine grain size 0.1 to 2 cm wide S.S. beds 10%, bedding at 60º to 70º of c.a., wk P-C alteration, wk sericite 345.00-345.70 m Fault gouge zone with rock and 0.1 to 0.2 cm wide calcite vnlts fragments, in milled rock groundmass fault planes at 5º to 10º of c.a. 346.70-348.70 m Fault gouge zone few calcite < sericite vnlts fragments at 20º of c.a.
350.00	353.85	Silts 90% to 95%, irregular bedding, no bedding planes, P-C alteration, 3 to 5 cm wide Bx by faulting zones at 349.75m, 351.0 m, and 351.50 m 2 cm wide calcite to qtz < ss vnlt at 351.78 m 351.88-353.0 m 0.1 to 0.2 cm wide calcite vnlts in stockwork
353.85	360.65	Silts in beds 0.2 to 3 cm wide 98%, bedding at 10º to 30º of c.a., P-C alteration wk sericite in calcite vnlts walls, 0.5 cm wide calcite-sericite vnlt at 10º of c.a. 358.00-360.00 0.1 to 0.2 cm wide irregular calcite vnlts in stockwork
360.65	369.47	Silts 98% in beds 0.2 to 4 cm wide, bedding changing from 40º to 0º at 367 m then 20º at bottom, wk P-C alteration, 2 per meter 0.1 to 0.5 cm wide calcite vnlts at 10º to 30º of c.a., 363.30-363.40 m Bx zone 0.1 to 0.5 cm long rock fragments in calcite groundmass, only one 0.5 cm wide Fg subhedral Py vnlt at 30º of c.a.
369.47	375.60	Silts 98% in beds 0.1 to 3 cm wide bedding changing from 20º to 5º at 370.80 m and again 20º at bottom, wk P-C alteration only 2 in the interval 0.2 and 0.5 cm wide calcite vnlts at 10º and 30º of c.a.
375.60	379.78	Silts 98% in beds 0.2 to 3 cm wide, bedding at 40º of c.a., wk P-C alteration, 30 cm wide zone with < 0.1 cm wide calcite –subhedral Py vnlts in stockwork Wkly fractured zone with slickensides at 20º and 50º of c.a.
379.78		End of hole

6

QTA-34

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	March 14 / 2005
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES	1 of

Summary of DDH QTA-34-05; 700,648 E; 2,653,175 N, 40°/-60°, Chicharrona Fault area

From	To	Description
0.00	15.40	Wkly consolidated and altered coarse grain size S.S. with subrounded 0.2 to 1 cm long sedimentary fragments. Moderate clay alteration, Hematite diss 2% staining red the rock no visible bedding planes MnOx trz
15.40	21.10	Coarse grain size S.S. wkly consolidated, 2% to 3% of subangular 0.1 to 1 cm long sedimentary rock fragments mainly Silts, wk to moderate clay alteration, 1% to 2% of light brown to tan Goethite diss, less than 1 per meter < 0.1 cm wide Goethite vnlts at 30º to 50º of c.a. Mon Ox trz
	21.10	Bottom of oxidation zone
21.10	24.78	Not bedded coarse grain size wkly consolidated S.S. with 2% to 3% of 0.1 to 0.5 cm long Sedimentary fragments increasing amount and length to the depth, wk to moderate clay alteration, wk chlorite staining to light green colour the rock, FG subhedral to cubic Py diss 1% to 2% scarce just one in the interval 0.2 to 0.3 cm wide Goethite vnlt at 40º of c.a. at 23.27 m depth
24.78	30.38	Conglomeratic sandstone wkly consolidated subangular to subrounded sedimentary fragments mainly Silts and less S.S., size of fragments increasing to the depth and varying from 0.2 to 1 length to 4 to 6 boulders per meter 2 to 8 cm long among a groundmass formed by abundant 0.2 to 0.5 cm fragments in a sandy groundmass, wk chlorite and clay alteration staining the groundmass and a few fragments, FG subhedral to cubic Py 2% to 3%
30.38	40.00	Coarse grain size S.S. with 0.6 to 1.2 m wide zones of conglomeratic S.S., apparent bedding at 30º of c.a. wk to moderate clay and chlorite alteration, irregular 0.1 to 0.2 cm wide FG Py bands at 10º to 20º of c.a., FG subhedral to cubic Py diss 2%
40.00	57.25	Coarse grain size S.S: moderate clay alteration in groundmass and in few fragments, scarce < 0.5 cm long Silts fragments, no bedding planes, trz to wk chlorite very lightly green colour staining groundmass FG subhedral to cubic Py trz to 1%
57.25	60.20	Conglomeratic Sandstone subrounded Silts < SS < 1 cm long fragments, wk chlorite wk to moderate clay alteration, wkly fractured zone with 6 to 8 fractures per meter at 50º to 70º of c.a. slickensides with chlorite at 30º of c.a. bedding plane at 40º of c.a. at bottom of the interval
60.20	65.64	FG subhedral Py !5 to 2% medium to coarse grain size S.S. wk chlorite and clay alteration FG subhedral to cubic Py diss trz to 1% 61.23-62.10 m Fractured zone milled rock by faulting fault planes with slickensides at 30º and 70º of c.a., FG subhedral Py diss 1%
65.64	78.03	Conglomeratic sandstone, usually 0.2 to 1 cm long subangular sedimentary fragments 30% to 50%, in coarse grain S.S. groundmass, increasing size of

1

QTA-34

fragments up to 23 to 10 cm long most of limestone cobbles from 72.75 m to 74.30 m apparent bedding in some wk banding at 45º of c.a., two slickensides at 45º of c.a. at 67.80 m depth
73.75-74.30 m wk oxidation to light red to brown Goethite after Goe6thite-MnOx Oxides trz.
		74.90-77.00 m wk to moderate light brown reddish oxidation of Goethite-MnOx staining groundmass and few fragments
78.03	85.53	Soft conglomeratic Sandstone 40% to 50% of 0.5 to 2.5 cm long rock no sorted fragments, few up to 8 cm long, most of Silts less S.S. few of limestone and calcite in 50% to 60’% of coarse grain size S.S. groundmass, no bedding planes, moderate clay (Kaolin?) wk chlorite alteration staining to light grey greenish the groundmass and to few fragments.
85.53	87.17	Wkly oxidized to Goethite-hematite-MnOx staining groundmass to a brown reddish colour, moderate clay and wk chlorite alteration
87.17	95.90	Conglomerate sandstone 20% to 40% of subangular to subrounded 0.5 to 3 cm long sedimentary rock fragments, moderate clay and wk chlorite alteration apparent bedding at 50º of c.a. at bottom
95.90	114.00	Wkly to moderate oxidized to brown-reddish colour conglomerate sandstone, 50% to 60% of 0.5 to 2,.5 long subangular to subrounded sedimentary and few calcite fragments, wk clay and chlorite alteration apparent bedding at 40º to 50º of c.a. scarce slickensides less than 1 every 2 meters at 30º and 70º of c.a.
		98.93-100.14 m wk to moderate chlorite not oxidized zone
114.00	124.52	No sorted Conglomerate sandstone formed by 30% to 50% of subrounded and less subangular 0.2 to 2 cm long sedimentary and less calcite fragments, scarce 5 to 10 cm long subrounded limestone fragments in coarse grain size S.S. groundmass. Moderate clay and wk chlorite alteration, scarce 20 to 35 cm wide fractured zones with milled S.S. and scarce rock fragments, slickensides at 10º to 20º and 50º to 70º of c.a., FG cubic Py diss 1%
124.52	130.17	Conglomeratic sandstone 50% to 60% of subrounded 0.5 to 3 cm long , few up to 2 x 8 cm sedimentary fragments in coarse grain size S.S. groundmass scarce 1 per meter slickensides at 10º to 30º and 60º to 70º of c.a., wk oxidation to brown reddish Goethite-MnOx diss apparent bedding at 40º of c.a. wk clay and chlorite alteration
		127.90-128.40 m no oxidized zone wk to moderate clay and wk chlorite alteration
130.17	140.40	Wkly oxidized conglomeratic sandstone wk clay and trz of chlorite alteration, no sorted rock and no bedding planes, less than 1 every 2 meters 1 to 5 cm wide gouge zones at 40º to 60º of c.a.
		139.00-140.40 m moderately fractured zone 10 to 12 per meter fractures most at 30º to 50º of c.a., 25 cm wide gouge zone at 70º of c.a. at bottom of the interval
140.40	169.42	Conglomeratic sandstone wk to moderate clay and wk chlorite alteration very scarce 5 x 7 cm limestone subangular fragments 140.40-151.90 m 60% to 80% of coarse grain size sandy groundmass, 20% to 40% of 0.5 to 2 cm long sedimentary fragments, wkly fractured zone, slickensides in zones 20 to 60 cm wide every 2 meters with planes at 10º to 30º less at 50º to 70º of c.a.
169.42	178.61	Conglomeratic Sandstone 30% to 40% of subangular less subrounded 0.2 to 2.5 cm long sedimentary and less calcite fragments in abundant coarse grain size sandy groundmass, no bedding planes, wk to moderate clay alteration, wk chlorite diss in groundmass, trz to 1% of FG subhedral PY from 169.50 to bottom of the interval, scarce 10 to 30 cm wide zones every 2 meters with 2 to 3

2

QTA-34

		slickensides at 40º to 50º and 70º to 85º of c.a. 178.61-178.71 m 8 cm wide Fault gouge zone, milled S:S., planes at 50º at top and 70º at bottom, FG subhedral to cubic Py diss trz to 1%
178.71	182.45	Coarse grain size S.S. or Tuff?? With irregular 0.5 to 1.5 cm subrounded nodules or aggregates of sand size grains of calcite-chlorite and Silts, wk to moderate clay and chlorite alteration, apparent bedding at 30º of c.a. at bottom, scarce 1 to 2 per meter slickensides at 30º to 40º of c.a., FG subhedral Py diss trz to 1%.
182.45	183.13	Wkly consolidated conglomeratic S.S. with up to 70 cm wide zones of only coarse grain size S.S. in conglomeratic S.S. scarce 3 to 7 cm long Silts or altered limestone fragments, moderate clay wk chlorite alteration, 5 fractures in the interval at 60º to 70º of c.a.
183.13	186.28	Conglomeratic S.S. 60% to 70% of subangular 0.5 to 2 cm long sedimentary rock < calcite fragments in a clay and wk chlorite altered groundmass, appears like Fault gouge zone, FG subhedral Py diss 1%
186.28	188.43	Fault gouge zone, conglomeratic S.S. among 5 to 40 cm long altered Caracol Fm fragments, mod to adv clay alteration, bleached to light grey colour zone, wk sericite, gouge planes at 40º to 60º of c.a., FG subhedral Py diss 1% to 2%
188.43	194.00	Fractured and Bxed by faulting Kuc Caracol Fm, Silts 95% in beds 0.2 to 1 cm wide, most bedding at 0º to 20º of c.a., P-C alteration, scarce and broken irregular 0.2 to 0.5 cm wide calcite vnlts, 6 in the interval 5 to 40 cm wide fault gouge zones at 30º to 50º and less at 70º to 85º of c.a.
194.00	197.50	Fault Bx gouge zone, advanced broken Silts, subangular 0.1 to 1.5 cm long rock fragments in dark grey milled rock trz of sericite and calcite groundmass fault planes at 40º to 50º of c.a.
197.50	202.40	Faulted zone with 20 to 40 cm long no broken Silts fragments among 6 to 7 in the interval 2 to 30 cm wide Bx gouge zones, bedding at 40º to 50º of c.a. fault planes at 40º to 75º of c.a. wk sericite in scarce fractures, scarce calcite vnlts FG subhedral Py trz to 1%
202.40	204.98	Fault Bx gouge zone, 20 cm to 1 m wide gouge zones among 3 to 30 wkly Bxed and fractured Silts intervals, wk sericite at top varying t moderate sericite at bottom, wk bleaching at bottom of the interval, fault Bx planes at 60º to 85º of c.a. FG subhedral Py 1% to 2% diss mainly in the Bxed zones
204.98	218.24	Kuc Caracol Fm irregular and wavy bedded fine grain size S.S. 2 to 5 cm wide beds 60%, wavy 0.1 to 4 cm wide Silts beds. Bedding at 10º to 30º of c.a., 1 to 2 per meter fractures and < 0.5 cm wide faults along bedding, 2 to 3 per meter irregular thin 1 to 5 cm wide Bx gouge zones at 50º to 70º of c.a. wk bleaching P-C alteration wk to moderate sericite in fractures, scarce 1 to 3 per meter 0.1 to 0.5 cm wide calcite-trz of FG anhedral Py vnlts at 20º , 40º to 60º and less at 80º to 90º of c.a.
218.24	222.30	Kuc Caracol Fm Silts 80% in beds 0.1 to 2 cm wide, fine grain size S.S. in beds 0.1 to 0.3 cm wide 20%, bedding at 10º to 25º of c.a. P-C alteration very wk bleaching, scarce FG anhedral Py in thin 0.1 to 02 cm wide lenses or vnlts along bedding and in very scarce vnlts at 60º to 70 º of c.a., irregular 1 to 2 cm wide Bx by faulting zone along bedding at bottom of the interval
222.30	227.90	Fault gouge Bx zone formed by 0.1 to 1 cm long rock and scarce calcite <sericite fragments, trz of rhodochrosite or hematite in calcite fragments, trz of FG anhedral Py in very scarce calcite vnlts fragments, fault planes at 20 º of c.a. along bedding at top and scarce at 70 º in middle of the interval
227.90	232.85	Moderately fractured zone, wk to moderate sericite in fractures and in few calcite vnlts walls, bedding at 0 º to 5 º of c.a., 0.5 to 2 cm wide zones of irregular Bx by

3

QTA-34

faulting along bedding, some fractures and slickensides at 30 º and 75 º to 85 º of c.a.
		230.25-232.85 m Moderate sericite in fractures and in calcite vnlts walls, 20 cm wide zone of irregular 0.1 to 2 cm wide calcite vnlts in stockwork in zones of folds at 231.60 to 231.80 m 232.05-232.20 m 15 cm wide Bx by fault zone wkly consolidated fault planes at 70 º to 80 º of c.a.
232.85	233.10	Fault gouge Bx zone formed by 0.2 to 1 cm long rock fragments in abundant dark grey colour milled rock trz of calcite groundmass, fault planes at 80 º of c.a.
233.10	238.00	Kuc Caracol Fm Silts 90%, irregular 0.1 to 0.5 cm wide fine grain size S.S. beds and lenses, bedding at 10 º to 20 º of c.a., P-C alteration wk sericite in fractures, fractured zone most fractures along bedding and at 60 º to 70 º of c.a., 1 to 2 per meter hairline to 0.3 cm wide irregular calcite <sericite vnlts and lenses, and in 10 to 30 cm wide zones of wide apart stockwork
238.40	241.30	Kuc Caracol Fm Silts 85% to 0%, fine grain size S.S. 10% to 15%, bedding at 30 º of c.a. wk sericite 3% to 5% of hairline to 0.8 cm wide calcite < sericite vnlts at 10 º to 30 º and less as lenses, 2 in the interval 6 to 10 cm wide Bx gouge zones at 239.22, 239.67 m with planes at 60 º and 85 º of c.a.
241.30	243.86	Broken core interval, core fragments 1 to 8 cm long, bedding at 0 º to 30 º of c.a., P-C alteration, wk sericite, 5% of irregular 0.1 to 1 cm wide calcite vnlts in small 5 to 10 cm wide apart stockwork zones, 3 in the interval 8, 15 and 23 cm wide Bx by fault zones at 241.30, 241.60 and at 243.56 m fault planes at 60 º to 70 º of c.a.
243.86	248.50	Kuc Caracol Fm Silts 90% irregular 0.1 to 1.5 cm wide fine grain size S.S> beds and lenses, bedding at 40 º to 50 º of c.a., P-C alteration wk sericite in fractures, only 4 irregular 0.5 to 0.8 cm wide banded calcite lenses at top of the interval, usually less than 1 per meter irregular hairline to 0.1 cm wide calcite <sericite vnlts at 35 º and 70 º of c.a. 3 irregular fault Bx zones 5, 10 and 30 cm wide at 245.67 m, 247.33 m, and from 247.90 to 248.20 m with fault planes along bedding
248.50	251.77	Kuc Caracol Fm Silts 80%, irregular 0.2 to 3 cm wide wavy fine grain size S.S. beds 20%, bedding at 30 º to 50 º of c.a. wk P-C alteration trz of sericite in fractures, wkly fractured zone with 2 to 3 fractures per meter most along bedding and few at 60 º to 75 º of c.a., less than 1 per meter 0.8 to 1.2 cm wide banded calcite lenses
251.77	258.50	Kuc Caracol Fm Silts 80% lightly wavy 0.1 to 1 cm wide fine grain size S.S. beds 20%, bedding at 30º of c.a. P-C alteration wk to moderate sericite in fractures, scarce less than 1 per meter hairline to 0.1 cm wide calcite< sericite lenses, also as vnlts at 20º to 40º of c.a.
258.50	271.40	Fault zone Light grey colour Silts 98% bedding seen only in few fragments changing from 30º to 50º then 30º at bottom, abundant fractures and fault planes at 30º to 50º of c.a., 10 to 70 cm wide Fault Bx zones formed by 0.1 to 2 cm long rock fragments in milled rock groundmass at: 260.91-261.10m 263.25 - 263.35;
263.65 -263.85;
258.60 -259.10m Silts fragments 0.2 to 2 cm long with 5% of calcite fragments
260.31-260.91 m moderately fractures zone with trz of FG black mineral ss?
262.80-265.30 Fault zone 5 to 10 cm Bx gouge zones moderate sericite trz of subhedral Py diss 268.90m 4 cm wide calcite FG anhedral Py 2% vnlt at 50º of c.a.
		270.60-271.40 m Fault Bx gouge zone Silts fragments 0.5 to 3 cm long, moderate sericite, trz of subhedral Py

4

QTA-34

271.40	280.00	Kuc Caracol Fm light grey Silts 80% no formal bedding, P-C alteration moderate sericite in fractures and slickensides, 2 slickensides per meter at 20º to 40º of c.a. very scarce less than 1 per meter 0.1 cm wide calcite-sericite vnlts at 40º of
		c.a.
280.00	284.90	Kuc Caracol Fm very irregular wavy and folded beds Silts 95% few 0.1 to 0.5 cm wide S.S. lenses, no formal bedding deposition on very unstable basin, short interval with bedding at 30º at bottom of the interval, slump features, scarce 0.1 by 2 cm Silts lenses in S.S. P-C alteration wk sericite in scarce fractures, 1 to 2 per meter hairline to 0.1 cm wide calcite < sericite vnlts at 10º to 30º and less at 60º to 75º of c.a.
		281.75 m 4 cm wide fault Bx gouge at 70º of c.a. with FG anhedral to subhedral FG Py with light green colour stain diss in walls
284.90	290.00	Moderately fractured zone, irregular wavy and folded beds, bedding in scarce fragments at 30º to 0º then 40º at bottom of the interval, 5 to 10 cm wide Bx gouge zone with subangular Silts fragments in milled rock gouge, at 10º to 40º some along bedding and at 60º to 75º, 6 to 8 per meter irregular hairline to 0.5 cm wide calcite some druse textures < sericite vnlts most at 10º to 20º and less at 60º to 75º of c.a., Trz of FG anhedral Py in < 0.1 cm wide vnlts at bottom of the interval Py trz in the interval
290.00	292.30	Fault zone 5 to 30 cm wide Bx gouge zones fault planes along bedding at 15º to 20º of c.a. and 30º to 40º of c.a. FG anhedral Py with a light green stain in 0.1 cm wide vnlts at 20º to 30º of c.a. Py 1%
	292.30	Reduction to NX core diameter
292.30	296.57	Fault zone 30 cm to 1.30 m wide Bx gouge zones among 5 to 20 cm wide no broken core, S.S. 70%, Silts 30% bedding at 20º to 30º of c.a. 2 main Bx zones with planes at 30º and 50º at: 293.70 to 295.00 m with 0.1 to 3 cm long subangular Silts and 105 of calcite fragments in a wkly consolidated milled rock-calcite-sericite and about 2% to 3% of Fg subhedral Py diss groundmass
		296.27-296.57 m 0.1 to 2 cm subangular mostly Silts fragments in milled rock- sericite groundmass,
296.57	320.90	Fault Bx zone with 5 to 20 cm long intervals of moderately fractured rock zones, Silts 90% in beds 0.2 to 3 cm wide at 30º to 50º of c.a. P-C alteration wk sericite in some fractures at 10º,20º and 50º of c.a., 2 main Bx by fault zones at: 307.96-313.00 m Wkly consolidated Bx gouge formed for about 40% of 0.1 to 3 cm long subangular Silts fragments in milled rock groundmass Fg cubic Py 2% diss, wk sericite in groundmass 314.30-320.90 m Bx gouge zone formed by subangular 0.1 to 2 cm long Silts and less calcite fragments in a wkly sericitized milled groundmass Cubic Py 2% diss.
		296.57-301.90 Poor recovery with some voids zone
320.90	326.34	Kuc Caracol Fm Silts in 0.1 to 2 cm wide beds 85%, fine grain S.S. in beds 0.2 to 1 cm wide 15%, bedding at 40º to 50º of c.a., P-C alteration wk sericite in some broken zones, 40 to 60 cm wide rock zones with 8 to 10 fractures per meter at 10º to 30º and 60º to 75º of c.a. among 5 to 40 cm wide Fault Bx gouge zones with planes along bedding formed by 0.1 to 3 cm long subangular fragments, < 10% of calcite trz of sericite vnlts fragments, FG subhedral to cubic Py 1% to 3% diss in some of the Bxed zones and also in less than 1 per meter < 0.1 cm wide Py vnlts at 30º of c.a.
326.34	331.41	Silts 80% to 85% S.S. fine grain beds 15% to 20%, bedding at 40º of c.a. P-C alteration 3 to 25 cm wide Bx zones with 0.2 to 2 cm long rock fragments in

5

QTA-34

		milled rock trz of calcite groundmass, fault planes at 10º to 30ºp of c.a. very scarce less than 1 per meter 0.1 to 0.2 cm wide calcite trz of Fg anhedral to subhedral Py vnlts at 50º to 60º of c.a. Fg subhedral to cubic Py diss 2% in scarce S.S. beds, Py trz to 1% in the interval
331.41	336.14	Broken fault zone 60% to 70% of the interval of 10 to 70 cm wide Bx gouge zones among 5 to 15 cm long less fractured rock intervals, Silts 70% to 80% fine to medium size grain S.S, 20% to 30%, bedding at 30º to 40º of c.a. 5% to 7% of < 0.1 to 0.3 cm wide calcite vnlts at 10º to 30º and as lenses, also in milled groundmass with wk sericite, trz to 1% of FG Py diss in Bx zones
336.14	337.72	Kuc Caracol Fm Silts 85%, fine grain irregular 0.2 to 2 cm wide S.S. lenses, wavy bedding at 40º to 60º of c.a., P-C alteration 15 cm wide Bx by fault zone at 336.79 m at 75º of c.a., 4 in the interval 2 to 4 cm wide calcite some of them replaced to FG qtz, < Fg subhedral to cubic Py trz of ss? Vnlts at 50º to 70º of c.a.
337.72	343.00	Silts 85% to 90%, lightly wavy bedding at 30º to 40º of c.a. P-C alteration trz of sericite in calcite vnlts, two 3 cm wide gouge zones at 340.55 m and 341.38 m along bedding 1% to 2% of thin irregular 0.1 to 0.2 cm wide calcite trz of sericite vnlts at 10º to 30º of c.a. and as lenses trz to 1% Fg subhedral Py diss in gouge zones
343.00	346.05	Fault zone 905 of the interval of Bx gouge among thin zones of less fractured rock intervals, 3% to 5% of calcite wkly replaced to FG qtz fragments- trz of sericite in gouge, Cubic Py in irregular 0.1 to 0.2 cm wide lenses and less vnlts at 10º to 30º of c.a. Py 2% to 3% in the interval
346.05	347.70	Kuc Caracol Fm Silts 80% to 85% in 0.1 to 1 cm wide beds. Fine grain S.S. 15% to 20%, wavy bedding at 40º of c.a. P-C alteration 5% of 0.1 to 0.3 cm wide subhedral to cubic partially with light green stain Py lenses, scarce and thin calcite in walls of Py lenses and vnlts
347.70	347.78	Fault gouge zone at 80º of c.a.
347.78	352.35	Silts 85% bedding at 30º to 40º of c.a. P_C alteration wk sericite in fractures at bottom, 8 to 10 cm wide Fault gouge zone at 348.80 at 60º of c.a. 1% of Fg subhedral Py in very scarce < 0.1 cm wide lenses, very scarce less than 1 per meter hairline to 0.1 cm wide calcite < sericite vnlts at 60º to 70º of c.a.
352.35	355.32	Irregular 0.5 to 20 cm wide fine grain S.S: beds 50% at top, more Silts and about 10% of S.S. at bottom, P-C alteration wk sericite, 4 to 6 per meter 0.1 to 0.4 cm wide calcite < sericite trz of Fg subhedral Py vnlts at 10º to 30º of c.a. 13 cm wide Bx fault zone at 353.50 m and at 70 and 85º of c.a.
355.32	356.01	Fault Bx zone Fault Bx zone. Subangular 0.2 to 4 cm long rock fragments, some slickensides along bedding, trz of sericite in fractures and in milled rock groundmass
356.01	359.40	Silts 70%, fine to medium size grain wavy 0.2 to 3 cm wide S.S. beds, wavy bedding at 30º to 40º of c.a. P-C alteration wk sericite, 2 to 3 in the interval 0.1 to 0.4 cm wide calcite vnlts at 60º to 75 ºof c.a.
357.73-358.49 m Fault Bx zone most planes along bedding 1% to 2% of calcite- Fg subhedral Py vnlts fragments.
		359.05-359.40 m Fault zone at 60º of c.a. crossing bedding 1% of calcite< sericite vnlts fragments
359.40	362.30	Kuc Caracol Fm medium size grain 0.2 to 2 cm wide S.S. beds 40% to 50%, wavy bedding at 40º to 30º of c.a., P-C alteration wk sericite 5% of hairline to 2.5 cm wide calcite < organic material lenses
		361.00-361.45 m Bx zone 3% to 5% of calcite < organic material vnlts fragments, Fg subhedral Py trz in scarce calcite lenses

6

QTA-34

362.30	365.40	Fine to Medium size grain S.S. 100%, bedding at 0º to 15º of c.a., 0.1 to 0.4 cm wide bands with organic material diss, 6 to 8 per meter 0.1 to 0.5 cm wide calcite < sericite vnlts at 0º to 30º and 70º to 85º of c.a.
365.40	373.00	Kuc Caracol Fm Silts 75%, irregular 0.2 to 5 cm wide fine grain S.S. beds and very irregular lenses, sedimentation on unstable basin, very irregular bedding from 5º to 30º of c.a., P-C alteration, 6 in the interval 0.5 to 5 cm wide Bx gouge zones at 30º. 60º to 90º of c.a., 2 to 3 per meter irregular 0.2 to 0.6 cm wide calcite< sericite vnlts at 0º to 40º of c.a.
373.00	373.65	Two 5 and 20 cm wide Bx gouge zones at 60º and 75º of c.a., Fg subhedral Py in four 0.2 to 0.6 cm wide calcite vnlts, also Fg subhedral Py diss in Bx zones Py 1% to 2%
373.65	383.95	Kuc Caracol Fm irregular 0.2 cm to 1.1 m wide fine to medium size grain S.S. beds 70% to 80%, 0.1 to 0.2 cm wide Silts beds in sections up to 45 cm wide, irregular and wavy bedding changing from 0º to 30º, bedding in the 45 cm long Silts fragment or section at 60º of c.a., P-C alteration wk to moderate sericite in some calcite vnlts, various 0.1 to 0.2 cm with bands with organic material diss, 5% to 7% of irregular 0.1 to 1 cm wide calcite < sericite lenses and less < 0.1 cm wide vnlts at 60º to 75º of c.a., 3 in the interval 5 to 15 cm wide Bx gouge zones at 60º to 85º of c.a. trz to 1% of Fg subhedral Py diss in thin irregular bands and in scarce calcite vnlts at top of the interval
383.95	389.74	Silts 80%, 0.1 to 30 cm wide fine to medium size grain S.S. beds 20%, wavy bedding at 40º to 20º of c.a. P-C alteration trz of sericite in 0.1 to 0.2 cm wide calcite vnlts at 20º to 30º in S.S. beds, wk to moderate fractured core, 3 in the interval 1 to 5 cm wide Bx gouge zones at 386.70 m; 387.32 m and 338.70 m, usually less than 1 per meter hairline to 0.2 cm wide calcite vnlts at 5º to 20º of c.a
		389.00-389.74 m 8 in the interval irregular 0.1 to 0.4 cm wide calcite < sericite vnlts most at 10º to 20º of c.a.
389.74	390.40	Bxed zone formed by 20% to 30% of 0.5 to 1 cm long calcite replaced to FG qtz fragments+5% of FG cubic Py –trz of black mineral ss? In milled rock < calcite trz of sericite groundmass, fault planes at 75º of c.a.
390.40	393.50	Silts 70%, fine to medium size grain S.S. in beds 0.2 to 3 cm wide, bedding at 30º of c.a., P-C alteration, four 2 to 15 cm wide Bx gouge zones at: 390.90 at 80º of c.a.;392,28 m at 60º of c.a.; 392.80 at 30º of c.a. and 392.95 at 30º of c.a., 8 to 10 per meter irregular 0.1 to 0.5 cm wide calcite partially replaced to FG qtz < FG subhedral Py vnlts in wide apart stockwork
393.50	397.60	Moderate to advanced fractured zone, core fragments 1 to 5 cm long, few 8 to 10 cm long, Silts 90% bedding at 30º of c.a., P-C alteration, 9 in the interval 1 to 5 cm wide Bx gouge zones, just one with 5% of calcite fragments at 30º of c.a. along bedding, others at 60º to 80º of c.a. with only rock fragments, less than every 2 meters hairline calcite vnlts at 80º to 85º of c.a.
397.60	405.08	Kuc Caracol Fm Silts 95% in beds 0.2 to 2 cm wide lightly wavy bedding at 30º to 40º of c.a., P-C alteration, only two in a 10 cm wide section at top of the interval 0.1 to 0.2 cm wide calcite wkly replaced to FG qtz < Fg subhedral Py vnlts at 20º of c.a.
405.08	413.61	Silts 95%, bedding changing from 40º to 15º then again 40º of c.a., P-C alteration less than 1 every 3 meters 0.1 to 0.2 cm wide calcite lenses and vnlts at 10º to 15º of c.a.
405.08-405.88 m Wkly Bxed by fault zone wk deformed 0.5 to 5 cm long angular rock fragments in very scarce milled rock filling 0.1 to 0.5 cm wide fractures
		407.75-409.00 m 1 to 5 cm wide Bx gouge zone at 0º to 30º of c.a. along

7

QTA-34

		bedding trz of sericite
413.61	414.15	Silts 95% bedding at 40º to 45º of c.a. P-C alteration, 8 to 10 < 0.1 cm wide irregular FG anhedral Py lenses in the interval, irregular 0.1 to 0.5 cm wide calcite to qtz < FG Py vnlts at 75º to 85º of c.a. Py 1% to 2%
414.15	416.81	Bx fault zone irregular and deformed 0.1 to 2 cm wide calcite partially replaced to Fg qtz, 1% to 2% of Fg subhedral Py vnlts filling voids in Bx
416.81	417.78	Silts 95% 6 to 8 in the interval 0.1 to 0.6 cm wide calcite partially replaced to Fg qtz 1% of FG Py vnlts at 60º to 85º of c.a. and few and < 0.1 cm wide same composition vnlts at 10º to 30º of c.a.
417.78	418.35	Irregular 0.4 to 2.5 cm wide calcite almost totally replaced to FG qtz, FG subhedral Py 10% trz of ss? In 2 to 3 subparalle vnlts jointing in parts forming just wider vnlt at 0º to 5º of c.a.
418.35	420.00	Moderately fractured zone Silts 90% bedding at 50º of c.a. abundant fractures and slickensides along bedding, just one 30 cm wide Bx gouge zone with 5% of calcite to qtz fragments at 419.50 m
420.00	429.46	Moderately fractured zone Silts 80% irregular and wavy 0.3 to 1 cm wide fine grain size S.S. lenses and beds, wavy bedding changing from 40º to 50º of c.a. and 75º to 85º at bottom of the interval, 6 to 8 fractures per meter most along bedding also at 10º to 30º of c.a., scarce at 75º to 90º of c.a., 5 cm wide Bx gouge zone at 423.10 m at 80º of c.a. 2 cm wide Bx gouge zone at 428.40 at 80º of c.a.
429.46	436.25	Silts 90% bedding at 75º to 85º of c.a., P-c alteration, scarce 1 to 2 per meter hairline to 0.1 cm wide calcite vnlts at 20º to 40º of c.a., one 15 cm wide broken core zone at 432.25 m
436.25	438.90	Silts 90% bedding at 75º to 85º of c.a., P-C alteration some 15 to 35 cm wide broken zones at 436.30 to 436.62 with rock fragments up to 5 cm long and fault planes at 20º to 30º of c.a.; 436.85-437.00 Rock fragments < 2 cm long less than 1% of calcite vnlts fragments, fault planes at 10º to 30º of c.a.; 437.69- 438.30 m 2 to 3 cm wide Bx gouge zone among less fractured rock intervals up to 5 cm long, fault planes at 20º to 40º of c.a., less than 1% of calcite fragments; 438.60-438.90 m Bx gouge zone 0.1 to 2 cm long rock and 5% of calcite vnlts fragments Fg Py 1% to 2%, fault planes at 75º to 85º of c.a. along bedding
438.90	443.79	0.1 to 1 cm wide beds of Silts 90%, lightly wavy bedding 65º to 85º of c.a. Wk P- C alteration 1 per meter hairline to 0.3 cm wide calcite < FG anhedral Py vnlts at 30º to 40º of c.a. Py trz in the interval
443.79	473.90	Kuc Caracol Silts 90% in beds 0.2 to 3 cm wide, fine grain S.S. 10% in beds 0.5 to 4 cm wide, bedding at 50º to 70º of c.a. P-C alteration wk to moderate sericite, 20 cm to 1.1 m wide zones of moderate fractured rock, fault gouge zones from 469.39 to 469.69 m and from 470.30 to 470.50 m, few slickensides with cubic Py, usually 2 per meter 0.5 to 1 cm wide calcite partially replaced to FG qtz and 2% to 3% of Fg Py vnlts at 40º to 60º of c.a. From 448.10 to 448.85 and from 464.70 to 465.12 m zones with 0.1 to 0.5 cm wide calcite to qtz < Fg cubic Py vnlts in stockwork and very scarce trz of black mineral in vnlts ss?
473.90	490.00	Silts 98% in beds 0.2 to 3 cm wide bedding changing from 20º to 0º and 20º to 30º at bottom of the interval, P-C alteration wk sericite in few slickensides at 30º to 60º of c.a., wkly fractured zone, usually 2 per meter 0.5 to 1 cm wide calcite few of them partially replaced to Fg qtz-trz of subhedral Py vnlts at 10º to 40º of c.a. scarce up to 0.5 cm wide druse calcite vnlts
490.00	513.89	Silts 90%, in beds 0.2 to 5 cm wide, fine grain size 0.5 to 3 cm wide S.S. beds 10%, bedding 20º to 30º of c.a. changing to 0º at bottom, wk P-C alteration, 6 slickensides with wk sericite at 30º to 50º of c.a. and one 20 cm wide Fault

8

QTA-34

gouge zone at 496.16 to 496.36 m , from 490 to 509 m 1 per meter and from 509 to 511.20 3 per meter 0.5 to 1 cm just one 17 cm wide calcite scarce of them wkly replaced to FG qtz - Fg subhedral and less cubic Py vnlts at 30º to 50º of c.a.
513.89	End of hole

9

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	Nov 6 / 2005
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES

Summary of DDH QTA-35-05; 699,639 E; 2,652,529 N, 1919 ASL 340°/-60°, Concordia area

From	To	Description
0.00	18.28	Drilled with Tricone bit -No core- Casing
18.28	26.85	Caracol Fm grey to dark grey Silts 90% in beds 0.2 to 2 cm wide beds, 0.1 to 0.5 cm wide gray color fine grain size S.S. beds 10% wkly wavy bedding at 60º to 80º of c.a., P-C to wk QSPC alteration, 2 to 3 per meter 0.1 to 0.7 cm wide calcite wkly replaced to FG qtz trz of FG anhedral Py vnlts at 20º to 30º and 70º to 90º of c.a., scarce irregular 0.1 to 0.2 cm wide FG anhedral Py lenses, Py total 1% to 2% trz of brown to orange Goethite in scarce microvnlts. 26.80
26.85	28.00	4 to 5 in the interval 0.3 to 2 cm wide calcite moderately replaced to FG qtz < FG Py vnlts forming zones up to 7 cm wide along bedding, 0.1 to 0.3 cm wide FG anhedral Py lenses and less vnlts at 90º of c.a.
28.00	41.45	Caracol Fm. grey to dark grey irregular 0.1 to 2 cm wide Silts beds 90% wavy 0.2 to 1 cm wide fine grain size grey color S.S. beds 10%, bedding at 60º to 80º of c.a., P-C to wk QSPC alteration, irregular 1 to 2 per meter 0.1 to 2 cm wide calcite with FG anhedral Py lenses in walls vnlts at 0º to 20º and 80º to 90º of c.a. Py < 1% in the interval
41.45	42.00	Fault gouge zone, irregular calcite partially replaced to FG qtz less FG anhedral Py fragments up to 2 cm wide in a dark grey color milled rock and FG anhedral Py groundmass, Fault planes at 60º to 80º of c.a. along bedding.
42.00	45.50	Irregular 0.2 to 1 cm wide calcite partially replaced to FG qtz trz of FG anhedral to subhedral Py in wide apart vnlts in stockwork, trz of sericite in few vnlts walls, Py trz to 1%, scarce druse textures in calcite-qtz. Vnlts
45.50	53.00	Caracol Fm. grey to dark grey 0.1 to 1 cm wide Silts beds 90% to 95%, 0.1 to 0.5 cm wide fine grain size S.S. beds 5% to 10%, bedding at 70% of c.a., P-C to wk QSPC alteration, 1 to 2 per meter 0.1 to 0.2 cm wide calcite- trz of sericite inn walls vnlts at 50º to 70º of c.a. and scarce lenses, trz of FG anhedral Py.
53.00	60.30	Bedding at 70º of c.a. wk QSPC alteration, wk to moderate sericite in microvnlts at 10º to 30º of c.a., 1 to 2 per meter irregular 0.1 to 0.7 cm wide calcite-trz of FG subhedral Py vnlts at 0º to 10º the thinner vnlts and at 70º to 80º of c.a. the wider calcite vnlts, Py trz in the interval
60.30	76.50	Caracol Fm. thin bedded Silts 90% to 95%, bedding at 70º to 80º of c.a., P-C to wk QSPC alteration, less than 1 per meter irregular hairline to 0.2 cm wide white

1

		calcite-trz of sericite and FG anhedral Py vnlts at 10º to 30º of c.a. and scarce at 60º to 70º of c.a., Py trz, scarce druse textures in vnlts
		71.30 m -76.50 m anhedral Py in 0.1 to 0.2 cm wide calcite vnlts and irregular lenses, Py 1% to 2% in calcite vnlts and in irregular lenses.
76.50	79.00	Bx by fault zone 2% to 4% of irregular sub rounded 0.2 to 1 cm wide calcite partially replaced to FG qtz fragments, abundant sub angular 0.1 to 2.5 cm long rock fragments in rock flour, trz to 1% of fine grain subhedral to cubic Py diss in groundmass, also Py in some calcite to qtz vnlts fragments, Fault planes along bedding.
79.00	79.50	8 to 10 in the interval irregular 0.2 to 1.5 cm wide calcite partially replaced to FG qtz<FG subhedral Py vnlts at 60º to 80º of c.a. also along bedding Py 2%
79.50	99.35	Caracol Fm. thin bedded grey to dark grey Silts 90% to 95%, 0.1 to 0.3 cm wide fine grain size S.S. beds 5% to 10%, bedding at 70º to 80º of c.a., P-C alteration, trz of sericite in scarce microvnlts at 10º to 30º of c.a., 2 to 3 per meter irregular 0.1 to 0.2 cm wide calcite vnlts.
99.35	101.35	Wide apart stockwork zone formed by irregular 0.2 to 1 cm wide calcite partially replaced to FG qtz trz of FG subhedral to cubic Py vnlts
101.35	108.40	Silts 90% to 95% irregular wavy 0.1 to 0.8 cm wide fine grain size S.S. beds 5% to 10%, bedding at 65º to 75º of c.a., P-C alteration, 5 to 7 per meter irregular 0.1 to 0.2 cm wide calcite vnlts at 30º to 50º and less at 70º to 90º of c.a. some calcite as lenses
108.40	108.60	Broken core, moderate sericite in microvnlts at 10º to 30º of c.a. wk QSPC alteration
108.60	117.20	Silts 75% to 85% in irregular 2 to 30 cm wide beds, wavy 0.2 to 3 cm wide fine grain size S.S. beds, cross-bedding and scarce closed folds features, bedding in general at 70º to 85º of c.a., P-C to wk QSPC alteration, 2 to 4 per meter irregular hairline to 0.5 cm wide calcite vnlts at 10º to 40º of c.a. and lenses, trz of sericite in calcite vnlts walls, trz of FG anhedral Py.
117.20	118.00	Fine to medium size grain wavy 0.2 to 2 cm wide S.S. beds 60%, Silts 40%, irregular bedding at 70º of c.a., 5 to 6 in the interval calcite. trz of FG anhedral Py vnlts at 20º to 30º and 60º to 75º of c.a.
118,00	125.60	Silts 90%, scarce irregular and wavy 0.1 to 2 cm wide fine grain size S.S. beds 10%, P-C alteration, 1 to 3 per meter irregular hairline to 0.2 cm wide calcite vnlts at 30º to 40º of c.a. and scarce lenses
125.6	130.72	Caracol Fm wavy 0.5 to 5 cm wide medium size grain S.S. beds 50%, 0.1 to 2 cm wide Silts beds 50%, bedding at 60º to 70º of c.a., P-C alteration, 2 to 4 per meter 0.1 to 0.7 cm wide calcite vnlts at 30º to 40º and like lenses at 60º to 70º of c.a.
130.72	142.43	Caracol Fm. Irregular bedding on unstable basin wavy features, 0.2 to 60 cm wide medium size grain S.S. beds 60%, some beds with irregular sub rounded 0.1 to 1 cm long siltstone fragments, 0.1 to 5 cm wide silts beds 40%, bedding at 50º of c.a. P-C alteration, 1 to 2 per meter 0.1 to 0.4 cm wide calcite vnlts at 30º and 60º of c.a.
		135.0- 136.60 m twelve in the interval 0.1 to 1 cm wide calcite partially replaced to FG qtz trz of FG anhedral Py vnlts at 30º to 50º of c.a., zones up to 15 cm wide of calcite wkly replaced to FG qtz vnlts in stockwork, FG anhedral Py diss in some walls of calcite vnlts.
		142.19 m 0.2 to 0.4 cm wide calcite partially replaced to FG qtz trz of ss vnlt at 60º of c.a.
142.43	142.60	Irregular 8 to 10 cm wide calcite trz of Stibnite and ss veinlet at 30º of c.a. druse texture FG subhedral Py 5% (Dolores Vein?)

2

142.60	144.30	Silts in beds 0.1 to 5 cm wide 60%, 0.5 to 60 cm wide medium size grain S.S. beds 40% fold zone some beds at 0º to 10º of c.a. irregular and deformed 0.1 to 1 cm wide calcite partially replaced to FG qtz vnlts in wide apart stockwork.
144.30	149.30	Wavy and sedimentation deformed Silts in beds up to 10 cm wide 60%, medium size grain 0.1 to 50 cm wide “dirty” S.S. beds 40%, wavy bedding at 70º of c.a., scarce 1 to 2 per meter irregular 0.1 to 1 cm wide calcite vnlts and lenses, vnlts at 0º to 10º and 70º to 90º of c.a., scarce FG anhedral Py in small zones in few calcite vnlts walls or like thin bands in calcite lenses, Py < 1%
149.30	163.15	Caracol Fm, Silts 90% to 95%, 0.1 to 0.5 cm wide fine grain size S.S. beds 5% to 10%, lightly wavy bedding at 65º to 80º of c.a., P-C alteration, 1 to 2 per meter 0.1 to 0.5 cm wide calcite vnlts at 30º to 45º of c.a. and like lenses, trz of FG anhedral Py in very scarce calcite vnlts.
163.15	163.45	Sedimentary Bx, sub angular to angular 0.2 to 2 cm long rock fragments in calcite and rock groundmass, FG anhedral Py < 1%
163.45	164.80	Silts 90% to 95%, P-C alteration bedding at 70º of c.a., 9 in the interval hairline to 0.5 cm wide calcite vnlts and lenses, irregular 0.1 to 0.2 cm wide FG anhedral Py lenses, Py 2%
164.80	165.15	Fault Bx zone, fault planes at 45º and 60º of c.a., irregular 0.2 to 2 cm long calcite partially replaced to FG qtz fragments in milled rock and scarce calcite groundmass FG anhedral Py 1% to 2% diss in spots in the groundmass.
165.15	179.00	Caracol Fm, 0.5 to 4 cm wide Silts beds 95%, S.S. 5%, bedding at 60º to 70º of c.a., P-C alteration, 2 to 3 per meter 0.2 to 0.5 cm wide calcite trz of FG anhedral Py vnlts at 10º to 20º of c.a., Py 1% in the interval
179.00	194.47	Caracol Fm 0.5 to 3 cm wide Silts beds at 60º to 70º of c.a. P-C to wk QSPC alteration, 3 per meter 0.3 to 0.5 cm wide calcite partially replaced to FG qtz trz of FG anhedral Py vnlts at 30º to 50º of c.a. FG anhedral Py and trz of ss in few calcite partially replaced to FG qtz vnlts.
194.47	1991.0	Fault zone
		194.47 m-195.85 m 5 to 10 cm wide Bx zones with 0.5 to 1 cm long Silts fragments in abundant back color milled silts groundmass, Two 20 cm wide Bx zones with 1 to 2 cm long Silts fragments and FG anhedral Py diss 2% to 3%
		195.85 m- 199.10 m Broken zone, 90% of sub angular rock fragments in 10% of milled rock groundmass
199.10	231.00	Caracol Fm, 0.5 to 2 cm wide Silts beds 95% to 100%, bedding at 5º to 40º of c.a. P-C alteration Fault zones from 205.8 m to 206.8 m and from 207.80 m to 208.95 with fault planes at 10º to 20º of c.a.
		199.10 m 210.00 0.1 wide by 4 cm long calcite totally replaced to FG qtz vnlts in wide apart stockwork zone
		210.00 m- 231.00 m 2 per meter 0.2 to 0.5 cm wide calcite trz of FG anhedral Py vnlts at 20º to 40º of c.a.
		219.40 m- 219.60 m Stock work zone of 0.1 to 1 cm wide calcite partially replaced to FG qtz trz of FG anhedral Py vnlts
231.00	244.00	Caracol Fm 0.5 to 2 cm wide Silts beds 95%, 0.5 to 1 cm wide fine grain size S.S. beds 5%, bedding at 20º to 0º at 235 m depth then 30º to the bottom of the interval, P-C alteration, 3 to 4 per meter 0.1 to 0.5 cm wide and few up to 1 cm wide calcite partially replaced to FG qtz-FG anhedral Py irregular vnlts at 30º to 40º of c.a., 0.1 to 0.2 cm wide FG anhedral Py lenses, Py 5% in the interval
		238.60 m -241.80 m 3 fault zones 1 to 20 cm wide with planes at 10º, 40º and 60º of c.a.
244.00	283.26	0.5 to 4 cm wide Silts beds 95%, 0.5 to 1 cm wide fine grain size S.S. beds 5%,

3

		bedding at 20º to 40º of c.a., P-C alteration, 2 per meter 0.2 to 0.5 cm wide calcite trz of FG anhedral Py vnlts at 40º to 70º of c.a. and very few vnlts at 20º of c.a.
		259.30 m -259.55 m Stockwork of 0.1 to 2 cm wide calcite partially replaced to FG qtz-FG anhedral Py vnlts, also 0.1 to 0.2 cm wide FG anhedral Py lenses
		247.80 m- 247.90 m Fault zone at 40º of c.a. sub rounded 1 to 3 cm long rock fragments
		248.90 m -249.05 m Fault zone sub rounded 0.5 to 2 cm long rock fragments 90% in 10% of milled rock groundmass, fault planes at 40º of c.a.
		249.30m 249.50 m 10 cm of gouge zone and 10 cm of Fault Bx at 80º of c.a.
283.26	283.46	00.5 cm wide calcite partially replaced to FG qtz-anhedral botryoidal Py vnlt at 30º of c.a.
283.46	301.75	Caracol Fm 0.2 to 2 cm wide Silts beds 90% to 95%, wavy irregular 0.2 to 1 cm wide fine grain size S.S. beds 5% to 10%, wavy bedding changing from 40º at top, 0º to 10º at 290-299 m and 20º at bottom of the interval, P-C alteration, 2 to 3 per meter irregular hairline to 0.3 cm wide calcite vnlts at 0º to 30º of c.a. scarce druse textures in calcite vnlts.
301.75	302.30	Fault zone only dark grey mud recovered
302.30	330.30	Caracol Fm grey compact core, 0.1 to 2 cm wide Silts beds 95%, wavy 0.1 to 1 cm wide fine grain size S.S. beds 5%, bedding from 20º to 0º and 20º at bottom, fold zone, P-C alteration, very scarce 1 to 2 every 2 to 3 meters 0.1 to 1.2 cm wide calcite-trz of FG anhedral Py vnlts at 30º to 40º of c.a. increasing amount of vnlts to 3 to 4 per meter at the bottom of the interval, vnlts at 30º to 50º of c.a. few at 10º of c.a. Py trz in the interval
330.30	331.08	Grey to dark grey 0.1 to 1 cm wide silts beds 95%, fine grain size S.S. beds 5%, organic material? Staining to dark grey the core, bedding at 20º to 30º of c.a., P- C alteration, 10 in the interval hairline to 0.2 cm wide irregular calcite-FG anhedral Py vnlts at 20º to 40º and 60º to 80º of c.a. Py 1% to 2% in the interval
331.08	333.65	Broken core wall of Fault zone wide apart stockwork zone formed by 0.1 to 0.3 cm wide calcite partially replaced to FG qtz-FG anhedral Py vnlts. Py 2% to 3%
		331.78 m-332.00 m 15 cm wide Fault zone, dark grey gouge, fault planes at 30º and 40º of c.a. scarce 2% to 3% of calcite vnlts fragments, Py diss 1%
		332.00 m – 332.10 m 5 cm wide calcite totally replaced to FG qtz FG subhedral Py vnlt at 30º of c.a. Py 5% to 7%
333.65	334.70	Caracol Fm dark grey colour thin bedded Silts 98%, P-C alteration, 5 in the interval 0.1 to 0.4 cm wide FG subhedral Py and scarce calcite partially replaced to FG qtz vnlts at 40º to 60º of c.a. Py 2% in the interval
334.70	336.60	Silts 98% bedding at 0º to 10º of c.a. P-C alteration, scarce FG anhedral to subhedral Py in irregular 0.1 to 0.2 cm wide lenses Py 1%
336.60	336.80	2 cm wide calcite replaced to FG qtz lens with 0.1 to 0.2 cm wide FG to medium size grain subhedral Py and organic material bands at 15º of c.a.
336.80	338.33	Silts 95% to 98% in beds 0.1 to 2 cm wide bedding at 10º to 30º of c.a. wkly broken core P-C alteration wk sericite in some calcite vnlts walls and in micro fractures at 10º to 30º crossing beds, 2 in the interval 0.1 to 0.3 cm wide calcite replaced to FG qtz with FG subhedral Py lenses and scarce vnlts at 60º to 80º of c.a. Py < 1% in the interval
338.33	352.12	Kuc Caracol Fm grey colour 0.1 to 2 cm wide Silts beds 95% to 98%, scarce irregular 0.1 to 0.5 cm wide wavy fine grain size S.S. beds 2% to 5%, fold zone bedding changing from 20º to 0º then 15º and again 0º at bottom of the interval, P-C alteration, 4 to 5 per meter hairline to 0.2 cm wide scarce up to 1.3 cm wide calcite vnlts at 30º to 50º of c.a., only one 1.5 cm wide calcite replaced to FG qtz

4

		–FG anhedral Py vnlt at 85º of c.a. with irregular 0.1 cm wide calcite < FG anhedral Py sub parallel vnlts at 3 cm at top and down to 10 cm away from the last described vnlt , FG anhedral Py in 0.5 to 0.8 cm long aggregates or clouds diss in scarce S.S. lenses at bottom of the interval
352.12	353.80	Fault zone, 8 in the interval 1 to 3 cm wide gouge zones, fault planes at 40º , 60º and 75º of c.a., 5 to 8 per meter irregular and broken 0.3 to 2 cm wide calcite vnlts at 40º to 60º of c.a. and few 0.1 to 1.2 cm wide calcite vnlts at 60º to 70º of c.a., FG anhedral Py in irregular lenses and aggregates, Py 2% to 3% in the interval
353.80	359.82	Silts 95%, fine grain size irregular 0.2 to 0.5 cm wide S.S. beds 5%, bedding at 20º to 50º of c.a., wk fractured zone, 6 to 8 per meter fault planes along bedding and at 70º to 85º of c.a., P-C to wk QSPC alteration, wk sericite in some microvnlts and in some calcite vnlts walls, 8 to 10 per meter 0.2 to 1.5 cm wide calcite at top and gradually replaced to FG qtz to the bottom of the interval lenses and vnlts with up to 2% to 3% of FG anhedral Py in walls and diss in the surrounding rock, vnlts at 70º to 80º of c.a. Py 5% in the interval
359.82	369.30	Kuc Caracol Fm 0.1 to 1cm wide Silts beds 95% to 98%, scarce irregular and wavy 0.1 to 0.8 cm wide fine grain size S.S. beds 2% to 5%, bedding at 40º to 50º of c.a., P-C to wk QSPC alteration, wk sericite in microvnlts and in calcite walls, 2 to 4 per meter 0.1 to 0.2 cm wide calcite and less FG anhedral Py vnlts at 10º to 30º of c.a. and like lenses, FG anhedral Py diss in the wall rock of the thicker vnlts and lenses, Py trz to 1% in the interval
369.30	386.40	Silts 95% in 0.1 to 1 cm wide beds, wavy 0.1 to 1.2 cm wide FG S.S. beds 5%, bedding changing from 40º at top to 0º at 380 m depth and 30º to 40º at bottom of the interval, P-C to wk QSPC alteration, wk sericite in scarce microvnlts, 1 to 2 per meter irregular 0.1 to 1.5 cm wide calcite trz of sericite vnlts at 10º to 20º and 60º to 85º of c.a. and like banded lenses, only trz of FG Py clouds in calcite vnlts.
386.40	392.55	Kuc Caracol Fm. Grey to moderately dark grey colour 0.1 to 1 cm wide Silts beds 98%, irregular and wavy 0.1 to 1.3 cm wide FG size S.S. beds 2%, bedding at 40º to 60º of c.a., P-C to wk QSPC alteration, wk to moderate sericite in calcite vnlts walls and in micro fractures, 3 to 4 per meter 0.1 to 0.4 cm wide calcite trz of FG anhedral Py vnlts at 0º to 30º of c.a. and like lenses, Py 1%
392.55	402.30	Silts 95%, wavy irregular 0.1 to 1 cm wide FG S.S. beds 5%, bedding at 50º to 70º of c.a., P-C to wk QSPC alteration, irregular 1 to 5 cm wide calcite sedimentary Bx zones with post brecciation increase amount of 0.2 to 3 cm wide calcite to qtz vnlts to 8 to 10 per meter , vnlts varying from partially at top to totally replaced to FG qtz at bottom, FG anhedral Py clouds in some S.S. beds, Py 5% in the interval
402.30	405.00	Silts 95% in 0.1 to 1 cm wide beds, bedding at 45º to 50º of c.a., P-C to wk QSPC alteration, interval with irregular 2 to 5 cm wide sedimentary Bx with post brecciation and mineralized with irregular 0.3 to 5 cm wide calcite totally replaced to FG qtz, 5% to 7% of FG anhedral to subhedral Py and 2% to 3% of grey to black colour stibnite needles, among 5 to 10 cm long of no-brecciate rock zones.
405.00	406.35	Fault zone 3 Bx zones 10 cm long from 405.00 m to 40.10 cm with fault planes at 40º of c.a., 20 cm long from 405.53 m to 405.73 m with fault planes at 60º and 70º of c.a. and 22 cm long from 406.12 m to 406.34 m with planes at 30º of c.a. among zones of less fractured Silts 95%,, with beds at 50º to 70º of c.a. , Bx zones formed by sub angular 0.1 to 2 cm long rock and scarce calcite replaced to FG qtz- FG Py fragments in dark grey colour milled rock groundmass, 1% to

5

		2% of subhedral to cubic Py in the groundmass.
406.35	411.53	Kuc Caracol Fm 0.5 to 3 cm wide Silts beds 70% to 80%, wavy 0.2 to 4 cm wide fine grain size S.S. beds 20% to 30%, bedding at 50º to 60º of c.a., P-C to wk QSPC alteration wk sericite in fractures, two generation of vnlts, 4 to 6 per meter irregular hairline to 1 cm wide only calcite lenses and scarce vnlts at 30º to 40º crossing beds and 2 to 3 per meter 0.1 to 0.5 cm wide calcite partially replaced to FG qtz.-FG subhedral Py and trz of dark brown Sph vnlts at 30º to 40º of c.a., FG anhedral Py clouds as lenses on borders of S.S. beds Py 3%
411,53	413.40	Silts 70% in beds 0.1 to 4 cm wide, fine to medium size grain S.S. beds in 0.1 to 8 cm wide 30%, bedding at 50º to 60º of c.a. P-C to wk QSPC alteration, wk sericite in micro fractures at 10º to 30º of c.a., 3 to 4 per meter 0.1 to 0.2 cm wide calcite lenses and scarce hairline to 0.1 cm wide calcite vnlts at 10º to 30º of c.a., 1 per meter 0.1 to 0.2 cm wide calcite partially replaced to FG qtz trz of FG subhedral Py and trz of black to dark brown Sph vnlts at 60º of c.a.
413.40	414.73	Fault zone broken core 3 zones 3 to 5 cm wide of gouge at 60º to 70º of c.a., 10 to 12 per meter fractures along bedding with moderate sericite, 2 to 3 per meter hairline to 0.4 cm wide calcite –sericite FG anhedral Py vnlts at 0º to 10º of c.a. Py 1% to 2%
414.73	421.00	Moderately broken zone, bedding at 60º to 70º of c.a. fractures and fault planes every 5 to 10 cm apart, moderate sericite, 3 to 4 per meter 0.2 to 3 cm wide irregular calcite vnlts in portions 2 to 3 cm wide of pebble dike at 60º to 70º of c.a. 8 to 10 per meter 0.1 to 0.2 cm wide FG anhedral Py lenses, Py 7% in the interval.
		418.43 m 3 cm wide calcite replaced to FG qtz-subhedral Py and Sph vnlt at 70º of c.a.
		420.92 m Irregular 2 to 3 cm wide calcite replaced to FG qtz-subhedral Py and black to dark brown Sph vnlt at 70º of c.a.
421.00	427.65	Kuc Caracol Fm, 0.1 to 2 cm wide Silts beds 80% to 85%, fine grain size 0.1 to 1 cm wide S.S. beds 15% to 20%, , bedding at 50º to 60º to 0º to 10º of c.a. at bottom of the interval, P-C to wk QSPC alteration, 10 to 15 per meter 0.1 to 0.2 cm wide FG anhedral Py lenses Py 7% in the interval, 2 to 3 per meter irregular 0.1 to 0.2 cm wide calcite replaced to FG qtz < FG subhedral Py vnlts at 30º to 40º of c.a. 0.8 m to 1.2 cm wide zones of wide apart stockwork of 0.1 to 1 cm wide calcite to FG qtz vnlts, one every 1.5 to 2 m apart 0.1 to 1 cm wide irregular calcite to FG qtz FG subhedral Py and trz of dark brown Sph vnlt.
427.65	429.30	Fault Bx zone broken core formed by sub angular 0.2 to 3 cm long rock and scarce calcite to FG qtz and FG subhedral Py fragments 80% in dark grey colour milled rock -, FG subhedral Py groundmass 20%, trz of FG black and dark brown colour Sph in 0.5 cm to 2 cm wide lenses in the groundmass at 75º to 85º of c.a., Py 7% to 10% in the interval.
429.30	442.0	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 90%, 0.5 to 3 cm wide grey colour fine grey colour S.S. beds 10%,, bedding at 10º to 20º of c.a. P-C alteration, 1 to 2 per meter 0.5 to 3 cm wide calcite- trz of FG anhedral Py vnlts at 10º to 30º of c.a. and few like lenses. Py 1% in the interval Broken zones from 429.30 to 429.77 m; from 430.5 to 431.25 m; from 432.82 to 434.0 m ; from 438.71 to 439.80 m
		431.00 m- 438.50 m stockwork of 0.2 to 3 cm wide calcite trz to 2% of anhedral to subhedral Py vnlts.
		440.80 m 5 cm wide fine to medium size grain subhedral Py 10%, brown to black Sph 5% to 7% and Gn 3% vnlt at 80º of c.a.
		441.93 m 7 cm wide fine to medium size grain subhedral Py 15%, brown to

6

		black Sph 10% and Gn 3% vnlt at 70º of c.a.
442.0	477.20	0.5 to 3 cm wide Silts beds 80%, 0.5 to 1 cm wide S.S. beds 20%, bedding changing from 30º to 0º, P-C alteration, wk sericite, 2 per meter 0.3 to 1 cm wide and scarce up to 3 cm wide calcite-medium size grain subhedral Py 3% to 5% vnlts along bedding, Py 2% in the interval,
		457.59 m 459.69 m three 5 cm wide broken zones
		441.10 m 0.5 cm wide calcite medium size grain subhedral Py 5%, brown Sph 5% and Gn 3% vnlt at 30º of c.a.
		446.90 m 0.5 cm wide calcite medium size grain subhedral Py 5%, brown Sph 5% and trz of Gn vnlt at 30º of c.a.
		450.00 m 0.3 cm wide calcite medium size subhedral Py 10%, trz of brown Sph at 70º of c.a.
		452.60 m 4 cm wide medium size grain subhedral Py 30% –brown Sph 5% and trz pf Gn vnlt at 40º along bedding.
		458.60 m 2 cm wide medium size grain subhedral Py 15%- brown Sph 30% and Gn 3% vnlt at 70º of c.a. with 2 cm wide gouge zone at top of the vnlt.
		467.05 m 1 cm wide calcite medium size grain subhedral Py 5% brown Sph 3% vnlt at 60º of c.a.
		472.15 m 1 cm wide calcite medium size grain subhedral Py 5%, brown Sph 3% vnlt at 50º of c.a.
477.20	480.00	Stockwork zone of 0.3 cm to 3 cm wide calcite totally replaced to FG qtz – medium size grain subhedral Py vnlts
478.54 m to 478.66 m 12 cm wide fault- vein zone medium size grain subhedral Py 5%, brown to black Sph 20%, to 30% Gn 3% and trz of calcite totally replaced to FG qtz at 80º to 90º of c.a.
		479.10 m to 479.20 m irregular 1 to 3 cm wide fault vein zone with calcite totally replaced to FG qtz medium size grain subhedral to cubic Py , brown to black Sph 5% and Gn 2% vnlt at 40º of c.a. (these two zones could represent the projection of the Concordia vein)
480.00	490.00	Kuc Caracol Fm, 0.5 to 2 cm wide Silts beds 80%, 0.5 to 1 cm wide fine grey size S.S. beds 20%, bedding 50º to 85º of c.a. 2 per meter 0.5 to 3 cm wide calcite partially replaced to FG qtz- medium size grain subhedral Py vnlts at 50º to 60º of c.a.
		479.55 m 0.5 cm wide calcite partially replaced to FG qtz- medium size needles Py % and trz of Gn? vnlt at 50º of c.a.
		481.50 m 1 cm wide calcite totally replaced to FG qtz-medium size grain subhedral to cubic Py 20%-brown Sph 20%, trz of Gn vnlt at 60º of c.a.
		481.95 m 2.5 to 3 cm wide calcite totally replaced to FG qtz- medium size grain subhedral Py 25% to 30%, dark brown to black Sph 5%, Gn 3% vnlt at 45º of c.a.
		488.95 m 1.2 to 1.5 cm wide calcite totally replaced to FG qtz- medium size grain subhedral to cubic Py- brown Sph 5% Gn 3% vnlt at 50º of c.a.
490.00	495.25	Kuc Caracol 0.2 to 3 cm wide Silts beds 70%, 0.5 t o 0 1 cm wide fine grain size S.S. beds 30%, bedding at 75º to 85º of c.a., cross-bedding features P-C to wk QSPC alteration, wk sericite in micro-fractures, 6 to 8 per meter 0.1 to 3 cm wide calcite medium size grain subhedral Py trz to 5% vnlts at 20º to 30º
495.25	497.20	0.1 to 2 cm wide Silts 80% 0 5 to 5 cm wide irregular S.S. beds 20% bedding at 85º to 90º of c.a. P-C to wk QSPC alteration wk sericite in micro fractures and in some calcite vnlts walls, 3 vnlts in the interval 0.5 to 1.2 cm wide Py-Sph vnlts at 40º to 50º of c.a.
		495.81 m 1 cm wide calcite replaced to FG qtz medium size grain subhedral to

7

cubic Py 15% dark brown to black Sph 10% vnlt at 45º of c.a.
496.22 m 1.2 cm wide medium size grain subhedral Py 25% to 30%, dark brown to black Sph 3% and less calcite replaced to FG qtz vnlt at 40º of c.a.
497.02 m Irregular 0.6 to 1.2 cm wide medium size grain subhedral to cubic Py 20%, dark brown to black Sph 3% and less calcite replaced to FG qtz vnlt at 50º of c.a.
497.20	502.70	0.1 to 1 cm wide Silts beds 80% fine to medium size grain 0.3 to 7 cm wide S.S. beds 20%, wavy bedding at 85º to 90º of c.a., P-C to wk QSPC alteration wk to moderate sericite in micro fractures or as small clouds diss in S.S. beds, 6 to 8 per meter irregular 0.2 to 2 cm wide calcite replaced to FG qtz vnlts at 10º to 30º of c.a. and irregular lenses, only two 0.6 to 2 cm wide medium size grain subhedral to cubic Py-Sph vnlts in the interval
498.74 m 1.5 to 2 cm wide medium size grain Py 20%- dark brown to black Sph 25% trz of calcite replaced to FG qtz vnlt at 75º of c.a.
501.25 m 0.8 to 1.5 cm wide calcite replaced to FG qtz subhedral to cubic Py - dark brown Sph vnlt at 35º of c.a. 500.00 to 501 m 0.1 to 0.5 cm wide calcite totally replaced to FG qtz vnlts in stockwork
502.70	535.25	Kuc Caracol Fm medium size grain 0.5 to 2.5 m wide S.S. beds 80%, irregular wavy 0.1 to 5 cm wide Silts beds 20%, wavy bedding changing from 85º to 90º at top to 75º at 509 m- 512 m to 45º at 521 m -525 m, 70º at 527 m to 528 m and 85º at bottom of the interval, P-C to QSPC alteration, wk to moderate sericite in calcite vnlts walls and in micro fractures, 3 to 5 per meter irregular 0.2 to 0.4 cm wide calcite with sericite vnlts at 10º to30º of c.a. Three 40 cm to 2.7 m wide stockwork zones formed by 1 to 3 cm wide calcite partially replaced to FG qtz < sericite, trz of FG anhedral to subhedral Py vnlts from 512.0 m to 512.40 m; from 509.90 m to 510.50 m; and from 532.50 m to 535.90 m, scarce vnlts with dark brown Sph
506.60 m 0.7 to 1.0 cm wide dark brown to black Sph-subhedral Py and less calcite replaced to FG qtz vnlt or lens at 90º of c.a.
508.67 m 508.95 m Interval with 5 vnlts with black Sph 506.67 m 2.5 to 3 cm wide dark brown to black Sph-Subhedral Py vnlt or lens at 85º of c.a.
508.72 m Irregular 0.5 to 1 cm wide dark brown to black Sph-Subhedral Py and 5% to 10% of calcite replaced to FG qtz vnlt at 30º of c.a. like a split of the previous described vnlt.
508.90 m to 508. 95 m 3 sub parallel 0.1 to 1.5 cm wide calcite replaced to FG qtz-FG subhedral Py less dark brown Sph vnlts at 85º of c.a.
510.90 m 2 to 4 cm wide dark brown to black Sph- subhedral Py and 2% to 3% of calcite to qtz vnlt at 70º of c.a.
511. 90 m to 511. 25 m 4 irregular 0.2 to 0.4 cm wide calcite replaced to FG qtz < FG subhedral Py and 1% to 2% of brown Sph vnlts at 10º to 20º of c.a.
513.13 m 2.5 to 3 cm wide calcite replaced to FG qtz 40%, dark brown Sph- subhedral to cubic Py vnlt at 60º of c.a.
515.17 m to 515.24 m two sub parallel at 60º of c.a. and one at 10º of c.a. 0.3 to 1.4 cm wide brown Sph subhedral Py and less calcite replaced to FG qtz vnlts
520.86 m irregular 0.5 to 0.7 cm wide subhedral Py < brown Sph and calcite replaced to FG qtz vnlt at 60º of c.a.
520.87 m to 522.00 m 3 in the interval 0.1 to 0.2 cm wide calcite replaced to FG qtz subhedral Py trz of dark brown Sph vnlts at 40º to 60º of c.a.
523.02 m to 524.85 m 6 vnlts in the interval 0.2 to 0.5 cm wide and two 1.2 and

8

1.8 cm wide dark brown Sph subhedral to cubic Py and less calcite to FG qtz vnlts at 40º to 60º of c.a.
526.45 m to 526.85 m 4 in the interval 0.2 to 0.6 cm wide calcite replaced to FG qtz < subhedral Py-dark brown Sph vnlts at 10º to 30º and just one of them at 60º of c.a.
528.60 m to 530.90 m 7 in the interval irregular 0.2 to 0.8 cm wide calcite replaced to FG qtz subhedral Py trz of brown Sph vnlts at 10º to 30º of c.a. and two of them at 60º of c.a.
		533.25 m to 533.60 m 3 to 5 in the interval irregular 0.1 to 0.6 cm wide calcite replaced to FG qtz-sericite-dark brown to black Sph vnlts in stockwork 535.23 m 0.7 to 0.9 cm wide dark brown to black Sph-medium size grain Py and trz of calcite replaced to FG qtz vnlt at 40º of c.a.
	534.92	Reduction to NX core diameter
535.25	539.80	Kuc Caracol Fm thin bedded 0.1 to 2 cm wide Silts 90%, wavy 0.1 to 11 cm wide fine grain size S.S. beds 10%, bedding at 70º to 85º of c.a. P-C alteration, 2 to 3 per meter 0.1 to 0.2 cm wide FG anhedral Py with brown stain-FG to medium size grain subhedral Py with yellow stain-FG to medium size grain subhedral to euhedral Sph and trz of calcite replaced to FG qtz vnlts or lenses at 70º to 85º of c.a. , just one in the interval at
		536.47 m 0.7 cm wide calcite replaced to FG qtz-FG dendritic Py –trz of dark brown to black Sph vnlt at 50º of c.a., 15 to 20 per meter 0.1 cm wide FG anhedral Py lenses and 4 to 6 per meter hairline vnlts at 30º to 40º of c.a. Py 5% to 7% in the interval
539.80	553.40	0.1 to 2 cm wide Silts beds 90%, irregular wavy 0.1 to 2 cm wide and few up to 17 cm wide fine grain size S.S. beds 10%, bedding at 65º to 85º of c.a. P-C alteration, scarce sericite micro fractures, 8 to 12 per meter 0.1 to 0.8 cm wide FG anhedral brown stained Py-FG top medium size grain subhedral yellowish Py-FG to medium size grain subhedral to euhedral dark brown to black Sph and trz of calcite replaced to FG qtz lenses or vnlts along bedding, Py 7% in the interval
553.40	557.92	0.1 to 2 cm wide Silts beds 90% wavy 0.2 to 3 cm with scarce beds up to 15 cm wide FG to medium size grain S.S. beds 10%, bedding at 70º to 80º of c.a., P-C alteration, 4 to 6 per meter 0.1 to 0.4 cm wide FG anhedral brown stained Py- FG to medium size grain subhedral yellowish Py-FG to medium size grain subhedral to euhedral dark brown to black Sph and trz of calcite replaced to FG qtz lenses or vnlts along bedding. Also trz of FG anhedral Py clouds in some S.S. beds, scarce less than 1 per meter 0.1 to 0.3 cm wide calcite replaced to FG qtz vnlts at 60º to 70º of c.a. crossing beds, Py 5% in the interval
557.92	564.75	Kuc Caracol Fm , 0.1 to 2 cm wide Silts beds 70% to 75%, wavy irregular 0.1 to 3 cm wide with few up to 40’ cm wide of fine grain size S.S. beds 25% to 30%, bedding at 60º to 70º of c.a. P-C alteration, 3 to 4 per meter hairline to 0.2 cm wide calcite-FG anhedral Py vnlts at 10º to 30º of c.a., 4 to 6 per meter 0.1 to 0.2 cm wide calcite replaced to FG qtz-FG anhedral Py lenses. 1 every 1.5 to 2 meters apart calcite replaced to FG qtz-FG anhedral to subhedral Py – trz of dark brown to black Sph vnlt at 60º to 70º of c.a., Py 1% to 2%, 6 to 8 fractures along bedding per meter.
564.75	565.25	Wide apart stockwork zone formed by 0.2 to 2 cm wide calcite replaced to FG qtz-trz of FG anhedral Py vnlts
565.25	568.40	Kuc Caracol Fm 0.1 to 5 cm wide Silts beds 90%, 0.2 to 1.5 cm wide fine grain size S.S. beds 10%, bedding at 70º of c.a., P-C alteration, 2 to 3 per meter hairline to 0.2 cm wide calcite vnlts at 20º to 30º of c.a. and few with trz of FG Py

9

		lenses, trz of FG anhedral Py clouds in scarce S.S. beds Py trz to 1% in the interval
568.40	568.74	Fault Bx zone, 8 to 10 cm of gouge zones, scarce sub angular 0.5 to 3 cm long calcite replaced to FG qtz fragments in abundant milled and 0.2 cm long rock fragments, fault planes at 70º of c.a. along bedding
568.74	579.00	Broken core zone, factures along bedding every 0.5 to 5 cm apart, milled rock gouge zones along bedding with scarce calcite replaced to FG qtz fragments at: 569.30 m 2 cm wide; 571.0 m 7 cm wide; 573 0 2 cm wide; 574.65 m 7 cm wide, from 575.03 to 575.35 m 32 cm wide; 876.32 6 cm wide; 576.45 7 cm wide; from 576.50 to 577.60 m with few fragments 0.1 to 0.3 cm long of calcite replaced to FG qtz trz of FG subhedral Py and trz of dark brown Sph in 0.5 to 1 cm wide bands in the groundmass, fault planes along bedding; 577.80 3 cm wide; 578.0 4 cm wide; 578.88 m 7 cm wide.
579.00	588.26	Silts 80% to 85% in beds 0.1 to 5 cm wide, 0.1 to 1 cm wide wavy fine grain S.S. beds 15% to 20%, bedding at 70º to 80º of c.a. P-C alteration, highly fractured zone, core fragments 1 to 5 cm long, fractures along bedding, 4 to 5 per meter irregular 0.1 to 0.2 cm wide calcite replaced to FG qtz < FG subhedral Py lenses and vnlts at 10º to 30º of c.a., scarce FG anhedral Py clouds in S.S. beds Py 1% in the interval
588.26	589.50	Fault zone dark grey colour milled rock with less than 1% of calcite replaced to FG qtz fragments, most fractures along bedding
589.50	595.20	Kuc Caracol Fm 0.1 to 3 cm wide grey colour Silts beds 95%, 0.1 to 5 cm wide fine grain size light grey colour S.S. beds 5%, bedding at 80º of c.a., 2 to 3 per meter 0.1 to 0.2 cm wide calcite replaced to FG qtz-FG anhedral to subhedral Py lenses.
		591.70-592.05 m wide apart stockwork zone formed by 0.1 to 0.4 cm wide calcite replaced to FG qtz-FG to medium size grain anhedral Py with partial brown stain vnlts
		592.45-592.55 m Fault vein 10 cm wide of abundant medium size grain subhedral to cubic Py-dark brown to black Sph vnlt at 80º of c.a.
595.20	596.15	Fault gouge zone abundant milled rock in groundmass and in 0.1 to 1 cm long sub angular fragments, 3% to 5% of calcite replaced to FG qtz 0.5 to 2 cm long sub angular fragments, fault planes at 80º of c.a. along bedding
596.15	600.46	Kuc Caracol Fm thin bedded 0 1 to 2 cm wide Silts 80%, wavy 0.1 to 1 cm wide fine grain size S.S. beds 20%, bedding at 80º of c.a., P-C alteration, 1 to 2 per meter 0.1 to 1.5 cm wide calcite replaced to FG qtz vnlts at 10º to 30º and less as lenses at 80º of c.a., FG anhedral Py in few calcite to qtz vnlts
	597.00	0.5 cm wide dark brown to black Sph< medium size grain subhedral Py vnlt at 30º of c.a.
600.46	601.39	Wide apart stockwork zone of 0.1 to 3 cm wide calcite replaced to FG qtz- subhedral Py vnlts
	600.95	0.3 cm wide calcite replaced to FG qtz-FG subhedral Py and less dark brown to black Sph vnlt at 80º of c.a.
	601.36	3 cm wide Fault gouge zone at 80º of c.a.
601.39	610.10	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 90%, lightly wavy 0.1 to 0.5 cm wide fine grain size S.S. beds 10%, bedding at 80º to 85º of c.a., P-C to wk QSPC alteration, 3 to 5 per meter hairline to 0.1 cm wide calcite replaced to FG qtz- moderate sericite vnlts at 10º to 30º and 70º to 80º of c.a., scarce FG anhedral Py clouds in some S.S. beds, also FG anhedral Py in 0.1 cm wide lenses.
	604.90	Irregular 0.5 to 1.5 cm wide calcite replaced to FG qtz-subhedral Py and less brown to black Sph vnlt at 60º of c.a.

10

		605.49 m-607.15 m wide apart stockwork zone formed by 0.2 to 1.5 cm wide calcite replaced to FG qtz-moderate sericite-FG to medium size grain anhedral to subhedral Py trz of dark brown to black Sph in very scarce vnlts, Py 3% in the interval
610.10	621.05	Kuc Caracol Fm 0.1 to 5 cm wide Silts 90%, wavy irregular 0.2 to 3 cm wide few up to 20 cm wide fine grain size S.S. beds 10%, wavy bedding at 75º to 85º of c.a., P-C to wk QSPC alteration, wk to moderate sericite in some calcite vnlts walls, 3 to 5 per meter 0.1 to 0.3 cm wide calcite-sericite vnlts at 10º to 30º and few as lenses.
		611.55 m 621.05 m 1 to 3 per meter 0.1 to 0.2 cm wide calcite wkly replaced to FG qtz-FG anhedral to subhedral Py and trz of dark brown to black Sph lenses.
621.05	631.60	0.1 to 1 cm wide Silts beds 90% to 95%, 0.1 to 0.5 cm wide fine grain size S.S. beds 5% to 10%, lightly wavy bedding at 85º of c.a. P-C to wk QSPC alteration, wk to moderate sericite in up to 1 m wide intervals, only 2 in the interval 0.1 to 0.4 cm wide calcite wkly replaced to FG qtz-FG anhedral to subhedral Py-trz of dark brown to black Sph lenses at 627.20 m and 631.36 m, scarce anhedral Py 0.1 cm long clouds in scarce S.S. beds. Py < 1% in the interval
		621.0 m – 623.05 m moderate sericite in calcite vnlts walls
		621.05 m – 629.15 m 1 to 2 per meter hairline to 0.1 cm wide calcite vnlts at 20º to 30º of c.a.
		629.15 m -631.60 m 8 to 10 per meter hairline to 0.1 cm wide calcite vnlts at 10º to 30º of c.a., 5 in the interval 0.4 to 2 cm wide calcite lenses banded with black Silts? Or organic material.
631.60	633.45	Wide apart stockwork zone formed by 0.1 to 1.5 cm wide calcite partially replaced to FG qtz<FG anhedral Py and very scarce just one in the interval at 632.10 m 1.5 cm wide calcite to qtz with trz of Sph vnlts
633.45	634.60	Fault Bx zone, fault planes at 65º to 70º of c.a., 20% to 30% of 0.2 to 2 cm long sub angular calcite replaced to FG qtz fragments, also 0.1 to 0.5 long sub angular dark grey Silts fragments in dark grey colour milled rock groundmass- FG anhedral to subhedral Py 2% to 3% in some calcite to qtz fragments and like diss in the groundmass
	634.45	2 cm wide Fault veinlet zone formed by about 50% of FG to medium size grain subhedral to cubic Py-FG to medium size grain subhedral dark brown to black Sph and less than 5% of calcite replaced to FG qtz at 55º of c.a.
634.60	641.18	Kuc Caracol Fm 0.1 to 1.5 cm wide Silts beds 90% to 95%, wavy 0.1 to 1 cm wide fine grain size S.S. beds 5% to 10%, bedding at 75º to 85º of c.a., P-C to wk QSPC alteration, 10 to 12 per meter 0.1 to 0.6 cm wide calcite-less sericite in walls vnlts at 20º to 40º and 60º to 70º of c.a. crossing bedding, scarce 0.1 to 0.2 cm wide FG anhedral Py clouds in scarce S.S. beds Py < 1% in the interval
641.18	661.00	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 95%, wavy 0.1 to 0.5 cm wide FG S.S. beds 5%, wavy bedding at 70º to 90º of c.a., P-C alteration very compact rock, 1 to 2 per meter 0.1 cm wide calcite vnlts at 10º to 30º of c.a., very scarce 0.1 to 0.2 cm wide FG anhedral Py clouds in S.S. beds, Py trz in the interval
		643,28 m-643.75 m Wide apart 0.2 to 1 cm wide calcite-sericite trz of FG anhedral Py vnlts in stockwork
		644.05 m 2 cm wide Fault zone along bedding at 70º of c.a.
		644.90 m 11 cm wide stockwork zone of 0.4 to 1.5 cm wide calcite vnlts most at 60º to 70º and 10º to 30º of c.a.
		647.35 m Irregular 2 to 4 cm wide Fault veinlet zone formed by wkly druse calcite and less than 5% of FG medium size grain Subhedral Py at 60º to 70º of c.a.

11

		648.15 m -648.80 m Irregular 0.1 to 1.5 cm wide calcite- trz of FG anhedral Py vnlts in wide apart stockwork
661.00	682.25	Kuc Caracol Fm 0.2 to 2 cm wide Silts beds 70%, 0.1 to 1.5 cm wide FG S.S. beds 30%, wavy bedding at 75º to 85º of c.a. P-C alteration to wk QSPC from 671.0 to 675.80 m, one vnlt and one lens in the interval 0.1 to 0.2 cm wide calcite wkly replaced to FG qtz-FG anhedral Py and trz of dark brown to black Sph vnlt at 50º of c.a. at 679.35 m and lens at 670.42 m, 2 to 3 per meter hairline to 1.5 cm wide calcite vnlts at 10º to 30º of c.a. one 5 cm wide calcite vnlt at 40º of c.a. at 662.50 m; 4 irregular 0.5 to 0.7 cm wide calcite lenses at 668.80 m, Trz of FG anhedral Py 0.1 cm wide lenses and clouds in scarce S.S. beds.
		674.90 m -675.55 m irregular 0.3 to 2 cm wide calcite-sericite vnlts in wide apart stockwork
682.25	683.70	Wk QSPC alteration, stockwork of 0.5 to 2 cm wide calcite< sericite vnlts
		682.75 m -683.20 m Irregular 30 to 40 cm wide calcite 1% of FG subhedral Py vnlt at 40º of c.a.
		683,65 m 0.5 cm wide calcite-3% of FG subhedral Py and trz of black Sph vnlt at 15º of c.a.
683.70	693.00	Kuc Caracol Fm 0.2 to 3 cm wide Silts beds 80% to 85% ; 0.1 to 1 cm wide FG S.S. beds 15% to 20%, wavy bedding at 75º to 80º of c.a.; P-C alteration, 3 to 4 per meter 0.1 to 0.8 cm wide calcite lenses, 8 in the interval hairline to 0.1 cm wide calcite-trz of FG subhedral Py vnlts at 10º to 40º of c.a., very sporadic and only as small < 0.1 cm long diss of brown to black Sph in one calcite-Py vnlt at
		689.20 m , trz of FG anhedral Py clouds in scarce S.S. beds, Py trz in the interval
693.00	704.09	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 80%,lightly wavy 0.2 to 0.5 cm wide few up to 5 cm wide fine grain size S.S. beds 20%, bedding at 75º to 85º of c.a., P-C alteration, 1 every 2 to 3 meters 0.1 cm wide calcite vnlts at 10º of c.a., 1 every 2 meters 1 to 1.5 cm wide banded calcite with thin < 0.1 cm wide organic material layers lenses, trz of FG anhedral Py clouds in very scarce S.S. beds.
704.09	713.00	Kuc Caracol Fm 0.1 to 2.5 cm wide Silts beds 70%, 0.1 to 8 cm wide FG S.S. beds 30%, bedding at 80º to 90º of c.a., 1 to 2 per meter hairline to 0.2 cm wide calcite-trz of FG anhedral Py vnlts at 0º to 30º of c.a., 1 to 2 per meter 0.2 to 3 cm wide banded calcite lenses, FG anhedral Py clouds in scarce S.S. beds, Py trz in the interval
713.00	715.20	Wide apart stockwork zone formed by irregular 0.1 to 1.5 cm wide calcite, few with trz of FG anhedral Py vnlts
715.20	719.82	Silts 70%, FG S.S. in beds 0.5 to 5 cm wide 30%, bedding changing from 90º to 75º of c.a. P-C alteration, 2 to 4 per meter 0.3 to 0.5 cm wide calcite-FG anhedral Py vnlts at 10º to 30º of c.a., 1 per meter 0.1 to 0.4 cm wide banded calcite lenses, trz of FG anhedral Py clouds in S.S. beds
719.82	720.20	Stockwork zone of 0.1 to 2 cm wide calcite wkly replaced to FG qtz-trz of FG anhedral Py vnlts Py 1%
720.20	731.52	0.1 to 3 cm wide Silts beds 60%, 0.2 to 6 cm wide FG S.S. beds 40%, irregular sedimentation on unstable basin, wave and slump features, irregular bedding changing from 75º to 60º of c.a., P-C alteration, 3 to 4 per meter hairline to 0.5 cm wide calcite trz of FG anhedral Py vnlts at 10º to 40º of c.a., 2 to 3 per meter banded and irregular 0.2 to 1 cm wide calcite-trz of FG anhedral Py lenses, Py trz to 1% in the interval
731.52		END OF HOLE

12

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	Nov 23 / 2005
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES

Summary of DDH QTA-36-05; 699,791 E; 2,652,183 N, 1920 ASL 340°/-60°, Concordia- Dolores area

From	To	Description
0.00	5.18	Drilled with Tricone bit -No core- Casing
5.18	20.85	Caracol Fm grey to dark grey Silts 90% in beds 0.5 to 2 cm wide beds, 0.2 to 0.5 cm wide gray color fine grain size S.S. beds 10% bedding at 80º of c.a., P-C alteration, 2 to 3 per meter 0.1 to 0.3 cm wide calcite vnlts at 20º to 30º
8.25 m 10 cm wide fault gouge
		8.80 m- 9.60 m trz of orange to brown Goethite-Hematite in micro fractures at 10º of c.a.
20.85	23.87	Fault zone wk Goethite-Hematite in fractures 5 to 10 cm wide gouge zones among high fractured and broken core zones 10 to 80 cm wide and 5 to 20 cm wide of no fractured rock zones.
23.87	38.71	Caracol Fm. grey to dark grey irregular 0.1 to 2 cm wide Silts beds 60%, 0.5 to 4 cm with few up to 20 cm wide fine grain size grey color S.S. beds 40%, bedding at 70º to 80º of c.a., P-C to wk QSPC alteration, irregular 3 per meter 0.1 to 0.3 cm wide calcite with trz of brown to orange Goethite-Hematite vnlts at 10º to 30º of c.a.
		31.00 m- 34.00 m wavy bedding irregular 0.1 to 0.3 cm wide calcite with moderate sericite vnlts in wide apart stockwork
38.71	47.00	Kuc Caracol Fm 0.1 to 2 cm wide dark grey Silts beds 95%, fine grain size 0.1 to 0.5 cm wide S.S. beds 5%, PC to wk QSPC alteration, irregular and wave bedding 70º to 80º of c.a. 2 per meter 0.2 to 0.5 cm wide calcite with orange to Red Goethite-Hematite vnlts at 5º to 20º of c.a.
47.00	66.60	Kuc Caracol Fm 0.5 to 4 cm wide dark grey Silts 95%, light grey fine grain size 0.2 to 0.3 cm wide S.S. beds 5%, bedding at 70º to 80º of c.a. P-C to wk QSPC alteration 1 per meter 0.2 to 0.3 cm wide calcite vnlts at 30º to 50º of c.a.,
55.70 m to 57.20 m 6 in the interval 0.1 to 0.3 cm wide calcite with Goethite- Hematite vnlts at 50º to 70º of c.a.
57.30 m 0.5 cm wide Fault gouge zone at 30º of c.a.
		65.40 m to 65.80 m 0.1 to 0.5 cm wide calcite wkly replaced to FG qtz vnlts.
66.60	72.24	Faulted and highly fractured zone, 68.00 to 68.40 Main Faulted Bx zone in the interval formed by 0.1 to 3 cm long rock fragments and 0.1 to 0.3 cm long calcite wkly replaced to FG qtz fragments 30% in dark grey color gouge zones up to 10 cm wide, fault planes at 60º to 70º

		of c.a. along bedding; other fault zones from 69.20 m to 69.40 m; from 69.90 m to 70.00 m; from 71.40 to 71.50 m; from 71.70 m to 71.80 m
72.24	84.00	Kuc Caracol Fm 0.5 to 2 cm wide Silts beds 90%, light grey color 0.2 to 0.3 cm wide fine grain size S.S. beds 10%, bedding at 60º of c.a., P-C to wk QSPC alteration, 1 every 2 meters 0.1 to 0.3 cm wide calcite vnlt at 30º to 50º of c.a.
		79.30 m -79.81 m Fault Bx zone 0.1 to 5 cm long rock fragments in a dark grey color gouge groundmass 30%
84.00	95.00	Silts beds 0.5 to 2 cm wide 90%. 0.2 to wide light grey color FG S.S. beds 10%, bedding at 60º of c.a., P-C to wk QSPC alteration, 2 per meter 0.2 to 0.3 cm wide calcite vnlts at 50º to 70º of c.a., few 0.3 to 0.5 cm wide calcite lenses
		92.00 m – 95.00 m 6 slickenside with moderate sericite in the interval, most along bedding and few at 50º to 60º crossing bedding
95.00	99.67	Highly fractured zone trz of FG anhedral Py diss, moderate sericite in micro fractures, Pebble dikes with 0.5 to 2 cm long sub angular Silts fragments in calcite groundmass at 96.10 to 96.50 m; from 97.70 m to 97.90 m and from 97.80 m to 98.00 m among highly fractured zones formed by 1 to 3 cm long rock and less calcite vnlts fragments.
99.67	105.57	0.5 to 2 cm wide Silts beds 90%, 0.2 to 0.3 cm wide S.S. beds 10%, bedding changing from 60º to 30º and again 60º of c.a. at bottom of the interval, P-C to wk QSPC alteration wk sericite inn calcite vnlts walls and in micro fractures, 3 to 4 per meter 0.5 to 3 cm wide calcite- trz of FG anhedral Py vnlts at 30º to 50º of c.a., very few calcite vnlts 3 to 5 cm wide at 1010.0 m; 103.10 m; 105.09 m
105.57	135.00	Kuc Caracol Fm 0.5 to 4 cm wide Silts beds 90%, light grey color FG 0.2 to 0.4 cm wide S.S. beds few up to 13 cm wide S.S. beds 10%, bedding changing from 60º at top to 5º of c.a. at 107.0 m, then to 50º at 110 m; 10º at 117.0 m and 50º to 40º of c.a. at bottom of the interval, scarce 1 to 2 per meter hairline to 0.2 cm wide calcite-trz of sericite and scarce with trz of FG anhedral Py vnlts at 50º to 80º of c.a.
		116.0 m 124.00 m 3 to 5 per meter 0.2 to 0.7 cm wide calcite vnlts at 10º to 20º of c.a. and 60º to 80º of c.a., 3 to 4 per meter 0.5 to 1.2 cm wide calcite irregular lenses
		119.90 m 2 to 3 cm wide Fault gouge zone at 75º to 85º of c.a. dark grey color gouge formed mainly by milled rock and about 5% of calcite vnlts fragments
		123.70 m to 123.95 m Fault zone planes at 10º to 20º and few at 60º of c.a.; moderate sericite in some irregular broken calcite vnlts at 10º to 30º of c.a.
		124.00 m – 127.80 m 3 to 5 per meter 0.1 to 1 cm wide calcite vnlts at 60 ºto 80º of c.a.
135.00	142.20	Kuc Caracol Fm very irregular bedding zone sedimentary brecciation when sediments were deposited slump features, 0.1 to 2 cm wide Silts beds 70%, 0.5 to 5 cm wide few up to 15 cm wide FG to medium size grain S.S. beds 30%, wavy irregular and deformed bedding at 50º to 60º of c.a., P-C to wk QSPC alteration, 5 to 7 per meter 0.1 to 2 cm wide calcite vnlts at 30º to 50º of c.a., 1 per meter 0.1 to 0.2 cm wide calcite lenses
		136.45 m -136.75 m Pebble dike formed by sub angular 0.5 to 1.5 cm long rock fragments in calcite groundmass
142.20	147.15	Kuc Caracol Fm, thin bedded 0.1 to 1 cm wide Silts beds 60% to 70%, wavy irregular 0.1 t0 20 cm wide FG to medium size grain S.S. beds 30% to 40%, P-C to wk QSPC alteration, .wavy and irregular bedding at 50º to 30º of c.a., irregular broken 0.3 to 1 cm wide calcite some of them wkly replaced to FG qtz vnlts at 10º to 30º , 45º and 70º to 80º of c.a.
		142.70 m -142.90 m Fault zone, broken core Rock fragments 2 to 4 cm long,

		less than 15% of calcite wkly replaced to FG qtz vnlts fragments, fault planes at 60º to 80º of c.a.
		145.50 m -147.15 m Kuc Caracol Fm Silts 40%, medium size grain 1 to 30 cm wide S.S. beds 60%, P-c to wk QSPC alteration, stockwork zone formed by irregular 0.1 to 2 cm wide calcite wkly replaced to FG qtz vnlts
		146.90 m -147.15 m trz of FG anhedral Py diss
147.15	150.40	Fault Bx zone, fault planes at 60º of c.a. at top and 80º of c.a. at bottom, dark grey to black color gouge, sub angular 0.5 to 2 cm long rock 95% and 5% of calcite wkly replaced to FG qtz fragments, wk sericite in micro fractures and in calcite vnlts, trz to 1% of FG anhedral Py diss.
150.40	151.90	Moderate broken core, 5 to 15 cm wide Bx zones formed by sub rounded to sub angular dark grey color Silts and S.S. fragments 85% to 90%, 10% to 15% of calcite wkly replaced to FG qtz groundmass , 3 to 4 per meter irregular 0.2 to 0.8 cm wide calcite wkly replaced to FG qtz vnlts at 30º to 50º of c.a., trz of FG anhedral Py diss
151.90	175.20	Kuc Caracol Fm Silts 80% to 90% in beds 0.5 to 4 cm wide, wavy irregular 0.1 to 2 cm wide FG S.S. beds 10% to 20%, bedding at 75º to 80º of c.a., P-C alteration, 1 per meter 0.1 to 0.5 cm wide calcite vnlts at 20º to 40º of c.a., less than 1 per meter 0.1 to 0.2 cm wide banded calcite lenses
175.20	179.50	Silts 90%, 0.1 to 0.5 cm wide FG S.S. beds 10%, wavy bedding at 75º of c.a. wk QSPC alteration, wk to moderate sericite in calcite vnlts walls, 3 to 5 per meter irregular 0.1 to 0.2 cm wide calcite < sericite vnlts at 10º to 30º of c.a.
179.50	187.90	Kuc Caracol Fm 0.1 to 3 cm wide Silts beds 80% to 85%, wavy irregular 0.2 to 3 cm wide few 7 to 9 cm wide in the bottom FG to medium size grain S.S. beds 15% to 20%, wavy bedding at 65º to 70º of c.a., P-C to wk QSPC alteration, 3 to 5 per meter hairline to 0.2 cm wide calcite vnlts at 10º to 30º of c.a., 1 to 2 per meter 0.1 to 0.2 cm wide calcite< sericite-trz of FG anhedral Py lenses, Py trz in the interval
187.90	201.10	Irregular 0.1 to 5 cm wide Silts beds 75% to 80%, 0.2 to 2 cm wide few 5 to 10 cm wide FG to Medium size grain S.S. beds 20% to 25%, wavy and deformed bedding deposition on unstable basin beds changing from 65º to 85º of c.a. at 195 .0 m, 70º of c.a. at bottom of the interval, P-C to wk QSPC wk to moderate sericite in some calcite vnlts walls and in some micro fractures, 8 to 10 per meter hairline to 1.5 cm wide irregular calcite just a few with local wk replacement to FG qtz vnlts at 10º to 30º of c.a. and 65º to 85º of c.a., 20% to 25% of the calcite as lenses, 3% to 5% of FG anhedral Py diss in thin walls in some calcite vnlts and lenses in selected 10 cm to 1.5 m wide intervals, Py in general 1% 188.20 m -189.00 m Fractured zone, calcite wkly replaced to FG qtz, FG anhedral Py 3% to 5% in calcite vnlts and in 0.1 to 0.2 irregular lenses
		188.45 m 0.5 cm wide Fault gouge at 70º of c.a.
		197.40 m 6 cm wide Fault gouge zone, milled rock and less than 5% of calcite vnlts, fault planes at 80º of c.a. along bedding
		198.55 m Irregular 4 to 5 cm wide zone formed by irregular 0.6 to 1.2 cm wide FG qtz with 0.2 to 0.3 cm wide calcite core vnlt at70º of c.a.- FG anhedral Py and irregular hairline calcite replaced to FG qtz vnlts at both walls of the main vnlt, Py 5% to 7% in the interval
		199.0 m -201.10 m Wide apart stockwork zone of irregular 0.1 to 1.5 cm wide deformed and folded calcite vnlts
201.10	221.40	Kuc Caracol Fm 0.1 to 5 cm wide Silts beds 90% to 95%, 0.1 to 0.3 cm wide FG S.S. beds 5% to 10%, wavy and slump features mainly at bottom of the interval, bedding at 70º to 50º of c.a. at top changing to 10º to 20º of c.a. at 209 m, to 60º

		at 215 m and 40º to 50º of c.a. at bottom of the interval, P_C alteration, wk to moderate sericite in some calcite vnlts walls, 3 to 5 per meter hairline to 0.2 cm wide calcite wk to mod sericite vnlts at 10º to 30º of c.a. at top, also calcite< sericite in 0.1 to 0.2 cm wide lenses, only trz of FG anhedral Py in the interval
		202.25 m-202.68 m Fractured and broken core zone, 5% to 10% of broken hairline to 0.1 cm wide calcite< sericite vnlts in stockwork
		202.35 m 3 to 5 cm wide Fault Bx zone 0.1 to 1 cm long sub rounded to sub angular rock fragments in 20% to 30% of milled rock and less calcite groundmass, fault planes at 70º of c.a. along bedding
		212.70 m-213.90 m 12 slickenside at 60º to 70º of c.a. in the interval, 4 to 6 per meter irregular and broken 0.1 cm wide calcite-sericite, trz of FG anhedral Py vnlts at 50º to 70º of c.a. mainly along bedding, 3 in the interval 0.2 cm wide banded calcite < sericite< FG anhedral Py lenses
		217.60 m-217.70 m Broken core, slickenside at 70º of c.a. along bedding, 0.1 to 0.3 cm wide calcite partially replaced to FG qtz vnlts at 10º and 60º to 70º of c.a.
221.40	228.70	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 95%, wavy 0.1 to 1 cm wide FG S.S. beds 5%, micro-folds, wavy and slump features, bedding from 40º to 70º at top changing to 30º to 223.5 m then 0º at 224.90 m and 70º at bottom, P-c to wk QSPC alteration wk sericite in some calcite vnlts and in micro fractures, wide apart stockwork zone with irregular folded and broken 0.1 to 1 cm wide calcite vnlts 15% to 20% of calcite vnlts, only about 10% of the calcite vnlts with trz of FG anhedral Py, also calcite in hairline to 2.2 cm wide lenses with irregular < 0.1 cm wide FG anhedral Py and some rock layers.
		228.40 m-228.70 m Consolidated old fault zone, irregular and broken 0.1 to 0.4 cm wide calcite wkly replaced to FG qtz-5% to 10% of FG anhedral Py in 2 to 8 cm wide lenses? at 70º of c.a. Py 5% to 7% in the interval
228.70	232.40	Silts 90% to 95% in beds 0.1 to 5 cm wide, wavy and irregular bedded 0.2 to 1 cm wide FG S.S. beds and in ovoid lenses 5% to 10%, wavy bedding at 75º to 85º of c.a., P-C alteration, scarce 2 to 3 per meter hairline to 0.1 cm wide calcite vnlts at 20º to 40º of c.a., just one 0.6 to 1 cm wide calcite vnlt at 10º to 25º of c.a. at 230.50 m
232.40	233.78	Silts 95%, wavy 0.1 to 0.3 cm wide FG S.S. beds 5%, bedding at 70º of c.a., moderately fractured and broken core zone, 8 to 10 calcite with moderate sericite micro-vnlts at 10º to 20º and 60º to 70º of c.a. in the interval
		232.95 m – 233.00 m Fault zone slickenside at 55º of c.a.
		233.78 m 1 cm wide Fault zone with planes at 80º to 85º of c.a.
233.78	238.82	Kuc Caracol Fm 0.1 to 3 cm wide Silts beds 90%, irregular 0.1 to 1 cm wide FG S.S. beds and also S.S. as 0.1 to 1 cm ovoid lenses, wavy bedding at 60º to 70º of c.a.; P-C to wk QSPC alteration moderate sericite in calcite vnlts and micro fractures , 2 to 3 per meter hairline to 0.2 cm wide calcite almost totally altered to sericite vnlts at 10º to 30º of c.a., 1 every 2 meters 0.1 to 0.2 cm wide calcite< trz of very FG anhedral Py in micro-layers lenses. 5 to 10 cm wide zones with 6 to 8 irregular hairline to 0.1 cm wide calcite-sericite vnlts in stockwork at 233.80 m; 234.70 m; 234.80 m 236.70 m and 237.80 m
238.82	239.25	Fault gouge zone, fault planes at 60º to 80º of c.a., abundant dark grey 0.1 to 5 cm long Sub rounded Silts fragments, 20% to 30% of calcite-sericite in the 15 cm interval at bottom of the interval
239.25	260.40	Silts in 0.1 to 3 cm wide irregular beds 85% to 90%, wavy irregular and displaced by small faulting 0.1 to 1 cm wide FG S.S. beds, wave and slump features, bedding changing from 70º at top to 0º at 245 m 55º to 40º of ca. from 246 m to 251 m, 0º to 10º between 252 m to 253 m changing gradually to 70º to

		80º of c.a. at bottom of the interval, P-C to wk QSPC alteration, wk to moderate sericite in some calcite vnlts, 2 to 4 per meter hairline to 0.3 cm wide vnlts wk sericite in few of them at 10º to 30º of c.a., 1 every 3 meters 0.3 to 1.2 cm wide bended calcite with thin layers of grey Silts lenses, also calcite in micro-lenses < 0.1 cm wide, 5 to 20 cm wide zones with 4 to 6 irregular slickenside and sericite in micro-fractures at 30º to 50º of c.a.
		233.80 m 4 cm wide calcite totally replaced to FG qtz with blade textures vnlt at 60º of c.a., some irregular 0.3 to 0.8 cm long angular rock fragments inside the vnlt-FG anhedral Py in 0.1 to 0.3 cm wide layers in the top wall,
		253.0 m -253.50 m wide apart stockwork zone with irregular 0.3 to 0.6 cm wide calcite vnlts, few of them partially replaced to FG qtz late calcite crossing qtz vnlts –trz of FG anhedral Py in very scarce vnlts , slickenside at 30º to 40º of c.a.
		254.00 m 260.40 m abundant 0.5 to 2 cm apart < 0.1 cm wide calcite lenses or micro vnlts at 60º to 85º of c.a. few with trz of FG anhedral Py
		259.40 m – 259.50 m 10 cm wide Fault Bx zone at 80º of c.a., one irregular 0.5 to 1 cm wide calcite altered to sericite vnlt at bottom of the interval
260.40	269.60	Kuc Caracol Fm 0.1 to 5 cm wide dark grey color Silts beds 70% to 75%, wavy medium to coarse grain size S.S. in beds changing in width from 0.5 to 5 cm at top to 10 to 30 cm wide at bottom, wavy and slump features, bedding at 80º to 65º of c.a., scarce 0.5 to 1 cm wide elongated Silts lenses in S.S. groundmass, P-c alteration wk sericite in calcite vnlts, scarce 1 to 2 per meter 0.3 to 1 cm wide calcite lenses inter-bedded with 0.05 to 0.1 cm wide rock layers, trz of FG anhedral Py in few calcite lenses
		266.95 m -267.30 m S.S, irregular bed with 7 irregular 0.2 to 1.2 cm wide calcite wkly replaced to FG qtz vnlts in wide apart stockwork
		268.60 m -269.10 m Fault zone 8 slickenside in the interval at 60º to 70º of c.a. along bedding, small 3 to 10 cm wide S.S. beds with stockwork zones of 0.3 to 0.8 cm wide folded and broken calcite vnlts
		269.25 m -269.45 m 20 cm wide S.S. irregular beds with stockwork of 0.3 to 1 cm wide calcite vnlts
269.60	280.33	Silts 90% to 95% in 0.2 to 2 cm wide beds few irregular and wavy 0.1 to 0.5 cm wide FG S.S. beds and lenses 5% to 10%, wave and few slump features, bedding at 60º to 50º of c.a., P-C alteration wk sericite in scarce calcite vnlts walls, 1 to 2 per meter 0.1 to 0.3 cm wide calcite vnlts at 5º to 30º few at 60º of c.a. crossing beds
		277.70 m -280.33 m 8 to 10 per meter irregular 0.1 to 1.5 cm wide calcite vnlts at 30º to 45º and 60º to 70º of c.a.
280,33	285.07	Silts 90% to 95% in beds 0.1 to 3 cm wide, wavy 0.1 to 0.5 cm wide FG S.S. beds 5% to 10%, bedding from 50º at top to 65º at bottom, P-C to wk QSPC alteration, dark grey colour rock, moderate sericite in calcite vnlts, moderate broken core zone 20 to 70 cm wide intervals with 5 to 10 cm long rock separated by moderate sericite micro-fractures and slickenside at 45º to 60º of c.a., 10 to 12 per meter irregular hairline to 0.5 cm wide calcite partially altered to sericite vnlts at 0º to 20º of c.a., 1 to 3 per meter 0.5 to 3 cm wide calcite vnlts at 65º to 85º of c.a.
		285.02 m -285.07 m 5 cm wide Fault zone at 80º of c.a., moderate calcite- sericite vnlts in stockwork
285.07	295.90	Silts 90% to 95% at top to 80% to 85% at bottom, Silts beds 0.1 to 3 cm wide, irregular wavy 0.1 to 1 cm wide FG S.S. beds, bedding at 65º to 40º of c.a., P-C alteration light grey colour rock at bottom of the interval, wk sericite, 6 to 8 per meter irregular hairline to 0.3 cm wide calcite vnlts at 20º to 45º of c.a., scarce 1

		to 2 every 3 m 0.5 to 0.7 cm wide calcite-FG to medium size grain anhedral Py lenses, slickenside every 20 to 30 cm apart at bottom of the interval
295.90	299.50	Fault zone, 2 to 30 cm wide gouge zones, fault planes at 60º to 85 ºof c.a.
		crossing bedding, less than 10% of calcite wkly rand locally replace to FG qtz in 0.2 to 1 cm wide vnlts fragments in the Bx gouge zones
299.50	304.95	0.1 to 1 cm wide Silts beds 90%, FG S.S. in beds 0.1 to 1 cm wide 10%, bedding at 60º to 70º of c.a., P-C alteration, scarce 1 per meter 0.1 to 0.3 cm wide calcite vnlts at 30º to 40º and 70º to 85º of c.a., 3 to 4 per meter 0.3 to 1 cm wide calcite wkly to moderate replaced to FG qtz vnlts at 65º to 85º at bottom of the interval in the faulted zone to be described below
		303.40 m to 304.95 m Fault zone, broken core, 5 to7 cm wide Fault Bx zones formed by 0.5 to 2 cm long sub angular rock fragments, fault planes at 45º and 60º to 70º of c.a.
		304.90 m -304.95 m 5 cm wide Fault vein zone formed by a 3 to 4 gouge zone at top and a 0.5 to 1.5 cm wide irregular calcite moderately replaced to FG qtz vnlt at bottom, fault planes at 70º of c.a.
304.95	314.90	0.1 to 5 cm wide Silts beds 95%, very thin 0.1 to 0.2 cm wide irregular FG S.S. beds 5%, bedding at 40º to 60º of c.a., P-C alteration, medium to light grey colour rock, wk sericite in calcite, 2 to 3 irregular hairline to 0.3 cm wide calcite vnlts most at 0º to 20º and less at 50º to 70º of c.a. crossing bedding
314.90	317.35	Broken core zone, 8 to 10 per meter fractures with moderate sericite at 10º to 30º and 75º to 85º of c.a.
		317.25 m -317.35 m Fault vein zone formed by a zone 7 cm wide at top with 4 irregular 0.8 to 1.5 cm wide calcite moderately replaced to FG qtz vnlt at 80º of c.a., small voids with druse crystals in calcite to qtz vnlts, irregular 0.2 to 0.3 cm wide FG to medium size grain anhedral Py layers, and a 3 cm fault Bx zone at bottom, fault planes at 75º to 85 ºof c.a.
317.35	328.00	Kuc Caracol Fm 0.1 to 1 cm wide Silts 95% to 98%, 0.1 cm wide FG S:S: beds 2% to 5%, P-C alteration grey to light grey colour rock, wk sericite in few calcite vnlts, 3 to 4 per meter 0.1 to 0.3 cm wide calcite vnlts at 10º to 20º of c.a. and at 45º to 50º as lenses, scarce vnlts with trz of FG anhedral Py diss in walls, partial replacement to FG qtz of scarce and wider 0.3 to 0.5 cm wide calcite vnlts located mainly near fault zones.
		Fault zones in 322.14 m at 65º of c.a. and in 324.30 m at 70º of c.a.
328.00	339.50	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 90%, wavy 0.1 to 1 cm wide FG S.S. beds 10%, lightly wavy bedding changing from 60º at top to 40º at 324 m 60º from 337 m to the bottom of the interval, P-C alteration, 1 to 2 per meter hairline to 0.2 cm wide calcite vnlts at 60º to 80º of c.a. less than 1 per meter < 0.1 cm wide calcite lenses, calcite changing from wk to moderate replacement to FG qtz to the depth, FG anhedral to subhedral Py changing from trz to 2% to 3% to the bottom of the interval, , 1 to 2 cm wide Fault gouge zones at 330.65 m at 70º of c.a.; at 331.05 m at 80º of c.a., 0.1 to 0.2 cm wide FG to medium size grain subhedral to cubic Py vnlts at 60º to 80º of c.a. at bottom of the interval
		329.10 m-329.25 m 10 in the interval 0.1 to 1.8 cm wide calcite lenses
		330.40 m 5 cm wide Fault zone broken core , wk to moderate calcite-sericite in microvnlts at 60º to 75 ºof c.a.
		333.05 m-333.50 m Fault zone broken core 3% to 5% of 0.1 to 0.2 cm wide calcite wkly replaced to FG qtz vnlts at 70º of c.a.-FG botryoidal Py in < 0.1 cm wide vnlts at 10º to 30º of c.a., Py 2% in the interval, no visible fault planes
		334.37 m – 334.59 m Broken core zone fragments < 4 cm long, trz of calcite to FG qtz vnlts, FG anhedral Py, trz of VF brown to brass colour mineral in

		slickenside Sph? Fault planes at 70º and 80º of c.a. crossing bedding
		335.80 m 2.5 to 3 cm wide Fault gouge zone at 70º of c.a. crossing bedding
		336.37 m -336.56 m Fault zone, broken core, 1 to 2 cm wide gouge zones at 60º to 70º of c.a. crossing beds
		336.56 m – 337.00 7 in the interval hairline to 0.2 cm wide calcite moderately replaced to FG qtz-FG anhedral Py vnlts at 40º to 60º of c.a. crossing beds
339.50	341.00	Silts 98%,micro-folded and deformed by faulting beds, P-C alteration, 6 to 8 per meter irregular 0.1 to 2 cm wide calcite almost totally replaced to FG qtz in parts brecciated-3% to 5% of medium size grain subhedral to cubic Py vnlts at 50º to 70º of c.a., 8 in the interval irregular and deformed by faulting 0.1 to 0.5 cm wide medium size grain subhedral to cubic Py lenses or vnlts at 60º to 85º of c.a. Py 5% to 7% in the interval
341.00	341.20	Silts beds at 85º of c.a., 10 in the interval irregular 0.1 to 1 cm wide calcite totally replaced to FG qtz-FG anhedral Py-trz of brown Sph vnlts at 40º of c.a. and at 85º of c.a. as lenses, irregular < 0.1 cm wide calcite replaced to Qtz < Py vnlts in stockwork in 2 to 3 cm wide zones, 3 to 5 cm wide-calcite replaced to FG qtz- FG anhedral Py vnlt at 70º of c.a. at bottom of the interval
341.20	341.80	Fault Bxed vein zone, with 7 cm wide at top and 5 cm wide at bottom gouge zones with subhedral to cubic Py in milled rock and less calcite partially replaced to FG qtz, trz of FG brown to red Sph groundmass, fault planes at 75º to 80º of c.a. Bxed vein zone formed by 1 to 10 cm wide Bx zones of sub angular to sub rounded 0.1 to 3 cm long rock fragments in irregular calcite replaced to FG qtz and less milled rock groundmass, FG anhedral Py diss 3%, also subhedral to cubic Py and trz of brown to red Sph and ss? diss in irregular calcite to qtz vnlts. 5 to 7 cm wide Stockwork zones with irregular 0.1 to 0.2 cm wide calcite replaced to FG qtz –subhedral to cubic Py and trz of brown to red Sph vnlts.
341.80	342.86	Silts 95%, deformed by old faulting bedding at 40º to 65º of c.a., irregular 3 to 5 cm wide zones of Bxed zones formed by sub angular 0.5 to 2 cm long rock fragments in calcite replaced to FG qtz irregular vnlts filling voids, small druse textures, 3% to 5% of FG anhedral y less medium size grain subhedral to cubic Py – trz of brown Sph diss in diss Bxed zones or as irregular 0.1 to 0.2 cm wide lenses and vnlts, most Bxed zones along bedding, few crossing beds
342.86	344.30	Silts 98% beds 0.1 to 1.5 cm wide at 80º to 85º of c.a. wkly fractured zone, scarce < 1 per meter 0.1 cm wide calcite replaced to FG qtz lenses 344.08 m-344.30 m 10% to 20% of irregular 0.1 to 1.5 cm wide calcite replaced to FG qtz lenses with irregular and micro folded < 0.1 cm wide rock layers
344.30	373.15	=.1 to 1 cm wide Silts beds 98%, scarce 0.1 to 0.2 cm wide and only one 2 cm wide FG S.S. beds 2%, bedding at 75º to 85º of c.a. P-C alteration, less than 1 per meter irregular hairline to 0.2 cm wide calcite lenses
		345.95 m 3 cm wide calcite with sub angular 0.1 to 1 cm long rock fragments lens
		350.60 m 2.5 to 3 cm wide banded calcite with < 0.1 cm wide rock bands lens at 75 ºof c.a.
		354.0 m -356.05 m Broken core zone, 0.1 to 0.5 cm wide calcite wkly replaced to FG qtz and partially altered to sericite vnlts at 0º to 20º of c.a., also sericite in micro-fractures at 0º to 20º of c.a., 6 to 8 per meter 0.1 to 0.3 cm wide calcite wkly replaced to FG qtz < sericite lenses
		356.05 m-356.62 m Fault gouge zone 0.1 to 2 cm long sub angular rock fragments in 30% to 40% of FG milled rock groundmass, no visible fault planes
		356.62 m- 359.08 m Broken core zone 2 to 5 cm long core fragments, 3 to 5 cm

		wide gouge zones at 50º of c.a. at 358.45 m and at bottom of the interval, scarce < 0.1 cm wide FG to medium size grain subhedral Py vnlts at 20º of c.a.
		359.08 m -369.00 m Kuc Caracol Fm 0.1 to 3 cm wide Silts beds 95% wavy irregular 0.1 to 0.3 cm wide FG S.S. lenses 5%, bedding at 30º to 40º of c.a., P- C alteration, 3 gouge zones in the interval at 360.30 - 360.65 m; 361.82 - 361.89 m and 363.33 -363.35 m along bedding, 1 to 2 per meter irregular hairline to 0.2 cm wide calcite wkly replaced to FG qtz-trz of FG anhedral Py vnlts at 20º to 40º of c.a. crossing beds, also at 30º to 40º like lenses and scarce at 80º to 90º of c.a.
		363.85 m Irregular 1.5 to 2 cm wide calcite replaced to FG qtz < FG anhedral Py lens
		369.00 m- 373.15 m Broken core zone 6 irregular 2 to 15 cm wide gouge zones at 369.10 m, 369.65 m, 370.60 m; 371.10 m;
		372.30 m and 373.0 to 373.15 m along bedding, wk to moderate sericite in calcite vnlts walls and in micro fractures, 10% of calcite replaced to qtz < FG anhedral Py vnlts and lens fragments
373.15	393.63	372.30 m 3 to 4cm wide irregular calcite replaced to FG qtz < FG anhedral Py fragments Kuc Caracol Fm 0.1 to 2 cm Wide Silos beds 90%, irregular wavy 0.1 to 0.5 cm wide scarce up to 2 cm wide FG S.S. beds 10%, bedding at 40º to 30º from top to 390 m ; 0º to 20º from 390º to bottom, P-C to wk QSPC alteration, light grey colour rock. Wk sericite in scarce calcite vnlts walls, 2 to 4 per meter hairline to 0.3 cm wide calcite vnlts at 10º to 30º of c.a.
		378.05 m -380.09 m broken core zone, 3 to 12 cm long fragments , sericite in micro-fractures at 0º to 20º of c.a., 4 in the interval 0.1 cm wide calcite-sericite vnlts at 0º to 15º of c.a.
		380.12 m 2 to 3 cm wide gouge zone with moderate to strong sericite in calcite- FG subhedral Py 5% fragments Fault plans at 70º of c.a. along bedding
		384.43 m irregular 2.0 to 2.5 cm wide calcite vnlt at 60º of c.a. crossing beds
		389.60 m – 390.20 m 5 in the interval irregular and folded 0.3 to 0.8 cm wide calcite wkly replaced to FG qtz-FG anhedral to subhedral Py vnlts at 30º and folded up to 70º of c.a. Py 1% to 2%
393.63	394.50	Bedding changing from 20º to 0º at 394 then 10º at bottom, 5 in the interval 0.3 to 2 cm wide irregular calcite in parts with druse texture-FG subhedral to cubic Py and trz of Sph? in VFG red to brass mineral vnlts at 0º to 10º of c.a. and in irregular 6 by 3 cm sub angular nodule or vnlt crossing beds
394.50	404.00	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 95%, wavy and folded 0.1 to 0.3 cm wide FG S.S. beds 5%. Folded bedding from 20º to 0º of c.a. forming small ample folds. P-C to wk QSPC alteration, light grey colour rock, 2 to 3 per meter irregular, folded and broken 0.1 to 0.3 cm wide calcite-FG subhedral Py vnlts at 10º to 20º and at 60º to 85º of c.a.
395.55 m -396.00 m 5 in the interval Irregular and folded hairline to 3 cm wide calcite-FG subhedral Py vnlts at 10º to 40º of c.a.
400.50 m -402.20 m 6 in the interval 0.1 to 0.2 cm wide FG anhedral Py lenses in some S.S. beds also in vnlts at 85º of c.a.
		402.10 m 2 cm wide calcite totally replaced to FG qtz -10% of FG subhedral Py plus Fine to medium size grain cubic Py vnlt at 85º of c.a.
		402.08 m 402.22 m Fault zone planes at 75º to 80º of c.a. 3 irregular 0.1 to 2 cm wide calcite replaced to FG qtz < FG anhedral and cubic Py vnlts at 75º to 85º of c.a.
404.00	411.30	Kuc Caracol Fm Silts 90% to 95% in beds 0.1 to 1 cm wide , irregular and wavy

		0.1 to 0.2 cm wide FG S.S. beds 5% to 10%, micro-folded and broken by slump features bedding changing from 20º to 30º from top to 0º at 406 m, 10º to 30º of c.a. at bottom of the interval, fault brecciation in intervals 15 to 30 cm long at 30º to 50º of c.a. along bedding, Bxed zones formed by 0.2 to 2 cm long sub rounded rock fragments and about 5% of calcite replaced to FG qtz from 404.10 m to 404.25 m; 405.60 m to 405 .80 m; 406.15 m to 406 .35 m and 408.70 m to 408.85 m; 10% to 15% of hairline to 1 cm wide by 0.5 to 2 cm long irregular and folded calcite replaced to FG qtz-FG subhedral to cubic Py vnlts like diss spots, Py 5%
		404.08 m 0.7 to 1.0 cm wide calcite replaced to FG qtz < FG subhedral Py and trz of ss? Vnlt at 40º to 50º of c.a.
		402.55 m 406.40 m 2 to 3 cm wide irregular Fault gouge zones at 30º to 40º of c.a. along bedding with milled FG subhedral to cubic Py-trz of Brown to black Sph and ss and 5% of calcite replaced to FG qtz vnlts fragments at 405.55 m, 406.17 m and 406.33 m
		409.75 m Irregular 2 to 4 cm wide Fault gouge zone at 40º of c.a.
411.30	413.50	Fault Bx zone, sub rounded to sub angular < 0.1 to 3 cm long rock and 5% to 10% of calcite replaced to FG qtz vnlt fragments in about 40% to 50% of milled rock < sericite and FG Py groundmass, also FG subhedral to cubic Py in irregular and broken 0.2 to 2 cm wide vnlts, Fault planes at 40º of c.a. at top and 60º of c.a. at bottom of the interval, Very FG subhedral to cubic Py < FG grey colour ss? and Brown Sph in calcite to FG qtz bands up to 5 cm wide at bottom of the interval, Py 5% to 7% in the interval
413.25	413.50	Irregular Bx vein zone formed by irregular 0.5 to 2 cm wide calcite totally replaced to FG qtz- FG anhedral to subhedral Py vnlts in Bxed and milled rock- sericite and VFG subhedral to cubic Py- VFG grey colour ss? And trz of brown Sph groundmass, 5 cm wide bands formed by up to 40% of FG cubic Py less Grey colour ss and brown Sph at bottom of the interval
413.50	419.79	Silts 90% to 95% consolidated Bx zones at top of the interval with sub rounded to sub angular 0.5 to 2 cm wide by 3 to 8 cm long rock fragments in FG milled rock < sericite groundmass, abundant fractures at 0º to 20º of c.a. and at 70º to 90º of c.a., 2 to 17 cm wide Fault zones. FG subhedral to cubic Py diss in irregular 0.1 to 0.5 cm wide aggregates diss 5%, also in irregular and broken calcite replaced to FG qtz vnlts
		415.03 m – 415.20 m 15 cm wide Fault gouge zone at 60º of c.a., 2% to 4% of Py and trz of calcite
		415.70 m 8 cm wide Fault gouge zone at 70º of c.a. trz of Py
		415.84 m – 416.09 m Irregular 2 to 5 cm wide Fault gouge zone with 5% of calcite replaced to FG qtz-FG subhedral Py at 30º to 40º of c.a.
		416.40 m -417.10 m Highly broken core zone, rock fragments < 3 cm long, 3% of FG subhedral Py, no visible fault planes
		417.35 m and 417 .55 m 2 cm wide Fault gouge zones, no visible fault planes
		418.80 m – 419.55 m F to Medium size grain subhedral to cubic Py 7% in irregular 0.2 to 2 cm wide lenses or vnlts
419.79	425.17	Fault Bx zone most sub angular and few sub rounded 0.1 to 3 cm long and scarce 10 to 15 cm long rock and about 10% to 1% of calcite replaced to FG qtz fragments, in milled rock < calcite-sericite FG Py groundmass Fault planes at 60º at 419.79 m: at 90º at 420.10 m; 60º at 420 .60 m 70º at 420.70 ; 50º at 421.11 m; 30º at 422.30 m; 60º and 70º at 422.81 m; 60º at 423.45 m; 30º to 40º at 424.07 m; 55º at 424.57 m and 85º at bottom with 20% to 30% of calcite

		424.07 m Irregular 1.5 to 3 cm wide Fault Bx Vnlt at 55º of c.a., formed by 20% to 25% of calcite wkly replaced to FG qtz-FG subhedral to cubic Py-FG dark brown to black Sph-trz of ss.
425.17	428.65	Medium size S.S. 90% in beds 5 cm to 1 m wide, irregular 0.5 to 5 cm wide Silts lenses or fragments in S.S. beds, no visible bedding planes wk QSPC alteration, 15% to 20% of irregular folded and broken hairline to 0.3 cm wide calcite replaced to FG qtz vnlts in 10 to 30 cm wide stockwork zones Fine to medium size grain subhedral to cubic Py in calcite to Qtz vnlts, Py 2% to 3% in the interval
428.65	429.10	Faulted Bx zone, planes at 70º at top and 80º at bottom of the interval, 20% to 30% of very thin < 0.1 cm wide broken calcite vnlts in micro-stockwork zones FG subhedral Py in irregular 0.2 to 0.5 cm wide bands 428.83 m 1.0 cm wide calcite-5% of F to medium size grain brown to red Sph and 5% of FG to medium size grain subhedral to cubic Py vnlt at 70º of c.a.
429.10	443.75	Kuc Caracol Fm 0.1 to 0.5 cm wide Silts 85% to 90%, wavy 0.2 to 5 cm wide FG to medium size grain at bottom S.S. beds 15% to 20%, wavy and broken by faulting at sedimentation time beds at 70º to 50º of c.a. from top to 430.5 m; 70º to 85º from 431 m to 434 m and 60º to 80º at bottom, small closed fold, P-C alteration, 15% to 20% of irregular folded and broken hairline to 3 cm wide calcite trz of FG anhedral Py vnlts in stockwork most vnlts as lenses, Py trz to 1% in the interval, 2 to 20 cm wide Fault gouge zones at 429.15 m;430.58 to 430.65 m, 430.80m 431.20 to 431.25 m; 433.55 to 433.65 m, 434.15 m to 434.18 m; 435.15 m:; 436.53 m, 437.70 m, 441.30 m; 441.55 to 441.75 m at 30º of c.a.; 442.64 to 442.83 m at 40º of c.a. at top and 70º at bottom, 443.09 to 443.50 m at 45º of c.a
		443.50 m 1.5 to 2 cm wide calcite –FG to medium size grain subhedral Py 5%, 2% to 3% of FG brown to red Sph and trz of ss? Vnlt at 85º of c.a.
443.75	452.70	Kuc Caracol Fm Silts 60% in beds 0.1 to 2 cm wide, Medium size grain S.S. 40% in beds up to 2 m wide at top of the interval, and lightly wavy 0.2 to 2.5 cm wide FG S.S. beds at bottom, wavy bedding at 75º to 85º of c.a., P-c alteration, wk sericite in calcite vnlts walls and diss in S.S. beds, 6 to 8 per meter irregular 0.1 to 2.5 cm wide calcite < sericite and trz of FG anhedral Py vnlts at 10º to 30º and 60º of c.a., calcite partially replaced to FG qtz in few irregular 0.2 to 2.5 cm wide vnlts at 449 m to 450 m interval FG subhedral Py in very few 0.2 to 0.5 cm wide vnlts at bottom of the interval and also in irregular 0.1 to 0.2 cm wide bands in S.S. beds, Py trz to 1% in the interval
		452.50 m Fault zone at 45º of c.a. moderate sericite
452.70	453.29	Fault Bx zone, 30% to 40% of irregular 0.1 to 2.5 cm wide calcite wkly replaced to FG qtz vnlts fragments, irregular 2.5 cm wide Fault vnlt at 452.75 m with druse texture at 30º of c.a. 452.90 m 2 to 3 cm wide Fault gouge zone at 60º of c.a.
453.05 m 1 to 1.5 cm wide calcite-F to medium size grain subhedral to cubic Py- trz of brown Sph vnlt at 80º of c.a.
		453.16 m 2.5 cm wide calcite-F to medium size grain subhedral to cubic Py < brown to red Sph trz of ss vnlt at 85º of c.a.
453.29	457.81	Very irregular and folded beds F to medium size grain S.S. beds 70%, 0.2 to 1 cm wide wavy and folded Silts beds 30% mainly at top of the interval, irregular bedding changing from 85º at top to 0º to 10º in the middle and 40º at bottom of the interval, 20% to 30% of irregular and micro-folded hairline to 2.5 cm wide calcite vnlts in stockwork
		456.00 m irregular 0.5 to 1.5 cm wide calcite-FG anhedral Py vnlt at 80º of c.a.

457.81	467.25	Kuc Caracol Fm 0.1 to 3 cm wide Silts beds 70%, wavy 0.5 to 5 cm wide and FG at top changing to medium size grain 5 to 50 cm wide S.S. beds 30%, bedding at 30º to 50º of c.a.; P-C to wk QSPC alteration, wk to moderate sericite in calcite vnlts walls, 3 to 5 per meter irregular 0.1 to 2 cm wide calcite< sericite few with FG subhedral Py vnlts at 10º to 30º of c.a.
		459.40 m -459.90 m 2 in the interval 2.5 to 4 cm wide calcite with sub angular rock fragments and FG subhedral Py lenses
467.25	468.00	Faulted zone, 5 to 20 cm wide Bx zones with irregular 1 to 3 cm wide calcite moderately replaced to FG qtz vnlts fragments, fault planes at 75º to 85º of c.a.
468.00	475.55	Kuc Caracol Fm 3 meter wide zones of irregular 0.1 to 1 cm wide Silts 70% to 80% from top of the interval to 471.70 m, Irregular folded F to medium size grain S.S. in beds 10 cm to 30 cm wide 60% and 0.5 to 3 cm wide Irregular Silts beds and fragments 40%, from 471.70 m to 474.45 m, displaced by faulting at times of deposition wavy bedding at 20º to 50º of c.a., few Silts fragments? At 75º to 90º of c.a., P-C to wk QSPC alteration, wk sericite in calcite vnlts walls in S.S. beds, moderately broken core zones mainly in Silts intervals
		2 fault zones at 40º of c.a. one at 469.75 m located in wall of a 5 cm wide brecciaed now consolidated at 40º of c.a. and at 475.20 m at 30º of c.a. Wide apart stockwork zones of irregular folded and broken 0.1 to 1 cm wide calcite partially replaced to FG qtz-FG subhedral Py very scarce trz of ss in scarce vnlts.
475.55	476.80	Fault zone broken core fragments usually 0.5 to 3 cm long, just few 4 and 12 cm long, most fragments of Medium size grain S.S., moderate sericite in groundmass, FG to medium size grain subhedral to cubic Py 2% to 3% trz of ss in the lower wall fault plane at 60º of c.a.
476.80	486.40	Inter-bedded 1 to 3 cm wide F to medium size grain S.S. beds 100% with 0.5 m to 2 m wide zones of thin bedded 0.1 to 2 cm wide Silts beds 80% and 0.1 to 3 cm wide FG S.S. beds 20’%, bedding at 20º to 30º of c.a., P-C to wk QSPC alteration, 1 to 2 per meter 0.2 to 1.5 cm wide calcite-2% to 3% of FG subhedral Py vnlts at 45º to 70º of c.a., less than 1 per meter irregular 0.2 to 1 cm wide calcite replaced to FG qtz < 1% of FG subhedral Py and trz of ss? Vnlts at 20º to 40º of c.a. preferably on Silts intervals, 6 to 8 per meter 0.1 to 2 cm wide calcite replaced to FG qtz < sericite –FG subhedral to cubic Py and trz of minute needles of stibnite? Vnlts at 40º to 50º of c.a.; some irregular 10 cm to 40 cm wide intervals with 0.1 to 0.5 cm wide calcite trz of FG anhedral Py in walls vnlts at 30º to 40º of c.a. in S.S. intervals
486.40	489.45	Irregular bedded 0.1 to 5 cm wide Silts beds 70% -wavy medium size grain S.S. in beds 0.2 to 25 cm wide 30%, bedding at 50º to 70º of c.a., P-C alteration, stockwork of 0.1 to 0.5 cm wide calcite vnlts 489.0 m 1 cm wide Fault gouge zone at 50º of c.a.
		489.27 m 2 to 3 cm wide Fault vein zone. 20% to 30% of sub angular 0.5 to 0.8 cm long calcite replaced to FG qtz fragments- trz of FG subhedral Py and trz of black Sph
489.45	517.25	Medium size grain S.S. in massive beds, no bedding planes except one 2 cm wide Silts bed at 515 m at 20º of c.a., P-C to wk QSPC alteration from top to 493.0 m, moderate sericite diss and in some calcite vnlts walls, P-C alteration from 493 m to the bottom of the interval, 3 to 4 per meter usually from hairline to 0.2 cm wide calcite vnlts most at 45º to 60º of c.a. few at 0º to 20º of c.a. trz of FG anhedral Py diss in few calcite vnlts walls
		501.40 m -502.90 m 10 to 12 per meter irregular hairline to 5 cm wide calcite-trz of FG anhedral Py vnlts most at 60º to 80º of c.a. scarce at 40º of c.a. crossing the 60º set; 2% of 0.1 to 0.2 cm wide FG anhedral to subhedral Py vnlts at 40º to 60º of c.a.
510.70 m -516.70 m 0.5 to 1% of irregular hairline FG anhedral Py vnlts at 50º to 70º of c.a.
514.30 m – 515.40 m 20 in the interval irregular 0.2 to 1.5 cm wide calcite in parts moderately replaced to FG qtz –trz of FG anhedral Py vnlts in wide apart stockwork, 2% to 3% of Py-trz of black Sph in few vnlts replaced to FG qtz at 80º to 90º of c.a. in a 5 cm wide zone at bottom of the interval.
		516.70 m -517.25 m 3 in the interval 0.2 to 1.2 cm wide calcite vnlts at 0º to 10º and at 75º of c.a.
517.25	525.50	Medium size grain S.S. 100% in massive beds, no visible bedding planes, P-C to wk QSPC alteration, moderate sericite in calcite vnlts walls, 6 to 8 per meter irregular 0.2 to 0.5 cm wide calcite vnlts at 20º to 40º and 60º to 75 ºof c.a., less than 1 per meter < 0.1 cm wide FG anhedral Py vnlts at 50º to 60º of c.a. 517.80 m -518.60 m Stockwork zones of irregular 0.2 to 1.5 cm wide calcite < 1% of FG anhedral Py vnlts with a 2 cm wide FG to medium size grain subhedral to cubic Py and less than 10% of calcite replaced to FG qtz vnlt at 40º of c.a. 520.17 m – 521.27 m wide apart stockwork zone of irregular 0.1 to 5 cm wide calcite partially replaced to FG qtz vnlts few with < 0.5 cm wide FG subhedral Py bands – Py 1% to 2% in the interval
		520.37 m 5 cm wide vnlt formed by 70% of calcite partially replaced to FG qtz, 5% to 7% of FG subhedral Py in 0.5 cm wide bands in walls and < 1% of Py diss –trz of black Sph and ss vnlt at 50º of c.a.
525.50	528.95	Wavy 0.1 to 5 cm wide Silts beds 40%, medium size grain S.S. in beds 0.5 to 15 cm wide 60%, very irregular and folded Silts beds deposited on unstable basin, consolidated old faulted zones, wavy bedding at 40º of c.a. Faulting at 40º of c.a. 40 cm to 50 cm long intervals of 0.1 to 0.5 cm wide calcite partially replaced to FG qtz vnlts in stockwork in S.S. beds 527.40 m -527.75 m 12 to 15 cm wide Fault vein zone formed by a 4 to 6 cm wide calcite vnlt in the bottom and 6 cm wide Fault Bx at the top formed by 10% of calcite , 2% to 3% of FG subhedral Py in milled rock groundmass at 40º of c.a. along bedding
		525.55 m 3 cm wide 80% of calcite- < 0.2 cm wide rock lenses, 5% of FG subhedral Py in irregular bands in walls and less than 1% of brown to black Sph vnlt at 40º of c.a.
528.95	534.90	Medium to coarse grain size S.S. in beds up to 2 m wide 80% to 90% , irregular 2 to 10 cm long lenses or sub rounded fragments in the S.S. beds, bedding at 20º of c.a., P-C to wk QSPC alteration, 2 to 3 per meter 0.2 to 3 cm wide calcite trz of FG subhedral Py vnlts at 30º to 60º and few at 85º to 90º of c.a.
534.90	536.45	Fault at 535.85 m at 30º along bedding, wide apart stockwork zone with irregular 0.1 to 2 cm wide calcite-trz of FG subhedral Py vnlts, wk to moderate sericite in vnlts
536.45		Reduction to NQ core diameter
536.45	548.30	Medium size grain S.S. 90% in massive beds, 0.1 to 1 0 cm wide light grey colour Silts 10% in 2.5 m at bottom of the interval, 2 to 6 cm long irregular Silts fragments in S.S. beds in the upper 60 cm of the interval, bedding at 40º of c.a., P-c to wk QSPC alteration moderate sericite in calcite vnlts and diss in S.S. beds, 3 to 5 per meter irregular hairline to 0.4 cm wide calcite< sericite trz of FG anhedral Py vnlts at 10º to 30º of c.a. few at 60º to 70º of c.a.
548.30	554.10	0.1 to 2 cm wide Silts beds 50%, fine to medium size grain S.S. in beds 5 to 80 cm wide, bedding at 30º to 40º of c.a., P-C alteration, 2 to 5 cm wide old now consolidated Bx zones along bedding and re-moved by post faulting, micro and broken calcite –FG anhedral Py vnlts aligned parallel to the old faulting, also irregular 0.2 to 1 cm wide calcite vnlts in stockwork zones in 2 to 15 cm wide zones between Faulted zones and in some S.S. beds Faults at 548.64 m; 549.38 m; 549.60 m with 3% to 4% of FG brown stained anhedral Py in 0.2 to 0.5 cm long aggregates; 551 m; 552.05 m and 553.20 m to 553.40 m with a 8 cm wide gouge zone and a 2 cm wide Calcite-Py < Sph vnlt at bottom
		553.30 m 2.0 to 2.5 cm wide calcite-FG anhedral to subhedral Py and 2% of dark brown to red Sph vnlt at 30º of c.a. below an 8 cm wide fault gouge zone and above an irregular 5 cm wide brecciaed rock with scarce calcite zone, these structures looks aligned along bedding.
554.10	578.00	0.1 to 3 cm wide Silts beds 75%, medium to fine size grain S.S. in beds 2 to 15 cm wide 25%, cross-bedding, wave and slump features, bedding at 50º to 30º at top, then 10º to 0º from 569 to the bottom of the interval, P-c alteration, wk sericite in few calcite vnlts, 2 to 3 per meter irregular 0.1 to 0.5 cm wide, scarce up to 1.5 cm wide calcite wkly and locally replaced to FG qtz some calcite altered to sericite and < 1% FG medium size grain subhedral Py vnlts at 10º to 30º crossing beds and few like lenses, druse textures in few vnlts, Py trz to 1% in the interval 577.95 m 5 cm wide Fault gouge zone at 50º of c.a. 3% to 5% of calcite replaced to FG qtz vnlts 0.5 to 1 cm long fragments in milled rock trz of calcite to qtz groundmass at 45º of c.a.
578.21	588.00	Kuc Caracol Fm 0.2 to 2 cm wide dark grey colour Silts 90% Fine grain size S.S. 10% in the 5 meters at bottom of the interval, bedding at 20º to 10º at 580 m and then 30º at bottom, P-C to wk QSPC alteration, moderate sericite in calcite vnlts walls, 5 to 6 per meter 0.1 to 1 cm wide calcite < sericite and trz to 1% of Fg anhedral Py vnlts at 10º to 40º of c.a. 583.40 m -586.00 m 0.1 to 0.5 cm wide calcite vnlts in stockwork
		385.10 m 6 cm wide calcite FG subhedral Py 10%, and 2% to 3% of brown Sph vnlt at 40º of c.a.
588.00	599.00	Fine grain to medium size grain S.S. 99% in massive beds only dark grey Silts beds from 588.40 m to 588.80 m, bedding at 20º to 30º of c.a. wk QSPC alteration, 4 to 5 per meter 0.1 to 1 cm wide calcite – moderate sericite-trz to 5% of FG subhedral to cubic Py vnlts at 10º to 40º and few at 70º of c.a. FG anhedral Py diss 1%
599.00	610.0	Inter-bedded 2 to 3 m wide zones of FG S.S. beds 100% with 0.2 to 3 cm wide Silts beds 60% and FG S:S. beds 40%, bedding at 20º to 30º of c.a. Wk QSPC alteration, 7 to 8 per meter 0.1 to 0.5 cm wide calcite- FG anhedral Py from 1% to 10%, about 5% of 0.2 cm wide FG anhedral Py lenses, also FG anhedral Py in 0.3 to 0.5 cm wide aggregates diss Py total 7% to 8%.
603.45 m 3 cm wide calcite wkly replaced to FG qtz –FG subhedral Py 5% and trz of brown Sph vnlt at 30º of c.a.
606.90 m 2 cm wide calcite-FG subhedral Py and trz of brown Sph vnlt at 20º of c.a.
		607.80 m 1 cm wide calcite partially replaced to FG qtz- FG subhedral Py 5% and trz of brown Sph vnlt at 30º
610.00	620.10	Kuc Caracol Fm, 0.2 to 2 cm wide Silts beds 60%, 0.1 to 1 cm wide FG S.S. beds 40%, wavy bedding at 30º of c.a., P-C alteration wkly fractured zone 1 to 2 fractures per meter, 2 per meter 0.2 to 0.5 cm wide scarce up to 2 cm wide calcite-FG anhedral Py from 1% to 10% vnlts at 10º to 40º of c.a. few at 60º to

		70º of c.a. 2 to 3 per meter 0.1 to 0.3 cm wide FG anhedral Py lenses, few 0.1 to 0.2 cm wide FG anhedral Py vnlts at 60º to 70º of c.a. Py 5% in the interval 617.40 m 1 cm wide fault gouge zone at 40º of c.a.
620.10	630.00	Silts 90% in beds 0.2 to 2 cm wide, inter-bedded with FG light grey colour S.S. beds 10%, wavy bedding at 30º of c.a. wk QSPC alteration, 6 to 7 per meter 0.1 to 1 cm wide few 2 to 3 cm wide calcite –trz to 2% of FG subhedral Py vnlts at 10º to 30º and 70º to 80º of c.a. ; 627.0 m – 627.30 m 7 in the interval 0.1 to 0.5 cm wide calcite totally replaced to FG qtz- trz of FG subhedral Py vnlts at 50º of c.a.
		621.0 m 2 cm wide calcite -5% of FG subhedral Py and trz of brown Sph vnlt at 60º of c.a.
630.00	639.90	Kuc Caracol Fm, Fine to medium size grain light grey colour S.S. beds 100%, Bedding at 80º of c.a. Wk QSPC alteration, 5 to 6 per meter 0.2 to 0.5 cm wide, few 3 to 4 cm wide calcite-moderate sericite in walls-FG anhedral Py trz to 2% vnlts at 10º to 30º and less at 70º to 80º of c.a. 638.60 m – 639.90 m 8 in the interval 1 to 3 cm wide fault gouge zones at 40º to 70º of c.a.
639.90	651.36	Inter-bedded 2 to 5 m wide intervals of Silts 80% in beds 0.2 to 5 cm wide-0.1 to 1 cm wide FG S.S. beds 20% with intervals of FG to medium size grain 0.8 to 40 cm wide S,.S. beds 100%, bedding at 25º to 40º of c.a. P-C to wk QSPC alteration, 8 to 10 per meter hairline to 1 cm wide few 2 to 4 cm wide calcite locally wkly replaced to FG qtz – trz to 3% of FG subhedral Py vnlts at 10º to 30º the thinner vnlts and at 50º to 60º of c.a. the wider vnlts. 646.54 m -651.36 m 0.1 to 1 cm long sub rounded FG anhedral Py aggregates diss. 1% to 2%
		644.57 m 1 to 1.5 cm wide calcite partially replaced to FG qtz 2% of FG subhedral to cubic Py and 1% of brown to black Sph lens at 25º to 30º of c.a. 646.49 m- 646.54 m 5 cm wide Fault gouge zone at 65º of c.a.
651.36	657.45	Kuc Caracol Fm 0.1 to 1 cm wide Silts 99%, very scarce 0.1 to 0.3 cm wide FG S.S. beds 1%, wavy bedding changing from 40º to 60º at 652-653 m, and from 40º to 0º at bottom of the interval, P-C alteration, 651.36 m – 654.10 m 2 to 3 per meter 0.4 to 2 cm wide calcite partially replaced TO FG qtz < FG subhedral Py vnlts at 30º to 40º and few at 65º to 85 ºof c.a., 6 to 8 per meter hairline to 0.2 cm wide calcite 1% to 2% FG anhedral Py vnlts at 300 and 60º to 75º of c.a., irregular 0.1 to 0.3 cm wide FG anhedral Py aggregates diss 2% to 3% 654.10 m – 657.45 m 3 to 4 per meter hairline to 0.5 cm wide calcite vnlts at 20º to 30º and 60º to 75º of c.a., 2 in the interval 0.3 to 0.5 cm wide calcite wkly replaced to FG qtz, 2% to 3% FG subhedral Py vnlts at 60º to 75 ºof c.a.
657.45	671.30	Silts in irregular 0.1 to 1 cm wide beds 98%, FG irregular 0.1 to 0.5 cm wide S.S. lenses 2%, wavy bedding deposited on unstable basin at 0º of c.a. at top changing to 60º -70º from 661 to 668 m and 40º at bottom of the interval, P-C to wk QSPC alteration moderate sericite in calcite vnlts walls and in micro- fractures, 2 to 3 per meter hairline to 0.2 cm wide calcite-sericite vnlts at 10º to 30º and at 70º to 85º of c.a. except in the stockwork zones described below: Trz to 1% of FG anhedral Py in 0.2 to 0.3 cm long Py clouds diss in some FG S.S. lenses at bottom of the interval 658.70 m – 664.0 wide apart stockwork zone formed by irregular hairline to 1 cm wide calcite some with druse texture, moderate sericite and trz to 1% of FG anhedral Py vnlts, moderately fractured zone with 3 to 5 fractures per meter most at 10º to 30º and few at 75º to 90º of c.a. 1 to 2 cm wide Fault gouge zones at 60º to 75º of c.a. in 661.50 m; 661.83 m and 663.25 m
666.10 m -671.30 m 6 in the interval irregular 2 to 4 cm wide pebble dikes and Bx zones formed by 0.1 to 1 cm long sub angular to sub rounded Silts fragments in calcite groundmass, dikes at 10º to 30º of c.a.
		669.55 m 10 cm wide Fault vein zone at 45º of c.a. formed by calcite and 2% to 3% of FG anhedral Py at bottom of the interval and 0.5 cm wide fault gouge zone at top
671.30	673.35	Old brecciaed by sedimentary process now consolidated zones of 95% of Silts beds, wavy and faulted 0.1 to 0.5 cm wide FG S.S. beds 5%, irregular bedding at 50º to 60º of c.a.
		627.75 m 7 cm wide Fault gouge zone at 60º to 75º of c.a., irregular 0.2 to 3 cm wide druse calcite-moderate sericite in vnlts walls, trz to 1% of FG anhedral Py
673.35	677.30	Silts 95% in beds 0.1 to 1 cm wide, irregular wavy 0.1 to 0.5 cm wide FG S.S. beds 5%, wavy bedding at 50º to 60º of c.a., P-C alteration 1 to 2 per meter irregular hairline to 0.3 cm wide calcite wk sericite trz to 2% of FG anhedral to subhedral Py vnlts at 20º to 30º and 60º to 75º of c.a.
677.30	678.79	Fault zone black colour 10 to 80 cm wide gouge zones at 60º to 85º of c.a. formed by 0.1 to 1 cm long Silts fragments and < 1% of FG qtz fragments in black milled rock as groundmass
678.79	678.86	7 cm wide calcite almost totally replaced to FG qtz, 10% to 15% of FG to medium size grain subhedral to cubic Py and less than 1% of brown to black Sph vnlt at 75º of c.a.
678.86	679.35	25 cm wide zone of black Silts wkly brecciaed-3% to 5% of 0.1 to 0.2 cm wide FG subhedral Py vnlts at 60º to 75º of c.a. and in 0.3 to 0.5 cm long FG anhedral Py aggregates diss at top of the interval
		24 cm wide Fault gouge Bx zone 2% to 3% of calcite to FG qtz 0.2 to 0.5 cm long fragments and abundant milled rock < sericite as groundmass
679.35	679.46	11 cm wide Fault Bx vein zone formed by 70% to 80% of calcite almost totally replaced to FG qtz 10% of milled rock fragments, 5% to 10% of FG to medium size grain subhedral to cubic Py and 1% of brown to black Sph From 678.79 m to 679.46 m possible Dolores vein
679.46	686.90	Kuc Caracol Fm Silts 98% in no defined massive beds, irregular 0.1 to 0.2 cm wide FG S.S. lenses 2%, bedding changing fro 10 of c.a. at top to 50º at bottom, P-C alteration, 2 per meter hairline to 1.5 cm wide calcite vnlts at 10º to 40º of c.a.
686.90	689.10	Broken core zone fragments < 5 cm long 4 gouge zones in the interval at 687.20 m 8 cm wide at 60º of c.a. along bedding: 687.50 m 5 cm wide Bx with of 0.1 cm wide calcite vnlts as groundmass at 40º of c.a.; 688.05 m 2 cm wide at 75º of c.a.; 689.05 m 1.5 cm wide at 20º of c.a. moderate sericite, 5% to 10& of irregular calcite-sericite vnlts in stockwork, 3 cm wide pebble dike zones at 70º of c.a.
689.10	700.13	Kuc Caracol Fm Silts 95% in beds 0.1 to 5 cm wide, wavy irregular 0.1 to 0.5 cm wide FG S.S. lenses and beds 5%, wavy bedding changing from 10º to 40º of c.a., P-c alteration, 2 to 3 per meter irregular hairline to 0.5 cm wide calcite < 1% of FG subhedral Py vnlts at 20º to 40º of c.a. 693.30 m – 693.40 m 7 in the interval irregular 0.5 to 1.5 cm wide calcite-1% to 2% of FG subhedral Py vnlts at 40º and 80º of c.a.
700.13	704.45	Silts 90% in irregular and wavy 0.1 to 2 cm wide beds, FG 0.1 to 1 cm wide S.S. lenses and beds 10%, wavy bedding deposition on unstable basin, bedding at 40º of c.a. at top, then 50º to 60º at bottom, P-C alteration, 6 to 8 per meter irregular 0.2 to 1 cm wide calcite –trz to 2% FG anhedral Py vnlts at 30º and 70º

		of c.a. and in 2 to 5 cm wide pebble dike zones at 20º to 40º of c.a. 702.25 m – 704.45 m 10 in the interval irregular 0.1 to 2.5 cm wide calcite replaced to FG qtz < 1% FG subhedral Py vnlts at 30º to 45º and 70º to 85º of c.a., 0.1 to 0.2 cm wide FG anhedral Py lenses or aggregates in some S.S. beds Py 1% to 2% in the interval
704.45	710.44	Silts 95% scarce irregular and wavy 0.2 to 0.8 cm wide FG S.S. lenses 5%, bedding at 40º to 50º of c.a. and 10º to 20º at bottom of the interval, P-C alteration, 1 to 2 per meter irregular 0.3 to 0.5 cm wide calcite-trz of FG anhedral Py vnlts at 70º and few at 45º to 50º of c.a.; 1% of FG anhedral Py in 0.1 to 0.3 cm long aggregates or clouds diss in scarce S.S. lenses, Py trz in the interval
710.44	713.78	Silts 98% wavy 0.1 to 0.2 cm wide FG S.S. lenses and beds 2%, wavy bedding at 10º to 20º of c.a., P-C alteration, 5 cm wide at 711.20 m and 20 cm wide at 711.30 m old Bx fault zones with 60% to 80% of 0.1 to 2 cm long rock fragments in calcite wkly replaced to FG qtz , 1% to 2% FG anhedral Py groundmass at 60º to 75º of c.a., 2 to 3 per meter 0.2 to 2 cm wide calcite wkly to moderately replaced to FG qtz < FG subhedral Py vnlts at 40º to 50º of c.a., 2% of irregular 0.1 to 0.2 cm wide FG anhedral Py lenses at bottom of the interval
		710.45 m 2.0 to 2.5 cm wide calcite replaced to FG qtz-5% to 7% FG to medium size grain subhedral Py, 2% to 3% of VFG anhedral Py and trz of black ss? Vnlt at 70º of c.a.
713.78	715.10	Stockwork zone of irregular 0.1 to 0.5 cm wide calcite wkly replaced to Fg qtz- trz of FG anhedral to subhedral Py vnlts 714.0 m Fault at 80º of c.a.
715.10	723.23	Kuc Caracol Fm Silts 90% in irregular 0.1 to 1 cm wide beds, 0.1 to 1.5 cm wide sub rounded FG S.,S. lenses and wavy beds 10%, bedding from 60º at top to 85º at bottom, P-C alteration, 1 per meter hairline to 0.3 cm wide calcite trz to 1% Fg subhedral Py vnlts at 75º to 90º of c.a.
723.23	730.00	Irregular and wavy Silts 95% in beds 0.1 to 1 cm wide, 0.2 to 0.4 cm wide irregular FG S.S. beds 5%, deposition on unstable basin bedding at 60º of c.a., 2 to 3 per meter 0.1 to 0.5 cm wide calcite changing from wkly to moderately replaced to FG qtz to the bottom-trz to 2% of Fg subhedral Py vnlts at 45º to 60º of c.a., trz at top to 1% at bottom of irregular 0.1 to 0.2 cm wide FG anhedral Py lenses in some S.S. beds
730.00	731.00	2 in the interval 2.5 cm and 4 cm wide calcite totally replaced to FG qtz-trz of black Sph vnlts at 30º and 45º of c.a. at 730.10 m and 730.40 m 730.51 m-730.61 m 10 cm wide stockwork zone of 0.1 to 0.5 cm wide calcite totally replaced to FG qtz vnlts
731.00	733.80	Bedding changing from 10º at top to 80º of c.a. at bottom fold zone, 5 in the interval irregular 0.5 to 3 cm wide calcite replaced to FG qtz some with sub angular 0.1 to 1 cm long rock fragments forming thin Bx zones at 70º to 85º of c.a., also scarce 0.3 cm wide calcite replaced to FG qtz-FG subhedral Py lenses at 0º to 10º at 732.0 m to 732.60 m
733.80	752.38	Kuc Caracol Fm 0.1 to 0.5 cm wide Silts beds 90% to 95%, lightly wavy 0.1 to 1 cm wide FG S.S. beds and lenses 5% to 10%, bedding at 75º to 85º of c.a., P-C alteration, 1 to 2 per meter irregular 0.1 to 3 cm wide calcite replaced to FG qtz lenses and scarce < 1 every 2 meter vnlts at 10º to 30º of c.a., FG anhedral Py in 0.1 to 0.3 cm wide lenses and 1% of 0.2 cm long clouds in S.S. beds Py 1% to 2% 2 to 3 fractures along bedding per meter
		742.83 m Irregular 0.5 cm wide Fault vnlt of calcite replaced to FG qtz trz of black Sph at 60º of c.a.

751.70 m 1 cm wide calcite replaced to FG qtz trz of black Sph vnlt at 40º of c.a.
752.38	754.10	Silts 95% FG S:S. beds 5%, bedding at 85º to 90º of c.a., 4 to 6 per meter irregular hairline to 0.3 cm wide calcite replaced to FG qtz 10% of FG subhedral Py vnlts at 10º to 30º and few at 80º to 90º of c.a. as lenses 752.35 m 4 cm wide calcite replaced to FG qtz with 0.5 to 0.8 cm wide FG to medium size grain subhedral to cubic Py fault veinlet at 60 60º of c.a.
754.18	764.30	50 cm to 80 cm wide intervals of thin bedded Silts 80% and S.S. 20% among 1.2 to 2 m wide intervals of only FG to medium size grain S.S. beds, average in the interval Silts 40% S.S. 60%, bedding at 80º to 90º of c.a., wk QSPC alteration, 6 to 8 per meter irregular 0.1 to 1 cm wide calcite wkly to moderately replaced to FG qtz < sericite-FG to medium size grain subhedral Py vnlts, few of them up to 10 cm wide with trz of brown to black Sph diss at 75º to 90º of c.a. and scarce at 10º to 30º of c.a., 3 to 4 per meter 0.1 to 0.2 cm wide FG anhedral Py lenses or vnlts at 80º to 90º of c.a., 10 cm to 20 cm wide Stockwork of hairline to 0.3 cm wide calcite to qtz vnlts in some S.S. intervals
755.55 m 5 to 6 cm wide Fault gouge zone with milled rock-FG subhedral Py-trz of Sph zone at 85º of c.a.
756.00 m – 756.10 m 10 cm wide calcite moderately replaced to FG qtz 3% of Fine to medium size grain subhedral to cubic Py and 1% of brown to black Sph vnlt at 80º of c.a.
756.65 m 2.5 to 3 cm wide calcite wkly replaced to FG qtz-5% of FG to medium size grain subhedral to cubic Py and 1% of brown and black Sph vnlt at 75º to 85º of c.a.
757.0 m 757.60 m 2 in the interval 0.7 and 1 cm wide calcite moderately replaced to FG qtz trz to 1% of FG subhedral Py and trz of brown Sph vnlts at 20º of c.a. 761.17 m 1 cm wide Fault gouge zone at 85º of c.a. 761.70 m 764.13 m Moderately fractured zone 7 in the interval 2 to 30 cm wide fault gouge zones at 85º to 90º of c.a., some with 5% to 10% of FG to medium size grain subhedral Py and trz of black and brown Sph
762.20 m 762.27 m 7 cm wide Fault gouge zone 5% of Fine to medium size grain subhedral to cubic Py trz of black Sph at 85º of c.a.
763.54 m – 763.70 m 2 vnlts 3 cm and 5 cm wide calcite wkly replaced to FG qtz 2% of FG subhedral Py and < 1% of brown and black Sph vnlts at 80º and 85º of c.a.
764.00 m – 764.30 m 30 cm wide Fault gouge zone at 60º of c.a. with a 7 cm wide interval with 10% to 15% of FG to medium size grain subhedral Py and trz of black Sph
764.30	775.93	Silts 90% to 95% wavy and micro faulted in zigzag texture 0.2 to 0.5 cm wide FG S.S. beds and lenses 5% to 10%, bedding from 30º at top to 20º at 765.50 m then 45º to 65º at 770 m and 85º to 90º of c.a. at bottom of the interval, P-C to wk QSPC alteration scarce 1 to 2 per meter hairline to 0.3 cm wide calcite locally wk to moderately replaced to FG qtz- trz of FG subhedral Py vnlts at 10º to 30º and at 60º to 85º of c.a.
765.95 m -767.00 m Fault zone broken core, FG anhedral to subhedral Py 5% to 7% in irregular 0.1 to 0.2 cm wide lenses and clouds diss in S.S. beds- 3% of calcite replaced to FG qtz vnlts at 10º to30º of c.a., 2 to 5 cm wide gouge zones with 5% to 10% of calcite replaced to FG qtz < FG subhedral Py ands < 1% of black Sph at 85º of c.a.
764.44 m 2 cm wide massive medium size grain subhedral Py, 3% to 5% of black and less brown Sph vnlt at 60º of c.a.

775.93	787.30	Fractured zone broken core fragments 1 to 10 cm long few 15 to 20 cm long, thin bedded Silts 60%, F to medium size grain S.S. 40% in beds 3 to 20 cm wide, bedding at 85º to 90º of c.a., P-C to wk QSPC alteration, 25 in the interval Fault Bx zones 2 to 64 cm wide the wider from 781.23 m to 781.87 m with 15% to 20% of 0.1 to 1 cm wide calcite partially replaced to FG qtz –FG anhedral to subhedral Py trz of black Sph vnlts fragments resembling a stockwork zone, 20% to 25% of irregular 0.2 to 5 cm wide calcite moderately to totally replaced to FG qtz < sericite 1% to 2% of FG subhedral Py and trz of black and less brown Sph vnlts in 30 cm to 1 m wide apart stockwork zones from top to 784.70 m
		775.93 m -777 65 m 1 to 8 cm wide calcite totally replaced to FG qtz trz to 1% of FG subhedral Py and trz to 1% of black < brown Sph vnlts in stockwork
787.30	791.00	20 cm to 1.5 m wide zones of thin bedded Silts 90% and wavy 0.1 to 2 cm wide FG S.S. beds 10% among 25 cm to 1 m wide intervals of only FG to medium size grain S.S., bedding at 70º of c.a., P-C to wk QSPC alteration 5 in the interval 15 cm to 80 cm wide stockwork zones formed by irregular 0.1 to 4 cm wide calcite wkly replaced to FG qtz vnlts, 5 to 10 cm wide vnlts zones with trz of black Sph from 787.70 m – 787.80’ m; from 790.40 m to 790.45 m and from 790.74 m to 790.84 m
791.00	795.70	Kuc Caracol Fm S.S. beds 1 to 5 cm wide 60% to 70% thin bedded 0.1 to 2 cm wide Silts 30% to 40%, wavy bedding at 85º to 90º of c.a. P-C alteration 10 in the interval irregular 0.3 to 3 cm wide calcite vnlts at 20º to 40º of c.a.
785.70	801.45	Silts 85% to 90% in beds 0.1 to 1.5 cm wide, wavy 0.1 to 5 cm wide FG and some medium size grain S.S. beds 10% to 15%, wavy bedding at 80º to 85º of c.a., P-C alteration moderately broken core zone, 9 in the interval 1 to 5 cm wide Fault gouge zones at 20º ,60º and most at 85º of c.a. along bedding, 10% to 15% of irregular 0.1 to 1 cm wide calcite 3% to 5% of the vnlts moderately replaced to FG qtz at 10º to 40º and like lenses at 85º of c.a.
901.45	813.00	0.1 to 1 cm wide Silts beds 85% to 90% wavy 0.1 to 2 cm wide just one 20 cm wide FG the thinner and medium size grain the wider S.S. beds 10% to 15%, bedding at 85º at top changing to 0º at 807.15 m centre of a fold, and 65º to 75º at bottom, P-C alteration, trz of FG anhedral Py in 0.1 to 0.2 cm long clouds in some S.S. beds trz of FG subhedral Py in very scarce calcite vnlts, 1 per meter hairline to 0.4 cm wide calcite< 1% of FG subhedral Py vnlts at 10º to 30º and most like lenses
813.00	818.20	Medium size grain S.S. 85% in beds 20 cm to 1.5 m wide, 0.5 to 2 cm wide Silts beds 15%, bedding at 60º to 70º of c.a. at top to 40º at bottom, P-C to wk QSPC alteration, 6 to 8 per meter 0.2 to 1 cm wide calcite partially replaced to FG qtz 2% to 5% of FG to medium size grain Py, 2% to 5% of black and less brown Sph trz of ss? vnlts at 45º to 65º of c.a. and like lenses
		816.60 m -818.20 m wide apart stockwork of 0.1 to 0.5 cm wide calcite wkly replaced to FG qtz trz to 1% of FG subhedral Py and 1% to 2% of black and less brown Sph vnlts
818.20	824.70	FG to medium size grain S.S. in beds 5 to 60 cm wide 80%, thin bedded 0.1 to 1 cm wide Silts beds 20% in 1 to 10 cm wide intervals, bedding at 40º at top changing gradually to 85º to 90º at 812.50 m then 70º at the bottom of the interval, P-C to wk QSPC alteration, 8 to 12 per meter irregular hairline to 2 cm wide calcite very few with wk replacement to FG qtz < 1% of FG anhedral to subhedral Py –AsPy and trz of black Sph and ss? Vnlts at 10º to 30º and like lenses at 60º to 75º of c.a.
824.70	833.00	Medium size grain S.S. in beds 40 cm to 1.2 m wide 90% few 5 to 30 cm wide Silts intervals 10% of 0.1 to 1 cm wide Silts 80% and 0.2 to 2 cm wide FG S.S.

		beds 20%, wavy and irregular bedding at 50º to 75º of c.a., P-C to wk QSPC alteration wk sericite in vnlts walls, 10 to 12 per meter 0.1 to 1 cm wide calcite moderately replaced to FG qtz with small voids- trz of FG subhedral Py vnlts. 10 cm wide apart stockwork zones 831.0 m -831.19 m Fault vein zone with irregular 0.2 to 1 cm wide folded calcite replaced to FG qtz bands at 50º of c.a., Fault planes at 50º and 60º of c.a.
833,00	833.60	S.S. 80% irregular Silts beds 20%, fractured and Bxed zone with 30% of calcite partially replaced to FG qtz in irregular vnlts in stockwork
833.60	840.00	Thin bedded 0.1 to 1 cm wide Silts beds 85%, 0.2 to 10 cm wide FG S.S beds 15%, bedding from 65 to 30º at 836-837 m then 50º at bottom, moderately fractured zone 10 to 20 fractures along bedding per meter, 3 cm wide Fault gouge zone at 837.13 m along bedding, 5 cm wide Fault gouge zone at 833.50 m along bedding, P.-C to wk QSPC alteration, 6 to 8 per meter 0.1 to 0.3 cm wide calcite moderately to totally replaced to FG qtz-2% to 4% of FG anhedral to subhedral Py lenses and less vnlts at 0º to 20º of c.a. 835.10 m -835.70 m zone of old fractures and filled with irregular hairline to 1 cm wide calcite wkly replaced to FG qtz vnlts at 0º to 10º of c.a.
840.00	846.30	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 80%, 0.1 to 0.5 cm wide FG S.S. beds 20%, Bedding at 50º of c.a., 5 to 25 cm wide of sedimentary Bx P-C to wk QSPC alteration6 to 7 per meter slickenside most along bedding , 846.33 m – 848.00 m highly fractured zone , FG anhedral Py in lenses 1%, 3 in the interval 0.3 to 0.5 cm wide calcite vnlts at 70º of c.a.
846.30	850.40	Moderately to highly fractured zone 10 to 12 per meter slickenside per meter bedding at 70º of c.a. wk QSPC alteration, wk sericite in fractures 3% of FG anhedral Py lenses
		848.00 m – 849.50 m 12 vnlts in the interval 0.1 to 0.3 cm wide calcite totally replaced to FG qtz 3% to 5% of FG subhedral Py < brown to black Sph and ss. At 50º of c.a.
850.40	855.40	Fault zone in zones 10 to 20 cm wide with slickenside along bedding Wk QSPC alteration FG anhedral Py in lenses and in vnlts 5% to 7%,
851.15 m – 851.70 m 2 Fault veins 10 cm wide FG subhedral Py 10%, brown Sph 5% to 10%, less ss at 40º of c.a.
		854.20 m 1 cm wide calcite replaced to FG qtz FG subhedral Py 5%, ss 5% Brown Sph 5% at 70º off c.a.
855.40	873.00	Kuc Caracol Fm 0.2 to 2 cm wide Silts beds 70%, 0.2 to 1.5 cm wide FG S.S. beds 30%, bedding at 80º of c.a., QSPC alteration, moderate sericite in micro- fractures12 slickenside in the interval along bedding, 1 to 5 cm wide Fault gouge zones along bedding, 1 per meter 0.1 to 0.2 cm wide calcite lenses, FG anhedral Py diss in some S.S. beds 1%, 864.05 m 5 cm wide Fault gouge zone 5% of FG Py diss at 80º of c.a. along bedding
873.00	885.30	Kuc Caracol fm 0.2 to 2 cm wide Silts beds 70%, 0.2 to 0.5 cm wide FG S.S. beds 30%, bedding at 70º to 80º of c.a. wk QSPC alteration, 6 to 8 per meter slickenside along bedding 2 to 4 per meter 0.2 to 0.5 cm wide calcite lenses, FG anhedral 0.1 to 0.2 cm wide Py lenses 5%
873.20 m – 873.60 m 0.1 to 0.2 cm wide FG Py with trz of brown Sph and less ss lenses 874.40 m 2 fault zones 2 cm wide at 20º of c.a.
884.10 m 4 cm wide fault gouge zone along bedding
876.60 m – 878.20 m Moderately broken interval 2 fault veinlets at 878.05 to 878.20 m and from
		879.75 m to 879.95 m formed by FG subhedral Py 5% to

10%, black Sph 5% trz of AsPy and ss 5% along bedding
855.30	892.80	Kuc Caracol Fm 0.2 to 1 cm wide Silts 90%, 0.2 to 0.3 cm wide wavy FG S.S. beds 10%, bedding changing from 70 º to 80º at top to 20º to 50º from 887.60 to 888.40 m Highly fractured zone Fault gouge zones 5 to 30 cm wide
886.40 m 2 cm wide calcite replaced to FG qtz -black Sph 10%, ss 10%, Gn 3% FG subhedral Py 5% vnlt along bedding
886.05 m 5 cm wide Fault gouge zone at 80º of c.a.
886.42 m 886.62 m 3 in the interval 2 mm wide calcite replaced to FG qtz-Brown Sph 5% and ss 2% vnlts at 10º to 20º of c.a.
887.40 m 10 cm wide Fault gouge zone at 70º of c.a.
890.50 m -891.50 m Stockwork zone of calcite totally replaced to FG qtz- FG subhedral Py 3%-ss 2%, Gn 2% and trz of brown Sph vnlts
891.90 m 0.5 cm wide calcite totally replaced to FG qtz trz of brown Sph lens
892.80	904.34	0.1 to 1 cm wide Silts beds 90%, 0.2 to 0.3 cm wide FG S.S. beds 10%, bedding at 30º to 50º of c.a. wk QSPC alteration 898.0 to 904.34 3 to 4 slickenside per meter, 3 per meter 0.2 to 0.5 cm wide trz of FG anhedral to subhedral Py vnlts at 30º to 50º of c.a. 1 to 2 per meter 0.3 to 0.6 cm wide calcite trz of FG anhedral Py lenses 903.80 m – 903 .90 m 2 vnlts 0.2 and 1 cm wide AsPy 3% to 15%, FG cubic Py 5%-brown Sph 5%, ss 2%, Gn trz at 60º of c.a. 904.09 m 2 to 3 cm wide subhedral AsPy with 1% to 2% of brown Sph lens at 60º of c.a. 904.17 m irregular 0.5 to 2 cm wide medium size grain subhedral to cubic Py 20%, AsPy 5%, brown Sph 1% to 2%, trz of calcite replaced to FG qtz lens at 55º of c.a.
904.34	916.85	Kuc Caracol Fm thin bedded 0.1 to 1.5 cm wide Silts beds 90%, wavy 0.1 to 2 cm wide FG S.S. beds 10%, wavy bedding with few slump features at 50º to 60º of c.a. P-C alteration, 1 per meter irregular hairline to 0.2 cm wide calcite vnlts at 0º to 10º of c.a. 1 to 2 per meter usually 0.1 to 0.3 cm wide just one 6 cm wide calcite lenses, < 1% of FG anhedral Py clouds in S.S. beds and in <0.1 cm wide irregular lenses, Py trz to 1% in the interval
905.21 m – 0.2 to 0.3 cm wide medium size grain subhedral to cubic Py 40’%- AsPy 20%, brown Sph 5% trz of Gn and less calcite replaced to FG qtz lens at 55º of c.a.
916.85	922.63	Kuc Caracol Fm 0.5 to 1 cm wide Silts beds 90%, 0.1 to 0.5 cm wide S.S. beds 10%, wavy with scarce slump features bedding at 60º to 70º of c.a., scarce < 1 per meter 0.1 to 0.3 cm wide calcite-trz of sericite few of them with trz of FG anhedral Py lenses < !5 of FG anhedral Py in small 0.1 to 1 cm long clouds in some S.S. beds
916.85 m Irregular 2 to 3 cm wide lens of Bxed now consolidated calcite wkly replaced to FG qtz 50% acting as groundmass with 0.1 to 1 cm long FG subhedral Py 30%-10% of brown Sph-5% AsPy; 5% Gn as fragments in the Bxed lens at 60º of c.a.
920.80 m – 920.92 m Irregular 1 to 2 cm wide Gn –brown and black Sph 20%, FG anhedral Py 15%, calcite partially replaced to FG qtz 10% to 15% vnlt at 20º to 40º of c.a.
922.63	930.55	Kuc Caracol Fm bedding at 60º of c.a. P-C alteration trz of sericite in scarce calcite vnlts walls, 2 to 3 per meter hairline to 0.3 cm wide calcite < sericite with wk replacement to FG qtz at bottom of the interval trz to 1% of FG anhedral Py vnlts at 5º to 30º of c.a., 1 per meter irregular 1 to 2.5 cm wide calcite lenses
926.05 m – 926.13 m 8 cm wide zone with four 0.1 to 0.2 cm wide calcite wkly replaced to FG qtz-FG subhedral Py 10% to 15% < 1% of brown Sph vnlts at 50º to 60º of c.a.
930.55	939.90	Kuc Caracol Fm 0.2 to 2 cm wide Silts 90%, wave irregular 0.1 to 0.5 cm wide FG S.S. beds 10%, bedding at 50º to 60º of c.a. P-C alteration 3 to 4 per meter 0.1 to 0.3 cm wide just one 2.5 cm wide calcite trz to 2% of FG anhedral Py lenses, 2% to 3% of hairline to 0.2 cm wide FG anhedral Py lenses. Scarce less than 1 per meter hairline to 0.3 cm wide calcite trz of FG anhedral Py vnlts at 20º to 30º of c.a. and 70º to 85º of c.a.
935.82 m 2 to 3 cm wide brown Sph < FG subhedral Py trz of Gn ss and AsPy < calcite wkly replaced to FG qtz lens and 4 hairline same composition lenses and just 1 vnlt in the 3 cm wide footwall of the main vnlt.
939.90	945.00	Irregular and cross-bedded Silts 85% to 90% in beds 0.1 to 1 cm wide wavy and lightly micro-folded 0.2 to 0.5 cm wide FG S.S. beds 10% to 15%, small folded areas with bedding from 45º to 0º then 45º, P-C to wk QSPC alteration wk sericite in calcite vnlts walls, 10 to 12 per meter irregular hairline to 3 cm wide calcite wkly replaced to FG qtz mainly at bottom of the interval-trz to 10% of FG to medium size grain subhedral Py and in very scarce vnlts trz of brown Sph lenses and less vnlts at 20º to 30º of c.a.
942.50 m -1.0 to 1.5 cm wide medium size grain euhedral AsPy 40%-Py 20%, Gn 10%, black Sph 10% lens at 60º of c.a.
946.0	Actual depth of hole

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	Dec 13 / 2005
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES

Summary of DDH QTA-37-05; 699,802 E; 2,650,023 N, 1956 m ASL 340°/-60°, Sta. Rita area
From	To	Description
0.00	15.24	No recovery drilled with tricone bit- Casing
15.24	23.80	Kuc Caracol Fm 0.5 to 7 cm wide Silts beds 70%, lightly wavy 0.2 to 15 cm wide S.S. beds 30%, bedding changing from 30º at top to 60º of c.a. at bottom, P-C alteration, 4 to 6 fractures per meter most along bedding and at 70º to 85º of c.a., 2 to 8 cm wide Fault gouge zones with trz to 1% of Goethite diss at.
18.28 m – 18.42 m 5 cm wide at 30º of c.a. along bedding
18.56 m 2 to 3 cm wide at 60º to 70º of c.a. crossing beds
20.32 m – 1.5 cm wide at 50º of c.a. along bedding
23.05 m – 23.25 m 8 cm wide at 40º of c.a. crossing beds
23.47 m – 23.57 m 6 cm wide at 20º to 30º of c.a. crossing beds
		6 to 8 per meter 0.1 to 1 cm wide calcite trz to 1% of brown to orange Goethite vnlts at 10º to 30º of c.a. and as lenses, also calcite in irregular 0.1 to 3 cm wide fault Bx zones
23.80		Bottom of irregular oxidation zone
23.80	27.80	Medium size grain irregular 2 to 15 cm wide S.S. beds and FG 0.1 to 1 cm wide S.S. beds 60%, 0.1 to 3 cm wide Silts beds 40%, micro-folded and wavy bedding from 60º to 40º of c.a., P-C alteration, wkly fractured zone 1 to 2 fxs per meter, 1 cm wide Fault gouge zone at 25.25 m at 50º of c.a. along bedding, 5% of 0.1 to 0.8 cm wide calcite vnlts, few with thin Bx zones, most vnlts at 40º to 60º of c.a. along bedding, few at 10º to 30º of c.a., trz to 1% of FG anhedral Py in few calcite lenses.
27.80	28.80	Fault zone with 4 main 6 cm to 15 cm wide Bx gouge zones at 60º to 85º of c.a., with trz to 5% of FG subhedral to cubic Py and organic material, 3% to 5% of irregular calcite wkly and locally replaced to FG qtz vnlts fragments in Bx zones
28.80	33.18	0.5 to 2.5 cm wide Silts beds 80%, wavy irregular 0.1 to 3 cm wide FG S.S. beds 20%, irregular and micro-folded wavy bedding from 30º to 60º of c.a., P-C alteration trz of sericite in some calcite vnlts walls, 6 to 8 per meter irregular hairline to 0.3 cm wide calcite vnlts at 10º to 40º and at 40º to 60º of c.a. as lenses, 5 cm wide micro-Bx zones at 60º to 75º of c.a. with 10% to 20% of calcite filled voids.
33.18	33.23	4 cm wide Fault gouge zone at 55º of c.a. crossing beds
33.23	40.83	Silts 80% in beds 0.1 to 1 cm wide, lightly wavy 0.1 to 1.5 cm wide FG S.S. beds
1

		at top and 12 cm to 35 cm wide Medium size grain S.S. beds at bottom 20%, slump features irregular 0.5 to 4 cm long FG S.S. lenses in Slits beds, bedding at 50º to 60º of c.a., P-C alteration 5% to 7% or irregular hairline to 2 cm wide calcite vnlts at 10º to 40º of c.a. and like lenses with trz to 2% of FG anhedral Py at 50º to 60º of c.a.
40.83	40.88	5 cm wide fault gouge zone trz of sericite at 80º to 85º of c.a.
40.88	63.30	1.5 m wide intervals of medium size grain S.S. in beds 60 cm to 1 m wide alternating with 80 cm to 2.5 m wide intervals of thin bedded Silts 90% and S.S. 10%, lightly wavy with slump features bedding at 60º to 75º of c.a.30 to 70 cm wide intervals with bedding at 0º to 10º of c.a. QSPC alteration wk to moderate sericite in calcite vnlts mainly in S.S. beds, Silts intervals with 4 to 6 per meter hairline to 0.2 cm wide calcite vnlts at 10º to 30º of c.a. scarce vnlts with trz of FG anhedral Py, 6 to 8 per meter 0.1 to 1 cm wide banded calcite trz to 2% of FG anhedral Py lenses, S.S. intervals with 8 to 10 per meter 0.2 to 3 cm wide calcite locally altered to sericite vnlts at 30º to 50º of c.a. and at 70º to 90º of c.a. like lenses.
40.88 m 42.70 m Wide apart stockwork zone of 0.2 to 2.5 cm wide calcite < sericite and trz of to 5% of FG anhedral Py in walls vnlts
52.55 m – 52.95 m Fault zone at 75º to 85 ºof. .c.a. stockwork of irregular 0.5 to 1 cm wide calcite < sericite trz of FG anhedral Py vnlts
		52.90 m – 56.00 m Wide apart stockwork zone of 90.1 to 1.5 cm wide calcite vnlts with trz to 5% of FG anhedral Py in few.
63.30	74.66	Thin bedded 0.1 to 2 cm wide Silts beds 95%, lightly wavy 0.1 to 3 cm wide FG S.S. beds 5% bedding at 60º to 75º of c.a. P-C alteration 10 to 12 per meter 0.1 to 0.2 cm wide calcite trz of FG anhedral Py lenses, 3 to 4 per meter 0.1 to 0.2 cm wide calcite trz of sericite vnlts at 10º to 30º of c.a.
70.90 m – 74.66 m wide apart stockwork zone of irregular hairline to 0.8 cm wide calcite vnlts trz of FG anhedral Py in fault zones
		73.60 m Fault zone with FG anhedral Py at 40º of c.a.
74.66	98.26	Medium size grain S.S. in beds 10 to 60 cm wide 50%, alternating with 30 cm to 1.5 m wide intervals of 0.1 to 5 cm wide Silts beds with wavy 0.2 to 0.6 cm wide FG S.S. beds 50%, wavy and slump features few Silts lenses in S.S. beds bedding at 50º at top to 80º from 78 to 83 m, 50º to 60º of c.a. at bottom of the interval, wk QSPC alteration wk to moderate sericite and trz of cream color clays in some calcite vnlts, wide apart stockwork vnlts of hairline to 4 cm wide calcite <sericite-clays-trz of FG subhedral Py in few vnlts, 20% to 30% of calcite in the interval
81.92 m – 83.15 m 30% to 40% of irregular 0.5 to 2 cm wide calcite vnlts in stockwork, old fault zone with post movement
82.65 m – 82.75 m 10 cm wide Fault gouge zone 10% to 15% of FG to medium size grain subhedral to cubic Py Fault planes at 40º to 50º of c.a.
87.64 m – 84.15 m Fault zone planes at 80º of c.a. along bedding, 7 cm wide calcite vnlt at 80º of c.a., 2.5 cm wide Bx formed by sub angular 0.5 to 1 cm long
Silts fragments in calcite groundmass, FG to medium size grain anhedral to subhedral Py lenses Py 5%
		97.54 m – 98.26 m Fault zone at 30º to 40º of c.a. crossing bedding, 30% of calcite vnlts and filling voids-trz to moderate sericite-trz of FG anhedral Py
98.26	110.70	0.1 to 2 cm wide Silts beds 90%, lightly wavy 0.1 to 1 cm wide FG S.S. beds 10%, bedding at 60º to 70º of c.a., P-C alteration 8 to 10 per meter 0.1 to 0.4 cm wide calcite lenses, 3 to 5 per meter 0.1 to 1.5 cm wide calcite vnlts at 10º to 30º of c.a. only two zones 3 cm and 6 cm wide of stockwork 0.2 to 2 cm wide calcite

2

		vnlts from 100.35 m to 100.50 m
110.70	115.70	Thin bedded Silts 60% FG to medium size grain S.S. in irregular 10 to 30 cm wide beds 40%, wavy bedding slump features Silts fragments in S.S. beds, bedding at 70º to 80’º of c.a., P-C alteration broken zone fractures along bedding every 2 to 5 cm apart in Silts intervals, Fault zones at 110.80 m 2 cm wide gouge zone at 70º of c.a. along bedding; 111.30 m to 11.40 m 1 cm wide at 50º of c.a.; 115.45 m to 116.68 m 20 cm wide Fault gouge zone 10% of calcite< sericite vnlts, fault planes 60º of c.a. at top and 70º of c.a. at bottom along bedding
115.70	131.13	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 95%, 0.1 to 0.5 cm wide FG S.S. beds 5%, in 2 to 4 m wide intervals alternating with 1 m to 4 m wide intervals of FG to medium size grain S.S. in beds 5 cm to 30 cm wide some with small Silts fragments 50% and thin bedded Silts 50%, bedding at 60º to 75º of c.a., P-C alteration, Silts intervals with 12 to 15 per meter 0.1 to 0.2 cm wide calcite lenses and 4 to 6 per meter 0.1 to 0.3 cm wide calcite vnlts at 20º to 40º of c.a., S.S-Silts intervals with 2 to 3 per meter hairline to 0.5 cm wide calcite trz of sericite vnlts at 10º to 40º of c.a., trz of FG anhedral Py clouds in some S.S. lenses
131.13	134.75	Medium size grain S.S. in beds up to 1 m wide 40%, 0.1 to 5 cm wide Silts beds 60%, bedding at 40º to 60º of c.a., P-C to wk QSPC alteration, irregular 0.2 to 2 cm wide calcite vnlts in wide apart stockwork zones, trz of medium size grain subhedral Py in thin faulted intervals 133.20 m 5 cm wide Fault gouge zone subhedral Py 2% at 30º to 50º of c.a.
134.75	149.50	10 cm to 1 m wide medium size grain S.S. beds 60% alternating with 10 cm to 50 cm wide intervals of 0.1 to 2 cm wide Silts and 0.1 to 1 cm wide FG S.S. beds 40%, bedding at 75º to 80º of c.a., P-C alteration wk sericite in some calcite vnlts walls, 3 to 5 per meter irregular 0.2 to 0.8 cm wide calcite trz of sericite vnlts at 10 ºto 40 of c.a. and small 5 to 20 cm wide zones of stockwork mainly in the S.S. intervals, 4 to 6 per meter hairline to 0.2 cm wide calcite vnlts at 10º to 30º of c.a. in Silts-S.S. intervals
149.50	151.49	FG to medium size grain S.S. in beds 30 cm to 90 cm wide bedding at 85º of c.a., P-C alteration, broken core zone faults at
		149.50 m 2 cm wide at 90º of c.a.; also at 149.92 m with slickenside at 30º and at 85º of c.a., 151.00 m -151.33 m 0 2 to 1 cm wide calcite vnlts at 0º to 20º of c.a. some druse textures, fault planes at 85º of c.a. along bedding, 10 in the interval 0.5 to 5 cm wide 149.50 m 150.00 0.5 to 4 cm wide Bx zones formed by 50% OF 0.2 TO 4 CM LONG ANGULAR Silts fragments in calcite groundmass at 0º to 10º of c.a. crossing beds
151.49	156.80	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 90%, wavy 0.2 to 2 cm wide FG S:S: beds 10’%, bedding at 80º to 85º of c.a., P-C alteration, 1 to 2 per meter 0.1 to 0.2 cm wide calcite lenses 2 to 4 per meter 0.2 to 1 cm wide calcite vnlts at 20º to 30º of c.a. and at 65º to 80º of c.a.
156.80	157.13	Fault gouge Bx zone planes at 70º of c.a. at top and 50º of c.a. at bottom.10% to 15% of calcite vnlts fragments, some micro-druse textures-moderate sericite

3

157.13	163.50	Kuc Caracol Fm 2 to 10 cm wide FG S.S. beds 50%, 0.1 to 2 cm wide Silts beds 50%, bedding at 70º to 85º of c.a., wk QSPC alteration moderate sericite in calcite vnlts walls, wide apart stockwork zone formed by 0.1 to 1.5 cm wide irregular and folded calcite < sericite vnlts 162.10 m – 163.50 m close calcite-sericite vnlts in stockwork
163.50	169.77	Silts 70% in beds 0.1 to 2 cm wide FG S.S. 30% in beds 1 to 15 cm wide, bedding at 60º to 70º of c.a., P-C to wk QSPC alteration wk sericite in calcite vnlts walls, wide apart 0.1 to 0.5 cm wide calcite scarce FG anhedral Py vnlts stockwork in the Silts intervals, close and more abundant 0.5 to 1.5 cm wide calcite-sericite vnlts in stockwork in the S.S.
169.77	177.00	FG to medium size grain S.S. in beds 2 cm to 1 m wide 80%, 0.1 to 3 cm wide Silts beds 20%, bedding at 60º to 80º of c.a., wk QSPC alteration wk to moderate sericite in calcite, wide apart stockwork of 0.5 to 7 cm wide calcite < sericite vnlts, more amount of vnlts in the S.S. intervals 170.54 m – 177.00 Broken core zone 8 in the interval 5 to 22 cm wide Fault Bx zones at 50º to 80º of c.a., 20% to 30% of irregular 0.2 to 1 cm wide calcite locally and wkly replaced to FG qtz <sericite < FG to medium size grain subhedral to cubic Py vnlts in wide apart stockwork, scarce FG anhedral Py in 0.1 to 0.2 cm wide vnlts at 20º to 30º of c.a. and like lenses
177.00	186.85	Medium size grain S.S. 99% in beds 10 cm to 2 m wide, scarce 5 cm wide Silts intervals 1%, bedding at 50º to 60º of c.a., wk QSPC alteration, moderate sericite in calcite vnlts walls in micro fractures and diss, 2 to 3 per meter irregular hairline to 0.8 cm wide calcite wkly to moderately replaced to FG qtz with trz to 2% of FG subhedral to cubic Py vnlts, also 1% of FG anhedral Py in 0.1 to 0.5 cm wide long clouds.
186.85	188.45	Fault zone broken core Bx zones , fault planes at 70º to 85º of c.a. 20% of irregular broken and folded 0.2 to 2 cm wide calcite replaced to FG qtz vnlts fragments, 5% to 7% of FG to medium size grain subhedral to euhedral Py
188.45	203.10	Thin bedded 0.1 to 3 cm wide Silts 95%, lightly wavy 0.1 to 0.5 cm wide FG S.S. beds 5% 20 cm to 30 cm wide FG to medium size grain S.S. beds at top of the interval, bedding changing from 85º at top down to 195 m, 40º to 60º of c.a. at bottom, P-C to wk QSPC alteration wk sericite in few calcite vnlts, calcite locally and moderately replaced to FG qtz from top down to 196 m 188.45 m – 195.70 m 8 to 12 per meter irregular 0.1 to 0.3 cm wide calcite locally replaced to FG qtz-FG to medium size grain subhedral to euhedral Py lenses and less vnlts at 10º to 30º of c.a., FG anhedral Py clouds Py 1% to 2% in the interval
203.10	204.20	Stockwork zone with about 40% of irregular 0.1 to 3 cm wide calcite wk sericite- trz of FG anhedral Py vnlts and lenses, Py trz to 1%
204.20	209.00	0.1 to 3 cm wide Silts beds 80% wavy 0.1 to 1.5 cm wide FG S.S: beds 20%, scarce FG to medium size grain S.S. beds up to 12 cm wide, bedding at 40º to 60º of c.a., P-C alteration wk sericite, 4 to 6 per meter hairline to 1 cm wide calcite few with trz of to 2% of FG anhedral Py lenses and vnlts at 10º to 40º of c.a., 1 to 5 cm wide irregular pebble dikes zones

4

209.00	223.00	Kuc Caracol Fm irregularly bedded zone 0.5 to 40 cm wide sub rounded Silts lenses or fragments 10% to 15% in medium to coarse grain size S.S. beds 30 cm to 3 m wide 85% to 90%, bedding from 60º at top to 85º at 22.30 m and 40º to 50º at the bottom, P-C to wk QSPC alteration, 3 to 4 per meter irregular hairline to 1 cm wide scarce up to 3 cm wide calcite vnlts at 20º to 40º of c.a. and like lenses
223.00	229.00	Medium size grain S.S. 90%, thin 2 to 20 cm wide Silts intervals 10% wavy bedding at 50º to 60º of c.a., P-C to wk QSPC alteration, wide apart stockwork zones of irregular broken and folded 0.5 to 2 cm wide calcite-trz of sericite vnlts 226.00 m 226.95 40% to 50% of calcite vnlts in stockwork
229.00	240.90	Kuc Caracol Fm Silts 80% in 0.1 to 4 cm wide beds, FG S.S. in lightly wavy beds 0.1 to 5 cm wide beds 20%, bedding at 80º to 85º of c.a., P-C alteration scarce 1 to 2 per meter irregular hairline to 0.3 cm wide calcite vnlts at 20º to 30º of c.a. and lenses
240.90	249.30	Kuc Caracol Fm medium size grain S.S. 100%, no bedding planes, apparent bedding at 85º to 90º of c.a., P-C to wk QSPC alteration, light grey color rock, 3 to 4 per meter 0.2 to 0.5 cm wide calcite vnlts at 30º to 45º of c.a. and at 85º of c.a. like lenses
249.30	252.07	Stockwork zone of irregular 0.1 to 2 cm wide calcite trz of FG to medium size grain subhedral to cubic Py vnlts 249.50 m – 250.00 Old sedimentary Bx zone now consolidated
252.07	256.00	Fine to medium size grain S.S. in beds 1 cm to 1 m wide 60%, 0.1 to 3 cm wide Silts beds 40%, lightly wavy bedding with scarce and small slump zones at 60º to 70º of c.a. wk QSPC alteration, 6 to 8 per meter irregular 0.1 to 0.7 cm wide calcite vnlts at 10º to 30º of c.a., 4 in the interval 0.2 to 1.5 cm wide banded calcite lenses
256.00	269.10	Medium to coarse grain size S.S. in irregular 2 to 4 cm wide beds 60%, 40% of 5 to 40 cm wide intervals of thin bedded 0.1 to 2 cm wide Silts 90% and FG S.S. 10%, very irregular deposition sudden changes in S.S. grain size, some Silts lenses or fragments in S.S. beds, bedding at 70º to 85º of c.a., wk QSPC alteration, 8 to 10 per meter 0.2 to 2 cm wide calcite scarce with trz of FG subhedral Py vnlts at 10º to 30º and at 70º to 85 ºof c.a.
3 zones 10 cm to 30 cm wide with 0.5 to 5 cm wide calcite trz of light green clays (chlorite?) vnlts in stockwork
266.70 , - 267.90 m Fault gouge zone at 65º of c.a. with 10% of calcite < sericite
		267.80 m -267.85 m 5 cm wide Fault gouge zone at 85º of c.a. moderate sericite
269.10	289.05	Kuc Caracol Fm 0.1 to 3 cm wide Silts beds 90%, lightly wavy 0.1 to 1 cm wide FG S.S. 10%, bedding from 60º at top to 35º at the bottom of the interval, P-C alteration 3 to 4 per meter hairline to 0.6 cm wide calcite vnlts 282.26 m 3 cm wide calcite replaced to FG qtz –trz of FG subhedral Py vnlt at 70º of c.a.
289.05	289.40	Fault zone at 65º to 70º of c.a. 2% to 3% of very thin < 0.2 cm wide calcite vnlts fragments
289.40	297.25	Kuc Caracol Fm irregular 0.1 to 3 cm wide Silts beds 80%, wavy 0.1 to 5 cm wide FG S.S. beds 20%, irregular deposition slump features mini folded beds bedding changing from 50º at top to 0º at 293 m, 50º to 60º at bottom of the interval, P-C alteration 10 to 12 per meter irregular 0.2 to 1.5 cm wide calcite folded and broken vnlts at 20º to 30º of c.a. also like lenses forming zones up to 1 m wide of wide apart stockwork

5

297.25	299.20	Kuc Caracol Fm Silts 80%, 0.1 to 0.5 cm wide FG S.S. beds 20%, bedding at 60º to 75º of c.a., 0.1 to 1.3 cm wide calcite wkly to moderately replaced to FG qtz, trz to 2% of FG anhedral to subhedral Py vnlts filling voids in Bx zones and in wide apart stockwork zones
299.20	317.75	Medium to coarse grain size S.S. in irregular 30 cm to 2 m wide beds 85%, 15% of 5 cm to 1 m wide intervals with thin bedded Silts 80% and FG 0.1 to 1 cm wide S.S. beds 20%, P-C to wk QSPC alteration wk to moderate sericite in calcite vnlts in micro fractures and diss, 3 to 4 per meter irregular 0.1 to 1 cm wide calcite partially replaced to FG qtz, trz of FG subhedral Py vnlts and lenses, FG botryoidal Py in few vnlts
		310.75 m – 311.45 m Stockwork zone of 0.1 to 1.5 cm wide calcite wkly replaced to FG qtz < sericite vnlts
317.75	328.70	Medium size grain S.S. in beds 2 cm to 2 m wide, with some irregular sub rounded 0.5 to 2 cm wide Silts fragments 70%, 30% of 20 cm to 60 cm wide intervals of thin bedded 0.1 to 2 cm wide Silts beds 80% and 0.1 to 2 cm wide FG S.S. beds 20%,, bedding at 40º to 50º of c.a., P-C alteration wk sericite in calcite vnlts walls, 3 to 4 per meter hairline to 0.3 cm wide calcite vnlts at 70º to 85º of c.a. and less at 30º to 40º of c.a. trz of stibnite in scarce calcite vnlts
		322.80 m – 323.90 m stockwork of irregular 0.1 to 4 cm wide calcite-trz of sericite vnlts
328.70	333.10	Kuc Caracol Fm wavy 0.1 to 2 cm wide Silts beds 60%, 0.1 to 10 cm wide FG S.S. beds 40%, lightly wavy bedding at 50º to 70º of c.a., P-C alteration, scarce 2 to 3 per meter hairline to 0.5 cm wide calcite vnlts at 10º to 30º of c.a. and some hairline to 1.8 cm wide calcite lenses
333.10	340.46	Medium size grain S.S. in beds 0.5 cm to 1.2 m wide 90%, sub angular to sub rounded 0.5 to 10 cm wide Silts fragments 10%, bedding at 40º to 60º of c.a., P- C alteration
333.50 m – 335.25 m 30% to 40% of 0.2 to 5 cm wide calcite-trz of green clays vnlts in wide apart stockwork
		337.95 m – 338.65 m stockwork of irregular 0.2 to 6 cm wide calcite vnlts, some voids, FG subhedral to cubic Py 1% to 2%
340.46	346.25	Medium to coarse grain size S.S. 100% no bedding planes apparent bedding at 50º of c.a. wk QSPC alteration wk sericite diss in S.S. and in some calcite vnlts walls, scarce less than 1 per meter 0.1 to 0.7 cm wide calcite trz of to 1% of FG subhedral Py vnlts at 5º to 20º of c.a. and at 70º of c.a.
346.25	354.70	Kuc Caracol Fm wavy 0.1 to 1 cm wide Silts 70%, 0.5 to 5 cm wide FG S.S. wavy beds 30%, bedding at 60º to 70º of c.a., P-C alteration, two zones 30 cm and 50 cm wide of irregular 0.2 to 0.8 cm wide calcite-wk sericite vnlts in stockwork from 346.30 m to 346.60 m and from 347.45 m to 347.95 m usually 3 to 5 per meter 0.2 to 0.5 cm wide just one 2.5 cm wide calcite wk sericite vnlts at 10º to 20º , 40º to 60º of c.a. and scarce like lenses at 70º of c.a.
354.70	356.32	2 stockwork zones with 0.7 to 2.5 cm wide calcite vnlts- few with micro Bx formed by 0.1 to 1 cm long sub angular Silts fragments in calcite groundmass from 354.70 to 355.35 m and from 355.90 m to 356.32 m
356.32	369.50	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 90%, lightly wavy 0.1 to 0.5 cm wide few 2 to 4 cm wide FG S.S: beds 10%, bedding changing from 85º at top to 0º from 362.70 m to 363.60 m center of fold, gradually changing to 90º at bottom, 1 every 2 meters 0.2 to 0.8 cm wide calcite vnlts at 30º and 70º to 85º of c.a.
369.50	373.25	Fault zone 5 to 30 cm wide Bx gouge zones at 40º to 50º and 85º to 90º of c.a. 369.50 m – 371.20 m Moderately fractured zone irregular 2 to 5 cm wide gouge Bx at 10º to 40º of c.a., 10% to 15% of irregular 0.1 to 0.5 cm wide calcite

6

		altered to sericite vnlts fragments 371.20 m – 373.25 m highly fractured zone 20% to 40% of irregular 0.1 to 1 cm wide calcite locally replaced to FG qtz < sericite vnlts fragments, FG subhedral Py 2% to 3%
373.25	377.80	Medium to coarse grain size S.S. beds 95%, 0.1 to 1 cm wide Silts beds in 7 to 10 cm wide intervals 5%, apparent bedding at 85º to 90º of c.a., QSPC alteration moderate qtz-sericite diss in microvnlts and in calcite vnlts walls some irregular voids, FG anhedral Py diss 3% to 4%, 3 to 5 per meter 0.1 to 0.3 cm wide calcite replaced to FG qtz trz to 2% of FG anhedral Py vnlts at 20º to 40º and 60º to 75º of c.a.
		377.00 m 0.8 to 1 cm wide calcite totally replaced to FG qtz-stibnite-FG anhedral Py, ss and trz of brown Sph vnlt at 30º of c.a.
377.80	383.85	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 80%, 0.1 to 4 cm wide FG S:S. beds 20%, bedding at 60º to 75º of c.a., P-C to wk QSPC alteration, wk to moderate sericite, moderately fractured zone 8 to 12 fractures per meter, 4 in the interval < 1 cm wide Fault gouge zones along bedding, 10% of irregular broken 0.1 to 1 cm wide calcite wkly altered to sericite few with 1% to 3% of FG subhedral to cubic Py vnlts at 10º to 30º of c.a. and at 60º to 85º of c.a., trz of FG anhedral Py clouds, Py 1% to 2% in the interval
383.85	388.05	Medium size grain S.S. in beds 1 cm to 1 m wide 60%, irregular 2 to 15 cm wide Silts intervals 40%, irregular sub angular 0.5 to 1.5 cm wide Silts lenses or fragments in S.S. beds, apparent bedding at 75º to 80º of c.a., wk QSPC alteration moderate sericite in calcite vnlts and diss in S.S. beds, wide apart stockwork of 0.1 to 1 cm wide calcite-sericite trz of VFG stibnite needles vnlts FG subhedral Py diss 1% to 2% in S.S. beds
388.05	402.00	Wavy 0.1 to 2 cm wide Silts 65%, FG S.S. in wavy irregular folded 0.1 to 25 cm wide S.S. beds 35%, slump features bedding at 60º to 75º of c.a., P-C alteration 1 to 2 per meter hairline to 0.5 cm wide calcite some with trz of FG anhedral Py vnlts at 20º to 40º and most at 70º to 85º of c.a. 395.20 m – 396.60 m Irregular 0.1 to 1.5 cm wide calcite-1% of FG anhedral Py vnlts in stockwork
402.00	409.43	Kuc Caracol Fm FG to medium size grain S.S. beds 70%, 3’% of 10 cm to 30 cm intervals of 0.1 to 3 cm wide Silts beds and wavy 0.5 to 2 cm wide FG S.S. beds, wavy bedding at 60º to 80º of c.a., P-C to wk QSPC alteration, wk to moderate sericite in micro fractures and less as diss, 2 to 4 per meter hairline to 0.3 cm wide calcite partially altered to sericite-FG subhedral Py vnlts at 30º to 40º and at 60º to 75º of c.a., FG anhedral Py diss 1% in some S.S. beds
409.43	409.65	QSPC alteration moderate Qtz-sericite in vnlts and diss some voids, 3 vnlts in the interval 0.5 to 2 cm wide calcite totally replaced to FG qtz < sericite – ss-trz of brown Sph-FG botryoidal Py at 30º to 50º of c.a.
409.65	415.55	Wavy 0.1 to 3 cm wide Silts beds 60%, 0.1 to 0.5 cm wide FG S.S. beds 20%- FG to medium size grain S.S. in beds 10 cm to 40 cm wide 20%, wavy bedding at 70º to 85º of c.a. P-C to wk QSPC alteration, 3 to 4 per meter hairline to 1.2 cm wide calcite vnlts at 10º to 30º of c.a. and most like lenses, few with trz to 10% of FG anhedral Py
415.55	426.12	Medium to coarse grain size S.S. beds 10 cm to 1 m wide 70%, 30% of 6 cm to 40 cm wide intervals of 0.1 to 2 cm wide Silts beds 80% and 0.5 to 2.5 cm wide FG to medium size grain S.S. beds 20%, QSPC alteration, moderate sericite diss and in vnlts, 7 to 10 cm wide moderate to strong qtz –ser alteration, small voids, 6 to 8 per meter hairline to 1 cm wide calcite totally replaced to FG qtz moderate to high sericite few with FG anhedral Py and very scarce with stibnite

7

vnlts at 10º to 20º of c.a. few at 75º to 90º of c.a.
		419.17 m – 419.27 m 7 cm wide Silts bed with irregular 0.2 to 0.5 cm wide lenses of FG anhedral to subhedral Py trz of ss trz of Sph at 70º of c.a.
426.12	441.10	Kuc Caracol Fm 0.1 to 5 cm wide Silts beds 50%, FG to medium size grain wavy 0.1 to 35 cm wide S.S. beds 50%, wavy bedding at 50º to 60º of c.a., P-C to wk QSPC alteration moderate to strong sericite in scarce calcite vnlts, 1 to 2 per meter hairline to 0.3 cm wide calcite-sericite trz to 5% of FG subhedral Py vnlts at 40º to 50º of c.a.
		432.40 m 0.3 to 0.5 cm wide calcite wkly replaced to FG qtz FG to medium size grain subhedral Py < AsPy and Gn trz of ss vnlt at 50º of c.a.
441.10	450.19	5 cm to 1 m wide intervals of thin bedded 0.1 to 2 cm wide Silts beds 60%, FG S.S. 10%, among 20 cm to 1 m wide FG to medium size grain S.S. beds 30%, wavy bedding at 70º to 85º of c.a. at top 10º at 446 m and 50º at bottom of the interval, P-C to wk QSPC alteration wk to moderate sericite in fractures and calcite vnlts walls, 3 to 5 per meter 0.1 to 0.5 cm wide calcite < sericite few with FG subhedral Py vnlts at 10º to 30º of c.a. and less at 60º to 75º like lenses, 2 to 5 cm wide sedimentary Bx zones at 40º of c.a. at 449.55 m 446.0 m 446.80 m Wide apart stockwork of irregular 0.2 to 1 cm wide calcite locally replaced to FG qtz –moderate alteration to sericite, FG to medium size grain subhedral to cubic Py scarce with trz of ss vnlts. Py 3% to 4% in the interval
450.19	460.45	Kuc Caracol Fm 0.1 to 5 cm wide Silts beds 60%, FG to medium size grain S.S. in beds 0.1 to 30 cm wide 40%, lightly wavy bedding at 50º of c.a. P-C to wk QSPC alteration wk to moderate sericite in calcite vnlts, FG anhedral Py in 0.1 to 0.3 cm wide lenses and diss in 0.1 to 0.2 cm diameter dots 4% to 5% 451.60 m – 455.00 m 3 to 4 per meter 0.1 to 0.5 cm wide calcite partially replaced to FG qtz-sericite medium size grain subhedral to cubic Py vnlts at 0º to 25º of c.a., also FG to medium size grain subhedral Py diss in 0.1 to 0.3 cm wide S.S. lenses
		435.60 m 0.8 to 1.2 cm wide FG to medium size grain subhedral Py and 1% of ss less calcite totally replaced to FG qtz-sericite vnlt at 50º of c.a.
460.45	461.50	Fine grain Dacitic dike cutting the sediments beds, wk chlorite-sericite alteration FG anhedral to subhedral Py diss 2% to 3% mainly at 10 to 20 cm from walls, FG black Stibnite? Diss 1% to 2%
461.50	462.28	Wavy 0.1 to 2 cm wide Silts 70%, 0.2 to 4 cm wide FG to medium size grain S.S. beds 30%, bedding at 60º to 70º of c.a., wk QSPC alteration, 5% to 7% of FG anhedral to subhedral Py diss and in 0.1 to 0.2 cm wide lenses with trz of VFG black mineral Stibnite or ss?
462.28	462.85	Bxed and highly fractured Vein zone, 3 to 5 cm wide bands with 40% to 50% of medium to coarse grain size subhedral to cubic Py, 10% to 15% of FG to medium size grain AsPy? Or Jamesonite needles , 2% to 5% of dark brown to black Sph dark red color streak in slickenside and 5% to 10% of calcite totally replaced to FG qtz at 60º of c.a.
462.85	463.90	Old Bxed Silts zone now consolidated moderate qtz wk sericite alteration, 5% of calcite totally replaced to FG qtz in hairline to 0.2 cm wide vnlts in Bx, 15% of FG to medium size grain subhedral to cubic Py, 2% to 3% of dark brown to black Sph < ss filling Bx voids
463.90	465.33	Bx zone 20% to 30% of calcite totally replaced to FG qtz in irregular hairline to 0.2 cm wide vnlts and filling voids, 5% to 10% of FG to medium size grain subhedral Py trz of ss?
456.33	465.53	Fault zone milled rock-sericite FG Py and black mineral ss? at 60º to70º of c.a.

8

465.53	466.10	Dark grey color silicified and Bxed Silts QSP alteration 3% to 5% of FG to medium size grain cubic Py diss some voids trz of ss
466.10	468.10	Wavy bedded 0.1 to 1 cm wide Silts 40%. FG to medium size grain S.S. in beds 0.2 to 15 cm wide 60%, bedding at 50º to 65º of c.a., QSPC alteration 3 in the interval irregular 0.5 to 3 cm wide calcite totally replaced to FG qtz 5% to 10% of FG anhedral to subhedral Py, 2% of dark brown to black Sph vnlts at 10º to 30º of c.a., also irregular hairline to 0.5 cm wide FG anhedral to subhedral Py < brown Sph lenses and less vnlts at 40º to 60ºof c.a. FG anhedral Py in 0.1 to 0.2 cm wide lenses Py 5% in the interval
468.10	470.00	0.1 to 2 cm wide Silts 20%, FG to medium size grain S.S. in irregular wavy 0.1 to 20 cm wide beds 80%, bedding at 70º of c.a., QSPC alteration, 7 in the interval irregular 0.2 to 1 cm wide calcite replaced to qtz-FG subhedral Py black and dark brown Sph < ss vnlts at 10º to 30º of c.a.
470.00	470.30	Crossing of three 0.2 to 1 cm wide calcite replaced to FG qtz-FG subhedral to cubic Py-black and dark brown Sph < ss vnlts at 20º ,50º and 40º of c.a. with 10% to 15%of Py diss in up to 10 cm wide walls, Sulfides 20% to 30% in the interval
470.30	478.00	Medium size grain S.S. in beds 0.5 to 1 m wide 80’%, 10 cm to 50 cm wide intervals of thin bedded Silts-FG S.S. beds 20%, bedding at 50º to 60º of c.a. QSPC alteration 1 cm to 10 cm wide zones with voids product of the alteration, 2 to 4 per meter irregular 0.1 to 4 cm wide calcite totally replaced to FG qtz< FG subhedral Py trz of brown Sph vnlts at 20º to 50º and at 75º to 80º of c.a., FG anhedral Py clouds in some calcite lenses also diss 3% to 5% in 5 to 15 cm wide S.S. intervals
478.00	485.22	No bedded Medium Size grain S.S. 90%, 5 cm to 15 cm wide Silts intervals or fragments 10%, apparent bedding at 60º to 70º of c.a. wk QSPC alteration wk sericite in scarce < 0.1 cm wide calcite to qtz vnlts, 1 to 2 per meter hairline to 0.2 cm wide calcite replaced to FG qtz< sericite few with FG anhedral to subhedral Py vnlts at 10º to 30º of c.a. and at 60º to 75º of c.a. 3 zones 5 cm to 15 cm wide with voids product of alteration FG anhedral Py diss in S.S. 1% to 2%
485.22	489.81	FG to medium size grain S.S. in beds 2 to 10 cm wide 60%, irregular 0.1 to 3 cm wide Silts beds and lenses 40%, bedding at 50º to 65º of c.a., wk QSPC alteration 1 per meter hairline to 0.5 cm wide calcite replaced to FG qtz –FG anhedral to subhedral Py vnlts also Py in 0.1 to 0.2 cm wide lenses and vnlts at 10º to 30º of c.a. Py diss in thin 5 to 10 cm wide S.S. intervals, Py 3% to 5% in the interval
489.81	490.50	4 in the interval 0.3 to 2.5 cm wide calcite replaced to FG qtz with up to 20% of irregular 0.5 to 3 cm long FG subhedral Py aggregates trz of brown Sph and ss vnlts at 15º to 25º of c.a. Py 7%
490.50	495.55	FG to medium size grain S.S. in beds 10 cm to 60 cm wide 60%, wavy 0.1 to 1.5 cm wide Silts 40%, bedding at 50º of c.a., wk QSPC alteration- FG anhedral Py diss and in vnlts 5%, 14 in the interval 0.2 to 2.5 cm wide calcite totally replaced to FG qtz moderate sericite –FG subhedral Py trz of FG AsPy trz of Sph and ss? Vnlts at 30º to 50º of c.a. and at 50º crossing the previous set, some small voids in the wider vnlts.
495.55	500.95	Thin bedded 0.1 to 1 cm wide Silts 90% , FG S.S. beds 10%, bedding at 70º to 80º of c.a. wk QSPC alteration, 3 zones 5 to 90 cm wide of old sedimentary Bx zones with irregular 0.2 to 0.8 cm wide calcite totally replaced to FG qtz- subhedral Py trz of FG AsPy-black Sph and ss vnlts in stockwork FG anhedral Py in 0.1 to 0.3 cm diameter aggregates diss also FG Py in 0.1 to 0.2 cm wide

9

		lenses and in bands in the stockwork zones Py 5% to 7%
500.95	509.20	Kuc Caracol Fm FG S.S. in beds 10 cm to 50 cm wide 80%, 2 to 10 cm wide thin bedded Silts-FG S.S. intervals 20%, bedding at 60º of c.a., P-C to wk QSPC alteration, amount and width of calcite totally replaced to FG qtz vnlts and amount of FG anhedral Py in vnlts and diss decreasing from 3% to 4 per meter and 0.5 to 1 cm wide and 5% of Py at top to 1 to 2 vnlts per meter 0.1 to 0.5 cm wide and 3% of Py at bottom, sericite in few calcite vnlts increasing from wk at top to moderate at bottom
509.20	515.11	0.1 to 2 cm wide Silts beds 85%, wavy FG 0.1 to 0.5 cm wide S.S. beds 15%, scarce 10 cm to 20 cm wide FG to medium size grain S.S. beds at top, bedding at 55º to 65º of c.a. P-C to wk QSPC alteration wk to moderate sericite in calcite vnlts, wk to moderately broken interval, five 2 cm to 10 cm wide fault gouge zones at 45º to 70º of c.a., most along bedding, 5% of irregular broken hairline to 0.2 cm wide calcite totally replaced to FG qtz sericite scarce with FG anhedral Py vnlts at 10º to 20º ,and 40º to 60 of c.a. FG anhedral Py in 0.1 to 0.2 cm wide lenses and diss in small 0.1 to 0.2 cm diameter dots, Py 3% to 4% in the interval
515.11		Reduction to NQ core diameter
515.11	516.35	FG S.S. in beds 10 cm to 60 cm wide 80%, thin bedded Silts 20%, bedding at 50º of c.a. P-C to wk QSPC alteration, 2 fault zones 5 cm and 10 cm wide at 515.11 m and 515.80 m with fragments of 0.1 to 0.5 cm wide calcite totally replaced to FG qtz –FG subhedral to cubic Py, 1% to 2% of black Sph vnlts, also in scarce calcite replaced to FG qtz -FG subhedral Py < black Sph in 0.1 to 0.5 cm wide vnlts at 10º to 30º and 60º like lenses ,
516.35	521.00	Kuc Caracol Fm FG S.S. 90% in beds 20 cm to 50 cm wide, 5 cm to 30 cm wide intervals of 0.1 to 1 cm wide Silts and 0.1 to 0.2 cm wide FG S.S. 10%, bedding at 50º to 70º of c.a., 5 to 10 cm wide sedimentary Bx zones- P-C to wk QSPC alteration, wk to moderate sericite in some calcite vnlts, 4 to 6 per meter hairline to 0.2 cm wide calcite-sericite FG anhedral to subhedral Py vnlts at 10º to 40º of c.a. and in few lenses, trz of black Sph in very scarce vnlts 519.45 m – 520.29 m 5 to 10 cm wide Bx zones-FG anhedral Py 5% in irregular 0.1 to 0.3 cm wide calcite< sericite vnlts and less lenses Py 5%
521.00	525.00	5 cm to 60 cm wide interval of thin bedded 0.1 to 2.5 cm wide Silts and FG S.S. beds 60%, FG to medium size grain S.S. in beds 10 cm to 40 cm wide 40%, bedding at 55º of c.a., wk QSPC alteration, wk sericite, 2 to 4 per meter 0.1 to 0.3 cm wide just one 4 cm wide calcite FG subhedral Py trz to 2% of black Sph with 1% to 2% AsPy vnlts at 10º to 40º of c.a. few FG anhedral Py lenses
525.00	549.00	FG to medium size grain S.S. in beds 10 cm to 2 m wide 70%, 5 cm to 1.5 m wide intervals of thin bedded 0.1 to 2 cm wide Silts-FG S.S. beds 30%, lightly wavy bedding at 50º to 70º of c.a., wk QSPC alteration wk sericite trz of chlorite, 2 to 4 per meter hairline to 1.2 cm wide calcite < sericite-FG anhedral Py very scarce trz of black Sph vnlts at 20º to 40º of c.a. and at 60º to 75º of c.a.
		532.40 m – 534.25 m Irregular 0.5 to 3 cm wide calcite some with small Silts fragments-FG subhedral Py trz of black Sph vnlts in 5 to 30 cm wide stockwork zones scarce 0.1 cm wide black Sph < FG Py vnlts at 40º of c.a. at 534.19 m
549.00	566.05	Medium size grain S.S. in beds 10 cm to 1.5 m wide 60%, 10 cm to 3 m wide intervals of 0.2 to 3 cm wide Silts and FG S.S. beds 40%, few irregular 2 to 5 cm wide Silts fragments in S.S. beds, bedding at 50º to 60º of c.a., wk QSPC alteration, moderate sericite in some fractures and calcite vnlts, 5 to 7 per meter hairline to 0.2 cm wide calcite partially replaced to FG qtz altered to sericite FG to medium size grain subhedral Py vnlts at 30º to 60º of c.a. few at 75º of c.a.,

10

less than 1 per meter with trz of black Sph blade calcite textures in few vnlts.
555.45 m – 556.25 m Fault zone planes at 60º to 75º of c.a. along bedding, 5% of irregular 0.1 to 1 cm wide calcite totally replaced to FG qtz-sericite FG to medium size grain subhedral Py-black Sph vnlts in wide apart stockwork Py 5% to 7%
559.60 m -563.30 m 4 to 6 per meter irregular 0.2 to 1 cm wide subhedral Py- black Sph < calcite replaced to qtz vnlts at 10º to 20º and 70º to 85º of c.a., 10 cm wide Fault Bx zone at 70º to 80º of c.a., with 40% to 50% of calcite totally replaced to FG qtz –trz of black Sph
565.80 m – 566.05 m 3 in the interval old sedimentary Bx zones 1 cm to 7 cm wide formed by calcite replaced to FG qtz < sericite FG subhedral Py and trz to 2% of black Sph vnlts and filling voids in Bx, at 70º of c.a. along bedding
566.05	580.35	FG S.S. beds with irregular micro Silts lenses in beds 15 cm to 1.5 cm wide60%, some Silts fragments in S.S. beds, 10 cm to 1 m wide intervals of 0.2 to 4 cm wide Silts-FG S.S. beds 40%, wavy bedding at 70º at top to 40º at bottom, P-C to wk QSPC alteration wk at top to moderate sericite at bottom of the interval, 1 to 2 per meter hairline to 0.3 cm wide calcite locally and partially replaced to FG qtz< FG anhedral Py vnlts at 10º to 30º and at 60º to 75º of c.a. like lenses
569.30 m – 569.50 m some voids with 5% to 7% of subhedral Py trz of black Sph vnlts in wide apart stockwork
580.35	59.65	Fine to medium size grain S.S. in beds 5 cm to 1.5 m wide 50%, irregular 10 cm to 40 cm wide intervals of 0.2 to 4 cm wide Silts-FG S.S. beds 50%, bedding at 40º to 60º of c.a., wk QSPC alteration, moderate sericite in calcite vnlts and lenses, also in micro fractures, 6 to 8 per meter irregular hairline to 0.4 cm wide calcite locally replaced to FG qtz-sericite-FG anhedral to subhedral Py- very scarce trz of black Sph vnlts at 0º to 30º of c.a. and like lenses at 40º to 60º of c.a., 1% of FG anhedral Py clouds, small voids with druse calcite to qtz trz of black Sph or ss in 2 cm to 5 c wide zones
591.65	596.30	Medium size grain S.S. in beds 15 cm to 90 cm wide 90%, 0.1 to 1 cm wide Silts and 0.1 to 0.2 cm wide FG S.S. intervals 10% at top of the interval, bedding at 50º to 60º of c.a., QSPC alteration moderate sericite in micro-vnlts filling voids and diss in S.S. beds, 10 to 12 per meter 0.1 to 0.3 cm wide calcite totally replaced to FG qtz altered to sericite-FG to medium size grain subhedral Py vnlts at 40º to 60º of c.a., some in crossed angles, FG anhedral Py diss in S.S. , Py in the interval 2% to 3%
592.07 m – 592.50 m Bx zone voids partially filled with sericite FG anhedral to subhedral Py and FG to medium size grain subhedral Py 5% to 8%
592.07 Fault zone lost water
596.30	610.00	0.1 to 2 cm wide Silts-FG S.S. 98%, 2% of medium size grain S.S. beds 10 cm to 30 cm wide 2%, wavy and irregular bedding at 40º to 50º of c.a. and at 30º from 608 m to 610 m depth, moderately broken zone 2 cm to 15 cm wide fractured zones, 1 to 3 per meter irregular 2 cm to 15 cm wide silicified intervals with small voids, some of them along bedding and at 30º and 70º of c.a. filled with 5% to 10% of VFG anhedral to botryoidal Py-FG to medium size grain subhedral Py , blade, less calcite totally replaced to FG qtz-sericite in irregular hairline to 1 cm wide very scarce 1.5 cm to 4 cm wide vnlts, some druse and blade textures, trz of VFG black mineral staining some qtz vnlts ss?, trz of black Sph, 1% to 2% of FG anhedral Py forming 0.1 cm long cubic aggregates diss and forming 0.1 cm wide lenses, Py 4& to 6% in the interval
605.64 m – 605.74 m Fault zone only dark grey mud recovered

11

610.00	612.20	Kuc Caracol Fm wavy 0.1 to 0.5 cm wide Silts-FGS.S. beds, 100%, wavy irregular bedding at 20º to 30º of c.a., QSPC alteration wk to moderate sericite, 2 to 3 per meter 0.1 to 2.5 cm wide FG subhedral Py < calcite replaced to FG qtz- sericite vnlts at 20º to 30º and at 60º to 70º of c.a., FG anhedral Py diss 2% to 3%
612.20	612.40	Fault veinlet zone planes at 30º to 50º of c.a., 2.5 cm wide calcite totally replaced to FG qtz-sericite wkly altered to chlorite-FG subhedral to cubic Py. Trz of AsPy and ss vnlt
612.40	620.00	Thin bedded 0.1 to 1 cm wide Silts 98%, 20 cm wide FG to medium size grain S.S. beds 5%, lightly wavy bedding at 30º to 40º of c.a., P-C to wk QSPC alteration wk sericite in scarce < 0.1 cm wide vnlts-FG anhedral Py diss 2% in S.S. beds, 2 to 4 per meter < 0.1 cm wide FG anhedral Py trz of calcite replaced to FG qtz-sericite vnlts at 10º to 30º of c.a.
617.12 m 3 cm wide Fault gouge zone at 85º of c.a.
		616.00 m – 620.00 m 4% to 5% of FG anhedral Py in < 0.1 cm wide calcite to sericite vnlts at 10º to 30º of c.a.
620.00	631.20	Kuc Caracol Fm 0.1 to 5 cm wide Silts beds 70%, 0.1 to 12 cm wide FG S.S. beds 30%, bedding at 50º to 60º of c.a., P-C to wk QSPC alteration in the interval, light grey color rock QSPC alteration from 627.54 m to 628.80 m, 1 to 2 per meter hairline to 0.3 cm wide calcite < FG anhedral Py trz of AsPy vnlts at 10º to 20º of c.a. and less at 50º to 60º like lenses, FG anhedral Py in 0.1 to 0.2 long cubic aggregates diss 2% mainly in S.S. beds
631.20	634.00	0.1 to 1 cm wide Silts 70%, FG S.S. 30% lightly wavy bedding at 60º of c.a., FG subhedral to cubic Py < AsPy trz of dark brown Sph diss in 0.1 to 0.2 cm wide lenses, 3% of irregular hairline to 1 cm wide calcite partially replaced to FG qtz lenses and vnlts at 10º to 30º of c.a. Total sulfides in the interval 3% to 4%
634.00	656.95	FG to medium size grain S.S. in beds 5 cm to 1.10 m wide 70%, 5cm to 30 cm wide intervals of 0.1 to 3 cm wide Silts-FG S.S. beds 30%, lightly wavy bedding at 50º to 65º of c.a., P-C to wk QSPC alteration FG anhedral Py diss in S.S. also in 0.1 to 0.3 cm wide aggregates or clouds, 1 to 2 per meter hairline to 0.2 cm wide FG subhedral Py-trz of AsPy lenses, less than 1 per meter hairline to 0.8 cm wide calcite-trz of FG anhedral Py and very scarce dark brown Sph vnlts at 10º to 30º of c.a.
		652.00 m – 654.41 m 12 in the interval 0.2 to 1.8 cm wide calcite locally and partially replaced to FG qtz < FG to medium size grain subhedral Py some blade crystals of Py, trz of AsPy and scarce dark brown Sph vnlts at 20º to 30º of c.a. and at 60º to 75º of c.a. like lenses
656.95	664.05	Silts –FG S.S. in beds 0.1 to 2 cm wide intervals 40%, FG to medium size grain S.S. in beds 5 cm to 35 cm wide 40%, wavy bedding at 60º to 85º of c.a., P-C to wk QSPC alteration, 3 to 5 per meter irregular hairline to 2 cm wide calcite replaced to FG qtz-subhedral Py trz of AsPy vnlts just one 2 cm wide with 1% of black Sph, vnlts at 10º to 30º of c.a. and at 60º to 85º like lenses, FG anhedral Py trz to 1% diss and in clouds, Py 2% to 3% in the interval 661.37 m 2.0 cm wide calcite-FG subhedral to cubic Py 1% of dark brown to black Sph vnlt at 65º of c.a.
664.05	666.60	FG to medium size grain S.S. in beds 6 cm to 45 cm wide 98%, 1 to 12 cm Silts intervals 2%, bedding at 60º to 80º of c.a. P-C to wk QSPC alteration FG anhedral Py diss 1% in S.S. beds, 2 to 3 per meter hairline to 0.4 cm wide calcite locally replaced to FG qtz-FG anhedral Py vnlts and lenses
666.60	666.90	1.0 to 1.2 cm wide subhedral to cubic Py 30%, AsPy 10%, ss and dark brown Sph 2% in calcite replaced to FG qtz vnlt at 10º to 20º of c.a.

12

666.90	669.00	Irregular 5 to 50 cm wide old sedimentary Bx zones with stockwork of 0.2 to 1.5 cm wide calcite totally replaced to FG qtz-FG anhedral to subhedral Py trz of brown Sph in very scarce vnlts among wk QSPC altered Silts-FG S.S. 0.1 to 5 cm wide beds at 60º of c.a. some small voids in Bx zones
669.00	677.52	Kuc Caracol Fm 0.1 to 3 cm wide Silts beds 70%-FG S.S. in beds 0.2 to 1 cm wide 20%, FG to medium size grain S.S. beds 2 to 5 cm wide 10%, bedding at 60º to 70º of c.a., P-C alteration, one 35 cm wide interval with QSPC alteration from 676.40 m to 676. 75 m moderately fractured interval 6 to 8 fractures per meter most along bedding, 2 to 3 per meter 2 cm to 25 cm wide intervals with voids and wk WQSPC alteration at 20º to 30º of c.a. with calcite replaced to FG qtz<sericite-FG anhedral and less blade Py diss irregular vnlts and filling voids- FG anhedral Py diss in small clouds 2%, Py in the interval 3% to 4%
677.52	686.90	Kuc Caracol Fm 0.1 to 1 cm wide Silts 85%, 0.1 to 5 cm wide FG S.S. beds 15% lightly wavy bedding changing from 0º to 10º of c.a. at top to 50º at bottom, P-C to wk QSPC alteration moderate to advanced QSPC alteration from 681.30 m to 681.50 m FG anhedral PY diss trz to 1%also FG Py in irregular 0.1 to 0.2 cm wide lenses and clouds
679.80 m – 679.95 m Fault Bx zone 5% of calcite replaced to FG qtz altered to sericite 3% to 5% FG anhedral Py
		681.30 m – 681.50 m light grey to green color rock old fault zone? Soap appearance FG anhedral Py 2% to 3% in irregular 0.1 to 0.3 cm wide lenses, 0.5 to 0.8 cm wide calcite replaced to FG qtz < 1% of FG Py vnlt at 50º of c.a. at top of the interval
686.90	692.82	Silts in beds 0.1 to 2 cm wide 90%, FG S.S. in beds 0.1 to 1 cm wide 10%, bedding at 50º of c.a., P-C to wk QSPC alteration wk sericite at bottom of the interval, two 5 cm wide sedimentary Bx intervals with small voids and irregular calcite replaced to FG qtz < sericite FG anhedral Py vnlts and filling Bx voids FG anhedral to subhedral Py in 0.1 to 0.2 cm wide lenses and less 0.1 to 0.2 cm wide calcite to qtz vnlts at 0º to 20º of c.a. Py 3% to 4%
692.82	714.40	FG to medium size grain S.S. in beds 2 cm to 1.5 m wide 60%, 0.1 to 3 cm wide beds Silts-FGS.S. beds in 5 cm to 90 cm intervals 40%, bedding at 50º to 65º of c.a., P-C to wk QSPC alteration moderate sericite in calcite vnlts in micro fractures and wk diss in S.S. beds, 4 to 6 per meter 0.1 to 5 cm wide calcite locally moderately replaced to FG qtz partial alteration to sericite vnlts at 10º to 40º of c.a. and like lenses few of them with trz to 2% of FG anhedral Py, trz to 1% of FG anhedral Py diss, scarce 5 cm to 15 cm wide old sedimentary Bx intervals along bedding
714.40	718.48	Kuc Caracol Fm 0.5 to 2 cm wide Silts beds 70% FG to medium size grain 0.5 to 40 cm wide S.S. beds 30% some irregular 0.2 to 2 cm wide Silts fragments in S.S. beds, QSPC alteration trz of FG anhedral Py in < 0.1 cm long clouds, irregular 0.1 to 1 cm wide beds with 2% to 4% of FG anhedral Py diss at bottom of the interval, 1 to 2 per meter hairline to 1.2 cm wide calcite vnlts at 10º to 30º of c.a. , scarce 2 to 5 cm wide stockwork zones of thin calcite vnlts.
718.48	718.90	Fault vein zone planes at 70º of c.a. two irregular 5 cm and 15 cm wide BX intervals with 10% to 20% of irregular 0.1 to 1 cm wide calcite moderately to totally replaced to FG qtz vnlts and fragments –FG to medium size grain subhedral to cubic Py 5% and 10% of dark grey color mud trz of milled ss?
718.90	719.15	wk QSPC altered Silts 5% of irregular 0.1 to 0.2 cm wide calcite replaced to FG qtz trz to 5% of FG anhedral Py vnlts at 10º to 30º of c.a. and at 60º to 75º of c.a.
719.15	719.40	Irregular Bxed veinlet interval at 60º of c.a. formed by 30º to 40º of calcite

13

		locally replaced to FG qtz-10% of FG to medium size grain subhedral Py 2% of dark brown Sph, 1% of ss vnlts fragments.
719.40	726.15	Kuc Caracol Fm Silts 90% FG S.S. in irregular wavy 0.2 to 3 cm wide beds and lense4s 10%, bedding changing from 0º to 20º of c.a. at top to 50º-60º at bottom, P-C alteration 1% of FG anhedral Py clouds and in 0.1 cm wide lenses, 1 every 2 meters 0.1 to 0.2 cm wide calcite z FG to medium size grain subhedral Py vnlts at 10º to 30º scarce calcite banded lenses up to 1 cm wide
726.15	730.50	Medium size grain S.S. in beds 10 cm to 1.5 m wide 80%, 2.5 cm to 17 cm wide intervals of wavy 0.1 to 3 cm wide Silts and 0.1 to 1 cm wide FG S.S. beds 20%, wavy bedding at 50º to 60º of c.a., P-C to wk QSPC alteration wk to moderate sericite in calcite vnlts walls trz of sericite diss in some S.S: beds, 2 to 3 per meter hairline to 0.1 cm wide calcite locally replaced to FG qtz-sericite FG anhedral Py vnlts at 0º to 20º of c.a. and lenses at 60º of c.a.
		729.14 m – 729.50 m 7 in the interval irregular 0.2 to 2 cm wide calcite most replaced to FG qtz-FG medium size grain subhedral Py-< As Py and dark brown Sph vnlts at 60º to 70º of c.a. one 2 cm wide vnlt with irregular 0.2 to 0.5 cm wide sub angular Silts fragments in calcite groundmass
730.50	734.90	0.1 to 2 cm wide Silts beds 50% FG to medium size grain S.S. in beds 3 cm to 65 cm wide, wavy bedding at 60º of c.a., P-C alteration, 3 to 5 per meter hairline to 2 cm wide calcite wk sericite vnlts at 30º to 60º of c.a.
734.90	736.25	Irregular 0.2 to 1 cm wide calcite few partially replaced to FG qtz -1% to 2% FG anhedral Py vnlts in stockwork trz of chlorite in some calcite vnlts.
736.25	748.25	Thin bedded 0.1 to 1 cm wide Silts beds 80%, irregular 0.1 to 1 cm wide few 2 cm to 5 cm wide FG S.S. beds and irregular lenses 10%, FG to medium size FG grain S.S. in beds 15 cm to 35 cm wide 10%, wavy bedding at 50º to 70º of c.a., P-C to wk QSPC alteration, two 30 cm and 65 cm wide intervals of light grey color wk QSPC altered rock at top and bottom of the interval, 1 to 2 per meter hairline to 2 cm wide calcite vnlts at 0º to 10º of c.a. and at 60º to 85º of c.a. trz to 1% FG anhedral Py diss in irregular clouds and lenses in some S.S. beds
748.25	756.33	Kuc Caracol Fm 0.1 to 6 cm wide Silts beds 80%, wavy 0.1 to 4 cm wide FG S.S. beds 20%, wavy bedding at 60º to 70º of c.a., P-C alteration wk sericite in some micro fractures at bottom of the interval, 1 to2 per meter hairline to 1.5 cm wide calcite trz of Fg anhedral Py vnlts at 0º to 30º and less at 60º to 70º of c.a. FG anhedral Py clouds trz
756.33	759.70	FG S.S. in beds 10 cm to 30 cm wide 90% two 5 cm wide intervals of thin bedded 0.1 to 2 cm wide Silts-FG S.S. beds 10%, wavy bedding at 50º to 70º of c.a. P-C to wk QSPC alteration moderate sericite in some calcite vnlts walls and trz diss in S.S. beds, 3 to 4 per meter 0.2 to 7 cm wide calcite-sericite trz of FG anhedral Py vnlts at 20º to 50º of c.a.
759.70	765.60	Kuc Caracol Fm 0.1 to 2 cm wide Silts 80%, wavy 0.1 to 3 cm wide FG S.S. beds 20%, wavy bedding at 60º to 75º of c.a., P-C alteration 1 every 2 meters hairline to 0.2 cm wide calcite vnlts just one 0.8 cm to 1 cm wide bended calcite lens in the interval, trz of FG anhedral Py clouds
765.60	767.60	Old Sedimentary Bx QSPC alteration stockwork of irregular 0.2 to 3 cm wide calcite wkly replaced to FG qtz trz of FG anhedral Py vnlts
767.60	780.55	FG S.S. in beds 1 to 2 m wide 95%, four 3 to 30 cm wide intervals of thin bedded Silts-FG S.S. beds 5%, wavy bedding at 60º to 70º of c.a., P-C to wk QSPC alteration wk to moderate sericite in fractures, in calcite vnlts walls and trz diss in S.S. beds, 2 to 4 per meter 0.1 to 0.2 cm wide calcite < sericite trz of Fg subhedral Py vnlts at 20º to 30º of c.a. few at 60º of c.a.

14

780.55	784.10	Irregular 0.5 to 5 cm wide sub angular Silts fragments or lenses 50% in FG S.S. irregular 0.2 to 20 cm wide beds 50%, slump features very irregular bedding at 60º to 80º of c.a., P-C alteration 1 per meter irregular 0.5 to 1.8 cm wide calcite lenses, less than 1 per meter < 0.1 cm wide calcite vnlts at 30º of c.a. and at 60º to 80º of c.a. lenses, trz to1% FG anhedral Py clouds and in small < 0.1 cm diameter diss dots in some S.S. beds
784.10	787.90	FG to medium size grain S.S. in beds 5 cm to 25 cm wide 85%, 2 to 10 cm wide thin bedded Silts beds 15%, lightly wavy bedding at 60º to 75 ºof c.a. PC to wk QSPC alteration wk to moderate sericite in calcite vnlts walls, 3 to 4 per meter 0.1 to 1 cm wide calcite partially and locally replaced to FG qtz FG anhedral to subhedral Py, trz of dark brown Sph in just one vnlts at 30º to 40º of c.a. and at 60º to 70º of c.a. lenses, FG anhedral Py diss 1% to 2% in S.S beds also in irregular 0.1 to 0.3 cm wide vnlts at 10º of c.a. and lenses at 60º of c.a., Py 2% to 3% in the interval.
787.64 m 2 cm wide Fault gouge zone at 60º of c.a. along bedding
		787.90 m – 788.20 m Stockwork of irregular folded 0.1 to 1.5 cm wide calcite replaced to FG qtz-trz to 1% of FG anhedral Py vnlts
787.90	803.76	Kuc Caracol Fm 0.1 to 5 cm wide Silts beds 70%, 0.1 to 3 cm wide FG S.S. beds 15%, medium size grain S.S. in beds 5 cm to 30 cm wide 15% lightly wavy bedding at 70º to 90º of c.a. wk P-C alteration, 1 to 2 per meter hairline to 1.2 cm wide calcite vnlts at 10º to 30º of c.a. few at 60º to 85º of c.a., trz of FG anhedral Py in 0.1 to 1 cm long clouds
803.76		End of hole

15

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	January 28 / 2006
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES	11

Summary of DDH QTA-38-06; 699,102 E; 2,652,792 N, 1934 m ASL 340°/-60°, Orion area
From	To	Description
0.00	12.80	No recovery drilled with tricone bit- Casing
12.80	32.10	Kuc Caracol Fm 0.1 to 3 cm wide grey color Silts beds 80%, 0.1 to 1 cm wide wavy S.S. beds 20%, increase to 40% of wavy beds and some sub rounded FG S.S. lenses at bottom of the interval, bedding at 50º to 70º of c.a. P-C alteration wk bleaching light grey to grey color rock, wk oxidation to brown Goethite in < 0.1 cm wide vnlts walls, 2 to 3 per meter 0.1 to 0.3 cm wide scarce up to 1 cm wide calcite trz of Goethite vnlts at 20º to 40º of c.a., 1 every 2 meters same width lenses
32.10	32.50	Irregular sedimentary Bx FG S.S. 40% to 50% in irregular beds up to 5 cm wide, 6 in the interval 0.1 to 0.3 cm wide calcite wkly and irregularly replaced to FG qtz-trz to 3 % FG anhedral Py
32.50	32.80	Bx zone at 50º of c.a. 0.1 to 0.3 cm wide Silts and S.S. fragments in Qtz groundmass in light grey color Silts/S.S. irregular beds P-C to wk QSPC alteration moderate sericite, 10% of irregular calcite totally replaced to FG qtz filling voids and also in few 0.5 to 1 cm wide 7% to 10% of FG anhedral Py yellow clays, less FG galena and trz of ss vnlts.
32.80	34.72	Kuc Caracol Fm 0.2 to 4 cm wide Silts 80%, irregular and wavy 0.1 to 1 cm wide FG S.S. beds irregular, wavy bedding with some slump features at 20º to 50º of c.a. wk P-C to wk QSPC alteration, 3 to 5 per meter irregular 0.1 to 0.7 cm wide calcite replaced to FG qtz trz to 3% of FG Py vnlts at 50º to 85º of c.a.
34.72	35.80	5 irregular 0.5 to 3 cm wide calcite partially replaced to FG qtz black calcite, trz to 1% of FG anhedral Py trz of FG Gn and ss vnlts small Bxed zones in some vnlts walls.
35.80	43.35	Kuc Caracol Fm 0.1 to 2 cm wide Silts 80% to 95%, 0.1 to 0.5 cm wide FG S.S. beds 5% to 10%, folded zone bedding changing from 60º to 70º of c.a. at top to 10º to 30º at bottom wk P-C to wk QSPC alteration moderate sericite 10 cm wide Fault at 42.20 m at 40º of c.a., 2 to 3 per meter 0.1 to 0.3 cm wide calcite sericite- trz to 1% of FG anhedral Py vnlts at 50º to 60º of c.a., FG anhedral Py aggregates clouds and irregular 0.1 to 0.3 cm wide lenses Total Py 2%
43.35	50.00	Kuc Caracol Fm Silts 60% in beds 0.5 to 3 cm wide FG to medium size grain light grey color irregular S.S. beds 40%, some sedimentary Bx sections formed by sub angular 0.5 to 4 cm long Silts fragments in wavy 0.2 to 3 cm wide

1

		medium size grain S.S. lenses, Wk QDPC alteration moderate sericite alteration, 1 to 2 per meter 0.2 to 1.5 cm wide calcite vnlts local sericite in few 0.1 to 0.3 cm wide vnlts with trz to 1% of black Sph lenses
50.00	64.00	Kuc Caracol Fm 0.1 to 3 cm wide Silts 80%, 0.2 to 2 cm wide irregular wavy S.S. beds 20%, sandstone beds changing from FG and medium size grain in wavy beds at top to FG and wkly wavy beds at bottom, bedding changing from 0º to 10º at top to 60º at 53-54 ; 0º at 58 m and 40º to 50º of c.a. at bottom, P-C alteration 2 to 3 per meter irregular 0.1 to 0.3 cm wide calcite trz of sericite vnlts at 10º to 30º of c.a.
		58.60 m 58.85 m Irregular 1.0 to 2 cm wide calcite totally replaced to FG qtz-FG anhedral Py 5% trz of Sph, stibnite vnlt or lens at 30º of c.a.
		60.80 m-61.00 m 4 in the interval 0.3 to 1.7 cm wide calcite totally replaced top FG qtz trz of sericite FG anhedral Py 2%, trz of Sph and ss vnlts at 50º to 60º of c.a.
		63.00 m -63.20 m 2 cm wide calcite totally replaced to FG qtz FG anhedral Py 5% trz of Gn-Sph and ss lens at 40º of c.a.
64.00	76.30	Kuc Caracol Fm 0.1 to 3 cm wide Silts beds 80% to 85%, light grey 0.1 to 0.5 cm wide FG S.S. beds 10% to 15%, P-C alteration wk sericite in few calcite vnlts walls, bedding at 40º to 50º of c.a., 4 to 6 per meter 0.1 to 0.3 cm wide few up to 1 cm wide calcite few with trz of FG anhedral Py vnlts at 10º to 30º and like lenses at 40º to 50º of c.a.
76.30	78.33	3 in the interval irregular 0.5 to 2 cm wide banded and re-crystallized calcite-light yellow color clays-trz of FG Gn and black Sph vnlts at 25º to 30º of c.a.
78.33	99.00	Kuc Caracol Fm 0.5 to 2 cm wide Silts beds 80%, 0.1 to 0.5 cm wide FG S.S. beds 20% bedding at 70º to 80º of c.a. except from 76 m to 86 m at 30º to 60º of c.a. P-C to wk QSPC alteration 3 per meter 0.3 to 0.5 cm wide calcite wkly and locally replaced to FG qtz with 3% to 5% of FG anhedral Py vnlts at 20º to 40º of c.a.
76.40 m 1 cm wide calcite replaced to FG qtz trz of black Sph vnlt
		78.00 m 1.5 cm wide calcite replaced to FG qtz trz of Zn oxides 2% pf FG anhedral Py at 10º of c.a.
99.00	107.80	0.5 to 2 cm wide Silts beds 80%, light grey color lightly bleached FG S.S. in beds 0.2 to 0.5 cm wide 20%, bedding from 80º at top to 50º of c.a. at bottom, P- C to wk QSPC alteration, 3 to 4 per meter 0.1 t 0.5 cm wide calcite vnlts 4 vnlts in the interval partially replaced to FG qtz- at
101.40 m to 101.50 m 15 cm wide at 70º of c.a., 3% to 5% of FG anhedral Py-trz of Sph-FG- Gn
104.20 m 2 cm wide at 10º of c.a.; FG anhedral Py 3% and trz of brown Sph
106.15 m 3 cm wide 5% of Sph-Gn in needles filling voids along bedding
		106 .8 m 1 cm wide 10% FG anhedral Py trz of brown Sph
107.80	117.60	Kuc Caracol Fm 0.5 to 2 cm wide Silts beds 80%, light grey color FG grain 0.2 to 0.5 cm wide S.S. beds 20%, bedding at 30º to 50º of c.a. P-C to wk QSPC alteration, 1 to 2 per meter 0.2 to 1 cm wide calcite trz to 3% of FG anhedral Py at 30º to 40º of c.a. few at 70º of c.a.
117.60	119.80	Faulted zone 0.1 to 1 cm long rock fragments in 5 to 10 cm gouge zones with moderate sericite , main fault zone from 117.80 m to 118.80 m at 30º of c.a. Bx gouge zone from 118.80 to 119.0 m

2

119.80	140.0	Kuc Caracol Fm 0.2 to 2 cm wide Silts beds 90%, 0.2 to 0.5 cm wide FG S.S. beds 10%, folded zone bedding changing from 90º to 20º from top to 137.0 m 40º to 137.60 m 90º at 139 m and 60º at bottom, P-C to wk QSPC alteration, from 125.60 m to 126.80 m slickensides at 10º to 60º of c.a. with trz of Zn oxides, 1 per meter 0.2 cm wide calcite few partially replaced to FG qtz-2% to 3% of FG anhedral Py vnlts at:
128.90 m 1 cm wide trz to 3% of brown Sph brown Zn oxides FG Py 4% at 40º of c.a.
134.10 m 1 cm wide 3% of brown Sph 10% of FG anhedral Py vnlt at 80º of c.a.
137.30 m to 137.40 m 3 vnlts 0.2 cm wide of calcite-5% of FG anhedral Py 3% of black Sph at 40º of c.a.
		138.50 m 1 cm wide calcite trz of Zn-Ox vnlt at 60º of c.a.
140.0	157.60	Kuc Caracol Fm 0.5 to 5 cm wide Silts beds 80%, 0.1 to 0.5 cm wide FG S.S. beds 20%, bedding at 60º at top to 40º of c.a. at bottom, P-C to wk QSPC alteration, Fault zones at 147.70 m to 147.80 m and at 150.80 m to 151.19 m at 40º of c.a. 3 to 4 per meter 0.2 to 1 cm wide few up to 6 cm wide calcite- FG anhedral to subhedral Py trz to 5% vnlts at 30º to 50º of c.a. 140.10 m to 141.54 m wide apart stockwork zone of 0.1 to 6 cm wide calcite- FG subhedral Py 2% to 5% vnlts few vnlts partially replaced to FG qtz with 5% to 10% of VFG anhedral to subhedral Py and 3% to 7% of black Sph at
141.60 m 1 cm wide calcite partially replaced to FG qtz 5% of FG black Sph and 10% of FG subhedral Py
143.30 m -143.40 m 0.3 cm wide 7% of black Sph and FG subhedral Py 5% at 50º of c.a.
147.0 m 2 cm qtz-black Sph 5% at 50º of c.a. 147.70 m 7 cm wide Fault gouge zone at 30º of c.a.
		148.30 m 0.5 cm wide qtz- 5% of black Sph vnlt at 60º of c.a. 151.48 m -151.90 m 42 cm wide calcite partially replaced to FG qtz FG anhedral to subhedral Py 5% at 60º of c.a.
157.60	182.80	Kuc Caracol Fm 0.2 to 5 cm wide Silts beds 85%, 0.2 to 0.4 cm wide FG S.S. beds 15%, bedding at 20º at top to 90º in the middle and at 15º of c.a. at bottom, P-C alteration, 1 per meter 0.2 to 0.3 cm wide calcite –trz to 3% of FG subhedral Py vnlts at 10º to 30º of c.a.
182.80	205.40	0.5 to 4 cm wide Silts beds 90%, 0.2 to 0.5 cm wide FG S.S. beds 10%, bedding at 60º at top 70º in the middle and at 40º at bottom of the interval, 4 per meter 0.2 to 1 cm wide few 2 to 5 cm wide calcite-trz to 3% of FG Py-vnlts at 70º to 80º of c.a.
		184.60 m to 185.40 m 4 in the interval 0.5 to 4 cm wide calcite trz of yellow clays and brown Goethite vnlts at 50º of c.a.
205.40	210.00	Kuc Caracol Fm 0.5 to 3 cm wide Silts beds 80%, 0.2 to 0.4 cm wide FG S.S. beds 20%, bedding at 40º of c.a.3 in the interval 0.2 cm wide calcite-trz of FG Py vnlts at 30º and just one vnlt at 80º of c.a.
210.00	238.90	Caracol Fm 0.5 to 3 cm wide Silts beds 80%, 0.2 to 1 cm wide FG S.S. beds 20%, bedding changing from 40º to 60º of c.a. at top to 30º at bottom, P-C alteration, 1 per meter 0.2 to 1 cm wide few 2 to 4 cm wide calcite trz to 2% of FG anhedral Py vnlts at 50º to 70º of c.a. few at 30º of c.a., few 1 to 30 cm wide faulted broken gouge zones
		212.45 m 2 cm wide calcite-3% of FG anhedral Py vnlt at 50º of c.a.

3

216.30 m 1 cm wide calcite-trz of FG anhedral Py vnlt at 60º of c.a.
217.15 m 30 cm wide broken zone
222.20 m 5 cm wide calcite-FG anhedral Py trz vnlt at 70º of c.a.
227.50 1 cm wide calcite FG Anhedral Py trz vnlt at 60º of c.a.
234.30 m 0.5 cm wide calcite-FG anhedral Py trz vnlt at 30º of c.a.
238.90 m 2 cm wide calcite-3% of FG Py vnlt at 50º of c.a.
		239.20 m 1 cm wide Fault gouge zone at 50º of c.a.
238.90	267.10	Kuc Caracol Fm 0.5 to 5 cm wide Silts beds 70%, 0.2 to 1 cm wide few 3 to 6 cm wide FG S.S. beds 30% bedding changing from 30º of c.a. at top to 5º at 250 m and 40º of c.a. at bottom of the interval, P-C alteration, 2 to 3 per meter 0.3 to
0.5 cm wide few up to 2 cm wide calcite-trz to 2% of FG anhedral Py vnlts at
50º to 70º of c.a. from 242.0 to 245 m; from 249 to 255; from 262 to 267.10 m
242.30 m 0.5 cm wide calcite-trz of FG Py vnlt at 70º of c.a.
245.0 m 0.5 cm wide banded calcite with 0.1 to 0.2 cm wide FG Py lenses at 30º
of c.a.
253.80 m 2 cm wide calcite vnlt and 5 cm wide sedimentary Bx at 70º of c.a.
258.85 m 1 cm wide calcite vnlt at 50º of c.a.
264.20 m 2 cm wide calcite with thin Bx zones formed by 0.5 cm long Silts
Fragments with VFG Py diss up to 3% at 20º of c.a.
		266.30 m 1 cm wide calcite vnlt at 85º of c.a.
267.10	280.00	Kuc Caracol 0.5 to 3 cm wide Silts beds 80%, 0.5 to 3 cm wide FG S.S. beds
20%, bedding at 20º of c.a. P-C alteration 1 per meter 0.5 cm wide few up to 3 cm wide calcite few with FG subhedral Py vnlts at 30º to 50º of c.a. few at 80º of
c.a.
272.80 m to 273.0 m stockwork of 0.1 to 1 cm wide calcite-FG subhedral Py vnlts
270.30 m 3 cm wide calcite-trz of FG subhedral Py vnlt at 80º of c.a.
273.90 m 0.5 cm wide calcite vnlt-trz of FG Py vnlt at 80º of c.a.
		276.45 m 0.5 cm wide calcite vnlt at 40º of c.a.
280.00	296.00	Kuc Caracol Fm 0.5 to 7 cm wide Silts beds 95%, irregular 0.2 to 2 cm wide FG
S.S. beds and lenses 5%, bedding at 40º to 50º of c.a. except from 282.30 m to
283.0 m where bedding is at 90º of c.a.3 to 5 per meter, P-C alteration, 3 to 5 per meter irregular 0.1 to 0.8 cm wide calcite few with trz of FG anhedral Py vnlts at 20º to 40º and less at 60º to 80º of c.a.
281.80 m to 282.10 m stockwork zone of 0.1 to 0.5 cm wide calcite trz of FG
		anhedral to subhedral Py vnlts
296.00	297.30	0.1 to 3 cm wide Silts beds 70%, FG S.S. 30% Folded zone wavy irregular beds changing from 60º to 0º and at 70º of c.a. at the bottom, 0.1 to 1 cm wide calcite trz of FG anhedral Py vnlts in wide apart stockwork
297.30	306.14	Kuc Caracol Fm irregular 0.1 to 2 cm wide Silts beds 80%, 0.1 to 1 cm wide FG S.S. beds 20%, wavy bedding at 50º to 70º of c.a. P-C alteration, 4 to 6 per meter irregular 0.1 to 1.5 cm wide calcite few with trz of FG anhedral Py vnlts at 20º to 40º and less at 60º to 80º of c.a.
306.14	306.45	$0% of irregular 0.1 to 3 cm wide banded calcite with thin 0.1 to 0.5 cm wide dark Silts or organic material layers FG subhedral Py diss 2% to 3%
306.45	318.65	Caracol Fm 0.1 to 2 cm wide Silts beds 90%, 0.1 to 1 cm wide FG S.S. beds
10%, bedding changing from 85º at top to 0º at 312 m and 70º-80º at bottom, PC alteration
311.22 2.5 cm wide calcite partially replaced to FG qtz and about 20% of FG
		anhedral Py vnlt at 60º of c.a.

4

318.65	319.00	30 cm of 20% of irregular 0.1 to 0.5 cm wide calcite banded vnlts 318.95 5 cm wide Fault gouge zone at 80º of c.a.
319.00	327.40	Kuc Caracol Fm 0.2 to 2 cm wide Silts beds 90%, 0.2 to 0.3 cm wide FG S.S. beds 10%, bedding at 70º of c.a. P-C alteration, broken intervals from 321.50 m to 321.60 m; 322.0 m to 322.10 m; 323.80 m 324.00; 324.70 m to 324.90 m, 2 to 3 per meter 0.3 to 1 cm wide few 3 to 10 cm wide calcite few with trz to 5% of FG subhedral to cubic Py vnlts at 50º to 70º of c.a. few at 90º of c.a.
327.40	332.50	Fault zone 0.1 to 2 cm long rock fragments in milled rock groundmass FG subhedral Py diss 1%, 327.40 m to 327.50 m 3% of 0.1 to 0.3 cm long Qtz fragments, fault planes at 70º of c.a.
332.50	338.70	Kuc Caracol Fm 0.5 to 2 cm wide Silts beds 80%, 0.2 to 0.5 cm wide FG S.S. beds 20%, bedding at 60º of c.a. P-C alteration 2 fault zones one from 333.26 m to 333.37 m at 70º of c.a. and from 338.30 m to 338.70 m with broken calcite partially replaced to FG qtz –trz of brown Sph and 5% of FG Py vnlts fragments at 40º of c.a. 2 per meter 0.1 to 0.5 cm wide few up to 2 cm wide calcite partially replaced To FG qtz-FG to medium size grain subhedral Py 5% to 10% vnlts at 30º to 60º of c.a. few at 80º of c.a. 0.5 cm wide FG anhedral Py irregular lenses 1% to 2%
338.70	349.20	Kuc Caracol Fm 0.5 to 3 cm wide Silts beds 80%, 0.2 to 0.5 cm few up to 3 cm wide FG S.S. beds 20%, bedding at 60º of c.a. P-C alteration 345.0 m to 345.20 m Sedimentary Bx Silts fragments in calcite groundmass and 5% of FG Py diss., broken core from 342.50 m to 342.70 m from 343.51 m to 343.61 m, from 348.50 m to 348.70 m 2 per meter 0.1 to 2 cm wide calcite- 3% to 5% of medium size grain Py vnlts at 20º to 40º of c.a.
		349.05 m 2 cm wide Fault zone with trz of black Sph diss- 5% of FG subhedral Py
349.20	352.05	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 70%, wavy 0.2 to 3 cm wide FG S.S: beds 30%, slump features and irregular wavy bedding changing from 50º to 40º of c.a. at top to 60º-80º of c.a. at bottom, P-C alteration wk sericite, 2 in the interval irregular 0.1 to 0.5 cm wide calcite replaced to FG qtz < FG anhedral Py vnlts at 60º to 80º of c.a. like lenses, FG anhedral Py clouds and in 0.1 to 0.2 cm wide lenses 3%
		351.76 m 0.6 cm wide calcite totally replaced to FG qtz-FG subhedral Py 1% of dark brown reddish Sph lens at 80º of c.a.
352.05	352.12	7 cm wide consolidated Fault gouge zone along bedding at 80º of c.a. with 0.2 to 0.5 cm wide calcite layers
352.12	387.90	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 85% to 90%, 0.1 to 05 cm wide FG S.S. beds 10% to 15%, P-C alteration wk sericite in 1 to 3 m wide intervals, 3 to 4 per meter irregular 0.1 to 1.5 cm wide calcite very partially replaced to FG qtz < sericite scarce with 1% to 2% of FG Py vnlts at 0º to 20º and less at 60º to 85º of c.a.
387.90	389.23	Wide apart stockwork formed by 0.2 to 2 cm wide calcite-2% to 4% of FG anhedral Py vnlts
389.23	411.30	Kuc Caracol Fm 0.1 to 1 cm wide FG Silts beds 60%, wavy 0.1 to 0.5 cm wide FG S.S. beds 40%, wavy bedding at 50º to 70º of c.a., P-C alteration wk bleached rock, 1 every 2 meters 0.1 to 0.2 cm wide calcite few with trz of VFG anhedral Py vnlts at 20º to 40º and scarce lenses
		404.00 m -411.30 m Increase to 1 to 2 per meter 0.1 to 1 cm wide calcite-3% to 4% FG anhedral Py lenses and less vnlts at 10º of c.a. and at 30º to 40º of c.a.,

5

		very scarce 0.1 to 0.2 cm wide calcite-FG Py trz of dark brown Sph and Gn lenses, FG anhedral Py clouds diss in some S.S. beds Py 2% in the interval
411.30	422.25	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 60%, 0.1 to 2 cm wide FG to medium size grain wavy irregular S.S. beds 40%, bedding at 30º to 60º of c.a. P- C alteration, 1 to 3 per meter irregular 0.1 to 1.5 cm wide calcite wkly and locally replaced to FG qtz-5% to 15% of FG to medium size grain subhedral Py-trz to 3% of dark brown and black Sph < Gn and ss lenses and less vnlts at 10º to 30º of c.a., FG anhedral Py diss at bottom of some S.S. beds also FG Py in clouds, Total Py 3% to 4% in the interval
422.25	422.55	Folded and faulted Bx interval Fault planes at 80º of c.a. 3% of 0.1 to 0.3 cm wide calcite replaced to FG qtz-FG to medium size grain subhedral Py vnlts fragments, Py 3% in the interval
422.55	425.35	Kuc Caracol Fm 0.2 to 2 cm wide Silts beds 70%, 0.1 to 2 cm wide FG S.S. beds 30%, bedding at 60º to 80º of c.a., P-C alteration wk to moderately fractured zone 6 to 8 slickensides per meter, 2 to 3 per meter 0.5 to 3 cm wide Fault gouge zones at 60º to 85º of c.a., 2 to 3 per meter irregular 0.2 to 2 cm wide calcite partially replaced to FG qtz 1% to 3% of FG to medium size grain subhedral Py vnlts at 60º to 85º of c.a., FG anhedral Py clouds and diss in S,.S. beds, Py 2% to 3% in the interval
425.35	438.14	0.1 to 1 cm wide Silts beds 80%, 0.2 to 1.5 cm wide FG S.S: wavy beds 20%, bedding at 70º to 80º of c.a., P-C alteration, 4 to 6 per meter irregular 0.2 to 0.6 cm wide calcite with thin walls replaced to FG qtz-trz of FG anhedral Py vnlts at 5º to 30º of c.a. and at 60º to 85º of c.a. less like 0.1 to 0.3 cm wide lenses, trz of FG anhedral Py clouds, Py trz to 1% in the interval
438.14	457.55	Kuc Caracol Fm 0.1 to 0.5 cm wide Silts beds 70%, lightly wavy 0.1 to 1 cm wide FG S.S. beds 30%, bedding at 70º to 85º of c.a., P-C alteration, 1 per meter irregular 0.1 to 0.5 cm wide calcite-2% to 3% of FG anhedral Py vnlts at 10º to 30º and less like lenses at 70º to 85º of c.a. trz to 1% FG anhedral Py clouds in S.S. beds Py 1% to 2% total
457.55	458.70	Stockwork of 0.1 to 3 cm wide calcite replaced to FG qtz-trz to 2% of dark brown and black Sph, 5% of FG to medium size grain subhedral Py vnlts, Py 2% in the interval
458.70	463.00	Caracol Fm 0.1 to 1 cm wide Silts beds 60%, 0.1 to 3 cm wide FG S.S. beds 40%, bedding at 70º to 85º of c.a., P-c alteration, FG anhedral to subhedral Py diss also in 0.1 to 0.3 cm wide lenses and irregular vnlts with trz to 5% of calcite partially replaced to FG qtz vnlts at 70º crossing beds, Py 5% in the interval
463.00	465.10	Moderately to highly fractured interval, fractures every 1 to 5 cm apart, 1to 2 cm wide Fault gouge zones along bedding, 2 vnlts in the interval 0.2 to 1 cm wide of calcite replaced to FG qtz-5% of FG to medium size grain Py vnlts at 10º of c.a. Py 1%
465.10	466.60	2 Fault zones 15 and 20 cm wide at top and bottom of the interval, fault planes at 80º of c.a., gouge with 2% to 3% of milled black Sph-FG to medium size grain subhedral Py 2% to 3%
466.60	466.80	Bxed rock interval QSPC alteration, 3% of calcite replaced to FG qtz-3% to 5% of medium size grain subhedral Py-trz to 1% of black Sph filling voids in Bx
466.80	471.30	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 80% wavy irregular 0.1 to 0.5 cm wide FG S.S. beds 20%, bedding at 60º to 70º of c.a., P-C to wk QSPC alteration, 6 to 8 per meter irregular 0.1 to 0.4 cm wide FG subhedral Py few with trz to 1% of black Sph< calcite replaced to FG qtz lenses and less than 1 per meter same composition and width vnlts at 20º of c.a.

6

471.30	474.75	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 90%, wavy irregular 0.1 to 0.3 cm wide FG S.S. beds 10%, wavy bedding at 60º to 80º of c.a., wk QSPC alteration, 2 to 3 per meter 0.5 to 2 cm wide calcite totally replaced to FG qtz-10% to 20% of medium size grain subhedral Py-5% of black and brown Sph, 1% to 2% of sulfosalts or stibnite needles lenses, also FG anhedral Py in irregular 0.1 to 0.3 cm wide lenses and irregular clouds total sulfides 5% to 7/ in the interval
471.53 m – 471.59 m 6 cm wide Fault vein Bx zone, 30% of calcite replaced to FG qtz fragments, 10% to 15% of FG to medium size grain subhedral Py, 2% of black Sph in groundmass, fault planes at 80º of c.a.
472.24 m 2 cm wide calcite totally replaced to FG qtz 20% of FG to medium size grain subhedral Py-3% to 5% of black Sph and trz of ss needles- 1% of calcite replaced to FG qtz lens at 60º of c.a.
473.70 m 2.5 cm wide of 40% of medium size grain subhedral Py-5% of black Sph-5% of stibnite or ss needles-1% of calcite replaced to FG qtz lens at 60º of c.a.
		474.57 m Irregular 2.5 to 3 cm wide druse qtz-10% of FG to Medium size grain subhedral Py 1% of sulfosalts needles and trz of black Sph lens at 70º of c.a.
474.75	481.00	Kuc Caracol Fm Silts in irregular 0.5 to 3 cm wide beds 80%, 0.2 to 1 cm wide irregular FG S.S. lenses 20%, wavy and deformed by deposition on unstable basin bedding at 60º to 80º of c.a., P-C to wk QSPC alteration, 2 to 3 per meter 0.5 to 1 cm wide calcite totally replaced to FG qtz 5% of FG subhedral Py < black Sph and trz of to 1% of ss lenses at 60º to 80º of c.a., 3 in the interval 0.5 to 2 cm wide calcite replaced to FG qtz with druse texture-2% of black Sph and 1% of ss needles vnlts at 0º to 10º of c.a.
481.00	484.20	Very irregular bedding deposition on unstable basin Silts 70% in irregular 0.1 to 2 cm wide beds, 0.1 to 1 cm wide irregular FG S.S. lenses 30%, bedding at 80º of c.a. at top to 60º of c.a. at bottom, P-C to wk QSPC alteration moderate sericite, 5 in the interval 0.1 to 2 cm wide calcite totally replaced to qtz some druse textures-FG to medium size grain subhedral Py 5% trz to 2% of ss or stibnite needles lenses and one irregular 0.1 to 0.3 cm wide same composition vnlt at 20º of the interval
484.20	488.10	Irregular bedding Silts 70%, 0.1 to 2 cm wide FG S.S. irregular sub rounded lenses, bedding at 70º of c.a., P-C alteration wk sericite in scarce micro fractures-FG anhedral Py in 0.1 cm wide lenses at bottom, total sulfides 1% in the interval
		486.66 m irregular 0.2 to 0.4 cm wide FG to medium size grain subhedral Py 10%-5% of black Sph trz of Gn lens at 75º of c.a.
488.10	489.10	Kuc Caracol Fm Silts 70% FG S.S. in sub rounded lenses 0.1 to 1 cm wide, irregular bedding at 70º to 85º of c.a., P-C alteration, less than 1 per meter 0.2 to 0.3 cm wide calcite replaced to FG qtz 5% of FG subhedral Py trz to 1% of ss needles lenses at 70º to 80º of c.a.
		488.60 m 2 cm wide Fault gouge zone with 10% of medium size grain subhedral Py-3% of black Sph-trz to 1% of ss and 1% of calcite replaced to FG qtz fault planes at 70º of c.a.
489.10	497.0	Kuc Caracol Fm 0.2 to 3 cm wide Silts 70%, 0.1 to 13 cm wide irregular FG S.S. beds and sub rounded lenses 30%, irregular deposition on unstable basin sedimentary Bx zones and slump features, bedding at 50º to 70º of c.a., P-C alteration, less than 1 per meter hairline to 0.2 cm wide calcite vnlts at 20º to 40º of c.a., scarce hairline to 0.1 cm wide FG anhedral Py vnlts at 80º to 85º of c.a.
		Py trz in the interval 495.30 m – 497.0 m wkly to moderately fractured zone 6 to 8 per meter hairline

7

		to 0.3 cm wide calcite-sericite trz to 1% of FG anhedral Py vnlts at 10º to 40º of c.a.
497.0	497.88	Moderately fractured interval at top of the main fault with moderate to advanced sericite in fractures
497.88	499.50	Main Fault zone with irregular 2 to 7 cm wide Bx gouge zones at 20º to 50º of c.a. formed by 0.1 to 2 cm long sub angular Silts fragments in milled rock- moderate sericite and scarce calcite groundmass
499.50	507.50	Kuc Caracol Fm 0.1 to 3 cm wide Silts beds 90%, irregular 0.1 to 2 cm wide FG S.S. lenses, bedding at 0º to 25º of c.a., P-C alteration 499.50 m – 501.50 m 8 to 10 per meter irregular 0.1 to 0.8 cm wide calcite with druse textures vnlts at 10º to 30º and at 60º to 70º of c.a. 504.05 m 8 cm wide pebble dike at 30º to 40º of c.a. formed by 0.1 to 5 cm wide Silts fragments in coarse grain calcite groundmass with druse texture
507.50	509.25	Fault zone two 5 cm and 10 cm wide gouge zones at top of the interval at 70º to 85º of c.a., 2 cm wide gouge zone at 509.03 m at 60º of c.a., bedding changing from 85º at top to 60º of c.a. at bottom, P-C to wk QSPC alteration moderate sericite in fractures, 8 to 10 per meter irregular 0.1 to 0.2 cm wide calcite altered to sericite vnlts at 0º to 20º of c.a.
509.25	533.40	Kuc Caracol Fm irregular and wavy 0.1 to 3 cm wide Silts beds 70% broken and micro folded turbiditic 0.1 to 4 cm wide FG S.S. lenses and wavy beds 30% deposition on unstable basin, bedding changing from 40º-50º of c.a. at top to 70º at 518.50 m, 30º at 530.60 m and 60º of c.a. at bottom of the interval, P-C alteration, 2 to 3 per meter irregular some of the banded 0.3 to 2.5 cm wide calcite few with trz of FG subhedral Py vnlts at 10º to 30º of c.a. scarce at 50º of c.a.
533.40	533.60	3 cm wide Fault zone along bedding with 6 irregular 0.1 to 0.8 cm wide calcite wkly replaced to FG qtz lenses, one irregular 0.3 to 0.8 cm wide massive Stibnite or sulfosalts < Gn lens at 553.52 m
533.60	535.85	Wkly to moderately fractured interval slickensides at 5 to 20 cm apart at 30º to 50º of c.a. few with trz of Stibnite needles-wk to moderate sericite in micro fractures and in some calcite vnlts walls 535.70 m -535.78 m 8 cm wide Fault gouge zone at 70º of c.a., 3% to 5% of 0.1 to 0.7 cm wide calcite vnlts.
535.85	537.06	Kuc Caracol Fm irregular bedding deposition on unstable basin turbiditic features, Silts 70%, irregular 0.5 to 2 cm wide FG S.S. lenses and wavy beds 30%, bedding at 60º to 85º of c.a. P-C alteration, 3 in the interval 0.1 cm wide calcite vnlts at 30º to 40º of c.a., and 1 at 85º of c.a. lens
537.06		Reduction to NQ core diameter
537.06	550.10	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 60%, 0.1 to 5 cm few 7 to 40 cm wide FG to medium size grain S.S. beds 40%, turbiditic features 0.5 to 1 cm wide FG S.S. lenses, wavy bedding at 60º to 85º of c.a., P-C alteration, usually 1 per meter calcite vnlts, 0.5 to 2 m wide intervals with 6 t 8 per meter 0.2 to 0.8 cm wide calcite few partially replaced to FG qtz trz to 2% of FG subhedral Py vnlts at 10º to 30º and lenses at 60º to 85º of c.a., 1% of FG anhedral Py diss in irregular 0.1 to 0.2 cm wide lenses also in small clouds, Py trz to 1% in the interval
550.10	552.10	Fault zone broken core rock fragments < 5 cm long 5% of organic material in gouge, 30% of medium size grain S.S. fragments at bottom of the interval, Fault planes and slickensides at 45º of c.a., alteration changing from P-C at top to wk QSPC at bottom moderate sericite in micro fractures 5% of 0.3 to 1 cm wide calcite wkly replaced to FG qtz-trz to 1% of subhedral to cubic Py vnlts

8

552.10	553.35	Kuc Caracol Fm FG S.S. in beds 2 to 8 cm wide 95%, 0.1 to 1 cm wide Silts 5%, bedding at 60º of c.a. wk QSPC alteration fractured zone 6 in the interval 0.1 to 1 cm wide Fault gouge zones at 50º to 70º of c.a., 10 to 12 per meter 0.3 to 2 cm wide calcite wkly replaced to FG qtz-trz to 3% FG subhedral Py vnlts at 30º to 50º and at 70º to 85º of c.a.
553.35	554.70	Stockwork and Bxed interval, FG to medium size grain S.S. fragments in 20% to 30% of irregular 0.1 to 2 cm wide calcite totally replaced to FG qtz 2% of sericite and light yellow color clays-2% to 5% of FG to medium size grain subhedral to cubic Py, 2% to 4% of Stibnite or ss needles trz of black Sph and Gn vnlts and filling voids in Bx
554.70	555.85	Wkly Bxed interval with 10 cm to 30 cm long S.S. fragments also wide apart stockwork zones formed by 0.1 to 1 cm wide calcite totally replaced to FG qtz- sericite and light grey clays1%, FG to medium size grain subhedral Py 3% to 5%, trz to 2% of ss or stibnite needles trz of black Sph vnlts and filling voids 555.85 m 2 cm wide Fault zone at 70º of c.a.
555.85	558.60	Kuc Caracol Fm FG to medium size grain S.S. in beds 2 to 60 cm wide 95%, 0.1 to 1 cm wide Silts beds 5%, bedding at 75º of c.a. wk QSPC alteration, 4 to 6 per meter irregular 0.2 to 0.5 cm wide calcite-trz to 1% of FG anhedral few with very scarce trz of ss or stibnite needles vnlts at 10º to 30º and 75º to 90º of c.a.
		558.40 m – 558.60 m Fault zone at 65º of c.a., 11 cm wide of irregular Bxed calcite vnlts-with yellow clays-5% of organic material trz to 1% of FG anhedral to subhedral Py , vnlt at 50º of c.a.
558.60	562.80	Kuc Caracol Fm FG to medium size grain S.S. in wavy beds 0.5 to 50 cm wide 80%, 0.1 to 2 cm wide Silts beds 15% to 20%, bedding at 60º to 85º of c.a., wk QSPC to P-C alteration, faulted interval from 560.50 m to 561.35 m Bxed by faulting in 0.1 to 2 cm long rock fragments in milled rock gouge zones at 40º to 50º of c.a., 6 to 8 per meter slickenside at 70º to 85º of c.a., usually 4 to 6 per meter hairline to 0.3 cm wide calcite-trz of FG anhedral Py vnlts at 5º to 35º of c.a.
		560.0 m – 560.80 m wide apart stockwork formed by 0.1 to 2 cm wide calcite-trz to 1% of FG anhedral Py and few with trz of black Sph vnlts
562.80	566.25	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 90%, 0.1 to 3 cm wide FG S.S. beds 10%, bedding at 85º to 90º of c.a. P-C alteration, 2 to 3 per meter hairline to 0.2 cm wide calcite vnlts at 10º to 20º of c.a. and less 0.1 to 0.2 cm wide lenses
566.25	566.55	Fault gouge zone at 60º of c.a., 10% of calcite-trz to 2% of FG subhedral Py vnlts fragments
566.55	567.40	Consolidated old faulted Bx zone formed by 60% of sub angular 0.1 to 10 cm long thin bedded rock fragments in irregular 0.5 to 3 cm wide calcite vnlts or groundmass trz to 1% of black Sph-1% FG anhedral Py diss
567.40	576.80	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 85%, 0.1 to 0.5 cm wide FG S.S. beds lightly wavy bedding at 60º to 75º of c.a. P-C alteration wk to moderate sericite-less light yellow color clays, highly fractured interval slickenside along bedding every 1 to 5 cm apart sheeted rock, 6 to 8 per meter irregular to 0.8 cm wide calcite vnlts at 10º to 30º of c.a. and less 0.1 to 0.5 cm wide lenses 567.40 m – 568.50 m Irregular 2 to 4 cm wide pebble dike at 20º to 40º of c.a. trz to 3% FG anhedral to subhedral Py in few calcite vnlts, Py 1% in the interval 576.35 m – 576.50 m Fault gouge zone at 80º to 85º of c.a. 5% of 0.1 to 0.3 cm wide calcite vnlts fragments
576.80	579.89	Two 35 cm and 40 cm wide Fault Bx intervals at top and at bottom of the interval at 80º to 85º of c.a. rock in between highly fractured slickensides every 1

9

		to 2 cm apart along bedding sheeted rock Shale appearance Bedding at 80º to 85º of c.a. with two 10 cm and 15 cm intervals with bedding at 30º of c.a., 15% to 20% of irregular 0.2 to 1.5 cm wide calcite wkly replaced to FG qtz, 2% to 3% of FG subhedral to cubic Py vnlts fragments in Bxed intervals, Py 1% in the interval
579.89	586.80	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 85%, wavy 0.1 to 0.5 cm wide FG S.S. beds 15%, bedding at 75º to 90º of c.a., two 5 cm and 15 cm long intervals with bedding at 30º and 60º of c.a., P-C alteration wk sericite, highly fractured interval with slickenside every 0.5 to 2 cm apart, sheeted rock, shale appearance
		584.00 m 584.35 m Fault gouge interval 25 cm of no recovery, 1 to 2 per meter irregular 0.2 to 1 cm wide calcite-trz to 1% of FG anhedral to subhedral Py vnlts at 0º to 10º and at 80º to 90º of c.a. like lenses
586.80	587.05	Fault Bx gouge zone at 40º to 50º of c.a., 20% to 30% of irregular 0.1 to 0.7 cm wide calcite partially replaced to FG qtz-trz to 2% of FG anhedral Py vnlts fragments in fine grain milled dark grey color muddy groundmass
587.05	593.80	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 70% to 80% 0.1 to 3 cm wide FG S.S. beds 20% to 30% bedding changing from 75º to 85º at top to 40º to 50º from 589.50 m to 590.0 m; 65º to 85º from 590 m to 592.50 m and at 40º to 60º of c.a. at bottom, moderately to highly fractured interval slickensides along bedding every 0.5 to 5 cm apart moderately sheeted rock, 6 to 8 per meter 0.1 to 2 cm wide calcite< sericite vnlts at 10º to 30º of c.a. and less at 60º to 85º of c.a. 589.12 m 589.42 m Fault at 25º of c.a. with 0.2 to 2 cm wide calcite vnlts in stockwork
590.0 m -590.10 m Irregular 0.2 to 3 cm wide calcite vnlts in stockwork
		592.73 m Irregular 2 to 5 cm wide Pebble dike zone at 40º of c.a.
593.80	594.70	Fault Bx gouge zone planes at 20º of c.a. at top and at 40º of c.a. at bottom, 5% to 10% of irregular 0.2 to 1 cm wide calcite vnlts fragments in FG dark grey color muddy groundmass
594.70	598.00	Kuc Caracol Fm 0.1 to 1.5 cm wide Silts beds 80%, 0.1 to 0.5 cm wide FG S.S. beds 20%, bedding changing from 70º to 85º of c.a. at top to 20º of c.a. at bottom, moderately fractured interval with slickensides every 5 to 7 cm apart from 595.90 to 597.30 m, highly fractured and deformed by faulting interval with slickenside every 0.2 to 2 cm apart at top and bottom of the interval, P-C alteration wk sericite in some micro fractures
		595.90 m 596.10 m 30% of irregular 0.2 to 2 cm wide calcite partially replaced to FG qtz vnlts in stockwork
598.00	605.62	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 75%, 0.1 to 2 cm wide few 5 cm to 7 cm wide FG S.S. beds 25%, bedding at 30º to 50º of c.a., P-C alteration wkly to moderately fractured interval with slickenside along bedding every 5 to 20 cm apart, 3 to 5 per meter irregular 0.2 to 3 cm wide calcite wk sericite and light yellow color clays vnlts at 50º to 85º of c.a.
605.62	607.10	Bxed by old faulting interval, moderately fractured interval irregular slickenside and fractures every 1 to 5 cm apart, irregular 0.2 to 4 cm wide calcite moderate light yellow clays-trz to 1% of FG anhedral Py vnlts in stockwork
607.10	629.90	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 70%, wavy 0.1 to 3 cm wide FG S.S. beds 30%, wavy and lightly irregular bedding at 60º to 75 ºof c.a. scarce slickenside and fractures along bedding 1 to 2 per meter, P-C alteration, less than 1 per meter 0.1 to 0.8 cm wide calcite vnlts at 0º to 10º and less same width lenses
629.90	632.30	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 70%, 0.1 to 4 cm wide FG S.S.

10

beds 30%, bedding at 65º to 75º of c.a., P-C to wk P-C alteration, 6 to 8 per meter 0.1 to 4 cm wide calcite scarce wkly replaced to FG qtz vnlts at 10º top 30º of c.a. and less at 70º of c.a. like lenses
632.30	650.00	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 70%, wavy irregular 0.2 to 0.5 few up to 7 cm wide FG S.S. beds 30%, wavy bedding changing from 65º to 75º of c.a. at top to 0º at 635 m; to 50º at 641 m and at 60º to 70º of c.a. at bottom, wk P-C alteration, less than 1 per meter 0.2 to 1 cm wide few 2 to 5 cm wide banded calcite lenses, 1 to 2 per meter 0.1 to 0.3 cm wide calcite vnlts at 30º to 50º of c.a.
647.55 m – 647.70 m Irregular 0.5 to 3 cm wide Sedimentary Bx formed by 0.2 to 2 cm wide sub angular Rock fragments in calcite groundmass.
650.00	End of hole

11

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	February 2/ 2006
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES

Summary of DDH QTA-39-06; 700,266 E; 2,653,635 N, 1940 m ASL 340°/-60°, Geophysics manto 4 north of Cerro Gregorio area

From	To	Description
0.00	17.37	No recovery drilled with tricone bit- Casing
17.37	24.28	Kuc Caracol Fm 0.2 to 3 cm wide Silts beds 80%, wavy irregular 0.1 to 1 cm wide scarce 2 to 3 cm wide FG S:S. beds 20%, wavy bedding changing from 15º to 25º of c.a. at top, 50º at 22.60 m and 30º-40º of c.a. at bottom, P-C to wk QSPC alteration, wk bleaching to light grey color rock, 1 to 2 per meter irregular hairline to 0.3 cm wide calcite-trz to 1% of brown Goethite lenses. 18.90 m – 19.10 m irregular 2 to 5 cm wide sedimentary Bx zone along bedding at 15º of c.a. with 30% of irregular 0.2 to 2 cm wide calcite vnlts like groundmass
22.16 m- 3 cm wide calcite-5% of brown to tan color Goethite in 0.1 to 0.5 cm wide bands vnlt at 55º of c.a.
		22.45 m – 22.80 m Wide apart stockwork of 0.1 to 0.4 cm wide calcite-1% to 3% of brown Goethite vnlts
24.28		Bottom of the oxidation zone
24.28	29.30	Kuc Caracol Fm bedding changing from 70º at top to 0º-10º at bottom, 1 to 2 per meter 0.1 to 0.2 cm wide calcite vnlts at 50º to 80º of c.a. Fault ed interval formed by two main faults:
24.28 m – 25.70 m Fault gouge zone at 75º to 80º of c.a.
27.85 m – 28.70 m Fault gouge zone at 65º to 75º of c.a.
27.30 m Irregular 2 to 3 cm wide interval with 4 irregular hairline to 0.6 cm wide
		sub-parallel calcite with 5% to 7% of FG anhedral Py vnlts at 60º of c.a.
29.30	71.20	Kuc Caracol Fm, 0.3 to 3 cm wide few up to 5 cm wide Silts beds 80%, 0.2 to
0.5 cm wide FG S.S. beds 20%, bedding changing from 5º to 30º of c.a. at top to
40º-60º at bottom, wk P-C to wk QSPC alteration wkly bleached rock, 2 to 3 per meter 0.1 to 0.3 cm wide scarce 1 to 4 cm wide-trz to 2% of FG Py vnlts at 60º
to 90º of c.a. less than 1 per meter hairline to 0.2 cm wide calcite few with trz of
FG anhedral Py lenses
37.30 m – 38.80 m Broken core fragments 1 to 10 cm long, fractures at 70º to
85º of c.a., scarce at 10º to 30º of c.c. along bedding
42.24 m 6 cm wide Fault gouge with planes at 45º and at 80º of c.a.
47.55 m- 47.90 m Broken core interval 2 cm to 5 cm long fragments fault planes at 40º of c.a. along bedding
51.50 m- 51.80 m Fault gouge interval with 5% of irregular 0.1 to 4 cm wide calcite vnlts fragments, fault planes at 190º to 30º along bedding
54.60 m – 55.50 m wk to moderately sericite in some 20º to 40º of c.a. microfractures along bedding
		60.60 m – 60.75 m 7 sub-parallel 0.2 to 1 cm wide calcite wkly replaced to FG

1

		qtz and wkly altered to light grey color clays lenses at 40º of c.a. 65.30 m – 65.84 m Fault gouge zone broken core in fragments 0.2 to3 cm long,, no visible faulting planes 67.05 m – 71.20 m Moderately fractured interval, 0.1 to 2 cm wide gouge zones most along bedding less at 10º to 30º of c.a.
71.20	77.00	Irregular Fault zone, 5 cm to 60 cm wide gouge Bx intervals some with 5% to 10% of deformed banded calcite wkly replaced to FG qtz-3% to 5% of FG to medium size grain subhedral Py vnlts fragments
77.00	84.00	Kuc Caracol Fm 0.2 to 2 cm wide Silts beds 70%, wavy 0.5 to 3 cm wide FG S.S. beds, wavy lightly micro-folded bedding at 10º to 30º of c.a. at top to 30º to 50º of c.a. at bottom, wk P-C to wk QSPC alteration, wk sericite, wkly fractured interval 3 fractures per meter along bedding also at 60º to 85º of c.a., 3 in the interval 2 cm to 15 cm wide fault gouge zones with planes at 60º to 85º of c.a., 2 to 4 per meter hairline to 0.56 cm wide calcite scarce with 1% to 2% of FG anhedral Py vnlts at 0º to 20º also at 60º to 85º of c.a., less than 1 per meter 0.1 to 0.2 cm wide calcite lenses
84.00	102.50	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 70% to 75%, wavy irregular 0.1 to 1 cm wide scarce 4 cm to 10 cm wide FG S.S. beds 25% to 30%, irregular and micro folded beds, deposition on wkly to moderately stable basin bedding at 30º to 50º of c.a., wk P-C to wk QSPC alteration wkly bleached rock, 1 per meter hairline to 0.3 cm wide calcite lenses and less vnlts at 20º to 40º of c.a.
102.50	110.50	Kuc Caracol Fm 0.1 to 3 cm wide Silts beds 90%, wavy 0.1 to 0.5 cm wide FG S.S. beds 10%, lightly wavy bedding gradually changing from 30º of c.a. at top to 70º to 75º of c.a. at bottom, P-C alteration moderately fractured interval broken core in 2 cm to 30 cm long fragments, some fault gouge zones at 60º to 90º of c.a., 1 to 3 per meter irregular hairline to 0.2 cm wide just one 0.6 cm wide calcite lenses and less vnlts at 10º to 40º of c.a.
102.50 m 102.65 m Fault gouge Bx zone at 60º to 70º of c.a., 0.2 to 2 cm long sub angular rock fragments in a dark grey color milled rock groundmass
104.98 m 2 to 3 cm wide Fault gouge at 85º of c.a.
105.20 m irregular 1 to 4 cm wide Fault gouge interval at 60º of c.a.
105.75 m -105.77 m Fault gouge at 85º of c.a.
107.00 m – 107.20 Fault Bx gouge abundant milled rock groundmass, fault planes at 80º to 85º of c.a.
		107.60 m Irregular 2 to 4 cm wide Fault gouge zone with no visible planes
110.50	112.17	Fault zone most planes at 60º to 85º of c.a. along bedding, 5 to 40 cm long wkly fractured intervals among 5 cm to 50 cm wide Bx gouge intervals, 15% to 25% of irregular 0.2 to 2 cm wide calcite locally and wkly replaced to FG qtz few with 2% to 3% of FG anhedral to subhedral Py vnlts fragments, Py 1% in the interval
112.17	117.87	Kuc Caracol Fm 0.2 to 2 cm wide Silts beds 80%, wavy 0.1 to 0.8 cm wide FG S.S. beds 20% lightly wavy bedding at 60º to 75º of c.a., P-C alteration wkly to moderately fractured interval, 4 in the interval 10 cm to 50 cm wide Fault gouge zones most with planes at 70º to 90º of c.a., 4 to 6 per meter irregular 0.1 to 0.6 cm wide calcite vnlts at 10º to 30º also at 60º to 75º of c.a. like lenses
114.76 m – 114.86 m Fault gouge zone 10% of 0.1 to 1 cm wide calcite vnlts fragments in a dark grey color milled rock groundmass
115.40 m – 115.90 m Fault gouge at 60º of c.a. along bedding, 0.2 to 7 cm long core fragments, 5% to 7% of irregular 0.1 to 0.5 cm wide calcite vnlts fragments
116.80 m – 117.05 m Fault at 70º of c.a. along bedding
		117.22 m – 117.35 m Fault with no visible planes
117.87	123.90	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 80%, lightly wavy 0.1 to 2 cm wide FG S.S. beds 20%, wavy bedding at 65º to 85º of c.a., wkly fractured interval,

2

		two 5 cm and 35 cm wide Fault gouge intervals at 123.70 m – 123.75 m and from 112.01 m – 122.36 m, 8 to 12 per meter irregular 0.1 to 1.2 cm wide calcite vnlts at 70º to 85º and less at 10º to 30º of c.a.
123.90	168.00	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 80%, lightly wavy 0.1 to 1 cm wide scarce 3 to 10 cm wide FG S.S. beds 20%, lightly wavy bedding changing from 70º to 85º of c.a. at top to 50º -60º of c.a. from 127.40 m to 132.0 m, at 30º to 40º of c.a. from 132.0 m to 138.0 m, at 0º to 20º from 138.0 m to 142.50 m, at 30º to 50º of c.a. from 142.5 m to the bottom of the interval, P-C alteration, scarce fractures.
123.90 m – 148.60 m 1 to 3 per meter hairline to 0.5 cm wide calcite vnlts at 0º to 10º of c.a. and at 40º to 60º of c.a., 4 in the interval 2 to 4 cm wide calcite lenses less calcite vnlts with 2% to 3% of FG anhedral Py at 10º to 20º of c.a.
		148.60 m – 157.0 m 6 to 10 per meter irregular some banded 0.1 to 0.8 cm wide calcite-trz to 1% of FG anhedral Py lenses and 0.1 to 0.7 cm wide calcite-.3% to 4% of FG anhedral Py vnlts at 20º to 30º of c.a.
168.00	186.70	Kuc Caracol Fm 0.1 to 1.5 cm wide Silts beds 75% to 85%, wavy 0.1 to 1 cm wide scarce 2 cm to 3 cm wide FG S.S. beds 20% to 25%, P-C to wk QSPC alteration wkly bleached rock, wavy bedding at 30º to 50º of c.a., 1 to 2 slickensides along bedding per meter, 4 to 6 per meter 0.1 to 0.2 cm wide calcite lenses less than 1 per meter 0.1 to 0.3 cm wide calcite vnlts at 60º to 85º of c.a. very scarce calcite vnlts with trz to 2% of FG anhedral Py 171.75 m – 172.00 m irregular stockwork zone of 0.1 to 0.3 cm wide calcite vnlts
186.70	197.80	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 80%, wavy 0.1 to 0.5 cm wide FG S.S. beds 20%, wavy bedding at 30º to 50º of c.a. except from 184.20 m to 104.50 m where bedding is at 85º of c.a. also from 194.50 m to 197.80 m where bedding is 20º to 40º of c.a., some small folds from 191.30 m to 194.50 m, wk QSPC alteration wk to moderate sericite in micro-fractures along bedding and at 10º to 30º of c.a., three 22 cm45 cm and 55 cm wide Fault Bx gouge intervals from 186.70 m 186.92 m at 80º of c.a.; from 101.30 m to 191.75 m at 40º-60’º of c.a.; from 197.25 m to 197.80 m at 30º and 60º of c.a., moderately to highly fractured interval 10 to 15 slickensides along bedding per meter, sheeted rock shale appearance, 1 to 2 per meter 0.1 to 0.2 cm wide calcite vnlts at 20º to 40º and at 70º to 85º of c.a. along bedding like lenses, trz to 1% of FG subhedral Py only in the faulted intervals
		191.30 m - 192.20 m Folded zone and broken core interval irregular and broken 0.1 to 1.2 cm wide calcite-trz to 2% of FG anhedral Py vnlts in stockwork
197.80	204.00	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 70% to 80%, lightly wavy 0.1 to 0.5 cm wide FG S.S. beds and lenses 20% o 30%, wavy bedding at 50º to 60º of c.a., wk P-C to wk QSPC alteration wk sericite in some calcite vnlts walls and in some micro-fractures, moderately to highly fractured interval, 6 to 8 fractures along bedding per meter sheeted rock shale appearance, 2 to 4 per meter 0.1 to 0.8 cm wide calcite vnlts at 10º to 20º and at 50º to 70º of c.a. like lenses
		202.85 m – 203.75 m 3 in the interval 0.5 to 1.5 cm wide calcite-5% to 7% of FG anhedral Py vnlts at 5º to 10º of c.a.
204.00	210.00	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 70%, wavy 0.1 to 3 cm wide FG S.S. beds 30%, wavy bedding at 55º to 60º of c.a., wk P-C to wk QSPC alteration wk sericite in micro-fractures along bedding moderately fractured interval 6 to 8 fractures along bedding per meter except from 208.0 m to 210.0 m where there are 15 to 20 fractures per meter, less than 1 per meter 0.1 to 0.5 cm wide calcite vnlts at 10º to 20º also at 70º to 85º of c.a. lenses
210.00	215.90	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 70% to 80% lightly wavy 0.1 to 2 cm wide FG S.S. b3eds and lenses 20% to 30%, lightly wavy bedding at 50º to 60º

3

		of c.a., P-C alteration trz to wk sericite in some slickensides at 10º to 30º of c.a. and along bedding, moderately fractured interval, 4 to 8 fractures some with slickenside along bedding per meter, also slickensides at 10º to 30º of c.a., 1 to 3 per meter irregular hairline to 0.1 cm wide calcite vnlts at 10º to 30º of c.a. and at 70º to 85º of c.a. 215.80 m 215.90 m Irregular 0.1 to 0.3 cm wide calcite vnlts in stockwork
215.90	221.00	0.1 to 1.5 cm wide Silts beds 80%, 0.1 to 3 cm wide FG S.S. beds 20%, lightly wavy bedding at 45º to 60º of c.a., P-C alteration, 2 to 5 fractures along bedding per meter, 1 to 2 per meter hairline to 0.2 cm wide calcite vnlts at 30º and at 70º -80º of c.a., some calcite lenses at 45º to 60º of c.a.
		220.05 m 2 cm wide Fault gouge zone at 50º of c.a. along bedding
221.0	236.0	Kuc Caracol Fm 0.1 to 15 cm wide irregular wavy and deformed Silts beds 70% to 75%, 0.2 to 50 cm wide wavy FG S.S. beds 25 % to 30%, slump features, irregular micro-folded and deformed bedding in general at 40º to 50º of c.a., P-C alteration, 1 to 2 fractures along bedding per meter, 1 to 3 per meter hairline to 0.5 cm wide calcite vnlts at 10º-20º; 60º-85º of c.a. and less at 40º -50ºof c.a. lenses scarce 2 cm to 5 cm wide intervals with 2% to 3% of FG anhedral Py in irregular 0.1 to 0.2 cm wide lenses
		234.95 m – 236.00 m 2% to 3% of 0.1 to 0.2 cm wide FG anhedral Py irregular lenses
236.0	236.30	Irregular 0.5 to 2.5 cm wide blade calcite-3% to 5% of FG anhedral to subhedral Py vnlts and vnlts fragments at 10º to 20º of c.a., Py 2% to 3% in the interval
236.30	247.05	Kuc Caracol Fm 0.1 to 3 cm wide Silts beds 90%, lightly wavy 0.1 to 1 cm wide few 3 cm to 4 cm wide FG S.S. beds 10%, lightly wavy bedding at 50º to 60º of c.a., 1 to 3 fractures along bedding per meter, less than 1 per meter 0.1 to 0.6 cm wide calcite vnlts at 10º-20º of c.a. and at 70º to 85º of c.a., 2% of irregular 0.1 to 0.2 cm wide FG anhedral Py lenses
247.05	254.0	Moderately fractured interval 8 to 12 fractures some with slickensides along bedding per meter, except from 250.60 m to 251.76 m where abundant slickensides every 0.5 to 5 cm apart exist, 4 to 6 per meter irregular 0.1 to 3 cm wide calcite vnlts at 10º to 30º and few at 40º to 60º of c.a. like lenses, 2% to 3% of FG anhedral Py diss in irregular 0.1 to 1 cm lenses, except from 253.0 m to 253.70 m where FG Py lenses reach 5% to 7%
254.0	282.74	Kuc Caracol Fm 0.1 to 1.5 cm wide Silts beds 70% to 75%, 0.1 to 0.5 cm wide few 2 cm to 4 cm wide FG S.S. beds 25% to 30%, lightly wavy bedding at 40º to 50º of c.a., P-C alteration less than 1 fractures along bedding per meter, 1 per meter 0.1 to 0.7 cm wide calcite vnlts at 10º to 30’ of c.a., also at 50º to 60º of c.a., less than 1 per meter 0.1 to 1 cm wide banded calcite lenses
		254.00 m – 256.0 m 3% to 4% of FG anhedral Py diss in 0.1 to 0.2 cm wide lenses
282.74	295.25	Kuc Caracol Fm 0.1 to 1.5 cm wide Silts beds 80% to 85%, wavy 0.1 to 0.8 cm wide FG S.S. beds 15% to 20%, wavy bedding changing from 40º-60º of c.a. at top to 10º at 289.50 m; to 50º at 291 m and to 70º to 80º at the bottom of the interval, P-C alteration, 5% to 7% of irregular hairline to 1.5 cm wide calcite vnlts most at 20º-40º of c.a. also at 60º-75º and like lenses, trz of FG Py diss in very scarce S.S. beds
282.74 m – 283.80 m 5 cm to 10 cm wide consolidated old sedimentary Bx zones, wide apart stockwork of irregular hairline to 1.2 cm wide calcite vnlts
		288.70 m – 289.15 m wk replacement to FG qtz of 0.1 to 0.5 cm wide calcite vnlts-FG anhedral Py in 0.1 cm wide lenses
295.25	297.07	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 75%, irregular wavy 0.2 to 1 cm wide S.S. beds 25%, wavy and micro folded bedding at 60º-70º of c.a., wk

4

QSPC alteration, 8 to 12 per meter irregular broken 0.1 to 0.2 cm wide calcite totally replaced to FG qtz vnlts at 10º-30º of c.a., 3% to 5% of FG subhedral to cubic Py in irregular 0.1 to 0.2 cm wide lenses also FG anhedral Py diss in some S.S. beds
		296.70 m – 297.07 m Irregular Bxed and banded calcite totally replaced to FG qtz-2% of FG anhedral to subhedral Py lens at 60º of c.a.
297.07	298.50	3 to 5 per meter irregular 0.1 to 0.3 cm wide blade textured calcite replaced to FG qtz-trz of FG subhedral Py vnlts at 10º to 20º and at 40º to 60º of c.a.
298.50	317.50	Kuc Caracol Fm 0.1 to 1.5 cm wide Silts beds 70%, wavy irregular 0.2 to 3.5 cm wide FG few medium size grain S.S. beds 30%, wavy bedding at 60º-70º of c.a., P-C alteration, 3 to 5 per meter 0.1 to 2 cm wide calcite vnlts at 30º-50º, 75º-90º of c.a. and like lenses
317.50	319.30	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 90%, 0.1 to 0.7 cm wide FG S.S. beds 10%, wavy bedding at 70º-85º of c.a., wk QSPC alteration, 7 in the interval 0.2 to 3 cm wide calcite replaced to FG qtz-5% to 10% of FG anhedral to subhedral Py lenses and less 0º to 10º of c.a. vnlts, some voids, FG anhedral Py diss 3% to 5% in small clouds and in irregular 0.1 to 0.2 cm wide lenses
319.30	325.00	Caracol Fm 0.1 to 1.5 cm wide Silts beds 80%, wavy 0.1 to 1.5 cm wide FG to medium size grain at bottom of the interval S.S. beds 20%, wavy bedding at 60º- 70º of c.a., P-C alteration trz of sericite in few micro-fractures
		322.70 m – 323.85 m 5% of FG anhedral to subhedral Py in irregular 0.1 to 0.3 cm wide lenses
325.00	332.00	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 80%, wavy irregular 0.1 to 1 cm wide FG few medium size grain S.S. beds 20%, bedding at 40º-50º of c.a., wk QSPC alteration, 5 cm to 2.0 m wide intervals with QSPC alteration by addition of silica, 5 cm to 2 m wide of sedimentary Bx, among 30 cm to 1.5 m wide no Bxed intervals 3% to 5% of irregular 0.1 to 1.2 cm wide broken calcite totally replaced to FG qtz vnlts fragments. FG botryoidal Py also FG subhedral to cubic Py diss and filling voids, FG anhedral Py in 0.1 to 1 cm wide massive lenses, Py 5% to 7% in the interval
323.20 m 1 cm wide Fault vein with 20% of massive Py lens at 50º of c.a.
329.05 m – 329.22 m Fault at 60º-80º of c.a. Py 3%
		330.05 m – 330.65 m Fault gouge interval at 50º of c.a.
332.00	391.97	Kuc Caracol Fm 0.1 to 3 cm wide Silts beds 80%, lightly wavy 0.1 to 1 cm wide FG S.S. beds 20%, bedding at 40º of c.a. from top to 352 m, changing from 30º to 5º at 361 m; 0º from 361.50 to 366 m, 10º to 30º of c.a. from 366 m to 376 m and at 30º -40º of c.a. at bottom of the interval, P-C alteration, wk sericite in scarce calcite vnlts walls, 3% to 5% of irregular hairline to 1 cm wide calcite vnlts and lenses, vnlts at 30º-50º of c.a., few at 75º-90º of c.a. and at 0º to 10º of c.a. , less than 1% of the calcite vnlts with trz to 2% of subhedral to cubic Py, Py trz to 1% in the interval
391.97	395,00	Kuc Caracol Fm 0.1 to 2 cm wide Silts 70%, wavy 0.1 to 3 cm wide FG S.S. beds 30%, bedding at 30º of c.a., P-C alteration, 1 to 2 per meter hairline to 0.1 cm wide calcite vnlts at 10º-20º, 60º-70º and banded lenses
395.00	405.00	Kuc Caracol Fm 0.2 to 2.5 cm wide Silts 80%, wavy irregular 0.2 to 2 cm wide FG S.S. beds 20%, bedding changing from 30º to 10º from top to 397.0 m to 70º-85º of c.a. at bottom of the interval, P-C alteration wk to moderate sericite in micro-fractures and in calcite vnlts walls in a 1.70 m wide interval at top and in 1.88 m wide interval at bottom, 8 to 10 per meter irregular 0.1 to 2 cm wide calcite vnlts at 5º to 20º of c.a. and at 60º to 85º of c.a. also in 0.1 to 0.2 cm wide banded lenses
		395.30 m 396.20 m Faults zone slickensides at 80º of c.a., irregular 0.1 to 0.3

5

		cm wide calcite-moderate sericite vnlts in stockwork
405.00	417.00	Kuc Caracol Fm 0.1 to 1 cm wide scarce 2 cm to 3 cm wide Silts beds 80%, 0.1 to 5 cm wide FG S.S. beds 20%, lightly wavy bedding at 80º to 85º of c.a., P-C alteration, 2 to 3 per meter irregular hairline to 0.8 cm wide calcite vnlts at 20º- 40º and at 80º to 85º of c.a.
417.00	423.30	Kuc Caracol Fm 0.1 to 1 cm Silts 60%, 0.2 to 4 cm wide few 10 cm to 15 cm wide FG S.S. beds 40%, bedding at 80º-85º of c.a. from top to 420 m; 0º to 20º to 442 m and at 40º to 50º of c.a. at bottom, P-C alteration wk sericite diss in some FG S.S. beds, 15% of wide apart stockwork of 0.2 to 5 cm wide calcite vnlts, some banded 0.1 to 0.5 cm wide banded calcite lenses
417.00 m – 417.20 m Fault gouge zone planes at 80º -85º of c.a.
		421.30 m – 422.45 m Fault gouge 2 to 5 cm wide Fault gouge zones at 30º to 40º of c.a. among moderately fractured 1 cm to 15 cm long rock fragments, irregular 2 cm to 10 cm wide of sedimentary Bx intervals with 15% to 20% of 0.2 to 2 cm wide calcite vnlts like groundmass
423.30	427.00	Kuc Caracol Fm 0.2 to 2.5 cm wide silts beds 60%, 0.1 to 4 cm wide FG to medium size grain S.S. beds 40%, bedding at 30º-50º of c.a., P-C alteration, 20% of irregular 0.2 to 5 cm wide calcite vnlts in wide apart stockwork Fault gouge zones at
427.00	459.03	Kuc Caracol Fm 0.1 to 1.5 cm wide Silts beds 75% to 80%, 0.1 to 2 cm wide few 3 to 5 cm wide FG S.S. beds 20% to 25%, bedding at 30º-50º of c.a., P-C alteration, less than 1 per meter hairline to 0.2 cm wide calcite vnlts at 20º to 30º and at 60º-80º of c.a., scarce 0.1 to 0.8 cm wide banded calcite lenses
448.90 m – 450.60 m 10 to 12 per meter irregular 0.1 to 1 cm wide calcite vnlts at 60º to 85º of c.a.
		455.50 m – 457.48 m 8 to 10 per meter 0.1 to 0.3 cm wide irregular calcite lenses and less hairline to 0.1 cm wide vnlts at 50º-60º of c.a.
459.03		End of hole

6

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	February 8/ 2006
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES

Summary of DDH QTA-40-06; 699.499 E; 2,652,197 N, 1927 m ASL 340°//60°, Concordia area 200 m S70W of hole QTA-30
From	To	Description
0.00	18.80	No recovery drilled with tricone bit- Casing
18.80	38.10	Kuc Caracol Fm 0.2 to 5 cm wide Silts beds 60%, 0.2 to 1 cm wide FG S:S. beds 40%, very irregular wavy bedding at 70º-90ºof c.a., slump features, wk QSPC alteration, wk bleaching to light grey color rock, 2 per meter irregular 0.2 to 0.5 cm few 1 cm wide calcite few with tan color Goethite at 10º to 30º of c.a. some druse textures in calcite vnlts at 5º to 15º of c.a.
29.00		Bottom of the oxidation zone
38.10	40.70	Broken interval Fault from 39.69 to 39.90 m at 50º of c.a. wide apart stockwork of irregular 0.3 to 2.5 cm wide calcite partially replaced to FG qtz trz to 3% of FG anhedral Py vnlts
40.70	49.60	Kuc Caracol Fm, 0.1 to 1 cm wide Silts beds 70%, 0.1 to 0.5 cm wide WAVY FG S.S. beds 30%, wavy bedding at 70º-85º of c.a. wk QSPC alteration wkly bleached rock, 1 to 2 per meter hairline to 0.2 few 1 cm wide calcite locally replaced to FG qtz vnlts at 70º to 85º the wider and at 10º to 30º of c.a. the thinner vnlts.
45.70 m – 46.20 m Two 3 cm and 5 cm wide of irregular sedimentary Bx intervals with 10% to 15% of 0.1 to 0.5 cm wide calcite replaced to FG qtz-3% to 5% of FG anhedral Py vnlts filling voids. Irregular 0.1 to 0.3 cm wide FG anhedral Py lenses 3% to 5% of Py
49.00 m – 49.50 m wk to moderate sericite Fault from 49.05 m to 49.10 m at 70º of c.a.
49.45 m 5 cm wide bended calcite replaced to FG qtz-5% of FG anhedral Py at 70º of c.a.
		49.55 m 0.1 to 0.3 cm wide calcite-3% to 5% of FG anhedral Py vnlt at 50º of c.a.
49.60	60.05	Kuc Caracol Fm 0.2 to 2 cm wide Silts beds 60%, 0.2 to 1 cm wide FG S.S. beds 40%, lightly wavy bedding changing from 85º at top to 60º of c.a. at bottom, wk QSPC alteration wk sericite in few calcite vnlts walls, 2 to 5 per meter irregular 0.1 to 2 cm wide calcite vnlts at 10º to 40º of c.a. and 70º to 85º of c.a. lenses, few calcite vnlts partially replaced to FG qtz with trz to 3% of FG subhedral Py .
52.80 m 53.20 m Fault Bx gouge zone at 30º of c.a., 20% of calcite filling voids
		56.0 m to 58.33 m Broken core interval Fault planes at 30º and at 70º of c.a.
60.05	69.60	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 70%, lightly wavy 0.2 to 0.5 cm wide FG S.S. beds, 30% wavy bedding at 60º to 75º of c.a. broken interval, 1 to 3 per meter irregular 0.2 to 1 cm wide calcite few partially replaced To FG qtz vnlts at

1

30º-50º of c.a. trz of FG Py in very scarce calcite-qtz vnlts Three fault gouge intervals from 60.05 m to 62.90 m with planes at 60º-85º of c.a. 2% to 5% of irregular 0.1 to 3 cm wide calcite partially replaced to FG qtz vnlts fragments 62.40 m -65.00 m wk fractured interval 5 cm to 20 cm long core fragments, fractures at 20º-40º of c.a. some with wk sericite 66.50 m 66.55 m Fault gouge interval planes at 30º of c.a. 68.60 m – 69.60 m Fault gouge interval planes at 5º to 15º of c.a. 5% of irregular 0.2 to 0.8 cm wide calcite vnlts fragments and filling voids
69.60	78.05	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 70% to 75%, wavy irregular 0.3 to 3 cm wide FG S.S. beds 30%, bedding at 50º to 75º of c.a., wk QSPC alteration wkly bleached rock, 6 to 8 per meter irregular 0.2 to 0.5 cm wide few 1 to 3 cm wide calcite s0ome locally replaced to FG qtz trz of FG anhedral Py vnlts at 10º- 25º of c.a. and at 50º-75º of c.a.
74.45 m – 75.60 m Irregular 0.2 to 1 cm wide calcite replaced to FG qtz trz to 2% of FG anhedral Py trz of black Sph and ss vnlts in stockwork
78.05	96.59	Faulted interval 5 cm to 1 m wide fault gouge intervals among 20 cm to 80 cm wide wkly fractured intervals, moderate sericite, less than 1 per meter 0.1 to 0.3 cm wide calcite vnlts in wkly broken intervals
78.08 m – 79.20 m Fault Bx planes at 70º of c.a. along bedding mod sericite trz to 3% of FG anhedral Py diss in milled groundmass trz of calcite replaced to FG qtz vnlts fragments
79.90 m 80.70 m Fault Bx with planes at 60º-85º of c.a. mod sericite 1% to 2% of FG subhedral Py diss in gouge
80.90 m – 81.40 m Fault Bx gouge interval at 70º of c.a.
83.70 m – 86.40 m 5 cm to 1 m wide fault gouge intervals with planes at 70º to 85º of c.a., 3% of irregular 0.5 to 1.2 cm wide calcite replaced to FG qtz vnlts fragments
87.70 m – 88.00 m Fault gouge planes at 70º of c.a. along bedding
88.50 m 88.80 m Fault Bx planes at 60º-70º of c.a. along bedding mod sericite 3% of FG subhedral Py in milled groundmass
90.40 m -90.70 m Fault Bx along bedding 15% of calcite replaced to FG qtz-5% to 10% of FG anhedral Py vnlts fragments also FG anhedral Py diss 2% in groundmass
91.30 m – 92.80 m 2 cm to 3 cm wide Fault Bx gouge intervals along bedding with 5% to 10% of irregular 0.5 to 2 cm wide calcite replaced TO FG qtz-5% of FG Py vnlts fragments among moderately fractured core intervals, 6 to 8 per meter 0.2 to 1 cm wide calcite replaced to FG qtz-3% to 5% of FG anhedral to subhedral Py in walls lenses and less vnlts at 10º to 30º of c.a., Py 3% to 5% in the interval
93.40 m – 93.95 m Fault Bx gouge at 60º-80º of c.a. moderate sericite 5% of irregular calcite wkly replaced to FG qtz vnlts fragments 2% of FG anhedral Py diss in Bx groundmass
96-59	101.30	Kuc Caracol Fm 0.1 to 1 cm wide Silts beds 80%, 0.1 to 0.3 cm wide lightly wavy FG S.S. beds 20%, bedding at 70º-80º of c.a., wk P-C to wk QSPC alteration, moderately fractured interval most fault planes at 70º-80º of c.a. along bedding, 10 cm to 40 cm wide wkly broken intervals with 1 c, to 3 cm long core fragments, 5% of 0.5 to 1 cm wide calcite vnlts fragments
98.30 m 99.60 m 5 to 7 per meter irregular 0.2 to 1.5 cm wide blade calcite replaced to FG qtz trz of FG anhedral Py vnlts at 0º to 30º of c.a.
101.30	106.90	Faulted zone with planes at 60º-85 º of c.a. along bedding few at 30º-50º of c.a. less than 7 cm long core fragments, 5 cm to 1.20 m wide Fault Bx gouge

2

		intervals with moderate sericite 3% of irregular 0.1 to 0.3 cm wide calcite vnlts fragments trz to 1% of FG anhedral Py diss in few Bxed intervals.
106.90	110.70	Kuc Caracol Fm 0.1 to 3 cm wide Silts beds 80%. Lightly wavy 0.1 to 0.3 cm wide FG S.S. beds 20%, bedding at 70º-80º of c.a., wk QSPC alteration wkly to moderately fractured interval two zones 5 cm and 30 cm wide of Fault Bx gouge, 10 to 12 per meter 0.1 to 0.3 cm wide calcite lenses and less vnlts at 10º to 30º of c.a.
110.70	115.28	Moderately fractured interval 6 in the interval 2 cm to 30 cm wide Fault Bx gouge intervals most along bedding at 70º-80º of c.a. few at 40º-60º of c.a., P-C alteration, 2 to 3 per meter 0.2 to 4 cm wide calcite totally replaced to FG qtz some with 1% to 2% of FG anhedral Py lenses and less vnlts at 10º-20º of c.a. 110.70 m 4 cm wide Bx gouge at 70º of c.a. with 10% to 15% of calcite replaced to FG qtz vnlts fragments and 5% to 7% of FG subhedral Py in vnlts and diss in groundmass
		114.95 m – 115.00 m 5 cm wide irregular banded calcite totally replaced to FG qtz-5% to 7% of Fg subhedral Py trz of ss vnlt at 70º of c.a.
115.28	116.20	3% of irregular 0.2 to 0.4 cm wide FG to medium size grain subhedral to cubic Py lenses and vnlts at 10º to 30º of c.a. Py 3% in the interval
116.20	121.00	Kuc Caracol Fm 0.1 to 3 cm wide Silts beds 60%, wavy irregular 0.2 to 15 cm wide FG to medium size grain S.S. beds 40%, lightly wavy bedding at 70º-85º of c.a., wk P-C to wk QSPC alteration 1% to 2% of irregular 0.1 to 3 cm wide calcite partially replaced to FG qtz vnlts and lenses few with trz to 2% of FG to medium size grain anhedral Py, 2% of FG to medium size grain anhedral to subhedral Py vnlts in 0.1 to 0.2 cm wide lenses and vnlts at 10º to 30º of c.a.
121.00	128.55	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 80%, lightly wavy 0.1 to 0.3 cm wide FG S.S. beds 20%, bedding at 70º-80º of c.a., wk P-C to wk QSPC alteration, 1 to 2 per meter irregular hairline to 0.5 cm wide calcite replaced to FG qtz trz to 2% of FG subhedral Py vnlts at 10º-30º of c.a. and at 70º-80º of c.a. lenses 123.76- 126.10 m 10% of irregular 0.2 to 1.5 cm wide calcite replaced to FG qtz- 3% to 5% of FG to medium size grain subhedral Py vnlts at 10º-20º of c.a. and in irregular lenses and filling old sedimentary Bx intervals voids.
128.55	129.85	Broken interval Fault planes at 60º-80º of c.a. wide apart stockwork of 0.2 to 5 cm wide calcite replaced to FG qtz-3% to 5% of FG to Medium size grain subhedral Py-trz to 1% of Sph vnlts
129.85	132.65	Kuc Caracol Fm 0.1 to 4 cm wide Silts beds 80%, 0.1 to 1 cm wide FG S.S. beds 20%, bedding at 60º of c.a., wk P-C to wk QSPC alteration, 3 to 5 per meter irregular 0.2 to 0.5 cm wide calcite totally replaced to FG qtz-5% of FG to medium size grain subhedral Py and FG anhedral Py diss in walls trz to 1% of black Sph vnlts at 10º-20º of c.a. and at 60º of c.a. lenses
132.65	144.65	Kuc Caracol Fm 0.1 to 3 cm wide Silts beds 85% lightly wavy 0.1 to 0.3 cm wide FG S.S. beds 15%, bedding at 60º-80º of c.a., wk P-C to wk QSPC alteration, wkly fractured interval 1 to 3 fractures per meter at 30º-50º and at 70º-85 of c.a. 1 to 3 per meter 0.2 to 1 cm wide calcite wkly replaced to FG qtz 1% to 3% of FG subhedral Py vnlts at 60º-85º of c.a., FG anhedral to subhedral Py in irregular 0.1 to 0.2 cm wide vnlts and lenses at 60º-80º of c.a., Py 1% to 2% in the interval
144.65	145.00	Fault zone planes at 50º of c.a. stockwork of irregular 0.2 to 2 cm wide banded calcite-organic material lenses-FG anhedral Py and medium size grain subhedral Py-trz of ss vnlts, 3% to 5% of sulfides in the interval
145.00	146.70	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 85%, 0.1 to 0.7 cm wide FG S.S. beds 15%, bedding at 70º-80º of c.a., wk P-C to wk QSPC alteration, 3% to 4% of FG anhedral Py to subhedral Py in 0.1 to 0.2 cm wide lenses with less calcite,

3

		scarce same composition 0.1 to 0.2 cm wide vnlts at 10º-20º of c.a.
146.70	148.20	Two 23 cm and 33 cm wide Fault gouge intervals at top and bottom of the interval respectively with moderately fractured core interval in the centre, moderate sericite fault planes at 50º-70º of c.a. crossing beds
148.20	153.45	Kuc Caracol Fm 0.2 to 1 cm wide Silts beds 75%, irregular wavy 0.2 to 2 cm wide FG S.S. beds 25%, wavy bedding at 60º-70º of c.a., wk P-C to wk QSPC alteration, faults at 149.9 m to 150.11 m at 60º-80º of c.a.; from 150.92 m to 150.97 m at 60º of c.a., from 152.35 m to 153.00 m at 60º of c.a. along bedding, 10 to 12 per meter irregular 0.1 to 0.6 cm wide calcite some of them replaced to FG qtz trz to 5% of subhedral to cubic Py vnlts in wide apart stockwork, also 1% to 2% of FG anhedral Py diss in 0.1 to 0.2 cm wide lenses Total Py 2% to 3% in the interval
153.45	155.59	Fault Bx gouge interval irregular planes at 60º-80º of c.a. usually 0.5 to 2 cm long sub rounded rock fragments in grey to dark grey color milled rock 2% to 3% of subhedral to cubic Py diss, moderate sericite and organic material groundmass, 3% of irregular 0.2 to 1 cm wide calcite replaced to FG qtz some with blade texture-2% to 4% of subhedral to cubic Py vnlts fragments
155.59	164.43	Kuc Caracol Fm irregular 0.1 to 2.5 cm wide Silts beds 80%, wavy 0.1 to 2 cm wide scarce up to 10 cm wide FG to medium size grain S.S. beds 20%, irregular wavy bedding changing from 50º-60º of c.a. at top to 30º-50º of c.a. at bottom, few slump features, wk P-C to wk QSPC alteration, 8 to 10 per meter 0.1 to 0.3 cm wide few 1 cm wide calcite replaced to FG qtz-2% to 10% of FG anhedral and subhedral to cubic Py vnlts at 10º-20º, 50º-70º of c.a. and lenses, 1% of FG anhedral Py clouds and diss in 0.1 to 0.3 cm wide lenses with scarce calcite to qtz, Py 1% to 2% in the interval
164.43	164.48	3 cm wide calcite replaced to FG qtz some voids 10% to 20% of FG anhedral and Medium size subhedral to cubic also in small needles Py, 5% of black Sph- 1% of ss vnlt at 70º of c.a.
164.48 Dashed	175.45 Green	Kuc Caracol Fm 0.1 to 3 cm wide Silts beds 80%, wavy 0.1 to 0.5 cm wide few 5 to 7 cm wide FG to medium size grain S.S. beds 20%, bedding at 50º-60º at top to 75º-90 of c.a. at bottom, P-C to wk QSPC alteration, wk to moderate sericite in some calcite to qtz vnlts walls and less micro-fractures, 6 to 10 per meter irregular hairline to 1 cm wide calcite totally replaced to FG qtz and partially altered to sericite in walls-FG to medium size grain subhedral to cubic Py, scarce with trz to 1% of black Sph vnlts at 20º-40º and 60º-80º of c.a. like lenses
175.45	215.97	Kuc Caracol Fm 0.2 to 3 cm wide Silts beds 80%, wavy 0.1 to 2 cm wide few 2 cm to 4 cm wide FG to medium size grain S.S. beds 20%, bedding at 70º-85º of c.a. except from 184.20 m to 186.10 m where bedding is at 50º-60º of c.a., P-C to wk QSPC alteration wk sericite, 8 to 15 per meter 0.2 to 0.5 cm wide few 0.8 to 2 cm wide calcite replaced to FG qtz-FG to medium size subhedral to cubic Py some with trz to 3% of black Sph vnlts at 40º-70º of c.a. few 10º-30º of c.a. also like lenses, FG anhedral Py diss and in hairline to 0.1 cm wide lenses, Sulfides 5% to 7% in the interval
215.97 Dashed	234.90 Green	Kuc Caracol Fm 0.5 to 2 cm wide Silts beds varying from 80% at top to 75% at bottom, wavy 0.1 to 0.5 cm wide few 1 cm to 2 cm wide at bottom-FG at top to FG-medium size grain at bottom S.S. beds 20% at top to 25% at bottom, lightly wavy bedding at 60º-75º of c.a., P-C to wk QSPC alteration, trz to wk sericite, 6 to 10 per meter 0.1 to 0.3 cm wide few 0.5 to 1.2 cm wide calcite few partially replaced to FG qtz-5% to 10% of FG to medium size grain subhedral Py few of them with trz to 3% of black Sph –trz to 1% of AsPy at bottom vnlts at 10º-25º and at 60º-85º of c.a. vnlts and lenses, trz to 1% of FG anhedral Py diss in some

4

		S.S. beds or in irregular clouds, total sulfides 2% to 3% in the interval
234.90	239.85	Kuc Caracol Fm 0.2 to 3 cm wide Silts beds 70%, lightly wavy 0.5 to 5 cm wide FG to medium size grain S.S. beds 30%, lightly wavy bedding at 50º-70º of c.a., P-C to wk QSPC alteration trz to wk sericite, 4 to 6 per meter 0.1 to 0.4 cm wide calcite replaced to FG qtz-trz to 5% of FG to medium size grain subhedral Py vnlts at 40º-60º of c.a. few at 10º-20º of c.a., 5% to 7% of irregular 0.1 to 0.3 cm wide subhedral Py lenses and less vnlts at 20º-40º of c.a., 2% of FG anhedral Py diss and in small clouds in some S.S. beds, total sulfides 4% to 5% in the interval
239.85	248.41	Kuc Caracol Fm 0.1 to 4 cm wide Silts beds 75%, wavy 0.1 to 0.5 cm wide few up to 30 cm wide FG to medium size grain S.S. beds 25%, wavy bedding at 60º- 70º of c.a., P-C to wk QSPC alteration, 2 to 4 per meter 0.1 to 0.3 cm wide few up to 1.2 cm wide calcite replaced to FG qtz -2% to 3% of FG to medium size grain anhedral Py lenses and less vnlts at 10º-40º of c.a., 7 in the interval 2 to 6 cm wide irregular banded calcite wkly replaced to FG qtz-thin layers of rock and of organic material, 1% to 5% of subhedral Py lenses in sedimentary Bx zones, Py 1% to 2% in the interval
248.41	274.40	Kuc Caracol Fm very irregular wavy 0.1 to 3 cm wide Silts beds 75%, 0.1 to 3 cm wide FG S.S. beds 25%, slump features wavy bedding changing from 0º-10º at top to 60º-90 of c.a. at bottom, 8 of the interval, P-C to wk QSPC alteration moderate sericite with trz to 2% of subhedral to cubic Py in 0.1 to 0.3 cm wide calcite to qtz vnlts at 10º to 30º of c.a. in 1 m to 3 m wide intervals 263.65 m -264.07 m 2 cm to 3 cm wide Fault gouge zones at 0º to 20º of c.a.
274.10	294.55	Kuc Caracol Fm 0.1 to 4 cm wide Silts beds 70%, wavy 0.2 to 5 cm wide FG some beds medium size grain S.S. beds 30%, irregular wavy bedding at 70º-85º of c.a., P-C alteration, 5 to 7 per meter hairline to 0.2 cm wide calcite vnlts few with trz of FG anhedral Py at 40º-60º of c.a. and like lenses, FG anhedral Py in scarce < 0.1 cm wide lenses, Py trz to 1% in the interval
294.55	312.10	Medium size grain S.S. in beds 20 m to 60 cm wide 80% and 20% of 5 cm to 80 cm wide intervals of 0.1 to 1 cm wide Silts 80% and FG S.S. 20% bedding at 75º-85º of c.a. QSPC alteration
298.22 m – 298.88 m 4 in the interval irregular 0.2 to 2 cm wide calcite replaced to FG qtz-2% to 4% of FG to medium size grain subhedral to cubic Py 1% of black Sph vnlts and lenses at 75º.85º of c.a., FG anhedral Py in clouds and in 0.1 to 0.2 cm wide calcite to qtz vnlts at 30º of c.a.
		301 m _ 306.17 m 4 to 6 per meter 0.1 to 2 cm wide calcite replaced to FG qtz. blade textures 5% to 10% of subhedral to cubic Py-1% to 3% of brown and black Sph few with trz to 1% of ss vnlts at 30º-50º of c.a. and at 75º -85º like lenses
312.10	319.75	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 70%, 0.1 to 2 cm wide few 20 cm to 70 cm wide medium size grain S.S. beds 30%, bedding at 70º-85º of c.a., P-C to wk QSPC alteration, trz to 1% of FG anhedral Py clouds also FG to medium size grain subhedral Py in < 0.1 cm wide calcite replaced to FG qtz vnlts at 10º-20º and at 60º-85º of c.a. 317.50 m – 319.50 m wide apart 0.1 to 0.5 cm wide calcite-trz to 1% of FG subhedral Py vnlts in stockwork
319.75	336.30	Kuc Caracol Fm very irregular 0.1 to 4 cm wide Silts beds 50%, micro-folded 0.1 to 3 cm wide few 10 cm to 80 cm wide FG to medium size grain S.S. beds 50%, slump features wavy bedding at 60º -70º of c.a., P-C alteration 2 to 4 per meter 0.1 to 0.3 cm wide calcite vnlts at 30º-60º of c.a. few at 80º-90º of c.a. few with 1% to 2% of FG anhedral Py, FG anhedral Py diss in wide S.S. beds, Py 1% to 2% in the interval

5

336.30	366.30	Very irregular 0.1 to 2 cm wide Silts beds 75% to 80%, 0.2 to 3 cm wide few up to 2.5 cm wide FG to medium size grain S.S. beds 20% to 25%, bedding changing from 50º-70º at top to 20º-30º of c.a. at 341 m; 75º-85º of c.a. from 344 m to 348 m; 0º to 30º of c.a. from 348 m to 352 m; 20º-50º to 358 m; 10º to 30º to 361 m 20º-50º from 361 m to 365 m; 5º -20º of c.a. from 365 m to 366.30 m, 1 to 2 every 3 to 4 m apart 0.1 to 1 cm wide calcite few with 1% to 5% of FG anhedral Py vnlts at 10º-30º and at 60º-75º of c.a., trz to 1% of FG anhedral Py diss in S.S. beds, Py 1% in the interval
366.30	388.62	Kuc Caracol Fm 5 cm to 3 m wide intervals of FG to medium size grain S.S. beds 50% among 50% of intervals of 0.1 to 2 cm wide Silts 80%-FG S.S. beds 20%, bedding at 50º-70º of c.a. from top to 372 m; 5º-20º of c.a. from 372 m to the bottom of the interval, wk QSPC alteration wk sericite diss in S.S. beds and in some calcite vnlts walls, 4 to 6 per meter hairline to 0.5 cm wide calcite few with 1% to 3% of FG subhedral Py vnlts at 60º-85º of c.a. few at 10º-20º of c.a., FG anhedral Py diss in S.S. beds 1% to 2%
388.62		Actual depth of hole

6

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	March 17, 2006
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES

Summary of DDH QTA-41-06; 698911 E; 2,652,199 N, 1934 m ASL, 340°/-55°, West Concordia area
From	To	Description
0.00	6.71	Drilled with tri-cone bit, no recovered core, casing
6.71	16.30	Kuc Caracol Fm, 0.2 to 3 cm wide Silts beds 95%, 1 to 3 cm wide FG S.S. beds 5%, bedding changing from 5º at top to 30º in the middle and at 60º at bottom of the interval, wk QSPC alteration wk bleached rock, moderately fractured zone from 8.8 m to 9.8 m, 1 per meter 0.3 to 1 cm wide scarce up to 2 cm wide calcite- moderate amount of Goethite in walls vnlts at 40º to 50º of c.a.
	16.30	Bottom of the oxidation zone
16.30	38.75	Kuc Caracol Fm 0.3 to 5 cm wide Silts beds 95%, 0.2 to 0.5 cm wide FG S.S. beds 5%, bedding changing from 60º of c.a. at top to 30º from 21 m to 23 m, 5º from 23 m to 24 m, changing from 40º to 70º of c.a. from 24 to 32 m; 20º to 0º from 32 to 35 m and 20º to 40º at bottom of the interval, wk QSPC alteration 1 to 2 per meter 0.3 cm few 1 to 2 cm wide calcite- trz to 3% OF Fg subhedral Py vnlts at 40º to 50º of c.a. few vnlts at 60º to 80º of c.a.
38.75	55.0	Kuc Caracol 0.2 to 3 cm wide Silts beds 90%, 0.3 to 1 cm wide FG S.S. beds 10%, bedding changing from 40º at top to 30º and again 40º at bottom, wk QSPC alteration moderately broken interval Fault zones 0.20 cm to 1.2 m wide, some with up to 3% Py diss, fault planes at 40º to 60º of c.a.; 2 per meter 0.5 to 2 cm wide calcite few with trz to 3% of Fg subhedral Py vnlts at 60º-70º of c.a. few at 30º-40º of c.a.
55.00	62.40	0.2 to 4 cm wide Silts beds 90%, 0.2 to 0.5 cm wide FG S.S. beds 10%, bedding at 70º of c.a., wk QSPC alteration
62.40	75.90	Kuc Caracol Fm 0.2 to 3 cm wide Silts beds 80%, 0.2 to 2 cm wide FG S.S. beds 20%, wavy irregular bedding changing from 5º of c.a. at top to 40º of c.a. at bottom, wk QSPC alteration, few 5 cm wide Fault intervals with light grey colour gouge and planes at 80º of c.a., 1 every 2 meters to 1 per meter 0.5 to 1 cm wide calcite-trz to 3% of FG subhedral to cubic Py vnlts at 40º to 70º of c.a.
75.90	106.20	Kuc Caracol Silts 80%/ S.S. 20% in 0.2 to 2 cm wide beds, bedding changing from 60º to 10º at top then 0º of c.a. at 96 m and changing from 0º to 20º at bottom of the interval, wk QSPC alteration, 2 per meter 0.3 to 1 cm wide few 3 cm to 6 cm wide calcite with trz to 3% of FG subhedral and cubic Py vnlts at 60º to 85º of c.a. few at 5º to 10º of c.a.

1

106.20	120.20	Kuc Caracol Fm 0.2 to 3 cm wide Silts 70% and FG S.S. 30% beds, very irregular wavy bedding changing from 40º of c.a. at top to 20º .50º in the middle and 10º at bottom of the interval, wk QSPC alteration, scarce 0.5 to 10 cm wide fault gouge intervals, 3 per meter 0.3 to 0.5 cm wide scarce 1 cm to 3 cm wide calcite trz to 5% of FG subhedral to cubic Py vnlts at 20º to 40º of c.a.
120.20	135.00	Kuc Caracol Fm Silts 80% FG S.S. 20% in beds 0.2 to 3 cm few S.S. up to 4 cm wide, bedding changing from 10º of c.a. at top to 40º-60º of c.a. at bottom, 1 to 2 per meter 0.3 to 0.5 cm scarce 1 cm to 3 cm wide calcite trz to 3% of Fg subhedral Py , vnlts at 50º to 70º of c.a. scarce 80º of c.a.
135.00	182.00	Kuc Caracol Fm 0.2 to 2 cm wide Silts beds 70% to 80%, 0.1 to 1 cm wide FG S.S. beds 20’% to 30%, bedding changing from 50º -60º at top to 30º-40º in the middle and again 50º to 60º of c.a. at bottom of the interval, P-C to wk QSPC alteration, 2 to 3 per meter 0.5 to 1 cm few 3 to 5 cm wide calcite scarce partially replaced to FG qtz trz to 5% of Fg to medium size grain subhedral to cubic Py very scarce with trz of red to brown Sph and ss vnlts at 60º to 80º and less at 20º to 30º of c.a.
182.00	198.70	Kuc Caracol Fm 0.2 to 2 cm wide Silts beds 80%, 0.2 to 1 cm wide FG S.S. beds 20%, bedding from 60º of c.a. at top to 40º of c.a. at bottom, wk sericite in micro fractures P-C to wk QSPC alteration, moderately broken interval , 4 per meter 0.5 to 1 cm few 2 cm to 4 cm wide calcite trz to 3% of Fg subhedral to cubic Py vnlts at 20º to 50º of c.a. few at 60º to 80º of c.a. and along bedding
198.70	202.65	Fault zone highly fractured interval 0.5 to 4 cm long scarce 10 cm to 40 cm long rock fragments with moderate sericite in 20% of light grey colour gouge like groundmass, scarce 0.3 and one 7 cm wide calcite -2% of FG subhedral Py trz of black Sph vnlts along bedding
202.65	209.90	Kuc Caracol Fm 0.2 to 2 cm wide Silts beds 90%, 0.2 to 0.5 cm wide FG S.S. beds 10%, bedding at 50º of c.a., P-C to wk QSPC alteration, 3 per meter 0.2 to 0.5 cm calcite wk sericite-trz to 2% of FG subhedral Py scarce with trz of Sph vnlts at 40º to 70º of c.a. 206.5 m to 207 .0 m wide apart stockwork of 0.2 to 0.5 cm wide calcite les sericite and trz of FG subhedral Py vnlts
		207.80 m 1 cm wide calcite replaced to FG qtz -3% of FG Py 3% of Sph and ss vnlt at 70º of c.a. 207 .0 m- 209.0 m moderately broken interval 4 faults in the interval at 20º of c.a.
209.90	240.30	Kuc Caracol Fm 0.2 to 3 cm wide Silts beds 80%, 0.2 to 1 cm wide FG S.S. beds 20%, bedding at 50º of c.a., P-C to wk QSPC alteration, 2 fault intervals from 209.90 m to 215.30 m and from 221.75 m to 224.20 m, 2 to 3 per meter 0.5 to 2 cm wide calcite partially replaced to FG qtz- some with trz to 5% of subhedral Py few with trz to 1% of black Sph and less ss vnlts at 40º to 60º of c.a. few at 10º to 20º
240.30	261.80	Kuc Caracol Fm FG S.S. beds 100%, bedding at 60º of c.a. QSPC alteration 1 per meter 0.5 to 2 cm wide calcite replaced to FG qtz -2% of FG subhedral Py some with trz to 3% of Sph and less ss vnlts at 40º to 60º of c.a. 10 to 50 cm wide stockwork intervals of 0.1 to 0.3 cm wide calcite -2% of Fg subhedral Py and trz of Sph vnlts 244.90 m – 245.20 m Fault zone
261.80	280.00	Kuc Caracol Fm 0.2 to 3 cm wide Silts beds 70% to 80%, 0.2 to 1 cm few up to 5 cm wide FG S.S. beds 20% to 30%, bedding at 60º to 70º of c.a., P-C alteration, three 5 to 25 cm wide fault zones in bottom of the interval with planes at 60º to 70º

2

280.00	314.60	Kuc Caracol Fm 0.2 to 3 cm wide Silts beds 80%, 0.2 to 1 cm scarce up to 20 cm wide FG S.S. beds 20%, bedding at 60º of c.a., P-C alteration 1 to 2 per meter 0.2 to 0.5 cm, scarce 1 to 2 cm wide calcite few with trz to 1% of FG cubic Py and just one partially replaced to FG qtz vnlts at 40º to 60º few at 10º-30º of c.a. 283.20 m -290.30 m two 5 and 60 cm wide Fault gouge zones at 60º and 70º of c.a.
314.60	331.32	Kuc Caracol Fm 5 cm to 2 m wide S.S. intervals 80%, 0.2 to 2 cm wide Silts beds 20%, bedding at 70º-80ºof c.a. wk QSPC alteration, 2 per meter 0.2 to 0.5 cm few 1 to 2 cm wide calcite very scarce partially replaced to FG qtz scarce with trz of FG subhedral Py vnlts at 30º to 60º of c.a. few at 70º-80º of c.a. 315.00 m – 316.0 m wide apart stockwork of 0.1 to 0.3 cm wide calcite vnlts 329.0 m – 329.20 m Fault gouge zone 3 to 5 cm long rock fragments, fault planes at 60º of c.a.
331.32	342.20	Kuc Caracol Fm massive S.S. intervals 90% with 5 cm to 10 cm Silts intervals 10%, bedding changing from 80º at top to 40º at bottom of the interval, wk QSPC alteration, 4 per meter 0.2 to 1 cm scarce up to 3 cm wide calcite scarce with 1% to 2% of subhedral to cubic Py vnlts at 40º to 60º of c.a. few at 20º to 30º of c.a. 339.55 m – 341.70 moderately fractured interval at 20º of c.a.
342.20	350.00	Kuc Caracol Fm 5 to 20’ cm wide Silts intervals 70% to 95% FG S.S. beds 5% to 30%, bedding at 50º of c.a. wk QSPC alteration, 3 per meter 0.2 to 1 cm few up to 3 cm wide calcite vnlts at 40º to 60º few at 70º of c.a. 342.40 m -345.00 m wide apart stockwork of 0.2 2 cm wide calcite trz of Fg cubic Py vnlts
350.00	368.40	Kuc Caracol Fm, FG S.S. intervals 80%, 2 to 15 cm wide Silts intervals 20%, bedding at 60º-70º of c.a., wk QSPC alteration, 2 per meter 0.2 to 1 cm wide calcite some with trz to 2% of FG subhedral Py vnlts at 10 ºto 20º of c.a. scarce 60º to 70º of c.a., just one in the interval calcite partially replaced to FG qtz
		360.50 m 0.5 cm wide calcite-2% of Fg cubic Py and trz of Sph vnlt at 20º of c.a.
368.40	397.00	Kuc Caracol Fm 0.2 to 2 cm wide Silts beds 90%, 0.2 to 5 cm wide FG S.S. beds 10%, wavy bedding changing from 60º of c.a. at top to 30º and fast changing to 5º of c.a. at bottom of the interval, P-C alteration 2 per meter 0.2 to 0.5 cm wide calcite vnlts 20º to 40º of c.a. few at 60º to 70º of c.a.
397.00	420.00	Kuc Caracol 0.2 to 2 cm wide Silts beds 95%, FG S.S. beds 5%, bedding changing from 10º at top to 30º of c.a. at bottom of the interval, P-C alteration, 1 to 2 per meter 0.1 to 0.3 cm few up to 5 cm wide calcite few with trz of Fg subhedral Py vnlts at 20º to 40º of c.a. few at 60º of c.a. 398.37 m – 398.67 m 20 cm wide Bx firmed by Silts fragment in a calcite groundmass at 50º of c.a.
420.00	490.00	Kuc Caracol Fm 0.2 to 5 cm wide Silts beds 95%, 0.1 to 1 cm FG S.S. beds 5%, wavy bedding at 20º to 30º of c.a., P-C alteration, 2 to 3 per meter 0.2 to 0.5 cm scarce 2 to 4 cm wide calcite scarce wkly replaced to FG qtz and with trz of FG Py vnlts at 20º to 40º of c.a. few 60º to 70º of c.a.
		451.60 m 0.5 cm wide calcite-Fg subhedral Py 2% and trz to 1% of Sph vnlt at 40º of c.a. FG anhedral Py 1% to 2% diss
490.00	516.10	Kuc Caracol Fm 0.2 to 4 cm wide Silts beds 80%, 0.1 to 1 cm FG S.S. beds 20%, bedding changing from 50º of c.a. at top to 30º-40º of c.a. at bottom of the interval, P-C alteration, 1 per meter 0.3 to 1 cm wide calcite vnlts at 50º to 70º of

3

		c.a. few at 10º to 30º of c.a. FG anhedral Py diss 1%
516.10	534.60	Kuc Caracol Fm 0.5cm to 2 m wide FG S.S. beds80%, 2 to 4 cm Silts intervals 20%, bedding changing from 30º of c.a. at top to 60º of c.a. at bottom, wk QSPC alteration wk sericite in micro-vnlts, moderately fractured interval, 3 to 4 per meter 0.3 to 0.5 cm wide calcite few with trz of Fg subhedral Py vnlts at 40º to 60º of c.a. few at 20º to 30º of c.a. scarce 0.1 to 0.3 cm wide calcite lenses, FG anhedral Py diss 1%
		518.50 m – 518.70 m Bxed zone with irregular 0.1 to 1 cm wide calcite vnlts one 1 cm wide calcite vnlt with 5% of ss.
534.60	540.25	Kuc Caracol Fm 0.2 to 3 cm wide Silts beds 80%, 0.5 to 1 cm wide FG S.S. beds 20%, bedding at 50º to 60º of c.a., P-C alteration, 1 per meter 0.1 to 0.3 cm wide calcite lenses few 0.1 to 0.3 cm wide calcite -trz to 1% of FG Py vnlts at 40º of c.a., Fg anhedral Py diss 1%
540.25	567.50	Kuc Caracol Fm 5 cm to 2 m wide FG to medium size grain S.S. beds 70%, with 1 cm to 5 cm intervals of 0.1 to 1 cm wide Silts beds 30%, bedding changing from 50°/ of c.a. from top to 550 m and 80°/ from 550 m to the bottom of the interval, P-C alteration, FG anhedral Py diss 1%, also 1 to 2 per meter 0.1 to 0.3 cm wide lenses, moderate to abundant 0.1 to 1 cm wide calcite few partially replaced to FG qtz with trz to 1% of cubic Py and few with trz to 1% of ss needles.
		546.05 m – 556.00 m 5 per meter 0.1 to 1 cm wide calcite some partially replaced to FG qtz- 1% of cubic Py and trz to 1% of ss needles,, 2 to 3 per meter 0.1 to 0.3 cm wide calcite-FG anhedral Py lenses
567.50	599.00	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 80%, 0.1 to 1 cm wide FG S.S. beds 20%, bedding at 80°/ of c.a. P-C alteration, 1 per meter 0.1 to 1 cm wide calcite scarce locally replaced to FG qtz with trz to 1% of FG anhedral Py, also less than 1 per meter 0.1 to 0.2 cm wide FG anhedral Py lenses.
		579.00 m 0.3 cm wide calcite partially replaced to FG qtz-2% to 3% of FG subhedral Py and trz to 0.5 % of ss needles.
599.00	630.00	Kuc Caracol Fm Silts beds 70%, S.S. 30%, P-c alteration mod fractures 1 to 2 per meter calcite wkly replaced to FG qtz vnlts
		603.00 m -609.90 m 2 per meter 0.1 to 1 cm wide calcite wkly replaced to FG qtz- 1% to 2% of FG Py and trz of ss.
630.00	668.79	Kuc Caracol Fm Silts beds 80%, S.S. 20% wk amount of calcite wkly replaced to FG qtz vnlts 632.60 m – 650.25 m 1 every 2 meters 0.3 cm wide calcite wkly replaced to FG qtz – trz of Sph and ss vnlts.
668.79	681.40	Caracol Fm Silts 80%, S.S.,20% P-C alteration, wk 0.1 to 0.5 cm wide calcite wkly replaced to FG qtz vnlts, 1% of FG anhedral Py diss scarce cubic Py
681.40	690.10	Caracol Fm coarse grain size at top grading to medium size grain at bottom S.S. beds 95%, Silts 5%, P-C alteration, fractured interval with abundant 3 cm wide fault gouge zones at 20°/ to 40°/ of c.a. moderate amount of 0.2 to 0.5 cm wide calcite wkly replaced to FG qtz, FG anhedral Py 1% diss trz of cubic Py.
690.10	709.00	Kuc Caracol Fm Silts beds 70%, S.S. 30%, P-C alteration, fractured interval moderate amount of 0.1 to 0.3 cm wide calcite wkly replaced to FG qtz vnlts, FG anhedral Py diss < 1% trz of cubic Py
709.00	715.80	Caracol Fm Silts beds 70%, S.S. 30%, P-C alteration highly fractured interval, scarce calcite wkly replaced to FG qtz vnlts
715.80	738.80	Silts 80%, S.S. 20% P-C alteration moderate to highly fractured interval scarce calcite wkly replaced to FG qtz vnlts, trz of FG Py diss.
738.80	745.10	Upper and lower Influence interval of a Bxed veinlet zone formed by medium

4

size grain S.S. and calcite partially to totally replaced to FG qtz fragments and less Sph-Gn-ss vnlts forming thin stockwork zones. 738.30 m – 738.80 m Silts beds with stockwork of calcite partially replaced to FG qtz-FG subhedral Py diss 1%
      738.80 m – 740.75 m Bxed veinlet interval at 70° to 75° of c.a.
      738.80 m 1 cm wide massive Sph-8% of Py 2% of Gn-ss trz of AsPy vnlt at 70°/ of c.a.
      738.31 m – 739.03 m Bxed vnlt scarce S.S. fragments in abundant calcite almost totally replaced to FG qtz 2% of FG to medium size grain subhedral to cubic Py and 1% of Sph-ss
      739.03 m – 739.06 m Gouge interval at 60° of c.a. 15% of medium size grain Py and trz of Sph
      739.06 m – 740.05 m Bx interval scarce S.S. fragments in abundant calcite almost totally replaced to FG qtz groundmass trz of Sph-ss Gn AsPy includes a 1 cm wide massive Sph < FG Py and 1% to 2% of Gn-ss vnlt at 740.00 m at 60°/ of c.a.
      740.25 m 2 cm wide calcite partially to totally replaced to FG qtz with trz of Sph and ss vnlt at 40° of c.a.
      740.45 m 10 cm wide massive qtz trz of Sph and possible trz of Gn vnlt at 30°/ of c.a.
      740.60 m 1 cm wide calcite totally replaced to FG qtz 8% to 10% of Py and trz of Sph and ss vnlt at 30° of c.a.
      740.60 m – 740.75 m massive calcite totally replaced to FG qtz with 3% to 5% of FG Py and VFG diss of possible ss-Sph-Gn?
      740.75 m – 743.60 m Stockwork of calcite almost totally replaced to FG qtz 2% of Py and trz of Sph-ss vnlts
     743.60 m -745.10 m Caracol Fm S.S. beds 60%, Silts 40% with some massive sulfides and less calcite replaced to FG qtz vnlts and lenses
      743.65 m 1 cm wide massive Py with 15% to 20% of Sph and 1% to 2% of Gn-ss vnlt at 30°/ of c.a.
      743.80 m – 744.15 m irregular calcite totally replaced to FG qtz-1% of Sph- ss vnlts
      744.20 m Two 5 mm wide massive Py 35% of calcite totally replaced to FG qtz and 5% of Sph < Gn-ss vnlts at 30°/ of c.a.
		744.65 m 2 cm wide massive Sph 15% of Py 5% of Gn- ss lens at 50° of c.a.
745.10	752.60	Kuc Caracol Fm S.S. beds 95% Silts 95%, P-C alteration Moderate fractures, moderate 2 per meter 0.1 to 0.3 cm wide calcite almost totally replaced to FG qtz 2% of Fine to medium size grain Py- 1% to 2% of Sph-Gn and 1% of ss vnlts
752.60	765.10	Kuc Caracol Fm Silts beds 90% S.S. 10% wk fractures
		752.60 m – 753.80 m Stockwork and Bx interval formed by irregular calcite partially replaced to FG qtz, 5% of FG to medium size grain Py, 5% to 7% of Sph with less Gn and 2% of ss vnlts and fragments among Silts fragments 758.00 m – 765.00 m irregular 1 cm to 2 cm wide fragments of 85% FG qtz and 15% of FG to medium size grain Py , wk < 0.1 cm wide Py micro vnlts
765.10	801.00	Kuc Caracol Fm, 2 to 10 cm wide intervals of silts beds 60%, 0.5 to 2 cm wide few up to 10 cm wide S.S. beds 40%, P-C alteration, highly fractured interval, moderate to abundant amount of 0.1 to 1 cm wide calcite almost totally replaced to FG qtz with 1% to 2% of FG to medium size grain Py diss, few with trz of Sph ss vnlts, few 10 cm to 15 cm wide calcite almost totally replaced to FG qtz trz of FG Py vnlts.

5

765.10 m – 776.50 m 10% of FG Py diss and less cubic Py in vnlts includes FG Py in 0.1 cm wide lenses
776.50 m – 794.00 m 5% of medium size grain cubic Py in vnlts and in 0.1 cm wide lenses
769.50 m 1 cm wide calcite almost totally replaced to FG qtz trz of Sph-ss vnlt at 30° of c.a.
794.00 m – 801.00 m !% to 2% of FG Py diss
773.00 m – 773.30 m Bxed veinlet 50% of rock fragments in 25% of calcite totally replaced to FG qtz-20% of medium size grain cubic Py 4% to 5% of ss 1% to 2% of Sph
781.60 m – 781.90 m Fault gouge interval along bedding with 5% of calcite totally replaced to FG qtz fragments
785.75 m 786.70 m Bxed veinlet interval formed by 50% of Silts-S.S. fragments 40% of calcite almost totally replaced to FG qtz 5% of medium size grain Py 3% to 5% of ss 1% to 2% of Sph.
790.05 m – 790.80 m 80% of calcite totally replaced to FG qtz -15% of medium size grain Py- 3% of Sph -2% of ss veinlet with a 15 cm wide Silts fragment
		796.40 m 797.15 m three 15 cm wide Bx intervals formed by < 1 cm long silts fragments in 80% of calcite totally replaced to FG qtz 20% of medium size grain Py groundmass.
801.00	803.25	Kuc Caracol Fm 0.2 to 4 cm wide Silts beds 60%, 0.5 to 1 cm wide S.S. beds 40%, P-C alteration , highly fractured interval, scarce 0.1 to 0.5 cm wide calcite wkly replaced to FG qtz vnlts, FG anhedral Py diss 1%
		802.30 m – 2 cm wide calcite partially replaced to FG qtz -10% of Py, 15% Sph - 5% of ss lens
803.25	827.30	Kuc Caracol Fm 2 cm to 4 cm wide Silts beds 70%, 0.1 to 0.5 cm wide FG S.S. beds 30%. Wk fractured interval, scarce 0.1 to 0.5 cm wide calcite wkly replaced to FG qtz vnlts
		816.30 m – 818.90 m two 5 cm wide calcite wkly to moderately replaced to FG qtz-5% of medium size grain Py, 5% of Sph and ss lens
827.30	861.67	Kuc Caracol Fm 2 cm to 4 cm wide Silts beds 80%, 0.5 to 1 cm wide FG S.S. beds 20%, P-C alteration , very scarce 0.1 to 0.3 cm wide calcite vnlts, FG anhedral Py diss in some S.S. beds < 1%
861.67		End of hole

6

MINERA AGUA TIERRA S.A. DE C.V.
DARIO AVALOS 38
NIEVES, ZAC.
MEXICO
TEL Y FAX: (498)-935-56-86

DATE:	March 21, / 20065
TO:	Tom Patton	ccp. Tom Turner
FROM:	Héctor Fernández
SUBJECT:	Drilling at Nieves
PAGES

Summary of DDH QTA-42-06; 700,246 E; 2,654,060 N, 1960 ASL 20°/-50°, East California area
From	To	Description
0.00	35.36	Drilled with Tricone bit -No core- Casing
35.36	45.20	Kuc Caracol Fm 2 cm to 4 cm wide Silts intervals 70% among 0.3 to 0.5 cm wide S.S. beds 30%, bedding at 60º of c.a., grey to light grey color rock wk bleaching P-C alteration, wk 0.2 to 1 cm few up to 3 cm wide calcite vnlts, few with trz to 1% of Goethite and trz of hematite , few 0.1 to 0.2 cm wide hematite lenses
	45.20	Bottom of the oxidation zone
45.20	114.00	Kuc Caracol Fm 1 cm to 4 cm wide Silts intervals 70%, 0.3 to 1 cm wide FG S.S. beds 30% bedding at 50º to 70º of c.a., P-C alteration, wkly to moderately fractured interval, most fractures along bedding or at 20º to 30º of c.a. wk to moderate amount of 0.2 to 1 cm wide calcite scarce with wk replacement to FG qtz vnlts, trz of FG Py diss, few vnlts with trz to 1% of FG anhedral Py
114.00	140.00	Kuc Caracol Fm 0.5 to 2 cm wide Silts beds 70%, 0.2 to 1 cm wide FG S.S. beds 30%, bedding at 70º -80º of c.a., P-C alteration, wk clays in fractures, moderately to highly fractured interval fault planes at 20º to 40º of c.a. less along bedding, moderate amount of 0.3 to 1 cm wide few 1 cm to 4 cm wide calcite few wkly replaced to FG qtz and scarce with trz to 1% of FG anhedral Py vnlts along bedding and at 30º of c.a.
140.00	210.00	Kuc Caracol Fm 1 to 4 cm wide Silts intervals 80%, 0.3 to 1 cm wide FG S.S. beds 20%, bedding changing from 60º-80º of c.a. from top to 190 m to 30º -40º of c.a. at bottom of the interval, P-C alteration, wkly to moderately fractured interval, moderate amount of 0.3 to 1 cm wide calcite scarce wkly replaced to FG qtz some with trz to 1% of FG anhedral Py vnlts at 10º to 30º of c.a. few at 40º to 60º of c.a. 1 to 2 per meter 0.1 to 0.3 cm wide calcite lenses
184.40 m – 185.30 m Fault gouge at 30º of c.a. with calcite fragments and 1% to 2% of FG Py.
		201.40 m – 202.80 m Fault gouge zone milled rock and less calcite fault planes along bedding
210.00	230.30	Kuc Caracol Fm 0.2 to 3 cm wide Silts beds 70%, 0.2 to 2 cm wide FG S.S. beds 30%, bedding at 30º to 40º of c.a., wk to moderate bleaching mainly on S.S. beds to a light grey color rock, wk QSPC alteration, 2 to 3 per meter 0.2 to 1 cm few up to 2 cm wide calcite few with trz to 5% of medium size grain subhedral Py vnlts, 20% of 0.1 to 0.3 cm wide calcite lenses.
230.30	237.90	Moderately fractured interval 5 cm to 10 cm fault gouge intervals formed by 20%

1

		of milled material and 80% of 0.5 to 2 cm long rock fragments, 1 to 2 per meter 0.2 to 0.5 cm wide calcite few with trz to 3% of subhedral Py vnlts at 40º to 50º of c.a.
237.90	267.70	Kuc Caracol Fm 0.2 to 2 cm wide Silts beds 70%, 0.2 to 1 cm wide FG S.S. beds 30%, bedding changing from 50º at top to 80º at bottom of the interval, wk bleached interval P-C to wk QSPC alteration, Fault from 248.35 m to 248.70 m, 2 to 3 per meter 0.2 to 0.5 cm wide few 2 to 3 cm wide calcite scarce with trz to 5% of FG to medium size grain subhedral Py vnlts at 30º to 50º of c.a.
267.70	274.65	Highly fractured interval 2 per meter 10 cm to 20 cm wide fault zones, and three 30 cm, 1.25 m and 1.45 m wide Fault zones in the interval, bedding changing from 80º at top to 60º of c.a. at bottom, 1 to 2 per meter 0.2 to 2 cm wide calcite scarce wkly replaced to FG qtz vnlts at5º to 20º of c.a., few at 50º to 60º of c.a.
274.65	280.00	Kuc Caracol Fm 0.2 to 2 cm wide Silts beds 60%, FG S.S. beds 40%, bedding at 60º of c.a. wk to moderately bleached rock, wk QSPC alteration, 3 per meter 0.2 to 2 cm wide calcite vnlts at 40º to 60º of c.a.
280.00	301.30	Kuc Caracol Fm 0.2 to 2 cm wide Silts 60% and FG S.S. beds 40%, bedding changing from 60º of c.a. at top to 40º of c.a. in the middle and 10º to 20º of c.a. at bottom of the interval, wk bleached rock P-C to wk QSPC alteration, 3 per meter 0.2 to 1 cm wide few 3 cm and 7 cm wide calcite vnlts at 20º to 40º of c.a., 10% of 0.1 to 0.3 cm wide calcite lenses,
		286.20 m -287.00 m wide apart stockwork zone formed by irregular 0.1 to 3 cm wide calcite vnlts
301.30	303.60	Moderately fractured interval wk QSPC alteration three 20 cm, 40 cm and 50 cm wide fault zones with apparent planes at 30º of c.a.
303.60	310.40	Kuc Caracol Fm 0.2 to 2 cm wide Silts 60% and FG S.S. 40% beds, bedding at 10º of c.a., wk bleached interval wk QSPC alteration, 2 per meter 0.2 to 0.5 cm wide calcite vnlts at 30º to 50º of c.a.
310.40	314.20	Moderately to highly fractured interval, 20 cm to 30 cm wide Fault zones with 50% of gouge and 50% of 0.3 to 1 cm long rock fragments among moderately fractured rock intervals wk calcite vnlts fragments.
314.20	323.15	Moderately bleached rock interval, bedding at 70º of c.a. with sudden changes to 5º to 10º of c.a. from 320.20 m to 321.40 m forming thin sedimentary Bx along bedding zones formed by 0.3 to 1 cm long S.S fragments , wk QSPC alteration, moderate sericite in micro-fractures, 1 to 2 per meter 5 cm to 10 cm wide broken intervals, 1 per meter 0.2 to 0.5 cm wide few 1 to 3 cm wide calcite vnlts at 30º of c.a. and just one at 80º of c.a. scarce calcite vnlts with rock fragments like pebble dike.
323.15	329.00	Kuc Caracol Fm 0.2 to 2 cm wide Silts 70% and FG S.S. beds 30%, bedding at 70º of c.a., moderate bleached rock wk QSPC alteration, 4 in the interval 0.5 to 2 cm wide calcite vnlts at 20º to 40º of c.a.
325.30 m 325.50 m stockwork of 0.1 to 0.5 cm wide calcite vnlts
		326.0 m to 326.20 m stockwork of 0.1 to 0.5 cm wide calcite vnlts
329.00	341.30	Kuc Caracol Fm 0.2 to 3 cm wide Silts beds 80%, 0.2 to 1 cm few up to 10 cm wide FG S.S. beds 20%, bedding at 70º of c.a. P-C to wk QSPC alteration, 2 per meter 0.2 to 0.5 cm wide calcite vnlts at 50º to 70º of c.a. few at 20º to 30º of c.a.
341.30	350.00	Kuc Caracol Fm 0.2 to 4 cm wide Silts beds 80%, 0.2 to 1 cm few up to 10 cm wide FG S.S. beds 20%, bedding at 60º of c.a. P-C to wk QSPC alteration, 1 to 2 per meter 0.2 to 0.5 cm wide calcite vnlts at 50º to 70º of c.a.
342.60 m to 344.60 m moderately broken interval
		342.80 m – 343.50 m stock work of 0.1 to 1 cm wide calcite and 2% of FG Py

2

		vnlts.
350.00	403.40	Kuc Caracol Fm 0.2 to 2 cm wide Silts beds 80%, 0.2 to 1 cm wide FG S.S. beds 20%, bedding changing from 60º of c.a. at top to 30º of c.a. at bottom, wk bleaching P-C to wk QSPC alteration 1 to 2 per meter 0.2 to 0.5 cm wide calcite scarce with 1% to 2% of medium size grain subhedral Py vnlts at 30º to 60º of c.a.
		352.60 m – 353.45 m wide apart stockwork of 0.1 to 0.5 cm wide calcite vnlts, 5 slickensides at 60º -70º of c.a. along bedding in the interval
403.40	406.70	Fault zone at 20º to 30º of c.a. with intervals 10 cm to 30 cm long of no broken rock wk QSPC alteration wk sericite
406.70	419.60	Kuc Caracol Fm 0.2 to 3 cm wide Silts beds 80%, 0.2 to 1 cm few up to 3 cm wide FG S.S. beds 20%, bedding changing from 50º of c.a. at top to 20º of c.a. at bottom, 2 per meter 0.2 to 0.5 cm calcite vnlts at 40º to 60º of c.a. few at 20º to 30º of c.a., scarce slickensides with red to tan oxides.
419.60	425.25	Kuc Caracol Fm 0.1 to 3 cm wide Silts beds 70%, 0.1 to 1 cm wide FG S.S. beds 30%, wavy bedding chang9ing from 30º to 40º of c.a. at top to 10º-20º of c.a. at bottom of the interval, wk bleaching on S.S. beds P-C to wk QSPC alteration, 2 to 3 per meter irregular 0.1 to 1 cm wide calcite-2% to 3% of tan- red-brown color Goethite-Hematite lenses and scarce vnlts at 10º to 20º of c.a. and at 70º to 85ºof c.a.
425.25	434.00	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 50%, wavy 0.1 to 3 cm wide FG to medium size grain S.S. beds 50%, wavy irregular bedding at 0º to 10º of c.a., P- C to wk QSPC alteration, wk sericite in some calcite vnlts walls and in micro- fracture, 2 to 3 per meter 0.1 to 1 cm wide calcite < sericite scarce with up to 5% of FG anhedral Py vnlts at 5º to 30º of c.a. trz of brown Goethite from Py
434.00	447.50	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 80%, wavy 0.1 to 2 cm wide FG to medium size grain S.S. beds 20%, wavy and irregular bedding changing from 10º to 15º of c.a. at top to 30º-40º of c.a. at bottom, P-C alteration, wk sericite, less than 1 per meter irregular hairline to 0.2 cm wide calcite vnlts at 20º-30º of c.a. few at 70º-85º of c.a.
447.50	449.37	Kuc Caracol Fm Silts 80% to 90%, wavy 0.1 to 0.8 cm wide FG S.S. beds 10% to 20%, bedding at 30º-50º of c.a., P-C to wk QSPC alteration, 3% to 5% of irregular 0.1 to 2 cm wide calcite-brown Goethite vnlts at 20º -40º of c.a., 4 to 6 per meter 0.1 to 0.3 cm wide lenses with Goethite diss, Goethite 1% to 3% in the interval
		448.80 m 2 cm wide calcite-5% of botroiydal Goethite vnlt at 20º of c.a.
449.37	451.76	Kuc Caracol Fm 0.1 to 4 cm wide Silts beds 80% to 85%, 0.1 to 1 cm wide FG S.S. wavy beds 15% to 20%, irregular bedding with turbiditic and slump features at 40º of c.a., 1 to 2 per meter hairline to 0.2 cm wide calcite lenses some with trz of Goethite, less than 1 per meter 0.1 to 0.2 cm wide calcite vnlts at 35º to 40º of c.a.
451.76	453.91	Thin bedded 0.1 to 1 cm wide Silts 60% to 70% and FG to medium size grain S.S. 30% to 40% beds, lightly wavy bedding at 40º to 50º of c.a., P-C to wk QSPC alteration 3% to 5% of 0.1 to 0.2 cm wide lenses with Goethite diss, less 0.1 to 0.2 cm wide Goethite vnlts at 0º to 20º of c.a. 452.20 m Irregular 0.1 to 1.5 cm wide calcite-brown yellowish goethite vnlt at 40º of c.a.
453.91	458.40	Thin Bedded Caracol Fm 0.1 to 1 cm wide beds Silts 70%-80%, S.S. 20%-30%, lightly wavy bedding at 50º of c.a., P-C alteration, 2 to 3 per meter irregular 0.1 to 1 cm wide calcite lenses and less vnlts at 70º -85º of c.a. 457.90 m -458.40 m 10% of irregular and broken 0.1 to 0.3 cm wide calcite

3

		lenses and vnlts
458,40	476.60	Kuc Caracol Fm 0.2 to 15 cm wide Silts beds 70%-80%, wavy irregular 0.5 to 10 cm wide FG to medium size grain S.S. beds 20% to 30%, slump and turbiditic wavy bedding at 30º to 55º of c.a., P-C to wk QSPC alteration, wk bleaching in S.S. beds, 3 to 5 irregular hairline to 2 cm wide calcite lenses and less vnlts at 10º to 30º of c.a. few at 70’º to 85º of c.a., irregular 0.5 to 3 cm wide pebble dikes at 60º to 80º of c.a.
		466.00 m -469.50 m 6 to 8 per meter 0.1 to 2 cm wide calcite lenses and less vnlts at 30º-50º and at 70º-85º of c.a.
477.32	490.00	Kuc Caracol Fm 0.2 to 3 cm wide Silts beds 70%, 0.1 to 1 cm few up to 3 cm wide FG S.S. beds 30%, bedding at 40º of c.a., P-C to wk QSPC alteration, wk bleached rock, 3 per meter0.2 to 1 cm few up to 2 cm wide calcite few with trz to 3% of FG subhedral Py vnlts at 40º-60º of c.a. less vnlts at 20º -30º of c.a.
490.00	510.00	Kuc Caracol Fm, 0.2 to 2 cm wide Silts beds 70’%, 0.2 to 1 cm wide FG S.S. beds 30%, bedding changing from 70º of c.a. at top to 30º of c.a. at bottom, less than 1 per meter 0.1 to 0.3 cm wide few up to 1 cm wide calcite vnlts at 20-30º of c.a. some along bedding.
506.00 m – 509.0 m 0.2 to 2 cm wide irregular calcite vnlts in stockwork
498.55 m – 499.75 m moderately broken interval
		506.40 m – 506.45 m Fault gouge zone 1 cm long rock fragments in 30% of gouge
510.00	518.00	Kuc Caracol Fm 0.5 to 3 cm wide FG to medium size grain S.S. beds 80%, 0.2 to 1 cm wide Silts beds 20%, bedding changing f5rom 30º of c.a. at top to 90º of c.a. in the middle and 70º of c.a. at bottom of the interval, moderately to highly fractured interval with 2 per meter 5 cm to 10’ cm wide fault zones at 40º to 60º of c.a., and few at 5º of c.a., 1 per meter 0.1 to 1 cm few up to 2 cm wide calcite vnlts at 20º -30º of c.a.
518.00	541.00	Kuc Caracol Fm, 0.2 to 3 cm wide Silts beds 70%, 0.2 to 0.5 cm wide FG S.S. beds 30%, bedding changing from 70º of c.a. at top to 70º-90 down to 528.0 m, bedding at 30º at 530 m and at 20º of c.a. at bottom of the interval, 1 to 2 per meter 0.2 to 1 cm wide calcite vnlts at 5º to 30º of c.a. few at 60º-70º of c.a. 533.0 m – 535.10 m Moderately fractured interval 2 per meter 3 cm to 30 cm wide broken intervals.
		533.20 m – 533.40 m Fault gouge zone formed by 2 cm to 3 cm long rock fragments in a light grey color gouge like groundmass.
541.00		Reduction to NQ core diameter
541.00	557.00	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 70%, 0.1 to 0.5 cm wide FG to medium size grain S.S. beds 30%, wavy bedding at 30º-40º of c.a. P-C to wk QSPC alteration wk sericite in some calcite vnlts walls, 1 to 2 per meter irregular 0.1 to 0.8 cm wide calcite lenses, 1 per meter irregular hairline to 0.5 cm wide calcite vnlts at 10º-30º of c.a. less at 40º-50º of c.a.
557.00	572.00	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 60%, 0.2 to 6 cm wide medium size grain S.S. beds 40%, lightly wavy bedding changing from 30º of c.a. at top to 50º of c.a. at bottom of the interval, P-C alteration, 2 to 3 per meter 0.1 to 0.5 cm wide calcite lenses, less than 1 per meter hairline to 1 cm wide calcite scarce with trz to 2% of FG subhedral Py vnlts at 70º-80º of c.a. and less at 10º-30º of c.a.
572.00	602.00	Kuc Caracol Fm, 0.1 to 1.5 cm wide Silts beds 80%, 0.1 to 0.5 cm wide FG S.S. beds 20%, lightly wavy bedding at 40º of c.a., wk P-C alteration, 1 to 2 per meter 0.2 to 1 cm wide banded calcite lenses, less than 1 per meter hairline to 0.3 cm wide calcite very scarce with trz of FG subhedral Py vnlts at 20º-40º of c.a. less

4

		at 70º-80º of c.a. 600.00 m- 600.50 m 0.3 to 1 cm wide calcite vnlts in wide apart stockwork
602.00	622.53	Kuc Caracol Fm 0.1 to 4 cm wide Silts beds 70% to 80%, 0.2 to 1 cm wide scarce 5 to 20 cm wide FG to medium size grain S.S. beds 20% to 30%, wavy bedding at 40º-50º of c.a. except from 611 to 611.50 where bedding is at 15º 25º of c.a., wk P-C alteration, 2 to 3 per meter 0.2 to 1 cm wide calcite lenses, less than 1 per meter hairline to 0.5 cm wide calcite very scarce with trz to 2% of FG anhedral Py vnlts at 10º-30º of c.a. and at 70º-85º of c.a.
622.53	633.40	0.1 to 3 cm wide Silts beds 80%, 0.1 to 1 cm wide scarce 2 cm wide FG S.S. beds 20%, bedding changing 40º-50º from top down to 631.60 m to 0º-20º at bottom of the interval, P-C alteration, 4 to 6 per meter 0.2 to 3 cm wide calcite vnlts at 30º-50º of c.a.
626.70 m – 626.85 m irregular 0.1 to 2 cm wide calcite vnlts in stockwork
		631.55 m – 633.40 m Irregular hairline to 1 cm scarce up to 3 cm wide calcite vnlts in wide apart stockwork
633.40	642.35	Kuc Caracol Fm 0.1 to 3 cm wide Silts beds 80%, 0.1 to 1 cm wide FG S.S. beds 20%, wavy and micro-folded bedding changing 10º-30º from top down to 641.20 m depth, then 30º-50º of c.a. to the bottom of the interval, P-C alteration, 4 to 6 per meter 0.1 to 1 cm wide banded calcite lenses, 2 to 3 per meter hairline to 1 cm wide calcite few at the bottom of the interval with FG anhedral Py vnlts at 0º -20º of c.a. and at 70º-85º of c.a.
		641.20 m – 642.35 m 4 in the interval 0.5 to 1 cm wide 40% of FG anhedral Py- calcite vnlts at 0º-10º of c.a. and at 55º of c.a., Py 5% in the interval
642.35	651.05	Kuc Caracol Fm 0.1 to 2 cm wide Silts beds 80% to 85%, 0.1 to 0.5 cm wide FG S.S. beds 15% to 20%, wavy bedding at 30º-50º of c.a., wk P-C alteration, less than 1 per meter 0.1 to 1.2 cm wide calcite lenses, less than 1 per meter hairline to 0.5 cm wide calcite-scarce with 2% to 5% of FG anhedral Py vnlts at 0º-30º of c.a. less at 70º-80º of c.a.
651.05		End of hole

5

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-11	236001	60.25	61.25	1.00	<0.05	<5	0.4	18	114	15	3	310
QTA-11	236002	61.25	62.34	1.09	<0.05	<5	0.2	23	130	3	3	321
QTA-11	236003	62.34	63.29	0.95	<0.05	<5	<0.2	13	102	5	<2	269
QTA-11	236004	63.29	64.82	1.53	<0.05	<5	<0.2	16	170	22	3	248
QTA-11	236005	64.82	65.82	1.00	<0.05	<5	0.3	21	92	21	7	227
QTA-11	236006	81.90	82.00	0.20	<0.05	<5	0.2	15	149	7	<2	384
QTA-11	236007	112.36	112.56	0.31	<0.05	<5	0.2	15	125	11	2	231
QTA-11	236008	114.00	114.31	0.20	<0.05	<5	0.2	10	72	15	3	456
QTA-11	236009	116.70	116.90	0.80	<0.05	<5	0.3	26	136	19	4	353
QTA-11	236010	130.30	131.10	0.80	<0.05	<5	0.5	11	78	9	2	487
QTA-11	236011	142.29	143.74	1.45	<0.05	<5	0.2	15	99	15	5	318
QTA-11	236012	147.65	147.75	0.10	<0.05	<5	0.3	23	152	32	6	337
QTA-11	236013	152.65	154.00	1.35	<0.05	<5	<0.2	19	96	12	4	370
QTA-11	236014	154.00	156.07	2.07	<0.05	<5	<0.2	14	98	14	3	394
QTA-11	236015	156.07	156.87	0.80	<0.05	<5	0.2	13	134	9	8	416
QTA-11	236016	165.53	166.13	0.60	<0.05	<5	0.3	13	98	56	6	385
QTA-11	236017	166.73	167.53	0.80	<0.05	<5	0.3	14	99	22	2	343
QTA-11	236018	189.86	190.01	0.15	<0.05	<5	0.2	15	114	26	8	394
QTA-11	236019	190.01	192.38	2.37	<0.05	<5	0.2	16	112	29	6	306
QTA-11	236020	192.38	194.86	2.48	<0.05	<5	0.3	17	98	50	11	544
QTA-11	236021	194.86	196.06	1.20	<0.05	<5	0.2	14	106	27	9	411
QTA-11	236022	196.06	198.00	1.94	<0.05	<5	0.2	16	108	41	11	487
QTA-11	236023	209.40	210.00	0.60	<0.05	<5	0.4	14	76	163	17	1320
QTA-11	236024	210.00	210.30	0.30	<0.05	<5	0.4	28	79	474	25	2210
QTA-11	236025	210.30	211.60	1.30	<0.05	<5	0.4	16	122	136	21	928
QTA-11	236026	211.60	211.80	0.20	<0.05	<5	0.3	9	66	192	8	1590
QTA-11	236027	211.80	212.00	0.20	<0.05	<5	0.4	15	108	63	18	612
QTA-11	236028	212.00	213.00	1.00	<0.05	<5	0.3	18	104	94	18	689
QTA-11	236029	213.00	214.00	1.00	<0.05	<5	0.4	16	106	22	9	392
QTA-11	236030	214.00	214.20	0.20	<0.05	<5	<0.2	15	79	36	8	518
QTA-11	236031	214.20	214.90	0.70	<0.05	<5	0.3	17	120	22	7	256
QTA-11	236032	214.90	215.30	0.40	<0.05	<5	0.3	17	69	38	17	497
QTA-11	236033	217.89	219.04	1.15	<0.05	<5	0.2	12	98	21	4	447
QTA-11	236034	234.48	234.68	0.20	<0.05	<5	0.2	13	76	21	5	500
QTA-11	236035	234.68	235.58	0.90	<0.05	<5	0.4	16	104	25	4	404
QTA-11	236036	256.12	256.82	0.70	<0.05	<5	0.3	17	86	114	24	671
QTA-11	236037	267.50	267.80	0.30	<0.05	<5	0.3	19	102	18	13	393
QTA-11	236038	268.36	269.05	0.69	<0.05	<5	0.4	15	108	24	5	398
QTA-11	236039	269.05	269.65	0.60	<0.05	<5	0.3	12	110	19	4	380
QTA-11	236040	269.65	271.40	1.75	<0.05	<5	0.3	15	91	25	8	519
QTA-11	236041	271.40	272.00	0.60	<0.05	<5	0.3	12	107	23	26	421
QTA-11	236042	272.00	272.60	0.60	<0.05	<5	0.3	14	101	58	22	804
QTA-11	236043	272.60	273.20	0.60	<0.05	<5	0.4	14	89	96	31	1305
QTA-11	236044	273.20	274.31	1.11	<0.05	<5	1.8	14	83	160	31	1240
QTA-11	236045	274.31	275.30	0.99	<0.05	<5	0.3	13	101	74	20	588
QTA-11	236046	275.30	276.45	1.15	<0.05	<5	0.3	22	100	55	16	388
QTA-11	236047	276.45	276.95	0.50	<0.05	<5	0.3	15	96	30	8	435
QTA-11	236048	276.95	277.35	0.40	<0.05	<5	0.3	11	73	18	8	622
QTA-11	236049	277.35	277.46	0.11	<0.05	<5	0.3	11	95	21	5	428
QTA-11	236050	277.46	278.68	1.22	<0.05	<5	0.3	13	100	30	8	353
QTA-11	236051	278.68	278.78	0.10	<0.05	<5	0.2	13	90	35	10	412
QTA-11	236052	278.78	280.60	1.82	<0.05	<5	0.4	10	81	29	8	364
QTA-11	236053	280.80	281.90	1.10	<0.05	<5	0.3	15	92	23	10	415
QTA-11	236054	295.00	296.00	1.00	<0.05	<5	0.3	13	108	12	5	322
QTA-11	236055	296.00	297.79	1.79	<0.05	<5	0.4	14	102	19	4	355
QTA-11	236056	311.45	311.71	0.26	<0.05	<5	1.4	18	81	124	12	1325
QTA-11	236057	313.33	313.53	0.20	<0.05	<5	0.4	24	105	14	7	648
QTA-11	236058	313.53	313.83	0.30	<0.05	<5	0.3	20	49	20	13	1355
QTA-11	236059	313.83	314.47	0.64	<0.05	<5	0.6	21	112	21	8	289
QTA-11	236060	320.43	320.48	0.05	<0.05	<5	0.2	17	88	16	7	637
QTA-11	236061	321.48	322.08	0.60	<0.05	<5	<0.2	16	93	15	5	674
QTA-11	236062	325.65	326.22	0.57	0.07	<5	2.9	32	144	1295	27	1285
QTA-11	236063	326.22	326.92	0.70	<0.05	<5	5.1	15	97	776	38	1675

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 1 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-11	236064	326.92	327.27	0.35	<0.05	<5	0.9	13	110	42	20	1650
QTA-11	236065	327.27	327.57	0.30	<0.05	<5	<0.2	15	86	14	12	778
QTA-11	236066	329.12	329.72	0.60	<0.05	<5	0.5	12	97	73	24	1315
QTA-11	236067	329.72	330.03	0.31	<0.05	<5	<0.2	16	102	20	11	573
QTA-11	236068	330.03	331.32	1.29	<0.05	<5	0.4	14	102	60	26	692
QTA-11	236069	331.32	331.72	0.40	<0.05	<5	6.4	37	153	2880	53	2080
QTA-11	236070	331.72	332.62	0.90	<0.05	<5	0.9	14	114	197	37	634
QTA-11	236071	332.62	333.12	0.50	<0.05	<5	0.2	15	99	36	19	1055
QTA-11	236072	333.12	333.82	0.70	<0.05	<5	<0.2	12	114	28	14	438
QTA-11	236073	333.82	334.02	0.20	<0.05	<5	<0.2	15	107	44	19	600
QTA-11	236074	334.02	334.97	0.95	<0.05	<5	4.1	18	125	506	33	988
QTA-11	236075	334.97	335.72	0.75	<0.05	<5	2.3	15	86	109	20	1775
QTA-11	236076	335.72	336.12	0.40	<0.05	7	7.2	31	136	254	23	630
QTA-11	236077	336.12	336.92	0.80	<0.05	<5	0.3	15	102	40	21	586
QTA-11	236078	336.92	338.42	1.50	<0.05	<5	0.4	13	83	105	18	859
QTA-11	236079	338.42	339.42	1.00	<0.05	<5	<0.2	10	91	12	28	360
QTA-11	236080	339.42	340.46	1.04	<0.05	<5	0.2	13	97	165	31	426
QTA-11	236081	353.55	353.80	0.25	0.07	<5	<0.2	18	93	17	18	336
QTA-11	236082	353.80	358.75	4.95	<0.05	<5	0.2	10	89	41	8	539
QTA-11	236083	358.75	359.75	1.00	<0.05	<5	0.2	14	100	15	4	366
QTA-11	236084	359.75	360.75	1.00	<0.05	<5	0.3	15	100	16	3	391
QTA-11	236085	360.75	361.10	0.35	<0.05	<5	0.2	16	100	28	7	388
QTA-11	236086	361.10	361.20	0.10	<0.05	<5	0.2	15	107	16	4	448
QTA-11	236087	361.20	362.20	1.00	<0.05	<5	0.4	15	97	27	10	508
QTA-11	236088	362.20	362.70	0.50	<0.05	<5	0.6	20	92	38	13	538
QTA-11	236089	362.70	363.55	0.85	<0.05	<5	0.5	16	93	24	9	580
QTA-11	236090	363.55	364.35	0.80	<0.05	<5	0.2	15	92	18	6	403
QTA-11	236091	364.35	364.85	0.50	<0.05	<5	0.4	13	94	31	10	554
QTA-11	236092	364.85	365.53	0.68	<0.05	<5	3.6	17	132	642	27	832
QTA-11	236093	365.53	366.53	1.00	<0.05	<5	0.9	13	92	45	25	664
QTA-11	236094	366.53	367.59	1.06	<0.05	<5	0.8	18	117	44	11	596
QTA-11	236095	367.59	368.79	1.20	<0.05	<5	4.6	36	112	100	19	983
QTA-11	236096	368.79	369.19	0.40	<0.05	<5	0.7	15	99	58	23	827
QTA-11	236097	380.32	381.32	1.00	<0.05	<5	8.2	26	118	272	54	987
QTA-11	236098	381.32	381.77	0.45	<0.05	8	6.9	114	518	583	85	2120
QTA-11	236099	381.77	383.12	1.35	<0.05	<5	1.7	14	102	78	24	776
QTA-11	236100	386.28	388.43	2.15	<0.05	16	17.6	91	186	127	52	998
QTA-11	236101	388.43	390.13	1.70	<0.05	<5	1.7	15	111	75	29	690
QTA-11	236102	390.13	391.13	1.00	<0.05	<5	3.2	23	121	395	20	1295
QTA-11	236103	391.13	391.73	0.60	<0.05	<5	0.9	13	102	17	10	478
QTA-11	236104	391.73	392.68	0.95	<0.05	<5	2.2	10	97	21	10	612
QTA-11	236105	404.60	404.70	0.10	<0.05	29	26.5	148	296	1285	105	2890
QTA-11	236106	404.70	405.70	1.00	<0.05	11	12.6	32	118	249	38	829
QTA-11	236107	405.70	406.70	1.00	<0.05	5	3.6	15	80	264	22	1350
QTA-11	236108	406.70	407.32	0.62	<0.05	<5	2	34	134	149	21	1390
QTA-11	236109	407.32	408.87	1.55	<0.05	<5	0.9	30	103	42	10	792
QTA-11	236110	410.52	411.62	1.10	<0.05	<5	1.1	14	86	41	9	540
QTA-11	236111	411.62	412.37	0.75	<0.05	<5	0.3	13	93	29	5	636
QTA-11	236112	412.37	413.37	1.00	<0.05	<5	0.5	16	104	42	7	386
QTA-11	236113	413.37	414.31	0.94	<0.05	<5	0.3	15	108	26	7	261
QTA-11	236114	414.31	415.00	0.69	<0.05	<5	0.3	14	101	20	4	477
QTA-11	236115	443.40	443.55	0.15	<0.05	10	4.8	190	116	219	91	1815
QTA-11	236116	443.55	444.89	1.34	<0.05	6	10	154	166	72	90	722
QTA-11	236117	444.89	445.89	1.00	<0.05	<5	4.2	15	76	55	18	640
QTA-11	236118	445.89	447.19	1.30	<0.05	8	8.7	30	150	21	21	546
QTA-12	236119	11.85	12.58	0.73	<0.05	<5	<0.2	25	71	32	5	205
QTA-12	236120	12.58	13.18	0.60	<0.05	<5	<0.2	22	106	30	7	259
QTA-12	236121	13.18	14.28	1.10	<0.05	<5	<0.2	9	71	4	3	156
QTA-12	236122	14.28	15.28	1.00	<0.05	<5	<0.2	11	75	3	3	152
QTA-12	236123	37.28	38.81	1.53	<0.05	<5	<0.2	15	83	6	10	724
QTA-12	236124	38.81	39.81	1.17	<0.05	<5	<0.2	13	61	9	7	186
QTA-12	236125	39.81	40.98	2.00	<0.05	<5	<0.2	24	132	25	5	290
QTA-12	236126	15.28	17.28	2.00	<0.05	<5	<0.2	12	90	8	7	192

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 2 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-12	236127	17.28	19.28	2.00	<0.05	<5	<0.2	16	80	8	3	166
QTA-12	236128	19.28	21.28	2.00	<0.05	<5	<0.2	15	91	10	7	219
QTA-12	236129	21.28	23.28	2.00	<0.05	<5	<0.2	19	92	6	4	273
QTA-12	236130	23.28	25.28	2.00	<0.05	<5	<0.2	15	77	5	2	237
QTA-12	236131	29.37	30.00	0.63	<0.05	<5	<0.2	18	125	13	3	204
QTA-12	236132	43.46	44.81	1.35	<0.05	<5	<0.2	16	105	7	5	354
QTA-12	236133	44.81	45.51	0.70	<0.05	<5	<0.2	12	122	7	3	216
QTA-12	236134	45.51	46.31	0.80	<0.05	<5	<0.2	17	127	11	3	219
QTA-12	236135	46.31	47.31	1.00	<0.05	<5	<0.2	21	95	10	4	307
QTA-12	236136	47.31	47.85	0.54	<0.05	<5	0.2	16	134	11	3	226
QTA-12	236137	52.70	54.00	1.30	<0.05	<5	<0.2	16	100	7	<2	246
QTA-12	236138	55.35	55.55	0.20	<0.05	<5	<0.2	16	130	9	<2	226
QTA-12	236139	55.55	57.57	2.02	<0.05	<5	0.4	16	97	16	<2	241
QTA-12	236140	57.57	59.55	1.98	<0.05	<5	0.2	17	103	14	<2	249
QTA-12	236141	59.55	61.55	2.00	<0.05	<5	0.2	15	89	16	2	269
QTA-12	236142	61.55	63.55	2.00	<0.05	<5	<0.2	14	76	11	<2	226
QTA-12	236143	63.55	65.10	1.55	<0.05	<5	<0.2	10	72	17	<2	245
QTA-12	236144	65.10	65.90	0.80	<0.05	<5	0.3	16	182	23	<2	462
QTA-12	236145	65.90	66.20	0.30	<0.05	<5	<0.2	17	119	19	<2	346
QTA-12	236146	66.20	66.50	0.30	<0.05	<5	<0.2	23	154	19	3	341
QTA-12	236147	66.50	68.50	2.00	<0.05	<5	0.2	17	87	13	<2	417
QTA-12	236148	68.50	70.30	1.80	<0.05	<5	<0.2	18	98	12	<2	402
QTA-12	236149	70.30	71.80	1.50	<0.05	<5	<0.2	16	68	14	<2	450
QTA-12	236150	73.00	73.23	0.23	<0.05	<5	<0.2	15	112	16	<2	421
QTA-12	236151	73.23	73.33	0.10	<0.05	<5	<0.2	16	148	4	<2	427
QTA-12	236152	73.33	75.33	2.00	<0.05	<5	<0.2	23	190	9	2	372
QTA-12	236153	75.33	76.48	1.15	<0.05	<5	<0.2	15	88	9	3	379
QTA-12	236154	76.48	77.88	1.40	<0.05	<5	0.3	17	85	6	3	335
QTA-12	236155	77.88	78.33	0.45	<0.05	<5	0.2	18	89	19	5	281
QTA-12	236156	78.33	78.63	0.30	<0.05	<5	0.3	15	71	10	2	312
QTA-12	236157	78.63	78.68	0.05	<0.05	<5	<0.2	11	114	7	2	313
QTA-12	236158	78.68	79.43	0.75	<0.05	<5	<0.2	10	116	10	<2	241
QTA-12	236159	79.43	79.91	0.48	<0.05	<5	0.2	14	138	15	2	431
QTA-12	236160	79.91	80.64	0.73	<0.05	<5	<0.2	10	96	6	3	264
QTA-12	236161	80.64	81.38	0.74	<0.05	<5	<0.2	11	33	12	3	126
QTA-12	236162	81.38	82.77	1.39	<0.05	<5	<0.2	16	63	16	2	640
QTA-12	236163	82.77	83.17	0.40	<0.05	<5	0.2	13	54	20	4	238
QTA-12	236164	130.65	130.85	0.20	<0.05	<5	<0.2	14	85	7	<2	325
QTA-12	236165	145.39	145.88	0.49	<0.05	<5	0.2	16	128	15	3	320
QTA-12	236166	145.39	145.88	0.49	<0.05	<5	0.3	18	113	83	6	607
QTA-12	236167	152.84	153.14	0.30	<0.05	<5	0.4	25	110	46	2	417
QTA-12	236168	153.14	153.44	0.30	<0.05	<5	<0.2	17	124	15	<2	327
QTA-12	236169	161.13	162.58	1.45	<0.05	<5	0.2	16	102	23	5	322
QTA-12	236170	162.58	164.18	1.60	<0.05	<5	<0.2	17	119	16	2	651
QTA-12	236171	164.18	164.48	0.30	<0.05	<5	0.3	16	125	31	5	1325
QTA-12	236172	164.48	165.58	1.10	<0.05	<5	<0.2	16	102	31	5	491
QTA-12	236173	165.58	167.58	2.00	<0.05	<5	<0.2	16	110	10	2	354
QTA-12	236174	167.58	168.33	0.75	<0.05	<5	0.2	15	99	18	5	604
QTA-12	236175	168.33	168.93	0.60	<0.05	<5	0.3	16	119	28	7	211
QTA-12	236176	168.93	169.53	0.60	<0.05	<5	0.3	30	161	35	5	254
QTA-12	236177	169.53	169.93	0.40	<0.05	<5	0.2	24	200	12	2	293
QTA-12	236178	169.93	170.32	0.39	<0.05	<5	0.2	23	126	14	3	305
QTA-12	236179	170.32	170.62	0.30	<0.05	<5	0.2	18	130	16	3	380
QTA-12	236180	170.62	172.49	1.87	<0.05	<5	0.2	15	96	21	2	358
QTA-12	236181	177.17	177.72	0.55	<0.05	<5	<0.2	17	104	26	2	321
QTA-12	236182	177.72	178.47	0.75	<0.05	<5	<0.2	19	90	247	23	508
QTA-12	236183	178.47	180.32	1.85	<0.05	<5	0.2	14	77	67	4	324
QTA-12	236184	180.32	180.72	0.40	<0.05	<5	<0.2	15	102	53	4	377
QTA-12	236185	180.72	181.12	0.40	<0.05	<5	0.2	14	79	37	5	426
QTA-12	236186	181.12	181.32	0.20	<0.05	<5	<0.2	20	64	27	2	352
QTA-12	236187	181.32	181.72	0.40	<0.05	<5	<0.2	16	131	15	3	242
QTA-12	236188	181.72	183.72	2.00	<0.05	<5	<0.2	19	114	15	2	335
QTA-12	236189	183.72	184.32	0.60	<0.05	<5	<0.2	17	126	20	<2	377

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 3 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-12	236190	184.32	185.72	1.40	<0.05	<5	<0.2	17	108	16	2	272
QTA-12	236191	197.21	197.36	0.15	<0.05	<5	<0.2	16	107	4	2	353
QTA-12	236192	197.36	197.76	0.40	<0.05	<5	0.2	15	104	12	2	290
QTA-12	236193	197.76	198.50	0.74	<0.05	<5	<0.2	15	89	76	8	279
QTA-12	236194	198.50	199.05	0.55	<0.05	<5	0.3	19	70	27	11	322
QTA-12	236195	199.05	200.00	0.95	<0.05	<5	0.2	20	106	33	4	544
QTA-12	236196	200.00	200.65	0.65	<0.05	<5	0.2	18	106	12	3	273
QTA-12	236197	200.65	202.27	1.62	<0.05	<5	0.2	18	102	18	2	313
QTA-12	236198	202.27	202.47	0.20	<0.05	<5	<0.2	15	97	15	<2	402
QTA-12	236199	202.47	203.80	1.33	<0.05	<5	0.2	21	136	23	2	303
QTA-12	236200	203.80	204.30	0.50	<0.05	<5	0.3	33	173	30	7	435
QTA-12	236201	204.30	204.60	0.30	<0.05	<5	0.3	42	150	13	6	299
QTA-12	236202	204.60	205.00	0.40	<0.05	<5	<0.2	18	107	20	9	339
QTA-12	236203	205.00	207.00	2.00	<0.05	<5	0.2	15	106	20	11	366
QTA-12	236204	207.00	207.24	0.24	<0.05	<5	0.3	21	42	23	8	987
QTA-12	236205	207.24	208.70	1.46	<0.05	<5	0.2	18	100	24	7	350
QTA-12	236206	208.70	210.14	1.44	<0.05	<5	0.2	14	104	50	9	573
QTA-12	236207	210.14	212.00	1.86	<0.05	<5	<0.2	18	113	41	11	405
QTA-12	236208	212.00	214.00	2.00	<0.05	<5	0.2	16	104	16	5	361
QTA-12	236209	214.00	214.25	0.25	<0.05	<5	0.2	14	106	43	7	846
QTA-12	236210	234.40	235.80	1.40	<0.05	<5	0.3	19	112	97	15	453
QTA-12	236211	235.80	236.43	0.63	<0.05	<5	1.7	18	129	105	27	574
QTA-12	236212	236.43	236.93	0.50	<0.05	<5	0.3	21	84	126	26	671
QTA-12	236213	236.93	237.93	1.00	<0.05	<5	<0.2	21	111	24	16	385
QTA-12	236214	237.93	238.93	1.00	<0.05	<5	0.2	17	114	40	13	362
QTA-12	236215	238.93	239.78	0.85	<0.05	<5	<0.2	16	112	34	7	312
QTA-12	236216	239.78	239.88	0.10	<0.05	<5	0.2	19	78	59	17	636
QTA-12	236217	239.88	240.93	1.05	<0.05	<5	<0.2	17	108	45	18	366
QTA-12	236218	249.62	250.05	0.43	<0.05	<5	<0.2	14	124	21	6	236
QTA-12	236219	250.05	251.05	1.00	<0.05	<5	0.2	18	112	32	9	306
QTA-12	236220	251.05	252.07	1.02	<0.05	<5	0.2	19	108	46	16	384
QTA-12	236221	253.77	254.07	0.30	0.07	<5	0.6	17	114	122	18	621
QTA-12	236222	258.47	258.67	0.20	<0.05	<5	0.2	21	118	23	5	369
QTA-12	236223	258.67	259.66	0.99	<0.05	<5	0.3	17	106	19	6	337
QTA-12	236224	259.66	260.30	0.64	<0.05	<5	0.3	19	116	49	13	347
QTA-12	236225	286.70	287.30	0.60	0.07	<5	0.2	14	89	25	8	458
QTA-12	236226	300.84	302.14	1.30	<0.05	<5	<0.2	15	100	17	3	366
QTA-12	236227	302.14	303.89	1.75	<0.05	<5	<0.2	14	89	22	<2	543
QTA-12	236228	342.44	342.54	0.10	<0.05	406	>100	2640	2390	307	632	2430
QTA-12	236229	345.00	345.11	0.11	<0.05	24	33.1	219	209	136	104	2140
QTA-12	236230	345.11	345.31	0.20	<0.05	<5	5.5	32	96	73	14	755
QTA-12	236231	345.31	345.91	0.60	<0.05	<5	1.2	36	114	156	11	926
QTA-12	236232	345.91	346.56	0.65	<0.05	<5	0.3	15	93	30	13	455
QTA-12	236233	346.56	347.56	1.00	<0.05	<5	0.3	15	72	29	6	592
QTA-12	236234	347.56	348.80	1.24	<0.05	<5	0.9	16	104	35	16	506
QTA-12	236235	348.80	349.61	0.81	<0.05	<5	7.7	46	142	308	29	2400
QTA-12	236236	349.61	350.61	1.00	0.06	<5	0.5	15	77	72	15	785
QTA-12	236237	350.61	351.41	0.80	<0.05	<5	1.7	16	76	110	9	766
QTA-12	236238	351.41	352.00	0.59	<0.05	<5	0.9	12	96	132	15	1045
QTA-12	236239	352.00	352.90	0.90	<0.05	<5	0.7	18	102	90	14	1040
QTA-12	236240	352.90	353.65	0.75	<0.05	<5	0.2	14	95	16	8	413
QTA-12	236241	353.65	354.70	1.05	<0.05	<5	0.3	13	92	54	16	544
QTA-12	236242	354.70	355.70	1.00	<0.05	<5	2.6	13	95	66	22	856
QTA-12	236243	355.70	356.86	1.16	0.14	39	39.7	79	417	434	52	2240
QTA-12	236244	356.86	358.86	2.00	<0.05	<5	1.4	18	108	138	28	1005
QTA-12	236245	358.86	360.20	1.34	<0.05	<5	2.4	17	106	474	24	1515
QTA-12	236246	360.20	360.80	0.60	<0.05	<5	1.2	13	106	320	20	1830
QTA-12	236247	360.80	361.20	0.40	<0.05	<5	3.5	14	95	352	25	1225
QTA-12	236248	361.20	361.70	0.50	<0.05	<5	4.6	15	77	436	20	2170
QTA-12	236249	388.33	388.43	0.10	<0.05	<5	0.3	12	91	24	9	617
QTA-12	236250	391.53	391.73	0.20	<0.05	<5	0.3	15	91	32	7	543
QTA-12	236251	392.88	393.18	0.30	<0.05	<5	<0.2	12	70	26	3	638
QTA-13	236252	4.68	5.10	0.42	<0.05	<5	<0.2	20	150	468	68	392

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 4 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-13	236253	5.10	6.10	1.00	<0.05	<5	<0.2	20	119	30	9	339
QTA-13	236254	6.10	7.62	1.52	<0.05	<5	0.2	16	106	104	25	342
QTA-13	236255	7.62	9.38	1.76	<0.05	<5	0.5	17	158	598	116	437
QTA-13	236256	9.38	9.98	0.60	<0.05	<5	1.6	30	254	1425	533	1880
QTA-13	236257	9.98	10.97	1.80	<0.05	6	2.1	17	216	909	239	708
QTA-13	236258	10.97	12.77	2.00	<0.05	26	24	81	174	1410	348	643
QTA-13	236259	12.77	14.77	2.00	<0.05	17	17.6	39	108	860	97	668
QTA-13	236260	14.77	16.77	2.15	<0.05	<5	1	16	94	114	24	506
QTA-13	236261	16.77	18.92	2.15	<0.05	9	7.8	44	110	927	96	634
QTA-13	236262	18.92	20.00	1.08	<0.05	<5	1.7	17	134	152	33	530
QTA-13	236263	23.76	24.16	0.40	0.07	13	13.7	44	130	2540	60	1000
QTA-13	236264	26.20	26.90	0.70	<0.05	<5	4.1	30	132	481	168	788
QTA-13	236265	27.71	28.01	0.30	<0.05	<5	0.4	12	83	122	47	812
QTA-13	236266	30.73	32.31	1.58	<0.05	5	4.6	22	124	1090	139	766
QTA-13	236267	32.31	34.15	1.84	<0.05	<5	3.1	20	172	1305	52	737
QTA-13	236268	36.76	38.40	1.64	<0.05	<5	1.1	19	79	164	45	562
QTA-13	236269	38.40	39.80	1.40	<0.05	<5	1.3	21	77	266	46	641
QTA-13	236270	39.80	41.25	1.45	0.23	43	49.1	126	136	4190	129	768
QTA-13	236271	41.25	41.80	0.55	0.37	16	13.7	42	189	5800	388	1875
QTA-13	236272	41.80	42.47	0.67	<0.05	<5	1.1	12	87	429	45	567
QTA-13	236273	42.47	44.57	2.10	<0.05	<5	0.6	24	106	355	99	716
QTA-13	236274	44.57	45.88	1.31	<0.05	<5	2.8	25	64	1245	43	1230
QTA-13	236275	45.88	46.33	0.45	<0.05	<5	0.5	8	106	63	17	740
QTA-13	236276	46.33	46.43	0.10	<0.05	<5	0.2	12	65	66	10	1420
QTA-13	236277	46.43	48.05	1.62	<0.05	<5	2.7	17	106	290	28	886
QTA-13	236278	48.05	48.65	0.60	<0.05	<5	2.5	19	91	1605	42	1080
QTA-13	236279	48.65	50.00	1.35	<0.05	<5	1.1	13	83	190	22	834
QTA-13	236280	50.00	51.70	1.70	<0.05	<5	3	22	87	468	32	1295
QTA-13	236281	51.70	52.40	0.70	<0.05	9	8	26	133	1060	34	1020
QTA-13	236282	52.40	53.53	1.13	<0.05	<5	0.6	12	90	230	18	786
QTA-13	236283	61.57	61.72	0.15	<0.05	16	15.5	466	1120	2500	>10000	2210
QTA-13	236284	61.72	62.23	0.51	<0.05	41	44.9	231	430	4420	732	2190
QTA-13	236285	66.97	67.17	0.20	<0.05	<5	1.8	25	117	269	42	703
QTA-13	236286	68.00	68.25	0.25	<0.05	<5	0.7	19	114	154	35	675
QTA-13	236287	68.25	69.58	1.33	<0.05	<5	0.5	18	118	42	15	460
QTA-13	236288	69.58	71.16	1.58	<0.05	<5	0.8	20	114	128	23	632
QTA-13	236289	75.68	76.48	0.80	<0.05	5	2.4	12	118	207	17	654
QTA-13	236290	76.48	76.63	0.15	0.06	155	>100	1835	1710	740	1260	1970
QTA-13	236291	76.63	77.38	0.75	<0.05	<5	2.1	20	107	228	23	543
QTA-13	236292	77.38	78.53	1.15	<0.05	<5	0.6	16	112	42	17	426
QTA-13	236293	78.53	79.33	0.80	<0.05	<5	0.7	11	100	46	16	534
QTA-13	236294	79.33	79.63	0.30	<0.05	<5	1	12	109	124	24	499
QTA-13	236295	79.63	82.23	2.60	<0.05	<5	0.5	11	102	69	17	547
QTA-13	236296	82.23	83.00	0.77	<0.05	<5	1	5	102	76	15	566
QTA-13	236297	83.00	84.12	1.12	<0.05	7	9.9	11	94	2250	25	1230
QTA-13	236298	84.12	84.86	0.74	<0.05	7	6.1	10	88	182	16	699
QTA-13	236299	84.86	85.40	0.54	<0.05	5	3.2	25	88	389	17	1485
QTA-13	236300	85.40	86.43	1.03	<0.05	<5	0.9	16	122	89	17	522
QTA-13	236301	86.43	87.67	1.24	<0.05	<5	0.8	12	108	66	14	544
QTA-13	236302	88.86	90.32	1.46	<0.05	<5	1.1	11	106	64	14	498
QTA-13	236303	90.32	91.58	1.26	<0.05	18	21.4	209	521	908	126	977
QTA-13	236304	95.15	96.00	0.85	<0.05	<5	0.6	20	113	128	25	542
QTA-13	236305	96.00	97.28	1.28	<0.05	<5	4.1	15	104	226	21	702
QTA-13	236306	97.28	98.76	1.48	<0.05	<5	1.2	20	102	218	24	648
QTA-13	236307	98.76	99.96	1.20	<0.05	<5	0.4	13	118	359	17	570
QTA-13	236308	106.00	107.15	1.15	<0.05	<5	4.8	14	114	731	22	713
QTA-13	236309	107.15	107.80	0.65	<0.05	<5	5.2	15	96	827	39	981
QTA-13	236310	107.80	108.66	0.86	<0.05	<5	0.9	18	112	141	21	663
QTA-13	236311	108.66	110.41	1.75	<0.05	<5	0.6	10	78	89	13	629
QTA-13	236312	110.41	111.90	1.49	<0.05	<5	1.1	8	77	90	13	768
QTA-13	236313	111.90	114.00	2.10	0.07	17	20.3	316	283	692	214	1345
QTA-13	236314	123.75	124.38	0.63	<0.05	<5	1.1	15	114	77	17	504
QTA-13	236315	124.38	125.45	1.07	<0.05	<5	1	9	108	41	15	491

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 5 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-13	236316	125.45	126.42	0.97	<0.05	<5	1.2	25	122	435	45	424
QTA-13	236317	127.70	127.90	0.20	<0.05	<5	2.2	57	116	39	34	562
QTA-13	236318	127.90	128.00	0.10	<0.05	<5	2	67	128	63	45	575
QTA-13	236319	128.00	128.30	0.30	<0.05	5	3	148	231	54	82	678
QTA-13	236320	128.30	128.40	0.10	<0.05	<5	1.3	17	110	36	12	474
QTA-13	236321	128.40	129.40	1.00	<0.05	<5	3	106	227	615	60	533
QTA-13	236322	140.00	140.70	0.70	<0.05	<5	0.5	17	100	65	12	561
QTA-13	236323	140.70	140.80	0.10	<0.05	<5	1.9	30	61	552	24	1055
QTA-13	236324	140.80	141.45	0.65	<0.05	<5	0.6	19	120	63	16	497
QTA-13	236325	154.00	155.53	1.53	<0.05	9	4.5	94	237	467	56	769
QTA-13	236326	162.00	162.70	0.70	<0.05	<5	0.9	11	98	174	23	524
QTA-13	236327	162.70	162.90	0.20	<0.05	14	15	228	1620	1890	6480	3960
QTA-13	236328	162.90	163.10	0.20	<0.05	6	3.7	36	95	559	137	998
QTA-13	236329	163.10	164.00	0.90	<0.05	<5	0.9	19	112	285	43	510
QTA-13	236330	186.00	187.00	1.00	<0.05	<5	0.6	17	122	167	33	614
QTA-13	236331	187.00	187.43	0.43	<0.05	<5	0.8	14	105	1110	44	702
QTA-13	236332	187.43	187.53	0.10	<0.05	<5	0.5	15	108	237	11	1315
QTA-13	236333	187.53	188.53	1.00	<0.05	<5	0.5	18	123	144	13	428
QTA-13	236334	188.53	189.59	1.06	<0.05	<5	0.5	15	122	196	20	466
QTA-13	236335	192.70	193.00	0.30	<0.05	<5	0.6	13	87	55	18	1070
QTA-13	236336	197.40	198.34	0.94	<0.05	<5	0.3	17	121	54	14	441
QTA-13	236337	198.34	199.10	0.76	<0.05	<5	0.3	18	122	64	11	617
QTA-13	236338	199.10	200.04	0.94	<0.05	<5	0.2	15	103	83	9	657
QTA-13	236339	200.04	201.00	0.96	<0.05	<5	0.8	18	102	156	14	684
QTA-13	236340	201.00	202.30	1.30	<0.05	<5	0.6	8	84	428	22	841
QTA-13	236341	202.30	202.60	0.30	0.22	49	55.1	234	416	5980	895	2580
QTA-13	236342	202.60	203.10	0.50	0.16	21	20	82	100	1415	89	2050
QTA-13	236343	203.10	203.30	0.20	0.66	2590	>100	30200	24100	7440	>10000	4300
QTA-13	236344	203.30	204.00	0.70	<0.05	12	12.6	68	130	1585	110	1470
QTA-13	236345	204.00	204.56	0.56	<0.05	<5	3.7	43	114	700	59	950
QTA-13	236346	204.56	204.96	0.40	<0.05	<5	0.7	18	89	468	23	1065
QTA-13	236347	204.96	205.70	0.74	<0.05	<5	0.9	19	85	666	34	743
QTA-13	236348	205.70	206.57	0.87	<0.05	<5	0.7	13	95	160	12	572
QTA-13	236349	206.57	206.90	0.33	<0.05	<5	0.4	18	104	95	26	397
QTA-13	236350	206.90	207.60	0.70	<0.05	<5	0.4	16	98	79	19	429
QTA-13	236351	207.60	207.80	0.20	<0.05	<5	0.3	30	131	211	26	1385
QTA-13	236352	207.80	208.50	0.70	<0.05	<5	0.4	21	121	83	18	389
QTA-13	236353	231.00	232.20	1.20	<0.05	<5	5.9	26	121	397	23	787
QTA-13	236354	236.10	237.10	1.00	<0.05	<5	0.6	14	95	627	28	623
QTA-13	236355	237.10	238.10	1.00	<0.05	<5	7.1	21	74	1450	168	843
QTA-13	236356	238.10	240.10	2.00	<0.05	<5	4.1	15	93	935	49	772
QTA-13	236357	240.10	241.00	0.90	<0.05	<5	2.8	11	92	1310	42	492
QTA-13	236358	241.00	242.00	1.00	<0.05	<5	2.8	31	77	705	34	1060
QTA-13	236359	242.00	243.00	1.00	<0.05	<5	0.3	8	50	192	10	703
QTA-13	236360	245.67	246.93	1.26	<0.05	<5	1.1	13	61	210	11	561
QTA-13	236361	246.93	248.72	1.79	<0.05	<5	3.6	53	79	456	39	875
QTA-13	236362	248.72	250.30	1.58	<0.05	<5	1	13	59	811	13	766
QTA-13	236363	250.30	250.60	0.30	<0.05	<5	1.2	18	65	150	12	505
QTA-13	236364	250.60	251.30	0.70	<0.05	<5	0.4	11	72	46	7	260
QTA-13	236365	251.30	253.07	1.77	<0.05	<5	0.5	7	67	190	7	662
QTA-13	236366	253.07	254.61	1.54	<0.05	<5	0.4	10	59	45	6	256
QTA-13	236367	254.61	256.00	1.39	<0.05	<5	0.4	10	84	100	10	865
QTA-13	236368	256.00	257.20	1.20	<0.05	<5	0.5	10	67	170	9	394
QTA-13	236369	260.11	260.71	0.60	<0.05	<5	4.9	60	130	569	40	1830
QTA-13	236370	260.71	262.71	2.00	<0.05	<5	0.8	11	69	733	19	667
QTA-13	236371	262.71	264.67	1.96	<0.05	<5	0.5	9	64	550	15	688
QTA-13	236372	264.67	264.97	0.30	<0.05	<5	1.3	15	59	577	25	439
QTA-13	236373	264.97	266.56	1.59	<0.05	<5	0.6	8	73	672	18	607
QTA-13	236374	266.56	268.00	1.44	<0.05	<5	1.1	10	70	1355	22	622
QTA-13	236375	268.00	268.40	0.40	<0.05	<5	0.6	12	73	480	14	696
QTA-13	236376	268.40	271.40	3.00	<0.05	<5	0.4	11	66	343	12	405
QTA-13	236377	271.40	272.48	1.08	<0.05	<5	0.3	12	58	313	12	597
QTA-13	236378	292.10	292.20	0.10	<0.05	<5	11.6	40	250	2680	7320	1650

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 6 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-13	236379	300.30	301.60	1.30	<0.05	<5	0.2	16	76	37	13	625
QTA-13	236380	308.30	308.79	0.49	<0.05	<5	0.3	15	101	104	18	265
QTA-13	236381	311.90	312.72	0.82	<0.05	<5	0.6	20	119	70	28	409
QTA-13	236382	326.80	327.90	1.10	<0.05	<5	0.3	20	116	47	58	423
QTA-13	236383	327.90	328.43	0.53	<0.05	<5	0.2	17	110	20	45	350
QTA-13	236384	328.43	329.00	0.57	<0.05	<5	0.3	20	114	27	80	382
QTA-13	236385	333.00	334.10	1.10	<0.05	<5	0.5	16	113	37	13	415
QTA-13	236386	334.10	335.74	1.64	<0.05	<5	0.2	16	111	34	11	362
QTA-13	236387	335.74	336.74	1.00	<0.05	<5	0.5	20	117	192	22	254
QTA-13	236388	336.74	337.70	0.96	<0.05	<5	0.4	17	117	431	14	309
QTA-13	236389	337.70	338.80	1.10	<0.05	<5	0.3	11	58	31	6	502
QTA-13	236390	373.09	373.49	0.40	<0.05	<5	0.5	19	87	137	44	533
QTA-13	236391	382.68	382.83	0.15	<0.05	<5	0.3	16	92	25	31	522
QTA-13	236392	382.83	384.00	1.17	<0.05	<5	0.6	18	104	210	28	417
QTA-13	236393	384.00	385.88	1.88	0.06	<5	2.3	19	112	1770	217	850
QTA-14	236394	4.27	6.27	2.00	<0.05	<5	0.9	17	72	170	15	703
QTA-14	236395	6.27	8.75	2.48	<0.05	<5	1.8	28	95	285	27	706
QTA-14	236396	8.75	10.75	2.00	0.11	9	9.7	281	130	1310	230	854
QTA-14	236397	10.75	12.75	2.00	0.11	5	6.7	69	326	2100	4880	1095
QTA-14	236398	12.75	14.75	2.00	<0.05	<5	0.6	13	81	494	158	896
QTA-14	236399	14.75	16.75	2.00	<0.05	<5	1	21	97	584	152	814
QTA-14	236400	16.75	18.75	2.00	<0.05	<5	0.4	8	74	328	48	841
QTA-14	236401	18.75	19.00	0.25	0.07	<5	0.7	9	43	1160	29	993
QTA-14	236402	19.00	20.00	1.00	<0.05	<5	1.3	24	115	4640	81	1050
QTA-14	236403	24.20	26.05	1.85	<0.05	<5	0.3	11	88	177	31	417
QTA-14	236404	26.05	26.62	0.57	<0.05	<5	1.5	22	45	2470	72	1320
QTA-14	236405	26.62	27.32	0.70	<0.05	<5	1	8	44	1325	98	1145
QTA-14	236406	27.32	27.90	0.58	<0.05	<5	0.3	14	63	448	48	402
QTA-14	236407	27.90	29.90	2.00	<0.05	<5	<0.2	10	96	110	13	520
QTA-14	236408	29.90	31.90	2.00	<0.05	<5	<0.2	12	97	83	12	486
QTA-14	236409	31.90	33.90	2.00	<0.05	<5	0.2	13	101	128	13	456
QTA-14	236410	33.90	35.34	1.44	<0.05	<5	0.3	9	96	375	22	714
QTA-14	236411	35.34	36.50	1.16	0.1	<5	1.3	27	106	1740	150	1250
QTA-14	236412	36.50	37.03	0.53	<0.05	<5	1.5	15	110	522	26	1150
QTA-14	236413	37.03	39.00	1.97	<0.05	<5	1.4	20	51	365	43	384
QTA-14	236414	39.00	39.89	0.89	<0.05	<5	0.3	11	118	1140	266	333
QTA-14	236415	39.89	41.45	1.56	<0.05	<5	0.4	9	80	407	21	447
QTA-14	236416	41.45	43.54	2.09	<0.05	<5	0.5	15	114	259	18	264
QTA-14	236417	43.54	44.61	1.07	<0.05	<5	0.2	12	136	1870	506	1140
QTA-14	236418	44.61	45.51	0.90	<0.05	5	0.4	7	108	1545	315	2080
QTA-14	236419	45.51	47.51	2.00	<0.05	<5	0.4	8	102	1155	203	1300
QTA-14	236420	47.51	48.10	0.59	<0.05	<5	0.4	10	123	1170	166	1235
QTA-14	236421	48.10	48.60	0.50	<0.05	<5	0.8	11	78	1015	61	600
QTA-14	236422	48.60	49.80	1.20	<0.05	<5	1.2	16	26	695	79	745
QTA-14	236423	49.80	52.10	2.30	<0.05	<5	1.4	10	81	864	83	473
QTA-14	236424	52.10	52.82	0.72	<0.05	10	9.2	65	66	2830	66	1310
QTA-14	236425	52.82	53.70	0.88	0.36	11	13.8	36	130	3220	231	953
QTA-14	236426	54.20	55.00	0.80	0.56	41	41.7	112	317	5720	574	2370
QTA-14	236427	55.00	57.00	2.00	0.21	<5	2.5	12	93	1555	57	867
QTA-14	236428	57.00	57.70	0.70	<0.05	<5	3	15	134	1700	28	1035
QTA-14	236429	57.70	59.70	2.00	<0.05	<5	1	10	75	299	17	718
QTA-14	236430	59.70	60.60	0.90	<0.05	<5	0.4	15	75	56	12	701
QTA-14	236431	60.60	62.70	2.10	<0.05	<5	0.4	10	74	65	50	613
QTA-14	236432	62.70	65.63	2.93	<0.05	<5	1.2	14	83	626	29	852
QTA-14	236433	68.70	69.00	0.30	<0.05	<5	0.2	15	86	452	144	492
QTA-14	236434	73.34	75.17	1.83	<0.05	<5	0.2	18	162	36	7	421
QTA-14	236435	75.17	77.00	1.83	<0.05	<5	0.2	15	120	21	15	633
QTA-14	236436	77.00	77.50	0.50	<0.05	<5	0.2	12	87	16	502	947
QTA-14	236437	77.50	79.10	1.60	<0.05	<5	<0.2	17	132	16	12	438
QTA-14	236438	79.10	79.70	0.60	<0.05	<5	<0.2	14	67	19	11	333
QTA-14	236439	79.70	81.50	1.80	<0.05	<5	<0.2	13	95	211	279	449
QTA-14	236440	92.00	94.80	2.80	<0.05	<5	<0.2	15	96	14	9	472
QTA-14	236441	133.40	135.00	1.60	<0.05	<5	0.2	15	106	22	16	242

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 7 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-14	236442	137.50	140.00	2.50	<0.05	<5	0.2	14	95	24	12	269
QTA-14	236443	148.74	148.84	0.10	<0.05	<5	<0.2	10	60	28	8	1110
QTA-14	236444	148.84	149.54	0.70	<0.05	<5	0.4	18	95	51	10	391
QTA-14	236445	149.54	150.70	1.16	<0.05	<5	0.3	19	110	57	11	367
QTA-14	236446	154.53	154.73	0.20	<0.05	<5	0.2	13	110	51	8	378
QTA-14	236447	158.06	159.00	0.94	<0.05	<5	0.3	19	124	61	13	338
QTA-14	236448	168.30	170.30	2.00	<0.05	<5	0.3	14	114	158	15	435
QTA-14	236449	170.30	170.70	0.40	0.07	<5	2	17	116	1995	85	1635
QTA-14	236450	170.70	171.36	0.66	<0.05	<5	0.5	19	114	166	33	681
QTA-14	236451	176.60	177.00	0.40	<0.05	<5	0.2	15	106	34	4	504
QTA-14	236452	196.80	197.10	0.30	<0.05	<5	0.3	17	125	51	14	251
QTA-14	236453	203.50	205.00	1.50	<0.05	<5	<0.2	13	99	33	3	432
QTA-14	236454	205.00	206.00	1.00	<0.05	<5	<0.2	15	106	40	6	386
QTA-14	236455	209.00	209.70	0.70	<0.05	<5	<0.2	16	68	2580	240	431
QTA-14	236456	211.89	212.35	0.46	<0.05	<5	1.2	18	85	1775	73	1115
QTA-14	236457	214.02	214.30	0.28	<0.05	<5	<0.2	17	88	2520	118	399
QTA-14	236458	216.00	217.25	1.25	<0.05	<5	0.2	15	106	95	18	433
QTA-14	236459	217.25	219.70	2.45	<0.05	<5	0.4	13	111	69	13	402
QTA-14	236460	219.70	219.90	0.20	<0.05	<5	0.2	12	88	645	25	598
QTA-14	236461	235.20	235.90	0.70	0.11	<5	1.1	9	56	1615	85	1170
QTA-14	236462	235.90	237.40	1.50	<0.05	<5	0.3	13	96	82	26	503
QTA-14	236463	237.40	239.20	1.80	<0.05	<5	<0.2	14	83	83	19	410
QTA-14	236464	239.20	239.40	0.20	<0.05	<5	<0.2	10	49	42	14	1185
QTA-14	236465	239.40	240.40	1.00	<0.05	<5	0.2	8	62	127	13	412
QTA-14	236466	240.40	242.20	1.80	<0.05	<5	<0.2	8	61	101	12	372
QTA-14	236467	242.20	243.00	0.80	<0.05	<5	0.2	18	104	98	18	398
QTA-14	236468	243.00	244.30	1.30	<0.05	<5	<0.2	11	58	58	7	347
QTA-14	236469	244.30	246.00	1.70	<0.05	<5	<0.2	9	52	45	8	502
QTA-14	236470	246.00	246.40	0.40	<0.05	<5	0.3	10	65	84	9	338
QTA-14	236471	246.40	248.00	1.60	<0.05	<5	0.2	9	65	1025	24	450
QTA-14	236472	248.00	249.30	1.30	<0.05	<5	0.2	8	54	290	11	758
QTA-14	236473	249.30	250.60	1.30	<0.05	<5	<0.2	12	66	349	14	340
QTA-14	236474	250.60	251.40	0.80	<0.05	<5	0.2	7	38	1130	30	481
QTA-14	236475	251.40	252.90	1.50	<0.05	<5	<0.2	8	57	962	27	253
QTA-14	236476	252.90	253.10	0.20	<0.05	<5	<0.2	19	32	3590	143	359
QTA-14	236477	253.10	253.70	0.60	<0.05	<5	0.2	8	60	936	43	366
QTA-14	236478	253.70	254.10	0.40	0.07	<5	1.4	17	70	3650	475	889
QTA-14	236479	254.10	254.80	0.70	<0.05	<5	0.4	12	88	1060	80	686
QTA-14	236480	254.80	255.22	0.42	<0.05	<5	<0.2	8	73	330	11	336
QTA-14	236481	255.22	257.22	2.00	<0.05	<5	<0.2	9	58	108	12	416
QTA-14	236482	257.22	259.22	2.00	<0.05	<5	<0.2	9	62	171	11	482
QTA-14	236483	259.22	260.80	1.58	<0.05	<5	<0.2	10	59	115	9	385
QTA-14	236484	260.80	261.31	0.51	<0.05	<5	<0.2	14	98	86	10	419
QTA-14	236485	287.00	288.00	1.00	<0.05	<5	<0.2	9	53	8	7	340
QTA-14	236486	297.49	300.70	3.21	<0.05	<5	<0.2	9	62	32	9	445
QTA-14	236487	300.70	302.00	1.30	<0.05	<5	<0.2	6	53	41	8	356
QTA-14	236488	302.00	304.00	2.00	<0.05	<5	0.3	9	66	100	23	516
QTA-14	236489	304.00	305.10	1.10	<0.05	<5	<0.2	13	74	15	10	405
QTA-14	236490	308.17	310.20	2.03	<0.05	<5	<0.2	9	59	81	12	418
QTA-14	236491	318.00	319.23	1.23	<0.05	<5	0.2	8	51	76	10	410
QTA-14	236492	336.79	337.82	1.03	<0.05	<5	0.2	16	105	39	6	451
QTA-14	236493	355.00	357.00	2.00	<0.05	<5	<0.2	8	48	10	9	774
QTA-14	236494	357.00	359.00	2.00	<0.05	<5	<0.2	7	52	15	5	427
QTA-14	236495	359.00	361.00	2.00	<0.05	<5	<0.2	10	52	14	6	383
QTA-14	236496	361.00	363.00	2.00	<0.05	<5	0.2	9	59	15	4	317
QTA-14	236497	363.00	365.00	2.00	<0.05	<5	<0.2	8	49	12	5	1285
QTA-14	236498	365.00	367.00	2.00	<0.05	<5	<0.2	10	57	12	11	435
QTA-14	236499	367.00	368.35	1.35	<0.05	<5	<0.2	9	58	17	9	368
QTA-14	236500	368.35	368.65	0.30	<0.05	<5	0.4	14	89	91	15	843
QTA-14	236501	368.65	370.57	1.92	<0.05	<5	<0.2	10	59	16	6	415
QTA-14	236502	370.57	372.57	2.00	<0.05	<5	<0.2	9	58	20	3	361
QTA-14	236503	372.57	374.30	1.73	<0.05	<5	0.3	10	65	32	7	388
QTA-14	236504	374.30	374.84	0.54	<0.05	<5	0.2	9	55	34	5	467

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 8 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-14	236505	374.84	377.47	2.63	<0.05	<5	<0.2	8	55	39	5	689
QTA-14	236506	377.47	377.77	0.30	<0.05	<5	0.2	21	100	128	12	604
QTA-14	236507	377.77	379.77	2.00	<0.05	<5	<0.2	9	59	58	6	343
QTA-14	236508	379.77	381.00	1.23	<0.05	<5	<0.2	8	57	17	5	389
QTA-14	236509	381.00	381.60	0.60	<0.05	<5	<0.2	11	50	87	7	596
QTA-14	236510	381.60	383.60	2.00	<0.05	<5	0.2	10	58	39	7	302
QTA-14	236511	383.60	385.60	2.00	<0.05	<5	<0.2	9	52	126	5	372
QTA-14	236512	385.60	387.60	2.00	<0.05	<5	0.3	15	60	248	8	469
QTA-14	236513	387.60	389.60	2.00	<0.05	<5	0.3	8	57	365	11	479
QTA-14	236514	389.60	390.80	1.20	<0.05	<5	0.2	7	55	302	11	470
QTA-14	236515	390.80	391.00	0.20	<0.05	<5	<0.2	10	79	375	13	1050
QTA-14	236516	391.00	393.20	2.20	<0.05	<5	<0.2	13	96	69	9	463
QTA-14	236517	393.20	394.83	1.63	<0.05	<5	<0.2	8	49	31	10	386
QTA-14	236518	394.83	396.00	1.17	<0.05	<5	<0.2	8	48	19	7	638
QTA-14	236519	396.00	398.00	2.00	<0.05	<5	<0.2	7	49	38	5	386
QTA-14	236520	398.00	399.34	1.34	<0.05	<5	<0.2	12	57	36	5	329
QTA-14	236521	399.34	400.70	1.36	<0.05	<5	0.2	8	56	30	6	327
QTA-14	236522	400.70	402.00	1.30	<0.05	<5	<0.2	8	54	79	6	393
QTA-14	236523	402.00	403.91	1.91	<0.05	<5	<0.2	12	61	63	7	324
QTA-14	236524	403.91	406.00	2.09	<0.05	<5	0.2	16	106	46	9	424
QTA-14	236525	406.00	407.52	1.52	<0.05	<5	<0.2	10	61	108	8	414
QTA-14	236526	407.52	408.35	0.83	<0.05	<5	<0.2	14	87	60	8	385
QTA-14	236527	408.35	409.40	1.05	<0.05	<5	<0.2	8	63	51	7	541
QTA-14	236528	409.40	410.57	1.17	<0.05	<5	<0.2	7	31	60	6	601
QTA-14	236529	410.57	412.60	2.03	<0.05	<5	0.3	8	61	277	14	348
QTA-14	236530	412.60	414.20	1.60	<0.05	<5	<0.2	11	63	39	10	328
QTA-14	236531	414.20	417.30	3.10	<0.05	<5	<0.2	10	68	38	10	391
QTA-14	236532	417.30	420.00	2.70	<0.05	<5	<0.2	10	54	53	14	383
QTA-14	236533	420.00	421.61	1.61	<0.05	6	0.5	9	60	828	26	569
QTA-14	236534	421.61	422.30	0.69	<0.05	<5	2.3	12	120	270	40	1060
QTA-14	236535	422.30	423.72	1.42	<0.05	<5	<0.2	11	69	76	11	426
QTA-14	236536	423.72	425.10	1.38	<0.05	<5	0.3	14	66	71	10	462
QTA-14	236537	425.10	426.00	0.90	<0.05	<5	<0.2	11	73	90	10	468
QTA-14	236538	426.00	427.50	1.50	<0.05	<5	0.6	8	48	565	14	921
QTA-14	236539	427.50	428.00	0.50	<0.05	<5	0.2	9	51	186	10	470
QTA-14	236540	428.00	430.00	2.00	<0.05	<5	<0.2	9	58	42	8	391
QTA-14	236541	430.00	432.00	2.00	<0.05	<5	0.3	12	63	61	10	439
QTA-14	236542	432.00	433.00	1.00	<0.05	<5	<0.2	8	53	20	6	316
QTA-14	236543	433.00	434.13	1.13	<0.05	<5	<0.2	10	60	18	5	357
QTA-14	236544	434.13	434.73	0.60	<0.05	<5	0.2	18	66	26	8	378
QTA-14	236545	434.73	436.00	1.27	<0.05	<5	<0.2	12	58	26	5	359
QTA-14	236546	436.00	438.00	2.00	<0.05	<5	<0.2	9	53	73	7	262
QTA-14	236547	438.00	441.00	3.00	<0.05	<5	<0.2	7	51	88	7	446
QTA-14	236548	441.00	443.00	2.00	<0.05	<5	<0.2	8	51	143	8	391
QTA-14	236549	443.00	444.09	1.09	<0.05	<5	<0.2	9	55	217	7	523
QTA-14	236550	444.09	445.00	0.91	<0.05	<5	0.2	9	59	505	10	335
QTA-14	236551	445.00	446.70	1.70	<0.05	<5	<0.2	7	51	57	9	412
QTA-14	236552	449.10	450.19	1.09	<0.05	<5	0.3	15	100	161	11	548
QTA-14	236553	457.64	458.36	0.72	<0.05	<5	<0.2	13	85	29	9	471
QTA-14	236554	462.38	464.00	1.62	<0.05	<5	<0.2	14	99	38	14	441
QTA-14	236555	464.00	465.40	1.40	<0.05	<5	<0.2	15	99	48	16	478
QTA-14	236556	465.40	466.30	0.90	<0.05	<5	0.2	17	95	84	12	575
QTA-14	236557	466.30	467.50	1.20	<0.05	<5	0.2	14	106	84	12	435
QTA-14	236558	467.50	467.71	0.21	<0.05	<5	<0.2	16	95	61	14	483
QTA-14	236559	467.71	469.00	1.29	<0.05	<5	<0.2	12	96	52	9	391
QTA-16	236756	13.00	14.00	1.00	<0.05	5	2.4	52	89	359	67	200
QTA-16	236757	14.00	15.00	1.00	<0.05	7	1.6	21	108	240	29	389
QTA-16	236758	15.00	17.00	2.00	<0.05	11	0.6	18	108	282	8	230
QTA-16	236759	17.00	18.15	1.15	<0.05	<5	<0.2	16	104	51	5	853
QTA-16	236760	22.20	24.50	2.30	<0.05	<5	2.5	23	94	202	8	470
QTA-16	236761	24.50	25.80	1.30	<0.05	6	5	28	54	597	7	1045
QTA-16	236762	25.80	27.00	1.20	<0.05	<5	2	39	99	314	11	332
QTA-16	236763	27.00	28.00	1.00	<0.05	<5	0.3	10	126	51	7	443

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 9 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-16	236764	28.00	30.00	2.00	<0.05	<5	0.2	12	95	37	6	408
QTA-16	236765	30.00	32.00	2.00	<0.05	<5	<0.2	9	64	52	4	444
QTA-16	236766	32.00	33.42	1.42	<0.05	<5	<0.2	8	67	33	2	325
QTA-16	236767	60.20	61.60	1.40	<0.05	<5	<0.2	8	56	24	3	317
QTA-16	236768	73.74	74.64	0.90	<0.05	<5	0.2	18	85	354	10	532
QTA-16	236769	83.92	86.00	2.08	<0.05	<5	0.9	29	122	643	31	418
QTA-16	236770	86.00	88.20	2.20	<0.05	5	2.8	20	167	365	10	450
QTA-16	236771	88.20	90.20	2.00	<0.05	<5	0.3	12	90	71	11	362
QTA-16	236772	90.20	92.20	2.00	<0.05	<5	<0.2	12	66	23	3	591
QTA-16	236773	92.20	94.65	2.45	<0.05	<5	0.2	10	66	49	3	421
QTA-16	236774	94.65	96.00	1.35	<0.05	<5	0.2	8	83	36	2	376
QTA-16	236775	96.00	97.60	1.60	<0.05	<5	0.3	6	55	142	5	379
QTA-16	236776	97.60	99.60	2.00	<0.05	<5	0.2	14	67	51	4	363
QTA-16	236777	99.60	101.60	2.00	<0.05	<5	<0.2	6	48	102	4	478
QTA-16	236778	101.60	103.60	2.00	<0.05	<5	0.2	11	46	76	10	495
QTA-16	236779	103.60	104.50	0.90	<0.05	<5	<0.2	9	60	35	12	366
QTA-16	236780	104.50	105.00	0.50	<0.05	<5	<0.2	7	48	24	23	289
QTA-16	236781	105.00	106.90	1.90	<0.05	<5	<0.2	8	58	47	6	553
QTA-16	236782	114.60	114.80	0.20	<0.05	<5	<0.2	12	126	119	26	438
QTA-16	236783	118.20	119.00	0.80	<0.05	<5	0.6	12	91	68	8	561
QTA-16	236784	119.00	121.00	2.00	<0.05	<5	0.9	14	92	121	29	435
QTA-16	236785	121.00	123.00	2.00	<0.05	<5	<0.2	12	80	79	5	343
QTA-16	236786	123.00	125.00	2.00	<0.05	<5	0.2	12	79	80	3	387
QTA-16	236787	125.00	127.10	2.10	<0.05	<5	0.4	12	74	110	6	400
QTA-16	236788	127.10	127.70	0.60	<0.05	<5	0.8	13	23	143	13	399
QTA-16	236789	131.38	133.80	2.42	<0.05	<5	0.5	9	40	192	38	391
QTA-16	236790	133.80	135.00	1.20	<0.05	<5	1.6	11	51	160	16	424
QTA-16	236791	135.00	137.00	2.00	<0.05	<5	1.2	11	46	116	29	442
QTA-16	236792	137.00	139.00	2.00	<0.05	<5	0.6	8	114	171	24	393
QTA-16	236793	139.00	141.00	2.00	<0.05	<5	0.3	7	64	118	18	480
QTA-16	236794	141.00	143.00	2.00	<0.05	<5	0.6	9	55	182	28	423
QTA-16	236795	143.00	145.00	2.00	<0.05	<5	0.5	6	40	122	22	397
QTA-16	236796	145.00	145.60	0.60	<0.05	<5	1.7	100	58	110	33	780
QTA-16	236797	145.60	145.95	0.35	<0.05	10	11	679	2340	319	49	373
QTA-16	236798	145.95	147.00	1.05	<0.05	<5	1.2	32	78	239	25	590
QTA-16	236799	147.00	149.00	2.00	<0.05	<5	0.5	7	83	144	20	484
QTA-16	236800	149.00	151.00	2.00	<0.05	<5	0.8	21	85	152	26	480
QTA-16	236801	151.00	153.20	2.20	<0.05	<5	1.4	12	60	294	32	588
QTA-16	236802	153.20	155.50	2.30	<0.05	<5	4.7	112	108	908	34	612
QTA-16	236803	155.50	157.00	1.50	<0.05	<5	0.4	5	20	84	16	475
QTA-16	236804	157.00	159.00	2.00	<0.05	<5	0.6	10	55	128	19	604
QTA-16	236805	159.00	160.90	1.90	<0.05	<5	0.6	12	45	419	25	712
QTA-16	236806	160.90	162.07	1.17	<0.05	<5	1	18	54	196	30	593
QTA-16	236807	162.07	162.64	0.57	<0.05	6	0.5	7	16	151	14	397
QTA-16	236808	162.64	163.40	0.76	<0.05	<5	1	21	29	862	25	629
QTA-16	236809	163.40	164.70	1.30	<0.05	<5	1.8	23	94	776	18	840
QTA-16	236810	164.70	165.20	0.50	<0.05	110	>100	6240	8890	1095	648	1420
QTA-16	236811	165.20	166.40	1.20	<0.05	<5	6.2	241	646	787	76	953
QTA-16	236812	166.40	167.20	0.80	<0.05	<5	1.8	42	142	378	42	864
QTA-16	236813	167.20	168.30	1.10	<0.05	<5	0.7	14	132	408	35	749
QTA-16	236814	168.30	168.63	0.33	<0.05	<5	0.6	11	48	546	74	544
QTA-16	236815	168.63	169.50	0.87	<0.05	<5	0.5	10	33	277	37	534
QTA-16	236816	169.50	170.79	1.29	<0.05	<5	1	19	60	168	41	679
QTA-16	236817	170.79	172.50	1.71	<0.05	<5	0.9	20	97	302	36	654
QTA-16	236818	172.50	173.50	1.00	<0.05	<5	0.6	15	105	230	29	565
QTA-16	236819	173.50	175.00	1.50	<0.05	<5	0.6	10	54	192	112	501
QTA-16	236820	175.00	175.50	0.50	<0.05	<5	0.4	23	100	221	26	440
QTA-16	236821	182.00	184.30	2.30	<0.05	<5	0.3	13	74	82	13	451
QTA-16	236822	186.00	186.41	0.41	<0.05	<5	0.3	16	96	39	9	444
QTA-16	236823	202.70	203.25	0.55	<0.05	<5	0.6	15	105	284	18	488
QTA-16	236824	203.25	204.00	0.75	<0.05	<5	0.4	10	102	144	22	390
QTA-16	236825	204.00	205.00	1.00	<0.05	<5	0.3	7	61	83	24	204
QTA-16	236826	205.00	205.40	0.40	<0.05	<5	0.6	9	92	71	101	1955

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 10 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-16	236827	205.40	205.80	0.40	<0.05	<5	0.4	9	60	134	163	255
QTA-16	236828	205.80	207.00	1.20	<0.05	<5	0.9	51	59	162	14	282
QTA-16	236829	207.00	208.20	1.20	<0.05	<5	0.4	8	64	101	8	478
QTA-16	236830	208.20	208.75	0.55	<0.05	<5	0.8	56	108	126	22	424
QTA-16	236831	208.75	210.00	1.25	<0.05	<5	0.3	11	94	69	14	402
QTA-16	236832	210.00	212.00	2.00	<0.05	<5	<0.2	10	72	65	27	304
QTA-16	236833	212.00	214.00	2.00	<0.05	<5	<0.2	10	67	229	16	281
QTA-16	236834	214.00	214.90	0.90	<0.05	<5	0.2	14	69	34	35	181
QTA-16	236835	214.90	216.90	2.00	<0.05	<5	<0.2	12	75	51	17	360
QTA-16	236836	216.90	218.20	1.30	<0.05	<5	<0.2	17	95	84	35	607
QTA-16	236837	218.20	220.00	1.80	<0.05	<5	1.1	6	44	1010	94	215
QTA-16	236838	220.00	220.50	0.50	<0.05	<5	0.7	27	225	281	21	418
QTA-16	236839	220.50	222.00	1.50	<0.05	<5	0.3	8	69	859	85	44
QTA-16	236840	222.00	223.30	1.30	<0.05	<5	0.7	13	73	987	152	9
QTA-16	236841	223.30	223.70	0.40	<0.05	<5	0.9	8	39	231	18	212
QTA-16	236842	223.70	225.70	2.00	<0.05	<5	0.2	4	40	94	18	378
QTA-16	236843	225.70	227.00	1.30	<0.05	<5	0.7	10	36	201	15	497
QTA-16	236844	227.00	229.00	2.00	<0.05	<5	1	14	65	718	30	466
QTA-16	236845	229.00	231.00	2.00	<0.05	<5	0.7	11	71	1175	41	719
QTA-16	236846	231.00	232.30	1.30	<0.05	<5	0.5	6	62	244	18	534
QTA-16	236847	232.30	234.00	1.70	<0.05	<5	0.5	11	46	714	38	90
QTA-16	236848	234.00	235.18	1.18	<0.05	<5	0.2	14	79	270	26	478
QTA-16	236849	235.18	237.00	1.82	<0.05	<5	0.3	14	99	137	24	637
QTA-16	236850	237.00	239.00	2.00	<0.05	<5	<0.2	15	82	150	30	228
QTA-16	236851	239.00	241.00	2.00	0.09	<5	1	304	421	1665	48	325
QTA-16	236852	241.00	243.00	2.00	<0.05	<5	<0.2	11	75	97	23	275
QTA-16	236853	243.00	244.30	1.30	<0.05	<5	0.3	6	62	101	19	299
QTA-16	236854	244.30	245.40	1.10	<0.05	<5	<0.2	2	33	35	19	417
QTA-16	236855	245.40	247.60	2.20	<0.05	<5	1.3	53	136	175	20	547
QTA-16	236856	250.40	252.00	1.60	<0.05	<5	0.3	15	102	73	25	527
QTA-16	236857	252.00	254.00	2.00	<0.05	<5	<0.2	3	70	51	25	565
QTA-16	236858	254.00	255.12	1.12	<0.05	<5	<0.2	<2	73	95	17	494
QTA-16	236859	255.12	256.90	1.78	<0.05	<5	0.2	<2	38	88	19	531
QTA-16	236860	256.90	257.10	0.20	<0.05	<5	0.3	6	30	136	21	539
QTA-16	236861	257.10	258.84	1.74	<0.05	<5	0.6	10	140	315	14	478
QTA-16	236862	258.84	260.00	1.16	<0.05	<5	1.1	11	115	481	17	554
QTA-16	236863	260.00	261.84	1.84	<0.05	<5	1	8	53	404	16	550
QTA-16	236864	261.84	264.00	2.16	<0.05	<5	3.5	23	339	343	26	444
QTA-16	236865	264.00	265.00	1.00	<0.05	<5	0.2	4	57	302	28	580
QTA-16	236866	265.00	267.00	2.00	<0.05	<5	0.6	4	27	818	39	600
QTA-16	236867	267.00	267.51	0.51	<0.05	<5	2.7	72	463	2980	1150	1755
QTA-16	236868	267.51	268.10	0.59	<0.05	5	2.8	132	317	2490	416	1685
QTA-16	236869	268.10	269.50	1.40	<0.05	<5	1.2	10	37	134	29	831
QTA-16	236870	269.50	271.30	1.80	<0.05	<5	1.1	19	92	140	26	906
QTA-16	236871	271.30	271.80	0.50	<0.05	<5	1.3	52	469	456	21	1245
QTA-16	236872	274.00	274.58	0.58	<0.05	<5	6.1	209	234	350	28	483
QTA-16	236873	278.00	279.16	1.16	<0.05	<5	0.2	16	68	19	12	353
QTA-16	236874	287.40	289.00	1.60	<0.05	<5	0.9	18	103	198	9	447
QTA-16	236875	292.00	292.40	0.40	<0.05	5	4	122	234	144	13	539
QTA-16	236876	294.50	294.74	0.24	<0.05	<5	1.6	20	106	364	31	822
QTA-16	236877	300.54	302.00	1.46	<0.05	<5	0.5	8	44	136	19	409
QTA-16	236878	302.00	302.50	0.50	<0.05	<5	0.6	15	47	247	15	535
QTA-16	236879	302.50	303.00	0.50	<0.05	<5	0.5	3	34	89	18	571
QTA-16	236880	303.00	304.34	1.34	<0.05	<5	2.5	102	711	1125	18	659
QTA-16	236881	304.34	305.50	1.16	<0.05	<5	0.8	17	112	367	13	481
QTA-16	236882	305.50	306.93	1.43	<0.05	<5	0.3	2	53	41	10	357
QTA-16	236883	306.93	307.60	0.67	<0.05	<5	0.6	2	90	62	15	403
QTA-16	236884	307.60	309.00	1.40	<0.05	<5	0.3	<2	95	80	15	345
QTA-16	236885	309.00	311.00	2.00	<0.05	<5	0.3	2	50	581	56	210
QTA-16	236886	311.00	312.80	1.80	<0.05	<5	0.4	4	71	487	32	225
QTA-16	236887	312.80	313.38	0.58	0.1	9	6	200	380	5850	83	254
QTA-16	236888	313.38	314.10	0.72	<0.05	<5	2.3	11	54	494	20	219
QTA-16	236889	314.10	314.30	0.20	<0.05	<5	1.1	16	58	148	19	327

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 11 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-16	236890	314.30	315.00	0.70	<0.05	<5	2.2	47	198	589	38	295
QTA-16	236891	325.70	327.70	2.00	<0.05	<5	0.4	4	34	182	20	377
QTA-16	236892	327.70	328.52	0.82	<0.05	<5	4.4	33	82	1130	22	269
QTA-16	236893	328.52	330.25	1.73	<0.05	<5	2.3	79	97	854	35	376
QTA-16	236894	330.50	331.22	0.72	<0.05	<5	0.9	7	41	441	38	420
QTA-16	236895	331.22	332.20	0.98	<0.05	<5	1.5	16	41	539	33	536
QTA-16	236896	332.20	333.76	1.56	<0.05	<5	1.4	25	85	372	45	351
QTA-16	236897	333.76	334.37	0.61	<0.05	<5	0.3	3	19	140	160	329
QTA-16	236898	334.37	335.40	1.03	<0.05	<5	1.6	10	75	566	28	600
QTA-16	236899	335.40	336.40	1.00	<0.05	6	4.9	515	285	1450	188	474
QTA-16	236900	336.40	338.40	2.00	<0.05	<5	0.5	6	28	504	37	720
QTA-16	236901	338.40	340.90	2.50	<0.05	<5	0.5	12	20	262	25	552
QTA-16	236902	340.90	341.40	0.50	<0.05	<5	1.2	11	28	424	18	372
QTA-16	236903	342.65	345.00	2.35	<0.05	<5	1.4	9	356	466	29	296
QTA-16	236904	345.00	347.00	2.00	<0.05	<5	1.4	33	142	1055	20	301
QTA-16	236905	347.00	349.00	2.00	<0.05	<5	0.4	6	82	164	32	235
QTA-16	236906	349.00	350.20	1.20	<0.05	<5	0.3	2	41	64	13	214
QTA-16	236907	350.20	352.20	2.00	<0.05	<5	0.3	5	31	351	40	267
QTA-16	236908	352.20	353.55	1.35	<0.05	<5	0.3	3	21	106	20	234
QTA-16	236909	361.50	364.00	2.50	<0.05	<5	1.1	16	263	594	43	414
QTA-16	236910	364.00	366.20	2.20	<0.05	<5	0.4	4	70	471	24	538
QTA-16	236911	366.20	367.00	0.80	<0.05	<5	5	26	327	1085	38	454
QTA-16	236912	368.10	369.71	1.61	<0.05	<5	8.1	201	886	550	70	383
QTA-16	236913	369.71	369.90	0.19	<0.05	98	99.1	3510	6880	398	1305	390
QTA-16	236914	369.90	371.70	1.80	<0.05	<5	2.3	20	60	341	21	286
QTA-16	236915	371.70	372.70	1.00	<0.05	<5	1.2	16	35	331	21	311
QTA-16	236916	372.70	373.80	1.10	<0.05	<5	3.1	12	142	531	19	389
QTA-16	236917	373.80	375.37	1.57	<0.05	12	7.1	332	1225	1125	160	442
QTA-16	236918	375.37	377.00	1.63	<0.05	<5	7.2	211	1280	1110	119	200
QTA-16	236919	377.00	379.50	2.50	<0.05	<5	6.4	59	206	780	34	414
QTA-16	236920	379.50	379.70	0.20	<0.05	10	8.3	192	207	826	70	197
QTA-16	236921	379.70	381.00	1.30	<0.05	49	46.5	8070	7300	1025	4420	288
QTA-16	236922	381.00	383.70	2.70	<0.05	<5	0.9	22	90	254	20	581
QTA-16	236923	383.70	385.00	1.30	<0.05	<5	0.4	9	32	162	9	513
QTA-16	236924	385.00	386.50	1.50	<0.05	<5	0.2	4	19	61	8	424
QTA-16	236925	386.50	388.30	1.80	<0.05	<5	0.4	5	34	533	14	547
QTA-16	236926	390.60	391.60	1.00	<0.05	<5	0.4	4	17	142	13	590
QTA-16	236927	395.33	396.60	1.27	<0.05	<5	0.3	2	27	216	18	55
QTA-16	236928	396.60	397.78	1.18	<0.05	<5	0.3	<2	34	63	7	687
QTA-16	236929	397.78	399.30	1.52	<0.05	<5	0.3	2	22	644	83	196
QTA-16	236930	401.12	402.20	1.08	<0.05	7	3.6	36	105	1400	17	529
QTA-16	236931	402.20	404.00	1.80	<0.05	<5	1.9	29	81	456	17	333
QTA-16	236932	404.00	405.80	1.80	<0.05	<5	0.5	3	18	180	14	520
QTA-16	236933	405.80	407.70	1.90	<0.05	5	3.8	26	200	474	19	391
QTA-16	236934	407.70	409.10	1.40	0.47	28	26.9	3960	7520	3950	1425	419
QTA-16	236935	409.10	411.80	2.70	<0.05	9	6.7	903	233	1430	308	166
QTA-16	236936	418.30	419.00	0.70	<0.05	<5	0.5	12	34	47	12	336
QTA-16	236937	419.00	420.08	1.08	<0.05	<5	0.6	6	37	363	18	315
QTA-16	236938	436.80	438.00	1.20	<0.05	<5	1.1	7	118	675	20	347
QTA-16	236939	438.00	439.50	1.50	<0.05	<5	3.7	8	51	870	71	238
QTA-16	236940	439.50	440.00	0.50	<0.05	18	17.3	26	7100	2930	60	356
QTA-16	236941	442.00	444.00	2.00	<0.05	<5	0.4	4	26	164	15	491
QTA-16	236942	444.00	446.56	2.56	<0.05	<5	0.5	3	18	142	31	491
QTA-16	236943	446.56	448.00	1.44	<0.05	<5	1.1	8	15	124	12	426
QTA-16	236944	448.00	451.30	3.30	<0.05	<5	12.5	237	512	594	93	539
QTA-16	236945	451.30	453.70	2.40	<0.05	<5	1.1	7	18	126	22	428
QTA-16	236946	453.70	456.40	2.70	<0.05	5	2.7	12	36	504	37	393
QTA-16	236947	456.40	458.00	1.60	<0.05	107	>100	8100	>10000	1530	4950	530
QTA-16	236948	458.00	459.38	1.38	<0.05	32	29.3	2830	2720	819	1705	496
QTA-16	236949	459.38	459.50	0.12	0.1	51	52.4	5480	>10000	2050	2980	757
QTA-16	236950	459.50	461.00	1.50	0.13	33	42.2	779	1720	786	502	654
QTA-16	236951	461.00	463.30	2.30	<0.05	<5	3.6	23	75	738	20	550
QTA-16	236952	463.30	465.00	1.70	<0.05	<5	0.9	8	10	362	10	472

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 12 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-16	236953	465.00	466.90	1.90	<0.05	<5	1.9	8	15	333	14	621
QTA-16	236954	466.90	468.50	1.60	<0.05	<5	6.8	353	548	365	200	834
QTA-16	236955	468.50	469.80	1.30	<0.05	51	57.5	1680	69	815	2570	684
QTA-16	236956	469.80	471.00	1.20	0.1	5	7.9	55	212	1620	50	744
QTA-16	236957	471.00	471.73	0.73	<0.05	35	38	1725	6820	1840	1470	1265
QTA-16	236958	471.73	473.00	1.27	<0.05	5	6.2	17	52	979	20	607
QTA-16	236959	473.00	474.20	1.20	<0.05	<5	5.4	11	40	1150	21	647
QTA-16	236960	474.20	476.00	1.80	<0.05	<5	5.6	21	160	1040	24	817
QTA-16	236961	476.00	478.00	2.00	<0.05	9	6.6	7	30	2590	23	644
QTA-16	236962	486.00	487.80	1.80	<0.05	9	5.9	9	55	756	18	524
QTA-16	236963	487.80	489.00	1.20	<0.05	<5	3.9	9	35	424	16	439
QTA-16	236964	489.00	490.00	1.00	<0.05	<5	2.4	12	102	822	13	383
QTA-16	236965	490.00	491.00	1.00	0.07	<5	6.6	710	598	671	410	499
QTA-16	236966	491.00	491.80	0.80	0.13	<5	3.2	74	140	599	38	371
QTA-16	236967	491.80	492.86	1.06	<0.05	<5	7.7	731	359	2160	392	625
QTA-16	236968	492.86	494.00	1.14	0.07	<5	3.2	10	26	980	15	441
QTA-16	236969	494.00	495.10	1.10	<0.05	<5	5.4	12	20	486	18	417
QTA-16	236970	495.10	495.70	0.60	<0.05	28	32.1	1525	34	685	965	460
QTA-16	236971	495.70	497.61	1.91	<0.05	<5	6.7	21	72	813	20	554
QTA-16	236972	497.61	498.00	0.39	<0.05	8	13.3	43	63	1300	37	959
QTA-16	236973	498.00	499.40	1.40	<0.05	14	11.6	42	80	724	33	502
QTA-16	236974	499.40	501.00	1.60	<0.05	8	4.3	14	20	424	18	474
QTA-16	236975	501.00	502.70	1.70	<0.05	5	2.9	10	19	835	19	383
QTA-16	236976	502.70	504.13	1.43	<0.05	<5	0.7	4	25	1030	18	469
QTA-16	236977	504.13	504.90	0.77	<0.05	<5	7.3	60	136	1955	26	681
QTA-16	236978	504.90	507.60	2.70	<0.05	<5	2	8	54	882	14	517
QTA-16	236979	507.60	509.45	1.85	<0.05	<5	3.6	8	56	808	17	451
QTA-16	236980	509.45	512.72	3.27	<0.05	<5	1	7	33	497	11	672
QTA-16	236981	512.72	515.20	2.48	<0.05	<5	2.9	4	18	591	11	400
QTA-16	236982	515.20	517.50	2.30	<0.05	<5	0.5	8	26	309	11	466
QTA-16	236983	517.50	518.68	1.18	<0.05	<5	0.5	7	147	137	14	419
QTA-16	236984	518.68	519.60	0.92	<0.05	<5	0.4	6	65	93	8	473
QTA-16	236985	519.60	521.40	1.80	<0.05	<5	0.3	4	31	72	8	534
QTA-16	236986	521.40	522.00	0.60	<0.05	<5	0.9	11	55	140	15	510
QTA-16	236987	522.00	522.70	0.70	<0.05	<5	0.7	28	263	528	9	503
QTA-16	236988	533.01	535.53	2.52	<0.05	<5	0.5	17	114	38	7	442
QTA-16	236989	539.40	542.00	2.60	<0.05	<5	0.6	19	128	30	13	414
QTA-16	236990	545.80	546.30	0.50	<0.05	<5	2.5	295	869	447	72	352
QTA-16	236991	569.40	570.40	1.00	<0.05	<5	2.9	18	398	1105	14	545
QTA-16	236992	570.40	572.70	2.30	<0.05	<5	0.6	5	22	351	15	501
QTA-16	236993	572.70	575.16	2.46	<0.05	<5	2.5	7	32	877	28	838
QTA-16	236994	575.16	577.00	1.84	<0.05	<5	3.4	61	79	2200	25	740
QTA-16	236995	577.00	579.15	2.15	<0.05	<5	0.3	5	21	351	14	532
QTA-16	236996	580.50	580.80	0.30	<0.05	<5	0.2	3	24	68	9	427
QTA-16	236997	582.00	583.00	1.00	<0.05	<5	0.2	3	29	43	6	646
QTA-16	236998	583.00	584.20	1.20	<0.05	<5	0.3	3	27	49	7	765
QTA-16	236999	584.20	584.40	0.20	<0.05	<5	0.2	3	26	102	9	719
QTA-16	237000	586.30	586.50	0.20	<0.05	<5	2.6	59	1445	3480	36	603
QTA-17	237001	6.10	8.00	1.90	<0.05	7	<0.2	11	70	153	53	514
QTA-17	237002	8.00	10.00	2.00	<0.05	8	<0.2	9	60	105	34	407
QTA-17	237003	10.00	12.00	2.00	<0.05	7	<0.2	12	98	112	20	348
QTA-17	237004	12.00	14.00	2.00	<0.05	8	<0.2	17	121	107	83	522
QTA-17	237005	14.00	16.00	2.00	<0.05	<5	<0.2	19	124	81	48	411
QTA-17	237006	16.00	18.00	2.00	<0.05	<5	<0.2	16	98	74	37	437
QTA-17	237007	18.00	18.70	0.70	<0.05	<5	0.2	14	100	72	30	602
QTA-17	237008	18.70	20.80	2.10	<0.05	<5	0.3	15	97	55	32	570
QTA-17	237009	20.80	23.54	2.74	<0.05	<5	<0.2	21	110	66	26	415
QTA-17	237010	24.80	25.30	0.50	<0.05	<5	<0.2	12	84	96	17	417
QTA-17	237011	25.30	25.70	0.40	<0.05	<5	0.2	14	85	110	11	513
QTA-17	237012	25.70	27.00	1.30	<0.05	<5	0.4	16	103	76	23	504
QTA-17	237013	27.00	27.90	0.90	<0.05	<5	0.2	19	145	56	32	628
QTA-17	237014	27.90	29.27	1.37	<0.05	<5	4	32	338	140	22	635
QTA-17	237015	29.27	29.87	0.60	0.07	9	9.2	313	510	778	45	969
Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 13 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample	From	To	Width	Au	Ag (FA)	Ag	Pb	Zn	As	Sb	Mn
	Number	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)	ppm	ppm	ppm	ppm	ppm
QTA-17	237016	29.87	30.40	0.53	0.1	29	32	73	865	498	40	1335
QTA-17	237017	30.40	31.50	1.10	<0.05	5	7	355	1165	77	25	844
QTA-17	237018	31.50	33.00	1.50	<0.05	17	14.2	47	593	99	20	705
QTA-17	237019	33.00	34.40	1.40	<0.05	9	6.5	156	258	69	30	608
QTA-17	237020	35.66	38.30	2.64	<0.05	<5	1.8	166	306	53	22	505
QTA-17	237021	38.30	38.31	0.01	0.27	233	>100	3740	2010	1390	431	1415
QTA-17	237022	41.30	41.60	0.30	<0.05	<5	1.3	18	120	31	19	443
QTA-17	237023	41.60	42.70	1.10	<0.05	<5	1.2	24	143	51	18	519
QTA-17	237024	42.70	43.40	0.70	<0.05	<5	1.3	15	101	36	14	645
QTA-17	237025	44.60	46.60	2.00	<0.05	<5	0.9	17	125	66	27	696
QTA-17	237026	46.60	48.00	1.40	<0.05	<5	2.5	21	102	207	13	765
QTA-17	237027	48.00	50.00	2.00	<0.05	<5	0.6	16	112	62	23	452
QTA-17	237028	50.00	52.00	2.00	<0.05	<5	0.5	24	126	64	18	540
QTA-17	237029	52.00	53.30	1.30	<0.05	<5	0.3	17	94	45	13	443
QTA-17	237030	54.30	56.50	2.20	<0.05	<5	<0.2	16	92	58	64	481
QTA-17	237031	56.50	57.20	0.70	<0.05	<5	<0.2	15	98	59	19	565
QTA-17	237032	57.20	58.60	1.40	<0.05	<5	<0.2	14	99	118	16	370
QTA-17	237033	58.60	59.13	0.53	<0.05	<5	0.3	11	85	160	10	648
QTA-17	237034	59.13	60.38	1.25	<0.05	<5	<0.2	13	104	243	14	300
QTA-17	237035	60.38	61.38	1.00	<0.05	<5	0.2	16	110	108	13	549
QTA-17	237036	61.38	61.77	0.39	<0.05	<5	0.2	12	109	118	10	332
QTA-17	237037	65.70	67.00	1.30	<0.05	<5	<0.2	17	78	79	17	594
QTA-17	237038	67.00	69.00	2.00	<0.05	<5	<0.2	13	71	55	10	480
QTA-17	237039	69.00	71.00	2.00	<0.05	<5	<0.2	16	97	156	23	512
QTA-17	237040	71.00	73.40	2.40	<0.05	<5	<0.2	16	89	137	22	509
QTA-17	237041	73.40	73.80	0.40	<0.05	<5	0.2	16	116	272	16	460
QTA-17	237042	73.80	75.00	1.20	<0.05	<5	0.2	14	98	252	21	528
QTA-17	237043	75.00	77.00	2.00	<0.05	<5	<0.2	16	108	259	22	490
QTA-17	237044	77.00	78.64	1.64	<0.05	7	<0.2	16	104	175	19	597
QTA-17	237045	78.64	79.30	0.66	<0.05	<5	3.6	13	93	1380	49	831
QTA-17	237046	79.30	82.30	3.00	<0.05	10	9.8	62	143	1150	51	2970
QTA-17	237047	91.00	91.40	0.40	<0.05	<5	0.4	8	91	148	13	671
QTA-17	237048	102.00	104.00	2.00	<0.05	5	<0.2	12	92	362	19	649
QTA-17	237049	104.00	104.40	0.40	<0.05	<5	0.2	16	89	113	17	911
QTA-17	237050	104.40	105.00	0.60	<0.05	5	0.5	12	89	533	25	839
QTA-17	237051	105.00	105.47	0.47	0.07	<5	1.6	10	81	2730	59	731
QTA-17	237052	105.47	107.00	1.53	0.07	<5	1.3	17	51	2440	60	1615
QTA-17	237053	107.00	109.00	2.00	<0.05	<5	1	12	91	1010	36	1200
QTA-17	237054	109.00	111.00	2.00	<0.05	<5	0.8	15	116	2510	51	1390
QTA-17	237055	111.00	112.20	1.20	<0.05	<5	0.4	11	97	341	17	1245
QTA-17	237056	112.20	113.10	0.90	<0.05	<5	0.7	12	90	302	22	1170
QTA-17	237057	113.10	113.60	0.50	<0.05	<5	0.9	28	92	918	31	3090
QTA-17	237058	113.60	114.86	1.26	<0.05	<5	1.8	14	88	1190	22	1555
QTA-17	237059	114.86	116.00	1.14	<0.05	<5	0.6	13	114	373	18	1385
QTA-17	237060	116.00	117.00	1.00	<0.05	5	3	21	106	1610	38	2930
QTA-17	237061	117.00	119.16	2.16	0.07	28	13.8	58	237	1540	64	3860
QTA-17	237062	119.16	121.00	1.84	0.13	19	18.1	115	173	1715	88	4140
QTA-17	237063	121.00	123.00	2.00	0.1	10	9.2	45	189	2080	49	4770
QTA-17	237064	123.00	125.00	2.00	<0.05	<5	0.6	15	104	811	37	1165
QTA-17	237065	125.00	127.00	2.00	<0.05	<5	<0.2	16	100	262	28	612
QTA-17	237066	127.00	129.00	2.00	<0.05	<5	0.3	16	99	550	24	1270
QTA-17	237067	129.00	131.00	2.00	<0.05	5	<0.2	18	110	73	25	680
QTA-17	237068	131.00	132.80	1.80	<0.05	<5	0.3	15	102	385	26	1240
QTA-17	237069	132.80	134.37	1.57	<0.05	<5	<0.2	21	120	62	27	582
QTA-17	237070	134.37	135.00	0.63	<0.05	<5	<0.2	19	110	59	21	451
QTA-17	237071	148.00	148.24	0.24	<0.05	<5	<0.2	18	113	23	12	404
QTA-17	237072	150.45	152.50	2.05	<0.05	<5	0.3	17	114	138	20	629
QTA-17	237073	152.50	155.90	3.40	<0.05	<5	0.2	17	114	47	15	318
QTA-17	237074	155.90	159.00	3.10	<0.05	<5	<0.2	17	102	83	16	481
QTA-17	237075	159.00	160.00	1.00	<0.05	<5	<0.2	30	134	50	25	508
QTA-17	237076	160.00	161.40	1.40	0.07	6	2.6	18	96	1690	2120	2080
QTA-17	237077	161.40	163.30	1.90	<0.05	<5	0.2	20	108	99	346	874
QTA-17	237078	167.00	168.70	1.70	<0.05	<5	<0.2	20	112	23	18	432

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 14 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-17	237079	168.70	170.00	1.30	<0.05	<5	<0.2	16	108	16	12	428
QTA-17	237080	170.00	172.00	2.00	<0.05	<5	<0.2	16	101	22	19	470
QTA-17	237081	172.00	174.00	2.00	<0.05	<5	<0.2	21	113	36	17	483
QTA-17	237082	174.00	176.00	2.00	<0.05	<5	<0.2	15	104	49	9	444
QTA-17	237083	176.00	177.72	1.72	<0.05	<5	<0.2	15	99	101	10	428
QTA-17	237084	177.72	178.00	0.28	<0.05	<5	0.2	17	108	320	27	582
QTA-17	237085	179.00	181.00	2.00	<0.05	<5	0.2	19	108	71	28	501
QTA-17	237086	181.00	183.00	2.00	<0.05	<5	0.2	16	104	84	20	487
QTA-17	237087	183.00	185.00	2.00	<0.05	<5	0.2	16	104	143	20	469
QTA-17	237088	185.00	188.00	3.00	<0.05	<5	<0.2	23	100	85	20	414
QTA-17	237089	195.70	195.90	0.20	<0.05	<5	0.2	19	104	527	64	621
QTA-17	237090	195.90	196.60	0.70	<0.05	<5	<0.2	17	101	69	12	271
QTA-17	237091	196.60	197.10	0.50	<0.05	<5	<0.2	12	62	59	19	538
QTA-17	237092	197.10	197.70	0.60	<0.05	<5	<0.2	11	86	69	13	265
QTA-17	237093	197.70	199.00	1.30	<0.05	<5	0.3	21	118	66	18	368
QTA-17	237094	199.00	201.00	2.00	0.17	<5	<0.2	18	110	57	17	416
QTA-17	237095	201.00	203.00	2.00	<0.05	<5	0.2	17	120	116	15	397
QTA-17	237096	203.00	205.00	2.00	<0.05	<5	<0.2	9	42	82	9	422
QTA-17	237097	205.00	207.00	2.00	<0.05	<5	<0.2	14	88	142	26	235
QTA-17	237098	218.84	220.00	1.16	<0.05	<5	<0.2	11	83	35	4	533
QTA-17	237099	220.00	221.00	1.00	<0.05	<5	<0.2	17	102	50	8	430
QTA-17	237100	221.00	222.00	1.00	<0.05	<5	0.2	20	77	329	268	1210
QTA-17	237101	227.40	229.30	1.90	<0.05	<5	0.2	16	92	20	16	444
QTA-17	237102	229.30	231.50	2.20	<0.05	<5	0.2	16	105	21	12	415
QTA-17	237103	231.50	232.00	0.50	<0.05	<5	<0.2	13	91	17	9	389
QTA-17	237104	234.45	235.00	0.55	<0.05	<5	<0.2	16	106	50	9	408
QTA-17	237105	250.60	252.00	1.40	<0.05	5	<0.2	16	97	25	9	387
QTA-17	237106	252.00	254.00	2.00	<0.05	<5	<0.2	14	91	32	14	471
QTA-17	237107	254.00	254.60	0.60	<0.05	<5	<0.2	15	95	31	19	408
QTA-17	237108	254.60	257.43	2.83	<0.05	<5	<0.2	15	94	37	13	369
QTA-17	237109	257.43	259.00	1.57	<0.05	<5	<0.2	10	42	36	58	378
QTA-17	237110	259.00	261.00	2.00	<0.05	<5	<0.2	8	50	32	555	157
QTA-17	237111	261.00	263.30	2.30	<0.05	<5	<0.2	13	73	54	71	395
QTA-17	237112	273.41	275.00	1.59	<0.05	<5	0.2	14	95	28	22	450
QTA-17	237113	275.00	277.00	2.00	<0.05	<5	0.2	14	93	29	18	404
QTA-17	237114	277.00	279.00	2.00	<0.05	<5	0.8	21	91	101	16	794
QTA-17	237115	279.00	280.00	1.00	<0.05	<5	0.6	18	61	96	9	1090
QTA-17	237116	280.00	282.00	2.00	<0.05	<5	<0.2	10	46	42	8	427
QTA-17	237117	282.00	282.55	0.55	<0.05	<5	0.6	14	26	302	104	1905
QTA-17	237118	282.55	284.00	1.45	<0.05	<5	0.3	13	80	68	8	790
QTA-17	237119	284.00	285.00	1.00	<0.05	<5	0.8	47	130	112	10	814
QTA-17	237120	288.05	288.65	0.60	<0.05	<5	0.2	17	110	44	120	375
QTA-17	237121	291.00	293.00	2.00	<0.05	<5	<0.2	10	81	57	8	422
QTA-17	237122	293.00	294.74	1.74	0.13	<5	0.2	13	64	102	54	438
QTA-17	237123	294.74	296.00	1.26	<0.05	<5	0.4	14	122	55	11	398
QTA-17	237124	299.90	300.38	0.48	<0.05	<5	0.2	11	66	49	78	415
QTA-17	237125	306.00	308.00	2.00	<0.05	<5	0.3	12	97	25	15	380
QTA-17	237126	308.00	311.34	3.34	<0.05	<5	<0.2	11	84	61	60	387
QTA-17	237127	314.20	316.38	2.18	<0.05	<5	0.3	15	85	253	400	338
QTA-17	237128	316.38	318.00	1.62	<0.05	<5	0.3	7	85	51	58	194
QTA-17	237129	323.70	323.80	0.10	<0.05	<5	0.2	15	89	120	34	636
QTA-17	237130	327.27	327.67	0.40	<0.05	<5	0.3	16	126	25	10	382
QTA-18	237131	12.00	12.30	0.30	<0.05	<5	0.2	8	39	76	38	3340
QTA-18	237132	12.30	14.00	1.70	<0.05	<5	<0.2	3	30	58	19	263
QTA-18	237133	14.00	14.80	0.80	<0.05	<5	<0.2	6	48	114	38	543
QTA-18	237134	14.80	16.80	2.00	<0.05	<5	<0.2	2	26	42	13	408
QTA-18	237135	16.80	18.80	2.00	<0.05	<5	<0.2	3	26	59	17	311
QTA-18	237136	18.80	20.80	2.00	<0.05	<5	<0.2	3	31	75	22	290
QTA-18	237137	20.80	22.80	2.00	<0.05	<5	<0.2	4	38	97	21	384
QTA-18	237138	22.80	25.40	2.60	<0.05	<5	<0.2	3	38	89	12	474
QTA-18	237139	54.25	55.75	1.50	<0.05	<5	1.4	47	64	53	7	255
QTA-18	237140	64.60	66.00	1.40	<0.05	<5	0.6	22	47	7	<2	633
QTA-18	237141	66.00	66.90	0.90	<0.05	<5	0.2	17	47	13	2	1105

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 15 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-18	237142	66.90	68.65	1.75	<0.05	<5	0.6	6	112	15	<2	744
QTA-18	237143	68.65	70.00	1.35	<0.05	<5	0.3	<2	167	38	<2	1375
QTA-18	237144	70.00	70.60	0.60	<0.05	<5	0.2	7	100	31	5	1180
QTA-18	237145	70.60	71.00	0.40	<0.05	<5	<0.2	11	63	37	7	756
QTA-18	237146	71.00	71.60	0.60	<0.05	<5	0.2	7	63	36	7	531
QTA-18	237147	71.60	73.00	1.40	<0.05	<5	<0.2	4	91	35	3	676
QTA-18	237148	73.00	75.00	2.00	<0.05	<5	<0.2	3	81	26	<2	345
QTA-18	237149	75.00	77.00	2.00	<0.05	<5	<0.2	2	79	22	3	408
QTA-18	237150	77.00	79.00	2.00	<0.05	<5	<0.2	3	78	14	<2	231
QTA-18	237151	79.00	81.00	2.00	<0.05	<5	<0.2	6	78	9	<2	252
QTA-18	237152	81.00	83.00	2.00	<0.05	<5	<0.2	4	78	13	<2	282
QTA-18	237153	83.00	85.00	2.00	<0.05	<5	0.2	<2	83	14	<2	331
QTA-18	237154	85.00	87.00	2.00	<0.05	<5	<0.2	3	78	16	<2	357
QTA-18	237155	87.00	89.00	2.00	<0.05	<5	<0.2	5	74	15	<2	337
QTA-18	237156	89.00	91.00	2.00	<0.05	<5	<0.2	3	68	7	<2	214
QTA-18	237157	91.00	93.00	2.00	<0.05	<5	<0.2	5	77	29	<2	561
QTA-18	237158	93.00	95.00	2.00	<0.05	<5	<0.2	2	55	84	2	525
QTA-18	237159	95.00	97.00	2.00	<0.05	<5	<0.2	4	81	24	2	505
QTA-18	237160	97.00	99.00	2.00	<0.05	<5	<0.2	3	73	31	<2	1000
QTA-18	237161	99.00	100.40	1.40	<0.05	<5	<0.2	2	68	33	2	1895
QTA-18	237162	100.40	101.14	0.74	<0.05	<5	<0.2	3	74	28	<2	752
QTA-18	237163	101.14	103.00	1.86	<0.05	<5	<0.2	4	70	45	2	454
QTA-18	237164	103.00	104.55	1.55	<0.05	<5	<0.2	4	67	44	2	508
QTA-18	237165	104.55	105.80	1.25	<0.05	<5	<0.2	3	63	41	2	646
QTA-18	237166	105.80	107.20	1.40	<0.05	<5	<0.2	3	66	40	<2	336
QTA-18	237167	107.20	108.81	1.61	<0.05	<5	<0.2	4	61	46	<2	469
QTA-18	237168	108.81	110.00	1.19	<0.05	<5	<0.2	2	74	48	2	506
QTA-18	237169	110.00	112.00	2.00	<0.05	<5	<0.2	4	64	71	<2	548
QTA-18	237170	112.00	114.00	2.00	<0.05	<5	<0.2	4	68	78	<2	691
QTA-18	237171	114.00	116.00	2.00	<0.05	<5	<0.2	4	56	104	<2	543
QTA-18	237172	116.00	118.00	2.00	<0.05	<5	<0.2	12	63	247	16	400
QTA-18	237173	118.00	120.00	2.00	<0.05	<5	0.2	12	45	191	6	392
QTA-18	237174	120.00	120.50	0.50	<0.05	<5	<0.2	9	42	198	6	295
QTA-18	237175	120.50	120.90	0.40	<0.05	15	<0.2	8	43	177	4	330
QTA-18	237176	120.90	121.60	0.70	<0.05	<5	<0.2	10	44	294	13	652
QTA-18	237177	121.60	122.80	1.20	<0.05	<5	<0.2	10	42	208	3	643
QTA-18	237178	122.80	124.00	1.20	<0.05	<5	<0.2	11	43	324	<2	415
QTA-18	237179	124.00	125.70	1.70	<0.05	<5	<0.2	9	60	355	<2	471
QTA-18	237180	125.70	128.00	2.30	<0.05	<5	<0.2	14	41	326	2	520
QTA-18	237181	128.00	130.00	2.00	<0.05	<5	0.2	10	47	208	<2	600
QTA-18	237182	130.00	130.60	0.60	<0.05	<5	0.2	8	47	212	<2	464
QTA-18	237183	130.60	132.00	1.40	<0.05	<5	0.4	11	38	178	<2	780
QTA-18	237184	145.00	146.80	1.80	<0.05	<5	0.2	9	62	22	<2	556
QTA-18	237185	146.80	148.00	1.20	<0.05	<5	<0.2	10	43	160	<2	476
QTA-18	237186	148.00	150.00	2.00	<0.05	<5	<0.2	8	25	20	<2	257
QTA-18	237187	150.00	152.00	2.00	<0.05	<5	<0.2	8	28	18	<2	312
QTA-18	237188	152.00	154.00	2.00	<0.05	<5	<0.2	7	45	10	<2	259
QTA-18	237189	154.00	156.00	2.00	<0.05	<5	0.2	8	45	22	<2	259
QTA-18	237190	156.00	158.00	2.00	<0.05	9	<0.2	9	44	25	<2	290
QTA-18	237191	158.00	160.00	2.00	<0.05	<5	<0.2	8	33	11	<2	323
QTA-18	237192	186.50	188.00	1.50	<0.05	<5	<0.2	5	25	8	<2	334
QTA-18	237193	188.00	190.00	2.00	<0.05	<5	0.2	12	36	5	<2	383
QTA-18	237194	190.00	192.00	2.00	<0.05	<5	0.2	8	42	5	<2	404
QTA-18	237195	192.00	194.00	2.00	<0.05	<5	<0.2	12	59	4	<2	475
QTA-18	237196	194.00	196.00	2.00	<0.05	<5	0.2	8	52	4	<2	520
QTA-18	237197	196.00	198.00	2.00	<0.05	<5	0.2	10	55	2	<2	411
QTA-18	237198	198.00	200.00	2.00	<0.05	<5	0.2	14	64	8	<2	390
QTA-18	237199	200.00	200.25	0.25	<0.05	<5	0.2	8	54	7	<2	475
QTA-18	237200	200.25	202.00	1.75	<0.05	<5	<0.2	6	56	6	<2	470
QTA-18	237201	202.00	204.00	2.00	<0.05	<5	<0.2	9	47	17	<2	387
QTA-18	237202	204.00	204.90	0.90	<0.05	<5	0.2	9	52	8	<2	397
QTA-18	237203	204.90	206.00	1.10	<0.05	<5	<0.2	7	63	6	<2	455
QTA-18	237204	206.00	206.55	0.55	<0.05	<5	0.2	6	61	9	<2	373

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 16 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-18	237205	206.55	208.00	1.45	<0.05	7	0.2	5	45	6	<2	285
QTA-18	237206	208.00	209.00	1.00	<0.05	6	<0.2	8	51	5	<2	409
QTA-18	237207	215.00	217.00	2.00	<0.05	7	0.2	10	55	4	<2	408
QTA-18	237208	217.00	219.20	2.20	<0.05	7	<0.2	9	50	3	<2	301
QTA-18	237209	219.20	221.39	2.19	<0.05	<5	<0.2	10	49	7	<2	362
QTA-18	237210	221.39	223.00	1.61	<0.05	<5	<0.2	11	44	7	<2	420
QTA-18	237211	223.00	224.10	1.10	<0.05	5	<0.2	8	47	<2	<2	380
QTA-18	237212	224.10	226.00	1.90	<0.05	<5	<0.2	12	52	11	<2	417
QTA-18	237213	226.00	228.00	2.00	0.1	12	<0.2	7	59	10	<2	352
QTA-18	237214	228.00	230.00	2.00	<0.05	6	<0.2	8	63	7	<2	379
QTA-18	237215	230.00	230.73	0.73	<0.05	<5	<0.2	10	53	13	<2	306
QTA-18	237216	236.00	238.00	2.00	<0.05	<5	<0.2	5	35	4	<2	359
QTA-18	237217	238.00	240.00	2.00	<0.05	6	0.2	5	38	2	<2	298
QTA-18	237218	240.00	241.30	1.30	<0.05	9	<0.2	3	23	2	<2	272
QTA-18	237219	243.80	246.32	2.52	<0.05	6	<0.2	7	49	5	<2	337
QTA-18	237220	250.20	252.00	1.80	<0.05	12	<0.2	7	36	6	<2	285
QTA-18	237221	252.00	253.40	1.40	<0.05	<5	<0.2	8	45	8	<2	353
QTA-18	237222	253.40	254.80	1.40	<0.05	<5	<0.2	12	68	6	<2	384
QTA-18	237223	254.80	256.00	1.20	<0.05	6	0.2	8	45	6	<2	345
QTA-18	237224	256.00	258.60	2.60	<0.05	<5	<0.2	8	41	8	<2	396
QTA-18	237225	258.60	259.10	0.50	<0.05	5	<0.2	9	26	3	<2	350
QTA-18	237226	261.70	264.00	2.30	<0.05	<5	<0.2	9	30	10	<2	325
QTA-18	237227	264.00	265.70	1.70	<0.05	<5	<0.2	10	44	19	<2	397
QTA-18	237228	265.70	268.00	2.30	<0.05	<5	<0.2	8	53	10	<2	328
QTA-18	237229	268.00	271.00	3.00	<0.05	<5	<0.2	24	42	8	<2	381
QTA-18	237230	271.00	271.40	0.40	<0.05	<5	<0.2	7	41	10	<2	334
QTA-18	237231	271.40	273.41	2.01	<0.05	5	<0.2	9	36	10	<2	334
QTA-18	237232	278.00	279.20	1.20	<0.05	6	<0.2	12	98	29	3	405
QTA-18	237233	279.20	279.50	0.30	<0.05	<5	0.3	9	44	40	4	288
QTA-18	237234	279.50	281.00	1.50	<0.05	<5	8.1	43	134	22	11	487
QTA-18	237235	281.00	283.30	2.30	<0.05	<5	0.2	13	96	16	5	412
QTA-18	237236	283.30	284.68	1.38	<0.05	<5	2.3	22	98	60	14	545
QTA-18	237237	284.68	286.00	1.32	<0.05	<5	<0.2	14	97	13	7	425
QTA-18	237238	286.00	287.43	1.43	<0.05	<5	0.2	20	100	156	14	350
QTA-18	237239	287.43	289.20	1.77	0.07	<5	1	20	118	536	21	914
QTA-18	237240	289.20	292.00	2.80	<0.05	<5	<0.2	18	87	18	6	372
QTA-18	237241	292.00	293.70	1.70	0.84	18	<0.2	14	72	6	7	372
QTA-18	237242	293.70	296.40	2.70	<0.05	<5	<0.2	20	132	25	4	413
QTA-18	237243	296.40	299.57	3.17	<0.05	<5	<0.2	17	77	7	9	353
QTA-18	237244	306.10	308.43	2.33	<0.05	<5	0.2	15	126	71	6	296
QTA-18	237245	308.43	310.50	2.07	<0.05	5	0.2	16	117	73	17	227
QTA-18	237246	310.50	311.50	1.00	<0.05	<5	0.3	15	85	22	3	333
QTA-18	237247	311.50	312.60	1.10	<0.05	<5	0.2	17	126	47	12	254
QTA-18	237248	312.60	313.80	1.20	<0.05	<5	<0.2	18	112	21	4	323
QTA-18	237249	331.30	332.58	1.28	<0.05	<5	0.2	15	74	20	3	287
QTA-18	237250	332.58	332.90	0.32	<0.05	13	0.3	20	178	168	14	541
QTA-18	237251	332.90	333.40	0.50	<0.05	6	0.2	15	132	30	7	312
QTA-18	237252	336.40	338.50	2.10	<0.05	<5	<0.2	16	66	129	10	413
QTA-18	237253	338.50	340.00	1.50	<0.05	<5	<0.2	21	118	76	8	360
QTA-18	237254	340.00	342.15	2.15	<0.05	<5	0.2	18	102	25	5	406
QTA-18	237255	342.15	342.55	0.40	<0.05	<5	<0.2	16	99	28	3	501
QTA-18	237256	369.30	370.94	1.64	<0.05	<5	<0.2	18	120	17	3	402
QTA-18	237257	370.94	372.40	1.46	<0.05	<5	<0.2	14	100	19	3	395
QTA-18	237258	381.90	382.20	0.30	<0.05	<5	<0.2	10	41	8	5	224
QTA-18	237259	382.20	382.50	0.30	<0.05	<5	<0.2	17	80	21	4	758
QTA-18	237260	382.50	383.00	0.50	<0.05	<5	<0.2	12	77	4	5	533
QTA-18	237261	385.30	386.20	0.90	<0.05	<5	<0.2	12	68	17	2	422
QTA-18	237262	393.00	395.00	2.00	<0.05	<5	<0.2	17	119	18	2	366
QTA-18	237263	395.00	397.90	2.90	<0.05	<5	<0.2	17	117	14	2	370
QTA-18	237264	397.90	399.10	1.20	<0.05	<5	<0.2	12	61	10	<2	426
QTA-18	237265	399.10	399.80	0.70	<0.05	<5	<0.2	16	87	10	<2	364
QTA-18	237266	405.35	407.00	1.65	<0.05	<5	<0.2	12	94	13	4	433
QTA-18	237267	407.00	408.20	1.20	<0.05	<5	<0.2	16	76	17	3	419

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 17 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-18	237268	408.20	408.60	0.40	<0.05	<5	<0.2	16	96	23	4	470
QTA-18	237269	408.60	410.00	1.40	<0.05	<5	<0.2	9	87	25	4	481
QTA-19	237270	13.20	15.00	1.80	<0.05	<5	1.1	14	93	227	13	594
QTA-19	237271	15.00	17.00	2.00	<0.05	<5	1.9	13	61	203	12	611
QTA-19	237272	17.00	19.00	2.00	<0.05	5	1.2	13	66	214	15	626
QTA-19	237273	19.00	20.80	1.80	<0.05	<5	0.3	15	86	498	27	498
QTA-19	237274	20.80	21.60	0.80	<0.05	<5	<0.2	12	104	128	14	614
QTA-19	237275	21.60	22.47	0.87	<0.05	<5	0.2	17	117	239	18	738
QTA-19	237276	22.47	25.00	2.53	<0.05	<5	0.2	14	120	353	18	533
QTA-19	237277	25.00	26.62	1.62	<0.05	<5	0.5	12	105	296	23	688
QTA-19	237278	26.62	28.00	1.38	<0.05	<5	1	11	61	1005	32	2570
QTA-19	237279	28.00	28.56	0.56	<0.05	<5	1.1	11	56	1105	32	2060
QTA-19	237280	28.56	30.00	1.44	<0.05	<5	1.1	14	58	765	43	949
QTA-19	237281	30.00	31.00	1.00	<0.05	<5	0.5	18	83	547	33	582
QTA-19	237282	31.00	33.00	2.00	<0.05	<5	0.6	13	83	232	19	714
QTA-19	237283	33.00	35.00	2.00	<0.05	<5	0.6	17	70	211	21	505
QTA-19	237284	35.00	37.00	2.00	<0.05	<5	0.7	12	102	160	16	534
QTA-19	237285	37.00	38.41	1.41	<0.05	<5	0.4	18	73	224	19	618
QTA-19	237286	38.41	39.30	0.89	<0.05	5	1.4	15	41	1585	47	1570
QTA-19	237287	39.30	40.40	1.10	<0.05	5	1.9	13	60	3440	156	4300
QTA-19	237288	40.40	42.00	1.60	<0.05	14	4.4	18	83	785	61	1020
QTA-19	237289	42.00	43.00	1.00	<0.05	12	4.1	13	79	682	46	506
QTA-19	237290	43.00	45.00	2.00	<0.05	<5	1.9	19	120	583	28	689
QTA-19	237291	45.00	46.10	1.10	<0.05	<5	2.1	12	58	412	37	971
QTA-19	237292	46.10	47.30	1.20	<0.05	9	1.8	12	88	424	38	1755
QTA-19	237293	47.30	48.80	1.50	<0.05	<5	1.5	13	78	295	37	778
QTA-19	237294	48.80	50.45	1.65	<0.05	<5	1	12	119	189	22	439
QTA-19	237295	50.45	51.60	1.15	<0.05	5	0.2	13	108	295	27	708
QTA-19	237296	64.50	65.00	0.50	<0.05	<5	0.2	18	99	576	23	589
QTA-19	237297	65.00	65.21	0.21	<0.05	<5	0.3	16	46	1165	62	699
QTA-19	237298	68.50	70.00	1.50	<0.05	7	<0.2	12	94	72	4	430
QTA-19	237299	70.00	72.00	2.00	<0.05	5	0.4	16	89	101	7	486
QTA-19	237300	72.00	74.59	2.59	<0.05	<5	0.4	23	104	76	8	450
QTA-19	237301	74.59	74.90	0.31	<0.05	5	0.2	20	72	97	7	532
QTA-19	237302	81.60	83.00	1.40	<0.05	<5	0.2	9	51	40	7	467
QTA-19	237303	83.00	83.65	0.65	<0.05	<5	<0.2	12	60	58	5	494
QTA-19	237304	85.50	87.50	2.00	<0.05	<5	1.1	40	174	366	14	905
QTA-19	237305	87.50	88.50	1.00	<0.05	<5	0.2	10	72	334	13	558
QTA-19	237306	88.50	88.70	0.20	<0.05	<5	<0.2	12	96	55	3	629
QTA-19	237307	124.00	125.20	1.20	<0.05	<5	<0.2	13	100	19	5	582
QTA-19	237308	125.20	126.30	1.10	<0.05	6	<0.2	5	18	17	7	1300
QTA-19	237309	126.30	126.80	0.50	<0.05	<5	<0.2	10	74	12	13	791
QTA-19	237310	126.80	128.30	1.50	<0.05	<5	0.2	14	117	21	6	336
QTA-19	237311	128.30	128.90	0.60	<0.05	<5	1.5	35	89	112	9	901
QTA-19	237312	128.90	129.50	0.60	<0.05	<5	0.4	15	118	104	6	565
QTA-19	237313	136.80	139.62	2.82	<0.05	<5	<0.2	18	117	107	10	396
QTA-19	237314	151.59	154.00	2.41	<0.05	<5	0.3	14	110	46	6	419
QTA-19	237315	197.00	199.00	2.00	<0.05	<5	0.2	13	114	29	2	419
QTA-19	237316	199.00	201.00	2.00	<0.05	<5	0.2	15	113	41	5	430
QTA-19	237317	201.00	203.00	2.00	<0.05	<5	0.3	16	112	47	5	447
QTA-19	237318	203.00	204.80	1.80	<0.05	<5	0.3	15	120	77	3	422
QTA-19	237319	204.80	206.00	1.20	<0.05	<5	0.3	14	104	138	6	466
QTA-19	237320	206.00	207.60	1.60	<0.05	<5	4.7	16	119	459	13	1010
QTA-19	237321	207.60	209.10	1.50	1.39	4020	>100	34200	28000	>10000	>10000	3640
QTA-19	237322	209.10	209.40	0.30	0.07	56	58.5	283	554	1290	278	1830
QTA-19	237323	209.40	209.70	0.30	0.025	14	13.4	21	98	1205	15	4270
QTA-19	237324	209.70	210.82	1.12	0.025	7	2.3	11	98	896	15	2770
QTA-19	237325	210.82	212.00	1.18	0.025	6	1.4	19	115	344	11	1070
QTA-19	237326	212.00	214.30	2.30	0.025	11	10.1	28	186	372	12	1010
QTA-19	237327	214.30	216.00	1.70	0.025	5	4.5	28	138	77	5	652
QTA-19	237328	216.00	219.00	3.00	0.025	2.5	3.2	25	134	85	8	650
QTA-19	237329	219.00	221.00	2.00	0.025	53	52.3	360	584	1080	128	1270
QTA-19	237330	221.00	223.00	2.00	0.025	8	6.8	64	174	75	20	801

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 18 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-19	237331	223.00	224.25	1.25	0.025	7	5.1	28	137	207	10	820
QTA-19	237332	224.25	226.50	2.25	0.025	8	6.7	62	175	277	22	884
QTA-19	237333	226.50	227.85	1.35	0.025	33	25.8	156	295	2330	64	1130
QTA-19	237334	227.85	230.00	2.15	0.025	8	3.7	35	135	225	9	776
QTA-19	237335	230.00	232.00	2.00	0.025	2.5	3.2	39	137	65	10	753
QTA-19	237336	232.00	233.80	1.80	0.025	2.5	2.3	19	124	2540	13	890
QTA-19	237337	233.80	234.40	0.60	0.07	8	5.5	17	144	1825	126	1475
QTA-19	237338	234.40	235.00	0.60	0.025	20	19.1	432	1420	7420	210	1365
QTA-19	237339	235.00	237.00	2.00	<0.05	<5	5.9	245	233	544	100	810
QTA-19	237340	237.00	239.00	2.00	<0.05	<5	1	13	113	123	8	634
QTA-19	237341	239.00	241.00	2.00	<0.05	<5	1	25	119	54	9	595
QTA-19	237342	241.00	242.93	1.93	<0.05	<5	1.5	46	111	53	13	695
QTA-19	237343	242.93	243.94	1.01	<0.05	5	3.5	730	214	548	214	946
QTA-19	237344	243.94	245.00	1.06	<0.05	<5	4.3	98	297	229	14	909
QTA-19	237345	245.00	247.00	2.00	<0.05	<5	2.9	39	187	77	6	738
QTA-19	237346	247.00	249.00	2.00	<0.05	<5	2.7	106	170	317	14	780
QTA-19	237347	249.00	251.00	2.00	<0.05	<5	1.4	28	125	24	6	660
QTA-19	237348	251.00	253.00	2.00	<0.05	<5	2.8	146	304	32	22	757
QTA-19	237349	253.00	255.00	2.00	<0.05	<5	1.3	49	144	35	9	576
QTA-19	237350	255.00	257.72	2.72	<0.05	6	1.3	22	125	33	6	540
QTA-19	237351	257.72	259.00	1.28	<0.05	<5	1.4	150	387	26	46	655
QTA-19	237352	259.00	261.00	2.00	<0.05	<5	1.5	104	135	34	24	772
QTA-19	237353	261.00	263.00	2.00	<0.05	<5	1.3	23	135	28	16	659
QTA-19	237354	263.00	265.00	2.00	<0.05	<5	2.6	134	245	45	40	822
QTA-19	237355	265.00	266.30	1.30	<0.05	5	5	223	553	80	33	831
QTA-19	237356	266.30	267.70	1.40	<0.05	53	53.4	4000	625	267	660	1065
QTA-19	237357	267.70	268.30	0.60	<0.05	55	54.9	3230	2720	881	268	965
QTA-19	237358	268.30	270.00	1.70	<0.05	5	2.9	127	289	44	9	856
QTA-19	237359	270.00	272.00	2.00	<0.05	8	3.6	133	312	466	13	856
QTA-19	237360	272.00	274.00	2.00	<0.05	9	4	192	257	37	12	783
QTA-19	237361	274.00	276.00	2.00	<0.05	<5	1.6	91	243	26	13	677
QTA-19	237362	276.00	277.60	1.60	<0.05	8	4.5	267	266	16	8	753
QTA-19	237363	277.60	279.00	1.40	<0.05	20	19.3	1765	1650	120	214	964
QTA-19	237364	279.00	282.00	3.00	<0.05	<5	1.6	112	136	32	9	595
QTA-19	237365	282.00	284.00	2.00	<0.05	<5	1.6	116	149	27	10	720
QTA-19	237366	284.00	285.00	1.00	<0.05	5	8.8	686	321	87	71	883
QTA-19	237367	285.00	287.00	2.00	<0.05	<5	1.6	106	151	24	23	803
QTA-19	237368	287.00	289.70	2.70	<0.05	<5	1.1	35	155	61	10	692
QTA-19	237369	289.70	290.60	0.90	<0.05	46	44.8	3080	682	215	781	918
QTA-19	237370	290.60	292.00	1.40	<0.05	<5	2.5	93	221	47	12	823
QTA-19	237371	295.40	297.20	1.80	<0.05	<5	3.5	294	238	602	53	828
QTA-19	237372	300.10	302.00	1.90	<0.05	<5	1	14	106	43	6	657
QTA-19	237373	302.00	304.00	2.00	<0.05	<5	1.9	82	121	47	13	750
QTA-19	237374	304.00	306.00	2.00	<0.05	<5	0.9	8	105	29	5	610
QTA-19	237375	306.00	307.00	1.00	<0.05	<5	0.9	18	104	20	5	638
QTA-19	237376	312.30	314.20	1.90	<0.05	6	6	375	838	62	16	714
QTA-19	237377	314.20	315.10	0.90	<0.05	<5	2.1	56	196	31	5	651
QTA-19	237378	315.10	316.00	0.90	<0.05	<5	2.7	84	280	33	6	598
QTA-19	237379	316.00	317.10	1.10	0.07	<5	1.2	13	123	29	6	526
QTA-19	237380	317.10	318.00	0.90	<0.05	<5	1.6	31	181	24	5	524
QTA-19	237381	318.00	319.40	1.40	<0.05	<5	2.7	146	141	33	11	605
QTA-19	237382	319.40	321.00	1.60	<0.05	<5	1.2	21	122	32	7	519
QTA-19	237383	321.00	321.20	0.20	<0.05	<5	0.8	12	116	35	8	502
QTA-19	237384	321.20	323.00	1.80	<0.05	<5	0.8	19	122	38	8	500
QTA-19	237385	323.00	325.00	2.00	<0.05	<5	1.1	28	133	23	6	540
QTA-19	237386	325.00	326.60	1.60	<0.05	<5	0.7	11	105	41	6	542
QTA-19	237387	326.60	331.70	5.10	<0.05	<5	1.1	43	114	45	8	589
QTA-19	237388	331.70	334.57	2.87	<0.05	9	5.9	286	345	61	18	572
QTA-19	237389	334.57	335.00	0.43	<0.05	<5	1.3	12	90	46	8	696
QTA-19	237390	335.00	337.00	2.00	<0.05	<5	0.6	10	100	41	9	563
QTA-19	237391	337.00	339.00	2.00	<0.05	<5	0.6	11	124	39	7	479
QTA-19	237392	339.00	340.00	1.00	<0.05	<5	0.5	33	134	37	4	545
QTA-19	237393	340.00	341.66	1.66	<0.05	<5	1	9	106	49	4	478

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 19 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-19	237394	341.66	342.00	0.34	<0.05	<5	0.9	5	100	86	3	492
QTA-19	237395	342.00	342.70	0.70	<0.05	<5	0.5	5	78	96	4	683
QTA-19	237396	342.70	343.41	0.71	0.11	66	69.8	3180	4900	2230	1840	780
QTA-19	237397	343.41	344.23	0.82	<0.05	<5	1.9	33	138	124	12	720
QTA-19	237398	344.23	346.00	1.77	<0.05	5	1.2	19	123	56	8	528
QTA-19	237399	346.00	346.30	0.30	<0.05	<5	1.5	39	146	46	10	476
QTA-19	237400	346.30	347.00	0.70	<0.05	<5	1.9	207	180	33	29	717
QTA-19	237401	347.00	349.00	2.00	<0.05	<5	3.2	172	363	32	14	653
QTA-19	237402	349.00	351.00	2.00	<0.05	<5	2.6	171	230	30	7	680
QTA-19	237403	351.00	353.00	2.00	<0.05	<5	1	16	106	31	5	540
QTA-19	237404	353.00	355.00	2.00	<0.05	<5	2	99	157	37	7	555
QTA-19	237405	355.00	357.00	2.00	<0.05	<5	1.4	45	316	38	5	604
QTA-19	237406	357.00	358.50	1.50	<0.05	<5	1	19	111	33	6	542
QTA-19	237407	358.50	360.00	1.50	<0.05	5	4.9	343	375	44	19	598
QTA-19	237408	360.00	362.00	2.00	<0.05	5	4.1	395	355	31	44	666
QTA-19	237409	362.00	363.00	1.00	<0.05	16	15.1	1235	942	23	114	697
QTA-19	237410	363.00	364.00	1.00	<0.05	9	4.5	288	413	28	9	666
QTA-19	237411	364.00	366.47	2.47	<0.05	<5	2.9	184	317	35	8	527
QTA-19	237412	366.47	368.00	1.53	<0.05	<5	1.1	45	158	30	5	452
QTA-19	237413	368.00	369.00	1.00	<0.05	6	4.3	223	293	39	10	507
QTA-19	237414	369.00	370.80	1.80	<0.05	14	10.7	652	827	32	13	565
QTA-19	237415	370.80	372.10	1.30	<0.05	19	12.2	715	517	41	8	619
QTA-19	237416	375.80	376.60	0.80	<0.05	31	33.7	2070	2450	32	35	626
QTA-19	237417	380.00	381.00	1.00	<0.05	<5	1	22	124	35	3	546
QTA-19	237418	381.00	382.37	1.37	<0.05	<5	1.7	79	189	28	7	670
QTA-19	237419	382.37	384.20	1.83	<0.05	<5	1.1	61	91	34	5	702
QTA-19	237420	384.20	386.00	1.80	<0.05	<5	1.7	29	114	34	7	640
QTA-19	237421	386.00	387.30	1.30	<0.05	<5	1.6	44	83	40	5	699
QTA-19	237422	387.30	389.00	1.70	<0.05	11	6.1	97	279	89	15	982
QTA-19	237423	389.00	389.20	0.20	<0.05	9	2.9	57	170	33	4	706
QTA-19	237424	389.20	389.30	0.10	0.025	108	>100	601	1110	118	106	823
QTA-19	237425	389.30	390.00	0.70	0.025	12	11.7	532	5140	60	37	844
QTA-19	237426	390.00	391.00	1.00	0.025	5	2.8	42	158	35	9	676
QTA-19	237427	391.00	392.70	1.70	0.025	5	3.9	48	159	46	6	737
QTA-19	237428	392.70	394.80	2.10	0.025	14	13.7	220	303	66	39	793
QTA-19	237429	394.80	395.48	0.68	0.07	52	55.2	650	896	201	93	618
QTA-19	237430	395.48	397.70	2.22	0.025	2.5	1.7	52	160	37	9	529
QTA-19	237431	397.70	398.20	0.50	0.025	2.5	1.7	104	200	38	7	585
QTA-19	237432	398.20	401.80	3.60	0.025	2.5	1.3	10	92	40	4	628
QTA-19	237433	401.80	402.80	1.00	0.025	7	5.8	226	467	1255	44	832
QTA-19	237434	402.80	403.20	0.40	0.39	73	75.8	3760	8730	4320	1540	2180
QTA-19	237435	403.20	403.90	0.70	0.025	9	8.7	154	359	393	39	1435
QTA-19	237436	403.90	405.00	1.10	0.025	7	5.4	485	599	830	158	1150
QTA-19	237437	405.00	406.00	1.00	0.025	48	50.3	534	668	133	128	1165
QTA-19	237438	406.00	407.20	1.20	0.025	8	9.8	881	650	1245	314	1180
QTA-19	237439	407.20	409.00	1.80	0.025	2.5	2.4	243	263	184	50	1005
QTA-19	237440	409.00	409.70	0.70	0.025	2.5	4.6	397	384	148	102	777
QTA-19	237441	409.70	411.83	2.13	0.025	8	11.4	263	586	296	84	630
QTA-19	237442	411.83	412.10	0.27	0.2	36	38.5	3590	6350	4990	672	1805
QTA-19	237443	412.10	414.00	1.90	0.025	5	3	18	77	416	10	843
QTA-19	237444	414.00	416.00	2.00	0.025	2.5	0.7	17	97	142	7	571
QTA-19	237445	416.00	418.00	2.00	0.025	2.5	0.7	18	78	93	3	578
QTA-19	237446	418.00	419.00	1.00	0.025	2.5	0.6	2	80	81	3	581
QTA-19	237447	419.00	420.00	1.00	0.025	2.5	0.7	3	85	78	3	463
QTA-19	237448	420.00	421.50	1.50	0.025	2.5	0.7	4	69	99	3	758
QTA-19	237449	421.50	423.40	1.90	0.025	2.5	1	13	77	351	3	639
QTA-19	237450	423.40	425.20	1.80	0.025	2.5	1.5	41	106	343	8	803
QTA-19	237451	425.20	426.00	0.80	0.49	915	>100	9170	3050	4190	5410	1575
QTA-19	237452	426.00	428.00	2.00	<0.05	<5	2	12	81	112	8	564
QTA-19	237453	428.00	430.10	2.10	<0.05	42	54.6	518	244	253	113	796
QTA-19	237454	430.10	432.00	1.90	<0.05	<5	3.4	37	85	75	10	713
QTA-19	237455	432.00	433.00	1.00	<0.05	<5	1.3	15	98	64	5	555
QTA-19	237456	433.00	434.00	1.00	<0.05	<5	1.4	35	108	477	8	1070

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 20 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-19	237457	434.00	434.80	0.80	<0.05	<5	2.6	108	208	43	12	518
QTA-19	237458	434.80	435.50	0.70	<0.05	10	11.8	546	552	164	87	463
QTA-19	237459	439.40	440.50	1.10	<0.05	<5	0.8	40	130	54	6	524
QTA-19	237460	445.30	446.40	1.10	<0.05	<5	0.2	20	120	54	8	432
QTA-19	237461	453.10	453.60	0.50	0.3	13	18.9	2330	1705	4400	878	656
QTA-20	237462	6.40	8.00	1.60	<0.05	<5	0.9	9	76	21	4	378
QTA-20	237463	8.00	9.30	1.30	<0.05	<5	0.2	22	69	45	10	700
QTA-20	237464	14.33	14.70	0.37	<0.05	<5	0.9	12	83	36	7	355
QTA-20	237465	14.70	15.60	0.90	<0.05	<5	<0.2	8	65	27	8	493
QTA-20	237466	28.80	29.70	0.90	<0.05	<5	0.3	10	106	48	5	400
QTA-20	237467	29.70	30.30	0.60	<0.05	<5	<0.2	18	123	218	125	779
QTA-20	237468	30.30	31.51	1.21	<0.05	<5	<0.2	14	130	124	86	232
QTA-20	237469	31.51	33.50	1.99	<0.05	<5	0.2	13	116	206	39	557
QTA-20	237470	51.40	53.60	2.20	<0.05	<5	0.3	20	97	192	34	487
QTA-20	237471	57.00	58.66	1.66	<0.05	<5	0.3	15	116	16	3	487
QTA-20	237472	59.40	59.70	0.30	<0.05	<5	0.8	19	106	28	4	384
QTA-20	237473	65.48	66.34	0.86	0.06	<5	1.3	15	69	681	36	894
QTA-20	237474	75.50	75.70	0.20	<0.05	<5	2.3	16	118	1425	95	228
QTA-20	237475	75.70	75.90	0.20	<0.05	<5	0.2	11	63	610	32	1360
QTA-20	237476	77.70	78.20	0.50	<0.05	<5	<0.2	11	84	99	4	269
QTA-20	237477	80.95	81.39	0.44	<0.05	<5	0.9	16	110	29	8	350
QTA-20	237478	81.39	81.90	0.51	<0.05	<5	1.2	6	93	63	4	338
QTA-20	237479	81.90	82.43	0.53	<0.05	<5	<0.2	14	70	36	<2	443
QTA-20	237480	82.43	82.83	0.40	<0.05	7	3.2	17	89	419	13	416
QTA-20	237481	85.20	86.40	1.20	<0.05	<5	0.3	31	70	65	6	537
QTA-20	237482	91.40	93.30	1.90	<0.05	<5	0.3	12	91	31	5	393
QTA-20	237483	102.00	104.00	2.00	<0.05	<5	0.3	11	88	23	6	442
QTA-20	237484	109.30	109.50	0.20	<0.05	7	3.6	61	160	160	14	804
QTA-20	237485	121.75	122.50	0.75	<0.05	<5	<0.2	14	85	18	4	372
QTA-20	237486	122.50	123.00	0.50	<0.05	<5	<0.2	11	92	14	2	414
QTA-20	237487	138.20	140.00	1.80	<0.05	<5	0.3	19	72	46	3	726
QTA-20	237488	140.00	141.59	1.59	<0.05	<5	0.4	12	83	19	5	700
QTA-20	237489	142.70	144.00	1.30	<0.05	6	5.3	20	82	60	7	904
QTA-20	237490	144.00	145.00	1.00	<0.05	<5	0.2	11	65	31	11	590
QTA-20	237491	171.00	171.30	0.30	<0.05	<5	0.6	12	64	30	4	525
QTA-20	237492	171.30	173.00	1.70	<0.05	<5	0.4	29	56	74	8	526
QTA-20	237493	173.00	173.80	0.80	<0.05	<5	0.4	12	57	38	2	473
QTA-20	237494	173.80	174.20	0.40	<0.05	<5	0.3	15	62	14	3	618
QTA-20	237495	194.60	195.20	0.60	0.025	69	0.7	8	48	63	4	754
QTA-20	237496	195.20	197.00	1.80	0.025	2.5	0.7	8	86	365	9	714
QTA-20	237497	197.00	197.70	0.70	0.025	2.5	4.1	13	104	821	16	1460
QTA-20	237498	197.70	197.90	0.20	0.69	6	6.9	34	202	3510	1335	1895
QTA-20	237499	197.90	198.02	0.12	0.13	17	19	49	154	2120	50	609
QTA-20	237500	198.02	198.20	0.18	0.025	2.5	9.1	175	281	1140	197	878
QTA-20	237501	198.20	198.50	0.30	0.25	159	159	1735	426	3220	2980	1125
QTA-20	237502	198.50	199.20	0.70	0.51	593	593	4410	4060	4000	6740	1240
QTA-20	237503	199.20	200.00	0.80	0.025	2.5	6.1	28	90	1660	35	1970
QTA-20	237504	200.00	201.90	1.90	0.025	25	12.2	196	213	1380	91	1425
QTA-20	237505	201.90	204.00	2.10	0.025	2.5	2.2	18	101	178	7	664
QTA-20	237506	204.00	205.00	1.00	0.025	2.5	1	12	99	140	5	791
QTA-20	237507	205.00	205.80	0.80	0.025	2.5	1.2	20	199	559	14	933
QTA-20	237508	205.80	208.00	2.20	0.025	2.5	0.8	11	98	77	4	571
QTA-20	237509	212.85	213.77	0.92	0.025	2.5	3.5	255	569	361	80	1095
QTA-20	237510	216.00	217.00	1.00	0.025	26	32	1475	483	110	22	807
QTA-20	237511	217.00	219.00	2.00	0.07	2.5	2.2	16	99	607	16	858
QTA-20	237512	219.00	219.30	0.30	0.2	99	95.6	24800	21000	1955	>10000	3560
QTA-20	237513	219.30	221.20	1.90	0.025	23	29.8	4010	3530	397	1995	1120
QTA-20	237514	221.20	221.50	0.30	0.025	203	>100	9010	12500	575	164	999
QTA-20	237515	221.50	222.70	1.20	0.025	16	18.4	856	1080	95	39	704
QTA-20	237516	223.90	224.50	0.60	0.025	44	48.1	2510	1965	70	35	733
QTA-20	237517	225.40	227.00	1.60	0.025	94	92.3	2080	2720	110	296	778
QTA-20	237518	227.00	229.00	2.00	0.025	2.5	4.8	172	236	71	27	728
QTA-20	237519	229.00	230.00	1.00	0.025	5	6.3	555	325	84	182	839

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 21 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-20	237520	230.00	231.30	1.30	0.025	9	8.8	221	482	51	55	654
QTA-20	237521	234.00	234.31	0.31	0.025	2.5	1.4	25	101	34	7	525
QTA-20	237522	234.31	235.30	0.99	0.025	5	1.8	110	297	43	12	562
QTA-20	237523	235.30	236.34	1.04	0.025	19	14.2	758	546	83	18	731
QTA-20	237524	238.20	238.49	0.29	0.025	67	88.3	5510	2760	333	67	836
QTA-20	237525	238.49	240.80	2.31	0.025	2.5	2.8	136	268	25	5	690
QTA-20	237526	240.80	241.80	1.00	0.025	12	12.6	751	1385	56	8	1105
QTA-20	237527	241.80	242.30	0.50	0.025	2.5	4.7	201	277	72	5	875
QTA-20	237528	242.30	242.93	0.63	0.025	22	39.4	2200	1850	124	26	1160
QTA-20	237529	242.93	244.00	1.07	0.025	22	17.7	1250	1265	103	62	1010
QTA-20	237530	244.00	244.50	0.50	0.025	27	26.8	2060	2300	120	208	1375
QTA-20	237531	244.50	246.00	1.50	0.025	9	9.7	586	741	51	12	807
QTA-20	237532	246.00	246.90	0.90	0.025	2.5	1.2	27	106	88	8	693
QTA-20	237533	246.90	247.20	0.30	0.025	71	74.9	4680	6630	306	40	882
QTA-20	237534	247.20	249.00	1.80	0.025	5	5.3	330	614	49	10	920
QTA-20	237535	249.00	249.64	0.64	0.025	6	7.9	619	838	32	10	859
QTA-20	237536	250.80	251.00	0.20	0.025	32	29.5	2340	1035	85	16	909
QTA-20	237537	254.40	255.00	0.60	<0.05	<5	2.2	75	162	35	6	793
QTA-20	237538	255.00	255.90	0.90	<0.05	6	5.6	274	1605	217	11	733
QTA-20	237539	255.90	256.10	0.20	<0.05	<5	1.5	48	130	154	4	802
QTA-20	237540	256.10	257.00	0.90	<0.05	<5	1.5	53	140	32	3	798
QTA-20	237541	257.00	257.40	0.40	<0.05	<5	1.2	34	117	156	7	804
QTA-20	237542	264.00	266.00	2.00	<0.05	<5	5.3	267	449	179	9	990
QTA-20	237543	266.00	268.00	2.00	<0.05	21	21.7	701	1315	166	48	964
QTA-20	237544	268.00	269.00	1.00	<0.05	7	10.2	429	247	66	74	902
QTA-20	237545	269.00	271.00	2.00	<0.05	17	19.1	326	438	38	13	778
QTA-20	237546	271.00	273.00	2.00	<0.05	26	26	977	778	31	16	789
QTA-20	237547	273.00	275.00	2.00	<0.05	25	25.3	1175	1030	89	16	875
QTA-20	237548	275.00	276.00	1.00	<0.05	<5	2.2	30	151	34	2	623
QTA-20	237549	276.00	278.00	2.00	<0.05	<5	2.2	59	156	27	4	706
QTA-20	237550	278.00	280.00	2.00	<0.05	<5	3.1	107	156	39	2	818
QTA-20	237551	280.00	282.00	2.00	<0.05	5	4.8	154	1085	178	2	741
QTA-20	237552	282.00	283.70	1.70	<0.05	<5	2	14	138	37	3	712
QTA-20	237553	283.70	285.00	1.30	<0.05	<5	3	25	126	29	2	644
QTA-20	237554	285.00	285.63	0.63	<0.05	<5	3.1	29	135	35	2	628
QTA-20	237555	285.63	285.93	0.30	<0.05	<5	2.5	23	117	29	<2	553
QTA-20	237556	289.90	291.00	1.10	<0.05	<5	1.2	23	122	38	4	510
QTA-20	237557	291.00	292.00	1.00	<0.05	<5	1.4	27	186	44	<2	553
QTA-20	237558	295.90	296.20	0.30	<0.05	6	4.8	230	474	231	23	1075
QTA-20	237559	306.48	306.83	0.35	<0.05	<5	3.7	40	108	746	23	984
QTA-20	237560	306.83	308.10	1.27	<0.05	<5	0.7	13	102	105	3	694
QTA-20	237561	308.10	309.98	1.88	<0.05	<5	0.4	16	113	48	7	445
QTA-20	237562	309.98	311.00	1.02	<0.05	<5	0.7	15	126	34	7	587
QTA-20	237563	311.00	313.00	2.00	<0.05	<5	0.2	23	119	33	8	492
QTA-20	237564	313.00	313.63	0.63	<0.05	<5	0.4	24	112	26	9	606
QTA-20	237565	313.63	313.90	0.27	<0.05	<5	0.6	17	118	40	7	678
QTA-20	237566	323.70	325.00	1.30	<0.05	<5	0.7	21	122	28	17	547
QTA-20	237567	325.00	326.00	1.00	<0.05	<5	0.8	9	110	36	11	607
QTA-20	237568	326.00	328.00	2.00	<0.05	<5	1	23	125	66	16	597
QTA-20	237569	333.90	334.20	0.30	<0.05	<5	1.2	63	147	31	14	933
QTA-20	237570	334.20	334.40	0.20	<0.05	<5	4.5	273	175	91	19	811
QTA-20	237571	334.40	335.20	0.80	<0.05	<5	1.2	39	265	251	7	737
QTA-20	237572	336.50	336.70	0.20	<0.05	<5	0.6	20	128	37	11	486
QTA-20	237573	340.20	342.00	1.80	<0.05	<5	1	7	86	75	5	771
QTA-20	237574	342.00	343.00	1.00	<0.05	5	3.2	30	108	117	10	861
QTA-20	237575	343.00	343.70	0.70	<0.05	5	2.7	24	108	61	9	923
QTA-21	237576	34.38	35.30	0.92	<0.05	<5	0.9	14	108	442	29	594
QTA-21	237577	35.30	35.50	0.20	<0.05	<5	0.5	13	91	357	20	803
QTA-21	237578	35.50	36.60	1.10	<0.05	<5	<0.2	13	112	190	15	612
QTA-21	237579	39.19	40.10	0.91	<0.05	<5	<0.2	13	108	146	18	518
QTA-21	237580	40.10	40.90	0.80	<0.05	<5	0.3	14	107	528	43	594
QTA-21	237581	59.00	61.00	2.00	<0.05	<5	<0.2	20	126	36	12	407
QTA-21	237582	61.00	61.45	0.45	<0.05	<5	0.3	18	122	10	5	288

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 22 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-21	237583	61.45	62.60	1.15	<0.05	<5	<0.2	16	108	40	13	591
QTA-21	237584	62.60	63.00	0.40	<0.05	<5	<0.2	16	130	39	15	529
QTA-21	237585	63.00	64.50	1.50	<0.05	<5	<0.2	16	97	31	11	577
QTA-21	237586	64.50	65.00	0.50	<0.05	<5	<0.2	7	68	27	6	512
QTA-21	237587	65.00	66.61	1.61	<0.05	<5	<0.2	18	114	46	11	375
QTA-21	237588	81.90	82.10	0.20	<0.05	<5	1.8	16	92	688	123	1060
QTA-21	237589	89.30	91.70	2.40	<0.05	<5	<0.2	14	112	14	20	456
QTA-21	237590	94.80	95.10	0.30	<0.05	<5	<0.2	17	113	27	20	405
QTA-21	237591	97.70	98.40	0.70	<0.05	<5	<0.2	21	108	12	17	349
QTA-21	237592	117.60	117.90	0.30	<0.05	<5	<0.2	21	115	89	33	941
QTA-21	237593	118.80	119.30	0.50	<0.05	<5	<0.2	14	115	243	35	473
QTA-21	237594	120.00	121.00	1.00	0.14	<5	0.7	17	114	577	36	826
QTA-21	237595	127.80	129.24	1.44	<0.05	<5	0.3	14	104	243	25	644
QTA-21	237596	151.00	153.00	2.00	<0.05	<5	1.6	14	108	684	41	734
QTA-21	237597	153.00	154.90	1.90	<0.05	<5	0.5	13	100	308	23	834
QTA-21	237598	154.90	155.20	0.30	0.17	<5	10	85	690	924	41	3630
QTA-21	237599	157.00	159.00	2.00	<0.05	<5	0.2	14	108	97	10	602
QTA-21	237600	241.00	241.74	0.74	<0.05	49	53.1	799	5480	219	465	893
QTA-21	237601	242.85	243.30	0.45	<0.05	38	35.7	117	672	879	110	944
QTA-21	237602	243.30	243.70	0.40	<0.05	14	20	13	91	505	59	590
QTA-21	237603	243.70	244.00	0.30	0.87	261	>100	2850	3270	1865	2630	10150
QTA-21	237604	244.00	244.90	0.90	<0.05	13	12.4	10	108	248	34	648
QTA-21	237605	272.40	274.20	1.80	0.39	<5	23	91	213	938	69	1435
QTA-21	237606	274.20	274.50	0.30	1.17	237	>100	4750	4790	>10000	4660	4520
QTA-21	237607	274.50	276.15	1.65	0.18	11	15.8	163	601	744	100	1825
QTA-21	237608	276.15	276.30	0.15	0.14	5	15.2	838	360	2400	589	1190
QTA-21	237609	276.30	278.00	1.70	0.2	17	3.9	15	97	1160	33	807
QTA-21	237610	278.00	280.00	2.00	0.1	2.5	3.6	44	128	1470	65	919
QTA-21	237611	280.00	280.80	0.80	0.025	7	7.2	5	104	267	26	849
QTA-21	237612	280.80	281.41	0.61	0.16	18	20.9	72	172	723	95	944
QTA-21	237613	281.41	283.00	1.59	0.27	92	94.6	1525	1280	1285	1165	752
QTA-21	237614	283.00	283.85	0.85	0.84	471	>100	12900	7450	2940	>10000	1460
QTA-21	237615	283.85	284.30	0.45	0.025	9	12.6	56	116	628	69	1830
QTA-21	237616	284.30	286.00	1.70	0.025	2.5	4.2	43	112	507	36	789
QTA-21	237617	286.00	286.40	0.40	0.025	2.5	3.5	63	198	170	44	687
QTA-21	237618	286.40	287.80	1.40	0.025	2.5	0.8	16	98	204	16	786
QTA-21	237619	287.80	288.50	0.70	0.025	12	15.2	1025	2280	1105	656	1820
QTA-21	237620	288.50	290.20	1.70	0.025	2.5	1	15	97	323	19	732
QTA-21	237621	290.20	291.70	1.50	0.025	2.5	3.7	70	132	296	50	1060
QTA-21	237622	291.70	294.00	2.30	0.025	2.5	1.2	16	98	392	20	800
QTA-21	237623	294.00	295.20	1.20	0.11	42	52.5	649	2130	614	347	1060
QTA-21	237624	295.20	295.60	0.40	0.17	55	66.8	1805	1965	639	951	409
QTA-21	237625	295.60	296.20	0.60	0.13	53	65.8	398	148	1010	286	551
QTA-21	237626	296.20	297.00	0.80	0.025	54	62	276	663	394	175	922
QTA-21	237627	297.00	298.54	1.54	0.025	33	38.4	911	1985	714	491	635
QTA-21	237628	299.70	301.12	1.42	<0.05	<5	1.5	33	126	218	22	784
QTA-21	237629	302.00	302.80	0.80	<0.05	<5	1.1	18	133	201	16	635
QTA-21	237630	304.80	305.79	0.99	<0.05	<5	4	254	347	407	105	1060
QTA-21	237631	306.75	307.70	0.95	<0.05	23	27.2	973	1300	317	438	1080
QTA-21	237632	307.70	308.80	1.10	<0.05	<5	1.3	13	115	180	11	739
QTA-21	237633	308.80	309.20	0.40	<0.05	6	8	73	154	168	37	1075
QTA-21	237634	309.20	310.00	0.80	<0.05	8	7.5	209	479	300	85	991
QTA-21	237635	310.00	310.30	0.30	<0.05	<5	3.2	16	190	229	15	861
QTA-21	237636	310.30	312.00	1.70	<0.05	<5	2.1	33	124	361	22	567
QTA-21	237637	312.00	313.90	1.90	<0.05	<5	1.7	112	136	405	71	760
QTA-21	237638	313.90	314.80	0.90	<0.05	<5	1.2	25	120	131	12	539
QTA-21	237639	314.80	315.10	0.30	<0.05	10	13	2270	472	763	1045	896
QTA-21	237640	315.10	316.00	0.90	<0.05	<5	1	40	124	385	25	597
QTA-21	237641	316.00	316.91	0.91	<0.05	<5	1.7	741	361	188	391	786
QTA-21	237642	318.00	319.00	1.00	<0.05	<5	0.9	24	112	366	23	556
QTA-21	237643	320.00	321.31	1.31	<0.05	<5	1.4	88	214	242	25	629
QTA-21	237644	326.60	327.80	1.20	<0.05	<5	4.5	334	342	155	26	674
QTA-21	237645	327.80	328.27	0.47	<0.05	58	66	4040	3370	228	815	1060

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 23 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-21	237646	329.40	329.90	0.50	<0.05	19	29.3	1290	3190	118	87	929
QTA-21	237647	330.71	331.80	1.09	<0.05	40	37.5	2120	1835	317	689	1070
QTA-21	237648	331.80	332.84	1.04	<0.05	<5	0.5	12	79	89	8	898
QTA-21	237649	332.84	333.60	0.76	<0.05	17	18.7	528	1155	194	215	888
QTA-21	237650	333.60	336.00	2.40	<0.05	<5	0.6	9	104	29	8	622
QTA-21	237651	336.00	336.80	0.80	<0.05	<5	1	14	81	95	9	817
QTA-21	237652	336.80	337.91	1.11	<0.05	52	50.5	2530	3950	184	774	969
QTA-21	237653	342.00	343.00	1.00	<0.05	<5	2.3	131	107	55	8	758
QTA-21	237654	343.00	343.40	0.40	<0.05	52	60.7	1110	2500	138	332	858
QTA-21	237655	343.40	344.60	1.20	<0.05	<5	2	65	250	112	7	720
QTA-21	237656	344.60	344.80	0.20	<0.05	7	11.8	985	1215	126	15	705
QTA-21	237657	344.80	346.56	1.76	<0.05	<5	1.7	72	118	90	8	577
QTA-21	237658	346.56	348.10	1.54	<0.05	<5	3.3	205	263	140	20	722
QTA-21	237659	348.10	348.50	0.40	<0.05	37	48.9	826	305	168	292	998
QTA-22	237660	45.00	46.60	1.60	0.19	<5	2.6	14	81	1220	35	3600
QTA-22	237661	46.60	47.00	0.40	<0.05	<5	2.6	11	15	570	24	294
QTA-22	237662	47.00	47.40	0.40	0.1	<5	2.8	19	56	1125	39	846
QTA-22	237663	47.40	48.05	0.65	<0.05	<5	0.6	10	68	722	24	1130
QTA-22	237664	70.10	70.50	0.40	0.25	43	42.6	258	761	721	120	2310
QTA-22	237665	72.00	72.20	0.20	<0.05	387	>100	1240	348	1075	1145	1165
QTA-22	237666	73.80	76.00	2.20	<0.05	7	6.8	44	258	938	60	975
QTA-22	237667	76.00	76.80	0.80	<0.05	<5	1.2	9	150	237	20	1160
QTA-22	237668	78.00	79.30	1.30	<0.05	<5	4.2	19	114	692	30	1170
QTA-22	237669	79.30	80.00	0.70	<0.05	6	7	29	154	557	31	1305
QTA-22	237670	80.00	80.66	0.66	<0.05	17	17.2	130	279	503	87	1570
QTA-22	237671	80.66	83.00	2.34	<0.05	<5	3.3	30	160	265	26	1065
QTA-22	237672	83.00	84.10	1.10	0.025	31	37.7	225	430	478	131	1535
QTA-22	237673	84.10	85.00	0.90	0.025	37	43.5	232	463	524	131	1865
QTA-22	237674	85.00	85.61	0.61	0.025	26	29.9	138	291	1055	87	1155
QTA-22	237675	85.61	87.00	1.39	0.05	158	>100	2250	2040	2050	504	2950
QTA-22	237676	87.00	87.34	0.34	0.05	96	>100	740	1035	1775	352	3720
QTA-22	237677	87.34	88.70	1.36	0.05	282	>100	3370	4310	1995	466	2380
QTA-22	237678	88.70	89.57	0.87	0.05	195	>100	2410	2860	1740	280	2530
QTA-22	237679	90.60	91.38	0.78	0.025	33	35.5	513	769	573	73	1265
QTA-22	237680	91.38	93.80	2.42	0.025	16	17.1	248	538	923	72	1135
QTA-22	237681	93.80	94.20	0.40	0.025	103	>100	1310	2230	2120	686	3630
QTA-22	237682	94.20	95.70	1.50	0.025	27	30.9	217	473	956	150	1725
QTA-22	237683	95.70	96.62	0.92	0.025	68	76.3	586	730	457	279	1250
QTA-22	237684	96.62	97.90	1.28	0.025	7	4.8	37	149	291	36	1005
QTA-22	237685	97.90	98.70	0.80	0.025	52	54.6	1280	664	933	787	1610
QTA-22	237686	98.70	99.90	1.20	0.025	24	15.4	64	176	551	58	1465
QTA-22	237687	99.90	100.50	0.60	0.025	10	11.6	104	201	160	54	1240
QTA-22	237688	100.50	101.50	1.00	0.025	72	91.1	2760	2450	411	1565	2200
QTA-22	237689	101.50	102.57	1.07	0.025	2.5	1.8	12	108	114	24	975
QTA-22	237690	102.57	103.40	0.83	0.025	73	80.5	1780	1735	3250	1140	2320
QTA-22	237691	103.40	105.00	1.60	0.025	35	35.1	498	986	1580	216	1205
QTA-22	237692	105.00	107.00	2.00	0.025	35	35.6	547	706	797	259	1325
QTA-22	237693	107.00	109.00	2.00	0.025	53	51.5	994	580	595	271	1200
QTA-22	237694	109.00	111.00	2.00	0.025	39	41.2	645	715	241	184	1160
QTA-22	237695	111.00	111.72	0.72	0.025	8	7.5	28	210	174	27	1210
QTA-22	237696	111.72	111.92	0.20	0.025	32	36.2	505	1175	402	54	1600
QTA-22	237697	111.92	113.00	1.08	0.025	65	66.6	986	1650	1025	396	1350
QTA-22	237698	113.00	113.80	0.80	0.025	37	40.8	398	663	692	143	959
QTA-22	237699	113.80	114.20	0.40	0.025	17	16.8	194	524	300	51	1660
QTA-22	237700	114.20	116.80	2.60	0.025	24	21.6	152	402	203	51	1255
QTA-22	237701	116.80	117.96	1.16	0.025	17	16.3	144	264	174	45	1305
QTA-22	237702	117.96	118.30	0.34	0.025	15	17.2	172	345	188	51	1445
QTA-22	237703	118.30	119.20	0.90	0.025	14	14	61	182	560	31	1135
QTA-22	237704	119.20	119.50	0.30	0.025	106	>100	720	1430	3730	257	2530
QTA-22	237705	119.50	120.95	1.45	0.025	5	6	59	186	191	24	717
QTA-22	237706	120.95	121.70	0.75	0.025	6	4.1	46	151	1435	83	1220
QTA-22	237707	121.70	122.40	0.70	0.025	10	10	51	139	860	42	1140
QTA-22	237708	122.40	123.18	0.78	0.16	132	>100	780	1395	1295	182	2570

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 24 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-22	237709	123.18	125.00	1.82	0.025	13	10.5	22	244	203	25	980
QTA-22	237710	125.00	127.00	2.00	0.025	5	3.3	25	114	102	22	817
QTA-22	237711	127.00	129.00	2.00	0.025	8	11	30	114	232	29	1030
QTA-22	237712	129.00	129.50	0.50	0.025	2.5	1.8	16	71	533	36	2230
QTA-22	237713	129.50	130.30	0.80	0.13	236	>100	815	1775	821	1080	3450
QTA-22	237714	130.30	131.65	1.35	0.07	180	>100	686	1425	658	1055	6490
QTA-22	237715	131.65	132.20	0.55	0.07	58	73.4	419	949	673	500	5990
QTA-22	237716	132.20	134.40	2.20	<0.05	<5	1.5	13	110	307	32	1790
QTA-22	237717	134.40	134.79	0.39	<0.05	<5	1.7	23	118	372	19	3640
QTA-22	237718	176.72	176.82	0.10	<0.05	10	7.3	14	68	276	15	1145
QTA-22	237719	176.82	178.00	1.18	<0.05	<5	2.1	14	85	320	16	1055
QTA-22	237720	182.99	183.15	0.16	<0.05	17	16.6	10	124	133	18	1220
QTA-22	237721	183.15	183.80	0.65	0.07	7	4.7	7	79	355	12	1030
QTA-22	237722	183.80	184.30	0.50	0.06	<5	12.2	78	135	417	20	1475
QTA-22	237723	184.30	185.38	1.08	0.13	15	12.4	85	133	565	44	1220
QTA-22	237724	185.38	185.80	0.42	0.1	10	7.1	8	64	1315	13	1410
QTA-22	237725	191.56	193.00	1.44	<0.05	<5	<0.2	14	96	32	3	562
QTA-22	237726	193.00	195.00	2.00	<0.05	<5	<0.2	14	108	30	3	492
QTA-22	237727	195.00	197.00	2.00	<0.05	<5	<0.2	15	99	22	6	434
QTA-22	237728	197.00	199.00	2.00	<0.05	<5	<0.2	16	119	28	4	424
QTA-22	237729	201.20	202.00	0.80	<0.05	<5	0.2	15	106	128	5	655
QTA-22	237730	204.90	207.00	2.10	<0.05	<5	<0.2	19	119	277	15	420
QTA-22	237731	207.00	209.00	2.00	<0.05	<5	<0.2	19	120	30	3	434
QTA-22	237732	209.00	210.00	1.00	<0.05	<5	<0.2	65	156	27	3	913
QTA-22	237733	216.92	217.60	0.68	<0.05	5	<0.2	22	138	162	11	347
QTA-22	237734	217.60	218.02	0.42	<0.05	<5	<0.2	20	132	27	2	412
QTA-22	237735	236.90	237.10	0.20	0.07	<5	2.4	13	67	232	6	1165
QTA-22	237736	237.10	239.00	1.90	<0.05	<5	0.3	15	112	21	2	511
QTA-22	237737	239.00	241.00	2.00	<0.05	<5	0.4	18	122	23	<2	471
QTA-22	237738	241.00	242.00	1.00	<0.05	<5	0.2	19	118	28	2	403
QTA-22	237739	242.00	243.48	1.48	<0.05	<5	0.3	19	114	73	3	417
QTA-22	237740	243.48	244.10	0.62	<0.05	<5	0.5	22	110	43	5	360
QTA-22	237741	250.60	250.80	0.20	<0.05	<5	0.3	21	110	22	3	388
QTA-22	237742	253.40	253.70	0.30	<0.05	<5	0.2	21	124	15	<2	359
QTA-22	237743	253.70	254.30	0.60	<0.05	<5	0.2	16	114	16	2	401
QTA-22	237744	254.30	254.70	0.40	<0.05	<5	0.2	18	104	24	3	464
QTA-22	237745	254.70	255.12	0.42	<0.05	<5	0.2	23	117	17	<2	381
QTA-22	237746	255.12	256.56	1.44	<0.05	<5	0.2	17	124	15	2	405
QTA-22	237747	266.00	266.50	0.50	<0.05	<5	0.2	19	112	20	3	495
QTA-22	237748	278.70	279.00	0.30	<0.05	<5	<0.2	20	104	14	<2	387
QTA-22	237749	286.70	289.00	2.30	<0.05	<5	0.4	21	110	21	4	385
QTA-22	237750	289.00	291.00	2.00	<0.05	<5	0.3	21	118	28	4	333
QTA-22	237751	291.00	291.80	0.80	<0.05	<5	0.3	19	112	49	<2	314
QTA-22	237752	291.80	292.08	0.28	<0.05	<5	0.2	18	74	19	<2	923
QTA-22	237753	292.08	294.38	2.30	<0.05	<5	0.2	20	126	29	4	417
QTA-22	237754	294.38	296.00	1.62	<0.05	<5	0.4	19	106	23	3	422
QTA-22	237755	296.00	298.00	2.00	<0.05	<5	<0.2	22	112	40	4	444
QTA-22	237756	300.00	300.20	0.20	<0.05	<5	<0.2	19	110	68	4	429
QTA-22	237757	302.40	303.50	1.10	<0.05	<5	<0.2	20	114	66	3	369
QTA-22	237758	304.82	307.60	2.78	<0.05	<5	1.6	42	126	205	11	708
QTA-22	237759	312.58	313.90	1.32	<0.05	<5	0.6	15	110	61	5	376
QTA-23	237760	31.90	32.80	0.90	<0.05	<5	0.9	13	91	152	8	814
QTA-23	237761	32.80	32.90	0.10	<0.05	<5	0.4	15	203	194	7	649
QTA-23	237762	32.90	33.60	0.70	<0.05	<5	0.3	14	106	36	7	564
QTA-23	237763	33.60	34.00	0.40	<0.05	<5	0.2	14	104	674	10	707
QTA-23	237764	74.24	75.29	1.05	<0.05	<5	1.6	10	99	174	10	1360
QTA-23	237765	75.29	76.00	0.71	<0.05	<5	1.5	16	136	239	15	772
QTA-23	237766	80.80	81.00	0.20	<0.05	<5	0.5	20	162	217	8	968
QTA-23	237767	83.00	83.20	0.20	<0.05	<5	0.3	6	81	36	5	742
QTA-23	237768	84.53	85.60	1.07	<0.05	<5	0.6	8	93	245	7	1065
QTA-23	237769	85.60	86.10	0.50	<0.05	<5	0.4	9	80	330	11	782
QTA-23	237770	86.10	86.15	0.05	<0.05	<5	0.8	12	100	253	12	1815
QTA-23	237771	96.80	98.15	1.35	<0.05	<5	0.8	17	130	120	9	534

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 25 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-23	237772	104.63	106.00	1.37	<0.05	<5	1.9	18	126	186	12	687
QTA-23	237773	106.00	107.20	1.20	<0.05	<5	0.7	16	116	150	9	483
QTA-23	237774	107.20	109.70	2.50	<0.05	<5	2.6	29	136	56	12	836
QTA-23	237775	116.05	116.80	0.75	<0.05	<5	4.2	15	98	257	16	3030
QTA-23	237776	128.38	129.30	0.92	<0.05	13	13.2	49	158	373	30	1430
QTA-23	435351	129.30	131.30	2.00	<0.05	<5	1.1	35	138	208	17	988
QTA-23	435352	131.30	132.68	1.38	0.06	<5	2.9	35	118	442	26	927
QTA-23	237777	132.68	133.70	1.02	<0.05	9	9.5	103	202	345	40	1070
QTA-23	435353	133.70	135.80	2.10	<0.05	<5	1.2	12	112	155	15	930
QTA-23	237778	135.80	136.60	0.80	<0.05	11	8.1	38	200	646	29	1320
QTA-23	237779	136.60	137.20	0.60	<0.05	<5	0.4	7	34	363	28	1330
QTA-23	435354	137.20	138.20	1.00	<0.05	<5	0.3	14	113	42	10	558
QTA-23	237780	138.20	138.50	0.30	<0.05	<5	1.4	9	31	1250	57	1070
QTA-23	435355	138.50	139.33	0.83	<0.05	<5	0.3	13	104	276	14	630
QTA-23	237781	139.33	139.68	0.35	0.07	9	11.5	70	322	2680	107	1520
QTA-23	237782	139.68	140.00	0.32	0.14	6	7.1	28	74	2500	90	1325
QTA-23	435356	140.00	142.00	2.00	<0.05	10	7.4	40	136	316	31	1135
QTA-23	435357	142.00	144.42	2.42	<0.05	<5	1.6	16	105	158	18	1065
QTA-23	237783	144.42	145.60	1.18	0.07	<5	3.5	20	114	362	12	1220
QTA-23	435358	145.60	147.20	1.60	<0.05	<5	1.3	16	98	424	14	1150
QTA-23	237784	147.20	148.54	1.34	0.57	9	8.7	69	142	6120	61	1430
QTA-23	435359	148.54	149.70	1.16	<0.05	13	15	30	157	515	24	1330
QTA-23	237785	149.70	151.30	1.60	0.07	9	7.3	52	152	521	25	1350
QTA-23	435360	151.30	152.60	1.30	<0.05	2.5	2.6	23	126	215	18	1255
QTA-23	435361	152.60	153.50	0.90	<0.05	9	10.8	62	144	148	47	1310
QTA-23	237786	153.50	154.43	0.93	0.025	69	76.9	434	1080	446	228	2240
QTA-23	435362	154.43	155.34	0.91	0.025	9	7.5	37	186	188	22	1280
QTA-23	237787	155.34	157.00	1.66	0.07	14	12.2	50	180	292	25	1690
QTA-23	237788	157.00	158.00	1.00	0.07	18	13.5	59	145	486	31	1920
QTA-23	435363	158.00	159.00	1.00	0.025	18	17.5	107	248	198	59	1435
QTA-23	237789	159.00	160.00	1.00	0.025	11	14.1	55	180	270	29	1680
QTA-23	237790	160.00	161.00	1.00	0.1	11	12.8	60	170	827	35	1675
QTA-23	237791	161.00	162.00	1.00	0.025	20	24	177	302	450	89	1790
QTA-23	435364	162.00	162.70	0.70	0.025	2.5	3.4	21	120	190	15	1350
QTA-23	237792	162.70	164.00	1.30	0.025	11	13.8	71	210	212	35	1415
QTA-23	237793	164.00	165.20	1.20	0.07	26	30.2	126	303	1055	84	1865
QTA-23	237794	165.20	165.60	0.40	0.025	31	37.1	434	406	730	324	1950
QTA-23	237795	165.60	167.00	1.40	0.025	6	10	20	115	1235	59	1440
QTA-23	237796	167.00	168.50	1.50	0.025	2.5	6.3	22	122	298	12	1220
QTA-23	237797	168.50	170.00	1.50	0.07	33	37.4	172	384	845	89	2140
QTA-23	237798	170.00	171.10	1.10	0.025	18	21	77	206	568	30	1990
QTA-23	435365	171.10	173.10	2.00	0.025	2.5	4.3	32	134	198	15	1290
QTA-23	435366	173.10	174.47	1.37	0.025	2.5	0.9	14	102	180	12	1140
QTA-23	237799	174.47	174.77	0.30	0.14	35	33.9	90	398	687	42	2110
QTA-23	435367	174.77	176.70	1.93	<0.05	<5	3	18	119	180	15	1025
QTA-23	237800	176.70	176.90	0.20	0.14	14	17	114	1260	967	67	2470
QTA-23	435368	176.90	178.90	2.00	0.1	15	14.5	174	460	144	40	1065
QTA-23	435369	178.90	180.90	2.00	<0.05	<5	1.7	26	122	212	15	919
QTA-23	435370	180.90	182.90	2.00	<0.05	<5	0.9	14	96	54	10	897
QTA-23	435371	182.90	184.20	1.30	0.14	12	12.9	291	420	254	120	1370
QTA-23	237801	184.20	186.00	1.80	<0.05	<5	2.2	15	102	547	13	1080
QTA-23	435372	186.00	187.94	1.94	<0.05	<5	2.3	15	109	249	9	926
QTA-23	237802	187.94	189.00	1.06	<0.05	<5	2.8	23	132	73	10	1170
QTA-23	237803	189.00	190.42	1.42	<0.05	5	8.1	42	178	170	18	1075
QTA-23	435373	190.42	192.42	2.00	<0.05	5	3.6	18	128	85	10	804
QTA-23	435374	192.42	194.42	2.00	<0.05	<5	2.1	18	117	189	17	687
QTA-23	435375	194.42	196.42	2.00	<0.05	<5	1.3	17	121	54	11	756
QTA-23	435376	196.42	198.42	2.00	<0.05	<5	1	14	111	228	9	737
QTA-23	435377	198.42	200.42	2.00	<0.05	5	6.3	45	122	187	18	780
QTA-23	435378	200.42	202.42	2.00	<0.05	<5	0.7	15	114	306	9	761
QTA-23	435379	202.42	204.42	2.00	<0.05	45	50.3	354	662	329	192	1190
QTA-23	435380	204.42	206.42	2.00	<0.05	<5	1	19	114	60	7	753
QTA-23	435381	206.42	208.22	1.80	<0.05	<5	0.5	13	109	212	14	705

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 26 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-23	435382	208.22	210.00	1.78	<0.05	<5	0.5	13	103	77	5	847
QTA-23	435383	210.00	212.00	2.00	0.1	9	10.1	21	127	236	14	1750
QTA-23	435384	212.00	212.90	0.90	0.17	7	8.2	9	92		51	1690
QTA-23	237804	212.90	213.20	0.30	<0.05	<5	3.2	17	52	1160	47	3120
QTA-23	435385	213.20	214.58	1.38	0.07	5	4.9	11	79	725	26	1405
QTA-23	237805	214.58	215.15	0.57	0.14	22	23.7	244	270	987	51	2820
QTA-23	237806	215.15	215.50	0.35	0.11	15	25	173	167	1475	41	3550
QTA-23	237807	215.50	216.00	0.50	0.07	11	11.6	33	97	1155	23	2840
QTA-23	237808	216.00	217.00	1.00	0.18	9	13.2	19	95	1600	31	2500
QTA-23	237809	217.00	217.50	0.50	0.31	58	59.6	769	378	3090	88	5230
QTA-23	435386	217.50	219.50	2.00	0.34	<5	2.1	15	126	524	14	1310
QTA-23	435387	219.50	221.50	2.00	<0.05	<5	0.5	9	100	70	4	661
QTA-23	435388	221.50	223.50	2.00	<0.05	<5	0.4	17	100	54	8	609
QTA-23	237810	229.33	229.70	0.37	0.07	7	7	38	106	549	19	1200
QTA-23	237811	229.70	230.80	1.10	0.07	7	1.7	18	71	183	8	533
QTA-23	237812	230.80	232.00	1.20	<0.05	<5	2.1	19	130	365	9	926
QTA-23	237813	232.70	233.40	0.70	0.11	<5	1	15	82	389	6	831
QTA-23	237814	233.40	233.78	0.38	<0.05	<5	0.6	12	154	67	4	801
QTA-23	237815	238.90	239.78	0.88	0.07	<5	3.7	15	123	1250	13	1420
QTA-23	237816	244.16	245.60	1.44	<0.05	<5	0.7	10	108	162	7	951
QTA-23	237817	246.48	247.00	0.52	<0.05	<5	0.5	12	110	50	5	607
QTA-23	237818	248.00	248.20	0.20	<0.05	22	28.5	211	331	528	48	2470
QTA-23	237819	249.40	251.00	1.60	<0.05	<5	0.5	14	116	54	6	477
QTA-23	237820	274.30	274.72	0.42	<0.05	<5	0.4	32	127	636	28	569
QTA-23	237821	294.50	296.00	1.50	0.07	20	<0.2	18	122	31	4	397
QTA-23	237822	296.00	298.00	2.00	<0.05	<5	0.2	17	125	30	3	399
QTA-23	237823	298.00	299.00	1.00	<0.05	<5	0.2	15	116	17	<2	395
QTA-23	237824	329.00	329.30	0.30	<0.05	<5	0.8	12	111	180	10	551
QTA-24	237851	4.73	6.73	2.00	<0.05	<5	<0.2	21	101	77	8	370
QTA-24	237852	6.73	8.13	1.40	<0.05	<5	0.3	14	96	66	9	537
QTA-24	237853	10.60	10.75	0.15	<0.05	<5	<0.2	12	74	255	24	935
QTA-24	237854	15.40	17.20	1.80	<0.05	<5	0.2	12	77	50	9	438
QTA-24	237855	18.73	19.00	0.27	<0.05	<5	<0.2	12	86	60	4	521
QTA-24	237856	20.90	21.80	0.90	<0.05	<5	<0.2	13	102	45	2	427
QTA-24	237857	21.80	22.20	0.40	<0.05	<5	0.2	12	73	33	4	278
QTA-24	237858	22.20	22.70	0.50	<0.05	<5	<0.2	15	130	59	5	614
QTA-24	237859	22.70	23.77	1.07	<0.05	<5	0.2	11	83	48	7	555
QTA-24	237860	23.77	24.20	0.43	<0.05	<5	0.2	16	82	98	15	238
QTA-24	237861	24.20	26.20	2.00	<0.05	<5	<0.2	14	92	116	20	407
QTA-24	237862	26.82	27.80	0.98	<0.05	<5	<0.2	15	99	103	12	407
QTA-24	237863	27.80	29.80	2.00	<0.05	<5	<0.2	13	73	116	31	340
QTA-24	237864	29.80	30.40	0.60	<0.05	<5	<0.2	12	76	208	93	319
QTA-24	237865	30.40	31.00	0.60	<0.05	<5	<0.2	12	62	149	106	383
QTA-24	237866	43.20	44.00	0.80	<0.05	<5	0.3	14	66	85	15	369
QTA-24	237867	44.00	44.30	0.30	<0.05	<5	<0.2	22	82	104	23	486
QTA-24	237868	44.90	46.40	1.50	<0.05	<5	<0.2	16	93	113	18	399
QTA-24	237869	46.40	47.26	0.86	<0.05	<5	0.2	10	82	52	3	460
QTA-24	237870	49.00	49.87	0.87	<0.05	<5	<0.2	12	77	112	21	491
QTA-24	237871	63.00	63.26	0.26	<0.05	<5	0.2	13	44	63	18	495
QTA-24	237872	64.90	65.70	0.80	<0.05	<5	<0.2	13	46	76	19	605
QTA-24	237873	65.70	66.00	0.30	<0.05	<5	0.2	11	69	112	17	540
QTA-24	237874	66.00	66.50	0.50	<0.05	<5	0.2	14	69	889	44	607
QTA-24	237875	66.50	67.60	1.10	<0.05	<5	0.3	12	118	38	18	450
QTA-24	237876	67.60	68.30	0.70	<0.05	<5	0.2	15	132	124	40	266
QTA-24	237877	68.30	69.40	1.10	<0.05	<5	0.2	13	118	25	14	449
QTA-24	237878	69.90	71.20	1.30	<0.05	<5	<0.2	13	70	24	4	506
QTA-24	237879	80.70	80.90	0.20	<0.05	<5	0.3	10	77	16	3	553
QTA-24	237880	88.90	89.20	0.30	<0.05	<5	<0.2	13	140	214	22	778
QTA-24	237881	91.90	92.05	0.15	<0.05	<5	0.3	8	32	98	11	1455
QTA-24	237882	92.37	92.57	0.20	<0.05	<5	0.3	15	142	75	3	410
QTA-24	237883	93.30	93.60	0.30	<0.05	<5	<0.2	13	134	38	3	296
QTA-24	237884	95.60	95.75	0.15	<0.05	<5	0.2	16	138	20	<2	247
QTA-24	237885	95.75	96.30	0.55	<0.05	<5	0.3	16	126	16	<2	356

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 27 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-24	237886	96.30	96.60	0.30	<0.05	<5	0.2	15	134	69	9	126
QTA-24	237887	96.60	97.60	1.00	<0.05	<5	0.2	11	94	49	7	234
QTA-24	237888	97.60	99.26	1.66	<0.05	<5	<0.2	18	118	10	<2	215
QTA-24	237889	99.26	100.60	1.34	<0.05	<5	0.3	23	124	302	32	130
QTA-24	237890	100.60	101.82	1.22	<0.05	<5	0.2	13	102	179	12	189
QTA-24	237891	118.10	118.56	0.46	<0.05	<5	0.8	14	105	156	20	473
QTA-24	237892	118.56	120.09	1.53	<0.05	<5	<0.2	13	108	60	14	393
QTA-24	237893	120.09	120.49	0.40	<0.05	<5	<0.2	22	99	94	25	668
QTA-24	237894	120.49	120.80	0.31	<0.05	<5	<0.2	15	92	39	13	473
QTA-24	237895	121.94	123.40	1.46	<0.05	<5	0.2	17	98	96	21	415
QTA-24	237896	123.40	123.70	0.30	<0.05	<5	1.4	18	82	1165	38	5140
QTA-24	237897	123.70	124.50	0.80	<0.05	<5	0.3	13	95	126	17	1180
QTA-24	237898	140.00	141.78	1.78	<0.05	<5	0.2	12	95	35	9	449
QTA-24	237899	147.80	148.20	0.40	<0.05	<5	<0.2	12	95	15	8	403
QTA-24	237900	149.00	149.40	0.40	<0.05	<5	<0.2	16	175	67	17	236
QTA-24	237901	151.00	152.30	1.30	<0.05	<5	0.3	15	100	19	13	329
QTA-24	237902	152.30	153.00	0.70	<0.05	<5	0.2	20	106	59	14	136
QTA-24	237903	165.85	166.15	0.30	<0.05	<5	0.2	23	102	102	95	1015
QTA-24	237904	171.50	171.70	0.20	<0.05	<5	0.3	15	108	68	13	353
QTA-24	237905	181.50	181.70	0.20	0.52	<5	3.1	26	120	1775	674	2060
QTA-24	237906	183.40	183.60	0.20	<0.05	<5	0.3	14	57	138	77	251
QTA-24	237907	192.00	193.00	1.00	0.17	7	4.3	27	62	1160	106	3110
QTA-24	237908	244.00	244.15	0.15	0.13	<5	1.2	14	106	710	191	2340
QTA-24	237909	256.30	257.20	0.90	<0.05	<5	0.2	14	54	287	36	258
QTA-24	237910	257.20	257.80	0.60	<0.05	<5	0.2	15	120	41	10	271
QTA-24	237911	257.80	258.10	0.30	<0.05	<5	0.2	15	93	38	8	257
QTA-24	237912	277.30	277.90	0.60	<0.05	<5	0.2	16	56	2130	52	149
QTA-24	237913	288.83	289.70	0.87	<0.05	<5	0.2	14	96	56	12	389
QTA-24	237914	291.20	291.70	0.50	<0.05	<5	<0.2	23	91	25	9	444
QTA-24	237915	292.70	292.90	0.20	<0.05	<5	<0.2	21	88	44	9	738
QTA-24	237916	297.30	297.50	0.20	<0.05	<5	0.2	32	86	37	10	1115
QTA-24	237917	298.20	298.40	0.20	<0.05	<5	<0.2	17	109	10	5	279
QTA-24	237918	311.50	312.50	1.00	<0.05	<5	0.2	15	104	44	18	324
QTA-24	237919	313.15	313.90	0.75	<0.05	<5	0.6	14	58	431	30	1345
QTA-24	237920	313.90	315.00	1.10	<0.05	<5	0.2	14	79	527	22	409
QTA-24	237921	315.00	315.65	0.65	<0.05	<5	0.2	14	99	27	6	350
QTA-24	237922	318.25	318.90	0.65	<0.05	<5	0.3	14	85	305	22	593
QTA-24	237923	340.40	340.60	0.20	<0.05	<5	0.2	11	108	52	22	309
QTA-24	237924	341.31	341.61	0.30	<0.05	<5	0.2	14	106	60	29	356
QTA-24	237925	343.58	344.00	0.42	<0.05	<5	<0.2	25	110	269	162	561
QTA-24	237926	344.10	344.30	0.20	<0.05	<5	0.3	23	112	240	134	346
QTA-24	237927	346.40	346.60	0.20	<0.05	<5	0.3	16	95	75	45	338
QTA-24	237928	346.90	347.40	0.50	<0.05	<5	0.3	16	108	225	80	335
QTA-24	237929	347.80	347.90	0.10	<0.05	<5	<0.2	26	105	483	111	329
QTA-24	237930	349.65	350.00	0.35	<0.05	<5	0.2	20	106	170	75	323
QTA-24	237931	356.40	356.60	0.20	<0.05	5	0.2	12	100	15	4	456
QTA-24	237932	359.60	359.80	0.20	<0.05	<5	0.2	12	71	71	49	360
QTA-24	237933	370.70	371.60	0.90	<0.05	<5	0.4	16	48	62	20	526
QTA-24	237934	394.00	394.40	0.40	<0.05	<5	0.4	14	82	271	40	690
QTA-24	237935	420.15	421.30	1.15	<0.05	<5	0.2	17	87	163	11	460
QTA-24	237936	423.10	423.50	0.40	<0.05	<5	0.8	24	61	>10000	332	288
QTA-24	237937	434.90	435.20	0.30	<0.05	<5	0.2	16	110	66	10	269
QTA-25	237938	6.80	7.62	0.82	<0.05	<5	0.3	92	202	395	58	895
QTA-25	237939	7.62	9.10	1.48	<0.05	<5	0.2	15	229	315	43	689
QTA-25	237940	27.60	28.20	0.60	<0.05	<5	<0.2	18	311	95	46	439
QTA-25	237941	55.15	56.10	0.95	<0.05	<5	0.4	20	152	146	19	367
QTA-25	237942	56.10	57.00	0.90	<0.05	<5	0.7	77	232	134	18	432
QTA-25	237943	57.00	59.15	2.15	<0.05	<5	0.3	14	121	137	17	707
QTA-25	237944	61.90	63.00	1.10	<0.05	<5	1.4	34	158	928	54	952
QTA-25	237945	63.00	64.00	1.00	<0.05	<5	2.1	37	191	511	41	727
QTA-25	237946	64.00	64.80	0.80	<0.05	<5	1.7	67	182	252	20	715
QTA-25	237947	64.80	65.73	0.93	<0.05	<5	0.6	38	106	187	14	388
QTA-25	237948	65.73	67.80	2.07	<0.05	<5	0.7	16	131	385	19	578

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 28 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-25	237949	67.80	69.00	1.20	<0.05	<5	0.7	14	65	406	23	390
QTA-25	237950	69.00	70.00	1.00	<0.05	<5	1.2	33	216	638	104	88
QTA-25	237951	70.00	71.80	1.80	<0.05	<5	0.2	12	198	97	35	495
QTA-25	237952	77.20	78.00	0.80	<0.05	<5	<0.2	8	75	112	18	319
QTA-25	237953	78.00	78.30	0.30	<0.05	<5	<0.2	13	95	29	16	428
QTA-25	237954	78.80	78.90	0.10	<0.05	<5	<0.2	10	100	23	13	230
QTA-25	237955	79.00	79.40	0.40	<0.05	<5	<0.2	9	90	69	13	190
QTA-25	237956	86.52	88.40	1.88	<0.05	<5	0.9	38	219	395	104	403
QTA-25	237957	88.40	89.40	1.00	<0.05	<5	0.2	10	699	452	162	119
QTA-25	237958	89.40	90.50	1.10	<0.05	<5	0.4	11	202	320	88	135
QTA-25	237959	90.50	91.15	0.65	<0.05	<5	0.3	9	134	385	102	135
QTA-25	237960	91.15	91.32	0.17	<0.05	<5	0.2	7	126	184	78	123
QTA-25	237961	91.32	92.20	0.88	<0.05	<5	0.2	5	90	126	34	136
QTA-25	237962	92.20	92.60	0.40	<0.05	<5	0.3	4	97	124	40	152
QTA-25	237963	92.60	94.40	1.80	<0.05	<5	2.4	93	172	414	106	136
QTA-25	237964	94.40	94.90	0.50	<0.05	<5	3.3	16	98	231	28	59
QTA-25	237965	94.90	96.50	1.60	<0.05	<5	1.1	26	132	248	26	269
QTA-25	237966	96.50	96.80	0.30	<0.05	<5	0.5	37	61	182	13	295
QTA-25	237967	96.80	97.50	0.70	<0.05	<5	0.8	24	112	216	14	255
QTA-25	237968	97.50	97.90	0.40	<0.05	<5	0.5	38	156	200	19	354
QTA-25	237969	97.90	98.50	0.60	<0.05	<5	0.3	8	82	75	16	207
QTA-25	237970	101.50	102.10	0.60	<0.05	<5	0.3	46	138	120	27	361
QTA-25	237971	102.10	102.20	0.10	<0.05	<5	0.3	26	167	46	30	516
QTA-25	237972	102.70	103.10	0.40	<0.05	<5	0.6	44	206	59	30	977
QTA-25	237973	103.10	103.55	0.45	<0.05	<5	0.3	31	79	99	32	546
QTA-25	237974	109.00	109.90	0.90	<0.05	5	5.1	631	1365	289	98	986
QTA-25	237975	109.90	111.25	1.35	<0.05	6	3.3	308	528	152	102	556
QTA-25	237976	111.25	112.20	0.95	<0.05	<5	0.3	9	40	51	30	245
QTA-25	237977	112.20	112.82	0.62	<0.05	<5	<0.2	5	67	82	43	315
QTA-25	237978	167.80	169.36	1.56	<0.05	<5	0.4	7	43	244	51	426
QTA-25	237979	199.00	201.00	2.00	<0.05	<5	0.5	7	38	106	21	376
QTA-25	237980	201.00	202.00	1.00	<0.05	<5	1.1	14	25	195	27	384
QTA-25	237981	202.00	202.49	0.49	<0.05	<5	0.9	8	18	128	25	522
QTA-25	237982	203.20	203.60	0.40	<0.05	5	4.2	24	35	305	45	186
QTA-25	237983	203.60	204.70	1.10	<0.05	<5	3.2	54	46	350	67	169
QTA-25	237984	204.70	205.26	0.56	<0.05	317	>100	>10000	>10000	747	1275	485
QTA-25	237985	205.26	205.74	0.48	<0.05	47	53.8	2280	9540	393	235	274
QTA-25	237986	205.74	206.00	0.26	<0.05	<5	4.8	159	196	312	52	323
QTA-25	237987	206.00	207.27	1.27	<0.05	<5	1.7	19	156	407	41	128
QTA-25	237988	207.27	208.00	0.73	<0.05	<5	1.3	17	128	572	54	123
QTA-25	237989	208.00	210.00	2.00	<0.05	<5	0.6	9	106	483	48	324
QTA-25	237990	210.00	211.00	1.00	<0.05	<5	0.6	8	126	354	40	513
QTA-25	237991	211.00	212.00	1.00	<0.05	<5	0.4	5	30	198	47	598
QTA-25	237992	212.00	212.70	0.70	<0.05	<5	0.2	4	33	203	40	611
QTA-25	237993	212.70	214.00	1.30	<0.05	<5	0.5	5	31	239	61	606
QTA-25	237994	214.00	216.00	2.00	<0.05	<5	0.3	4	42	181	41	530
QTA-25	237995	216.00	216.80	0.80	<0.05	<5	0.3	3	41	138	77	530
QTA-25	237996	216.80	217.10	0.30	<0.05	<5	0.3	4	33	77	49	681
QTA-25	237997	218.90	219.20	0.30	<0.05	<5	0.5	17	418	94	49	499
QTA-25	237998	224.00	225.35	1.35	0.06	<5	0.6	9	72	407	45	440
QTA-25	237999	225.35	227.08	1.73	<0.05	<5	5	46	188	449	87	273
QTA-25	238000	227.08	229.00	1.92	<0.05	<5	2.1	14	157	485	47	523
QTA-25	431001	237.10	237.20	0.10	<0.05	<5	2.7	27	319	714	32	1510
QTA-25	431002	237.20	237.70	0.50	<0.05	<5	1.3	29	59	564	30	607
QTA-25	431003	237.70	238.55	0.85	<0.05	<5	6.8	387	425	558	140	734
QTA-25	431004	238.55	239.22	0.67	<0.05	<5	2.6	58	103	204	47	808
QTA-25	431005	239.22	239.60	0.38	<0.05	37	41.9	2760	2340	876	1210	1495
QTA-25	431006	239.60	239.70	0.10	<0.05	223	>100	>10000	>10000	1340	3030	1675
QTA-25	431007	239.70	239.90	0.20	<0.05	23	23.8	844	715	1720	405	1360
QTA-25	431008	239.90	240.60	0.70	<0.05	8	10.8	131	153	1020	88	1030
QTA-25	431009	240.60	241.10	0.50	<0.05	<5	4.2	95	127	837	66	524
QTA-25	431010	241.10	242.00	0.90	<0.05	<5	3.5	79	181	1020	88	531
QTA-25	431011	242.00	242.62	0.62	<0.05	<5	0.5	5	34	253	57	545

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 29 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-25	431012	242.62	243.00	0.38	<0.05	<5	0.7	8	42	577	121	521
QTA-25	431013	244.00	244.20	0.20	<0.05	<5	0.4	5	58	211	56	623
QTA-25	431014	255.00	255.80	0.80	<0.05	<5	0.4	25	108	52	31	567
QTA-25	431015	257.70	258.00	0.30	<0.05	<5	0.3	9	45	90	74	550
QTA-25	431016	264.80	264.90	0.10	<0.05	51	59.9	6130	>10000	714	1115	1435
QTA-25	431017	268.80	269.10	0.30	<0.05	<5	0.4	25	165	22	64	387
QTA-25	431018	271.00	271.80	0.80	<0.05	<5	0.5	13	62	27	1045	293
QTA-25	431019	274.20	275.20	1.00	<0.05	<5	1.4	67	144	33	502	309
QTA-25	431020	280.20	282.65	2.45	<0.05	<5	2.2	61	42	362	70	442
QTA-25	431021	282.65	284.10	1.45	<0.05	19	16.5	756	1190	570	120	439
QTA-25	431022	284.10	284.71	0.61	0.16	86	94.5	5610	8170	4230	1560	374
QTA-25	431023	284.71	285.00	0.29	0.89	405	>100	>10000	>10000	>10000	9110	1020
QTA-25	431024	285.00	285.30	0.30	<0.05	42	41.1	1350	1265	434	155	375
QTA-25	431025	285.30	285.40	0.10	<0.05	81	>100	4020	3000	1120	312	463
QTA-25	431026	285.40	286.00	0.60	<0.05	34	42.7	1540	595	1075	114	409
QTA-25	431027	286.00	286.20	0.20	0.14	55	59.8	2680	2510	2160	182	389
QTA-25	431028	286.20	288.10	1.90	<0.05	<5	2	36	130	335	38	450
QTA-25	431029	288.10	288.30	0.20	<0.05	37	44.6	1845	3640	1495	323	689
QTA-25	431030	289.10	289.70	0.60	<0.05	6	3.6	38	80	717	166	456
QTA-25	431031	298.00	298.70	0.70	<0.05	<5	1	24	114	626	349	940
QTA-25	431032	298.70	299.00	0.30	<0.05	<5	1.1	24	94	223	346	1035
QTA-25	431033	307.40	309.90	2.50	<0.05	<5	0.9	14	70	322	100	1125
QTA-25	431034	315.47	315.57	0.10	<0.05	<5	1	10	41	73	40	841
QTA-25	431035	328.50	328.80	0.30	<0.05	<5	0.3	9	56	76	29	519
QTA-25	431036	334.10	336.80	2.70	<0.05	<5	1	18	93	382	57	994
QTA-25	431037	336.80	337.40	0.60	<0.05	<5	3	247	209	136	170	596
QTA-25	431038	337.80	339.40	1.60	<0.05	<5	0.6	38	125	280	22	536
QTA-25	431039	339.40	340.73	1.33	<0.05	<5	0.4	10	37	236	36	626
QTA-25	431040	340.73	342.58	1.85	<0.05	<5	0.5	3	54	105	34	684
QTA-25	431041	342.58	344.00	1.42	<0.05	<5	0.4	5	48	96	558	825
QTA-25	431042	344.00	346.00	2.00	<0.05	<5	0.3	6	32	156	29	656
QTA-25	431043	346.00	347.40	1.40	<0.05	<5	0.5	8	29	79	27	489
QTA-25	431044	347.40	349.00	1.60	<0.05	<5	0.7	10	68	257	19	856
QTA-25	431045	349.00	351.10	2.10	<0.05	<5	0.9	9	19	479	66	961
QTA-25	431046	351.10	352.90	1.80	0.19	190	>100	>10000	>10000	2390	>10000	3350
QTA-25	431047	352.90	353.00	0.10	<0.05	<5	0.9	48	112	391	45	630
QTA-25	431048	353.00	355.00	2.00	<0.05	<5	0.6	14	42	508	38	516
QTA-25	431049	355.00	357.00	2.00	<0.05	<5	0.5	6	22	339	22	600
QTA-25	431050	357.00	357.74	0.74	<0.05	<5	3.1	138	69	1100	76	875
QTA-25	431051	357.74	359.00	1.26	<0.05	<5	1.7	8	15	474	36	479
QTA-25	431052	359.00	361.10	2.10	<0.05	<5	3.4	73	184	643	70	460
QTA-25	431053	361.10	362.30	1.20	<0.05	129	>100	2560	6850	1400	2040	1135
QTA-25	431054	362.30	362.60	0.30	<0.05	<5	2.6	32	370	1215	50	863
QTA-25	431055	362.60	364.24	1.64	0.07	<5	2.7	13	59	703	42	856
QTA-25	431056	364.24	364.34	0.10	0.25	12	15.3	645	>10000	4250	121	652
QTA-25	431057	364.34	365.10	0.76	0.07	<5	2.8	164	327	598	134	606
QTA-25	431058	365.10	365.20	0.10	0.07	8	21.6	4030	8680	1475	2990	638
QTA-25	431059	365.20	365.60	0.40	0.07	17	21.3	1910	4780	857	1390	629
QTA-25	431060	365.60	367.00	1.40	0.07	37	40.5	2800	>10000	795	2080	798
QTA-25	431061	367.00	367.60	0.60	0.07	24	27.8	595	720	1445	512	1260
QTA-25	431062	367.60	369.70	2.10	0.07	5	8.5	28	33	706	49	635
QTA-25	431063	369.70	370.30	0.60	0.07	<5	3.3	114	2200	1250	97	919
QTA-25	431064	370.30	371.00	0.70	0.1	19	26.8	565	>10000	2320	437	1345
QTA-25	431065	371.00	371.90	0.90	0.06	19	19.2	3330	5590	666	2430	666
QTA-25	431066	371.90	372.30	0.40	0.17	63	75.4	9640	>10000	1420	7460	1450
QTA-25	431067	372.30	374.75	2.45	<0.05	<5	7.1	387	5990	476	288	489
QTA-25	431068	374.75	376.34	1.59	0.07	<5	4.1	303	179	1110	198	816
QTA-25	431069	376.34	377.30	0.96	0.1	46	60.5	3960	>10000	2160	2760	757
QTA-25	431070	377.30	379.30	2.00	0.13	<5	2	12	72	1035	46	427
QTA-25	431071	379.80	381.30	1.50	0.07	<5	0.6	9	18	655	30	522
QTA-25	431072	381.30	383.30	2.00	<0.05	<5	0.7	11	18	486	38	648
QTA-25	431073	383.30	385.00	1.70	<0.05	<5	1.1	4	17	641	37	577
QTA-25	431074	385.00	387.00	2.00	<0.05	<5	0.5	5	17	453	42	687

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 30 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-25	431075	387.00	388.30	1.30	0.18	<5	1.8	8	17	649	37	690
QTA-25	431076	388.30	390.00	1.70	0.1	<5	2	11	18	568	38	544
QTA-25	431077	390.00	390.80	0.80	0.16	<5	1.2	9	9	420	37	500
QTA-25	431078	390.80	392.00	1.20	0.07	6	1.4	8	9	528	39	502
QTA-25	431079	392.00	393.53	1.53	0.09	5	1.7	7	24	565	36	883
QTA-25	431080	393.53	394.20	0.67	0.1	5	5.1	410	1335	685	330	1365
QTA-25	431081	394.20	396.30	2.10	0.1	<5	4.5	51	79	704	52	426
QTA-25	431082	396.30	396.70	0.40	<0.05	299	>100	>10000	>10000	2240	5720	1700
QTA-25	431083	396.70	398.70	2.00	0.13	<5	4.5	45	177	955	76	613
QTA-25	431084	403.40	403.76	0.36	0.13	<5	2.1	25	26	343	102	519
QTA-25	431085	403.76	404.70	0.94	<0.05	<5	4.2	18	53	429	34	303
QTA-25	431086	404.70	405.00	0.30	0.21	23	30.1	>10000	797	843	7520	361
QTA-25	431087	410.50	410.80	0.30	<0.05	<5	0.8	186	53	417	202	1255
QTA-25	431088	410.80	411.00	0.20	<0.05	<5	0.4	13	31	178	39	413
QTA-25	431089	411.00	411.30	0.30	<0.05	<5	0.3	8	23	254	42	1040
QTA-25	431090	411.30	411.90	0.60	<0.05	<5	3.1	15	24	1055	48	419
QTA-25	431091	411.90	413.20	1.30	0.07	<5	1.7	11	33	1605	123	760
QTA-25	431092	413.20	413.80	0.60	<0.05	<5	1.1	20	21	371	48	448
QTA-25	431093	413.80	414.43	0.63	0.13	9	8.5	400	155	693	117	486
QTA-25	431094	414.43	415.10	0.67	<0.05	19	24.5	859	695	675	403	789
QTA-25	431095	415.10	417.10	2.00	<0.05	<5	1.4	21	63	164	64	842
QTA-25	431096	439.40	439.50	0.10	1.09	360	>100	>10000	>10000	1370	8490	5220
QTA-25	431097	461.40	461.57	0.17	<0.05	<5	1.1	60	95	135	41	283
QTA-25	431098	475.00	476.00	1.00	<0.05	<5	2.2	75	275	660	44	1125
QTA-25	431099	487.95	488.10	0.15	<0.05	16	15.4	1695	636	1965	774	3440
QTA-25	431100	489.60	490.20	0.60	<0.05	<5	4.2	18	45	655	26	509
QTA-25	431101	490.20	490.42	0.22	0.09	<5	8	75	166	894	80	718
QTA-25	431102	490.42	491.34	0.92	0.17	<5	2.9	106	212	483	62	682
QTA-25	431103	491.34	492.00	0.66	0.07	22	24.6	2420	407	742	1625	389
QTA-25	431104	496.30	496.70	0.40	0.06	11	4.4	275	927	919	110	1105
QTA-25	431105	499.00	500.00	1.00	0.07	<5	2.3	54	240	972	46	695
QTA-25	431106	500.00	501.40	1.40	0.07	<5	3.4	166	401	606	69	1080
QTA-25	431107	501.40	501.70	0.30	0.07	8	12.2	210	1520	688	143	1105
QTA-25	431108	501.70	502.50	0.80	<0.05	<5	6.1	30	88	655	78	1075
QTA-25	431109	502.50	502.70	0.20	<0.05	<5	3.2	24	90	265	47	1125
QTA-25	431110	502.70	503.80	1.10	<0.05	6	5.2	53	117	547	75	1235
QTA-25	431111	503.80	504.18	0.38	0.13	15	24.4	1305	4460	2820	565	242
QTA-25	431112	504.18	504.54	0.36	0.13	81	98	2400	>10000	2400	436	588
QTA-25	431113	504.54	504.90	0.36	0.06	92	>100	3040	5410	947	336	827
QTA-25	431114	504.90	505.30	0.40	0.19	64	76.1	4760	>10000	5520	1720	821
QTA-25	431115	505.30	505.50	0.20	<0.05	13	7.8	325	118	694	70	511
QTA-25	431116	505.50	505.80	0.30	<0.05	184	>100	6970	6640	8850	3730	752
QTA-25	431117	505.80	506.65	0.85	<0.05	<5	5.4	46	267	561	46	254
QTA-25	431118	506.65	506.75	0.10	<0.05	8	7.1	106	340	1150	50	335
QTA-25	431119	506.75	507.00	0.25	<0.05	6	10.2	157	347	1060	79	456
QTA-25	431120	507.00	507.10	0.10	0.14	20	26.3	408	311	1010	223	704
QTA-25	431121	507.10	507.20	0.10	<0.05	<5	4.7	29	105	880	33	1250
QTA-25	431122	507.20	508.00	0.80	<0.05	153	>100	4640	4400	783	2130	461
QTA-25	431123	508.00	508.30	0.30	<0.05	<5	4.8	47	144	342	43	445
QTA-25	431124	508.30	510.00	1.70	<0.05	<5	3.8	25	74	656	29	433
QTA-25	431125	510.00	512.00	2.00	<0.05	<5	7.1	53	171	515	106	555
QTA-25	431126	512.00	514.00	2.00	<0.05	<5	5.2	79	62	449	57	469
QTA-25	431127	514.00	515.00	1.00	<0.05	<5	5.2	15	15	471	25	464
QTA-25	431128	515.00	516.40	1.40	<0.05	<5	3.8	16	78	706	24	672
QTA-25	431129	516.40	516.60	0.20	0.82	<5	3.1	119	236	9370	65	1780
QTA-25	431130	521.25	520.60		0.07	<5	1.6	10	34	1340	25	762
QTA-25	431131	520.60	523.10	2.50	<0.05	<5	3.7	13	192	757	22	855
QTA-25	431132	523.10	523.40	0.30	<0.05	<5	4.3	20	309	986	27	1160
QTA-25	431133	523.40	523.80	0.40	<0.05	90	85.2	9530	>10000	3420	4300	1245
QTA-25	431134	523.80	525.00	1.20	<0.05	<5	6.5	28	63	530	35	421
QTA-25	431135	525.00	526.60	1.60	<0.05	<5	4.8	164	127	1110	115	422
QTA-25	431136	526.60	526.80	0.20	<0.05	<5	9.7	4370	394	6030	1835	261
QTA-25	431137	526.80	528.00	1.20	<0.05	<5	2.9	22	33	877	24	310
Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 31 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-25	431138	528.00	529.20	1.20	<0.05	<5	3.1	28	31	1050	25	451
QTA-25	431139	529.20	531.00	1.80	<0.05	<5	0.9	9	22	346	29	513
QTA-25	431140	531.00	531.30	0.30	<0.05	5	6.9	1590	1820	1400	599	419
QTA-25	431141	531.30	531.90	0.60	<0.05	<5	2.6	622	1000	464	291	441
QTA-25	431142	531.90	534.00	2.10	<0.05	<5	0.4	20	101	201	41	567
QTA-25	431143	534.00	536.00	2.00	<0.05	<5	0.4	8	32	272	60	544
QTA-25	431144	536.00	537.20	1.20	<0.05	<5	1.4	6	19	473	32	528
QTA-25	431145	537.20	540.70	3.50	<0.05	<5	4.8	15	72	654	27	476
QTA-25	431146	540.70	543.00	2.30	<0.05	<5	2	13	58	648	15	656
QTA-25	431147	543.00	544.10	1.10	0.21	23	21.6	928	2540	1555	823	624
QTA-25	431148	544.10	544.30	0.20	0.26	206	>100	1870	107	1610	2520	3550
QTA-25	431149	544.30	545.80	1.50	<0.05	6	9.9	250	156	1230	164	392
QTA-25	431150	545.80	546.00	0.20	<0.05	39	43.2	256	96	1335	249	1670
QTA-25	431151	546.00	546.70	0.70	0.13	14	13.6	91	20	852	98	1065
QTA-25	431152	546.70	548.00	1.30	<0.05	<5	3.9	6	23	475	31	656
QTA-25	431153	548.00	550.00	2.00	<0.05	<5	2.1	4	18	484	45	612
QTA-25	431154	550.00	552.00	2.00	<0.05	6	7.2	6	62	701	28	608
QTA-25	431155	552.00	552.30	0.30	0.1	30	27.8	34	2950	2200	82	1880
QTA-25	431156	552.30	556.50	4.20	<0.05	33	47.3	504	487	946	471	636
QTA-25	431157	556.50	557.00	0.50	<0.05	28	31	833	1280	514	703	1310
QTA-25	431158	557.00	558.20	1.20	<0.05	13	15.2	16	50	624	48	490
QTA-25	431159	558.20	558.70	0.50	0.1	14	14	19	34	733	39	540
QTA-26	431160	6.30	7.50	1.20	<0.05	<5	1	55	130	215	10	493
QTA-26	431161	7.50	8.20	0.70	<0.05	6	4	292	288	960	124	716
QTA-26	431162	8.20	9.00	0.80	<0.05	<5	3.3	86	238	752	240	743
QTA-26	431163	9.00	10.70	1.70	<0.05	<5	0.8	20	101	352	38	532
QTA-26	431164	26.80	28.20	1.40	<0.05	<5	0.2	22	85	83	14	463
QTA-26	431165	31.60	31.80	0.20	<0.05	<5	0.7	50	134	42	13	908
QTA-26	431166	49.10	51.00	1.90	<0.05	<5	<0.2	6	47	50	12	572
QTA-26	431167	51.00	53.00	2.00	<0.05	<5	0.2	10	71	111	12	513
QTA-26	431168	53.00	54.50	1.50	<0.05	<5	0.3	9	119	60	11	748
QTA-26	431169	62.50	62.79	0.29	<0.05	<5	0.4	27	1115	660	785	378
QTA-26	431170	64.50	64.70	0.20	<0.05	<5	0.8	47	638	561	582	785
QTA-26	431171	65.45	65.88	0.43	<0.05	<5	3.5	44	735	1315	921	557
QTA-26	431172	65.88	67.00	1.12	<0.05	<5	4.1	47	243	510	134	602
QTA-26	431173	67.00	67.78	0.78	<0.05	43	53.7	675	1115	2190	205	717
QTA-26	431174	67.78	68.10	0.32	0.37	79	78.8	1190	1790	3410	52	447
QTA-26	431175	68.10	69.50	1.40	<0.05	<5	1.6	41	338	2020	44	729
QTA-26	431176	72.00	72.20	0.20	<0.05	<5	7.3	435	706	253	392	801
QTA-26	431177	74.50	76.30	1.80	<0.05	<5	0.6	33	198	162	65	575
QTA-26	431178	87.67	87.77	0.10	<0.05	<5	0.7	37	201	316	26	844
QTA-26	431179	119.80	119.90	0.10	0.13	1415	>100	3940	>10000	9480	2690	985
QTA-26	435287	119.90	121.80	1.90	<0.05	5	2.3	27	112	1110	28	575
QTA-26	435288	121.80	122.75	0.95	<0.05	<5	0.5	6	96	43	10	592
QTA-26	431180	136.30	137.60	1.30	0.2	5	20.8	84	269	3930	108	586
QTA-26	435289	137.68	139.68	2.00	<0.05	<5	0.5	6	92	74	16	488
QTA-26	435290	139.68	141.68	2.00	<0.05	<5	0.5	6	79	172	21	552
QTA-26	435291	141.68	142.20	0.52	<0.05	10	11.9	16	78	2340	46	654
QTA-26	431181	142.20	142.40	0.20	0.53	479	>100	2980	2450	>10000	3610	1480
QTA-26	435292	142.40	144.40	2.00	<0.05	<5	6.6	9	46	1360	32	744
QTA-26	435293	144.40	146.60	2.20	<0.05	8	5	7	24	877	33	695
QTA-26	431182	146.60	146.90	0.30	0.39	13	17.8	60	566	6580	96	935
QTA-26	431183	146.90	147.20	0.30	<0.05	7	6.7	24	67	730	35	583
QTA-26	431184	147.20	148.40	1.20	0.07	40	41.3	1160	1580	2070	817	764
QTA-26	431185	148.40	149.00	0.60	<0.05	5	10.7	58	137	636	68	430
QTA-26	431186	155.75	156.00	0.25	0.35	41	51.2	709	2300	4820	536	979
QTA-26	431187	156.00	157.28	1.28	<0.05	11	10.1	146	551	713	121	594
QTA-26	431188	165.70	167.00	1.30	<0.05	<5	0.4	8	48	133	24	377
QTA-26	431189	167.00	168.00	1.00	<0.05	<5	1.1	7	47	740	20	466
QTA-26	431190	168.00	169.90	1.90	<0.05	<5	1.8	7	120	256	19	307
QTA-26	431191	169.90	171.00	1.10	<0.05	<5	0.2	5	44	133	28	581
QTA-26	431192	171.00	172.52	1.52	<0.05	<5	0.4	5	36	108	41	564
QTA-26	431193	199.95	200.60	0.65	<0.05	9	4.3	19	150	1705	57	2550

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 32 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-26	431194	207.75	207.95	0.20	<0.05	<5	1.9	15	19	2450	33	776
QTA-26	431195	209.70	210.00	0.30	<0.05	<5	0.3	2	124	67	51	534
QTA-26	431196	230.90	231.00	0.10	<0.05	<5	0.8	25	270	120	33	1130
QTA-26	431197	241.60	242.62	1.02	<0.05	<5	0.8	27	208	416	67	1035
QTA-26	431198	242.62	243.20	0.58	<0.05	34	29	354	1165	2960	956	1970
QTA-26	431199	273.50	274.60	1.10	<0.05	9	10.4	51	64	3090	2840	935
QTA-26	431200	308.00	310.00	2.00	<0.05	<5	0.5	9	42	751	78	490
QTA-26	431201	310.00	312.00	2.00	<0.05	<5	1.3	13	80	339	99	482
QTA-26	431202	312.00	314.00	2.00	<0.05	<5	0.2	3	31	109	36	600
QTA-26	431203	314.00	316.00	2.00	<0.05	<5	0.5	4	48	162	32	495
QTA-26	431204	316.00	318.00	2.00	<0.05	<5	0.3	3	26	61	20	557
QTA-26	431205	318.00	320.00	2.00	<0.05	<5	<0.2	2	24	161	25	636
QTA-26	431206	320.00	322.00	2.00	<0.05	<5	1.2	6	64	655	176	511
QTA-26	431207	322.00	324.00	2.00	<0.05	<5	0.3	2	25	264	25	493
QTA-26	431208	324.00	326.00	2.00	<0.05	<5	<0.2	2	38	66	26	638
QTA-26	431209	326.00	327.40	1.40	<0.05	<5	0.6	5	38	132	32	601
QTA-26	431210	327.40	328.10	0.70	<0.05	<5	0.2	3	25	790	66	708
QTA-26	431211	328.10	329.20	1.10	<0.05	<5	0.2	3	19	146	33	617
QTA-26	431212	329.20	331.00	1.80	<0.05	<5	0.2	5	20	158	31	562
QTA-26	431213	331.00	331.40	0.40	<0.05	<5	<0.2	4	37	2750	28	582
QTA-26	431214	331.40	332.00	0.60	<0.05	<5	0.2	7	26	2210	22	336
QTA-26	431215	332.00	333.00	1.00	<0.05	<5	0.8	6	19	1720	28	530
QTA-26	431216	333.00	334.90	1.90	<0.05	<5	0.3	5	24	108	29	645
QTA-26	431217	334.90	335.15	0.25	<0.05	<5	0.5	8	21	280	38	926
QTA-26	431218	335.15	337.00	1.85	<0.05	<5	2	7	17	454	23	434
QTA-26	431219	337.00	339.00	2.00	<0.05	<5	1.8	6	26	485	22	492
QTA-26	431220	339.00	339.90	0.90	<0.05	<5	2.6	10	64	458	227	662
QTA-26	431221	339.90	341.42	1.52	<0.05	8	11.9	24	928	802	79	1210
QTA-26	431222	341.42	342.70	1.28	0.61	77	86.9	206	3370	>10000	180	852
QTA-26	431223	342.70	343.62	0.92	0.06	7	5.5	54	130	2110	647	478
QTA-26	431224	343.62	344.50	0.88	0.06	7	4.9	11	28	1140	35	377
QTA-26	431225	344.50	346.00	1.50	0.06	7	3.8	9	18	2820	71	627
QTA-26	431226	346.00	348.00	2.00	<0.05	<5	3.1	8	68	1100	20	469
QTA-26	431227	348.00	350.00	2.00	<0.05	7	7.5	36	250	439	66	476
QTA-26	431228	350.00	352.00	2.00	<0.05	5	6.2	13	34	617	49	641
QTA-26	431229	352.00	354.00	2.00	<0.05	8	3.8	16	46	623	37	867
QTA-26	431230	354.00	355.90	1.90	<0.05	5	1.9	18	94	1490	41	515
QTA-26	431231	355.90	356.90	1.00	<0.05	<5	3.4	33	367	4750	64	1215
QTA-26	431232	356.90	358.30	1.40	<0.05	<5	0.6	9	58	492	52	667
QTA-26	431233	376.40	377.40	1.00	<0.05	<5	<0.2	3	37	112	22	655
QTA-26	431234	377.40	378.00	0.60	<0.05	<5	1.9	9	72	1060	104	731
QTA-26	431235	378.00	379.30	1.30	<0.05	7	5.1	8	21	1420	46	478
QTA-26	435294	379.30	381.30	2.00	<0.05	<5	1.5	4	23	716	23	610
QTA-26	435295	381.30	382.83	1.53	0.07	15	10.9	9	31	1115	39	821
QTA-26	431236	382.83	383.10	0.27	<0.05	140	>100	278	2220	3310	355	908
QTA-26	435296	383.10	385.10	2.00	<0.05	<5	1.1	5	44	291	20	578
QTA-26	435297	385.10	387.10	2.00	<0.05	<5	0.5	<2	75	543	27	811
QTA-26	435298	387.10	389.10	2.00	<0.05	<5	0.4	<2	60	242	28	661
QTA-26	435299	389.10	391.10	2.00	<0.05	<5	0.3	<2	39	117	17	648
QTA-26	435300	391.10	393.60	2.50	<0.05	<5	0.3	4	21	280	31	606
QTA-26	431237	393.60	396.00	2.40	<0.05	<5	1.5	3	47	524	22	540
QTA-26	435301	396.00	398.00	2.00	<0.05	<5	2.7	7	13	650	20	489
QTA-26	435302	398.00	399.30	1.30	0.37	<5	2.1	8	12	657	13	329
QTA-26	431238	399.30	399.60	0.30	<0.05	47	55.6	286	88	2280	205	298
QTA-26	431239	399.60	399.80	0.20	<0.05	23	24.9	68	64	1540	79	1575
QTA-26	431240	399.80	400.20	0.40	<0.05	<5	4	38	196	1975	395	483
QTA-26	431241	400.20	401.50	1.30	<0.05	<5	2.1	19	78	610	124	594
QTA-26	431242	401.50	402.00	0.50	<0.05	<5	0.2	4	14	317	29	552
QTA-26	431243	402.00	404.00	2.00	<0.05	<5	0.5	3	14	402	29	694
QTA-26	431244	404.00	405.90	1.90	<0.05	33	40.2	135	764	1670	149	414
QTA-26	431245	405.90	406.64	0.74	<0.05	11	14.7	136	230	6560	326	1800
QTA-26	431246	406.64	408.10	1.46	<0.05	<5	1.1	10	36	2140	36	632
QTA-26	431247	423.20	423.80	0.60	<0.05	<5	0.7	7	51	243	15	375

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 33 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-26	431248	429.70	431.00	1.30	<0.05	<5	0.3	4	36	54	6	481
QTA-26	435327	502.00	504.00	2.00	<0.05	<5	0.2	6	27	190	22	595
QTA-26	431249	504.00	504.30	0.30	<0.05	<5	1	9	84	583	30	404
QTA-26	431250	504.30	504.85	0.55	<0.05	<5	1.4	8	105	654	32	610
QTA-26	431251	504.85	505.30	0.45	<0.05	<5	3.6	35	79	2460	59	177
QTA-26	431252	505.30	505.60	0.30	<0.05	<5	1.9	25	86	1775	26	306
QTA-26	431253	505.60	506.00	0.40	<0.05	166	>100	1850	3140	3480	1505	2650
QTA-26	435328	506.00	508.00	2.00	<0.05	<5	0.3	2	27	163	45	509
QTA-26	435329	508.00	510.00	2.00	<0.05	<5	1.6	11	63	817	22	666
QTA-26	453330	510.00	512.00	2.00	<0.05	<5	0.2	3	31	40	18	537
QTA-26	435331	512.00	514.00	2.00	<0.05	<5	0.2	<2	66	33	10	455
QTA-26	435332	514.00	516.00	2.00	<0.05	<5	0.2	5	85	70	7	403
QTA-26	435333	516.00	518.00	2.00	<0.05	<5	0.2	6	51	15	4	642
QTA-26	435334	518.00	519.99	1.99	<0.05	<5	0.4	17	75	19	9	352
QTA-27	431254	7.92	9.00	1.08	0.025	<5	0.5	18	90	242	28	460
QTA-27	431255	10.77	10.97	0.20	0.025	<5	0.3	18	88	220	19	347
QTA-27	431256	12.40	12.80	0.40	0.025	<5	0.5	15	74	280	26	1150
QTA-27	431257	12.80	13.10	0.30	0.025	<5	<0.2	13	106	95	15	297
QTA-27	431258	13.60	13.80	0.20	0.025	<5	<0.2	17	110	426	44	300
QTA-27	431259	14.26	15.60	1.34	0.025	<5	0.2	24	99	1345	79	476
QTA-27	431260	17.07	17.37	0.30	0.025	<5	0.2	18	101	78	11	504
QTA-27	431261	23.00	25.00	2.00	0.025	<5	<0.2	17	108	50	4	413
QTA-27	431262	25.00	26.21	1.21	0.025	<5	<0.2	18	110	196	12	396
QTA-27	431263	31.17	32.00	0.83	0.025	<5	<0.2	17	108	48	7	419
QTA-27	431264	32.00	32.70	0.70	0.025	<5	<0.2	17	114	23	5	396
QTA-27	431265	32.70	34.20	1.50	0.025	<5	0.9	18	116	216	16	422
QTA-27	431266	34.20	36.00	1.80	0.025	<5	0.5	17	111	97	11	408
QTA-27	431267	36.00	38.20	2.20	0.025	<5	0.2	11	107	77	10	373
QTA-27	431268	38.20	38.50	0.30	0.025	<5	<0.2	21	114	1460	102	351
QTA-27	431269	38.50	39.70	1.20	0.025	<5	0.4	20	122	42	5	417
QTA-27	431270	39.70	40.60	0.90	0.025	<5	6.4	97	343	1215	36	679
QTA-27	431271	40.60	41.45	0.85	0.025	6	8.5	48	144	365	28	664
QTA-27	431272	41.45	42.50	1.05	0.07	15	17.2	45	178	1045	55	813
QTA-27	431273	42.50	42.80	0.30	0.025	<5	0.8	10	124	136	8	469
QTA-27	431274	42.80	44.60	1.80	0.025	<5	0.6	14	112	61	8	412
QTA-27	431275	44.60	45.80	1.20	0.025	<5	0.3	16	104	142	14	411
QTA-27	431276	45.80	46.46	0.66	0.025	5	0.3	16	103	44	7	395
QTA-27	431277	49.10	50.00	0.90	0.025	<5	0.8	17	104	191	12	576
QTA-27	431278	50.00	50.60	0.60	0.11	32	39.6	415	563	1015	111	801
QTA-27	431279	50.60	51.50	0.90	0.14	29	34.8	856	684	2720	259	923
QTA-27	431280	51.50	52.28	0.78	0.1	9	7.5	419	645	1400	99	937
QTA-27	431281	52.28	54.20	1.92	0.025	5	2.9	45	156	706	44	606
QTA-27	431282	80.00	81.60	1.60	0.07	36	40.3	550	868	832	326	966
QTA-27	431283	81.60	83.16	1.56	0.025	5	7.5	40	215	142	30	1030
QTA-27	431284	83.16	84.32	1.16	0.025	6	2	30	118	124	25	916
QTA-27	431285	84.90	85.10	0.20	0.025	43	47.1	182	831	142	108	1765
QTA-27	431286	86.60	86.70	0.10	0.025	6	4.8	47	170	56	20	564
QTA-27	431287	87.17	87.57	0.40	0.025	15	12.7	32	138	185	36	639
QTA-27	431288	87.57	88.42	0.85	0.025	9	5.3	51	98	1840	259	1355
QTA-27	431289	88.42	88.82	0.40	0.025	5	3.2	39	89	917	128	978
QTA-27	431290	104.70	105.16	0.46	0.025	6	0.6	11	110	86	12	622
QTA-27	431291	109.50	110.00	0.50	0.025	<5	0.4	19	118	73	16	525
QTA-27	431292	124.28	126.00	1.72	0.025	120	>100	803	984	1320	662	1190
QTA-27	431293	126.85	127.00	0.15	0.1	26	26	254	193	2480	212	1275
QTA-27	431294	131.30	131.80	0.50	0.025	9	7.9	109	311	287	37	991
QTA-27	431295	146.30	146.50	0.20	0.14	89	96.1	1405	1040	6270	1315	2410
QTA-27	431296	148.40	150.50	2.10	0.025	<5	2.2	23	98	272	29	918
QTA-27	431297	150.50	150.70	0.20	4.24	44	51.1	3760	6880	>10000	7070	4230
QTA-27	431298	150.70	152.00	1.30	0.025	<5	1.9	35	132	906	45	853
QTA-27	431299	152.00	153.00	1.00	0.025	<5	1.5	28	108	139	20	822
QTA-27	431300	153.00	155.00	2.00	0.025	6	2.8	80	159	141	12	798
QTA-27	431301	155.00	156.30	1.30	0.025	9	2.6	580	227	23	396	803
QTA-27	431302	156.30	157.30	1.00	0.025	12	12.3	201	221	69	117	1115

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 34 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-27	431303	157.30	159.00	1.70	0.025	9	12.6	115	166	92	24	994
QTA-27	431304	159.00	160.32	1.32	0.025	24	25.9	593	1835	669	369	1125
QTA-27	431305	160.32	160.52	0.20	0.24	12	8.4	407	92	2720	334	1275
QTA-27	431306	160.52	161.30	0.78	0.18	25	28.2	1520	1390	1360	594	1340
QTA-27	431307	161.30	161.50	0.20	0.9	928	928	17900	25800	4410	>10000	3220
QTA-27	431308	161.50	162.00	0.50	0.025	7	4.5	51	130	280	42	772
QTA-27	431309	162.00	164.00	2.00	0.025	5	9.6	166	321	108	63	697
QTA-27	431310	164.00	164.80	0.80	0.025	2.5	3.9	72	262	63	18	842
QTA-27	431311	164.80	165.80	1.00	0.025	25	25.7	1285	2410	220	46	1040
QTA-27	431312	165.80	165.90	0.10	0.52	145	145	9090	11900	5380	1955	2660
QTA-27	431313	165.90	168.00	2.10	0.025	34	37.4	1750	2540	381	167	1155
QTA-27	431314	168.00	170.00	2.00	0.025	39	43.5	634	779	166	49	1080
QTA-27	431315	170.00	172.00	2.00	0.025	40	50.6	860	1080	172	50	1015
QTA-27	431316	172.00	174.00	2.00	0.025	173	173	2700	3340	175	182	1020
QTA-27	431317	174.00	174.73	0.73	0.07	337	337	3710	3340	276	449	1060
QTA-27	431318	174.73	175.00	0.27	0.13	183	183	5630	4330	435	2770	2050
QTA-27	431319	175.00	176.00	1.00	0.025	103	103	1125	1070	96	110	926
QTA-27	431320	176.00	178.00	2.00	0.025	49	51.7	869	963	381	60	967
QTA-27	431321	178.00	180.00	2.00	0.025	18	19.6	316	423	90	26	929
QTA-27	431322	180.00	180.60	0.60	0.025	2.5	3.3	30	139	164	16	948
QTA-27	431323	180.60	180.80	0.20	0.24	126	126	2040	5500	>10000	1275	3920
QTA-27	431324	180.80	182.30	1.50	0.025	17	15.2	783	488	1105	37	1015
QTA-27	431325	182.30	182.60	0.30	0.32	488	488	15800	17200	>10000	591	981
QTA-27	431326	182.60	184.00	1.40	0.025	29	30	580	621	860	37	858
QTA-27	431327	184.00	186.00	2.00	0.025	7	12.8	162	201	440	19	774
QTA-27	431328	186.00	186.50	0.50	0.025	6	7.2	93	92	122	51	848
QTA-27	431329	186.50	186.70	0.20	0.34	111	111	4910	7250	4960	3460	1195
QTA-27	431330	186.70	188.10	1.40	0.025	12	11.4	260	426	472	95	979
QTA-27	431331	188.10	188.20	0.10	0.025	59	58.6	1295	923	1200	293	1230
QTA-27	431332	188.20	188.40	0.20	0.11	58	63.9	5950	7670	4620	4410	1180
QTA-27	431333	188.40	189.30	0.90	0.13	66	68	891	1340	1730	434	1195
QTA-27	431334	189.30	189.87	0.57	1.24	229	229	19000	14900	>10000	>10000	6770
QTA-27	431335	189.87	190.40	0.53	0.07	81	82.4	842	807	1195	458	1375
QTA-27	431336	190.40	191.30	0.90	0.07	26	30.4	247	337	1470	142	898
QTA-27	431337	191.30	191.50	0.20	0.14	108	108	1110	1090	655	433	2940
QTA-27	431338	191.50	191.79	0.29	0.15	236	236	1835	1275	421	705	1800
QTA-27	431339	191.79	192.50	0.71	0.61	932	932	6410	5690	1800	2550	2500
QTA-27	431340	192.50	193.00	0.50	0.025	73	81.8	653	103	593	289	993
QTA-27	435241	193.00	195.37	2.37	0.025	2.5	4.6	45	141	530	14	1155
QTA-27	435242	195.37	197.37	2.00	0.025	51	58.3	451	378	617	113	1095
QTA-27	431341	197.37	197.57	0.20	0.025	36	33.6	200	587	427	104	1475
QTA-27	431342	197.57	197.77	0.20	0.58	1105	1105	11700	25700	2880	4140	1555
QTA-27	435243	197.77	199.77	2.00	0.025	41	51.1	361	575	151	46	1115
QTA-27	435244	199.77	201.77	2.00	0.025	6	6.1	54	128	63	12	797
QTA-27	435245	201.77	203.00	1.23	0.025	2.5	1.6	21	110	46	9	836
QTA-27	431343	203.00	203.20	0.20	0.025	52	59.8	10900	5550	396	7100	1390
QTA-27	435246	203.20	205.20	2.00	0.025	56	63.1	363	438	88	140	1305
QTA-27	435247	205.20	207.20	2.00	0.025	32	36.4	781	784	165	347	1135
QTA-27	435248	207.20	208.00	0.80	0.025	61	75.3	678	790	191	110	1230
QTA-27	431344	208.00	208.90	0.90	0.025	260	260	2050	2230	130	240	1065
QTA-27	435249	208.90	210.90	2.00	0.025	40	47.4	430	542	274	99	941
QTA-27	435250	210.90	212.90	2.00	0.025	5	6	56	126	223	13	923
QTA-27	435251	212.90	214.50	1.60	0.025	<5	7.5	37	136	124	13	988
QTA-27	431345	214.50	215.19	0.69	0.025	78	76.9	844	475	860	389	1470
QTA-27	435252	215.19	217.19	2.00	0.025	7	10.2	44	186	122	16	846
QTA-27	435253	217.19	219.19	2.00	0.025	17	18	117	256	190	38	1045
QTA-27	435254	219.19	221.19	2.00	0.025	<5	5.2	52	194	91	11	858
QTA-27	435255	221.19	222.00	0.81	0.025	9	9	118	254	74	45	950
QTA-27	431346	222.70	223.60	0.90	0.025	<5	3	30	115	29	10	642
QTA-27	431347	254.81	255.44	0.63	0.025	<5	3.6	117	241	44	33	847
QTA-27	431348	271.37	271.57	0.20	0.18	311	>100	4440	1835	3970	2490	2670
QTA-27	435256	271.57	273.57	2.00	0.025	<5	0.9	9	99	55	11	845
QTA-28	431349	13.10	14.02	0.92	0.025	<5	1	30	119	104	35	513

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 35 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-28	431350	14.50	15.50	1.00	0.025	<5	0.3	24	77	2480	204	352
QTA-28	431351	16.90	17.20	0.30	0.025	<5	0.3	22	109	60	16	467
QTA-28	431352	17.50	17.70	0.20	0.025	<5	0.5	21	108	419	41	394
QTA-28	431353	22.60	22.90	0.30	0.025	<5	<0.2	19	112	78	19	522
QTA-28	431354	22.90	24.30	1.40	0.025	<5	0.2	16	102	70	19	358
QTA-28	431355	26.21	27.10	0.89	0.025	<5	0.2	21	99	30	21	420
QTA-28	431356	35.00	36.80	1.80	0.025	<5	<0.2	17	106	139	22	380
QTA-28	431357	36.80	38.00	1.20	0.025	<5	<0.2	18	114	49	15	359
QTA-28	431358	38.00	39.05	1.05	0.025	<5	0.2	18	108	186	20	389
QTA-28	431359	39.05	39.15	0.10	0.025	<5	0.2	23	108	31	9	444
QTA-28	431360	39.15	41.00	1.85	0.025	<5	<0.2	19	111	58	11	355
QTA-28	431361	41.00	42.00	1.00	0.025	<5	<0.2	19	104	449	50	346
QTA-28	431362	42.00	42.30	0.30	0.025	<5	<0.2	22	116	17	5	355
QTA-28	431363	42.30	44.30	2.00	0.025	<5	<0.2	21	113	70	11	408
QTA-28	431364	44.30	46.20	1.90	0.025	<5	<0.2	18	118	222	17	398
QTA-28	431365	46.20	47.00	0.80	0.025	<5	0.2	19	120	22	7	391
QTA-28	431366	47.00	49.00	2.00	0.025	<5	0.2	18	114	285	24	400
QTA-28	431367	49.00	50.60	1.60	0.025	<5	<0.2	18	112	38	9	510
QTA-28	431368	50.60	51.27	0.67	0.025	<5	0.2	18	101	79	16	547
QTA-28	431369	51.27	51.42	0.15	0.025	<5	0.2	22	99	815	77	532
QTA-28	431370	51.42	53.10	1.68	0.025	<5	0.3	17	106	334	39	634
QTA-28	431371	53.10	54.70	1.60	0.17	<5	0.8	17	97	909	89	1430
QTA-28	431372	54.70	54.90	0.20	1.03	41	48.3	20	789	6410	233	1990
QTA-28	431373	54.90	56.10	1.20	0.025	<5	0.6	18	98	348	44	998
QTA-28	431374	56.10	56.69	0.59	0.025	<5	0.4	25	78	9780	693	411
QTA-28	431375	60.10	60.40	0.30	0.025	6	4.8	16	123	311	77	835
QTA-28	431376	60.40	61.68	1.28	0.025	<5	2.8	17	118	281	38	640
QTA-28	431377	61.68	62.40	0.72	0.025	<5	0.4	22	110	1425	118	545
QTA-28	431378	62.40	63.20	0.80	0.025	<5	0.4	17	109	206	32	566
QTA-28	431379	65.60	65.70	0.10	0.025	<5	3.2	47	229	773	1145	2940
QTA-28	431380	66.53	67.00	0.47	0.025	<5	0.3	22	112	392	63	241
QTA-28	431381	67.00	67.30	0.30	0.025	<5	0.7	16	128	535	39	382
QTA-28	431382	67.30	68.10	0.80	0.025	<5	0.2	21	122	118	21	379
QTA-28	431383	68.10	68.88	0.78	0.025	<5	<0.2	22	119	46	13	399
QTA-28	431384	117.00	117.75	0.75	0.025	<5	0.4	16	94	52	12	726
QTA-28	431385	117.75	118.10	0.35	0.025	<5	0.4	17	90	53	10	515
QTA-28	431386	118.10	118.71	0.61	0.025	<5	0.7	13	124	91	17	653
QTA-28	431387	118.71	120.00	1.29	0.025	<5	0.8	13	93	288	16	1055
QTA-28	431388	120.00	120.71	0.71	0.025	<5	0.9	11	94	173	19	1190
QTA-28	431389	120.71	122.00	1.29	0.025	<5	0.6	19	122	196	21	1050
QTA-28	431390	122.00	123.60	1.60	0.025	75	86.9	207	276	249	177	918
QTA-28	431391	123.60	123.75	0.15	0.025	<5	7.3	48	180	1195	46	1530
QTA-28	431392	187.65	187.76	0.11	0.1	420	420	9880	6830	>10000	8890	3960
QTA-28	431393	187.76	188.00	0.24	0.025	16	17.6	52	300	1440	91	1630
QTA-28	431394	188.00	188.12	0.12	0.025	64	72.9	511	326	1470	352	1700
QTA-28	431395	190.90	191.00	0.10	0.1	238	238	21400	6010	7480	>10000	3040
QTA-28	431396	194.15	194.25	0.10	0.07	171	171	9800	4390	204	7940	1495
QTA-28	431397	194.25	195.36	1.11	0.025	10	11.8	561	380	421	445	933
QTA-28	431398	195.36	196.00	0.64	0.025	<5	2.2	95	119	200	120	647
QTA-28	431399	196.00	197.00	1.00	0.025	<5	1.1	24	106	72	46	549
QTA-28	431400	197.00	197.80	0.80	0.025	<5	1.3	16	112	44	28	652
QTA-28	431401	197.80	198.35	0.55	0.025	<5	1.5	16	107	44	27	650
QTA-28	431402	198.35	198.75	0.40	0.025	10	12.3	36	104	1250	36	1045
QTA-28	431403	198.75	198.85	0.10	0.025	<5	7.3	26	196	789	48	1670
QTA-28	431404	212.05	212.14	0.09	0.025	<5	2	18	158	367	33	1205
QTA-28	431405	216.80	217.50	0.70	0.17	17	16.4	501	204	3890	368	1525
QTA-28	435315	217.50	219.50	2.00	0.025	<5	1.5	33	103	77	16	869
QTA-28	435316	219.50	221.50	2.00	0.025	12	12.9	472	588	76	40	940
QTA-28	435317	221.50	223.50	2.00	0.025	14	20.6	292	351	183	42	976
QTA-28	435318	223.50	225.50	2.00	0.025	11	10.8	196	277	970	1730	1165
QTA-28	435319	225.50	227.50	2.00	0.025	14	12.8	347	320	672	77	1010
QTA-28	435320	227.50	229.50	2.00	0.025	14	13.9	221	313	103	30	837
QTA-28	435321	229.50	231.50	2.00	0.025	15	13.3	220	346	549	44	1130

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 36 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	ppm
QTA-28	435322	231.50	233.50	2.00	0.025	32	30.5	457	507	141	87	995
QTA-28	435323	233.50	235.50	2.00	0.025	37	33.5	641	1055	1685	228	767
QTA-28	435324	235.50	237.50	2.00	0.025	2.5	2.8	75	188	40	10	543
QTA-28	435325	237.50	239.50	2.00	0.025	16	14.1	104	279	38	20	619
QTA-28	435326	239.50	241.15	1.65	0.025	5	6.5	105	179	22	12	541
QTA-28	435257	241.15	243.15	2.00	0.025	19	15.9	279	321	66	26	684
QTA-28	431406	243.15	243.25	0.10	0.025	1835	1835	21100	22500	594	1595	928
QTA-28	435258	243.25	243.80	0.55	0.025	86	89.6	697	926	52	91	827
QTA-28	431407	243.80	243.90	0.10	0.07	894	894	14500	11700	258	817	960
QTA-28	435259	243.90	245.90	2.00	0.025	16	20.1	297	443	52	32	747
QTA-28	435260	245.90	247.70	1.80	0.025	7	8.6	272	272	111	25	647
QTA-28	431408	247.70	247.85	0.15	0.025	49	58.6	1890	1775	296	140	1240
QTA-28	435261	247.85	249.85	2.00	0.025	84	93.6	1770	1820	183	110	970
QTA-28	435262	249.85	251.76	1.91	0.025	12	11.5	401	435	136	21	912
QTA-28	431409	251.76	252.00	0.24	0.025	29	28.9	1585	2280	148	78	1765
QTA-28	431410	252.00	252.60	0.60	0.025	10	10.2	297	216	688	86	744
QTA-28	431411	252.60	252.66	0.06	2.47	394	394	26600	5840	>10000	3950	3000
QTA-28	431412	252.66	253.60	0.94	0.38	14	17.6	592	1550	4460	278	1465
QTA-28	431413	253.60	254.81	1.21	0.025	2.5	4.1	106	162	741	47	1150
QTA-28	431414	254.81	254.95	0.14	1.39	110	110	4340	2390	>10000	1785	934
QTA-28	431415	254.95	255.90	0.95	0.13	17	12.8	220	276	2410	124	1200
QTA-28	431416	255.90	256.10	0.20	0.21	362	362	5100	6370	1780	1195	1240
QTA-28	431417	256.10	256.50	0.40	0.29	128	128	1775	2410	5340	500	1385
QTA-28	431418	256.50	256.80	0.30	0.05	34	35.1	315	426	614	182	1185
QTA-28	431419	256.80	257.08	0.28	1.13	750	750	56500	44600	3260	10001	1185
QTA-28	431420	257.08	257.70	0.62	0.1	46	51.6	1960	1030	1990	946	805
QTA-28	431421	257.70	258.81	1.11	0.025	9	6.4	150	277	884	108	1470
QTA-28	431422	258.81	260.00	1.19	0.025	2.5	1.7	29	153	235	26	1120
QTA-28	435263	260.00	261.00	1.00	0.025	2.5	1.3	27	108	257	20	1420
QTA-28	435264	266.00	268.00	2.00	0.025	11	8.5	81	188	158	32	876
QTA-28	435265	268.00	268.55	0.55	0.025	8	7.1	97	195	155	46	1080
QTA-28	431423	268.55	268.70	0.15	0.17	138	>100	2290	2800	1160	891	2200
QTA-28	435266	268.70	270.70	2.00	0.025	8	5.7	84	155	105	43	848
QTA-28	435267	270.70	272.00	1.30	0.025	6	6.1	46	291	87	29	954
QTA-28	431424	277.80	278.80	1.00	0.025	23	28.4	1500	573	221	1035	1210
QTA-28	431425	280.87	281.70	0.83	0.025	29	35.2	1025	810	802	727	1270
QTA-28	431426	282.28	282.48	0.20	0.025	127	>100	1315	2440	1160	431	1040
QTA-28	431427	286.04	286.85	0.81	0.025	16	15.3	99	200	254	79	1060
QTA-28	431428	290.30	291.59	1.29	0.025	12	13	344	293	92	227	987
QTA-28	431429	291.59	294.00	2.41	0.025	16	18.3	263	414	117	130	943
QTA-28	431430	294.00	296.00	2.00	0.025	5	10.8	104	188	50	62	773
QTA-28	431431	296.00	297.00	1.00	0.025	24	23.1	195	390	64	124	758
QTA-28	431432	297.00	298.44	1.44	0.025	42	53	483	535	92	327	817
QTA-28	431433	303.30	303.50	0.20	0.025	<5	5.8	31	116	139	37	1400
QTA-28	431434	305.86	306.30	0.44	0.025	7	3.6	51	168	68	20	904
QTA-28	431435	306.30	306.53	0.23	0.025	8	10.6	97	231	45	25	733
QTA-28	435268	333.00	335.00	2.00	0.025	<5	1.6	14	217	55	12	723
QTA-28	435269	335.00	337.00	2.00	0.025	<5	1.1	10	103	42	12	807
QTA-28	435270	337.00	337.45	0.45	0.025	<5	2.4	16	116	99	30	1195
QTA-28	431436	337.45	337.65	0.20	0.2	648	>100	6960	>10000	3510	4920	2410
QTA-28	431437	337.65	338.30	0.65	0.025	<5	6.5	89	134	273	86	1060
QTA-28	435271	338.30	339.00	0.70	0.025	<5	1.1	8	76	50	14	800
QTA-28	431438	345.80	346.00	0.20	0.025	<5	5.2	71	209	45	43	349
QTA-28	431439	349.00	350.10	1.10	0.025	<5	0.9	14	117	49	13	337
QTA-28	431440	364.30	364.54	0.24	0.025	<5	1	15	106	32	7	502
QTA-28	431441	370.64	371.14	0.50	0.025	<5	0.6	18	92	192	48	283
QTA-28	431442	371.14	371.40	0.26	0.025	<5	0.5	16	104	31	10	252
QTA-28	431443	371.40	372.60	1.20	0.025	<5	1	40	143	292	82	347
QTA-28	431444	372.60	373.10	0.50	0.025	<5	0.3	14	105	31	5	444
QTA-29	431445	30.80	30.90	0.10	<0.05	19	24.4	331	287	4840	120	2190
QTA-29	431446	33.35	33.88	0.53	<0.05	<5	1.3	21	73	832	191	685
QTA-29	431447	34.60	36.10	1.50	<0.05	<5	0.4	15	96	175	24	709
QTA-29	431448	49.20	49.45	0.25	<0.05	<5	4.9	23	34	>10000	237	1805

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 37 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-29	431449	54.05	54.51	0.46	<0.05	<5	0.8	13	88	1830	107	397
QTA-29	431450	54.51	55.10	0.59	<0.05	<5	1	11	68	231	15	1600
QTA-29	431451	58.00	58.40	0.40	<0.05	<5	1	11	47	76	15	915
QTA-29	431452	60.50	60.65	0.15	<0.05	<5	0.6	10	22	520	45	1270
QTA-29	431453	73.10	73.50	0.40	<0.05	<5	1.1	13	84	121	25	882
QTA-29	431454	76.66	77.10	0.44	<0.05	<5	0.5	14	74	545	80	489
QTA-29	431455	98.86	99.36	0.50	<0.05	<5	2	21	74	707	153	777
QTA-29	431456	104.00	104.20	0.20	<0.05	<5	0.7	30	112	919	136	382
QTA-29	431457	153.00	153.20	0.20	<0.05	<5	1.9	16	93	1485	112	928
QTA-29	431458	155.40	155.60	0.20	<0.05	<5	1.5	15	57	380	36	1670
QTA-29	431459	185.80	186.30	0.50	0.07	275	275	3870	10600	297	3270	1360
QTA-29	431460	186.30	187.30	1.00	0.025	56	56	601	590	267	584	884
QTA-29	431461	187.30	188.00	0.70	0.025	17	17.8	20	124	516	65	1010
QTA-29	431462	188.00	188.30	0.30	0.18	117	117	743	1050	2210	897	5560
QTA-29	431463	188.30	188.38	0.08	0.23	18	17.6	376	285	4130	322	4400
QTA-29	431464	214.60	215.68	1.08	<0.05	<5	4.2	13	118	298	33	736
QTA-29	431465	215.68	217.00	1.32	<0.05	16	15.6	41	328	879	116	884
QTA-29	431466	217.00	218.00	1.00	<0.05	<5	1.4	10	99	2020	108	635
QTA-29	431467	218.00	219.00	1.00	<0.05	37	36.9	342	912	591	357	1110
QTA-29	431468	219.00	220.00	1.00	<0.05	5	6.8	99	394	1850	190	511
QTA-29	431469	220.00	222.00	2.00	<0.05	<5	1.2	9	102	490	40	769
QTA-29	431470	222.00	222.62	0.62	<0.05	<5	4.8	18	136	526	63	1070
QTA-29	431471	222.62	222.72	0.10	<0.05	12	14.2	79	120	4180	186	1745
QTA-29	431472	222.72	224.00	1.28	<0.05	<5	4.1	11	93	790	65	905
QTA-29	431473	224.00	225.00	1.00	0.025	130	130	1470	1245	1085	1315	921
QTA-29	431474	225.00	226.00	1.00	0.025	30	34.8	392	625	859	404	1115
QTA-29	431475	226.00	226.50	0.50	0.025	79	83.2	256	838	4420	435	1975
QTA-29	431476	226.50	226.60	0.10	0.17	888	888	2690	3280	>10000	3580	168
QTA-29	431477	226.60	227.10	0.50	0.43	392	392	2580	2130	9270	2900	121
QTA-29	431478	227.10	228.00	0.90	0.025	11	11.8	21	100	916	164	35
QTA-29	431479	228.00	230.00	2.00	0.025	2.5	1.6	22	109	1020	98	598
QTA-29	431480	230.00	232.00	2.00	0.025	2.5	6.5	47	130	461	71	781
QTA-29	431481	232.00	234.00	2.00	0.025	6	7.4	36	348	421	58	818
QTA-29	431482	234.00	236.00	2.00	0.025	2.5	0.5	15	105	152	20	570
QTA-29	431483	236.00	238.00	2.00	0.025	2.5	0.5	11	104	249	19	742
QTA-29	431484	238.00	238.80	0.80	0.025	8	8	11	103	1395	73	836
QTA-29	431485	238.80	239.10	0.30	0.93	799	>100	10500	26900	>10000	9940	690
QTA-29	431486	239.10	240.00	0.90	<0.05	<5	4.5	49	152	1155	172	1115
QTA-29	431487	240.00	241.40	1.40	<0.05	<5	2.7	33	160	393	79	1010
QTA-29	431488	248.90	250.25	1.35	<0.05	14	15.6	470	1435	2290	348	981
QTA-29	431489	250.25	250.50	0.25	<0.05	9	6.7	54	168	319	58	1585
QTA-29	431490	250.50	250.70	0.20	<0.05	9	7.5	33	81	661	114	4000
QTA-29	431491	250.70	251.66	0.96	<0.05	5	4.9	175	191	695	142	762
QTA-29	431492	251.66	251.90	0.24	<0.05	<5	1.1	15	99	2020	254	576
QTA-29	431493	284.10	284.30	0.20	0.06	108	>100	5500	5490	>10000	2150	1530
QTA-29	431494	284.50	284.70	0.20	<0.05	<5	5.6	75	176	>10000	649	428
QTA-29	431495	335.38	335.48	0.10	<0.05	12	16.3	8030	3700	6540	4140	1055
QTA-29	431496	335.48	336.10	0.62	<0.05	<5	3.6	34	113	180	41	1205
QTA-29	431497	336.10	336.65	0.55	<0.05	<5	2.7	71	271	67	34	1095
QTA-29	431498	369.00	371.00	2.00	<0.05	7	6.2	102	129	672	112	426
QTA-29	431499	371.00	372.40	1.40	<0.05	<5	2.4	31	137	2140	106	9
QTA-29	431500	372.40	372.70	0.30	<0.05	<5	3.1	7	65	2130	120	43
QTA-29	431501	372.70	374.30	1.60	<0.05	<5	2.2	58	116	2020	130	9
QTA-29	431502	374.30	375.40	1.10	<0.05	6	5.3	59	163	4840	215	14
QTA-29	431503	375.40	376.00	0.60	<0.05	5	4.8	22	72	3240	141	199
QTA-29	431504	376.00	376.12	0.12	0.07	7	9.2	4100	4590	3140	2550	83
QTA-29	431505	376.12	376.53	0.41	<0.05	<5	3.5	136	300	1915	195	509
QTA-29	431506	376.53	376.73	0.20	<0.05	7	7.9	536	300	633	186	237
QTA-29	431507	376.73	377.00	0.27	<0.05	5	5	36	72	456	42	359
QTA-29	431508	377.00	379.00	2.00	<0.05	8	7.1	80	125	503	62	723
QTA-29	431509	379.00	380.00	1.00	<0.05	<5	3.6	241	323	1040	194	947
QTA-29	431510	380.00	380.90	0.90	<0.05	<5	1	15	96	345	28	714
QTA-29	431511	380.90	381.10	0.20	<0.05	<5	2.7	1170	887	176	721	719

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 38 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-29	431512	381.10	383.00	1.90	<0.05	<5	1.1	21	93	215	23	725
QTA-29	431513	383.00	385.00	2.00	<0.05	<5	1.8	62	141	123	32	609
QTA-29	431514	385.00	386.00	1.00	<0.05	<5	1.3	56	106	792	44	758
QTA-29	431515	386.00	388.00	2.00	<0.05	<5	1.6	112	213	230	59	739
QTA-29	431516	414.30	415.62	1.32	<0.05	<5	1.6	84	340	31	24	459
QTA-29	431517	415.62	415.80	0.18	<0.05	15	11.8	2060	2380	18	599	513
QTA-29	431518	424.95	426.10	1.15	<0.05	5	1.1	16	90	209	16	594
QTA-29	431519	426.10	427.30	1.20	<0.05	<5	1	12	49	429	41	576
QTA-29	431520	427.30	427.70	0.40	<0.05	<5	6.6	85	108	591	73	929
QTA-29	431521	427.70	427.85	0.15	0.2	1550	>100	10750	4680	806	>10000	909
QTA-29	431522	427.85	428.30	0.45	0.025	2.5	13.4	746	620	493	355	686
QTA-29	431523	428.30	429.40	1.10	0.025	2.5	3.4	209	158	168	93	574
QTA-29	431524	429.40	431.27	1.87	0.025	2.5	1.3	22	90	92	20	519
QTA-29	431525	431.27	431.47	0.20	0.025	2.5	4	4520	7740	98	3300	712
QTA-29	431526	431.47	433.00	1.53	0.025	2.5	1	15	66	218	23	557
QTA-29	431527	433.00	433.50	0.50	0.025	9	6.1	17	130	267	50	861
QTA-29	431528	433.50	433.60	0.10	0.26	62	48.8	4680	22500	6850	3710	471
QTA-29	431529	433.60	434.00	0.40	0.025	2.5	2.2	23	111	156	37	988
QTA-29	431530	439.40	439.66	0.26	0.025	2.5	4.2	184	168	132	134	872
QTA-29	431531	439.66	440.94	1.28	0.025	2.5	1.5	38	345	337	40	613
QTA-29	431532	440.94	441.80	0.86	0.025	2.5	7.6	1160	624	196	862	912
QTA-29	431533	441.80	442.18	0.38	0.1	11	13.6	538	1785	3560	432	1180
QTA-29	431534	442.18	442.68	0.50	0.025	2.5	2.4	18	75	455	60	1580
QTA-29	431535	442.68	442.90	0.22	0.025	2.5	0.8	10	85	213	29	876
QTA-29	431536	454.25	455.35	1.10	0.025	2.5	3.4	16	415	118	47	567
QTA-29	431537	455.35	455.55	0.20	0.13	2.5	7.1	11900	3270	4060	9500	1440
QTA-29	431538	455.55	455.92	0.37	0.025	2.5	1.5	37	75	122	59	953
QTA-29	431539	455.92	456.05	0.13	0.025	6	10.3	24	154	132	49	665
QTA-29	431540	456.05	456.15	0.10	0.26	18	24	6660	1530	636	5080	1320
QTA-29	431541	456.15	457.00	0.85	0.025	2.5	3.1	24	110	217	47	765
QTA-29	431542	457.00	458.53	1.53	0.025	2.5	2.4	23	92	138	34	719
QTA-29	431543	458.53	459.08	0.55	0.06	20	24.1	73	275	208	136	2170
QTA-29	431544	476.59	477.15	0.56	0.025	14	17.5	2440	6040	200	259	746
QTA-29	431545	478.20	478.65	0.45	0.025	2.5	1.7	27	145	229	37	701
QTA-29	431546	478.65	478.75	0.10	0.07	24	26	13300	6130	930	>10000	1205
QTA-29	431547	478.75	479.20	0.45	<0.05	<5	1.5	32	101	249	51	659
QTA-30	431548	15.60	16.45	0.85	0.025	<5	0.3	22	109	129	43	651
QTA-30	431549	16.45	16.80	0.35	0.025	<5	0.3	19	106	112	18	433
QTA-30	431550	16.90	19.00	2.10	0.025	<5	0.3	16	107	838	44	775
QTA-30	431551	19.00	19.90	0.90	0.18	<5	2.9	16	95	989	59	1430
QTA-30	431552	19.90	20.42	0.52	0.24	<5	0.6	15	115	1870	63	1245
QTA-30	431553	20.42	22.25	1.83	0.025	<5	0.6	12	96	655	89	1090
QTA-30	431554	22.25	23.70	1.45	0.025	<5	0.2	22	103	545	59	673
QTA-30	431555	23.70	24.30	0.60	0.07	<5	1.3	18	102	593	49	428
QTA-30	431556	24.30	25.30	1.00	0.07	6	2.9	22	150	2550	95	1130
QTA-30	431557	25.30	27.10	1.80	0.025	<5	0.6	15	96	318	38	708
QTA-30	431558	30.90	31.50	0.60	0.025	<5	<0.2	19	118	51	21	558
QTA-30	431559	31.50	33.00	1.50	0.025	<5	<0.2	16	115	26	14	424
QTA-30	431560	33.00	34.20	1.20	0.025	<5	<0.2	10	104	30	9	469
QTA-30	431561	34.20	34.46	0.26	0.025	<5	<0.2	65	65	68	81	1915
QTA-30	431562	34.46	35.00	0.54	0.025	<5	<0.2	20	99	20	20	571
QTA-30	431563	35.00	36.35	1.35	0.025	<5	0.3	21	169	1700	41	832
QTA-30	431564	36.35	37.70	1.35	0.025	<5	<0.2	11	97	40	24	767
QTA-30	431565	37.70	38.82	1.12	0.025	<5	<0.2	14	99	34	13	642
QTA-30	431566	38.82	40.60	1.78	0.025	<5	<0.2	15	98	28	12	480
QTA-30	431567	40.60	40.83	0.23	0.025	<5	<0.2	15	97	28	13	314
QTA-30	431568	40.83	42.10	1.27	0.025	<5	<0.2	13	98	29	9	452
QTA-30	431569	42.10	43.20	1.10	0.025	<5	<0.2	17	100	28	13	524
QTA-30	431570	43.20	43.60	0.40	0.025	<5	<0.2	14	98	36	14	442
QTA-30	431571	43.60	43.75	0.15	0.025	<5	<0.2	12	101	38	12	637
QTA-30	431572	43.75	44.70	0.95	0.025	<5	<0.2	10	103	33	11	364
QTA-30	431573	44.70	44.85	0.15	0.025	<5	<0.2	17	95	28	14	511
QTA-30	431574	47.23	49.15	1.92	0.025	<5	3.4	33	170	906	84	1185

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 39 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-30	431575	54.90	55.10	0.20	0.025	<5	0.2	14	57	42	22	2010
QTA-30	431576	55.10	55.39	0.29	0.025	<5	<0.2	29	109	101	8	474
QTA-30	431577	55.39	56.20	0.81	0.025	<5	1.4	15	100	108	32	850
QTA-30	431578	56.20	57.55	1.35	0.025	<5	0.2	12	101	82	15	573
QTA-30	431579	57.55	59.00	1.45	0.025	<5	<0.2	17	118	59	8	364
QTA-30	431580	59.00	59.60	0.60	0.025	<5	0.2	15	110	35	5	393
QTA-30	431581	61.90	62.20	0.30	0.025	<5	0.3	15	90	35	7	553
QTA-30	431582	63.80	63.95	0.15	0.025	<5	<0.2	11	100	65	13	531
QTA-30	431583	64.50	64.60	0.10	0.025	<5	0.2	7	106	152	15	390
QTA-30	431584	67.70	68.10	0.40	0.025	<5	0.5	13	108	97	23	689
QTA-30	431585	69.61	70.70	1.09	0.6	83	84.5	190	472	7780	148	3510
QTA-30	431586	70.70	71.60	0.90	0.025	<5	0.6	17	107	307	29	998
QTA-30	431587	71.60	71.87	0.27	0.025	<5	0.5	12	100	102	33	1275
QTA-30	431588	71.87	73.10	1.23	0.025	<5	0.4	15	109	438	32	1165
QTA-30	431589	73.10	73.30	0.20	0.025	<5	0.3	14	110	126	20	923
QTA-30	431590	73.30	74.45	1.15	0.025	<5	0.4	12	105	236	42	916
QTA-30	431591	74.45	75.00	0.55	0.14	<5	1.4	44	142	6080	52	1070
QTA-30	431592	75.00	76.60	1.60	0.025	<5	0.2	11	96	156	11	528
QTA-30	431593	76.60	76.80	0.20	0.025	<5	0.2	11	124	408	18	340
QTA-30	431594	76.80	78.20	1.40	0.025	<5	<0.2	13	106	187	19	457
QTA-30	431595	78.20	78.46	0.26	0.025	<5	0.2	41	107	234	35	632
QTA-30	431596	78.46	79.40	0.94	0.025	<5	0.2	14	104	178	24	378
QTA-30	431597	79.40	80.82	1.42	0.025	<5	<0.2	25	108	109	27	632
QTA-30	431598	80.82	81.08	0.26	0.025	<5	<0.2	17	112	49	13	441
QTA-30	431599	81.08	82.40	1.32	0.025	<5	<0.2	14	108	56	20	373
QTA-30	431600	82.40	82.90	0.50	0.025	<5	0.2	78	105	126	44	1090
QTA-30	431601	82.90	84.32	1.42	0.025	<5	<0.2	22	100	60	13	524
QTA-30	431602	84.32	86.00	1.68	0.025	<5	<0.2	18	104	108	11	467
QTA-30	431603	86.00	87.00	1.00	0.025	<5	<0.2	13	104	142	14	426
QTA-30	431604	87.00	89.00	2.00	0.025	<5	<0.2	13	102	301	24	390
QTA-30	431605	89.00	90.40	1.40	0.025	<5	<0.2	20	106	146	12	405
QTA-30	431606	90.40	90.55	0.15	0.025	<5	0.2	19	74	357	28	616
QTA-30	431607	90.55	90.80	0.25	0.025	<5	<0.2	18	96	84	14	441
QTA-30	431608	125.17	125.93	0.76	0.025	<5	1.5	17	120	1705	36	1505
QTA-30	431609	125.93	126.05	0.12	2.01	82	99.2	1380	5130	>10000	1715	6580
QTA-30	431610	131.34	131.54	0.20	0.025	49	60.3	297	1335	2190	280	3140
QTA-30	431611	131.54	131.74	0.20	0.025	<5	5.6	23	92	595	69	1075
QTA-30	431612	133.00	134.00	1.00	0.025	<5	0.3	14	99	132	19	563
QTA-30	431613	178.60	180.00	1.40	0.025	<5	2.8	24	138	938	191	1040
QTA-30	431614	180.00	182.00	2.00	0.025	9	10.3	21	141	1625	70	978
QTA-30	431615	182.00	183.10	1.10	0.025	15	14.3	67	131	1090	41	1280
QTA-30	431616	183.10	185.00	1.90	0.025	<5	1.1	12	103	447	38	529
QTA-30	431617	185.00	187.00	2.00	0.025	<5	3.1	78	223	397	36	807
QTA-30	431618	187.00	189.00	2.00	0.025	<5	2.6	18	93	267	18	698
QTA-30	431619	189.00	190.50	1.50	0.025	<5	0.4	9	110	184	22	466
QTA-30	431620	190.50	191.60	1.10	0.025	<5	1.2	5	95	232	26	690
QTA-30	431621	191.60	191.90	0.30	0.025	6	7.8	76	228	433	42	954
QTA-30	431622	198.65	198.95	0.30	0.025	8	4.2	21	65	392	70	622
QTA-30	431623	204.60	205.00	0.40	0.025	6	5.6	22	87	576	45	996
QTA-30	431624	225.20	225.50	0.30	0.025	<5	2.9	23	108	239	24	979
QTA-30	431625	258.05	259.00	0.95	0.025	<5	0.3	16	106	127	22	569
QTA-30	431626	259.56	260.10	0.54	0.025	<5	0.5	20	109	135	20	542
QTA-30	431627	264.70	264.90	0.20	0.025	5	2	243	47	182	110	738
QTA-30	431628	264.90	265.10	0.20	0.025	<5	2.7	29	17	551	29	1150
QTA-30	431629	267.20	268.40	1.20	0.025	<5	1.7	20	125	378	18	581
QTA-30	431630	268.40	268.65	0.25	0.025	<5	7.9	55	163	1270	47	1965
QTA-30	431631	268.65	270.00	1.35	0.025	<5	1.9	19	118	653	39	726
QTA-30	431632	270.00	270.50	0.50	0.025	<5	0.8	14	106	442	24	684
QTA-30	431633	270.50	272.40	1.90	0.025	<5	3	21	106	534	47	1055
QTA-30	431634	272.40	272.50	0.10	0.025	<5	0.5	14	118	349	17	602
QTA-30	431635	272.50	273.10	0.60	0.025	<5	0.7	9	86	399	22	540
QTA-30	431636	278.40	278.70	0.30	0.025	<5	0.4	13	96	211	16	649
QTA-30	431637	285.80	287.00	1.20	0.025	<5	1.3	15	96	241	35	695

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 40 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample	From	To	Width	Au	Ag (FA)	Ag	Pb	Zn	As	Sb	Mn
	Number	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)	ppm	ppm	ppm	ppm	ppm
QTA-30	431638	287.00	287.53	0.53	0.025	<5	1.9	15	85	397	34	738
QTA-30	431639	287.53	288.55	1.02	0.025	<5	1.4	41	158	227	20	665
QTA-30	431640	291.39	292.00	0.61	0.025	<5	0.2	17	110	109	10	486
QTA-30	431641	292.00	293.00	1.00	0.025	<5	0.2	15	110	104	9	402
QTA-30	431642	293.00	293.55	0.55	0.025	<5	<0.2	14	96	114	13	452
QTA-30	431643	293.55	294.44	0.89	0.025	<5	<0.2	11	71	186	13	579
QTA-30	431644	294.44	294.70	0.26	0.025	<5	<0.2	8	70	159	13	480
QTA-30	431645	294.70	296.00	1.30	0.025	<5	1.1	14	83	168	20	538
QTA-30	431646	296.00	297.48	1.48	0.025	<5	<0.2	7	74	146	16	325
QTA-30	431647	297.48	298.60	1.12	0.025	<5	0.2	9	58	202	35	517
QTA-30	431648	298.60	298.70	0.10	0.025	<5	1.5	17	80	480	75	196
QTA-30	431649	298.70	300.00	1.30	0.025	<5	0.4	12	61	321	49	192
QTA-30	431650	300.00	301.75	1.75	0.025	<5	0.6	11	82	309	47	435
QTA-30	431651	301.75	303.00	1.25	0.025	<5	0.2	16	77	1310	126	8
QTA-30	431652	303.00	304.00	1.00	0.025	<5	<0.2	15	122	397	48	8
QTA-30	431653	304.00	305.41	1.41	0.025	5	0.7	13	83	461	73	8
QTA-30	431654	305.41	307.00	1.59	0.025	<5	0.8	10	41	226	28	292
QTA-30	431655	307.00	309.00	2.00	0.025	<5	0.5	16	101	427	33	604
QTA-30	431656	309.00	311.00	2.00	0.025	<5	0.4	14	77	188	14	488
QTA-30	431657	311.00	312.00	1.00	0.025	<5	0.2	6	75	115	9	360
QTA-30	431658	312.00	314.00	2.00	0.025	<5	0.4	11	43	408	47	291
QTA-30	431659	314.00	316.00	2.00	0.025	<5	0.2	7	76	154	19	437
QTA-30	431660	316.00	316.80	0.80	0.025	<5	0.3	10	66	178	18	469
QTA-30	431661	316.80	318.40	1.60	0.025	<5	2.1	19	80	341	41	621
QTA-30	431662	318.40	318.70	0.30	0.025	16	9.9	76	121	1025	154	260
QTA-30	431663	407.00	408.00	1.00	0.025	5	5.1	63	128	420	68	714
QTA-30	431664	411.00	411.90	0.90	0.025	<5	0.4	13	102	106	17	284
QTA-30	431665	479.30	479.70	0.40	0.025	81	97	2550	1970	1965	1045	3370
QTA-30	431666	483.41	483.61	0.20	0.025	<5	6.5	116	50	1525	134	1660
QTA-30	431667	493.48	493.68	0.20	0.025	<5	0.7	27	107	128	12	353
QTA-30	431668	508.20	510.05	1.85	0.025	<5	1.5	13	32	173	16	571
QTA-30	431669	510.05	510.25	0.20	0.025	<5	2.1	70	93	265	26	412
QTA-30	431670	510.25	510.60	0.35	0.025	<5	6	20	54	345	44	566
QTA-30	431671	510.60	511.24	0.64	0.025	97	97	1330	193	419	122	412
QTA-30	431672	511.24	512.57	1.33	0.025	133	133	1110	324	584	224	339
QTA-30	431673	512.57	514.00	1.43	0.025	15	20.1	38	75	436	33	602
QTA-30	431674	514.00	515.31	1.31	0.025	<5	14	201	257	166	59	434
QTA-30	431675	515.31	517.00	1.69	0.025	<5	4.2	226	74	287	26	673
QTA-30	431676	517.00	519.00	2.00	0.025	7	9.7	154	120	484	80	506
QTA-30	431677	519.00	521.00	2.00	0.025	<5	2.3	40	108	126	18	491
QTA-30	431678	521.00	522.60	1.60	0.025	<5	5	38	120	401	26	809
QTA-30	431679	522.60	523.65	1.05	0.025	<5	3.3	38	77	418	30	812
QTA-30	431680	531.80	532.55	0.75	0.025	<5	2.1	115	319	252	12	778
QTA-30	431681	532.55	534.00	1.45	0.025	<5	0.8	54	156	76	5	510
QTA-30	431682	534.00	534.90	0.90	0.025	<5	0.3	7	44	60	4	576
QTA-30	431855	561.96	563.10	1.14	0.025	<5	2	67	74	207	36	549
QTA-30	431683	563.10	563.60	0.50	0.025	<5	1.6	45	90	178	13	556
QTA-30	431684	563.60	563.75	0.15	1.74	224	>100	9430	5320	>10000	3890	1395
QTA-30	431685	563.75	564.10	0.35	0.025	7	6.8	130	202	1150	39	599
QTA-30	431686	564.10	565.60	1.50	0.025	<5	2.6	48	60	164	14	558
QTA-30	431687	565.60	565.65	0.05	0.025	6	6.2	240	5310	690	25	634
QTA-30	431856	565.65	567.71	2.06	0.025	<5	1.7	46	93	234	23	527
QTA-30	431857	567.71	568.76	1.05	0.025	<5	1.1	21	58	95	12	438
QTA-30	431688	568.76	569.10	0.34	0.025	<5	1.6	28	188	71	7	483
QTA-30	431689	569.10	569.20	0.10	0.14	51	56.2	10001	10001	1575	9320	586
QTA-30	431858	569.20	571.20	2.00	0.025	<5	0.9	18	82	116	15	428
QTA-30	431859	571.20	572.00	0.80	0.025	<5	0.9	13	76	384	26	470
QTA-30	431690	572.00	573.70	1.70	0.025	<5	0.6	25	99	55	10	421
QTA-30	431691	573.70	574.00	0.30	0.025	<5	6.2	1560	6680	28	489	442
QTA-30	431860	574.00	576.00	2.00	0.025	<5	1.4	63	112	33	14	488
QTA-30	431861	576.00	578.00	2.00	0.025	<5	4.7	191	476	23	14	440
QTA-30	431862	578.00	580.00	2.00	0.025	<5	1.9	64	235	39	19	386
QTA-30	431863	580.00	580.95	0.95	0.025	<5	0.8	15	78	133	10	425

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 41 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-30	431692	580.95	581.60	0.65	0.025	<5	1.8	49	152	97	13	460
QTA-30	431693	581.60	582.00	0.40	0.025	<5	7.4	2460	2140	63	843	465
QTA-30	431694	582.00	582.40	0.40	0.025	6	6.4	132	197	98	42	593
QTA-30	431695	582.40	582.50	0.10	0.025	136	>100	10001	10001	1175	10001	448
QTA-30	431696	582.50	583.00	0.50	0.025	<5	3.4	263	239	102	85	494
QTA-30	431864	583.00	585.00	2.00	0.025	<5	1.1	16	72	98	11	480
QTA-30	431865	585.00	585.80	0.80	0.025	<5	1	20	59	46	10	453
QTA-30	431697	585.80	586.00	0.20	0.025	7	7.3	669	444	49	32	668
QTA-30	431698	586.00	586.70	0.70	0.025	5	0.9	44	52	45	14	514
QTA-30	431699	586.70	587.04	0.34	0.025	<5	0.6	38	54	56	12	385
QTA-30	431866	587.04	589.04	2.00	0.025	<5	1	53	110	75	9	443
QTA-30	431867	589.04	591.04	2.00	0.025	<5	2.3	61	63	98	11	484
QTA-30	431868	591.04	592.15	1.11	0.025	<5	4.2	224	253	130	19	635
QTA-30	431700	592.15	592.20	0.05	0.13	199	199	42400	103000	637	10001	965
QTA-30	431701	592.20	592.40	0.20	0.025	14	16.4	761	1690	88	99	384
QTA-30	431702	592.40	592.60	0.20	0.025	5	7.5	273	300	73	28	715
QTA-30	431703	592.60	592.65	0.05	0.07	267	267	21900	23400	487	515	497
QTA-30	431704	592.65	593.50	0.85	0.025	10	10.4	432	328	111	23	508
QTA-30	431705	593.50	595.00	1.50	0.025	21	27.1	2100	1255	134	34	547
QTA-30	431706	595.00	596.00	1.00	0.025	5	1.3	31	45	150	9	538
QTA-30	431707	596.00	597.10	1.10	0.025	13	15	1700	1965	148	273	485
QTA-30	431708	597.10	598.00	0.90	0.025	12	13.9	1175	1210	88	151	375
QTA-30	431709	598.00	598.45	0.45	0.06	251	251	21000	21400	663	1160	519
QTA-30	431869	598.45	600.45	2.00	0.025	5	1.8	60	134	100	11	354
QTA-30	431870	600.45	602.45	2.00	0.025	5	1.5	62	84	112	10	539
QTA-30	431871	602.45	604.30	1.85	0.025	5	2.4	94	287	73	9	576
QTA-30	431710	604.30	604.45	0.15	0.025	237	237	24800	13500	628	1325	274
QTA-30	431711	604.45	605.33	0.88	0.025	6	6	337	324	335	15	531
QTA-30	431712	605.33	606.00	0.67	0.025	129	129	22600	17200	934	4680	468
QTA-30	431713	606.00	608.00	2.00	0.025	8	7.7	500	539	1020	23	437
QTA-30	431714	608.00	608.38	0.38	0.025	107	107	9360	6010	734	109	489
QTA-30	431715	608.38	609.00	0.62	0.025	10	10.5	623	224	966	25	472
QTA-30	431716	609.00	609.40	0.40	0.025	5	9	431	479	811	83	461
QTA-30	431717	609.40	609.50	0.10	0.19	584	584	55200	20800	2930	6810	504
QTA-30	431718	609.50	610.00	0.50	0.025	118	118	7090	2860	774	150	374
QTA-30	431719	610.00	610.40	0.40	0.025	5	4.1	247	140	1200	37	414
QTA-30	431720	610.40	611.00	0.60	0.025	5	2.8	141	156	950	35	573
QTA-30	431721	611.00	612.10	1.10	0.025	62	63.8	5390	5560	360	67	447
QTA-30	431722	612.10	614.00	1.90	0.025	22	31.4	2930	2520	206	161	347
QTA-30	431723	614.00	615.10	1.10	0.025	131	97.8	8030	7230	212	330	351
QTA-30	431724	615.10	615.20	0.10	0.13	971	971	91200	98400	317	2710	757
QTA-30	431725	615.20	615.85	0.65	0.025	71	73.2	6630	6190	183	98	425
QTA-30	431726	615.85	616.20	0.35	0.025	26	30.3	2140	1845	56	40	493
QTA-30	431872	616.20	618.20	2.00	0.025	26	26.2	2120	2170	72	64	397
QTA-30	431727	618.20	618.40	0.20	0.025	185	185	15800	13000	276	181	436
QTA-30	431728	618.40	619.00	0.60	0.025	9	1.6	80	71	64	7	422
QTA-30	431729	619.00	619.30	0.30	0.025	5	4	228	240	64	11	427
QTA-30	431730	619.30	619.45	0.15	0.06	773	773	69500	50400	2640	1075	546
QTA-30	431731	619.45	619.80	0.35	0.025	13	12	779	494	66	21	481
QTA-30	431873	619.80	621.80	2.00	0.025	5	2.3	116	140	39	12	474
QTA-30	431874	621.80	623.50	1.70	0.025	5	1.3	111	249	60	6	449
QTA-30	431732	623.50	624.52	1.02	0.025	24	27.2	2070	5880	112	39	499
QTA-30	431733	624.52	625.00	0.48	0.025	37	41.3	2580	3200	79	112	453
QTA-30	431734	625.00	626.00	1.00	0.07	89	100	12400	15500	126	3550	502
QTA-30	431735	626.00	626.80	0.80	0.025	47	50.9	7140	6830	30	2600	495
QTA-30	431736	626.80	626.90	0.10	0.32	121	121	43500	45900	156	10001	423
QTA-30	431737	626.90	628.60	1.70	0.025	35	42.1	5460	5990	63	1520	463
QTA-30	431738	628.60	629.50	0.90	0.025	176	176	21300	18400	909	1890	340
QTA-30	431739	629.50	630.75	1.25	0.025	32	34.8	3170	3310	68	77	454
QTA-30	431740	630.75	631.78	1.03	0.025	65	78.3	7520	6180	128	93	492
QTA-30	431741	631.78	632.33	0.55	0.025	16	21.7	1460	1500	69	34	503
QTA-30	431742	632.33	632.53	0.20	0.025	202	202	21700	14400	1180	245	362
QTA-30	431743	632.53	633.10	0.57	0.025	19	17.4	1530	1300	219	65	445

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 42 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-30	431744	633.10	635.00	1.90	0.025	16	18.1	1335	1525	180	28	471
QTA-30	431745	635.00	635.54	0.54	0.025	20	24.2	2040	1205	156	32	454
QTA-30	431746	635.54	637.40	1.86	0.025	21	27.5	2140	2650	332	38	516
QTA-30	431747	637.40	638.22	0.82	0.025	5	1.2	39	45	66	5	365
QTA-30	431748	638.22	639.20	0.98	0.025	25	29.7	2430	2640	86	48	454
QTA-30	431749	639.20	640.20	1.00	0.025	52	63.6	6850	6360	70	1150	396
QTA-30	431750	640.20	641.70	1.50	0.025	90	96.4	8960	10400	38	737	293
QTA-30	431751	641.70	643.05	1.35	0.025	22	25.5	1880	2110	44	81	297
QTA-30	431752	643.05	643.50	0.45	0.025	25	31.6	2010	1455	74	104	430
QTA-30	431753	643.50	643.60	0.10	0.06	782	782	73700	41000	2820	2190	440
QTA-30	431754	643.60	644.10	0.50	0.025	151	151	11400	11100	278	190	357
QTA-30	431755	644.10	644.96	0.86	0.025	33	39.8	2630	1235	124	45	378
QTA-30	431756	644.96	646.00	1.04	0.025	5	4.6	223	520	52	8	360
QTA-30	431757	646.00	648.00	2.00	0.025	5	2.7	203	162	27	19	457
QTA-30	431758	648.00	648.80	0.80	0.025	13	26.6	2080	2030	13	44	296
QTA-30	431759	648.80	649.20	0.40	0.025	41	54.8	4710	6910	45	49	325
QTA-30	431760	649.20	650.80	1.60	0.025	18	20.7	1805	2380	32	31	475
QTA-30	431761	650.80	652.00	1.20	0.025	18	23.5	2120	2690	24	31	543
QTA-30	431762	652.00	653.95	1.95	0.025	29	27.3	2310	1685	55	34	546
QTA-30	431763	653.95	654.20	0.25	0.07	677	677	65000	38900	1195	808	388
QTA-30	431764	654.20	654.60	0.40	0.025	57	57.8	2510	2250	94	60	603
QTA-30	431765	654.60	654.80	0.20	0.025	26	20.6	2420	531	524	38	309
QTA-30	431766	654.80	655.45	0.65	0.025	26	27.1	1980	1660	398	57	407
QTA-30	431767	655.45	655.65	0.20	0.07	186	186	18300	30900	977	699	411
QTA-30	431768	655.65	656.05	0.40	0.025	10	8	568	365	54	26	411
QTA-30	431769	656.05	656.50	0.45	0.025	137	137	13400	13600	564	130	770
QTA-30	431770	656.50	657.30	0.80	0.025	39	39.6	2920	2870	253	47	334
QTA-30	431771	657.30	657.45	0.15	0.025	42	45.4	4740	4100	55	45	364
QTA-30	431772	657.45	658.00	0.55	0.13	216	216	25500	26100	5520	215	368
QTA-30	431773	658.00	660.00	2.00	0.025	42	38.9	4550	3350	102	47	510
QTA-30	431774	660.00	662.00	2.00	0.025	47	41.9	3670	3620	150	42	429
QTA-30	431775	662.00	663.60	1.60	0.025	42	36.8	3120	2680	424	43	347
QTA-30	431776	663.60	664.50	0.90	0.06	160	160	18700	15900	983	406	396
QTA-30	431777	664.50	665.20	0.70	0.025	70	71	5850	2460	535	1360	387
QTA-30	431778	665.20	666.40	1.20	0.025	5	7.9	1255	1045	238	455	419
QTA-30	431779	666.40	666.65	0.25	0.07	18	21.8	1435	3480	451	464	358
QTA-30	431780	666.65	666.90	0.25	0.025	12	11.8	1310	2810	160	80	265
QTA-30	431781	666.90	668.00	1.10	0.025	5	3	109	152	278	26	201
QTA-30	431782	668.00	669.15	1.15	0.51	7	12.4	734	724	232	44	363
QTA-30	431783	669.15	669.60	0.45	0.025	5	3.6	247	232	324	27	330
QTA-30	431784	669.60	669.95	0.35	0.025	5	1.7	96	145	212	15	438
QTA-30	431785	669.95	670.40	0.45	0.025	22	22.4	1790	1365	261	133	367
QTA-30	431786	670.40	670.54	0.14	0.13	270	270	21200	28100	440	1290	593
QTA-30	431787	670.54	671.20	0.66	0.025	21	24.1	983	823	271	38	355
QTA-30	431788	671.20	673.00	1.80	0.025	9	12.8	1150	1085	157	24	402
QTA-30	431789	673.00	675.00	2.00	0.025	5	3.9	240	198	160	13	333
QTA-30	431790	675.00	675.60	0.60	0.025	5	5.1	369	527	346	23	388
QTA-30	431791	675.60	676.00	0.40	0.025	127	127	8760	4990	395	485	552
QTA-30	431792	676.00	678.00	2.00	0.025	12	13.9	543	923	808	58	1225
QTA-30	431793	678.00	678.80	0.80	0.025	41	41.8	2540	2420	1040	290	1300
QTA-30	431794	678.80	679.40	0.60	0.025	77	77.4	6830	13200	778	133	442
QTA-30	431795	679.40	679.75	0.35	0.025	17	35.7	2540	2960	1145	80	377
QTA-30	431796	679.75	680.60	0.85	0.025	16	16.1	702	788	1255	208	1475
QTA-30	431797	680.60	681.09	0.49	0.025	30	30.4	966	1070	3000	261	903
QTA-30	431798	681.09	682.20	1.11	0.025	10	9	472	475	519	52	619
QTA-30	431799	682.20	682.70	0.50	0.025	168	168	11700	19200	681	1010	498
QTA-30	431800	682.70	683.30	0.60	0.025	86	87.2	5630	5750	390	266	326
QTA-30	431801	683.30	685.00	1.70	0.025	18	20.1	1465	2220	312	132	482
QTA-30	431802	685.00	686.90	1.90	0.025	10	9.8	655	928	259	52	533
QTA-30	431803	686.90	687.15	0.25	0.025	14	11.4	1715	7760	135	435	447
QTA-30	431804	687.15	687.63	0.48	0.025	54	47.4	3410	13700	776	531	459
QTA-30	431805	687.63	689.32	1.69	0.025	14	19.6	1545	3410	221	54	426
QTA-30	431806	689.32	689.50	0.18	0.025	131	131	8530	39600	518	503	675

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 43 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-30	431807	689.50	691.00	1.50	0.025	<5	1.7	42	134	86	12	470
QTA-30	431808	691.00	693.00	2.00	0.025	<5	1.4	62	400	385	20	408
QTA-30	431809	693.00	693.50	0.50	0.025	<5	0.7	9	44	65	12	491
QTA-30	431810	693.50	694.00	0.50	0.025	<5	0.6	10	48	72	18	485
QTA-30	431811	694.00	696.00	2.00	0.025	<5	0.4	10	53	116	10	417
QTA-30	431812	696.00	698.00	2.00	0.025	5	3.2	312	272	48	13	363
QTA-30	431813	698.00	699.70	1.70	0.025	<5	2.3	126	146	226	37	397
QTA-30	431814	699.70	700.00	0.30	0.025	16	16.6	879	1350	283	123	502
QTA-30	431815	700.00	701.20	1.20	0.025	21	19.8	1255	773	279	168	504
QTA-30	431816	701.20	701.30	0.10	0.26	31	42.7	24200	22800	891	>10000	907
QTA-30	431817	701.30	701.60	0.30	0.025	<5	4.1	242	568	271	91	542
QTA-30	431818	701.60	703.00	1.40	0.025	<5	2.4	120	162	100	30	370
QTA-30	431819	703.00	705.00	2.00	0.025	<5	0.8	32	54	42	17	360
QTA-30	431820	705.00	707.00	2.00	0.025	<5	5.6	345	502	80	38	336
QTA-30	431821	707.00	709.00	2.00	0.025	<5	1.2	40	195	70	28	363
QTA-30	431822	709.00	709.80	0.80	0.025	<5	1.5	53	40	77	20	365
QTA-30	431823	709.80	710.80	1.00	0.025	12	13.8	837	6980	285	290	438
QTA-30	431824	710.80	712.55	1.75	0.025	<5	0.7	14	47	96	23	359
QTA-30	431825	712.55	712.93	0.38	0.025	<5	0.8	14	43	36	12	389
QTA-30	431826	712.93	714.50	1.57	0.025	<5	0.9	21	42	38	12	376
QTA-30	431827	714.50	714.90	0.40	0.025	41	38.1	4110	35300	116	968	589
QTA-30	431828	714.90	716.00	1.10	0.025	7	3.2	165	182	53	56	519
QTA-30	431829	716.00	717.00	1.00	0.025	<5	1.6	39	71	33	32	358
QTA-30	431830	717.00	719.00	2.00	0.025	<5	0.8	14	86	30	12	330
QTA-30	431831	719.00	721.00	2.00	0.07	<5	0.6	12	48	31	9	335
QTA-30	431832	721.00	723.00	2.00	0.1	<5	3.9	768	1140	98	191	444
QTA-30	431833	723.00	725.00	2.00	0.025	<5	1.7	47	205	63	17	321
QTA-30	431834	725.00	727.00	2.00	0.025	<5	1.4	34	200	44	18	315
QTA-30	431835	727.00	728.00	1.00	0.99	<5	3.2	90	2050	150	34	500
QTA-30	431836	728.00	728.90	0.90	0.025	<5	1.5	38	52	23	15	398
QTA-30	431837	728.90	730.82	1.92	0.025	21	23.4	1225	1625	191	96	427
QTA-30	431838	730.82	732.00	1.18	0.025	55	64.9	4120	5250	373	609	472
QTA-30	431839	732.00	732.25	0.25	0.025	134	134	8600	15900	313	489	512
QTA-30	431840	732.25	733.25	1.00	0.025	5	4.3	182	232	190	62	438
QTA-30	431841	733.25	733.40	0.15	0.26	93	93	29600	53400	9520	10001	915
QTA-30	431842	733.40	733.58	0.18	0.025	64	78.2	4570	5150	110	397	691
QTA-30	431843	733.58	735.00	1.42	0.025	17	22.9	1960	1690	80	323	367
QTA-30	431844	735.00	737.00	2.00	0.025	5	1.1	40	70	24	24	414
QTA-30	431845	737.00	738.50	1.50	0.025	7	11.8	1240	1230	31	213	437
QTA-30	431846	738.50	738.60	0.10	0.32	295	295	42400	135000	196	10001	824
QTA-30	431847	756.00	757.30	1.30	0.025	5	2	98	282	369	52	456
QTA-30	431848	757.30	758.30	1.00	0.025	5	1.8	95	181	65	33	363
QTA-30	431849	758.30	758.50	0.20	0.025	208	208	16200	9900	166	232	347
QTA-30	431850	758.50	758.70	0.20	0.025	443	443	43500	48700	260	2850	664
QTA-30	431851	758.70	759.00	0.30	0.025	5	7.5	1055	215	12	122	379
QTA-30	431852	759.00	761.00	2.00	0.025	5	1.6	103	123	120	27	492
QTA-30	431853	761.00	761.50	0.50	0.025	19	25	582	1100	5860	347	666
QTA-30	431854	761.50	761.70	0.20	0.24	313	313	22300	18900	10001	7440	1695
QTA-31	431875	25.00	25.15	0.15	0.025	<5	0.2	60	146	35	11	949
QTA-31	431876	25.15	25.40	0.25	0.025	<5	0.3	18	186	46	17	605
QTA-31	431877	27.81	28.41	0.60	0.025	5	1	11	127	271	16	830
QTA-31	431878	31.50	31.70	0.20	0.14	8	1.8	15	113	848	28	646
QTA-31	431879	32.50	33.00	0.50	0.025	<5	0.6	20	176	51	15	471
QTA-31	431880	46.10	46.30	0.20	0.025	13	10.8	159	168	799	41	1180
QTA-31	431881	51.25	51.40	0.15	0.025	<5	0.2	16	100	77	12	593
QTA-31	431882	60.80	61.00	0.20	0.025	5	2.2	19	84	378	72	1110
QTA-31	431883	61.00	61.40	0.40	0.025	9	9.5	58	126	399	59	1910
QTA-31	431884	62.30	62.79	0.49	0.025	20	18.7	84	271	252	70	605
QTA-31	431885	64.20	65.60	1.40	0.025	10	10.1	34	164	788	131	1085
QTA-31	431886	76.80	77.00	0.20	0.025	7	2.3	10	69	140	39	550
QTA-31	431887	77.00	77.30	0.30	0.025	11	5.8	41	122	734	94	2090
QTA-31	431888	77.30	78.13	0.83	0.07	53	61	428	150	620	152	2480
QTA-31	431889	78.13	80.00	1.87	0.24	10	7.3	38	206	382	29	1180

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 44 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-31	431890	80.00	82.20	2.20	0.025	7	1.6	12	126	255	26	1285
QTA-31	431891	82.20	82.50	0.30	0.31	6	2.5	18	132	557	31	897
QTA-31	431892	82.50	83.00	0.50	0.025	5	2.7	17	99	327	39	1255
QTA-31	431893	83.00	83.15	0.15	0.1	5	2.3	19	96	348	41	1705
QTA-31	431894	83.15	84.00	0.85	0.16	11	7.3	25	67	469	66	1550
QTA-31	431895	84.00	86.00	2.00	0.025	40	34.5	226	1150	193	92	1295
QTA-31	431896	86.00	87.80	1.80	0.1	41	35.5	404	1980	261	164	1305
QTA-31	431897	87.80	88.10	0.30	0.14	26	20.3	203	719	314	76	1680
QTA-31	431898	88.10	90.00	1.90	0.025	19	17.9	126	440	273	57	1375
QTA-31	431899	90.00	92.00	2.00	0.025	2.5	1.5	17	118	190	18	1260
QTA-31	431900	92.00	93.00	1.00	0.025	6	4.9	180	399	208	78	1680
QTA-31	431901	93.00	94.60	1.60	0.025	12	4.9	21	124	271	26	1555
QTA-31	431902	94.60	94.90	0.30	0.025	16	11.3	23	136	146	39	1180
QTA-31	431903	94.90	96.00	1.10	0.38	22	17.7	28	142	621	57	1180
QTA-31	431904	96.00	97.20	1.20	0.025	21	19.5	36	138	455	54	1550
QTA-31	431905	97.20	99.00	1.80	0.025	26	25.9	55	198	353	57	1315
QTA-31	431906	99.00	99.50	0.50	0.17	80	79.9	464	1710	561	256	1900
QTA-31	431907	99.50	102.00	2.50	0.1	23	20.2	60	256	466	57	1190
QTA-31	431908	102.00	102.21	0.21	0.28	151	151	3270	3130	717	1500	2300
QTA-31	431909	102.21	103.30	1.09	0.2	26	24	45	522	674	62	1195
QTA-31	431910	103.30	105.00	1.70	0.21	21	17.6	29	173	769	46	1390
QTA-31	431911	105.00	105.65	0.65	0.1	13	14.9	14	146	517	30	1215
QTA-31	431912	105.65	107.00	1.35	0.16	25	22.3	33	194	554	42	1045
QTA-31	431913	107.00	108.10	1.10	0.1	14	12	64	148	242	55	1350
QTA-31	431914	108.00	108.90	0.90	0.17	35	33.7	154	182	533	105	1340
QTA-31	431915	108.90	110.20	1.30	0.18	18	18.2	29	120	450	40	1445
QTA-31	431916	110.20	110.63	0.43	0.1	16	35.9	137	130	534	87	1200
QTA-31	431917	110.63	112.00	1.37	0.025	7	3	10	99	365	18	1010
QTA-31	431918	112.00	113.60	1.60	0.025	2.5	2.2	12	102	574	30	1135
QTA-31	431919	113.60	113.90	0.30	0.17	9	6.8	19	80	1180	36	1125
QTA-31	431920	113.90	114.71	0.81	0.24	15	16.5	21	119	1025	45	1700
QTA-31	431921	114.71	115.50	0.79	0.39	20	18.8	74	172	1465	55	1285
QTA-31	431922	115.50	116.70	1.20	0.07	15	13.5	34	124	232	42	1130
QTA-31	431923	116.70	118.00	1.30	0.2	8	8.4	17	80	612	40	1345
QTA-31	431924	118.00	120.40	2.40	0.23	16	15.3	27	250	368	43	1240
QTA-31	431925	120.40	121.30	0.90	0.18	40	51.1	304	378	582	130	1465
QTA-31	431926	121.30	123.00	1.70	0.025	13	12.2	79	174	456	54	1385
QTA-31	431927	123.00	124.05	1.05	0.1	14	11.6	19	86	500	35	1195
QTA-31	431928	124.05	124.52	0.47	0.17	25	23.4	88	207	478	63	1425
QTA-31	431929	124.52	126.00	1.48	0.16	15	16	29	210	645	38	1525
QTA-31	431930	126.00	128.00	2.00	0.025	<5	1.6	13	92	102	19	1120
QTA-31	431931	128.00	130.00	2.00	0.025	5	3	16	135	128	16	1135
QTA-31	431932	130.00	132.00	2.00	0.025	<5	2.1	59	165	188	38	1235
QTA-31	431933	132.00	134.00	2.00	0.2	<5	5.5	29	114	751	23	1290
QTA-31	431934	134.00	134.20	0.20	0.35	14	13.5	35	203	628	29	1160
QTA-31	431935	134.20	135.30	1.10	0.17	11	11	39	174	394	36	1415
QTA-31	431936	135.30	136.50	1.20	0.07	14	15.6	22	152	248	44	1095
QTA-31	431937	136.50	137.75	1.25	0.13	15	16.8	31	116	439	42	1270
QTA-31	431938	137.75	138.99	1.24	0.07	39	38.5	285	545	409	202	1375
QTA-31	431939	138.99	139.50	0.51	0.14	14	14.8	65	81	709	111	1220
QTA-31	431940	139.50	139.90	0.40	0.1	15	14.1	20	127	290	46	979
QTA-31	431941	139.90	140.90	1.00	0.07	95	95	226	959	436	236	1540
QTA-31	431942	140.90	143.00	2.10	0.17	12	14.1	26	154	539	44	1275
QTA-31	431943	143.00	144.70	1.70	0.1	136	136	525	761	645	383	1460
QTA-31	431944	144.70	145.30	0.60	0.05	54	60.4	117	234	504	122	1240
QTA-31	431945	145.30	146.30	1.00	0.05	17	17.6	29	120	447	55	1080
QTA-31	431946	146.30	146.73	0.43	0.05	19	23	27	157	455	59	1245
QTA-31	431947	146.73	147.37	0.64	0.05	17	18.6	76	95	614	62	1390
QTA-31	431948	147.37	148.50	1.13	0.05	28	26.6	145	134	498	84	1315
QTA-31	431949	148.50	148.70	0.20	0.07	33	35.3	555	482	373	215	1310
QTA-31	431950	148.70	150.00	1.30	0.07	13	18.4	90	207	341	52	1430
QTA-31	431951	150.00	151.00	1.00	0.13	14	18	100	272	513	63	1170
QTA-31	431952	151.00	153.20	2.20	0.14	19	22.4	69	140	728	57	2050

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 45 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-31	431953	153.20	153.33	0.13	0.45	121	121	2030	637	1270	852	4000
QTA-31	431954	153.33	153.73	0.40	0.2	13	13	76	70	551	33	1125
QTA-31	431955	153.73	155.00	1.27	0.07	13	15.1	29	128	474	36	1320
QTA-31	431956	155.00	156.60	1.60	0.05	14	16.3	10	91	495	29	1375
QTA-31	431957	156.60	157.38	0.78	0.3	37	39.9	270	234	886	121	1065
QTA-31	431958	157.38	158.10	0.72	1.06	262	262	8960	24700	2010	2140	1340
QTA-31	431959	158.10	158.30	0.20	0.85	620	620	17000	16300	2000	4950	2970
QTA-31	431960	158.30	159.90	1.60	0.2	96	89.4	1555	4270	688	545	1145
QTA-31	431961	159.90	160.10	0.20	1.53	1105	1105	12900	22000	2650	3350	2390
QTA-31	431962	160.10	161.40	1.30	0.17	93	94.2	1185	470	506	219	952
QTA-31	431963	161.40	162.30	0.90	0.07	13	14.8	50	180	248	36	1070
QTA-31	431964	162.30	164.00	1.70	0.025	<5	2.6	19	104	140	17	1100
QTA-31	431965	164.00	166.00	2.00	0.025	<5	1.2	10	87	40	7	798
QTA-31	431966	166.00	168.00	2.00	0.025	<5	1	14	80	30	7	921
QTA-31	431967	168.00	170.00	2.00	0.025	<5	0.7	12	87	26	6	758
QTA-31	431968	170.00	172.00	2.00	0.025	<5	0.6	11	94	41	7	724
QTA-31	431969	172.00	174.00	2.00	0.025	<5	0.9	14	103	85	8	1100
QTA-31	431970	174.00	176.00	2.00	0.025	<5	1.1	18	82	81	9	1010
QTA-31	431971	176.00	178.00	2.00	0.1	<5	1.5	47	230	398	11	1025
QTA-31	431972	178.00	180.00	2.00	0.1	<5	1	11	83	372	10	982
QTA-31	431973	180.00	182.00	2.00	0.025	<5	0.4	6	93	31	6	672
QTA-31	431974	182.00	184.00	2.00	0.025	<5	0.5	8	94	37	9	726
QTA-31	431975	184.00	186.00	2.00	0.025	<5	1.8	12	118	232	15	784
QTA-31	431976	186.00	187.15	1.15	0.025	65	68.3	395	468	180	140	861
QTA-31	431977	187.15	189.70	2.55	0.025	27	26.8	142	378	181	62	1120
QTA-31	431978	189.70	191.00	1.30	0.07	22	16.3	102	257	359	62	1110
QTA-31	431979	191.00	192.80	1.80	0.07	22	21.3	288	268	409	183	1230
QTA-31	431980	192.80	194.92	2.12	0.1	8	7	11	97	447	22	789
QTA-31	431981	194.92	197.00	2.08	0.025	<5	0.7	4	93	60	11	637
QTA-31	431982	197.00	199.00	2.00	0.025	<5	0.6	4	89	33	9	558
QTA-31	431983	199.00	200.80	1.80	0.025	<5	0.4	14	102	74	12	537
QTA-31	431984	200.80	202.00	1.20	0.025	<5	0.4	9	88	32	10	487
QTA-31	431985	202.00	202.50	0.50	0.025	<5	0.5	15	114	39	12	375
QTA-31	431986	202.50	204.00	1.50	0.025	<5	0.4	8	105	38	10	506
QTA-31	431987	204.00	205.00	1.00	0.025	<5	0.3	6	88	33	7	615
QTA-31	431988	205.00	206.30	1.30	0.025	<5	0.4	6	94	47	10	615
QTA-31	431989	206.30	208.00	1.70	0.025	<5	0.2	5	85	36	8	511
QTA-31	431990	208.00	208.70	0.70	0.025	<5	0.2	7	82	37	8	391
QTA-31	431991	208.70	209.00	0.30	0.025	<5	0.2	12	85	76	17	360
QTA-31	431992	209.00	211.00	2.00	0.025	<5	0.2	13	79	26	6	585
QTA-31	431993	211.00	211.90	0.90	0.025	<5	0.3	11	77	35	10	476
QTA-31	431994	211.90	213.30	1.40	0.025	<5	0.4	13	84	51	10	443
QTA-31	431995	213.30	215.00	1.70	0.025	<5	0.4	10	114	49	9	456
QTA-31	431996	215.00	217.00	2.00	0.025	<5	0.4	12	86	30	15	483
QTA-31	431997	217.00	219.00	2.00	0.025	<5	0.3	12	87	32	9	470
QTA-31	431998	219.00	221.00	2.00	0.025	<5	0.2	13	95	35	17	451
QTA-31	431999	221.00	223.00	2.00	0.025	<5	0.6	14	118	41	9	473
QTA-31	432000	223.00	225.00	2.00	0.025	<5	0.5	14	91	27	14	521
QTA-31	435001	225.00	227.00	2.00	0.025	<5	0.4	12	96	25	13	521
QTA-31	435002	227.00	229.00	2.00	0.025	<5	0.3	14	95	36	11	503
QTA-31	435003	229.00	231.00	2.00	0.025	<5	0.5	11	103	56	10	530
QTA-31	435004	231.00	233.00	2.00	0.025	23	23.9	158	274	203	85	751
QTA-31	435005	233.00	234.90	1.90	0.07	8	7.8	32	153	322	36	877
QTA-31	435006	234.90	235.69	0.79	0.025	2.5	1.2	17	188	255	20	1155
QTA-31	435007	235.69	237.40	1.71	0.07	9	7.2	36	244	355	36	954
QTA-31	435008	237.40	237.60	0.20	1.21	556	556	5950	11200	2520	3070	1635
QTA-31	435009	237.60	238.30	0.70	0.025	16	18.2	89	145	449	81	957
QTA-31	435010	238.30	238.69	0.39	0.1	80	86.6	681	1265	650	305	918
QTA-31	435011	238.69	240.00	1.31	0.19	48	50.1	313	534	607	181	1050
QTA-31	435012	240.00	241.30	1.30	0.025	29	35.4	446	231	576	222	1310
QTA-31	435013	241.30	241.50	0.20	0.31	575	575	7420	8340	1220	3350	1560
QTA-31	435014	241.50	241.80	0.30	0.025	6	6.9	40	49	290	46	507
QTA-31	435015	241.80	242.20	0.40	0.61	1750	1750	25900	19600	2050	10001	3570

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 46 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-31	435016	242.20	243.00	0.80	0.025	<5	6.9	77	96	522	64	442
QTA-31	435017	243.00	245.00	2.00	0.025	<5	6.6	87	133	394	56	751
QTA-31	435018	245.00	247.00	2.00	0.1	10	12.6	124	182	299	61	1115
QTA-31	435019	247.00	249.00	2.00	0.025	<5	1.6	16	156	57	13	937
QTA-31	435020	249.00	251.00	2.00	0.025	<5	2.9	25	125	399	43	953
QTA-31	435021	251.00	253.00	2.00	0.025	6	13.6	62	143	76	48	914
QTA-31	435022	253.00	255.00	2.00	0.025	<5	3.5	50	175	116	34	943
QTA-31	435023	255.00	257.00	2.00	0.025	6	5.4	33	109	485	48	930
QTA-31	435024	257.00	258.60	1.60	0.025	<5	2.6	31	150	333	32	891
QTA-31	435025	258.60	258.95	0.35	0.44	65	71	1450	2030	3770	624	1720
QTA-31	435026	258.95	260.00	1.05	0.07	23	24.6	107	234	515	92	1035
QTA-31	435027	260.00	262.00	2.00	0.025	21	21.6	186	188	338	107	1175
QTA-31	435028	262.00	264.00	2.00	0.025	17	17.1	156	169	247	83	1115
QTA-31	435029	264.00	266.00	2.00	0.025	15	17.5	185	204	198	110	1020
QTA-31	435030	266.00	268.00	2.00	0.025	11	8.4	98	164	156	73	996
QTA-31	435031	268.00	270.00	2.00	0.07	62	67	907	511	301	572	1085
QTA-31	435032	270.00	272.00	2.00	0.025	95	95	841	760	362	501	1275
QTA-31	435033	299.95	302.00	2.05	0.025	5	2.9	50	147	46	26	675
QTA-31	435034	302.00	304.00	2.00	0.025	8	2.8	45	124	30	23	742
QTA-31	435035	304.00	305.12	1.12	0.025	<5	2.3	13	96	86	14	693
QTA-31	435272	305.12	307.25	2.13	<0.05	<5	2.5	20	114	60	10	662
QTA-31	435036	307.25	307.45	0.20	0.07	492	492	3030	3720	533	1910	1135
QTA-31	435037	307.45	307.75	0.30	0.07	206	206	1625	1000	429	971	1130
QTA-31	435273	307.75	310.75	3.00	<0.05	<5	2.2	35	134	40	20	679
QTA-31	435038	324.20	324.35	0.15	0.025	<5	2.6	23	134	22	39	605
QTA-31	435039	324.35	324.45	0.10	0.28	668	>100	20000	5950	1210	>10000	1065
QTA-31	435040	324.45	324.74	0.29	0.025	<5	2.6	56	105	25	63	621
QTA-32	435041	8.80	9.80	1.00	<0.05	<5	0.2	27	130	231	14	664
QTA-32	435042	9.80	11.74	1.94	<0.05	<5	<0.2	16	105	67	19	616
QTA-32	435043	11.74	12.50	0.76	<0.05	<5	0.2	17	223	223	58	875
QTA-32	435044	12.50	13.70	1.20	<0.05	<5	<0.2	14	23	95	40	115
QTA-32	435045	13.70	13.90	0.20	<0.05	<5	0.3	15	52	293	82	2170
QTA-32	435046	13.90	14.00	0.10	<0.05	<5	<0.2	11	38	81	42	272
QTA-32	435047	14.00	14.85	0.85	<0.05	<5	0.2	19	14	157	42	558
QTA-32	435048	19.60	19.85	0.25	<0.05	<5	<0.2	30	239	276	56	1400
QTA-32	435049	33.69	34.00	0.31	<0.05	<5	<0.2	12	45	196	75	210
QTA-32	435050	60.64	60.84	0.20	<0.05	<5	0.2	17	110	116	22	671
QTA-32	435051	65.00	66.54	1.54	<0.05	<5	0.3	19	105	36	12	368
QTA-32	435052	87.70	88.30	0.60	<0.05	<5	<0.2	10	155	<2	<2	259
QTA-32	435053	97.05	97.60	0.55	<0.05	<5	<0.2	14	134	26	3	523
QTA-32	435054	99.00	99.25	0.25	<0.05	<5	<0.2	8	216	<2	2	303
QTA-32	435055	121.50	121.80	0.30	<0.05	<5	<0.2	5	105	17	4	459
QTA-32	435056	134.20	136.00	1.80	<0.05	<5	<0.2	8	92	32	17	576
QTA-32	435057	136.00	136.40	0.40	<0.05	<5	<0.2	13	116	22	7	371
QTA-32	435058	136.40	138.00	1.60	<0.05	<5	<0.2	12	105	136	26	349
QTA-32	435059	138.00	140.00	2.00	<0.05	<5	<0.2	14	98	183	26	394
QTA-32	435060	140.00	141.70	1.70	<0.05	<5	<0.2	13	105	16	6	318
QTA-32	435061	141.70	142.00	0.30	<0.05	<5	<0.2	13	111	33	10	397
QTA-32	435062	145.90	146.20	0.30	<0.05	<5	0.6	13	120	15	6	329
QTA-32	435063	152.80	154.50	1.70	<0.05	<5	<0.2	12	110	19	7	455
QTA-32	435064	154.50	154.90	0.40	<0.05	<5	<0.2	10	87	18	11	640
QTA-32	435065	154.90	156.00	1.10	<0.05	<5	<0.2	13	92	25	15	494
QTA-32	435066	156.00	156.90	0.90	<0.05	<5	<0.2	12	114	34	15	586
QTA-32	435067	156.90	158.00	1.10	<0.05	<5	0.4	12	89	102	22	722
QTA-32	435068	158.00	158.80	0.80	<0.05	<5	0.2	13	105	24	16	573
QTA-32	435069	158.80	160.00	1.20	<0.05	<5	0.3	14	96	20	16	502
QTA-32	435070	160.00	162.00	2.00	<0.05	<5	<0.2	12	98	21	16	540
QTA-32	435071	162.00	163.27	1.27	<0.05	<5	<0.2	13	107	16	12	452
QTA-32	435072	163.27	164.00	0.73	0.17	<5	1.4	19	143	1510	41	707
QTA-32	435073	164.00	166.50	2.50	<0.05	<5	0.2	11	102	64	19	619
QTA-32	435074	172.80	173.60	0.80	<0.05	<5	<0.2	12	86	42	5	454
QTA-32	435075	185.82	187.00	1.18	<0.05	<5	<0.2	13	124	31	7	457
QTA-32	435076	187.00	187.56	0.56	<0.05	<5	<0.2	14	110	24	6	391

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 47 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample	From	To	Width	Au	Ag (FA)	Ag	Pb	Zn	As	Sb	Mn
	Number	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)	ppm	ppm	ppm	ppm	ppm
QTA-32	435077	187.56	187.76	0.20	<0.05	<5	0.2	15	116	25	7	422
QTA-32	435078	187.76	189.20	1.44	<0.05	<5	<0.2	16	109	17	6	392
QTA-32	435079	189.20	190.30	1.10	<0.05	<5	0.2	14	104	59	24	649
QTA-32	435080	190.30	191.45	1.15	<0.05	<5	<0.2	13	106	32	12	372
QTA-32	435081	211.00	211.50	0.50	<0.05	<5	2.7	18	182	460	31	1450
QTA-32	435082	216.50	216.80	0.30	<0.05	<5	<0.2	41	78	71	22	674
QTA-32	435083	249.80	250.60	0.80	<0.05	6	3.8	13	110	344	20	907
QTA-32	435084	260.60	261.10	0.50	<0.05	20	15.9	23	182	570	46	1140
QTA-32	435085	261.10	261.20	0.10	<0.05	45	53.9	514	1545	1195	592	3750
QTA-33	435086	36.70	36.90	0.20	<0.05	<5	0.3	12	105	30	8	271
QTA-33	435087	44.90	47.00	2.10	<0.05	<5	<0.2	12	100	54	13	295
QTA-33	435088	47.00	48.00	1.00	<0.05	<5	0.6	24	83	371	49	616
QTA-33	435089	48.00	49.20	1.20	<0.05	<5	<0.2	15	100	21	6	427
QTA-33	435090	50.30	52.20	1.90	<0.05	<5	0.2	14	103	23	5	470
QTA-33	435091	63.70	64.05	0.35	<0.05	<5	<0.2	17	102	28	7	490
QTA-33	435092	143.20	143.60	0.40	<0.05	<5	<0.2	22	102	62	19	662
QTA-33	435093	147.90	149.00	1.10	<0.05	<5	<0.2	22	121	19	9	400
QTA-33	435094	149.00	149.75	0.75	<0.05	<5	<0.2	17	105	17	8	540
QTA-33	435095	149.75	152.20	2.45	<0.05	<5	<0.2	12	101	29	9	418
QTA-33	435096	162.30	162.50	0.20	<0.05	<5	<0.2	12	91	17	5	365
QTA-33	435097	194.80	195.10	0.30	0.52	40	43.6	104	1150	2360	233	2500
QTA-33	435098	240.80	242.20	1.40	<0.05	<5	0.3	13	67	400	53	636
QTA-33	435099	242.20	243.70	1.50	<0.05	<5	0.3	16	112	52	11	506
QTA-33	435100	243.70	245.71	2.01	<0.05	<5	0.2	12	107	142	22	548
QTA-33	435101	245.71	247.00	1.29	<0.05	6	0.2	20	122	28	6	523
QTA-33	435102	247.00	249.00	2.00	<0.05	<5	0.4	23	118	48	9	607
QTA-33	435103	249.00	250.35	1.35	<0.05	<5	1.7	36	118	196	22	1165
QTA-33	435104	257.65	257.86	0.21	<0.05	11	13.3	175	258	894	175	3430
QTA-33	435105	260.60	260.80	0.20	<0.05	<5	2.8	33	210	431	20	1945
QTA-33	435106	264.80	264.90	0.10	<0.05	<5	0.3	20	105	30	14	672
QTA-33	435107	328.00	330.00	2.00	<0.05	7	0.4	12	98	54	18	571
QTA-33	435108	330.00	332.00	2.00	<0.05	<5	0.7	21	136	205	22	919
QTA-33	435109	332.00	332.85	0.85	<0.05	<5	1.6	12	84	561	45	1805
QTA-33	435110	332.85	333.00	0.15	0.14	78	70.4	458	909	2360	459	3290
QTA-33	435111	333.00	333.30	0.30	0.05	27	27.5	67	130	1010	112	4360
QTA-33	435112	333.30	333.80	0.50	0.05	1795	1795	13300	4420	1915	10001	4400
QTA-33	435113	333.80	334.75	0.95	0.07	69	72.9	365	195	1465	328	1810
QTA-33	435114	334.75	336.00	1.25	0.025	8	6.9	51	144	188	39	1395
QTA-33	435115	336.00	338.00	2.00	0.025	2.5	2.4	24	116	120	16	1255
QTA-33	435116	350.00	351.78	1.78	0.025	2.5	3.3	14	99	132	12	936
QTA-33	435117	351.78	351.88	0.10	0.26	239	>100	2840	3840	1760	2080	3860
QTA-33	435118	351.88	353.30	1.42	<0.05	22	24.4	47	284	735	54	1785
QTA-33	435119	377.40	377.70	0.30	<0.05	5	4.6	42	108	280	22	1695
QTA-34	435120	73.74	76.00	2.26	<0.05	<5	0.5	11	43	6	2	350
QTA-34	435121	76.00	77.00	1.00	<0.05	<5	0.6	13	47	2	2	449
QTA-34	435122	103.00	105.00	2.00	<0.05	<5	0.2	14	54	3	<2	520
QTA-34	435123	169.47	171.00	1.53	<0.05	<5	0.2	17	61	40	9	333
QTA-34	435124	171.00	173.00	2.00	<0.05	<5	<0.2	14	72	132	7	366
QTA-34	435125	173.00	175.00	2.00	<0.05	<5	<0.2	14	56	28	12	394
QTA-34	435126	175.00	177.00	2.00	<0.05	<5	0.2	15	41	13	8	389
QTA-34	435127	177.00	179.00	2.00	<0.05	<5	<0.2	13	62	45	12	500
QTA-34	435128	179.00	181.00	2.00	<0.05	<5	0.2	8	45	18	5	404
QTA-34	435129	181.00	183.00	2.00	<0.05	<5	<0.2	9	40	46	11	478
QTA-34	435130	183.00	185.00	2.00	<0.05	<5	<0.2	15	50	93	9	360
QTA-34	435131	185.00	187.00	2.00	<0.05	<5	0.2	15	90	174	35	904
QTA-34	435132	187.00	189.00	2.00	<0.05	<5	0.2	21	89	86	28	299
QTA-34	435133	189.00	191.00	2.00	<0.05	<5	<0.2	18	114	20	4	410
QTA-34	435134	191.00	193.00	2.00	<0.05	<5	0.2	21	118	21	2	380
QTA-34	435135	193.00	195.00	2.00	<0.05	<5	0.2	23	121	13	2	322
QTA-34	435136	195.00	197.00	2.00	<0.05	<5	<0.2	21	115	18	<2	349
QTA-34	435137	197.00	199.00	2.00	<0.05	<5	<0.2	18	112	9	3	340
QTA-34	435138	199.00	201.00	2.00	<0.05	<5	<0.2	19	84	22	3	246
QTA-34	435139	201.00	203.00	2.00	<0.05	<5	<0.2	18	95	20	4	398

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 48 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-34	435140	203.00	205.00	2.00	<0.05	<5	<0.2	10	108	13	5	176
QTA-34	435141	221.70	222.00	0.30	<0.05	<5	<0.2	10	116	13	4	414
QTA-34	435142	222.00	224.00	2.00	<0.05	<5	<0.2	14	96	11	3	470
QTA-34	435143	224.00	226.00	2.00	<0.05	<5	<0.2	13	104	22	9	360
QTA-34	435144	226.00	228.00	2.00	<0.05	<5	<0.2	13	89	11	3	438
QTA-34	435145	228.00	230.00	2.00	<0.05	<5	<0.2	16	112	12	4	402
QTA-34	435146	230.00	232.00	2.00	<0.05	<5	<0.2	12	106	9	5	415
QTA-34	435147	232.00	234.00	2.00	<0.05	<5	<0.2	15	112	11	2	369
QTA-34	435148	234.00	236.00	2.00	<0.05	<5	<0.2	15	106	15	2	382
QTA-34	435149	236.00	238.00	2.00	<0.05	<5	<0.2	15	112	9	3	399
QTA-34	435150	238.00	240.00	2.00	<0.05	<5	<0.2	12	109	11	<2	412
QTA-34	435151	240.00	242.00	2.00	<0.05	<5	<0.2	15	108	16	5	427
QTA-34	435152	242.00	244.00	2.00	<0.05	<5	<0.2	14	100	11	2	475
QTA-34	435153	244.00	246.00	2.00	<0.05	<5	<0.2	14	104	15	<2	455
QTA-34	435154	246.00	247.30	1.30	<0.05	<5	<0.2	10	112	17	<2	427
QTA-34	435155	247.70	249.00	1.30	<0.05	<5	<0.2	13	108	26	4	384
QTA-34	435156	249.00	251.00	2.00	<0.05	<5	<0.2	12	98	19	2	406
QTA-34	435157	251.00	253.00	2.00	<0.05	<5	<0.2	11	91	15	2	400
QTA-34	435158	253.00	255.00	2.00	<0.05	<5	<0.2	12	102	13	3	365
QTA-34	435159	255.00	257.00	2.00	<0.05	<5	<0.2	13	92	18	2	383
QTA-34	435160	257.00	259.00	2.00	<0.05	<5	<0.2	11	90	17	3	463
QTA-34	435161	259.00	260.31	1.31	<0.05	<5	<0.2	13	107	40	8	474
QTA-34	435162	260.31	260.91	0.60	<0.05	<5	<0.2	7	44	30	5	241
QTA-34	435163	260.91	263.00	2.09	<0.05	<5	0.2	11	101	22	9	426
QTA-34	435164	263.00	265.00	2.00	<0.05	<5	<0.2	10	95	19	6	489
QTA-34	435165	265.00	267.00	2.00	<0.05	<5	0.2	13	100	51	11	438
QTA-34	435166	267.00	269.00	2.00	<0.05	<5	<0.2	11	99	51	5	457
QTA-34	435167	269.00	271.00	2.00	<0.05	<5	<0.2	10	99	22	3	427
QTA-34	435168	271.00	271.40	0.40	<0.05	<5	<0.2	11	114	20	4	426
QTA-34	435169	271.40	273.00	1.60	<0.05	<5	<0.2	7	71	9	4	563
QTA-34	435170	273.00	275.00	2.00	<0.05	<5	<0.2	10	86	9	6	451
QTA-34	435171	275.00	277.00	2.00	<0.05	<5	<0.2	14	108	16	3	389
QTA-34	435172	277.00	279.00	2.00	<0.05	<5	<0.2	13	99	10	3	412
QTA-34	435173	279.00	281.00	2.00	<0.05	<5	<0.2	11	106	11	3	400
QTA-34	435174	281.00	283.00	2.00	<0.05	<5	<0.2	19	98	86	8	412
QTA-34	435175	283.00	285.00	2.00	<0.05	<5	<0.2	15	106	12	3	378
QTA-34	435176	285.00	287.00	2.00	<0.05	<5	0.2	12	102	13	4	446
QTA-34	435177	287.00	289.00	2.00	<0.05	<5	<0.2	10	95	11	4	442
QTA-34	435178	289.00	291.00	2.00	<0.05	<5	<0.2	14	106	12	4	487
QTA-34	435179	291.00	293.00	2.00	<0.05	<5	<0.2	14	104	10	4	466
QTA-34	435180	293.00	295.00	2.00	<0.05	<5	<0.2	11	95	11	4	485
QTA-34	435181	295.00	297.00	2.00	<0.05	<5	<0.2	11	102	12	4	539
QTA-34	435182	297.00	299.00	2.00	<0.05	<5	<0.2	11	106	89	28	450
QTA-34	435183	299.00	301.00	2.00	<0.05	<5	<0.2	17	99	44	13	425
QTA-34	435184	301.00	303.00	2.00	<0.05	<5	<0.2	17	110	24	3	313
QTA-34	435185	303.00	305.00	2.00	<0.05	<5	<0.2	13	102	12	4	414
QTA-34	435186	305.00	307.00	2.00	<0.05	<5	0.5	18	122	4	<2	436
QTA-34	435187	307.00	309.00	2.00	<0.05	<5	<0.2	15	121	15	6	460
QTA-34	435188	309.00	311.00	2.00	<0.05	<5	<0.2	17	94	33	7	511
QTA-34	435189	311.00	313.00	2.00	<0.05	<5	<0.2	15	124	15	4	421
QTA-34	435190	313.00	315.00	2.00	<0.05	<5	<0.2	14	103	23	7	443
QTA-34	435191	315.00	317.00	2.00	<0.05	<5	<0.2	13	119	29	7	423
QTA-34	435192	317.00	319.00	2.00	<0.05	<5	<0.2	17	114	16	8	364
QTA-34	435193	319.00	321.00	2.00	<0.05	<5	<0.2	14	98	50	12	438
QTA-34	435194	321.00	323.00	2.00	<0.05	<5	<0.2	13	168	32	6	399
QTA-34	435195	323.00	325.00	2.00	<0.05	<5	<0.2	13	106	22	9	388
QTA-34	435196	325.00	327.00	2.00	<0.05	<5	0.5	12	101	9	6	593
QTA-34	435197	327.00	329.00	2.00	<0.05	<5	0.3	13	104	15	5	332
QTA-34	435198	329.00	331.00	2.00	<0.05	<5	<0.2	15	109	28	3	297
QTA-34	435199	331.00	333.00	2.00	<0.05	<5	<0.2	15	127	63	3	237
QTA-34	435200	333.00	335.00	2.00	0.06	<5	0.2	13	96	16	5	442
QTA-34	435201	335.00	337.00	2.00	<0.05	<5	<0.2	12	99	14	5	402
QTA-34	435202	337.00	339.00	2.00	<0.05	<5	<0.2	16	108	15	6	566
Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 49 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-34	435203	339.00	341.00	2.00	<0.05	<5	<0.2	9	86	7	8	507
QTA-34	435204	341.00	343.00	2.00	<0.05	<5	0.2	14	106	12	9	470
QTA-34	435205	343.00	345.00	2.00	<0.05	<5	<0.2	15	88	58	26	543
QTA-34	435206	345.00	347.00	2.00	<0.05	<5	<0.2	13	96	99	36	749
QTA-34	435207	347.00	349.00	2.00	<0.05	<5	<0.2	12	110	50	14	519
QTA-34	435208	349.00	351.00	2.00	<0.05	6	<0.2	12	91	20	5	474
QTA-34	435209	351.00	353.00	2.00	<0.05	<5	<0.2	13	82	31	7	495
QTA-34	435210	353.00	355.00	2.00	<0.05	<5	<0.2	11	80	17	5	477
QTA-34	435211	355.00	357.00	2.00	<0.05	<5	<0.2	10	84	8	6	411
QTA-34	435212	357.00	359.00	2.00	<0.05	<5	0.2	14	92	13	6	378
QTA-34	435213	359.00	361.00	2.00	<0.05	<5	0.2	12	90	14	10	448
QTA-34	435214	361.00	363.00	2.00	<0.05	<5	0.2	12	68	16	7	369
QTA-34	435215	363.00	365.00	2.00	<0.05	<5	0.2	9	42	12	7	423
QTA-34	435216	365.00	367.00	2.00	<0.05	<5	0.2	9	89	10	11	302
QTA-34	435217	367.00	369.00	2.00	<0.05	<5	0.2	13	83	11	9	384
QTA-34	435218	369.00	371.00	2.00	<0.05	<5	0.2	12	85	34	13	418
QTA-34	435219	371.00	373.00	2.00	<0.05	<5	0.2	14	88	32	16	477
QTA-34	435220	373.00	375.00	2.00	<0.05	<5	0.3	13	90	65	36	380
QTA-34	435221	375.00	377.00	2.00	<0.05	<5	0.2	7	75	79	33	345
QTA-34	435222	377.00	377.40	0.40	<0.05	<5	<0.2	8	101	35	26	822
QTA-34	435223	377.40	379.00	1.60	<0.05	<5	0.2	12	55	30	16	452
QTA-34	435224	379.00	381.00	2.00	<0.05	<5	0.2	8	46	35	12	486
QTA-34	435225	381.00	383.00	2.00	<0.05	<5	0.3	12	58	23	8	385
QTA-34	435226	383.00	383.74	0.74	<0.05	<5	0.2	13	49	25	9	340
QTA-34	435227	383.74	385.00	1.26	<0.05	<5	<0.2	16	94	43	8	280
QTA-34	435228	385.00	387.00	2.00	<0.05	<5	0.3	15	111	39	9	374
QTA-34	435229	387.00	389.00	2.00	<0.05	<5	0.2	13	94	75	15	377
QTA-34	435230	389.00	389.74	0.74	<0.05	<5	0.2	8	80	33	26	399
QTA-34	435231	389.74	390.40	0.66	<0.05	<5	0.4	11	36	192	40	790
QTA-34	435232	390.40	391.00	0.60	<0.05	<5	0.2	11	74	40	13	601
QTA-34	435233	391.00	392.00	1.00	<0.05	<5	0.2	9	78	48	18	742
QTA-34	435234	392.00	394.00	2.00	<0.05	<5	0.2	11	89	88	23	494
QTA-34	435235	394.00	396.00	2.00	<0.05	<5	<0.2	12	102	24	11	476
QTA-34	435236	396.00	397.60	1.60	<0.05	<5	0.2	13	101	24	13	386
QTA-34	435237	414.15	416.81	2.66	<0.05	<5	0.2	12	75	134	27	710
QTA-34	435238	416.81	417.80	0.99	<0.05	<5	0.2	17	88	82	40	578
QTA-34	435239	417.80	418.40	0.60	<0.05	<5	0.2	14	77	165	48	623
QTA-34	435240	418.40	420.00	1.60	<0.05	<5	<0.2	11	82	50	20	449
QTA-35	435389	20.25	20.90	0.65	0.14	5	4	34	25	3130	250	1825
QTA-35	435390	40.20	41.45	1.25	0.0025	2.5	0.7	12	110	310	29	638
QTA-35	435391	41.45	41.65	0.20	0.35	32	33	306	1110	8670	207	1550
QTA-35	435392	41.65	43.25	1.60	0.0025	2.5	0.7	11	111	296	36	707
QTA-35	435393	43.25	45.00	1.75	0.0025	2.5	0.2	14	91	226	24	638
QTA-35	435394	76.50	78.00	1.50	0.0025	2.5	0.8	13	105	373	52	752
QTA-35	435395	78.00	78.95	0.95	0.1	8	9.9	41	184	2280	88	1175
QTA-35	435396	99.35	101.10	1.75	0.0025	2.5	3.2	31	127	754	60	803
QTA-35	435397	101.10	101.35	0.25	0.0025	2.5	0.5	17	106	50	18	590
QTA-35	435398	141.00	142.45	1.45	0.0025	2.5	1.3	10	89	272	98	724
QTA-35	435399	142.45	142.59	0.14	0.26	19	17.3	72	174	5450	1005	2430
QTA-35	435400	142.59	145.25	2.66	0.07	2.5	1.9	14	78	625	36	722
QTA-35	435401	164.80	165.15	0.35	0.41	6	4.3	32	218	6260	176	2180
QTA-35	435402	194.47	198.00	3.53	0.0025	2.5	1.3	12	91	720	50	1255
QTA-35	435403	198.00	199.10	1.10	0.0025	2.5	0.2	15	104	156	26	487
QTA-35	435404	231.00	232.00	1.00	0.0025	2.5	0.3	16	99	49	21	476
QTA-35	435405	232.00	234.00	2.00	0.0025	2.5	0.2	19	119	82	24	443
QTA-35	435406	234.00	236.00	2.00	0.0025	2.5	0.6	17	103	145	26	560
QTA-35	435407	236.00	238.00	2.00	0.0025	2.5	0.8	17	101	202	36	635
QTA-35	435408	238.00	240.00	2.00	0.0025	5	0.6	22	120	250	45	680
QTA-35	435409	240.00	242.00	2.00	0.21	10	7.7	41	166	3750	74	846
QTA-35	435410	242.00	244.00	2.00	0.0025	2.5	0.6	21	114	349	29	568
QTA-35	435411	259.30	259.55	0.25	0.0025	17	1.5	18	67	358	34	1350
QTA-35	435412	301.75	302.40	0.65	0.0025	8	5.4	25	304	899	38	1030
QTA-35	435413	331.10	333.00	1.90	0.0025	5	0.9	15	113	549	166	959

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 50 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-35	435414	392.55	394.00	1.45	0.0025	2.5	0.7	17	116	87	19	465
QTA-35	435415	394.00	396.00	2.00	0.0025	25	33.4	94	234	338	40	916
QTA-35	435416	396.00	398.00	2.00	0.0025	7	3.4	23	85	939	49	1005
QTA-35	435417	398.00	400.00	2.00	0.0025	2.5	0.6	6	99	162	20	647
QTA-35	435418	400.00	402.00	2.00	0.0025	2.5	0.6	8	98	245	20	859
QTA-35	435419	402.00	404.00	2.00	0.13	52	52.8	208	136	2150	4190	1455
QTA-35	435631	404.00	404.72	0.72	0.17	15	15.2	126	1440	2220	686	1565
QTA-35	435632	404.72	405.20	0.48	0.42	30	32.5	144	2810	6120	113	3010
QTA-35	435633	405.20	406.36	1.16	<0.05	5	3.1	947	565	329	276	688
QTA-35	435634	406.36	408.00	1.64	<0.05	<5	0.5	46	108	75	15	525
QTA-35	435635	408.00	410.00	2.00	<0.05	6	2	87	166	60	10	676
QTA-35	435636	410.00	412.00	2.00	<0.05	9	4.6	431	491	100	56	678
QTA-35	435637	416.00	418.00	2.00	<0.05	<5	2.7	190	255	117	12	513
QTA-35	435638	418.00	418.40	0.40	<0.05	14	17.6	938	1365	136	139	813
QTA-35	435639	418.40	418.53	0.13	<0.05	<5	5.3	387	515	134	51	1075
QTA-35	435640	418.53	420.00	1.47	<0.05	17	16.9	847	1495	136	116	674
QTA-35	435641	420.00	422.00	2.00	<0.05	6	6.3	314	282	99	12	566
QTA-35	435420	427.00	429.00	2.00	0.0025	24	20.4	671	1055	708	148	735
QTA-35	435421	429.00	430.00	1.00	0.0025	8	2.2	90	95	483	44	991
QTA-35	435422	430.00	432.00	2.00	0.0025	2.5	0.6	9	53	126	13	655
QTA-35	435423	432.00	434.00	2.00	0.0025	2.5	0.4	7	118	59	16	632
QTA-35	435424	434.00	436.00	2.00	0.0025	2.5	0.4	11	101	36	14	498
QTA-35	435425	436.00	438.00	2.00	0.0025	2.5	0.4	11	109	33	16	431
QTA-35	435426	438.00	440.00	2.00	0.0025	2.5	0.6	24	105	34	10	475
QTA-35	435427	440.00	442.00	2.00	0.0025	23	23	1175	1505	410	36	682
QTA-35	435428	442.00	444.00	2.00	0.0025	75	81.4	4440	2490	207	92	650
QTA-35	435429	444.00	446.00	2.00	0.0025	2.5	1.5	41	406	36	9	578
QTA-35	435430	446.00	448.00	2.00	0.0025	8	4.8	388	275	28	51	560
QTA-35	435431	448.00	450.00	2.00	0.0025	2.5	0.4	10	100	31	7	499
QTA-35	435432	450.00	452.00	2.00	0.0025	2.5	0.7	13	87	33	7	520
QTA-35	435433	452.00	454.00	2.00	0.0025	11	8	666	2010	164	52	680
QTA-35	435434	454.00	456.00	2.00	0.0025	2.5	0.8	14	74	61	7	558
QTA-35	435435	456.00	458.00	2.00	0.0025	6	3.4	281	236	59	13	589
QTA-35	435436	458.00	460.00	2.00	0.0025	22	20.6	1275	2110	85	32	581
QTA-35	435437	460.00	462.00	2.00	0.0025	2.5	0.2	8	95	21	6	447
QTA-35	435438	462.00	464.00	2.00	0.0025	8	3.4	100	297	39	26	619
QTA-35	435439	464.00	466.00	2.00	0.0025	5	0.3	2	94	36	5	498
QTA-35	435440	466.00	468.00	2.00	0.0025	8	4.3	266	339	30	13	701
QTA-35	435441	468.00	470.00	2.00	0.0025	5	0.9	17	94	14	9	654
QTA-35	435442	470.00	472.00	2.00	0.0025	8	5	480	75	43	27	609
QTA-35	435443	472.00	474.00	2.00	0.0025	12	8.6	527	339	66	23	630
QTA-35	435444	474.00	476.00	2.00	0.0025	2.5	0.2	6	76	61	7	572
QTA-35	435445	476.00	478.00	2.00	0.0025	2.5	0.4	22	100	38	14	667
QTA-35	435446	478.00	478.54	0.54	0.0025	17	15.5	1340	1800	66	49	1295
QTA-35	435447	478.54	478.66	0.12	0.33	567	567	23600	41600	1250	5070	1260
QTA-35	435448	478.66	479.08	0.42	0.0025	31	31.5	1990	9750	37	134	1260
QTA-35	435449	479.08	479.20	0.12	0.0025	184	184	17100	95900	570	266	1810
QTA-35	435450	479.20	480.00	0.80	0.0025	7	8.6	535	453	24	17	732
QTA-35	435451	480.00	482.00	2.00	0.0025	23	24.6	954	1320	97	42	721
QTA-35	435452	482.00	484.00	2.00	0.0025	2.5	1.7	19	118	36	5	581
QTA-35	435453	484.00	486.00	2.00	0.0025	2.5	0.8	25	153	21	1	417
QTA-35	435454	486.00	488.00	2.00	0.0025	2.5	1	7	96	21	1	450
QTA-35	435455	488.00	490.00	2.00	0.0025	17	17.5	1080	1700	71	22	602
QTA-35	435456	490.00	492.00	2.00	0.0025	2.5	0.6	9	93	47	4	583
QTA-35	435457	492.00	494.00	2.00	0.0025	2.5	0.6	6	86	56	3	505
QTA-35	435458	494.00	496.00	2.00	0.0025	10	9.8	622	1275	217	17	646
QTA-35	435459	496.00	498.00	2.00	0.0025	20	19.9	1440	1575	704	59	775
QTA-35	435460	498.00	500.00	2.00	0.0025	29	29	2800	2680	495	130	779
QTA-35	435461	500.00	502.00	2.00	0.0025	10	8.9	594	718	160	14	652
QTA-35	435462	502.00	504.00	2.00	0.0025	2.5	2.2	96	233	217	7	634
QTA-35	435463	504.00	506.00	2.00	0.0025	2.5	1.5	98	68	110	5	568
QTA-35	435464	506.00	508.00	2.00	0.0025	15	15.6	1045	324	137	30	653
QTA-35	435465	508.00	510.00	2.00	0.0025	38	39.4	2540	18900	186	617	734

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 51 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-35	435466	510.00	512.00	2.00	0.0025	65	71.7	5930	4210	97	187	569
QTA-35	435467	512.00	514.00	2.00	0.0025	27	26.2	1805	506	233	359	829
QTA-35	435468	514.00	516.00	2.00	0.0025	19	18.4	423	783	96	153	577
QTA-35	435469	516.00	518.00	2.00	0.0025	2.5	0.4	8	53	86	6	494
QTA-35	435470	518.00	520.00	2.00	0.0025	2.5	0.4	5	50	164	18	424
QTA-35	435471	520.00	522.00	2.00	0.0025	9	7.8	441	152	84	32	536
QTA-35	435472	522.00	524.00	2.00	0.13	51	48	3300	1175	226	439	473
QTA-35	435473	524.00	526.00	2.00	0.0025	7	5.8	377	828	28	20	438
QTA-35	435474	526.00	528.00	2.00	0.0025	18	18.2	1100	1210	21	54	740
QTA-35	435475	528.00	530.00	2.00	0.0025	14	13.4	904	2560	36	34	584
QTA-35	435476	530.00	532.00	2.00	0.0025	20	18.9	1565	931	27	429	495
QTA-35	435477	532.00	534.00	2.00	0.0025	17	17.9	996	2980	16	221	480
QTA-35	435478	534.00	536.00	2.00	0.0025	7	4.2	216	874	18	22	461
QTA-35	435479	536.00	538.00	2.00	0.0025	8	6.1	285	293	18	23	528
QTA-35	435480	538.00	540.00	2.00	0.0025	20	19.3	1540	2280	27	79	540
QTA-35	435481	540.00	542.00	2.00	0.0025	75	77.1	6620	6740	29	329	441
QTA-35	435482	542.00	544.00	2.00	0.0025	33	26.5	2020	2500	18	146	484
QTA-35	435483	544.00	546.00	2.00	0.0025	28	26.1	2180	1440	22	132	636
QTA-35	435484	546.00	548.00	2.00	0.0025	14	10.4	732	736	34	55	557
QTA-35	435485	548.00	550.00	2.00	0.0025	6	7.7	482	559	17	14	554
QTA-35	435486	550.00	552.00	2.00	0.0025	2.5	4.9	547	671	80	149	599
QTA-35	435487	552.00	554.00	2.00	0.0025	14	12.7	1095	671	497	141	607
QTA-35	435488	554.00	556.00	2.00	0.0025	11	11	789	966	74	17	487
QTA-35	435489	556.00	558.00	2.00	0.0025	2.5	0.5	8	73	53	9	470
QTA-35	435490	558.00	560.00	2.00	0.0025	2.5	1.1	26	91	41	5	420
QTA-35	435491	560.00	562.00	2.00	0.0025	2.5	0.4	11	73	43	7	509
QTA-35	435492	562.00	564.00	2.00	0.0025	2.5	1.5	130	303	54	10	541
QTA-35	435493	564.00	566.00	2.00	0.0025	2.5	0.4	15	72	59	7	428
QTA-35	435494	566.00	568.35	2.35	0.0025	2.5	0.9	24	96	134	15	499
QTA-35	435495	568.35	568.75	0.40	0.0025	31	27.1	842	183	305	235	666
QTA-35	435496	568.75	570.00	1.25	0.0025	2.5	1.1	28	52	941	24	474
QTA-35	435497	570.00	572.00	2.00	0.0025	9	4.1	504	413	846	183	482
QTA-35	435498	572.00	574.00	2.00	0.0025	2.5	2.7	111	48	483	15	513
QTA-35	435499	574.00	575.05	1.05	0.0025	6	3.6	120	86	410	17	564
QTA-35	435500	575.05	575.35	0.30	0.0025	2.5	1.3	25	94	212	18	598
QTA-35	435501	575.35	576.50	1.15	0.0025	2.5	1.6	58	196	229	13	541
QTA-35	435502	576.50	578.00	1.50	0.0025	29	25.5	1885	1830	930	713	851
QTA-35	435503	578.00	579.00	1.00	0.0025	2.5	1.6	42	43	417	14	486
QTA-35	435504	579.00	580.00	1.00	0.0025	2.5	2	67	99	377	17	438
QTA-35	435505	580.00	582.00	2.00	0.0025	5	2.3	94	83	422	17	448
QTA-35	435506	582.00	584.00	2.00	0.0025	2.5	1	12	44	250	9	483
QTA-35	435507	584.00	586.00	2.00	0.0025	2.5	0.7	15	40	143	5	456
QTA-35	435508	586.00	588.26	2.26	0.0025	2.5	0.8	21	44	159	8	528
QTA-35	435509	588.26	590.00	1.74	0.0025	2.5	0.7	11	46	159	9	543
QTA-35	435510	590.00	592.00	2.00	0.0025	2.5	0.8	22	36	162	9	463
QTA-35	435511	592.00	592.45	0.45	0.0025	2.5	0.9	17	55	243	17	459
QTA-35	435512	592.45	592.55	0.10	0.65	585	>100	42200	91400	2400	>10000	1070
QTA-35	435513	592.55	594.00	1.45	0.0025	2.5	1.5	35	128	654	32	744
QTA-35	435514	594.00	595.25	1.25	0.0025	32	30.7	1030	485	1635	516	4420
QTA-35	435515	595.25	596.15	0.90	0.0025	9	8.5	2510	1485	310	948	550
QTA-35	435516	596.15	598.00	1.85	0.0025	16	14.7	988	2770	154	56	442
QTA-35	435517	598.00	600.00	2.00	0.0025	2.5	2.4	83	427	85	15	454
QTA-35	435518	600.00	602.00	2.00	0.0025	13	12	888	158	94	54	427
QTA-35	435519	602.00	604.00	2.00	0.0025	2.5	1.1	20	37	96	11	430
QTA-35	435520	604.00	606.00	2.00	0.0025	2.5	2.4	119	335	138	33	453
QTA-35	435521	606.00	608.00	2.00	0.0025	2.5	0.9	20	37	84	8	427
QTA-35	435522	608.00	610.00	2.00	0.0025	2.5	3	288	108	65	11	496
QTA-35	435523	610.00	612.00	2.00	0.0025	2.5	1.6	148	249	53	13	497
QTA-35	435524	612.00	614.00	2.00	0.0025	10	8.3	827	1075	67	23	481
QTA-35	435525	614.00	616.00	2.00	0.0025	2.5	0.8	10	101	46	12	452
QTA-35	435526	616.00	618.00	2.00	0.0025	2.5	0.7	32	65	99	19	476
QTA-35	435527	618.00	620.00	2.00	0.0025	2.5	2.8	323	100	58	12	471
QTA-35	435528	620.00	622.00	2.00	0.0025	2.5	3.2	388	327	62	13	454

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 52 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-35	435529	622.00	624.00	2.00	0.0025	2.5	0.8	32	122	54	9	403
QTA-35	435530	624.00	626.00	2.00	0.0025	2.5	0.7	13	106	54	12	412
QTA-35	435531	626.00	628.00	2.00	0.0025	2.5	1.6	124	313	87	25	435
QTA-35	435532	628.00	630.00	2.00	0.0025	2.5	0.5	27	141	60	17	449
QTA-35	435533	630.00	632.00	2.00	0.0025	2.5	0.6	6	81	58	11	466
QTA-35	435534	632.00	633.60	1.60	0.0025	2.5	0.8	15	232	1260	32	493
QTA-35	435535	633.60	634.30	0.70	0.0025	2.5	1.5	73	70	544	29	427
QTA-35	435536	634.30	634.60	0.30	0.0025	19	18.2	672	1070	2330	80	798
QTA-35	435537	634.60	636.00	1.40	0.0025	2.5	1.1	14	65	249	18	480
QTA-35	435538	636.00	638.00	2.00	0.0025	2.5	0.5	4	106	36	13	450
QTA-35	435539	638.00	640.00	2.00	0.0025	2.5	0.5	9	155	63	9	424
QTA-35	435540	640.00	642.00	2.00	0.0025	2.5	0.6	13	73	80	8	483
QTA-35	435541	642.00	644.00	2.00	0.0025	2.5	0.4	8	83	99	8	428
QTA-35	435542	644.00	646.00	2.00	0.0025	2.5	0.3	6	70	43	7	486
QTA-35	435543	680.00	682.25	2.25	0.0025	2.5	0.4	38	71	65	18	426
QTA-35	435544	682.25	683.70	1.45	0.0025	2.5	2.9	81	229	262	41	730
QTA-35	435545	683.70	684.00	0.30	0.0025	2.5	0.6	7	218	71	10	459
QTA-35	435546	684.00	686.00	2.00	0.0025	2.5	0.6	8	87	44	7	468
QTA-36	435547	66.60	68.00	1.40	<0.05	<5	0.2	14	88	36	5	484
QTA-36	435548	68.00	69.00	1.00	<0.05	<5	5.1	18	106	58	6	386
QTA-36	435549	69.00	70.00	1.00	<0.05	<5	0.3	14	95	44	5	464
QTA-36	435550	144.00	146.00	2.00	<0.05	<5	0.3	16	108	32	3	332
QTA-36	435551	146.00	147.15	1.15	<0.05	<5	0.2	12	69	46	5	580
QTA-36	435552	147.15	148.40	1.25	<0.05	<5	0.3	17	31	224	16	703
QTA-36	435553	148.40	150.40	2.00	<0.05	<5	0.3	16	54	98	9	184
QTA-36	435554	150.40	152.00	1.60	<0.05	<5	<0.2	11	104	48	5	236
QTA-36	435555	152.00	154.00	2.00	<0.05	<5	0.2	15	104	52	4	259
QTA-36	435556	177.70	179.10	1.40	<0.05	5	0.2	22	134	24	3	273
QTA-36	435557	228.35	228.58	0.23	<0.05	<5	0.2	12	22	2700	878	641
QTA-36	435558	282.00	284.00	2.00	<0.05	10	0.4	17	103	24	4	411
QTA-36	435559	294.00	296.00	2.00	<0.05	<5	0.2	16	118	62	11	358
QTA-36	435560	296.00	298.00	2.00	<0.05	<5	0.2	18	115	373	31	484
QTA-36	435561	298.00	300.00	2.00	<0.05	<5	0.5	16	110	148	11	367
QTA-36	435562	302.70	303.89	1.19	<0.05	<5	0.3	16	116	53	7	325
QTA-36	435563	303.89	305.00	1.11	<0.05	<5	0.4	13	99	88	5	443
QTA-36	435564	315.60	317.30	1.70	<0.05	<5	0.2	19	118	128	20	366
QTA-36	435565	339.50	341.00	1.50	<0.05	<5	0.3	13	103	378	19	419
QTA-36	435566	341.00	341.20	0.20	<0.05	<5	0.6	20	71	214	19	1190
QTA-36	435567	341.20	341.80	0.60	0.4	30	28.7	970	977	6360	138	2840
QTA-36	435568	341.80	343.00	1.20	<0.05	<5	2.3	21	135	1180	27	605
QTA-36	435569	343.00	344.10	1.10	<0.05	<5	0.2	16	119	80	3	359
QTA-36	435570	344.10	344.30	0.20	<0.05	<5	0.3	25	80	80	8	585
QTA-36	435571	354.00	356.00	2.00	<0.05	<5	0.4	16	118	55	6	494
QTA-36	435572	356.00	357.00	1.00	<0.05	<5	0.3	15	133	123	15	288
QTA-36	435573	357.00	357.60	0.60	<0.05	5	<0.2	20	133	571	104	340
QTA-36	435574	357.60	360.30	2.70	<0.05	5	1.1	17	138	95	7	343
QTA-36	435575	360.30	360.65	0.35	<0.05	<5	0.3	17	129	110	20	299
QTA-36	435576	360.65	361.80	1.15	<0.05	<5	0.3	12	134	112	17	305
QTA-36	435577	361.80	362.10	0.30	<0.05	<5	0.4	22	132	70	16	338
QTA-36	435578	369.00	371.00	2.00	<0.05	<5	0.3	28	126	83	14	315
QTA-36	435579	371.00	373.00	2.00	<0.05	<5	0.2	31	139	56	6	355
QTA-36	435580	373.00	373.20	0.20	<0.05	<5	0.4	20	122	166	12	450
QTA-36	435581	393.62	394.10	0.48	<0.05	<5	0.2	20	128	68	6	357
QTA-36	435582	411.40	413.32	1.92	<0.05	5	8.8	34	88	1370	58	1170
QTA-36	435583	413.32	413.41	0.09	0.4	1030	>100	3480	12700	>10000	3360	2340
QTA-36	435584	413.41	415.00	1.59	<0.05	<5	11.5	47	174	1345	38	1045
QTA-36	435585	415.00	415.60	0.60	<0.05	<5	1.6	12	112	209	13	543
QTA-36	435586	415.60	417.62	2.02	<0.05	<5	0.5	5	93	128	10	587
QTA-36	435587	417.62	418.82	1.20	<0.05	<5	3.2	14	144	659	14	690
QTA-36	435588	418.82	419.74	0.92	<0.05	<5	0.7	14	93	453	12	841
QTA-36	435589	419.74	420.00	0.26	<0.05	<5	2.2	67	81	1415	58	1180
QTA-36	435590	420.00	422.00	2.00	<0.05	<5	4.6	15	108	397	26	796
QTA-36	435591	422.00	424.00	2.00	0.1	17	13.4	40	131	1480	35	1130

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 53 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-36	435592	424.00	425.20	1.20	<0.05	69	72	1010	643	377	453	751
QTA-36	435593	425.20	426.00	0.80	<0.05	<5	7.1	44	87	252	24	784
QTA-36	435594	426.00	428.00	2.00	<0.05	<5	3.9	15	68	505	12	624
QTA-36	435595	428.00	428.60	0.60	<0.05	<5	2.2	7	47	664	10	344
QTA-36	435596	428.60	430.00	1.40	<0.05	7	7.7	31	88	787	21	706
QTA-36	435597	430.00	432.00	2.00	<0.05	<5	4.9	18	112	366	19	534
QTA-36	435598	432.00	434.00	2.00	<0.05	<5	0.7	12	123	116	13	548
QTA-36	435599	434.00	436.00	2.00	<0.05	7	0.5	13	113	74	13	446
QTA-36	435600	436.00	438.00	2.00	<0.05	<5	0.4	10	76	80	12	525
QTA-36	435601	438.00	440.00	2.00	<0.05	<5	0.6	12	98	80	12	494
QTA-36	435602	440.00	442.00	2.00	<0.05	<5	0.7	14	105	142	10	565
QTA-36	435603	442.00	444.00	2.00	<0.05	50	55.1	300	442	1425	139	844
QTA-36	435604	444.00	446.00	2.00	<0.05	<5	4.1	23	62	499	16	560
QTA-36	435605	446.00	448.00	2.00	<0.05	<5	2.1	9	63	395	7	652
QTA-36	435606	448.00	450.00	2.00	<0.05	<5	0.3	6	75	154	8	754
QTA-36	435607	450.00	452.00	2.00	<0.05	<5	0.4	7	89	508	10	580
QTA-36	435608	452.00	454.00	2.00	<0.05	23	20.9	517	370	1850	189	749
QTA-36	435609	454.00	456.00	2.00	<0.05	<5	0.3	9	56	75	6	695
QTA-36	435610	456.00	458.00	2.00	<0.05	<5	0.4	5	56	54	5	496
QTA-36	435611	458.00	460.00	2.00	<0.05	<5	0.6	25	95	743	25	534
QTA-36	435612	460.00	462.00	2.00	<0.05	<5	0.8	18	105	97	9	496
QTA-36	435613	462.00	464.00	2.00	<0.05	5	0.3	15	97	96	6	585
QTA-36	435614	464.00	466.00	2.00	<0.05	<5	0.3	7	79	74	6	418
QTA-36	435615	466.00	467.70	1.70	<0.05	<5	0.5	21	88	107	6	605
QTA-36	435616	467.70	467.90	0.20	<0.05	5	0.6	12	74	87	6	702
QTA-36	435617	467.90	470.00	2.10	<0.05	<5	0.4	8	73	54	3	464
QTA-36	435618	470.00	472.00	2.00	<0.05	<5	0.8	15	87	116	9	567
QTA-36	435619	472.00	474.00	2.00	<0.05	<5	0.7	15	73	89	6	547
QTA-36	435620	474.00	475.50	1.50	<0.05	<5	8.6	104	148	369	29	538
QTA-36	435621	475.50	476.80	1.30	0.1	126	>100	929	1025	3840	141	1510
QTA-36	435622	476.80	478.00	1.20	0.1	36	38.3	290	563	2160	39	1040
QTA-36	435623	478.00	480.00	2.00	<0.05	<5	1.2	12	104	295	9	631
QTA-36	435624	480.00	482.00	2.00	<0.05	<5	1	86	94	168	8	675
QTA-36	435625	482.00	484.00	2.00	<0.05	5	0.7	12	67	95	5	553
QTA-36	435626	484.00	486.00	2.00	<0.05	<5	0.4	5	41	60	5	883
QTA-36	435627	486.00	488.00	2.00	<0.05	<5	0.3	7	61	106	8	523
QTA-36	435628	488.00	490.00	2.00	<0.05	<5	2.2	28	121	371	9	600
QTA-36	435629	490.00	492.00	2.00	<0.05	<5	0.3	13	55	54	8	364
QTA-36	435630	492.00	494.00	2.00	<0.05	<5	0.3	11	57	102	4	375
QTA-36	435642	516.00	518.00	2.00	<0.05	<5	0.5	12	58	105	7	505
QTA-36	435643	518.00	520.00	2.00	<0.05	<5	3.1	420	158	200	109	435
QTA-36	435644	520.00	522.00	2.00	<0.05	<5	2.5	55	85	173	20	592
QTA-36	435645	522.00	523.80	1.80	<0.05	<5	2.2	48	45	164	20	434
QTA-36	435646	523.80	526.00	2.20	<0.05	13	16	617	215	853	253	562
QTA-36	435647	526.00	528.00	2.00	<0.05	<5	2.6	16	47	341	18	702
QTA-36	435648	528.00	530.00	2.00	<0.05	<5	2.7	15	75	280	12	443
QTA-36	435649	530.00	532.00	2.00	<0.05	<5	0.2	6	43	58	6	378
QTA-36	435650	532.00	534.00	2.00	<0.05	<5	0.2	13	54	56	24	362
QTA-36	435651	534.00	536.00	2.00	<0.05	<5	0.2	9	60	69	7	329
QTA-36	435652	536.00	538.00	2.00	<0.05	<5	1.1	129	195	84	5	425
QTA-36	435653	538.00	540.00	2.00	<0.05	<5	0.2	31	73	63	5	404
QTA-36	435654	540.00	542.00	2.00	<0.05	<5	<0.2	10	43	23	3	668
QTA-36	435655	542.00	544.00	2.00	<0.05	<5	0.2	10	51	39	5	501
QTA-36	435656	544.00	546.00	2.00	<0.05	<5	0.3	13	42	87	6	821
QTA-36	435657	546.00	548.00	2.00	<0.05	<5	0.3	6	49	75	9	439
QTA-36	435658	548.00	550.00	2.00	0.07	<5	2.1	22	313	334	12	603
QTA-36	435659	550.00	552.00	2.00	<0.05	<5	3.2	14	60	385	12	550
QTA-36	435660	552.00	553.20	1.20	<0.05	<5	1.4	10	27	260	10	680
QTA-36	435661	553.20	553.55	0.35	0.07	68	66.8	695	786	605	287	792
QTA-36	435662	553.55	556.00	2.45	0.07	<5	1.8	18	59	413	17	430
QTA-36	435663	556.00	558.00	2.00	<0.05	<5	0.4	11	68	196	12	514
QTA-36	435664	558.00	560.00	2.00	<0.05	<5	0.4	7	84	60	5	486
QTA-36	435665	560.00	562.00	2.00	<0.05	<5	0.8	104	151	59	4	494

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 54 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-36	435666	562.00	564.00	2.00	<0.05	<5	0.3	13	87	64	5	447
QTA-36	435667	564.00	566.00	2.00	<0.05	<5	<0.2	13	80	68	5	453
QTA-36	435668	580.00	582.00	2.00	<0.05	<5	<0.2	9	92	57	6	478
QTA-36	435669	582.00	584.00	2.00	<0.05	8	3.1	10	97	219	17	533
QTA-36	435670	584.00	586.00	2.00	<0.05	7	4.4	37	177	735	22	1050
QTA-36	435671	586.00	588.00	2.00	<0.05	<5	0.4	13	62	251	11	482
QTA-36	435672	598.00	600.00	2.00	0.18	<5	<0.2	8	39	55	7	565
QTA-36	435673	600.00	602.00	2.00	<0.05	<5	0.9	7	68	280	9	385
QTA-36	435674	602.00	604.00	2.00	0.11	13	14.4	46	111	548	27	766
QTA-36	435675	604.00	606.00	2.00	<0.05	<5	1.8	14	45	147	12	924
QTA-36	435676	606.00	608.00	2.00	<0.05	<5	6.8	24	81	166	21	636
QTA-36	435677	608.00	610.00	2.00	<0.05	<5	5.6	16	83	255	17	443
QTA-36	435678	620.00	621.00	1.00	<0.05	<5	<0.2	8	54	57	7	633
QTA-36	435679	621.00	622.00	1.00	<0.05	<5	<0.2	14	67	49	7	439
QTA-36	435680	643.00	644.00	1.00	0.07	<5	4.3	18	114	400	24	613
QTA-36	435681	644.00	645.00	1.00	<0.05	17	20.3	68	195	687	37	875
QTA-36	435682	645.00	646.00	1.00	<0.05	<5	5.9	10	45	278	12	395
QTA-36	435683	656.00	658.00	2.00	<0.05	<5	0.2	15	100	50	14	391
QTA-36	435684	658.00	660.00	2.00	<0.05	<5	<0.2	16	102	44	8	361
QTA-36	435685	660.00	662.00	2.00	<0.05	<5	0.2	17	120	57	10	428
QTA-36	435686	662.00	664.00	2.00	<0.05	<5	0.2	55	135	241	13	477
QTA-36	435687	664.00	666.00	2.00	<0.05	<5	0.3	18	105	40	12	348
QTA-36	435688	666.00	668.00	2.00	<0.05	<5	<0.2	14	95	70	9	402
QTA-36	435689	668.00	670.30	2.30	0.07	<5	<0.2	16	108	70	12	382
QTA-36	435690	670.30	672.75	2.45	<0.05	<5	0.2	24	83	74	15	399
QTA-36	435691	672.75	674.00	1.25	<0.05	<5	0.6	14	94	38	10	443
QTA-36	435692	674.00	676.00	2.00	<0.05	<5	0.2	9	88	65	11	335
QTA-36	435693	676.00	677.25	1.25	<0.05	<5	0.2	4	90	53	10	348
QTA-36	435694	677.25	678.79	1.54	<0.05	<5	0.7	9	88	169	10	442
QTA-36	435695	678.79	678.86	0.07	0.13	48	41.4	789	1895	1065	405	3530
QTA-36	435696	678.86	679.35	0.49	0.07	19	15.8	55	146	1145	65	740
QTA-36	435697	679.35	679.47	0.12	0.2	52	46	183	574	2040	121	2900
QTA-36	435698	679.47	681.00	1.53	<0.05	<5	0.4	8	119	459	14	433
QTA-36	435699	710.00	711.00	1.00	<0.05	<5	1	20	120	203	16	622
QTA-36	435700	711.00	712.00	1.00	<0.05	<5	4.6	57	267	450	55	764
QTA-36	435701	712.00	713.00	1.00	<0.05	<5	0.6	9	90	203	10	452
QTA-36	435702	729.00	730.00	1.00	<0.05	<5	0.3	11	67	332	15	419
QTA-36	435703	730.00	731.00	1.00	<0.05	<5	0.6	12	122	110	11	407
QTA-36	435704	742.00	743.00	1.00	<0.05	<5	1.5	16	84	426	16	521
QTA-36	435705	756.03	756.13	0.10	<0.05	174	>100	2000	964	1360	2820	3290
QTA-36	435706	756.13	758.00	1.87	<0.05	7	5.8	388	454	636	138	577
QTA-36	435707	758.00	760.00	2.00	<0.05	<5	0.6	11	39	391	13	690
QTA-36	435708	760.00	762.00	2.00	<0.05	<5	1.5	4	80	261	13	505
QTA-36	435709	762.00	763.00	1.00	0.07	29	34.1	133	124	531	131	967
QTA-36	435710	763.00	764.33	1.33	0.14	19	21.5	323	829	1565	428	2530
QTA-36	435711	764.33	766.00	1.67	<0.05	<5	0.5	15	110	105	12	508
QTA-36	435712	766.00	768.00	2.00	0.19	5	12	1715	2520	2300	853	897
QTA-36	435713	768.00	770.00	2.00	<0.05	<5	0.6	19	126	64	23	344
QTA-36	435714	770.00	772.00	2.00	<0.05	<5	0.3	13	94	56	40	308
QTA-36	435715	772.00	774.00	2.00	<0.05	<5	0.3	14	112	69	15	389
QTA-36	435716	776.30	778.00	1.70	0.07	<5	0.6	22	120	555	19	815
QTA-36	435717	778.00	778.35	0.35	<0.05	<5	0.9	21	97	254	16	653
QTA-36	435718	778.35	780.00	1.65	<0.05	<5	0.5	6	72	139	10	506
QTA-36	435719	780.00	781.20	1.20	<0.05	<5	0.3	3	24	76	5	481
QTA-36	435720	781.20	781.95	0.75	<0.05	<5	0.5	9	77	158	11	608
QTA-36	435721	781.95	784.00	2.05	<0.05	<5	0.7	8	276	321	8	501
QTA-36	435722	784.00	784.50	0.50	<0.05	<5	0.4	7	40	345	19	651
QTA-36	435723	784.50	784.70	0.20	<0.05	<5	<0.2	<2	52	96	6	425
QTA-36	435724	784.70	786.00	1.30	<0.05	<5	0.3	5	71	138	8	472
QTA-36	435725	786.00	786.60	0.60	<0.05	<5	0.7	11	77	304	23	561
QTA-36	435726	786.60	787.30	0.70	<0.05	<5	1.4	10	121	463	27	765
QTA-36	435727	787.30	788.00	0.70	<0.05	<5	3.2	13	466	371	37	1420
QTA-36	435728	788.00	790.00	2.00	<0.05	<5	1.7	10	76	183	20	569

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 55 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-36	435729	790.00	791.00	1.00	<0.05	<5	0.2	4	54	43	13	416
QTA-36	435730	812.50	814.00	1.50	<0.05	12	16.3	263	152	913	395	648
QTA-36	435731	814.00	816.00	2.00	<0.05	<5	2.8	144	82	611	54	771
QTA-36	435732	816.00	818.00	2.00	<0.05	<5	4.4	106	148	2210	49	621
QTA-36	435733	818.00	820.00	2.00	<0.05	<5	5	12	61	6040	72	317
QTA-36	435734	820.00	822.00	2.00	<0.05	<5	0.3	6	46	237	10	501
QTA-36	435735	822.00	824.00	2.00	<0.05	<5	0.6	3	48	90	7	450
QTA-36	435736	824.00	826.00	2.00	<0.05	<5	4.9	45	130	1395	32	525
QTA-36	435737	826.00	828.00	2.00	<0.05	<5	1.9	6	49	4000	46	426
QTA-36	435738	830.00	832.00	2.00	<0.05	9	6.1	71	75	327	36	482
QTA-36	435739	832.00	834.00	2.00	<0.05	<5	<0.2	5	43	101	6	549
QTA-36	435740	834.00	836.00	2.00	<0.05	<5	0.5	5	98	143	8	526
QTA-36	435741	836.00	838.00	2.00	<0.05	7	2.8	16	180	343	14	646
QTA-36	435742	838.00	840.00	2.00	<0.05	<5	0.4	7	110	206	10	465
QTA-36	435743	840.00	842.00	2.00	<0.05	<5	0.3	13	97	119	18	421
QTA-36	435744	842.00	844.00	2.00	<0.05	<5	<0.2	11	103	81	42	394
QTA-36	435745	844.00	846.00	2.00	<0.05	<5	<0.2	13	100	87	19	421
QTA-36	435746	846.00	848.00	2.00	<0.05	5	1.2	77	116	279	16	535
QTA-36	435747	848.00	850.00	2.00	<0.05	6	0.6	7	116	329	11	502
QTA-36	435748	850.00	850.46	0.46	<0.05	5	0.4	4	41	309	43	590
QTA-36	435749	850.46	851.15	0.69	<0.05	5	5.7	69	126	816	26	549
QTA-36	435750	851.15	851.23	0.08	<0.05	31	30.4	6990	2460	1270	2550	667
QTA-36	435751	851.23	851.70	0.47	<0.05	72	71.6	9240	15500	2070	3140	830
QTA-36	435752	851.70	851.90	0.20	<0.05	12	8	974	310	1605	116	659
QTA-36	435753	854.00	855.40	1.40	<0.05	<5	0.8	44	104	262	19	480
QTA-36	435754	855.40	856.00	0.60	<0.05	<5	0.3	21	74	164	13	459
QTA-36	435755	856.00	858.00	2.00	<0.05	6	0.8	45	121	234	17	543
QTA-36	435756	858.00	860.00	2.00	<0.05	<5	0.5	13	126	205	11	532
QTA-36	435757	860.00	862.00	2.00	<0.05	<5	0.4	9	95	149	10	512
QTA-36	435758	862.00	864.00	2.00	<0.05	<5	1.5	186	180	1140	16	480
QTA-36	435759	864.00	866.00	2.00	<0.05	5	0.8	108	159	410	13	489
QTA-36	435760	866.00	868.00	2.00	<0.05	5	1.1	88	157	242	9	475
QTA-36	435761	868.00	870.00	2.00	<0.05	6	1.7	198	283	198	9	467
QTA-36	435762	870.00	872.00	2.00	<0.05	5	3.3	365	379	457	12	460
QTA-36	435763	872.00	874.00	2.00	<0.05	6	3.3	411	195	368	12	469
QTA-36	435764	874.00	876.00	2.00	<0.05	<5	0.6	37	96	127	8	410
QTA-36	435765	876.00	878.05	2.05	<0.05	6	0.7	12	83	215	7	428
QTA-36	435766	878.05	878.20	0.15	0.2	160	>100	15800	13800	6720	1235	654
QTA-36	435767	878.20	878.75	0.55	0.025	5	3.8	233	207	144	15	491
QTA-36	435768	878.75	878.95	0.20	0.025	2.5	3.3	261	369	311	16	533
QTA-36	435769	878.95	882.00	3.05	0.025	2.5	1.2	117	189	136	8	415
QTA-36	435770	882.00	884.00	2.00	0.025	2.5	0.8	31	82	112	7	286
QTA-36	435771	884.00	885.30	1.30	0.025	5	0.9	12	112	190	9	590
QTA-36	435772	885.30	886.24	0.94	0.025	16	13.8	670	1065	2230	36	480
QTA-36	435773	886.24	886.52	0.28	0.13	148	>100	15300	6890	>10000	433	722
QTA-36	435774	886.52	888.00	1.48	0.025	6	2.4	58	70	463	22	519
QTA-36	435775	888.00	890.10	2.10	0.025	7	2.6	40	54	692	17	459
QTA-36	435776	890.10	890.40	0.30	0.025	8	5	232	325	287	30	497
QTA-36	435777	890.40	891.80	1.40	0.025	84	81.1	8030	8200	3400	221	512
QTA-36	435778	891.80	894.00	2.20	<0.05	7	3.8	237	160	172	11	421
QTA-36	435779	894.00	896.00	2.00	<0.05	<5	0.9	19	102	774	10	441
QTA-36	435780	896.00	898.00	2.00	<0.05	<5	0.6	9	91	52	12	438
QTA-36	435781	898.00	900.00	2.00	<0.05	<5	0.6	19	120	57	9	385
QTA-36	435782	900.00	902.00	2.00	<0.05	<5	0.7	18	114	53	3	433
QTA-36	435783	902.00	904.00	2.00	<0.05	<5	0.7	17	112	89	5	451
QTA-36	435784	904.00	906.00	2.00	<0.05	16	14	1335	1615	2630	18	456
QTA-36	435785	906.00	908.00	2.00	<0.05	<5	0.9	18	114	43	4	426
QTA-36	435786	908.00	910.00	2.00	<0.05	<5	0.6	10	91	57	2	412
QTA-36	435787	910.00	912.00	2.00	<0.05	<5	0.8	45	142	218	4	386
QTA-36	435788	912.00	914.00	2.00	<0.05	<5	0.6	10	106	34	7	368
QTA-36	435789	914.00	916.00	2.00	<0.05	<5	0.6	19	68	100	6	461
QTA-36	435790	916.00	918.00	2.00	<0.05	<5	1.2	139	269	469	6	357
QTA-36	435791	918.00	920.00	2.00	<0.05	<5	1	53	283	891	7	375

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 56 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-36	435792	920.00	922.00	2.00	0.07	61	55.2	8350	3270	2510	59	359
QTA-36	435793	922.00	924.00	2.00	<0.05	<5	0.3	21	118	20	6	403
QTA-36	435794	924.00	926.00	2.00	<0.05	<5	0.5	23	112	27	6	378
QTA-36	435795	926.00	928.00	2.00	<0.05	<5	0.6	28	140	188	9	420
QTA-36	435796	928.00	930.00	2.00	<0.05	<5	0.8	29	126	152	8	426
QTA-36	435797	930.00	932.00	2.00	<0.05	<5	1.5	65	118	667	28	429
QTA-36	435798	932.00	934.00	2.00	<0.05	<5	0.7	7	118	55	8	419
QTA-36	435799	934.00	936.00	2.00	<0.05	5	6.2	656	589	223	21	444
QTA-36	435800	936.00	938.00	2.00	<0.05	<5	0.7	29	74	184	8	455
QTA-36	435801	938.00	940.00	2.00	<0.05	<5	0.7	9	112	34	6	441
QTA-36	435802	940.00	942.00	2.00	<0.05	<5	1	9	99	1300	11	478
QTA-36	435803	942.00	944.00	2.00	0.07	22	25	3000	2270	>10000	118	517
QTA-36	435804	944.00	946.00	2.00	<0.05	<5	1	53	157	511	24	535
QTA-36	435805	946.00	948.00	2.00	<0.05	<5	1.8	102	104	144	9	456
QTA-36	435806	948.00	950.00	2.00	<0.05	<5	0.9	27	89	526	13	466
QTA-36	435807	950.00	952.00	2.00	<0.05	<5	1.1	40	128	302	23	437
QTA-36	435808	952.00	954.15	2.15	<0.05	<5	1.1	19	114	227	15	487
QTA-36	435809	954.15	956.00	1.85	<0.05	7	7.2	35	156	207	26	356
QTA-36	435810	956.00	958.00	2.00	<0.05	<5	1.7	157	154	413	25	384
QTA-36	435811	958.00	959.10	1.10	<0.05	<5	1.4	122	108	321	32	416
QTA-36	435812	959.10	959.20	0.10	0.26	175	>100	16200	7850	>10000	4940	1100
QTA-36	435813	959.20	960.00	0.80	<0.05	14	14.2	99	113	2890	75	484
QTA-36	435814	960.00	962.00	2.00	<0.05	6	2.6	38	110	650	29	490
QTA-36	435815	962.00	964.00	2.00	<0.05	13	16.2	41	146	2950	44	430
QTA-36	435816	964.00	966.00	2.00	<0.05	7	12.1	221	162	1305	111	431
QTA-36	435817	966.00	968.00	2.00	<0.05	<5	1.3	18	118	590	13	403
QTA-36	435818	968.00	970.00	2.00	<0.05	<5	1.8	34	128	522	20	419
QTA-36	435819	970.00	972.00	2.00	<0.05	<5	0.9	27	126	536	12	412
QTA-36	435820	972.00	974.00	2.00	2.86	<5	0.7	20	122	83	7	406
QTA-36	435821	974.00	976.00	2.00	<0.05	<5	0.7	10	114	147	14	407
QTA-36	435822	976.00	978.00	2.00	<0.05	6	1.7	21	128	218	21	477
QTA-37	435824	23.00	24.00	1.00	<0.05	<5	<0.2	17	84	19	<2	458
QTA-37	435825	24.00	26.00	2.00	<0.05	<5	0.2	14	89	30	<2	346
QTA-37	435826	26.00	27.70	1.70	<0.05	<5	0.3	18	117	33	<2	382
QTA-37	435827	27.70	29.00	1.30	<0.05	<5	0.5	21	86	342	6	745
QTA-37	435828	29.00	30.00	1.00	<0.05	<5	0.3	18	102	22	<2	377
QTA-37	435835	30.00	31.21	1.21	<0.05	<5	<0.2	20	115	20	<2	314
QTA-37	435836	38.04	40.00	1.96	<0.05	<5	0.2	15	91	59	<2	419
QTA-37	435829	40.00	40.75	0.75	<0.05	<5	0.3	19	103	178	4	417
QTA-37	435830	40.75	42.00	1.25	<0.05	<5	0.5	18	83	1140	15	912
QTA-37	435831	42.00	43.00	1.00	<0.05	<5	0.5	19	97	373	2	577
QTA-37	435837	43.00	44.98	1.98	<0.05	<5	0.2	18	124	25	<2	331
QTA-37	435838	49.54	51.00	1.46	<0.05	<5	0.2	20	112	16	<2	343
QTA-37	435832	51.00	52.00	1.00	<0.05	<5	<0.2	21	124	18	<2	311
QTA-37	435833	52.00	53.00	1.00	<0.05	<5	<0.2	13	81	12	<2	448
QTA-37	435834	53.00	54.00	1.00	<0.05	<5	0.2			26	<2	433
QTA-37	435839	78.00	80.00	2.00	<0.05	<5	0.2	15	87	37	<2	360
QTA-37	435840	80.00	81.40	1.40	<0.05	<5	0.2	12	72	124	5	437
QTA-37	435841	81.40	82.50	1.10	<0.05	<5	0.5	18	116	75	2	427
QTA-37	435842	82.50	83.00	0.50	<0.05	<5	0.5	20	78	207	2	538
QTA-37	435843	83.00	84.85	1.85	<0.05	<5	0.2	16	77	47	2	602
QTA-37	435844	84.85	87.70	2.85	<0.05	<5	0.6	18	97	136	4	474
QTA-37	435845	87.70	88.70	1.00	<0.05	<5	1.6	538	149	1245	8	1270
QTA-37	435846	88.70	90.00	1.30	<0.05	<5	<0.2	12	69	37	<2	694
QTA-37	435847	90.00	92.00	2.00	<0.05	<5	0.2	15	95	26	3	356
QTA-37	435848	92.00	94.00	2.00	<0.05	<5	0.3	15	103	23	2	391
QTA-37	435849	94.00	96.00	2.00	<0.05	<5	0.2	16	97	35	6	400
QTA-37	435850	96.00	97.50	1.50	<0.05	<5	<0.2	12	86	41	5	528
QTA-37	435851	97.50	98.20	0.70	<0.05	<5	<0.2	15	83	24	<2	699
QTA-37	435852	98.20	99.85	1.65	<0.05	<5	0.2	19	126	26	<2	322
QTA-37	435853	156.80	157.20	0.40	<0.05	<5	<0.2	15	98	38	2	565
QTA-37	435854	168.00	170.00	2.00	<0.05	<5	0.2	17	81	38	2	697
QTA-37	435855	170.00	172.00	2.00	<0.05	<5	<0.2	8	58	40	3	424

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 57 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-37	435856	172.00	174.00	2.00	<0.05	<5	0.2	15	80	74	3	442
QTA-37	435857	174.00	176.60	2.60	<0.05	<5	0.3	17	58	118	6	509
QTA-37	435858	176.60	177.00	0.40	<0.05	<5	1.6	16	56	261	7	554
QTA-37	435859	177.00	178.00	1.00	<0.05	<5	2.1	15	56	271	8	342
QTA-37	435860	178.00	180.00	2.00	<0.05	<5	1.2	15	64	181	8	450
QTA-37	435861	180.00	182.00	2.00	<0.05	<5	0.5	12	57	203	10	456
QTA-37	435862	182.00	184.00	2.00	<0.05	<5	1.5	14	55	532	43	435
QTA-37	435863	184.00	186.25	2.25	<0.05	7	8.7	87	199	275	15	581
QTA-37	435864	186.25	188.45	2.20	<0.05	6	10.4	168	148	477	23	789
QTA-37	435865	188.45	190.50	2.05	<0.05	6	5	22	102	431	12	418
QTA-37	435866	203.60	204.20	0.60	<0.05	<5	<0.2	14	64	44	<2	573
QTA-37	435867	223.00	225.00	2.00	<0.05	<5	<0.2	10	50	20	<2	449
QTA-37	435868	225.00	227.00	2.00	<0.05	<5	0.2	8	54	24	<2	444
QTA-37	435869	227.00	229.00	2.00	<0.05	<5	<0.2	10	72	15	<2	369
QTA-37	435870	249.30	252.07	2.77	<0.05	<5	<0.2	10	62	42	<2	646
QTA-37	435871	262.00	264.40	2.40	<0.05	<5	<0.2	11	54	22	2	551
QTA-37	435872	264.40	266.70	2.30	<0.05	<5	0.3	17	96	70	4	334
QTA-37	435873	266.70	266.95	0.25	<0.05	<5	<0.2	23	80	129	6	440
QTA-37	435874	266.95	268.00	1.05	<0.05	<5	<0.2	9	68	26	3	629
QTA-37	435875	289.25	289.40	0.15	<0.05	<5	<0.2	15	106	182	6	523
QTA-37	435876	297.50	299.20	1.70	<0.05	<5	0.8	26	100	287	9	1065
QTA-37	435877	299.20	300.00	0.80	<0.05	<5	0.8	15	64	285	18	454
QTA-37	435878	300.00	302.00	2.00	<0.05	<5	0.2	12	67	268	20	764
QTA-37	435879	302.00	304.00	2.00	<0.05	<5	0.2	12	87	103	9	605
QTA-37	435880	304.00	306.00	2.00	<0.05	<5	0.2	11	60	148	10	516
QTA-37	435881	306.00	308.00	2.00	<0.05	7	0.5	15	81	273	8	751
QTA-37	435882	308.00	310.00	2.00	<0.05	<5	0.6	14	74	267	10	954
QTA-37	435883	310.00	312.00	2.00	<0.05	<5	0.7	11	69	206	7	576
QTA-37	435884	312.00	314.00	2.00	<0.05	<5	0.6	10	58	101	8	501
QTA-37	435885	314.00	316.00	2.00	<0.05	<5	0.4	10	58	63	8	488
QTA-37	435886	316.00	318.00	2.00	<0.05	<5	<0.2	9	49	125	34	298
QTA-37	435887	318.00	320.00	2.00	<0.05	<5	<0.2	9	53	147	22	381
QTA-37	435888	320.00	322.00	2.00	<0.05	<5	<0.2	11	60	23	7	312
QTA-37	435889	322.00	324.00	2.00	<0.05	<5	0.2	12	73	53	23	421
QTA-37	435890	333.70	335.50	1.80	<0.05	<5	0.2	17	59	34	14	507
QTA-37	435891	335.50	336.00	0.50	<0.05	<5	<0.2	6	50	41	3	374
QTA-37	435892	336.00	338.00	2.00	<0.05	<5	<0.2	11	67	65	6	436
QTA-37	435893	338.00	338.50	0.50	<0.05	<5	<0.2	14	53	188	7	793
QTA-37	435894	347.00	348.00	1.00	<0.05	<5	0.6	14	77	180	9	642
QTA-37	435895	354.70	356.30	1.60	<0.05	<5	0.3	16	104	232	17	395
QTA-37	435896	368.50	371.20	2.70	<0.05	<5	0.4	20	120	112	16	405
QTA-37	435897	371.20	373.00	1.80	<0.05	<5	5.4	30	132	231	24	618
QTA-37	435898	373.00	374.00	1.00	<0.05	<5	1.9	15	74	210	12	512
QTA-37	435899	374.00	376.00	2.00	<0.05	<5	0.7	8	61	241	6	671
QTA-37	435900	376.00	377.85	1.85	<0.05	5	8	546	70	423	102	665
QTA-37	435901	414.00	416.00	2.00	<0.05	<5	0.3	13	67	80	11	417
QTA-37	435902	416.00	418.00	2.00	<0.05	<5	<0.2	10	67	88	37	434
QTA-37	435903	418.00	420.00	2.00	<0.05	<5	0.6	10	74	128	54	495
QTA-37	435904	420.00	422.00	2.00	<0.05	<5	0.3	11	89	122	13	493
QTA-37	435905	422.00	424.00	2.00	<0.05	<5	0.2	8	66	81	5	398
QTA-37	435906	424.00	426.00	2.00	<0.05	<5	0.2	11	60	32	6	376
QTA-37	435907	440.00	442.00	2.00	<0.05	<5	0.2	6	68	50	13	262
QTA-37	435908	442.00	444.00	2.00	<0.05	<5	1	32	122	198	28	416
QTA-37	435909	444.00	446.00	2.00	<0.05	<5	0.2	9	69	116	14	380
QTA-37	435910	446.00	448.00	2.00	<0.05	<5	0.4	13	39	170	19	278
QTA-37	435911	448.00	450.00	2.00	<0.05	<5	0.6	20	52	1250	37	234
QTA-37	435912	450.00	452.00	2.00	<0.05	<5	0.4	9	34	58	34	213
QTA-37	435913	452.00	454.00	2.00	<0.05	<5	2.7	35	100	465	36	145
QTA-37	435914	454.00	456.00	2.00	<0.05	<5	0.8	9	43	343	29	178
QTA-37	435915	456.00	458.00	2.00	<0.05	<5	0.6	34	149	121	29	271
QTA-37	435916	458.00	460.45	2.45	<0.05	<5	0.3	17	29	118	22	210
QTA-37	435917	460.45	461.50	1.05	<0.05	<5	1.8	511	855	1345	465	286
QTA-37	435918	461.50	462.28	0.78	<0.05	<5	3.6	553	186	2920	501	425

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 58 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-37	435919	462.28	462.85	0.57	0.77	90	83.9	>10000	4410	>10000	>10000	808
QTA-37	435920	462.85	463.90	1.05	<0.05	<5	5.5	1145	663	4220	1080	641
QTA-37	435921	463.90	465.33	1.43	<0.05	<5	5.2	211	91	3930	294	278
QTA-37	435922	465.33	465.83	0.50	<0.05	10	14.7	787	901	4510	882	303
QTA-37	435923	465.83	466.10	0.27	<0.05	7	4.4	85	54	2540	184	174
QTA-37	435924	466.10	467.80	1.70	<0.05	97	>100	1765	3110	1470	1490	168
QTA-37	435925	467.80	468.10	0.30	<0.05	89	>100	8550	39400	7800	7620	273
QTA-37	435926	468.10	470.00	1.90	<0.05	115	>100	2610	3680	1110	2330	166
QTA-37	435927	470.00	470.30	0.30	<0.05	151	>100	3660	4890	1325	3260	141
QTA-37	435928	470.30	472.00	1.70	<0.05	94	99.6	1025	4310	1225	902	166
QTA-37	435929	472.00	474.00	2.00	<0.05	<5	2.9	184	95	850	175	201
QTA-37	435930	474.00	476.00	2.00	<0.05	10	10.7	230	620	1350	281	255
QTA-37	435931	476.00	478.00	2.00	<0.05	<5	0.4	13	56	156	46	355
QTA-37	435932	478.00	480.00	2.00	<0.05	<5	0.4	7	31	327	26	398
QTA-37	435933	480.00	482.00	2.00	<0.05	<5	0.2	6	29	174	27	465
QTA-37	435934	482.00	484.00	2.00	<0.05	<5	2.3	24	88	361	48	432
QTA-37	435935	484.00	486.00	2.00	<0.05	<5	0.3	71	363	297	94	337
QTA-37	435936	486.00	488.00	2.00	<0.05	<5	0.2	17	69	212	21	275
QTA-37	435937	488.00	490.00	2.00	<0.05	<5	0.8	39	22	657	63	268
QTA-37	435938	490.00	492.00	2.00	<0.05	10	9	142	239	1860	221	250
QTA-37	435939	492.00	494.00	2.00	<0.05	<5	2	467	538	1010	338	156
QTA-37	435940	494.00	495.55	1.55	<0.05	<5	2.6	55	108	707	84	104
QTA-37	435941	495.55	495.95	0.40	<0.05	12	11	40	52	2590	180	90
QTA-37	435942	495.95	497.50	1.55	<0.05	<5	0.4	13	16	1115	75	228
QTA-37	435943	497.50	498.00	0.50	<0.05	<5	0.4	8	16	1310	87	255
QTA-37	435944	498.00	500.00	2.00	<0.05	<5	0.3	19	54	421	48	271
QTA-37	435945	500.00	502.00	2.00	<0.05	<5	0.3	5	11	327	38	127
QTA-37	435946	502.00	504.00	2.00	<0.05	<5	0.4	54	47	272	67	118
QTA-37	435947	504.00	506.00	2.00	<0.05	<5	<0.2	4	13	110	33	118
QTA-37	435948	506.00	508.00	2.00	<0.05	<5	<0.2	6	10	260	37	245
QTA-37	435949	508.00	510.00	2.00	<0.05	<5	0.2	5	17	694	22	192
QTA-37	435950	510.00	512.00	2.00	<0.05	<5	0.9	15	32	1110	38	103
QTA-37	435951	512.00	514.00	2.00	<0.05	<5	0.4	11	23	157	24	112
QTA-37	435952	514.00	515.11	1.11	<0.05	<5	0.4	11	23	230	33	111
QTA-37	435953	515.11	515.23	0.12	<0.05	5	6.4	1935	855	4030	2020	535
QTA-37	435954	515.23	515.50	0.27	<0.05	<5	1.8	554	83	589	497	146
QTA-37	435955	515.50	515.60	0.10	<0.05	<5	1.8	21	41	955	130	99
QTA-37	435956	515.60	516.00	0.40	<0.05	<5	0.2	7	3430	894	35	148
QTA-37	435957	516.00	518.00	2.00	<0.05	<5	0.7	608	407	669	114	187
QTA-37	435958	518.00	520.00	2.00	<0.05	<5	0.7	69	190	588	59	171
QTA-37	435959	520.00	522.00	2.00	<0.05	<5	0.6	60	106	547	50	114
QTA-37	435960	522.00	524.00	2.00	<0.05	<5	1.1	185	1790	536	113	136
QTA-37	435961	524.00	526.00	2.00	<0.05	<5	0.5	18	964	322	40	332
QTA-37	435962	526.00	528.00	2.00	<0.05	<5	0.2	10	62	112	19	176
QTA-37	435963	528.00	530.00	2.00	<0.05	<5	0.3	16	148	58	15	194
QTA-37	435964	530.00	532.00	2.00	<0.05	<5	0.3	13	123	132	14	311
QTA-37	435965	532.00	534.00	2.00	<0.05	<5	0.3	14	228	160	30	262
QTA-37	435966	534.00	536.00	2.00	<0.05	<5	<0.2	13	126	67	14	217
QTA-37	435967	536.00	538.00	2.00	<0.05	<5	0.2	9	28	17	16	190
QTA-37	435968	538.00	540.00	2.00	<0.05	<5	0.2	6	38	18	12	305
QTA-37	435969	540.00	542.00	2.00	<0.05	<5	0.2	9	45	44	14	216
QTA-37	435970	542.00	544.00	2.00	<0.05	<5	0.2	14	18	30	13	127
QTA-37	435971	544.00	546.00	2.00	<0.05	<5	0.3	12	29	51	16	209
QTA-37	435972	546.00	548.00	2.00	<0.05	<5	0.2	11	35	96	24	170
QTA-37	435973	548.00	550.00	2.00	<0.05	<5	0.5	10	29	233	40	159
QTA-37	435974	550.00	552.00	2.00	<0.05	<5	0.2	6	14	68	24	217
QTA-37	435975	552.00	554.00	2.00	<0.05	<5	<0.2	9	22	90	27	156
QTA-37	435976	554.00	556.00	2.00	<0.05	<5	0.4	10	18	200	48	162
QTA-37	435977	556.00	558.00	2.00	<0.05	<5	0.3	8	28	317	41	162
QTA-37	435978	558.00	560.00	2.00	<0.05	<5	0.3	28	76	555	68	108
QTA-37	435979	560.00	562.00	2.00	<0.05	7	9.6	3650	57	1355	2630	140
QTA-37	435980	562.00	562.60	0.60	<0.05	<5	0.4	19	8	1165	80	151
QTA-37	435981	562.60	562.70	0.10	<0.05	16	21.1	>10000	6600	2780	3460	465

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 59 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-37	435982	562.70	564.00	1.30	<0.05	<5	0.3	43	59	801	115	267
QTA-37	435983	564.00	566.00	2.00	<0.05	<5	0.4	50	114	1655	90	243
QTA-37	435984	566.00	568.00	2.00	<0.05	<5	1.6	14	295	1835	48	156
QTA-37	435985	568.00	569.20	1.20	<0.05	<5	0.5	30	22	304	76	158
QTA-37	435986	569.20	569.40	0.20	<0.05	<5	0.5	23	66	1510	331	39
QTA-37	435987	569.40	570.00	0.60	<0.05	<5	0.2	10	29	122	39	88
QTA-37	435988	570.00	572.00	2.00	<0.05	<5	0.3	11	21	163	46	188
QTA-37	435989	572.00	574.00	2.00	<0.05	5	<0.2	2	29	46	22	604
QTA-37	435990	574.00	576.00	2.00	<0.05	<5	<0.2	5	32	99	58	310
QTA-37	435991	576.00	578.00	2.00	<0.05	<5	0.2	8	42	210	32	164
QTA-37	435992	578.00	580.00	2.00	<0.05	<5	0.4	7	28	280	23	148
QTA-37	435993	580.00	580.70	0.70	<0.05	<5	0.2	6	26	184	25	339
QTA-37	435994	580.70	582.00	1.30	<0.05	<5	<0.2	4	19	352	36	223
QTA-37	435995	582.00	584.00	2.00	<0.05	<5	<0.2	7	15	621	99	89
QTA-37	435996	584.00	586.00	2.00	<0.05	5	0.2	6	25	279	62	106
QTA-37	435997	586.00	588.00	2.00	<0.05	<5	0.2	8	23	78	18	276
QTA-37	435998	588.00	588.30	0.30	<0.05	<5	<0.2	3	25	198	23	223
QTA-37	435999	588.30	590.00	1.70	<0.05	<5	0.2	8	28	219	31	140
QTA-37	436000	590.00	592.10	2.10	<0.05	7	0.2	11	54	142	33	166
QTA-37	601501	592.10	592.25	0.15	<0.05	12	0.5	9	102	9120	1145	22
QTA-37	601502	592.25	592.35	0.10	<0.05	<5	0.5	7	17	9510	1200	14
QTA-37	601503	592.35	594.00	1.65	<0.05	<5	0.2	4	15	1775	209	36
QTA-37	601504	594.00	596.00	2.00	<0.05	<5	0.2	5	14	419	79	98
QTA-37	601505	596.00	598.00	2.00	<0.05	<5	0.2	4	23	267	30	144
QTA-37	601506	598.00	600.00	2.00	<0.05	<5	0.2	6	20	937	148	97
QTA-37	601507	600.00	602.00	2.00	<0.05	<5	0.3	8	58	1145	95	109
QTA-37	601508	602.00	604.00	2.00	<0.05	<5	0.2	6	90	426	78	156
QTA-37	601509	604.00	606.00	2.00	<0.05	<5	1.2	13	48	917	178	88
QTA-37	601510	606.00	608.00	2.00	<0.05	<5	0.3	10	12	882	173	153
QTA-37	601511	608.00	610.00	2.00	<0.05	<5	0.6	9	19	1130	146	103
QTA-37	601512	610.00	612.00	2.00	<0.05	<5	0.2	2	16	251	16	74
QTA-37	601513	612.00	612.20	0.20	<0.05	<5	0.7	4	34	392	18	59
QTA-37	601514	612.20	612.40	0.20	<0.05	<5	0.5	251	257	>10000	213	509
QTA-37	601515	612.40	614.00	1.60	<0.05	<5	0.3	14	15	570	44	210
QTA-37	601516	614.00	616.00	2.00	<0.05	<5	0.4	9	13	349	47	124
QTA-37	601517	616.00	618.00	2.00	<0.05	<5	0.4	12	34	649	48	80
QTA-37	601518	618.00	620.00	2.00	<0.05	<5	0.3	8	15	156	42	85
QTA-37	601519	620.00	622.00	2.00	<0.05	<5	0.3	9	16	114	19	181
QTA-37	601520	622.00	624.00	2.00	<0.05	<5	0.4	10	19	70	16	170
QTA-37	601521	624.00	626.00	2.00	<0.05	<5	0.3	8	29	43	13	202
QTA-37	601522	626.00	628.00	2.00	<0.05	<5	0.4	12	52	188	23	242
QTA-37	601523	628.00	630.00	2.00	<0.05	<5	0.3	13	12	184	19	102
QTA-37	601524	630.00	632.00	2.00	<0.05	<5	0.9	172	5940	4740	88	214
QTA-37	601525	632.00	634.00	2.00	<0.05	<5	2.9	18	274	995	24	161
QTA-37	601526	634.00	636.00	2.00	<0.05	<5	<0.2	187	29	96	152	353
QTA-37	601527	636.00	638.00	2.00	<0.05	<5	0.2	6	27	59	27	189
QTA-37	601528	638.00	640.00	2.00	<0.05	<5	<0.2	9	95	74	14	261
QTA-37	601529	640.00	642.00	2.00	<0.05	<5	<0.2	4	35	25	6	295
QTA-37	601530	642.00	644.00	2.00	<0.05	<5	0.2	9	28	14	14	221
QTA-37	601531	644.00	646.00	2.00	<0.05	<5	<0.2	3	20	19	7	344
QTA-37	601532	646.00	648.00	2.00	<0.05	<5	0.2	9	32	18	6	271
QTA-37	601533	648.00	650.00	2.00	<0.05	<5	0.2	7	16	61	12	195
QTA-37	601534	650.00	652.00	2.00	<0.05	<5	<0.2	2	21	16	10	384
QTA-37	601535	652.00	654.00	2.00	<0.05	<5	<0.2	39	17	69	24	230
QTA-37	601536	654.00	656.00	2.00	<0.05	<5	<0.2	10	19	56	7	170
QTA-37	601537	656.00	658.00	2.00	<0.05	<5	0.2	10	30	86	13	183
QTA-37	601538	658.00	660.00	2.00	<0.05	<5	<0.2	13	14	177	19	158
QTA-37	601539	660.00	662.00	2.00	<0.05	<5	1	29	138	700	41	154
QTA-37	601540	662.00	664.00	2.00	<0.05	<5	0.4	6	12	186	21	208
QTA-37	601541	664.00	666.00	2.00	<0.05	<5	0.2	5	13	292	65	251
QTA-37	601542	666.00	666.60	0.60	<0.05	<5	0.6	8	24	1320	30	183
QTA-37	601543	666.60	666.90	0.30	0.14	<5	1	433	22	>10000	284	239
QTA-37	601544	666.90	669.00	2.10	0.11	<5	1.2	16	37	1650	62	207

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 60 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-37	601545	669.00	670.00	1.00	<0.05	<5	0.3	9	21	427	37	247
QTA-37	601546	670.00	672.00	2.00	<0.05	<5	0.3	9	43	112	23	264
QTA-37	601547	672.00	674.00	2.00	<0.05	<5	0.3	21	160	1100	54	302
QTA-37	601548	674.00	676.00	2.00	<0.05	<5	0.4	11	65	110	21	182
QTA-37	601549	676.00	678.00	2.00	<0.05	<5	<0.2	9	56	217	32	224
QTA-37	601550	678.00	679.80	1.80	<0.05	<5	<0.2	4	47	192	36	329
QTA-37	601551	679.80	679.97	0.17	<0.05	<5	<0.2	4	56	458	86	334
QTA-37	601552	679.97	681.30	1.33	<0.05	<5	0.2	5	51	97	15	340
QTA-37	601553	681.30	681.50	0.20	<0.05	<5	0.2	3	27	15	3	269
QTA-37	601554	681.50	682.00	0.50	<0.05	<5	<0.2	3	10	312	6	66
QTA-37	601555	682.00	684.00	2.00	<0.05	<5	0.2	6	16	54	8	148
QTA-37	601556	684.00	686.00	2.00	<0.05	<5	0.5	14	37	186	20	262
QTA-37	601557	686.00	686.90	0.90	<0.05	<5	0.9	23	81	657	29	335
QTA-37	601558	686.90	687.46	0.56	0.18	5	1.5	33	76	2730	85	684
QTA-37	601559	687.46	688.00	0.54	<0.05	<5	0.9	18	89	227	18	468
QTA-37	601560	688.00	690.00	2.00	<0.05	<5	0.9	15	27	354	24	382
QTA-37	601561	690.00	692.00	2.00	<0.05	<5	1.4	32	102	2580	54	529
QTA-37	601562	692.00	694.00	2.00	<0.05	<5	<0.2	5	50	36	13	386
QTA-37	601563	694.00	696.00	2.00	<0.05	<5	0.2	4	64	39	11	341
QTA-37	601564	696.00	698.00	2.00	<0.05	<5	<0.2	7	80	35	17	373
QTA-37	601565	698.00	700.00	2.00	<0.05	<5	<0.2	9	60	32	13	289
QTA-37	601566	700.00	702.00	2.00	0.07	<5	0.2	9	81	73	18	301
QTA-37	601567	702.00	704.00	2.00	<0.05	<5	<0.2	5	53	28	8	222
QTA-37	601568	704.00	706.00	2.00	<0.05	<5	0.2	4	101	36	14	336
QTA-37	601569	706.00	708.00	2.00	<0.05	<5	0.2	3	74	51	9	386
QTA-37	601570	708.00	710.00	2.00	<0.05	<5	0.2	6	50	542	17	347
QTA-37	601571	710.00	712.00	2.00	<0.05	<5	<0.2	4	59	36	6	348
QTA-37	601572	712.00	714.00	2.00	<0.05	<5	0.3	14	34	108	25	247
QTA-37	601573	714.00	714.40	0.40	<0.05	<5	0.2	6	90	64	8	343
QTA-37	601574	714.40	715.25	0.85	<0.05	<5	<0.2	5	53	39	4	342
QTA-37	601575	715.25	716.00	0.75	<0.05	<5	<0.2	5	54	39	5	360
QTA-37	601576	716.00	718.00	2.00	<0.05	<5	0.2	4	60	46	10	426
QTA-37	601577	718.00	718.48	0.48	0.31	<5	1.1	6	50	2320	40	440
QTA-37	601578	718.48	719.15	0.67	<0.05	6	3.8	702	129	2100	96	481
QTA-37	601579	719.15	719.30	0.15	0.32	20	21.5	7230	>10000	>10000	790	883
QTA-37	601580	719.30	719.40	0.10	0.07	5	4.7	2550	5830	2610	451	344
QTA-37	601581	719.40	720.00	0.60	<0.05	<5	0.8	40	68	930	21	447
QTA-37	601582	720.00	722.00	2.00	<0.05	<5	0.9	22	30	111	13	441
QTA-37	601583	722.00	724.00	2.00	<0.05	<5	0.6	164	281	331	31	408
QTA-37	601584	724.00	726.00	2.00	<0.05	<5	0.2	38	135	58	15	388
QTA-37	601585	726.00	728.00	2.00	<0.05	<5	<0.2	7	64	42	8	476
QTA-37	601586	728.00	730.44	2.44	<0.05	<5	0.2	6	48	224	26	607
QTA-37	601591	733.34	734.90	1.56	<0.05	6	0.2	8	31	68	10	357
QTA-37	601587	734.90	736.25	1.35	<0.05	<5	<0.2	12	38	110	9	265
QTA-37	601588	765.91	767.05	1.14	0.15	<5	<0.2	5	44	38	3	492
QTA-37	601589	769.05	769.20	0.15	<0.05	<5	<0.2	3	28	44	2	473
QTA-37	601590	788.00	788.20	0.20	<0.05	8	0.4	7	33	1040	27	561
QTA-38	601592	32.10	32.50	0.40	<0.05	<5	0.3	5	27	751	154	689
QTA-38	601593	32.50	32.70	0.20	0.1	<5	0.7	7	68	1380	240	1300
QTA-38	601594	32.70	32.95	0.25	0.63	<5	4.5	10	111	7440	1750	2900
QTA-38	601595	32.95	34.70	1.75	<0.05	<5	0.5	13	89	695	54	821
QTA-38	601596	34.70	35.80	1.10	<0.05	<5	<0.2	11	83	63	21	567
QTA-38	601597	35.80	38.00	2.20	<0.05	<5	0.2	18	116	162	18	476
QTA-38	601598	38.00	40.00	2.00	<0.05	<5	0.2	24	118	132	17	410
QTA-38	601599	40.00	42.00	2.00	<0.05	<5	0.2	19	119	52	19	417
QTA-38	601600	42.00	44.00	2.00	<0.05	<5	0.2	18	124	141	26	344
QTA-38	601601	44.00	46.00	2.00	<0.05	<5	<0.2	13	112	44	25	349
QTA-38	601602	46.00	48.00	2.00	<0.05	<5	0.2	10	92	35	15	340
QTA-38	601603	48.00	50.00	2.00	<0.05	<5	0.3	11	83	34	18	451
QTA-38	601604	50.00	52.00	2.00	<0.05	<5	<0.2	15	111	23	25	415
QTA-38	601605	52.00	54.00	2.00	<0.05	<5	0.2	15	110	15	26	486
QTA-38	601606	54.00	56.00	2.00	<0.05	<5	<0.2	17	109	20	29	496
QTA-38	601607	56.00	58.00	2.00	<0.05	<5	0.2	12	108	130	35	474

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 61 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-38	601608	58.00	58.60	0.60	<0.05	<5	0.4	10	92	136	19	1110
QTA-38	601609	58.60	58.85	0.25	0.31	15	13.8	94	184	3050	112	2180
QTA-38	601610	58.85	60.80	1.95	<0.05	<5	0.3	14	116	445	36	662
QTA-38	601611	60.80	61.00	0.20	0.42	<5	7.7	26	124	>10000	152	1735
QTA-38	601612	61.00	63.00	2.00	<0.05	<5	0.6	15	106	137	20	660
QTA-38	601613	63.00	63.20	0.20	0.07	<5	0.7	14	124	721	78	1420
QTA-38	601614	63.20	64.00	0.80	0.13	<5	1.3	16	118	1555	36	933
QTA-38	601615	101.40	101.55	0.15	1.02	53	51.1	372	2140	4300	973	6670
QTA-38	601616	101.55	101.65	0.10	0.1	16	17.6	14	173	3540	72	793
QTA-38	601617	101.65	101.80	0.15	0.09	9	3.5	16	56	667	43	2550
QTA-38	601618	101.80	103.00	1.20	<0.05	<5	0.2	11	144	58	21	634
QTA-38	601619	103.00	104.20	1.20	<0.05	5	0.2	14	120	45	19	613
QTA-38	601620	104.20	104.25	0.05	<0.05	5	0.2	9	63	25	15	977
QTA-38	601621	104.25	106.00	1.75	0.1	<5	0.8	18	101	66	20	750
QTA-38	601622	106.00	106.15	0.15	0.07	5	6.9	9	89	203	22	892
QTA-38	601623	106.15	106.20	0.05	0.39	48	43.4	196	>10000	277	>10000	2390
QTA-38	601624	106.20	108.00	1.80	0.07	6	2.3	19	162	640	198	1045
QTA-38	601625	108.00	110.00	2.00	<0.05	<5	0.2	14	130	99	66	564
QTA-38	601626	110.00	112.00	2.00	<0.05	<5	<0.2	12	105	34	25	476
QTA-38	601627	112.00	114.00	2.00	<0.05	<5	0.2	14	107	29	24	484
QTA-38	601628	114.00	116.00	2.00	<0.05	<5	0.3	12	107	37	19	502
QTA-38	601629	116.00	117.60	1.60	<0.05	9	<0.2	14	120	34	19	391
QTA-38	601630	117.60	118.20	0.60	<0.05	<5	0.6	12	110	185	21	497
QTA-38	601631	118.20	118.80	0.60	<0.05	5	0.6	9	112	38	12	538
QTA-38	601632	118.80	119.00	0.20	<0.05	<5	6.3	14	129	75	20	617
QTA-38	601633	119.00	119.25	0.25	0.07	10	6.7	14	78	451	30	2130
QTA-38	601634	119.25	120.00	0.75	<0.05	<5	1.6	21	141	75	22	796
QTA-38	601635	120.00	122.00	2.00	<0.05	<5	1.3	14	104	28	13	529
QTA-38	601636	122.00	124.00	2.00	<0.05	<5	0.3	16	116	16	10	468
QTA-38	601637	124.00	125.60	1.60	<0.05	<5	2	19	133	26	16	489
QTA-38	601638	125.60	126.80	1.20	<0.05	<5	2.8	45	187	202	135	539
QTA-38	601639	126.80	128.00	1.20	<0.05	<5	0.4	14	111	33	17	533
QTA-38	601640	128.00	128.90	0.90	<0.05	<5	0.5	19	152	20	15	578
QTA-38	601641	128.90	129.00	0.10	0.14	12	11	170	290	412	105	1385
QTA-38	601642	129.00	130.00	1.00	<0.05	<5	0.3	13	150	30	17	566
QTA-38	601643	130.00	132.00	2.00	<0.05	<5	0.5	18	117	35	23	507
QTA-38	601644	132.00	134.28	2.28	<0.05	13	14.8	174	522	40	115	583
QTA-38	601645	134.28	136.00	1.72	<0.05	<5	1.1	20	122	35	19	581
QTA-38	601646	136.00	137.20	1.20	<0.05	5	2.4	32	144	27	33	596
QTA-38	601647	137.20	137.48	0.28	<0.05	11	12.1	63	223	50	60	1005
QTA-38	601648	137.48	138.00	0.52	<0.05	<5	0.5	13	108	21	12	562
QTA-38	601649	138.00	140.10	2.10	<0.05	<5	4.9	71	154	47	32	700
QTA-38	601650	140.10	142.00	1.90	<0.05	13	16.6	92	220	210	84	1000
QTA-38	601651	142.00	144.00	2.00	<0.05	<5	3.4	31	127	87	33	810
QTA-38	601652	144.00	146.00	2.00	<0.05	6	6.7	75	197	64	72	738
QTA-38	601653	146.00	148.00	2.00	<0.05	<5	7	33	135	206	36	1085
QTA-38	601654	148.00	150.00	2.00	<0.05	5	6.3	48	195	191	55	831
QTA-38	601655	150.00	150.80	0.80	<0.05	6	4.7	60	286	82	54	759
QTA-38	601656	150.80	151.48	0.68	<0.05	15	12.8	116	147	80	88	1385
QTA-38	601657	151.48	151.90	0.42	<0.05	49	52.9	189	145	70	184	977
QTA-38	601658	151.90	152.50	0.60	0.07	69	69	589	373	147	345	908
QTA-38	601659	152.50	154.00	1.50	<0.05	5	5.1	87	236	90	72	632
QTA-38	601660	170.35	170.55	0.20	<0.05	308	>100	2390	2710	253	1295	800
QTA-38	601661	184.60	184.80	0.20	<0.05	<5	2.2	32	181	199	119	626
QTA-38	601662	184.80	185.20	0.40	<0.05	<5	0.8	10	58	35	9	412
QTA-38	601663	185.20	185.45	0.25	<0.05	<5	0.4	17	151	193	164	337
QTA-38	601664	327.40	328.00	0.60	<0.05	9	7.6	24	148	236	38	861
QTA-38	601665	328.00	330.00	2.00	<0.05	<5	0.4	17	121	126	21	429
QTA-38	601666	330.00	332.50	2.50	<0.05	8	7.5	33	144	714	47	839
QTA-38	601667	332.50	334.00	1.50	<0.05	<5	3.9	17	124	217	36	693
QTA-38	601668	334.00	336.00	2.00	<0.05	5	2.9	16	106	142	22	782
QTA-38	601669	336.00	338.30	2.30	<0.05	<5	3.2	54	195	137	48	583
QTA-38	601670	338.30	338.70	0.40	<0.05	<5	1.5	36	97	155	38	566

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 62 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-38	601671	345.95	349.20	3.25	<0.05	116	>100	1615	1470	396	1055	1155
QTA-38	601672	404.00	406.00	2.00	<0.05	<5	0.9	64	105	20	51	422
QTA-38	601673	406.00	408.00	2.00	<0.05	<5	0.3	53	161	13	39	446
QTA-38	601674	408.00	410.00	2.00	<0.05	<5	0.6	71	145	13	14	408
QTA-38	601675	410.00	411.30	1.30	<0.05	<5	0.6	181	612	24	71	489
QTA-38	601676	411.30	411.50	0.20	<0.05	13	5.1	7500	9890	193	5260	507
QTA-38	601677	411.50	413.51	2.01	<0.05	<5	0.4	19	75	13	27	507
QTA-38	601678	413.51	413.66	0.15	0.1	<5	1.9	120	2970	176	39	448
QTA-38	601679	413.66	414.00	0.34	<0.05	<5	0.7	25	92	25	35	502
QTA-38	601680	414.00	414.36	0.36	<0.05	<5	1.9	911	2320	160	279	541
QTA-38	601681	414.36	416.00	1.64	<0.05	<5	0.4	20	61	9	34	529
QTA-38	601682	416.00	416.90	0.90	<0.05	<5	0.7	24	136	16	37	534
QTA-38	601683	416.90	417.05	0.15	<0.05	<5	2.1	1145	1830	47	690	480
QTA-38	601684	417.05	418.00	0.95	<0.05	<5	0.9	39	126	13	52	536
QTA-38	601685	418.00	420.00	2.00	<0.05	<5	0.9	234	526	20	137	561
QTA-38	601686	420.00	422.25	2.25	<0.05	5	1.9	247	640	231	184	572
QTA-38	601687	422.25	422.85	0.60	<0.05	<5	0.7	26	118	1075	35	666
QTA-38	601688	422.85	424.00	1.15	<0.05	<5	0.2	16	91	85	10	493
QTA-38	601689	424.00	425.35	1.35	<0.05	<5	<0.2	11	91	49	9	444
QTA-38	601690	425.35	426.00	0.65	<0.05	<5	<0.2	21	132	118	20	401
QTA-38	601691	426.00	428.00	2.00	<0.05	<5	<0.2	23	112	141	24	482
QTA-38	601692	428.00	430.00	2.00	<0.05	<5	0.2	21	109	148	24	479
QTA-38	601693	454.00	456.00	2.00	<0.05	<5	0.5	22	102	32	12	407
QTA-38	601694	456.00	457.55	1.55	<0.05	<5	0.4	23	72	25	14	440
QTA-38	601695	457.55	458.70	1.15	<0.05	5	2	1195	771	100	729	847
QTA-38	601696	458.70	460.00	1.30	<0.05	<5	0.8	28	57	34	22	444
QTA-38	601697	460.00	462.00	2.00	<0.05	<5	0.3	9	37	27	8	450
QTA-38	601698	462.00	464.00	2.00	<0.05	<5	1.2	54	119	339	43	418
QTA-38	601699	464.00	465.00	1.00	<0.05	<5	1.7	815	1145	74	569	723
QTA-38	601700	465.00	465.20	0.20	<0.05	<5	1.9	784	874	174	493	612
QTA-38	601701	465.20	466.40	1.20	<0.05	<5	2.1	227	254	295	166	556
QTA-38	601702	466.40	466.60	0.20	0.26	17	20	>10000	4760	>10000	>10000	927
QTA-38	601703	466.60	466.80	0.20	0.1	10	9.6	497	603	973	378	493
QTA-38	601704	466.80	468.00	1.20	<0.05	<5	0.9	44	64	1480	81	562
QTA-38	601705	468.00	470.00	2.00	<0.05	<5	0.6	18	50	667	42	522
QTA-38	601706	470.00	472.00	2.00	<0.05	9	1.1	256	359	942	192	638
QTA-38	601707	472.00	474.00	2.00	0.34	14	6.3	1490	2190	4640	1120	604
QTA-38	601708	474.00	476.00	2.00	<0.05	<5	1.6	107	120	1020	178	569
QTA-38	601709	476.00	478.30	2.30	<0.05	<5	0.6	18	52	1255	108	497
QTA-38	601710	478.30	478.80	0.50	0.07	<5	1.2	37	171	1090	2010	644
QTA-38	601711	478.80	481.00	2.20	<0.05	<5	1.4	24	85	564	55	600
QTA-38	601712	481.00	482.00	1.00	0.46	11	10.8	210	183	2570	1800	494
QTA-38	601713	482.00	484.00	2.00	<0.05	5	0.7	9	92	1265	50	436
QTA-38	601714	484.00	486.00	2.00	<0.05	<5	<0.2	7	91	66	21	463
QTA-38	601715	486.00	488.10	2.10	<0.05	<5	0.6	52	128	297	45	495
QTA-38	601716	488.10	488.20	0.10	<0.05	<5	0.7	11	143	157	17	365
QTA-38	601717	488.20	488.40	0.20	<0.05	<5	3	234	231	188	166	296
QTA-38	601718	488.40	489.10	0.70	<0.05	<5	<0.2	21	111	63	25	355
QTA-38	601719	497.00	497.88	0.88	<0.05	<5	0.2	13	96	57	16	413
QTA-38	601720	497.88	499.50	1.62	<0.05	<5	0.2	20	104	185	20	415
QTA-38	601721	507.50	509.25	1.75	<0.05	5	1.4	16	78	1020	57	441
QTA-38	601722	522.60	522.80	0.20	<0.05	<5	<0.2	23	95	25	19	496
QTA-38	601723	533.40	533.60	0.20	0.41	10	10	103	234	5130	>10000	612
QTA-38	601724	533.60	534.25	0.65	<0.05	<5	0.2	16	90	217	136	421
QTA-38	601725	534.25	535.85	1.60	<0.05	<5	<0.2	11	73	29	46	437
QTA-38	601726	535.85	538.00	2.15	<0.05	<5	<0.2	15	87	53	25	429
QTA-38	601727	538.00	540.00	2.00	0.1	9	<0.2	10	62	34	21	399
QTA-38	601728	540.00	542.00	2.00	<0.05	<5	0.6	13	87	1030	55	527
QTA-38	601729	542.00	544.00	2.00	0.14	<5	<0.2	16	119	137	51	487
QTA-38	601730	544.00	548.00	4.00	<0.05	<5	<0.2	16	95	44	22	446
QTA-38	601731	548.00	550.10	2.10	<0.05	<5	<0.2	15	97	69	36	391
QTA-38	601732	550.10	552.10	2.00	<0.05	<5	<0.2	11	74	198	30	432
QTA-38	601733	552.10	553.25	1.15	<0.05	<5	<0.2	14	69	210	18	464

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 63 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-38	601734	553.25	554.70	1.45	<0.05	<5	0.2	12	44	207	1550	306
QTA-38	601735	554.70	555.85	1.15	<0.05	<5	0.3	9	49	1290	996	681
QTA-38	601736	555.85	558.40	2.55	<0.05	<5	0.2	4	38	363	24	305
QTA-38	601737	558.40	558.60	0.20	<0.05	5	0.3	3	57	117	14	324
QTA-38	601738	558.60	560.00	1.40	<0.05	<5	<0.2	7	68	209	18	362
QTA-38	601739	560.00	561.35	1.35	<0.05	<5	0.2	19	70	683	29	503
QTA-38	601740	561.35	562.00	0.65	<0.05	<5	<0.2	9	55	112	17	365
QTA-38	601741	562.00	564.00	2.00	<0.05	<5	<0.2	16	83	111	32	419
QTA-38	601742	564.00	566.35	2.35	<0.05	<5	0.2	18	111	140	23	460
QTA-38	601743	566.35	567.40	1.05	<0.05	<5	0.2	14	86	176	18	741
QTA-38	601744	567.40	569.70	2.30	<0.05	<5	<0.2	17	109	62	42	338
QTA-38	601745	569.70	572.61	2.91	<0.05	<5	<0.2	17	107	30	16	401
QTA-38	601746	572.61	574.54	1.93	<0.05	<5	0.4	20	107	29	12	368
QTA-38	601747	574.54	576.80	2.26	<0.05	<5	<0.2	18	113	45	15	397
QTA-38	601748	576.80	577.30	0.50	<0.05	<5	0.2	20	106	111	16	740
QTA-38	601749	577.30	579.15	1.85	<0.05	<5	0.6	17	98	173	22	429
QTA-38	601750	579.15	579.80	0.65	<0.05	<5	0.8	85	114	356	27	490
QTA-38	601751	579.80	582.61	2.81	<0.05	<5	0.3	16	100	78	13	406
QTA-38	601752	582.61	584.95	2.34	<0.05	<5	0.2	18	98	68	14	405
QTA-38	601753	584.95	586.80	1.85	<0.05	<5	<0.2	17	115	48	12	436
QTA-38	601754	586.80	588.95	2.15	<0.05	<5	<0.2	17	82	61	8	382
QTA-38	601755	588.95	591.04	2.09	<0.05	<5	<0.2	21	101	92	12	396
QTA-38	601756	591.04	592.73	1.69	<0.05	<5	<0.2	15	98	45	12	374
QTA-38	601757	592.73	593.80	1.07	<0.05	<5	<0.2	20	107	36	13	363
QTA-38	601758	593.80	595.90	2.10	<0.05	<5	1.5	17	94	530	61	555
QTA-38	601759	595.90	597.35	1.45	<0.05	5	0.6	15	98	183	27	482
QTA-38	601760	597.35	598.00	0.65	<0.05	<5	0.7	14	109	168	15	389
QTA-38	601761	598.00	600.00	2.00	<0.05	<5	<0.2	20	101	54	12	417
QTA-38	601762	600.00	602.00	2.00	<0.05	<5	<0.2	20	114	43	18	397
QTA-38	601763	602.00	604.00	2.00	<0.05	<5	<0.2	14	90	56	12	349
QTA-38	601764	604.00	605.62	1.62	<0.05	<5	<0.2	13	94	141	12	398
QTA-38	601765	605.62	607.10	1.48	<0.05	<5	<0.2	21	119	74	7	471
QTA-39	601766	24.16	25.67	1.51	<0.05	7	0.3	14	103	34	6	269
QTA-39	601767	25.67	27.52	1.85	<0.05	5	0.2	15	107	84	10	404
QTA-39	601768	27.52	29.30	1.78	<0.05	<5	0.3	12	98	65	8	497
QTA-39	601769	65.33	65.84	0.51	<0.05	<5	0.2	15	85	20	5	411
QTA-39	601770	65.84	67.00	1.16	<0.05	6	0.3	15	99	19	5	357
QTA-39	601771	67.00	69.00	2.00	<0.05	8	0.2	16	93	23	5	318
QTA-39	601772	69.00	70.88	1.88	<0.05	9	<0.2	17	82	27	20	322
QTA-39	601773	70.88	72.00	1.12	<0.05	5	0.4	16	94	11	6	342
QTA-39	601774	72.00	73.76	1.76	<0.05	<5	<0.2	14	89	16	6	328
QTA-39	601775	73.76	75.20	1.44	<0.05	<5	0.3	14	107	13	9	325
QTA-39	601776	75.20	76.00	0.80	<0.05	<5	<0.2	41	122	16	13	390
QTA-39	601777	76.00	77.00	1.00	<0.05	5	0.3	18	113	24	15	373
QTA-39	601778	77.00	78.00	1.00	<0.05	<5	0.2	12	92	14	6	380
QTA-39	601779	78.00	80.00	2.00	<0.05	6	<0.2	12	86	26	12	356
QTA-39	601780	80.00	82.00	2.00	<0.05	<5	0.2	14	91	19	5	573
QTA-39	601781	82.00	83.84	1.84	<0.05	<5	<0.2	18	85	73	14	788
QTA-39	601782	83.84	84.00	0.16	<0.05	<5	<0.2	13	98	20	8	551
QTA-39	601783	102.51	102.71	0.20	<0.05	<5	0.2	17	114	18	9	468
QTA-39	601784	102.71	104.00	1.29	<0.05	<5	0.2	13	112	29	15	539
QTA-39	601785	104.00	106.00	2.00	<0.05	<5	0.2	16	83	56	23	626
QTA-39	601786	106.00	107.00	1.00	<0.05	<5	0.4	13	105	48	11	519
QTA-39	601787	107.00	107.70	0.70	<0.05	<5	0.2	13	89	22	7	503
QTA-39	601788	107.70	108.00	0.30	<0.05	<5	0.4	8	71	14	6	438
QTA-39	601789	101.40	110.00	8.60	<0.05	<5	0.3	11	71	28	8	380
QTA-39	601790	110.00	110.45	0.45	<0.05	<5	0.2	9	100	28	9	371
QTA-39	601791	110.45	110.95	0.50	<0.05	<5	<0.2	11	84	17	5	337
QTA-39	601792	110.95	111.66	0.71	<0.05	<5	<0.2	11	103	41	22	440
QTA-39	601793	111.66	112.10	0.44	0.06	<5	0.6	15	84	136	41	968
QTA-39	601794	112.10	114.00	1.90	<0.05	<5	0.2	12	109	67	11	631
QTA-39	601795	114.00	115.40	1.40	<0.05	<5	0.2	14	103	35	20	462
QTA-39	601796	115.40	115.90	0.50	<0.05	<5	<0.2	14	90	24	10	380

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 64 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-39	601797	115.90	118.00	2.10	<0.05	<5	0.2	16	106	19	3	298
QTA-39	601798	118.00	120.00	2.00	<0.05	<5	<0.2	15	100	12	4	295
QTA-39	601799	120.00	121.70	1.70	<0.05	<5	0.2	13	98	16	5	324
QTA-39	601800	121.70	122.40	0.70	<0.05	<5	<0.2	15	91	26	5	391
QTA-39	601801	186.70	187.00	0.30	<0.05	<5	0.3	15	97	67	9	551
QTA-39	601802	187.00	189.00	2.00	<0.05	5	0.3	19	100	14	4	413
QTA-39	601803	189.00	191.30	2.30	<0.05	<5	0.3	14	99	13	3	395
QTA-39	601804	191.30	191.75	0.45	<0.05	<5	0.3	13	83	17	4	594
QTA-39	601805	191.75	193.00	1.25	<0.05	<5	0.2	14	87	22	6	463
QTA-39	601806	193.00	195.00	2.00	<0.05	<5	<0.2	15	91	14	4	397
QTA-39	601807	195.00	197.25	2.25	<0.05	<5	0.2	16	92	17	7	340
QTA-39	601808	197.25	197.80	0.55	<0.05	<5	<0.2	13	93	24	4	340
QTA-39	601809	197.80	199.00	1.20	<0.05	<5	0.2	12	95	18	6	373
QTA-39	601810	199.00	201.00	2.00	<0.05	<5	<0.2	13	94	12	<2	330
QTA-39	601811	201.00	203.00	2.00	<0.05	<5	0.2	13	93	19	3	383
QTA-39	601812	203.00	204.00	1.00	<0.05	<5	<0.2	15	77	205	26	394
QTA-39	601813	247.20	248.00	0.80	<0.05	<5	0.2	15	95	21	5	315
QTA-39	601814	248.00	250.00	2.00	<0.05	<5	0.3	14	98	27	4	323
QTA-39	601815	250.00	252.00	2.00	<0.05	<5	0.2	12	99	44	3	331
QTA-39	601816	252.00	254.00	2.00	<0.05	<5	<0.2	13	91	40	5	363
QTA-39	601828	295.00	296.70	1.70	<0.05	<5	0.2	15	89	59	21	437
QTA-39	601829	296.70	297.00	0.30	<0.05	<5	0.2	10	63	106	21	548
QTA-39	601830	297.00	299.00	2.00	<0.05	<5	<0.2	14	90	40	15	329
QTA-39	601817	317.00	319.00	2.00	<0.05	<5	0.2	14	85	459	56	483
QTA-39	601818	319.00	321.00	2.00	<0.05	<5	<0.2	16	100	73	11	352
QTA-39	601819	321.00	323.00	2.00	0.1	<5	0.2	16	106	177	16	350
QTA-39	601820	323.00	325.00	2.00	<0.05	<5	0.2	16	99	139	24	382
QTA-39	601821	325.00	325.53	0.53	<0.05	<5	0.4	13	70	491	76	557
QTA-39	601822	325.53	326.20	0.67	0.65	8	5.4	16	303	4250	188	71
QTA-39	601823	326.20	327.00	0.80	0.43	<5	4.3	12	229	2820	130	6
QTA-39	601824	327.00	328.20	1.20	0.15	<5	1.2	11	149	1160	81	455
QTA-39	601825	328.20	330.00	1.80	<0.05	<5	<0.2	18	94	186	35	351
QTA-39	601826	330.00	330.70	0.70	<0.05	<5	0.2	14	85	221	49	428
QTA-39	601827	330.70	332.00	1.30	<0.05	<5	0.2	17	92	154	32	482
QTA-39	601831	395.00	397.00	2.00	<0.05	<5	0.2	16	103	214	24	311
QTA-39	601832	397.00	399.00	2.00	<0.05	<5	<0.2	12	98	21	2	375
QTA-39	601833	399.00	401.00	2.00	<0.05	<5	0.3	14	102	19	4	329
QTA-39	601834	401.00	403.12	2.12	<0.05	<5	<0.2	14	102	21	4	295
QTA-39	601835	403.12	405.00	1.88	<0.05	<5	<0.2	15	108	24	3	252
QTA-39	601836	417.00	419.00	2.00	<0.05	<5	<0.2	13	84	114	13	337
QTA-39	601837	419.00	420.00	1.00	<0.05	<5	0.2	15	105	26	12	336
QTA-39	601838	420.00	421.50	1.50	<0.05	<5	<0.2	12	85	24	7	374
QTA-39	601839	421.50	422.35	0.85	<0.05	<5	<0.2	14	82	84	4	427
QTA-39	601840	422.35	423.30	0.95	<0.05	<5	<0.2	12	90	85	8	341
QTA-40	601841	38.40	38.85	0.45	<0.05	<5	<0.2	25	58	66	11	948
QTA-40	601842	38.85	40.70	1.85	<0.05	<5	<0.2	18	87	1060	56	741
QTA-40	601843	40.70	43.00	2.30	<0.05	<5	<0.2	16	113	96	10	470
QTA-40	601844	43.00	45.00	2.00	<0.05	<5	0.2	38	116	287	21	530
QTA-40	601845	45.00	46.00	1.00	<0.05	7	0.2	15	113	213	18	416
QTA-40	601846	46.00	46.20	0.20	<0.05	<5	0.3	15	86	169	19	919
QTA-40	601847	46.20	48.00	1.80	<0.05	<5	0.3	15	110	79	15	462
QTA-40	601848	48.00	49.00	1.00	<0.05	<5	0.2	18	112	94	10	454
QTA-40	601849	49.00	49.50	0.50	<0.05	<5	<0.2	16	102	249	21	648
QTA-40	601850	60.05	61.90	1.85	<0.05	<5	0.3	19	88	367	31	655
QTA-40	601851	61.90	64.00	2.10	<0.05	<5	0.4	16	100	94	9	464
QTA-40	601852	64.00	66.00	2.00	<0.05	<5	<0.2	15	106	87	7	476
QTA-40	601853	66.00	68.00	2.00	<0.05	<5	<0.2	15	102	72	7	498
QTA-40	601854	68.00	68.60	0.60	<0.05	<5	<0.2	17	100	114	14	399
QTA-40	601855	68.60	69.00	0.40	<0.05	<5	<0.2	14	86	64	8	597
QTA-40	601856	69.00	71.00	2.00	<0.05	<5	<0.2	15	97	71	9	453
QTA-40	601857	71.00	71.63	0.63	<0.05	<5	<0.2	13	106	65	10	431
QTA-40	601858	71.63	73.70	2.07	<0.05	<5	<0.2	13	100	89	9	350
QTA-40	601859	73.70	74.45	0.75	<0.05	<5	<0.2	20	100	260	24	692

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 65 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-40	601860	74.45	75.30	0.85	<0.05	<5	<0.2	28	86	49	13	804
QTA-40	601861	75.30	75.60	0.30	<0.05	<5	<0.2	16	82	45	7	614
QTA-40	601862	75.60	77.00	1.40	<0.05	<5	<0.2	22	107	178	17	573
QTA-40	601863	77.00	78.28	1.28	<0.05	<5	<0.2	16	120	130	11	524
QTA-40	601864	78.28	79.20	0.92	<0.05	<5	0.2	17	114	183	24	436
QTA-40	601865	79.20	82.00	2.80	<0.05	20	20.9	128	241	1100	86	757
QTA-40	601867	82.00	83.70	1.70	<0.05	<5	0.2	15	103	255	17	568
QTA-40	601868	83.70	86.00	2.30	<0.05	<5	0.3	13	95	134	12	621
QTA-40	601869	86.00	88.00	2.00	<0.05	6	0.3	12	96	134	15	482
QTA-40	601870	88.00	90.00	2.00	<0.05	<5	0.7	12	106	141	14	447
QTA-40	601871	90.00	90.40	0.40	<0.05	<5	0.3	9	108	66	7	316
QTA-40	601872	90.40	90.70	0.30	<0.05	<5	0.7	13	92	92	9	666
QTA-40	601873	90.70	92.00	1.30	<0.05	<5	2.2	23	104	194	22	646
QTA-40	601874	92.00	93.40	1.40	<0.05	42	45.2	156	176	1230	93	914
QTA-40	601875	93.40	95.00	1.60	<0.05	<5	0.5	15	98	64	11	479
QTA-40	601876	95.00	97.00	2.00	<0.05	<5	0.4	16	97	58	10	405
QTA-40	601877	97.00	98.30	1.30	<0.05	<5	0.4	13	100	59	10	419
QTA-40	601878	98.30	99.60	1.30	<0.05	<5	0.3	15	93	53	10	510
QTA-40	601879	99.60	101.30	1.70	<0.05	<5	0.4	14	98	60	13	424
QTA-40	601880	101.30	103.00	1.70	<0.05	<5	0.7	10	93	105	21	632
QTA-40	601881	103.00	105.00	2.00	<0.05	7	4.4	19	110	911	37	1310
QTA-40	601882	105.00	107.00	2.00	<0.05	7	6.5	133	144	958	59	1525
QTA-40	601883	107.00	109.00	2.00	<0.05	13	21.2	564	357	1970	98	1410
QTA-40	601884	109.00	110.70	1.70	<0.05	53	63.8	389	591	444	130	1345
QTA-40	601885	110.70	112.00	1.30	<0.05	5	6	226	178	707	53	985
QTA-40	601886	112.00	114.00	2.00	<0.05	<5	1.1	16	107	110	13	669
QTA-40	601887	114.00	114.80	0.80	<0.05	<5	1	9	108	77	10	609
QTA-40	601888	114.80	115.10	0.30	<0.05	15	17.6	34	88	219	34	776
QTA-40	601889	115.10	116.00	0.90	<0.05	<5	1.1	13	107	169	13	703
QTA-40	601890	116.00	118.00	2.00	<0.05	<5	0.6	13	94	98	10	467
QTA-40	601891	118.00	120.00	2.00	<0.05	<5	1	128	231	127	85	605
QTA-40	601892	120.00	122.00	2.00	<0.05	<5	3.1	107	447	240	63	693
QTA-40	601893	122.00	124.00	2.00	<0.05	<5	0.8	12	98	106	11	451
QTA-40	601894	124.00	126.00	2.00	<0.05	<5	0.9	11	105	115	9	545
QTA-40	601895	126.00	128.00	2.00	<0.05	<5	0.7	13	104	69	11	505
QTA-40	601896	128.00	128.55	0.55	<0.05	<5	0.9	11	112	100	14	406
QTA-40	601897	128.55	129.85	1.30	0.13	17	19.2	24	112	1340	54	1165
QTA-40	601898	129.85	131.00	1.15	0.07	14	16.3	60	162	1020	37	627
QTA-40	601899	131.00	133.00	2.00	<0.05	<5	2.6	14	92	354	18	679
QTA-40	601900	133.00	135.00	2.00	<0.05	<5	0.6	10	99	65	11	516
QTA-40	601901	135.00	136.00	1.00	<0.05	<5	0.7	16	112	83	9	553
QTA-40	601902	136.00	138.00	2.00	<0.05	<5	0.4	22	113	47	8	414
QTA-40	601903	138.00	140.00	2.00	<0.05	<5	0.4	18	113	42	13	388
QTA-40	601904	140.00	142.00	2.00	<0.05	<5	0.6	10	102	47	9	453
QTA-40	601905	142.00	144.00	2.00	<0.05	<5	0.6	10	112	23	10	407
QTA-40	601906	144.00	144.68	0.68	<0.05	<5	0.6	9	109	28	6	371
QTA-40	601907	144.68	145.00	0.32	<0.05	<5	0.5	12	70	121	11	663
QTA-40	601908	145.00	146.20	1.20	<0.05	<5	0.6	10	95	32	7	441
QTA-40	601909	146.20	148.25	2.05	<0.05	<5	0.4	15	107	42	10	445
QTA-40	601910	148.25	149.90	1.65	<0.05	<5	0.4	11	95	44	9	488
QTA-40	601911	149.90	151.00	1.10	<0.05	<5	0.6	11	109	77	10	507
QTA-40	601912	151.00	152.00	1.00	<0.05	<5	0.7	11	98	70	10	632
QTA-40	601913	152.00	153.45	1.45	<0.05	<5	1.9	7	87	307	15	714
QTA-40	601914	153.45	155.70	2.25	<0.05	9	10.3	31	127	1955	56	1110
QTA-40	601915	155.70	158.00	2.30	<0.05	<5	1.1	11	91	728	37	597
QTA-40	601916	158.00	160.00	2.00	<0.05	<5	0.7	11	96	249	26	673
QTA-40	601917	160.00	162.00	2.00	<0.05	<5	0.6	9	122	137	14	626
QTA-40	601918	162.00	163.70	1.70	<0.05	<5	0.9	9	91	187	19	543
QTA-40	601919	163.70	164.55	0.85	<0.05	5	5.2	3210	1745	460	2140	918
QTA-40	601920	164.55	166.00	1.45	<0.05	<5	1.3	13	99	186	20	644
QTA-40	601921	166.00	168.00	2.00	<0.05	<5	0.6	9	90	74	13	630
QTA-40	601922	168.00	170.00	2.00	<0.05	<5	0.8	10	105	93	17	554
QTA-40	601923	170.00	172.00	2.00	<0.05	<5	0.9	44	147	78	17	557

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 66 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-40	601924	172.00	174.00	2.00	<0.05	<5	0.9	8	91	87	15	590
QTA-40	601925	174.00	175.45	1.45	<0.05	<5	0.7	12	105	94	14	739
QTA-40	601926	175.45	176.30	0.85	<0.05	<5	1	14	92	219	24	729
QTA-40	601927	176.30	178.00	1.70	<0.05	<5	1.5	39	102	105	22	586
QTA-40	601928	178.00	180.00	2.00	<0.05	<5	1.4	31	214	346	31	601
QTA-40	601929	180.00	182.00	2.00	<0.05	<5	1.2	12	90	404	45	809
QTA-40	601930	182.00	184.00	2.00	<0.05	<5	4.2	200	423	721	97	979
QTA-40	601931	184.00	186.00	2.00	<0.05	<5	2.5	17	97	381	26	675
QTA-40	601932	186.00	188.00	2.00	<0.05	<5	0.6	11	88	308	20	721
QTA-40	601933	188.00	190.00	2.00	<0.05	<5	1	13	185	77	14	694
QTA-40	601934	190.00	192.00	2.00	<0.05	<5	1	8	98	90	10	634
QTA-40	601935	192.00	194.00	2.00	<0.05	<5	0.9	11	94	232	28	692
QTA-40	601936	194.00	196.00	2.00	<0.05	<5	0.9	12	124	184	21	794
QTA-40	601937	196.00	198.00	2.00	<0.05	<5	1	9	99	367	18	675
QTA-40	601938	198.00	200.00	2.00	<0.05	<5	1.4	36	125	100	23	613
QTA-40	601939	200.00	202.00	2.00	<0.05	<5	1.2	17	119	83	15	612
QTA-40	601940	202.00	204.00	2.00	<0.05	<5	1.8	54	178	96	30	591
QTA-40	601941	204.00	206.00	2.00	<0.05	<5	1.1	16	208	291	20	667
QTA-40	601942	206.00	208.00	2.00	<0.05	<5	0.9	26	118	98	15	570
QTA-40	601943	208.00	210.00	2.00	<0.05	6	0.9	12	102	174	16	491
QTA-40	601944	210.00	212.00	2.00	<0.05	<5	0.9	19	124	112	19	520
QTA-40	601945	212.00	214.00	2.00	<0.05	<5	1.1	17	116	91	19	607
QTA-40	601946	214.00	216.00	2.00	<0.05	<5	2.7	26	120	281	39	765
QTA-40	601947	216.00	216.70	0.70	<0.05	<5	0.9	14	97	83	21	701
QTA-40	601948	216.70	218.00	1.30	<0.05	<5	0.9	12	107	81	14	604
QTA-40	601949	218.00	220.00	2.00	<0.05	<5	1.2	16	115	140	18	617
QTA-40	601950	220.00	222.00	2.00	<0.05	<5	1.1	15	109	156	20	794
QTA-40	601951	222.00	224.00	2.00	<0.05	<5	1.2	21	110	385	20	577
QTA-40	601952	224.00	226.00	2.00	<0.05	<5	2.4	19	142	633	600	652
QTA-40	601953	226.00	228.00	2.00	<0.05	<5	2.5	14	122	192	27	634
QTA-40	601954	228.00	230.00	2.00	<0.05	<5	0.6	20	112	32	18	499
QTA-40	601955	230.00	232.00	2.00	<0.05	<5	2.7	27	138	1315	532	737
QTA-40	601956	232.00	234.00	2.00	<0.05	<5	0.9	12	104	667	31	594
QTA-40	601957	234.00	236.00	2.00	<0.05	8	7	30	150	1310	96	762
QTA-40	601958	236.00	238.00	2.00	<0.05	<5	3.6	12	86	1590	37	752
QTA-40	601959	238.00	238.75	0.75	<0.05	<5	2.3	14	99	2250	36	926
QTA-40	601960	238.75	238.95	0.20	<0.05	<5	0.5	9	88	483	48	909
QTA-40	601961	238.95	240.00	1.05	<0.05	<5	0.5	8	97	162	13	621
QTA-40	601962	294.00	296.00	2.00	<0.05	<5	0.3	14	73	108	14	570
QTA-40	601963	296.00	298.00	2.00	<0.05	<5	0.2	8	58	77	11	445
QTA-40	601964	298.00	300.00	2.00	<0.05	<5	3.8	19	101	1015	60	728
QTA-40	601965	300.00	302.00	2.00	<0.05	<5	2.2	9	66	325	31	910
QTA-40	601966	302.00	304.00	2.00	<0.05	7	11.3	24	194	1925	480	914
QTA-40	601967	304.00	306.00	2.00	<0.05	<5	8.8	31	125	588	99	1390
QTA-40	601968	306.00	308.00	2.00	<0.05	8	7.5	13	42	1005	138	1275
QTA-40	601969	308.00	310.35	2.35	<0.05	20	20.6	34	113	710	77	1450
QTA-40	601970	310.35	310.50	0.15	<0.05	7	5.9	22	13	1090	159	5700
QTA-40	601971	310.50	311.15	0.65	<0.05	<5	5	12	33	956	56	2170
QTA-40	601972	311.15	312.00	0.85	<0.05	8	9.5	39	97	1505	42	1955
QTA-40	601973	312.00	314.00	2.00	<0.05	<5	0.4	10	84	229	19	681
QTA-40	601974	314.00	315.00	1.00	<0.05	<5	0.3	6	58	84	8	437
QTA-40	601975	408.00	410.00	2.00	<0.05	<5	0.3	11	88	65	25	428
QTA-40	601976	410.00	412.00	2.00	<0.05	<5	1.4	9	98	232	21	470
QTA-40	601977	412.00	414.00	2.00	<0.05	<5	0.4	7	61	86	11	550
QTA-40	601978	414.00	416.00	2.00	<0.05	<5	0.5	9	71	63	10	456
QTA-40	601979	416.00	418.00	2.00	<0.05	<5	0.4	6	101	148	12	414
QTA-40	601980	418.00	420.00	2.00	<0.05	<5	0.9	8	81	311	32	670
QTA-40	601981	420.00	422.00	2.00	<0.05	<5	4.9	13	78	570	32	978
QTA-40	601982	422.00	424.00	2.00	<0.05	10	11	39	156	1110	61	866
QTA-40	601983	424.00	426.00	2.00	<0.05	<5	0.4	10	93	98	15	453
QTA-40	601984	426.00	428.00	2.00	<0.05	<5	0.7	14	95	75	19	408
QTA-40	601985	428.00	430.00	2.00	<0.05	5	7.8	78	139	256	72	667
QTA-40	601986	430.00	431.40	1.40	0.14	10	14.7	248	63	535	210	1880
Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 67 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-40	601987	431.40	433.00	1.60	<0.05	9	12.3	14	86	508	44	829
QTA-40	601988	433.00	435.00	2.00	<0.05	<5	3.6	8	47	405	23	588
QTA-40	601989	435.00	435.60	0.60	<0.05	10	7.1	13	106	162	24	314
QTA-40	601990	435.60	437.00	1.40	<0.05	<5	1.7	14	97	253	21	904
QTA-40	601991	437.00	438.00	1.00	<0.05	<5	1.4	15	119	142	10	608
QTA-40	601992	438.00	440.30	2.30	<0.05	<5	3.7	36	173	520	40	1085
QTA-40	601993	440.30	442.00	1.70	<0.05	<5	4	22	82	419	30	672
QTA-40	601994	442.00	444.00	2.00	<0.05	<5	1.2	14	73	102	25	628
QTA-40	601995	444.00	445.00	1.00	<0.05	<5	1.2	17	101	1225	56	481
QTA-40	601996	445.00	447.00	2.00	<0.05	<5	1.6	21	92	1475	63	952
QTA-40	601997	447.00	449.00	2.00	<0.05	26	22.7	53	449	589	74	703
QTA-40	601998	449.00	450.50	1.50	0.09	8	9	36	65	405	42	874
QTA-40	601999	450.50	451.40	0.90	0.07	33	37.7	77	91	753	226	1325
QTA-40	602000	451.40	453.00	1.60	0.06	<5	2.4	12	82	931	51	1100
QTA-40	603001	453.00	454.00	1.00	<0.05	<5	0.7	10	93	329	21	451
QTA-40	603002	454.00	456.00	2.00	<0.05	<5	0.4	12	103	92	14	449
QTA-40	603003	456.00	458.00	2.00	<0.05	<5	0.5	17	119	449	33	468
QTA-40	603004	458.00	460.00	2.00	<0.05	<5	0.7	9	106	182	17	565
QTA-40	603005	460.00	461.00	1.00	<0.05	<5	0.5	7	65	777	56	783
QTA-40	603006	461.00	462.00	1.00	<0.05	<5	1.5	5	35	870	31	478
QTA-40	603007	462.00	463.30	1.30	<0.05	<5	0.7	3	32	242	13	570
QTA-40	603008	463.30	465.00	1.70	<0.05	14	12.1	236	364	1955	234	1285
QTA-40	603009	465.00	467.00	2.00	0.06	<5	4.3	23	74	1320	47	634
QTA-40	603010	467.00	467.50	0.50	0.13	11	13.7	39	65	2940	108	2250
QTA-40	603011	467.50	467.70	0.20	0.44	267	>100	473	1615	>10000	789	1430
QTA-40	603012	467.70	468.00	0.30	0.07	10	11.6	29	143	313	70	912
QTA-40	603013	468.00	470.00	2.00	<0.05	<5	0.9	6	56	314	23	488
QTA-40	603014	470.00	472.00	2.00	<0.05	<5	0.4	7	59	124	10	570
QTA-40	603015	472.00	474.00	2.00	<0.05	<5	1.5	11	59	112	11	357
QTA-40	603016	474.00	476.00	2.00	<0.05	<5	0.2	8	57	33	5	352
QTA-40	603017	476.00	478.00	2.00	<0.05	<5	0.5	8	54	57	6	390
QTA-40	603018	478.00	480.00	2.00	<0.05	<5	0.2	8	59	22	5	352
QTA-40	603019	480.00	482.00	2.00	<0.05	<5	0.2	8	51	14	4	357
QTA-40	603020	482.00	484.00	2.00	<0.05	<5	0.3	7	50	13	4	324
QTA-40	603021	484.00	486.00	2.00	<0.05	<5	0.2	8	50	9	5	722
QTA-40	603022	486.00	488.00	2.00	<0.05	<5	<0.2	8	55	12	5	331
QTA-40	603023	488.00	490.00	2.00	<0.05	<5	0.4	9	68	36	11	370
QTA-40	603024	490.00	492.00	2.00	<0.05	<5	0.3	7	55	24	10	665
QTA-40	603025	492.00	494.00	2.00	<0.05	<5	0.2	8	61	22	11	378
QTA-40	603026	494.00	496.00	2.00	<0.05	<5	0.8	11	97	45	15	360
QTA-40	603027	496.00	498.00	2.00	<0.05	<5	0.3	5	57	48	7	549
QTA-40	603028	498.00	500.00	2.00	<0.05	<5	0.4	7	41	174	13	553
QTA-40	603029	500.00	502.00	2.00	<0.05	6	2.4	296	271	259	210	667
QTA-40	603030	502.00	504.00	2.00	<0.05	<5	0.4	6	50	337	18	490
QTA-40	603031	504.00	506.00	2.00	<0.05	<5	1.3	6	35	456	25	907
QTA-40	603032	506.00	508.00	2.00	0.13	7	5.3	17	41	1550	30	693
QTA-40	603033	508.00	510.00	2.00	<0.05	<5	0.6	5	42	548	21	406
QTA-40	603034	510.00	512.00	2.00	<0.05	<5	0.3	14	54	112	10	523
QTA-40	603035	512.00	514.00	2.00	<0.05	<5	0.4	8	42	174	13	583
QTA-40	603036	514.00	514.90	0.90	<0.05	<5	0.7	8	38	443	17	479
QTA-40	603037	514.90	515.10	0.20	<0.05	78	78.5	5260	168	264	180	736
QTA-40	603038	515.10	515.16	0.06	<0.05	<5	0.7	15	56	91	7	573
QTA-40	603039	515.16	518.00	2.84	<0.05	<5	0.8	17	99	170	10	462
QTA-40	603040	518.00	520.00	2.00	<0.05	<5	0.9	15	110	364	15	446
QTA-40	603041	520.00	522.00	2.00	<0.05	<5	0.7	21	82	567	30	484
QTA-40	603042	522.00	524.00	2.00	<0.05	<5	0.4	12	90	1030	30	413
QTA-40	603043	524.00	526.00	2.00	<0.05	<5	0.3	13	90	291	17	348
QTA-40	603044	526.00	528.00	2.00	<0.05	<5	0.3	9	93	206	16	363
QTA-40	603045	528.00	530.00	2.00	<0.05	<5	1.6	9	108	509	36	362
QTA-40	603046	530.00	532.00	2.00	<0.05	<5	2	13	114	469	14	375
QTA-40	603047	532.00	534.00	2.00	<0.05	5	0.8	11	100	76	9	387
QTA-40	603048	534.00	536.00	2.00	<0.05	<5	0.3	11	88	99	8	347
QTA-40	603049	536.00	538.00	2.00	<0.05	<5	0.4	7	100	144	9	387

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 68 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-40	603050	538.00	539.90	1.90	<0.05	<5	0.5	7	58	128	9	380
QTA-40	603051	539.90	540.10	0.20	<0.05	14	18.9	667	1375	949	342	649
QTA-40	603052	540.10	542.00	1.90	<0.05	<5	0.5	10	95	115	8	411
QTA-40	603053	542.00	544.00	2.00	<0.05	<5	0.4	8	60	85	6	370
QTA-40	603054	544.00	544.80	0.80	<0.05	<5	4.3	8	61	636	22	418
QTA-40	603055	544.80	546.00	1.20	0.07	<5	2.5	5	28	877	13	519
QTA-40	603056	546.00	548.00	2.00	<0.05	<5	0.3	4	29	1040	43	410
QTA-40	603057	548.00	550.00	2.00	<0.05	<5	0.5	6	52	278	11	454
QTA-40	603058	550.00	551.90	1.90	<0.05	<5	1.1	32	143	187	31	418
QTA-40	603059	551.90	551.98	0.08	0.1	150	>100	2930	3910	>10000	2490	2420
QTA-40	603060	551.98	552.90	0.92	0.07	51	48.7	622	4340	2860	323	930
QTA-40	603061	552.90	553.40	0.50	0.1	<5	7	99	533	5900	101	1385
QTA-40	603062	553.40	554.00	0.60	<0.05	10	8.6	62	103	365	50	648
QTA-40	603063	554.00	556.00	2.00	<0.05	<5	3.3	71	122	497	52	576
QTA-40	603064	556.00	558.00	2.00	<0.05	<5	1	46	44	46	15	592
QTA-40	603065	558.00	560.00	2.00	<0.05	<5	0.5	5	35	32	4	544
QTA-40	603066	560.00	562.00	2.00	<0.05	<5	0.7	12	71	18	5	546
QTA-40	603067	562.00	564.00	2.00	<0.05	5	8.9	272	1660	849	118	506
QTA-40	603068	564.00	565.00	1.00	<0.05	<5	0.6	16	331	16	8	463
QTA-40	603069	565.00	568.00	3.00	<0.05	<5	2.2	138	219	94	48	473
QTA-40	603070	568.00	570.00	2.00	<0.05	22	21.5	1410	1380	12	84	518
QTA-40	603071	570.00	572.00	2.00	<0.05	56	64.7	4650	6050	28	151	588
QTA-40	603072	572.00	574.00	2.00	<0.05	30	30.7	1950	2930	25	250	514
QTA-40	603073	574.00	576.00	2.00	<0.05	<5	8.1	370	402	23	65	522
QTA-40	603074	576.00	578.00	2.00	<0.05	9	13.8	1055	1490	30	138	481
QTA-40	603075	578.00	580.00	2.00	0.025	54	62.6	3920	2230	10	165	557
QTA-40	603076	580.00	582.00	2.00	0.025	11	16.3	1010	1155	73	182	510
QTA-40	603077	582.00	584.00	2.00	0.025	20	19.8	1285	1015	1750	320	569
QTA-40	603078	584.00	586.00	2.00	0.025	2.5	6.6	365	777	309	57	611
QTA-40	603079	586.00	588.00	2.00	0.025	2.5	9.8	597	833	93	56	491
QTA-40	603080	588.00	590.00	2.00	0.025	44	54.7	5090	4170	176	1430	400
QTA-40	603081	590.00	592.00	2.00	0.025	21	26.4	2210	2510	27	174	405
QTA-40	603082	592.00	594.00	2.00	0.025	2.5	9.2	542	614	25	56	468
QTA-40	603083	594.00	596.00	2.00	0.025	7	16.3	1315	1160	140	174	440
QTA-40	603084	596.00	598.00	2.00	0.025	2.5	9.7	829	630	26	95	458
QTA-40	603085	598.00	600.00	2.00	0.025	8	14.2	762	1635	24	38	453
QTA-40	603086	600.00	602.00	2.00	0.025	99	>100	8320	8910	200	113	478
QTA-40	603087	602.00	604.00	2.00	0.025	30	34.8	2740	2890	78	131	434
QTA-40	603088	604.00	606.00	2.00	0.025	58	66.6	4980	6140	61	96	430
QTA-40	603089	606.00	608.00	2.00	0.025	33	30.1	3120	1845	158	378	460
QTA-40	603090	608.00	610.00	2.00	0.025	6	9.4	723	836	54	35	428
QTA-40	603091	610.00	612.00	2.00	0.025	2.5	2.9	199	219	35	9	607
QTA-40	603092	612.00	614.00	2.00	0.025	35	47.1	4270	1890	47	83	508
QTA-40	603093	614.00	614.20	0.20	0.025	2.5	<0.2	7	41	9	3	441
QTA-40	603094	614.20	616.00	1.80	0.025	17	21.1	1985	1230	26	18	383
QTA-40	603095	616.00	618.00	2.00	0.025	37	43	4060	3800	23	39	345
QTA-40	603096	618.00	620.00	2.00	0.025	97	>100	9960	17000	575	142	408
QTA-40	603097	620.00	622.00	2.00	0.025	68	86.7	9920	5310	26	76	464
QTA-40	603098	622.00	624.00	2.00	0.025	10	13.4	1170	1385	20	30	501
QTA-40	603099	624.00	626.00	2.00	<0.05	<5	2.2	246	341	28	12	416
QTA-40	603100	626.00	628.00	2.00	<0.05	<5	1.2	60	159	24	6	454
QTA-40	603101	628.00	630.00	2.00	<0.05	<5	1.9	88	271	24	9	462
QTA-40	603102	630.00	632.00	2.00	<0.05	<5	2.4	138	115	20	7	435
QTA-40	603103	632.00	634.00	2.00	<0.05	<5	5.6	401	379	15	12	443
QTA-40	603104	634.00	636.00	2.00	<0.05	<5	1	27	79	43	7	427
QTA-40	603105	636.00	638.00	2.00	<0.05	<5	0.5	10	52	51	14	386
QTA-40	603106	638.00	640.00	2.00	<0.05	<5	2.2	150	63	28	4	318
QTA-40	603107	640.00	642.00	2.00	<0.05	<5	0.6	13	87	47	4	440
QTA-40	603108	642.00	644.00	2.00	<0.05	<5	0.9	44	188	88	3	417
QTA-40	603109	644.00	644.30	0.30	<0.05	11	14	1155	1025	97	25	301
QTA-40	603110	644.30	644.50	0.20	<0.05	137	>100	>10000	6980	354	392	524
QTA-40	603111	644.50	646.00	1.50	<0.05	<5	1.9	33	52	357	9	502
QTA-40	603112	646.00	648.00	2.00	<0.05	<5	0.7	21	47	114	4	399

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 69 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-40	603113	648.00	649.00	1.00	<0.05	19	18	649	394	1090	43	709
QTA-40	603114	649.00	650.00	1.00	<0.05	28	30.3	1855	2810	474	250	668
QTA-40	603115	650.00	652.00	2.00	<0.05	17	16.1	832	785	751	74	483
QTA-40	603116	652.00	654.00	2.00	<0.05	<5	1.5	29	30	296	13	447
QTA-40	603117	654.00	656.10	2.10	<0.05	29	22.2	1755	1660	292	29	587
QTA-40	603118	656.10	658.00	1.90	<0.05	45	44.9	3300	3130	881	602	620
QTA-40	603119	658.00	659.00	1.00	<0.05	<5	1.3	105	130	157	10	504
QTA-40	603120	659.00	660.00	1.00	<0.05	<5	0.4	17	25	37	2	504
QTA-40	603121	660.00	662.00	2.00	<0.05	7	2.7	186	252	39	5	350
QTA-40	603122	662.00	663.20	1.20	<0.05	<5	0.5	21	22	64	6	394
QTA-40	603123	663.20	665.00	1.80	<0.05	8	8.6	856	863	932	74	445
QTA-40	603124	665.00	666.20	1.20	<0.05	<5	4.5	238	225	494	31	534
QTA-40	603125	666.20	667.40	1.20	<0.05	9	7	229	306	384	66	381
QTA-40	603126	667.40	667.60	0.20	0.19	899	>100	96400	37200	4710	1515	406
QTA-40	603127	667.60	670.00	2.40	0.025	25	24.5	1895	2180	225	36	303
QTA-40	603128	670.00	672.00	2.00	0.025	2.5	4	353	553	59	9	275
QTA-40	603129	672.00	674.00	2.00	0.025	49	60.7	5320	6040	167	59	334
QTA-40	603130	674.00	676.00	2.00	0.025	10	16.7	1445	2080	97	21	649
QTA-40	603131	676.00	678.00	2.00	0.025	19	23.1	1720	1370	113	40	340
QTA-40	603132	678.00	680.00	2.00	0.025	57	62.1	4030	3910	138	343	372
QTA-40	603133	680.00	682.00	2.00	0.025	82	90.7	8700	6030	291	939	347
QTA-40	603134	682.00	684.00	2.00	<0.05	5	3	182	709	767	35	283
QTA-40	603135	684.00	686.00	2.00	<0.05	<5	0.9	42	47	277	9	364
QTA-40	603136	686.00	688.00	2.00	<0.05	5	1.3	74	134	200	9	341
QTA-40	603137	688.00	690.00	2.00	<0.05	<5	0.9	35	46	79	4	446
QTA-40	603138	690.00	692.00	2.00	<0.05	6	8.7	490	672	68	14	333
QTA-40	603139	692.00	694.00	2.00	<0.05	<5	1.5	70	75	64	5	309
QTA-40	603140	694.00	695.90	1.90	<0.05	<5	1	55	126	80	5	391
QTA-40	603141	695.90	698.00	2.10	0.025	22	22.2	1910	1875	795	103	392
QTA-40	603142	698.00	698.90	0.90	0.025	11	9	113	145	294	83	686
QTA-40	603143	698.90	699.10	0.20	0.025	27	31.7	2700	411	4480	1405	1300
QTA-40	603144	699.10	699.70	0.60	0.025	22	33.5	506	754	664	235	707
QTA-40	603145	699.70	700.60	0.90	0.025	112	>100	1670	2040	785	1190	948
QTA-40	603146	700.60	700.75	0.15	1.1	178	>100	1890	2310	>10000	2050	1775
QTA-40	603147	700.75	700.90	0.15	0.75	52	62.2	3250	1315	>10000	3640	1490
QTA-40	603148	700.90	701.05	0.15	0.83	101	>100	4310	1665	>10000	3730	3400
QTA-40	603149	701.05	701.70	0.65	0.025	20	21.2	362	174	720	253	553
QTA-40	603150	701.70	702.00	0.30	0.025	36	34.3	921	489	885	664	356
QTA-40	603151	702.00	702.80	0.80	0.025	43	49.9	1390	890	1095	703	740
QTA-40	603152	702.80	703.15	0.35	0.025	19	23.2	1040	3530	548	528	772
QTA-40	603153	703.15	704.00	0.85	0.025	14	13.5	1035	1510	338	353	493
QTA-40	603154	704.00	705.60	1.60	0.025	15	10.3	758	3610	242	131	450
QTA-40	603155	705.60	706.00	0.40	<0.05	<5	1.9	79	84	65	10	311
QTA-40	603156	706.00	707.15	1.15	<0.05	<5	3.1	220	171	130	59	473
QTA-40	603157	707.15	707.70	0.55	<0.05	38	31.7	3830	1100	1270	1345	488
QTA-40	603158	707.70	708.00	0.30	0.12	29	33.5	308	437	1920	233	513
QTA-40	603159	708.00	710.00	2.00	<0.05	7	1.6	63	65	232	26	419
QTA-40	603160	710.00	712.00	2.00	<0.05	<5	4	221	119	276	74	520
QTA-40	603161	712.00	714.00	2.00	<0.05	<5	4.8	249	122	84	26	427
QTA-40	603162	714.00	716.00	2.00	<0.05	9	6.4	590	176	2090	175	452
QTA-40	603163	716.00	718.00	2.00	<0.05	<5	3.8	184	190	279	57	377
QTA-40	603164	718.00	720.00	2.00	<0.05	6	5.4	186	311	275	55	457
QTA-40	603165	720.00	722.00	2.00	<0.05	5	2.1	89	94	366	36	446
QTA-40	603166	722.00	724.00	2.00	<0.05	<5	1.5	55	66	136	20	376
QTA-40	603167	724.00	724.50	0.50	<0.05	<5	1.9	34	50	42	8	348
QTA-41	603168	38.20	38.70	0.50	<0.05	<5	<0.2	16	91	47	7	588
QTA-41	603169	38.70	40.00	1.30	<0.05	<5	<0.2	14	106	44	9	382
QTA-41	603170	40.00	41.89	1.89	<0.05	<5	<0.2	14	99	37	5	427
QTA-41	603171	41.89	42.20	0.31	<0.05	<5	0.2	12	112	61	6	401
QTA-41	603172	42.20	44.00	1.80	<0.05	<5	<0.2	12	112	52	9	429
QTA-41	603173	44.00	46.00	2.00	<0.05	<5	<0.2	13	86	45	12	349
QTA-41	603174	46.00	46.73	0.73	<0.05	<5	0.2	8	106	158	19	369
QTA-41	603175	46.73	47.33	0.60	<0.05	<5	1.1	10	118	1430	31	1150

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 70 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-41	603176	47.33	49.00	1.67	<0.05	<5	<0.2	13	104	77	13	507
QTA-41	603177	49.00	50.00	1.00	<0.05	<5	1.5	13	106	1085	27	839
QTA-41	603178	50.00	52.00	2.00	<0.05	<5	<0.2	14	102	59	12	577
QTA-41	603179	52.00	53.75	1.75	<0.05	<5	<0.2	11	93	47	11	544
QTA-41	603180	53.75	55.00	1.25	0.07	<5	1.6	13	111	2020	35	1210
QTA-41	603181	55.00	56.00	1.00	<0.05	<5	0.4	16	112	562	20	731
QTA-41	603182	56.00	58.00	2.00	<0.05	<5	<0.2	16	103	68	6	499
QTA-41	603183	58.00	60.00	2.00	<0.05	<5	<0.2	14	102	70	5	463
QTA-41	603184	60.00	62.00	2.00	<0.05	<5	<0.2	16	105	48	7	429
QTA-41	603185	62.00	64.00	2.00	<0.05	<5	0.2	17	94	67	8	450
QTA-41	603186	64.00	66.00	2.00	<0.05	<5	<0.2	17	103	45	4	413
QTA-41	603187	105.15	105.30	0.15	<0.05	<5	<0.2	10	118	74	32	267
QTA-41	603188	140.00	140.40	0.40	<0.05	<5	0.7	15	121	33	15	464
QTA-41	603189	140.40	142.00	1.60	<0.05	<5	0.2	16	110	25	6	478
QTA-41	603190	142.00	142.60	0.60	<0.05	<5	<0.2	17	112	22	4	484
QTA-41	603191	142.60	142.90	0.30	<0.05	<5	<0.2	17	158	368	165	389
QTA-41	603192	165.20	167.00	1.80	<0.05	<5	0.8	13	83	255	9	454
QTA-41	603193	167.00	168.30	1.30	<0.05	8	5.2	29	86	92	21	444
QTA-41	603194	198.70	200.45	1.75	<0.05	<5	0.5	18	124	106	15	591
QTA-41	603195	200.45	202.00	1.55	<0.05	<5	0.7	12	98	92	17	576
QTA-41	603196	202.00	202.65	0.65	<0.05	<5	2.2	30	122	414	22	831
QTA-41	603197	202.65	204.00	1.35	<0.05	<5	0.6	12	101	148	14	517
QTA-41	603198	204.00	206.00	2.00	<0.05	<5	0.5	13	105	124	9	496
QTA-41	603199	206.00	208.00	2.00	<0.05	<5	0.8	20	97	319	19	627
QTA-41	603200	208.00	209.90	1.90	<0.05	<5	1.1	60	132	80	17	529
QTA-41	603201	209.90	211.40	1.50	<0.05	<5	3.3	78	216	191	34	724
QTA-41	603202	211.40	212.20	0.80	<0.05	32	36.3	260	501	1605	153	1275
QTA-41	603203	212.20	214.00	1.80	<0.05	<5	1	15	104	192	12	657
QTA-41	603204	214.00	215.30	1.30	<0.05	<5	0.4	15	85	75	8	618
QTA-41	603205	215.30	216.00	0.70	<0.05	<5	0.5	8	102	68	10	533
QTA-41	603206	216.00	218.00	2.00	<0.05	<5	1.1	12	97	192	16	682
QTA-41	603207	218.00	220.00	2.00	<0.05	<5	0.6	10	91	93	12	584
QTA-41	603208	220.00	221.75	1.75	<0.05	5	3.2	11	115	668	30	736
QTA-41	603209	221.75	224.20	2.45	0.14	<5	3.5	18	111	676	39	461
QTA-41	603210	224.20	226.00	1.80	0.13	<5	2.6	16	98	1065	28	916
QTA-41	603211	226.00	228.00	2.00	<0.05	<5	0.7	6	85	458	23	772
QTA-41	603212	228.00	230.00	2.00	0.13	5	4.4	42	249	1530	100	570
QTA-41	603213	230.00	232.00	2.00	<0.05	<5	1.2	13	78	1065	50	805
QTA-41	603214	232.00	234.00	2.00	<0.05	<5	0.6	14	100	973	43	763
QTA-41	603215	234.00	236.00	2.00	<0.05	<5	0.7	14	99	1145	54	541
QTA-41	603216	236.00	237.70	1.70	<0.05	<5	2.4	11	83	1490	66	895
QTA-41	603217	237.70	237.90	0.20	0.25	147	>100	2380	1540	6050	2080	1085
QTA-41	603218	237.90	240.30	2.40	<0.05	<5	1.7	15	106	1960	85	562
QTA-41	603219	240.30	242.00	1.70	<0.05	<5	1.9	22	98	1815	78	819
QTA-41	603220	242.00	243.00	1.00	<0.05	6	5.8	80	181	1120	56	875
QTA-41	603221	243.00	244.70	1.70	<0.05	<5	0.8	8	57	1335	69	483
QTA-41	603222	244.70	245.20	0.50	<0.05	6	4.6	23	111	926	37	566
QTA-41	603223	245.20	246.00	0.80	<0.05	<5	0.8	8	53	1075	45	575
QTA-41	603224	246.00	248.00	2.00	<0.05	<5	0.4	5	60	297	14	446
QTA-41	603225	248.00	250.00	2.00	0.15	17	20.6	204	64	5380	129	994
QTA-41	603226	250.00	252.00	2.00	<0.05	<5	1	11	61	1120	20	440
QTA-41	603227	252.00	254.00	2.00	<0.05	10	8.6	116	221	1335	51	591
QTA-41	603228	254.00	256.00	2.00	0.07	<5	1.1	15	64	923	23	331
QTA-41	603229	256.00	258.00	2.00	0.13	<5	2.2	27	81	1600	18	1020
QTA-41	603230	258.00	260.00	2.00	<0.05	<5	0.3	5	51	220	18	482
QTA-41	603231	260.00	262.00	2.00	<0.05	<5	1.1	13	40	539	30	806
QTA-41	603232	268.00	270.00	2.00	<0.05	<5	<0.2	12	87	108	197	456
QTA-41	603233	270.00	272.00	2.00	<0.05	<5	<0.2	13	86	56	32	353
QTA-41	603234	272.00	274.00	2.00	<0.05	<5	<0.2	14	99	108	30	372
QTA-41	603235	274.00	276.00	2.00	<0.05	<5	0.2	14	68	66	16	386
QTA-41	603236	276.00	278.00	2.00	<0.05	<5	2.7	26	125	414	42	704
QTA-41	603237	278.00	280.00	2.00	<0.05	<5	1.2	12	105	385	24	681
QTA-41	603238	280.00	282.00	2.00	<0.05	5	0.2	16	108	63	15	299

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 71 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-41	603239	282.00	284.00	2.00	<0.05	<5	<0.2	13	110	24	9	316
QTA-41	603240	289.78	290.30	0.52	<0.05	<5	0.2	11	84	37	5	347
QTA-41	603241	290.30	292.00	1.70	<0.05	<5	0.2	11	87	56	7	387
QTA-41	603242	292.00	294.00	2.00	<0.05	<5	0.4	12	77	164	17	380
QTA-41	603243	294.00	296.00	2.00	<0.05	<5	<0.2	15	98	57	12	397
QTA-41	603244	296.00	298.00	2.00	<0.05	<5	<0.2	13	100	130	13	356
QTA-41	603245	298.00	300.00	2.00	<0.05	<5	0.2	14	99	62	10	399
QTA-41	603246	300.00	302.00	2.00	<0.05	<5	<0.2	13	100	52	7	406
QTA-41	603247	302.00	304.00	2.00	<0.05	<5	<0.2	16	102	71	12	466
QTA-41	603248	304.00	306.00	2.00	<0.05	<5	<0.2	16	110	44	9	311
QTA-41	603249	306.00	308.00	2.00	<0.05	<5	1.6	23	141	70	23	420
QTA-41	603250	308.00	310.00	2.00	<0.05	<5	0.2	11	71	37	18	362
QTA-41	603251	310.00	312.00	2.00	<0.05	<5	0.2	12	79	41	10	369
QTA-41	603252	312.00	314.00	2.00	<0.05	<5	0.2	20	110	64	15	434
QTA-41	603253	314.00	316.00	2.00	<0.05	<5	<0.2	15	86	65	14	363
QTA-41	603254	316.00	318.00	2.00	<0.05	<5	0.2	9	56	54	9	394
QTA-41	603255	324.00	326.00	2.00	<0.05	<5	0.3	16	90	126	12	412
QTA-41	603256	326.00	328.00	2.00	<0.05	<5	0.3	9	49	382	11	520
QTA-41	603257	328.00	330.00	2.00	<0.05	<5	0.4	11	58	716	53	404
QTA-41	603258	330.00	332.00	2.00	<0.05	<5	0.2	9	58	107	11	475
QTA-41	603259	332.00	334.00	2.00	<0.05	<5	0.2	12	77	111	12	396
QTA-41	603260	334.00	336.00	2.00	<0.05	<5	0.6	16	81	304	21	564
QTA-41	603261	336.00	338.00	2.00	<0.05	<5	0.3	12	59	80	9	437
QTA-41	603262	338.00	340.00	2.00	<0.05	<5	0.4	11	70	69	9	279
QTA-41	603263	340.00	342.00	2.00	<0.05	<5	0.3	6	40	69	7	611
QTA-41	603264	342.00	344.00	2.00	<0.05	<5	0.5	14	76	58	22	511
QTA-41	603265	344.00	346.00	2.00	<0.05	<5	0.4	15	87	71	13	466
QTA-41	603266	346.00	348.00	2.00	<0.05	<5	<0.2	10	62	58	19	407
QTA-41	603267	348.00	350.00	2.00	<0.05	<5	0.3	10	55	463	24	639
QTA-41	603268	350.00	352.00	2.00	<0.05	<5	0.8	12	66	600	38	485
QTA-41	603269	352.00	354.00	2.00	<0.05	<5	0.2	10	62	195	30	423
QTA-41	603270	354.00	356.00	2.00	<0.05	<5	0.2	11	67	62	22	378
QTA-41	603271	356.00	358.00	2.00	<0.05	<5	0.2	7	47	107	14	378
QTA-41	603272	358.00	360.00	2.00	<0.05	<5	0.2	10	51	267	21	394
QTA-41	603273	360.00	362.00	2.00	<0.05	<5	<0.2	9	46	87	20	376
QTA-41	603274	362.00	364.00	2.00	<0.05	<5	<0.2	13	90	98	25	397
QTA-41	603275	364.00	366.00	2.00	<0.05	<5	0.6	9	60	449	33	487
QTA-41	603276	366.00	368.00	2.00	<0.05	<5	0.2	8	49	115	18	328
QTA-41	603277	368.00	370.00	2.00	<0.05	<5	0.4	13	92	432	29	489
QTA-41	603278	370.00	372.00	2.00	<0.05	<5	<0.2	16	100	19	15	416
QTA-41	603279	372.00	374.00	2.00	<0.05	<5	<0.2	17	112	26	12	364
QTA-41	603280	374.00	376.00	2.00	<0.05	<5	<0.2	16	104	111	13	421
QTA-41	603281	376.00	378.00	2.00	<0.05	<5	<0.2	18	108	115	12	370
QTA-41	603282	378.00	380.00	2.00	<0.05	<5	<0.2	14	82	43	10	393
QTA-41	603283	380.00	382.00	2.00	<0.05	<5	0.2	17	102	56	13	332
QTA-41	603284	382.00	384.00	2.00	<0.05	<5	0.3	16	111	24	10	394
QTA-41	603285	384.00	386.00	2.00	<0.05	<5	0.2	16	109	24	11	391
QTA-41	603286	386.00	388.00	2.00	<0.05	<5	0.2	16	103	23	8	449
QTA-41	603287	388.00	390.00	2.00	<0.05	<5	<0.2	16	102	14	9	387
QTA-41	603288	390.00	392.00	2.00	<0.05	<5	<0.2	14	105	18	9	399
QTA-41	603289	392.00	394.00	2.00	<0.05	<5	0.4	17	115	48	4	384
QTA-41	603290	394.00	396.00	2.00	<0.05	<5	0.2	19	112	27	6	323
QTA-41	603291	396.00	398.00	2.00	<0.05	<5	<0.2	11	77	10	4	451
QTA-41	603292	398.00	400.00	2.00	<0.05	<5	<0.2	14	91	18	5	419
QTA-41	603293	400.00	402.00	2.00	<0.05	<5	<0.2	18	111	23	13	333
QTA-41	603294	402.00	404.00	2.00	<0.05	<5	0.2	16	105	45	13	338
QTA-41	603295	404.00	406.00	2.00	<0.05	<5	0.2	15	90	31	9	369
QTA-41	603296	406.00	408.00	2.00	<0.05	<5	<0.2	17	102	20	5	347
QTA-41	603297	408.00	410.00	2.00	<0.05	<5	0.2	16	102	27	3	349
QTA-41	603298	410.00	412.00	2.00	<0.05	<5	0.7	17	106	32	9	407
QTA-41	603299	412.00	414.00	2.00	<0.05	<5	0.3	17	106	33	9	570
QTA-41	603300	414.00	416.00	2.00	<0.05	<5	0.2	14	98	18	10	378
QTA-41	603301	416.00	417.15	1.15	<0.05	<5	0.2	15	98	126	13	382

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 72 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-41	603302	417.15	417.45	0.30	<0.05	<5	0.2	15	52	156	13	730
QTA-41	603303	417.45	418.00	0.55	<0.05	<5	0.4	16	97	27	14	332
QTA-41	603304	418.00	420.00	2.00	<0.05	<5	0.5	14	98	30	11	421
QTA-41	603305	420.00	422.00	2.00	<0.05	<5	1.1	23	106	255	24	469
QTA-41	603306	422.00	424.00	2.00	<0.05	<5	0.4	16	104	55	32	495
QTA-41	603307	424.00	426.00	2.00	<0.05	<5	0.2	18	102	21	11	372
QTA-41	603308	426.00	428.00	2.00	<0.05	<5	0.4	20	106	65	15	363
QTA-41	603309	428.00	430.00	2.00	<0.05	<5	<0.2	17	102	81	22	389
QTA-41	603310	430.00	432.00	2.00	<0.05	<5	0.8	15	116	354	341	306
QTA-41	603311	432.00	434.00	2.00	<0.05	<5	1.8	28	208	195	38	338
QTA-41	603312	434.00	436.00	2.00	<0.05	<5	<0.2	17	104	46	30	370
QTA-41	603313	436.00	438.00	2.00	<0.05	<5	0.2	16	100	49	15	404
QTA-41	603314	438.00	440.00	2.00	<0.05	<5	0.2	19	100	95	20	407
QTA-41	603315	440.00	442.00	2.00	<0.05	<5	0.2	20	100	69	18	379
QTA-41	603316	450.00	452.00	2.00	<0.05	<5	0.9	35	140	94	28	451
QTA-41	603317	452.00	454.00	2.00	<0.05	<5	1.7	17	127	147	16	394
QTA-41	603318	454.00	456.00	2.00	<0.05	<5	0.3	16	104	97	15	410
QTA-41	603319	456.00	458.00	2.00	<0.05	<5	0.6	21	104	490	23	402
QTA-41	603320	458.00	460.00	2.00	<0.05	<5	0.2	14	87	121	34	423
QTA-41	603321	460.00	462.00	2.00	<0.05	<5	<0.2	16	102	55	13	307
QTA-41	603322	462.00	464.00	2.00	<0.05	<5	<0.2	18	94	159	12	492
QTA-41	603323	464.00	466.00	2.00	<0.05	<5	<0.2	27	102	21	6	441
QTA-41	603324	478.00	480.00	2.00	<0.05	<5	0.3	17	104	35	14	398
QTA-41	603325	480.00	482.00	2.00	<0.05	<5	0.3	14	107	41	18	373
QTA-41	603326	482.00	484.00	2.00	<0.05	<5	0.2	18	96	35	25	530
QTA-41	603327	484.00	486.00	2.00	<0.05	<5	0.9	17	95	134	50	543
QTA-41	603328	486.00	488.00	2.00	<0.05	<5	2.8	42	99	280	28	561
QTA-41	603329	488.00	490.00	2.00	<0.05	<5	0.2	18	100	19	12	445
QTA-41	603330	490.00	492.00	2.00	<0.05	<5	0.2	16	102	12	7	374
QTA-41	603331	492.00	494.00	2.00	<0.05	<5	0.3	18	102	9	10	353
QTA-41	603332	494.00	496.00	2.00	<0.05	<5	<0.2	15	97	12	8	396
QTA-41	603333	500.00	502.00	2.00	<0.05	<5	<0.2	17	96	18	8	369
QTA-41	603334	502.00	504.00	2.00	<0.05	<5	0.2	17	103	9	13	334
QTA-41	603335	514.00	516.00	2.00	<0.05	<5	0.3	13	101	23	21	382
QTA-41	603336	516.00	518.50	2.50	<0.05	<5	1	61	92	109	57	652
QTA-41	603337	518.50	518.70	0.20	0.07	<5	2.5	29	70	1175	4820	1720
QTA-41	603338	518.70	520.00	1.30	<0.05	<5	0.3	8	49	68	120	408
QTA-41	603339	520.00	522.00	2.00	<0.05	<5	3.4	14	108	434	44	646
QTA-41	603340	529.15	532.00	2.85	<0.05	<5	1.5	20	102	269	42	430
QTA-41	603341	532.00	534.00	2.00	<0.05	<5	0.4	9	54	19	13	716
QTA-41	603342	540.00	542.00	2.00	<0.05	<5	0.4	15	81	9	7	434
QTA-41	603343	542.00	544.00	2.00	<0.05	<5	0.6	16	97	13	10	374
QTA-41	603344	544.00	546.00	2.00	<0.05	<5	0.3	10	68	19	10	488
QTA-41	603345	546.00	548.00	2.00	<0.05	7	8.7	128	170	290	103	454
QTA-41	603346	548.00	550.00	2.00	<0.05	25	27.8	506	196	524	398	596
QTA-41	603347	550.00	552.00	2.00	<0.05	8	7.7	76	121	100	69	505
QTA-41	603348	552.00	554.00	2.00	<0.05	5	7.4	181	108	211	138	462
QTA-41	603349	554.00	556.00	2.00	<0.05	11	12.5	81	156	132	78	681
QTA-41	603350	556.00	558.00	2.00	<0.05	5	4.9	29	108	558	40	615
QTA-41	603351	558.00	560.00	2.00	0.07	<5	3.3	21	123	778	26	495
QTA-41	603352	560.00	562.00	2.00	<0.05	<5	3.7	82	133	37	61	453
QTA-41	603353	562.00	564.00	2.00	<0.05	<5	1.1	10	60	10	14	409
QTA-41	603354	564.00	566.00	2.00	<0.05	<5	4.9	74	128	253	58	915
QTA-41	603355	574.00	576.00	2.00	<0.05	<5	0.4	16	97	15	6	419
QTA-41	603356	576.00	578.00	2.00	<0.05	<5	1	17	102	29	6	372
QTA-41	603357	578.00	580.00	2.00	<0.05	<5	3.6	46	162	51	30	409
QTA-41	603358	580.00	582.00	2.00	<0.05	<5	3.1	359	186	32	152	429
QTA-41	603359	590.45	593.45	3.00	<0.05	17	19.7	224	280	206	158	488
QTA-41	603360	593.45	595.00	1.55	<0.05	15	17.9	99	105	551	94	715
QTA-41	603361	595.00	596.00	1.00	<0.05	<5	0.5	14	100	43	31	375
QTA-41	603362	596.00	598.00	2.00	<0.05	<5	0.4	18	95	15	13	393
QTA-41	603363	598.00	600.00	2.00	<0.05	7	0.4	21	102	7	9	358
QTA-41	603364	600.00	602.60	2.60	<0.05	<5	0.3	14	85	11	8	398

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 73 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-41	603365	602.60	604.05	1.45	<0.05	<5	1	95	328	523	115	553
QTA-41	603366	604.05	606.00	1.95	<0.05	<5	0.7	17	90	37	16	414
QTA-41	603367	606.00	608.00	2.00	<0.05	7	0.2	17	95	14	8	374
QTA-41	603368	608.00	609.15	1.15	<0.05	<5	0.6	14	80	16	3	415
QTA-41	603369	609.15	609.90	0.75	<0.05	<5	1.8	25	164	63	10	516
QTA-41	603370	609.90	612.00	2.10	<0.05	<5	0.4	19	100	13	8	391
QTA-41	603371	612.00	614.00	2.00	<0.05	<5	0.3	20	106	18	6	362
QTA-41	603372	614.00	616.00	2.00	<0.05	<5	<0.2	17	100	18	5	369
QTA-41	603373	616.00	618.00	2.00	<0.05	<5	0.2	16	110	3	3	333
QTA-41	603374	618.00	620.00	2.00	<0.05	<5	0.4	20	108	<2	4	376
QTA-41	603375	620.00	622.00	2.00	<0.05	<5	0.3	18	110	14	3	345
QTA-41	603376	622.00	624.00	2.00	<0.05	<5	0.2	11	104	11	2	354
QTA-41	603377	624.00	626.00	2.00	<0.05	<5	0.6	16	114	23	7	351
QTA-41	603378	626.00	628.00	2.00	<0.05	<5	<0.2	18	104	41	15	345
QTA-41	603379	628.00	630.00	2.00	<0.05	<5	0.2	18	109	14	14	332
QTA-41	603380	630.00	632.00	2.00	<0.05	<5	0.5	17	109	24	8	363
QTA-41	603381	632.00	634.20	2.20	<0.05	<5	0.2	17	102	23	7	333
QTA-41	603382	634.20	636.00	1.80	<0.05	<5	<0.2	18	104	20	3	336
QTA-41	603383	650.00	652.00	2.00	<0.05	<5	0.6	20	181	27	5	412
QTA-41	603384	652.00	654.00	2.00	<0.05	<5	<0.2	17	112	20	<2	285
QTA-41	603385	654.00	656.00	2.00	<0.05	<5	<0.2	23	118	11	2	281
QTA-41	603386	656.00	658.35	2.35	<0.05	<5	0.2	22	116	16	3	330
QTA-41	603387	678.00	680.20	2.20	<0.05	<5	0.2	17	98	21	4	317
QTA-41	603388	680.20	681.10	0.90	<0.05	<5	<0.2	19	102	48	36	374
QTA-41	603389	681.10	681.30	0.20	<0.05	<5	0.2	21	112	144	22	251
QTA-41	603390	681.30	683.00	1.70	<0.05	<5	0.2	9	52	16	10	480
QTA-41	603391	683.00	684.89	1.89	<0.05	<5	3.5	35	174	220	21	402
QTA-41	603392	684.89	688.00	3.11	<0.05	<5	0.2	10	53	23	6	381
QTA-41	603393	688.00	690.10	2.10	<0.05	<5	0.2	11	52	13	6	343
QTA-41	603394	690.10	692.00	1.90	<0.05	<5	0.2	16	82	28	14	411
QTA-41	603395	692.00	694.00	2.00	<0.05	<5	0.2	17	90	20	9	381
QTA-41	603396	694.00	696.00	2.00	<0.05	<5	<0.2	17	82	27	9	354
QTA-41	603397	696.00	697.80	1.80	<0.05	<5	0.2	11	58	42	5	370
QTA-41	603398	697.80	698.40	0.60	<0.05	<5	0.2	56	176	26	5	915
QTA-41	603399	698.40	700.00	1.60	<0.05	<5	0.2	17	100	76	12	360
QTA-41	603400	700.00	702.00	2.00	<0.05	<5	0.3	18	92	64	13	401
QTA-41	603401	702.00	704.00	2.00	<0.05	<5	1.7	15	87	76	20	443
QTA-41	603402	704.00	706.00	2.00	<0.05	<5	1.7	12	65	138	13	448
QTA-41	603403	706.00	708.00	2.00	<0.05	<5	0.3	15	84	48	14	330
QTA-41	603404	708.00	710.00	2.00	<0.05	<5	0.3	16	85	119	16	349
QTA-41	603405	710.00	712.00	2.00	<0.05	<5	0.2	18	91	167	19	348
QTA-41	603406	712.00	714.00	2.00	<0.05	<5	0.2	15	99	47	16	325
QTA-41	603407	714.00	716.00	2.00	<0.05	<5	0.5	12	80	57	14	388
QTA-41	603408	716.00	718.00	2.00	<0.05	<5	1.4	24	110	245	38	687
QTA-41	603409	718.00	720.00	2.00	<0.05	<5	1.7	14	69	328	28	509
QTA-41	603410	720.00	722.00	2.00	<0.05	<5	0.5	12	59	93	17	420
QTA-41	603411	722.00	724.00	2.00	<0.05	<5	0.5	12	90	122	23	455
QTA-41	603412	724.00	726.00	2.00	<0.05	<5	0.4	11	145	84	17	445
QTA-41	603413	726.00	728.00	2.00	<0.05	<5	0.4	23	95	40	26	404
QTA-41	603414	728.00	730.00	2.00	<0.05	<5	0.6	17	102	74	18	412
QTA-41	603415	730.00	732.10	2.10	<0.05	<5	0.5	20	75	69	25	446
QTA-41	603416	732.10	734.00	1.90	<0.05	<5	0.8	72	108	79	39	508
QTA-41	603417	734.00	736.00	2.00	<0.05	<5	2.1	45	93	106	58	639
QTA-41	603418	736.00	738.30	2.30	<0.05	<5	1.4	198	248	759	169	600
QTA-41	603419	738.30	739.10	0.80	<0.05	18	16.6	2430	1930	2310	1875	823
QTA-41	603420	739.10	740.05	0.95	<0.05	<5	5.8	2710	1745	439	1965	819
QTA-41	603421	740.05	740.75	0.70	<0.05	<5	4.1	531	335	267	388	1065
QTA-41	603422	740.75	742.00	1.25	<0.05	<5	1.1	31	44	148	41	680
QTA-41	603423	742.00	744.00	2.00	0.025	55	57.8	1690	877	299	772	737
QTA-41	603424	744.00	745.10	1.10	0.13	43	45.6	2420	3810	8780	1010	1915
QTA-41	603425	745.10	746.00	0.90	<0.05	<5	1	25	62	162	26	636
QTA-41	603426	746.00	748.00	2.00	<0.05	<5	1.4	57	53	225	42	558
QTA-41	603427	748.00	750.00	2.00	<0.05	<5	2.9	90	134	441	41	601

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 74 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-41	603428	750.00	751.30	1.30	<0.05	<5	0.6	11	24	171	19	477
QTA-41	603429	751.30	752.60	1.30	<0.05	<5	5.9	132	150	231	66	684
QTA-41	603430	752.60	753.80	1.20	<0.05	<5	6	235	456	714	110	794
QTA-41	603431	753.80	756.00	2.20	<0.05	<5	1.1	25	76	1145	68	500
QTA-41	603432	756.00	758.00	2.00	0.07	<5	4.7	1490	1115	1865	600	698
QTA-41	603433	758.00	760.00	2.00	<0.05	9	7.8	270	243	425	109	672
QTA-41	603434	760.00	761.10	1.10	0.13	<5	3.3	184	138	1935	163	885
QTA-41	603435	761.10	761.40	0.30	<0.05	<5	0.9	142	149	498	116	877
QTA-41	603436	761.40	764.00	2.60	<0.05	<5	0.9	12	64	233	18	450
QTA-41	603437	764.00	765.10	1.10	<0.05	<5	1.2	21	107	329	25	653
QTA-41	603438	765.10	766.40	1.30	<0.05	<5	0.9	10	56	348	25	579
QTA-41	603439	766.40	768.10	1.70	0.07	<5	3.4	229	80	995	203	872
QTA-41	603440	768.10	770.00	1.90	0.07	<5	1.8	255	240	243	211	824
QTA-41	603441	770.00	772.00	2.00	<0.05	<5	0.6	17	73	270	29	526
QTA-41	603442	772.00	773.02	1.02	0.14	44	43.7	5820	4710	>10000	1900	588
QTA-41	603443	773.02	776.00	2.98	0.19	8	11	500	627	8570	372	1240
QTA-41	603444	776.00	778.00	2.00	<0.05	<5	0.7	26	67	378	28	522
QTA-41	603445	778.00	780.00	2.00	<0.05	<5	0.9	26	47	292	32	558
QTA-41	603446	780.00	782.00	2.00	<0.05	<5	3.8	452	132	88	65	423
QTA-41	603447	782.00	784.00	2.00	<0.05	<5	0.4	6	112	47	14	409
QTA-41	603448	784.00	785.75	1.75	<0.05	<5	0.7	56	133	40	21	442
QTA-41	603449	785.75	786.70	0.95	0.06	6	6.5	1055	712	2130	197	639
QTA-41	603450	786.70	788.00	1.30	<0.05	<5	0.6	8	61	60	12	435
QTA-41	603451	788.00	789.40	1.40	<0.05	<5	0.6	6	42	184	11	452
QTA-41	603452	789.40	790.05	0.65	<0.05	<5	3.6	382	156	307	111	669
QTA-41	603453	790.05	790.80	0.75	0.06	9	8.5	1390	730	432	470	706
QTA-41	603454	790.80	792.00	1.20	0.1	<5	0.6	29	70	753	38	501
QTA-41	603455	792.00	794.00	2.00	<0.05	<5	0.6	17	41	65	16	442
QTA-41	603456	794.00	796.00	2.00	<0.05	<5	0.2	12	46	63	14	376
QTA-41	603457	796.00	797.20	1.20	<0.05	<5	0.8	28	201	154	33	791
QTA-41	603458	797.20	800.00	2.80	<0.05	<5	0.4	7	45	57	12	420
QTA-41	603459	800.00	802.30	2.30	<0.05	<5	3.3	43	101	112	41	743
QTA-41	603460	802.30	802.65	0.35	0.2	97	>100	6020	4590	1645	4320	1045
QTA-41	603461	802.65	804.00	1.35	0.025	11	15.5	1330	529	209	892	621
QTA-41	603462	804.00	806.00	2.00	<0.05	<5	0.8	27	168	78	51	696
QTA-41	603463	806.00	808.00	2.00	<0.05	<5	0.3	31	118	40	22	415
QTA-41	603464	808.00	810.00	2.00	<0.05	<5	0.5	28	118	38	16	452
QTA-41	603465	810.00	812.00	2.00	<0.05	<5	0.5	16	148	85	26	638
QTA-41	603466	812.00	814.00	2.00	<0.05	<5	0.3	14	99	44	23	426
QTA-41	603467	814.00	816.00	2.00	<0.05	<5	1.3	17	97	214	26	597
QTA-41	603468	816.00	816.50	0.50	0.07	20	19.8	437	346	3400	395	1385
QTA-41	603469	816.50	818.00	1.50	<0.05	<5	0.6	11	97	277	26	517
QTA-41	603470	818.00	820.00	2.00	<0.05	<5	<0.2	10	103	316	15	380
QTA-41	603471	820.00	822.00	2.00	<0.05	<5	0.5	16	104	158	16	418
QTA-41	603472	822.00	824.00	2.00	<0.05	<5	0.4	19	110	81	16	363
QTA-41	603473	824.00	826.00	2.00	<0.05	<5	<0.2	14	95	51	10	438
QTA-41	603474	826.00	828.00	2.00	<0.05	<5	0.2	20	107	54	12	566
QTA-41	603475	828.00	830.00	2.00	<0.05	<5	0.2	14	110	55	10	478
QTA-41	603476	830.00	832.00	2.00	<0.05	<5	0.2	14	91	164	14	548
QTA-41	603477	832.00	834.00	2.00	<0.05	<5	0.6	16	114	69	13	484
QTA-41	603478	834.00	836.00	2.00	<0.05	<5	0.2	12	97	106	11	450
QTA-41	603479	836.00	838.00	2.00	<0.05	<5	0.4	14	106	115	12	462
QTA-41	603480	838.00	840.00	2.00	<0.05	<5	0.4	13	95	225	17	498
QTA-41	603481	840.00	842.00	2.00	<0.05	<5	0.4	24	117	128	12	488
QTA-42	603482	54.00	56.00	2.00	<0.05	6	<0.2	17	95	59	2	294
QTA-42	603483	56.00	58.00	2.00	<0.05	<5	0.2	17	110	20	<2	297
QTA-42	603484	58.00	60.00	2.00	<0.05	<5	<0.2	16	80	12	<2	330
QTA-42	603485	60.00	62.00	2.00	<0.05	<5	<0.2	13	70	9	<2	237
QTA-42	603486	62.00	64.00	2.00	<0.05	<5	0.3	21	109	21	3	389
QTA-42	603487	64.00	66.00	2.00	<0.05	<5	<0.2	15	98	18	<2	415
QTA-42	603488	66.00	68.00	2.00	<0.05	<5	0.2	16	114	35	<2	337
QTA-42	603489	68.00	70.00	2.00	<0.05	<5	<0.2	15	95	60	2	405
QTA-42	603490	70.00	72.00	2.00	<0.05	<5	<0.2	12	80	20	3	344

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 75 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-42	603491	82.00	84.00	2.00	<0.05	<5	<0.2	14	82	13	<2	274
QTA-42	603492	90.00	92.00	2.00	<0.05	<5	<0.2	15	102	18	<2	301
QTA-42	603493	92.00	94.00	2.00	<0.05	<5	<0.2	13	103	22	<2	317
QTA-42	603494	94.00	96.00	2.00	<0.05	<5	<0.2	14	109	22	<2	293
QTA-42	603495	96.00	98.00	2.00	<0.05	<5	<0.2	16	120	18	2	313
QTA-42	603496	98.00	100.00	2.00	<0.05	<5	0.2	16	121	12	3	247
QTA-42	603497	100.00	102.00	2.00	<0.05	<5	<0.2	15	110	26	<2	282
QTA-42	603498	102.00	104.00	2.00	<0.05	<5	<0.2	16	101	39	2	280
QTA-42	603499	114.00	116.00	2.00	<0.05	5	<0.2	14	103	77	2	428
QTA-42	603500	116.00	118.00	2.00	<0.05	<5	<0.2	12	85	61	3	643
QTA-42	603501	118.00	120.00	2.00	<0.05	<5	<0.2	15	116	37	5	247
QTA-42	603502	120.00	122.00	2.00	<0.05	<5	0.2	16	119	42	6	291
QTA-42	603503	122.00	124.00	2.00	<0.05	<5	<0.2	14	83	164	15	394
QTA-42	603504	124.00	126.00	2.00	<0.05	<5	<0.2	14	88	14	2	251
QTA-42	603505	126.00	128.00	2.00	<0.05	<5	<0.2	17	98	17	3	408
QTA-42	603506	128.00	130.00	2.00	<0.05	<5	<0.2	14	96	11	2	381
QTA-42	603507	130.00	132.00	2.00	<0.05	<5	<0.2	17	106	12	5	301
QTA-42	603508	132.00	132.90	0.90	<0.05	<5	<0.2	17	100	150	20	361
QTA-42	603509	132.90	134.00	1.10	<0.05	<5	<0.2	16	102	54	10	304
QTA-42	603510	134.00	136.00	2.00	<0.05	<5	0.2	16	106	17	9	309
QTA-42	603511	136.00	138.00	2.00	<0.05	<5	0.3	17	102	19	5	320
QTA-42	603512	138.00	140.00	2.00	<0.05	<5	0.2	18	97	15	6	325
QTA-42	603513	140.00	142.00	2.00	<0.05	<5	<0.2	21	99	17	8	319
QTA-42	603514	142.00	144.00	2.00	<0.05	<5	0.2	17	92	37	7	337
QTA-42	603515	144.00	146.00	2.00	<0.05	<5	<0.2	15	99	22	7	260
QTA-42	603516	168.00	170.00	2.00	<0.05	<5	<0.2	15	98	25	6	296
QTA-42	603517	170.00	172.00	2.00	<0.05	<5	<0.2	13	105	21	4	329
QTA-42	603518	172.00	174.00	2.00	<0.05	<5	0.2	15	100	14	3	313
QTA-42	603519	174.00	176.00	2.00	<0.05	<5	<0.2	16	106	10	3	304
QTA-42	603520	176.00	178.00	2.00	<0.05	<5	<0.2	15	101	19	3	327
QTA-42	603521	178.00	180.00	2.00	<0.05	<5	<0.2	17	108	22	4	302
QTA-42	603522	180.00	182.00	2.00	<0.05	<5	<0.2	17	108	16	3	325
QTA-42	603523	182.00	183.00	1.00	<0.05	<5	<0.2	16	119	23	5	277
QTA-42	603524	183.00	184.30	1.30	<0.05	<5	0.2	14	102	23	4	300
QTA-42	603525	184.30	185.60	1.30	<0.05	<5	<0.2	13	76	38	6	382
QTA-42	603526	185.60	188.00	2.40	<0.05	<5	<0.2	15	82	34	10	316
QTA-42	603527	188.00	190.00	2.00	<0.05	<5	<0.2	14	92	22	4	291
QTA-42	603528	198.00	200.00	2.00	<0.05	<5	0.2	15	96	21	5	278
QTA-42	603529	200.00	201.40	1.40	<0.05	<5	0.2	14	98	25	6	253
QTA-42	603530	201.40	202.80	1.40	<0.05	<5	<0.2	12	90	22	4	318
QTA-42	603531	202.80	204.00	1.20	<0.05	<5	<0.2	17	95	13	4	309
QTA-42	603532	204.00	206.00	2.00	<0.05	<5	0.2	16	100	23	5	309
QTA-42	603533	206.00	208.00	2.00	<0.05	<5	0.3	16	101	27	6	268
QTA-42	603534	208.00	210.00	2.00	<0.05	<5	<0.2	14	98	22	3	293
QTA-42	603535	230.30	232.00	1.70	<0.05	<5	<0.2	15	102	24	2	260
QTA-42	603536	232.00	234.00	2.00	<0.05	5	0.2	15	102	39	4	298
QTA-42	603537	234.00	236.00	2.00	<0.05	<5	<0.2	12	96	32	5	326
QTA-42	603538	236.00	237.90	1.90	<0.05	<5	<0.2	17	93	24	4	346
QTA-42	603539	246.84	248.35	1.51	<0.05	<5	0.2	22	63	191	6	354
QTA-42	603540	248.35	249.40	1.05	<0.05	<5	<0.2	14	93	33	4	292
QTA-42	603541	267.30	268.00	0.70	<0.05	<5	<0.2	16	86	45	4	493
QTA-42	603542	268.00	270.00	2.00	<0.05	<5	<0.2	15	102	43	4	383
QTA-42	603543	270.00	272.00	2.00	<0.05	<5	<0.2	14	100	42	4	439
QTA-42	603544	272.00	273.20	1.20	<0.05	<5	0.2	16	104	27	4	314
QTA-42	603545	273.20	274.80	1.60	<0.05	<5	<0.2	14	87	27	4	336
QTA-42	603546	301.30	303.60	2.30	<0.05	<5	0.2	14	89	108	10	397
QTA-42	603547	310.40	312.00	1.60	<0.05	<5	0.3	16	108	33	2	344
QTA-42	603548	312.00	314.20	2.20	<0.05	<5	0.2	17	110	36	<2	344
QTA-42	603549	314.20	316.00	1.80	<0.05	<5	0.2	16	113	37	<2	374
QTA-42	603550	316.00	318.00	2.00	<0.05	<5	0.2	17	105	28	2	364
QTA-42	603551	318.00	320.00	2.00	<0.05	<5	0.2	17	95	16	<2	345
QTA-42	603552	320.00	322.00	2.00	<0.05	<5	0.2	14	91	10	4	292
QTA-42	603553	322.00	323.15	1.15	<0.05	<5	<0.2	16	93	17	2	256

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 76 of 77

Appendix 5 - Summary of QTA-11 to 42 Drill Intervals and Assays

Hole ID	Sample Number	From (m)	To (m)	Width (m)	Au (g/t)	Ag (FA) (g/t)	Ag (g/t)	Pb ppm	Zn ppm	As ppm	Sb ppm	Mn ppm
QTA-42	603554	323.15	325.00	1.85	<0.05	<5	<0.2	17	106	20	3	277
QTA-42	603555	325.00	327.00	2.00	<0.05	<5	0.3	16	107	25	<2	338
QTA-42	603556	327.00	329.00	2.00	<0.05	<5	0.2	18	128	211	16	312
QTA-42	603557	342.80	344.60	1.80	<0.05	<5	0.2	11	86	43	2	415
QTA-42	603558	403.40	405.00	1.60	<0.05	<5	0.2	25	110	20	3	375
QTA-42	603559	405.00	406.70	1.70	<0.05	<5	0.2	16	103	66	<2	372
QTA-42	603560	411.30	411.50	0.20	<0.05	<5	<0.2	20	54	1370	21	234
QTA-42	603561	411.50	412.30	0.80	<0.05	<5	<0.2	16	112	26	<2	330
QTA-42	603562	412.30	412.50	0.20	<0.05	<5	<0.2	17	97	171	3	248
QTA-42	603563	419.60	421.00	1.40	<0.05	<5	0.2	21	70	20	6	345
QTA-42	603564	421.00	423.00	2.00	<0.05	<5	0.2	14	84	17	5	373
QTA-42	603565	423.00	425.00	2.00	<0.05	<5	0.2	13	92	24	6	341
QTA-42	603566	425.00	426.50	1.50	<0.05	<5	0.2	19	104	273	8	329
QTA-42	603567	426.50	428.00	1.50	<0.05	<5	<0.2	18	122	55	7	346
QTA-42	603568	428.00	430.00	2.00	<0.05	<5	0.2	18	88	37	5	415
QTA-42	603569	430.00	432.00	2.00	<0.05	<5	0.2	18	85	331	6	413
QTA-42	603570	447.50	449.37	1.87	<0.05	<5	0.2	15	86	42	<2	313
QTA-42	603571	449.37	451.76	2.39	<0.05	<5	<0.2	16	108	128	4	309
QTA-42	603572	451.76	454.00	2.24	<0.05	<5	0.2	16	70	62	4	313
QTA-42	603573	512.22	514.00	1.78	<0.05	<5	0.2	18	102	40	2	315
QTA-42	603574	514.00	516.00	2.00	<0.05	<5	0.2	15	102	19	<2	330
QTA-42	603575	516.00	518.00	2.00	<0.05	<5	0.2	18	116	49	3	310
QTA-42	603576	518.00	519.00	1.00	<0.05	<5	<0.2	16	101	27	<2	374
QTA-42	603577	641.25	642.30	1.05	<0.05	<5	0.2	27	91	5250	232	204

Caracle Creek International Consulting Inc.
QTA06-NS, November 15th, 2006	Page 77 of 77